Form 20-F
ISPAT INTERNATIONAL NV
filed 2003-02-28
CIK 1041989

===============================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------
                                    FORM 20-F

| | REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                              OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended December 31, 2002
                                              OR
| | TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from __________ to __________


                        Commission file number 001-14666

                               ------------------

                            ISPAT INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)

                                 The Netherlands
                 (Jurisdiction of incorporation or organization)
                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
                    (Address of principal executive offices)
                               -----------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

         Title of each class          Name of each exchange on which registered

         Class A Common Shares        Euronext Amsterdam N.V.
                                      (the "Amsterdam Stock Exchange")

                                      New York Stock Exchange

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act.

-------------------------------------------------------------------------------
                                (Title of Class)

           Securities for which there is reporting obligation pursuant to Section 15(d) of the Act

-------------------------------------------------------------------------------
                                (Title of Class)

      Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     Class A Common Shares, par value EUR 0.01 per share.............51,735,794

                    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days.

                               Yes |X|     No

          Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17         Item 18 |X|

===============================================================================

                                TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION.......................3
CERTAIN DEFINED TERMS.........................................................4
PART I........................................................................5
         ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.......5
         ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.....................5
         ITEM 3.  KEY INFORMATION.............................................5
                  A.   Selected Financial Data................................5
                  B.   Capitalization and Indebtedness........................6
                  C.   Reasons for the Offer and Use of Proceeds..............6
                  D.   Risk Factors...........................................6
         ITEM 4.  INFORMATION ON THE COMPANY.................................15
                  A.   History and Development of the Company................15
                  B.   Business Overview.....................................17
                  C.   Organizational Structure..............................23
                  D.   Property, plant and Equipment.........................24
                  E.   Downstream Activities.................................34
         ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS...............36
                  A.   Operating Results.....................................36
                  B.   Liquidity and Capital Resources.......................55
                  C.   Research and Development, Patents and Licenses, etc...56
                  D.   Trend Information.....................................56
         ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.................57
                  A.   Directors and Senior Management.......................57
                  B.   Compensation..........................................63
                  C.   Board Practices.......................................65
                  D.   Employees.............................................68
                  E.   Share Ownership.......................................68
         ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..........69
                  A.   Major Shareholders....................................69
                  B.   Related Party Transactions............................71
                  C.   Interest of Experts and Counsel.......................71
         ITEM 8.  FINANCIAL INFORMATION......................................72
                  A.   Consolidated Statements and Other Financial
                       Information...........................................72
                  B.   Significant Changes...................................75
         ITEM 9.  THE OFFER AND LISTING......................................75
                  A.   Offer and Listing Details.............................75
                  B.   Plan of Distribution..................................77
                  C.   Markets...............................................77
                  D.   Selling Shareholders..................................77
                  E.   Dilution..............................................77
                  F.   Expenses of the Issue.................................77
         ITEM 10.  ADDITIONAL INFORMATION....................................77
                  A.   Share Capital.........................................77
                  B.   Memorandum and Articles of Association................77
                  C.   Material Contracts....................................78
                  D.   Exchange Controls.....................................78
                  E.   Taxation..............................................78
                  F.   Dividends and Paying Agents...........................85
                  G.   Statements by Experts.................................85
                  H.   Documents on Display..................................85
                  I.   Subsidiary Information................................85
         ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                   MARKET RISK...............................................86
         ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES....91

PART II......................................................................91
         ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...........91
         ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                   HOLDERS AND USE OF PROCEEDS...............................91
         ITEM 15.  CONTROLS AND PROCEDURES...................................91

PART III.....................................................................91
         ITEM 17.  FINANCIAL STATEMENTS......................................91
         ITEM 18.  FINANCIAL STATEMENTS......................................92
         ITEM 19.  EXHIBITS..................................................92

             PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

         Unless the context otherwise requires, the term "Ispat International" refers to Ispat International N.V. and the term "Company" or "Ispat" refers to Ispat International and its operating subsidiaries taken as a whole. In addition, unless the context otherwise requires, all descriptions of the Company in this Annual Report are provided as if the Company had existed since 1989 and the operating subsidiaries were owned by Ispat International from their date of acquisition or creation by the controlling shareholder.

         This Annual Report contains audited consolidated financial statements and notes thereto of the Company as of December 31, 2001 and 2002 and for each of the years ended December 31, 2000, 2001 and 2002 (together, the "Consolidated Financial Statements") and selected consolidated financial information of the Company for the periods presented in the Consolidated Financial Statements and as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999. The Consolidated Financial Statements and the selected consolidated financial information, which include the accounts of Ispat International and its subsidiaries, all of which are controlled by Ispat International, have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America (`U.S. GAAP') (see also Note 2 to the Consolidated Financial Statements) and have been audited by Deloitte & Touche Accountants, independent auditors. Intercompany balances and transactions have been eliminated on consolidation with the exception of shipment quantities. The financial records of each of the operating subsidiaries are maintained in the currency of the country in which such subsidiary is located using the statutory or generally accepted accounting principles of such country. For consolidation purposes, financial statements have been prepared in conformity with U.S. GAAP and expressed in Dollars, the reporting currency.

                              CERTAIN DEFINED TERMS

          All references to `Ispat International' are to `Ispat International N.V.'; to `Ispat Inland' are to Ispat Inland Inc.; to `Imexsa' or `Ispat Mexicana' are to Ispat Mexicana, S.A. de C.V.; to `Ispat Sidbec' are to Ispat Sidbec Inc.; to `Caribbean Ispat' are to Caribbean Ispat Limited; to `Ispat Europe' or `Ispat Europe Group' are collectively to Ispat Hamburger Stahlwerke GmbH (`IHSW'), Ispat Stahlwerk Ruhrort GmbH (`ISRG'), Ispat Walzdraht Hochfeld GmbH (`IWHG'), Ispat Unimetal S.A., Trefileurope and SMR. All references to the "controlling shareholder" refer, collectively, to Lakshmi N. Mittal and the members of his immediate family.

          Unless otherwise stated, all references to "Dollars" or "$" or "USD" are to the currency of the United States of America. All references to "Pesos" are to Mexican Pesos, the currency of Mexico. All references to "C$" are to Canadian Dollars, the currency of Canada. All references to "Euro" or "(euro)" are to the currency of the euro zone.

          As used herein, all references to "Cash Cost of Production" are to all direct and indirect manufacturing costs (excluding depreciation) for the applicable product translated from the currency in which it is reported into Dollars at the average exchange rate for the relevant period.

          "Production capacity" means the annual production capacity of plant and equipment based on existing technical parameters as estimated by management. "Steel products" as used herein refers to finished and semi-finished steel products and excludes direct reduced iron ("DRI"). All quantity figures for shipments of our steel products include intercompany sales.

         The term "tonnes" as used herein means a metric tonne. A metric tonne is equal to 1,000 kilograms or 2,204.62 pounds. The term "ton" as used herein means a short ton. One short ton is equal to 2,000 pounds. All references to iron ore, iron ore pellets, DRI, hot metal and scrap are calculated using tonnes, and all references to steel products including liquid steel are calculated using tons.

          All references to "Sales" include freight and handling costs and fees as per EITF Issue No. 00-10. All references to "Net Sales" exclude freight and handling costs and fees.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

A.        Selected Financial Data

The following table presents selected consolidated financial information of the Company for each of the periods indicated. This data should be read in conjunction with the consolidated financial statements of the Company included in this Annual Report, which have been prepared on the basis of generally accepted accounting principles in the United States of America.


                                                       (Millions of $ except share data and per share data)
                                                                    Years Ended December 31,
                                                       1998        1999        2000       2001       2002
Statement of Income Data

Sales1                                                 $ 3,635     $ 4,898     $ 5,343    $ 4,486    $ 4,889
Cost of sales (exclusive of depreciation)1               3,014       4,270       4,670      4,273      4,356
  Gross profit (before deducting depreciation)             621         628         673        213        533
  Gross margin as percentage of Sales                    17.8%       12.8%       12.6%       4.7%      10.9%
Depreciation                                                91         164         177        177        177
Selling, general and administrative expenses               126         156         181        155        152
Other operating expenses                                     -           -           -         75         62
  Operating income                                         404         308         315      (194)        142
  Operating margin as percentage of Sales                11.6%        6.3%        5.9%     (4.3%)       2.9%
Other income (expense) - net                                 -          15          23         13         14
Financing costs:

  Net interest expenses                                  (132)       (184)       (216)      (228)      (203)
  Net gain (loss) from foreign exchange and
     monetary position                                      16        (11)           -        (9)         23
Income before taxes                                        288         128         122      (418)       (24)
Net income                                                 237          85          99      (312)         49
Basic and diluted earnings per common share2              1.93        0.71        0.82     (2.58)       0.40
Cash dividends per common share3                        $ 0.15      $ 0.15      $ 0.15


                                                                         At December 31,
                                                       1998        1999        2000        2001       2002
Balance Sheet Data
Cash and cash equivalents, including
     short-term investments                             $  525       $ 317       $ 292        $ 85       $ 77
Property, plant and equipment - net                      3,179       3,333       3,299       3,109      3,035
Total assets                                             5,927       5,966       5,978       5,313      5,512
Payable to banks and current portion of
    long-term debt                                         549         457         391         338        262
Long term debt                                           2,400       2,184       2,124       2,041      2,022
Shareholders' equity                                       801         854         884         338        128


                                       5

Other Data:

Net cash provided/(used) by operating activities           253         599         381         40        168
Net cash used in investing activities                  (1,474)       (184)       (195)       (48)       (80)
Net cash provided/(used) by financing activities           987       (432)       (139)      (123)      (101)
Total production of DRI
   (thousands of tonnes)                                 6,292       6,353       6,872      4,918      5,893
Total shipments of steel products
    (thousands of tons)                                 10,792      15,430      16,356     14,118     15,037

_____________________

(1) In 2001, the Company adopted EITF 00-10 (issued by the FASB Emerging Issues Task Force) which requires the inclusion of all shipping and handling costs billed to customers in the Sales figure as well as in Cost of Sales. The Company accordingly recast prior period numbers for 1998, 1999 and 2000 to reflect the same. The application of EITF Issue No. 00-10 does not affect earnings, as it only involves inclusion of shipping and handling costs in both sales and cost of Sales. Shipping and handling costs wer (in $ million) 143, 218, 246, 208 and 243 for the year ended December 31, 1998, 1999, 2000 and 2002.

(2) Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. The computation of diluted earnings per common share is similar to basic earnings per common share, except that diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings (losses) of the Company.

(3)       Dividends are presented on cash basis.

B.        Capitalization and Indebtedness

          Not applicable.

C.        Reasons for the Offer and Use of Proceeds

          Not applicable

D.        Risk Factors

Our decision to suspend acquisition activities may affect our competitive position and financial performance

          The Company has historically relied on the acquisition and successful turnaround of under-performing assets and operations as a key component of its growth strategy. Because of the Company's current financial condition and high leverage, and the decision to focus on debt reduction, the Company has decided to suspend the pursuit of acquisition opportunities for an indefinite time. The decision not to pursue acquisitions may adversely affect the Company's current and future competitive position and, consequently, its results of operations and financial performance.

We may encounter potential conflicts of interest

          Our controlling shareholder or group affiliates may make acquisitions in the same or related lines of business. In January 2003, LNM Holdings NV, an entity owned by our controlling shareholder, acquired a majority stake in Nova Hut in the Czech Republic. Currently, we face limited or little competition from this acquisition in our primary markets; however, it could in the future compete directly or indirectly with us in certain markets and products. Our controlling shareholder may continue to make acquisitions in the future, which may directly or indirectly compete with us in certain markets and products.

          Our controlling shareholder also directly and indirectly owns and controls Ispat Karmet in Kazakhstan, Ispat Sidex in Romania, Ispat Annaba in Algeria, and holds a significant interest in ISCOR in South Africa, and controls Ispat Indo. Currently, we face limited or little competition from these affiliates in our primary markets; however, they could in the future compete directly or indirectly with us in certain markets and products.

          Our controlling shareholder, who is Chairman of our Board of Directors, also acts as a director of Ispat Karmet, Ispat Annaba, Ispat Sidex, Ispat Indo, Nova Hut and Iscor. Each of LNM Holdings NV, Ispat Karmet and Ispat Indo is a party to a management services agreement with our Company, pursuant to which LNM Holdings NV, Ispat Karmet and Ispat Indo pay a periodic fee to our Company as compensation for management services rendered to the affiliate by our Company.

          We have engaged in commercial and financial transactions with affiliates, as detailed in Note 6 to the Consolidated Financial Statements which could result in conflicting interests. If we enter into any commercial transactions with affiliates in the future, we intend to do so on terms that are no less favorable to us than those we could have obtained from unaffiliated third parties.

We have significant debt obligations to service which may limit our flexibility in managing our business

          Our principal amount of indebtedness outstanding could have important consequences to our company and the holders of the Class A common shares, including the following:

          o we have significant cash interest expense and principal repayment obligations;

          o our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired;

          o our current debt level may limit our flexibility to adjust to changing market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions; and

          o adverse business conditions may lead to difficulties in debt servicing which may limit our ability to make acquisitions, finance capital expenditures and working capital requirements.

          At December 31, 2002, we had outstanding approximately $2,284 million in aggregate principal amount of indebtedness consisting of approximately $262 million of short-term indebtedness (including current portion of long-term debt) and $2,022 million of long-term indebtedness. A portion of our working capital financing consists of uncommitted lines of credit which may be cancelled by the lenders in certain circumstances.

We have guaranteed our subsidiaries debt which may limit our flexibility in managing our business

          We have provided guarantees for some of the debt and credit lines of our operating subsidiaries. Any possible invocation of these guarantees may limit our ability to raise additional financing and may limit our flexibility in managing our business.

          Additionally, any possible invocation of any of these guarantees could cause some or all of the other guaranteed debt to accelerate, creating severe liquidity pressures.

          At December 31, 2002, we had guaranteed approximately $1.6 billion in aggregate of the total aggregate indebtedness of approximately $2.3 billion.

We have created special purpose entities which may limit our ability to raise additional financing

          We have created special purpose entities to partially finance the working capital requirement of Ispat Europe. These entities do not feature in our balance sheet and are collateralized against working capital assets.

Adverse business conditions or a decline in the quality of such working capital assets may cause an increase in the collateral requirements related to the entities. Any negative change in our access to working capital financing through these or other entities, or increase in the collateral requirements related to such entities, would adversely affect our liquidity and flexibility to manage our business.

We have limited our capital expenditure

          We have continued to exercise control on our capital expenditure. Capital expenditure in 2002 was $108 million as against $97 million in 2001 and $184 million in 2000. Capital expenditure in 2002 and 2001was largely restricted to spending required to maintain the operating condition of our plant and equipment. Our limited capital expenditures may affect our ability to upgrade current, or purchase new, plant and equipment and may, therefore, lead to reduced efficiencies. Any reduction in efficiency will adversely affect our revenues, profit margins and cash flows.

Our income taxes may substantially increase if changes in the tax laws or their interpretation occur

          We may face a significant increase in our income taxes if tax rates in the jurisdictions where our operating subsidiaries operate, increase and/or are modified by regulatory authorities in a manner adverse to our Company. This may adversely affect our cash flows, liquidity and ability to pay dividends.

          See "Operating and Financial Review and Prospects--Income Taxes." In the past, we have paid minimal income taxes due to, among other things:

          o a favorable tax regime in Trinidad and Tobago which has allowed Caribbean Ispat to be exempt from tax on all income derived from exports, which constitute a substantial portion of Caribbean Ispat's sales. This tax regime has now been amended and this benefit no longer exists;

          o the existence of net operating losses at certain of our operating subsidiaries prior to their acquisition, which were allowed to be carried forward; and

          o the availability of accelerated depreciation which resulted in lower taxes on a cash basis due to timing differences between the recognition of certain expenses for tax and book purposes at certain of our operating subsidiaries and benefits of consolidation of entities within one jurisdiction, in particular Imexsa. See also "Financial Information - Legal Proceedings" and Note 16 to the Consolidated Financial Statements.

Our pension liabilities may go up due to a decline in value of pension assets and may limit our flexibility to manage our business

          The Company faces significant risks with regard to cash contributions, which may be required for the pension plans of its operating subsidiaries. The Company's required contributions could increase significantly if equity markets continue to decline or interest rates continue to remain low. Further there could be a recalculation of the pension liability, if the pension funding relief legislation passed in the United States of America (HR 3090) is not renewed.

International trade actions or barriers may adversely affect our product sales and revenue generation

          Ispat International is an international company with sales spanning many countries, and, therefore, its business has significant exposure to the effects of trade actions and barriers. Recently, various countries, including the United States of America have, or are contemplating, the institution of trade actions and barriers. For example, in March 2000 the United States of America imposed a "Section 201" tariff rate quota on imports of steel wire rod, and in 2001 and 2002, U.S. trade agencies made affirmative determinations under U.S. antidumping and countervailing duty laws against exports of steel wire rod to the United States of America. In March 2002, the U.S. administration again invoked Section 201 to limit certain steel imports into the United States of America. The action included 30% tariff rate increases for hot-rolled sheet, cold-rolled sheet, coated sheet, and hot-rolled bar, with the rate declining to

24% in the second year and 18% in the third. In addition, there was a tariff rate quota imposed on steel slab. Because of the international nature of the Company, it is difficult to predict the continuing effects of current or future trade actions. On balance, these actions have had a generally positive effect on the results of our U.S. operations and on steel prices globally in 2002. However, while several of the developments described above may benefit certain subsidiaries of the Company, there can be no assurance that potential benefits will ultimately accrue because of World Trade Organization ("WTO") challenges, exclusion requests and various economic uncertainties. In addition, the European Union, Japan, Canada and other countries are considering their own trade protection actions which may adversely affect our operations. As a result, any change in the current status of international trade actions may have an adverse affect on our product sales and revenue generation. See also "Financial Information - Legal Proceedings" and Note 16 to the Consolidated Financial Statements.

Regulatory and Trade-related legal proceedings could adversely affect our business

          In addition to the more general trade barriers described above, if we were party to a regulatory or trade-related legal proceeding that was decided against us or any of our operating subsidiaries, it could adversely affect our business, financial condition, results of operations, cash flows or prospects. See also "Financial Information - Legal Proceedings" and Note 16 to the Consolidated Financial Statements.

Due to our global presence, we face unpredictable foreign governmental policies and international economic conditions that could hurt our business

          Governmental, political and economic developments relating to inflation, interest rates, taxation, currency fluctuations, social or political instability, diplomatic relations, international conflicts and other factors, in countries in which we have operations, may adversely affect our business, financial condition, results of operations and prospects. For example, we have operations in emerging-market countries such as Mexico and Trinidad and Tobago and may have operations or dealings in other emerging-market countries in the future. Historically, governments in many emerging-market countries have exercised substantial influence over many aspects of their economies. Although the governments of Mexico and Trinidad and Tobago have pursued policies of economic liberalization and deregulation in the past decade, a significant change in those policies may adversely affect business and economic conditions in Mexico and Trinidad and Tobago, in general, and our business in particular.

          Further, these emerging-market countries may experience social, political and economic disturbances and instability from time to time, which could, also hurt our operations. For example, in the past, Mexico has experienced considerable political, social and economic instability, which resulted in an economic recession and significant volatility in exchange rates, reduced availability of credit, high inflation and high interest rates. In response to these developments, since 1995, the government has implemented a series of economic reform measures. These reform measures, among other things, are designed to stabilize the Peso and reduce inflation. For the year ended December 31, 2002, Imexsa's sales accounted for 12% of the Company's consolidated sales and its operating profit accounted for approximately 40% of our consolidated operating profit. We do not have, and do not intend to obtain, political risk insurance in any country where we conduct business.

Absence of domestic markets in certain subsidiaries may limit our flexibility in managing business

          Some of our subsidiaries such as Caribbean Ispat and Ispat Mexicana are primarily export oriented as domestic markets are not adequate to support the operations. Any rise in trade barriers or trade related actions in main export markets may adversely affect the operations of these subsidiaries and may limit our flexibility in managing business.

          See also "Financial Information - Legal Proceedings" and Note 16 to the Consolidated Financial Statements.

We may experience currency fluctuations and become subject to exchange controls that could adversely affect our business

          We operate and sell our products in a number of countries, and as a result, our business, financial condition, results of operations and prospects could be adversely affected by fluctuations in exchange rates. A majority of our sales are either Dollar-denominated or based on Dollar prices, which limits our exposure to a devaluation against the Dollar of the currencies of the countries in which we operate. Nevertheless, any depreciation of currencies of major steel producing countries could enhance the business margins of our competitors who also have Dollar-denominated sales and could adversely affect our results of operations. Our net sales from Ispat Europe, comprising approximately 23% of our net sales, and our net sales from Ispat Sidbec, comprising approximately 11% of our net sales, are predominantly denominated in Euros and Canadian dollars, respectively, and have been impacted by currency fluctuations. In addition, most of our operating subsidiaries incur a significant portion of their costs in the currency of the country in which they operate, and exchange-rate fluctuations that result in an appreciation in the value of such currencies against the Dollar would result in an increase in our operating costs in Dollar terms.

          Mexico and a number of other emerging market countries have suffered balance of payment deficits and, from time to time, shortages of foreign exchange reserves. Although neither the Mexican Government nor the government of any other country in which we currently operate restricts the ability of foreign persons or entities to convert their respective currencies into U.S. dollars or other currencies, we cannot assure you that the Mexican Government or such other governments will not initiate policies restricting or limiting the ability of our operating subsidiaries to convert the currencies in which they operate into foreign currencies. This could include restricting our ability to convert the currencies in which our subsidiaries operate to foreign currencies in order to meet their foreign currency denominated debt obligations. Any such restrictive exchange control policy could adversely affect our business, financial condition, results of operations and prospects.

          On January 1, 1999, the Euro was introduced and is planned to eventually function as the single currency of Europe. On that date, eleven of the fifteen member countries of the European Union, including The Netherlands, where we maintain our registered office, Luxembourg, where we maintain the registered office and certain operations of Ispat Europe, and France and Germany, where a substantial portion of the assets and operations of Ispat Europe are maintained, established fixed conversion rates between their existing sovereign currencies and the Euro. These countries adopted the Euro as their common legal currency on that date, and on January 1, 2002, the Euro replaced the sovereign legal currencies of these countries.

          We have significant operations within the European Union including many of the countries that have adopted the Euro. We cannot predict the impact the Euro will have on continuing steel operations within the European Union and the international steel-trading environment.

We could experience labor disputes which could disrupt our business

          We have in the past experienced work stoppages and disruptions at certain of our operating subsidiaries. At Imexsa there was a labor dispute resulting in a stoppage of work from December 22, 2001 to January 17, 2002. Work stoppages or other labor-related developments could adversely affect our business, financial condition, results of operations and prospects. Approximately 84% of our employees are represented by labor unions and are generally covered by collective bargaining or similar agreements, which are regularly renewable. However, a work stoppage or strike could occur:

          o         prior to the expiration of the current labor agreements;

          o during negotiations of new labor agreements or extensions of existing labor agreements; or

          o         during the negotiations of wage and benefit levels.

          Each of our operating subsidiaries has concluded collective bargaining agreements with labor unions representing a substantial majority of its employees. Although we believe that we will successfully negotiate new collective bargaining agreements with our unions when existing agreements expire, such negotiations:

          o         may not be successful;

          o         may result in a significant increase in the cost of labor;
                    or

          o may breakdown and result in the disruption of the operations of our operating subsidiaries.

          At Ispat Sidbec, negotiations are currently taking place concerning the renewal of the collective labor agreement which expired on January 31, 2003. These labor negotiations at Ispat Sidbec have not led to a work stoppage or disturbance, and we currently anticipate such labor negotiations to be successfully concluded.

          However, we can give no assurance that such labor negotiations will conclude successfully or that no work stoppages or labor disturbances will occur. Any such work stoppages or labor disturbances at Ispat Sidbec, or any of the other operating subsidiaries of the Company, may have an adverse affect on the operations and financial results of the Company.

Credit rating downgrades or similar triggers may affect our flexibility in managing business

          During the course of 2002, primarily as a result of actions relating to the restructuring of the debt at Imexsa, certain of the credit ratings of the Company and its subsidiaries were downgraded. Following the successful restructuring of Imexsa, these credit ratings were upgraded, although in certain instances not to previous levels. Any decline in our credit rating may lead to some of our lenders recalling loans or withdrawing credit lines. This may adversely affect liquidity management, our competitiveness and ability to manage our business.

Significant decreases in steel prices and demand due to economic conditions and other factors affecting the steel industry could result in a decrease in our gross and operating margins for the year

          The steel industry is highly cyclical in nature and sensitive to general economic conditions and other factors beyond our control, such as worldwide production capacity and fluctuations in steel imports and tariffs, which are difficult to predict. Because we obtain nearly all of our revenues from the sale of steel and steel related products, any economic downturn in Europe, North America, Asia or elsewhere could result in a significant decrease in demand or prices for our steel and steel related products which could in turn result in decreases in our gross and operating margins and declines in our business, financial condition, results of operations and prospects for the year. For example, in 2000-2001, an economic downturn in North America and other parts of the world resulted in lower steel prices, which resulted in lower gross and operating margins for our company. Although certain economic indicators are pointing to modest renewed growth in 2003, there still exists a substantial risk of a "double-dip" downturn in the global economy as a result of geo-political and other uncertainties. Any such return to negative economic growth may adversely affect our business, financial condition and results of operations.

We face significant price and other forms of competition from other steel producers, which could hurt our results of operations

          Generally, the markets in which we conduct business are highly competitive. Increased competition could cause us to lose market share, increase expenditures or reduce pricing, any one of which could hurt our results of operations. The world steel industry has historically suffered from substantial over-capacity. Excess capacity in some of the products sold by us will intensify price competition for such products. This could require us to reduce the price for our products and, as a result, negatively impact our results of operations. We compete primarily on the basis of quality and the ability to meet customers' product specifications, delivery schedules and price. Some of our competitors may:

          o         benefit from greater capital resources;

          o         have much longer operating histories;

          o         have different technologies; and

          o         have lower raw material and energy costs.

          In addition, our competitive position within the global steel industry may be affected by, among other things:

          o the recent trend toward consolidation amongst our competitors in the steel industry, particularly in Europe and the United States of America;

          o exchange rate fluctuations that may make our products less competitive in relation to the products of steel companies based in other countries; and

          o the development of new technologies for the production of steel and steel related products and the development of new media for the sale of steel related products, such as the Internet, which could impact the way we produce and sell our products.

We may encounter supply shortages and increases in the cost of raw materials, energy and transportation

          We require substantial amounts of raw materials/energy in our production process consisting principally of iron ore fines, iron ore pellets, scrap, electricity and natural gas. Any prolonged interruption in the supply of raw materials or energy, or substantial increases in their costs, could adversely affect our business, financial condition, results of operations and prospects. For example, there was a temporary loss of production at Imexsa in the fourth quarter of 2002 caused by a natural gas supply disruption following an explosion at the supplier's premises. The availability and prices of raw materials may be negatively affected by:

          o         new laws or regulations;

          o         suppliers' allocations to other purchasers;

          o         interruptions in production by suppliers;

          o accidents or other similar events at suppliers' premises or along the supply chain;

          o         changes in exchange rates;

          o         consolidation in the steel related industry;

          o         worldwide price fluctuations and other factors; and

          o         transportation.

          In addition, energy costs, including the cost of natural gas and electricity, make up a substantial portion of our cash cost of production. The price of energy has varied significantly in the past and may vary significantly in the future largely as a result of market conditions and other factors beyond our control. Because the production of DRI and steel involves the use of significant amounts of natural gas, we are sensitive to the price of natural gas.

We have a controlling shareholder who can appoint our directors and determine the outcome of shareholder votes

          Our controlling shareholder indirectly has the right to make binding nominations for the appointment of all members of our Board of Directors and to determine the outcome of any action requiring shareholder approval. In addition, the controlling shareholder will have the ability, by virtue of his indirect ownership of Class B common shares, to prevent or cause a change in control of our company and our subsidiaries. Some of our debt could become due prior to its stated maturity following a change in control of our company if the controlling shareholder were to decide to dilute his ownership below stated levels of ownership.

          As of the date of this report our controlling shareholder indirectly owned all of our Class B common shares and 26,100,000 Class A common shares, representing 48% of the Class A common shares, with an aggregate of approximately 97% of the voting rights. Holders of Class A common shares are entitled to one vote per share, and holders of Class B common shares are entitled to ten votes per share.

Because we are a holding company with no revenue-generating operations of our own, we depend on the cash flows and earnings of our subsidiaries which may not be sufficient to meet our needs

          Because Ispat International is a holding company with no business operations of its own, we are dependent upon the earnings and cash flows of, and dividends and distributions from, our operating subsidiaries to pay our expenses, meet any future debt obligations and pay any cash dividends or distributions on the Class A common shares that may be authorized by our Board of Directors and shareholders. If we are unable to generate sufficient cash flow from such earnings and distributions from our subsidiaries, we may have to delay or cancel the payment of dividends on Class A common shares. The Company did not pay a dividend to the Class A common shares in 2001 and 2002. Other potential measures to obtain funds, such as by selling assets, may be restricted by our operating subsidiaries' debt instruments, and our ability to use equity financings is dependent on our results of operations and prevailing market conditions.

          Our major assets are interests in the capital stock of our operating subsidiaries. We rely on our operating subsidiaries to generate sufficient earnings and cash flows to pay dividends or distribute funds to our company to enable us to pay our expenses and meet any future debt obligations. Our operating subsidiaries' ability to pay dividends to us is subject to limitations under the applicable laws of their respective jurisdictions and the terms of certain of their debt agreements.

          The ability of our operating subsidiaries to pay dividends or distribute funds to our company may also be restricted by, among other things, the imposition of, or increases in the rate of, taxes on dividends or distributions in the jurisdictions in which the operating subsidiaries operate or are taxable, or by the imposition of policies restricting the ability of our operating subsidiaries to convert the currencies of the countries in which they operate into other currencies.

          Under Dutch law, we can only pay dividends distributions to the extent we receive dividends from our subsidiaries, recognize gain from the sale of our assets, or record share premium as a result of the issuance of common shares. See Notes 8 and 10 to the Consolidated Financial Statements. In addition, since we have guaranteed certain debt obligations of some of our operating subsidiaries, we face other limitations under the guarantees on our ability to make dividend payments, distributions and other similar payments as well as on our ability to incur additional debt. See "Financial Information - Dividend Distributions" and Notes 8 and 10 to the Consolidated Financial Statements.

Our competitive position depends on our senior management team and the loss of its members could materially hurt our business

          Our ability to maintain our competitive position and to implement our business strategy is dependent to a large degree on the services of our senior management team, particularly Mr. Lakshmi N. Mittal, Chairman of the Board of Directors and Chief Executive Officer of Ispat International, who has managed our company since its inception. The loss of or any diminution in Mr. Mittal's services or those of the other members of Ispat's senior management team or an inability to attract, retain and maintain additional senior management personnel could materially hurt our business, financial condition, results of operations or prospects. We may not be able to retain our existing senior management personnel or to attract additional qualified senior management personnel in the future. We do not maintain key man life insurance on any members of our senior management.

Natural disasters could significantly damage our production facilities

          Natural disasters could significantly damage our production facilities. In particular, Imexsa's production facilities are located in Lazaro Cardenas, Michoacan, Mexico, an area that has historically experienced earthquakes of varying magnitude. Extensive damage to Imexsa's production complex or any of our other major production complexes, whether as a result of an earthquake or other natural disasters, could materially hurt our business, financial condition, results of operations or prospects. The book value of Imexsa's production facilities represented 9% of our total assets at December 31, 2002; Imexsa's sales in 2002 accounted for 12% of our sales; and Imexsa's operating income in 2002 accounted for approximately 40% of our operating income in 2002.

Our insurance policies have limited coverage and we may not be insured against some of the risks to our business

          The occurrence of an event that is uninsurable or not fully insured could materially hurt our financial condition and results of operations and prospects. We maintain comprehensive full-value insurance on all of our property and equipment in amounts that we believe are consistent with industry practices but we may not be fully insured against some risks to our business. Our insurance policies cover, among other things, all-risk machinery breakdown and boiler explosion. The all-risk policy covers physical loss or damage to the property and equipment of our company on a reinstatement basis, and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policy. Under the all-risk policy, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms are also covered. We also maintain public and product liability insurance in an amount of $200 million. Each of our operating subsidiaries also maintains various other insurance, such as workmen's compensation insurance and marine insurance.

We may have to spend substantial sums to meet environmental regulations

          We have spent, and can be expected to spend in the future, substantial amounts to comply with environmental laws and regulations which, over time, have become more stringent. If this trend continues, we may be required to make changes in our operations and our costs may increase. Our operations are subject to strict environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations govern, generally, air and water pollution, the management and disposal of hazardous substances and the remediation of contamination. These requirements, or enforcement of these requirements, may become even more stringent in the future. Failure to comply could result in the assessment of civil and criminal penalties, the suspension of operations and lawsuits by private parties. Ispat Inland is a defendant in various administrative or judicial actions initiated by governmental agencies, including a U.S. Environmental Protection Agency ("EPA") consent decree which will require significant expenditures over the next several years that may be material to our results and operations or our financial condition. Please also read the section entitled "Financial Information--Legal Proceedings" and Note 16 to the Consolidated Financial Statements for a more detailed description of the 1993 EPA consent decree and other environmental actions affecting our business.

Forward-Looking Statements and Associated Risks

          This Annual Report contains forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements reflect the company's views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of many factors, including the factors discussed above. In addition, among the other factors that could cause actual results to differ materially are the following: inventory risks due to shifts in market demand and/or price erosion of purchased inputs; changes in product mix; costs and yield issues associated with initiating production at new factories and the factors affecting future performance listed above. The words "believe," "expect", "anticipate", "intend", "estimate", "plan" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

          Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

ITEM 4.  INFORMATION ON THE COMPANY

A.        History and Development of the Company.

          Ispat International N.V. was incorporated under the laws of The Netherlands on May 27, 1997, to hold various steel and steel-related companies owned by Mr. Lakshmi N. Mittal and members of his immediate family (collectively, the "controlling shareholder") which were contributed or transferred to Ispat International by its controlling shareholder in connection with a reorganization that was consummated in July 1997.

          The registered offices of Ispat International are located at 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands. The telephone number of the registered offices is (31-10) 217-8800. Ispat International's agent in the United States of America is CT Corporation System, located at 1633 Broadway, New York, New York 10019.

          We have grown through a series of acquisitions and by improving the operating performance of each acquired facility, through focused capital expenditure programs and implementation of improved management practices, resulting in increases in production and shipment of steel products, reduction in cash costs of production and increases in productivity. Our aggregate capital expenditures were approximately $108 million, $97 million and $184 million during 2002, 2001 and 2000, respectively. Following is a summary of each of our acquisitions:

          o Caribbean Ispat Asset Lease and Acquisition. In May 1989, Caribbean Ispat began leasing the plant assets of ISCOTT, and in December 1994, Caribbean Ispat purchased the plant assets of ISCOTT, exercising its purchase option under the ISCOTT Lease (as defined herein) for a purchase price of $70 million, which was paid in cash. As part of the acquisition, Caribbean Ispat made certain commitments to spend $73.5 million in capital expenditures over a three-year period, all of which has been spent.

          o Imexsa Acquisition. In January 1992, Imexsa acquired the assets and selected liabilities of Siderurgica del Balsas, S.A. de C.V. and equity interests in several related companies, as part of the privatization of the Mexican steel industry, for an aggregate purchase price of $220 million. As part of the acquisition, Imexsa committed to spend $50 million in capital expenditures over a period of five years from the date of acquisition, all of which has been spent. In addition, we agreed to invest up to $300 million for the construction of a hot strip mill, failing which 5% of the capital stock of Caribbean Ispat would be transferred by our controlling shareholder to the Mexican government. In 1995, we obtained the consent of the Mexican government to substitute this by a $300 million capital expenditure program by Imexsa, all of which was completed as of December 31, 1997. In 2002, the Company's 51% owned pipe making subsidiary in Mexico, Productura Mexicana de Tuberia, concluded the sale of substantially all of its production assets.

          o Ispat Sidbec Acquisition. In August 1994, we acquired all of the capital stock of Sidbec-Dosco inc. from a company owned by the Government of the Province of Quebec for a purchase price of approximately $52 million and assumed debt of approximately $134 million. As part of the acquisition, Ispat Sidbec committed to spend $73 million in capital expenditures over a five-year period from the date of acquisition, all of which has been spent. Pursuant to the agreements relating to the acquisition, we made a C$30 million (approximately $22 million) capital contribution to Ispat Sidbec.

          o Ispat Hamburg Acquisition. Effective January 1, 1995, our controlling shareholder, through an indirect subsidiary, acquired the shares of Ispat Hamburg for approximately $6 million. Such subsidiary concurrently purchased from a creditor of Ispat Hamburg its outstanding indebtedness for an agreed amount (since fully repaid). Pursuant to the agreements related to the Ispat Hamburg acquisition, such subsidiary made a DM 30 million (approximately $21 million) capital contribution to Ispat Hamburg. We also agreed to spend DM 70 million (approximately $50 million) on capital expenditures over a five-year period, which has been fully spent within the stipulated period which ended on December 31, 1999.

          o Ispat Duisburg Acquisition. In October 1997, we acquired Ispat Ruhrort and Ispat Hochfeld (together, "Ispat Duisburg") from Thyssen Stahl AG for DM 30 million, of which DM 6 million was paid in cash, with the balance payable over a period of six years. In addition, we assumed a debt of DM 90 million payable over a period of three years (since fully repaid). As part of the acquisition, Thyssen is committed to supply Ispat Duisburg hot metal for 10 years at a price based on certain formula and Thyssen is obligated to purchase 90% of its bloom requirements from Ispat Duisburg at an agreed price formula.

          o Irish Ispat Acquisition and Liquidation. In May 1996, we acquired Irish Steel, the predecessor to Irish Ispat, from the Irish Government for IR (pound)1 and assumed debt of approximately $51 million. Following the acquisition, the Company had over time injected (euro)30 million (approximately $30 million) to fund capital investments and operating losses at Irish Ispat.

                    On June 15, 2001 Irish Ispat announced the shutdown of its steelmaking operations in Haulbowline, County Cork, Ireland, and the calling of a creditors meeting for the appointment of a liquidator. This decision was taken in view of continuing losses of Irish Ispat and the continuing deterioration of the steel market with no prospect for recovery in the near to medium term.

          o Ispat Inland Acquisition. In July, 1998, we acquired Ispat Inland from Inland Steel Industries ("ISI") for an aggregate purchase price of $1,399 million, which consisted of a net cash payment of $1,115 million and assumption of debt of $284 million. As part of the acquisition, Ispat Inland entered into an agreement with the Pension Benefit Guaranty Corporation ("PBGC") to provide certain financial assurances with respect to Ispat Inland's pension plan. In accordance with this agreement, Ispat Inland provided the PBGC a letter of credit in the amount of $160 million, made cash contributions of $25 million in 1998, $24 million in 1999, $30.7 million in 2000 and $108.6 million in 2001 to the Pension Trust and committed to certain minimum funding requirements, including to fund the normal cost of the pension plan. Included in the 2001 payments was a prepayment of the entire 2002 obligation and a portion of the 2003 obligation. A further payment of $54.5 million was made in January 2003. In addition, Ispat Inland granted to the PBGC a first priority lien on selected assets. The agreement has a term of at least five years or at least until certain financial tests are met, whichever is later. However, the agreement could terminate within five years if the pension plan is terminated or Ispat Inland is sold and the purchaser meets certain tests. In connection with our acquisition of Ispat Inland, ISI caused its subsidiary Ryerson Tull, Inc. (with which it has subsequently merged) to execute a guaranty in favor of the PBGC in the amount of $50 million (the "RT Guaranty"). We agreed that Ryerson Tull shall be subrogated to the rights of the PBGC against Ispat International and Ispat Inland to the extent of any payment made by Ryerson Tull under the RT Guaranty.

          o Ispat Unimetal Acquisition. In July 1999, we acquired Ispat Unimetal, Trefileurope and SMR from Usinor for a total consideration of (euro)100 million ($107 million).

          We are one of the world's 10 largest steel producers, and have steel-making operations in six countries. We are also the world's largest producer of DRI with access to deep-water port facilities. Our operating philosophy embraces both integrated mini-mill and blast furnace processes for steel-making. Since 1992, we have experienced significant growth primarily as a result of strategic acquisitions of steel-making facilities and initiatives undertaken to improve the operating performance of these acquired facilities. As a result, our steel shipments have increased from approximately 1.5 million tons in 1992 to approximately 15.0 million tons in 2002, making us one of the fastest-growing steel producers in the world over the past ten years. In 2002, our consolidated sales, operating income and net income were approximately $4,889 million, $142 million and $49 million, respectively.

          We have a high degree of both product and geographic diversification. We produce a broad range of high-quality, finished and semi-finished steel products. Our flat and long product portfolios include high-quality cold rolled, electro galvanized and coated steels, slabs, special bar quality and wire rods. During 2002, we shipped our products to over eighty-five countries worldwide, with our largest markets in the North America and Europe. See "--Business Overview-Products." We conduct our business through our subsidiaries operating in six countries.

These operations are: (i) Ispat Inland, the fifth largest integrated steel producer in the United States of America; (ii) Imexsa, one of the largest steel producers in Mexico; (iii) Ispat Sidbec, the fourth largest steel producer in Canada; (iv) Caribbean Ispat, Trinidad, the largest steel producer in the Caribbean; (v) Ispat Germany, comprising Ispat Hamburg and Ispat Duisburg, one of the largest producers of high-quality long products in Germany; and, (vi) Ispat Unimetal, one of Europe's highest quality producers of long products for cold heading, wire drawing and forging in the form of wire rods, bars and billets. Most of these operations are strategically located with access to deep-water port facilities which allow for cost-efficient import of raw materials and export of steel products.

B.        Business Overview

          Historically, we have grown through the acquisition of underperforming steel facilities, primarily through implementation of improved operational and management practices. As a result, we have benefited by increases in production and shipments of steel products, and reductions in cash costs of production.

          The following table provides the 2002 summary information on our seven acquisitions of steel-making facilities:



                                                                                                 Steel Shipments
                                                                                          -------------------------
                                                                                          Year Prior
          Operating                 Year                    Product        Production          to            2002
          Subsidiary              Acquired     Location     Category        Process       Acquisition     Shipments
------------------------------    --------     --------     --------       ----------     -----------     ---------
                                                                                             (thousands of tons)
Ispat Inland..................      1998      U.  S.       Flat/Long       BOF/EAF              5,260         5,654
Imexsa........................      1992      Mexico       Flat            DRI/EAF                528         3,041
Ispat Sidbec..................      1994      Canada       Flat/Long       DRI/EAF              1,294         1,534
Ispat Duisburg................      1997      Germany      Long            BOF                  1,540         1,502
Ispat Unimetal................      1999      France       Long            EAF                  1,447         1,342
Ispat Hamburg.................      1995      Germany      Long            DRI/EAF                936         1,111
Caribbean Ispat...............      1989      Trinidad     Long            DRI/EAF                395           853
                                                                                                  ---        ------
    Total.....................                                                                 11,400        15,037
                                                                                               ======        ======

The following table sets forth our operations in different geographic areas:

                                       Americas                              Europe
                       -----------------------------------------   -----------------------------
                                                                                                     Others &
($ Millions)                 US      Mexico    Canada   Trinidad     France   Germany    Ireland   Eliminations  Consolidated
                                $         $         $         $           $         $          $            $             $
Year ended December
31, 2000

Sales to unaffiliated
customers                   2,505       813       622       123         564       635        81            0        5,343

Net sales                   2,439       841       609       233         534       664        86        (309)        5,097

Operating income               36       116        89         -          25        53       (1)          (3)          315

Total assets at
December 31, 2000           3,185     1,678       907       549         293       409        68      (1,111)        5,978

Depreciation                  106        15        16        18           5        10         4            3          177

Capital expenditures           83        30        19        10          13        10         3           16          184

Year ended December
31, 2001

Sales to unaffiliated
customers                   2,212       534       503       103         535       582        17            0        4,486

Net sales                   2,143       481       479       285         508       620        17        (255)        4,278

Operating income            (127)      (49)        21      (11)          15        31       (2)         (72)        (194)

Total assets at
December 31, 2001           3,080     1,480       857       528         266       327         -      (1,225)        5,313

Depreciation                  104        21        19        18           6         5         1            3          177

Capital expenditures           29        22        13         9          15        10         -          (1)           97

Year ended December
31, 2002

Sales to unaffiliated
customers                   2,388       588       557       129         618       609         0            0        4,889

Net sales                   2,316       654       534       322         598       673         -        (451)        4,646

Operating income               33        57        41        18         (7)        38         -         (38)          142

Total assets at
December 31, 2002           3,162     1,449       883       523         451       377         -      (1,333)        5,512

Depreciation                   99        21        20        19           7         7         -            4          177

Capital expenditures           52         9        14         6          10        16         -            1          108


Products

          We have a high degree of both product and geographic diversification. We produce a broad range of high-quality, finished and semi-finished flat and long steel products.

          Our principal products currently include:

o         DRI;

o         Semi-finished flat products such as slabs;

o finished flat products such as hot-and cold-rolled and hot dipped and electro galvanized steels;

o         semi-finished long products such as blooms and billets; and

o         finished long products such as bars, wire rods and wire products.

          The following table sets forth our total production of DRI, and our total shipments of flat and long products in 2002 by major product category:


                                         Ispat                Ispat                 Ispat       Ispat
                                        Inland     Imexsa     Sidbec      CIL      Germany     Unimetal      Total
                                        ------     ------     ------      ---      -------     --------      -----

(In Thousands)
DRI production (tonnes).............        --      2,858       178      2,316        541           --       5,893

Flat Products shipments (tons)

Semi-finished.......................        --      3,025        45         --         --           --       3,070

Finished............................     4,985         16       639         --         --           --       5,640

Long Products shipments (tons)

Semi-finished.......................        --         --        11         96        935           --       1,042

Finished............................       669         --       839        757      1,678        1,342       5,285
                                         -----      -----     -----       -----     -----        -----      ------
                                         5,654      3,041     1,534        853      2,613        1,342      15,037
                                         =====      =====     =====       =====     =====        =====      ======


Metallics Strategy

          We are the world's largest producer and user of Direct Reduced Iron or DRI, a pure iron raw material, with total 2002 production of approximately 5.9 million tonnes. The availability of internally produced DRI enables the Company to produce higher quality grades of steel than mills using scrap as their primary metallic input. Most commonly used types of scrap, such as HMS#1, have high levels of non-ferrous elements and impurities. DRI enables the Company to control the quality and consistency of its metallic input, which is essential to ensure uniform high quality of the finished products produced. Historically, it has also given the Company a cost advantage compared to scrap. In addition, the production and hence usage of DRI allows the company to utilize a flexible metallics mix depending on the economics. We have from time to time decreased or increased DRI production in certain subsidiaries, and depending upon market situation our production strategy is subject to continuous review and modification.

          Our marketing strategy is to work with our customers on product development to meet their present and future requirements while utilizing our assets in the most efficient and profitable manner. We focus our efforts on providing solutions to our customers to reduce their cost and becoming their preferred supplier of high quality steel products.

          Raw Materials and Energy

          Our principal requirements for raw materials are for iron ore fines, iron ore pellets and scrap. Our strategy for the procurement of raw materials consists of:

          o Pursuing the lowest cost of ownership through aggregated purchasing;

          o Exploiting our global purchasing reach through presence in the major steel markets; and

          o         Leveraging local cost advantages on a global scale.

          Our principal suppliers for iron ore feed and iron ore pellets are CVRD, MBR & FERTECO in Brazil, Shougang Hierro in Peru and QCM in Canada. In addition, we obtain a portion of our iron ore from each of the Minorca and Empire Mines in the United States of America to the extent of our stake holding and from iron ore pellets from the Pena Colorada mine in Mexico. Our general practice is to procure our scrap needs from local markets from suppliers within close proximity to our operating plants.

          Prices of externally sourced iron ore pellets are typically determined annually on a contractual basis, and these prices are generally influenced by global supply - demand considerations. Prices of iron ore pellets sourced from our own subsidiaries or from joint ventures in which we have an interest are based on the application of agreed upon pricing methodology.

          Scrap prices are generally based on spot markets, and have experienced significant fluctuations over the last few years. Energy costs, particularly natural gas and electricity, constitute a substantial portion of our cash cost of production. The price of energy has varied significantly in the past and may vary significantly in the future largely as a result of market conditions and other factors beyond our control. Because the production of DRI involves significant amount of natural gas requirement, our production costs are sensitive to the price of natural gas.

          Prices of natural gas at our subsidiaries generally fall into one of three categories: (a) spot (b) administered prices, based on movements in spot prices, or (c) fixed contractual prices. At our U.S., Canadian and European subsidiaries, natural gas prices have historically been based on spot prices. At our Trinidadian operations, natural gas is supplied by a regulated agency, and the prices are fixed by contract. At our Mexican subsidiary, natural gas is also supplied by a government agency, but the prices are regulated prices based on a formula linking them to spot price movements. In 2001, our Mexican subsidiary, Ispat Mexicana, entered into a hedging arrangement with its supplier of natural gas in the form of a three-year fixed price, fixed quantity, take-or-pay contract for approximately 70% of its annual needs. This contract will expire in December 2003.

          Electricity is another major cost component. At all of our locations, electricity is generally procured from local, regulated utility companies at prices fixed by either contract or tariff.

          See "Risk Factors--Supply and Cost of Raw Materials and Energy."

Government Regulations

          See "Risk Factors--We may have to spend substantial sums to meet environmental regulations," --International trade actions or barriers may adversely affect our product sales and revenue generation" and "--Regulatory and trade-related proceedings could materially hurt our business." See also "Financial Information--Legal Proceedings."

Management

          The Chairman and CEO of the company is Mr. Lakshmi N. Mittal. Mr. Mittal's vision and his ability to guide our Company in its formulation and execution of appropriate business strategies to meet the challenges of an increasingly dynamic industry and business environment, has helped the Company emerge as a leading player in steel production utilizing the integrated mini-mill and blast furnace process, with a strong manufacturing base in North American Free Trade Agreement ("NAFTA") and Europe. We are the only steelmaker in NAFTA region to have steel making facilities in each of USA, Canada and Mexico. The management is focused on building organizational excellence in our people, our operations and in our aspirations.

          Local management operates each operating subsidiary with full responsibility for its profitability and corporate management teams supplement their efforts. Each operating subsidiary maintains its own complete organizational structure including manufacturing, engineering, research and commercial staff functions and has a well defined business strategy. In addition, we have corporate management teams that aid our operating subsidiaries at a strategic level. Within the corporate management teams we have specialized and experienced executives including finance, marketing, purchasing, operations, shipping, human resources, internal assurance, strategic planning, business development, technology, continuous improvement and law.

          We extensively practice our Knowledge Integration Program ("KIP"), which among others is a quality, cost and efficiency improvement program designed to allow each operating subsidiary to benefit from the best practices utilized by other operating subsidiaries. Under the KIP, senior and middle level managers periodically meet with their counterparts from other operating subsidiaries to share technical and operating experiences, coordinate activities and stay abreast of technical and commercial developments and company-wide practices. We believe that the KIP contributes significantly to reducing procurement and conversion costs through bulk purchasing and improving overall profitability and operating efficiencies through mutual assistance.

Business Strategy

          Our strategy is to enhance shareholder value by strengthening our position as a low cost producer of high-quality steel and playing a leading role in the consolidation of the global steel industry. We also believe that the market leaders in the new world economy will be those who can identify, capture, and create value by formulating and implementing creative procurement, marketing and financial solutions to tomorrow's challenges and opportunities.

          This strategy includes the following key elements:

          o Leverage our Global position. Our position as one of the world's largest steel producers provides many opportunities to achieve operational synergies and cost savings. A key element in our strategy is to facilitate the sharing of knowledge across our global operations, and effectively leverage the extensive expertise of the Company's management and employees to maximize the realization of these advantages.

          o Organic Growth. We continue to examine and pursue opportunities to improve the operating performance of our facilities and enhance our low cost production capabilities through targeted capital expenditures. Historically, we have been very successful at enhancing our production capabilities at relatively low capital costs per ton.

          o Use Technology as a Competitive Tool. We believe in the judicious application of technological advances, as essential to continued competitiveness. We will continue to invest in incremental technological improvements wherever it is appropriate.

          o Remain a Low Cost Producer. We believe that our efficient use of steel-making facilities, access to captive port handling facilities and superior operating practices makes us one of the lowest cost steel producers in each of the markets in which we compete. We seek to further protect and enhance our competitive position through continuous cost reduction programs and through our KIP. We believe that KIP has already provided significant benefits, including reduced procurement costs of raw materials, consumables and spare parts, as well as increased productivity through the transfer of technological know-how among our operating subsidiaries.

          o Strengthen Our Leading Market Positions and Reputation for Quality. Through our acquisitions and investments, we have has become a leader in a number of markets and products. We are the largest producer and consumer of DRI in the world. Our European operations collectively are the largest producers of high-quality wire rod on the continent and Ispat Inland is one of the leading suppliers to the automobile and appliance industries in North America and has leading positions with Ford, Honda Toyota, Maytag and Whirlpool. In addition, we believe we have established a reputation for producing high-quality steel products, in part due to our tradition of partnering with key customers. We intend to continue such partnering with its key customers in research and development efforts and in assisting them with their product design initiatives. We believe this helps ensure strong, long-term customer relationships and enables us to produce higher quality steel products and create long-term growth opportunities. In the future, we believe we can further enhance our profitability by leveraging these leading market positions to sell a broader range of higher value-added products.

C.        Organizational Structure

          Ispat International is a holding company with no steel making operations of its own. Our significant subsidiaries are:

          o         Ispat Inland, incorporated in the United States of America;

          o         Ispat Mexicana, incorporated in Mexico;

          o         Ispat Sidbec, incorporated in Canada;

          o         Caribbean Ispat, incorporated in Trinidad and Tobago;

          o         Ispat Europe, incorporated in Luxembourg;

          o         Ispat Hamburg, incorporated in Germany;

          o         Ispat Ruhrort, incorporated in Germany;

          o         Ispat Hochfeld, incorporated in Germany; and

          o         Ispat Unimetal, incorporated in France.

          All of these significant subsidiaries are wholly-owned by Ispat International, indirectly through intermediate holding companies.

          This chart represents the operational rather than the exact legal or ownership structure of our company.


                                    --------------------
                                     Ispat International
                                     (The Netherlands)
                                    --------------------

 ---------------------------------------------------------------------------------------------
    -------------    ------    --------    -------    ---------            ------------
       Ispat         Ispat      Ispat        Ispat    Caribbean               Ispat
    International    Inland    Mexicana     Sidbec      Ispat                Europe
       (U.K.)        (U.S.)    (Mexico)    (Canada)   (Trinidad)           (Luxembourg)
    -------------    ------    --------     -------   ---------            ------------


                                                                      --------------------
                                                                           Ispat Duisburg
                                                               --------  --------- --------   ---------
                                                                 Ispat      Ispat    Ispat      Ispat
                                                                Hamburg   Hochfeld  Ruhrort    Unimetal
                                                               (Germany) (Germany) (Germany)  (France)
                                                               --------  --------- --------   ---------

D.        Property, Plants and Equipment

          Our principal operating subsidiaries are Ispat Inland, Imexsa, Ispat Sidbec, Caribbean Ispat, Ispat Hamburg, Ispat Duisburg and Ispat Unimetal. In addition, we conduct operations through other subsidiaries and affiliates. All of our operating subsidiaries are wholly-owned by Ispat International through intermediate holding companies.

          Certain of the Company's assets are encumbered in favor of the Company's lenders. See Note 8 to the Consolidated Financial Statements.

Ispat Inland Inc. ("Ispat Inland")

General

          Ispat Inland, formerly Inland Steel Co., is the fifth largest integrated steel producer in the United States of America based on 2002 shipments of 5.7 million tons and accounted for approximately 5.8% of domestically produced shipments within the United States of America in 2002. It manufactures steel products which are rated by its customers as among the most consistent and highest quality products available for a wide range of applications. Ispat Inland produces steel sheet and strip and special bar quality products for a broad base of customers in the automotive, appliance, office furniture, electric motor, heavy equipment, forging, cold finishing and transportation markets.

          Ispat Inland's goal is to be a preferred supplier of steel products by emphasizing best-in-class delivery and quality while maintaining competitive service. A key element toward achieving this goal is its strategy of developing strategic partnerships with its customers in order to supply value-added products which carry higher margins.

          Ispat Inland has a leading customer base. Many of its major customers are industry leaders in their markets. About one-half of its sales to automotive customers are to Ford, Chrysler and General Motors while the remainder is to U.S. transplant units of foreign auto makers including Toyota, Honda, Mitsubishi, BMW and Mercedes. In the appliance sector, Ispat Inland provides a majority of Maytag's steel requirements and about 70% of Whirlpool's steel requirements.

          Additionally, Ispat Inland has maintained a long and stable relationship with its major customers. In many instances, the relationships go back for decades. Ispat Inland is considered a leading supplier to most of its major customers.

          Given the quality and stability of its customer base, Ispat Inland benefits from having a dependable market for its products.

          In addition to its integrated steel manufacturing facilities, Ispat Inland has interests in two state-of-the-art, best-in-class finishing mills, located near New Carlisle, Indiana. Ispat Inland holds a 60% interest in I/N Tek which is a continuous cold-rolling plant that processes hot band into cold rolled and a 50% interest in I/N Kote which has both hot dip and electro galvanizing lines for flat rolled steel. The joint venture partner in each case is Nippon Steel Corporation. Under the terms of the partnership agreements relating to these joint ventures, both partners receive production-based payments representing return on equity, but Ispat Inland alone has the rights to all of the productive capacity of the joint ventures and the market exposure for all of the product sales.

          Ispat Inland also holds a 50% interest in PCI Associates which operates a pulverized coal injection facility at Indiana Harbor Works. The facility operates by injecting finely ground coal directly into the blast furnaces, thereby reducing coke requirements. Ispat Inland also has interests in iron-ore mining and pelletizing operations, owning and operating the Minorca Mine in Minnesota and has a 21% interest in the Empire Mine in Michigan.

Production Facilities

          Ispat Inland's steel manufacturing facilities are located on 1,900 acres at its Indiana Harbor Works in East Chicago, Indiana. The following table sets forth a general description of Ispat Inland's principal production units currently in operation:


Facility                                Description             Production Capacity (1)        Production in 2002

Blast furnace                   3 Blast furnaces              5.6 million tons of hot       4.7 million tons
                                                              metal

Basic oxygen furnace            2 BOFs with 4 vessels with    5.9 million tons of liquid    5.4 million tons
(BOF)                           ladle metallurgy stations     steel
                                and one RH type vacuum
                                degasser

Slab & bloom caster             3 continuous Slab & Bloom     5.3 million tons              5.3 million tons
                                casters

80" Hot strip mill              With 5 roughing stands, 6     6.0 million tons              5.4 million tons
                                finishing stands, 3 walking
                                beam slab reheat furnaces

Cold rolling mill               2 Continuous pickle lines     3.1 million tons              2.6 million tons
                                56" and 80" Tandem mill       3.7 million tons              2.6 million tons
                                Continuous annealing          457,000 tons                  331,000 tons
                                facilities
                                Batch annealing facility      1.7 million tons              1.7 million tons
                                3 Temper rolling mills        2.9 million tons              2.3 million tons
                                5 finishing lines             2.1 million tons              1.8 million tons

Coating lines                   3 Coating lines               928,000 tons                  854,000 tons

Electric arc furnace            One 120 ton AC EAF (60 MVA)   610,000 tons of liquid steel  449,000 tons
                                with ladle metallurgy
                                station

Billet caster                   Four-strand continuous        800,000 tons                  433,000 tons
                                caster

12" Bar mill                    Rod and Stelmor coil mill     700,000 tons                  623,000 tons
                                with rounds, hexagons and
                                square products



(1) "Production capacity" means the annual production of plant and equipment based on existing technical parameters as estimated by management.

Ispat Mexicana, S.A. de C.V. ("Imexsa")

General

          Imexsa is one of the largest steel producers in Mexico, based on 2002 shipments of 3.0 million tons of slabs. Imexsa is also one of the largest and high quality dedicated merchant slab producers in the world. Slabs are an intermediate steel product used for manufacturing a broad range of flat products such as plates and hot-rolled coils. Slabs are purchased both by steel manufacturers without primary steel making facilities and by steel manufacturers with either a temporary or permanent reliance on external sources for a portion or all of their needs. Imexsa utilizes DRI as its primary metallic input for substantially all of its production. Imexsa operates modern DRI plants, an efficient EAF-based steel making plant and continuous casting facilities. Imexsa has advanced secondary metallurgical capabilities, including ladle refining, vacuum degassing and calcium silicon injection, which permit it to produce higher quality slabs utilized for specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries. Since its inception, Imexsa has been an export-focused company. For the year ended December 31, 2002, approximately 67% of Imexsa's slabs were exported primarily to finished steel product manufacturers in the United States of America, through dedicated deep water port facilities located adjacent to its production complex in Lazaro Cardenas, Michoacan, on Mexico's Pacific coast.

          In addition to its core steel-making facilities, Imexsa holds a 50% equity interest in Consorcio Minero Benito Juarez Pena Colorada, S.A. de C.V., an iron ore mining and pelletizing company. Imexsa also has strategic interests in several other ancillary companies, which provide significant benefits. These include a 50% interest in Servicios Siderurgicos Integrados, S.A. de C.V., provides various products such as lime, industrial gas and services to Imexsa, at its cost of producing these services.

Production Facilities

The following table sets forth a general description of Imexsa's principal production units currently in operation:


Facility                                Description            Production Capacity (1)        Production in 2002
-------------                   -------------------------    ---------------------------   ----------------------
Pelletizing plant               Straight grate plant with    4.0  million tonnes of        2.5million tones
                                area of 4,994 ft(2)          pellets

HyL DRI plant                   HyL III continuous plant     2.4 million tonnes of DRI     1.7 million tones
                                with four reactors

MIDREX(TM) DRI plant            MIDREX(TM)                   1.7 million tonnes of DRI     1.2 million tones
                                MEGAMOD plant

EAFs (steel melt shop)          Four 220-ton EAFs with 150   4.0  million tons of          3.3 million tons
                                MVA transformers             liquid steel

Secondary metallurgy            Two 220-ton ladle                        --                           --
                                furnaces, one calcium
                                silicon injection system,
                                one vacuum degassing unit

Continuous casting              Two twin-strand slab         3.8 million tons of slabs     3.0 million tons
                                casting machines, capable
                                of producing a range of
                                slab sizes

Thermal power station           Two 154-tons/hour steam      40 megawatts (two 20                     --
                                boilers                      megawatt units)

                                Two steam-driven turbo
                                generators


(1) "Production capacity" means the annual production of plant and equipment based on existing technical parameters as estimated by management.

          Imexsa's production facilities are located on 1,075 acres adjacent to a major deep-water port in Lazaro Cardenas, Michoacan, Mexico, through which most of its slabs are shipped for export and its raw materials are received. The port is the largest bulk material handling port in Mexico and the second largest bulk material handling port in Latin America. The port includes a metals and minerals wharf with three berths, operated by Corporacion del balsas under a concession from the Mexican government which expires in 2014, and a multipurpose terminal berth operated by Imexsa, which currently accepts vessels up to Panamax size. Imexsa operates the multipurpose terminal berth under a concession from the Mexican government which expires in 2010.

Ispat Sidbec Inc. ("Ispat Sidbec")

General

          Ispat Sidbec is the fourth largest steelmaker in Canada, based on 2002 shipments of approximately 1.5 million short tons of finished steel products. Ispat Sidbec manufactures a wide range of steel products, including hot, cold and galvanized sheet, wire rods, bar and pipe products, and markets these products primarily in Canada and the United States of America. Ispat Sidbec is currently the only Canadian steelmaker utilizing internally produced DRI as the primary raw material for steelmaking. Ispat Sidbec has two MIDREX(TM) DRI plants with an aggregate production capacity of 1.5 million metric tonnes. Ispat Sidbec's facilities are located near substantial iron ore reserves and have access to ample natural gas and hydroelectric power.

Production Facilities

          Ispat Sidbec's facilities are located in the Province of Quebec on approximately 1,050 acres of land in Contrecoeur, 100 acres in Longueuil and 23 acres in Montreal. The following table sets forth a general description of Ispat Sidbec's principal production facilities currently in operation:


Facility                                Description            Production Capacity (1)         Production in 2002
----------                     ---------------------------   --------------------------      --------------------
Contrecoeur

Direct reduction plant          Two MIDREX(TM) Modules       1.5 million metric tonnes       197,000 tons
                                                             of DRI

EAFs                            Two 150-short ton EAFs       1.8 million tons of liquid      1.7 million tons
                                with 130 MVA transformers    steel

Secondary metallurgy            Two 150-ton ladle furnaces               --                           --

Continuous casting              One single-strand slab       900,000 tons of slabs           770,000 tons
                                casting machine
                                One six-strand billet        900,000 tons of billets         851,000 tons
                                casting

Hot strip mill                  One two-high reversing       683,000 tons of hot bands       693,000 tons
                                stand and one four-high
                                finishing stand




Facility                                Description            Production Capacity (1)         Production in 2002
----------                     ---------------------------   --------------------------      --------------------

Cold rolling mill               Pickling line                470,000 tons                   449,000 tons

                                Two Sendzimir                470,000 tons                   395,000 tons
                                cold-rolling mills

                                19 annealing furnaces        330,000 tons                   264,000 tons
                                including a new Hydrogen
                                Furnace

                                One temper mill              330,000 tons                   246,000 tons

Rod and bar mill                One rod and bar mill with    450,000 tons of rods and       447,000 tons
                                125-ton/hour gas-fired       bars
                                furnace to reheat billets
                                with 10 finishing stands
Longueuil

Bar mill                        Bar mill with one 90-ton/    410,000 tons of finished       374,000 tons
                                hour gas-fire furnace to     bars
                                reheat billets with 16
                                finishing stands
Montreal

Pipe mill                       Pipe mill with 100 foot      109,000 tons of pipe           61,000 tons
                                furnace six-strand forming
                                mill



(1) "Production capacity" means the annual production of plant and equipment based on existing technical parameters as estimated by management.

____________________


          The Contrecoeur works have direct access to a water terminal, owned by the Port of Montreal, with docks on the south shore of the St. Lawrence River, through which iron ore is received and steel products may be shipped. The St. Lawrence River is accessible by ship for most of the year, although shipping costs rise in the winter months when icebreakers are needed. As a result, during the fall months, iron ore is stockpiled for use during the coldest months of the year. Scrap is shipped by truck or rail. All plants have railway access, with the exception of the Longueuil plant.

Acufil

          Acufil, a wholly owned Canadian limited partnership, is one of Canada's finest wire producers. Established in 1995 in Montreal, Acufil shipped approximately 70,000 tons of wire, in 2002, to customers located in Canada and the United States of America. Acufil is geographically located very close to its wire rod supplier, Ispat Sidbec and services customers in the automotive, agricultural, construction, bedding and furniture, cable, pulp tie and consumer product industries.

          Acufil produced 71,000 tons of wire products in 2002. After planned improvements made to Acufil plant in 1996, Acufil has a production capacity of approximately 99,000 tons per year of wire products. The facility is located in Montreal Canada and consists of a modern acid picking line, two wire galvanising lines, one patenting line and 20 wire drawing machines.

          Acufil does not have a revolving credit facility with financial institutions. Its financing is centralised at the parent company.

         Its 300,000 square feet facility received certification for ISO 9002 in September 2000. The plant also has a complete ISO certified testing facility used by its customer service metallurgists to support product development and other challenges faced by customers.

         Acufil is a member of AWPA and the Wire Association International.

Delta Tube and Company, Limited

         Delta Tube and Company, Limited was formed by Ispat Sidbec Inc (40%) and Nova Steel (60%) to manufacture pipe for Ispat Sidbec and hollow structural sections of Nova Steel. Delta Tube is equipped with two ERW lines which produce pipes from two to six inches in diameter for the account of its two owners, which are then sold by such owners. The facility is located in Montreal, Canada and operates on a tolling arrangement per ton transformed and has a production capacity of 75,000 tons. In 2002, Delta Tube rolled 62,000 tons.

Sorevco

         Sorevco, a 50%-50% joint venture with Dofasco, operates a hot dip galvanising line with a production capacity of 250, 000 short tons. It produces galvanised sheet in widths of up to 55 inches, in thickness varying between 0.01 to 0.13 inches in a wide variety of zinc coatings. Ispat Sidbec and its partner are each committed to supply 50% of Sorevco's full hard substrate requirements, its primary raw material. Sorevco is of strategic importance to Ispat Sidbec as it permits the sales of value-added flat-rolled products without requiring additional production capacity for annealing and temper rolling at the Contrecoeur plant. The hot dip galvanising line has a new galvanising process for two-sided zinc coating of cold-rolled coil for the production of culvert pipe used in road construction which offers good market opportunities in North America. In 2002, Sorevco shipped 230,000 short tons of galvanised sheets.

         Sorevco has a revolving credit facility (the "Sorevco Facility") with a financial institution, secured by substantially all of the assets of Sorevco, providing for a maximum borrowing of approximately $12.3 million (C$20 million). This facility bears interest at floating rates based on certain lending indices (at the option of Sorevco), plus a margin of 0.5% or 1.5% and matures in September, 2003. At December 31, 2002, approximately $11.1 million (C$17.6 million) was outstanding under this facility. The Sorevco Facility contains certain financial and other covenants, including covenants that require Sorevco to maintain specified tangible net worth levels and restrict the incurrence of indebtedness, distribution of capital to partners and other restricted payments, creation of liens, sales of assets, transaction with affiliates and amalgamations, consolidation and acquisition of all or substantially all assets of other persons.

Walker Wire (Ispat) Inc.

         Walker Wire (Ispat) is one of the United States of America's oldest and most important wire processors. Established in 1944, Walker Wire currently ships approximately 100,000 tons of wire and processed rod from coast to coast. With three manufacturing facilities located in Ferndale, Michigan; Pontiac, Illinois and Warren, Michigan, Walker Wire is geographically positioned to provide unparalleled service to its customers in the automotive, agricultural, construction, and consumer product industries.

         Walker Wire, a wholly owned U.S. subsidiary, produces cold drawn wire and bars at three facilities, with and aggregate production capacity of 109,000 short tons of drawn wire and bars. Walker Wire purchases majority of its rod requirements from Ispat Sidbec and the balance from rod mills in the United States of America and Europe. Walker Wire is equipped with two acid picking lines and annealing facilities and specializes in value-added products for the automotive industry; its location provides it with cost-effective access to automotive part manufacturers in the Detroit and Chicago areas. Walker Wire is of strategic importance to Ispat Sidbec as it permits the sales of value-added wire and bars products without requiring additional production capacity for cold drawing at the Contrecoeur plant. In 2002, Walker Wire shipped 87,000 tons of galvanized wire.

         Walker Wire has a revolving credit facility (the "Walker Wire Facility") with a financial institution, secured by its accounts receivable and inventory and certain related assets, providing for a maximum borrowing of approximately $16 million. This facility bears interest at floating rates based on certain lending indices (at the option of Walker Wire), less a margin of 1% and matures in June 2003. At December 31, 2002, approximately $7.6 million was outstanding under this facility. The Walker Wire Facility contains certain financial and other covenants, including covenants that require Walker Wire to maintain specified tangible net worth levels and current ratios and restrict the incurrence of indebtedness, distribution of capital to shareholders and other restricted payments, creation of liens, sales of assets, transaction with affiliates and amalgamations, consolidation and acquisition of all or substantially all assets of other persons.

Caribbean Ispat Limited ("Caribbean Ispat")

General

         Caribbean Ispat, located in Trinidad, is the largest steelmaker in the Caribbean, based on 2002 shipments of 853,000 tons of steel products. Caribbean Ispat operates a modern DRI plant, an efficient EAF-based steel-making plant, continuous casting facilities and a high-speed rolling mill. Caribbean Ispat produces wire rods for use in a wide range of industrial applications, including the manufacture of fences, cables, chains, springs, fasteners, wire strands and wire ropes, as well as in the construction industry. In 2002, substantially all of Caribbean Ispat's wire rod shipments were exported, primarily to steel fabricators in South and Central America, the Caribbean and the United States of America. Caribbean Ispat is also a significant producer, exporter, and user of DRI. Caribbean Ispat receives its raw material imports and ships its steel products through a deep-water port facility within Caribbean Ispat's production complex.

Production Facilities

         Caribbean Ispat's facilities are located on approximately 260 acres at the Point Lisas Industrial Complex in Point Lisas, Couva, Trinidad and Tobago. Caribbean Ispat leases the property on which the facilities are located from the Point Lisas Industrial Port Development Company (the "PLIPDECO"). On February 12, 1996, Caribbean Ispat and PLIPDECO entered into a lease agreement extending the terms of the lease of such property until April 10, 2038. The following table and discussion set forth a general description of Caribbean Ispat's principal production facilities currently in operation or under construction:

Facility                                Description            Production Capacity (1)        Production in 2002
----------                      ---------------------------    --------------------------   --------------------
DRI Plants (I and II)           Two MIDREX(TM) Series 400      1.0 million tonnes of DRI    948,000 tonnes
                                modules

DRI Plant (III)                 MIDREX(TM)                     1.4 million tonnes of DRI    1,368,000 tonnes
                                MEGAMOD(TM) plant

EAFs                            Two 132-ton EAFs with 80       1.2 million tons of liquid   938,000 tons
                                MVA transformers               steel

Secondary metallurgy            Two 132-ton ladle furnaces                 --                           --

Continuous casting              Two four-strand casting        1.1 million tons of          901,000 tons
                                machines                       billets

Rod mill                        One 154-ton/hour reheating     810,000 tons of wire rods    777,000 tons
                                furnace and rolling mill

(1) "Production capacity" means the annual production of plant and equipment based on existing technical parameters as estimated by management.


         Caribbean Ispat's production facilities are located adjacent to a dedicated deep-water dock facility near the waterfront of the Gulf of Paria. Caribbean Ispat operates the facility, which is leased from National Energy Corporation of Trinidad and Tobago Limited on a long-term basis (until the year
2015), for receipt and dispatch of various raw materials, consumables and finished products. The berth of the dock facility has a service length of about 450 yards and a depth of 45 feet. Lump and pellet ore for the DRI plant and limestone for the calcining plant are the primary imported materials received at the dock.

Ispat Europe Group S.A. ("Ispat Europe"), comprised of Ispat Hamburg, Ispat Duisburg and Ispat Unimetal

Ispat Europe Group S.A. has been formed as the holding company for all activities in Europe.

(a)      Ispat Hamburger Stahlwerke GmbH ("Ispat Hamburg")

General

         Ispat Hamburg operates the only integrated mini-mill in Western Europe. Ispat Hamburg operates a modern DRI plant, an efficient EAF-based steel-making plant, continuous casting facilities and a high-speed rolling mill. These facilities use advanced processing techniques such as a high pressure intensive cooling process by which liquid steel is cooled in the continuous casting machine. Ispat Hamburg's wire rods are sold to customers principally in Germany, other European Union countries and the Far East.

         In addition, Ispat Hamburg owns Kent Wire Ispat Ltd., a leading producer of wire mesh fabric in the United Kingdom.

Production Facilities

         Ispat Hamburg's facilities are located on 145 acres on the Elbe River in Hamburg, Germany. Ispat Hamburg leases the property on which the production and port facilities are located from the City of Hamburg pursuant to a long-term lease expiring in 2013, which is renewable for an additional 15-year term. Most of Ispat Hamburg's raw material imports and steel products are shipped through a dedicated deep-water port facility situated on the Elbe River adjacent to its production complex in Hamburg, Germany. The following table sets forth a general description of Ispat Hamburg's principal production facilities:

Facility                                Description            Production Capacity (1)        Production in 2002
----------                      ---------------------------    --------------------------   --------------------
DRI Plant                       One MIDREX(TM) Series 400      600,000 tonnes of DRI        540,000 tonnes
                                module

EAF                             One 143-ton EAF with 105       1.2 million tons of liquid   1.2 million tons
                                MVA steel transformer          steel

Secondary metallurgy            One ladle furnace with                     --                           --
                                25 MVA transformer

Continuous casting              One six-strand billet          1.1 million tons of          1.1 million tons
                                caster                         billets

Rolling mill                    One high speed two-strand      992,000 tons of wire rods    983,000 tons
                                wire rod mill


(1) "Production capacity" means the annual production of plant and equipment based on existing technical parameters as estimated by management.

(b) Ispat Stahlwerk Ruhrort GmbH ("Ispat Ruhrort") and Ispat Walzdraht Hochfeld GmbH ("Ispat Hochfeld") (collectively, "Ispat Duisburg")

General

         Ispat Duisburg uses basic oxygen furnace technology to produce high quality semi-finished blooms, billets and wire rods. Ispat Duisburg transforms hot metal into low residual steel in the converter shop using secondary metallurgy equipment, including a ladle furnace and vacuum degassing equipment.

Production Facilities

         Ispat Duisburg has two production facilities located on approximately 613 acres in Duisburg in the heart of Germany's steel consuming region. Ispat Duisburg's plant contains a modern continuous bloom caster using the soft reduction process which enables us to produce higher quality blooms. The following table sets forth a general description of Ispat Duisburg's principal production facilities:

Facility                             Description              Production Capacity (2)     Production in 2002
----------                    ---------------------------    --------------------------  --------------------
Converter (liquid             Two 154-ton                    1.7 million tons of liquid  1.6 million tons
   steel facility)            converters                     steel

Secondary metallurgy          One ladle furnace              --                          --
                              one ladle vacuum
                              degasser , one RH degasser

                              and one Tank degasser
Continuous bloom              One linear six-strand          1.7 million tons            1.2 million tons
   caster (1)                 bloom caster

Continuous billet             One six-strand billet          1.3 million tons            282,000 tons
   caster (1)                 caster

Billet rolling mill           Two high reversing             1.0 million tons            863,000 tons
   (including                 stands and finishing
   conditioning mill)         lines

Wire rod mill                 One three-strand               1.0 million tons            692,000 tons
                              rolling mill and one pusher
                              type reheating furnace

-------------------

(1) The combined casting capacity is significantly higher than the steelmaking capacity.

(2) "Production capacity" means the annual production of plant and equipment based on existing technical parameters as estimated by management.

(c) Ispat Unimetal

General

         The company believes Ispat Unimetal is the largest high-quality wire rods and bars producer in France, based on 2002 annualized shipments of approximately 1.1 million tons of steel products. Ispat Unimetal manufactures a wide range of high-quality billets, bars and rods in coils like wire cord, free-cutting, cold heading, forging, springs, pre-stressed concrete wire and other wire drawing qualities. Ispat Unimetal operates a state-of-the-art twin-shell design DC electric arc furnace using the cost-effective "single convert" route of steelmaking.

         In addition, Ispat Unimetal owns Trefileurope S.A., one of the largest and highest quality wire drawers in France and SMR, a leading bright bar producer in France.

Production Facilities

         Ispat Unimetal's facilities are located on 678 acres in Gandrange, France and 8 acres in Schifflange, Luxembourg. Ispat Unimetal's steel making and other facilities are located in the Lorraine region in France and in Luxembourg, where Ispat Unimetal operates a wire rod mill. These locations provide proximity to its core markets in France, Germany and the Benelux countries. The following table sets forth a general description of Ispat Unimetal's principal production facilities:

Facility                                Description            Production Capacity (1)      Production in 2002
----------                      ---------------------------  --------------------------   ----------------------
EAF                             One 182-ton EAF              1.6 million tons of liquid   1.2 million tons
                                                             steel

Secondary Metallurgy            Two ladle furnaces and one               --                           --
                                ladle vacuum degasser

Continuous Casting              One six-strand bloom and     2.0 million tons             1.3 million tons
                                one six-strand billet
                                casting machine

Billet Rolling Mill             One continuous mill with     1.0 million tons             527,000 tons
                                12 vertical and horizontal
                                stands

Coil and Bar Mill               One single-strand            600,000 tons                 367,000 tons
                                continuous mill with 20
                                vertical and horizontal
                                stands

Wire Rod Mill                   One two-strand high speed    1.0 million tons             756,000 tons
                                rolling mill

(1) "Production capacity" means the annual production of plant and equipment based on existing technical parameters as estimated by management.

Certifications

         Ispat Unimetal has several certifications:

     o    Standards ISO 9002 - quality system requirements;

     o ISO 14001 - environmental management system requirements for Gandrange Plant;

     o Customers Manuals EAQF - quality system requirements of French Automotive constructors (European Equivalence with VDA6 (Germany) and AVSQ 94 (Italy);

     o    QS9000 - quality system requirements for FORD, GM, CHRYSLER; and

     o Standard ISO/CEI 17025 - for steel shop laboratory (general requirements for the competence of testing and calibration laboratories.

(d) Trefileurope

General

         The Company believes Trefileurope is the fourth largest company in the European wire drawing business based on 2002 annualized shipments of approximately 370,000 tons of steel products. Trefileurope has an extensive expertise in steel wires and manufactures a wide range of steel wires and ropes for use in a wide range of industrial applications including automotive and clutch springs, armoring wires for flexible off-shore pipes, elevator ropes, aerial and ski-lift cables, hoisting and fishing, pre-stressed concrete structures, domestic appliances, window fasteners, wind screen wipers, bolts and nuts and nails. Trefileurope operates nine production facilities, seven in France and one each in Belgium and Italy, all of which are ISO 9001 or 9002 certified.

Production Facilities

         Trefileurope's facilities are located on 15 hectares in Bourg en Bresse, 13 hectares in Lens, 15 hectares in Commercy, 13 hectares in Marnaval, 14 hectares in Ste. Colombe, two hectares in Perigueux, four hectares in Manois, all in France, nine hectares in Belgium and three hectares in Italy. The following table sets forth a general description of Trefileurope's principal production facilities:

Facility                                Description              Production Capacity(1)      Production in 2002
----------                      ---------------------------    --------------------------   --------------------
Bourg en Bresse and Lens        Roping wire drawing          91,500 tons                  64,000 tons
                                machines
                                Stranding and Closing
                                machines
                                Pickling lines
                                Galvanizing lines
                                Oil tempering / quenching
                                lines

Commercy, Marnaval and          Drawing machines             158,700 tons                 152,000 tons
Trefilac                        Annealing machines
                                Galvanizing lines
                                Lacquering lines

Ste.-Colombe, Belgium and       Pickling lines               163,000 tons                 134,000 tons
Italy                           Drawing machines
                                Stranding machines
                                Plastic coating

Perigueux and Marnaval          Drawing machines             27,500 tons                  19,000 tons
                                Nail heading
                                Galvanizing machines
                                Quenching machines

------------------

(1) "Production capacity" means the annual production of plant and equipment based on existing technical parameters as estimated by management.

(E) Downstream Activities

         Ispat International owns or operates downstream facilities, which are located in the United States of America, Canada and Europe.

(a) Walker Wire (Ispat) Inc.

Walker Wire (Ispat) is one of the United States of America's oldest and most important wire processors. Established in 1944, Walker Wire shipped 86,500 tons of wire and processed rod in 2002. With two manufacturing facilities located in Ferndale, Michigan and Pontiac, Illinois, Walker Wire is geographically well located to provide unparalleled service to its 17 customers in the automotive, agricultural, construction and consumer product industries. Walker Wire is equipped with two acid pickling lines and annealing facilities which enable it to specialize in the manufacture of value-added products for the automotive industry. Its location provides it with cost effective access to automotive component manufacturers in the Detroit and Chicago areas. Walker Wire is of strategic importance to Ispat Sidbec as it permits the sales of value-added wire and bar products without requiring additional production capacity for cold drawing at the Contrecoeur plant.

(b) Acufil Limited Partnership, Canada

         Acufil, a wholly owned Canadian limited partnership, is one of Canada's finest wire producers. Acufil shipped 70,300 tons of wire in 2002 to customers in Canada and the United States of America. Acufil is located geographically close to its wire rod supplier, Ispat Sidbec, and services customers in the automotive, agricultural, construction, bedding and furniture, cable, pulp tie and consumer product industries. The facility is located in Montreal, Canada, and consists of a modern acid picking line, two wire galvanizing lines, one patenting line and 20 wire drawing machines. Its 300,000 square feet facility received certification for ISO 9002 in September 2000. The plant also has a complete ISO certified testing facility used by its customer service metallurgists to support product development.

(c)  Sorevco and Company Limited, Canada

         Sorevco, a 50/50 joint venture with Dofasco, produces galvanized sheet in a wide variety of zinc coatings. Ispat Sidbec and its partner are each committed to supply 50% of Sorevco's full hard substrate requirements, its primary raw material. Sorevco is of strategic importance to Ispat Sidbec as it permits the sale of value-added flat rolled products without requiring additional production capacity for annealing and temper rolling at the Contrecoeur plant. In 2002, Sorevco shipped 230,400 tons of galvanized sheets.

 (d) Delta Tube and Company, Limited, Canada

         Delta Tube and Company, Limited, located in Montreal, Canada was formed by Ispat Sidbec Inc. (40%) and Nova Steel (60%) to manufacture pipe for Ispat Sidbec and hollow structural sections for Nova Steel. Delta Tube is equipped with two ERW lines which produce pipes from two to six inches in diameter for the account of its two partners. This is a tolling operation and each partner is responsible for its own sales and marketing. Delta Tube shipped 62,300 tons in 2002.

(e) Trefileurope

         Trefileurope owns one of the largest steel wire drawing operations in Europe. It has nine specialized drawing operations located in three different countries (France, Italy and Belgium). All of these are certified for ISO 9001 and 9002. Trefileurope has extensive experience in the manufacture of a wide range of steel wires, ropes etc and offers a complete range of products in the low and high carbon wire business. Markets for such products include the automobile industry and users of high quality steel rope that are utilized for a range of applications such as springs, elevator hoisting cables. Trefileurope manufactured 374,000 tons of steel wires in 2002, compared to 360,000 tons in 2001. (See also above)

(f) Societe Metallurgique de Revigny (SMR)

         SMR, based in France, is one of the leading producers of bright bars in Europe. SMR sells to the bright bar industry, which includes various industrial applications. SMR produced 120,000 tons of bright bars in 2002, compared to 121,000 tons in 2001.

(g) Kent Wire (Ispat) Limited, U.K.

         Kent Wire, based in the United Kingdom, operates a modern fabric reinforcement plant with one of the highest productivity rates and lowest costs. It sells to the construction industry principally in the United Kingdom and Ireland.

(h) Ispat Shipping Limited, U.K.

         Ispat Shipping Limited (`ISL') is responsible for providing cost effective ocean transportation solutions to the Company's manufacturing subsidiaries and affiliates, covering both raw materials and finished products. Its location in London, which is the hub of global shipping business, is a strategic advantage. In 2002, ISL handled 17.2 million tonnes of cargo. In addition, ISL manages four modern Panamex vessels, three U.S. flag vessels and has 50% equity in one cape size vessel.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The Company has made, and may continue to make, various forward-looking statements with respect to its financial position, business strategy, projected costs, projected savings, and plans and objectives of management. Such forward-looking statements are identified by the use of the forward-looking words or phrases such as "anticipates," "intends," "expects," "plans," "believes," "estimates," or words or phrases of similar meaning. These forward looking statements are subject to numerous assumptions, risks and uncertainties, and the statements looking-forward beyond 2002 are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from those anticipated in the forward-looking statements.

A.       Operating Results

         The following discussion should be read in conjunction with the Consolidated Financial Statements included in this Annual Report. The Consolidated Financial Statements, which include the accounts of Ispat International and its subsidiaries, all of which are controlled by Ispat International, have been prepared in accordance with U.S. GAAP. Inter-company balances and transactions have been eliminated on consolidation.

         The records of each of our operating subsidiaries are maintained in the currency of the country in which the operating subsidiary is located, using the statutory or generally accepted accounting principles of such country. For consolidation purposes, the financial statements which result from such records have been restated to conform to U.S. GAAP and translated into Dollars, the reporting currency.

         Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are re-measured at the rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the statements of income.

         Upon consolidation, the results of operation of our subsidiaries and affiliates whose functional currency is other than the Dollar are translated into Dollars at weighted average exchange rates in the year and assets and liabilities are translated at year-end exchange rates. Translation adjustments are presented as a separate component of other comprehensive income in the Consolidated Financial Statements and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or affiliated company.

Industry Conditions and Pricing Environment

         The steel industry is highly cyclical in nature and sensitive to general economic conditions. The demand and price of steel and related products may fluctuate significantly as a result of general economic conditions and other factors beyond our control and which are difficult to predict. These factors include worldwide production capacity and fluctuations in steel imports and tariffs.

         In the last few years, the steel industry has witnessed many cycles. Beginning in the second half of 1995, there was a general downturn in the global steel markets and, consequently, generally reduced price realizations. Our results of operations in 1996 were adversely affected by the decline in world steel prices. During 1997 and the first half of 1998, the world steel market remained relatively stable. However, beginning in the second half of 1998, due to severe economic turmoil in several Asian countries and Russia, the global demand and supply equilibrium was severely impacted. As a result global steel prices fell sharply. This cycle was reversed and markets were stable until the first half of 2000.

         2001 was one of the worst years in recent history for the steel industry. The global economic situation caused sales volumes and prices to go down drastically. Selling prices declined to record low levels, and stayed at those levels for a longer period of time as compared to many of the past cyclical troughs. These negative trends were further exacerbated by significant increases in the cost of key inputs, mainly energy and iron ore.

          2002 was a turnaround year for the global steel industry, coming after what was arguably the worst year in recent history. There was a gradual reversal of the cycle which, along with the Section 201 trade rulings in the United States of America. and certain emerging shifts in the global demand supply situation for steel, brought about improvements in both demand for and pricing of steel products.

Income Taxes

     We have had very low income tax payments in the past due to, among other things:

     o a favorable tax regime in Trinidad and Tobago allowing Caribbean Ispat's to be exempt from tax on all income derived from exports, which constitute a substantial portion of Caribbean Ispat's sales. This tax regime has now been amended and this benefit no longer exists; and

     o the existence of net operating losses at certain of our operating subsidiaries prior to and after their acquisition, which were allowed to be carried forward.

         We expect increased tax payments due to currency fluctuations in certain subsidiaries and in the future, as a result of full utilization of remaining net operating losses at our operating subsidiaries. Furthermore, tax payments may increase if the tax regime in jurisdictions in which the Company operates, is materially modified or interpreted by regulatory authorities in a manner adverse to our company. For example, certain tax payments at Imexsa arising as a result of the 1999 Tax Reforms of the Mexican Tax Code's Consolidation Regime, significantly increased our 2002 current tax expenses. See "Risk Factors - Our income taxes may substantially increase if changes in the tax laws or their interpretation occur."

Recent Developments

Trade Issues

         On March 5, 2002, the Bush Administration imposed safeguard measures under Section 201 affecting imports into the United States of America of numerous steel products. This remedy included a 30% tariff rate on Hot Rolled Sheet and Coil, Cold Rolled Sheet and Coil, Coated Sheet and Coil and Hot-Rolled Bar. The tariff rate on all products included in the safeguard measures under
Section 201 will drop to 24% in the second year and 18% in the third year.

         Due to the several exclusions granted as a result of pressure brought upon by the European Union and the domestic steel consumers lobby, only about 10% of U.S. apparent consumption was subject to these safeguards. The Section 201 safeguards had a positive impact on pricing (helped by domestic capacity closure in the United States of America) and the pricing rebound experienced in the United States of America spread to the rest of the world. However, in the fourth quarter, softening demand, economic uncertainty and lower levels of manufacturing activity contributed to a drop in pricing in the United States of America and currently, U.S. prices are out of step with pricing in the rest of the world.

         The mid-term review for the safeguard measures initiated under Section 201 will be undertaken in September-October 2003. The Bush administration is under significant pressure from the domestic steel consumers lobby to eliminate the tariffs. Consolidation of the Steel Industry in the Unites States of America was one of the objectives of the Section 201 decision taken by the Administration, and since there are positive signs towards consolidation in the United States of America, we believe that the Administration will let the safeguards introduced under Section 201 run its course.

         Imports from Mexico and Canada were exempted from the Section 201 tariff rate increases pursuant to provisions of NAFTA. Those exceptions should permit Ispat Mexicana and Ispat Sidbec to maintain their historical levels of access to U.S. markets during the three-year period of relief. The NAFTA exemption could be modified if it is determined that increased imports constitute a "surge" within the meaning of U.S. law.

         The March 2002 Section 201 remedy does not cover wire rod except sizes greater than 19mm and all sizes of leaded free-machine steel. However, in March 2000, as a result of an earlier Section 201 proceeding (the "Wire Rod Section 201"), the U.S. government imposed a tariff rate quota on imports of that product. Mexican and Canadian wire rod producers were exempted under NAFTA in that proceeding. In November 2001, after a midterm review of the Wire Rod
Section 201, the remedies were modified to introduce a country specific Tariff Rate Quota program, or TRQ. Caribbean Ispat, whose main product is wire rod, received a 247,000 tons annual quota with a 5.0% duty for any tonnage above the quota level. Also, there is an annual quota of 463,000 tons for European Union countries, and the Company's European subsidiaries have a share in the same, with a 5.0% duty above the quota level. The Wire Rod Section 201 remedies lapse effective February 28, 2003.

         On August 26, 2002, the U.S. Department of Commerce announced the final determinations in the anti-dumping, or "AD," and countervailing duties, or "CVD" investigations on imports of wire rod which had been initiated on September 24, 2001. The Company's subsidiaries affected by this ruling include Ispat Sidbec (AD margin of 3.86% / CVD margin of 6.61%), Ispat Germany GmbH - consisting of Ispat Hamburger Stalwerke GmbH and Ispat Walzdraht Hochfeld GmbH (CVD margin of 1.12%) and Caribbean Ispat Limited (AD margin of 11.4%). In October 2002, the United States Trade Commission determined that the imports of these products from Germany were negligible and, therefore, the AD and CVD investigations will be terminated. To date, these margins have not adversely affected sales of the above mentioned companies in the United States of America. In fact, price increases in Wire Rod in the latter half of 2002 have partly compensated for the AD/CVD duties being paid.

         The European Union announced on March 25, 2002 that it would impose additional duties ranging from 14% to 26% on 19 steel products imported above levels established in new quotas. It does not include any products manufactured by Ispat Europe.

         In July 2002, the CITT (Canadian International Trade Tribunal) issued its findings on the safeguard investigation it had been asked to conduct by the Government of Canada on whether increased imports of certain steel products are causing injury to Canadian steel producers. The CITT determined that increased imports were a principal cause of serious injury to domestic producers of five of the nine steel goods covered by the inquiry, specifically Discrete plate, Cold Rolled Sheet and Coil, Reinforcing Bars, Angles, Shapes and Sections and Standard Pipe. The CITT made some remedy recommendations to the Government of Canada. A decision from the Government of Canada on any safeguard measures to be implemented as per the CITT findings and recommendations is awaited. The Company's Canadian subsidiary, Ispat Sidbec may derive benefits if any safeguard measures are implemented.

         While several of the developments described above may be expected to benefit certain subsidiaries of the Company, there can be no assurance that potential benefits will ultimately accrue because of WTO challenges, exclusion requests, and various economic uncertainties.

Empire Mine

         During the year, the Company's U.S. subsidiary took the strategic decision to divest its participation in the Empire Mine Partnership and change the relationship to a purely commercial one.

         Effective December 31, 2002, Ispat Inland reduced its participation in the Empire Mine partnership to 21%, by selling part of its interest in the partnership to Cleveland Cliffs Inc, the other partner in Mine, for $1 plus the assumption of all liabilities associated with that ownership interest.

         Ispat Inland also has a right under the agreement to sell it remaining 21% interest to Cleveland Cliffs for $1 on December 31, 2007. Separately, Ispat Inland entered into a 12-year purchase agreement with Cleveland Cliffs to purchase its Blast Furnaces pellet requirements in excess of the pellets provided from its remaining interest in the

Empire Mine and pellets products from its Minorca Mine. The price is based upon an agreed methodology and is fixed for 2003 and 2004 and adjusted thereafter based on a formula.

Trefileurope Antitrust Investigation

         In the fall of 2002, a number of wire producers in Europe became the subject of an investigation by the European Commission into alleged infringements of provisions of the E.U. treaty concerning anticompetitive practices. Certain of the Company's downstream subsidiaries in Europe, namely Trefileurope S.A., Trefileurope Italia Srl and Fountainunion S.A., were amongst companies included in this investigation. The investigation relates to marketing of pre-stressed wire and strands steel products in the European Union. To date, the European Commission has conducted on-site investigations and issued a request for information with which the Company's concerned subsidiaries have compiled, and they are cooperating fully with the European Commissions in this investigation. At present, the investigations are still in progress and therefore the ultimate outcome of and materiality of these proceedings cannot presently be determined. Since the Company acquired these subsidiaries only in July 1999, most of the alleged anti-competitive activities would have taken place prior to the acquisition. The Company has notified the previous owners of these developments and informed them that they could be liable for any possible consequences arising from these investigations.

Sale of PMT

         In 2002, the Company's 51% owned pipe making subsidiary in Mexico, Productura Mexicana de Tuberia, concluded the sale of substantially all of its production assets for a total consideration of $17.5 million. The Company recorded a gain of $6.8 million, representing its share of the profit from this transaction.

Ispat Mexicana's Debt Restructuring

         In response to the reduction in sales volume and prices and other negative developments faced by the Company, the Company initiated the process in 2001 to restructure its debt. The debt restructuring was completed on September 6, 2002.

The principal elements of debt restructuring are as noted below:

1. Exchange offer and consent solicitation. - All outstanding 1996 Senior Certificates were exchanged for New Senior Certificates. The terms of the New Senior Certificates are substantially similar to the terms of the 1996 Senior Certificates except that, among other things, the New Senior Certificates (i) have interest payable at 10 5/8% per annum; (ii) have a final maturity at May 2005; (iii) are guaranteed by certain subsidiaries of Mexico Operating Subsidiary; (iv) are secured, along with Mexico Operating Subsidiary's existing bank lenders, by certain assets of Mexico Operating Subsidiary (as discussed below) on pro rata basis; and (v) have the benefit of the Excess Cash Flow Sweep (as discussed below).

2. Bank Amendments and Waivers. - Mexico Operating Subsidiary's bank lenders deferred principal payments on most of the outstanding bank debt for a period of three years. The bank lenders also waived certain financial covenants during this period, eliminated certain restrictions on the disposition of non-core assets and granted permission to enter into a new working capital facility. Existing bank lenders have the benefit of the Excess Cash Flow (as discussed below) and are secured, along with the New Senior Certificates, by certain assets of Mexico Operating Subsidiary (as discussed below) on a pro rata basis.

3. Excess Cash Flow Sweep. - Mexico Operating Subsidiary is required, on a semi-annual basis commencing December 31, 2002, to apply all of its excess cash flows (as defined in the Inter-creditor Agreement) to repurchase New Senior Certificates and retire debt owed to its existing bank lenders (the `Excess Cash Flow Sweep') in the proportion of 20% to the New Senior Certificates and 80% to Mexico Operating Subsidiary's existing bank debt, at a price equal to 100% of the principal amount thereof.

4. Ranking and Collateral. - The New Senior Certificates are secured by receivables generated under a new supply agreement with Mitsubishi and those of certain other customers of Mexico Operating Subsidiary (the `Receivables"). In addition, Mexico Operating Subsidiary's existing bank lenders and the New Senior Certificates are secured, on a pro rata basis, by (i) a first priority lien on all property, plant and equipment of Mexico Operating Subsidiary; (ii) a pledge on the stock of Mexico Operating Subsidiary and its immediate parent; and (iii) a first priority lien on the inventory and receivable not otherwise pledged to secure the new working capital facility or the Receivables.

5. New Working Capital Facility. - Mexico Operating Subsidiary is entitled to draw up to $68 million for its working capital needs, subject to the condition that amounts outstanding owed under the new working capital facility cannot exceed $35 million unless authorized by Mexico Operating Subsidiary's other bank lenders. The new working capital facility is secured by a first priority lien on certain inventory and receivables.

6. Shareholder Loan. - An amount of $20 million was loaned to Mexico Operating Subsidiary by Ispat International for working capital needs. The loan is subordinated to other debt of Mexico Operating Subsidiary and secured by a second priority lien on certain inventory and receivables.

7. Sale of non-core assets. - Mexico Operating Subsidiary was entitled to sell certain non-core assets in 2002 in order to repay some of the debt relating to its shipping loans.

         The Structured Senior Export Certificates due 2005 (the `1996 Certificates') are denominated in U.S. Dollars with effective interest payable quarterly at 11.64% per annum. The principal amount of the Senior Certificates is payable in quarterly installments until May 2005.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

         The summary consolidated financial and other information, including the accounts of Ispat International N.V. and its majority owned subsidiaries has been prepared in accordance with accounting standards generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements and other information for 2001 include results of Irish Ispat Limited for the first three months1. All material inter-company balances and transactions have been eliminated. Total shipments of steel products include intercompany shipments.

Overview and Summary

         Ispat International is one of the world's largest steel producers, with major steelmaking operations in the Unites States, Canada, Mexico, Trinidad and Tobago, Germany and France. The Company produces a broad range of coated, cold rolled and hot rolled carbon steel products, bars and wire rods and semi-finished steel products in the form of slabs, blooms and billets. In addition, the Company is also the world's largest producer and consumer of DRI and is also in the merchant DRI business. In 2002, Ispat International shipped 15 million tons of high-quality steel products to customers in about eighty-five countries, predominantly - over 90% of sales revenue - in participating countries of NAFTA and the European Union.

         The steel industry is highly cyclical in nature. Steel markets recently have been experiencing larger and more pronounced cyclical fluctuations. This trend combined with the upward pressure on costs of key inputs namely metallics and energy, presents an increasing challenge for steel producers. The key drivers for maintaining a competitive position and good financial performance in this increasingly challenging scenario are product differentiation, customer service, cost reduction and cash management. Ispat International has always pursued, and continues to pursue, these drivers as core elements of its operating philosophy.

         2002 was a turnaround year for the global steel industry, coming after what was arguably the worst year in recent history. The Section 201 trade rulings by the U.S. Government, combined with certain emerging shifts in the global demand-supply situation for steel, helped generate improvements in steel demand and pricing, benefiting those steel companies that had suitably positioned themselves.

         Ispat International experienced the benefits from the market improvements in 2002, starting from the second quarter. Increased sales volumes and selling prices were realized, along with a better product mix. There were, however, increases in some of the major cost items, mainly metallics and transportation. The Company continued its cost reduction efforts and these helped mitigate to some extent the increases in uncontrollable costs. Approximately $125 million of cost savings were achieved during the year.

         In 2002, Ispat International's sales volumes and selling prices increased by 7% and 6% respectively compared to 2001. Operating income in 2002 was $142 million as compared to an operating loss of $194 million in 2001. Net income for 2002 was $49 million as against net loss of $312 million for 2001.

Critical Accounting Policies

         The information on and analysis of the Company's operating results and financial condition are based on figures contained in the Company's financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires the Company management to make judgments in relation to certain estimates and assumptions used in the application of accounting policies. These judgments and estimates are made on the basis of available facts and are a normal part of the process of preparing financial statements. While the use of different assumptions and estimates could have caused the results to be different from those reported, the Company believes that the possibility of material differences between two periods is considerably reduced by being consistent in the application of such judgments.

--------
1 On June 15, 2001, the Company announced the shutdown of its steel making operations in Ireland and the calling of a creditors' meeting for the appointment of a liquidator. Consequently, beginning in the second quarter of 2001, the results of Irish Ispat Limited have not been consolidated.

         The accounting policies that the Company considers critical, in terms of the likelihood of a material impact arising from a change in the assumptions or estimates used in the application of the accounting policy in question, are outlined below.

Impairment of Long Lived Assets:

         Statement of Financial Accounting Standards (SFAS) No. 144 requires companies to write down the carrying value of long lived assets including investments where their value has been permanently impaired due to technological or economic reasons. The Company applied this accounting standard in relation to its 2002 financial statements and concluded that no significant impairment provisions were necessary except in two items as below:

     (i) the Company recognized impairment of its idled 2A Bloomer and 21" Bar Mill at Ispat Inland, resulting in an asset write-off of $23 million, following the Company's assessment that these facilities, which were idled in the fourth quarter of 2001, were unlikely to be restarted;

     (ii) the Company also recognized $39 million towards the write-off of investments in the Empire Mine. (Reference is made to the Section on One Time Items)

Deferred Tax Assets:

         The Company charges tax expenses or accounts for tax credits based on the differences between the financial statement amounts and the tax base amounts of assets and liabilities. Deferred tax assets are also recognized for the estimated future effects of tax loss carry-forward. The Company annually reviews the deferred tax assets in the different jurisdictions in which it operates to assess the possibility of realizing such assets based on projected earnings. It takes an appropriate valuation allowance where it appears more likely than not, based on these projections, that the deferred tax assets will not be realized. The Company expects that it is more likely than not that the deferred tax assets of $476 million will be fully realized.

Provisions for Pensions and Other Post Employment Benefits (SFAS 87 and 106):

         The Company's operating subsidiaries have different types of pension plans for their employees. Likewise, most of the subsidiaries in North America also offer post employment benefits, primarily post employment health care. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset in the Balance Sheet is based on a number of assumptions and factors such as the discount rate, expected wage increases, expected return on plan assets, future health-care cost trends or market value of the underlying assets. Changes in any of these assumptions or market values, particularly in the case of the U.S. and Canadian subsidiaries, could have a material impact on the associated liabilities. In 2002, the combined effects of declining market value of underlying pension assets and a reduction in the discount rate from 7.5% to 7.1% resulted in an after tax charge of $273 million to Other Comprehensive Income. This is a non-cash charge and is reversible if the market value of pension fund assets at a future evaluation date goes up.

Recent accounting pronouncements

SFAS No. 143

         The Financial Accounting Standards Board (`FASB') has issued Statement of Financial Accounting Standards (`SFAS') No. 143, `Accounting for Asset Retirement Obligations', which is effective for all fiscal years beginning after June 15, 2002. SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is evaluating this pronouncement to determine its impact, if any, on the consolidated financial statements.

SFAS No. 145

         In April 2002, the FASB issued SFAS No. 145, which rescinds SFAS No. 4, `Reporting Gains and Losses from Extinguishment of Debt', and an amendment of that Statement, SFAS No. 64, `Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements'. SFAS No. 145 also rescinds SFAS No. 44, `Accounting for Intangible Assets of Motor Carriers'. SFAS No. 145 amends SFAS 13, `Accounting for Leases', to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effect that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meaning, or describe their applicability under changed conditions.

The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions in paragraph 8 and 9(c) of SFAS No. 145 related to statement 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 shall be effective for financial statements issued on or after May 15, 2002. The Company during the current fiscal year ended has reported $19 million as extraordinary item being the gain on repurchase of its certain debts. Upon adoption of SFAS No. 145 any such gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of APB Opinion No. 30 for such classification will be reclassified to conform to the provisions of SFAS No. 145. The Company will adopt SFAS No. 145 as of January 1, 2003 and will report such gains and losses in `Other income (expenses) - net' line item in accordance with SFAS No. 145.

SFAS No. 146

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, `Accounting for Costs Associated with Exit or Disposal Activities'. SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces Emerging Issues Task Force No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently reviewing the impact of the adoption of SFAS 146 on the Company's consolidated financial statements.

SFAS No. 148

       In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, `Accounting for Stock-Based Compensation which addresses financial accounting and reporting for recording expenses for the fair value of stock options. SFAS 148 provides alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based employee compensation. Additionally, SFAS 148 requires more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The Company has determined that the adoption of SFAS 148 does not have material impact on its financial position or results of operations.

FIN 45

       In November 2002, the FASB issued FASB Interpretation No.45 (`FIN 45'), `Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others'. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the Company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company is currently evaluating the impact of the application of this interpretation, but does not expect a material impact from the application of FIN 45 on its consolidated financial statements.

FIN 46
In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of APB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the Equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the equity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

Results of Operations

Revenue

         Sales increased by 9% from $4,486 million to $4,889 million in 2002. Total steel shipments increased by 7% from 14.1 million tons to 15.0 million tons. Net Sales2 also went up during the same period from $4,278 million to $4,646 million, an increase of 9%.

         The Company uses net sales numbers for managing its business. All the analyses presented here onwards are based on net sales numbers.

--------

2 Net Sales exclude freight and handling costs and fees charged to customers. Sales for the years 2002, 2001 and 2000 included an amount (in million) of $243, $208 and $246 respectively for freight and handling costs and fees billed to customers.

         All the North American subsidiaries achieved improvements both in volume and average selling prices due to general improvements in the market conditions. At Ispat Europe, net sales in Dollars were higher due to appreciation of Euro by 6% during the same period whereas steel shipments remained flat and average selling prices in Euros were marginally lower.

         The following table gives a summary of key sales numbers:

                               Net Sales 3                                    Changes in Shipments
                               -----------                                    --------------------
Subsidiary                              2002           2001       Net Sales    Shipments     Selling prices
----------                              ----           ----       ---------    ---------    ---------------
----------                         $ Million      $ Million                %             %                %
                                   ---------      ---------                --            --               --
Ispat Inland                           2,223          2,008                11             6                5
Ispat Mexicana                           649            470                38            18               18
Ispat Sidbec                             534            463                15             7                7
Caribbean Ispat - Steel                  183            156                17            13                3
Caribbean Ispat - DRI                    138            128                 8             1                7
Ispat Europe Group                     1,129          1,070                 5             1               (1)4

         At Ispat Inland, the 5% increase in selling prices was primarily due to an improvement in the spot market prices and certain contract sales, that were negotiated in the second half of 2002 as well as better product mix.

         At Ispat Mexicana, shipments increased by 18% in spite of loss of production in the fourth quarter of 2002 caused by Natural Gas supply disruption following an explosion at the supplier's premises. Additionally, there was a 18% increase in selling prices primarily due to improved market conditions for slabs, mainly in the U.S. market, helped in part by the favorable Section 201 trade ruling.

         At Ispat Sidbec, the 7% increase in shipments and the 7% increase in selling prices were primarily due to general improvement in North American market environment following the Section 201 ruling in the United States of America.

         At Caribbean Ispat, steel shipments in 2002 were higher by 13% as compared to 2001. This, however, was primarily due to the fact that shipments in 2001 were partly impacted by the caster project implementation in the fourth quarter. DRI shipments were marginally higher in spite of being negatively impacted by non-availability of ships due to the prolonged general strike in Venezuela in the fourth quarter of 2002. This impact was offset in part by higher selling prices primarily due to better market conditions.

         At Ispat Europe, net sales in Dollars were higher due to appreciation of Euro by 6% during the same period whereas steel shipments remained flat and average selling prices in Euro were marginally lower.

Costs

         The Company's focus on cost reductions continued in 2002, resulting in cost savings of $125 million. However, there were increases in the prices of key metallic inputs such as iron ore and scrap, resulting in a lower net cost reduction.

         At Ispat Inland, costs were lower excluding the negative impact of $62 million from two one-time items as discussed later. This was due to the benefits of ongoing cost saving efforts offset in part by increased prices of metallics.

         At Ispat Mexicana, costs were marginally lower due to increased production offset in part by higher metallic prices.

--------

3 Net Sales numbers are stand-alone numbers for certain operating subsidiaries and include inter-company shipments.

4 For Ispat Europe Group the percentage change is based on Euro selling prices.

         At Ispat Sidbec, cost increased primarily due to increased cost of metallic inputs offset in part by better raw material input mix and ongoing cost reduction effort.

         At Caribbean Ispat, cost of steel decreased primarily due to increased production as against the previous year. DRI cost decreased mainly due to better ore mix offset in part by higher costs.

         At Ispat Europe, costs continued to be negatively impacted by increases in the prices of scrap. Other increases include wage increases as per collective agreements. These cost increases were partly mitigated by ongoing cost saving efforts.

         The selling, general and administrative expenses were marginally lower, in spite of higher levels of operations.

Gross Profit and Operating Income

         The Company improved in both gross profit5 (sales less cost of sales, exclusive of depreciation) and operating income as a result of continuous cost reduction efforts as well as marginal increase in selling prices. Gross profit increased by 150% from $213 million to $533 million. There was an operating income of $142 million in 2002 as compared with an operating loss of $194 million in 2001.

         The gross profit margin (gross profit as a % of net sales) improved from 5.0% to 11.5%, mainly due to improvements at the North American subsidiaries offset in part by reduction in Ispat Europe Group. The operating margin (operating income as a % of net sales) was positive at 3.0% as against negative at 4.5% in 2001.

         The comparative numbers of gross profit margin at the Company's operating subsidiaries were as follows:

Subsidiary                         Gross Profit Margin %
----------                         ---------------------
                                  2002                2001
                                  ----                ----
Ispat Inland                      10.0                 0.5
Ispat Mexicana                    14.9                 3.7
Ispat Sidbec                      13.9                 9.0
Caribbean Ispat                   13.8                 4.7
Ispat Europe Group                10.0                11.3

         Comparative numbers of operating income and operating margin at the Company's operating subsidiaries were as follows:

Subsidiary              Operating Income        Operating Margin
----------              ----------------        ----------------
                            $ Million                 (%)
                            ---------                 ---
                        2002        2001         2002       2001
                        ----        ----         ----       ----
Ispat Inland            33 6       (127)7         1.5      (6.3)
Ispat Mexicana          61          (18)          9.4      (3.8)
Ispat Sidbec            41             5          7.7        1.1
Caribbean Ispat         18          (11)          5.6      (3.8)
Ispat Europe Group      31            38          2.7        3.6


--------

5 Management believes that gross profit provides useful management information as it is a measure of profit margins over cost of sales.

6 After write down of $62 million towards Empire Mine and 2A Bloomer and 21" Bar Mill.

7 After including $38 million towards certain one-time items. Refer to the section below.

         Other operating expenses during the year were $62 million as against $75 million in the previous year. (Reference is made to the Section on One-Time Items).

Financing Costs:

         Net interest expense (interest expenses less interest income) was $203 million in 2002 compared to $228 million in 2001. The decrease in interest expense was primarily due to the following reasons:

     (i) Interest expense in the fourth quarter of 2001 was higher due to inclusion of non-cash expenses of $15 million in accordance with SFAS No. 133, from marking to market value, in an interest hedge contract,

     (ii) Savings in interest cost on floating rate debt due to a fall in LIBOR, and

     (iii) Reduction of debt.

         This decrease was offset in part by debt restructuring costs at Ispat Mexicana.

Impact of Exchange Rate Movements:

         The Company uses U.S. Dollars as its reporting currency and has major steel manufacturing operations in six countries, including the United States of America. Movements in the exchange rates of the currencies of the countries in which it has operations versus the U.S. Dollar could normally be expected to have an impact on the earnings of the Company. Such exchange rate movements, however, affect both revenues and costs. At the Company's Canadian, European and Trinidadian subsidiaries the net impact of exchange rate movements is not significant. At the Mexican subsidiary, exchange rate movements have an impact on earnings arising from (a) translation of certain Peso denominated liabilities, primarily deferred tax, (b) the impact on local currency cost items and (c) tax credits or expense arising from translation of the U.S. denominated monetary liabilities. In 2002, there was a gain from foreign exchange of $23 million and a Deferred Tax Credit of $56 million.

One time items (Expense) Income:

         The Company recorded the following one-time items ($ Million):

Item Description                                                    2002       2001    Included in
Slab reheating furnace start-up costs                                          (28)    Cost of sales
Workforce restructuring provision                                              (18)    Cost of sales
Credit for settlement of lawsuit                                                  8    Cost of sales
Write down in value of e-commerce software                                     (17)    Other operating expenses
Impairment loss on ocean-going vessels                                         (22)    Other operating expenses
Provision for arbitration related to scrap supply contract                     (19)    Other operating expenses
Irish Ispat Closure                                                            (17)    Other operating expenses
Write-off of investments in e-commerce activities                              (19)    Other income / (expense)
Write-down of 2A Bloomer and 21" Bar Mill                           (23)               Other operating expenses
Write-down in investments of Empire Mine                            (39)               Other operating expenses
Gain on sale of assets by pipe making subsidiary in Mexico             7               Other income / (expense)

         During 2002, the Company recognized impairment of its idled 2A Bloomer and 21" Bar Mill at Ispat Inland, resulting in an asset write-off of $23 million. In the case of the 2A Bloomer, Ispat Inland conducted a FAS 144 impairment test based on the comparative costs of the two alternatives of (a) using the Bloomer to produce billets and purchase additional slabs and (b) idle the Bloomer and purchase billets instead. It was determined following the above comparative evaluation and based on current and expected market conditions for semi-finished steel, that it would not be economical to operate the 2A Bloomer.

         In the case of the 21" Bar Mill, Ispat Inland took into account the fact that, arising from recent developments in the market, its competitive position has been adversely affected. Ispat Inland determined, considering this and other factors, that the continued operation of the 21" Bar Mill will not generate positive long-term cash flow.

          Ispat Inland also recognized the write-off of its investment in the Empire Mine. The amount of the write-off was $39 million. The write off was based on the determination, following a FAS 144 impairment test, which was performed taking into account the negative and deteriorating financial performance over the last two years as well as the terms of the recently concluded sale of part of its interest in the Mine, that its investment in the Mine was impaired and the fair value of the investment was $1.

         Ispat Mexicana recorded a gain of $7 million, representing its share of the profit arising from the sale of assets of its 51% owned pipe making subsidiary.

         During 2002, the U.S. Operating Subsidiary purchased $39 million bonds at discounts from face value. As a result of these early redemptions, the U.S. Operating Subsidiary recognized an extraordinary gain of $30 million. This gain after tax was $19 million.

Income Tax

         The Company recorded a current tax expense of $18 million ($8 million in 2001) in 2002 primarily due to inclusion of certain tax payments at Imexsa arising as a result of the 1999 Tax Reforms of the Mexican Tax Code's Consolidation Regime.

         There was deferred tax benefit of $72 million in 2002 (benefit of $114 million in 2001). The deferred tax benefit was primarily due to the exchange loss on the U.S. Dollar denominated net monetary liabilities arising from depreciation of the currency during the year in Mexico as well as losses at Ispat Inland due to non-cash write down as discussed above.

Net Income

         There was a net income of $49 million in 2002 compared to a net loss of $312 million in 2001 due to the reasons discussed before. The 2002 net income included an extraordinary gain of $19 million after tax arising out of repurchase of debt at a discount at Ispat Inland as mentioned before.

Liquidity and Capital Resources

         The Company's principal sources of liquidity are cash generated from its operations and various working capital credit lines at its operating subsidiaries.

         In 2002, the Company generated $168 million of cash from its operating activities as compared with $40 million during 2001. Since volumes of operations and sales were higher than the last year, particularly in the fourth quarter, inventory levels were higher, but net working capital (defined as Accounts Receivable Plus Inventories Plus Other Current Assets Minus Trade Accounts Payable Minus Accrued Expenses) was maintained at approximately the same level as last year.

         Capital expenditure during 2002 was $108 million compared to $97 million in 2001. Capital expenditure during the year included partial reline of Blast Furnace #5 at Ispat Inland at a cost of approximately $17 million. The Company also incurred $13 million for the preparatory work for reline of Blast Furnace #7 and completion of a Bar Mill upgrade (Kocks Block) at Ispat Unimetal at a cost of $4 million.

         At December 31, 2002 the Company's cash and cash equivalents were $77 million ($85 million at December 31, 2001). In addition, the Company's operating subsidiaries had available borrowing capacity under their various credit lines, including receivable factoring and securitization facilities, of $308 million ($354 million at December 31, 2001). The following table gives the details of working capital credit facilities at various units:

Subsidiary                Limit            Utilization          Availability (8)
                          -----            -----------          ----------------
                       2002    2001       2002     2001         2002       2001
                       ----    ----       ----     ----         ----       ----
Ispat Inland            294     305        234      202           60        103
Ispat Sidbec            111     105         13       13           98         92
Caribbean Ispat          57      81         57       81            -          -
Ispat Europe             66      87         41       31           25         56

Off Balance Sheet Facilities (Refer to Note 19 to the Consolidated Financial Statements)

         In addition to the credit facilities listed above, certain of the Company's European subsidiaries were parties to receivables factoring and securitization facilities as per the following details:

                                                                     ($Millions)
Subsidiary                   Limit         Utilization          Availability (8)
                             -----         -----------          ----------------
                          2002    2001    2002     2001         2002       2001
                          ----    ----    ----     ----         ----       ----
Ispat Europe Receivables   257     213     132      110          125        103
(factoring and securitization)

Debt (Refer to Note 8 to the Consolidated Financial Statements)

         The Company's total external debt - both long and short term, was $2,284 million. The corresponding amount as at December 31, 2001 was $2,379 million. The following table gives significant details:



                             Long-Term Debt            Payable to        Current portion of
                             --------------            ----------        ------------------
Subsidiary                       ('LTD')                  Bank                    LTD                Total Debt
----------                       -------                  ----                    ---                ----------
                               2002        2001        2002       2001     2002        2001       2002     2001
                               ----        ----        ----       ----     ----        ----       ----     ----
Ispat Inland                  1,086       1,093           9         23        7           7      1,102    1,123
Ispat Mexicana                  428         377           -          -       15         124        443      501
Ispat Sidbec                    236         295          13         13       54          18        303      326
Caribbean Ispat                 106         135          57         81       29          26        192      242
Ispat Europe9                   131         120          41         31        4           -        176      151


         Most of the debt is secured by liens on specified assets of the relevant subsidiary and carry interest rates at varying levels based on a combination of fixed and variable interest rates. The details are given in Note 8 to the Consolidated Financial Statements. Most of the loan agreements require our subsidiaries to comply with certain financial and other covenants. At December 31, 2002, all our subsidiaries were in compliance with all such covenants.

         Approximately $1.6 billion of the above debt is guaranteed by Ispat International.

         The Company has been able to decrease its total debt at all its operating subsidiaries. At Ispat Europe Group, although Long-Term Debt was reduced during the year by (euro)10 million, the translation effect arising from the strengthening of Euro against the U.S. Dollar by 19% caused the Long-Term Debt in the U.S. Dollar to increase by $11 million.

--------

8 Corresponding exercisable limits are lower, which are based on the level of inventory/receivable.

9 Debt at Ispat Europe has gone up primarily because of the appreciation of Euro.

         Debt repayments during the year were $105 million.

         The Company has scheduled amortizations of debt in the year 2003 of $125 million. The Company plans to accelerate debt reduction by using all surplus cash generated towards debt repayment.

         The Company expects its liquidity to improve in 2003. The improvement is expected to come mainly from cash generated by operations and working capital reduction. Overall liquidity in 2003 is expected to be adequate to meet the needs of the business, to finance capital expenditure (expected to be approximately $180 million), meet the scheduled amortization of debt (approximately $125 million) and increase cash balance. As stated earlier, the Company plans to use all such surplus cash to repay debt.

         The main sources of the improvements in cash generated by operations are higher average selling prices of its products, higher shipments and cost savings from its ongoing cost reduction program (offset partly by expected increases in certain key cost items). However, the expected improvements in liquidity are not entirely dependent on higher prices and cost reductions. If average selling prices and cost levels were to stay at the same levels as in the fourth quarter of 2002, the Company's overall liquidity would still be adequate to take care of working capital needs of the business, capital expenditure as planned and scheduled amortization of debt. In such an event, the impact will be only on cash availability to repay debt over and above the scheduled amortizations.

         The major item of capital expenditure for 2003 is the reline of Blast Furnace #7 at Ispat Inland, at an estimated cost of $85 million (in addition to $13 million already spent on this project in 2002).

         In July 2003, the Letter of Credit for $160 million provided to the Pension Benefit Guarantee Corporation (`PBGC') by the Company's U.S. subsidiary will expire. In addition, the guarantee for $50 million provided to PBGC by Ryerson Tull Inc., will also expire in the same month.

         Out of the $308 million undrawn lines available at December 31, 2002, $57 million at Caribbean Ispat consisted of uncommitted (on demand) lines, while all the rest consisted of committed lines.

Shareholders' Equity

         As a result of changes in the market value of pension assets and key assumptions used in estimating pension cost and liability, the Company's U.S. and Canadian subsidiaries recorded additional minimum pension liability. This adjustment was recorded in Other Comprehensive Income (`OCI') and the amount was approximately $273 million net of income tax. The Shareholders' Equity reduced from $338 million at December 31, 2001 to $128 million at December 31, 2002. Out of the above OCI adjustment of $273 million, Ispat Inland recorded a $251 million Additional Minimum Pension Liability due to the combined effects of declining equity market performance and a reduction in the discount rate from 7.5% to 7.1%.

Treasury stock movements:

         During the year 2002, the Company sold 2,117,781 of its treasury stock shares to Ispat Inland Pension Fund for a total consideration of $5 million. Also, the Company bought back 139,200 of its shares from the open market during the year at an average consideration of $2.25 per share under a share buy-back program announced by the Company on October 28, 2002.

Outlook for 2003

         The Company looks forward to 2003 with optimism. However, the prevailing uncertainties in the global political and economic environment cannot be ignored. Any protracted instability caused by military conflict or other developments could have an adverse effect on the Company, and could significantly alter the outlook.

          The Company expects to benefit from improvements in the prices of its products, both spot and contract. At the same time, costs are also likely to increase, coming mainly from increases in the prices of metallics, energy and transportation. With modest increases in volume and continuing cost reduction efforts, the Company expects to achieve higher levels of operating and net income. Ispat International will continue its efforts to realize the strategic advantages of being an integrated mini-mill in the emerging situation in the metallics markets.

         The challenges for 2003 include the successful reline and improvement of Blast Furnace #7 at Ispat Inland and the need to improve the performance of Ispat Unimetal. Debt reduction will be a priority area and this objective will be pursued by improving cash generation and cash management, and by applying all surplus cash to reduce debt.

Year Ended December 31, 2001 compared to Year Ended December 31, 2000

Overview and Summary

         Ispat International N.V. is one of the world's largest and most global steel producers, with major steelmaking operations in the United States of America, Canada, Mexico, Trinidad, Germany and France10. The Company produces a broad range of coated, cold rolled and hot rolled products, high quality wire rods and semi-finished flat and long products. In 2001, Ispat International shipped 14.1 million tons of high quality steel products to customers in about eighty-five countries, predominantly - over 90% of sales revenue - in participating countries of NAFTA (North American Free Trade Agreement) and the European Union.

         The steel industry is highly cyclical in nature and 2001 was one of the worst years in recent history for the industry. The global economic situation caused sales volumes and prices to go down drastically. Selling prices declined to record low levels, and stayed at those levels for a longer period of time as compared to many of the past cyclical troughs. These negative trends were further exacerbated by significant increases in the cost of key inputs, mainly energy and iron ore.

         Ispat International was severely affected by the above developments. The Company responded by intensifying its focus on internal improvements. The Company carried out major cost reduction programs aimed at achieving significant and sustainable cost savings, as well as working capital reduction and cash management initiatives which together enabled it to mitigate to some extent the very considerable adverse impact of the external factors.

         Sales volumes and sales11 revenues in 2001 were down by 14% and 16% respectively compared to 2000. There was an operating loss of $194 million in 2001 as compared to an operating income of $315 million in 2000. The Net Loss for 2001 was $312 million as against Net Income of $99 million for 2000. EBITDA was $26 million in 2001 against $515 million in 2000. EBITDA adjusted for unusual items, as discussed later, was $119 million in 2001 against $522 million in 2000. The negative impact of lower selling prices, lower sales volume and increases in uncontrollable costs like energy was approximately $558 million. The Company achieved approximately $104 million of savings from a focused cost reduction program and working capital reduction (excluding cash and cash equivalents) of $238 million.

Results of Operations

         Historically, the Company has grown through acquisitions. There were no material acquisitions in 2000 and 2001, and consequently the results of operations for 2001 did not benefit from earnings of subsidiaries acquired during the year or previous year. The Board of the Company has decided that no significant acquisition activity will be

--------

10 On June 15, 2001, the Company announced the shutdown of its steel making operations in Ireland and the calling of a creditors' meeting for the appointment of a liquidator. Consequently, beginning in the second quarter of 2001, the results of Irish Ispat Limited have not been consolidated.

11 In September 2000, the Financial Accounting Standards Board Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." This consensus requires that all amounts billed to a customer in a sale transaction related to shipping and handling be classified as revenue. The Company historically netted shipping charges billed to customers with shipping and handling costs, which were included in Net Sales in the Consolidated Statements of Operations. With respect to the classification of costs related to shipping and handling incurred by the seller, the EITF determined that the classification of such costs is an accounting policy decision that should be disclosed. The Company adopted the consensus on EITF Issue No. 00-10 in the fourth quarter of fiscal 2001. As a result of EITF Issue No. 00-10, the Company has adopted a policy to include shipping and handling costs in its Cost of Sales; accordingly, the Company recast all prior periods presented to reflect shipping and handling amounts billed to customers as Revenues and the corresponding expenses as Cost of Sales.

pursued until the Company's operating results return to healthy levels, stressing the importance of focusing exclusively on improving operational performance and cash flow in the current situation.

Revenue

         The Company's operating results are driven by sales volume, product mix, selling price and cost. Earnings are particularly sensitive to changes in sales prices, which directly impact earnings, and volume, which affects both revenue and cost.

         Sales declined by 16% from $5,343 million in 2000 to $4,486 million in 2001. These Sales numbers are based on the application of EITF Issue No. 00-10 (issued by the FASB Emerging Issues Task Force ("EITF") in September 2000 and adopted by the Company this year) and includes all shipping and handling fees and costs billed to customers. Prior period numbers have been recast to reflect the same. The application of EITF Issue No. 00-10 does not affect earnings, as it only involves inclusion of shipping and handling fees and costs in Sales and Cost of Sales.

         The financial statements present numbers inclusive of shipping and handling fees and costs. However, the Company believes that net sales numbers based on net realizations from sales transactions more truly reflect sales performance. The Company uses net sales numbers for managing its business. All the analyses presented here onwards are based on net sales numbers.

         Total steel shipments decreased by 14% to 14.1 million tons in 2001 from 16.4 million tons in 2000. Net Sales decreased during the same period from $5,097 million to $4,280 million, a decline of 16%. Net Sales of finished products were adversely affected at the Company's subsidiaries due to general economic weakness, high levels of steel imports at low prices in our principal markets (especially in the United States of America and Canada), high inventory levels at customers' businesses (especially North American service centers) and the impact of exchange rate movements. All of the Company's subsidiaries suffered broad sales price erosion. In regional terms, sales price erosion was more pronounced in North America than in Europe. Although finished product sales volumes were uniformly lower at all units, there was generally no major loss of market share. Slab sales at Ispat Mexicana were severely affected, with sales declining by 43%, as a result of the slump in steel industry; while DRI sales at Caribbean Ispat increased significantly due to improved plant operations.

         The following table gives a summary of key net sales numbers:



                                                                                                  Changes in
                                                                                                  ----------

                                                                     Net Sales12                     Steel   Net Sales Price
                                                                     -----------                     -----   ---------------
                                                                   2001       2000      Net Sales  Shipments       Steel
                                                                   ----       ----      ---------  ---------       -----

Subsidiary                                                       $ Million  $ Million       %          %        %
                                                                 ---------  ---------      --         --       --
Ispat Inland..............................................        2,008      2,305        (13)        (4)      (9)
Ispat Mexicana............................................          470        827        (43)       (33)     (17)
Ispat Sidbec..............................................          463        592        (22)       (14)      (9)
Caribbean Ispat13.........................................          285        233         22          1       (6)
Ispat Germany.............................................          619        663         (7)        (4)      (2)
Ispat Unimetal Group......................................          508        534         (5)        (4)      (1)

Costs

        In spite of the Company's ongoing cost reduction efforts, per unit costs were higher in 2001 than in 2000. This increase was mainly due to lower level of operations resulting from lower shipments, as well as significant increases ($108 million) in certain uncontrollable cost elements, mainly natural gas and iron ore. The Company planned and implemented a focused, organization wide cost reduction program, and achieved savings of approximately $104 million covering a wide spectrum of cost elements, including manpower rationalization, operational efficiency,

--------

12 Net Sales numbers above exclude unusual items and are standalone numbers for certain operating subsidiaries.

13 Net Sales at Caribbean Ispat increased primarily due to increased DRI shipments.

purchasing and administrative costs. In addition, the Company also worked to control its metallics costs by (a) managing the sourcing of DRI to reduce the impact of the steep increase in natural gas prices, (b) where possible, using more scrap to take advantage of the lower scrap prices, and (c) alternative sourcing of blooms and billets in some subsidiaries. However, these efforts, though effective, only partly mitigated the increase in costs.

         Selling, general and administrative expenses ("SG&A") were lower by nearly 14% compared to the previous year, mainly due to focused cost reduction program. This is in spite of a write off of approximately $6 million for doubtful receivables at the Canadian subsidiary. Also, the SG&A figure includes the cost associated with the Accounts Receivable Purchase ("Receivable Securitization") facility at Ispat Germany and at Ispat Unimetal Group. This cost, which would be included as part of interest expense if the facility had been a conventional working capital credit facility, was approximately $4 million in 2001 ($3 million in 2000).

         Depreciation was higher because of the inclusion of $39 million of certain unusual items viz. (a) write-down in value of e-Commerce software by $17 million and (b) an impairment charge with respect to certain ocean going vessels of $22 million.

         The Company's Consolidated Statement of Income for 2001 includes certain unusual items. The following is a summary of these items, along with a description of the item, the related amount and the line item in the Statement of Income where it is included.

                                                                           Amount
Item                                                                    ($ Millions)          Included in:
---                                                                     ------------          ------------
Cost Items
Irish Ispat closure....................................................       17        Other operating expenses
Provision for arbitration award relating to a scrap supply contract....       19        Other operating expenses
Write-down in value of e-Commerce software.............................       17        Depreciation
Impairment loss on ocean going vessels.................................       22        Depreciation
Slab Reheating Furnace start-up costs..................................       28        Cost of Sales
Write-off of investments in e-Commerce activities......................       19        Other Income/Expenses
Workforce restructuring Provision......................................       18        Cost of Sales

Revenue Item
Credit for settlement of lawsuit.......................................        8        Cost of Sales

         Corresponding numbers for unusual items included in the 2000 financial statements were:

                                                                           Amount
Item                                                                    ($ Millions)          Included in:
---                                                                     ------------          ------------
Cost Items
Settlement of lawsuit with State of Louisiana..........................       15        Cost of Sales
Workforce restructuring Provision......................................        4        Cost of Sales

Revenue Item
Profit on sale of assets...............................................       12        Other Income/Expenses

Gross Profit and Operating Income

         The Company experienced a significant decline in both Gross Profit and Operating Income in 2001 as compared to 2000 due to the reasons outlined above. Gross Profit decreased by 68% from $673 million in 2000 to $213 million in 2001. Operating Income declined from $315 million in 2000 to an Operating Loss of $194 million in 2001. Excluding the impact of the unusual items described above, operating loss for 2001 was $81 million.

         The Gross Profit Margin (Gross Profit as a % of Net Sales) declined from 13.2% in 2000 to 5.0% in 2001. Operating Margin (Operating Profit as a % of Net Sales) in 2000 was 6.2% as against an Operating Loss in 2001.

         The comparative numbers of Gross Profit Margin14 and Operating Margin14 at the Company's operating subsidiaries were as follows:

                                           Gross Profit            Operating
                                            Margin (%)            Margin (%)
                                            ----------            ----------
Subsidiary                               2001     2000         2001         2000
----------                               ----     ----         ----         ----
Ispat Inland........................      0.5      8.4       Negative        2.3
Ispat Mexicana......................      3.6     22.1       Negative       17.5
Ispat Sidbec........................      9.0     17.0          1.1         12.2
Caribbean Ispat.....................      4.7      9.8       Negative        0.0
Ispat Germany.......................     11.5     14.7          5.1          8.0
Ispat Unimetal Group................     10.6     12.6          2.9          4.6

Financing Costs

         Net interest expense (interest expense less interest income) was $228 million in 2001 compared to $216 million in 2000. The Company's net interest expense went up even though the level of total borrowing went down during the year. This was due largely to an increase in the average cost of borrowing. The main reasons for the increase in average borrowing costs were:

              (a) In February 2001, Ispat Europe issued Euro 150 million of Senior Secured Notes, due 1st February 2011 at a coupon of 11.875%, which was higher than the Company's average cost of all other borrowings at the time,

              (b) Inclusion of non cash expenses of $15 million in accordance with SFAS No. 133, from marking to market value, in an interest hedge contract, and

              (c) There was an increase in spread on certain Floating Rate debt, mainly at Ispat Inland and Ispat Sidbec, as part of amendments made to the loan agreements.

         The increase in average borrowing costs were partly offset by the savings in interest cost on floating rate debt due to a fall in LIBOR and a reduction of debt.

         In addition, loss from foreign exchange was $9 million in 2001 compared to $Nil in 2000.

         The Company has entered into receivable securitization arrangements in Ispat Germany and Ispat Unimetal Group, and the corresponding costs associated with these facilities, of $3 million in 2000 and $4 million in 2001, are included in Selling, general and administrative expenses.

Income Tax

         The Company recorded a current tax expense of $8 million in 2001 ($20 million in 2000) and recorded a deferred tax benefit of $114 million in 2001 (expense of $3 million in 2000). The deferred tax benefit was mainly at the Company's U.S., Canadian and Mexican subsidiaries and relates mainly to tax loss carry forward. Based on the Company's assessment, it is more likely than not that these subsidiaries will earn sufficient taxable income in the future to fully utilize the tax loss carry forward. At Caribbean Ispat, on the other hand, the Company took a valuation allowance of $11 million, thereby fully reserving for the deferred tax asset at that subsidiary.

Net Income

         The Company incurred a Net Loss of $312 million in 2001 compared to a Net Income of $99 million in 2000 due to the reasons discussed above.

--------

14 Margins above exclude unusual items and are standalone numbers for certain operating subsidiaries.

Liquidity and Cash Flow

         The Company's principal sources of liquidity are cash generated from its operations and various working capital credit lines at its subsidiaries. As discussed above, 2001 was an extremely difficult year for the steel industry, but the Company took various steps to aggressively control costs, reduce working capital, sell non core assets, minimize capital expenditure and manage cash. Working capital was reduced by $238 million without compromising customer service levels. Certain non core assets were sold, including aircraft for $21 million. Capital expenditure was reduced by 47% from $184 million in 2000 to $97 million in 2001. As a result of these measures, although the Company suffered a Net Loss of $312 million, the impact on net cash was minimized to a large extent.

         The Company funded $109 million in Ispat Inland pension plan, $61 million of which represents a pre-payment of the entire 2002 obligation and a portion of 2003 obligation.

         During the year, total debt (excluding Ispat Europe bonds) was reduced by $254 million, mainly through making scheduled repayments on various loans. New borrowings completed during 2001 included the Ispat Europe Bond issue of Euro 150 million Senior Secured Notes maturing on 1st February 2011 with a coupon of 11.875%.

         The Company's cash position at the end of 2001 was tight, with cash and cash equivalents of $85 million available, primarily at the operating subsidiaries, as compared to $292 million at the end of 2000.

         The Company had available $251 million under various credit lines at the end of 2001. This compares with an availability of $318 million at the end of 2000. The utilization of, and availability under these credit lines at each subsidiary were as follows:

Subsidiary                                                    Limit15              Utilization         Availability15
                                                              -------              -----------         --------------
($ Millions)                                              2001       2000         2001       2000       2001       2000
------------                                              ----       ----         ----       ----       ----       ----
Ispat Inland.....................................          320        335          217        202        103        133
Ispat Sidbec.....................................          105        108           13         23         92         85
Caribbean Ispat..................................           81         90           81         73          0         17
Ispat Germany....................................           48        131           10         52         38         79
Ispat Unimetal Group.............................           39         10           21         10         18          0
Others...........................................           --         15           --         11         --          4
TOTAL............................................          593        689          342        371        251        318

         In addition, both Ispat Germany and Ispat Unimetal Group are parties to Receivable Securitization arrangements (sometimes referred to as "off Balance Sheet financing") under which they had combined availability of $103 million as at the end of 2001 as per the following details:

Subsidiary                                                    Limit15              Utilization         Availability15
                                                              -------              -----------         --------------
($ Millions)                                              2001       2000         2001       2000       2001       2000
------------                                              ----       ----         ----       ----       ----       ----
Ispat Germany--Receivable........................          119         --           41         --         78         --
Ispat Unimetal Group--Receivable.................           94        100           69         66         25         34
TOTAL............................................          213        100          110         66        103         34

         All of the Company's subsidiaries met all of their debt service obligations (scheduled principal and interest payments) in 2001 and complied with all the covenants under the various loan agreements, after obtaining appropriate waivers in certain cases. The Company initiated discussions with lenders of the relevant subsidiaries as early as the fourth quarter of 2001 to obtain certain amendments, waivers or rescheduling of payments. The Company has already received or has reached agreement in principle regarding several amendments and waivers. With these amendments, waivers and rescheduling agreements in place and with the anticipated improvements in the steel market situation, the

--------


15 Corresponding exercisable/available limits are lower, which are based on the level of inventory/receivable.

Company believes that it will be able to continue to meet its debt related obligations in the future, as well as return to an improved financial position.

         The Company has placed a very high priority on improving its liquidity, reducing debt and strengthening its Balance Sheet. It will continue to focus aggressively, as in the past, on these areas.

Balance Sheet

Debt

         The Company's total debt, both short and long term, was $2,379 million as at December 31, 2001. The corresponding figure at the end of 2000 was $2,515 million. Most of this debt is at the Company's operating subsidiaries and is secured or will be secured following the conclusion of the debt restructuring of Ispat Mexicana, by a lien or mortgage on their tangible assets. Some of this debt is also guaranteed by the parent company (see below). These numbers do not include: (a) amounts drawn under receivable securitization facilities at Ispat Germany and Ispat Unimetal Group, of $103 million at 2001 end and $66 million at 2000 end (details given in the section dealing with Liquidity and Cash Flow, above) and (b) a standby Letter of Credit in the amount of $160 million provided to the Pension Benefit Guaranty Corporation ("PBGC") for which the Company's United States of America subsidiary is the Account Party. This Letter of Credit is renewable annually and terminates in July 2003, unless otherwise extended.

         The parent company Ispat International has guaranteed some of the debt of its subsidiaries. At December 31, 2001, the total amount of debt guaranteed by the parent company was $1.6 billion (2000: $1.6 billion).

Shareholders' Equity

         As a result of changes in certain key assumptions used in estimating pension cost and liability, the Company's U.S. and Canadian subsidiaries recorded additional minimum pension liability (SFAS 87). This adjustment was recorded in Other Comprehensive Income and the amount was approximately $333 million, or approximately $213 million net of income tax. This had the effect of reducing the amount of Shareholders' Equity in the Balance Sheet. Together with the Net Loss for the year of $312 million and certain other routine (and non-material) charges to Other Comprehensive Income, the Shareholders' Equity declined from $884 million at December 31, 2000 to $338 million at December 31, 2001.


B.        Liquidity and Capital Resources

          We are a holding company with no operations of our own and, consequently, we are dependent on dividends and other payments from our operating subsidiaries for all of our cash needs. Our operating subsidiaries are subject to certain restrictions under the terms of their debt agreements and are subject to statutory limitations in their respective jurisdictions, which limit their ability to pay dividends. While we have received from our controlling shareholder certain prepayment of fees in 2002, none of our affiliates or our controlling shareholder is obliged to provide us with additional financing or capital contributions in the future. In connection with certain debt or obligations of some of our operating subsidiaries, we have entered into guarantee agreements in favor of the holders of such indebtedness.

         At December 31, 2002, we had secured and unsecured bank lines and other working capital facilities totaling the equivalent of $545 million. At December 31, 2002, we had a total of $362 million in borrowings outstanding under these bank lines and working capital facilities. Exercisable limits are lower in certain cases and dependent on movement of Inventory and Receivables.

         Net cash provided by operating activities was $168 million for the year ended December 31, 2002, primarily as a result of Net Loss from operating activities, offset in part by an improvement in working capital management. Net cash provided by operating activities was $40 million for the year ended December 31, 2001.


         Net cash used in financing activities was $101 million for the year ended December 31, 2002, which primarily consisted of payments of long-term debt. Net cash used in financing activities was $123 million for the year ended December 31, 2001.

         Net cash used in investing activities was $80 million for the year ended December 31, 2002, principally due to capital expenditures of our operating subsidiaries. Net cash used in investing activities was $48 million for the year ended December 31, 2001.

         Our aggregate capital expenditures were $108 million and $97 million during 2002 and 2001, respectively. Our capital expenditures for 2003 are estimated to be approximately $180 million, which primarily includes expenditures for the reline of Blast Furnace #7 at Ispat Inland and other normal maintenance capital expenditures. In addition, we expect that our scheduled debt repayment for 2003 will be approximately $125 million.

         The primary sources of liquidity for the operating subsidiaries are cash provided from operating activities and external borrowings. We believe that we will have sufficient liquidity to meet our capital expenditures, debt service and operating requirements for the foreseeable future. The main sources of the improvements in cash generated by operations are higher average selling prices of its products, higher shipments and cost savings from its ongoing cost reduction program (offset partly by expected increases in certain key cost items). However, the expected improvements in liquidity are not entirely dependent on higher prices and cost reductions. If average selling prices and cost levels were to stay at the same levels as in the fourth quarter of 2002, the Company's overall liquidity would still be adequate to take care of working capital needs of the business, capital expenditure as planned and scheduled amortization of debt. In such an event, the impact will be only on cash availability to repay debt over and above the scheduled amortizations.

C.       Research and Development, Patents and Licenses, etc.

         Research and development costs are not significant and are expensed as incurred.

D.       Trend Information

         The Company looks forward to 2003 with optimism. However, the prevailing uncertainties in the global political and economic environment cannot be ignored. Any protracted instability caused by military conflict or other developments could have an adverse effect on the Company, and could significantly alter the outlook.

          The Company expects to benefit from improvements in the prices of its products, both spot and contract. At the same time, costs are also likely to increase, coming mainly from increases in the prices of metallics, energy and transportation. With modest increases in volume and continuing cost reduction efforts, the Company expects to achieve higher levels of operating and net income. Ispat International will continue its efforts to realize the strategic advantages of being an integrated mini-mill in the emerging situation in the metallics markets.

         The challenges for 2003 include the successful reline and improvement of Blast Furnace #7 at Ispat Inland and the need to improve the performance of Ispat Unimetal. Debt reduction will be a priority area and this objective will be pursued by improving cash generation and cash management, and by applying all surplus cash to reduce debt.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

         Management of our business is vested in the Board of Managing Directors (the "Board of Directors") of Ispat International. Mr. Lakshmi N. Mittal is Chairman of the Board of Directors and Chief Executive Officer ("CEO") of Ispat International. In establishing our strategic direction and corporate policies, Mr. Mittal is supported by members of Ispat International's executive management team with substantial professional and worldwide steel industry experience.

         It is our intention, and our controlling shareholder has confirmed to us that he intends, to maintain on the Board of Directors at all times at least two directors who are not and have not been officers or employees of any of Ispat International's subsidiaries or affiliates.

         We continue to have a strong emphasis on corporate governance. Ispat International has five external directors on its Board. The companies Audit Committee also comprises of three independent members.

         Current members of our Board of Directors are set forth below:

Name                                    Age                 Position within Ispat International
Lakshmi N. Mittal...................    52     Chairman of the Board of Managing Directors and Chief
                                               Executive Officer

Aditya Mittal.......................    27     Member of the Board of Managing Directors and Director
                                               Finance and Head of Mergers and Acquisitions
Malay Mukherjee.....................    55     Member of the Board of Managing Directors, President and
                                               Chief Operating Officer
Peter D. Southwick..................    50     Member of the Board of Managing Directors and President
                                               and Chief Operating Officer of Ispat Inland Inc.
Narayanan Vaghul....................    66     Member of the Board of Managing Directors
Ambassador Andres Rozental..........    57     Member of the Board of Managing Directors
Fernando Ruiz Sahagon...............    59     Member of the Board of Managing Directors
Muni Krishna T Reddy................    57     Member of the Board of Managing Directors
Rene Lopez..........................    58     Member of the Board of Managing Directors

Board of Directors

LAKSHMI N. MITTAL Chairman of the Board of Directors and Chief Executive Officer

          Mr. Lakshmi N. Mittal is the Chairman of the Board of Directors and Chief Executive Officer of Ispat International. He has approximately 31 years of experience in steel and related industries. He is the founder of Ispat International and has been responsible for the strategic direction and development of the Company's business. Mr. Lakshmi N. Mittal is also the Chairman of LNM Holdings N.V. and main steel making subsidiaries. He is also a non-executive director of Iscor Limited, a member of the Executive Committee of the International Iron and Steel Institute and a director of ICICI Bank Limited. He is also trustee in a number of Charitable Trusts. Mr. Lakshmi N. Mittal was named Steel Maker of the Year in 1996 by New Steel, a leading industry publication. Mr. Lakshmi N. Mittal was also awarded the 8th honorary Willy Korf Steel Vision Award, the highest recognition for worldwide achievement in the steel industry. The award was presented by American Metal Market and World Steel Dynamics.

ADITYA MITTAL Member of the Board of Directors and Director Finance and Mergers and Acquisitions

         Mr. Aditya Mittal joined Ispat International in January 1997, where he is now Director Finance for Ispat International. Mr. Aditya Mittal managed Ispat International's IPO in 1997, and was instrumental in its acquisition efforts including Ispat Inland and Ispat Unimetal. He is also Vice-Chairman of LNM Holdings N.V. where he has been responsible for all its Mergers and Acquisitions (M&A) activities, and serves on the board of Iscor Limited. Prior to this, in July 1996, Mr. Aditya Mittal worked at Credit Suisse First Boston, in M&A. He holds a Bachelor's Degree of Science in Economics from the Wharton School in Pennsylvania with concentrations in Strategic

Management and Corporate Finance, from where he graduated magna cum laude. He is the son of Mr. Lakshmi N. Mittal.

MALAY MUKHERJEE Member of the Board of Directors and President and Chief Operating Officer

         Mr. Mukherjee is the President and Chief Operating Officer of Ispat International and has over 30 years of experience in a range of technical, commercial and managerial roles in the steel industry. Mr. Mukherjee has held various senior management positions within the Company, including Managing Director of Ispat Mexicana S.A. de C.V. and Managing Director of Ispat Karmet JSC ("Ispat Karmet"), a Group affiliate, President and CEO of Ispat Europe SA, Luxembourg.

PETER D. SOUTHWICK Member of the Board of Directors and President and Chief Operating Officer of Ispat Inland Inc.

         Dr. Southwick is the President and Chief Operating Officer of Ispat Inland. Dr. Southwick has over 22 years of experience in the steel industry, and he joined Inland Steel in 1980. Prior to his recent position, Dr. Southwick has held various senior positions at Ispat Inland including Executive Vice President, Operations and Vice President, Operations - Flat Products. Dr. Southwick has published numerous technical papers and a book titled "Accelerated Cooling of Steels". In 2003, he is serving as the Vice Chairman of American Iron and Steel Institute. He is member of the Iron and Steel Society, the American Society for Quality and the Institute of Materials.

NARAYANAN VAGHUL Member of the Board of Directors

         Mr. Vaghul has 47 years of experience in the financial sector and has been the Chairman of Industrial Credit and Investment Corporation of India Limited / I.C.I.C.I Bank for the past 18 years. Prior to this, he was Chairman of the Bank of India and Executive Director of the Central Bank of India. He was chosen as the Businessman of the Year in 1992 by Business India, a leading Indian publication, and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also the visiting Professor of the Stern Business School in the New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also board member of various other companies, including Wipro Limited, Mahindra & Mahindra, Nicholas Piramal India Limited, Samtel Color and Apollo Hospitals.

AMBASSADOR ANDRES ROZENTAL Member of the Board of Directors

         Ambassador Andres Rozental has a long and distinguished career in the Mexican Diplomatic Service. Over the past 34 years, he has held various senior government and diplomatic posts including Ambassador of Mexico to United Kingdom, Ambassador of Mexico to the Kingdom of Sweden, Ambassador, Permanent Representative to the United Nations in Geneva, as well as Deputy Foreign Minister of Mexico. From December 2000 to January 2002, he was Ambassador-at-Large and Special Presidential Envoy for President Vicente Fox of Mexico. Ambassador Rozental has received several awards, including the Grand Cross of the Polar Star (Sweden) and the Grand Cross of the Civil Merit Order (Spain). He is also an officer of the National Order of Merit (France). Ambassador Rozental is currently a member of the Board of Directors of Deutsche Latin American Companies Trust, Grupo Industrial Omega, Aeroplazas de Mexico and Fumisa. He is Chairman of the Board of Latinoamericana de Duty Free and the President of his own consulting firm, Rozental & Asociados in Mexico City.

FERNANDO RUIZ SAHAGON Member of the Board of Directors

         Mr. Ruiz has approximately 30 years of experience in the field of accounting, finance and tax and is currently a partner at Chevez, Ruiz, Zamarripa y Cia., S.C., a leading tax consulting firm in Mexico. Mr. Ruiz is a member of several professional associations, including the Instituto Mexicano de Ejecutivos de Finanzas, Colegio de Contadores Publicos de Mexico, Instituto de Contadores Publicos and Academia de Estudios Fiscales de la Contaduria Publica. He is the President of the Business Coordinator Counsel's Tax Committee (CCE) and a board member of various companies including Kimberly Clark de Mexico, S.A. de C.V., Accel, S.A. de C.V., Afore Siglo XXI, S.A. de C.V., Corporacion San Luis, S.A. de C.V., Grupo Palacio de Hierro, S.A. de C.V., Grupo Camesa, S.A. de C.V., Basf Mexicana, S.A. de C.V. (a subsidiary of Basf, A.G.), Bacardi, S.A. de C.V. (a subsidiary of Bacardi International, Ltd.).

MUNI KRISHNA T. REDDY Member of the Board of Directors

         Mr. Muni Krishna T. Reddy has over 33 years of experience in financial services and he is presently the Group Chief Executive of State Bank of Mauritius Ltd (SBM Group). He holds the following directorships: Chairman of the Board of SBM Nedbank International Ltd.; Director on the boards of Air Mauritius Ltd; British American (Holdings) Ltd, Nassau; British American Insurance Company of the Bahamas Ltd; British American International Corporation Ltd; British American (UK) Limited; Fidelity Bank & Trust International Ltd, Nassau; India Growth Fund Inc, New York (USA); Intercommercial Bank Ltd, Trinidad; Intercommercial Trust & Merchant Bank Ltd; Mauritius Telecom Ltd; Overseas Telecommunications Services Ltd; South Asia Regional Fund Ltd; Member of Board of Governors, International Institute for Insurance and Finance. Prior to taking over as Chief Executive Officer of SBM Group in 1987, Mr. Reddy worked in Singapore and India. Mr. Reddy was conferred in 1993 with the title "Grand Officer of the Order of the Star and Key of the Indian Ocean" (GOSK), by the Government of the Republic of Mauritius for distinguished services in Banking.

RENE LOPEZ Member of the Board of Directors

         Mr. Lopez has approximately 36 years of experience in international finance, manufacturing and marketing with multinational corporations including Alcatel-Alsthom and GEC Alsthom, where he has worked since 1966. He was President and General Manager of Alcatel-Alsthom and GEC Alsthom Canada. Currently, Mr. Lopez is owner and President of Gesterel Inc. in Canada, a Consultancy Services boutique specializing in Merger and Acquisitions, Finance and technology transfer management

Executive Officers

         The current executive officers of Ispat International are set forth below:

BHIKAM AGARWAL, Chief Financial Officer

         Mr. Agarwal is the Chief Financial Officer of Ispat International and has over 27 years of experience in steel and related industries. He has held various senior executive positions within the Company since its first acquisition in 1989. He has been responsible for the financial strategy of the Company and has been chief coordinator of its prior activities in the capital markets, two of which received "deal of the year" awards from International Financing Review, a leading global financial publication. Mr. Agarwal has also led the finance and accounting functions of the company and it's Knowledge Integration Program across all the operating subsidiaries, since the Program's inception.

JOSEPH ALVARADO, Director, Marketing, Long Products

         Mr. Alvarado is Director, Marketing, Long Products of Ispat North America. Mr. Alvarado joined Inland Steel in 1976 and rose through a variety of finance, sales and operating positions before leaving in 1997 as President of Inland Steel's Long Product Division. He joined Ispat North America after serving as Vice President, Commercial for Birmingham Steel Co. Mr. Alvarado holds a B.A. in economics from Notre Dame University and an MBA from Cornell University.

ASHOK ARANHA, Director, Materials

         Mr. Aranha joined the Company in 1991 and was responsible for the development and implementation of the Company's purchasing strategy and the implementation of most global purchases for the Company. He has over 33 years of experience in material and procurement management. Mr. Aranha was the head of materials at Ispat Hamburger Stahlwerke GmbH prior to this position. He holds an MBA from XLRI, Jamshedpur, India.

VIJAY K. BHATNAGAR, Managing Director, Ispat Mexicana

         Mr. Bhatnagar is the Managing Director of Ispat Mexicana since October 2002 with over 33 years of experience in aluminum and electronics industries. He is a metallurgical engineer by qualification and worked in various line and staff positions at INDAL (erstwhile ALCAN subsidiary) in India for over 30 years. He later became the Joint Managing Director and then the Managing Director of AT&S Indian operations (a subsidiary of AT&S AG Austria) and worked in these positions from 1999 until 2002.

ARVIND CHOPRA, Director of Internal Assurance

         Mr. Chopra joined the Company in April 2000 and is responsible for the facilitation of management's performance of risk assessments and for the evaluation of internal controls. He is also in charge of the independent internal auditing function. Formerly a Partner with KPMG, Mr. Chopra has over 17 years of experience in internal auditing, risk management, internal control evaluations and corporate governance related matters. He has also held positions at Arthur Andersen, Nestle and Price Waterhouse. Mr. Chopra is a member of Institute of Chartered Accountants of India and the Institute of Internal Auditors.

SIMON EVANS, General Counsel

         Mr. Evans joined the Company in September 2001 as General Counsel. He has over 14 years experience in corporate and commercial law in both industry and private practice. Formerly, Mr. Evans was European Counsel at Rohm and Haas Company and prior to that he worked at the law firm Taylor Joynson Garrett, London. Mr. Evans is a graduate of Oxford University and the College of Law, Guildford.

DENIS FRASER, Executive Vice-President and Chief Operating Officer of Ispat Sidbec Inc.

         Mr. Fraser joined Ispat Sidbec in February 1999 as Commercial Director, Wire Rod, and was until April 2002, General Manager of the Wire Rod business unit. Mr. Fraser holds a bachelor's degree in mechanical engineering from the Ecole Polytechnique and an MBA in finance and accountancy from McGill University. In his 18-year career with a major oil company prior to joining Ispat Sidbec, he held several key positions in operations, sales and marketing.

VIJAY KRISHNA GOYAL, Company Secretary

         Mr. Goyal joined the Company in May 1999 and is responsible for the functions of corporate secretary reporting to the Board. Formerly, an internal auditor with ITC Limited, India he worked as corporate internal auditor at Ispat International N.V. and as Head of Internal Audit at Ispat Unimetal. Mr. Goyal has approximately ten years of experience in corporate finance, auditing and accounting. He is a member of the Institute of Chartered Accountants of India and Institute of Cost and Works Accountants of India.

ALAIN GRENAUT, Chief Executive Officer of Ispat Unimetal

         Mr. Grenaut is the Chief Executive Officer of Ispat Unimetal. Prior to this, he was the Corporate Marketing Director of Lucchini Group for 2 years, and before, Vice-President for Strategy, Research and Development at Ispat Europe. He has vast experience of long products in the European Steel Industry, having taken over various functions either in Quality Control, Production and Marketing for different French and European companies during the last 32 years. He is a graduate of the French High School of Mines.

AUGUSTINE KOCHUPARAMPIL, Chief Financial Officer, Ispat Europe Group S.A.

         Mr. Kochuparampil is the Chief Financial Officer of Ispat Europe Group S.A. He joined the Company in 1994 and has held various responsible positions in finance and accounting functions in Europe. He has over 26 years experience in the financial and related functions in steel industry. Mr. Kochuparampil is a member of the Institute of Cost and Works Accountants of India and possesses a degree in Law.

JOHN KURIYAN, Managing Director of Caribbean Ispat

         Mr. Kuriyan is the Managing Director of Caribbean Ispat and has over 30 years experience in engineering, manufacturing and general management in the steel and rubber industry. Prior to joining Caribbean Ispat, he was Director General of Servicios Siderurgicos Integrados, S.A. de C.V., a subsidiary of Imexsa. He has also served as

Senior Vice President, Manufacturing at Dunlop India Limited and as President and CEO of Falcon Tyres Limited. He is a graduate of the Indian Institute of Technology and holds a Bachelor of Technology degree in Mechanical Engineering and is a Postgraduate from the same institute in Industrial Engineering.

ABDELLATIF LAASRAOUI, Director, Technical and Business Development

         Mr. Laasraoui is the Director, Technical and Business Development for the Company. He has extensive international experience in the steel and aluminum industries in areas such as corporate strategy, performance improvement, investment strategy, process technology and related areas. Prior to joining the Company, Mr. Laasraoui was a Senior Engagement Manager at McKinsey & Company, based in Chicago, where he has worked since 1993. He has also worked as a Metallurgical Process Engineer at Hatch Associates, Toronto & Montreal in Canada.

BERNARD LAUPRETRE, Chief Executive Officer of Trefileurope

         Mr. Laupretre was appointed the Chief Executive Officer of Trefileurope, a wire drawing company and subsidiary of Ispat Unimetal in Europe in September 2002. He joined the Company in February 1990 and has held various senior management positions. Mr. Laupretre holds an engineer degree from Arts et Metiers school (France) and a MBA from ISA (France).

RICHARD LEBLANC, President and Chief Executive Officer of Ispat Sidbec Inc.

         Mr. Leblanc is the President and Chief Executive Officer of Ispat Sidbec and has approximately 34 years of experience in the steel industry. Mr. Leblanc spent 18 years in various senior management positions at Stelco Inc. before joining Sidbec in 1987 as Vice-President, Production. He became President and Chief Executive Officer in 1996. Mr. Leblanc is a Director of the American Iron and Steel Institute and the Canadian Steel Producers Association.

GREG LUDKOVSKY, Director, Technology

         Dr. Ludkovsky is Chief Technology Officer of the Company, as well as Vice President Research and Development and Chief Technology Officer of Ispat Inland. Mr. Ludkovsky joined Inland Steel in 1979 and advanced through a number of positions in steel products research prior to becoming Vice President, Research and Development of Inland Steel in 1995. Dr. Ludkovsky has a PhD in Metallurgical Engineering.

GREGOR MUNSTERMANN, Managing Director, Ispat Hamburger Stahlwerke GmbH

         Mr. Munstermann has been Managing Director of Ispat Hamburger Stahlwerke GmbH since March 2001. He has over 15 years experience in the steel industry. His previous positions include General Manager of the Steel Plant and the Direct Reduction Plant, Ispat Hamburger Stahlwerke GmbH. Mr. Munstermann holds a Diploma at University Clausthal-Zellerfeld.

JEAN-PIERRE PICARD, Director, Marketing, Flat Products

         Mr. Picard, Director, Marketing, Flat Products is responsible for flat products marketing strategy ensuring a strong market driven approach in the development of the Company's business strategy and the delivery of value to the customers. He is also responsible for Ispat E-Commerce marketing initiatives. He joined Ispat Sidbec in 1980 as Vice-President of Marketing and Sales. He was previously Senior Vice-President of British Steel, Canada where he worked for 13 years. Mr. Picard has been active in many steel industry related associations.

THEKKEMEDOM N. RAMASWAMY, Director, Finance

         Mr. Ramaswamy is Director, Finance for Ispat International. He is responsible for corporate finance and financial strategy. He has 33 years experience covering a wide range of financial management functions and has been with the Company since 1989, previously holding positions as General Manager, Finance at Caribbean Ispat (1989 - 1992), Director, Finance at Ispat Mexicana (1992 - 1994) and CFO at Ispat Sidbec (1994 - 2002). He holds a

Bachelor of Commerce Degree from the University of Madras, India, an MBA from the Indian Institute of Management, Ahmedabad, India and is a Fellow Member of The Association of Chartered Certified Accountants, UK.

GERHARD RENZ, President and Chief Operating Officer of Ispat Europe Group S.A.

         Mr. Renz is the President and Chief Operating Officer of Ispat Europe and has over 29 years of experience in the steel industry. Mr. Renz formerly worked as the Managing Director of Ispat Germany. Mr. Renz is a board member of Verein Deutsche Eisenhuttenleute, Wirtschaftsvereinigung Stahl and the European Iron and Steel Institute.

MICHAEL G. RIPPEY, Vice President, Finance & Administration, and Chief Financial Officer, Ispat Inland Inc.

         Mr. Rippey joined the Company's finance organization in 1984 and advanced through positions of increasing responsibility before being named vice president Finance and CFO Ispat Inland in 1998. His responsibilities also include purchasing, human resources, legal and union relation functions for the Company. Mr. Rippey has a bachelor's degree from Indiana University; a master's degree in banking and finance from Loyola University, Chicago; and an MBA from the University of Chicago.

STEPHEN C. ROGERS, Vice President, Sales & Marketing, Ispat Inland Inc.

         Mr. Rogers is responsible for sales and marketing at of flat products at Ispat Inland. He was elected to his current position in 2000 after serving as president of the company's bar-products division. Mr. Rogers joined the Company in 1977 and advanced through hot-and cold-rolling operations before moving to sales, then plate products. He has a bachelor's degree from Wabash College, Crawfordsville, Ind., and an MBA from the University of Chicago. Mr. Rogers is a member of the board of directors of the Metals Service Center Institute.

BILL SCOTTING, Director, Continuous Improvement

         Mr. Scotting joined the Group in September 2002 to lead the Group's Continuous Improvement activities. Formerly an Associate Principal at McKinsey & Company, Mr. Scotting has 18 years experience in the steel industry in technical, operations management and consulting roles. He has also held positions at BHP Steel, Pioneer Concrete (UK), Mascott Partnership and CRU International. Mr. Scotting holds a Bachelor of Science (Metallurgy) from the University of Newcastle in Australia and an MBA (with distinction) from Warwick Business School in the UK.

GARY L. VAN ASPEREN, Vice President, Manufacturing, Ispat Inland Inc.

         Mr. Van Asperen is responsible for all manufacturing and maintenance at Ispat Inland's Indiana Harbor Works and at its joint ventures with Nippon Steel Corp., I/N Tek and I/N Kote. Mr. Van Asperen joined the Company in 1963 and has served in a broad range of responsibilities in metallurgy, technical services, sales, quality, operating technology and the operation of flat-rolling and coating mills. He was named president of I/N Tek and I/N Kote in 1998 and vice president of Ispat Inland in 2001. He has a metallurgical-engineering degree from the South Dakota School of Mines and an MBA from Indiana University.

OLAF-ROMAN BARON VON ENGELHARDT, Director, Marketing, Ispat Europe

         Dr. von Engelhardt is Director, Marketing of Ispat Europe. Dr. Von Engelhardt joined the Company in 1999 and is responsible for sales and marketing of products manufactured by its steel-making operations in Europe. He has over 26 years of experience in the steel industry, including Head of Marketing, Planning, Dispatching and General Services at Arbed Saarstahl GmbH, General Manager of Saarstahl GmbH, formerly Arbed Saarstahl GmbH, in charge of direct sales and Managing Director of Vertriebsgesellschaft Saarstahl GmbH, Germany.

VIRAL C. VORA, Director, Shipping

         Mr. Vora joined the company in 1989. He is responsible for the implementation of transportation policy and strategy for the company's raw materials and finished products. He is also responsible for the operation, chartering and management of the company owned/chartered ships. He has over 28 years of experience in the shipping industry and has worked in the areas of chartering, operations and insurance. Mr. Vora was formerly General Manager, Shipping at Caribbean Ispat Limited. Mr. Vora has a degree in statistics and mathematics.

INDER WALIA, Director, Human Resources

         Mr. Walia joined the Company in 2000 and is responsible for the development and implementation of human resources strategies for the Company. He has 21 years of experience in human resources positions. He has a post-graduate degree in Human Resources from Tata Institute of Social Sciences, Mumbai, India. He is also an active member of various committees. Mr. Walia has held various positions in human resources at Modi Corp and HCL Hewlett Packard.

BERND WEBERSINKE, Managing Director, Ispat Walzdraht Hochfeld GmbH and Ispat Stahlwerk Ruhrort GmbH

         Mr. Webersinke has been Managing Director of Ispat Walzdracht Hochfeld GmbH since 1997 and Ispat Stahlwerk Ruhrort GmbH since 1999, and has over 25 years of experience in the steel industry. Prior to his current position, he worked as General Manager in production and maintenance at Ispat Hamburger Stahlwerke GmbH. Mr. Webersinke is a Board Member of Germany's Steel Makers Association (VDEh). He is a metallurgical engineer by profession.

B.       Compensation

Director Compensation

The total remuneration of the members of the Executive Board at December 31, is as follows:

(Thousands of U.S. Dollars, except for share data)               2002      2001
-------------------------------------------------------------------------------
Base salary                                                     2,273     2,060
Short-term performance-related bonus                            1,460       265
Long-term incentives (number of options)                      230,000         -



The annual remuneration of the member of the Executive Board was as follows:


                                  2002           2001             2002            2001           2002           2001
--------------------------------------------------------------------------------------------------------------------
(Thousands of U.S.                                            Short-term    Short-term         Long-term incentive
Dollars, except for                                           performance   performance      Number of     Number of
share data)                                                   rated bonus   rated bonus       Option         Options
--------------------------------------------------------------------------------------------------------------------
Lakshmi N. Mittal                  863            832              670             -          80,000              -
Aditya Mittal                      260            196              195            41          25,000              -
Malay Mukherjee                    473            417              355           144          50,000              -
Peter D. Southwick                 404            404              240            80          45,000              -
Narayanan Vaghul                    83             51                -             -          10,000              -
Ambassador Andres
Rozental                            94            113                -             -          10.000              -
Fernando Ruiz Sahagon               90             44                -             -          10,000              -
Muni Krishna T. Reddy                1              0                -             -               -              -
Rene Lopez                           5              3                -             -               -              -
                            ---------------------------------------------------------------------------------------
                                 2,273          2,060            1,460           265         230,000              -
                            ---------------------------------------------------------------------------------------

         The amount outstanding at December 31, 2002 in respect of loans and advances to members of the Executive Board was $0 (2001 - $0).

The following table provides summarizes information on the options outstanding and the movements on the options granted to the Board:


                                                                                                            Weighted
                                                                                                             average
                                                                                                            exercise
                                                           Granted in                                          price
                                          2002             2000              1999        Total (1)
--------------------------------------------------------------------------------------------------------------------
Lakshmi N. Mittal                       80,000           80,000            80,000          240,000              7.59
Aditya Mittal                           25,000            7,500             7,500           40,000              5.26
Malay Mukherjee                         50,000           40,000            40,000          130,000              7.18
Peter D. Southwick                      45,000           30,000            30,000          105,000              6.83
Narayanan Vaghul                        10,000            5,000                 -           15,000              4.36
Ambassador Andres Rozental              10,000            5,000                 -           15,000              4.36
Fernando Ruiz Sahagon                   10,000            5,000                 -           15,000              4.36
Muni Krishna T. Reddy                        -                -                 -                -
Rene Lopez                                   -                -                 -                -
                                 -----------------------------------------------------------------
                                       230,000          172,500           157,500          560,000
                                 -----------------------------------------------------------------
Exercise Price (2)                      $ 2.26           $ 8.57           $ 11.94
Term (in years)                             10               10                10


-----------------------------
(1) None of the options have been exercised.
(2) All options were granted at an exercise price equal to the market value on the date of grant.

Stock Option Plan

         In 1999, the Company adopted a stock option plan, the Ispat Plan. Under the terms of the Ispat Plan, the Company may grant options to senior management of Ispat International and its affiliates for up to 6,000,000 shares of common stock. The exercise price of each option equals not less than the fair market value of Ispat International stock on the date of grant, with a maximum term of 10 years. Options are granted at the discretion of the Company's Board of Director's Plan Administration Committee or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

         The Company had chosen to account for stock-based compensation using the intrinsic value method prescribed in APB 25, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. As indicated above, all options were granted at an exercise price equal to or greater than the fair market value on the date of grant and accordingly, no compensation expense has been recognized in these financial statements pursuant to APB 25. The Company has decided to expense stock-based compensation starting 2003. Had compensation cost for the Ispat Plan been determined based on the fair value at the grant date for awards in 1999, 2000 and 2002 consistent with the provisions of SFAS 148, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                Years ended December 31,
                                                                                  2000         2001        2002
----------------------------------------------------------------------------------------------------------------
Net Income - as reported                                                     $      99     $   (312)   $     49

Pro forma compensation expense                                                      10            9           5

Net Income - pro forma based on SFAS 148                                            89         (321)         44
----------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per common share from continuing operations       $    0.82     $  (2.58)   $   0.24

Basic and diluted earnings extraordinary earnings per common share                   -            -        0.16

Basic and diluted earnings per common share                                       0.82        (2.58)       0.40

Basic and diluted earnings per common share - pro forma                           0.74        (2.65)       0.36
------------------------------------------------------------------------------------------------------------------------------------

         The fair value of each option grant of Ispat International stock is estimated on the date of grant using the Binomial Option Pricing Model with the following weighted-average assumptions used:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Year of grant
                                                                                2000          2001          2002
-----------------------------------------------------------------------------------------------------------------
Dividend yield                                                                 3.85         10.49             -

Expected annualized volatility                                                   66%           63%           83%

Discount rate - Bond equivalent yield                                          5.27%         4.86%         5.03%

Expected life in years                                                            8             8             8
-----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The status of the Ispat Plan with respect to the Company is summarized below at December 31, 2002:

                                                                           Number of shares
                                                          ---------------------------------------------------
                                                                     2000              2001             2002
-------------------------------------------------------------------------------------------------------------
Opening balance as of January 1,                                1,314,000         2,512,000        2,202,000

Granted during the year(1)                                      1,361,000                 -        1,349,500

Canceled or expired                                               163,000           310,000          160,000

Outstanding at December 31,                                     2,512,000         2,202,000        3,391,500
                                                                ---------         ---------       ----------
Fair value of the option at the grant date                      $    4.22         $       -      $      1.82
                                                                =========         =========      ===========


At December 31, 2002, the stock options are exercisable as follows:

                            Year            Options           Exercise price (1)
--------------------------------------------------------------------------------
                            2002             1,718,833                 10.54

                            2003             2,137,500                 10.25

                            2004             2,514,167                 8.82

                            2005             2,952,833                 7.84

                            2006             3,391,500                 7.12
--------------------------------------------------------------------------------

(1) Exercise price of $11.94, $8.57 and $2.26 in 1999, 2000 and 2002 respectively

C.       Board Practices

         Article 18, paragraph 1 of our Articles of Association provides that our Board of Managing Director shall consist of five or more class A, class B and Class C managing directors (and composed at all times by one class A managing director and at least two class C managing directors). Article 18, paragraph 2 stipulates that members of the Board of Managing Directors are appointed by the general meeting of shareholders for a term commencing on the day following the annual general meeting of shareholders up to and including the day of the annual general meeting of the shareholders in the next financial year. Article 18, paragraph 2 further provides that as long as the controlling shareholder is entitled directly or indirectly to cast the majority of the votes that may be cast by all shareholders, the provisions of paragraph 2 of Article 18 do not apply to class A managing director.

         In June 2001, we adopted a Corporate Governance framework in conformity with best practices on Corporate Governance. We will continue to diligently monitor new, proposed and final U.S. and Dutch Corporate regulatory requirements and will make adjustments to our Corporate Governance controls and procedures to stay in full compliance with these requirements on a timely basis. The Company is fully committed to meeting and whenever possible exceeding the Corporate Governance mandates and requirements under current and proposed SEC and NYSE rules and Dutch law.

Role of the Board and Management

         Ispat International's business is conducted through operating subsidiaries, which are managed by their Board of Directors and headed by the subsidiary's chief executive officer (CEO). The Board of Ispat International N.V. ('The Board') provides the oversight to enhance the value to the stakeholders.

Directors Independence

         As per the criteria laid out by Ispat International's Board, directors will be considered "independent" if they do not have a material relationship with the Company. Ispat International Board consists of nine members, of which five are independent, constituting a majority of the Board. Of the five independent members only one of the members has a relationship with the Company. This relationship is below the threshold laid down by the Board, of less than one percent of the revenues of the firm on which he serves as executive officer. This member however does not serve on any of the Board Committees.

Function of the Board

         As per Ispat International's Corporate Governance guidelines adopted in June 2001, the Board of directors shall be responsible for the stewardship of the corporation and should assume responsibility for the adoption of a corporate strategy; monitoring of risk and control; succession planning; including appointing; training and monitoring of senior management; an investor relations program for the corporation; the integrity of the corporation's internal control and management information system; setting of remuneration policy which incorporates appropriate performance hurdles.

Qualification

         Directors should possess the highest personal and professional ethics, integrity, and be committed to representing the interests of the stakeholders. Ispat International's members possess experience in managing large companies and contribute towards the protection of the stakeholder interests in the Company through expertise in their respective fields. All Directors bring an independent judgment to bear on issues of strategy, performance, resources and standards of conduct.

Size of the Board and Selection Process

         All directors are subject to election by shareholders (except where the Articles of Association provide otherwise). The names of directors submitted for election or re-election shall be accompanied by sufficient biographical details to enable shareholders to take an informed decision on their election. Ispat International Board consists of nine members, which is considered reasonable given the size of the Company. All members of the Board and its respective Committees, except Mr. Lakshmi N. Mittal and Mr. Aditya Mittal (who as Class A directors are currently exempted, as per provisions of the Articles of Association), will next be considered for reappointment at the shareholders meeting to be held on March 28, 2003.

Board Committees

         The Board has established the following Committees to assist the Board in discharging its responsibilities: (i) Audit; (ii) Remuneration; (iii) Nomination. The Committees have written charters and consist solely of independent directors.

a) Board Agenda

         The items placed before the Board includes among others strategic plans of the enterprise; annual operating plans and budgets and any updates; capital budgets and any updates; quarterly results for the Company and its strategic business units; minutes of Audit Committee and other sub-committee meetings; the information on recruitment and remuneration of senior officers just below the Board level; environment, health and safety related matters; risk management policy of the group and such other matters considered important for the Boards' oversight.

b) Ethics and Conflict of Interest

         Ethics and conflict of interest are governed by the Code of Business Conduct adopted by the Company. The Code of Business Conduct sets out standards for ethical behaviour, which are to be followed by all employees, officers and directors in the discharge of their duties. They must always act in the best interests of the Company and must avoid any situation where their personal interests conflict or could conflict with their obligations toward the Company. As employees, they must not acquire any financial or other interest in any business or participate in any activity that could deprive the Company of the time or the scrupulous attention that they need to devote to the performance of their duties. Any behaviour that deviates from Ispat International's code of conduct is to be reported to the employee's supervisor, a member of the management, the head of the legal department or the head of the internal audit/assurance department.

SEPARATE MEETING OF NON MANAGEMENT DIRECTORS

The independent non-executive directors regularly schedule meetings without the presence of management.

AUDIT COMMITTEE

Charter and Meetings

         The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's system of internal control regarding finance, accounting, legal compliance and ethics that the management and Board have established and the Corporation's auditing, accounting and financial reporting processes generally.

         The Audit Committee's primary duties and responsibilities are to serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system; review and appraise the audit efforts of the Corporation's independent accountants and internal auditing department; provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department and the Board of Directors. It is responsible for approving the appointment and fees of the independent auditors. It is also responsible for monitoring the independence of the external auditors.

         The audit committee met eight times during the year. Of these, four were physical meetings and four were teleconference meetings.

Audit Committee Members

         The Audit Committee consists of three Board Members: Mr. Narayanan Vaghul, Mr. Muni Krishna T Reddy and Ambassador Andres Rozental, all of whom are independent. The Chairman of the Audit Committee is Mr. Narayanan Vaghul, who has significant financial experience and expertise and is the Chairman of ICICI Bank, a company which is listed on the NYSE and Mumbai Stock Exchange. Both Mr. Muni Krishna T Reddy and Ambassador Andres Rozental have considerable experience in managing company affairs.

Process for Handling Complaints about Accounting Matters

         As part of the Board's procedure for receiving and handling complaints or concerns about the Company's financial accounting internal control and auditing issues, Ispat International's Code of Business Conduct requires all employees to bring any issues or complaints they may have to the Audit Committee's attention.

REMUNERATION COMMITTEE

Charter and Meetings

         The Remuneration Committee is comprised of three independent directors. The purpose of having a Remuneration Committee consisting exclusively of directors who are independent of management is to have members who are free of any business or other relationship which could interfere with the exercise of their independent judgment. The Board has established the Remuneration Committee to determine on their behalf and on behalf of the shareholders within agreed terms of reference, the Company framework of remuneration and compensations including stock options for executive directors, the CFO, CEO's of principal operating subsidiaries and designated senior officers at the corporate level. The Remuneration Committee is required to meet at least twice a year.

Remuneration Committee Members

         The Remuneration Committee consists of three Board Members, Mr. Narayanan Vaghul, Ambassador Andres Rozental and Mr. Rene Lopez, all of whom are independent. The Committee elects its chair.

Remuneration Principles

         The Committee believes that its principal responsibility in compensating executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value. None of the Board of Directors currently have contracts with the Company or any of its subsidiaries that provide benefits upon termination of employment. The Committee reviews the remuneration of executive members on the Board, CFO, CEO's of operating subsidiaries and designated senior officers at the corporate level.

Stock Option Plan

         The Company's Global Stock Option Plan ('the Plan'),was adopted at the meeting of the Board held on September 15, 1999 and has a duration of ten years. Under the Plan, Eligible Employees (senior management of the Company or any of its Affiliates) may be awarded options to purchase stock in the Company (or equivalent stock appreciation rights at an exercise price not less than the fair market value of the shares of the Company at the date of award. Awards vest in three instalments on each of the first, second and third anniversary of the date of grant (or earlier on the termination of employment due to death, disability or retirement) and are exercisable within ten years of grant (or until the date of earlier termination of employment for some other reason). The maximum number of shares of common stock available with respect to all the awards under the plan is currently six million in the aggregate.

         With the intention of following best practices on Corporate Governance, the stock option plan of the Company was approved by the shareholders at a general meeting held on October 11, 2002.

NOMINATION COMMITTEE

Charter and Meetings

         Ispat International has a Nomination Committee comprising exclusively of three independent directors. The Committee elects its Chairman and Members of the Committee are appointed and can be removed by the Board of directors. The Nomination Committee is required to meet at least twice every year.

Nomination Committee Members

          The Nomination Committee consists of three Board members, Mr. Narayanan Vaghul, Mr. Muni Krishna T Reddy and Ambassador Andres Rozental, all of whom are independent. Ambassador Andres Rozental is the Chairman of the Nomination Committee.

Function of the Nomination Committee

         The Nomination Committee will at the request of the Board, consider any appointment or reappointment to the Board. It will provide advice and recommendations to the Board on such appointment. The Committee is also responsible for developing, monitoring and reviewing Corporate Governance principles applicable to the Company.

Internal Assurance / Internal Audit

         The Company has an Internal Audit function. The function is under the responsibility of the Director - Internal Assurance, who reports to the Audit Committee, consisting exclusively of independent directors. The function is staffed by full time professional staff located at each of the principal operating subsidiaries and at the corporate level. Recommendations and matters relating to internal control processes, raised by the Internal Assurance function and their implementation are regularly reviewed by the Audit Committee.

External Auditors' Independence

         The appointment and determination of fees of the external auditors is the direct responsibility of the Audit Committee. The Audit Committee is further responsible for obtaining annually a written statement from the external auditors that their independence has not been impaired. The external auditors have informed the Company of their intention to rotate their lead and engagement partners in line with the new requirements. The responsibility of approving non-audit services by the external auditors has been delegated by the Audit Committee to the Chairman of the Audit Committee. Non-audit services which fall in the prohibited category are not provided by the external auditors. During the year the Audit Committee carried out a review of former employees of the external auditors employed by the Company and concluded, based on this review, that no such former employee was in a position of significant oversight.

RISK MITIGATION

         We initiated a comprehensive group wide risk assessment in 2001. The management has constituted a Risk Committee. Risk mitigation plans identifying major risks and mitigation strategies have been drawn up and implemented for each operating subsidiaries and compliance therewith are reviewed at defined regular intervals. Risk mitigation at each principal operating subsidiaries was reviewed during 2002 and mitigation plans for new risks which have been perceived at each operating subsidiaries have been incorporated.


D.       Employees

         We have approximately 15,400 employees in our steelmaking and steel related operations spread across our subsidiaries.

E.       Share Ownership

         The share ownership of our directors and executive officers is 128,950 (excluding shares owned by controlling shareholder). The number of options granted to directors and executive officers in 1999 were 352,500 at an exercise price of $11.94, in 2000 were 369,500 at an exercise price of $8.57 and in 2002 were 596,500 at an exercise price of $2.26. No options were granted during 2001. These options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant. The option term expires ten years after the grant date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

         At December 31, 2002, 54,850,000 Class A shares and 72,150,000 Class B shares were issued. Out of the above, 51,735,794 Class A shares and the entire amount of the Class B shares were outstanding.

         In connection with the introduction of the Euro on January 1, 2002, the Company has converted the nominal value of its shares from Dutch Guilders into Euro. In order to accomplish the conversion, the articles of association were amended on December 31, 2001, in accordance with a resolution of the shareholders passed at a meeting held on December 21, 2001. After the conversion, the authorized common shares of the Company consisted of 500,000,000 Class A shares, with a par value of 0.01 Euro per share, and 72,150,000 Class B shares, with a par value of 0.10 Euro per share.

         The preference and relative rights of the Class A shares and Class B shares are substantially identical except for disparity in voting power and conversion rights. Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to ten votes per share on all matters submitted to a vote at shareholders meetings. Each Class B share is convertible, at the option of the holder, into one Class A share.

         The following table sets forth information as of December 31, 2002 with respect to the beneficial ownership of our Class A common shares and Class B common shares by each person who is known to be the beneficial owner of more than 5% of either class of shares, and all directors and officers as a group.

                                           Class A                         Class B
                                        Common Shares                   Common Shares            Total Common Shares
                                   ------------------------      --------------------------    -----------------------
                                                                                                           Percentage
                                                    Percentage                  Percentage                    of Total
                                                        of                         of                          Common
                                     Number           Class         Number        Class         Number         Shares
                                   ----------------   --------   ----------     ----------     ----------- -----------
Controlling Shareholder.........   26,100,000           47.58    72,150,000         100         98,250,000       77.36
Treasury Stock(1)...............    3,114,206(2)         5.68          --            --          3,114,206        2.45
Public Shareholders.............   25,635,794           46.74          --            --         25,635,794       20.19
Total...........................   54,850,000          100.00    72,150,000         100        127,000,000      100.00
Directors and Officers..........      253,140(3)(4)      0.46          --            --            253,140        0.20

----------

(1) Represents class A common shares repurchased by Ispat International pursuant to the previously announced share repurchase programs of the company.

(2) Consisting of 139,200 Class A common shares repurchased in fiscal year ended December 31, 2002, 368,000 Class A common shares repurchased in fiscal year ended December 31, 2001, 242,600 Class A common shares repurchased in fiscal year ended December 31, 2000, 5,358,200 Class A common shares repurchased in the fiscal year ended December 31, 1998 and 1,458,960 Class A common shares repurchased in the fiscal year ended December 31, 1997 and excluding 253,140 Class A common shares awarded to certain senior executives of the company, 2,117,781 and 2,081,833 Class A shares issued to Ispat Inland Pension Fund in 2002 and 2001 respectively.

(3) These 253,140 Class A common shares are included in shares owned by public shareholders indicated above.

(4) During 1998 the company awarded 198,750 common shares to certain senior executives of the company in connection with the company's initial public offering undertaken in 1997 and also awarded 54,390 common shares to certain senior executives as Bonus shares in connection with the company's stock bonus plan (the "Stock Bonus Plan").

         Our Class A common shares may be held in registered form or bearer form, as the holder may elect. Registered shares may consist of either New York Shares, which are registered in a register kept by or on behalf of Ispat International by its New York transfer agent, or Dutch Shares, which are registered in a register kept by or on behalf of Ispat International by its Dutch transfer agent. Shares in registered form may be evidenced by certificates. The bearer shares may be represented by either K-certificates, legal title to which passes by possession, or CF-certificates, which must be deposited with an authorized custodian and are transferred by means of the book-entry transfer system maintained by NECIGEF (Nederlands Centraal Instituut voor Giraal Effectenverkeer, The Netherlands Central Institute for Giro Securities). Bearer shares will be settled through the book-entry transfer system maintained by NECIGEF and its participants, including Euroclear and Cleastream.

         As of February 25, 2003 there were 109 U.S. record holders holding an aggregate of 26,781,338 of New York Shares, representing 48% of the Class A common shares outstanding. Our knowledge of the number of New York Shares held by U.S. holders is based solely on the records of our New York transfer agent regarding registered Class A common shares.

         As of February 25, 2003 there are 1,968,662 of the Class A common shares being held in the Netherlands. We cannot present the number of holders in the Netherlands because the shares are held as bearer shares.

Voting Rights

         As of February 25, 2003, the controlling shareholder owned all of the Class B common shares and 26,100,000 Class A common shares, representing 48% of the Class A common shares, with an aggregate of 97% of the voting rights. The controlling shareholder indirectly has the right to make binding nominations for the appointment of all members of the Board of Directors and to determine the outcome of any action requiring shareholder approval. In addition, the controlling shareholder will have the ability, by virtue of his indirect ownership of Class B common shares, to prevent or cause a change in control of the company and its subsidiaries.

Conversion: Restriction on Transfers

         Under our Articles of Association, each Class B common share is convertible at any time and from time to time at the option of the holder thereof into one Class A common share. However, the conversion of a Class B common share into a Class A common share is a reduction of the issued share capital of Ispat International under Dutch law and requires approval by the shareholders. In addition, the conversion of a Class B common share into a Class A common share will result in a reduction of the votes of the holder from ten to one. The Class A common shares have no conversion rights.

         The controlling shareholder and Ispat International have entered into a shareholder and registration rights agreement (the "Shareholder's Agreement"). Pursuant to the Shareholder's Agreement, no person holding record or beneficial ownership of Class B common shares may transfer (as defined in the Shareholder's Agreement) such Class B common shares, except to a permitted transferee ("Permitted Transferee"). A Permitted Transferee means: (i) Mr. Lakshmi N. Mittal; (ii) his parents, spouse, children (natural or adopted), grandchildren or other issues; (iii) trusts the primary beneficiaries of which are any of the foregoing persons or any charitable organization designated by any of them, which trusts are controlled, directly or indirectly, by any of the persons under clause (i), (ii) or (v); (iv) corporations, partnerships, limited liability companies and other persons if at least 80% of the economic interest in any such person is owned by any of the persons under clause (i) and (ii) or any charitable organization designated by any of them; and (v) in the case of any person in clause (i) and (ii), the heirs, executors, administrators or personal representatives upon the death of such person or upon the incompetence or disability of such person for the purposes of the protection and management of such individual's assets. The Shareholder's Agreement further provides that if at any time a record or beneficial holder of Class B common shares ceases to be a Permitted Transferee, such holder (i) will not be entitled to exercise the voting rights attached to such Class B common shares and (ii) will notify the Board of Directors that it is no longer a Permitted Transferee, which notification shall be deemed to be a request to convert such Class B common shares into Class A common shares. Notwithstanding the foregoing, if at any time a holder of Class B common shares enters into a contract to transfer to a person that is not a Permitted Transferee (a "Non-Permitted Transferee") a number of Class A common shares equivalent to that which would result from the conversion of all or a portion of such holder's Class B common shares and thereafter such conversion is opposed by creditors of Ispat International in accordance with applicable

Dutch law, which opposition has not been finally determined within six months after the commencement thereof, such holder shall be free to transfer its Class B common shares to such Non-Permitted Transferee. By its terms, the Shareholder's Agreement may not be amended, other than for manifest error, except by approval of a majority of the Class A common shareholders (other than the controlling shareholder and Permitted Transferees) at a general shareholders' meeting.

B.       Related Party Transactions

         We engage in certain commercial and financial transactions with companies that are wholly-owned or controlled, directly or indirectly, by our controlling shareholder. See Note 6 to the Consolidated Financial Statements.

C.       Interest of Experts and Council

         None

ITEM 8.  FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

         See Item 18 for a list of financial statements.

Export Sales

         Management considers our steel operations to be a single business segment. Because Ispat International has no operations in its home country of the Netherlands, all of its sales are considered to be foreign sales. Annual sales to individual customers did not exceed 10% of total net sales in any of the periods presented.

Legal Proceedings

              In the ordinary course of its business, the Company is party to various legal actions.

         Ispat Inland is involved in various environmental and other administrative or judicial actions initiated by governmental agencies. While it is not possible to predict the results of these matters, it does not expect environmental expenditures, excluding amounts that may be required in connection with the 1993 consent decree in the 1990 Environmental Protection Agency ("EPA") lawsuit, to materially affect the results of operations or financial position. Corrective actions relating to the EPA Consent Decree may require significant expenditures over the next several years that may be material to the results of operations, the financial position and the liquidity of the Company. At December 31, 2002, the reserves for environmental liabilities totalled $28 million, $22 million of which is related to the sediment remediation under the 1993 EPA Consent Decree. At December 31, 2001, those amounts had been $27 million and $21 million, respectively.

         Ispat Inland is anticipated to make capital expenditures of $2 million to $5 million annually in each of the next five years for construction, and have ongoing annual expenditures (non capital) of $35 million to $40 million for the operation of air and water pollution control facilities to comply with current federal state and local laws and regulations.

         Ispat Inland and an independent, unaffiliated producer of raw materials are parties to a long-term supply agreement under which Ispat Inland was obligated to fund an escrow account to indemnify said producer of raw materials against a specific contingency. Contributions to the escrow were determined by the agreement and the funds were restricted from Ispat Inland's use while in the escrow. Ispat Inland received full recovery of $39 million, the escrowed amount, in April of 2001. No further contributions to the escrow are required at this time as Ispat Inland believes the likelihood of the specific contingency occurring is remote.

               In December 2001, Caribbean Ispat settled arbitration proceedings with respect to a scrap supply contract. This amounted to $21 million of which $16 million was paid in cash and the balance of $5 million is being paid in twelve quarterly instalments which started on March 31, 2002. No interest is to accrue on the remaining balance unless the remaining instalments are not paid when due. During 2002, a claim by a third party for alleged entitlement to the settlement monies was the subject of separate proceedings in Trinidad which have been settled without any additional liability on the Company.

         On March 5, 2002, as a result of an investigation under Section 201, President Bush imposed trade remedies affecting imports into the United States of America of numerous steel products. These remedies included 30% tariff rate increases for hot-rolled sheet, cold-rolled sheet, coated sheet, and hot-rolled bar with the rates declining to 24% in year two and 18% in year three.

         Several foreign supplying countries challenged the President's action through the dispute resolution procedures of the WTO. The Section 201 remedy has allowed the Ispat Inland to increase U.S. prices for some of the covered products, benefiting the Ispat Inland's financial position. However, subsequent to the imposition of the Section 201 remedy, the U.S. government granted a number of exclusions to the remedy for products of the types that are made by Ispat Inland. Most notably, exclusions in the form of duty-free quotas were granted for foreign producers of interstitial-free carbon sheet and leaded hot-rolled bar.

         Imports from Ispat Mexicana and Ispat Sidbec were exempted from the
Section 201 tariff rate increases pursuant to provisions of the NAFTA. Those exceptions should permit these companies to maintain historical access to U.S. markets during the three-year period of relief. The NAFTA exemption could be modified if it is determined that increased imports constitute a "surge" within the meaning of U.S. law. The effect on the Ispat Europe is expected to be modest given their historically low level of exports to the U.S. A number of WTO-member developing countries have also been exempted from the remedy. However, the developing country exemption can also be revoked if a "surge" is shown, and a number of domestic producers have filed for the revocation of the exempt status for a number of WTO-member developing countries.

         The March 2002 Section 201 remedy does not cover steel wire rod, the product sold in the United States of America by Caribbean Ispat. However as a result of an earlier Section 201 proceeding relating to steel wire rod, Caribbean Ispat received a 247,000 annual quota with a 5% duty above this level, which has restricted its' ability to sell steel wire rod to the U.S. market. This restriction for wire rod comes to an end on March 01, 2003. The impact of the wire rod tariff rate quotas on the Ispat Europe has been negligible.

         In 2002, U.S. trade agencies also made affirmative determinations under U.S. AD and CVD laws for steel wire rod. Caribbean Ispat, Ispat Sidbec, and Ispat Europe certain of the operating companies under Ispat Europe were required to post bonds on their exports to the U.S. in 2001, and in 2002 final dumping and CVD margins were issued. For Caribbean Ispat, the margins were 11.40% and 0% respectively which entitles the company to receive a refund of the CVD already paid. For Ispat Sidbec, the margins were 3.86% and 6.61% which is being appealed by Ispat Sidbec and the Government of Quebec. No margins were assessed against the operating companies under Ispat Europe, since the investigation was terminated as to Germany following a finding of "negligibility" in the German AD case.

             In April 2002, the U.S. Department of Commerce issued preliminary anti-dumping duty margins against cold-rolled imports from 20 countries. However, in late 2002 the U.S. ITC issued negative final injury determinations against all 20 countries, terminating the investigations and eliminating the duties. The effect on Ispat Inland is likely to be somewhat negative. The U.S. petitioners have appealed the decision to the U.S. Court of International Trade.

         Following the imposition by the United States of America of tariff rate increases under Section 201, the European Union announced in September 2002 that it would impose additional duties ranging from 17.5% to 26%, on 7 steel products imported above levels established in new quotas. Three additional products are still under investigation. The remedy will remain in effect until the U.S.
Section 201 steel remedy is abolished.

         On March 22, 2002, the Canadian government initiated a safeguard investigation by asking its International Trade Tribunal ("ITT") to investigate whether increased imports of certain steel products are causing, or threatening to cause, injury to Canadian steel producers. In a report issued in July of 2002, the ITT found injury on a range of products, including plate, pipe, cold-rolled sheet in angles, shapes and sections. In an August 2002 report, the ITT recommended additional tariffs, ranging from 7% to 25%, above a quota level based on historical imports. The ITT found that U.S. imports of plate, coiled-rolled sheet coils, angles, shapes and sections substantially contributed to the injury and recommended that U.S. imports not be exempted from the safeguard remedy under NAFTA. As at the end of 2002 the Canadian government has not yet acted on the ITT recommendations. At this time the potential impact of this action on the Canadian Operating Subsidiary and other Company subsidiaries is uncertain.

Under the U.S. Continued Dumping and Subsidy Offset Act of 2000 ("CDSOA"), commonly known as the "Byrd Amendment," Ispat Inland was awarded approximately $1.2 million in collected customs duties, based on its participation in or support for various U.S. AD and CVD cases. The payment is based on "qualifying expenditures" and is distributed to U.S. steel companies out of funds collected from foreign producers under AD and CVD orders. On September 2, 2002, the WTO issued a final ruling condemning the CDSOA. In its ruling the WTO recommended that the U.S. repeal the Byrd Amendment in order to comply with its findings. The U.S. government has appealed the decision, but the future of the CDSOA and offset distributions is questionable.

         While several of the developments described above may be expected to benefit certain subsidiaries of the Company, there can be no assurance that potential benefits will ultimately accrue because of WTO challenges, exclusion requests and various economic uncertainties.

         The European Commission has raised claims of (euro)47 million for repayment by DSG Dradenauer Stahlgesellschaft mbH ("DSG") of loan amounts alleged to qualify as improper subsidies from the City of Hamburg. These subsidies are claimed to be contradictory to the European Commission's rulings on competitive markets in the steel industry and the European Commission has initiated legal action to settle the matter. In April 2002, the European Court of Justice decided that the loan was an unauthorised subsidy under EC law. DSG has stated that the loan is fully repaid. The court in Hamburg, Germany has confirmed the position of DSG. An appeal is now pending in the German courts and a decision may be expected in 2003. The Company cannot predict the final outcome of these proceedings. In August 2002, DSG was sold, the final purchase price to be determined on December 31, 2004 based on the shareholders' equity of DSG at that date. DSG is no longer a subsidiary of the Company.

         Pursuant to a constitutional challenge to the 1999 Tax Reforms of the Mexican Tax Code's Consolidation Regime by the Company's Mexican holding company, Grupo Ispat International S.A. de C.V. ("Grupo"), Grupo and or consolidated subsidiaries had to pay the difference between the provisional amount paid under the old rules and the provisional amount required under the new rules adjusted for actualization and penalties. A settlement agreement was signed with the Mexican tax authorities amounting to $13 million and this was paid in full in 2002.

          On April 15, 2002, the Administration Portuaria Integral de Lazaro Cardenas S.A. de C.V. ("API") initiated before the General Office of Ports (Direccion General de Puertos) the process for the cancellation of the registration of the partial assignment of rights that Ispat Servicios Portuarios S.A. de C.V. ("ISP"), a subsidiary of Ispat Mexicana SA de CV, had entered into with the API for use and benefit from the multiple-use terminal located in the Port of Lazaro Cardenas, Mexico. This was challenged by ISP. As a result of negotiations new authorizations have been obtained from API and the General Customs Administration in favor of Grupo's subsidiary, Ispat Portuarios, SA de CV in order for it to operate the terminal.

           In the Autumn of 2002, three subsidiaries of the Company (Trefileurope S.A., Trefileurope Italia S.r.l. and Fontainunion S.A.), along with other European manufacturers of pre-stressed wire and strands steel products, received notice from the European Commission that it was conducting an investigation into possible anticompetitive practices. The Company and its subsidiaries are cooperating fully with the European Commission in this investigation. Should the European Commission find that the companies have breached EC law, it may impose a fine on the company or companies that it holds responsible for the conduct, through decisive influence or otherwise. The fine levied cannot exceed the limit set in Article 15(2) of EC Council Regulation 17/62. The Company is currently unable to assess the ultimate outcome of the proceedings before the European Commission or the amount of any fines that may result. As the alleged anticompetitive activities would have taken place in large part prior to the acquisition of the subsidiaries, the Company has notified the previous owners that it will hold them liable for all consequences of the investigation.

Dividend Distributions

         Under Dutch law, as of December 31, 2002, our consolidated retained earnings are restricted from distributions. We can only pay dividends or make distributions to the extent we receive dividends from our subsidiaries, recognize gains from sale of our assets, or record share premium to a reserve not being the Special Reserve as a result of the issuance of new common shares in each case provided the rules summarized below allow us to do so. See Note 10 to the Consolidated Financial Statements. In addition, pursuant to certain guarantee agreements we have entered into, there are restrictions on our ability to incur additional indebtedness and make certain payments.

         The Board of Directors may reserve a portion or all of our annual profits. The portion of our annual profits that remains unreserved will be distributed to the shareholders. The Board of Directors may resolve that we make distributions out of our general share premium account and out of any other reserves that are available for shareholder distributions under Dutch law. The Board of Directors may resolve that we may make stock dividends as well as cash dividends. The Board of Directors may also resolve that we pay interim dividends. We may not make distribution or pay dividends, or interim dividends, if the payment would reduce shareholders' equity to an amount less than the sum of our issued share capital plus reserves that are required to be maintained by Dutch law or the Articles of Association. Rights to cash dividends and distributions that have not been collected within five years and two days after the date on which they became due and payable revert to the company.

         All calculations to determine the amounts available for dividends will be based on our statutory accounts, which will, as a holding company, be different from our consolidated accounts. Because we are a holding company and have no operations of our own, we are dependent on dividends or other advances from our operating subsidiaries to fund any cash dividends. See "Risk Factors--Because we are a holding company with no revenue-generating operations of our own, we depend on the cash flows of our subsidiaries which may not be sufficient to meet our needs.

         The holders of the Class A common shares and the Class B common shares are entitled to receive prop rata to the number of shares held by such shareholder without regard to the class or par value of such shares such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore. Our Articles of Association provide that future dividends, if any, will be declared and paid in Dollars unless the Board of Directors determines otherwise. Cash dividends payable to holders of New York Shares will be paid to the New York Transfer Agent and Registrar. Cash dividends payable to holders of the Bearer Shares and registered shares registered in The Netherlands will be paid to the Dutch Transfer and Paying Agent who will convert such dividends into Euro for disbursement to such holders. In certain cases, however, cash dividends will be paid directly to the holders of K-certificates.

         We anticipate that all of our earnings will be reinvested in our business and applied to reduction of indebtedness, and consequently do not expect to declare a dividend in the current year.

         Any determination to pay cash dividends would be at the discretion of our Board of Directors, in accordance with Dutch law and the article of association of the Company, and after taking into account various factors, including our financial conditions, results of operations, outstanding indebtedness, current and anticipated cash needs, plans for expansion as well as commercial restrictions and other factors affecting our operating subsidiaries.

B.           Significant Changes

         None

ITEM 9.  THE OFFER AND LISTING

A.       Offer and Listing Details

Nature of Trading Market

         The table below sets forth the high and low sales prices for our Class A common shares on the New York Stock Exchange and the Amsterdam Stock Exchange during the periods indicated.

                                                 New York        Amsterdam
                                                    $              (euro)
                                                    -              ------


Jul 8 1997 - Dec 31, 1997

High.....................................             29.13      29.84

Low.....................................              18.25      18.25

Jan 1 1998 - Dec 31, 1998

High.....................................             30.12      29.86

Low.....................................               5.19       5.34

Jan 1 1999 - Dec 31, 1999

High.....................................             16.13      15.95

Low.....................................               6.94       7.07

Jan 1 2000 - Dec 31, 2000

High.....................................             18.25      18.16

Low.....................................               2.13       2.42
Jan 1 2001 - Dec 31, 2001

High.....................................              4.06      4.09

Low.....................................               0.80      0.81
Jan 1 2002 - Dec 31, 2002

High.....................................              3.08      3.11

Low.....................................               1.26      1.34

Jan 1 2001 - Mar 31, 2001

High.....................................              4.06      4.36

Low.....................................               2.59      2.75

Apr 1 2001 - Jun 30, 2001

High.....................................              3.78      4.25

Low.....................................               2.51      2.95

Jul 1 2001 - Sept 30, 2001

High.....................................              3.38      3.89

Low.....................................               1.30      1.50

Oct 1 2001 - Dec 31, 2001

High.....................................              1.83      1.97

Low.....................................               0.80      0.90

Jan 1 2002 - Mar 31, 2002

High.....................................              1.93      2.24

Low.....................................               1.26      1.55

Apr 1 2002 - Jun 30, 2002

High.....................................              3.08      3.11

Low.....................................               1.84      1.90

Jul 1 2002 - Sept 30, 2002

High.....................................              2.98      3.07

Low.....................................               1.97      2.06

Oct 1 2002 - Dec 31, 2002

High.....................................              2.46      2.67

Low.....................................               2.05      2.07


Aug 1 2002 - Aug 31, 2002

High.....................................              2.70      2.80

Low.....................................               2.30      2.25

Sept 1 2002 - Sept 30, 2002

High.....................................              2.60      2.70

Low.....................................               1.90      2.00

Oct 1 2002 - Oct 31, 2002

High.....................................              2.48      2.70

Low.....................................               1.91      2.10

Nov 1 2002 - Nov 31, 2002

High.....................................              2.50      2.69

Low.....................................               2.15      2.20

Dec 1 2002 - Dec 31, 2002

High.....................................              2.30      2.50

Low.....................................               2.00      2.00

Jan 1 2002 - Jan 31, 2003

High.....................................              2.75      2.60

Low.....................................               2.05      2.05


B.   Plan of Distribution

         Not applicable.

C.   Markets

         In the United States, our Class A common shares are traded on the New York Stock Exchange, the principal U.S. trading market. Outside the United States, our Class A common shares are traded on the Amsterdam Stock Exchange.

D.   Selling Shareholders

         Not applicable.

E.   Dilution

         Not applicable.

F.   Expenses of the Issue

         Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.   Share Capital

         Not applicable.

B.   Memorandum and Articles of Association

         Pursuant to Article 2 of our Articles of Association, the objects and purposes of the company are the following:

     o to participate in, take an interest in, and conduct the management of business enterprises;

     o to finance, to provide security for or undertake the obligations of third parties, and

     o    to conduct all activities incidental to any of the foregoing.

         We hereby incorporate by reference the following sections from our Registration Statement on Form F-1 (Reg. No. 333-7206), as declared effective on August 6, 1997, "Description of Capital Stock--Shareholder and Voting Rights," "--Liquidation Rights," "--Issue of Common Shares; Preemptive Rights," "--Repurchase of Shares," "--Reduction of Share Capital," "--Amendment of the Articles of Association" and "--Limitations on Rights to Hold or Vote Class A Shares."

C.   Material Contracts

         None.

D.   Exchange Controls

         There are no legislative or other legal provisions currently in force in The Netherlands or arising under the Articles of Association restricting the payment of dividends to holders of the Class A common shares not resident in The Netherlands, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and European Union sanctions, for example, dividend and other payments to residents of Libya and Iraq.

         There are no limitations, either under the laws of The Netherlands or in the Articles of Association or other constituent documents, on the right of foreigners to hold or vote on our shares.

E.   Taxation

United States of America Taxation

         The following discussion contains a description of the material U.S. federal income tax consequences of the ownership and disposition of Class A common shares generally applicable to the following persons who beneficially own such Class A common shares as capital assets ("U.S. Shareholders"): (i) citizens or residents of the United States of America (as defined for U.S. federal income tax purposes), (ii) corporations or partnerships created or organized in or under laws of the United States of America or of any state or the District of Columbia, (iii) estates the income of which is subject to U.S. federal income taxation regardless of its source and (iv) trusts the administration of which is subject to the primary supervision of a court in the United States of America and with respect to which one or more U.S. persons have the authority to control all substantial decisions. The summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a U.S. Shareholder's decision to acquire Class A common shares. In particular, this summary does not address (a) the tax treatment of special classes of U.S. Shareholders, such as banks, insurance companies, tax-exempt organizations or dealers in securities, (b) the tax treatment of U.S. Shareholders that own (directly, indirectly or through attribution) 10% or more of the voting power of all shares of Ispat International or (c) any aspect of state, local or non-U.S. tax laws.

         This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, changes to any of which after the date of this Annual Report could have a retroactive effect.

         Prospective investors should consult their tax advisors as to the tax consequences of the ownership and disposition of Class A common shares in light of their particular circumstances, including the effect of any non-United States taxes and United States state or local taxes.

Taxation of Capital Gains

         Gain or loss, if any, recognized by a U.S. Shareholder on the sale or other disposition of Class A common shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Shareholder's adjusted tax basis in the Class A common shares and the amount realized on the disposition. Any such gain or loss will generally be treated as long-term capital gain or loss if the U.S. Shareholder's holding period with respect to the Class A common shares is longer than one year. In the case of non-corporate U.S. Shareholders, long-term capital gain generally is subject to a maximum tax rate of 20%. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. Gain realized by a U.S. Shareholder on the sale or other disposition of Class A common shares generally will be treated as income from sources within the United States of America for the purposes of the foreign tax credit limitation, unless the gain is attributable to an office or fixed place of business maintained by the U.S. Shareholder outside the United States of America, and certain other conditions are met.

Taxation of Distributions on Class A Common Shares

         The gross amount of any distribution by Ispat International (including Dutch taxes withheld therefrom) with respect to class A common shares generally will be includible in the gross income of a U.S. Shareholder as dividend income to the extent paid out of current or accumulated earnings and profits of Ispat International, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds Ispat International's current and accumulated earnings and profits for a taxable year, the distribution will be first treated as a tax-free return of the capital to the extent of the U.S. Shareholder's adjusted tax basis in the class A common shares and to the extent that such distribution exceeds the U.S. Shareholder's adjusted tax basis in the class A common shares, such excess will be taxed as a capital gain. Distributions treated as dividends generally will be treated as income from sources outside the United States of America and generally will be passive income for purposes of the foreign tax credit limitation. U.S. Shareholders will not be entitled to the dividends received deduction with respect to such dividends.

         If a U.S. Shareholder receives a distribution in Euro denominated distribution (or other non-U.S. currency), the amount of the distribution for U.S. federal income tax purposes will be the U.S. dollar value of the distribution (determined at the spot rate on the date of such payment) regardless of whether the payment is later converted into U.S. dollars. In such case, the U.S. Shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date on which the distribution is made and the date the distributed amount is converted into U.S. dollars.

Credit for Foreign Taxes Withheld

         Subject to the limitations set forth in Section 904 of the Code, the Netherlands tax withheld or paid with respect to dividends on the Class A common shares generally will be eligible for credit against a U.S. Shareholder's U.S. federal income tax liability. Alternatively, a U.S. Shareholder may claim a deduction for such amount of withheld Netherlands taxes, but only for a year for which such U.S. Shareholder elects to do so with respect to all foreign income taxes. Currently, Ispat International may, with respect to certain dividends received from qualifying non-Netherlands subsidiaries, credit taxes withheld from those dividends against the Netherlands withholding tax imposed on a dividend paid by Ispat International, up to a maximum of the lesser of (i) 3% of the portion of the gross amount of the dividend paid by Ispat International that is subject to withholding, and (ii) 3% of the gross amount of the dividends received from qualifying non-Netherlands subsidiaries. The credit reduces the amount of the dividend withholding tax that Ispat International is required to pay to The Netherlands Tax Administration but does not reduce the amount of tax Ispat International is required to withhold from the dividends. Ispat International will endeavor to provide to U.S. Shareholders information concerning the extent to which it has applied the reduction described above with respect to dividends paid to U.S. Shareholders. To the extend that Ispat International utilizes this regime U.S. Shareholders should consult their tax advisors to determine the appropriate U.S. tax treatment of the dividends and the Netherlands tax withheld from the dividend payment. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules relating to the determination of the foreign tax credit are complex and U.S. Shareholders should consult their tax advisors to determine whether and to what extent a credit would be available.

Passive Foreign Investment Company Status

         Special U.S. federal income tax rules apply to U.S. persons owning capital stock of a "passive foreign investment company" ("PFIC"). A foreign corporation will be considered a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered "passive assets" (generally assets that generate passive income). Ispat International believes that it currently is not a PFIC for U.S federal income tax purposes and does not anticipate that it will become a PFIC in the future. This conclusion is based upon an analysis of its financial position and an interpretation of the PFIC provisions that Ispat International believes is correct. However, no assurances can be made that the applicable tax law or other relevant circumstances will not change in a manner that affects the PFIC determination. (to be confirmed). If Ispat International were classified as a PFIC, a U.S. Shareholder would be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of Class A common shares or upon receipt of "excess distributions," unless such U.S. Shareholder elected to be taxed currently on its pro rata portion of Ispat Internationals income, whether or not such income was distributed in the form of dividends or otherwise. In the event that Ispat International becomes aware that it is a PFIC for any taxable year, it will promptly notify its U.S Shareholders of such determination.

Foreign Personal Holding Company Status

         A foreign corporation will be classified as a foreign personal holding company (an "FPHC") if (i) at any time during its taxable year, five or fewer individuals, who are U.S. citizens or residents, directly or indirectly own more than 50% of the corporation's stock (by either voting power or value) (the "shareholder test") and (ii) the corporation receives at least 60% of its gross income (reduced to at least 50% after the initial year of qualification), as adjusted, for the taxable year from certain passive sources (the "income test"). Because Ispat International will derive most of its income from dividends paid by wholly owned subsidiaries with active operations, Ispat International believes that it meets, and expects that it will continue to meet, the income test. Ispat International believes that the shareholder test was not met prior to the Global Offering and will not be met immediately after the Global Offering. However, due to a number of factors (including the FPHC stock attribution rules, possible change in residence by current indirect shareholders, and possible acquisition of Class A common shares by purchase, gift or bequest by individuals related to, or partners of, current indirect shareholders) there can be no assurances that Ispat International will not become an FPHC in the future. If Ispat International were classified as an FPHC, U.S. Shareholders (including certain indirect holders) would be required to include in income, as a dividend, their pro rata share of Ispat International's undistributed FPHC income if they were holders on the last day of Ispat International's taxable year (or, if earlier, the last day on which Ispat International satisfies the shareholder test). In addition, if Ispat International became an FPHC, U.S. persons who acquire Class A common shares from decedents would not receive a "stepped-up" basis in such Class A common shares. Instead, such a holder would have a tax basis equal to the lower of fair market value or the decedent's basis. Ispat International will notify U.S. Shareholders in the event that it becomes aware that it is classified as an FPHC for any taxable year.

Backup Withholding

         Dividend payments made in respect of Class A common shares made within the United States of America to a non-corporate U.S. Shareholder will generally be subject to "backup withholding" at a rate of 30% (subject to periodic reduction through 2006) if the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by United States of America law and applicable regulations, if there has been notification from the U.S. Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its U.S. federal income tax returns or, in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements.

         In general, payment of the proceeds from the sale of Class A common shares to or through a U.S. office of a broker is subject to U.S. backup withholding. However, backup withholding generally will not apply to a payment made outside the United States of America of the proceeds of a sale of Class A common shares through an office outside the United States of America of a non-United States broker.

         Amounts withheld under the backup withholding rules may be credited against a U.S. Shareholder's U.S. tax liability, and a U.S. Shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and providing the required information.

Netherlands Taxation

         The following discussion of certain Dutch tax issues is included for general information purposes only and does not address every potential tax consequence of an investment in class A common shares under the laws of the Netherlands. Each shareholder and prospective investor should consult his or her own tax advisor with respect to the tax consequences of acquiring, owning and disposing of Class A common shares.

Dutch Taxation of Resident Shareholders

         This section is only intended for the following investors:

     o individuals who are resident or deemed to be resident in the Netherlands for tax purposes or who have opted to be taxed as resident in the Netherlands and who invest in Class A common shares, excluding
          (i) individuals who invest in Class A common shares that form part of a substantial interest or a deemed substantial interest in Ispat International or (ii) individuals who are, or are deemed to be, employees, directors or board members of Ispat International or individuals who are, or are deemed to be, employees, directors, board members of any entity related to Ispat International ("Dutch Individuals"); and

     o corporate entities, which term includes associations which are taxable as corporate entities, that are resident or deemed to be resident in the Netherlands for tax purposes and who invest in Class A common shares, excluding corporate entities that are (i) not subject to Dutch corporate income tax, (ii) exempt from Dutch corporate income tax including but not limited to pension funds ("pensioenfondsen") as defined under Dutch law or (iii) investment institutions ("beleggingsinstellingen") as defined under Dutch Law (Corporate Entities).

     o Generally, a holder of Class A common shares will not have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, Class A common shares representing five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of Ispat International, or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of Ispat International or the ownership of certain profit participating certificates that relate to five per cent or more of the annual profit of Ispat International or to five per cent or more of the liquidation proceeds of Ispat International. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Individual and Corporate Income Tax

     Dutch Individuals not engaged in an enterprise

         A Dutch Individual (i) who holds Class A common shares that are not attributable to an enterprise of which the resident derives a share of the profit, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of an enterprise other than as an entrepreneur or a shareholder, (ii) who is not performing other activities in the Netherlands in respect of the A common shares including activities which are beyond the scope of normal investment activities and (iii) who does not have a substantial interest or a deemed substantial interest in Ispat International, generally is subject to income tax at a rate of 30% on a deemed yield of 4% of the individual's net aggregate investment assets less applicable exemptions.

     Dutch individuals engaged in an enterprise and Corporate Entities

         Any benefits derived from Class A common shares (including any capital gains realized on the disposal thereof) that are attributable to an enterprise of which the resident derives a share of the profit, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of an enterprise other than as an entrepreneur or a shareholder , generally are subject to income tax at progressive rates. Any benefits derived from shares (including any capital gains realized on the disposal thereof) that are held by a Dutch corporate entity generally are subject to corporate income tax.

Withholding Tax

         Dividends distributed by Ispat International generally are subject to a withholding tax imposed by the Netherlands at a rate of 25% per cent. The expression "dividends distributed by Ispat International" as used herein includes, but is not limited to:

         (i) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;

         (ii) liquidation proceeds, proceeds from the redemption of Class A common shares or, as a rule, consideration for the repurchase of Class A common shares by Ispat International in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes;

         (iii) the par value of shares issued to a holder of Class A common shares or an increase of the par value of Class A common shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes, has been made or will be made; and

         (iv) partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits ("zuivere winst"), unless the general meeting of shareholders of Ispat International has resolved in advance to make such repayment and provided that the par value of the Class A common shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association.

         Dutch Individuals and Dutch corporate entities generally can credit the withholding tax against their Netherlands income tax or corporate income tax liability and generally are entitled to a refund of dividend withholding tax insofar as the withholding tax exceeds their aggregate income tax or corporate income tax liability. In the case of certain holders of Class A common shares subject to Dutch corporate income tax and enjoying the participation exemption, no withholding tax may need to be withheld at all.

         Distribution Tax. In the period from January 1, 2001 up to and including December 31, 2005, Ispat International will be subject to a temporary special distribution tax at a rate of 20% on certain dividends, that are qualified as "excessive". Dividends are considered to be "excessive" e.g. when the total proceeds distributed during a particular calendar year, exceed the highest of (1) 4% of Ispat International's market capitalization at the beginning of the relevant calendar year; (2) twice the amount of the average annual dividends (exclusive of extraordinary distributions) by reference to the three calendar years immediately preceding January 1, 2001; or (3) our adjusted consolidated commercial result for the preceding book year. Certain exceptions exist. To the extent dividends that are subject to this surtax are distributed to certain qualifying shareholders, Ispat International is not required to withhold Netherlands dividend withholding tax.

Gift, Estate and Inheritance Taxes

         Netherlands gift, estate or inheritance taxes may apply to an acquisition of Class A common shares by way of a gift by, or on the death of, a holder of Class A common shares who is resident or deemed to be resident in the Netherlands.

         For purposes of Netherlands gift, estate and inheritance tax, an individual who holds the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death.

         For purposes of Netherlands gift tax, an individual not holding the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

Dutch Taxation for Non-Resident Shareholders

Withholding Tax

         Dividends distributed by Ispat International generally are subject to a withholding tax imposed by the Netherlands at a rate of 25%. The expression "dividends distributed by Ispat International" as used herein includes, but is not limited to:

         (i) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;

         (ii) liquidation proceeds, proceeds from the redemption of Class A common shares or, as a rule, consideration for the repurchase of Class A common shares by Ispat International in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes;

         (iii) the par value of shares issued to a holder of Class A common shares or an increase of the par value of Class A common shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes, has been made or will be made; and

         (iv) partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits ("zuivere winst"), unless the general meeting of shareholders of Ispat International has resolved in advance to make such repayment and provided that the par value of the Class A common shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association.

         If a holder of Class A common shares is resident in a country other than the Netherlands and if a taxation convention is in effect between the Netherlands and such country, such holder of Class A common shares may, depending on the terms of such double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

         Under the double taxation convention in effect between The Netherlands and the United States of America (the "Treaty"), dividends paid by Ispat International to a resident of the United States of America (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, or in the case if certain U.S. corporate shareholders owning at least 10% of the voting power of Ispat International, 5%, unless the Class A common shares held by such resident are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. The Treaty provides for a complete exemption for dividends received by exempt pension organizations and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding rate can be applied at source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Qualifying U.S. exempt organizations must seek a full refund of the tax withheld by filing the proper forms. A holder of Class A common shares other than individual will not be eligible for the benefits of the Treaty if such holder of Class A common shares does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the Treaty.

         According to a legislative proposal regarding anti-dividend stripping retroactive per April 27, 2001, no exemption from, or refund of, Netherlands withholding tax will be granted if the ultimate recipient of a dividend paid by Ispat International is not considered to be the beneficial owner of such dividend. Such recipient is not considered to be the beneficial owner if such recipient paid a consideration (in cash or in kind) in connection with the dividend and such payment forms part of a sequence of transactions , and further it is likely that (i) an individual or a company (other than the holder of the dividend coupon) benefited, in whole or in part, directly or indirectly, from the dividend and such individual or company would be to a lesser extent entitled to an exemption from, or refund of, Netherlands withholding tax than the recipient of the dividend and (ii) such individual or company, directly or indirectly, retains or acquires a position in the shares that is comparable with his or its position in similar shares that he or it had before the sequence of transactions began. The term "sequence of transactions" as used herein includes the sole acquisition of one or more dividend coupons and the establishment of short-time rights of enjoyment on shares, while the transferor retains the ownership of the shares. The Treaty provides for a divergent definition of the beneficial owner that generally will overrule the proposed definition of the beneficial owner under the laws of the Netherlands

         Under certain circumstances, it will not be required to transfer the full amount of withholding tax withheld to the Netherlands tax authorities with respect to dividend distributions out of dividends received from Ispat International's foreign affiliates. The amount not transferred cannot exceed 3% of the gross amount of any cash dividend paid on the Class A common shares. This reduction is not paid out to holders of Class A common shares, but remains with Ispat International instead.

Distribution Tax.

          In the period from January 1, 2001 up to and including December 31, 2005 Ispat International will be subject to a temporary special distribution tax at a rate of 20% on certain dividends that are qualified as "excessive". Dividends are considered to be "excessive" e.g. when the total proceeds distributed during a particular calendar year, exceed the highest of (1) 4% of Ispat International's market capitalization at the beginning of the relevant calendar year; (2) twice the amount of the average annual dividends (exclusive of extraordinary distributions) by reference to the three calendar years immediately preceding January 1, 2001; or (3) our adjusted consolidated commercial result for the preceding book year. Certain exceptions exist. The qualification of this surtax and the consequences thereof for foreign shareholders is uncertain. To the extent dividends that are subject to this surtax are distributed to certain qualifying shareholders, Ispat International is not required to withhold Netherlands dividend withholding tax.

Taxes on Income and Capital Gains

         A holder of Class A common shares will not be subject to any Netherlands taxes on income or capital gains in respect of dividends distributed by Ispat International or in respect of any gain realized on the disposal of Class A common shares (other than the withholding tax described above), provided that:

          (i) such holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, (deemed to be) carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Class A common shares are attributable; and

          (ii) such holder does not have a substantial interest or a deemed substantial interest in Ispat International or, if such holder does have such an interest, it forms part of the assets of an enterprise.

         Generally, a holder of Class A common shares will not have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, Class A common shares representing five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of Ispat International, or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of Ispat International or the ownership of certain profit participating certificates that relate to five per cent or more of the annual profit of Ispat International or to five per cent or more of the liquidation proceeds of Ispat International. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Gift, Estate and Inheritance Taxes

         No gift, estate and inheritance taxes will arise in the Netherlands with respect to an acquisition of Class A common shares by way of a gift by, or on the death of, a holder of Class A common shares who is neither a resident nor deemed to be resident in the Netherlands, unless:

         (i) the holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Class A common shares are or were attributable; or

         (ii) in the case of a gift of Class A common shares by an individual who at the time of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

         For purposes of Netherlands gift, estate and inheritance tax, an individual who holds the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death.

         For purposes of Netherlands gift tax, an individual not holding the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

Other Netherlands Taxes and Duties

         Other than capital tax which will be payable by Ispat International, no registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Class A common shares.

F.       Dividends and Paying Agents

         Not applicable.

G.       Statements by Experts

         Not applicable.

H.       Documents on Display

         A copy of any or all of the documents deemed to be incorporated herein by reference, unless such documents have been modified or superseded as specified herein, may be obtained at our registered office set out in Item 4.

I.        Subsidiary Information

         Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our primary market risk exposures are to interest rate fluctuations and to exchange rate movements. We use financial instruments, including fixed and variable rate debts, as well as swap and collar contracts to finance our operations and to hedge interest rate exposures. We do not hold or issue derivative financial instruments for trading purposes. The fair value information presented is based on the information available to management as of the date of the balance sheet. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the debt dates, and therefore, the current estimates of fair value may differ significantly from the amounts presented herein. The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and the developing estimates. The estimates presented herein are not necessarily indicative of the amounts that we could realize in the current market exchange.

Interest Rate Risk Overview

         For debt obligations the following table presents principal cash flows and related interest rates by fiscal year of maturity. Variable rates disclosed represent the weighted average rate of the portfolio at the end of the period. For the interest rate swaps and collars, the table presents notional amounts and related interest rates by fiscal year of maturity. For these instruments, the variable rates presented are based on employed forward (spot) rates in the yield curve as of the end of each fiscal year. Employed forward (spot) rates should not be considered the predictor for actual or future interest rates.

                                                                            Fiscal year end 2002
                                                                           Expected maturity date

                                         Interest
                                          rate at
                                         December
                                            31,
                                                                                                            Years             Fair
            Long-term debt                 2002       2003      2004       2005       2006       2007     there-after Total   Value
--------------------------------------- ------------ -------- ---------- ---------- ---------- ---------- --------------------------
                                                                                                           (amounts in million USD)

VARIABLE INTEREST RATES:
First Mortgage Bonds (USD)..............                   7          7        330        324         --         --     668      443
     Average Interest Rate..............     5.65 %    5.82%     7.17 %      8.23%      8.92%
Revolving credit facilities.............                  --         76        149         --         --         --     225      225
                                          2.44% to              3.96%to   5.02% to
                                             2.94%                 4.46       5.52


Senior Secured Credit Facilities (USD)..                  54        119        118         --         --         --     291      291
     Average Interest Rate..............  4.90 % to     5.07     6.42 %     7.48 %
                                              5.90%     % to   to 7.42%   to 8.48%
                                                       6.07%
Bank loans (USD)........................                   4          5         63         85         --        195     352      352
     Average Interest Rate..............  4.20 % to     4.37     5.72 %     6.78 %     7.48 %                7.97 %
                                              6.08%     % to   to 7.60%      to            to                    to
                                                       6.25%                8.66 %     9.36 %                9.85 %
EXIM Bank--United States (USD)..........                  --          6          6          6          --         11     29       29
     Average Interest Rate..............     2.50 %    2.67%      4.02%     5.08 %      5.78%                 6.27%

International Financial Corporation
(USD)...................................                  13          8          3          2         --         --      26       26
     Average Interest Rate..............  5.19 % to     5.36     6.71 %     7.77 %     8.47 %
                                              5.30%     % to   to 6.82%         to         to
                                                       5.47%                 7.88%      8.58%
Others..................................  5% to 10%       20         13         13          4          4          1      55       55

                                                        -----  --------  ---------  ---------  ---------  ---------  ------  -------
                                                          98        234        682        421          4        207   1,646    1,421
                                                        -----  --------  ---------  ---------  ---------  ---------  ------  -------

                                                                           Fiscal year end 2002
                                                                          Expected maturity date
                                       ---------------------------------------------------------------------------------------------
                                        Interest
                                         rate at
                                        December
                                           31,                                                                 Years         Fair
            Long-term debt                2002       2003       2004       2005       2006       2007    there-after Total   Value
            --------------                ----       ----       ----       ----       ----       ----    -----------------   -----
                                                                                                          (amounts in million USD)

FIXED INTEREST RATES:
Senior Secured Notes ..................                   13         15         18         23         23          9     101      101
                                           10.40 %    10.40%     10.40%     10.40%     10.40%     10.40%    10.40 %
Senior Export Notes ...................
                                                          11         20         31         --         --         --      62       62
                                           11.17 %    11.17%     11.17%     11.17%
First Mortgage bonds ..................                   --          1          2          5         39         41      88       57
                                          5.75% to             5.75% to   5.75% to   5.75% to   5.75% to   5.75% to
                                             7.90%             7.90%      7.90%      7.90%      7.90%      7.90%
Industrial development revenue
     bonds ............................                   --         --         --         --         20         92     112       35
                                          5.75% to                                                         5.75% to
                                             7.25%                                                            7.25%
Senior Secured Notes denominated in

Euro ..................................                   --         --         --         --         --        129     129      115
                                           11.875%                                                          11.875%
Others.................................  0.03 % to         3          3          1         --         --          2       9        9
                                             7.54%

                                                   ---------------------------------------------------------------------------------
                                                          27         39         52         28         82        273     501      379
                                                   ---------------------------------------------------------------------------------
                                                         125        273        734        449         86        480   2,147    1,800
                                                   ---------------------------------------------------------------------------------

         The following table presents principal cash flows and related interest rates by fiscal year of maturity for the year ended 2001.

                                                                            Fiscal year end 2001
                                                                           Expected maturity date
                                       ---------------------------------------------------------------------------------------------
                                         Interest
                                          rate at
                                         December
                                            31,
                                                                                                               Years           Fair
            Long-term debt                 2001       2002      2003       2004       2005       2006     there-after Total   Value
--------------------------------------- ------------ -------- ---------- ---------- ---------- ---------- --------------------------
                                                                                                           (amounts in million USD)

VARIABLE INTEREST RATES:
First Mortgage Bonds (USD)................                  7          7          7        331        324         --     676     394
     Average Interest Rate................    6.35%     7.26%      7.86%      8.24%      8.53%      8.53%

Senior Secured Credit Facilities (USD)....                 18         58        118        118         --         --     312     348
     Average Interest Rate................ 8.41% to  9.32% to   9.92% to  10.30% to  10.59% to  10.59% to
                                              9.41%    10.32%     10.92%     11.30%     11.59%     11.59%
Credit line agreement (USD)...............                 62         33         33         44         55        137     364     364
     Average Interest Rate................ 6.39% to  7.21% to   7.81% to   8.19% to   8.48% to   8.48% to   8.48% to
                                              7.85%     8.76%      9.36%      9.74%     10.03%     10.03%     10.03%
EXIM Bank--United States (USD).............                10         10          9        --         --         --      29       29
     Average Interest Rate................    2.68%     3.59%      4.19%      4.57%

International Financial Corporation
(USD).....................................                 19         13          8          3          2         --      45      45
     Average Interest Rate................ 7.19% to  8.10% to   8.70% to   9.08% to   9.37% to   9.37% to
                                              7.31%     8.22%      8.82%      9.20%      9.49%      9.49%
Others..................................  6% to 10%        --         16          2          1          1          6      26      26

                                                        -----  --------  ---------  ---------  ---------  ---------  ------  -------
                                                         116        137        177        497        382        143   1,452    1,206
                                                        -----  --------  ---------  ---------  ---------  ---------  ------  -------


                                                                           Fiscal year end 2001
                                       ---------------------------------------------------------------------------------------------
                                                                          Expected maturity date

                                        Interest
                                         rate at
                                        December
                                           31,                                                             Years
                                                                                                                              Fair
            Long-term debt                2001       2002       2003       2004       2005       2006    there-after Total   Value
            --------------                ----       ----       ----       ----       ----       ----    -----------------   -----
                                                                                                          (amounts in million USD)
FIXED INTEREST RATES:
Senior Secured Notes .....................                 6         13         15         18         24         31     107       87
                                           10.40 %               10.40%     10.40%     10.40%     10.40%    10.40 %
Unsecured structured senior export
     certificates ........................                52         28         --         --         --         --      80       76
                                           10.65 %    10.65%     10.65%
First Mortgage bonds .....................                --          1          2          3          7        103     116       53
                                          5.75% to             5.75% to   5.75% to   5.75% to   5.75% to   5.75% to
                                             7.90%                7.90%      7.90%      7.90%      7.90%      7.90%
Industrial development revenue
     bonds ...............................                --         --         --         --         --        128     128       39
                                          5.75% to                                                         5.75% to
                                             7.25%                                                            7.25%
Revolving credit facilities...............                --         --         26        155         --         --     181      181
                                          2.77% to                           3.42%      2.77%
                                             3.42%
Senior Secured Notes denominated in
Euro .....................................                --         --         --         --         --        119     119       93
                                           11.875%                                                          11.875%
Others................................... 3.58 % to        6          9          8          7          3          5      38       38
                                             7.54%

                                                   ---------------------------------------------------------------------------------
                                                          64         51         51        183         34        386     769      567
                                                   ---------------------------------------------------------------------------------
                                                         180        188        228        680        416        529   2,221    1,773
                                                   ---------------------------------------------------------------------------------


Interest Rate Instruments

         On July 16, 1998, Ispat Inland issued $875 million of First Mortgage Bonds as security both for the Senior Secured Credit Facilities and for an interest rate hedge ("the Hedge"). In October 1998, Ispat Inland entered into the Hedge. The Hedge consists of a five-year interest rate collar. The Hedge is based on LIBOR with a floor of 4.5% and a ceiling of 6.26% on a notional amount of $450 million. The fair market value of the Hedge is $14 million as of December 31, 2002 (2001: $13 million; 2000: $2 million).

         The Senior Secured Credit Facility at Ispat Sidbec Inc. is collateralized by all of its property, plant and equipment and a second ranking charge on its accounts receivables and inventories In the past Ispat Sidbec has concluded a few interest rate swap agreements covering approximately $200 million of its borrowings under the Senior Secured Credit Facility, each of which effectively fixed the base rate (LIBOR) on the swapped portion for various periods up to September 2003. At the end of December 2002, there were two swaps in place, each covering $ 100 million of the Senior Secured Credit facility for periods up to April 2003 and September 2003, respectively, and at fixed LIBOR of 4.81% and 4.9%, respectively.

         The fair market value of the interest rate swap is $4.3 million as of December 31, 2002 (2001: $7.1 million).

         See Notes 7 and 8 to the Consolidated Financial Statements on Payables to Bank (Short Term Debt) and Long Term Debt.

Exchange Rate Sensitivity

         We have operations in various countries around the world. Each operation actively manages its foreign currency exposure including by using derivative financial instruments. We have established a control environment which includes polices and procedures for risk assessment and the approval and monitoring of derivative financial instruments activities. These contracts generally are short term in nature. In this way, we believe we have mitigated a certain portion of our foreign exchange exposure. As of December 31, 2001 and 2002, the estimated fair value of these forward exchange contracts amount to $42 million and $ 16 million, respectively with a total notional contract amount of $42 million and $16 million, respectively.

Commodity Price Sensitivity

         We utilize derivative commodity instruments not for trading purposes but to hedge exposure to fluctuations in the costs of natural gas and certain nonferrous commodities. Timing of these transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge against the cost volatility of these commodities. Contracts generally do not extend out beyond one year.

         At Ispat Inland, futures and swap contracts are used to manage fluctuations in the cost of natural gas and certain nonferrous metals, primarily zinc which is used in the coating of steel. Timing of these transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge (not as defined by SFAS No. 133) against the cost volatility of these commodities. The counterparties to these contracts are internationally recognized companies which are not considered a credit risk by Ispat Inland. Such contracts generally do not extend out beyond three years. At December 31, 2002 and 2001, Ispat Inland had entered into contracts for these commodities for notional amounts of $15 million and $18 million respectively.

         At Ispat Sidbec, a hypothetical 10% fluctuation in the purchase price of natural gas would have an impact on pre-tax income by $5 million (2001- $2 million).

         Imexsa utilizes derivative commodity instruments not for trading purposes but to hedge exposure to fluctuations in the costs of natural gas. In February 2001, Imexsa entered into a fixed price natural gas contract with Pemex at a price of $4 per MMBTU for a volume of 25,350 Giga calories per day. On the above fixed price quantity, a hypothetical 10% fluctuation on the purchase price of natural gas will have an impact on pre-tax income of approximately $15 million. The fair value of such contracts as on December 31, 2002 was $161 (2001-$209).

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     Part II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.

ITEM 15. CONTROLS AND PROCEDURES

         The Company's chief executive officer and chief financial officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934,as amended) as of a date within 90 days prior to the filing of this annual report and concluded that, as of the date of their evaluation, the Company's disclosure controls and procedures were effective and designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which this annual report is being prepared.

         There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

         We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.  FINANCIAL STATEMENTS

         The following financial statements, together with the reports of Deloitte & Touche Accountants and Ernst & Young thereon, are filed as part of this Annual Report.

                                                                            Page

Report of Deloitte & Touche Accountants......................................F-1
Report of Ernst & Young (Caribbean Ispat Limited)............................F-3
Report of Ernst & Young (Ispat Hamburg Group of Companies)...................F-4
Consolidated Balance Sheets..................................................F-5
Consolidated Statements of Income............................................F-6
Consolidated Statements of Comprehensive Income..............................F-6
Consolidated Statements of Changes in Shareholders' Equity...................F-7
Consolidated Statements of Cash Flows........................................F-8
Notes of Consolidated Financial Statements...................................F-9



ITEM 19.  EXHIBITS

Exhibit Number                              Description
--------------                              -----------
1.1 Amended and Restated Articles of Association of Ispat International N.V. dated December 31, 2001 (English translation filed as Exhibit 1 to Ispat International N.V.'s annual report on Form 20-F for the year ended December 31, 2001, and incorporated by reference hereto).

2.1 Amendments dated March 1, 2002, March 30, 2001 and September 30,1999 to the Credit Agreement (the "Credit Agreement"), dated July 16, 1998, among Ispat Inland, L.P., Ispat Inland Inc., Burnham Trucking Company, Inc., Incoal Company, the Lenders named therein and Credit Suisse First Boston.

         The Credit Agreement (filed as part of Exhibit 3.10 to Ispat International N.V.'s annual report on Form 20-F for the year ended December 31, 1998, and incorporated by reference hereto).

         Except for such instruments as have been filed herein under Exhibit 2.1, the total amount of long-term debt securities of Ispat International N.V. authorized under any instrument does not exceed 10% of the total assets of the Company on a consolidated basis. The Company undertakes to furnish to the Commission all other instruments relating to long-term debt of the Company and its subsidiaries upon request by the Commission.

4.1 Ispat International N.V. Global Stock Option Plan, effective September 15, 1999 (filed as Exhibit 4.1 to Ispat International N.V.'s annual report on Form 20-F for the year ended December 31, 2000, and incorporated by reference hereto).

8.1      List of Significant Subsidiaries.

                                   SIGNATURES


            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:       February 28, 2003


                                           ISPAT INTERNATIONAL N.V.

                                           By:   /s/    Vijay Krishna Goyal
                                                 --------------------------
                                                 Vijay Krishna Goyal
                                                 Company Secretary

                                  CERTIFICATION

I, Lakshmi N. Mittal, certify that:

1) I have reviewed this annual report on Form 20-F of Ispat International N.V.;

2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5) The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6) The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    February 28, 2003

/s/   Lakshmi N. Mittal
-----------------------

Lakshmi N. Mittal
Chairman and CEO of Ispat International N.V.

                                  CERTIFICATION

I, Bhikam C. Agarwal, certify that:

1) I have reviewed this annual report on Form 20-F of Ispat International N.V.;

2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5) The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6) The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:       February 28, 2003



/s/  Bhikam C. Agarwal
----------------------

Bhikam C. Agarwal
CFO of Ispat International N.V.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page

Report of Deloitte & Touche Accountants......................................F-1
Report of Ernst & Young (Caribbean Ispat Limited)............................F-3
Report of Ernst & Young (Ispat Hamburg Group of Companies)...................F-4
Consolidated Balance Sheets..................................................F-5
Consolidated Statements of Income............................................F-6
Consolidated Statements of Comprehensive Income..............................F-6
Consolidated Statements of Changes in Shareholders' Equity...................F-7
Consolidated Statements of Cash Flows........................................F-8
Notes of Consolidated Financial Statements...................................F-9

Accountants
Oostmaaslaan 71
3063 AN Rotterdam
P.O. Box 4506
3066 AM Rotterdam
The Netherlands

Tel: +31(10)8801400
Fax: +31(10)8801616
www.deloitte.nl


                                                                       Deloitte
                                                                       & Touche




To the Board of Directors and Shareholders of Ispat International N.V.







Date

February 17, 2003        A.J.Coster                          OML/2685370/op9998



Independent Auditors' report

We have audited the accompanying consolidated balance sheets of Ispat International N.V. and subsidiaries at December 31, 2001 and 2002, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002, all expressed in millions of U.S. Dollars. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the combined financial statements of the Ispat Hamburg Group of Companies and the financial statements of Caribbean Ispat Limited at December 31, 2002 and for each of the three years in the period ended December 31, 2002. We also did not audit the consolidated financial statements of Ispat Unimetal S.A. as of December 31, 2001 and for the year ended December 31, 2001. In addition, we did not audit the consolidated financial statements of Trefileurope S.A. as of December 31, 2000 and for the year ended December 31, 2000. Each of the aforementioned companies is a consolidated subsidiary of the Company. The financial statements of these subsidiaries reflect total assets constituting 18% and 13%, respectively, of consolidated total assets at December 31, 2001 and 2002, and total sales constituting 15%, 25% and 14%, respectively, of consolidated total sales for the years ended December 31, 2000, 2001 and 2002. Those financial statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries, is based solely on the reports of such other auditors.

*/We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.


---------
Deloitte            Deloitte & Touche Accountants is a Partnership
Touche              of private (professional) companies.
Tohmatsu
---------

                                                                       Deloitte
                                                                       & Touche

February 17, 2003
2
OML/2685370/op9998

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2002, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

/s/ Deloitte & Touche Accountants

ERNST & YOUNG

                         P.O. Box 158
                         517 Sweet Briar Road             Phone: (868) 628-1105
                         St. Clair                          Fax: (868) 622-0918
                         Port-of-Spain
                         Trinidad and Tobago


                          INDEPENDENT AUDITORS' REPORT






TO THE STOCKHOLDERS OF CARIBBEAN ISPAT LIMITED



We have audited the balance sheets of Caribbean Ispat Limited as of December 31, 2002 and 2001, and the related statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caribbean Ispat Limited as of December 31, 2002 and 2001, and the results of its operations and cash flows for the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.






Port of Spain,
TRINIDAD:
February 14, 2003

ERNST & YOUNG                               Ernst & Young
                                            Deutsche Allgemeine Treuhand AG
                                            Wirtschaftsprufungsgesellschaft

                                            Valentinskamp 24
                                            20354 Hamburg
                                            Postiach 30 17 09
                                            20306 Hamburg

                                            Telefon (0 40) 3 61 32-0
                                            Telefax (0 40) 3 61 32-777
                                            hamburg-@ernst-young.de
                                            www.ernst-young.de



                         REPORT OF INDEPENDENT AUDITORS



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
THE ISPAT HAMBURG GROUP OF COMPANIES

We have audited the consolidated balance sheet of the Ispat Hamburg Group of Companies (collectively the "Group", which is a subsidiary of Ispat International N.V.) as at December 31, 2002 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year ended December 31, 2002 and the combined balance sheet of the Ispat Hamburg Group of Companies as at December 31, 2001 and the related combined statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of matarial misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Ispat Hamburg Group of Companies as of December 31, 2002 and the consolidated results of their operations and their cash flows for the year ended December 31, 2002 and the combined financial position of the Ispat Hamburg Group of Companies as of December 31, 2001 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftsprufungsgesellschaft




M. Tabel                        E.,-W. Schluschen
Wirtschaftsprufer               Wirtschaftsprufer


Hamburg, Germany
February 12, 2003

                    ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                                                                                        December 31,
                                                                                        ------------
                                                                                     2001          2002
                                                                                     ----          ----
                                                                                 (Millions of U.S. Dollars,
                                                                                     except share data)
ASSETS
Current Assets:
Cash and cash equivalents .....................................................     $    85      $    77
   Trade accounts receivable, net of allowance for doubtful accounts
      of $31 at December 31, 2001 and $41 at December 31, 2002 ................         451          529
   Inventories (Note 3) .......................................................         805          873
   Prepaid expenses and other .................................................          65           95
   Deferred tax assets (Note 12) ..............................................          37           38
                                                                                    -------      -------
      Total Current Assets ....................................................       1,443        1,612
Property, Plant and Equipment - net (Note 4) ..................................       3,109        3,035
Investments in Affiliates and Joint Ventures (Note 5) .........................         299          257
Deferred Tax Assets (Note 12) .................................................         273          438
Intangible Pension Assets (Note 11) ...........................................          83           84
Other Assets ..................................................................         106           86
                                                                                    -------      -------
      Total Assets ............................................................       5,313      $ 5,512
                                                                                    =======      =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Payable to banks and current portion of long-term debt (Note 7) ............     $   338      $   262
   Trade accounts payable .....................................................         540          607
   Accrued expenses and other liabilities .....................................         303          377
   Deferred tax liabilities (Note 12) .........................................          28           28
                                                                                    -------      -------
      Total Current Liabilities ...............................................       1,209        1,274
Long-Term Debt (Notes 8 and 9) ................................................       2,041        2,022
Deferred Tax Liabilities (Note 12) ............................................         134           69
Deferred Employee Benefits (Note 11) ..........................................       1,493        1,881
Other Long-Term Obligations ...................................................          98          138
                                                                                    -------      -------
      Total Liabilities .......................................................       4,975        5,384
                                                                                    =======      =======
Commitments and Contingencies (Notes 15 and 16)
Shareholders' Equity (Note 10)
Common Shares:
   Class  A shares, (euro) 0.01 par value per share, 500,000,000 shares authorized, 54,850,000 shares issued and 51,735,794 and 49,757,213 outstanding at December 31, 2002 and 2001
      respectively ............................................................         --           --
   Class B shares,(euro)0.10 par value per share, 72,150,000 shares
      authorized, 72,150,000 shares issued and outstanding ....................           7            7
Additional Paid-in Capital ....................................................         480          484
Retained Earnings .............................................................          92          141
Cumulative Other Comprehensive Income .........................................        (241)        (504)
                                                                                    -------      -------
      Total Shareholders' Equity ..............................................         338          128
                                                                                    -------      -------
      Total Liabilities and Shareholders' Equity ..............................     $ 5,313      $ 5,512
                                                                                    =======      =======

               See notes to the consolidated financial statements

                    ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES

                        Consolidated Statements of Income

                                                                                     Year Ended December 31,
                                                                                     -----------------------
                                                                                2000         2001         2002
                                                                                ----         ----         ----
                                                                                   (Millions of U.S. Dollars,
                                                                                except share and per share data)
Sales ...................................................................     $ 5,343      $ 4,486      $ 4,889
Costs and expenses:
   Cost of sales (exclusive of depreciation shown separately below) .....       4,670        4,273        4,356
   Depreciation .........................................................         177          177          177
   Selling, general and administrative ..................................         181          155          152
   Other operating expenses (Note 13) ...................................          --           75           62
                                                                              -------      -------      -------
                                                                                5,028        4,680        4,747
                                                                              -------      -------      -------
Operating income (loss) .................................................         315         (194)         142
Other income (expense) - net ............................................          23           13           14
Financing costs:
   Interest expense-net of capitalized interest of $2 in 2000, ..........        (241)        (242)        (208)
   $2 in 2001 and $1 in 2002
   Interest income ......................................................          25           14            5
   Net gain (loss) from foreign exchange ................................          --           (9)          23
                                                                              -------      -------      -------
                                                                                 (216)        (237)        (180)
                                                                              -------      -------      -------
Income (loss) before taxes ..............................................         122         (418)         (24)
Income tax expense (benefit): (Note 12)
   Current ..............................................................          20            8           18
   Deferred .............................................................           3         (114)         (72)
                                                                              -------      -------      -------
                                                                                   23         (106)         (54)
                                                                              -------      -------      -------
Net income (loss) from continuing operations ............................          99         (312)          30
Extraordinary gain on repurchase of debt, net of tax (Note 8) ...........          --           --           19
                                                                              -------      -------      -------
Net income (loss) .......................................................     $    99      $  (312)     $    49
                                                                              =======      =======      =======

Basic and diluted earnings per common share from continuing operations...     $  0.82      $ (2.58)     $  0.24
Basic and diluted extraordinary earnings per common share ...............          --           --         0.16
Basic and diluted earnings per common share .............................        0.82        (2.58)        0.40
Weighted average common share outstanding (in millions) .................         120          121          123

                              Consolidated Statements of Comprehensive Income

                                                                                     Year Ended December 31,
                                                                                     -----------------------
                                                                                2000         2001         2002
                                                                                ----         ----         ----
                                                                                   (Millions of U.S. Dollars)

Net income (loss) .......................................................     $    99      $  (312)     $    49
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment - net of income
   taxes of $6 in 2000, $2 in 2001 and $2 in 2002 .......................         (21)         (20)           6
Minimum pension liability adjustment - net of income
   taxes of $12 in 2000, $120 in 2001 and $148 in 2002 ..................         (26)        (213)        (273)
Derivative financial instruments ........................................          --           (3)           4
Others ..................................................................          (3)          (5)          --
                                                                              -------      -------      -------
                                                                                  (50)        (241)        (263)
                                                                              -------      -------      -------
Comprehensive income (loss) .............................................     $    49      $  (553)     $  (214)
                                                                              =======      =======      =======

               See notes to the consolidated financial statements

                    ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES

           Consolidated Statements of Changes in Shareholders' Equity

                                                                                  Cumulative Other
                                                                                Comprehensive  Income
                                                                                ---------------------
                                                                                Foreign
                                       Common Stock       Additional            Currency   Derivative  Pension
                                       ------------        Paid-in   Retained  Translation  Financial    and    Shareholders'
                                      Shares    Amount     Capital   Earnings  Adjustment  Instrument   Others     Equity
                                                     (Millions of U.S. Dollars and millions of shares)
Balance at December 31, 1999 .......    120     $   4      $ 480      $ 320      $  57      $  --      $  (7)     $ 854
Net Income .........................               --         --         99         --         --         --         99
Other Comprehensive Income (loss)...               --         --         --        (21)        --        (29)       (50)
Treasury stock (Note 10) ...........               --         (1)        --         --         --         --         (1)
Dividends on common shares @
      $0.15 per common share .......               --         --        (18)        --         --         --        (18)
                                       ----     -----      -----      -----      -----      -----      -----      -----
Balance at December 31, 2000 .......    120         4        479        401         36         --        (36)       884
Net Loss ...........................               --         --       (312)        --         --         --       (312)
Other Comprehensive Income (loss)...               --         --         --        (20)        (8)      (213)      (241)
Treasury stock (Note 10) ...........      2        --          4         --         --         --         --          4
Redenomination in Euro (Note 10)                    3         (3)        --         --         --         --         --
Other  (Note 10) ...................               --         --          3         --         --         --          3
                                       ----     -----      -----      -----      -----      -----      -----      -----
Balance at December 31, 2001 .......    122         7        480         92         16         (8)      (249)       338
Net lncome .........................               --         --         49         --         --         --         49
Other Comprehensive Income (loss)...               --         --         --          6          4       (273)      (263)
Treasury stock (Note 10) ...........      2        --          4         --         --         --         --          4
                                       ----     -----      -----      -----      -----      -----      -----      -----
Balance at December 31, 2002 .......    124     $   7      $ 484      $ 141      $  22      $  (4)     $(522)     $ 128
                                       ====     =====      =====      =====      =====      =====      =====      =====


               See notes to the consolidated financial statements

                    ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                                                                        Year Ended December 31,
                                                                        -----------------------
                                                                    2000         2001         2002
                                                                    ----         ----         ----
                                                                       (Millions of U.S. Dollars)
Operating activities:
Net income (loss) from continuing operations ................     $    99      $  (312)     $    30
Extraordinary gain on repurchase of debt, net of tax ........          --           --           19
Net income (loss) ...........................................          99         (312)          49
Adjustments required to reconcile net income to net cash
  provided from operations:
     Depreciation ...........................................         177          177          177
     Deferred employee benefit costs ........................         (47)        (106)         (52)
     Net foreign exchange loss (gain) .......................          --            9          (23)
     Deferred income tax ....................................           3         (114)         (61)
     Undistributed earnings from joint ventures .............         (26)          12           --
     Other operating expenses ...............................          --           56           62
     Other ..................................................         (12)           2           (2)
  Changes in operating assets and liabilities:
     Trade accounts receivable ..............................          53          114          (64)
     Short-term investments .................................          64           78           --
     Inventories ............................................          27          169          (37)
     Prepaid expenses and other .............................         (27)          24          (31)
     Trade accounts payable .................................          62          (81)          45
     Accrued expenses and other liabilities .................           8           12          105
                                                                  -------      -------      -------
  Net cash provided from operating activities ...............         381           40          168
                                                                  -------      -------      -------
Investing activities:
  Purchase of property, plant and equipment .................        (184)         (97)        (108)
  Proceeds from sale of assets and investments
     including affiliates and joint ventures ................          23           37           18
  Investments in affiliates and joint ventures ..............         (25)           8           11
  Other .....................................................          (9)           4           (1)
                                                                  -------      -------      -------
  Net cash used in investing activities .....................        (195)         (48)         (80)
                                                                  -------      -------      -------
Financing activities:
  Proceeds from payable to banks ............................       2,294        2,416        2,359
  Proceeds from long-term debt ..............................         297          125          125
  Payments of payable to banks ..............................      (2,341)      (2,418)      (2,346)
  Payments of long-term debt ................................        (370)        (250)        (243)
  Purchase of treasury stock ................................          (1)          (1)          (1)
  Sale of treasury stock ....................................          --            5            5
  Dividends .................................................         (18)          --           --
                                                                  -------      -------      -------
  Net cash used by financing activities .....................        (139)        (123)        (101)
                                                                  -------      -------      -------
  Net increase (decrease) in cash and cash equivalents ......          47         (131)         (13)
                                                                  -------      -------      -------
  Effect of exchange rate changes on cash ...................          (3)           2            5
                                                                  -------      -------      -------
Cash and cash equivalents:
  At the beginning of the year ..............................         170          214           85
                                                                  -------      -------      -------
  At the end of the year ....................................     $   214      $    85      $    77
                                                                  =======      =======      =======
Supplemental disclosures of cash flow information
  Cash paid during the year for:
  Interest - net of amounts capitalized .....................     $   188      $   244      $   199
  Income taxes ..............................................           3            4           20


               See notes to the consolidated financial statements

                    ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 1: NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business
    Ispat International N.V. ('Ispat International') together with its subsidiaries (the 'Company') is a manufacturer of steel and steel related products. The Company owns and operates manufacturing facilities in the United States of America ('U.S.'), Mexico, Canada, Trinidad and Tobago ('Trinidad'), Germany, France and Luxembourg. These manufacturing facilities, each of which includes its respective subsidiaries, are referred to herein as the 'Operating Subsidiaries'.

Organization
    Ispat International is formed and organized under the laws of the Netherlands to hold directly or indirectly certain subsidiaries involved in the steel manufacturing activities described above. Ispat International has no manufacturing operation of its own and its major assets are interests in the common and preferred stock of the Operating Subsidiaries.

Basis of presentation
    The consolidated financial statements, which include the accounts of Ispat International and its subsidiaries all of which are controlled by Ispat International, have been prepared in accordance with US Generally Accepted Accounting Principles ('US GAAP') (see also Note 2). Intercompany balances and transactions have been eliminated on consolidation.

    The records of each of the Operating Subsidiaries are maintained in the currency of the country in which the Operating Subsidiary is located, using the statutory or generally accepted accounting principles of such country. For consolidation purposes, the financial statements which result from such records have been adjusted to conform to US GAAP, using the U.S. Dollar as the reporting currency.

    The principal subsidiaries of Ispat International, each of which is a wholly owned subsidiary, included in the consolidated financial statements are as follows:

Company                                                                 Location
-------                                                                 --------
Caribbean Ispat Limited...............................................  Trinidad
Ispat Mexicana, S.A. de C.V...........................................  Mexico
Ispat Sidbec Inc......................................................  Canada
Ispat Hamburger Stahlwerke GmbH.......................................  Germany
Irish Ispat Limited (1)...............................................  Ireland
Ispat Stahlwerk Ruhrort GmbH and Ispat Walzdraht Hochfeld GmbH........  Germany
Ispat Inland Inc......................................................  U.S.
Ispat Unimetal S.A. (including Trefileurope and Society
   Metallurgique de Revigny S.N.C.) ..................................  France

1. On June 15, 2001 the Company announced the shutdown of its steel making operations in Haulbowline, County Cork, Ireland and the calling of a creditors meeting for the appointment of a liquidator. This decision was taken in view of continuing losses at Irish Ispat and after months of evaluating ways to make the plant more competitive in light of market conditions at that time.

Foreign currency translation and translation of financial statements
    Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the statements of income.

    Upon consolidation, the results of operation of the subsidiaries and affiliates whose functional currency is other than the U.S. Dollar are translated into U.S. Dollars at weighted average exchange rates in the year and assets and liabilities are translated at year end exchange rates. Translation adjustments are presented as a separate component of other comprehensive income in the financial statements and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or affiliated company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions used.

Recent accounting pronouncements
SFAS No. 143
    The Financial Accounting Standards Board ('FASB') has issued Statement of Financial Accounting Standards ('SFAS') No. 143, 'Accounting for Asset Retirement Obligations', which is effective for all fiscal years beginning after June 15, 2002. SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is evaluating this pronouncement to determine its impact, if any, on the consolidated financial statements.

SFAS No. 145
    In April 2002, the FASB issued SFAS No. 145, which rescinds SFAS No. 4, 'Reporting Gains and Losses from Extinguishment of Debt', and an amendment of that Statement, SFAS No. 64, 'Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements'. SFAS No. 145 also rescinds SFAS No. 44, 'Accounting for Intangible Assets of Motor Carriers'. SFAS No. 145 amends SFAS 13, 'Accounting for Leases', to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effect that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meaning, or describe their applicability under changed conditions.

    The provisions of SFAS No. 145 related to the recession of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions in paragraph 8 and 9(c) of SFAS No. 145 related to statement 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 shall be effective for financial statements issued on or after May 15, 2002. The Company during the current fiscal year ended has reported $19 as extraordinary item being the gain on repurchase of its certain debts. Upon adoption of SFAS No. 145 any such gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of APB Opinion No. 30 for such classification will be reclassified to conform to the provisions of SFAS No. 145. The Company will adopt SFAS No. 145 as of January 1, 2003 and will report such gains and losses in 'Other income (expenses) - net' line item in accordance with SFAS No. 145.

SFAS No. 146
    In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, 'Accounting for Costs Associated with Exit or Disposal Activities'. SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces Emerging Issues Task Force No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently reviewing the impact of the adoption of SFAS 146 on the Company's consolidated financial statements.

SFAS No. 148
    In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, 'Accounting for Stock-Based Compensation which addresses financial accounting and reporting for recording expenses for the fair value of stock options. SFAS 148 provides alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based employee compensation. Additionally, SFAS 148 requires more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The Company has determined that the adoption of SFAS 148 does not have material impact on its financial position or results of operations.

FIN 45
    In November 2002, the FASB issued FASB Interpretation No.45 ('FIN 45'), 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others'. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the Company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company is currently evaluating the impact of the application of this interpretation, but does not expect a material impact from the application of FIN 45 on its consolidated financial statements.

FIN 46
In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of APB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the Equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the equity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

Cash equivalents
    Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Inventories
    Inventories are carried at the lower of cost or net realizable value. Cost is determined using the average cost and first in, first out ('FIFO") method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at invoice cost inclusive of freight and other shipping costs.

Property, plant and equipment
    Property, plant and equipment are stated at cost and depreciated using the straight line method over the useful lives of the related assets, ranging from 10 to 50 years for buildings and 2 to 45 years for machinery and equipment. Major improvements which add to productive capacity or extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred. Property, plant and equipment under construction are recorded as construction in progress until they are ready for their intended use; thereafter they are transferred to the related category of property, plant and equipment and depreciated over their estimated useful lives. Interest during construction is capitalized to property, plant and equipment under construction until the assets are ready for their intended use. Gains and losses on retirement or disposal of assets are determined as the difference between net disposal proceeds and carrying amount and reflected in the statement of income.

Long-lived assets
    Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If the undiscounted future net cash flows are less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Investment in affiliates and joint ventures
    Investments in majority owned affiliates and joint ventures, where control does not exist and 20% to 50% owned affiliates and joint ventures in which the Company has the ability to exercise significant influence, are accounted for under the equity method of accounting whereby the investment is carried at cost of acquisition, plus the Company's equity in undistributed earnings or losses since acquisition, less dividends received.

    Investments in less than 20% owned affiliates are accounted for by the cost method.

    The Company periodically reviews all of its investments in affiliates and joint ventures for which fair value is less than cost to determine if the decline in value is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. The amount of any write-down is included in other operating expenses.

Debt issuance costs
    Debt issuance costs, which are included in other assets, are stated at cost and amortized over the life of the related debt using the effective interest method. Amortization of debt issuance costs is included in interest expense which is a component of financing costs, or alternatively, capitalized as borrowing costs on qualifying assets where applicable.

Retirement benefits
    The Company has defined benefit pension plans covering majority of its employees. Benefits are based on, generally, the employee's years of service and compensation. For those plans, which are funded, the assets are held in separate trustee administered funds. The Company's policy is to amortize prior service costs over the average future service period of active plan participants. Experienced gains and losses in excess of 10% of the greater of the accumulated benefit obligation and fair value of plan assets are amortized over the average remaining service period of active participants. The liabilities and net periodic pension cost related to these plans are calculated by independent actuaries on the basis of formulas defined in the plans using the projected unit actuarial credit method.

    In addition to providing certain pension benefits, the Company sponsors several unfunded defined post-retirement plans that provide health care and life insurance benefits to majority of its active and retired employees and their covered dependent and beneficiaries. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they have reached a certain age and these benefits are based on length of service.

Revenue recognition
    Revenues are primarily recognized when products are shipped or services are provided to customers, the sales price is fixed and determinable, collectibility is reasonably assured, and title and risks of ownership have passed to the buyer. Costs associated with revenues, including shipping and other transportation costs, are recorded in cost of sales.

Accounting for shipping and handling costs
    The Company classifies all amounts billed to a customer in a sale transaction related to shipping and handling as sales and all shipping and handling costs as cost of sales.

Financing costs
    Financing costs include interest, amortization of discounts or premiums on borrowings, amortization of costs incurred in connection with the arrangement of borrowings and net gain or loss from foreign exchange on translation of long-term debt, net of unrealized gains and losses on foreign exchange contracts.

Research and development costs
    Research and development costs are expensed as incurred.

Environmental costs
    Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction, are expensed. Liabilities are recorded when environmental assessments and or remedial efforts are probable, and the cost can be reasonably estimated based on ongoing engineering studies, discussions with the environmental authorities and assumptions as to the areas that may have to be remediated along with the nature and extent of the remediation that may be required. The ultimate cost to the Company is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation.

Taxes on income
    The provision for income taxes includes income taxes currently payable or receivable and those deferred. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for the estimated future effects of tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period in which the enactment date changes. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

Derivative financial instruments
    Derivative financial instruments are utilized by the Company to manage commodity price and foreign exchange risks. The Company has established a control environment which includes policies and procedures for risk assessment and the approval and monitoring of derivative financial instrument activities. Derivative financial instruments utilized by the Company also include foreign currency forward contracts. Additionally, derivatives are used to hedge exposure to interest rate fluctuations for floating rate debt for which the gains or losses are recognized in interest expense. The Company does not enter into foreign currency hedging contracts related to its investment in affiliated companies.

    All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income ('OCI') and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. Gains and losses related to financial instruments that are utilized to manage exposures to fluctuations in the cost of energy and raw materials used in the production process are recognized as a part of the cost of the underlying product or service when the contracts are closed.

Earnings per common share
    Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. The computation of diluted earnings per common share is similar to basic earnings per common share, except that diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings (losses) of the Company.

Stock Option Plan
    In 1999, the Company established the Ispat International N.V. Global Stock Option Plan (the 'Ispat Plan'). SFAS No. 148, 'Accounting for Stock-Based Compensation' encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company had chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB 25 and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Ispat International's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the disclosure requirements of SFAS 148. The Company has decided to expense stock-based compensation starting 2003.

Segment reporting
    The Company operates in a single business segment, which is composed of the manufacturing of semi-finished and finished steel products.

Reclassifications
    Certain reclassifications have been made to the prior period's financial statements in order to conform to the 2002 classifications.

Consolidation policy
    The consolidated financial statements include the accounts of the Company and all significant subsidiaries. Intercompany transactions and balances have been eliminated in the consolidation.

NOTE 3: INVENTORIES

                                                           December 31,
                                                           ------------
                                                         2001         2002
                                                         ----         ----
Finished products                                       $  278       $  280
Production in process                                      210          252
Raw materials                                              196          224
Manufacturing supplies spare parts and other               121          117
                                                        ------       ------
                                                        $  805       $  873
                                                        ======       ======

NOTE 4: PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are summarized as follows:

                                             Buildings    Machinery
                                                and          and     Construction
                                   Land     Improvements  equipment   in process    Total
                                   ----     ------------  ---------   ----------    -----
Balance at December 31, 2001
Gross value                      $    71     $   544      $ 3,551      $    66     $ 4,232
Accumulated depreciation              --        (128)        (995)          --      (1,123)
                                 -------     -------      -------      -------     -------
Net carrying value                    71         416        2,556           66       3,109
                                 -------     -------      -------      -------     -------
Balance at December 31, 2002

Gross value                           68         543        3,574           48       4,233
Accumulated depreciation              --        (160)      (1,038)          --      (1,198)
                                 -------     -------      -------      -------     -------
Net carrying value               $    68     $   383      $ 2,536      $    48     $ 3,035
                                 =======     =======      =======      =======     =======

NOTE 5: INVESTMENTS IN AFFILIATES AND JOINT VENTURES
The Company's investments in affiliates and joint ventures, which include joint ventures accounted for using the equity method, are as follows:

                                                           Operating        Ownership          Type of             December 31,
Investee                                                    activity       percentages        ownership        2001            2002
--------                                                    --------       -----------        ---------        ----            ----
Located in U.S.
Empire Iron Mining Partnership...................            Taconite/
('E.I.M.P.')(1)..................................              Pellets        21%            Partnership       $   38        $    -
PCI Associates...................................      Pulverized coal        50%            Partnership           24            22
I/N Tek(2).......................................         Cold rolling        60%            Partnership           48            52
I/N Kote.........................................          Galvanizing        50%            Partnership          136           140

Located in Mexico
Consorcio Minero
Benito Juarez....................................           Mining and
Pena Colorada S.A. de C.V.                           pelletizing plant
('Pena Colorada')................................                             50%           Common stock           24            10

Servicios Siderurgicos Integrados, S.A.               Port operations,
de C.V. ('Sersiin')..............................     lime, industrial
                                                             gases and
                                                  engineering workshop        50%           Common stock            8             9
Located in Canada
Sorevco..........................................    Galvanizing plant        50%    Limited partnership            6             7
Delta Tube.......................................                Tubes        40%    Limited partnership            2             2

Located in Germany
Westfalische Drahtindustrie GmbH ('WDI').........         Wire drawing      33.3%           Common stock           10            11
Other............................................                    -         -                       -            3             4
                                                                                                               ------        ------
                                                                                                               $  299        $  257
                                                                                                               ======        ======

1) U.S. Operating Subsidiary sold 47.5% of its 40% interest in E.I.M.P. effective December 31, 2002, of the mine to Cleveland Cliffs, and its entire investment in the partnership was written off. See also Note 13.

2) I/N Tek, a general partnership formed for a joint venture between the Company and Nippon Steel Corporation ('NSC'), owns and operates a cold-rolling facility. I/N Tek is 60% owned by a wholly owned subsidiary of the Company and 40% owned by NSC. The Company has rights to the productive capacity of the facility, except in certain limited circumstances and has an obligation to use the facility for the production of cold rolled steel, under a tolling arrangement with I/N Tek. Due to this lack of control by the Company, the Company accounts for its investment in I/N Tek under the equity method. The Company does not exercise control over I/N Tek as all significant management decisions of the joint venture require agreement by both the partners.

Summary condensed information, in the aggregate, of the Company's investments accounted for using the equity method is disclosed as follows:

                                                                December 31,
                                                                ------------
                                                  2000        2001        2002
                                                  ----        ----        ----
Condensed Statement of Income Data
Gross revenue...............................   $   1,728   $  1,508   $  1,088
Gross profit................................         277        115         83
Net income..................................          94         24         40

                                                               At December 31,
                                                               ---------------
                                                              2001        2002
                                                              ----        ----
Condensed Balance Sheet Data
Current assets .............................               $    380   $    388
Total assets   ..............................                 1,643      1,598
Current liabilities..........................                   422        455
Total liabilities............................                 1,082      1,110
Net assets     ..............................                   561        488


NOTE 6: BALANCES AND TRANSACTIONS WITH RELATED PARTIES
Transactions with related parties, all of which are affiliates and joint ventures of the Company were as follows:

                                                       Year ended December 31,
                                                       -----------------------
                                                       2000     2001      2002
                                                       ----     ----      ----
Transactions
Purchases of raw material:
      Pena Colorada ...............................  $    34    $  26    $  33
      Sersiin .....................................       23       14       18
      E.I.M.P .....................................      118      106      102
      PCI Associates (Tolling fee) ................       46       43       34
      LNM Holdings N.V. and its subsidiaries ......       --       --       29
Sales:
      WDI .........................................       43       51       47
      Sorevco .....................................       19       16       22
      I/N Kote ....................................      343      311      346
      LNM Holdings N.V. and its subsidiaries ......        2        9        8
      Other .......................................        6        9       18
Purchases:
      I/N Tek (Tolling charges) ...................      146      143      142
      Other .......................................        7        4        7
Sale of plant property & equipment - net of loan
      LNM Holdings N.V ............................       --       16      --

                                                       Year ended December 31,
                                                       -----------------------
                                                           2001      2002
                                                           ----      ----

Receivables:.......................................
      WDI..........................................    $     12    $   12
      LNM Holdings N.V. and its subsidiaries ......           2         3
      Others.......................................           8         7
Payables:..........................................
      Sersiin......................................           1         9
      LNM Holdings N.V. and its subsidiaries ......           2         5
      Others.......................................           8         8
Accrued expenses and other liabilities.............
      LNM Holdings N.V. ...........................           -         5
Other long-term obligation:
      LNM Holdings N.V. ...........................           -        25

    LNM Holdings N.V., Ispat Karmet JSC and P.T. Ispat Indo, indirectly wholly-owned subsidiaries of the controlling shareholder, have entered into management services agreements with the Company pursuant to which LNM Holdings N.V., Ispat Karmet JSC and P.T. Ispat Indo pay fee to the Company as compensation for management as and when services are rendered by the Company.

    The Company and LNM Holdings N.V. completed an agreement effective June 17, 2002 under which the Company, through its subsidiaries, will provide management and support services to LNM Holdings N.V. and its subsidiaries. These services will be offset against an advance payment of $30 million over the next several years.

NOTE 7: PAYABLE TO BANKS
Payable to banks include borrowings and overdraft. The Company has the following secured and unsecured bank lines and other working capital facilities:

                                                                                                At December 31,
                                                                                                ---------------
                                                                                               2001          2002
                                                                                               ----          ----
Committed..................................................................................  $   540        $   485
Uncommitted................................................................................       53             60
                                                                                             -------        -------
      .....................................................................................  $   593        $   545
                                                                                             -------        -------

The Company had the following under such bank lines and working capital facilities:

Presented under current liabilities (includes overdraft of $31 in 2001 and $21 in 2002)....  $   159        $   137
Presented under long-term liabilities......................................................      183            225
                                                                                             -------        -------
      .....................................................................................  $   342        $   362
                                                                                             -------        -------

Borrowings under the lines are primarily denominated in U.S. Dollars, except for the following:

Euro: (euro)45 million (2001-(euro)55 million) inventory financing credit facility.........  $    10        $     29
      Other Euro credit facilities.........................................................       --               8
British Pound..............................................................................        1               5
Canadian dollar (147 million Canadian dollar credit facility)..............................        2              --
French Franc...............................................................................       14              --
Italian Lira...............................................................................        2              --
                                                                                             =======        ========

    These facilities do not include securitizations and factoring of receivables, which are discussed in Note 18.

    The credit facilities provide for borrowing at various interest rates and support letters of credit in addition to providing borrowings to fund local working capital requirements at the Operating Subsidiaries. Weighted-average interest rate on the bank lines, working capital facilities and temporary overdrafts ranged from 4.9% to 6.6% in 2001 and 2.6% to 6.5% in 2002.

    Certain of the credit facilities contain restrictive covenants that (i) require the Company's subsidiaries to comply with certain financial maintenance tests including the ratio of current assets to current liabilities and the ratio of total liabilities to total capital; (ii) require the maintenance of specified levels of net worth, (iii) prohibit subsidiaries from entering into agreements that restrict their ability to pay dividends and (iv) limit the payment of dividends (see Note 10).

    Certain of the lines of credit are collateralized by current assets and property, plant and equipment with a net carrying value of $893 at December 31, 2002 (2001 - $788).

NOTE 8: LONG-TERM DEBT

                                                                          December 31,
                                                                          ------------
                                                                         2001       2002
                                                                         ----       ----
AT U.S. OPERATING SUBSIDIARY:
First Mortgage Bonds:
Series U, Tranche B, $350, due July 16, 2005 .....................     $  338     $  334
Series U, Tranche C, $350, due July 16, 2006 .....................        338        334
Series R, 7.9% due January 15, 2007 ..............................         32         29
Series 1977, 5.75% due February 1, 2007 ..........................         21         20
Series 1993, 6.8% due June 1, 2013 ...............................         44         26
Series 1995, 6.85% due December, 2012 ............................         19         13
Industrial Development Revenue Bonds:
Pollution Control Project No 11, 7.125% due June 1, 2007 .........         21         21
Pollution Control Project No 13, 7.250% due November 1, 2011 .....         42         32
Exempt Facilities Project No 14, 6.7% due November 1, 2012 .......          5          5
Exempt Facilities Project No 15, 5.75% due October 1, 2011 .......         52         46
Exempt Facilities Project No 16, 7% due January 1, 2014 ..........          8          8
Revolving Credit Facilities - 7.09% to 7.71% .....................        181        225
AT MEXICO OPERATING SUBSIDIARY
Bank loans denominated in U.S. Dollars, floating interest ........        364        352
Senior Structured Export Certificates, 10.625% ...................         80         62
Export-Import Bank of the U.S., LIBOR plus 0.30% .................         29         29
AT CANADA OPERATING SUBSIDIARY
Senior Secured Credit Facilities(1):
Tranche A, $150, LIBOR plus 1.25%-4.05% ..........................         70         54
Tranche B, $125, LIBOR plus 1.75%-4.55% ..........................        121        118
Tranche C, $125, LIBOR plus 2.25%-5.05% ..........................        121        118
AT TRINIDAD OPERATING SUBSIDIARY
Senior Secured Notes, 10.4% ......................................        107        101
International Finance Corporation, LIBOR plus 3.25% - 3.38% ......         45         26
Others ...........................................................          9          8
AT ISPAT EUROPE GROUP:
Senior Secured(euro)150 million, due February 1, 2011, 11.875%....        119        129
Other
   Shipping Subsidiaries .........................................         38         30
   Other..........................................................         17         27
Total long-term debt .............................................      2,221      2,147
                                                                       ------     ------
Less current portion of long-term debt ...........................        180        125
                                                                       ------     ------
Total long-term debt .............................................     $2,041     $2,022
                                                                       ======     ======

(1) Interest rates are contingent on the achievement of certain financial ratios.

AT U.S. OPERATING SUBSIDIARY:

First Mortgage Bonds
    Series U, Tranche B and C (the 'Term Loans') are with a syndicate of financial institutions (the 'Term Loan Lenders') for whom Credit Suisse First Boston is the agent. Each of the Tranche B and Tranche C Loan is repayable in quarterly installments of $1 until maturity.

    Borrowings under the Term Loans bear interest at a rate per annum equal to, at the Company's option, the higher of (a) the Agent's prime rate or (b) the rate which is 0.5 of 1% in excess of the Federal Funds effective rate (together the 'Base Rate'), plus 2.75% or (2) the London Interbank Offered Rates ('LIBOR') (as defined in the Credit Agreement) plus 3.75%. The fee for the Letter of Credit ('LC') is 4.00% of the LC amount per annum (the 'LC Fee'). The spread over the LIBOR and Base Rate and the LC Fee will be reduced if the U.S. Operating Subsidiary's Consolidated Leverage Ratio (as defined in the Credit Agreement) falls to specified levels. The effective rate of interest paid on Series U First Mortgage Bonds was 5.6% for the year ended December 31, 2002 (7.8% for the year ended December 31, 2001).

    The Company entered into a hedge as required under the agreement. It is a 5 year interest rate collar based on LIBOR with a floor of 4.50% and a ceiling of 6.26% on a notional amount of $ 450. The facilities and the hedge are fully and unconditionally guaranteed by Ispat International.

    A substantial portion of the Company's facilities at its Indiana Harbor Works is subject to a lien to First Mortgage. This property had a book value of approximately $1,600 at December 31, 2002 (2001 - $1,700).

    The U.S. Operating Subsidiary must also maintain a minimum Consolidated EBITDA, as defined in the Credit Agreement. The U.S. Operating Subsidiary amended the Credit agreement, effective March 30, 2001, to eliminate the minimum Consolidated EBITDA requirement for 2001. The U.S. Operating Subsidiary was in compliance with this covenant at December 31, 2002. The Credit Agreement also contains other covenants that, among other things, prohibit or limit the ability of the Company or the Borrower to pay dividends and other restricted payments, incur indebtedness, create liens, engage in transactions with affiliates, sell assets and engage in mergers and consolidations.

Industrial Development Revenue Bonds
    During 2002, the U.S. Operating Subsidiary purchased $39 (2001- $13) bonds at discounts from face value. As a result of these early redemptions, the U.S. Operating Subsidiary recognized an extraordinary gain of $30. This gain after tax was $19.

Revolving Credit Facilities
    Revolving credit facilities are denominated in U.S. Dollars and are from the Chase Manhattan Bank, as agent. These credit facilities are shown as long-term debt as the Company has the ability and intent to refinance these obligations as they mature under the respective credit agreements. The average interest rates on these facilities range from 2.6% to 3.1% and $76 of the outstanding balance is repayable in 2004 and $149 in 2005.

Contingent Liability
    A standby LC in the amount of $160 extending to July 7, 2003 is provided to the Pension Benefit Guarantee Corporation, which is arranged by Credit Suisse First Boston. The LC has not been drawn upon. The lenders are committed to renewing the LC annually for five years, as or contingent on the Company and Borrower making certain representations and warranties.

AT MEXICO OPERATING SUBSIDIARY:

Bank Loans Denominated In U.S. Dollars, Floating Interest

California Commerce Bank, USA
    Loan payable to a foreign bank under a line-of-credit agreement is denominated in U.S. Dollars with an annual variable interest rate of LIBOR plus 300 basis points (effective annual interest rate at December 31, 2002 and 2001 are 5.53% and 7.623%, respectively). Principal is payable in quarterly installments with maturities until May 2005. $10 was outstanding at December 31, 2002 (2001- $14).

Bancomer, Mexico
    Loan payable to a Mexican bank is denominated in U.S. Dollars. The loan bears interest at floating rate of LIBOR plus 325 basis points (effective annual interest rate at December 31, 2002 and 2001 are 5.25% and 7.40%, respectively). Principal is payable in semi-annual installments until 2008. $49 was outstanding at December 31, 2002 (2001-$78).

Bancomer, Mexico
    Loan payable to a Mexican bank is denominated in U.S. Dollars. The loan bears interest at floating rate of LIBOR plus 225 basis points (effective annual interest rate at December 31, 2002 and 2001 are 4.20% and 6.39%, respectively). Principal is payable in semi-annual installments until 2008. $73 was outstanding at December 31, 2002 (2001-$52).

Banamex, Mexico
    Loans payable to a Mexican bank under a line-of-credit agreement is denominated in U.S. Dollars, with annual variable interest rates of LIBOR plus 375 basis points (effective annual interest rate at December 31, 2002 and 2001 are 5.86% and 7.85%, respectively). Principal is payable in semi-annual installments of $28 million with maturities from 2005 to 2009. $220 was outstanding at December 31, 2002 and at December 31, 2001.

Senior Structured Export Certificates, 10.625%
    The New Senior Structured Export Certificates due 2005 (the 'New Senior Certificates') are denominated in U.S. Dollars with interest payable quarterly at 10.625% per annum. The principal amount of the New Senior Certificates is payable in quarterly installments till May 2005.

    The New Senior Certificates are redeemable in whole or in part at a price equal to 100% of the outstanding principal amount, plus accrued interest thereon and a prepayment make whole premium (only in case of trigger event) as defined in the agreement.

    The New Senior Certificates are payable primarily from the proceeds of U.S. Dollar denominated accounts receivable to be generated from sales of steel slabs to Mitsubishi Corporation (the 'steel purchaser'), under a long-term supply agreement and sales of steel slabs to certain other customers. Subject to certain exceptions, the supply agreement with Mitsubishi requires the steel purchaser to purchase sufficient volumes of slabs to generate receivables in each quarter in an aggregate face amount equal to 1.3 times the scheduled quarterly debt service on the New Senior Certificates.

Export-Import Bank of The United States
    Loan payable to a financial institution guaranteed by the Export-Import Bank of the United States is denominated in U.S. Dollars. The loan bears interest at an annual variable rate of LIBOR plus 0.30% (effective annual interest rate at December 31, 2002 and 2001 are 2.54% and 2.68%, respectively). Principal is payable in semi-annual installments of $3 with maturities from 2004 to 2008.

Debt Restructuring at Mexico Operating Subsidiary
    In response to the reduction in sales volume and prices and other negative developments faced by the Company, the Company initiated the process in 2001 to restructure its debt. The debt restructuring was successfully completed on September 6, 2002. The principal elements of debt restructuring are as noted below:

1. Exchange offer and consent solicitation. - All outstanding 1996 Senior Certificates were exchanged for New Senior Certificates. The terms of the New Senior Certificates are substantially similar to the terms of the 1996 Senior Certificates except that, among other things, the New Senior Certificates (i) have interest payable at 10 5/8% per annum; (ii) have a final maturity at May 2005; (iii) are guaranteed by certain subsidiaries of Mexico Operating Subsidiary; (iv) are secured, along with Mexico Operating Subsidiary's existing bank lenders, by certain assets of Mexico Operating Subsidiary (as discussed below) on pro rata basis; and (v) have the benefit of the Excess Cash Flow Sweep (as discussed below).

2. Bank Amendments and Waivers. - Mexico Operating Subsidiary's bank lenders deferred principal payments on most of the outstanding bank debt for a period of three years. The bank lenders also waived certain financial covenants during this period, eliminated certain restrictions on the disposition of non-core assets and granted permission to enter into a new working capital facility. Existing bank lenders have the benefit of the Excess Cash Flow (as discussed below) and are secured, along with the New Senior Certificates, by certain assets of Mexico Operating Subsidiary (as discussed below) on a pro rata basis.

3. Excess Cash Flow Sweep. - Mexico Operating Subsidiary is required, on a semi-annual basis commencing December 31, 2002, to apply all of its excess cash flows (as defined in the Inter-creditor Agreement) to repurchase New Senior Certificates and retire debt owed to its existing bank lenders (the 'Excess Cash Flow Sweep') in the proportion of 20% to the New Senior Certificates and 80% to Mexico Operating Subsidiary's existing bank debt, at a price equal to 100% of the principal amount thereof.

4. Ranking and Collateral. - The New Senior Certificates are secured by receivables generated under a new supply agreement with Mitsubishi and those of certain other customers of Mexico Operating Subsidiary (the 'Receivables"). In addition, Mexico Operating Subsidiary's existing bank lenders and the New Senior Certificates are secured, on a pro rata basis, by
    (i) a first priority lien on all property, plant and equipment of Mexico Operating Subsidiary; (ii) a pledge on the stock of Mexico Operating Subsidiary and its immediate parent; and (iii) a first priority lien on the inventory and receivable not otherwise pledged to secure the new working capital facility or the Receivables.

5. New Working Capital Facility. - Mexico Operating Subsidiary is entitled to draw up to $68 for its working capital needs, subject to the condition that amounts outstanding owed under the new working capital facility cannot exceed $35 unless authorized by Mexico Operating Subsidiary's other bank lenders. The new working capital facility is secured by a first priority lien on certain inventory and receivables.

6. Shareholder Loan. - An amount of $20 was loaned to Mexico Operating Subsidiary by Ispat International for working capital needs. The loan is subordinated to other debt of Mexico Operating Subsidiary and secured by a second priority lien on certain inventory and receivables.


7. Sale of non-core assets. - Mexico Operating Subsidiary was entitled to sell certain non-core assets in 2002 in order to repay some of the debt relating to its shipping loans.

    The Structured Senior Export Certificates due 2005 (the '1996 Certificates') are denominated in U.S. Dollars with effective interest payable quarterly at 11.64% per annum. The principal amount of the Senior Certificates is payable in quarterly installments until May 2005.

AT CANADA OPERATING SUBSIDIARY:

Senior secured credit facilities
    The Tranche A facility is bearing an interest at rates ranging from LIBOR plus 1.25% to LIBOR plus 4.05% depending on the achievement of certain financial ratios. For 2002 the effective average rate is 7.07% (2001 effective average rate was 8.21%). The facility will mature in July 2003 and is repayable in installments of $19 in March 2003 and $35 in July 2003.

    The Tranche B facility is bearing an interest at rates ranging from LIBOR plus 1.75% to LIBOR plus 4.55% depending on the achievement of certain financial ratios. For 2002 the effective average rate is 7.60% (2001 effective average rate was 8.53%). The facility will mature in July 2004 and is repayable in installments of $0.3 in March 2004 and $118 in July 2004.

    The Tranche C facility is bearing an interest at rates ranging from LIBOR plus 2.25% to LIBOR plus 5.05% depending on the achievement of certain financial ratios. For 2002 the effective average rate is 8.11% (2001 effective average rate was 9.03%). The facility will mature in January 2005 and is repayable in installments of $0.3 in March 2004, $0.3 in June 2004 and $118 in January 2005.

    The Senior Secured Credit Facility is collateralized by all property, plant and equipment of the Canadian Operating Subsidiary and a second ranking charge on accounts receivables and inventories. The Company has an interest rate swap agreement for $200 at December 31, 2002 (2001 - $311) of the outstanding borrowings, which effectively fixed the interest base rate at rates ranging from 4.81% to 4.90% on the swapped portion.

AT TRINIDAD OPERATING SUBSIDIARY:

Senior Secured Notes, 10.4%
    The 10.4% Senior Secured Notes are denominated in U.S. Dollars and have been used to finance the construction of a DRI plant. The notes mature in May 2008 with principal and interest repayable in semi-annual installments started in November 2002.

International Finance Corporation
    Loans payable to the International Finance Corporation are denominated in U.S. Dollars and collateralized by property, plant and equipment with a net book value of $423 at December 31, 2001. Principal and interest are due in semi-annual installments beginning December 1998 with interest accruing at LIBOR plus 3.25% to 3.38%, maturing in 2004 through 2006.

    At the request of the Trinidad Operating Subsidiary, the International Finance Corporation and their Participants have agreed to a waiver of the current ratio requirement for December 31, 2001, an amendment to the current ratio covenant for 2002 and a waiver of the late payment of principal due on December 15, 2001.

AT ISPAT EUROPE GROUP:

Senior Secured Notes Denominated in Euro, Due February 1, 2011, 11.875%

    Ispat Europe Group SA, a wholly owned subsidiary of the Company has issued Senior Secured Notes worth (euro) 150 million. The Bonds issued on February 1, 2001 will mature on February 1, 2011. These Notes are secured by mortgage over the Property plant and equipment of the German Subsidiaries and an indirect pledge on the shares of the French Operating Subsidiary. The interest rate is fixed at 11.875% per annum and payable semi-annually.

OTHER:

Shipping Subsidiaries

    Loans payable at shipping subsidiaries are denominated in U.S. Dollars to finance the purchase of equipment collateralized by the related assets. The interest rates on the loans range from 7.4% to 7.61%. Principal and interest are due in monthly/semi-annual installments with maturities ranging from 2003 to 2007.

OTHER

    Various loans with interest rates ranging from 0.5% to 7.5% for other loans.

    Maturities of long-term debt at December 31, 2002 are as follows:

Years ending December 31,
-------------------------
    2003        ....................................................  $   125
    2004        ....................................................      273
    2005        ....................................................      734
    2006        ....................................................      449
    2007        ....................................................       86
Subsequent years....................................................      480
                                                                      -------
   Total        ....................................................  $ 2,147
                                                                      =======

    Certain long-term debt and other agreements of the Company and its subsidiaries provide for various covenants that restrict the ability of certain of the Company's subsidiaries to pay dividends, make certain payments, incur additional indebtedness, make certain investments, create liens, guarantee indebtedness, sell or acquire assets, enter into mergers or consolidations and form subsidiaries, as well as require compliance with certain other financial maintenance tests in certain cases. Such financial maintenance tests include certain financial ratios and minimum levels of net worth. A significant part of the

Company's net assets at December 31, 2002 (see Note 10) was subject to restrictive covenants, affecting capital distributions and the ability of the subsidiaries to loan or advance funds to the shareholders and other restrictions.

NOTE 9: FINANCIAL INSTRUMENTS AND CREDIT RISK

Accounting for Derivative Instruments and Hedging Activities

    Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ('SFAS 133') (as amended by SFAS 137 and SFAS 138), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value.

    The adoption of SFAS 133 resulted in a cumulative pre-tax reduction to income of $ nil ($ nil after tax) and a cumulative pre-tax reduction to OCI of $18 ($12 after tax). The reduction to income was mostly attributable to the ineffective portion of fair value and cash flow hedges. The increase to OCI was mostly attributable to gains on cash flow hedges offset by deferred losses that had been recorded under accounting principles at December 31, 2000. All derivative gains and losses included in OCI as of January 1, 2002 were reclassified into earnings during fiscal 2002.

Fair Value of Financial Instruments

    The estimated fair values of the Company's financial instruments at December 31, 2001 and 2002 are summarized below.

    The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

    The carrying amounts of the Company's cash and cash equivalents, accounts receivable and short-term investments approximate their fair values. Cash equivalents are carried at cost which approximates market value and accounts receivable and short-term investments are short-term in nature.

    The Company's short and long-term debt consists of debt instruments which bear interest at fixed rates and variable rates tied to market indicators. The fair value of the Company's variable rate debt approximates its carrying amount given the floating rate nature of the debt at prevailing market rates. The fair value of fixed rate debt is based on estimated future cash flows discounted using the current market rates for debt of the same remaining maturities and credit risk. The estimated fair values of the Company's short and long-term debt are as follows:

                                                              December 31, 2001        December 31, 2002
                                                              -----------------        -----------------
                                                           Carrying     Estimated    Carrying    Estimated
                                                             value      fair value     value     fair value
                                                             -----      ----------   --------    ----------
Instruments payable bearing interest at variable rates..   $ 1,452      $  1,206     $  1,646     $  1,421
Instruments payable bearing interest at fixed rates.....       769           593          501          379
                                                           -------      --------     --------     --------
Long-term debt, including current portion ..............   $ 2,221      $  1,799     $  2,147     $  1,800
Payable to banks .......................................   $   159      $    159     $    137     $    137
                                                           =======      ========     ========     ========

    A portion of the interest cost of the floating rate debt used in connection with the financing of the acquisition of U.S. Operating Subsidiary was hedged through the use of an interest rate collar and interest rate swap (see Note 8). The carrying value of the collar and the swap equals the fair value.

    The fair value of cash, accounts receivable and accounts payable balances approximate their carrying value due to their short maturities.

    The fair value of forward exchange contracts, all of which are short-term in nature, was estimated based on the applicable year-end exchange rates and are presented below:

                                                        Foreign Currency
                                                        Forward Contracts
                                                        -----------------
                                                          December 31,
                                                          ------------
                                                      2001             2002
                                                      ----             ----
Notional amount.................................       42               16
Fair value......................................       42               16
Carrying amount.................................       42               16

    The fair value information presented herein is based on information available to management at the dates presented. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively valued for purposes of these financial statements.

    The Company uses futures and swap contracts to manage fluctuations in the cost of natural gas and certain nonferrous metals, primarily zinc which is used in the coating of steel. Timing of these transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge against the cost volatility of these commodities.

    A portion of the floating rate debt used in connection with the financing of the acquisition of the U.S. Operating Subsidiary was hedged through the use of an interest collar. Due to the decline in interest rates during fiscal years 2002 and 2001, the fair value of the collar represented a derivative liability of approximately $14 and $13 respectively.

Credit Risk
    Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. The Company does not anticipate non-performance by counterparties. The Company generally does not require collateral or other security to support financial instruments with credit risk.

    Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

    Financial instruments that potentially subject the Company to credit risk primarily consist of trade accounts receivable and derivative contracts.

    The Company considers its credit risk associated with trade accounts receivable to be somewhat limited due to a large number of customers comprising the Company's customer base and their geographic dispersion. The Company sells a significant amount of product pursuant to orders throughout its main markets. The Company grants credit based on evaluations of its customers' financial situation, in certain cases without requiring guarantees or letters of credit, and monitors the exposure of potential losses from granting credit.

    The counterparties to derivative contracts are generally major financial institutions and credit risk is generally limited to the unrealized gains and losses on such contracts should the counterparties fail to perform as contracted. Additionally, the Company utilizes a portfolio of financial institutions either headquartered or operating in the same countries in which the Company conducts its business. As a result, the Company considers the risk of counterparty default to be minimal.

    The U.S. Operating Subsidiary had $1,093 of long-term debt (including debt due within one year) outstanding at December 31, 2002. Of this amount $894 is floating rate debt (fair value $668). The remaining $199 of fixed rate debt had a fair value of $92. Assuming a hypothetical 10% decrease in interest rates at December 31, 2002, the fair value of this fixed rate debt would be estimated to be $100. Fair market values are based upon market prices or current borrowing rates with similar rates and maturities.

    The Mexico Operating Subsidiary utilizes derivative commodity instruments not for trading purposes but to hedge exposure to fluctuations in the costs of natural gas. In February 2001, the Mexico Operating Subsidiary entered into a fixed price natural gas contract with Pemex at a price of $4 per mmbtu, excluding transportation charges, for a volume of 25350 G cal per day. A hypothetical 10% fluctuation on the purchase price of natural gas will have an impact on pre-tax income of approximately $15. The fair value of such contracts as on December 31, 2002 was $161 (2001 - $209).

    At the Canadian Operating Subsidiary, an annual consumption of natural gas of Canadian Dollar 81 million (2001 - Canadian Dollar 33 million) at an exchange rate of 0.65 (Canadian Dollar to U.S. Dollar) would result in an annual consumption of $53 (2001 - $22). Therefore, a hypothetical 10% fluctuation in the purchase price of natural gas would have an impact on pre-tax income at the Canadian Operating Subsidiary of approximately $5 (2001 - $2).

NOTE 10: SHAREHOLDERS' EQUITY

    The authorized common shares of the Company consisted of 500,000,000 Class A shares, with a par value of (euro) 0.01 per share, and 72,150,000 Class B shares, with a par value of (euro) 0.10 per share. At December 31, 2002, 54,850,000 Class A shares and 72,150,000 Class B shares were issued and 51,735,794 ( 2001 - 49,757,213) Class A shares and 72,150,000 (2001-72,150,000)
Class B shares were outstanding.

    During 2001, in connection with the introduction of Euro on January 1, 2002, the Company converted the nominal value of its shares from Dutch Guilders into Euro. The articles of association have been amended on December 31, 2001 based on the resolution of the shareholders meeting held on December 21, 2001. By this conversion the total common stock par value of the Company increased by $3 which had been accounted for through Additional Paid-in Capital in Equity.

    The preference and relative rights of the Class A shares and Class B shares are substantially identical except for disparity in voting power and conversion rights. Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to ten votes per share on all matters submitted to a vote of shareholders. Each Class B share is convertible, at the option of the holder, into one Class A share.

    At December 31, 2002 the Company had 3,114,206 of its own Class A shares which it purchased on the open market for a net consideration of $103 (at December 31, 2001 5,092,787 at a consideration of $107).

    During the year 2002, the Company sold 2,117,781 of its treasury stock shares to Ispat Inland Pension Fund for a total consideration of $5. Also, the Company bought back 139,200 of its shares from the open market during the year at a consideration of $1 under a share buy-back program announced by the Company on October 28, 2002.

    In 2001, the Company sold 2,081,833 shares to Ispat Inland Pension Fund for a total consideration of $5 and bought back 368,000 shares from the open market at a consideration of $1.

    These shares have been acquired for the purpose of the Company's employee stock option plan.

    All calculations to determine the amounts available for dividends are based on Ispat International's Dutch statutory accounts, which, as a holding company, are different from its consolidated accounts.

    Ispat International has no manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is able to arrange the cash dividend distribution from its subsidiaries, recognizes gains from the sale of its assets or records share premium from the issuance of (new) common shares. Certain of the Company's Operating Subsidiaries are subject to restrictions under the terms of their debt agreements for paying dividends. As a result, subsidiaries of Ispat International had $336 in retained earnings which are free of restriction for the payment of dividend at December 31, 2002. Dividends are payable by Ispat International in either U.S. Dollars or in Euros.

    Ispat International received no cash dividends for the years 2000, 2001 and 2002, respectively, from its subsidiaries.

    In 2001, the Company recorded a capital contribution of $3 relating to the gain on the sale of assets to a party under common control of the Company's principal shareholder.

Stock Option Plan
    In 1999, the Company adopted a stock option plan, the Ispat Plan. Under the terms of the Ispat Plan, the Company may grant options to senior management of Ispat International and its affiliates for up to 6,000,000 shares of common stock. The exercise price of each option equals not less than the fair market value of Ispat International stock on the date of grant, with a maximum term of 10 years. Options are granted at the discretion of the Company's Board of Director's Plan Administration Committee or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

    The Company had chosen to account for stock-based compensation using the intrinsic value method prescribed in APB 25, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. As indicated above, all options were granted at an exercise price equal to or greater than the fair market value on the date of grant and accordingly, no compensation expense has been recognized in these financial statements pursuant to APB 25. The Company has decided to expense stock-based compensation starting 2003. Had compensation cost for the Ispat Plan been determined based on the fair value at the grant date for awards in 1999, 2000 and 2002 consistent with the provisions of SFAS 148, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                               (Millions of U.S. Dollars, except share data)

                                                                                          Years ended December 31,
                                                                                          ------------------------
                                                                                    2000          2001            2002
                                                                                    ----          ----            ----
Net Income - as reported........................................................  $    99       $   (312)       $    49
Pro forma compensation expense..................................................       10              9              5
Net Income - pro forma based on SFAS 148........................................       89           (321)            44
                                                                                  -------       --------        -------
Basic and diluted earnings per common share from continuing operations..........  $  0.82       $  (2.58)       $  0.24
Basic and diluted extraordinary earnings per common share.......................       --             --           0.16
Basic and diluted earnings per common share.....................................     0.82          (2.58)          0.40
Basic and diluted earnings per common share - pro forma.........................     0.74          (2.65)          0.36

The fair value of each option grant of Ispat International stock is estimated on the date of grant using the Binomial Option Pricing Model with the following weighted-average assumptions used:

                                                                                                Year of grant
                                                                                                -------------

                                                                                     2000           2001           2002
                                                                                     ----           ----           ----
Dividend yield .................................................................     3.85          10.49             --
Expected annualized volatility..................................................       66%            63%            83%
Discount rate - Bond equivalent yield...........................................     5.27%          4.86%          5.03%
Expected life in years..........................................................        8              8              8

The status of the Ispat Plan with respect to the Company is summarized below at December 31, 2002:

                                                                                              Number of shares
                                                                                     2000           2001           2002
                                                                                     ----           ----           ----
Opening balance as of January 1,................................................  1,314,000      2,512,000      2,202,000
Granted during the year.........................................................  1,361,000             --      1,349,500
Canceled or expired.............................................................    163,000        310,000        160,000
Outstanding at December 31,.....................................................  2,512,000      2,202,000      3,391,500
                                                                                  ---------      ---------     ----------
Fair value of the option at the grant date                                        $    4.22      $       -    $      1.82
                                                                                  =========      =========    ===========

At December 31, 2002, the stock options are exercisable as follows:

                                                                    Average
Year                                                 Options   Exercise Price(1)
----                                                 -------   -----------------
2002   ............................................  1,718,833       10.54
2003   ............................................  2,137,500       10.25
2004   ............................................  2,514,167        8.82
2005   ............................................  2,952,833        7.84
2006   ............................................  3,391,500        7.12

(1) Exercise Price of $11.94 in 1999, $8.57 in 2000 and $2.26 in 2002

NOTE 11: EMPLOYEE BENEFIT PLANS DEFINED BENEFIT PLANS
    The Company's principal Operating Subsidiaries in the U.S., Canada, Trinidad, Germany, France and Luxembourg provide defined benefit pension plans to their employees. A brief summary of the plans provided by the subsidiaries in the countries in which the Company operates is as follows:

U.S. Operating Subsidiary
    The U.S. Operating Subsidiary's Pension Plan and Pension Trust which covers certain employees of the Company, is a non-contributory benefit plan with pensions based on final pay and years of service for all salaried employees and certain wage employees, and years of service and a fixed rate (in most instances based on frozen pay or on job class) for all other wage employees including members of the United Steelworkers of America.

Canadian Operating Subsidiaries
    The Canadian Operating Subsidiary offers contributory and non-contributory defined benefit pension plans for substantially all of its employees. Benefits for the non-contributory plans are generally calculated based on the number of years of service of the unionized employees and based on actuarial computations. Benefits for the contributory plans are generally calculated based on the number of years of service and the maximum average eligible earnings of each employee during any period of five consecutive years.

    The Canadian Operating Subsidiary provides certain post-employment and post-retirement medical benefits and life insurance for certain groups of retired employees. The Company is accruing the cost of these benefits for current and future retirees using the projected unit credit actuarial method.

Trinidad Operating Subsidiary
    The Company's Operating Subsidiary in Trinidad maintains a contributory defined benefit pension plan for substantially all of its employees, the benefits of which are based on the employees' length of service.

German Operating Subsidiaries
    The German Operating Subsidiaries maintain unfounded defined pension plans for a certain number of employees the benefits of which are based on such employees' length of service and applicable pension table under the terms of individual agreements.

    Additionally, certain of the employees at the Duisburg operations, after completing a minimum period of continuous employment are entitled to a Pension benefit based on length of service and compensation.

French Operating Subsidiaries
    Under French law, the French Operating Subsidiaries have an obligation to pay lump sum retirement indemnities to employees calculated based on the length of service and compensation at retirement. The French Operating Subsidiaries also have a commitment to provide additional post-retirement benefits linked to years of service and compensation at retirement reduced by retirement benefits available from the state managed pension scheme.

    Additionally, lump sum payments are also required to be paid to employees who have completed a defined number of years of service in the Company.

Mexico Operating Subsidiary
    The Mexico Operating Subsidiary is obligated to provide seniority premiums, which consist of a one-time payment of 12 days wages for each year worked, calculated on the basis of the latest salary. Maximum salary used in these calculations is limited to double the legal minimum wage.

    The components of the net periodic benefit cost of the defined benefit plans for the years ended December 31 are as follows:

                                                         Pension benefits
                                                     U.S. Operating Subsidiary
                                                     --------------------------
                                                     2000       2001       2002
                                                     ----       ----       ----
Components of net periodic benefit cost:
Service cost........................................$  29      $  31      $  36
Interest cost ......................................  159        163        160
Expected return on plan assets ..................... (194)      (197)      (195)
Special termination benefits .......................   --          8         --
Amortizations ......................................    7          8          8
                                                    -----      -----      -----
                                                    $   1      $  13      $   9
                                                    =====      =====      =====

                                                         Pension benefits
                                                   Canadian Operating Subsidiary
                                                   -----------------------------
                                                     2000       2001       2002
                                                     ----       ----       ----
Components of net periodic benefit cost:
Service cost........................................$   5      $   5      $   6
Interest cost ......................................   16         17         17
Expected return on plan assets .....................  (14)       (14)       (15)
Amortizations ......................................    1          1          1
Recognized actuarial gain ..........................   (1)        (1)         1
                                                    -----      -----      -----
                                                    $   7      $   8      $  10
                                                    =====      =====      =====

                                                         Pension benefits
                                                   Trinidad Operating Subsidiary
                                                   -----------------------------
                                                     2000       2001       2002
                                                     ----       ----       ----
Components of net periodic benefit cost:
Service cost........................................$   2      $   2      $   2
Interest cost ......................................    2          3          3
Expected return on plan assets .....................   (5)        (5)        (5)
Net amortizations ..................................   --         --         (1)
                                                    -----      -----      -----
                                                    $  (1)     $  --      $  (1)
                                                    =====      =====      =====

                                                        Pension benefits
                                                   German Operating Subsidiaries
                                                   -----------------------------
                                                     2000       2001       2002
                                                     ----       ----       ----
Components of net periodic benefit cost:
Service cost........................................$  --      $  --      $   1
Interest cost ......................................    1          1          1
                                                    -----      -----      -----
                                                    $   1      $   1      $   2
                                                    =====      =====      =====

                                                        Pension benefits
                                                    French Operating Subsidiary
                                                    ---------------------------
                                                     2000       2001       2002
                                                     ----       ----       ----
Components of net periodic benefit cost:
Service cost........................................$   1      $   1      $   1
Interest cost.......................................    1          1          1
                                                    -----      -----      -----
                                                    $   2      $   2      $   2
                                                    =====      =====      =====


The following assumptions were used:

                                                        2000            2001           2002
                                                        ----            ----           ----
Discount rates for obligations ................     7.00%-8.00%     6.50%-7.50%     6.50%-8.00%
Assumed rates of compensation increases .......           4.00%           4.00%     4.00%-5.50%
Expected long-term rate of return on assets....     7.75%-9.50%     7.75%-9.50%     7.50%-9.50%


The change of benefit obligation and plan assets and reconciliation of funded status through the measurement date are as follows:

                                                  Trinidad Operating Subsidiary
                                                      Year Ended December 31,
                                                      -----------------------
                                                            2001      2002
                                                            ----      ----
Change in benefit obligation
Benefit obligation at beginning of the period .........     $ 31      $ 28
Service cost ..........................................        2         2
Interest cost .........................................        3         3
Participants' contributions ...........................       --         1
Benefit improvements ..................................       --         5
Actuarial (gains) losses ..............................       (7)        2
Benefits paid .........................................       (1)       (1)
                                                            ----      ----
Benefit obligation at end of the period ...............     $ 28      $ 40
                                                            ----      ----
Change in fair value of plan assets
Fair value of plan assets at beginning of the period...       49        54
Actual return on plan assets ..........................        4         7
Employers' contribution ...............................        1         1
Participants' contribution ............................        1         1
Benefits paid .........................................       (1)       (2)
                                                            ----      ----
Fair value of plan assets at end of the period ........     $ 54      $ 61
                                                            ----      ----
Funded status of the plans ............................       26        21
Unrecognized net actuarial losses .....................      (16)      (15)
Unrecognized transition asset .........................       (3)       (2)
Unrecognized prior service cost .......................        8        12
                                                            ----      ----
Prepaid pension at end of period ......................     $ 15      $ 16
                                                            ====      ====

                                                   U.S. Operating Subsidiary(1)
                                                      Year Ended December 31,
                                                            2001      2002
                                                            ----      ----

Change in benefit obligation
Benefit obligation at beginning of the period.......... $  2,094    $   2,218
Service cost   ........................................       31           36
Interest cost  ........................................      163          160
Plan amendment ........................................        8           --
Actuarial losses.......................................      108          111
Benefits paid  ........................................     (186)        (203)
                                                        --------    ---------
Benefit obligation at end of the period................ $  2,218    $   2,322
                                                        --------    ---------

Change in fair value of plan assets
Fair value of plan assets at beginning of the period...    1,922        1,852
Actual return on plan assets...........................        8          (93)
Employers' contribution................................      108           --
Benefits paid  ........................................     (186)        (203)
                                                        --------    ---------
Fair value of plan assets at end of the period......... $  1,852    $   1,556
                                                        --------    ---------
Underfunded status of the plans........................     (366)        (766)
Unrecognized net actuarial gains.......................      363          761
Unrecognized prior service cost........................       81           73
                                                        --------    ---------
Accrued pension liability at end of period............. $     78    $      68
                                                        --------    ---------
Accrued benefit liability(2)...........................     (354)        (757)
Intangible asset.......................................       81           73
Accumulated other comprehensive income.................      351          752
                                                        --------    ---------
Amount recognized on balance sheet..................... $     78    $      68
                                                        ========    =========


(1) The actuarial computation for the U.S. Operating Subsidiary was performed at November 30, 2002 while the actuarial computation for the other Operating Subsidiaries was performed at December 31, 2002.

(2) An amount of $55 has been recorded under current liabilities.

                                                   Canadian Operating Subsidiary
                                                      Year Ended December 31,
                                                      -----------------------
                                                         2001        2002
                                                         ----        ----
Change in benefit obligation

Benefit obligation at beginning of the period ......     $ 255      $ 264
Service cost .......................................         5          6
Interest cost ......................................        17         17
Participants' contributions ........................         1          1
Amendments .........................................         2         --
Actuarial losses ...................................        12          4
Benefits paid ......................................       (12)       (12)
Foreign currency exchange rate differences .........       (16)         3
                                                         -----      -----
Benefit obligation at end of the period ............     $ 264      $ 283
                                                         -----      -----

Change in fair value of plan assets

Fair value of plan assets at beginning of the period       199        191
Actual return on plan assets .......................         5         (5)
Employers' contribution ............................        10          8
Participants' contribution .........................         1          1
Benefits paid ......................................       (12)       (12)
Foreign currency exchange rate differences .........       (12)         2
                                                         -----      -----
Fair value of plan assets at end of the period .....     $ 191      $ 185
                                                         -----      -----
Underfunded status of the plans ....................       (73)       (98)
Unrecognized net actuarial gains ...................        46         69
Unrecognized prior service cost ....................        12         11
                                                         -----      -----
Accrued pension liability at end of period .........     $ (15)     $ (18)
                                                         =====      =====
Accrued benefit liability ..........................       (58)       (85)
Intangible pension asset ...........................        12         11
Accumulated Comprehensive Income ...................        31         56
                                                         -----      -----
Amount recognized on balance sheet .................     $ (15)     $ (18)
                                                         =====      =====


                                                  German Operating Subsidiaries
                                                     Year Ended December 31,
                                                     -----------------------
                                                        2001        2002
                                                        ----        ----
Change in benefit obligation

Benefit obligation at beginning of the period.......     $  17      $  18
Service cost    ....................................        --          1
Interest cost  .....................................         1          1
Plan amendments.....................................        --         (2)
Actuarial losses....................................        --          3
Foreign currency exchange rate differences..........        --          2
                                                         -----      -----
Benefit obligation at end of the period.............    $   18      $  23
                                                         -----      -----
Underfunded status of the plans.....................       (18)       (23)
                                                         -----      -----
Accrued pension liability at end of period..........       (18)       (23)
                                                         -----      -----
Amount recognized on balance sheet .................    $  (18)     $ (23)
                                                         -----      -----

                                                   French Operating Subsidiary
                                                      Year Ended December 31,
                                                      -----------------------
                                                         2001        2002
                                                         ----        ----
Change in benefit obligation

Benefit obligation at beginning of the period........   $   17      $  14
Service cost.........................................        1          1
Interest cost........................................        1          1
Actuarial gains......................................       (5)        --
Foreign currency exchange rate differences...........       --          3
                                                         -----      -----
Benefit obligation at end of the period..............   $   14      $  19
                                                         -----      -----
Underfunded status of the plans......................      (14)       (19)
                                                         -----      -----
Accrued pension liability at end of period...........      (14)       (19)
                                                         -----      -----
Amount recognized on balance sheet...................   $  (14)     $ (19)
                                                         -----      -----


Post-retirement benefits
    The Company's Operating Subsidiaries in the U.S., Canada and France provide post-retirement benefits, including medical benefits and life insurance benefits to retirees. The post-retirement plans relate to the U.S., Canadian and French operating subsidiaries.

    Substantially all of the U.S. Operating Subsidiary's employees are covered under post-retirement life insurance and medical benefit plans that require deductible and co-insurance payments from retirees. The post-retirement life insurance benefit formula used in the determination of post-retirement benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. The U.S. Operating Subsidiary does not prefund any of these post-retirement benefits. Effective January 1, 1994, a Voluntary Employee Benefit Association Trust was established for payment of health care benefits made to United Steel Workers of America. Funding of the Trust is made as claims are submitted for payment.

The net periodic post-retirement benefit cost was as follows:

                                           U.S. Operating Subsidiary
                                            Year Ended December 31,
                                            -----------------------
                                           2000      2001       2002
                                           ----      ----       ----
Service cost.........................      $  8      $  8       $  8
Interest cost .......................        56        60         58
Amortization ........................       (28)      (20)       (20)
Special termination benefits ........        --         3         --
Recognized (gains) ..................        --        (3)        (1)
                                           ----      ----       ----
Net periodic benefit cost ...........      $ 36      $ 48       $ 45
                                           ----      ----       ----


                                         Canadian Operating Subsidiary
                                            Year Ended December 31,
                                            -----------------------
                                           2000      2001       2002
                                           ----      ----       ----
Service cost.........................      $ --      $  1       $ --
Interest cost........................         1         1          1
                                           ----      ----       ----
Net periodic benefit cost............      $  1      $  2       $  1
                                           ----      ----       ----

                                          French Operating Subsidiary
                                            Year Ended December 31,
                                            -----------------------
                                           2000      2001       2002
                                           ----      ----       ----

Service cost.........................      $  1      $  1       $   2
Interest cost........................         1         1           1
                                           ----      ----       ----
Net periodic benefit cost............      $  2      $  2       $   3
                                           ----      ----       ----


The following weighted average assumptions were used for the U.S. Operating Subsidiary in accounting for the post-retirement benefit plan:

                                                     November 30,   November 30,     November 30,
                                                             2000           2001             2002
                                                             ----           ----             ----
Discount rates for obligations ...................          8.00%          7.50%      6.50%-7.10%
Rate of compensation increase ....................          4.00%          4.00%            4.00%
Health care cost trend rate ......................          4.50%          4.50%            4.50%


The following tables sets forth the post-retirement benefit obligation at the dates indicated:

                                                    U.S. Operating Subsidiary
                                                     Year Ended December 31,
                                                     -----------------------
                                                       2001          2002
                                                       ----          ----

Benefit obligation at beginning of period........... $    770      $   797
Service cost   .....................................        8            8
Interest cost  .....................................       60           58
Special termination benefits........................        3           --
Actuarial losses....................................       14           32
Benefits paid  .....................................      (58)         (56)
                                                     --------      -------
Benefits obligation at end of period................ $    797      $   839
                                                     --------      -------
Fair value of assets................................       --           --
                                                     --------      -------
Underfunded status of plan..........................     (797)        (839)
Unrecognized net (gain).............................      (98)         (65)
Unrecognized prior service cost.....................     (107)         (87)
                                                     --------      -------
Accrued post-retirement benefit obligation at
   end of period.................................... $ (1,002)     $  (991)
                                                     --------      -------


                                                  Canadian Operating Subsidiary
                                                     Year Ended December 31,
                                                     -----------------------
                                                       2001          2002
                                                       ----          ----
Benefit obligation at beginning of period........... $   14        $    15
Service cost    ....................................      1             --
Interest cost  .....................................      1              1
Actuarial losses....................................      1              1
Benefits paid  .....................................     (1)            (1)
Foreign currency exchange rate changes..............     (1)            --
                                                     --------      -------
Benefits obligation at end of period................ $   15        $    16
                                                     --------      -------
Fair value of assets................................     --             --
                                                     --------      -------
Underfunded status of plan..........................    (15)           (16)
Unrecognized prior service cost.....................      3              4
                                                     --------      -------
Accrued post-retirement benefit obligation at
   end of period.................................... $  (12)       $   (12)
                                                     --------      -------

                                                   French Operating Subsidiary
                                                     Year Ended December 31,
                                                     -----------------------
                                                      2001           2002
                                                      ----           ----
Benefit obligation at beginning of period........... $   14        $    15
Service cost   .....................................      1              2
Interest cost  .....................................      1              1
Actuarial losses....................................      1             --
Benefits paid  .....................................     (1)            (1)
Foreign currency exchange rate changes..............     (1)             3
                                                     --------      -------
Benefits obligation at end of period................ $   15        $    20
                                                     --------      -------
Fair value of assets................................     --             --
                                                     --------      -------
Underfunded status of plan..........................    (15)           (20)
Unrecognized prior service cost.....................     --             --
                                                     --------      -------
Accrued post-retirement benefit obligation at
   end of period.................................... $  (15)       $   (20)
                                                     --------      -------

    An increase of 1% in the health care cost trend rate of the U.S. Operating Subsidiary would increase the benefit obligation by $107 and the annual net periodic cost by $10. A 1% decrease would reduce the benefit obligation by $87 and the annual net periodic annual net cost by $8.

    At the Canadian Operating Subsidiary, for evaluation purposes, the annual growth rate assumption for the cost of health care for each participant was established at 14.3% in 2002. The rate is expected to gradually decline to 5.3% in 2009 and remain at this level subsequently. A 1% change would have an effect of $1.

NOTE 12: INCOME TAX EXPENSE (BENEFIT)

The breakdown of the income tax expense (benefit) before extraordinary gains or losses is as follows:

                                                             Year Ended December 31,
                                                             -----------------------
                                                         2000        2001          2002
                                                         ----        ----          ----
Current:
U.S.  ..............................................  $    (12)      $    --      $   (3)
Mexico..............................................        26            --          13
Canada..............................................         2             1          --
Trinidad ...........................................         1             1           1
Germany ............................................         3             3           4
France .............................................        (1)            1          --
Others .............................................         2             2           3

Deferred:
U.S. ...............................................       (11)          (75)        (17)
Mexico..............................................        14           (18)        (53)
Canada..............................................         3           (31)         (6)
Trinidad ...........................................       (13)           11          --
Germany.............................................         9            (1)          4
                                                      --------       -------      ------
Income tax expense (benefit) ........................ $     23       $  (106)     $  (54)
                                                      --------       -------      ------

The following table reconciles the income tax expense compared at the statutory rate of each tax jurisdiction and the Company's overall effective tax rate:

                                                                   Year Ended December 31,
                                                                   -----------------------
                                                               2000         2001         2002
                                                               ----         ----         ----
Tax expense (benefit) at aggregate
statutory rates of all jurisdictions:
U.S.  .....................................................  $  (19)     $   (69)       $   6
Mexico.....................................................       6          (93)           5
Canada.....................................................      18          (12)           5
Germany ...................................................      11          (12)          12
Trinidad ..................................................      --          (19)          (2)
France.....................................................       8            9            --
Others.....................................................       1           --            1
                                                             ------      -------        -----
                                                             $   25      $  (196)       $  27
                                                             ======      =======        =====


                                                                           Year Ended December 31,
                                                                           -----------------------
                                                                         2000        2001       2002
                                                                         ----        ----       ----
Increase (decrease) resulting from:
Tax loss carryforwards ...............................     Germany         --          1         --
Tax loss carryforwards ...............................     Trinidad        --         18         47
Tax loss carryforwards ...............................     Mexico          --         15        (20)
Change in valuation allowance ........................     France          (8)        (8)        (2)
Depletion ............................................     U.S.            (4)        (3)        (3)
Manufacturing tax credits ............................     Canada          (3)         2         (1)
Large corporation tax and other taxes ................     Canada           1          1          1
Export allowances ....................................     Mexico          --          1         --
Export allowances ....................................     Trinidad        --         --         28
Benefit arising from interest in partnership .........     Canada         (17)       (21)       (13)
Depreciation .........................................     Germany         --          1         --
Depreciation .........................................     Trinidad        --         --        (55)
Valuation allowance ..................................     Trinidad        --         13        (11)
Employee benefit cost ................................     Trinidad        --         --         (5)
Inflationary effects .................................     Mexico          27         35         14
Non-deductible expense ...............................     Mexico           5          6          2
Participation in results of subsidiaries and others...     Mexico          --         --         (8)
Restructuring ........................................     Germany         --         12         (4)
Effects of foreign currency translation ..............     Mexico           2         18        (34)
Miscellaneous accruals ...............................     U.S.            --         (3)       (23)
Others ...............................................     Canada          --         --          2
Others ...............................................     Mexico          --         --          2
Others ...............................................     France          --         --          2
Others ...............................................     Various         (5)         2         --
                                                                        -----      -----      -----
Income tax expense (benefit) .........................                  $  23      $(106)     $ (54)
                                                                        =====      =====      =====

Deferred Income tax
Temporary differences and the resulting deferred tax assets and liabilities at December 31, 2001 and 2002 are summarized as follows:

                                                                            Year Ended December 31,
                                                                            -----------------------
                                                                             2001           2002
                                                                             ----           ----
Current deferred tax assets:
Facilities relocation restructuring...................     U.S.            $    19       $     19
Accrued vacation......................................     U.S.                 12             13
Allowance for doubtful accounts.......................     France                1             --
Inventories...........................................     France               10              6
Property taxes........................................     U.S.                  2              2
Accrued lawsuit settlement............................     U.S.                  1             --
Inventories...........................................     U.S.                  3              6
Others................................................     U.S.                  1             --
Accrued expenses......................................     Mexico                2              1
Tax loss carryforwards................................     Mexico               --             20
Interest..............................................     Trinidad             --              2
Others................................................     France                2             --
Others................................................     Germany               1              2
                                                                           -------       --------
Total current deferred tax assets.....................                     $    54       $     71
                                                                           =======       ========

                                                                            Year Ended December 31,
                                                                            -----------------------
                                                                             2001           2002
                                                                             ----           ----
Noncurrent deferred tax assets:
Environmental accrual.................................     France              3               2
Environmental accrual.................................     Canada              1               1
Employee benefit costs................................     U.S.              397             346
Employee benefit costs................................     Canada             14              18
Minimum pension liability.............................     Canada              4               9
Employee benefit costs................................     France             13               8
Income tax contingencies..............................     U.S.               41              48
Accumulated depreciation..............................     France             --              20
Accrued restructuring costs...........................     Germany            10              --
Research & development costs..........................     Canada             --               3
Property, plant and equipment.........................     Canada             27              32
Minimum pension liability.............................     U.S.              132             275
Net operating losses and alternative minimum tax......     U.S.              145             191
Net operating losses and alternative minimum tax......     Canada             37              33
Net operating losses and alternative minimum tax......     Trinidad           19              66
Net operating losses and alternative minimum tax......     France             58              25
Net operating losses and alternative minimum tax......     Germany            15              --
Net operating losses and alternative minimum tax......     Mexico              2              --
Debt issuance cost....................................     Mexico             --               1
Others................................................     Germany             3               3
Others................................................     Canada              5               4
                                                                         -------        --------
Total noncurrent deferred tax assets..................                       926           1,085
                                                                         -------        --------
Total deferred tax assets.............................                       980           1,156
                                                                         -------        --------
Valuation allowances
Valuation allowance...................................     Trinidad          (14)             (3)
Valuation allowance...................................     France            (62)            (60)
                                                                         -------        --------
                                                                             (76)            (63)
                                                                         -------        --------
Net deferred tax asset after valuation allowances.....                       904           1,093
                                                                         -------        --------

                                                                            Year Ended December 31,
                                                                            -----------------------
                                                                             2001           2002
                                                                             ----           ----
Current deferred tax liabilities:
Inventories...........................................     Germany             (1)          --
Amortizations expense ................................     U.S.                (3)          (4)
Deduction in purchase in lieu of cost of sales .......     Mexico             (25)         (19)
                                                                            -----        -----
Total current deferred tax liabilities ...............                        (29)         (23)
                                                                            -----        -----

Noncurrent deferred tax liabilities:

Property, plant and equipment ........................     Mexico            (119)         (75)
Property, plant and equipment ........................     U.S.              (488)        (486)
Property, plant and equipment ........................     France             (25)          --
Property, plant and equipment ........................     Trinidad            (5)         (60)
Property, plant and equipment and others .............     Germany            (24)          (9)
Investment in joint ventures .........................     U.S.               (51)         (51)
Debt issuance costs ..................................     Mexico              (2)          --
Imputed interest .....................................     Mexico              (2)          (2)
Employee benefit costs ...............................     Trinidad            --           (5)
Net operating losses and alternative minimum tax .....     Germany             (7)          --
Others................................................     U.S.                (1)          (1)
Others................................................     Germany             --           (2)
Others................................................     Canada              (4)          --
Others................................................     Mexico               1           --
                                                                            -----        -----
Total noncurrent deferred tax liabilities ............                       (727)        (691)
                                                                            -----        -----
Total deferred tax liabilities .......................                       (756)        (714)
                                                                            -----        -----
                                                                            $ 148        $ 379
                                                                            =====        =====

    At December 31, 2002, the Company had a valuation allowance of $63 ($76 at December 31, 2001) to reduce its deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from tax loss operating carryforwards and capital loss carryforwards in France as well as other temporary timing differences. In France, tax loss operating carryforwards and capital loss carryforwards have no expiration date. The utilization of tax operating carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses. In addition, capital loss carryforwards can only be offset against capital gains. The reduction in the total valuation allowance for the year ended December 31, 2002 arises principally from a reduction in the temporary timing differences between the fiscal and commercial valuation of certain balance sheet items as well as a limited utilization of the tax loss carry forward. Offsetting this reduction was a decrease in the valuation allowance attributable to French net operating losses.

    At December 31, 2002, based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary timing differences are anticipated to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances, at December 31, 2002. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

    The Company has not provided any deferred income taxes on the undistributed earnings of its foreign subsidiaries based upon its determination that such earnings will be indefinitely reinvested. At December 31, 2002, the cumulative undistributed earnings of these subsidiaries were approximately $321 million ($162 million at December 31, 2001). If such earnings were not considered indefinitely reinvested, deferred foreign income taxes would have been provided, after consideration of estimated foreign tax credits. However, determination of the amount of deferred federal and foreign income taxes is not practical.

Tax loss carry forward

The expiration limits for tax loss carry forwards at various operating subsidiaries are as follows:

U.S.  ...............................................2019 to 2021
Mexico...............................................2003 to 2012
Canada...............................................2009 to 2010
Germany..............................................indefinite
Trinidad.............................................indefinite
France...............................................indefinite
Netherlands..........................................indefinite


NOTE 13: OTHER OPERATING EXPENSES

Other operating expenses include:

                                                                     Year Ended December 31,
                                                                     -----------------------
                                                                      2000    2001    2002
                                                                      ----    ----    ----
Closure of Company's Irish Operating Subsidiary ..................    $  --   $  17   $  --
Arbitration settlement with respect to a scrap supply contract....       --      19      --
Write-down in value of certain e-commerce software(1) ............       --      17      --
Impairment loss on oceangoing vessels(1) .........................       --      22      --
Write-off of Empire Mine investments .............................       --      --      39
Impairment loss on 2A Bloomer and 21" Bar Mill ...................       --      --      23
                                                                       ----   -----   -----
                                                                       $ --   $  75   $  62
                                                                       ====   =====   =====

(1) Certain regroupings have been made to the prior period's financial statements in order to conform to 2002 groupings.



NOTE 14: RESERVES

                                           Balance at      Additions charged to   Deduction/       Balance at
                                       December 31, 2001      cost & expenses      release      December 31, 2002
                                       -----------------      ---------------      -------      -----------------
Accounts receivable ..................      $   31               $   12            $   2              $   41
Inventories ..........................          40                    3                4                  39
Environmental ........................          27                    1               --                  28
Shutdown reserves ....................          25                   --                2                  23
Voluntary severance offer and other...           2                   --                1                   1
Deferred tax valuation allowances.....          76                   --               13                  63



NOTE 15: COMMITMENTS

    The Company leases various facilities, land and equipment under non-cancelable lease arrangements which expire at various dates through 2031. In most cases, management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.

    Future minimum lease payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

Year ending

2003      ................................................   $   18
2004      ................................................       17
2005      ................................................       15
2006      ................................................        7
2007      ................................................        5
Thereafter................................................       45
                                                             ------
Total minimum lease payments..............................   $  107
                                                             ======

    Rent expense amounted to $35, $29 and $27 for the years ended December 31, 2000, 2001 and 2002, respectively.

    In the normal course of business, the Company enters into various long-term raw material supply contracts which generally provide for the purchase prices to be negotiated annually based on market prices.

    In the ordinary course of its business the Company has guaranteed certain debts of its subsidiaries, totaling $1,600.

    The Company's Operating Subsidiary in the U.S. has an agreement with the Pension Benefit Guaranty Corporation ('PBGC') to provide certain financial assurances with respect to its pension plan. In accordance with this agreement, the Company provided the PBGC a letter of credit in the amount of $160, made a cash contribution of $108.6 in 2001 and $30.7 in 2000 to the Pension Trust and committed to certain minimum funding requirements, including to fund normal cost of the pension plan plus, through 2003, an additional $5 per year. Included in the 2001 payments was a prepayment of the entire 2002 obligation and a portion of the 2003 obligation. The U.S. Operating Subsidiary made a further payment of $54.5 during the first quarter of 2003. In addition, the U.S. Operating Subsidiary granted to the PBGC a first priority lien on selected assets. Also, Ryerson Tull, Inc., the former parent of the U.S. Operating Subsidiary, provided a $50 guaranty of the U.S. Operating Subsidiary payment obligations with respect to its pension plan. These guarantees expire on July 16, 2003 unless renewed. The agreement has a term of at least five years or at least until certain financial tests are met, whichever is later, however, the agreement could terminate within five years if the pension plan is terminated or the U.S. Operating Subsidiary is sold and the purchaser meets certain tests.

    The Company's Operating Subsidiary in the U.S. has guaranteed $67 of long-term debt attributable to I/N Kote, one of its equity investments.

    The Company's Operating Subsidiary in the U.S. has a 15 year agreement, with approximately 11 years remaining, with a third party to purchase approximately
1.2 million tons of coke annually, on a take or pay basis at prices determined by certain cost factors from a heat recovery coke battery facility located on land leased to the third party. Under a separate tolling agreement with another third party, the Company's U.S. Operating Subsidiary has committed to pay tolling charges over approximately 11 remaining years to desulpharize fuel gas from the coke battery and to convert the heat output from the coke battery to electrical power and stream. At December 31, 2002 and 2001, the estimated minimum tolling charges remaining over the life of this agreement were approximately $225 and $254 respectively.

    The Company's Operating Subsidiary in the U.S. has, as a part of the agreement covering the 1990 sale of the Inland Lime & Stone Company division assets, agreed, subject to certain exceptions, to purchase at prices which approximate market, its annual limestone needs through 2002. With the completion of that agreement, the Company's Operating Subsidiary in the U.S. is considering competitive bids for its limestone needs for 2003 and beyond.

    The Company's Operating Subsidiary in the U.S. has a total amount of firm commitments to contractors and suppliers in connection with construction projects primarily related to additions to property, plant and equipment for an amount of $7 million at December 31, 2002, and $3 at December 31, 2001.

    In the fourth quarter of 2002, the Company's U.S. Operating Subsidiary recognized a write-off amounting to $39 for the assets associated with the Empire Mine Partnership. The U.S. Operating Subsidiary agreed to sell part of its interest in the Empire Partnership to a subsidiary of Cleveland-Cliffs Inc. for 'one' U.S. Dollar thereby reducing its interest to 21%. Cleveland-Cliffs,

Inc. will indemnify the Operating Subsidiary for liabilities associated with the Operating Subsidiary's continuing ownership interest in the Empire Partnership. The U.S. Operating Subsidiary will have the option to sell its remaining interest in the Empire Partnership for 'one' U.S. Dollar to a subsidiary of Cleveland-Cliffs Inc. at any time after December 31, 2007. In addition, for twelve years, the U.S. Operating Subsidiary will purchase from subsidiaries of Cleveland-Cliffs all of its pellet requirements beyond those produced by the Minorca Mine and such subsidiary's remaining interest in Empire. The U.S. Operating Subsidiary will pay a price for such pellets based on an agreed methodology which is fixed for 2003 and 2004 and will be adjusted thereafter based on a formula.

    Under the new 10 5/8% Senior Structured Export Certificates (the 'New SENs') of Imexsa Export Trust No. 96-1 issued in exchange for outstanding 10 1/8% Senior Structured Export Certificates of Imexsa Export Trust No. 96-1 (See Notes 9 and 19), the Company's Mexico Operating Subsidiary is committed to sell steel slabs to Mitsubishi Corporation and other customers with a Standard & Poor's Ratings Services and Moody's Investor Service, Inc. credit rating no lower than Mitsubishi during the term of the agreement, which expires in May 31, 2005, based on sufficient volumes of slabs to generate receivables in each quarter in an aggregate face amount equal to 2 times the scheduled quarterly debt service (principal and interest) of the New SENs. The selling price of steel slabs to Mitsubishi Corporation or other customer for any quarter is derived from a formula based on the market price.

    In August 1999, the Company's Mexican subsidiary entered into a long-term slab supply agreement commencing in January 2001, with a local customer APM S.A. de C.V., whereby the customer will purchase 75% of its total slab requirements at 99% of the weighted average FOB Stowed base price for Mexican subsidiary's non-affiliated customers plus the quality extras. In the year 2002, the Mexican Subsidiary shipped approximately 0.817 million tonnes under this contract.

    On February 8, 2001, the Company's Mexican Subsidiary entered into a three year agreement for the period January 1, 2001 to December 31, 2003, with Pemex Gas y Petroquimica Basica to purchase 25,350 Gcal per day of natural gas at a fixed price of $4 per mmbtu excluding transportation charges.

    Pursuant to its agreement with ISCOTT, the Company was required to offer new shares representing 40% of its Trinidad Operating Subsidiary's total issued share capital in a public offering to Trinidad and Tobago nationals and locally controlled corporations by June 30, 1998. The Agreement also provides that such offering must be made at a fair price and on such other terms to be negotiated, and in default of agreement, by the Trinidad and Tobago Stock Exchange (TTSE). The Government extended the deadline to make the offering in the second half of 2000 and has also agreed in principle, as an alternative arrangement, to allow the shares of Ispat International to be listed and offered on the TTSE. The Company is currently working with the Government to resolve the requirement.

    In September 2002, the Company's Operating Subsidiary in Trinidad agreed with the National Gas Company of Trinidad and Tobago Limited ('NGC') to pay outstanding amounts for gas supplied whereby they agreed to pay to NGC approximately $5 in 2002 and approximately $13 in monthly installments in each of 2003 and 2004 towards the outstanding balance including interest. The Operating Subsidiary has further agreed to accelerate certain of these payments to NGC in the event of increased cash flow under a variable factor method.

    The Company's Operating Subsidiary in Trinidad had an agreement with a third party to purchase between 2.5 and 4.5 million metric tons of direct reduction iron ore pellets annually, for ten years, on a take or pay basis. In 2002 the parties reached an agreement to replace the remainder of the contract with annually negotiated purchase agreements and have accordingly entered into an agreement for purchase of 2.5 million metric tons of direct reduction iron ore pellets between January 1, 2002 and February 28, 2003. It is anticipated that in 2003 a further annual purchase agreement will be negotiated.

NOTE 16: CONTINGENCIES

    In the ordinary course of its business, the Company is party to various legal actions.

    The U.S. Operating Subsidiary is involved in various environmental and other administrative or judicial actions initiated by governmental agencies. While it is not possible to predict the results of these matters, it does not expect environmental expenditures, excluding amounts that may be required in connection with the 1993 Consent Decree in the 1990 Environmental Protection Agency ('EPA') lawsuit, to materially affect the results of operations or financial position. Corrective actions relating to the EPA Consent Decree may require significant expenditures over the next several years that may be material to the results of operations, the financial position and the liquidity of the Company. At December 31, 2002, the reserves for environmental liabilities totaled $28, $22 of which is related to the sediment remediation under the 1993 EPA Consent Decree. At December 31, 2001, those amounts had been $27 and $21, respectively.

    The Company's Operating Subsidiary in the U.S. is anticipated to make capital expenditures of $2 to $5 annually in each of the next five years for construction, and have ongoing annual expenditures (non-capital) of $35 to $40 for the operation of air and water pollution control facilities to comply with current federal state and local laws and regulations.

    The U.S. Operating Subsidiary and an independent, unaffiliated producer of raw materials are parties to a long-term supply agreement under which the U.S. Operating Subsidiary was obligated to fund an escrow account to indemnify said producer of raw materials against a specific contingency. Contributions to the escrow were determined by the agreement and the funds were restricted from the U.S. Operating Subsidiary's use while in the escrow. The U.S. Operating Subsidiary received full recovery of $39, the escrowed amount, in April of 2001. No further contributions to the escrow are required at this time as the U.S. Operating Subsidiary believes the likelihood of the specific contingency occurring is remote.

    In December 2001, the Company's Operating Subsidiary in Trinidad settled arbitration proceedings with respect to a scrap supply contract. This amounted to $21 of which $16 was paid in cash and the balance of $5 is being paid in twelve quarterly installments which started on March 31, 2002. No interest is to accrue on the remaining balance unless the remaining installments are not paid when due. During 2002 a claim by a third party for alleged entitlement to the settlement monies was the subject of separate proceedings in Trinidad which have been settled without any additional liability on the Company.

    On March 5, 2002, as a result of an investigation under the U.S. law ('Section 201'), the U.S. President imposed trade remedies affecting imports into the United States of numerous steel products. Those remedies included 30% tariff rate increases for hot rolled sheet, cold rolled sheet, coated sheet, and hot rolled bar with the rates declining to 24% in year two and 18% in year three. These four product lines represent the core of the U.S. Operating Subsidiary production and sales.

    Several foreign supplying countries challenged the U.S. President's action through the dispute resolution procedures of the World Trade Organization ('WTO'). The Section 201 remedy has allowed the U.S. Operating Subsidiary to increase U.S. prices for some of the covered products, including hot rolled bar, benefiting the U.S. Operating Subsidiary's financial position. However, subsequent to the imposition of the Section 201 remedy, the U.S. government granted a number of exclusions to the remedy for products of the types that are made by the U.S. Operating Subsidiary. Most notably, exclusions in the form of duty-free quotas were granted for foreign producers of interstitial-free carbon sheet and leaded hot rolled bar.

    By allowing a significant volume of products to enter without the tariff rate increases of 30% in the first year, 24% in the second year and 18% in the third and final year, these quota exclusions will lessen the benefit of the
Section 201 remedy to the U.S. Operating Subsidiary. The U.S. government also granted the U.S. Operating Subsidiary's request for a 250,000 ton exclusion for interstitial-free slab to be imported pursuant to a furnace-relining certification.

    Imports from the Mexico Operating Subsidiary and the Canadian Operating Subsidiary were exempted from the Section 201 tariff rate increases pursuant to provisions of the North American Free Trade Agreement ('NAFTA'). Those exceptions should permit these companies to maintain historical access to U.S. markets during the three year period of relief. The NAFTA exemption could be modified if it is determined that increased imports constitute a 'surge' within the meaning of U.S. law. The effect on the European Operating Subsidiaries is expected to be modest given their historically low level of exports to the U.S. A number of WTO-member developing countries have also been exempted from the remedy. However, the developing country exemption can also be revoked if a 'surge' is shown, and a number of domestic producers have filed for the revocation of the exempt status for a number of WTO-member developing countries.

    The March 2002 Section 201 remedy does not cover steel wire rod, the product sold in the United States by the Trinidad Operating Subsidiary. However, as a result of an earlier Section 201 proceeding relating to steel wire rod, the Trinidad Operating Subsidiary received a 247,000 annual quota with a 5% duty above this level, which has restricted the Operating Subsidiary's ability to sell steel wire rod to the U.S. market. This restriction for wire rod comes to an end on March 1, 2003. The impact of the wire rod tariff rate quotas on the European Operating Subsidiaries has been negligible.

    In 2002, U.S. trade agencies also made affirmative determinations under U.S. anti-dumping ('AD') and countervailing duty ('CVD') laws for steel wire rod. The Trinidad Operating Subsidiary, the Canadian Operating Subsidiary, and the European Operating Subsidiaries companies were required to post bonds on their exports to the U.S. in 2001, and in 2002 final dumping and CVD margins were issued. For the Trinidad Operating Subsidiary, the margins were 11.40% and 0% respectively which entitles the Company to receive a refund of the CVD already paid. For the Canadian Operating Subsidiary, the margins were 3.86% and 6.61%. The latest margins are being appealed by the Canadian Operating Subsidiary and the Government of Quebec. No margins were assessed against the European Operating Subsidiaries, since the investigation was terminated as to Germany following a finding of 'negligibility' in the German AD case.

    In late April 2002, the U.S. Department of Commerce issued preliminary anti-dumping duty margins against cold rolled imports from 20 countries. However, in late 2002 the U.S. ITC issued negative final injury determinations against all 20 countries, terminating the investigations and eliminating the duties. The effect on the U.S. Operating Subsidiary is likely to be somewhat negative. The U.S. petitioners have appealed the decision to the U.S. Court of International Trade.

    In the aftermath of the U.S. President's imposition of tariff rate increases under Section 201, the European Union announced in September 2002 that it would impose additional duties ranging from 17.5 to 26% on 7 steel products imported above levels established in new quotas. Three additional products are still under investigation. The remedy will remain in effect until the U.S. Section 201 steel remedy is abolished. The products covered include bars and coils produced by European Operating Subsidiaries and may therefore have a positive effect on the prices these companies obtain for their products in the European Union. The European Union originally announced its intention to retaliate against the U.S.
Section 201 remedies, but it has been at least temporarily placated by the granting of exclusions discussed above. The negative impact of these actions on non-European Company subsidiaries is expected to be negligible since their exports to Europe are modest.

    On March 22, 2002, the Canadian government initiated a safeguard investigation by asking its International Trade Tribunal ('ITT') to investigate whether increased imports of certain steel products are causing or threatening to cause injury to Canadian steel producers. In a report issued in July of 2002, the ITT found injury on a range of products, including plate, pipe, and cold rolled sheet and bar. In August 2002 report, the ITT recommended additional tariffs ranging from 7% to 25% above a quota level based on historical imports. The ITT found that U.S. imports, for all products except reinforcing bar, substantially contributed to the injury and recommended that U.S. imports not be exempted from the safeguard remedy under NAFTA. As at the end of 2002, the Canadian government has not yet acted on the ITT recommendations. At this time the potential impact of this action on the Canadian Operating Subsidiary and other Company subsidiaries is uncertain.

    Under the U.S. Continued Dumping and Subsidy Offset Act of 2000 ('CDSOA'), commonly known as the 'Byrd amendment,' the U.S. Operating Subsidiary was awarded approximately $1 in collected customs duties, based on its participation in or support for various U.S. AD and CVD cases. The payment is based on 'qualifying expenditures' and is distributed to U.S. steel companies out of funds collected from foreign producers under AD and CVD orders. On September 2, 2002, the WTO issued a final ruling condemning the CDSOA. In its ruling the WTO recommended that the U.S. repeal the Byrd amendment in order to comply with its findings. The U.S. government has appealed the decision, but the future of the CDSOA and offset distributions is questionable.

    While several of the developments described above may be expected to benefit certain subsidiaries of the Company, there can be no assurance that potential benefits will ultimately accrue because of WTO challenges, exclusion requests, and various economic uncertainties.

    The European Commission has raised claims of (euro) 47 million for repayment by DSG Dradenauer Stahlgesellschaft mbH ('DSG') of loan amounts alleged to qualify as improper subsidies from the City of Hamburg. These subsidies are claimed to be contradictory to the European Commission's rulings on competitive markets in the steel industry and the European Commission has initiated legal action to settle the matter. In April 2002, the European Court of Justice decided that the loan was an unauthorized subsidy under the EC law. DSG has stated that the loan is fully repaid. The court in Hamburg, Germany has confirmed the position of DSG. An appeal is now pending in the German courts and a decision is expected in middle 2003. The Company cannot predict the final outcome of these proceedings. In August 2002, DSG was sold, the final purchase price to be determined on December 31, 2004 based on the shareholders' equity of DSG at that date. DSG is no longer a subsidiary of the Company.

    Pursuant to a constitutional challenge to the 1999 Tax Reforms of the Mexican Tax Code's Consolidation Regime by the Company's Mexican holding company, Grupo Ispat International S.A. de C.V. ('Grupo'), Grupo and or consolidated subsidiaries had to pay the difference between the provisional amount paid under the old rules and the provisional amount required under the new rules adjusted for actualization and penalties. The net amount payable according to the authorities was approximately $13 and this was paid in full in June 2002. In December 2002, a settlement agreement was signed with the Mexican tax authorities concerning the final amount.

    On April 15, 2002, the Administration Portuaria Integral de Lazaro Cardenas S.A. de C.V. ('API') initiated before the General Office of Ports (Direccion General de Puertos) the process for the cancellation of the registration of the partial assignment of rights that Ispat Servicios Portuarios S.A. de C.V. ('ISP'), a subsidiary of the Company's Operating Subsidiary in Mexico had entered into with the API for use and benefit from the multiple-use terminal located in the Port of Lazaro Cardenas, Mexico. This was challenged by ISP. As a result of negotiations, new authorizations have been obtained from API and the General Customs Administration in favor of Grupo's subsidiary, Ispat Portuarios, SA de CV in order for it to operate the terminal.

    In the Autumn of 2002, three subsidiaries of the Company (Trefileurope S.A., Trefileurope Italia S.r.l. and Fontainunion S.A.), along with other European manufacturers of pre-stressed wire and strands steel products, received notice from the European Commission that it was conducting an investigation into possible anti-competitive practices. The Company and its subsidiaries are cooperating fully with the European Commission in this investigation. Should the European Commission find that the companies have breached the EC law, it may impose a fine on the Company or companies that it holds responsible for the conduct, through decisive influence or otherwise. The fine levied cannot exceed the limit set in Article 15(2) of EC Council Regulation 17/62. The Company is currently unable to assess the ultimate outcome of the proceedings before the European Commission or the amount of any fines that may result. As the alleged anti-competitive activities would have taken place in large part prior to the acquisition of the subsidiaries, the Company has notified the previous owners that it will hold them liable for all consequences of the investigation.

NOTE 17: SEGMENT AND GEOGRAPHIC INFORMATION

    The management considers the Company's steel operation to be a single business segment. As the Company has no operations in its home country of the Netherlands, all of its sales are considered to be foreign sales. Annual sales to any individual customer did not exceed 10% of total sales in any of the periods presented.

    Information with respect to the Company's operations in different geographic areas is as follows:

                                                    Americas                             Europe
                                     ---------------------------------------    --------------------------
                                      U.S.      Mexico    Canada    Trinidad    France   Germany   Ireland     Others &    Consoli-
                                                                                                             Eliminations   dated
Year ended December 31, 2000
Sales to unaffiliated customers     $ 2,505    $   813    $   622   $   123    $   564   $   635    $    81    $    --    $ 5,343
Net sales                             2,439        841        609       233        534       664         86       (309)     5,097
Operating income                         36        116         89                   25        53         (1)        (3)       315
Total assets at December 31, 2000     3,185      1,678        907       549        293       409         68     (1,111)     5,978
Depreciation                            106         15         16        18          5        10          4          3        177
Capital expenditures                     83         30         19        10         13        10          3         16        184

Year ended December 31, 2001

Sales to unaffiliated customers     $ 2,212    $   534    $   503   $   103    $   535   $   582    $    17    $    --    $ 4,486
Net sales                             2,143        481        479       285        508       620         17       (255)     4,278
Operating income                       (127)       (49)        21       (11)        15        31         (2)       (72)      (194)
Total assets at December 31, 2001     3,080      1,480        857       528        266       327         --     (1,225)     5,313
Depreciation                            104         21         19        18          6         5          1          3        177
Capital expenditures                     29         22         13         9         15        10                    (1)        97

                                                    Americas                          Europe
                                      ------------------------------------   -------------------------
                                      U.S.     Mexico    Canada   Trinidad   France   Germany  Ireland     Others &    Consoli-
                                                                                                         Eliminations   dated
Year ended December 31, 2002

Sales to unaffiliated customers     $ 2,388   $   588   $   557   $   129   $   618   $   609    $--      $    --      $ 4,889
Net sales                             2,316       654       534       322       598       673     --         (451)       4,646
Operating income                         33        57        41        18        38        (7)    --          (38)         142
Total assets at December 31, 2002     3,162     1,449       883       523       451       377     --       (1,333)       5,512
Depreciation                             99        21        20        19         7         7     --            4          177
Capital expenditures                     52         9        14         6        10        16     --            1          108

NOTE 18: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

The senior notes issued by Ispat Europe will be jointly, severally, fully and unconditionally guaranteed on a senior basis by Ispat International, Ispat Germany GmbH, Ispat Hamburger Stahlwerke GmbH, Ispat Stahlwerk Ruhrort GmbH and Ispat Walzdraht Hochfeld GmbH. Presented below is condensed consolidating financial information for:

    *   Ispat International on a parent company only basis;
    *   Ispat Europe on a parent company only basis;
    * Ispat Europe's guarantor subsidiaries, Ispat Germany GmbH, Ispat Hamburger Stahlwerke GmbH, Ispat Stahlwerk Ruhrort GmbH and Ispat Walzdraht Hochfeld GmbH on a combined basis;
    *   Ispat Europe's non-guarantor subsidiary, Ispat Unimetal
    *   Ispat Europe eliminations; and
    *   Ispat Europe consolidated.
    *   Ispat International's non-guarantor subsidiaries, on a combined basis;
    *   Ispat International eliminations; and
    *   Ispat International and subsidiaries consolidated.

Ispat Europe has no business operation of its own. Accordingly, it can only pay dividends or distributions to the extent it is able to arrange a distribution from its subsidiaries, recognize gain from the sale of its assets or records share premium from the issuance of common shares. Ispat Europe and its operating subsidiaries are subject to certain restrictions under the terms of certain of their debt agreements for paying dividends. As a result, $7 million of Ispat Europe's retained earnings are free of restriction for the payment of dividends as at December 31, 2002.

Condensed consolidating statements of income for the year ended
December 31, 2000



                                                                               Ispat Europe - Issuer Subsidiary
                                                                   ----------------------------------------------------------
                                                                                             Ispat
                                                        Ispat        Ispat       Ispat       Europe -
                                                    International - Europe -    Europe -     Non-         Ispat           Ispat
                                                        Parent       Parent     Subsidiary   Guarantor    Europe -        Europe-
                                                       Company      Company     Guarantors   Subsidiary   Eliminations  Consolidated
                                                     ------------- -----------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Sales                                                         $ -          $ -      $ 692       $ 586      $ (36)      $ 1,242
Costs and expenses:
    Cost of sales (exclusive of depreciation shown              -            -        595         511        (29)        1,077
    separately below)
    Depreciation                                                -            -         10           5           -           15
    Selling, general and administrative                        13            -         34          40         (7)           67
------------------------------------------------------------------------------------------------------------------------------------
                                                             (13)                      53          30           -           83
Operating income

Equity in earnings of subsidiaries                            111           62          -           -        (62)            -
Other income (expense) - net                                    -            -          1           -           -            1
Financing costs:
    Net interest income (expense)                               1            -        (7)         (2)           -          (9)
    Net gain (loss) from foreign exchange                       -            -          -           -           -            -
------------------------------------------------------------------------------------------------------------------------------------
                                                               99           62         47          28        (62)           75
Income before taxes
Income tax (benefit) expense:

    Current                                                     -            -          3           1           -            4
    Deferred                                                    -            -          9           -           -            9
------------------------------------------------------------------------------------------------------------------------------------
                                                             $ 99         $ 62       $ 35        $ 27      $ (62)         $ 62
Net income
------------------------------------------------------------------------------------------------------------------------------------


    Ispat
International      Ispat               Ispat
   - Non-       International      International
  guarantor         -                    -
  Subsidiaries  Eliminations        Consolidated
-------------------------------------------------

$ 4,176               $ (75)            $ 5,343

  3,657                 (64)              4,670

    162                    -                177
    104                  (3)                181
-----------------------------------------------
    253                  (8)                315


      -                (111)                  -
     23                  (1)                 23

  (208)                    -               (216)
      -                    -                  -
-----------------------------------------------
     68                (120)                122


     16                    -                 20
    (6)                    -                  3
-----------------------------------------------
  $  58              $ (120)               $ 99

-----------------------------------------------

Condensed consolidating statements of comprehensive income for the year ended December 31, 2000


                                                                               Ispat Europe - Issuer Subsidiary
                                                                   ----------------------------------------------------------
                                                                                             Ispat
                                                        Ispat        Ispat       Ispat       Europe -
                                                    International - Europe -    Europe -     Non-         Ispat           Ispat
                                                        Parent       Parent     Subsidiary   Guarantor    Europe -        Europe-
                                                       Company      Company     Guarantors   Subsidiary   Eliminations  Consolidated
                                                     ------------- -----------------------------------------------------------------

Net income                                                   $ 99         $ 62        $ 35        $ 27      $ (62)        $ 62
Other comprehensive income (loss)                            (50)            -        (10)         (2)           -        (12)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                         $ 49         $ 62        $ 25        $ 25      $ (62)        $ 50
------------------------------------------------------------------------------------------------------------------------------------

    Ispat
International      Ispat               Ispat
   - Non-       International      International
  guarantor         -                    -
  Subsidiaries  Eliminations        Consolidated
-------------------------------------------------
   $ 58               $ (120)              $ 99
    (38)                  50                (50)
-------------------------------------------------
   $ 20                $ (70)              $ 49
-------------------------------------------------

Condensed consolidating statements of cash flows for the year ended December 31, 2000


                                                                               Ispat Europe - Issuer Subsidiary
                                                                   ----------------------------------------------------------
                                                                                             Ispat
                                                        Ispat        Ispat       Ispat       Europe -
                                                    International - Europe -    Europe -     Non-         Ispat           Ispat
                                                        Parent       Parent     Subsidiary   Guarantor    Europe -        Europe-
                                                       Company      Company     Guarantors   Subsidiary   Eliminations  Consolidated
                                                     ------------- -----------------------------------------------------------------
Net cash provided by operating activities                    $ 65            $-        $ 59         $ 15         $ -         $ 74
------------------------------------------------------------------------------------------------------------------------------------

Investing activities:
    Purchases of property, plant and equipment                (1)             -         (9)         (13)           -         (22)
    Proceeds from sale of investment  including                 -             -           -            -           -            -
    affiliates and joint ventures
    Investment in affiliates and joint ventures              (45)             -           -
    Other                                                       -             -         (1)            -           -          (1)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities             (46)             -        (10)         (13)           -         (23)
------------------------------------------------------------------------------------------------------------------------------------

Financing activities:
    Proceeds from payable to banks                              -             -          16            5           -           21
    Proceeds from long-term debt                                -             -           -            -           -            -
    Payments of payable to banks                                -             -        (26)            -           -         (26)
    Payments of long-term debt payable to unrelated             -             -         (4)          (1)           -          (5)
    parties
    Payments of long-term debt payable to                       -             -        (31)         (14)           -         (45)
    affiliated
    Purchase of treasury stock                                (1)             -           -            -           -            -
    Dividends                                                (18)             -           -            -           -            -
    Issue of  share capital - net                               -             -           -            -           -            -
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                        (19)             -        (45)         (10)           -         (55)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents            -             -           4          (8)           -         (4)
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                         -             -         (5)          (1)           -         (6)
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
    At the beginning of the year                                1             -          12           14           -          26
------------------------------------------------------------------------------------------------------------------------------------
    At the end of the year                                    $ 1           $ -        $ 11          $ 5         $ -        $ 16
------------------------------------------------------------------------------------------------------------------------------------


    Ispat
International      Ispat               Ispat
   - Non-       International      International
  guarantor         -                    -
  Subsidiaries  Eliminations        Consolidated
-------------------------------------------------

     $ 256             $ (14)        $ 381
-------------------------------------------------


     (161)                  -        (184)
        23                  -           23

      (25)                 45         (25)
       (8)                             (9)
-------------------------------------------------
     (171)                 45        (195)
-------------------------------------------------


     2,273                  -        2,294
       321               (24)          297
   (2,315)                         (2,341)
     (359)                (6)        (370)

         1                 44            -

         -                  -          (1)
         -                            (18)
        45               (45)            -
-------------------------------------------------
      (34)               (31)        (139)
-------------------------------------------------
        51                  -           47
-------------------------------------------------
         3                  -          (3)
-------------------------------------------------

       143                  -          170
-------------------------------------------------
     $ 197                $ -        $ 214
-------------------------------------------------

Condensed consolidating balance sheets as of December 31, 2001


                                                                               Ispat Europe - Issuer Subsidiary
                                                                   ----------------------------------------------------------
                                                                                             Ispat
                                                        Ispat        Ispat       Ispat       Europe -
                                                    International - Europe -    Europe -     Non-         Ispat           Ispat
                                                        Parent       Parent     Subsidiary   Guarantor    Europe -        Europe-
                                                       Company      Company     Guarantors   Subsidiary   Eliminations  Consolidated
                                                     ------------- -----------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                                 $ -          $ -        $ 17         $ 4          $-        $ 21
    Trade accounts receivable                                   -            -          58          86           -         144
    Inventories                                                 -            -          72          95           -         167
    Other current assets                                       43           14          51          13        (41)          37

------------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                       43           14         198         198        (41)         369
Property, plant and equipment - net                             -            -          89          70           -         159
Investments in affiliates                                     465          367          10       1,270     (1,637)          10
Other assets                                                    5            8          16           3           -          27
------------------------------------------------------------------------------------------------------------------------------------
    Total assets                                            $ 513        $ 389       $ 313     $ 1,541   $ (1,678)       $ 565
------------------------------------------------------------------------------------------------------------------------------------


Liabilities and shareholders' equity
Current liabilities:

    Payable to banks and current portion of                   $ -          $ 4        $ 10        $ 21         $ -        $ 35
     long-term debt
    Trade accounts payable                                      -            -          61          90           -         151
    Accrued expenses and other current liabilities            175           35          57          91        (77)         106
------------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                 175           39         128         202        (77)         292
Long-term debt                                                  -          119           -           1           -         120
Deferred employee benefits                                      -            -          23          39           -          62
Other long-term obligations                                     -            -          15          15           -          30

------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                         175          158         166         257        (77)         504

Shareholders' equity                                          338          231         147       1,284     (1,601)          61
    Total liabilities and shareholders' equity              $ 513        $ 389       $ 313     $ 1,541   $ (1,678)       $ 565
------------------------------------------------------------------------------------------------------------------------------------


    Ispat
International      Ispat               Ispat
   - Non-      International       International
  guarantor         -                    -
  Subsidiaries  Eliminations        Consolidated
-------------------------------------------------

   $ 64                   $ -         $ 85
    307                     -          451
    642                   (4)          805
  2,032               (2,010)          102

-------------------------------------------------
  3,045               (2,014)        1,443
  2,965                  (15)        3,109
    289                 (465)          299
    450                  (20)          462
-------------------------------------------------
$ 6,749             $ (2,514)      $ 5,313
-------------------------------------------------




  $ 307                 $ (4)        $ 338

    389                     -          540
    563                 (513)          331
-------------------------------------------------
  1,259                 (517)        1,209
  1,921                     -        2,041
  1,431                     -        1,493
    202                     -          232
-------------------------------------------------
  4,813                 (517)        4,975

  1,936               (1,997)          338
$ 6,749             $ (2,514)      $ 5,313
-------------------------------------------------

Condensed consolidating statements of income for the year ended December
31, 2001


                                                                               Ispat Europe - Issuer Subsidiary
                                                                   ----------------------------------------------------------
                                                                                             Ispat
                                                        Ispat        Ispat       Ispat       Europe -
                                                    International - Europe -    Europe -     Non-         Ispat           Ispat
                                                        Parent       Parent     Subsidiary   Guarantor    Europe -        Europe-
                                                       Company      Company     Guarantors   Subsidiary   Eliminations  Consolidated
                                                     ------------- -----------------------------------------------------------------

Sales                                                         $ -          $ -      $ 630       $ 552      $ (38)      $ 1,144
Costs and expenses:
    Cost of sales (exclusive of depreciation shown              -            -        562         492        (29)        1,025
     separately below)
    Depreciation                                                -            -          5           6          8            19
    Selling, general and administrative                         6            -         34          36         (8)           62
    Other operating expense                                     -            -          -           -           -            -
-----------------------------------------------------------------------------------------------------------------------------------
                                                               (6)                     29          18         (9)           38
Operating income
Equity in earnings of subsidiaries                           (306)          33          -           -        (33)            -
Other income (expense) - net                                    -            -          2           -           -            2
Financing costs:

    Net interest income (expense)                               -          (12)        (2)         (2)          -          (16)
    Net gain (loss) from foreign exchange                       -            -          -           -           -            -
-----------------------------------------------------------------------------------------------------------------------------------
 Income before taxes
 Income tax (benefit) expense:                               (312)          21         29          16         (42)          24

    Current                                                     -            -          3           1           -            4
    Deferred                                                    -            -         (1)          -           -           (1)
-----------------------------------------------------------------------------------------------------------------------------------
                                                           $ (312)        $ 21       $ 27        $ 15      $ (42)         $ 21
Net income
-----------------------------------------------------------------------------------------------------------------------------------



    Ispat
International      Ispat               Ispat
   - Non-      International       International
  guarantor         -                    -
  Subsidiaries  Eliminations        Consolidated
-------------------------------------------------

     $ 3,631        $ (289)           $ 4,486

       3,517          (269)             4,273

         189             8                177
          91            (4)               155
           -            36                 75
---------------------------------------------
       (166)           (60)              (194)


          -            306                  -
        253           (242)                13


       (212)             -               (228)
       (126)           117                 (9)
---------------------------------------------
       (251)           121               (418)

          4              -                  8
       (115)             2               (114)
---------------------------------------------
     $ (140)         $ 119            $  (312)

---------------------------------------------

Condensed consolidating statements of comprehensive income for the year ended December 31, 2001


                                                                               Ispat Europe - Issuer Subsidiary
                                                                   ----------------------------------------------------------
                                                                                             Ispat
                                                        Ispat        Ispat       Ispat       Europe -
                                                    International - Europe -    Europe -     Non-         Ispat           Ispat
                                                        Parent       Parent     Subsidiary   Guarantor    Europe -        Europe-
                                                       Company      Company     Guarantors   Subsidiary   Eliminations  Consolidated
                                                     ------------- -----------------------------------------------------------------

Net income                                                $ (312)         $ 21        $ 27        $ 15      $ (42)        $ 21
Other comprehensive income (loss)                           (241)            -         (7)         (4)           -        (11)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                      $ (553)         $ 21        $ 20        $ 11      $ (42)        $ 10
------------------------------------------------------------------------------------------------------------------------------------


    Ispat
International      Ispat               Ispat
   - Non-       International       International
  guarantor         -                    -
  Subsidiaries  Eliminations        Consolidated
-------------------------------------------------

      $ (140)        $ 119            $ (312)
        (230)          241              (241)
-------------------------------------------------
      $ (370)        $ 360            $ (553)
-------------------------------------------------

Condensed consolidating statements of cash flows for the year ended December 31, 2001



                                                                               Ispat Europe - Issuer Subsidiary
                                                                    ----------------------------------------------------------
                                                                                             Ispat
                                                        Ispat        Ispat       Ispat       Europe -
                                                    International - Europe -    Europe -     Non-         Ispat           Ispat
                                                        Parent       Parent     Subsidiary   Guarantor    Europe -        Europe-
                                                       Company      Company     Guarantors   Subsidiary   Eliminations  Consolidated
                                                     ------------- -----------------------------------------------------------------

Net cash provided by operating activities                     $ 8           $15        $ 54          $ 3       $ (3)         $ 69
------------------------------------------------------------------------------------------------------------------------------------

Investing activities:

    Purchases of property, plant and equipment                  -             -         (10)         (15)          -          (25)
    Proceeds from sale of investment  including                 -             -          36            -           -           36
     affiliates and joint ventures
    Investment in affiliates and joint ventures               (13)            -           -            -           -            -
    Other                                                       -             -           -            -           -            -
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities              (13)            -          26          (15)          -           11
------------------------------------------------------------------------------------------------------------------------------------

Financing activities:
    Proceeds from payable to banks                              -             -           -           12           -           12
    Proceeds from long-term debt                                -           125           -            -           -          125
    Proceeds from long-term debt payable to                     -            10           -            -         (10)           -
      affiliated
    Payments of payable to banks                                -             -        (43)            -           -          (43)
    Payments of long-term debt payable to unrelated             -           (13)       (36)            -           -          (49)
      parties
    Payments of long-term debt payable to                       -           (13)         -             -          13            -
      affiliated
    Purchase of treasury stock                                 (1)            -          -             -           -            -
    Sale of treasury stock                                      5             -          -             -           -            -
    Dividends                                                   -          (122)         -             -           -         (122)
    Issue of share capital - net                                -             -          -             -           -            -
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                           4           (13)       (79)           12           3          (77)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents           (1)            2          1             -           -            3
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                         -            (2)         2            (1)          -           (1)
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
    At the beginning of the year                                1             -         14             5           -           19
------------------------------------------------------------------------------------------------------------------------------------
    At the end of the year                                    $ -           $ -       $ 17           $ 4         $ -         $ 21
------------------------------------------------------------------------------------------------------------------------------------


    Ispat
International      Ispat               Ispat
   - Non-      International       International
  guarantor         -                    -
  Subsidiaries  Eliminations        Consolidated
-------------------------------------------------

      $  (12)          $ (25)         $ 40
-------------------------------------------------



         (86)             14           (97)
          18             (17)           37

        (221)            242             8
           4               -             4
-------------------------------------------------
        (285)            239           (48)
-------------------------------------------------


       2,404               -         2,416
          14             (14)          125
         173            (173)            -

      (2,375)              -        (2,418)
        (211)             10          (250)

         (17)             17             -

           -               -            (1)
           -               -             5
         (65)            187             -
         240            (240)            -
-------------------------------------------------
         163            (213)         (123)
-------------------------------------------------
        (134)              1          (131)
-------------------------------------------------
           4              (1)            2
-------------------------------------------------

         194               -           214
-------------------------------------------------
        $ 64             $ -          $ 85
-------------------------------------------------

Condensed consolidating balance sheets as of December 31, 2002



                                                                               Ispat Europe - Issuer Subsidiary
                                                                    ----------------------------------------------------------
                                                                                             Ispat
                                                        Ispat        Ispat       Ispat       Europe -
                                                    International - Europe -    Europe -     Non-         Ispat           Ispat
                                                        Parent       Parent     Subsidiary   Guarantor    Europe -        Europe-
                                                       Company      Company     Guarantors   Subsidiary   Eliminations  Consolidated
                                                     ------------- -----------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                                 $ -          $ -        $ 21        $ 12         $-         $ 33
    Trade accounts receivable                                   -            -          67          71          -          138
    Inventories                                                 -            -          86         123          -          209
    Other current assets                                       95           16         113          19        (86)          62
------------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                       95           16         287         225        (86)         442
Property, plant and equipment - net                             -            -         112          92          -          204
Investments in affiliates                                     359          367          11           -       (367)          11
Other assets                                                    3            6          15           2          -           23
------------------------------------------------------------------------------------------------------------------------------------
    Total assets                                            $ 457        $ 389       $ 425       $ 319     $ (453)       $ 680
------------------------------------------------------------------------------------------------------------------------------------


Liabilities and shareholders' equity
Current liabilities:

    Payable to banks and current portion of                   $ -          $ 4        $ 16        $ 26        $ -         $ 46
     long-term debt
    Trade accounts payable                                      -            -          92         102          -          194
    Accrued expenses and other current liabilities            304           71          60          63        (72)         122
-----------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                 304           75         168         191        (72)         362
Long-term debt                                                  -          129           -           1          -          130
Deferred employee benefits                                      -            -          30          48          -           78
Other long-term obligations                                    25            1          21          30        (14)          38
-----------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                         329          205         219         270        (86)         608

Shareholders' equity                                          128          184         206          49       (367)          72
    Total liabilities and shareholders' equity              $ 457        $ 389       $ 425       $ 319     $ (453)       $ 680
-----------------------------------------------------------------------------------------------------------------------------------


    Ispat
International      Ispat               Ispat
   - Non-      International       International
  guarantor         -                    -
  Subsidiaries  Eliminations        Consolidated
-------------------------------------------------

      $ 44             $ -               $ 77
       391               -                529
       681             (17)               873
     2,068          (2,092)               133
---------------------------------
     3,184          (2,109)             1,612
     2,831               -              3,035
       246            (359)               257
       601             (19)               608
---------------------------------------------
   $ 6,862        $ (2,487)           $ 5,512
---------------------------------------------


   $   216        $      -            $   262

       413               -                607
       488            (509)               405
---------------------------------------------
     1,117            (509)             1,274
     1,892               -              2,022
     1,803               -              1,881
       144               -                207
---------------------------------------------
     4,956            (509)             5,384

     1,906          (1,978)               128
   $ 6,862        $ (2,487)           $ 5,512
---------------------------------------------

Condensed consolidating statements of income for the year ended December
31, 2002


                                                                               Ispat Europe - Issuer Subsidiary
                                                                    ----------------------------------------------------------
                                                                                             Ispat
                                                        Ispat        Ispat       Ispat       Europe -
                                                    International - Europe -    Europe -     Non-         Ispat           Ispat
                                                        Parent       Parent     Subsidiary   Guarantor    Europe -        Europe-
                                                       Company      Company     Guarantors   Subsidiary   Eliminations  Consolidated
                                                     ------------- -----------------------------------------------------------------
Sales                                                         $ -          $ -      $ 688       $ 574      $ (43)      $ 1,219
Costs and expenses:
    Cost of sales (exclusive of depreciation shown              4            2        609         530        (36)        1,105
     separately below)
    Depreciation                                                -            -          7           7                       14
    Selling, general and administrative                         7            2         35          39         (7)           69
    Other operating expense                                     -            -          -           -          -             -
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                              (11)          (4)        37          (2)         -            31
Equity in earnings of subsidiaries                             59           26          -           -        (26)            -
Other income (expense) - net                                    -            -          3           -          -             3
Financing costs:
    Net interest income (expense)                               1          (16)        (1)         (1)         -           (18)
    Net gain (loss) from foreign exchange                       -            -          -          (1)         -            (1)
-----------------------------------------------------------------------------------------------------------------------------------
Income before taxes                                            49            6         39          (4)       (26)           15
Income tax (benefit) expense:
    Current                                                     -            -          3           2          -             5
    Deferred                                                    -            -          4           -          -             4
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) before extraordinary income                  49            6         32         (6)        (26)            6
    Extraordinary gain                                          -            -          -           -           -            -
-----------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                           $ 49          $ 6       $ 32       $ (6)      $ (26)          $ 6
-----------------------------------------------------------------------------------------------------------------------------------


    Ispat
International      Ispat               Ispat
   - Non-       International      International
  guarantor         -                    -
  Subsidiaries  Eliminations        Consolidated
-------------------------------------------------

     $ 4,105         $ (435)        $ 4,889

       3,654           (407)          4,356

         163              -             177
          82             (6)            152
          62              -              62
-------------------------------------------
         144            (22)            142
           -            (59)              -
          18             (7)             14


        (185)            (1)           (203)
          27             (3)             23
-------------------------------------------
           4            (92)            (24)

          13              -              18
         (76)             -             (72)
-------------------------------------------
          67            (92)             30
          19              -              19
-------------------------------------------
        $ 86          $ (92)           $ 49
-------------------------------------------

Condensed consolidating statements of comprehensive income for the year ended December 31, 2002


                                                                               Ispat Europe - Issuer Subsidiary
                                                                    ----------------------------------------------------------
                                                                                             Ispat
                                                        Ispat        Ispat       Ispat       Europe -
                                                    International - Europe -    Europe -     Non-         Ispat           Ispat
                                                        Parent       Parent     Subsidiary   Guarantor    Europe -        Europe-
                                                       Company      Company     Guarantors   Subsidiary   Eliminations  Consolidated
                                                     ------------- -----------------------------------------------------------------

Net income                                                   $ 49       $   6        $ 32       $ (6)      $ (26)         $  6
Other comprehensive income (loss)                               -         (28)         30         10           -            12
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                         $ 49       $ (22)       $ 62       $  4       $ (26)         $ 18
-----------------------------------------------------------------------------------------------------------------------------------


    Ispat
International      Ispat               Ispat
   - Non-      International       International
  guarantor         -                    -
  Subsidiaries  Eliminations        Consolidated
-------------------------------------------------


      $ 86           $ (92)           -  $ 49
      (279)              4               (263)
-------------------------------------------------
    $ (193)          $ (88)           $  (214)
-------------------------------------------------

Condensed consolidating statements of cash flows for the year ended December 31, 2002



                                                                               Ispat Europe - Issuer Subsidiary
                                                                    ----------------------------------------------------------
                                                                                             Ispat
                                                        Ispat        Ispat       Ispat       Europe -
                                                    International - Europe -    Europe -     Non-         Ispat           Ispat
                                                        Parent       Parent     Subsidiary   Guarantor    Europe -        Europe-
                                                       Company      Company     Guarantors   Subsidiary   Eliminations  Consolidated
                                                     ------------- -----------------------------------------------------------------

Net cash provided by operating activities                    $ 93           $16        $ 10         $ 19       $ (3)         $ 42
------------------------------------------------------------------------------------------------------------------------------------

Investing activities:
    Purchases of property, plant and equipment                  -             -         (10)         (15)         -           (25)
    Proceeds from sale of investment including                  -             -                        -          -             -
     affiliates and joint ventures                                                   -
    Investment in affiliates and joint ventures              (98)             -           -            -           -            -
    Other                                                      1              -           -            1           3            4
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities             (97)             -         (10)         (14)          3          (21)
------------------------------------------------------------------------------------------------------------------------------------

Financing activities:
    Proceeds from payable to banks                              -             -           3           17           -           20
    Proceeds from long-term debt                                -             3           -            -           -            3
    Proceeds from long-term debt payable to                     -             -           -            -           -            -
      affiliated
    Payments of payable to banks                                -             -           -          (17)          -          (17)
    Payments of long-term debt payable to unrelated             -           (12)          -            -           -          (12)
      parties
    Payments of long-term debt payable to                       -            (7)          -            -           -           (7)
      affiliated
    Purchase of treasury stock                                 (1)            -           -            -           -            -
    Sale of treasury stock                                      5             -           -            -           -            -
    Dividends                                                   -             -           -            -           -            -
    Issue of  share capital - net                               -             -           -            -           -            -
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                           4           (16)          3            -           -          (13)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents            -             -           3            5                        8
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                         -             -           1            2           -            3
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
    At the beginning of the year                                -             -          17            4           -           21
------------------------------------------------------------------------------------------------------------------------------------
    At the end of the year                                    $ -           $ -        $ 21         $ 11         $ -        $  32
------------------------------------------------------------------------------------------------------------------------------------


    Ispat
International      Ispat               Ispat
   - Non-      International       International
  guarantor         -                    -
  Subsidiaries  Eliminations        Consolidated
-------------------------------------------------

      $ 48           $ (15)              $ 168
-------------------------------------------------


       (83)              -                (108)
        18               -                  18

       (17)            126                  11
        (5)             (1)                 (1)
-------------------------------------------------
       (87)            125                 (80)
-------------------------------------------------


     2,339               -               2,359
       122               -                 125
        30             (30)                  -

    (2,329)              -              (2,346)
      (231)              -                (243)

        (7)             14                   -

         -               -                  (1)
         -               -                   5
        (2)              2                   -
        88             (88)                  -
-------------------------------------------------
        10            (102)               (101)
-------------------------------------------------
       (29)              8                 (13)
-------------------------------------------------
         2               -                   5
-------------------------------------------------
        64               -                  85
-------------------------------------------------
      $ 37             $ 8                $ 77
-------------------------------------------------

NOTE 19: SECURITIZATION AND FACTORING OF RECEIVABLES

    Certain subsidiaries of the Company have an agreement to sell interest in pools of the Company's trade receivables on a non-recourse basis, to independent Special Purpose Vehicle (SPV). Participation interests in new receivables may be sold, as collections reduce previously sold accounts. The proceeds from the sale of trade accounts receivables are included in the cash flows from operating activities in the Consolidated Statements of Cash Flows. The sale proceeds consist of an initial payment (up to a maximum of $142) and a deferred payment. The initial payment can go up to a maximum of 85% of recorded amounts for the receivables sold. The deferred proceeds outstanding amounted to $27 and $10 at December 31, 2001 and 2002 respectively. Gross receivables sold were $82, $137 and $60 at December 31, 2000, 2001 and 2002 respectively.

    Additionally, some of our subsidiaries have entered into Factoring Agreements with certain banks/financial institutions under which they are entitled to sell eligible accounts receivables from the customers up to an agreed limit. The bank/financial institution buys these receivables without recourse to the seller. Payments for sale of these receivables are received in two installments. The first installment ranging between 90% to 95% of the receivables sold (up to a maximum of $115) is paid immediately on sale of the receivables. The deferred proceeds outstanding amounted to $7 at December 31, 2002. Gross receivables sold were $96 at December 31, 2002. The balance portion of the purchase price is held back towards factoring commission, interest charges and any possible bonus or discounts till the receivables are collected from the customer by the Factoring agent. The proceeds from the sale of trade accounts receivables are included in the cash flows from operating activities in the Consolidated Statements of Cash Flows.

    The receivables are sold at a discount that is included in Selling, general and administrative expenses in the consolidated statements of income and amounted $3, $4 and $5 for 2000, 2001 and 2002 respectively.


Securitization

                                                         2000     2001     2002
-------------------------------------------------------------------------------

Proceeds from trade receivable sold to SPV                409      658      487

Nominal of trade receivables sold to SPV                  433      688      498

Servicing fees received                                     -        -        -

Other Interest                                              3        4        3

Purchases of delinquent or foreclosed assets, if
any                                                         -        -        -

Servicing advances                                          -        -        -

Repayments of servicing advances                            -        -        -

Deferred payments on balance sheet                         22       27       10

Factoring

                                                         2000     2001     2002
--------------------------------------------------------------------------------

Proceeds from trade receivable sold under
factoring agreement                                         -        -      208

Nominal of trade receivables sold under factoring
agreement                                                   -        -      216

Discounts incurred                                          -        -        2

Purchases of delinquent or foreclosed assets, if
any                                                         -        -        -

Servicing advances                                          -        -        -

Repayments of servicing advances                            -        -        -

Deferred payments on balance sheet                          -        -        7

                                INDEX TO EXHIBITS

Exhibit Number                       Description
--------------                       -----------

1.1 Amended and Restated Articles of Association of Ispat International N.V. dated December 31, 2001 (English translation filed as Exhibit 1 to Ispat International N.V.'s annual report on Form 20-F for the year ended December 31, 2001, and incorporated by reference hereto).

2.1 Amendments dated March 1, 2002, March 30, 2001 and September 30,1999 to the Credit Agreement (the "Credit Agreement"), dated July 16, 1998, among Ispat Inland, L.P., Ispat Inland Inc., Burnham Trucking Company, Inc., Incoal Company, the Lenders named therein and Credit Suisse First Boston.

         The Credit Agreement (filed as part of Exhibit 3.10 to Ispat International N.V.'s annual report on Form 20-F for the year ended December 31, 1998, and incorporated by reference hereto).

         Except for such instruments as have been filed herein under Exhibit 2.1, the total amount of long-term debt securities of Ispat International N.V. authorized under any instrument does not exceed 10% of the total assets of the Company on a consolidated basis. The Company undertakes to furnish to the Commission all other instruments relating to long-term debt of the Company and its subsidiaries upon request by the Commission.

4.1 Ispat International N.V. Global Stock Option Plan, effective September 15, 1999 (filed as Exhibit 4.1 to Ispat International N.V.'s annual report on Form 20-F for the year ended December 31, 2000, and incorporated by reference hereto).

8.1      List of Significant Subsidiaries.