Form 20-F
ISPAT INTERNATIONAL NV
filed 2004-03-10
CIK 1041989

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                    FORM 20-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 2003
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from __________ to __________

                        Commission file number 001-14666
                              ____________________

                            ISPAT INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)


                                 The Netherlands
                 (Jurisdiction of incorporation or organization)
                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of Registrant's principal executive offices)
                              ____________________

         Securities registered or to be registered pursuant to Section 12(b) of the Act.

         Title of each class          Name of each exchange on which registered
         -------------------          -----------------------------------------

         Class A Common Shares        Euronext Amsterdam N.V.
                                      (the "Amsterdam Stock Exchange")

                                      New York Stock Exchange

       Securities registered or to be registered pursuant to Section 12(g)
                                     of the Act.

--------------------------------------------------------------------------------
                                (Title of Class)

         Securities for which there is reporting obligation pursuant to
                            Section 15(d) of the Act
--------------------------------------------------------------------------------
                                (Title of Class)

        Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

    Class A Common Shares, par value EUR 0.01 per share.............49,587,492

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days.

                                 Yes [X]   No [ ]

         Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 [ ]   Item 18 [X]

================================================================================

                                TABLE OF CONTENTS


PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION....................   3
CERTAIN DEFINED TERMS......................................................   4
                                     PART I
ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............   5
ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE...........................   5
ITEM 3.  KEY INFORMATION...................................................   5
    A.    Selected Financial Data..........................................   5
    B.    Capitalization and Indebtedness..................................   7
    C.    Reasons for the Offer and Use of Proceeds........................   7
    D.    Risk Factors.....................................................   7
ITEM 4.  INFORMATION ON THE COMPANY........................................  17
    A.    History and Development of the Company...........................  17
    B.    Business Overview................................................  19
    C.    Organizational Structure.........................................  26
    D.    Property, Plant and Equipment....................................  27
ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................  38
    A.    Operating Results................................................  38
    B.    Liquidity and Capital Resources..................................  50
    C.    Research and Development, Patents and Licenses, etc..............  55
    D.    Trend Information................................................  55
    E.    Off-Balance Sheet Arrangements...................................  58
    F.    Tabular Disclosure of Contractual Obligations....................  58
    G.    Safe Harbor......................................................  60
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................  61
    A.    Directors and Senior Management..................................  61
    B.    Compensation.....................................................  67
    C.    Board Practices..................................................  69
    D.    Employees........................................................  74
    E.    Share Ownership..................................................  74
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................  75
    A.    Major Shareholders...............................................  75
    B.    Related Party Transactions.......................................  77
    C.    Interest of Experts and Counsel..................................  77
ITEM 8.  FINANCIAL INFORMATION.............................................  78
    A.    Consolidated Statements and Other Financial Information..........  78
    B.    Significant Changes..............................................  82
ITEM 9.  THE OFFER AND LISTING.............................................  83
    A.    Offer and Listing Details........................................  83
    B.    Plan of Distribution.............................................  84
    C.    Markets..........................................................  84
    D.    Selling Shareholders.............................................  84
    E.    Dilution.........................................................  84
    F.    Expenses of the Issue............................................  84

ITEM 10  ADDITIONAL INFORMATION............................................  85
    A.    Share Capital....................................................  85
    B.    Memorandum and Articles of Association...........................  85
    C.    Material Contracts...............................................  85
    D.    Exchange Controls................................................  85
    E.    Taxation.........................................................  85
    F.    Dividends and Paying Agents......................................  93
    G.    Statements by Experts............................................  93
    H.    Documents on Display.............................................  93
    I.    Subsidiary Information...........................................  93
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........  94
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............  99
                                    PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................... 100
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
    USE OF PROCEEDS........................................................ 100
ITEM 15. CONTROLS AND PROCEDURES........................................... 100
ITEM 16. [RESERVED]........................................................ 100
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT................................. 100
ITEM 16B. CODE OF ETHICS................................................... 100
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES........................... 100
                                    PART III
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES....... 102
ITEM 17. FINANCIAL STATEMENTS.............................................. 102
ITEM 18. FINANCIAL STATEMENTS.............................................. 102
ITEM 19. EXHIBITS.......................................................... 103

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

         Unless the context otherwise requires, the term "Ispat International" refers to Ispat International N.V. and the term "Company", "corporation", "enterprise" or "Ispat" refers to Ispat International and the operating subsidiaries taken as a whole. In addition, unless the context otherwise requires, all descriptions of the Company in this Annual Report are provided as if the Company had existed since 1989 and the operating subsidiaries were owned by Ispat International from their date of acquisition or creation by the controlling shareholder.

         This Annual Report contains audited consolidated financial statements and notes thereto of the Company as at December 31, 2002 and 2003 and for each of the years ended December 31, 2001, 2002 and 2003 (together, the "Consolidated Financial Statements") and selected consolidated financial information of the Company for the periods presented in the Consolidated Financial Statements and as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000. Prior to the formation of Ispat International and the consummation of the Company's reorganization in July 1997, the operating subsidiaries other than Ispat Duisburg, Ispat Inland and Ispat Unimetal were under common control and the Consolidated Financial Statements and the selected unaudited financial information have been prepared to reflect the reorganization of the operating subsidiaries under common control (similar to a pooling of interests) for all periods prior to the date of reorganization. The Consolidated Financial Statements and the selected unaudited consolidated financial information, which include the accounts of Ispat International and its subsidiaries, all of which are controlled by Ispat International, have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") (see also Note 2 to the Consolidated Financial Statements) and have been audited by Deloitte & Touche Accountants, independent auditors. Intercompany balances and transactions have been eliminated on consolidation. The financial records of each of the operating subsidiaries are maintained in the currency of the country in which such subsidiary is located using the statutory or generally accepted accounting principles of such country. For consolidation purposes, financial statements have been prepared in conformity with U.S. GAAP and expressed in U.S. Dollars, the reporting currency.

                              CERTAIN DEFINED TERMS

         All references to 'Ispat International' are to 'Ispat International N.V.'; to 'Ispat Inland' are to Ispat Inland Inc.; to 'Imexsa' or 'Ispat Mexicana' are to Ispat Mexicana, S.A. de C.V.; to 'Ispat Sidbec' are to Ispat Sidbec Inc.; to 'Caribbean Ispat' are to Caribbean Ispat Limited; to 'Ispat Europe' or 'Ispat Europe Group' are collectively to Ispat Hamburger Stahlwerke GmbH ('IHSW' or 'Ispat Hamburg'), Ispat Stahlwerk Ruhrort GmbH ('ISRG' or 'Ispat Ruhrort'), Ispat Walzdraht Hochfeld GmbH ('IWHG' or 'Ispat Hochfeld'), Ispat Unimetal S.A., Trefileurope S.A. and SMR SNC. All references to the "controlling shareholder" refer, collectively, to Lakshmi N. Mittal and the members of his immediate family.

         Unless otherwise stated, all references to "Dollars" or "$" or "USD" are to the currency of the United States of America. All references to "Pesos" are to Mexican Pesos, the currency of Mexico. All references to "C$" are to Canadian dollars, the currency of Canada. All references to "Euro" or "(euro)" are to the currency of the euro zone.

         The term "operating subsidiary" refers to each of the subsidiaries of the Company that are engaged in the manufacture of steel and steel-related products.

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

         All references to "Sales" include shipping and handling fees and costs as per EITF Issue No. 00-10. All references to "Net Sales" exclude shipping and handling fees and costs.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable

ITEM 3. KEY INFORMATION

A.   Selected Financial Data

     The following table presents selected consolidated financial information of the Company for each of the periods indicated. This data should be read in conjunction with the consolidated financial statements of the Company included in this Annual Report, which have been prepared in accordance with U.S. GAAP.

(All amounts in $ millions except per share and quantity                 Years Ended December 31,
information)                                          --------------------------------------------------------------
                                                          1999        2000        2001        2002        2003
                                                      --------------------------------------------------------------
Statement of Income Data
Sales(1)                                                $ 4,898     $ 5,343     $ 4,486     $ 4,889     $ 5,441
Cost of sales (exclusive of depreciation)(1)              4,270       4,670       4,273       4,356       4,943
   Gross profit (before deducting depreciation)             628         673         213         533         498
   Gross margin as percentage of Sales                     12.8%       12.6%        4.7%       10.9%        9.2%
Depreciation                                                164         177         177         177         183
Selling, general and administrative expenses                156         181         155         152         164
Other operating expenses                                     --          --          75          62          --
   Operating income / (loss)                                308         315        (194)        142         151
   Operating margin as percentage of Sales                  6.3%        5.9%       (4.3%)       2.9%        2.8%
   Adjusted Operating Income/(Loss)(2)                      308         315        (119)        204         151
   Adjusted Operating margin(2)                             6.3%        5.9%       (2.7)%       4.2%        2.8%
Other income (expense) - net(3)                              15          23          13          44          53
Financing costs:
   Net interest expenses                                   (184)       (216)       (228)       (203)       (151)
   Net gain / (loss) from foreign exchange and
      monetary position                                     (11)         --          (9)         23           4
Income / (Loss) before taxes(3)                             128         122        (418)          6          57
Net income / (loss)                                          85          99        (312)         49          66
Basic and diluted earnings / (loss) per common
   share(4)                                                0.71        0.82       (2.58)       0.24        0.53
Cash dividends per common share(5)                      $  0.15     $  0.15          --          --          --



                                                                            At December 31,
                                                      --------------------------------------------------------------
                                                          1999        2000        2001        2002        2003
                                                      --------------------------------------------------------------
Balance Sheet Data
Cash and cash equivalents, including
   short-term investments                               $  317      $  292      $    85     $   77      $   80
Property, plant and equipment - net                      3,333       3,299        3,109      3,035       3,091
Total assets                                             5,966       5,978        5,313      5,512       5,635
Payable to banks and current portion of
   long-term debt                                          457         391          338        262         363
Long-term debt                                           2,184       2,124        2,041      2,022       1,914
Shareholders' equity                                       854         884          338        128         149

(All amounts in $ millions except per share and quantity                    At December 31,
information)                                          --------------------------------------------------------------
                                                          1999        2000        2001        2002        2003
                                                      --------------------------------------------------------------
Other Data:
Net cash provided by operating activities                  599         381           40        168         189
Net cash used in investing activities                     (184)       (195)         (48)       (80)       (124)
Net cash used by financing activities                     (432)       (139)        (123)      (101)        (63)
Total production of DRI
   (thousands of tonnes)                                 6,353       6,872        4,918      5,893       7,202
Total shipments of steel products
   (thousands of tons)                                  15,430      16,356       14,118     15,037      15,162


(1) In 2001, the Company adopted EITF 00-10 (issued by the FASB Emerging Issues Task Force) which requires the inclusion of all shipping and handling fees and costs billed to customers in the Sales figure as well as in Cost of Sales. The Company accordingly recast prior period numbers for 1999 and 2000 to reflect the same. In the above, the Sales are inclusive of shipping and handling fees and costs; and Sales and Cost of Sales for 1999, 2000, 2001, 2002 and 2003 are based on the EITF 00-10 methodology. The application of EITF 00-10 does not affect earnings, as it only involves inclusion of shipping and handling fees and costs in both Sales and Cost of Sales.

     A reconciliation of Sales and Net Sales is given below:

                                  -------------------------------------------------------------------------
                                      1999            2000             2001           2002           2003
-----------------------------------------------------------------------------------------------------------
Sales                                4,898           5,343            4,486          4,889          5,441

Less: Freight and handling costs       218             246              208            243            247
-----------------------------------------------------------------------------------------------------------

Net Sales                            4,680           5,097            4,278          4,646          5,194
===========================================================================================================


(2) Adjusted Operating Income / (Loss) is after adjusting for certain one-time costs. These costs are non-recurring in nature and have been added back to operating income / (loss) to reflect the true underlying trend of operating income / (loss). A reconciliation of reported operating income / (loss) to Adjusted Operating Income is given below:

                                           ----------------------------------------------------------------
                                                 1999       2000        2001       2002       2003
                                           ----------------------------------------------------------------
Reported Operating Income / (Loss)                308        315       (194)        142        151

Add: Other Operating Expenses

Write down in value of e-commerce software                               17
Provision for arbitration related to scrap
   Supply contract                                                       19
Irish Ispat Closure                                                      17
Impairment loss on oceangoing vessels                                    22
Write-down of 2A Bloomer and 21" Bar Mill                                            23
Write-down in investments of Empire Mine                                             39
-----------------------------------------------------------------------------------------------------------
Adjusted Operating Income / (Loss)                308        315       (119)        204        151
===========================================================================================================


(3) During the first quarter of 2003, the Company purchased $22 million ($39 million in first quarter of 2002) of its own bonds at discounts from face value. As a result of these purchases, the Company recognized a gain of $13 million ($19 million net of tax in 2002) in other income. In accordance with adoption of Statement of Financial Accounting Standard 145: Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145") by the Company as of January 1, 2003, gain or loss on extinguishments of debt that was previously classified as an extraordinary item in prior periods was reclassified and included within "other (income) expense-net" on the Company's income statement.

(4) Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. For purposes of computing the weighted average number of common shares outstanding, the capital structure resulting from the formation of Ispat

     International on May 27, 1997 and its reorganization which was consummated in July 1997 has been given retroactive effect in order to reflect shares outstanding subsequent to the reorganization as if they had been outstanding for all periods presented.

(5)  Dividends are presented on cash basis.

B.   Capitalization and Indebtedness

     Not applicable.

C.   Reasons for the Offer and Use of Proceeds

     Not applicable.

D.   Risk Factors

     Our business, financial condition or results of operations could be materially adversely affected by any of the risks and uncertainties described below. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our financial condition and business operations.

Suspension of our acquisition activities may affect our competitive position and financial performance

     In the past, the acquisition and successful turnaround of under-performing assets was an important contributor to the Company's growth. Because of the Company's current financial situation and high leverage, and the decision to focus on debt reduction, the Company has not made any significant acquisitions in the period 2000-2003, and may not be able to make acquisitions in the future. This may adversely affect the Company's competitive position and, consequently, its results of operations and financial performance.

Our high debt level may limit our flexibility in managing our business

     At December 31, 2003, we had outstanding $2,277 million in aggregate principal amount of indebtedness consisting of $363 million of short-term indebtedness (including current portion of long-term debt) and $1,914 million of long-term indebtedness. Additionally, a portion of our working capital financing consists of uncommitted lines of credit, which may be cancelled by the lenders in certain circumstances.

     The high level of debt outstanding could have important adverse consequences to the Company, including the following:

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

We have guaranteed our subsidiaries' debt, which may limit our flexibility in managing our business

     We have provided guarantees for some of the debt and credit lines of our operating subsidiaries. We may also enter into liquidity support agreements that may require us to make capital contributions or subordinated loans to certain of our subsidiaries.

     Out of the total debt of $2,277 million at December 31, 2003, approximately $1,500 million was guaranteed by Ispat International. Some of these guarantees have provisions whereby a default in one operating subsidiary could, under certain circumstances, lead to defaults at other operating subsidiaries.

     Any possible invocation of any of these guarantees could cause some or all of the other guaranteed debt to accelerate, creating severe liquidity pressures. Further, it may also limit our ability to raise additional financing and may limit our flexibility in managing our business.

We have limited our capital expenditure

     Due to the severe liquidity constraints during the last three years, our capital expenditure has been limited to spending required to maintain the operating condition of our plant and equipment.

     Capital expenditure in 2003 was $164 million as compared to $108 million in 2002 and $97 million in 2001. However, included in the total capital expenditures mentioned above, $89 million in 2003 and $12 million in 2002 pertained to the reline of Blast Furnace No. 7 at Ispat Inland.

     Our limited capital expenditure may affect our ability to upgrade current, or purchase new, plant and equipment and may, therefore, lead to reduced efficiencies. Any reduction in efficiency may adversely affect our revenues, profit margins and cash flows as well as our competitive position.

Our income taxes may substantially increase if changes in the tax laws or their interpretation occur

     We may face a significant increase in our income taxes if tax rates in the jurisdictions where our operating subsidiaries operate increase and/or are modified by regulatory authorities in a manner adverse to our Company. This may adversely affect our cash flows, liquidity and ability to pay dividends.

     See "Item 5--Operating and Financial Review and Prospects--Income taxes". In the past, we have paid minimal income taxes due to, among other things:

     o A favorable tax regime in Trinidad and Tobago allowed Caribbean Ispat to be exempt from tax on all income derived from exports, which constitute a substantial portion of Caribbean Ispat's sales. This tax regime has now been amended and this benefit no longer exists;

     o The existence of net operating losses at certain of our operating subsidiaries prior to their acquisition, which were allowed to be carried forward created tax savings in tax in the past. These may not be available in the future;

     o The availability of accelerated depreciation resulted in lower taxes on a cash basis due to timing differences between the recognition of certain expenses for tax and book purposes at certain of our operating subsidiaries. Further, we also had the benefits of consolidation of entities within one jurisdiction, in particular Imexsa. This benefit has been reduced by the recent changes in the tax laws in Mexico, which restrict the extent to which such set-offs could be used in any given year; and

     o A recent change in the tax laws in Germany that (a) removes deductibility provisions with respect to certain types of interest payments and (b) provides for certain minimum cash tax liability in relation to reported income is expected to increase the amount of cash tax payable by our German operating subsidiaries.

     Changes in tax laws, amendments to certain provisions in such laws, modification or withdrawal of special provisions in the tax laws, changes in the interpretation of applicable tax law provisions or new or changed administrative procedures in any of the jurisdictions in which we operate could result in a material change to our tax liabilities and could have a resultant adverse impact on the results of our operations and cash flows.

     See also "Item 8--Financial Information--Legal Proceedings" and Note 16 to the Consolidated Financial Statements.

Pension Plan under-funding at some of our operating subsidiaries and the need to make substantial cash contributions, which may increase in the future, may reduce the cash available for our business

     The Company's principal operating subsidiaries in the U.S., Canada, Trinidad, Germany and France provide defined benefit pension plans to their employees. Some of these plans are currently under-funded, in particular Ispat Inland's pension plan. As at December 31, 2003, the value of Ispat Inland's pension plan assets was $1,781.4 million, while the projected benefit obligation was $2,555.9 million, resulting in a deficit of $774.5 million.

     Please see Note 11 to the Consolidated Financial Statements.

     A large part of our pension liabilities and funding requirements are at our U.S. operating subsidiary.

     The funded status of Ispat Inland's pension plan has been adversely affected in the last few years by a number of factors including low interest rates, equity market performance, reduction in discount rate and significant changes in actuarial assumptions. This also has had an impact on future cash funding requirements. In addition to the agreement with the Pension Benefit Guaranty Corporation ("PBGC"), there are also significant cash contribution requirements under Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA. Assuming continuing legislative relief, modestly rising interest rates, and reasonable market returns, the total of these contribution requirements (including the contributions required under the Pension Benefit Guaranty Corporation and Ryerson Tull agreements) could exceed $500 million over the next four to five years and could be significantly higher depending on future asset performance, the levels of interest rates used to determine ERISA minimum funding requirements, actuarial assumptions and experience, union negotiated changes and future government regulations. Total cash contributions made to Ispat Inland's pension plan were $313.5 million from 1998 through December 31, 2003. The contribution required in 2004 is $111.5 million.

     The funding requirements may be even higher than the amounts mentioned above in 2004, 2005 and/or 2006 if temporary funding relief provisions currently before the U.S. Congress are not enacted. In January 2004, the Senate passed HR 3108, which included both interest rate relief and deficit reduction contribution relief for steel companies. However, the bill needs to be reconciled with the House of Representatives version in a conference committee. The Senate has appointed conferees to the committee, but the House of Representatives has not. After the bill comes out of conference, it must be signed by the President to become law. The Administration has threatened to veto legislation that includes deficit reduction contribution relief. Despite being passed by the Senate, there can be no assurance that HR 3108 will become law. Our funding obligations depend upon future asset performance, the level of interest rates used to measure ERISA minimum funding levels, actuarial assumptions and experience, union negotiated changes and future government regulation.

     Due to the large number of variables that determine pension funding requirements, which are difficult to predict, as well as any legislative action, future cash funding requirements for our pension plans could be significantly higher than amounts currently estimated. These funding requirements could have a material unfavourable impact on our business, operating results and cash flows.

We may be unable to fully utilize our deferred tax asset

     As at December 31, 2003, we had $565 million recorded as a deferred tax asset on our balance sheet. These assets can only be utilized if, and to the extent that, our operating subsidiaries generate adequate levels of taxable income in future periods to setoff the loss carryforwards and reverse the temporary differences before they expire. Our ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory and other factors which are beyond our control. Consequently, we cannot assure you that we will generate sufficient taxable income to realize our deferred tax asset. If we generate lower taxable income than the amount we have assumed in determining the deferred tax asset, then a valuation reserve will be required, with a corresponding charge against income.

International trade actions or regulations and trade-related legal proceedings may adversely affect our sales, revenues and business in general

     Ispat International is an international company with sales spanning many countries, and, therefore, its business has significant exposure to the effects of trade actions and barriers. Recently, various countries, including the United States have, or are contemplating, the institution of trade actions and barriers. For example, in March 2000 the United States imposed a "Section 201" tariff rate quota on imports of steel wire rod, and in 2001 and 2002, U.S. trade agencies made affirmative determinations under U.S. antidumping and countervailing duty laws against exports of steel wire rod to the United States. In March 2002, the U.S. administration again invoked Section 201 to limit certain steel imports into the United States. The action included 30% tariff rate increases for hot-rolled sheet, cold-rolled sheet, coated sheet, and hot-rolled bar, with the rate declining to 24% in the second year and 18% in the third. In addition, there was a tariff rate quota imposed on steel slab. These measures had a generally positive effect on the results of our U.S. operating subsidiary.

     While the Section 201 trade protection measures have been withdrawn in 2003, we cannot predict the timing and nature of similar or other trade actions by the United States or any other country. Because of the international nature of our operations, we will be affected by any trade actions or restrictions introduced by the European Union, the United States, Canada, Mexico or any other country where we sell, or have the potential for selling, our products. Any such trade actions could adversely affect our sales, revenues and results of operations; and, depending on the timing, nature and jurisdiction of such actions, such adverse effects could be material.

     In addition to the more general trade barriers described above, if we were party to a regulatory or trade-related legal proceeding that was decided against us or any of our operating subsidiaries, it could adversely affect our business, financial condition, results of operations, cash flows or prospects. See also "Item 8--Financial Information--Legal Proceedings" and Note 16 to the Consolidated Financial Statements.

Due to our global presence, we could be affected by changes in governmental policies and international economic conditions

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

Absence of domestic markets in certain subsidiaries may limit our flexibility in managing our business

     Some of our subsidiaries are primarily export oriented, as domestic markets are not adequate to support operations. Any rise in trade barriers or trade related actions in main export markets, or any fall in demand in these markets due to weak economic conditions or other reasons, may adversely affect the operations of these subsidiaries and may limit our flexibility in managing business.

     See also "Item 8--Financial Information--Legal Proceedings" and Note 16 to the Consolidated Financial Statements.

Over dependence on domestic markets in certain subsidiaries may also limit our flexibility in managing our business

     Certain of our subsidiaries are substantially dependent on the domestic market in their country of operation. While this provides stability to the operations most of the time by building long term customer relationships, it could also in certain situations have an adverse impact. A prolonged fall in demand prompted by weak economic or industry conditions could adversely affect financial results, as non-domestic market alternatives may be difficult to find.

We may experience currency fluctuations and become subject to exchange controls that could adversely affect our business

     We operate and sell our products in a number of countries, and as a result, our business, financial condition, results of operations and prospects could be adversely affected by fluctuations in exchange rates. Major changes in exchange rates, particularly changes in the value of the Dollar against the currencies where we have operations, could have an adverse effect on our business and profits. For example, the recent significant depreciation of the Dollar against several currencies, particularly against the Canadian dollar, had a major adverse effect on the competitiveness and the export sales of our Canadian operating subsidiary.

     The imposition of exchange controls or other similar restrictions on currency convertibility in the countries where we have operations could adversely affect our business, financial condition, results of operations and prospects While we are not currently affected by any foreign exchange controls or restrictions in the countries where we operate, we could be impacted by such controls or restrictions in the future.

We could experience labor disputes which could disrupt our business

     A substantial majority of our employees are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or, occasionally, during other periods for other reasons. For example, there was a 12-day strike at Imexsa in August 2003 because of a dispute at a neighboring, unrelated steel plant with whom Imexsa's employees share a common union.

     Each of our operating subsidiaries has concluded collective bargaining agreements with labor unions representing a substantial majority of its employees. At some of our subsidiaries, these agreements include a "no strike" clause. Although we believe that we will successfully negotiate new collective bargaining agreements with our unions when existing agreements expire, such negotiations:

     o    may not be successful;

     o    may result in a significant increase in the cost of labor; or

     o may break down and result in the disruption of the operations of our operating subsidiaries.

     Any such breakdown leading to work stoppage and disruption of operations could have an adverse effect on our operations and financial results.

     Additionally, many of the contractors working at our operating subsidiaries' plants employ workers who are represented by various trade unions. Disruptions with these contractors could also adversely impact our operations.

Credit rating downgrades or similar triggers may affect our flexibility in managing business

     Our Company does not have a high credit rating and has been downgraded by the rating agencies in the past. For example, during the course of 2002 as a result of developments relating to the restructuring of the debt at Imexsa, certain of the credit ratings of the Company and its subsidiaries were downgraded. Following the successful restructuring of Imexsa, these credit ratings were upgraded, although in certain instances not to previous levels. More recently, in October 2003, our credit rating was placed on credit watch for a possible downgrade by Standard & Poor's arising from concerns relating to liquidity. This credit watch has since been removed. Although we do not have negative rating triggers in our debt agreements, any decline in our credit rating may lead to some of our lenders recalling loans, withdrawing credit lines or increasing the cost of borrowing. Any of these actions may adversely affect liquidity management, our competitiveness and ability to manage our business.

Cyclicality of the steel industry

     The steel industry is highly cyclical in nature and sensitive to general economic conditions and other factors beyond our control, such as worldwide production capacity and fluctuations in steel imports and tariffs, which are difficult to predict. Because we obtain nearly all of our revenues from the sale of steel and steel-related products, any economic downturn in Europe, North America, Asia or elsewhere could result in a significant decrease in demand or prices for our steel and steel-related products, which could in turn result in decreases in our gross and operating margins and declines in our business, financial condition, results of operations and prospects. For example, in 2000-2001, an economic downturn in North America and other parts of the world, combined with a surge in imports into some of our principal markets, primarily the United States, resulted in significantly lower steel prices, which resulted in a substantial reduction in profits and operating margins for our Company. Although the market for steel products has generally improved, this improvement has been accompanied by substantial increases in the prices of raw materials, energy and transportation. The volatility and the length and nature of business cycles affecting the steel industry have become increasingly unpredictable, and the recurrence of another major downturn in the industry before the cycle recovers adequately and long enough to allow our financial condition to improve may have a material adverse impact on our business, operations, profits and financial condition.

We face significant price and other forms of competition from other steel producers, which could hurt our results of operations

     Generally, the markets in which we conduct business are highly competitive. Increased competition could cause us to lose market share, increase expenditures or reduce pricing, any one of which could hurt our results of operations. The global steel industry has historically suffered from substantial over-capacity. Excess capacity in some of the products sold by us will intensify price competition for such products. This could require us to reduce the price for our products and, as a result, negatively impact our results of operations. We compete primarily on the basis of quality and the ability to meet customers' product specifications, delivery schedules and price. Some of our competitors may:

     o    Benefit from greater capital resources;

     o Have lower employee post retirement benefit costs. See also "Item 5--Operating and Financial Review and Prospects";

     o    Have different technologies; and

     o    Have lower raw material and energy costs.

     In addition, our competitive position within the global steel industry may be affected by, among other things:

     o The recent trend toward consolidation amongst our competitors in the steel industry, particularly in Europe and the United States;

     o Exchange rate fluctuations that may make our products less competitive in relation to the products of steel companies based in other countries; and

     o The development of new technologies for the production of steel and steel-related products.

We may encounter supply shortages and increases in cost of raw materials, energy and transportation

     We require substantial amounts of raw materials/energy in our production process, consisting principally of iron ore fines, iron ore pellets, scrap, electricity and natural gas. Any prolonged interruption in the supply of raw materials or energy, or substantial increases in their costs, could adversely affect our business, financial condition, results of operations and prospects. For example, there was a temporary loss of production at Imexsa in the fourth quarter of 2002 caused by a natural gas supply disruption following an explosion at the supplier's premises. The availability and prices of raw materials may be negatively affected by:

     o    New laws or regulations;

     o    Suppliers' allocations to other purchasers;

     o    Interruptions in production by suppliers;

     o Accidents or other similar events at suppliers' premises or along the supply chain;

     o    Changes in exchange rates;

     o    Consolidation in steel-related industries;

     o    Worldwide price fluctuations and other factors; and

     o    Availability and cost of transportation.

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

     Further, global developments, particularly the dramatic increase in the demand for materials and inputs used in steel manufacturing from China, may cause severe shortages and/or substantial price increases of key raw materials and ocean transportation capacity. Inability to recoup such cost increases from increases in the selling prices of our products, or inability to cater to our customers' demands because of non-availability of key raw materials or other inputs, may adversely impact our operations and profits.

Competition from other materials may negatively affect our results of operations

     In many applications, steel competes with other materials, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood. Additional substitutes for steel products could adversely affect future market prices and demand for steel products.

Equipment downtime or shutdowns could adversely affect our results of operations

     Our manufacturing processes are dependent on critical steelmaking equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and this equipment may incur downtime as a result of unanticipated failures or other events, such as fires or furnace breakouts. Our manufacturing plants have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures or other events. Such disruptions could have an adverse effect on operations, customer service levels and financial results.

We have a controlling shareholder who can appoint our directors and determine the outcome of shareholder votes

     Our controlling shareholder indirectly has the right to make binding nominations for the appointment of all members of our Board of Managing Directors (the "Board of Directors") and to determine the outcome of any action requiring shareholder approval. In addition, the controlling shareholder will have the ability, by virtue of his indirect ownership of class B common shares, to prevent or cause a change in control of our Company and our subsidiaries. Some of our debt could become due prior to its stated maturity following a change in control of our Company if the controlling shareholder were to decide to dilute his ownership below stated levels of ownership.

     As of the date of this report, our controlling shareholder indirectly owned all of our class B common shares and 26,149,500 class A common shares, representing 48% of the class A common shares, with an aggregate of approximately 96% of the voting rights. Holders of class A common shares are entitled to one vote per share, and holders of class B common shares are entitled to ten votes per share.

We may encounter potential conflicts of interest

     Our controlling shareholder or entities owned or controlled by our controlling shareholder may make acquisitions in the same or related lines of business. In addition to his shareholding in Ispat International, our controlling shareholder currently also owns and controls P.T. Ispat Indo, a mini-mill in Indonesia and LNM Holdings N.V. LNM Holdings N.V. in turn owns and controls several steel and steel-related companies, including Ispat Karmet JSC in Kazakhstan, Ispat Sidex S.A. in Romania, Ispat Tepro S.A. in Romania, Ispat Petrotub S.A. in Romania, Ispat Annaba Spa in Algeria, Ispat Tebessa Spa in Algeria and Ispat Nova Hut a.s. in the Czech Republic. In addition, LNM Holdings N.V. also has a significant minority interest (and is currently seeking regulatory approval to acquire a majority interest) in Iscor Limited in South Africa. Further, in March 2004 LNM Holdings N.V. acquired a majority shareholding in Polskie Huty Stali S.A. an integrated steel plant in Poland. Also, in October 2003 LNM Holdings N.V entered into a binding share purchase agreement for the acquisition of a majority shareholding in S.C. Siderurgica S.A., a long steel products manufacturing plant in Romania.

     Our controlling shareholder, who is Chairman of our Board of Directors, also acts as a director of LNM Holdings N.V., Ispat Karmet JSC in Kazakhstan, Ispat Annaba Spa in Algeria, Ispat Sidex S.A. in Romania, P.T. Ispat Indo in Indonesia, Ispat Nova Hut a.s. in the Czech Republic, Iscor Limited in South Africa and Poliskie Huty Stali S.A. in Poland. Each of LNM Holdings N.V., Ispat Karmet JSC and P.T. Ispat Indo is a party to a management services agreement with our Company, pursuant to which LNM Holdings N.V., Ispat Karmet JSC and P.T. Ispat Indo pay a periodic fee to our Company as compensation for management services rendered to them by our Company.

     We have engaged in commercial and financial transactions with affiliates, as detailed in Note 6 to the Consolidated Financial Statements. We conduct these transactions on terms that are no less favorable to us than those we could have obtained from unaffiliated third parties.

     The existence of two separate entities under common ownership and engaged in similar business could give rise to potential conflicts of interest.

Because we are a holding company with no revenue-generating operations of our own, we depend on cash flows and earnings of our subsidiaries, which may not be sufficient to meet our needs

     Because Ispat International is a holding company with no business operations of its own, we are dependent upon the earnings and cash flows of, and dividends and distributions from, our operating subsidiaries to pay our expenses, meet any future debt obligations including contingent obligations in relation to the guarantees issued by us and pay any cash dividends or distributions on the class A common shares that may be authorized by our Board of Directors and shareholders. If we are unable to generate sufficient cash flow from such earnings and distributions from our subsidiaries, we may have to delay or cancel the payment of dividends on class A common shares. The Company did not pay a dividend to the class A common shares in 2001, 2002 and 2003. Other potential measures to obtain funds, such as by selling assets, may be restricted by our operating subsidiaries' debt instruments, and our ability to use equity financings is dependent on our results of operations and prevailing market conditions.

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

     Under Dutch law, we can only pay dividends distributions to the extent we receive dividends from our subsidiaries, recognize gain from the sale of our assets, or record share premium as a result of the issuance of common shares. See Notes 8 and 10 to the Consolidated Financial Statements. In addition, since we have guaranteed certain debt obligations of some of our operating subsidiaries, we face other limitations under the guarantees on our ability to make dividend payments, distributions and other similar payments as well as on our ability to incur additional debt. See "Item 8--Financial Information--Dividend Distributions" and Notes 8 and 10 to the Consolidated Financial Statements.

Our competitive position depends on our senior management team and loss of its members could materially hurt our business

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

Natural disasters could significantly damage our production facilities

     Natural disasters could significantly damage our production facilities and the general infrastructure. In particular, Imexsa's production facilities are located in Lazaro Cardenas, Michoacan, Mexico, an area that has historically experienced earthquakes of varying magnitude. Extensive damage to Imexsa's production complex or any of our other major production complexes, whether as a result of an earthquake or other natural disasters, could materially hurt our business, financial condition, results of operations or prospects. The book value of Imexsa's production facilities represented 15% of our total assets at December 31, 2003; Imexsa's sales in 2003 accounted for 16% of our sales; and Imexsa's operating income in 2003 accounted for approximately 57% of our operating income in 2003.

Our insurance policies have limited coverage and we may not be insured against some of the risks to our business

     The occurrence of an event that is uninsurable or not fully insured could materially affect our financial condition, results of operations and prospects. We maintain comprehensive insurance on all of our property and equipment in amounts that we believe are consistent with industry practices but we may not be fully insured against some risks to our business. Our insurance policies cover physical loss or damage to the property and equipment of our Company on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policy. Under the all-risk policy, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms, are also covered. Each of our operating subsidiaries also maintains various other insurances, such as workmen's compensation insurance and marine insurance. Notwithstanding the insurance coverage that we carry, the occurrence of an accident that causes losses in excess of limits specified under the policy, or losses arising from events not covered by insurance policies, could have a material adverse effect on the financial condition of the Company.

Product liability claims could adversely affect us

     We sell products to major manufacturers of such goods as automobiles and appliances. Furthermore, our products are also sold to, and used in, certain safety-critical applications. If we were to sell steel that is inconsistent with the specifications of the order or the requirements of the application, significant disruptions to the customer's production lines could result. There could also be significant consequential damages resulting from the use of such products. We do have a limited amount of product liability insurance coverage but a major claim for damages related to the products we sell could have a material adverse impact on our financial results.

We may have to spend substantial sums to meet environmental regulations

     We have spent, and can be expected to spend in the future, substantial amounts to comply with environmental laws and regulations, which, over time, have become more stringent. If this trend continues, we may be required to make changes in our operations and our costs may increase. Our operations are subject to strict environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations govern, generally, air and water pollution, the management and disposal of hazardous substances and the remediation of contamination. These requirements, or enforcement of these requirements, may become even more stringent in the future. Failure to comply could result in the assessment of civil and criminal penalties, the suspension of operations and lawsuits by private parties. Ispat Inland is a defendant in various administrative or judicial actions initiated by governmental agencies, including a U.S. Environmental Protection Agency ("EPA") consent decree, which will require significant expenditures over the next several years that may be material to our results and operations or our financial condition. Please also read the section entitled "Item 8 Financial Information--Legal Proceedings" and Note 16 to the Consolidated Financial Statements for a more detailed description of the 1993 EPA consent decree and other environmental actions affecting our business.

Forward-looking statements and associated risks

     This Annual Report contains forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements reflect the Company's views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of many factors, including the factors discussed above. In addition, among the other factors that could cause actual results to differ materially are the following: inventory risks due to shifts in market demand and/or price erosion of purchased inputs; changes in product mix; costs and yield issues associated with initiating production at new factories and the factors affecting future performance listed above. The words "believe," "expect," "anticipate," "intend," "estimate," "plan" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

ITEM 4. INFORMATION ON THE COMPANY

A.   History and Development of the Company.

     Ispat International N.V. was incorporated under the laws of The Netherlands on May 27, 1997 to hold various steel and steel-related companies owned by Lakshmi N. Mittal and members of his immediate family (collectively, the "controlling shareholder") which were contributed or transferred to Ispat International by its controlling shareholder in connection with a reorganization that was consummated in July 1997.

     The registered offices of Ispat International N.V. are located at 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands. The telephone number of the registered offices is (+31) 10 217 8800.

     We are the world's eleventh largest steel producer with steel-making operations in six countries. Our operating philosophy embraces both integrated mini-mill and blast furnace processes for steel-making. Our steel shipments have increased from 1.5 million tons in 1992 to 15.2 million tons in 2003. In 2003, our consolidated sales, operating income and net income were $5,441 million, $151 million and $66 million, respectively.

     We have grown through a series of acquisitions and by improving the operating performance of each acquired facility, through focused capital expenditure programs and implementation of improved management practices, resulting in increases in production and shipment of steel products, reduction in cash costs of production and increases in productivity. Our aggregate capital expenditures were approximately $164 million, $108 million and $97 million during 2003, 2002 and 2001 respectively. Following is a brief outline of the history and development of our Company:

     Caribbean Ispat. In May 1989, Caribbean Ispat began leasing the plant assets of ISCOTT, and in December 1994, Caribbean Ispat purchased the plant assets of ISCOTT, exercising its purchase option under the ISCOTT Lease (as defined herein) for a purchase price of $70 million, which was paid in cash. As part of the acquisition, Caribbean Ispat made certain commitments to spend $73.5 million in capital expenditures over a three-year period, all of which has been spent. Total capital expenditure by Caribbean Ispat from its inception until 2003 was $413 million. This includes two major projects, namely, the erection and commission of the DRI 3 plant and Electric Arc Furnace Emission control. Caribbean Ispat's total shipments went up from 395 thousand tons in the year prior to acquisition to approximately 1 million tons in 2003.

     Imexsa. In January 1992, Imexsa acquired the assets and selected liabilities of Siderurgica del Balsas, S.A. de C.V. and equity interests in several related companies, as part of the privatization of the Mexican steel industry, for an aggregate purchase price of $220 million. As part of the acquisition, Imexsa committed to spend $50 million in capital expenditures over a period of five years from the date of acquisition, all of which has been spent. In addition, we agreed to invest up to $300 million for the construction of a hot strip mill, failing which 5% of the capital stock of Caribbean Ispat would be transferred by our controlling shareholder to the Mexican government. In 1995, we obtained the consent of the Mexican government to substitute a $300 million capital expenditure program by Imexsa, all of which was completed as of December 31, 1997. Over the entire period of our ownership, between 1992 and 2003, total capital expenditures were $525 million, which includes two major projects, a Pelletizer plant and a new DRI Megamod plant, which were completed in 1996 and 1997 respectively. Imexsa has made significant progress during this period, with total shipments going up from 528 thousand tons in the year prior to acquisition to 3.7 million tons in 2003, representing a compounded average annual growth rate of approximately 18%.

     Ispat Sidbec. In August 1994, we acquired all of the capital stock of Sidbec-Dosco Inc. from a company owned by the Government of the Province of Quebec for a purchase price of approximately $52 million and assumed debt of approximately $134 million. As part of the acquisition, Ispat Sidbec committed to spend $73 million in capital expenditures over a five-year period from the date of acquisition, all of which has been spent. Pursuant to the agreements relating to the acquisition, we made a Canadian dollar $30 million (approximately $22 million) capital contribution to Sidbec. Total capital expenditures by Ispat Sidbec between August 1994 and December 2003 was $193 million. Ispat Sidbec's total shipments grew from approximately 1.3 million tons in the year prior to acquisition to 1.6 million tons in 2003.

     Ispat Hamburg. Effective January 1, 1995, our controlling shareholder, through an indirect subsidiary, acquired the shares of Ispat Hamburg for approximately $6 million. Such subsidiary concurrently purchased from a creditor of Ispat Hamburg its outstanding indebtedness for approximately $39 million, which was paid in cash in 1996. Pursuant to the agreements related to the Ispat Hamburg acquisition, such subsidiary made a DM 30 million (approximately $21 million) capital contribution to Ispat Hamburg. We also agreed to spend DM 70 million (approximately $50 million) on capital expenditures over a five-year period, which has been fully spent within the stipulated period, which ended on December 31, 1999. Total capital expenditure during the period of our ownership (1995 to 2003) was $95 million. Ispat Hamburg's total annual shipments during this period, increased from approximately 936 thousand tons to 949 thousand tons.

     Ispat Duisburg. In October 1997, we acquired Ispat Ruhrort and Ispat Hochfeld (together, "Ispat Duisburg") from Thyssen Stahl AG for DM 30 million, of which DM 6 million was paid in cash, with the balance payable over a period of six years. In addition, we assumed a debt of DM 90 million payable over a period of three years (since fully repaid). As part of the acquisition, Thyssen is committed to supply Ispat Duisburg hot metal for 10 years at a price based on certain formula and Thyssen is obligated to purchase 90% of its bloom requirements from Ispat Duisburg at an agreed price formula. Total capital expenditure during the period of our ownership was $78 million. Ispat Duisburg's shipments declined marginally from approximately 1.5 million tons in the year prior to acquisition to approximately 1.4 million tons in 2003.

     Irish Ispat. In May 1996, we acquired Irish Steel, the predecessor to Irish Ispat, from the Irish Government for IR(pound) 1 and assumed debt of approximately $51 million. Since the acquisition, the Company has injected
(euro)30 (approximately $30) million to fund capital investments and operating losses at Irish Ispat.

     On June 15, 2001 Irish Ispat announced the shutdown of its steelmaking operations in Haulbowline, County Cork, Ireland, and the calling of a creditors meeting for the appointment of a liquidator. This decision was taken in view of continuing losses of Irish Ispat, the continuing deterioration of the steel market with no prospect for recovery in the near to medium term, and the inability of Irish Ispat to implement certain cost reduction and production increase proposals which did not have sufficient support from trade unions. As a result of these developments, Ispat International made the decision to cease to support financially the operations of Irish Ispat. As a consequence, Irish Ispat shut down its operations.

     Ispat Inland. In July 1998, we acquired Ispat Inland from Inland Steel Industries ("ISI") for an aggregate purchase price of $1,399 million, which consisted of a net cash payment of $1,115 million and assumption of debt of $284 million. As part of the acquisition, Ispat Inland entered into an agreement with the PBGC to provide certain financial assurances with respect to Ispat Inland's pension plan.

     In accordance with the Agreement, Ispat Inland provided the PBGC with a $160 million letter of credit, which expired on July 9, 2003, and made $242 million of contributions to the Pension Trust through June 30, 2003. Ispat Inland made an additional payment of $54.5 million during the first quarter of 2003. In addition, Ispat Inland granted to the PBGC a first priority lien on selected assets. In July 2003, Ispat Inland reached an agreement with the PBGC regarding alternative security for the $160 million letter of credit. The letter of credit was allowed to expire, and in its place, Ispat Inland agreed to contribute $160 million to its pension plan over the next two years. Ispat Inland contributed $50 million in July 2003, $21 million in September 2003, and is required to contribute $82.5 million in 2004 and $27.5 million in 2005. Additionally, Ispat Inland pledged $160 million of non-interest bearing First Mortgage Bonds to the PBGC as security until the remaining $110 million has been contributed to the pension plan and certain tests have been met.

     Total capital expenditure at Ispat Inland between July 1998 and December 2003 was $355 million. In October 2003, Ispat Inland completed the reline of its Blast Furnace No. 7, enhancing its production capacity and efficiency. Ispat Inland's annual shipments have remained unchanged at 5.3 millions tons during this period.

     Ispat Unimetal. In July 1999, we acquired Ispat Unimetal, Trefileurope and SMR from Usinor for a total consideration of Euros 100 million ($107 million). Ispat Unimetal spent approximately $57 million in capital expenditure between July 1999 and 2003. Ispat Unimetal's shipments declined during the period of our ownership, from approximately 1.4 million to approximately 1.2 million tons.

     Since 1999, we have not made any significant acquisitions. See "Item 3D--Risk Factors".

B.   Business Overview

     We have a high degree of both product and geographic diversification. We produce a broad range finished and semi-finished steel products that include hot-rolled sheet, cold-rolled, electro-galvanized and coated steels, bars, wire rods, wire products, pipes, billets and slabs. Our plants manufacture steel products of different specifications, including many difficult and technically sophisticated ones; and they sell these products to customers for use in a number of high-end applications. During 2003, we shipped our products to over eighty-five countries worldwide, with our largest markets in North America and Europe. See "Item 4--Information on the Company--Products." We conduct our business through our subsidiaries operating in six countries. These operations are: (i) Ispat Inland, the fourth largest integrated steel producer in the United States; (ii) Imexsa, the largest steel producer in Mexico; (iii) Ispat Sidbec, the fourth largest steel producer in Canada; (iv) Caribbean Ispat, the largest steel producer in the Caribbean; (v) Ispat Hamburg and Ispat Duisburg, both long products producers in Germany; and, (vi) Ispat Unimetal, long products producer in France. Most of these operations are strategically located with access to on-site deep-water port facilities, which allow for cost-efficient import of raw materials and export of steel products.

     The following tables set forth our operations in different geographic areas:

                                                                                                 2003
   Operating               Year                            Product           Production     Steel Shipments
   Subsidiary            Acquired       Location           Category           Process        (000's tons)
-----------------------------------------------------------------------------------------------------------
Ispat Inland .......       1998          U.S.              Flat/Long          BOF/EAF           5,300
Imexsa .............       1992          Mexico            Flat               DRI/EAF           3,748
Ispat Sidbec .......       1994          Canada            Flat/Long          DRI/EAF           1,559
Caribbean Ispat.....       1989          Trinidad          Long               DRI/EAF           1,002
Ispat Duisburg......       1997          Germany           Long               BOF               1,411
Ispat Unimetal......       1999          France            Long               EAF               1,193
Ispat Hamburg ......       1995          Germany           Long               DRI/EAF             949
     Total .........                                                                           15,162
                                                                                               ======


                                          Americas                                    Europe
                          ----------------------------------------------  ---------------------------------
                                                                                                               Others and   Consoli-
                               US        Mexico      Canada    Trinidad     France     Germany     Ireland    Eliminations   dated
                          ----------------------------------------------  ----------------------------------------------------------
Year ended December
31, 2001
Sales to unaffiliated
customers                   $ 2,212     $   534     $   503    $   103     $   535     $   582     $    17     $    --     $ 4,486
Net Sales                     2,143         481         479        285         508         620          17        (255)      4,278
Operating income               (127)        (49)         21        (11)         15          31          (2)        (72)       (194)
Total assets at December
31, 2001                      3,080       1,480         857        528         266         327           --     (1,225)      5,313
Depreciation                    104          21          19         18           6           5           1           3         177
Capital expenditures             29          22          13          9          15          10           --         (1)         97

Year ended December
31, 2002
Sales to unaffiliated
customers                   $ 2,388     $   588     $   557    $   129     $   618     $   609     $    --     $    --     $ 4,889
Net Sales                     2,316         654         534        322         598         673          --        (451)      4,646
Operating income                 33          57          41         18          38          (7)         --         (38)        142
Total assets at December
31, 2002                      3,162       1,449         883        523         451         377          --      (1,333)      5,512
Depreciation                     99          21          20         19           7           7          --           4         177
Capital expenditures             52           9          14          6          10          16          --           1         108

Year ended December
31, 2003
Sales to unaffiliated
customers                   $ 2,340     $   868     $   591    $   238     $   642     $   719     $    --     $    43     $ 5,441
Net Sales                     2,268         846         560        208         608         661          --          43       5,194
Operating income                 (4)         86           1         50         (26)         52          --          (8)        151
Total assets at December
31, 2003                      3,183       1,458         971        492         427         658          --      (1,554)      5,635
Depreciation                     97          22          24         20          10           7          --           3         183
Capital expenditures            111          15           8          8           6          16          --          --         164

Products

     Steelmakers primarily produce two types of steel products, flat-rolled and long. Flat-rolled products, such as sheet or plate, are produced from semi-finished slabs. Long products, such as bars, rods and structural shapes, are rolled from blooms and/or billets.

Steelmaking Process

     There have historically been two kinds of primary steel producers, "integrated" and "mini-mill". Over the past few decades, a third type of steel producer has emerged that combine the strengths of both the integrated and the mini-mill processes and they are referred to as "integrated mini-mill producers".

Integrated Steelmaking

     In integrated steel production, coal is converted to coke in a coke oven, and then combined in a blast furnace with iron ore and limestone to produce pig iron, which is subsequently combined with scrap in a "basic oxygen" or other furnace to produce raw or liquid steel. Once produced, the liquid steel is metallurgically refined and then transported to a continuous caster for casting into a slab, which is then further shaped or rolled into its final form. Various finishing or coating processes may in turn, follow these processes. The recent modernization efforts of integrated steel producers have focused on cutting costs through eliminating unnecessary production steps, reducing manning levels through automation, and decreasing waste generated by the process. In recent years, integrated steel production has declined as a proportion of total steel production due to the high costs of building, operating and maintaining integrated steel operations, including lost production time associated with periodic blast furnace relinings. This reduction in integrated production capacity has increased the market share of the remaining producers of the highest value-added products that require the cleanest steel.

Mini-Mills

     A mini-mill employs an EAF to directly melt scrap and/or scrap substitutes such as DRI, thus entirely replacing all of the steps up to and including the energy-intensive blast furnace. A mini-mill incorporates the melt shop, ladle metallurgical station, casting, and rolling into a unified continuous flow. As a group, mini-mills are generally characterized by lower costs of production and higher productivity than integrated steelmakers. This is due, in part, to the mini-mills' lower capital costs and to their lower operating costs resulting from their streamlined melting process and more efficient plant layouts. The quality of steel produced by mini-mills is primarily limited by the quality of the metallic raw materials used in liquid steelmaking, which is affected by the limited availability of high-quality scrap or virgin one-based metallics for use in the EAFs. Mini-mills are substantially dependent on scrap, which in recent years has been characterized by price volatility and generally rising prices.

Integrated Mini-Mills

     Integrated mini-mills are mini-mills which produce their own metallic raw materials that consist of high quality scrap substitutes such as DRI. Unlike most mini-mills, integrated mini-mills are able to produce steel with the quality of an integrated producer, since scrap substitutes such as DRI are derived form virgin iron ore, which has fewer impurities. The internal production of scrap substitutes as the primary metallic feedstock provides integrated mini-mills with a competitive advantage over traditional scrap-based mini-mills by insulating the integrated mini-mills form dependence on scrap, which is generally more expensive and has been subject to price volatility and limited availability form time to time. The internal production of metallic feedstock also enables integrated mini-mills to reduce handling and transportation costs. The high percentage use of scrap substitutes such as DRI also allows the integrated mini-mills to take advantage of periods of low scrap prices by procuring a wide variety of lower-cost scrap grades, which can be blended with the higher-purity DRI charge. Because the production of DRI involves the use of significant amounts of natural gas, integrated mini-mills are more sensitive to the price of natural gas than mini-mills using scrap.

Key Products

     We have a high degree of both product and geographic diversification. Our plants produce a broad range of finished and semi finished steel products that include hot rolled sheet, cold rolled, electro galvanized and coated steels, bars, wire rods, wire products, pipes, billets and slabs. Our plants manufacture steel products of different specifications, including many difficult and technically sophisticated ones; and they sell these products to demanding customers for use in a number of high-end applications.

Hot-rolled sheet

     All coiled flat-rolled steel is initially hot-rolled, a process that consists of passing a cast slab through a multi-stand rolling mill to reduce its thickness to less than a one-half inch. Hot-rolled steel is minimally processed steel coil that is used in the manufacture of various non-surface critical applications, such as automobile suspension arms, frames, wheels, and other unexposed parts in auto and truck bodies, agricultural equipment, construction products, machinery, tubing, pipe and guard rails.

Cold-rolled sheet

     Cold-rolled sheet is hot-rolled steel that has been further processed through a pickle line, which is an acid bath that removes scaling from steel's surface, and then successively passed through a rolling mill without reheating until the desired gauge, or thickness, and other physical properties have been achieved. Cold rolling reduces gauge and hardens the steel and, when further processed through an annealing furnace and a temper mill, improves uniformity, ductility and formability. Cold rolling can also impart various surface finishes and textures. Cold-rolled steel is used in exposed steel applications that demand higher surface quality or finish, such as exposed automobile and appliance panels. As a result, cold-rolled prices are higher than hot-rolled prices. Typically, cold-rolled material is coated or painted prior to sale to an end-user.

Coated sheet

     Coated sheet is cold-rolled steel that has been coated with zinc to render it corrosion-resistant and to improve its paintability. Hot-dipped galvanized, electro-galvanized and aluminized products are types of coated steels. These are also the highest value-added sheet products because they require the greatest degree of processing and tend to have the strictest quality requirements. Coated steel is used for many applications, often where exposed to the elements, such as automobile exteriors, major household appliances, roofing and siding, heating and air conditioning equipment, air ducts and switch boxes, as well as in certain packaging applications, such as food containers.

Galvanized sheet

     Galvanized sheet is a product produced when hot or cold rolled sheet is coated with zinc. Zinc coating provides corrosion resistance. Galvanized sheet is used in certain automotive parts, appliances, expanded metal, construction materials and pipe manufacturing.

Special bar quality ("SBQ")

     SBQ steel is the highest quality steel long product, and is typically used in safety-critical applications by manufacturers of engineered products. SBQ steel must meet specific applications' needs for strength, toughness, fatigue life and other engineering parameters. SBQ steel is the only bar product that typically requires customer qualification, and is generally sold under contract to long-term customers. End-markets are principally the automotive, heavy truck and agricultural sectors, and products made with SBQ steel include axles, crankshafts, transmission gears, bearings and seamless tubes.

Wire rods:

     Wire rod is one of hot rolled steels classified by shape. In general, wire rod is ring-shaped coiled steel with diameters ranging from 5.5mm to 42mm. Wire rods are used in automotive, construction, welding and engineering sectors.

Billet Bloom

     A billet is a semi-finished steel product with a square cross section up to 155mm x 155mm. This product is either rolled or continuously cast and is used for further processing by rolling to produce finished products like wire rod, merchant bars and other sections. The range of semi-finished products above 155mm x 155mm are called blooms.

Slab

     A slab is a semi-finished steel product obtained by rolling ingots on a rolling mill or processing them through a continuous caster and cutting them into various lengths. The slab has a rectangular cross section and is used as a starting material in the production process of flat products, i.e., hot rolled coils.

Wire products

     Wire products include a broad range of products produced by cold reducing wire rod though a series of dies to improve surface finish, dimensional accuracy, and physical properties. Wire products are used in a variety of applications such as springs, concrete wire, electrical conductors, structural cables, etc.

Direct Reduced Iron or DRI

     DRI is iron produced by a direct reduction process that removes the oxygen from the iron ore without melting it. DRI is used as feedstock for electric arc furnaces.



     Our principal products currently include:

     o    DRI;

     o    Semi-finished flat products such as slabs;

     o Finished flat products such as hot and cold-rolled and hot dipped and electro galvanized steels;

     o    Semi-finished long products such as blooms and billets; and

     o    Finished long products such as bars, wire rods and wire products.

     The following table sets forth our total production of DRI, and our total shipments of flat and long products in 2003 by major product category:

                                      Ispat                      Ispat                      Ispat       Ispat
                                     Inland         Imexsa       Sidbec         CIL        Germany     Unimetal        Total
                                     ------         ------       ------         ---        -------     --------        -----
DRI production (tonnes) ........         --          3,859          503        2,275          565           --         7,202
Flat Products shipments (tons)
Semi-finished ..................         --          3,748          129           --           --           --         3,877
Finished .......................      4,781             --          600           --           --           --         5,381
Long Products shipments (tons)
Semi-finished ..................         --             --           47          262          872           --         1,181
Finished .......................        519             --          784          739        1,489        1,193         4,724
                                     ------         ------       ------        -----        -----        -----        ------
Total Steel Products ...........      5,300          3,748        1,559        1,001        2,361        1,193        15,162
                                     ------         ------       ------        -----        -----        -----        ------



Direct Reduced Iron

     In 2003, we remained the world's largest producer of Direct Reduced Iron ("DRI"), a pure iron raw material, with production for the year of 7.2 million tonnes. DRI is a high quality substitute for scrap, and enables the Company to control the quality and consistency of its metallic input, which is essential to ensure uniform high quality of the finished products. It has also historically given the Company a cost advantage compared to scrap. However, the cost advantage was partially offset in 2003 by the high costs of iron ore pellets, natural gas and ocean freight. This situation continues to prevail as strong Chinese demand has altered the world market balance. At all our EAF based steel making facilities, we have a considerable degree of flexibility in terms of switching between DRI and scrap.

Raw Materials and Energy

     Our principal strategic raw materials are iron ore fines, iron ore pellets, scrap, alloys and coke. Our strategy for the procurement of raw materials comprises:

     o Pursuing the lowest prices available and lowest cost of ownership through aggregated purchasing, and supply chain optimization;

     o    Exploiting our global purchasing reach; and

     o    Leveraging local cost advantages on a global scale.

     Our main suppliers for iron ore feed and iron ore pellets include CVRD and MBR in Brazil, Shougang Hierro in Peru, CVG in Venezuela and QCM in Canada. In addition, we obtain a portion of our iron ore from Minorca and Empire mines in the United States and iron ore pellets from Pena Colorada mine in Mexico. We normally procure our scrap locally, from suppliers with proximity to our operating plants.

     Prices of externally sourced iron ore pellets are typically determined annually on a contractual basis, and these prices are generally influenced by global supply and demand considerations. Prices of iron ore pellets sourced from our own subsidiaries or from joint ventures in which we have an interest are based on the application of agreed upon pricing methodology.

     Scrap prices are generally based on spot markets, and have experienced significant fluctuations during 2003. In North America, based on the Chicago Iron Age Market Index, prices increased by about 40%, while in Europe, based on the Association of Steel Industry prices increased by about 18%.

     Metallurgical coke is only used at our U.S. operating subsidiary. Like other steel industry raw materials the market for coke has also been affected by the developments in the Chinese market. Rapidly rising demand for coke combined with port congestion in the Far East has created an extremely challenging market situation, affecting both availability and prices. We are working on different alternatives to ensure adequate availability of coke for our operations. The impact on costs will however remain.

     Energy costs, particularly natural gas and electricity, constitute a considerable portion of our production cost. The price of energy has varied significantly in the past and may vary significantly in the future largely as a result of market conditions and other factors beyond our control. As DRI production utilizes a significant amount of natural gas, our production costs are sensitive to the price of natural gas. The price of natural gas increased significantly in 2003.

     Prices of natural gas at our subsidiaries generally fall into one of three categories: (a) spot, (b) administered prices, based on movements in spot prices, or (c) fixed contractual prices. At our U.S., Canadian and European Operating Subsidiaries, natural gas prices are typically based on spot prices. At our Trinidadian operation, natural gas is supplied by a regulated agency, and the prices are fixed by contract. At our Mexican operating subsidiary, natural gas is supplied by a government agency. In 2001, Ispat Mexicana entered into a three-year fixed price take-or-pay contract covering approximately 70% of its natural gas requirements. Following the expiration of this contract in December 2003, the natural gas has been supplied at prices that are linked to market prices.

     We regularly take advantage of hedging opportunities to manage our natural gas costs.

     Electricity is another major source of energy at our plants and a major cost component. At all our locations except in the United States, electricity is procured from local, regulated utility companies at prices fixed by either contract or tariff. Electricity unit prices for merchant power purchases are typically indexed to the fuel costs incurred by the merchant generator. Our U.S. operating subsidiary purchases a significant portion (42%) of its power from onsite generation owned by third parties. Additionally, it generates a minor amount of power from its own generation assets.

Government Regulations

     See "Item 3D--Risk Factors--International Trade"; "--Environmental Regulations" and "--Foreign Governmental Policies and International Economic Conditions," and "Item 8--Financial Information--Legal Proceedings."

Management

     The Chairman and Chief Executive Officer ("CEO") of the Company is Lakshmi
N. Mittal. Mr. Mittal's vision and his ability to guide our Company in its formulation and execution of appropriate business strategies to meet the challenges of an increasingly dynamic industry and business environment, has helped us to emerge as a world leader in steel production utilizing the integrated mini-mill and blast furnace processes, with a strong manufacturing base in the North American Free Trade Agreement ("NAFTA") region and Europe. We are the only steelmaker in the NAFTA region to have steel making facilities in each of United States, Canada and Mexico.

     Local management operates each operating subsidiary with assistance from our corporate management team. Each operating subsidiary maintains its own manufacturing, engineering and commercial staff who implement our business strategy on a daily basis. In addition, we have a corporate management team that assists our operating subsidiaries at a strategic level. Within corporate management there are specialized and experienced executives in fields such as finance, marketing, purchasing, operations, shipping, human resources, communications, internal assurance, strategic planning, technology and law.

     We extensively practise our Knowledge Integration Program ("KIP"), which is a quality, cost and efficiency improvement program designed to allow each operating subsidiary to benefit from the best practices utilized by other operating subsidiaries. Under the KIP, senior and middle level managers periodically meet with their counterparts from other operating subsidiaries to share technical and operating experiences, coordinate activities and stay abreast of technical and commercial developments and company-wide practices. We believe that the KIP contributes significantly to reducing procurement and conversion costs through bulk purchasing and improving overall profitability and operating efficiencies through mutual assistance.

Marketing

     Our marketing strategy is to work with our customers on product development to meet their present and future requirements while utilizing our assets in the most efficient and profitable manner. We focus our efforts on providing solutions to our customers to reduce their costs and becoming their preferred supplier of high quality steel products.

     The large majority of our products are sold directly to customers through our own sales force. A small proportion is sold through intermediate international traders.

Business Strategy

     Our strategy is to enhance shareholder value by continuously strengthening our position as a low cost, high quality steel producer and achieving the maximum benefits from our global position. We strive to identify, capture, and create value by formulating and implementing efficient solutions to our procurement, marketing, operating and financial challenges and opportunities.

     Our strategy includes the following key elements:

     o Leverage our Global Position. Our position as one of the largest and most international steel producers in the world provides opportunities to achieve operational synergies and cost savings. A key element in our strategy is to maximize the realization of these advantages.

     o Organic Growth. We continue to examine and pursue opportunities to improve the operating performance of our facilities and enhance our low cost production capabilities. Historically, we have been successful at enhancing our production capabilities at relatively low capital costs per ton.

     o Use Technology as a Competitive Tool. We believe the judicious application of technological advances is essential to continued competitiveness. We will continue to invest in incremental technological improvements wherever it is appropriate.

     o Remain a Low Cost Producer. We believe that our efficient use of steel-making facilities and our superior operating practices makes us one of the lowest cost steel producers in each of the markets in which we compete. We seek to further protect and enhance our competitive position through continuous cost reduction programs and through our KIP. We believe that KIP has already provided significant benefits, including reduced procurement costs of raw materials, consumables and spare parts, as well as increased productivity through the transfer of technological know-how among our operating subsidiaries.

     o Strengthen our Leading Market Positions and Reputation for Quality. Over the years, we have built strong customer franchises in a number of markets and products. We are one of the largest producers and consumers of DRI in the world. Our European operations collectively are the largest producers of high-quality wire rod on the continent and Ispat Inland is one of the leading suppliers to the automobile and appliance industries in North America and has leading positions with Ford, Honda and Toyota. In addition, we believe we have established a reputation for producing high-quality steel products, in part due to our tradition of partnering with key customers. We intend to continue such partnering with key customers in research and development efforts and in assisting them with their product design initiatives. We believe this helps ensure strong, long-term customer relationships and enables us to produce higher quality steel products and create long-term growth opportunities. In the future, we believe we can further enhance our profitability by leveraging these leading market positions to sell a broader range of higher value-added products.

     o Reduce existing indebtedness through cash flow generation. It is our goal to use the cash flow that our business generates to reduce existing debt and improve our liquidity and overall financial flexibility.

C.   Organizational Structure

     Ispat International is a holding company with no business operations of its own. Our significant subsidiaries are:

     o    Ispat Inland, incorporated in the United States;

     o    Ispat Mexicana, incorporated in Mexico;

     o    Ispat Sidbec, incorporated in Canada;

     o    Caribbean Ispat, incorporated in Trinidad and Tobago;

     o    Ispat Europe Group, incorporated in Luxembourg;

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

                                     -------------------
                                     Ispat International
                                       (The Netherlands)
                                     -------------------


                  --------                                           ------------
                    Ispat                                               Ispat
                  Shipping                                           Europe Group
                   (U.K.)                                            (Luxembourg)
                  --------                                           ------------


                                                                -----------------------
------     --------      -------     ---------      --------    | --------    -------- |   --------
Ispat        Ispat        Ispat      Caribbean       Ispat      |  Ispat        Ispat  |    Ispat
Inland     Mexicana       Sidbec       Ispat         Hamburg    | Hochfeld     Ruhrort |   Unimetal
(U.S.)     (Mexico)      (Canada)    (Trinidad)     (Germany)   | (Germany)   (Germany)|   (France)
------     --------      -------     ---------      --------    | --------    -------- |   --------
                                                                |    Ispat Duisburg    |
                                                                ------------------------

D.   Property, Plant and Equipment

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

Ispat Inland Inc. ("Ispat Inland")

General

     Ispat Inland is the fourth largest integrated producer of steel in the United States, with shipments of 5.3 million tons in 2003. Ispat Inland was established in 1893 and produces and sells a wide range of steel products, largely carbon and high-strength low-alloy steel grades, in flat-rolled and bar forms.

     Flat Products generated 89% of Ispat Inland's 2003 revenue. This division manufactures and sells hot-rolled, cold-rolled, coated and galvanized steel sheets used in various applications including automotive, steel service center, appliance, office furniture and electrical motor markets. Ispat Inland's Flat Products division also manages Ispat Inland's iron ore and iron-making operations, and produces the major portion of its raw steel requirements. Ispat Inland is one of the leading producers in the United States of automotive sheet, the highest value-added flat-rolled carbon steel product, and the largest supplier of steel to the appliance market. Over 80% of Ispat Inland's flat-rolled steel revenues are generated by value-added cold-rolled or coated steels. Essentially all of Ispat Inland's steel products are made to fill specific orders due to the unique chemistry, surface quality, and width and gauge requirements of our customers.

     Ispat Inland's Bar division generated 11% of Ispat Inland's 2003 revenue, and manufactures and sells a variety of bar products, including SBQ to the automotive industry directly, as well as through forgers and cold finishers, and also to heavy equipment manufacturers and steel service centers. SBQ steel is used by our customers in the automotive, agricultural and transportation industries, among others, to manufacture safety-critical products such as axles and bearings.

     All raw steel made by Ispat Inland is produced at its Indiana Harbor Works located in East Chicago, Indiana. The property on which this plant is located, consisting of approximately 1,900 acres, is held by Ispat Inland in fee. The basic production facilities of Ispat Inland at its Indiana Harbor Works consist of furnaces for making iron; basic oxygen and electric furnaces for making steel; a continuous billet caster, a continuous combination slab/bloom caster and two continuous slab casters; and a variety of rolling mills and processing lines which turn out finished steel mill products. A continuous anneal line and slitting equipment, are held by Ispat Inland under leasing arrangements. Ispat Inland has granted the Pension Benefit Guaranty Corporation ("PBGC") a lien upon the Caster Facility to secure the payment of future pension funding obligations. Substantially all of the remaining property, plant and equipment at the Indiana Harbor Works, other than the Caster Facility and leased equipment, is subject to the lien of the First Mortgage of Ispat Inland dated April 1, 1928, as amended and supplemented. The Indiana Harbor Works is also subject to a second lien in favor of the United Steelworkers of America to secure a post retirement health benefit.

     I/N Tek, a partnership in which a subsidiary of Ispat Inland owns a 60% interest, has constructed a 1.7 million ton annual capacity cold-rolling mill on approximately 200 acres of land, which it owns in fee, located near New Carlisle, Indiana. Substantially all the property, plant and equipment owned by I/N Tek is subject to a lien securing related indebtedness. The I/N Tek facility is adequate to serve the present and anticipated needs of Ispat Inland planned for such facility.

     I/N Kote, a partnership in which a subsidiary of Ispat Inland owns a 50% interest, has constructed a 1 million ton annual capacity steel galvanizing facility on approximately 25 acres of land, which it owns in fee, located adjacent to the I/N Tek site. Substantially all the property, plant and equipment owned by I/N Kote is subject to a lien securing related indebtedness. The I/N Kote facility is adequate to serve the present and anticipated needs of Ispat Inland planned for such facility.

     PCI Associates, a partnership in which a subsidiary of Ispat Inland owns a 50% interest, has constructed a pulverized coal injection facility on land located within the Indiana Harbor Works. Ispat Inland leases PCI Associates the land upon which the facility is located. A 50% undivided interest in substantially all of the property, plant and equipment at the PCI facility is subject to a long-term lease, with the balance of the PCI facility owned by PCI Associates. The PCI facility is adequate to serve the present and anticipated needs of Ispat Inland planned for such facility.

     Ispat Inland owns property at the Indiana Harbor Works used in connection with its joint project with Sun and Private Energy LLC.

     A subsidiary of Ispat Inland owns a fleet of 350 coal hopper cars (100-ton capacity each) used in unit trains to move coal and coke to the Indiana Harbor Works. Ispat Inland time-charters three vessels for the transportation of iron ore and limestone on the Great Lakes. During 1998, Ispat Inland transferred ownership of such vessels to a third party subject to a lien in favor of the PBGC on the vessels to secure the payment of future pension funding obligations. Such equipment is adequate, when combined with purchases of transportation services from independent sources, to meet the present and anticipated transportation needs of Ispat Inland.

     Ispat Inland also owns and maintains research and development laboratories in East Chicago, Indiana. Such facilities are adequate to serve its present and anticipated needs.

Production Facilities

     The following table sets forth a general description of Ispat Inland's principal production units.

Facility                                 Description                          Production Capacity             Production in 2003
--------------------            ------------------------------------      -----------------------------       ------------------
Blast furnace                   3 Blast furnaces                          5.7 million tons of hot metal        4.2 million tons

Basic oxygen furnace            2 BOFs with 4 vessels with                5.9 million tons of liquid           4.7 million tons
(BOF)                           ladle metallurgy stations                 steel
                                and one RH type vacuum
                                degasser

Slab and bloom caster           3 continuous Slab and Bloom casters       5.6 million tons                     4.6 million tons

80" Hot strip mill              With 5 roughing stands, 6 finishing       6.0 million tons                     5.1 million tons
                                stands, 3 walking beam slab reheat
                                furnaces

Cold rolling mill               2 continuous pickle lines                 3.1 million tons                     2.4 million tons
                                56" and 80" tandem mill                   3.7 million tons                     2.4 million tons
                                Continuous annealing facilities           457,000 tons                         304,000 tons
                                Batch annealing facility                  1.7 million tons                     1.6 million tons
                                3 temper rolling mills                    2.9 million tons                     2.1 million tons
                                5 finishing lines                         2.1 million tons                     1.7 million tons

Coating lines                   3 coating lines                           928,000 tons                         750,000 tons

Electric arc furnace (EAF)      One 120 ton AC EAF (60 MVA) with ladle    610,000 tons of liquid steel         372,000 tons
                                metallurgy station

Billet caster                   Four-strand continuous caster             800,000 tons                         359,000 tons

12" bar mill                    Rod and Stelmor coil mill with rounds,    700,000 tons                         522,000 tons
                                hexagons and square products


Ispat Mexicana, S.A. de C.V. ("Imexsa")

General

     Imexsa is the largest steel producer in Mexico. It is also the world's largest slab producer dedicated to the manufacture and sale of slabs solely to outside customers. Slabs are an intermediate steel product used for manufacturing a broad range of flat products such as plates and hot-rolled coils. Slabs are purchased both by steel manufacturers without primary steel making facilities and by steel manufacturers with either a temporary or permanent reliance on external sources for a portion or all of their needs. Imexsa's product line mainly caters to high-end applications of its customers.

     Imexsa utilizes DRI as its primary metallic input for virtually all of its production. Imexsa operates a pellitizer plant, two DRI plants, an efficient EAF-based steel making plant and continuous casting facilities. Imexsa has advanced secondary metallurgical capabilities, including ladle refining, vacuum degassing and calcium silicon injection, which permit it to produce higher quality slabs utilized for specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries.

     Imexsa's production facilities are located on 1,075 acres adjacent to a major deep-water port in Lazaro Cardenas, Michoacan, Mexico, through which most of its slabs are shipped for export and its raw materials are received. The port is the largest bulk material handling port in Mexico and the second largest bulk material handling port in Latin America. The port includes a metals and minerals wharf with three berths, operated by

Corporacion del Balsas, S.A. de. C.V. under a concession from the Mexican government which expires in 2014, and a multipurpose terminal berth operated by Imexsa, which currently accepts vessels up to Handymax size. Imexsa operates the multipurpose terminal berth under a concession from the Mexican government which expires in 2010.

     During the year 2003, Imexsa qualified for the QS 9000 award (earlier awarded in 1999) and holds several certifications for manufacturing customer specific shipbuildings grades. Some of the value added products developed in 2003 were, heat treatment grades for plate manufacturing, Oil Country Tubular Goods ("OCTG"), high chromium grade for oil exploration applications and also for gas transportation industry. As part of moving up the value chain, Imexsa is planning to invest up to $13.5 million in the Ruhrstahl Heraeus Top Lance ("RHTL") project, which will enable it to produce up to 1.0 million tons of ultra low carbon Interstitial Free grades of steel mainly for the automobile segment. Imexsa will also benefit from a new Oxygen Gas Plant being put up by a group subsidiary in Lazaro Cardenas, Michoacan in terms of strategic and cost benefits. It is expected that both these projects would commence operation in the fourth quarter of 2004. Since its inception, Imexsa has been an export-focused company. For the year ended December 31, 2003, approximately 71% of Imexsa's slabs were exported to finished steel product manufacturers in the United States, China, Korea, Thailand and Germany, through dedicated deep water port facilities located adjacent to its production complex in Lazaro Cardenas, Michoacan, on Mexico's Pacific coast.

     In addition to its core steel-making facilities, Imexsa holds a 50% equity interest in Consorcio Minero Benito Juarez Pena Colorada, S.A. de C.V., an iron ore mining and pelletizing company. This joint venture is implementing an expansion programme which will increase its capacity by 0.5 million tonnes, to
4.0 million tonnes by the fourth quarter of 2004. Imexsa also has strategic interests in several other ancillary companies, which provide significant benefits. These include:

     o A 50% interest in Corporacion del Balsas, S.A. de C.V., which manages captive port facilities;

     o A 50% interest in Servicios Siderurgicos Integrados, S.A. de C.V., which provides various products such as, industrial gas and services to Imexsa, at its cost of producing these services; and

     o A 50% interest in Cal del Balsas, S.A. de C.V., providing lime products.

Production Facilities

     The following table sets forth a general description of Imexsa's principal production units:

Facility                               Description                         Production Capacity             Production in 2003
---------------------       -----------------------------------    ------------------------------------   --------------------
Pelletizing plant           Straight grate plant with area of      4.0 million tonnes of pellets          3.2 million tonnes
                            4,994 sq.ft

HyL DRI plant               HyL III continuous plant with four     2.4 million tonnes of DRI              2.0  million tonnes
                            reactors

MIDREX(TM)DRI plant         MIDREX(TM)                             1. 7 million tonnes of DRI             1.5  million tonnes
                            MEGAMOD(TM)plant

EAFs (steel melt shop)      Four 242-tons EAFs with 150 MVA        4.0 million tons of liquid steel       3.3  million tons
                            transformers

Second metallurgy           Two 242-tons ladle furnaces, one                       --                             --
                            calcium silicon injection system,
                            one vacuum degassing unit

Continuous casting          Two twin-strand slab casting           3.8 million tons of slabs              3.1  million tons
                            machines, capable of producing a
                            range of slab sizes

Facility                               Description                         Production Capacity             Production in 2003
---------------------       -----------------------------------    ------------------------------------   --------------------
Thermal power station       Two 140-tonnes/hour steam boilers.     40 megawatts (two 20 megawatt units)   88.24 million kwh
(Multiple fuels)            Two steam-driven turbo generators


Ispat Sidbec Inc. ("Ispat Sidbec")

General

     Ispat Sidbec is the fourth largest steelmaker in Canada, based on 2003 shipments of approximately 1.6 million tons of finished steel products. Ispat Sidbec manufactures a wide range of steel products, including hot, cold and galvanized sheet, wire rods, bar and pipe products, and markets these products primarily in Canada and the United States. Ispat Sidbec is currently the only Canadian steelmaker utilizing internally produced DRI as the primary raw material for steelmaking. Ispat Sidbec has two MIDREX(TM) DRI plants with an aggregate production capacity of 1.5 million tonnes.

Production Facilities

     Ispat Sidbec's facilities are located in the Province of Quebec on approximately 1,050 acres of land in Contrecoeur, 100 acres in Longueuil and 23 acres in Montreal. The following table sets forth a general description of Ispat Sidbec's principal production facilities.

Facility                           Description                         Production Capacity               Production in 2003
--------------------     --------------------------------------  ---------------------------------       ------------------
Contrecoeur

DRI plants               Two MIDREX(TM)Modules                   1.5 million tonnes of DRI               503,000 tonnes

EAFs                     Two 150-ton EAFs with 130 MVA           1.8 million tons of liquid steel        1.7 million tons
                         transformers

Secondary metallurgy     Two 150-ton ladle furnaces                            --                               --

Continuous casting       One single-strand slab casting machine  900,000 tons of slabs                   800,000 tons
                         One six-strand billet casting           900,000 tons of billets                 800,000 tons

Hot strip mill           One two-high reversing stand and one    683,000 tons of hot bands               640,000 tons
                         four-high finishing stand

Cold rolling mill        Pickling line                           470,000 tons                            430,000 tons
                         Two Sendzimir                           470,000 tons                            379,000 tons
                         cold-rolling mills
                         19 annealing furnaces including a new   330,000 tons                            261,000 tons
                         Hydrogen Furnace
                         One Temper mill                         330,000 tons                            261,000 tons

Rod and bar mill         One rod and bar mill with               450,000 tons of rods and bars           345,000 tons
                         125-ton/hour gas-fired furnace to
                         reheat billets with 10 finishing
                         stands

Longueuil

Bar mill                 Bar mill with one 90-ton/ hour          410,000 tons of finished bars           373,000 tons
                         gas-fire furnace to reheat billets
                         with 16 finishing stands

Facility                           Description                         Production Capacity               Production in 2003
--------------------     --------------------------------------  ---------------------------------       ------------------
Montreal

Pipe mill                Pipe mill with 100 foot furnace         109,000 tons of pipe                    76,000 tons
                         six-strand forming mill


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

Acufil

     Acufil, a wholly owned Canadian limited partnership, is one of Canada's finest wire producers. Established in 1995 in Montreal, Acufil shipped approximately 70,000 tons of wire, in 2003, to customers located in Canada and the United States. Acufil is geographically located very close to its wire rod supplier, Ispat Sidbec, and services customers in the automotive, agricultural, construction, bedding, furniture, cable, pulp tie and consumer product industries.

     Acufil produced 69,000 tons of wire products in 2003. Acufil has a production capacity of approximately 99,000 tons per year of wire products. The facility is located in Montreal, Canada and consists of a modern acid picking line, two wire galvanising lines, one patenting line and 20 wire drawing machines.

     Its 300,000 square feet facility received certification for ISO 9002 in September 2000. The plant also has a complete ISO certified testing facility used by its customer service metallurgists to support product development and other challenges faced by customers.

Delta Tube and Company, Limited

     Delta Tube and Company, Limited was formed by Ispat Sidbec Inc. (40%) and Nova Steel (60%) to manufacture pipe for Ispat Sidbec and hollow structural sections of Nova Steel. Delta Tube is equipped with two Electric Resistant Weld lines that produce pipes from two to six inches in diameter for the account of its two owners, which are then sold by such owners. The facility is located in Montreal, Canada, operates on a tolling arrangement per ton transformed and a production capacity of 75,000 tons. In 2003, Delta Tube rolled 65,700 tons.

Sorevco

     Sorevco, a 50%-50% joint venture with Dofasco Inc., operates a hot dip galvanising line with a production capacity of 250,000 tons. It produces galvanized sheet in widths of up to 55 inches, in thickness varying between 0.01 to 0.13 inches in a wide variety of zinc coatings. Ispat Sidbec and its partner are each committed to supply 50% of Sorevco's full hard substrate requirements, its primary raw material. Sorevco is of strategic importance to Ispat Sidbec as it permits the sales of value-added flat-rolled products without requiring additional production capacity for annealing and temper rolling at the Contrecoeur plant. The hot dip galvanising line has a new galvanising process for two-sided zinc coating of cold-rolled coil for the production of culvert pipe used in road construction, which offers good market opportunities in North America.

Walker Wire Inc. ("Walker Wire")

     Walker Wire, established in 1944, has manufacturing facilities located in Ferndale, Michigan, United States. Walker Wire is geographically positioned to provide service to its customers in the automotive, agricultural, construction, and consumer product industries.

     Walker Wire, a wholly owned U.S. subsidiary of Ispat Sidbec, produces cold drawn wire and bars. Walker Wire purchases rod requirements primarily from Ispat Sidbec and from rod mills in the United States and Europe. Walker Wire is equipped with two acid pickling lines and annealing facilities and specializes in value-added products for the automotive industry; its location provides it with cost-effective access to automotive part manufacturers in the Detroit and Chicago areas. Walker Wire is of strategic importance to Ispat Sidbec as it permits the sales of value-added wire and bars products without requiring additional production capacity for cold drawing at the Contrecoeur plant. In 2003, Walker Wire shipped 69,000 tons of wire products.

     Walker Wire has a revolving credit facility with a financial institution, secured by its accounts receivable and inventory and certain related assets, providing for a maximum borrowing of approximately $16 million. This facility bears interest at floating rates based on certain lending indices (at the option of Walker Wire), less a margin of 1%. At December 31, 2003, approximately $5.8 million was outstanding under this facility.

Caribbean Ispat Limited ("Caribbean Ispat")

General

     Caribbean Ispat, located in Trinidad, is the largest steelmaker in the Caribbean, based on 2003 shipments of one million tons of steel products. Caribbean Ispat operates DRI plants, an EAF-based steel-making plant, continuous casting facilities and a high-speed rolling mill. Caribbean Ispat produces wire rods for use in a wide range of industrial applications, including the manufacture of welding electrodes, cables, chains, springs, fasteners, wire strands and wire ropes, pre-stressed concrete strands, tyre beads, as well as in the construction industry. In 2003, substantially all of Caribbean Ispat's wire rod shipments were exported, primarily to steel fabricators in South and Central America, the Caribbean and the United States. Caribbean Ispat is also a significant producer, exporter, and user of DRI.

Production Facilities

     Caribbean Ispat's facilities are located on approximately 260 acres at the Point Lisas Industrial Complex in Point Lisas, Couva, Trinidad and Tobago. Caribbean Ispat leases the property on which the facilities are located from the Point Lisas Industrial Port Development Company (the "PLIPDECO"). On February 12, 1996, Caribbean Ispat and PLIPDECO entered into a lease agreement extending the terms of the lease of such property until April 10, 2038. The following table and discussion set forth a general description of Caribbean Ispat's principal production facilities.

Facility                              Description                        Production Capacity               Production in 2003
--------------------       ----------------------------------      --------------------------------        ------------------
DRI plants                 Two MIDREX(TM)Series 400 modules        1.3 million tonnes of DRI               965,000 tonnes

                           MIDREX(TM)MEGAMOD(TM)plant              1.4 million tonnes of DRI               1,310,000 tonnes

EAFs                       Two 132-ton EAFs with 80 MVA            1.2 million tons of liquid steel        1,029,000 tons
                           transformers

Secondary metallurgy       Two 132-ton ladle furnaces                               --                            --

Continuous casting         Two four-strand casting machines        1.1 million tons of billets             988,000 tons

Rod mill                   One 154-ton/hour reheating furnace      810,000 tons of wire rods               706,000 tons
                           and rolling mill

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

Ispat Europe Group S.A.

     Ispat Europe Group S.A. is the holding company of all our operating subsidiaries in Europe.

(a)  Ispat Hamburger Stahlwerke GmbH ("Ispat Hamburg")

General

     Ispat Hamburg operates the only integrated mini-mill in Europe. Ispat Hamburg operates a DRI plant, an EAF-based steel-making plant, continuous casting facilities and a high-speed rolling mill. These facilities use advanced processing techniques such as a high pressure intensive cooling process by which liquid steel is cooled in the continuous casting machine. Ispat Hamburg's wire rods are sold to customers principally in Germany, other European Union countries and the Far East.

     In addition, Ispat Hamburg owns Kent Wire Ispat Ltd., a leading producer of wire mesh fabric in the United Kingdom. Further, Ispat Hamburg owns 33.3% of Westfalische Drahtindustrie GmbH ("WDI"), located in Hamm, Germany. WDI has one of the largest wire drawn facilities in Germany.

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

Facility                               Description                          Production Capacity              Production in 2003
---------------------        ----------------------------------      --------------------------------        -------------------
DRI plant                    One MIDREX(TM)Series 400 module         600,000 tonnes of DRI                   565,000 tonnes

EAF                          One 143-ton EAF with 105 MVA            1.2 million tons of liquid steel        1.1 million tons
                             transformer

Secondary metallurgy         One ladle furnace with                                   --                              --
                             25 MVA transformer

Continuous casting           One six-strand billet caster            1.1 million tons of billets             1.0 million tons

Rolling mill                 One high speed two-strand wire rod      992,000 tons of wire rods               897,000 tons
                             mill


(b) Ispat Stahlwerk Ruhrort GmbH ("Ispat Ruhrort") and Ispat Walzdraht Hochfeld GmbH ("Ispat Hochfeld") (collectively, "Ispat Duisburg")

General

     Ispat Duisburg uses basic oxygen furnace technology to produce semi-finished blooms and billets. Ispat Duisburg transforms purchased hot metal into low residual steel in the converter shop using secondary metallurgy equipment, including a ladle furnace and vacuum degassing equipment.

Production Facilities

     Ispat Duisburg has two production facilities located on approximately 613 acres in Duisburg, Germany. Ispat Duisburg's plant contains a continuous bloom caster using the soft reduction process which enables us to produce higher quality blooms. The following table sets forth a general description of Ispat Duisburg's principal production facilities:

Facility                                Description                        Production Capacity                 Production in 2003
---------------------          ---------------------------------       --------------------------              ------------------
Converter (liquid              Two 154-ton                             1.7 million tons of liquid              1.5 million tons
   steel facility)             converters                              steel

Secondary metallurgy           One ladle furnace                       --                                      --
                               and one ladle vacuum
                               degasser

Continuous bloom               One linear six-strand                   1.7 million tons                        1.1 million tons
   caster(1)                   bloom caster

Continuous billet              One six-strand billet                   1.3 million tons                        325,400 tons
   caster(1)                   caster

Billet rolling mill            Two high reversing                      1.0 million tons                        754,600 tons
   (including                  stands and finishing
   conditioning mill)          lines

Wire rod mill                  One three-strand                        1.0 million tons                        629,200 tons
                               rolling mill and one pusher type
                               reheating furnace

-----------------
(1) The combined casting capacity is significantly higher than the steelmaking capacity.

(c)  Ispat Unimetal

General

     The Company believes Ispat Unimetal is one of the largest wire rods and bars producers in France, with 2003 annualized shipments of approximately 1.0 million tons of steel products. Ispat Unimetal manufactures a wide range of high-quality billets, bars and rods in coils such as tire cord, free-cutting, cold heading, forging, springs, pre-stressed concrete wire and other wire drawing qualities. Ispat Unimetal operates a twin-shell design DC electric arc furnace using the cost-effective "single convert" route of steelmaking.

Production Facilities

     Ispat Unimetal's facilities are located on 678 acres in Gandrange, France and 8 acres in Schifflange, Luxembourg. Ispat Unimetal's location provides proximity to its core markets in France, Germany and the Benelux countries. The following table sets forth a general description of Ispat Unimetal's principal production facilities:

Facility                                   Description                         Production Capacity               Production in 2003
--------------------          --------------------------------------     --------------------------------        ------------------
EAF                           One 182-ton EAF                            1.6 million tons of liquid steel        1.1 million tons

Secondary metallurgy          Two ladle furnaces and one ladle           --                                      --
                              vacuum degasser

Continuous casting            One six-strand bloom and one               2.0 million tons                        1.1 million tons
                              six-strand billet casting machine

Billet rolling mill           One continuous mill with 12 vertical       1.0 million tons                        393,000 tons
                              and horizontal stands

Coil and bar mill             One single-strand continuous mill          600,000 tons                            332,000 tons
                              with 20 vertical and horizontal stands

Wire rod mill                 One two-strand high speed rolling mill     1.0 million tons                        572,000 tons

Certifications

          Ispat Unimetal has several certifications:

     o    Standards ISO 9002 - quality system requirements;

     o ISO 14001 - environmental management system requirements for Gandrange Plant;

     o Customers Manuals EAQF - quality system requirements of French Automotive constructors (European Equivalence with VDA6 (Germany) and AVSQ 94 (Italy));

     o QS9000 - quality system requirements for Ford, General Motors, Chrysler; and

     o Standard ISO/CEI 17025 - for steel shop laboratory (general requirements for the competence of testing and calibration laboratories).

(d)  Trefileurope

General

     In 2003, Trefileurope had 314,000 tons of shipments. Trefileurope is in the wire drawing business and manufactures a wide of steel wires and ropes for use in industrial applications including automotive and clutch springs, armoring wires for flexible off-shore pipes, elevator ropes, aerial and ski-lift cables, hoisting and fishing, pre-stressed concrete wires, domestic appliances, window fasteners, wind screen wipers, bolts, nuts and nails. Trefileurope operates 9 production mills, 7 in France and one each in Belgium and Italy, all of which are ISO 9001 or 9002 certified.

Production Facilities

     Trefileurope's facilities are located on 37 acres in Bourg en Bresse, 32 acres in Lens, 37 acres in Commercy, 32 acres in Marnaval, 35 acres in Ste. Colombe, 5 acres in Perigueux, 10 acres in Manois, all in France, 22 acres in Belgium and 7 acres in Italy. The following table sets forth a general description of Trefileurope's principal production facilities:

Facility                                          Description                Production Capacity         Production in 2003
--------------------------------          -------------------------------    -------------------         ------------------
Bourg en Bresse and Lens                  Roping wire drawing machines            75,000 tons                 44,000 tons
                                          Stranding and closing machines
                                          Pickling lines
                                          Galvanizing lines
                                          Oil tempering / quenching line

Commercy, Marnaval and Trefilac           Drawing machines                        153,200 tons                159,500 tons
                                          Annealing machines
                                          Galvanizing lines
                                          Lacquering lines

Ste.-Colombe, Belgium and Italy           Pickling lines                          163,000 tons                93,000 tons
                                          Drawing machines
                                          Stranding machines
                                          Plastic coating

Perigueux and Marnaval                    Drawing machines                        27,500 tons                 15,000 tons
                                          Nail heading
                                          Galvanizing machines
                                          Quenching line

---------------------

(e)  Downstream Activities

     Ispat Europe manufactures a number of downstream products such as steel wire, wire ropes, wire mesh and bright bars. It is the largest wire drawer in France and one of the largest in Europe. Ispat Europe conducts its downstream operations through its wholly-owned subsidiaries Trefileurope (as detailed in (d) above), Kent Wire in the United Kingdom, and SMR, a leading bright bar producer in France. Markets for Ispat Europe's downstream products include the automobile industry and processors of steel wires for a wide range of uses such as springs, elevator or hoisting ropes, wire mesh and free cutting. These downstream companies source their wire rod and bar requirements mainly from Ispat Europe's steelmaking facilities.

     Ispat Hamburg owns 33.3% of Westfalische Drahtindustrie, located in Hamm, Germany, and operates one of the largest wire drawn facility in Germany.
The customers are mainly in the automotive and engineering sector as well as the construction industry.

Ispat Shipping Limited ("ISL"), U.K.

     Ispat Shipping Limited is responsible for providing cost effective ocean transportation solutions to the company's manufacturing subsidiaries and affiliates, covering both raw materials and finished products. Its location in London, a key hub of the global shipping business is a strategic advantage. In 2003, ISL handled 20.3 million tonnes of cargo.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     Certain sections of Operating and Financial Review and Prospects include forward-looking statements concerning trends or events potentially affecting the businesses of the Company. These forward-looking statements typically contain words such as "anticipates", "believes", "estimates", "expects" or similar words indicating that future outcomes are not known with certainty and are subject to risk factors that could cause these outcomes to differ significantly from those projected. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors that could cause future outcomes to differ materially from those set forth in forward-looking statements.

     The following discussion should be read in conjunction with the Consolidated Financial Statements included in this Annual Report. The Consolidated Financial Statements, which include the accounts of Ispat International and its subsidiaries, all of which are controlled by Ispat International, have been prepared in accordance with U.S. GAAP. Inter-company balances and transactions have been eliminated on consolidation. Total shipments of steel products include intercompany shipments. All references to "Sales" include shipping and handling fees and costs as per EITF Issue No. 00-10. All references to "Net Sales" exclude shipping and handling fees and costs. See "Item 3A-Selected Financial Data", footnote 1 for reconciliation between sales and net sales.

     The records of each of our operating subsidiaries are maintained in the currency of the country in which the operating subsidiary is located, using the statutory or generally accepted accounting principles of such country. For consolidation purposes, the financial statements which result from such records have been translated to conform to U.S. GAAP and converted into Dollars, the reporting currency. The functional currency for Ispat Sidbec is the Canadian dollar and for Ispat Europe Group the Euro. Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are re-measured at the rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the statements of income. Upon consolidation, the results of operation of our subsidiaries and affiliates whose functional currency is other than the Dollar are translated into Dollars at weighted average exchange rates in the year and assets and liabilities are translated at year-end exchange rates. Translation adjustments are presented as a separate component of other comprehensive income in the Consolidated Financial Statements and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or affiliated company.

A.   Operating Results

Year Ended December 31, 2003 Compared To Year Ended December 31, 2002

Ispat International

     Ispat International is the world's eleventh largest steel producer, with major steelmaking operations in the United States, Canada, Mexico, Trinidad and Tobago, Germany and France. The Company produces a broad range of coated, cold rolled and hot rolled carbon steel products, bars and wire rods and semi-finished steel products in the form of slabs, blooms and billets. In addition, the Company is also the world's largest producer and consumer of DRI and is also in the merchant DRI business. In 2003, Ispat International shipped approximately 15 million tons of steel products to customers in about eighty-five countries, with over 90% of sales revenue generated from shipments to participating countries of NAFTA (North American Free Trade Agreement) and the European Union. Ispat International's products are mainly used in the automotive, agriculture, transportation, construction and consumer appliances sectors. Our business is sensitive to trends in these cyclical industries which are in turn driven by the state of the economy of the region or other factors. Almost all our revenues are generated from the sale of DRI, steel and steel products.

     For a detailed description of our business, products and facilities please refer to "Item 4B--Business Overview" of this Form 20-F.

Factors affecting our business

Cyclicality of the steel industry

     The steel industry is highly cyclical and is affected significantly by general economic conditions and other factors such as worldwide production capacity, fluctuations in steel imports/exports and tariffs. Steel prices are sensitive to a number of supply and demand factors. Steel markets recently have been experiencing larger and more pronounced cyclical fluctuations. This trend, combined with the upward pressure on costs of key inputs, mainly metallics and energy, presents an increasing challenge for steel producers. The key drivers for maintaining a competitive position and good financial performance in this challenging environment are product differentiation, customer service, cost reduction and cash management.

     2001 was one of the worst years in recent history for the steel industry. The global economic situation caused a drastic reduction in sales volumes and prices. Selling prices declined to record low levels, and stayed at those levels for a longer period of time as compared to many of the past cyclical troughs. These negative trends were further exacerbated by significant increases in the cost of key inputs, mainly energy and iron ore.

     In 2002 there was a gradual reversal of the cycle which, along with the
Section 201 trade rulings in the United States and certain emerging shifts in the global demand-supply situation for steel, brought about improvements in both demand for and pricing of steel products.

     In 2003, world crude steel production increased by 7%, primarily due to China where production increased by 21%, making it the largest steel producing nation. Further, steel imports into China increased by 53% from 2002 to meet the demand from the automobile, white goods and construction sectors. The strong demand in China increased prices for steel as well as key raw materials such as iron ore, coke, scrap and alloys. To partly mitigate these input cost increases, steel companies in the U.S. started applying surcharges ranging from $20-$100 per ton in early 2004.

Consolidation in the U.S. steel industry

     Over 35 steel and steel-related companies in the U.S. have sought protection under Chapter 11 of the United States Bankruptcy Code since the beginning of 1997. Many of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and obtaining concessions from their labor unions and suppliers. Some companies have even expanded and modernized while in bankruptcy. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations, including environmental, employee and retiree benefit and other obligations, commonly referred to as "legacy costs". This enables such companies to have a more competitive cost structure, particularly for their fixed costs, than they did before entering bankruptcy.

     Within the past two years, these financial conditions have led to significant consolidation, led by International Steel Group ("ISG"), US Steel and Nucor. ISG is a new company formed through the acquisition of Bethlehem Steel, LTV, Acme Steel and, the proposed acquisition of the assets of bankrupt Weirton Steel in 2004. US Steel acquired National Steel; Nucor acquired Birmingham Steel and Trico, while Steel Dynamics acquired Qualitech Steel and GalyPro.

Global steel trade

     The steel industry's and our ability to sell products is influenced in varying degrees by trends in global trade for steel products, particularly trends in imports of steel products into our principal markets. In the U.S., section 201 tariffs were in place through most of 2003. U.S. steel imports fell by 29% primarily due to higher prices in China and most other markets, higher ocean freight costs and the weakening of the U.S. dollar. Largely driven by strong Chinese demand, steel prices began accelerating at the beginning of 2004. It is generally expected that this upward trend in prices is likely to continue in the first half of 2004.

The European long products steel industry

     The European Union ("EU") economy continued to be sluggish during 2003. A sharp appreciation of the Euro, high unemployment, budgetary pressures and recession in Germany led to a 0.3% increase in the GDP of the Eurozone countries.

     Industrial production in the EU declined by 0.2% from 2002 levels while demand for steel declined by more than 1% in 2003. Most of the end-user sectors of steel were in recession during 2003, led by automobile production which was down by 1.4% compared to 2002. Demand in the construction and metal working sectors remained at 2002 levels. Steel pricing in Europe remained weak despite an increase in input costs. Production cutbacks at mills were required to match the demand-supply conditions in Europe. Lastly, the strength of the Euro encouraged steel imports (long product steel imports increased by 19% in 2003 into the Eurozone) and export prices were affected by the appreciation of the Euro against the U.S. dollar.

Raw materials and ocean freight costs

     The iron ore market in 2003 was tight with prices for certain grades increasing by between 20-40%. The resulting shortage in iron ore was driven primarily by unprecedented demand for steel in China and shortage of shipping capacity. Chinese steel mills, which have usually sourced their iron ore from Australia, had to source iron ore from as far as Brazil to meet growing demand. In 2003, China imported in excess of 150 million tonnes of iron ore, which led to higher ore prices. The increase in imports contributed to an imbalance of shipping capacity and increased ocean freight costs.

     In 2003, there was a severe shortage of coking coal due to reduced deliveries from China and Japan and production restraints in the United States. Export licenses for coking coal were somewhat restricted by the Chinese authorities in view of the mine closures due to environmental and safety reasons and strong local demand from power companies and other industrial users. On the other hand, demand for coking coal continued rising with the growth in the Chinese steel industry. This increased coking coal imports into China to 2.6 million tonnes in 2003 (2002: 0.3 million). These factors contributed to a three-fold increase in prices of coking coal globally.

     Prices of ferro alloys also increased steeply in 2003 primarily due to supply side issues and strong demand from China. In the past, China contributed 20-25% per annum of total manganese ferro alloy exports. With the surge in demand, local Chinese producers struggled to meet the requirements. In addition, power shortages and transportation difficulties in certain parts of China also affected production of ferro alloys. These factors contributed to the overall tightness in the ferro alloys market globally and increased prices.

     Natural gas prices in North America also continued to increase in 2003. Demand for natural gas in North America is increasing at around 3% per annum while supplies are increasing by only 1%. Prices were also affected by lower levels of natural gas inventory in North America in the first half of 2003 and a severe winter, which resulted in a surge in demand for natural gas.

     Scrap prices increased by up to 40%, depending on the grade, from 2002 levels mainly due to strong export demand from China. Scrap generation in China is relatively small compared to more mature economies.

     Ocean freight rates increased throughout 2003. Strong demand in China for metallics has also increased the need for Capesize and Panamex vessels to transport coking coal and ore. In addition, longer voyage times to the Far East and port congestion in Asia contributed to the shortage of ships in the Western Hemisphere. Given the inelastic nature of shipping capacity in the short term, this has increased freight costs by up to five times from September 2002 levels.

Impact of Exchange Rate Movements

     The comparability of our consolidated financial statements for the periods presented in this annual report is affected by currency translation resulting from our global operations. This translation primarily affects those subsidiaries whose functional currency is other than the U.S. dollar. The U.S. dollar weakened against the Euro by 20% and against the Canadian dollar by 16% from December 2002. These exchange rate movements had an adverse impact on costs and competitive position of some of our subsidiaries, particularly our Canadian operating subsidiary. On the other hand, Ispat Inland, our U.S. operating subsidiary should benefit going forward as imports become more expensive due to the weakness of the U.S. dollar.

     Fluctuations in the exchange rates of the U.S. dollar, the Euro, the Canadian dollar, the Mexican Peso and other currencies expose our global business operations and, consequently, our reported financial results and cash flows to transaction risk. We manage this risk through specific hedges to the extent management considers possible, but within limits set by the Board of Directors.

Critical Accounting Policies and Use of Judgments and Estimates

     The information regarding and analysis of the Company's operational results and financial condition are based on figures contained in the Company's Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires the Company management to make judgments in relation to certain estimates and assumptions used in the application of accounting policies. These judgments and estimates are made on the basis of available facts and are a normal part of the process of preparing financial statements. While the use of different assumptions and estimates could have caused the results to be different from those reported, the Company believes that the possibility of material differences between two periods is considerably reduced because of the consistency in the application of such judgments.

     The accounting policies that the Company considers critical, in terms of the likelihood of a material impact arising from a change in the assumptions or estimates used in the application of the accounting policy in question, are outlined below.

Impairment of Long Lived Assets

     According to Statement of Financial Accounting Standards (SFAS) No. 144, an impairment loss must be recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the expected sum of the undiscounted cash flows over its remaining useful life. Additionally, Accounting Principles Board (APB) No. 18, "The Equity Method of Accounting For Investment in Common Stock," requires that a loss in value of an equity method investment that is other than a temporary decline should be recognized. Based on these accounting standards, the Company recognized the following impairments in 2002:

     o Impairment of the idled 2A Bloomer and 21" Bar Mill, resulting in an asset write-off of $23 million, following an assessment that those facilities, which were idled in the fourth quarter of 2001, were unlikely to be restarted.

     o Write-off of the assets associated with the Empire Mine of $39 million in connection with the sale, effective December 31, 2002, of part of our interest in the Empire Partnership (and the sale of our related fluxing equipment) to a subsidiary of Cleveland-Cliffs Inc., thereby reducing our interest in the Empire Mine from 40% to 21%.

     The Company has assessed the impact of SFAS 144 in 2003 and concluded that there was no impact on the 2003 financial statements.

Deferred Tax Assets

     The Company charges tax expenses or accounts for tax credits based on the differences between the financial statement amounts and the tax base amounts of assets and liabilities. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. The Company annually reviews the deferred tax assets in the different jurisdictions in which it operates to assess the possibility of realizing such assets based on projected earnings. It takes an appropriate valuation allowance where it appears more likely than not, based on these projections, that the deferred tax assets will not be realized. The Company expects that it is more likely than not that the deferred tax assets of $565 million as at December 31, 2003 will be fully realized.

Provisions for Pensions and Other Post Employment Benefits (SFAS 87 and 106)

     The Company's operating subsidiaries have different types of pension plans for their employees. Also, most of the subsidiaries in North America offer post employment benefits, primarily post employment health care. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the balance sheet is based on a number of assumptions and factors such as the discount rate, expected wage increases, expected return on plan assets, future health care cost trends and market value of the underlying assets. Changes in any of these assumptions or market values, particularly in the case of the U.S. and Canadian subsidiaries, could have a material impact on the associated liabilities. In 2003, the combined effects of improved market value of underlying pension assets and a reduction in the discount rate from 7.1% to 6.25%. In the U.S. operating subsidiary resulted in an after tax charge of $82 million to Other Comprehensive Income (2002: $273 million).

Review of Operating Results

Summary

     During 2003, the Company experienced some of the benefits from an increase in global demand for steel. Sales increased by 11% to $5,441 million in 2003 due to a better average price realization. Average prices realized in U.S. dollar terms increased by 7% due to a favorable mix of products. Shipments increased by 1% to 15.2 million tons. Net Sales (sales less freight and other handling costs) increased by 12% to $5,194 million.

     Average cost per ton increased by 10% compared to 2002, to $308 primarily due to the increase in cost of iron ore, scrap, electricity, natural gas and transportation costs of key inputs. The rise in input prices was primarily due to strong demand from the Chinese steel industry. Consequently, gross margins declined from 11.5% to 9.6% in 2003 as increases in input costs could not be fully recovered through increases in prices.

     Operating income in 2003 was $151 million compared to $142 million in 2002. However, after adjusting for certain one-time items discussed below, operating income declined by 26% in 2003. This was due to a combination of lower gross profits and increase in selling general and administrative expenses. Selling general and administrative expenses increased by 8% only because of the appreciation of the Euro and the Canadian dollar against the U.S. dollar. However, in local currency, these expenses decreased from 2002 levels in local currency.

     Interest expenses decreased by 26% due to lower average borrowings and lower interest rates. On the other hand current income tax provision increased to $57 million due to certain additional provision in our U.S. Operating subsidiary.

     A combination of the above factors contributed to the increase in net income from $49 million in 2002 to $66 million in 2003.

     The key performance indicators which management uses to analyze each operating subsidiary are Net Sales, average selling price, shipments, cost per ton, production, gross profit and operating income. Management's analysis of liquidity and capital resources is driven by working capital and operating cash flow. The following analysis presents these key performance indicators by each operating unit. The gross profit and operating income analyses is carried out for the Company as a whole.

Net Sales and Average Selling Prices

     The Company uses Net Sales numbers for managing its business. All analyses presented here onwards are based on Net Sales numbers. Net Sales exclude shipping and handling fees and costs charged to customers. See Item 3A, footnote 1 for a reconciliation between Sales and Net Sales. Net Sales numbers are stand-alone numbers for certain operating subsidiaries and include inter-company shipments. The following table gives a summary of key Net Sales numbers:

------------------------------------------------------------------------------------------------------------------------------------
Subsidiary                                  Net Sales(1)                                          Changes in
                                                                        ------------------------------------------------------------
                                       2002              2003               Net Sales           Shipments          Average Selling
                                                                                                                        Price
                                    $ Million          $ Million                %                   %                     %
------------------------------------------------------------------------------------------------------------------------------------
Ispat Inland                          2,223              2,151                 (3)                 (6)                    3
Ispat Mexicana                          649                850                 31                  23                     9
Ispat Sidbec                            534                560                  5                   2                    (8)*
Caribbean Ispat - Steel                 183                234                 28                  17                     9
Caribbean Ispat - DRI                   138                142                  3                  (8)                   11
Ispat Europe Group                    1,129              1,297                 15                 (10)                   5*
------------------------------------------------------------------------------------------------------------------------------------

* For Ispat Sidbec and Ispat Europe Group change in Net Selling Price is based on C$ and Euro prices respectively.

     At Ispat Inland, steel shipments in 2003 decreased to 5.3 million tons due to lower production levels resulting from the reline of the Blast Furnace No. 7 and generally softer market conditions. The reduction in sales volume decreased sales revenue by 6% while higher selling prices increased sales revenue by 3%. Average selling prices per ton increased by 3% to $419 per ton in 2003 from $407 per ton in 2002. The


---------------------------
(1) Net Sales numbers are standalone numbers for certain operating subsidiaries and include inter-company sales.

improvement in prices came largely from our contract business which more than offset the deterioration in spot market prices.

     Ispat Mexicana benefited significantly from the strong global demand for slabs in 2003. Ispat Mexicana's Net Sales increased 31% compared to the prior year due to higher shipments. Though Ispat Mexicana's principal markets are NAFTA member states, higher demand in Asia, particularly China, resulted in lower imports from Asia and increased demand for Ispat Mexicana's products in its principal markets. Shipments to Asia contributed 22% of total shipments compared to none in 2002. In 2002, production was disrupted by a natural gas shortage due to an explosion at the Pemex facilities in the fourth quarter. During 2003, approximately 155,000 tons of production was lost due to a strike. Average selling prices also increased by 9% during the year due to strength of the metallics market.

     Ispat Sidbec's performance was affected by the appreciation of the Canadian dollar by 12%, weak market conditions in North America and U.S. tariffs. In Canadian dollars, average prices declined by 8% due to an unfavorable mix of products. Weaker sales of finished products and higher sales of semi-finished products, namely slabs and billets, reduced the average price realization in 2003. The United States is the main export market for wire rods and these sales were adversely affected by the strength of the Canadian dollar and U.S. tariffs.

     Net Sales at Caribbean Ispat increased by 17% compared to 2002 primarily due to higher sales of wire rods and billets. Billet sales benefited from a strong overseas demand led by a tight market for metallics. Average billet prices increased by 19% and shipments increased by 171%. Carribean Ispat's billet shipments and prices benefited from the strong demand for metallics in China. Wire rod sales increased by 8% due to a 10% increase in average prices, offset by a decline in shipments by 2% due to the weak market in the United States. and the impact of tariffs. Wire rod prices improved primarily due to a better geographic mix.

     Ispat Europe's Net Sales increased by 15% compared to 2002 mainly due to the translation effect of the appreciation of the Euro in 2003. The Euro appreciated by 20% against the U.S. dollar in 2003. Average selling prices increased by approximately 5% in Euros and by 26% in U.S. dollar terms. Shipments declined by 10% due to weak market conditions during 2003.

Cost of Sales and Cost Per Ton

     Cost per ton at Ispat Inland increased by 9% in 2003 over the prior year. Higher costs were incurred for natural gas, scrap, pension costs and higher absorption of fixed costs due to lower production. Natural gas cost, which is largely driven by spot market gas prices in North America, increased by 90% from 2002 levels. Average cost of scrap increased by 28% in 2003 due to strong export demand for scrap from China. Ispat Inland's average cost was also affected by the purchase of slabs during the reline of Blast Furnace No. 7 which increased overall cost of sales by $53 million, based on management estimates. Lower production was largely due to the reline of Blast Furnace No. 7 for 77 days in 2003.

     Ispat Mexicana's cost per ton increased in 2003 by 9% over the prior year due to higher prices of natural gas, electricity and pellet feed. Natural gas prices at Ispat Mexicana increased by 9% due to the strong demand in North America. Increases in natural gas prices were mitigated to some extent through gas hedges. Pellet feed costs increased due to higher prices and higher ocean freight costs. Higher labor costs under a new wage agreement also contributed to an increase in the cost per ton.

     Cost per ton at Ispat Sidbec increased in 2003 by 13% mainly due to higher scrap, natural gas and DRI prices combined with the appreciation in the Canadian dollar by 12%. Scrap prices increased by 37% at Ispat Sidbec due to the strength of the Canadian dollar and shortage of scrap in North America which increased scrap prices. Natural gas costs increased by 32% due to higher natural gas prices.

     Caribbean Ispat's cost per ton for DRI increased by 8% in 2003 mainly due to a 15% increase in iron ore prices. Cost per ton of steel was flat, as increases in metallics cost and higher absorption of fixed costs were offset by improved yield and lower costs of billets used in wire rods. Wire rod production was lower due to weaker demand and temporary shutdown for plant improvements to increase the efficiency of the wire rod plant.

     Cost per ton at Ispat Europe increased in 2003 by 27% over the prior year, in US$ terms due to the weakening of the U.S. dollar, increase in iron ore prices, increase in scrap prices, higher energy costs and higher absorption of fixed costs due to lower shipments. In Euro terms, the cost per ton increased by 8% primarily due to 18% increase in scrap prices and 6% increase in electricity prices.

Gross Profit

     Overall gross profit (sales less cost of sales, excluding depreciation) declined by 7% and gross margin (gross profit divided by Net Sales) declined to 9.6% (2002: 11.5%). Increases in average selling price were only 7% compared to increase in the average cost per ton of 10% which reduced the overall gross margins. The comparative numbers of gross margin at the Company's operating subsidiaries were as follows:

--------------------------------------------------------------------------------
  Subsidiary                                                 Gross Margin
                                                                  (%)
                                                          2002          2003
---------------------------------------------------- -------------- ------------
  Ispat Inland                                             9.8           5.6
  Ispat Mexicana                                          14.9          14.7
  Ispat Sidbec                                            13.9           5.3
  Caribbean Ispat                                         13.8          20.2
  Ispat Europe Group                                      10.0           9.2
---------------------------------------------------- -------------- ------------


Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased in 2003, by 8% mainly due to the appreciation of the Euro and the Canadian dollar against the U.S. dollar. In local currency terms, these expenses were lower than 2002.

Other Operating Expenses

     Other operating expenses in 2002 related to $39 million towards the write-off of Empire Mine investments and $23 million towards an impairment loss on the 2A Bloomer and 21" Bar mill. These costs were absent in 2003. See Note 13 to the Consolidated Financial Statements.

Operating Income

     Comparative numbers of operating income and operating margin at the Company's operating subsidiaries were as follows:

---------------------- --------------------------- -----------------------------
  Subsidiary              Operating Income/(Loss)         Operating Margin
                                $ Million                        (%)
                          2002             2003           2002          2003
---------------------- ---------------------------  --------------- ------------
  Ispat Inland             33*              (4)            1.2          (0.2)
  Ispat Mexicana           61               84             9.4           9.8
  Ispat Sidbec             41               (6)            7.7          (1.2)
  Caribbean Ispat          18               51             5.6          13.4
  Ispat Europe Group       31               27             2.7           2.1
---------------------- ---------------------------  --------------- ------------
* After write down of $62 million towards Empire Mine and 2A Bloomer and 21" Bar Mill

     After adjusting for "one-time" other operating expenses, adjusted operating income reduced by 26% during 2003. Management believes that adjusted operating income is an useful indicator of the underlying trend in operating income. These items represent one-off items relating to impairment of fixed assets, write off of investments and closure of a subsidiary in 2001. The inclusion of these items in operating income does not reflect the true underlying trend of operating income. See Item 3A, footnote 2 of this Form 20F and Note 13 to the Consolidated Financial Statements. A reconciliation of reported operating income with adjusted operating income is summarized below:

--------------------------------------------------------------------------------
                                          2001            2002            2003
                                     $ Million       $ Million       $ Million
--------------------------------------------------------------------------------
Reported Operating Income                 (194)            142             151
Add: Other Operating Expenses               75              62               -

Adjusted Operating Income                 (119)            204             151
Adjusted Operating Margin
  as a % of sales                         (2.7)%           4.2%            2.8%
--------------------------------------------------------------------------------
Other Income/(Expense)

     Other income was higher by $9 million, or 20%, during 2003. This increase was mainly due to the following "one-time" items:

     On September 15, 2003, Ispat Inland entered into a settlement agreement with Ryerson Tull under which, among other things, Ryerson Tull paid us $21 million to release Ryerson Tull from various environmental and other indemnification obligations arising out of the sale by Ryerson Tull of Ispat Inland to the Company. The $21 million received from Ryerson Tull was paid into the Ispat Inland Pension Plan and went to reduce the amount of the Ryerson Tull guaranty/letter of credit. Ispat Inland also agreed with Ryerson Tull to, among other things, make specified monthly contributions to the its Pension Plan totaling $29 million over the twelve-month period beginning January 2004, thereby eliminating, by the end of such year, the obligation of Ryerson Tull to provide a continuing guaranty and letter of credit to the Pension Benefit Guaranty Corporation in connection with the Pension Plan, which guaranty/letter of credit we had previously committed to take all necessary action to eliminate. In addition, Ispat Inland committed to reimburse Ryerson Tull for the cost of the letter of credit to the PBGC, and to share with Ryerson Tull one-third of any proceeds which Ispat Inland might receive in the future in connection with a certain environmental insurance policy. As a result of this settlement agreement with Ryerson Tull, an amount of $11 million was included under other income.

     The Company's facilities in Duisburg, Germany had land in excess of its current and future requirements. This surplus land was sold in 2003 resulting in a gain of $3 million, which was recognized as other income.

     During the first quarter of 2003, the Company purchased $25 million ($39 million in first quarter of 2002) of its own bonds at discounts from face value. As a result of these purchases, the Company recognized a gain of $14 million ($19 million net of tax in 2002) in other income. In accordance with adoption of Statement of Financial Accounting Standard 145: Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145") by the Company as at January 1, 2003, gain or loss on extinguishments of debt that was previously classified as an extraordinary item in prior periods was reclassified and included within "other (income) expense, net" on the Company's income statement.

     Other components of Other income include a) higher profits from joint ventures; b) income from royalties for the use of the Ispat trademark; and c) income from management services. For further details see Note 6 to the Consolidated Financial Statements.

Financing Costs

     Net interest expense (interest expenses less interest income) was 26% lower in 2003 at $151 million. Interest expense decreased as a result of lower average borrowings and lower interest rates which reduced borrowing costs.

Net Gain or Loss from Foreign Exchange

     The Company uses U.S. dollars as its reporting currency. Movements in the exchange rates of the currencies of the countries in which the Company has operations versus the U.S. dollar have an impact on the earnings of the Company. Such exchange rate movements, however, affect both revenues and costs.

     At the Company's Canadian operating subsidiary, there is a U.S. dollar denominated term loan with an outstanding balance at December 31, 2003 of $236 million related to the acquisition of Ispat Inland. Movements in the Canadian dollar / U.S. dollar exchange rates result in foreign exchange gains and losses at the subsidiary level, however, these are eliminated on consolidation.

     At Ispat Europe Group and the Trinidadian operating subsidiary, the net impact of exchange rate movements is not significant.

     At the Mexican operating subsidiary, exchange rate movements have an impact on earnings arising from (a) translation of certain Peso denominated liabilities, primarily deferred tax, (b) the impact on local currency cost items and (c) tax credits or expense arising from translation of the U.S. dollar denominated monetary liabilities. In 2003, Ispat Mexicana recorded an exchange gain of US$6 million compared to $24 million in 2002. This was mainly due to the lower depreciation of the Mexican Peso against the U.S. dollar. In 2002, the Mexican Peso depreciated by 14% while in 2003, the depreciation was only 8%.

Income Tax

     The Company recorded a current tax expense of $22 million in 2003 ($18 million in 2002). Apart from the normal tax on profits, the Company's current tax expenses increased due to certain additional non-cash provisions made at Ispat Inland. In 2002, the deferred tax benefit was higher due to the exchange loss on dollar denominated net monetary liabilities arising from depreciation of the currency during the year at Ispat Mexicana. In 2003, this benefit was significantly lower at Ispat Mexicana.

Effect of Change in Accounting Principle

     The Company adopted the provisions of Statement of Financial Accounting Standards 143: Accounting for asset retirement obligations ("SFAS 143") from January 1, 2003. Based on analysis the Company has performed, it has been determined that the assets for which an asset retirement obligation must be recorded are the Company's Minorca Mine, a subsidiary of Ispat Inland, and a property in Hamburg. The cumulative impact of adopting SFAS 143 on January 1, 2003, is an increase in assets and liabilities of $9 million and $19 million, respectively. At Ispat Europe, there was a provision of $11 million for retirement obligations on the same asset but not calculated in accordance with the provisions of SFAS 143. Since this provision was no longer required, it was reversed. Accordingly, a cumulative post-tax gain of $1 million is reflected on the Consolidated Statement of Income as a Cumulative Effect of change in Accounting Principle.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

Summary

     In 2002, Ispat International's sales volumes and selling prices increased by 7% and 6%, respectively, compared to 2001. Operating income in 2002 was $142 million as compared to an operating loss of $194 million in 2001. Net income for 2002 was $49 million as against net loss of $312 million for 2001.

Results of Operations

Revenue

     Sales increased by 9% from $4,486 million in 2001 to $4,889 million in 2002. Total steel shipments increased by 7% from 14.1 million tons to 15.0 million tons. Net Sales also went up during the same period from $4,278 million to $4,646 million, an increase of 9%. Please refer to Item 3A for reconciliation between Sales and Net Sales.

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

     The following table gives a summary of key sales numbers:


                                            Net Sales(2)                                         Changes in
Subsidiary                          2002                 2001                   Net Sales         Shipments           Selling prices
                                  $ Million           $ Million                     %                 %                     %
Ispat Inland                        2,223               2,008                      11                 6                     5
Ispat Mexicana                       649                 470                       38                 18                   18
Ispat Sidbec                         534                 463                       15                 7                     7
Caribbean Ispat - Steel              183                 156                       17                 13                    3
Caribbean Ispat - DRI                138                 128                        8                 1                     7
Ispat Europe Group                  1,129               1,070                       5                 1                    (1)*

*  For Ispat Europe Group the percentage change is based on Euro selling prices.

     At Ispat Inland, the 5% increase in selling prices was primarily due to an improvement in the spot market prices and certain contract sales, that were negotiated in the second half of 2002 as well as better product mix.

     At Ispat Mexicana, shipments increased by 18% in spite of loss of production in the fourth quarter of 2002 caused by natural gas supply disruption following an explosion at the supplier's premises. Additionally, there was an 18% increase in selling prices primarily due to improved market conditions for slabs, mainly in the U.S. market, helped in part by the favorable Section 201 trade ruling.

     At Ispat Sidbec, the 7% increase in shipments and the 7% increase in selling prices were primarily due to general improvement in the North American market environment following the Section 201 ruling in the United States.

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

     At Ispat Inland, costs were lower excluding the negative impact of $62 million from two one-time items as discussed below. This was due to the benefits of ongoing cost saving efforts offset in part by increased prices of metallics.

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

----------

(2) Net Sales numbers are stand-alone for certain operating subsidiaries and include inter-company shipments.

     The selling, general and administrative expenses were marginally lower, in spite of higher levels of operations.

Gross Profit and Operating Income

     The Company improved in both gross profit(3) (sales less cost of sales, exclusive of depreciation) and operating income as a result of continuous cost reduction efforts as well as marginal increase in selling prices. Gross profit increased by 150% from $213 million to $533 million. There was an operating income of $142 million in 2002 as compared with an operating loss of $194 million in 2001.

     The gross profit margin (gross profit as a % of Net Sales) improved from 5.0% to 11.5%, mainly due to improvements at the North American subsidiaries offset in part by reduction in Ispat Europe Group. The operating margin (operating income as a % of Net Sales) was positive at 3.0% as against negative at 4.5% in 2001.

     The comparative numbers of gross profit margin at the Company's operating subsidiaries were as follows:

Subsidiary                 Gross Profit Margin %
                           2002             2001
                           ----             ----

Ispat Inland               10.0              0.5
Ispat Mexicana             14.9              3.7
Ispat Sidbec               13.9              9.0
Caribbean Ispat            13.8              4.7
Ispat Europe Group         10.0             11.3

     Comparative numbers of operating income and operating margin at the Company's operating subsidiaries were as follows:

Subsidiary                    Operating Income                Operating Margin
                                  $ Million                          (%)
                           2002             2001            2002          2001
                           ----             ----            ----          ----
Ispat Inland                 33(4)          (127)(5)         1.5          (6.3)
Ispat Mexicana               61              (18)            9.4          (3.8)
Ispat Sidbec                 41                5             7.7           1.1
Caribbean Ispat              18              (11)            5.6          (3.8)
Ispat Europe Group           31               38             2.7           3.6


     Other operating expenses during the year were $62 million as against $75 million in the previous year. (Reference is made to the Section on One-Time Items).

Financing Costs

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

Impact of Exchange Rate Movements

----------

(3) Management believes that gross profit provides useful management information as it is a measure of profit margins over cost of sales.

(4) After write down of $62 million towards Empire Mine and 2A Bloomer and 21" Bar Mill.

(5) After including $38 million towards certain one-time items. Refer to the section below.

     The Company uses U.S. Dollars as its reporting currency and has major steel manufacturing operations in six countries, including the United States of America. Movements in the exchange rates of the currencies of the countries in which it has operations versus the U.S. Dollar could normally be expected to have an impact on the earnings of the Company. Such exchange rate movements, however, affect both revenues and costs. At the Company's Canadian, European and Trinidadian subsidiaries, the net impact of exchange rate movements is not significant. At the Mexican subsidiary, exchange rate movements have an impact on earnings arising from (a) translation of certain Peso denominated liabilities, primarily deferred tax, (b) the impact on local currency cost items and (c) tax credits or expense arising from translation of the U.S. denominated monetary liabilities. In 2002, there was a gain from foreign exchange of $23 million and a Deferred Tax Credit of $56 million.

One-Time Items (Expense) Income

     The Company recorded the following one-time items ($ Million):


Item Description                                                         2002            2001         Included in
Slab reheating furnace start-up costs                                                    (28)         Cost of sales
Workforce restructuring provision                                                        (18)         Cost of sales
Credit for settlement of lawsuit                                                          8           Cost of sales
Write down in value of e-commerce software                                               (17)         Other operating expenses
Impairment loss on ocean-going vessels                                                   (22)         Other operating expenses
Provision for arbitration related to scrap supply contract                               (19)         Other operating expenses
Irish Ispat Closure                                                                      (17)         Other operating expenses
Write-off of investments in e-commerce activities                                        (19)         Other income / (expense)
Write-down of 2A Bloomer and 21" Bar Mill                                (23)                         Other operating expenses
Write-down in investments of Empire Mine                                 (39)                         Other operating expenses
Gain on sale of assets by pipe making subsidiary in Mexico                 7                          Other income / (expense)
                                                                    --------------- ---------------
                                                                         (62)           (132)
                                                                    =============== ===============


     During 2002, the Company recognized impairment of its idled 2A Bloomer and 21" Bar Mill at Ispat Inland, resulting in an asset write-off of $23 million. In the case of the 2A Bloomer, Ispat Inland conducted a FAS 144 impairment test based on the comparative costs of the two alternatives of (a) using the Bloomer to produce billets and purchase additional slabs and (b) idle the Bloomer and purchase billets instead. It was determined, following the above comparative evaluation and based on current and expected market conditions for semi-finished steel, that it would not be economical to operate the 2A Bloomer.

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

     Ispat Mexicana recorded a gain of $7 million, representing its share of the profit arising from the sale of assets of its 51%-owned pipe making subsidiary.

     During 2002, the U.S. operating subsidiary purchased $39 million bonds at discounts from face value. As a result of these early redemptions, the U.S. operating subsidiary recognized an extraordinary gain of $30 million. This gain after tax was $19 million.

     NOTE: In accordance with adoption of Statement of Financial Accounting Standard 145: Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145") by the Company as of January 1, 2003, gain or loss on extinguishments of debt that was previously classified as an extraordinary item in prior periods was reclassified and included within "other (income) expense, net" on the Company's income statement.

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

B.   Liquidity and Capital Resources

     Year ended December 31, 2003 compared to year ended December 31, 2002

     The Company's principal sources of liquidity are cash generated from operations and various working capital credit lines at its operating subsidiaries. A summary of the cash flow is given below.

----------------------------------------------------------------------------------------------------------
                                                              2001             2002                 2003
----------------------------------------------------------------------------------------------------------
                                                         $ Million        $ Million            $ Million
----------------------------------------------------------------------------------------------------------
Net cash provided from operating activities                    40              168                  189
Net cash used in investing activities                         (48)             (80)                (124)
Net cash used by financing activities                        (123)            (101)                 (63)
----------------------------------------------------------------------------------------------------------

Net Cash Provided From Operating Activities

     In 2003, cash flow from operations increased by 13% or $21 million mainly due to improvement in working capital. Net working capital (defined as Accounts Receivable plus Inventories plus Other Current Assets minus Trade Accounts Payable minus Accrued Expenses) improved by $124 million primarily due to the reduction of inventories and receivables. Inventories decreased by $106 million and trade accounts receivable decreased by $49 million. Cash flow from operating activities also included $126 million of cash contribution to its pension plan by our U.S. operating subsidiary.

Net Cash Provided From Investing Activities

     Net cash used in investing activities increased by $44 million due to capital expenditure on the reline of Blast Furnace No.7 at Ispat Inland. The reline of Blast Furnace No.7 constituted $89 million of the total capital expenditure of $164 million. Other capital expenditure at Ispat Inland aggregated $22 million.

     Capital expenditure in 2003 was $164 million as against $108 million in 2002 and $97 million in 2001. Apart from $ 89 million in 2003 and $ 12 million in 2002 spent on the reline of Blast Furnace No.7 at Ispat Inland (included in the total capital expenditure mentioned above) capital expenditure in 2003 and 2002 was largely restricted to spending required to maintain the operating condition of our plant and equipment.

     The Company expects to incur the following amounts, over and above the maintenance capital expenditure on the following projects in 2004:

  o  Furnace repair for Blast Furnace No. 6 at Ispat Inland - $3 million.
  o  Installation of zinc quench technology at Ispat Inland - $2 million.
  o  RHTL Degasser and an oxygen plant at Ispat Mexicana - $21 million.
  o  Change of tubes and catalyst for DRI plant at Caribbean Ispat - $5 million.

Net Cash Provided From Financing Activities

     Net utilization of cash from financing activities reduced to $63 million (2002 utilization: $101 million). Total long term debt repaid during 2003 was $155 million (2002: $118 million). The Company also received a long term loan of $94 million from an affiliate. See Note 6 to the Consolidated Financial Statements.

     Total debt decreased by $7 million in 2003. This reduction is a result of debt repayments of $152 million at certain of our subsidiaries offset by $145 million relating to additional borrowing and the exchange rate impact. The Company has scheduled amortizations of debt in the year 2004 of $196 million. In general, the Company plans to accelerate debt reduction by using all surplus cash generated towards debt repayment. The Company expects its liquidity to improve in 2004. The improvement is expected to come mainly from cash generated by operations. Overall liquidity in 2004 is expected to be adequate to meet the needs of the business, to finance capital expenditure (expected to be approximately $105 million), meet the scheduled amortization of debt, and provide for additional debt amortization. See also "Recent Developments".

Source and Use of Cash

Working Capital

     At December 31, 2003, the Company's cash and cash equivalents were $80 million ($77 million at December 31, 2002). In addition, the Company's operating subsidiaries had available borrowing capacity under their various credit lines, including receivable factoring and securitization facilities, of $337 million ($308 million at December 31, 2002). The following table gives the details of working capital credit facilities at our principal operating subsidiaries:

--------------------------------- ------------------------------ --------------------------- --------------------------
Subsidiary                                    Limit                     Utilization                Availability*
($ Millions)                        Dec 2002       Dec 2003        Dec 2002      Dec 2003     Dec 2002     Dec 2003
--------------------------------- ------------- ---------------- ------------- ------------- ----------- --------------
Ispat Inland                          294             381            234           281           60           100
Ispat Sidbec                          111             123             13            30           98            93
Caribbean Ispat                        57              65             57            61            -             4
Ispat Europe                           66              75             41            50           25            25
--------------------------------- ------------- ---------------- ------------- ------------- ----------- --------------

* Corresponding exercisable limits are lower, which are based on the level of inventory/receivable


Factoring and Securitization

     In addition to the credit facilities listed above, certain of the Company's European subsidiaries were parties to receivables factoring and securitization facilities as per the following details:



------------------------------------------ ------------------------------ --------------------------- ---------------------------
Subsidiary                                             Limit                     Utilization                Availability*
($ Millions)                                  Dec 2002       Dec 2003       Dec 2002      Dec 2003      Dec 2002      Dec 2003
------------------------------------------ --------------- -------------- ------------- ------------- ------------- -------------
Ispat Europe - Receivables factoring            257             261           132           159           125           102
------------------------------------------ --------------- -------------- ------------- ------------- ------------- -------------


* Corresponding exercisable limits are lower, which are based on the level of inventory/receivable

For further details, please refer to Note 19 to the Consolidated Financial Statements.

Debt

     The Company's total external debt - both long and short term, was $2,277 million at December 31, 2003. The corresponding amount as at December 31, 2002 was $2,284 million. The following table gives details of debt at our principal operating subsidiaries:


-------------------- ---------------------------- ------------------------- -------------------------- -----------------------------
Subsidiary               Long Term Debt (LTD)          Payable to Bank        Current Portion of LTD            Total Debt
($ Millions)            Dec 2002       Dec 2003     Dec 2002      Dec 2003    Dec 2002      Dec 2003      Dec 2002       Dec 2003
-------------------- --------------- ------------ ------------- ----------- ------------- ------------ --------------- -------------
Ispat Inland             1,086           1,100         9             21          7              7          1,102          1,128
Ispat Mexicana            428             387          -             -           15            31           443            418
Ispat Sidbec              236             118          13            30          54            119          303            267
Caribbean Ispat           106             80           57            61          29            26           192            167
Ispat Europe              131             139          41            50          4              1           176            190
-------------------- --------------- ------------ ------------- ----------- ------------- ------------ --------------- -------------


     Total debt of Ispat Europe in local currency terms was reduced by(euro)18 million for the year. The increase in U.S. dollar amount is due to translation from the Euro to U.S. dollar.

     Most of the Company's debt is secured by liens on specified assets of the relevant subsidiary and carries interest rates at varying levels based on a combination of fixed and variable interest rates. The details are given in Note 8 of the Consolidated Financial Statements. Most of the loan agreements require our subsidiaries to comply with certain financial and other covenants. At December 31, 2003, all our subsidiaries were in compliance with all such covenants. Approximately $1.5 billion of the above debt is guaranteed by Ispat International.

     Please refer to "Item 5D--Trend Information-Funding" for a discussion on certain refinancing activities.

Ispat Inland Pension Funding

     On July 16, 1998, Ispat International entered into an agreement with the Pension Benefit Guaranty Corporation to provide certain assurances with respect to Ispat Inland's pension obligations and issued a $160 million standby letter of credit in favor of the PBGC. Also on July 16, 1998, Ryerson Tull, Ispat Inland's previous parent, guaranteed $50 million of Ispat Inland's pension plan obligations, later issuing a letter of credit to secure this guarantee. In July 2003, Ispat Inland reached a new agreement with the PBGC. Under the new agreement, Ispat Inland contributed an additional $50 million to its pension plan on July 9, 2003; agreed to contribute $110 million between January 1, 2004 and June 1, 2005, and pay 50% of its excess cash flows (as defined in the agreement with the PBGC) from its operations to its pension plan; and issued $160 million of non-interest bearing First Mortgage Bonds pledged to the PBGC as security for its pension plan obligations. The $160 million letter of credit was also allowed to expire, and will not be renewed. On September 15, 2003, Ryerson Tull, in exchange for the elimination of certain indemnities, paid $21 million to Ispat Inland, which in turn was contributed to the Ispat Inland pension plan. The related letter of credit provided by Ryerson Tull was reduced to $29 million. Ispat Inland agreed to satisfy the amount of the remaining $29 million letter of credit through additional periodic payments to its pension plan during the period between January 15, 2004 and December 15, 2004.

     Ispat Inland has made cash contributions to its pension plan of approximately $313.5 million since 1998 through December 31, 2003, including approximately $125.5 million during 2003. Ispat Inland is committed to contribute $111.5 million to its pension plan in 2004.

     Funding obligations depend upon future asset performance, the level of interest rates used to measure Employee Retirement Income Security Act minimum funding levels, actuarial assumptions, union negotiated changes and future government regulation. Any such funding requirements could have an unfavorable impact on our borrowing arrangements and cash flows.

     For further details concerning our pension plans, please refer to Note 11 to the Consolidated Financial Statements.

Shareholders' Equity

     In 2003, the combined effect of improved market value of underlying pension assets and a reduction in the discount rate from 7.1% to 6.25% resulted in an after tax charge of $79 million to Other Comprehensive Income (2002: $273 million).

     Shareholders' equity increased by $21 million to $149 million at December 31, 2003. During 2003, the Company repurchased 2.6 million of its own shares for $9 million.

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

     Capital expenditure during 2002 was $108 million compared to $97 million in 2001. Capital expenditure during the year included partial reline of Blast Furnace No. 5 at Ispat Inland at a cost of approximately $17 million. The Company also incurred $13 million for the preparatory work for reline of Blast Furnace No. 7 and completion of a Bar Mill upgrade (Kocks Block) at Ispat Unimetal at a cost of $4 million.

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



Subsidiary                             Limit                      Utilization                   Availability*
----------                             -----                      -----------                   ----------------
($Millions)                     2002           2001           2002           2001           2002             2001
                                ----           ----           ----           ----           ----             ----
Ispat Inland                     294            305            234            202            60               103
Ispat Sidbec                     111            105            13             13             98               92
Caribbean Ispat                  57             81             57             81              -                -
Ispat Europe                     66             87             41             31             25               56

Off Balance Sheet Facilities (Refer to Note 19 to the Consolidated Financial Statements)

     In addition to the credit facilities listed above, certain of the Company's European subsidiaries were parties to receivables factoring and securitization facilities as per the following details:



Subsidiary                                          Limit                        Utilization                      Availability*
($Millions)                                         -----                        -----------                      -------------
                                             2002            2001            2002            2001            2002             2001
                                             ----            ----            ----            ----            ----             ----
Ispat Europe Receivables                     257             213             132             110             125               103
(factoring and securitization)


* Corresponding exercisable limits are lower, which are based on the level of inventory/receivable.

Debt (Refer to Note 8 to the Consolidated Financial Statements)

     The Company's total external debt, both long and short term, was $2,284 million. The corresponding amount as at December 31, 2001 was $2,379 million. The following table gives significant details:


Subsidiary              Long-Term Debt ("LTD")        Payable to Bank          Current portion of LTD           Total Debt
----------              ----------------------        ---------------          ----------------------           ----------
                         2002            2001       2002            2001        2002            2001       2002            2001
                         ----            ----       ----            ----        ----            ----       ----            ----
Ispat Inland            1,086           1,093        9               23          7               7        1,102            1,123
Ispat Mexicana           428             377         -               -           15             124        443              501
Ispat Sidbec             236             295         13              13          54              18        303              326
Caribbean Ispat          106             135         57              81          29              26        192              242
Ispat Europe             131             120         41              31          4               -         176              151



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

Shareholders' Equity

As a result of changes in the market value of pension assets and key assumptions used in estimating pension cost and liability, the Company's U.S. and Canadian subsidiaries recorded additional minimum pension liability. This adjustment was recorded in Other Comprehensive Income ("OCI") and the amount was approximately $273 million net of income tax. The Shareholders' Equity reduced from $338 million at December 31, 2001 to $128 million at December 31, 2002. Out of the above OCI adjustment of $273 million, Ispat Inland recorded a $251 million Additional Minimum Pension Liability due to the combined effects of declining equity market performance and a reduction in the discount rate from 7.5% to 7.1%.

Treasury stock movements

     During the year 2002, the Company sold 2,117,781 of its treasury stock shares to Ispat Inland Pension Fund for a total consideration of $5 million. Also, the Company bought back 139,200 of its shares from the open market during the year at an average consideration of $2.25 per share under a share buy-back program announced by the Company on October 28, 2002.

C.   Research and Development, Patents and Licenses

     Research and development costs were $14 million in 2003, unchanged from 2002. These costs are fully expensed as incurred.

D.   Trend Information

Steel Industry

     The steel markets continue to be significantly influenced by the high and growing demand from China for both steel products and steel-related inputs. The global demand for steel is increasing by 3% per annum. The North American markets are showing signs of recovery led by a pick up in the construction and industrial activity and the low levels of inventory in the pipeline. Even with the repeal of Section 201 tariffs, imports into the U.S. are not expected to increase significantly in the short term due to the weakness of the US$ and high ocean freight costs. See also below "Recent Developments--Section 201".

     In North America, price surcharges to compensate for the surge in raw material price were announced in December 2003, and again in 2004. By the second quarter of 2004, the combination of surcharges and general price increases is likely to increase spot prices in North America by over $100 per ton. Contract prices are also expected to increase significantly, albeit at varying rates.

     In Europe, steel production in 2004 is expected to grow as trade stocks are starting from low levels and as demand picks up at the end-user industries. Further, the accession of 10 new countries into the European Union in May 2004 is expected to add 40 million tons capacity and may lead to some pressure on prices after the transitional arrangements come to an end. Steel consumption in the Eurozone is expected to increase by 3% from 2003. Production in end-user industries is expected to continue the modest recovery seen in the last quarter of 2003. The automobile market is unlikely to see a significant increase in activity while construction and other industrial sectors may experience some growth in 2004. The slow pace of recovery in Germany is also expected to slow growth in the European steel industry.

Sales

     In 2004, the Company expects to benefit from stronger demand, improved steel prices and higher operating levels following the successful reline of the Blast Furnace No. 7 at Ispat Inland which was completed early in the fourth quarter of 2003. Improved market conditions are being driven by a recovery in the U.S. economy as well as increased global demand for steel, particularly the unprecedented growth in China. The Company's U.S. operating subsidiary is expected to benefit from these developments. Our Mexican and Trinidadian Operating Subsidiaries are expected to benefit from higher prices for slabs, billets and DRI. Overall, we expect higher shipments, higher average price and improved product mix.

Costs

     The increased global demand for steel has resulted in significant upward price movements for key commodity inputs such as iron ore, scrap, coke and alloys. Even with upward price movements, timely availability of inputs could be a key focus for 2004. Input price increases will adversely impact our operating costs significantly. Shortage of supply of key raw materials may also result in production constraints. However, our internal resources and negotiated commitments should enable us to avoid any material decrease in steel production resulting from shortfalls in raw materials.

     In 2004, iron ore demand and prices are expected to increase. Most of the increase in demand is expected to come from China and the rest from Europe, Japan and other countries as world steel production is forecast to exceed one billion tonnes. The Company's iron ore requirements will be met through production from its wholly or partly owned mines, long term purchase contracts and some spot purchases.

     Scrap prices in Europe are expected to increase primarily due to a strong export demand. Chinese demand for steel is increasing but scrap generation is low, resulting in large imports of scrap. Further, potential barriers to export of scrap from the United States could also contribute to a short term increase in scrap prices in the global market. The Company does not have any long term contracts for scrap. Consequently, Ispat Europe and Ispat Sidbec are vulnerable to movements in spot market scrap prices. However, scrap constitutes only a portion of the metallics requirements of these two subsidiaries. Ispat Sidbec also uses internally produced DRI. Ispat Europe also uses hot metal which it procures under long-term contracts with ThyssenKrupp and Arcelor in Germany and France respectively.

     Coking coal prices are expected to remain high due to lower exports from China. Chinese exports are expected to be lower due to reduction in export quotas, lower export incentives for coke export, and higher cost of licenses to export outside allocated quotas. The Company's major coke requirements are at Ispat Inland. Approximately 65% of its coke requirements are satisfied under a long term purchase contract with a supplier that constructed a heat recovery coke battery on land leased from Ispat Inland at our Indiana Harbor Works. Most of our requirements for 2004 have been contracted.

     Natural gas prices softened in the past few weeks following a seasonal spike and are expected to ease marginally towards the end of the first quarter of 2004. The natural gas futures contracts for 2004 in North America are currently trading at around $5.5 per mmbtu.

     Ocean freight costs are at record high levels and increasing due to continued shortages in shipping capacity. Though shipping capacity is expected to improve in 2004 due to a reduction in ship breaking activities, demand for vessels will continue to grow in the first half of 2004. The increase in global demand, particularly in China for iron ore and metallics are expected to continue to fuel demand and consequently increase freight costs in the first half of 2004. The Company has contracted a portion of its ocean freight requirements.

     Ispat Inland will be negotiating a new labor agreement with the United SteelWorkers of America ("USWA") in July 2004. The existing agreement contains provisions that the USWA will cooperate with Ispat Inland to continuously improve the productivity of its operations. At the expiration of the agreement, both parties have agreed to negotiate a successor agreement without resorting to strikes or lockouts. The successor agreement will be patterned on the agreements established at the time by the other domestic integrated steel producers.

Funding

     We have $1,283 million of scheduled debt amortization between 2004 and 2006. Out of this $898 million relates to our U.S. and Canadian operating subsidiaries - $662 million at Ispat Inland and $236 million at Ispat Sidbec.

     On March 9, 2004 Ispat Inland announced its intention to raise $800 million through a private offering of senior secured notes. These notes will be offered in accordance with Rule 144A under the Securities Act of 1933. The notes are expected to be issued at prices and on terms consistent with market conditions at the closing date. Proceeds from the issue of these notes will be used to repay in full the outstanding balance of the existing Term Loans, with the balance to be used to pay-down working capital credit facilities.

     Ispat Sidbec has approached its lenders with a proposal that provides for extension of the maturity of both the July 2004 and January 2005 installments to January 2006. Currently these negotiations are at an advanced stage and are expected to be concluded shortly.

     Additionally, Ispat Sidbec's working capital facility terminates in July 2004. Currently, Ispat Sidbec is engaged in discussions with the existing lender for extending the maturity and is hopeful of completing this process at the same time as the maturity extension on the long-term debt.

     While we are confident that both the offering of senior secured notes at Ispat Inland and the extension of maturities at Ispat Sidbec will be completed as planned, no assurance can be given that either or both these transactions will be completed on time, on the terms currently contemplated or at all.

     We expect the pension expense at Ispat Inland for 2004 will be higher due to a further decrease in interest rates during 2003. Ispat Inland is committed to contribute $111.5 million to its pension plan in 2004.

Recent Developments

Section 201

     On March 5, 2002, following an investigation under Section 201 of U.S. trade laws, the U.S. imposed tariffs on imports into the United States of numerous steel products. Following the issuance of a mid-term review of the
Section 201 program, the U.S. ended the Section 201 program on December 4, 2003, finding that the domestic steel industry's increased productivity, decreased production costs, and new labor agreements demonstrated that the industry had made sufficient progress in its restructuring efforts.

     With the repeal of Section 201 tariffs, no significant increase in steel imports into the U.S. was expected due to the effects of other factors such as exchange rates and freight costs. However, recent statistics appear to indicate that imports into the U.S. increased in January 2004, although the increase was mostly of semi-finished products and from the low levels in 2003.

     On December 13, 2003, following the elimination of the U.S. Section 201 tariffs, the European Union repealed duties on steel products from the United States that it had introduced in September 2002 in response to the Section 201 tariffs. Canada initiated its own steel safeguard proceedings in response to the U.S. Section 201 tariffs, but it did not impose tariffs against steel imports, citing World Trade Organization ("WTO") compliance issues and NAFTA market distortion concerns.

     See also "Item 8--Financial Information--Legal Proceedings".

Countervailing Duty ("CVD") at Ispat Sidbec

     On November 3, 2003, following a joint request from U.S. producers and our Canadian operating subsidiary, the U.S. Department of Commerce initiated a changed circumstances review of the countervailing duty order on carbon and certain alloy steel wire rod from Canada. These duties were imposed in 2001. As a result, the U.S. Department of Commerce revoked the countervailing duty order on January 23, 2004 and instructed U.S. Customs to refund all countervailing duty deposits made by the Canadian operating subsidiary on or after February 8, 2002. See also "Item 8--Financial Information--Legal Proceedings".

Sale and Refinance of Ships

     On March 21, 2003, the Company sold M/V Ispat Kirti for $7.5 million and by a charter agreement of the same date chartered the same vessel for a term of 6 years.

     By an agreement dated August 22 2003, another vessel M/V Bulk Ispat Leher jointly owned by the Company and Coeclerici Ceres Bulk Carriers N.V. was refinanced through DVD Bank A.G. for $15 million.

     On February 18, 2004, the Company sold M/V Geeta for $18.2 million and by a charter agreement of the same date chartered the same vessel for a term of 5 years with an option to the buyer of the ship to extend the term of the charter by an additional two years.

Natural Gas Contract at Imexsa

     On December 31, 2003, a fixed price contract for the purchase of natural gas, entered into between our Mexican operating subsidiary and Pemex Gas y Petroquimica Basica ("Pemex") on February 8, 2001, expired. This contract provided for the purchase by Imexsa of 25,350 Gcal per day of natural gas (representing approximately 65% of Imexsa's natural gas requirements) at a fixed price of $4 per mmbtu excluding transportation charges. Following the expiry of this contract Imexsa has to procure all of its natural gas requirements at prevailing spot prices although Imexsa does regularly enter into hedging transactions to fix the gas price in advance. Imexsa has covered its entire first quarter 2004 requirements through hedging contracts. In 2004, Imexsa is expected to consume approximately 39,000 Gcal per day of natural gas.

Expansion of European Union ("EU")

     Following an agreement between the Member States of the EU signed on April 16, 2003, it was agreed that effective May 1, 2004, the EU will be expanded to include the following ten new Member States: Cyprus, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia. This EU expansion will have an effect on the free movement of goods, capital and persons as well as the freedom to provide services, subject to certain transitional arrangements. The acceding countries include several major steel producing and consuming countries. It is difficult to predict how this expansion will affect our business.

Nippon Steel agreement

     A framework agreement was signed on October 27, 2003 between the U.S. operating subsidiary and Nippon Steel Corporation under which Nippon Steel agreed to assist our U.S. operating subsidiary, and I/N Tek and I/N Kote, the two joint ventures between the parties, with technology for the production of high-quality sheet and galvanized sheet. The new agreement will benefit our U.S. operating subsidiary by enhancing its technological capabilities.

Completion of Blast Furnace No.7 reline

     Early in the fourth quarter of 2003, our U.S. operating subsidiary completed the reline of its Blast Furnace No.7 at a cost of approximately $101 million. This reline is expected to extend the life of the furnace for another 20 years, as well as increase its capacity and efficiency.

Certain Refinancing Activities

     For information, see "Trend Information--Funding" above.

Carbon Emissions Trading

     Under Directive 2003/87/EC ("the Directive") dated October 13, 2003 the European Union, established a scheme for greenhouse gas emission allowance trading within the Community. Member States must ensure that, from January 1, 2005, no installation undertakes any activity listed in Annex I of the Directive, resulting in emissions specified in relation to that activity unless its operator holds a permit issued by a competent authority. The Company is currently examining the matter and will formulate a response to this development during the first half of 2004.

Income Taxes

     Germany has introduced significant tax law changes which may result in increased tax payments from fiscal years 2004 onwards. Major items are the introduction of a restriction concerning the utilization of loss carry forwards (minimum taxation) which affects the German companies in respect of corporate tax. The loss utilization is restricted to only 60% of the annual taxable income. In addition, tightened thin capitalization rules have been introduced, which could have a significant impact as from 2005. The debt to equity ratio for the qualified German holding companies has been set at 1.5:1 instead of previous 3:1.

     See "Item 3--Key Information--Risk Factors--Our income taxes may substantially increase if changes in the tax laws or their interpretation occur."

E.   Off-Balance Sheet Arrangements

     We have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. See also Note 19 of the Consolidated Financial Statements.

     For a discussion of off-balance sheet arrangements for the year ended December 31, 2002 compared to year ended December 31, 2001, please see "Item 5A--Operating Results".

F.   Tabular Disclosure of Contractual Obligations

     The Company has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. Management believes that these commitments are not in excess of current market prices and reflect normal business operations. The Company had outstanding at December 31, 2003, various long-term obligations that will become due in 2004 and beyond. These various purchase commitments and long-term obligations will have an effect on the Company's future liquidity and capital resources. The table below shows, by major category of commitment and long-term obligations outstanding as of December 31, 2003, the Company's current estimate of their annual maturities.


Nature and business purpose                                        Less than                                       More than
of the transaction ($ Millions)                       Total          1 year          1-3 years       3-5 years      5 years
-------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt Obligations - Note 8
to the Consolidated Financial Statements              $2,110          $196             $1,497            $102          $315
Operating Lease Obligations - Note 15
to the Consolidated Financial Statements                  89            19                 27               4            39
Environmental Commitments                                  *
I/N Kote Debt Guarantee                                   55                               55
Pension Agreements*                                      139           112                 27
Other Post retirement Benefits*                          249            48                 98             103
Purchase Obligations                                   3,296           335                664             619         1,678
Other Long-Term Liabilities                              132            18                 19               8            87

Total of above*                                        6,070           728              2,387             836         2,119


* These are not the total obligations, refer to further discussion below.

     Estimated payments for long-term obligations have been determined by the Company based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by the Company based on the most likely timing of cash payments based on the facts and circumstances that exist at of December 31, 2003. The ultimate timing of these future cash flows may differ due to events and circumstances that are out of the direct control of the Company. Also included are liabilities related to environmental matters, which are further discussed in Note 16 to Consolidated Financial Statements. For further details on commitments, please refer to Note 15 of the Consolidated Financial Statements.

     In addition to the long-term obligations and commitments disclosed above, the Company has, in the normal course of business, provided guarantees to third parties in connection with indebtedness of its subsidiaries. The Company estimates that the fair value of these guarantees is not material and does not expect to incur material losses as a result of these guarantees. The Company has provided guarantees to third parties for indebtedness of its subsidiaries, the outstanding value of which was approximately $1.5 billion as at December 31, 2003. Based on the scheduled amortizations of the guaranteed debt the outstanding value of these guarantees will decrease by $177 million in 2004, $942 between 1 and 3 years; $236 million between 3 and 5 years and $165 million beyond 5 years. See Note 15 to the Consolidated Financial Statements.

Environmental Commitments

     On June 10, 1993, the U.S. District Court for the Northern District of Indiana entered a consent decree that resolved all matters raised by a lawsuit filed by the EPA in 1990 (the "Consent Decree") against, among others, Ispat Inland. Ispat Inland cannot presently reasonably estimate the costs or time required to satisfy these obligations under the Consent Decree. In October 1996, the Indiana Department of Environmental Management, as lead administrative trustee, notified Ispat Inland and other potentially responsible parties that the natural resource trustees (which also include the Indiana Department of Natural Resources, the U.S. Department of the Interior, the Fish and Wildlife Service and the National Park Service) intended to perform a natural resource damage assessment on the Grand Calumet River and Indiana Harbor Canal System. It is not possible to predict the timing or the total obligation. At December 31, 2003, we have recognized $37 million for environmental liabilities.

Pension Agreements

     These amounts are required under Ispat Inland's agreements with the PBGC and Ryerson Tull. We have not included any amounts that may be required beyond these contractual commitments due to the significant difficulty in forecasting these amounts with any accuracy.

Other Post Retirement Benefits

     We accrue an annual cost for these benefit obligations under plans covering current and future retirees in accordance with generally accepted accounting principles. These amounts could differ significantly from the estimates forecasted because of changes in Medicare, or other regulations and/or health care costs. We believe it is impossible to make an accurate prediction of cash requirements for these obligations beyond five years.

G.   Safe Harbor

     All information that is not historical in nature and disclosed under "Item 5--Operating and Financial Review and Prospects" is deemed to be a forward looking statement. See "Item 4D--Risk Factors--forward looking statements and associated risks".

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

     Management of our business is vested in the Board of Directors of Ispat International. Mr. Lakshmi N. Mittal is Chairman of the Board of Directors and Chief Executive Officer of Ispat International. In establishing our strategic direction and corporate policies, Mr. Mittal is supported by members of Ispat International's executive management team with substantial professional and worldwide steel industry experience.

     It is our intention, and our controlling shareholder has confirmed to us that he intends, to maintain on the Board of Directors at all times at least two directors who are not and have not been senior managers or employees of any of Ispat International's subsidiaries or affiliates.

     We continue to have a strong emphasis on corporate governance. Ispat International has five external directors on its Board of Directors. The Company's Audit Committee, Nomination Committee and Remuneration Committee are comprised exclusively of three independent members each.

     Current members of our Board of Directors are set forth below:


Name                                        Age     Date joined Board        Position within Ispat International
----                                        ---     -----------------        -----------------------------------

Lakshmi N. Mittal......................     53           May 1997            Chairman of the Board of Directors
                                                                             and Chief Executive Officer
Aditya Mittal..........................     28           May 2000            Member of the Board of Directors and
                                                                             Director Finance
Malay Mukherjee........................     56          July 1997            Member of the Board of Directors,
                                                                             President and Chief Operating Officer
Ambassador Andres Rozental 6,7,8,9.....     58          July 1997            Member of the Board of Directors
Fernando Ruiz Sahagun 9................     60          July 1997            Member of the Board of Directors
Narayanan Vaghul 6,7,8,9...............     67          July 1997            Member of the Board of Directors
Rene Lopez 8,9.........................     59        November 2002          Member of the Board of Directors
Muni Krishna T. Reddy 6,7,9............     58        November 2002          Member of the Board of Directors



Board of Directors

Lakshmi N. Mittal, Chairman of the Board of Directors and Chief Executive
Officer

     Mr. Lakshmi N. Mittal is the Chairman of the Board of Directors and Chief Executive Officer of Ispat International. Mr. Lakshmi N. Mittal has approximately 32 years of experience in steel and related industries. Mr. Lakshmi N. Mittal is the founder of Ispat International and has been responsible for the strategic direction and development of the Company's business. Mr. Mittal is also the Chairman of LNM Holdings N.V. and its main steel making subsidiaries. He is also a non-executive director of Iscor Limited, a member of the Board of Directors of the International Iron and Steel Institute and a director of Industrial Credit and Investment Corporation India Limited. Mr.Lakshmi N. Mittal was named Steel Maker of the Year in 1996 by New Steel, a leading industry publication. Mr. Lakshmi N. Mittal was also awarded the 8th honorary Willy Korf Steel Vision Award, the highest recognition for worldwide achievement in the steel industry. The award was presented by American Metal Market and World Steel Dynamics.

Aditya Mittal, Member of the Board of Directors and Director Finance

     Mr. Aditya Mittal joined Ispat International in January 1997, where he is now Director Finance of Ispat International. Mr. Aditya Mittal managed Ispat International's IPO in 1997, and was instrumental in its acquisition efforts including Ispat Inland and Ispat Unimetal. He is also Vice-Chairman of LNM Holdings N.V. where he has been responsible for all its Mergers and Acquisitions (M&A) activities, and serves on the Board of Iscor Limited. Prior to joining Ispat International, Mr. Aditya Mittal worked at Credit Suisse First Boston for a year in the M&A area. He holds a Bachelor's Degree of Science in Economics from the Wharton School in


----------
6    Audit Committee
7    Nomination Committee
8    Remuneration Committee
9    Non Executive

Pennsylvania with specialization in Strategic Management and Corporate Finance, from where he graduated magna cum laude. He is the son of Mr. Lakshmi N. Mittal.

Malay Mukherjee, Member of the Board of Directors and President and Chief Operating Officer

     Mr. Mukherjee is the President and Chief Operating Officer of Ispat International and has over 31 years of experience in a range of technical, commercial and general management roles in the steel industry. Mr. Mukherjee has held various senior management positions within the Company, including Managing Director of Ispat Mexicana S.A. de C.V. and Managing Director of Ispat Karmet JSC ("Ispat Karmet"), a Group affiliate, and President and CEO of Ispat Europe SA, Luxembourg.

Ambassador Andres Rozental, Member of the Board of Directors

     Ambassador Andres Rozental has a long and distinguished career in the Mexican Diplomatic Service. Over the past 35 years, he has held various senior government and diplomatic posts including Ambassador of Mexico to the United Kingdom, Ambassador of Mexico to the Kingdom of Sweden, Ambassador, Permanent Representative to the United Nations in Geneva, as well as Deputy Foreign Minister of Mexico. From December 2000 to January 2002, he was Ambassador-at-Large and Special Presidential Envoy for President Fox of Mexico. Ambassador Rozental has received several awards, including the Grand Cross of the Polar Star (Sweden) and the Grand Cross of the Civil Merit Order (Spain). He is also an officer of the National Order of Merit (France). Ambassador Rozental is currently a member of the Board of Directors of Deutsche Latin American Companies Trust, Grupo Industrial Omega, Aeroplazas de Mexico and Fumisa. He is Chairman of the Board of Latinoamericana de Duty Free and the President of his own consulting firm, Rozental & Asociados in Mexico City.

Fernando Ruiz Sahagun, Member of the Board of Directors

     Mr. Ruiz has approximately 30 years of experience in the field of accounting, finance and tax and is currently a partner at Chevez, Ruiz, Zamarripa y Cia., S.C., a leading tax consulting firm in Mexico. Mr. Ruiz is a member of several professional associations, including the Instituto Mexicano de Ejecutivos de Finanzas, Colegio de Contadores Publicos de Mexico, Instituto de Contadores Publicos and Academia de Estudios Fiscales de la Contaduria Publica. He is the President of the Business Coordinator Counsel's Tax Committee (CCE) and a board member of various companies including Kimberly Clark de Mexico, S.A. de C.V., Accel, S.A. de C.V., Grupo Financiero Santander Serfin, S.A. de C.V., Corporacion San Luis, S.A. de C.V., Grupo Palacio de Hierro, S.A. de C.V., Grupo Camesa, S.A. de C.V., BASF Mexicana, S.A. de C.V. (a subsidiary of BASF AG), Bacardi, S.A. de C.V. (a subsidiary of Bacardi International Ltd.).

Muni Krishna T. Reddy, Member of the Board of Directors

     Mr. Muni Krishna T. Reddy has over 33 years of experience in financial services and he is presently the Chairman of State Bank of Mauritius Ltd (SBM Group). He holds the following directorships: Chairman of the Board of SBM Nedbank International Ltd.; Director on the Boards of Air Mauritius Ltd; British American (Holdings) Ltd;, Nassau; British American Insurance Company of the Bahamas Ltd; British American International Corporation Ltd; British American
(UK) Ltd; Fidelity Bank & Trust International Ltd; GloBAL Financial Services Group plc, Malta; India Growth Fund Inc, New York; Intercommercial Bank Ltd, Trinidad; Intercommercial Trust & Merchant Bank Ltd; Ispat International N.V.; Mauritius Telecom Ltd; Overseas Telecommunication Services Ltd and South East Asia Regional Fund Ltd. Mr Reddy has taken over as Chairman of SBM Group in October 2003 having been the Chief Executive Office of SBM Group for more than 16 years. Prior to taking over as Chief Executive Officer of SBM Group in 1987, Mr. Reddy worked in Singapore and India. Mr. Reddy was conferred in 1993 with the title "Grand Officer of the Order of the Star and Key of the Indian Ocean"
(GOSK), by the Government of the Republic of Mauritius for distinguished services in banking.

Rene Lopez, Member of the Board of Directors

     Mr. Lopez has approximately 36 years of experience in international finance, manufacturing and marketing with multinational corporations including Alcatel-Alsthom and GEC Alsthom, where he has worked since 1966. He was President and General Manager of Alcatel-Alsthom and GEC Alsthom Canada. Currently Mr. Lopez is owner and President of Gesterel Inc. in Canada, a consultancy services boutique specializing in mergers and acquisitions, finance and technology transfer management.

Narayanan Vaghul, Member of the Board of Directors

     Mr. Vaghul has 48 years of experience in the financial sector and has been the Chairman of Industrial Credit and Investment Corporation of India Limited for 16 years and of ICICI Bank for the last two years. Prior to this, he was Chairman of the Bank of India and Executive Director of the Central Bank of India. He was chosen as the Businessman of the Year in 1992 by Business India, a leading Indian publication, and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a board member of various other companies, including Wipro Limited, Mahindra & Mahindra, Nicholas Piramal India Limited and Apollo Hospitals.

Senior Management

Bhikam C. Agarwal, Chief Financial Officer

     Mr. Agarwal is the Chief Financial Officer of Ispat International and has over 28 years of experience in steel and related industries. He has held various senior executive positions within the Company since its first acquisition in 1989. He has been responsible for the financial strategy of the Company and has been chief coordinator of its prior activities in the capital markets, two of which received "deal of the year" awards from International Financing Review, a leading global financial publication. Mr. Agarwal has also led the finance and accounting functions of the Company across all the operating subsidiaries.

Ashok Aranha, Director Materials and Information Technology

     Mr. Aranha joined the Company in 1991 and is responsible for the development and implementation of the Company's purchasing strategy and the implementation of most global purchases for the Company. He has over 34 years of experience in materials and procurement management. Mr. Aranha was the Head of materials at Ispat Hamburger Stahlwerke GmbH and at Caribbean Ispat Ltd. prior to this position. He holds an MBA from XLRI, Jamshedpur, India.

Vijay K Bhatnagar, Managing Director, Ispat Mexicana

     Mr. Bhatnagar is the Managing Director of Ispat Mexicana since October 2002 with over 34 years of experience in aluminium and electronics industries. He is a metallurgical engineer by qualification and worked in various line and staff positions at INDAL (erstwhile ALCAN subsidiary) in India for over 31 years. He later became the Joint Managing Director and then the Managing Director of AT&S Indian operations (a subsidiary of AT&S AG Austria) and worked in these positions from 1999 until 2002.

Arvind Chopra, Director Internal Assurance

     Mr. Chopra joined the Company in April 2000 and is responsible for the facilitation of management's performance of risk assessments and for the evaluation of internal controls. He is also in charge of the independent internal auditing function. Formerly a partner with KPMG, Mr. Chopra has over 18 years of experience in internal auditing, risk management, internal control evaluations and corporate governance related matters. He has also held positions at Arthur Andersen, Nestle and Price Waterhouse. Mr. Chopra is a member of Institute of Chartered Accountants of India and the Institute of Internal Auditors.

Leonard Chuderewicz, Executive Vice President, Manufacturing of Ispat Inland
Inc.

     Mr. Chuderewicz joined Ispat Inland in February 2004. Prior to this, he was a career employee of United States Steel Corporation, with 32 years of service in a variety of management positions. Among his positions at US Steel were general manager of their Gary Indiana Works, president of USS/Kobe Steel Company, a bar products joint venture, president of USS-Posco Industries, a cold rolling/coating joint venture, and president of the Double Eagle Steel Coating Company. Mr. Chuderewicz holds a bachelor's degree in electrical engineering from the University of Pittsburgh, U.S. and an MBA from Duquesne University, Pittsburgh U.S.

Simon Evans, General Counsel

     Mr. Evans joined the Company in September 2001 as General Counsel. He has over 15 years experience in corporate and commercial law in both industry and private practise. Formerly, Mr. Evans was European Counsel at Rohm and Haas and prior to that he worked at the law firm Taylor Joynson Garrett, London. Mr. Evans is a graduate of Oxford University and the College of Law, Guildford.

Denis Fraser, Executive Vice-President and Chief Operating Officer, Ispat Sidbec Inc.

     Mr. Fraser joined Ispat Sidbec in February 1999 as Commercial Director, Wire Rod, and was until April 2002, General Manager of the Wire Rod business unit. Mr. Fraser holds a Bachelor's degree in Mechanical Engineering from the Ecole Polytechnique and an MBA in Finance and Accountancy from McGill University. In his 19-year career with a major oil company prior to joining Ispat Sidbec, he held several key positions in operations, sales and marketing.

Alain Grenaut, Chief Executive Officer, Ispat Unimetal S.A.

     Mr. Grenaut is the Chief Executive Officer of Ispat Unimetal. Prior to this, he was the Corporate Marketing Director of Lucchini Group for 2 years, and before that as, Vice-President for Strategy, Research and Development at Ispat Europe. He has vast experience of long products in the European Steel Industry, having been responsible for various functions in Quality Control, Production and Marketing for different French and European companies during the last 33 years. He is a graduate of the French High School of Mines.

John Kuriyan, Managing Director, Caribbean Ispat Limited

     Mr. Kuriyan is the Managing Director of Caribbean Ispat and has over 31 years experience in engineering, manufacturing and general management in the steel and tyre industry. Prior to joining Caribbean Ispat, he was Director General of Servicios Siderurgicos Integrados, S.A. de C.V., a subsidiary of Imexsa. He has also served as Senior Vice President, Manufacturing at Dunlop India Limited and as President and CEO of Falcon Tyres Limited. He is a graduate of the Indian Institute of Technology and holds a Bachelor of Technology degree in Mechanical Engineering and is a Postgraduate from the same institute in Industrial Engineering.

Abdellatif Laasraoui, Director Strategy and Business Development

     Mr. Laasraoui is the Director, Strategy and Business Development for the Company. He has extensive international experience in the steel and aluminum industries in areas such as corporate strategy, performance improvement, investment strategy, process technology and related areas. Prior to joining the Company, Mr. Laasraoui was a Senior Engagement Manager at McKinsey & Company, based in Chicago, where he worked since 1993. He has also worked as a Metallurgical Process Engineer at Hatch Associates, Toronto & Montreal in Canada.

Bernard Laupretre, Chief Executive Officer, Trefileurope S.A.

     Mr. Laupretre was appointed the Chief Executive Officer of Trefileurope, a wire drawing company and subsidiary of Ispat Unimetal in Europe in September 2002. He joined the Company in February 1990 and has held various senior management positions. Mr. Laupretre holds an engineer degree from Arts et Metiers school (France) and a MBA from ISA (France).

Richard Leblanc, President and Chief Executive Officer, Ispat Sidbec Inc.

     Mr. Leblanc is the President and Chief Executive Officer of Ispat Sidbec and has approximately 35 years of experience in the steel industry. Mr. Leblanc spent 18 years in various senior management positions at Stelco Inc. before joining Sidbec in 1987 as Vice-President, Production. He became President and Chief Executive Officer in 1996. Mr. Leblanc is a Director of the American Iron and Steel Institute and the Canadian Steel Producers Association. He holds a Bachelor of Science degree in Electrical Engineering from Laval University, Quebec, Canada.

Greg Ludkovsky, Chief Technology Officer

     Dr. Ludkovsky is Chief Technology Officer of the Company, as well as Vice President Research and Development and Chief Technology Officer of Ispat Inland Inc. Mr. Ludkovsky joined Inland Steel in 1979 and advanced through a number of positions in steel products research prior to becoming Vice President, Research and Development of Inland Steel in 1995. Dr. Ludkovsky has a PhD in Metallurgical Engineering.

Gregor Munstermann, Managing Director, Ispat Hamburger Stahlwerke GmbH

     Mr. Munstermann has been Managing Director of Ispat Hamburger Stahlwerke GmbH since March 2001. He has over 16 years experience in the steel industry. His previous positions include General Manager of the Steel Plant and the Direct Reduction Plant, Ispat Hamburger Stahlwerke GmbH. Mr. Munstermann holds a Diploma at University Clausthal-Zellerfeld.

Jean-Pierre Picard, Director Marketing - Flat Products

     Mr. Picard, Director, Marketing, Flat Products is responsible for flat products marketing strategy ensuring a strong market driven approach in the development of the Company's business strategy and the delivery of value to the customers. He joined Ispat Sidbec in 1980 as Vice-President of Marketing and Sales. He was previously Senior Vice-President of British Steel, Canada where he worked for 13 years. Mr. Picard has been active in many steel industry related associations. He holds a Master Degree in Commercial Sciences from Laval University, Quebec, Canada.

Thekkemadom N. Ramaswamy, Director Finance

     Mr. Ramaswamy is Director, Finance for Ispat International. He is responsible for corporate finance and financial strategy. He has 34 years experience covering a wide range of financial management functions and has been with the Company since 1989, previously holding positions as General Manager, Finance at Caribbean Ispat (1989 - 1992), Director, Finance at Ispat Mexicana (1992 - 1994) and CFO at Ispat Sidbec (1994 - 2002). He holds a Bachelor of Commerce Degree from the University of Madras, India, an MBA from the Indian Institute of Management, Ahmedabad, India and is a Fellow Member of The Association of Chartered Certified Accountants, UK.

Gerhard Renz, President and Chief Operating Officer, Ispat Europe S.A.

     Mr. Renz is the President and Chief Operating Officer of Ispat Europe and has over 30 years of experience in the steel industry. Mr. Renz formerly worked as the Managing Director of Ispat Germany. Mr. Renz is a board member of Verein Deutsche Eisenhuttenleute, Wirtschaftsvereinigung Stahl and the European Iron and Steel Institute. He holds a Bachelor Degree in Engineering. Michal G. Rippey, Executive Vice President Commercial and Chief Financial Officer, Ispat Inland Inc.

     Mr. Rippey joined the Inland Steel (now Ispat Inland) finance organization in 1984 and advanced through positions of increasing responsibility before being named vice president Finance and CFO Ispat Inland in 1998. His responsibilities also include purchasing and marketing functions for the Company. Mr. Rippey has a bachelor's degree from Indiana University; a master's degree in banking and finance from Loyola University, Chicago; and an MBA from the University of Chicago.

Henk Scheffer, Company Secretary

     Mr. Scheffer joined the Company in March 2003 as Company Secretary, and he is responsible for compliance with corporate legal requirements and supporting and facilitating the Board of Directors. Previously, Mr. Scheffer worked at Canon for 13 years in various legal and general management positions. Mr. Scheffer holds a law degree from Rijks Universiteit Groningen (RUG) and was admitted to the Amsterdam Bar.

Louis Schorsch, President and Chief Operating Officer, Ispat Inland Inc.

     Dr. Schorsch is the President and Chief Operating Officer of Ispat Inland Inc. and has over 25 years experience in consulting and managerial roles predominantly relating to the steel industry. Prior to joining Ispat Inland in October 2003, Dr Schorsch held various senior positions in the consulting and e-commerce sectors.

His immediate previous assignments have been as President and CEO of GSX.Com Inc and Principal at McKinsey & Company, where he worked from 1985 until 2000. Whilst at McKinsey he was also a co-leader of the metals & mining practise. Dr. Schorsch has published numerous articles in Business Week and Challenge publications and has also co-authored a book on steel - "Upheaval in a Basic Industry".

Peter D. Southwick, Director Quality Assurance and Application Development

     Dr. Southwick is the Director - Quality Assurance and Application Development. He has recently moved to this position from his previous position as President and Chief Executive Officer of Ispat Inland. Dr. Southwick has over 23 years of experience in the steel industry, and he joined Inland Steel in 1980. Prior to his recent position, Dr. Southwick has held various senior positions at Ispat Inland including Executive Vice President, Operations and Vice President, Operations - Flat Products. Dr. Southwick has published numerous technical papers and a book titled "Accelerated Cooling of Steels". In 2003, he served as the Vice Chairman of American Iron and Steel Institute. He is member of the Iron and Steel Society, the American Society for Quality and the Institute of Materials.

Dr. Olaf-Roman Baron von Engelhardt, Vice President Sales and Marketing, Ispat Europe S.A.

     Dr. von Engelhardt is Vice President Sales and Marketing of Ispat Europe S.A. Dr. von Engelhardt joined the Company in 1999 and is responsible for sales and marketing of products manufactured by its steel-making operations in Europe. He has over 30 years of experience in the steel industry, including Head of Marketing, Planning, Dispatching and General Services at Arbed Saarstahl GmbH, General Manager of Saarstahl GmbH, formerly Arbed Saarstahl GmbH, in charge of direct sales and Managing Director of Vertriebsgesellschaft Saarstahl GmbH, Germany.

Viral C. Vora, Director Shipping

     Mr. Vora joined the Company in 1989. He is responsible for the implementation of transportation policy and strategy for the Company's raw materials and finished products. He is also responsible for the operation, chartering and management of the Company owned/chartered ships. He has over 29 years of experience in the shipping industry and has worked in the areas of chartering, operations and insurance. Mr. Vora was formerly General Manager, Shipping at Caribbean Ispat Limited. Mr. Vora has a degree in statistics and mathematics.

Inder Walia, Director Human Resources

     Mr. Walia joined the Company in 2000 and is responsible for the development and implementation of human resources strategies for the Company. He has 23 years of experience in human resources positions. He has a post-graduate degree in Human Resources from Tata Institute of Social Sciences, Mumbai, India. He is also an active member of various human resource committees. Mr. Walia has held various positions in human resources at Modi Corp and HCL Hewlett Packard.

Bernd Webersinke, Managing Director Ispat Walzdraht Hochfeld GmbH and Ispat Stahlwerk Ruhrort GmbH

     Mr. Webersinke has been Managing Director of Ispat Walzdracht Hochfeld GmbH since 1997 and Ispat Stahlwerk Ruhrort GmbH since 1999, and has over 26 years of experience in the steel industry. Prior to his current position, he worked as General Manager in production and maintenance at Ispat Hamburger Stahlwerke GmbH. Mr. Webersinke is a Board Member of Germany's Steel Makers Association
(VDEh). He is a metallurgical engineer by qualification.

B.   Compensation

     The total remuneration of the members of the Board of Directors at December 31,2003 is as follows:


(Thousands of U.S. Dollars, except for share data)                              2002                    2003
-----------------------------------------------------------------------  -------------------- -----------------
Base salary                                                                    2,273                    3,526
Short-term performance-related bonus                                           1,460                      822
Long-term incentives (number of options)                                     230,000                       --


The annual remuneration of the members of the Board of Directors was as follows:



                                      2002           2003           2002                 2003             2002            2003
                                     ------         ------     --------------       -------------     -----------      ----------
(Thousands of U.S.                                              Short-term           Short-term        Long-term       Long-term
Dollars, except                                                 performance          performance       Number of       Number of
for share data)                                                related bonus        related bonus       Options         Options
--------------------------                                     --------------       -------------     -----------      ----------
Lakshmi N. Mittal                      863          1,247           670                 429             80,000             --
Aditya Mittal                          260            710           195                 187             25,000             --
Malay Mukherjee                        473            870           355                 206             50,000             --
Dr. Peter Southwick*                   404            420           240                   0             45,000
Narayanan Vaghul                        83             84            --                  --             10,000             --
Ambassador Andres Rozental              94             86            --                  --             10,000             --
Fernando Ruiz Sahagun                   90             60            --                  --             10,000             --
Muni Krishna T. Reddy                    1             84            --                  --                 --             --
Rene Lopez                               5             65            --                  --                 --             --
                                     ------         ------     --------------       -------------     -----------      ----------
                                     2,273          3,526         1,460                 822            230,000             --
                                     ------         ------     --------------       -------------     -----------      ----------


* Dr. Peter Southwick resigned from the Board of Directors on October 1, 2003.


     The amount outstanding at December 31, 2003 in respect of loans and advances to members of the Board of Directors was $0 (2002: $0).

     The following table provides summarized information on the options outstanding and the movements on the options granted to the Board of Directors (in 2003 no options have been granted):


                                                                                                                            Weighted
                                                                                                                             average
                                    Granted in                Granted in             Granted in                             exercise
                                          1999                      2000                   2002               Total (1)        price
                                    ----------                ----------             ----------               ---------     --------
Lakshmi N. Mittal                       80,000                    80,000                 80,000                240,000          7.59
Aditya Mittal                            7,500                     7,500                 25,000                 40,000          5.26
Malay Mukherjee                         40,000                    40,000                 50,000                130,000          7.18
Dr. Peter Southwick (2)                 30,000                    30,000                 45,000                105,000          6.83
Narayanan Vaghul                            --                     5,000                 10,000                 15,000          4.36
Ambassador Andres Rozental                  --                     5,000                 10,000                 15,000          4.36
Fernando Ruiz Sahagun                       --                     5,000                 10,000                 15,000          4.36
Muni Krishna R. Reddy                       --                        --                     --                     --
Rene Lopez                                  --                        --                     --                     --
                                    ----------                ----------             ----------               ---------     --------
                                       157,500                   172,500                230,000                560,000
                                    ----------                ----------             ----------               ---------     --------
Exercise Price (3)                     $ 11.94                    $ 8.57                 $ 2.26
Term (in years)                             10                        10                     10


----------
(1)  None of the options have been exercised.
(2)  Dr. Peter Southwick resigned from the Board of Directors on October 1st,
     2003.
(3) All options were granted at an exercise price equal to the market value on the date of grant.

Stock Option Plan

     In 1999, the Company established the Ispat International N.V. Global Stock Option Plan (the 'Ispat Plan') which is described more fully in Note 10. Under the terms of the Ispat Plan, the Company may grant options to senior management of Ispat International and its affiliates for up to six million class A shares (increased up to a maximum of ten million class A shares in 2003). The exercise price of each option equals not less than the fair market value of Ispat International stock on the date of grant, with a maximum term of 10 years. Options are granted at the discretion of the Company's Board of Directors or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

     Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in 2001 and 2002 net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

     Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), prospectively to all employee awards granted, modified, or settled after January 1, 2003. This prospective adoption of the fair value provisions of SFAS 123 is in accordance with the transitional provisions of SFAS No. 148, 'Accounting for Stock-Based Compensation' ("SFAS 148") issued in December 2002 for recognizing compensation cost of stock options. There were no stock options granted, modified or settled during 2003 and accordingly, no compensation expense has been recognized in 2003.

     SFAS 148 also requires that if awards of stock-based employee compensation were outstanding and accounted for under the intrinsic value method of Opinion 25 for any period in which an income statement is presented, a tabular presentation is required as follows:

------------------------------------------------------------------------------------------------------------------
                                                                           Years ended December 31,
------------------------------------------------------------------------------------------------------------------
                                                                     2001               2002              2003
------------------------------------------------------------------------------------------------------------------
Net income, as reported                                            $ (312)               $49               $66
Add: Stock-based employee compensation
  expense included in reported net income,
  net of related tax effects                                            -                  -                 -
Deduct: Total stock-based employee
  compensation expense determined under
  fair value based method for all                                       3                  3                 1
  awards, net of related tax effects
Pro forma net income                                               $ (315)               $46               $65
Earnings per share:
Basic and diluted--as reported                                     $(2.58)             $0.24             $0.53
Basic and diluted--pro forma                                       $(2.60)             $0.37             $0.53
------------------------------------------------------------------------------------------------------------------


     The fair value of each option grant of Ispat International stock is estimated on the date of grant using Black-Scholes Model Method with the following weighted-average assumptions used:



                                                                                    Year of grant
                                                                --------------------------------------------------
                                                                     2001               2002               2003
------------------------------------------------------------------------------------------------------------------
Dividend yield                                                          -                  -                 -
Expected annualized volatility                                          -                 83%                -
Discount rate - Bond equivalent yield                                   -               5.03%                -
Expected life in years                                                  -                  8                 -
------------------------------------------------------------------------------------------------------------------

The status of the Ispat Plan with respect to the Company is summarized below at December 31, 2003:


                                                                                         Weighted
                                                                    Number of        Average exercise
                                                                      shares              Price
--------------------------------------------------------------------------------------------------------
Opening balance as of January 1, 2001                               2,512,000              10.19

Granted during the year                                                     -                  -
Exercised                                                                   -
Forfeitures                                                         (310,000)              10.30

Outstanding at December 31, 2001                                    2,202,000              10.17

Granted during the year                                             1,349,500               2.26
Exercised                                                                   -                  -
Forfeitures                                                         (160,000)               7.95

Outstanding at December 31, 2002                                    3,391,500               7.13

Granted during the year                                                     -                  -
Exercised                                                            (91,166)               7.08
Forfeitures/restoration                                                39,000              11.72

Outstanding at December 31, 2003                                    3,339,334               7.32

--------------------------------------------------------------------------------------------------------


At December 31, 2003, the stock options are exercisable as follows:

                                                                Average Exercise
Year                                               Options             price (1)
--------------------------------------------------------------------------------
2003                                              2,530,111                8.93
2004                                              2,934,723                8.01
2005                                              3,339,334                7.32
2006                                              3,339,334                7.32
2007                                              3,339,334                7.32
--------------------------------------------------------------------------------

(1) Based on Exercise Price of $11.94 , $8.57 and $2.26 for 1999, 2000 and 2002, the respective years of the grant date.

C.   Board Practices

     Article 18, paragraph 1 of our Articles of Association provides that our Board of Directors shall consist of five or more class A, class B and class C directors (and composed at all times by one class A director and at least two class C directors). Article 18, paragraph 2 stipulates that members of the Board of Directors are appointed by the general meeting of shareholders for a term commencing on the day following the annual general meeting of shareholders up to and including the day of the annual general meeting of the shareholders in the next financial year. Article 18, paragraph 2 further provides that as long as the controlling shareholder is entitled directly or indirectly to cast the majority of the votes that may be cast by all shareholders, the provisions of paragraph 2 of Article 18 do not apply to class A director.

Corporate Governance

     In June 2001, we adopted a Corporate Governance framework in conformity with best practices on corporate governance. We will continue to diligently monitor new, proposed and final U.S. and Dutch Corporate regulatory requirements and will make adjustments to our Corporate Governance controls and procedures to stay in full compliance with these requirements on a timely basis. The Company is fully committed to meeting and whenever possible exceeding the Corporate Governance mandates and requirements under current and proposed Securities Exchange Commission ("SEC") and New York Stock Exchange ("NYSE") rules and Dutch law. There are no significant differences between the current corporate governance practices of the Company and those currently required to be followed by U.S. domestic companies under the NYSE listing standards.

     The new Dutch Corporate Governance Code was published on December 9, 2003. During 2004, we will discuss the requirements of the new Dutch Corporate Governance Code in our Board of Directors and in our General Shareholders Meeting. We expect to be in compliance with the vast majority of the provisions of the Code by the end of 2004, in accordance with the implementation provisions. One area where we expect our practise to differ from the Dutch Corporate Governance Code is with regard to the separation of the post of Chairman and Chief Executive Officer. Our Chairman and Chief Executive Officer is Mr. Lakshmi N. Mittal, who is expected to continue in 2004 in both positions. Any material deviations will be explained to shareholders at the General Shareholders Meeting, and their approval will be sought in accordance with the Dutch Corporate Governance Code.

Role of the Board of Directors and Management

     Ispat International's business is conducted through operating subsidiaries, which are managed by their board of directors and headed by the subsidiary's CEO/President. The Board of Directors of Ispat International N.V. and the senior corporate management provide the oversight to enhance the value to the stakeholders.

Director Independence

     As per the criteria laid out by Ispat International's Board of Directors, directors will be considered "independent" if they do not have a material relationship with the Company. Ispat International's Board of Directors consists of eight directors, of which five are independent, constituting a majority of the Board of Directors. Of the five independent directors only one of the directors has a relationship with the Company. This relationship is below the threshold laid down by the Board of Directors, of less than one percent of the revenues of the firm on which the director serves as an executive officer. This director, however, does not serve on any committees of the Board of Directors.

Function of the Board of Directors

     As per Ispat International's Corporate Governance guidelines adopted in June 2001, the Board of Directors shall be responsible for the stewardship of the Company and should assume responsibility for the adoption of a corporate strategy; monitoring of risk and control; succession planning including appointing, training and monitoring of senior management personnel; maintaining an investor relations program for the Company; ensuring the integrity of the Company's internal control and management information system; setting of remuneration policy which incorporates appropriate performance hurdles.

Qualification

     Directors should possess the highest personal and professional ethics and integrity, and be committed to representing the interests of the stakeholders. Ispat International's directors possess experience in managing large companies and contribute towards the protection of the stakeholder interests in the Company through expertise in their respective fields. All directors bring an independent judgment to bear on issues of strategy, performance, resources and standards of conduct.

Size of the Board of Directors and Selection Process

     All directors are subject to election by shareholders (except where the Articles of Association provide otherwise). The names of directors submitted for election or re-election shall be accompanied by sufficient biographical details to enable shareholders to make an informed decision on their election. Ispat International's Board of Directors currently consists of eight members, which is considered reasonable given the size of the Company. All members of the Board of Directors and its respective Committees, except for Mr. Lakshmi N. Mittal and Mr. Aditya Mittal (who as class A directors are currently exempted, as per provisions of the Articles of Association), will next be considered for re-appointment at the annual shareholders meeting in 2004.

     During 2003, Dr. Peter Southwick, one of the class B directors, resigned from the Board of Directors. He has not been replaced and there is currently no intention to replace him. Dr. Southwick continues to be employed by one of our subsidiaries.

Board Committees

     The Board of Directors has established the following Committees to assist the Board of Directors in discharging its responsibilities: (i) Audit; (ii) Remuneration; and (iii) Nomination. The Committees have written charters and consist solely of independent directors.

Board Agenda

     The items placed before the Board of Directors include, among others, strategic plans of the Company; annual operating plans and budgets and any updates; capital budgets and any updates; quarterly results for the Company and its strategic business units; minutes of Audit Committee and other committee meetings; the information on recruitment and remuneration of senior management just below the Board of Directors level; environment, health and safety related matters; risk management policy of the group and such other matters considered important for the Board's oversight.

Ethics and Conflict of Interest

     Ethics and conflicts of interest are governed by the Code of Business Conduct adopted by the Company. The Code of Business Conduct sets out standards for ethical behavior, which are to be followed by all employees and directors in the discharge of their duties. They must always act in the best interests of the Company and must avoid any situation where their personal interests conflict, or could conflict with their obligations toward the Company. As employees, they must not acquire any financial or other interest in any business or participate in any activity that could deprive the Company of the time or the scrupulous attention that they need to devote to the performance of their duties. Any behavior that deviates from Ispat International's code of conduct is to be reported to the employee's supervisor, a member of the management, the head of the legal department or the head of the internal audit / internal assurance department.

     The Company's Code of Business Conduct is available on the Company's website at http://www.ispat.com.

Separate meeting of Non-Executive Directors

     The non-executive directors regularly schedule meetings without the presence of management.

Audit Committee

Charter and Meetings

     The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Company to any governmental body or the public; the Company's system of internal control regarding finance, accounting, legal compliance and ethics that the management and the Board of Directors have established and the Company's auditing, accounting and financial reporting processes generally.

     The Audit Committee's primary duties and responsibilities are to serve as an independent and objective party to monitor the Company's financial reporting process and internal controls system; review and appraise the audit efforts of the Company's independent accountants and internal auditing department; provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department and the Board of Directors. It is responsible for approving the appointment and fees of the independent auditors. It is also responsible for monitoring the independence of the external auditors.

     The Company's Audit Committee charter is available on the Company's website at http://www.ispat.com.

     The Audit Committee met nine times during 2003. Of these meetings, four were physical meetings and five were teleconference meetings.

Audit Committee Members

     The Audit Committee consists of three directors: Mr. Narayanan Vaghul, Mr. Muni Krishna T. Reddy and Ambassador Andres Rozental, all of whom are independent under the Company's Corporate Governance guidelines; the NYSE standards as well as the Dutch Corporate Governance Code. The Chairman of the Audit Committee is Mr. Narayanan Vaghul, who has significant experience and financial expertise. Mr. Vaghul is the Chairman of ICICI Bank, a company that is listed on the NYSE and Mumbai Stock Exchange. Both Mr. Muni Krishna T. Reddy and Ambassador Andres Rozental have considerable experience in managing companies' affairs.

Process for Handling Complaints about Accounting Matters

     As part of the Board of Directors' procedures for receiving and handling complaints or concerns about the Company's financial accounting, internal controls and auditing issues, Ispat international's Code of Business Conduct encourages all employees to bring such issues to the Audit Committee's attention.

     Employees reported no significant complaints of this nature during 2003.

Internal Audit/Internal Assurance

     The Company has an Internal Audit function. The function is under the responsibility of the Director - Internal Assurance, who reports to the Audit Committee. The function is staffed by full time professional staff located at each of the principal operating subsidiaries and at the corporate level. Recommendations and matters relating to internal control and processes are made by the Internal Audit function, and their implementation is regularly reviewed by the Audit Committee.

External Auditors' Independence

     The appointment and determination of fees of the external auditors is the direct responsibility of the Audit Committee. The Audit Committee is further responsible for obtaining annually a written statement from the external auditors that their independence has not been impaired. The external auditors have informed the Company of their intention to rotate their lead and engagement partners in line with the new requirements in 2004 and 2005, respectively. The Audit Committee has obtained a confirmation from the external auditors that none of their former employees are in a position with the Company, which may impair their independence.

Remuneration Committee

Charter and Meetings

     The Remuneration Committee is comprised of three independent directors. The purpose of having a Remuneration Committee consisting exclusively of directors who are independent of management is to have members who are free of any business or other relationship, which could interfere with the exercise of their independent judgment. The Board of Directors has established the Remuneration Committee to determine on their behalf and on behalf of the shareholders within agreed terms of reference, the Company framework of remuneration and compensation, including stock options for executive directors, the CFO, the Chief Executive Officers of the Company's principal operating subsidiaries and designated senior management at the corporate level. The Remuneration Committee met twice in 2003.

     The charter of the Remuneration Committee is available on the Company's website at http://www.ispat.com.

Remuneration Committee Members

     The Remuneration Committee consists of three directors: Mr. Narayanan Vaghul, Ambassador Andres Rozental and Mr. Rene Lopez, all of whom are independent.

     The chairman of the Remuneration Committee is Ambassador Andres Rozental.

Remuneration Principles

     The Remuneration Committee's principal responsibility in compensating executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value. None of the members of the Board of Directors currently has entered into any contracts with the Company or any of its subsidiaries that provide benefits upon termination of employment. The Remuneration Committee reviews the remuneration of executive members of the Board of Directors, CFO, and CEO's of operating subsidiaries and designated senior management at the corporate level.

Stock Option Plan

     The Company's Global Stock Option Plan ('the Plan'), was adopted at the meeting of the Board of Directors held on September 15, 1999 and has a duration of ten years. Under the Plan, eligible employees (senior management of the Company or any of its Affiliates) may be awarded options to purchase stock in the Company (or equivalent stock appreciation rights at an exercise price not less than the fair market value of the shares of the Company at the date of award). Awards vest in three installments on each of the first, second and third anniversary of the date of grant (or earlier on the termination of employment due to death, disability or retirement) and are exercisable within ten years of grant (or until the date of earlier termination of employment for some other reason). The maximum number of shares of common stock available with respect to all the awards under the plan is currently ten million shares in the aggregate.

     The Stock Option Plan of the Company was approved by the shareholders at a general meeting held on October 11, 2002.

Nomination Committee

Charter and Meetings

     Ispat International has a Nomination Committee comprised exclusively of three independent directors. The Nomination Committee elects its Chairman and members of the Nomination Committee are appointed and can be removed by the Board of Directors. The Nomination Committee met two times in 2003.

     The charter of the Nomination Committee is available on the Company's website at http://www.ispat.com.

Nomination Committee Members

     The Nomination Committee consists of three directors: Mr. Narayanan Vaghul, Mr. Muni Krishna T. Reddy and Ambassador Andres Rozental, all of whom are independent. Ambassador Andres Rozental is the Chairman of the Nomination Committee.

Function of the Nomination Committee

     The Nomination Committee will at the request of the Board of Directors, consider any appointment or reappointment to the Board of Directors. It will provide advice and recommendations to the Board of Directors on such appointment. The Committee is also responsible for developing, monitoring and reviewing Corporate Governance principles applicable to the Company.

Risk Mitigation

     We initiated a comprehensive group wide risk assessment in 2001, including the creation of a Risk Committee. Risk mitigation plans identifying major risks and mitigation strategies have been drawn up and implemented for each operating subsidiary and compliance therewith is reviewed at defined regular intervals. Risk mitigation at each principal operating subsidiary was reviewed during 2003 and mitigation plans for new risks have been incorporated.

D.   Employees

     The Company had 14,811 employees in 2003 (2002 - 15,640; 2001 - 16,344).

The table below sets forth the breakdown of the total year-end number of employees by geographical area for the past three years:

                                          2001            2002            2003
-------------------------------------------------------------------------------
Unites States                            7,389           6,895           6,461
Canada                                   2,133           2,102           1,933
Mexico                                   1,215           1,172           1,254
Trinidad                                   796             802             766
Europe                                   4,811           4,669           4,397
-------------------------------------------------------------------------------
Total                                   16,344          15,640          14,811
===============================================================================


     In general, we have a good relationship with our employees and with the labor unions. See "Item 3D--Risk Factors--labor disputes".

E.   Share Ownership

     The share ownership of our directors and senior management is 79,761 shares of class A common shares (excluding shares owned by controlling shareholder). The number of options granted to directors and senior management in 1999 was 352,500 at an exercise price of $11.94, in 2000 was 369,500 at an exercise price of $8.57 and in 2002 was 596,500 at an exercise price of $2.26. No options were granted during 2001 and 2003. These options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant. The option term expires ten years after the grant date.

     In accordance with the new Dutch Corporate Governance Code, non-executive directors of the Company will no longer receive any share options.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     The authorized common shares of the Company consisted of 500,000,000 Class A shares, with a par value of (euro) 0.01 per share, and 72,150,000 Class B shares, with a par value of (euro) 0.10 per share. At December 31, 2003, 54,850,000 Class A shares and 72,150,000 Class B shares were issued and 49,587,492 (2002 - 51,735,794) Class A shares and 72,150,000 (2002 - 72,150,000)
Class B shares were outstanding.

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

     The following table sets forth information as of December 31, 2003 with respect to the beneficial ownership of our class A common shares and class B common shares by each person who is known to be the beneficial owner of more than 5% of either class of shares, and all directors and senior management as a group.


                                           Class A                                Class B
                                           Common Shares                          Common Shares
                                           ----------------------------------     ---------------------------------

                                                                  Percentage                            Percentage
                                                                  of                                    of
                                             Number               Class            Number               Class
                                           ---------------        -----------     ----------            -----------
Controlling Shareholder..................  26,149,500               47.68         72,150,000             100.00
Treasury Stock(1)........................   5,262,508(2)             9.59               --                 --
Steelhead LLC(3).........................   6,976,800               12.72
Other Public Shareholders................  16,461,192               30.01               --                 --
                                           ---------------        -----------     ----------            -----------
Total....................................  54,850,000              100.00         72,150,000             100.00
                                           ===============        ===========     ==========            ===========
Directors and Senior Management..........      79,761(4)(5)          0.15               --                 --





                                           Total Common Shares
                                           --------------------------------
                                                                 Percentage
                                                                 of Total
                                                                 Common
                                            Number               Shares
                                           ------------          ----------
Controlling Shareholder..................    98,299,500            77.40
Treasury Stock(1)........................     5,262,508             4.14
Steelhead LLC(3).........................     6,976,800             5.50
Other Public Shareholders................    16,461,192            12.96
                                           ------------          ----------
Total....................................   127,000,000           100.00
                                           ============          ==========
Directors and Senior Management..........        79,761             0.06


----------

(1) Represents class A common shares repurchased by Ispat International pursuant to the previously announced share repurchase programs of the company.

(2) Consisting of 2,263,000 class A common shares repurchased in fiscal year ended December 31, 2003, 139,200 class A common shares repurchased in fiscal year ended December 31, 2002, 368,000 class A common shares repurchased in fiscal year ended December 31, 2001, 242,600 class A common shares repurchased in fiscal year ended December 31, 2000, 5,358,200 class A common shares repurchased in the fiscal year ended December 31, 1998 and 1,458,960 class A common shares repurchased in the fiscal year ended December 31, 1997 and excluding 253,140 class A common shares awarded to certain senior executives of the company, 23,532, 2,117,781 and 2,081,833 class A shares issued to Ispat Inland Pension Fund in 2003, 2002 and 2001 respectively and 91,166 class A common shares for options exercised under the Ispat Plan during 2003.

(3)  SEC Filing of February 5, 2004

(4) These 79,761 class A common shares are included in shares owned by public shareholders indicated above.

(5) During 1998 the Company awarded 198,750 common shares to certain senior management of the Company in connection with the Company's initial public offering undertaken in 1997 and also awarded 54,390 common shares to certain senior executives as Bonus shares in connection with the Company's stock bonus plan (the "Stock Bonus Plan").

     Our class A common shares may be held in registered form or bearer form, as the holder may elect. Registered shares may consist of either New York Shares, which are registered in a register kept by or on behalf of Ispat International by its New York transfer agent, or Dutch Shares, which are registered in a register kept by or on behalf of Ispat International by its Dutch transfer agent. Shares in registered form may be evidenced by certificates. The bearer shares may be represented by either K-certificates, legal title to which passes by possession, or CF-certificates, which must be deposited with an authorized custodian and are transferred by means of the book-entry transfer system maintained by NECIGEF (Nederlands Centraal Instituut voor Giraal

Effectenverkeer, The Netherlands Central Institute for Giro Securities). Bearer shares will be settled through the book-entry transfer system maintained by NECIGEF and its participants, including Euroclear and Cedel Bank, S.A.

     At January 28, 2004, there were 85 U.S. record holders holding an aggregate of 27,441,745 of New York Shares, representing 50% of the class A common shares outstanding. Our knowledge of the number of New York Shares held by U.S. holders is based solely on the records of our New York transfer agent regarding registered class A common shares.

     At January 28, 2004, there are 1,308,255 of the class A common shares being held in the Netherlands. We cannot present the number of holders in the Netherlands because the shares are held as bearer shares.

Voting Rights

     At January 28, 2004, the controlling shareholder owned all of the class B common shares and 26,149,500 class A common shares, representing 48% of the class A common shares, with an aggregate of 96% of the voting rights. The controlling shareholder indirectly has the right to make binding nominations for the appointment of all members of the Board of Directors and to determine the outcome of any action requiring shareholder approval. In addition, the controlling shareholder will have the ability, by virtue of his indirect ownership of class B common shares, to prevent or cause a change in control of the Company and its subsidiaries.

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

C.   Interest of Experts and Counsel

     Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

     See Item 19 for a list of financial statements filed under Item 18.

Export Sales

     Management considers our steel operations to be a single business segment. Because Ispat International has no operations in its home country of the Netherlands, all of its sales are considered to be foreign sales. Annual sales to individual customers did not exceed 10% of total Net Sales in any of the periods presented.

Legal Proceedings

     Ispat Inland is involved in various environmental and other administrative or judicial actions initiated by governmental agencies. While it is not possible to predict the results of these matters, Ispat Inland does not believe environmental expenditures, excluding amounts that may be required in connection with the 1993 consent decree in the 1990 Environmental Protection Agency ("EPA") lawsuit, materially affect the results of operations or financial position. Corrective actions relating to the EPA Consent Decree may require significant expenditures over the next several years that may be material to the results of operations, the financial position and the liquidity of the Company. At December 31, 2003, the reserves for environmental liabilities totaled $28 million, $22 million of which is related to the sediment remediation under the 1993 EPA Consent Decree. These amounts were unchanged from those outstanding at December 31, 2002.

     On September 15, 2003, Ispat Inland entered into a settlement agreement with Ryerson Tull Inc. pursuant to which Ryerson Tull paid Ispat Inland $21 million to release Ryerson Tull from various environmental and other indemnification obligations arising out of the sale by Ryerson Tull of Ispat Inland to Ispat in 1998. The $21 million received from Ryerson Tull was paid into the Ispat Inland pension plan, and went to reduce the amount of a Ryerson Tull guaranty/letter of credit provided to the Pension Benefit Guaranty Corporation ("PBGC") upon the sale of Ispat Inland. Ispat Inland also agreed with Ryerson Tull to, among other things, make specified monthly contributions to Ispat Inland's Pension Plan totaling $29 million over the twelve-month period beginning January 2004, thereby eliminating, by the end of such year, the obligation of Ryerson Tull to provide the continuing guaranty and letter of credit to the PBGC, which guaranty/letter of credit Ispat Inland had previously committed to take all necessary action to eliminate. In addition, Ispat Inland committed to reimburse Ryerson Tull for the cost of the letter of credit to the PBGC, and to share with Ryerson Tull one-third of any proceeds which may become due in connection with the NRDA settlement (see below) under an environmental insurance policy.

     In October 1996, Ispat Inland was identified as a potentially responsible party due to alleged releases of hazardous substances from its Indiana Harbor Works facility and was notified of the Natural Resource Damages Act ("NRDA") Trustees' intent to perform an environmental assessment on the Grand Calumet River and Indiana Harbor Canal System. A form of Consent Decree has been negotiated and Ispat Inland currently believes it will be approved by the appropriate court in the first half of 2004 under which Ispat Inland would pay approximately $1.5 million in the first year and approximately $1.7 million in each of the four years thereafter, for a total of approximately $8.2 million. Ispat Inland has also incurred approximately $0.5 million in costs related to this matter which will be payable within 30 days of the Consent Decree. Although Ispat Inland has implemented an accounting reserve on this matter for approximately $8.7 million, Ispat Inland currently believes that, as a result of related ongoing negotiations with the EPA, Ispat Inland will be able to reduce the amount of a separate $28 million environmental reserve established concerning Ispat Inland's 1993 environmental Consent Decree by $7 - $9 million. Until such time as the matter is finally resolved, it is not possible to accurately predict, beyond the currently established reserve, the amount of Ispat Inland's potential liability or whether this potential liability could materially affect Ispat Inland's financial position.

     On July 2, 2002, Ispat Inland received a Notice of Violation ("NOV") issued by the EPA against Ispat Inland, Indiana Harbor Coke Co, L.P. ("IHCC") and Cokenergy Inc., alleging violations of air quality and permitting regulations for emissions from the Heat Recovery Coal Carbonization facility, which is operated by IHCC. An amended NOV stating similar allegations was issued on August 8, 2002. Although Ispat Inland currently believes that its liability with respect to this matter will be minimal, Ispat Inland could be found liable for violations and this potential liability could materially affect the financial position of Ispat Inland.

     Ispat Inland is anticipated to make capital expenditures of $2 million to $5 million annually in each of the next five years for construction, and have ongoing annual expenditures (non capital) of $35 million to $40 million for the operation of, air and water pollution control facilities to comply with current federal state and local laws and regulations.

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

     In December 2001, Caribbean Ispat settled arbitration proceedings with respect to a scrap supply contract. This amounted to $21 million of which $16 million was paid in cash and the balance of $5 million is being paid in twelve quarterly installments which started on March 31, 2002. No interest is to accrue on the remaining balance unless the remaining installments are not paid when due. During 2002, a claim by a third party for alleged entitlement to the settlement monies was the subject of separate proceedings in Trinidad which has been settled without any additional liability against the Company.

     In September 2003, the owners of a bulk cargo vessel commenced arbitration proceedings against Caribbean Ispat, and an affiliate in connection with the loss of the vessel which had been chartered by the affiliate to carry a cargo of DRI from Trinidad to Indonesia. No specific claim has been made at the current time against Caribbean Ispat. The Company is unable to estimate the amount of liability, if any, of Caribbean Ispat.

     On March 5, 2002, as a result of an investigation under Section 201 of U.S. trade laws, President Bush imposed tariffs on imports into the United States of numerous steel products. These remedies included 30% tariff rate increases for hot-rolled sheet, cold-rolled sheet, coated sheet, and hot-rolled bar with the rates declining to 24% in year two and 18% in year three. The Section 201 remedy allowed Ispat Inland to increase U.S. prices for some of the covered products, benefiting Ispat Inland's financial position.

     Several foreign supplying countries challenged the President's action through the dispute resolution procedures of the WTO, and on November 11, 2003 the WTO issued a final ruling against the Section 201 remedy. The EU and Japan announced that they would impose retaliatory tariffs on a wide range of products if the United States did not repeal the Section 201 tariffs. Following the issuance of a mid-term review of the Section 201 program, the President ended the Section 201 program on December 4, 2003, finding that the domestic steel industry's increased productivity, decreased production costs, and new labor agreements demonstrate that the industry has made sufficient progress in its restructuring efforts.

     On December 13, 2003, in response to the elimination of the U.S. Section 201 tariffs, the EU repealed duties on steel products from the United States. In response to the Section 201 tariffs, the EU had imposed quotas on several hot-rolled and cold-rolled steel products in September 2002, with tariffs ranging from 15.7 to 23.4% on imports above quota levels. Canada initiated its own steel safeguard proceedings in response to the U.S. Section 201 tariffs, but it did not impose tariffs against steel imports, citing WTO compliance issues and NAFTA market distortion concerns.

     The March 2002 Section 201 remedy did not cover steel wire rod, the product sold in the United States by Caribbean Ispat. However as a result of an earlier
Section 201 proceeding relating to steel wire rod, Caribbean Ispat had received a 247,000 ton annual quota with a 5% duty above this level, which has restricted its ability to sell steel wire rod to the U.S. market. This restriction for wire rod ended on March 1, 2003.

     In 2002, U.S. trade agencies also made affirmative determinations under U.S. anti-dumping ("AD") and countervailing duty ("CVD") laws for steel wire rod. Caribbean Ispat, Ispat Sidbec, Ispat Europe and certain of the operating companies under Ispat Europe were required to post bonds on their exports to the U.S. in 2001, and in 2002 final dumping and CVD margins were issued. For Caribbean Ispat, the margins are 11.40% and 0%, respectively, which entitles the Company to receive a refund of the CVD already paid. For Ispat Sidbec, the AD and CVD margins were 2.54% and 6.61%, respectively. No margins were assessed against the operating companies under Ispat Europe, since the investigation was terminated as to Germany following a finding of "negligibility" in the German AD case. On November 3, 2003, following a joint request from U.S. producers and Ispat Sidbec, the U.S. Department of Commerce initiated a changed circumstances review of the countervailing duty order on carbon and certain alloy steel wire rod from Canada. As a result, the Department of Commerce revoked the countervailing duty order on January 23, 2004 and will instruct U.S. Customs to refund all countervailing duty deposits made by Ispat Sidbec on or after February 8, 2002.

     Twice, in 2000 and 2002, U.S. petitioners sought to have antidumping and countervailing duties assessed against cold-rolled imports from 12 countries and 20 countries, respectively. Both times, the U.S. International Trade Commission ("ITC") issued negative final injury determinations, effectively terminating the investigations. U.S. petitioners appealed the 2000 ITC decision to the U.S. Court of International Trade ("CIT"), which remanded that decision to the ITC on October 28, 2003. The ITC is expected to issue its revised findings by March 31, 2004. U.S. petitioners have appealed the 2002 ITC decision to the CIT, while some of the respondents have raised on appeal issues relating to the final tariff margin determinations of the U.S. Department of Commerce ("Commerce") in that investigation. Also, in May of 2004, the U.S. government - Commerce and the ITC -- will begin a review of existing countervailing duty and antidumping orders against hot-rolled carbon steel flat products from Brazil, Japan and Russia that could result in the orders' termination. These events could have a modestly negative impact on the financial condition of the Company's U.S. subsidiary.

     Under the U.S. Continued Dumping and Subsidy Offset Act of 2000 ("CDSOA"), commonly known as the "Byrd Amendment," Ispat Inland was awarded approximately $1.2 million in collected customs duties for the year 2002, based on its participation in or support for various U.S. AD and CVD cases. The payment is based on "qualifying expenditures" and is distributed to U.S. steel companies out of funds collected from foreign producers under AD and CVD orders. Ispat Inland was scheduled to receive approximately $2 million under the CDSOA for the year 2003, but the funds have been withheld by U.S. Customs pending a resolution of the issue of whether "successor companies" can receive CDSOA distributions. On September 2, 2002, the WTO issued a final ruling condemning the CDSOA. In its ruling the WTO recommended that the U.S. repeal the Byrd Amendment in order to comply with its findings. The U.S. government has appealed the decision, but the future of the CDSOA and offset distributions is questionable.

     While several of the developments described above may be expected to benefit certain subsidiaries of the Company, there can be no assurance that potential benefits will ultimately accrue because of WTO challenges, exclusion requests, and various economic uncertainties.

     The European Commission has raised claims of (euro)47 million for repayment by DSG Dradenauer Stahlgesellschaft mbH ("DSG") of loan amounts alleged to qualify as improper subsidies from the City of Hamburg. These subsidies are claimed to be contradictory to the European Commission's rulings on competitive markets in the steel industry and the European Commission has initiated legal action to settle the matter. In April 2002, the European Court of Justice decided that the loan was an unauthorized subsidy under EC law. DSG has stated that the loan is fully repaid. The court in Hamburg, Germany has confirmed the position of DSG. An appeal is now pending in the German courts and a decision is expected in March 2004. The Company cannot predict the final outcome of these proceedings. In August 2002, DSG was sold and consequently is no longer a subsidiary of the Company.

     Pursuant to a constitutional challenge to the 1999 Tax Reforms of the Mexican Tax Code's Consolidation Regime by the Company's Mexican holding company, Grupo Ispat International S.A. de C.V. ("Grupo"), Grupo and or consolidated subsidiaries had to pay the difference between the provisional amount paid under the old rules and the provisional amount required under the new rules adjusted for actualization and penalties. The net amount payable to the authorities was approximately $13 million and this was paid in full in June 2002. In December 2002, a settlement agreement was signed with the Mexican tax authorities concerning the full amount.

     In May 2003, the Irish Government commenced proceedings against Ispat Mexicana and the Company, claiming certain environmental cleanup costs relating to the site of Irish Ispat Limited, which was closed in 2001. See "Item 4A--Information on the Company--History and Development of the Company". The Irish Government has not yet served its Statement of Claim. The Company is currently unable to assess the amount, if any, of Ispat Mexicana or the Company's liability.

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

     In addition to the foregoing, the Company is party to various legal actions arising in the ordinary course of business.

     The Company does not believe that the adverse determination of any such pending routine litigations, either individually or in the aggregate, will have a material adverse affect on results of operations, its financial condition or cash flows.

 Dividend Distributions

     Under Dutch Corporate law, at December 31, 2003, our consolidated retained earnings are restricted from distributions. We can only pay dividends or make distributions to the extent we receive dividends from our subsidiaries, recognize gains from sale of our assets, or record share premium to a reserve not being the Special Reserve as a result of the issuance of new common shares in each case provided the rules summarized below allow us to do so. See Note 10 to the Consolidated Financial Statements. In addition, pursuant to certain guarantee agreements we have entered into, there are restrictions on our ability to incur additional indebtedness and make certain payments.

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

     All calculations to determine the amounts available for dividends will be based on our statutory accounts, which will, as a holding company, be different from our Consolidated Financial Statements. Because we are a holding company and have no operations of our own, we are dependent on dividends or other advances from our operating subsidiaries to fund any cash dividends. See "Item 3D--Risk Factors--Reliance on Dividends from Operating Subsidiaries; Significant Indebtedness."

     The holders of the class A common shares and the class B common shares are entitled to receive pro rata to the number of shares held by such shareholder without regard to the class or par value of such shares such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Our Articles of Association provide that future dividends, if any, will be declared and paid in U.S. Dollars unless the Board of Directors determines otherwise. Cash dividends payable to holders of New York Shares will be paid to the New York Transfer Agent and Registrar. Cash dividends payable to holders of the Bearer Shares and registered shares registered in The Netherlands will be paid to the Dutch Transfer and Paying Agent who will convert such dividends into the Euro for disbursement to such holders. In certain cases, however, cash dividends will be paid directly to the holders of K-certificates.

     We currently anticipate that almost all of our earnings, if any, will be reinvested in our business and we do not expect to declare a dividend on profits earned, in financial year of 2003. Any determination to pay cash dividends will be at the discretion of our Board of Directors, in accordance with Dutch law and the Articles of Association of the Company, and after taking into account various factors, including our financial condition, results of operations, outstanding indebtedness, current and anticipated cash needs, plans for expansion as well as commercial restrictions and other factors affecting our operating subsidiaries.

B.   Significant Changes

     Not applicable.

ITEM 9.  THE OFFER AND LISTING

A.   Offer and Listing Details

Nature of Trading Market

     The table below sets forth the high and low sales prices for our class A common shares on the New York Stock Exchange and the Amsterdam Stock Exchange during the periods indicated.

                                                New York           Amsterdam
                                               ----------         -----------
                                                   $                (euro)
Jan. 1, 1999 - Dec. 31, 1999
High........................................      16.13             15.80
Low.........................................       6.94              6.50
Jan. 1, 2000 - Dec. 31, 2000
High........................................      18.25             17.70
Low.........................................       2.13              2.60
Jan. 1, 2001 - Dec. 31, 2001
High........................................       4.06              4.36
Low.........................................       0.80              0.90
Jan. 1, 2002 - Dec. 31, 2002
High........................................       3.08              3.20
Low.........................................       1.26              1.55
Jan. 1, 2003 - Dec. 31, 2003
High........................................       8.96              7.20
Low.........................................       2.15              2.10
Jan. 1, 2002 - Mar. 31, 2002
High........................................       1.93              2.24
Low.........................................       1.26              1.55
Apr. 1, 2002 - Jun. 30, 2002
High........................................       3.08              3.20
Low.........................................       1.84              2.16
Jul. 1, 2002 - Sep. 30, 2002
High........................................       2.98              3.10
Low.........................................       1.97              2.09
Oct. 1, 2002 - Dec. 31, 2002
High........................................       2.46              2.70
Low.........................................       2.05              2.05
Jan. 1, 2003 - Mar. 31, 2003
High........................................       3.31              3.09
Low.........................................       2.15              2.10
Apr. 1, 2003 - Jun. 30, 2003
High........................................       4.65              4.00
Low.........................................       3.24              3.07
Jul. 1, 2003 - Sep. 30, 2003
High........................................       6.05              5.30
Low.........................................       4.07              3.30
Oct. 1, 2003 - Dec. 31, 2003
High........................................       8.96              7.20
Low.........................................       5.38              4.48
Sep. 1, 2003 - Sep. 30, 2003
High........................................       6.05              5.30
Low.........................................       4.44              4.10
Oct. 1, 2003 - Oct. 31, 2003
High........................................       5.74              4.95
Low.........................................       5.38              4.48
Nov. 1, 2003 - Nov. 30, 2003
High........................................       6.85              5.80
Low.........................................       5.75              4.79
Dec. 1, 2003 - Dec. 31, 2003

                                                New York           Amsterdam
                                               ----------         -----------
                                                   $                (euro)
High........................................       8.96              7.20
Low.........................................       7.08              5.91
Jan. 1, 2004 - Jan. 31, 2004
High........................................       9.20              7.29
Low.........................................       7.35              5.67
Feb. 1, 2004 - Feb. 29, 2004
High........................................       8.48              6.65
Low.........................................       7.30              5.60


B.   Plan of Distribution

     Not applicable.

C.   Markets

     In the United States, our class A common shares are traded on the New York Stock Exchange, the principal U.S. trading market. Outside the United States, our class A common shares are also traded on the Amsterdam Stock Exchange.

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

  o To finance, to provide security for or undertake the obligations of third parties; and

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

C.   Material Contracts

     None.

D.   Exchange Controls

     There are no legislative or other legal provisions currently in force in The Netherlands or arising under the Articles of Association restricting the payment of dividends to holders of the class A common shares not resident in The Netherlands, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and European Union sanctions.

     There are no limitations, either under the laws of The Netherlands or in the Articles of Association or other constituent documents, on the right of foreigners to hold or vote on our shares.

E.   Taxation

United States Taxation

     The following discussion contains a description of the material United States (or "U.S.") federal income tax consequences of the ownership and disposition of class A common shares generally applicable to the following persons who beneficially own such class A common shares as capital assets ("U.S. Shareholders"): (i) citizens or residents of the United States (as defined for U.S. federal income tax purposes), (ii) corporations or partnerships created or organized in or under laws of the United States or of any state or the District of Columbia, (iii) estates the income of which is subject to U.S. federal income taxation regardless of its source and (iv) trusts the administration of which is subject to the primary supervision of a court in the United States and with respect to which one or more U.S. persons have the authority to control all substantial decisions. The summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a U.S. Shareholder's decision to acquire class A common shares. In particular, this summary does not address: (a) the tax treatment of special classes of U.S. Shareholders, such as banks, insurance companies, tax-exempt organizations or dealers in securities; (b) the tax treatment of U.S. Shareholders that own (directly, indirectly or through attribution) 10% or more of the voting power of all shares of Ispat International; or (c) any aspect of state, local or non-U.S. tax laws.

     This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, changes to any of which after the date of this Annual Report could have a retroactive effect.

     This discussion does not address any aspects of United States taxation other than federal income tax. Prospective investors should consult their tax advisors as to the tax consequences of the ownership and disposition in class A common shares in light of their particular circumstances, including the effect of any non-United States taxes and United States federal, state, or local taxes.

Taxation of Capital Gains

            Gain or loss, if any, recognized by a U.S. Shareholder on the sale or other disposition of class A common shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Shareholder's adjusted tax basis in the class A common shares and the amount realized on the disposition. Any such gain or loss will generally be treated as long-term capital gain or loss if the U.S. Shareholder's holding period with respect to the class A common shares is longer than one year. For a non-corporate U.S. Shareholder, long-term capital gains recognized on or after March 6, 2003 and before January 1, 2009 are generally taxed at a maximum rate of 15%. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. Gain realized by a U.S. Shareholder on the sale or other disposition of class A common shares generally will be treated as income from sources within the United States for the purposes of the foreign tax credit limitation, unless the gain is attributable to an office or fixed place of business maintained by the U.S. Shareholder outside the United States, and certain other conditions are met.

Taxation of Distributions on class A Common Shares

     The gross amount of any distribution by Ispat International (including Dutch taxes withheld there from) with respect to class A common shares generally will be includible in the gross income of a U.S. Shareholder as dividend income to the extent paid out of current or accumulated earnings and profits of Ispat International, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds Ispat International's current and accumulated earnings and profits for a taxable year, the distribution will be first treated as a tax-free return of the capital to the extent of the U.S. Shareholder's adjusted tax basis in the class A common shares and to the extent that such distribution exceeds the U.S. Shareholder's adjusted tax basis in the class A common shares, such excess will be taxed as a capital gain. Distributions treated as dividends generally will be treated as income from sources outside the United States and generally will be passive income for purposes of the foreign tax credit limitation. U.S. Shareholders will not be entitled to the dividends received deduction with respect to such dividends.

     Dividends paid to a non-corporate U.S. shareholder after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will generally be taxable to the shareholder at a maximum rate of 15% provided that the class A common shares are held for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date and that the holder meets other holding period requirements.

     If a U.S. Shareholder receives a distribution in Euro denominated distribution (or other non-U.S. currency), the amount of the distribution for U.S. federal income tax purposes will be the U.S. dollar value of the distribution (determined at the spot rate on the date of such payment) regardless of whether the payment is later converted into U.S. dollars. In such case, the U.S. Shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date on which the distribution is made and the date the distributed amount is converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted to U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss generally will be income from sources within the United States for foreign tax credit purposes.

Credit for Foreign Taxes Withheld

     Subject to the limitations set forth in Section 904 of the Code, the Netherlands tax withheld in accordance with the Netherlands and United States income tax treaty and remitted to the Netherlands with respect to dividends on the class A common shares generally will be eligible for credit against a U.S. Shareholder's U.S. federal income tax liability. Alternatively, a U.S. Shareholder may claim a deduction for such amount of withheld Netherlands taxes, but only for a year for which such U.S. Shareholder elects to do so with respect to all foreign income taxes. Currently, Ispat International may, with respect to certain dividends received from qualifying non-Netherlands subsidiaries, credit taxes withheld from those dividends against the Netherlands withholding tax imposed on a dividend paid by Ispat International, up to a maximum of the lesser of (i) 3% of the portion of the gross amount of the dividend paid by Ispat International that is subject to withholding, and (ii) 3% of the gross amount of the dividends received from qualifying non-Netherlands subsidiaries. The credit reduces the amount of the dividend withholding tax that Ispat International is required to pay to The Netherlands Tax Administration but does not reduce the amount of tax Ispat International is required to withhold from the dividends. Ispat International will endeavor to provide to U.S. Shareholders information concerning the extent to which it has applied the reduction described above with respect to dividends paid to U.S. Shareholders. To the extent that Ispat International utilizes this regime U.S. Shareholders should consult their tax advisors to determine the appropriate U.S. tax treatment of the dividends and the Netherlands tax withheld from the dividend payment. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules relating to the determination of the foreign tax credit are complex and U.S. Shareholders should consult their tax advisors to determine whether and to what extent a credit would be available.

Passive Foreign Investment Company Status

     Special U.S. federal income tax rules apply to U.S. persons owning capital stock of a "passive foreign investment company" ("PFIC"). A foreign corporation will be considered a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered "passive assets" (generally assets that generate passive income). Ispat International believes that it currently is not a PFIC for U.S federal income tax purposes and does not anticipate that it will become a PFIC in the future. This conclusion is based upon an analysis of its financial position and an interpretation of the PFIC provisions that Ispat International believes is correct. However, no assurances can be made that the applicable tax law or other relevant circumstances will not change in a manner that affects the PFIC determination. If Ispat International were classified as a PFIC, a U.S. Shareholder would be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of class A common shares or upon receipt of "excess distributions," unless such U.S. Shareholder elected to be taxed currently (as discussed below) on its pro rata portion of Ispat International's income, whether or not such income was distributed in the form of dividends or otherwise. An excess distribution is generally, any distribution to the U.S. Shareholder in respect to the shares during a single taxable year that is greater than 125% of the average annual distributions received by the U.S. Shareholder in respect to the class A common shares during the three preceding taxable years, or if shorter, the U.S. Shareholder's holding period for the shares.

     The special PFIC tax rules described above will not apply to a U.S. shareholder if the U.S. shareholder elects to have Ispat International treated as a "qualified electing fund" ("QEF"). U.S. Shareholders should consult their tax advisors as to the availability and consequences of such election. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC, or in certain cases, QEF inclusions. If the class A common shares are shares in a PFIC and treated as a marketable stock, a U.S. shareholder may also make a mark-to-market election and will not be subject to the PFIC rules described above. Instead, in general, the U.S. shareholder will include as ordinary income each year the excess, if any, of the fair market value of the class A common shares at the end of the taxable year over the U.S. shareholder's adjusted basis in the class A common shares. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. shareholder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the class A common shares over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. shareholder's basis in the class A common shares will be adjusted to reflect any such income or loss amounts. In addition, notwithstanding any election made with regard to the class A common shares, dividends received will not constitute qualified dividend income to a U.S. shareholder if Ispat International is a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, U.S. shareholders must include the gross amount of any such dividend paid by Ispat International out of its accumulated earnings and profits (as determined for U.S. federal income tax purposes in their gross income, and it be subject to tax at rates applicable to ordinary income. A U.S. shareholder that owns class A common shares during any year that Ispat International is a PFIC must file Internal Revenue Service Form 8621.

     In the event that Ispat International becomes aware that it is a PFIC for any taxable year, it will promptly notify its U.S. Shareholders of such determination.

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

Backup Withholding

     Dividend payments made in respect of class A common shares made within the United States to a non-corporate U.S. Shareholder will generally be subject to "backup withholding" at a rate of 28% for payments made in 2003 through 2010 if the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by United States law and applicable regulations, if there has been notification from the U.S. Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its U.S. federal income tax returns or, in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements.

     Similarly, payment of the proceeds from the sale of class A common shares to or through a U.S. office of a broker may be subject to U.S. backup withholding. However, backup withholding generally will not apply to a payment made outside the United States of the proceeds of a sale of class A common shares through an office outside the United States of a non-United States broker.

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

  Dutch Individuals engaged in an enterprise and Corporate Entities

     Any benefits derived from class A common shares (including any capital gains realized on the disposal thereof) that are attributable to an enterprise of which the resident derives a share of the profit, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of an enterprise other than as an entrepreneur or a shareholder, generally are subject to income tax at progressive rates. Any benefits derived from shares (including any capital gains realized on the disposal thereof) that are held by a Dutch corporate entity generally are subject to corporate income tax. This is different in case the Dutch participation exemption would apply to the share interest held by the Dutch corporate entity.

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

     Dutch Individuals and Dutch corporate entities generally can credit the withholding tax against their Netherlands income tax or corporate income tax liability and generally are entitled to a refund of dividend withholding tax insofar as the withholding tax exceeds their aggregate income tax or corporate income tax liability. In the case of certain holders of class A common shares subject to Dutch corporate income tax and enjoying the participation exemption, no withholding tax may need to be withheld at all. Withholding tax is however levied and cannot be credited by Dutch individuals and Dutch corporate entities in case the shareholder has entered into a prior dividend stripping transaction (as defined below).

Distribution Tax

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

     For purposes of Netherlands gift, estate and inheritance tax, an individual who holds the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. Dutch Court has asked the European Court of Justice to rule whether this ten year period is in violation with European Union law. The European Court of Justice has not yet given its opinion.

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

     Under the double taxation convention in effect between The Netherlands and the United States (the "Treaty"), dividends paid by Ispat International to a resident of the United States (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, or in the case if certain U.S. corporate shareholders owning at least 10% of the voting power of Ispat International, 5%, unless the class A common shares held by such resident are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. The Treaty provides for a complete exemption for dividends received by exempt pension organizations and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend-withholding rate can be applied at source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Qualifying U.S. exempt organizations must seek a full refund of the tax withheld by filing the proper forms. A holder of class A common shares other than individual will not be eligible for the benefits of the Treaty if such holder of class A common shares does not satisfy one or more of the tests set forth in the limitation on benefits provisions of
Article 26 of the Treaty.

     According to new legislation regarding anti-dividend stripping effective retroactive per April 27, 2001, no exemption from, or refund of, Netherlands withholding tax will be granted if the ultimate recipient of a dividend paid by Ispat International is not considered to be the beneficial owner of such dividend. Such recipient is not considered to be the beneficial owner if such recipient paid a consideration (in cash or in kind) in connection with the dividend and such payment forms part of a sequence of transactions, and further it is likely that (i) an individual or a company (other than the holder of the dividend coupon) benefited, in whole or in part, directly or indirectly, from the dividend and such individual or company would be to a lesser extent entitled to an exemption from, or refund of, Netherlands withholding tax than the recipient of the dividend and (ii) such individual or company, directly or indirectly, retains or acquires a position in the shares that is comparable with his or its position in similar shares that he or it had before the sequence of transactions began. The term "sequence of transactions" as used herein includes the sole acquisition of one or more dividend coupons and the establishment of short-time rights of enjoyment on shares, while the transferor retains the ownership of the shares. The Treaty provides for a divergent definition of the beneficial owner that may overrule the proposed definition of the beneficial owner under the laws of the Netherlands.

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

Distribution Tax

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

     For purposes of Netherlands gift, estate and inheritance tax, an individual who holds the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. Dutch Court has asked the European Court of Justice to rule whether this ten-year period is in violation with European Union law. The European Court of Justice has not yet given its opinion.

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

Interest Rate Sensitivity

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


                                                                                                   Expected maturity date
                                                                                                    Fiscal year end 2003
                                                 ---------------------------------------------------------------------------------
                                                  Interest rate
                                                 at December 31,
Long-term debt                                        2003            2004           2005            2006           2007
----------------------------------------------------------------------------------------------------------------------------------

VARIABLE INTEREST RATES:
First Mortgage Bonds (USD).....................                          7            331             324             --
      Average Interest Rate....................        5.41%           6.10%          7.58%          8.49%

Revolving credit facilities....................        2% to            --             150            --              90
                                                         4%                         2.69% to                       5.08% to
                                                                                      4.69%                         7.08%
Senior Secured Credit Facilities (USD).........                        119            117             --              --
      Average Interest Rate....................       5.41% to       6.10% to       7.58% to
                                                       5.91%           6.60%          8.08%

Bank loans (USD)...............................                          5             35              84             84
      Average Interest Rate....................       3.35% to       4.03% to       5.52% to       6.43% to        7.09% to
                                                       4.99%           5.68%          7.16%           8.07%         8.73%

Debt from an Affiliate (USD)...................                         --             94             --              --
      Average Interest Rate....................        4.15%                          6.32%

EXIM Bank--United States (USD).................                          6              6              6               6
      Average Interest Rate....................        2.05%           2.74%          4.22%          5.13%           5.79%


International Financial Corporation (USD)......                          8              3              2              --
      Average Interest Rate....................       5.19% to       5.36% to       6.71% to       7.77% to
                                                       5.30%           5.47%          6.82%          7.88%

Others.........................................       1% to             14             10              4               4
                                                       10%
                                                                     -----------    ---------      ---------       --------
                                                                       159            746             420            184
                                                                     -----------    ---------      ---------       --------





                                               -------------------------------------------------

                                                             Years                      Fair
Long-term debt                                  2008       there-after      Total       Value
------------------------------------------------------------------------------------------------
                                                                   (amounts in million USD)
VARIABLE INTEREST RATES:
First Mortgage Bonds (USD).....................  --             --            662         582
      Average Interest Rate....................

Revolving credit facilities....................  --             --            240         240


Senior Secured Credit Facilities (USD).........  --             --            236         236
      Average Interest Rate....................


Bank loans (USD)...............................  84             56            348         348
      Average Interest Rate....................7.56% to      7.56% to
                                               9.20%          9.20%

Debt from an Affiliate (USD)...................  --             --             94          94
      Average Interest Rate....................

EXIM Bank--United States (USD).................   5             --             29          29
      Average Interest Rate.................... 6.26%


International Financial Corporation (USD)......  --             --             13          13
      Average Interest Rate....................


Others.........................................   1             --             33          33

                                               --------      --------       ------      -------
                                                 90             56          1,655       1,575
                                               --------      --------       ------      -------



                                                                               Fiscal year end 2003
                                                                              Expected maturity date
                                               -----------------------------------------------------------------------------------
                                                  Interest rate
                                                 at December 31,
Long-term debt                                        2003            2004           2005            2006           2007
----------------------------------------------------------------------------------------------------------------------------------

FIXED INTEREST RATES:
Senior Secured Notes ..........................                         15             18             24              22
                                                      10.40%          10.40%         10.40%         10.40%          10.40%

Senior Export Notes ...........................                         20             21             --              --
                                                      11.17%          11.17%         11.17%

First Mortgage bonds ..........................                         --             1               5              40
                                                      5.75% to                      5.75% to       5.75% to        5.75% to
                                                       7.90%                          7.90%          7.90%           7.90%

Industrial development revenue
     bonds ....................................                         --            --              --              15
                                                     5.75% to                                                      5.75% to
                                                      7.25%                                                          7.25%

Senior Secured Notes denominated in Euro.......                         --            --              --              --
                                                     11.875%

Others.........................................       0.06% to           2              1             --              --
                                                      7.54%
                                                                     -------------------------------------------------------------
                                                                        37             41              29             77
                                                                     -------------------------------------------------------------
                                                                       196            787             449            261
                                                                     -------------------------------------------------------------





                                               -------------------------------------------------

                                                             Years                      Fair
Long-term debt                                  2008       thereafter       Total       Value
------------------------------------------------------------------------------------------------
                                                                  (amounts in million USD)
FIXED INTEREST RATES:
Senior Secured Notes ..........................   9             --             88          84
                                               10.40%         10.40%

Senior Export Notes ...........................  --             --             41          41


First Mortgage bonds ..........................  --             38             84          69
                                                             5.75% to
                                                               7.90%

Industrial development revenue
     bonds ....................................  --             84             99          53
                                                             5.75% to
                                                               7.25%

Senior Secured Notes denominated in Euro.......  --            137            137         107
                                                              11.875%

Others.........................................   3             --              6           6

                                               -------------------------------------------------
                                                 12            259            455         360
                                               -------------------------------------------------
                                                102            315          2,110       1,935
                                               -------------------------------------------------

     The following table presents principal cash flows and related interest rates by fiscal year of maturity for the year ended 2002.


                                                                               Fiscal year end 2002
                                                                              Expected maturity date
                                               ------------------------------------------------------------------------------------
                                                      Interest rate
                                                     at December 31,
Long-term debt                                             2002           2003         2004           2005           2006
-----------------------------------------------------------------------------------------------------------------------------------

VARIABLE INTEREST RATES:
First Mortgage Bonds (USD).....................                            7             7             330            324
      Average Interest Rate....................           5.65%          5.82%         7.17%          8.23%          8.92%
Revolving credit facilities....................                           --            76             149            --
                                                         2.44% to                     3.96% to       5.02% to
                                                          2.94%                        4.46%          5.52%

Senior Secured Credit Facilities (USD).........                            54           119            118            --
      Average Interest Rate....................          4.90% to       5.07% to      6.42% to       7.48% to
                                                          5.90%          6.07%         7.42%          8.48%
Bank loans (USD)...............................                            4             5             63             85
      Average Interest Rate....................          4.20% to       4.37% to      5.72% to       6.78% to       7.48% to
                                                          6.08%          6.25%         7.60%          8.66%          9.36%
EXIM Bank--United States (USD).................                            --             6              6              6
      Average Interest Rate....................          2.50%          2.67%         4.02%          5.08%          5.78%
International Financial Corporation (USD)......
                                                                           13            8              3              2
      Average Interest Rate....................          5.19% to       5.36% to      6.71% to       7.77% to       8.47% to
                                                          5.30%          5.47%         6.82%          7.88%          8.58%
Others.........................................         5% to 10%          20           13             13              4
                                                                       ---------      ---------      ---------      ---------
                                                                           98           234           682             421
                                                                       ---------      ---------      ---------      ---------





                                               --------------------------------------------------

                                                              Years                     Fair
Long-term debt                                  2007        thereafter      Total       Value
-------------------------------------------------------------------------------------------------
                                                                 (amounts in million USD)
VARIABLE INTEREST RATES:
First Mortgage Bonds (USD).....................  --             --             668         443
      Average Interest Rate....................
Revolving credit facilities....................  --             --             225         225


Senior Secured Credit Facilities (USD).........  --             --             291         291
      Average Interest Rate....................

Bank loans (USD)...............................  --             195            352         352
      Average Interest Rate....................               7.97% to
                                                               9.85%
EXIM Bank--United States (USD).................  --              11             29          29
      Average Interest Rate....................               6.27%
International Financial Corporation (USD)......
                                                 --             --              26          26
      Average Interest Rate....................

Others.........................................   4              1              55          55
                                                ---------     ---------      ---------   ---------
                                                  4             207          1,646       1,421
                                                ---------     ---------      ---------   ---------


                                                                                                     Fiscal year end 2002
                                                                                                    Expected maturity date
                                               ------------------------------------------------------------------------------------
                                                      Interest rate
                                                     at December 31,
Long-term debt                                             2002           2003         2004           2005           2006
-----------------------------------------------------------------------------------------------------------------------------------

FIXED INTEREST RATES:
Senior Secured Notes...........................                            13            15             18             23
                                                        10.40%          10.40%        10.40%         10.40%         10.40%
Senior Export Notes............................
                                                                          11             20             31            --
                                                        11.17%         11.17%         11.17%         11.17%
First Mortgage bonds...........................                            --            1              2              5
                                                         5.75% to                      5.75% to       5.75% to       5.75% to
                                                          7.90%                         7.90%          7.90%          7.90%
Industrial development revenue
     bonds.....................................                            --            --             --             --
                                                         5.75% to
                                                        7.25%
Senior Secured Notes denominated in Euro.......
                                                                           --            --             --             --
                                                        11.875%
Others.........................................          0.03% to          3             3              1              --
                                                          7.54%
                                                                     --------------------------------------------------------------
                                                                           27            39             52             28
                                                                     --------------------------------------------------------------
                                                                          125           273            734            449
                                                                     --------------------------------------------------------------





                                               --------------------------------------------------

                                                              Years                     Fair
Long-term debt                                  2007        there-after     Total       Value
-------------------------------------------------------------------------------------------------
                                                                 (amounts in million USD)
FIXED INTEREST RATES:
Senior Secured Notes...........................   23             9             101         101
                                               10.40%         10.40%
Senior Export Notes............................
                                                 --             --              62          62

First Mortgage bonds...........................   39             41             88          57
                                               5.75% to        5.75% to
                                                 7.90%         7.90%
Industrial development revenue
     bonds.....................................   20             92            112          35
                                                              5.75% to
                                                                7.25%
Senior Secured Notes denominated in Euro.......
                                                  --             129           129         115
                                                               11.875%
Others.........................................   --              2             9           9

                                               --------------------------------------------------
                                                  82            273            501         379
                                               --------------------------------------------------
                                                  86            480          2,147       1,800
                                               --------------------------------------------------


Interest Rate Instruments

     The U.S. operating subsidiary entered into a hedge as required under the agreement. It is a 5-year interest rate collar based on London Interbank Offered Rate ("LIBOR") with a floor of 4.50% and a ceiling of 6.26% on a notional amount of $450 million. The facilities and the hedge are fully and unconditionally guaranteed by Ispat International. The hedge expired on October 16, 2003.

     The Senior Secured Credit Facility is collateralized by all property, plant and equipment of the Canadian operating subsidiary and a second ranking charge on accounts receivables and inventories. The Company has no interest rate swap agreement as of December 31, 2003 (2002 - $200 million).

Exchange Rate Sensitivity

     The Company has operations in various countries around the world. Each operation actively manages its foreign currency exposure by using derivative financial instruments. We have established a control environment, which includes polices and procedures for risk assessment and the approval and monitoring of derivative financial instruments activities. These contracts generally are short term in nature. In this way, we believe that we have substantially mitigated a significant portion of the foreign exchange exposure. At December 31, 2002 and 2003, the estimated fair value of these forward exchange contracts amount to $16 million and $78 million, respectively, with a total notional contract amount of $16 million and $78 million, respectively.

Commodity Price Sensitivity

     The Company utilizes derivative commodity instruments not for trading purposes but to hedge exposure to fluctuations in the costs of natural gas and certain nonferrous commodities. Timing of these transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge against the cost volatility of these commodities. Contracts generally do not extend out beyond one year.

     At the U.S. operating subsidiary, futures and swap contracts are used to manage fluctuations in the cost of natural gas and certain nonferrous metals, primarily zinc which is used in the coating of steel. Timing of these transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge (not as defined by SFAS No. 133) against the cost volatility of these commodities. The counterparties to these contracts are internationally recognized companies which are not considered a credit risk by the U.S. operating subsidiary. Such contracts generally do not extend out beyond three years. At December 31, 2003 and 2002, the U.S. operating subsidiary had entered into contracts for these commodities for notional amounts of $6 million and $15 million respectively.

     At the Canadian operating subsidiary, an annual consumption of natural gas of Canadian dollar 79 million (2002 - Canadian dollar 38 million) at an exchange rate of 0.76 (Canadian dollar to U.S. Dollar) would result in an annual consumption of $60 million (2002 - $29 million). Therefore, a hypothetical 10% fluctuation in the purchase price of natural gas would have an impact on pre-tax income at the Canadian operating subsidiary of approximately $6 million (2002 - $3 million).

     The Mexican operating subsidiary utilizes derivative commodity instruments not for trading purposes but to hedge exposure to fluctuations in the costs of natural gas. In February 2001, the Mexican operating subsidiary entered into a fixed price natural gas contract with Pemex at a price of $4 per mmbtu, excluding transportation charges, for a volume of 25,350 G cal per day. This contract expired in December 31, 2003. As at December 31, 2003, the Company had entered into contracts in the futures market for a total volume of 7,300,000 mmbtu to cover a part of 2004 requirements, at an average net price of $5.59 per mmbtu (excluding transportation charges). A hypothetical 10% fluctuation on the purchase price of natural gas will have an impact on pre-tax income of approximately $23 million. The fair value of such contracts at December 31, 2003 was $47 million (2002 - $161 million).

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.  CONTROL AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     Our Chairman and Chief Executive Officer, Chief Operating Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in 17 CFR 240 13a-15(e) and 15d-15(e) under the Exchange Act) at December 31, 2003 (the "Evaluation Date").

     Based on such evaluation, those officers have concluded that, as of the Evaluation date, our disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting

     During the year ended December 31, 2003, there have not been any significant changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT committee financial expert

     The Board of Directors has determined that Mr. Narayanan Vaghul, Chairman of Audit Committee, is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Vaghul and each of the other members of the Audit Committee are "independent directors" as defined under the NYSE listing standards.

ITEM 16B.  CODE of ETHICS

     The Company has adopted a "Code of Business Conduct" applicable to all directors and to senior management, including our CEO and Chief Financial Officer, and employees of the Company. The Code has been disseminated through Company-wide communications and is posted on the Company's website at http://www.ispat.com.

     The Company intends to disclose any amendment to or waiver from the Code of Business Conduct applicable to any of the Company's directors, to the Company's CEO and Chief Financial Officer or to any other person who is an executive officer of the Company on the Company's website at http://www.ispat.com.

Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Deloitte & Touche acted as our principal independent auditor for the fiscal years ended December 31, 2003 and 2002. Set forth below is a breakdown of fees of Deloitte and Touche for services performed in 2003 and 2002.

     Audit Fees. Deloitte & Touche audit fees in 2003 and 2002 were $3.0 million and $2.4 million respectively. Audit fees are for the audit of our annual consolidated financials statements, including other services normally provided in connection with statutory and regulatory filings or engagements.

     Audit-Related Fees. Deloitte & Touche audit-related fees in 2003 and 2002 were $0.2 million and $0.2 million respectively. Audit-related fees include fees for the employee benefit plan audits and tax audits.

     Tax Fees. Deloitte & Touche tax fees in 2003 and 2002 were $0.6 million and $0.6 million respectively. Tax fees are fees related to services for tax planning, tax advice and tax compliance services.

     All Other Fees. Deloitte & Touche fees in 2003 and 2002 for all other fees were $0.1 million and $0.2 million respectively. All other fees are for any products and services not included in the first three categories.

     The Audit Committee has reviewed and approved all of the audit, audit related, tax and other services provided by principal external auditors in 2003 prior to completion of the engagements. None of the services provided in 2003 was approved under the de minimis exception allowed under the Sarbanes-Oxley Act of 2002.

     The Audit Committee pre-approves all permissible non-audit services related engagements rendered by the principal external auditor. These have been minimal in nature and primarily are for tax compliance related services. The Audit Committee has delegated pre-approval powers on a case by case basis to the Audit Committee Chairman, for instances where the Committee is not in session and are reviewed in the subsequent meeting.

     In making its recommendation to appoint Deloitte & Touche as our principal independent auditor for the fiscal year ended December 31, 2003 the Audit Committee has considered whether the services provided by Deloitte & Touche are compatible with maintaining the independence of Deloitte & Touche and has determined that such services do not interfere with Deloitte & Touche's independence.

                                    PART III


Item 16D.  EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

     Not Applicable.

ITEM 17.  FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.  FINANCIAL STATEMENTS

     The following financial statements, together with the reports of Deloitte & Touche Accountants and Ernst & Young thereon, are filed as part of this Annual Report.

                                                                            Page
                                                                            ----

Report of Deloitte & Touche Accountants......................................F-2
Report of Ernst & Young (Caribbean Ispat Limited)............................F-3
Report of Ernst and Young (Ispat Hamburg Group of Companies).................F-4
Consolidated Balance Sheets..................................................F-5
Consolidated Statements of Income............................................F-6
Consolidated Statements of Comprehensive Income..............................F-6
Consolidated Statements of Changes in Shareholders' Equity...................F-7
Consolidated Statements of Cash Flows........................................F-8
Notes of Consolidated Financial Statements...................................F-9

ITEM 19.  EXHIBITS


Exhibit Number                    Description
-------------                     -----------

1.1. Amended and Restated Articles of Association of Ispat International N.V. dated December 31, 2001 (English translation filed as Exhibit 1 to Ispat International's annual report on Form 20-F for the year ended December 31, 2001, and incorporated by reference hereto).

2.1. Credit Agreement dated July 16, 1998, among Ispat Inland, L.P., Ispat Inland Inc., Burnham Trucking Company, Inc., Incoal Company, the Lenders named therein and Credit Suisse First Boston (filed as part of Exhibit 3.10 to Ispat International N.V.'s annual report on Form 20-F for the year ended December 31, 1998, and incorporated by reference hereto).

2.2. Amendments dated March 1, 2002, March 30, 2001 and September 30, 1999 to the Credit Agreement dated July 16, 1998, among Ispat Inland, L.P., Ispat Inland Inc., Burnham Trucking Company, Inc., Incoal Company, the Lenders named therein and Credit Suisse First Boston (filed as exhibit 2.1 to Ispat International N.V.'s annual report on Form 20-F for the year ended December 31, 2002, and incorporated by reference hereto).

2.3. Amendment dated March 5, 2003 to the Credit Agreement dated July 16, 1998, among Ispat Inland, L.P., Ispat Inland Inc., Burnham Trucking Company, Inc., Incoal Company, the Lenders named therein and Credit Suisse First Boston.

Except for such instruments as have been filed herein under Exhibit 2, the total amount of long-term debt securities of Ispat International N.V. authorized under any instrument does not exceed 10% of the total assets of the Company on a consolidated basis. The Company undertakes to furnish to the Commission all other instruments relating to long-term debt of the Company and its subsidiaries upon request by the Commission.

4.1. Ispat International N.V. Global Stock Option plan, effective September 15, 1999 (filed as exhibit 4.1 to Ispat International N.V.'s annual report on Form 20-F for the year ended December 31, 2000, and incorporated by reference hereto).

8.1. List of Significant Subsidiaries.

12.1 Certifications of Ispat International N.V.'s Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1 Certifications of Ispat International N.V.'s Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                    ISPAT INTERNATIONAL N.V.



                                                     /s/  Henk Scheffer
                                                    ----------------------------
                                                     Henk Scheffer
                                                     Company Secretary

Date: March 9, 2004

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----
Report of Deloitte & Touche Accountants......................................F-2
Report of Ernst & Young (Caribbean Ispat Limited)............................F-3
Report of Ernst & Young (Ispat Hamburg Group of Companies)...................F-4
Consolidated Balance Sheets..................................................F-5
Consolidated Statements of Income............................................F-6
Consolidated Statements of Comprehensive Income..............................F-6
Consolidated Statements of Changes in Shareholders' Equity...................F-7
Consolidated Statements of Cash Flows........................................F-8
Notes of Consolidated Financial Statements...................................F-9

ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Ispat International N.V.

     We have audited the accompanying consolidated balance sheets of Ispat International N.V. and subsidiaries at December 31, 2002 and 2003, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003, all expressed in millions of U.S. dollars. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We did not audit the combined financial statements of the Ispat Hamburg Group of Companies and the financial statements of Caribbean Ispat Limited as of December 31, 2002 and for the year ended December 31, 2002. We did not audit the combined financial statements of the Ispat Hamburg Group of Companies, the financial statements of Caribbean Ispat Limited and the consolidated financial statements of Ispat Unimetal S.A. as of December 31, 2001 and for the year ended December 31, 2001 (each of which is a consolidated subsidiary of the Company), which financial statements reflect total assets constituting 13% of consolidated total assets at December 31, 2002, and total sales constituting 25% and 14%, respectively, of consolidated total sales for the years ended December 31, 2001 and 2002. Those financial statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries, is based solely on the reports of such other auditors.

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

     In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Ispat International N.V. and subsidiaries at December 31, 2002 and 2003, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

Deloitte Accountants
Rotterdam, The Netherlands
March 4, 2004

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



                                                       ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES
                                                              Consolidated Balance Sheets

                                                                                                       December 31,
                                                                                                       ------------
                                                                                                 2002                 2003
                                                                                                 ----                 -----
                                                                                                   (Millions of U.S. Dollars,
                                                                                                       except share data)
      ASSETS

Current Assets:
     Cash and Cash Equivalents .........................................................     $        77          $        80
     Trade accounts receivable, net of allowance for doubtful accounts
          of $41 at December 31, 2002 and $47 at December 31, 2003......................             529                  507
     Inventories (Note 3)...............................................................             873                  828
     Prepaid expenses and other.........................................................              95                  105
     Deferred tax assets (Note 12)......................................................              38                   30
                                                                                             ------------         ------------
          Total Current Assets..........................................................           1,612                1,550

Property, Plant and Equipment - net (Note 4)............................................           3,035                3,091
Investments in Affiliates and Joint Ventures (Note 5)...................................             257                  252
Deferred Tax Assets (Note 12)...........................................................             438                  535
Intangible Pension Assets (Note 11).....................................................              84                  117
Other Assets............................................................................              86                   90
                                                                                             ------------         ------------
          Total Assets..................................................................     $     5,512          $     5,635
                                                                                             ------------         ------------


      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
     Payable to banks and current portion of long-term debt (Note 7)....................     $       262          $       363
     Trade accounts payable.............................................................             607                  577
     Accrued expenses and other liabilities.............................................             377                  492
     Deferred tax liabilities (Note 12).................................................              28                   28
                                                                                             ------------         ------------
          Total Current Liabilities.....................................................           1,274                1,460

Long-Term Debt (Notes 8 and 9)..........................................................           2,022                1,914
Deferred Tax Liabilities (Note 12)......................................................              69                   74
Deferred Employee Benefits (Note 11)....................................................           1,881                1,906
Other Long-Term Obligations.............................................................             138                  132
                                                                                             ------------         ------------
          Total Liabilities.............................................................           5,384                5,486
                                                                                             ------------         ------------
Commitments and Contingencies (Notes 15 and 16).........................................
Shareholders' Equity (Note 10)..........................................................
Common Shares:..........................................................................
     Class A shares, (euro) 0.01 par value per share, 500,000,000 shares authorized, 54,850,000 shares issued and 49,587,492 and 51,735,794 outstanding at December 31, 2003 and 2002 respectively
     Class B shares,(euro)0.10 par value per share, 72,150,000 shares authorized,
          72,150,000 shares issued and outstanding......................................               7                    7
Treasury Stock..........................................................................            (103)                (110)
Additional Paid-in Capital..............................................................             587                  586
Retained Earnings.......................................................................             141                  207
Cumulative Other Comprehensive Income...................................................            (504)                (541)
                                                                                             ------------         ------------
          Total Shareholders' Equity....................................................             128                   149
                                                                                             ------------         ------------
Total Liabilities and Shareholders' Equity..............................................     $     5,512          $     5,635
                                                                                             ------------         ------------

               See notes to the consolidated financial statements


                                                       ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES
                                                           Consolidated Statements of Income

                                                                                    Year Ended December 31,
                                                                           2001                      2002                    2003
                                                                           ----                      ----                    ----
                                                                                        (Millions of U.S. Dollars,
                                                                                    except share and per share data)
Sales..........................................................   $      4,486              $      4,889            $      5,441
Costs and expenses:
  Cost of sales (exclusive of depreciation shown
    separately below)..........................................          4,273                     4,356                   4,943
  Depreciation.................................................            177                       177                     183
  Selling, general and administrative..........................            155                       152                     164
  Other operating expenses (Note 13)...........................             75                        62                       -
                                                                  ------------              -------------           -------------
                                                                         4,680                     4,747                   5,290
                                                                  ------------              -------------           -------------

Operating income (loss)........................................           (194)                      142                     151
Other income (expense) - net...................................             13                        44                      53
Financing costs:
  Interest expense-net of capitalized interest of $2 in 2001, .           (242)                     (208)                   (167)
  $1 in 2002 and $2 in 2003....................................
  Interest income..............................................             14                         5                      16
  Net gain (loss) from foreign exchange........................             (9)                       23                       4
                                                                  -------------             -------------           -------------
                                                                          (237)                     (180)                   (147)
                                                                  -------------             -------------           -------------
Income (loss) before taxes.....................................           (418)                        6                      57
Income tax expense (benefit): (Note 12)
  Current......................................................              8                        18                      22
  Deferred.....................................................           (114)                      (61)                    (30)
                                                                  -------------             -------------           -------------
                                                                         (106)                       (43)                     (8)
                                                                  -------------             -------------           -------------
Net income (loss) before cumulative effect of change in
  accounting principle.........................................           (312)                       49                      65
Cumulative effect of change in accounting principle............              -                         -                       1
                                                                  -------------             -------------           -------------
Net income (loss)..............................................   $       (312)             $         49            $          66
                                                                  =============            ==============           =============

Basic and diluted earnings per common share before cumulative
  effect of change in accounting principle.....................   $      (2.58)             $       0.40            $       0.53
Basic and diluted earnings per common share....................          (2.58)                     0.40                    0.53
Weighted average common share outstanding (in millions)........            121                       123                     122




                                          Consolidated Statements of Comprehensive Income
                                                                                           Year Ended December 31,
                                                                           2001                      2002                    2003
                                                                           ----                      ----                    ----
                                                                                        (Millions of U.S. Dollars)
Net income (loss)..............................................   $       (312)             $         49            $         66
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment - net of income
  taxes of $2 in 2001, $2 in 2002 and $1 in 2003...............            (20)                        6                      36
Minimum pension liability adjustment - net of income
  taxes of $120 in 2001, $148 in 2002 and $46 in 2003..........           (213)                     (273)                    (79)
Unrealized gains (losses) on derivative financial
  instruments - net of income taxes of $(5) in 2001,
  $3 in 2002 and $4 in 2003....................................             (8)                        4                       6
                                                                  -------------             -------------           -------------
                                                                          (241)                     (263)                    (37)
                                                                  -------------             -------------           -------------
Comprehensive income (loss)                                       $       (553)             $       (214)           $         29
                                                                  =============             =============           =============

               See notes to the consolidated financial statements


                                                       ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES

                                              Consolidated Statements of Changes in Shareholders' Equity


                                                  Common Stock
                                            -------------------------

                                                                                    Additional
                                                                       Treasury      Paid-in       Retained
                                               Shares       Amount      Stock        Capital      Earnings
------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                       120           $ 4     $ (111)          $ 590        $ 401

Net Loss                                                           -           -              -        (312)

Other Comprehensive Income (loss)                                  -           -              -            -

Treasury Stock (Note 10)                             2             -           4              -            -

Redenomination in Euro (Note 10)                                   3           -            (3)            -

Other  (Note 10)                                                   -           -              -            3
------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                       122             7       (107)            587           92

Net Income                                                         -           -              -           49

Other Comprehensive Income (loss)                                  -           -              -            -

Treasury Stock (Note 10)                             2             -           4              -            -
------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                       124             7       (103)            587          141

Net Income                                                         -           -              -           66

Other Comprehensive Income (loss)                                  -           -              -            -

Treasury Stock (Note 10)                           (2)             -         (7)            (1)            -
------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                       122           $ 7     $ (110)          $ 586        $ 207
------------------------------------------------------------------------------------------------------------




                                                 Cumulative Other Comprehensive Income
                                            -------------------------------------------------
                                               Foreign
                                               Currency         Minimum        Derivative
                                              Translation       Pension         Financial        Shareholders'
                                              Adjustment       Liability       Instrument          Equity
---------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                       $ 36              $ (36)              $ -            $  884

Net Loss                                              -                   -                -             (312)

Other Comprehensive Income (loss)                  (20)               (213)              (8)             (241)

Treasury Stock (Note 10)                              -                   -                -                 4

Redenomination in Euro (Note 10)                      -                   -                -                 -

Other  (Note 10)                                      -                   -                -                 3
---------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                         16               (249)              (8)               338

Net Income                                            -                   -                -                49

Other Comprehensive Income (loss)                     6               (273)                4             (263)

Treasury Stock (Note 10)                              -                   -                -                 4
---------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                         22               (522)              (4)               128

Net Income                                            -                   -                -                66

Other Comprehensive Income (loss)                    36                (79)                6              (37)

Treasury Stock (Note 10)                              -                   -                -               (8)
---------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                       $ 58              $(601)              $ 2            $  149
---------------------------------------------------------------------------------------------------------------

               See notes to the consolidated financial statements








                    ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows


                                                                                                         Year Ended December 31,
                                                                                                      2001          2002       2003
                                                                                                      ----          ----       ----
                                                                                                        (Millions of U.S. Dollars)
Operating activities:
Net income (loss)..............................................................................   $  (312)         $  49      $  66
Adjustments required to reconcile net income to net cash
  provided from operations:
     Depreciation..............................................................................        177           177        183
     Deferred employee benefit costs...........................................................       (106)          (52)      (164)
     Net foreign exchange loss (gain)..........................................................          9          (23)        (5)
  Deferred income tax..........................................................................       (114)          (61)       (30)
     Undistributed earnings from joint ventures................................................         12             -       (28)
     Other non-cash operating expenses.........................................................         56            62          -
     Other.....................................................................................          2           (2)        (5)
Changes in operating assets and liabilities:
     Trade accounts receivable.................................................................        114          (64)         49
     Short-term investments....................................................................         78             -          -
     Inventories...............................................................................        169          (37)        106
     Prepaid expenses and other................................................................         24          (31)         18
     Trade accounts payable....................................................................       (81)            45       (72)
     Accrued expenses and other liabilities....................................................         12           105         71
                                                                                                  --------     ---------   --------
  Net cash provided from operating activities..................................................         40           168        189
                                                                                                  --------     ---------   --------
Investing activities:
  Purchase of property, plant and equipment....................................................       (97)         (108)      (164)
  Proceeds from sale of assets and investments
     including affiliates and joint ventures...................................................         37            18         21
  Investments in affiliates and joint ventures.................................................          8            11         19
  Other........................................................................................          4           (1)          -
                                                                                                  --------     ---------   --------
  Net cash used in investing activities........................................................       (48)          (80)      (124)
                                                                                                  --------     ---------   --------
Financing activities:
  Proceeds from payable to banks...............................................................      2,416         2,359      3,576
  Proceeds from long-term debt - net of debt issuance costs....................................        125           125         52
  Proceeds from long-term debt from an affiliate...............................................          -             -         94
  Payments of payable to banks.................................................................    (2,418)       (2,346)    (3,570)
  Payments of long-term debt ..................................................................      (250)         (243)      (207)
  Purchase of treasury stock...................................................................        (1)           (1)        (8)
  Sale of treasury stock.......................................................................          5             5          -
                                                                                                  --------     ---------   --------
  Net cash used by financing activities........................................................      (123)         (101)       (63)
                                                                                                  --------     ---------   --------
  Net increase (decrease) in cash and cash equivalents.........................................      (131)          (13)          2
                                                                                                  --------     ---------   --------
  Effect of exchange rate changes on cash......................................................          2            5           1
                                                                                                  --------     ---------   --------
Cash and cash equivalents:
  At the beginning of the year.................................................................        214            85         77
                                                                                                  --------     ---------   --------
  At the end of the year.......................................................................   $     85     $      77   $     80
                                                                                                  ========     =========   ========
Supplemental disclosures of cash flow information
Cash paid during the year for:
  Interest - net of amounts capitalized........................................................   $    244     $     199   $    166
  Income taxes.................................................................................          4            20         13


               See notes to the consolidated financial statements




                    ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (Millions of U.S. Dollars, except share data and per share data)


NOTE 1: NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business
     Ispat International N.V. (`Ispat International') together with its subsidiaries (the `Company') is a manufacturer of steel and steel related products. The Company owns and operates manufacturing facilities in the United States of America (`U.S.'), Mexico, Canada, Trinidad and Tobago (`Trinidad'), Germany and France. These manufacturing facilities, each of which includes its respective subsidiaries, are referred to herein as the `Operating Subsidiaries'.

Organization
     Ispat International is formed and organized under the laws of the Netherlands to hold directly or indirectly certain subsidiaries involved in the steel manufacturing activities described above. Ispat International has no manufacturing operation of its own and its major assets are interests in the common and preferred stock of the Operating Subsidiaries.

Basis of presentation
     The consolidated financial statements, which include the accounts of Ispat International and its subsidiaries, all of which are controlled by Ispat International, have been prepared in accordance with US Generally Accepted Accounting Principles (`US GAAP') (see also Note 2). Intercompany balances and transactions have been eliminated on consolidation.

     The records of each of the Operating Subsidiaries are maintained in the currency of the country in which the Operating Subsidiary is located, using the statutory or generally accepted accounting principles of such country. For consolidation purposes, the financial statements which result from such records, have been adjusted to conform to US GAAP, using the U.S. Dollar as the reporting currency.

     The principal subsidiaries of Ispat International, each of which is a wholly owned subsidiary, included in the consolidated financial statements are as follows:

Operating Subsidiary                                                    Location
--------------------                                                    --------
Caribbean Ispat Limited............................................     Trinidad
Ispat Mexicana, S.A. de C.V........................................     Mexico
Ispat Sidbec Inc...................................................     Canada
Ispat Hamburger Stahlwerke GmbH....................................     Germany
Irish Ispat Limited (1)............................................     Ireland
Ispat Stahlwerk Ruhrort GmbH and Ispat Walzdraht Hochfeld GmbH.....     Germany
Ispat Inland Inc...................................................     U.S.
Ispat Unimetal S.A. (including Society Metallurgique de Revigny
  S.N.C.) .........................................................     France
Trefileurope S.A.  ................................................     France

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

     Upon consolidation, the results of operation of the subsidiaries and affiliates whose functional currency is other than the U.S. Dollar are translated into U.S. Dollars at weighted average exchange rates in the year and assets and liabilities are translated at year end exchange rates. Translation adjustments are presented as a separate component of other comprehensive income in the financial statements and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or affiliated company. At Canadian and European Operating Subsidiaries, the functional currency is Canadian Dollar and Euro respectively.

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

Inventories
     Inventories are carried at the lower of cost or net realizable value. Cost is determined using the average cost and first in, first out (`FIFO") method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost inclusive of freight, shipping and handling costs.

Property, plant and equipment
     Property, plant and equipment are stated at cost. All property, plant and equipments except land are depreciated using the straight line method over the useful lives of the related assets, ranging from 10 to 50 years for buildings and 2 to 45 years for machinery and equipment. Major improvements, which add to productive capacity or extend the life of an asset, are capitalized while repairs and maintenance are charged to expense as incurred. Property, plant and equipment under construction are recorded as construction in progress until they are ready for their intended use; thereafter they are transferred to the related category of property, plant and equipment and depreciated over their estimated useful lives. Interest during construction is capitalized to property, plant and equipment under construction until the assets are ready for their intended use. Gains and losses on retirement or disposal of assets are determined as the difference between net disposal proceeds and carrying amount and reflected in the statement of income.

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

Retirement benefits
     The Company has defined benefit pension plans covering the majority of its employees in U.S. and Canadian operations. Benefits are based on, generally, the employee's years of service and compensation. For those plans, which are funded, the assets are held in separate trustee administered funds. The Company's policy is to amortize prior service costs over the average future service period of active plan participants. Experience gains and losses in excess of 10% of the greater of the accumulated benefit obligation and fair value of plan assets are amortized over the average remaining service period of active participants. The liabilities and net periodic pension cost related to these plans are calculated by independent actuaries on the basis of formulas defined in the plans using the projected unit actuarial credit method.

     In addition to providing certain pension benefits, the Company sponsors several unfunded defined post-retirement plans that provide health care and life insurance benefits to majority of its active and retired employees and their covered dependent and beneficiaries. These plans are contributory, with contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they have reached a certain age and these benefits are based on length of service.

Revenue recognition
     Revenues are recognized when products are shipped or services are provided to customers, the sales price is fixed and determinable, collectibility is reasonably assured, and title and risks of ownership have passed to the buyer. Costs associated with revenues, including shipping and other transportation costs, are recorded in cost of sales.

Accounting for shipping and handling costs
     The Company classifies all amounts billed to a customer in a sale transaction related to shipping and handling, fees and costs as sales and all other shipping and handling costs as cost of sales.

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

     All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income (`OCI') and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. Gains and losses related to financial instruments that are utilized to manage exposures to fluctuations in the cost of energy and raw materials used in the production process are recognized as a part of the cost of the underlying product or service when the contracts are closed.

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

Stock Option Plan
     In 1999, the Company established the Ispat International N.V. Global Stock Option Plan (the `Ispat Plan'), which are described more fully in Note 10. Awards under the Company's plans vest over three years. Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in 2001 and 2002 net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), prospectively to all employee awards granted, modified, or settled after January 1, 2003. This prospective adoption of the fair value provisions of SFAS 123 is in accordance with the transitional provisions of SFAS No. 148, `Accounting for Stock-Based Compensation' ("SFAS 148") issued in December 2002 for recognizing compensation cost of stock options. There were no stock options granted, modified or settled during 2003 and accordingly, no compensation expense has been recognized in 2003.

SFAS 148 also requires that if awards of stock-based employee compensation were outstanding and accounted for under the intrinsic value method of Opinion 25 for any period in which an income statement is presented, a tabular presentation is required as follows:


                                                                                        Year ended December 31
                                                                               2001                    2002                  2003
Net income (loss), as reported                                               $(312)                     $49                   $66
Add: Stock-based employee compensation expense
included in reported net income, net of related
tax effects                                                                      -                       -                     -
Deduct: Total stock-based employee compensation
expense determined under fair value based method
for all awards, net of related tax effects                                       3                       3                     1
                                                             ---------------------------------------------------------------------
Pro forma net income (loss)                                                  $(315)                     $46                   $65
                                                             ---------------------------------------------------------------------
Earnings (loss) per share:
Basic and diluted--as reported                                              $(2.58)                   $0.40                 $0.53
Basic and diluted--pro forma                                                 (2.60)                    0.37                  0.53



Segment reporting
     The Company operates in a single business segment, which is composed of the manufacturing of semi-finished and finished steel products.

Reclassifications
     Certain reclassifications have been made to the prior periods' financial statements in order to conform to the 2003 classifications.

Recent accounting pronouncements

FIN 46R
     In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," which requires the consolidation by a business enterprise of variable interest entities if the business enterprise is the primary beneficiary. The FASB has amended FIN 46, now known as FIN 46 Revised December 2003 ("FIN 46R"). The requirements of FIN 46 or FIN 46R are effective to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003. There is no impact from the adoption of FIN 46R on the Company's consolidated results of operations, financial condition or liquidity.

SFAS 149
     In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to the language used in FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's consolidated results of operations, financial condition or liquidity.

SFAS 150
     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". The statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No.150 does not have a material impact on the consolidated financial statements of the Company.

SFAS 132R
     In December 2003, the FASB issued SFAS 132 (revised 2003), "Employers' Disclosure's about Pensions and Other Postretirement Benefits". This statement replaces the original SFAS 132 and revises employers' disclosures about pension plans and other postretirement benefit plans to require more information about the economic resources and obligations of such plans. SFAS 132 (revised 2003) amends the disclosure requirements of SFAS 87, SFAS 88, and SFAS 106, however, the measurement and recognition guidance is not affected. SFAS 132 (revised
2003) requires additional disclosures for plan assets, obligations, tabular presentation of key assumptions and measurement dates used for a majority of the plans. The Company has adopted the provisions of SFAS 132R (See Note 11 for further information).

NOTE 3: INVENTORIES

                                                            December 31,
                                                            ------------
                                                    2002                    2003
                                                    ----                    ----
Finished products                                  $ 280                   $ 293
Production in process                                252                     215
Raw materials                                        224                     195
Manufacturing supplies
  spare parts and other                              117                     125
                                                   -----                   -----
                                                   $ 873                   $ 828


NOTE 4: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:


                                                          Buildings           Machinery
                                                            and                  and             Construction
                                         Land           Improvements          equipment           in process              Total
                                      --------         -------------         ------------         ----------          ------------
Balance at December 31, 2002
Gross value                           $    68           $       543            $   3,574          $      48            $   4,233
Accumulated depreciation                    -                  (160)              (1,038)                 -               (1,198)
                                      --------         -------------         ------------         ----------          ------------
Net carrying value                         68                   383                2,536                 48                3,035
                                      ========         =============         ============         ==========          ============
Balance at December 31, 2003
Gross value                                81                   598                3,998                 30                4,707
Accumulated depreciation                    -                  (194)              (1,422)                 -               (1,616)
                                      --------         -------------         ------------         ----------          ------------
Net carrying value                    $    81           $       404            $   2,576          $      30            $   3,091
                                      ========         =============         ============         ==========          ============

NOTE 5: INVESTMENTS IN AFFILIATES AND JOINT VENTURES
The Company's investments in affiliates and joint ventures, which include joint ventures accounted for using the equity method, are as follows:



                                                                                 Operating             Ownership
Investee                                                                          activity           percentages
----------------                                                                  --------           -----------

Located in U.S.
Empire Iron Mining Partnership......................                              Taconite/
(`E.I.M.P.')(1).....................................                               Pellets                   21%
PCI Associates......................................                       Pulverized coal                   50%
I/N Tek(2)..........................................                          Cold rolling                   60%
I/N Kote  ..........................................                           Galvanizing                   50%

Located in Mexico
Consorcio Minero
Benito Juarez.......................................                            Mining and
Pena Colorada S.A. de C.V.                                                     pelletizing
(`Pena Colorada')...................................                                 plant                   50%


Servicios Siderurgicos Integrados, S.A..............                      Port operations,
de C.V. (`Sersiin').................................                lime, industrial gases
                                                                          and engineering
                                                                                  workshop                   50%
Located in Canada
Sorevco   ..........................................                     Galvanizing plant                   50%
Delta Tube..........................................                                  Tubes                  40%
Located in Germany
Westfalische Drahtindustrie GmbH (`WDI')                                      Wire drawing                 33.3%
Other     ..........................................                                     -                     -







                                                                                             December 31,
                                                                        Type of              ------------
Investee                                                              ownership         2002              2003
----------------                                                      ---------         ----              ----

Located in U.S.
Empire Iron Mining Partnership......................
(`E.I.M.P.')(1).....................................                Partnership        $    -           $    -
PCI Associates......................................                Partnership            22               22
I/N Tek(2)..........................................                Partnership            52               51
I/N Kote  ..........................................                Partnership           140              141

Located in Mexico
Consorcio Minero
Benito Juarez.......................................
Pena Colorada S.A. de C.V.
(`Pena Colorada')...................................               Common stock            10                4


Servicios Siderurgicos Integrados, S.A..............
de C.V. (`Sersiin').................................

                                                                   Common stock             9                9
Located in Canada
Sorevco   ..........................................        Limited partnership             7                7
Delta Tube..........................................        Limited partnership             2                2
Located in Germany
Westfalische Drahtindustrie GmbH (`WDI')                           Common stock            11               12
Other     ..........................................                          -             4                4
                                                                                       ------           ------
                                                                                       $  257           $  252
                                                                                       ======           ======



1) U.S. Operating Subsidiary sold 47.5% of its 40% interest in E.I.M.P. effective December 31, 2002, of the mine to Cleveland Cliffs, and its entire investment in the partnership was written off. See also Note 13.

2) I/N Tek, a general partnership formed for a joint venture between the Company and Nippon Steel Corporation (`NSC'), owns and operates a cold-rolling facility. I/N Tek is 60% owned by a wholly owned subsidiary of the Company and 40% owned by NSC. The Company has rights to the productive capacity of the facility, except in certain limited circumstances and has an obligation to use the facility for the production of cold rolled steel, under a tolling arrangement with I/N Tek. Due to this lack of control by the Company, the Company accounts for its investment in I/N Tek under the equity method. The Company does not exercise control over I/N Tek as all significant management decisions of the joint venture require agreement by both the partners.

Summary condensed information, in the aggregate, of the Company's investments accounted for using the equity method is disclosed as follows:


                                                             December 31,
                                                      2001      2002      2003
                                                      ----      ----      ----

Condensed Statement of Income Data
Gross revenue.......................................$ 1,508  $ 1,088   $ 1,282
Gross profit........................................    115       83       102
Net income..........................................     24       40        79

                                                                 At December 31,
                                                                2002      2003
                                                                ----      ----
Condensed Balance Sheet Data
Current assets.............................................   $  388    $  346
Total assets...............................................    1,598     1,323
Current liabilities........................................      455       388
Total liabilities..........................................    1,110       806
Net assets.................................................      488       516

NOTE 6: BALANCES AND TRANSACTIONS WITH RELATED PARTIES
Transactions with related parties, all of which are affiliates and joint ventures of the Company were as follows:


                                                                                                 Year ended December 31,
                                                                                                 -----------------------
                                                                                    2001                  2002                 2003
                                                                                    ----                  ----                 ----
Transactions
Purchases of raw material:
  Pena Colorada ................................................................   $  26                 $  33                $  44
  Sersiin.......................................................................      14                    18                   12
  E.I.M.P.......................................................................     106                   102                  101
  PCI Associates (Tolling fee)..................................................      43                    34                   32
  LNM Holdings N.V. and its subsidiaries........................................       -                    29                   28
Sales:
  WDI ..........................................................................     104                   100                  115
  Sorevco ......................................................................      32                    44                   43
  I/N Kote......................................................................     311                   346                  342
  LNM Holdings N.V. and its subsidiaries........................................       9                     8                   11
  Other ........................................................................       9                    18                   21
Purchases:
  I/N Tek (Tolling charges).....................................................     143                   142                  137
  Other  .......................................................................       4                     7                    2
Sale of plant property & equipment - net of loan:
  LNM Holdings N.V..............................................................      16                     -                    -
Other income
  LNM Holdings N.V. and its subsidiaries (Management fees)(1)...................       6                     5                    8
  LNM Holdings N.V. (Royalty income)............................................       -                     -                    6



(1)LNM Holdings N.V., Ispat Karmet JSC and P.T. Ispat Indo, indirectly wholly-owned subsidiaries of the controlling shareholder, have entered into management services agreements with the Company pursuant to which LNM Holdings N.V., Ispat Karmet JSC and P.T. Ispat Indo pay fees to the Company as compensation for management as and when services are rendered by the Company.



                                                                                                           Year ended December 31,
                                                                                                           -----------------------
                                                                                                          2002                 2003
                                                                                                          ----                 ----
Receivables:
  WDI ..........................................................................                         $  32                $  33
  LNM Holdings N.V. and its subsidiaries .......................................                             3                   10
  Others........................................................................                             7                    5
Payables:
  Sersiin.......................................................................                             9                   14
  LNM Holdings N.V. and its subsidiaries .......................................                             5                    6
  Others........................................................................                             8                   14
Accrued expenses and other liabilities:
  LNM Holdings N.V. and its subsidiaries. ......................................                             5                    -
Long term debt to affiliates:
  The Richmond Investment Holdings Limited. ....................................                             -                   94
Other long-term obligation:
  LNM Holdings N.V. ............................................................                            25                   20



     The Company and LNM Holdings N.V. completed an agreement effective June 17, 2002 under which the Company, through its subsidiaries, will provide management and support services to LNM Holdings N.V. and its subsidiaries. These services will be offset against an advance payment of $30 over the next several years. The amount outstanding as at December 31, 2003 against this advance was $ 25(2002 - $30).

NOTE 7: PAYABLE TO BANKS
Payable to banks include borrowings and overdraft. The Company has the following secured and unsecured bank lines and other working capital facilities:


                                                                                                              At December 31,
                                                                                                          2002                 2003
                                                                                                          ----                 ----
Committed ......................................................................                         $ 485                $  581
Uncommitted.....................................................................                            60                    80
                                                                                                         -----                ------
                                                                                                         $ 545                $  661
                                                                                                         -----                ------
The Company had the following under such bank lines and working capital facilities:
Presented under current liabilities (includes overdraft of
  $21 in 2002 and $41 in 2003)..................................................                         $ 137                $  167
Presented under long-term liabilities...........................................                           225                   240
                                                                                                         -----                ------
                                                                                                         $ 362                $  407
                                                                                                         -----                ------

Borrowings under the lines are primarily denominated in U.S. Dollars, except for the following:
(euro)43 million (2002-(euro)45 million) inventory financing credit facility....                         $  29                $  34
Other Euro credit facilities....................................................                             8                   12
TT $ (Trinidad & Tobago)........................................................                             -                   10
British Pound...................................................................                             5                    3
                                                                                                         =====                ======



     These facilities do not include securitizations and factoring of receivables, which are discussed in Note 19.

     The credit facilities provide for borrowing at various interest rates and support letters of credit in addition to providing borrowings to fund local working capital requirements at the Operating Subsidiaries. Weighted-average interest rate on the bank lines, working capital facilities and temporary overdrafts ranged from 2.6% to 6.5% in 2002 and 2.0% to 6.5% in 2003.

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

     Certain of the lines of credit are collateralized by current assets and property, plant and equipment with a net carrying value of $760 at December 31, 2003 (2002 - $893).

NOTE 8: LONG-TERM DEBT


                                                                                                          December 31,
                                                                                                          ------------
                                                                                                   2002                 2003
                                                                                                   ----                 ----
AT U.S. OPERATING SUBSIDIARY
First Mortgage Bonds:
Series U, Tranche B, $350, due July 16, 2005..........................................         $    334             $    331
Series U, Tranche C, $350, due July 16, 2006..........................................              334                  331
Series R, 7.9% due January 15, 2007...................................................               29                   28
Series 1977, 5.75% due February 1, 2007...............................................               20                   19
Series 1993, 6.8% due June 1, 2013....................................................               26                   25
Series 1995, 6.85% due December, 2012 ................................................               13                   12
Industrial Development Revenue Bonds:
Pollution Control Project No 11, 7.125 % due June 1, 2007.............................               21                   15
Pollution Control Project No 13, 7.250% due November 1, 2011..........................               32                   32
Exempt Facilities Project No 14, 6.7% due November 1, 2012............................                5                    3
Exempt Facilities Project No 15, 5.75% due October 1, 2011............................               46                   47
Exempt Facilities Project No 16, 7% due January 1, 2014...............................                8                    2
Revolving Credit Facilities - 2% to 4% ...............................................              225                  240

AT MEXICO OPERATING SUBSIDIARY
Bank loans denominated in U.S. Dollars, floating interest.............................              352                  348
Senior Structured Export Certificates, 10.625%........................................               62                   41
Export-Import Bank of the U.S., LIBOR plus 0.30%......................................               29                   29

AT CANADA OPERATING SUBSIDIARY
Senior Secured Credit Facilities(1):
Tranche A, $150, LIBOR plus 1.25%-4.05%...............................................               54                    -
Tranche B, $125, LIBOR plus 1.75%-4.55%...............................................              118                  118
Tranche C, $125, LIBOR plus 2.25%-5.05%...............................................              118                  118

AT TRINIDAD OPERATING SUBSIDIARY
Senior Secured Notes, 10.4%...........................................................              101                   88
International Finance Corporation, LIBOR plus 3.25% - 3.38% ..........................               26                   13
Others    ............................................................................                8                    5

AT ISPAT EUROPE GROUP
Senior Secured(euro)150 million, due February 1, 2011, 11.875%........................              129                  137

FROM AN AFFILIATE
The Richmond Investment Holdings Limited, due October 6, 2005, LIBOR plus 3.00%.......                -                   80
The Richmond Investment Holdings Limited, due December 30, 2005, LIBOR plus 3.00%.....                -                   14

OTHER
  Shipping Subsidiaries...............................................................               30                   19
  Other...............................................................................               27                   15
Total long-term debt including current portion........................................            2,147                2,110
                                                                                               --------             --------
Less current portion of long-term debt................................................              125                  196
                                                                                               --------             --------
Total long-term debt..................................................................         $  2,022             $  1,914
                                                                                               ========             ========


(1) Interest rates are contingent on the achievement of certain financial ratios.

AT U.S. OPERATING SUBSIDIARY:

First Mortgage Bonds

     Series U, Tranche B and C (the `Term Loans') are with a syndicate of financial institutions (the `Term Loan Lenders') for whom Credit Suisse First Boston is the agent. Each of the Tranche B and Tranche C Loan is repayable in quarterly installments of $1 until maturity.

     Borrowings under the Term Loans bear interest at a rate per annum equal to, at the Company's option, (1) the higher of (a) the Agent's prime rate or (b) the rate which is 0.5 of 1% in excess of the Federal Funds effective rate (together the `Base Rate'), plus 2.75% or (2) the London Interbank Offered Rates (`LIBOR') (as defined in the Credit Agreement) plus 3.75%. The fee for the Letter of Credit (`LC') is 4.00% of the LC amount per annum (the `LC Fee'). The spread over the LIBOR and Base Rate and the LC Fee will be reduced if the U.S. Operating Subsidiary's Consolidated Leverage Ratio (as defined in the Credit Agreement) falls to specified levels. The effective rate of interest paid on Series U First Mortgage Bonds was 5.1% for the year ended December 31, 2003 (5.6% for the year ended December 31, 2002).

     The Company entered into a hedge as required under the agreement. It is a 5 year interest rate collar based on LIBOR with a floor of 4.50% and a ceiling of 6.26% on a notional amount of $450. The facilities and the hedge are fully and unconditionally guaranteed by Ispat International. The hedge expired on October 16, 2003.

     A substantial portion of the Company's facilities at its Indiana Harbor Works is subject to a lien to First Mortgage. This property had a book value of approximately $1,600 at December 31, 2003 (2002 - $1,600).

     The U.S. Operating Subsidiary must also maintain a minimum Consolidated EBITDA, as defined in the Credit Agreement. The U.S. Operating Subsidiary was in compliance with this covenant at December 31, 2003. The Credit Agreement also contains other covenants that, among other things, prohibit or limit the ability of the Company or the Borrower to pay dividends and other restricted payments, incur indebtedness, create liens, engage in transactions with affiliates, sell assets and engage in mergers and consolidations. Any loans from the Company to its U.S. Operating Subsidiary cannot be repaid until the U.S. Operating Subsidiary's leverage falls to specified levels.

Industrial Development Revenue Bonds
     During 2003, the Company purchased $29 (2002- $40 ) bonds at discounts from face value. As a result of these early redemptions and recognized a gain of $14, net of tax $14 (2002- $30, net of tax $19).

Revolving Credit Facilities
     Revolving credit facilities are denominated in U.S. Dollars and are from the Chase Manhattan Bank, as agent. These credit facilities are shown as long-term debt as the Company has the ability and intent to refinance these obligations as they mature under the respective credit agreements. The average interest rates on these facilities range from 2% to 4% and $150 of the outstanding balance is repayable in 2005 and $90 in 2007.

Contingent Liability
     A standby letter of credit in the amount of $160 that expired on July 9, 2003 was provided to the Pension Benefit Guarantee Corporation ("PBGC"), which is arranged by Credit Suisse First Boston. The letter of credit was not drawn upon. In July 2003, the Company reached an agreement with the PBGC regarding alternative security for the $160 letter of credit. The letter of credit was allowed to expire, and in its place, the Company agreed to contribute $160 to its pension plan over next two years. The U.S. Operating Subsidiary contributed $50 in July 2003, and is required to contribute $83 in 2004 and $28 in 2005. Outside of this Agreement, the U.S. Operating Subsidiary also contributed $21 in September 2003. Additionally, the Company pledged $160 of non-interest bearing First Mortgage Bonds to the PBGC as security until the remaining $110 has been contributed to the Pension Plan and certain tests have been met.

AT MEXICO OPERATING SUBSIDIARY:

Bank Loans Denominated In U.S. Dollars, Floating Interest

California Commerce Bank, USA
     Loan payable to California Commerce Bank, USA under a line-of-credit agreement is denominated in U.S. Dollars with an annual variable interest rate of LIBOR plus 300 basis points (effective annual interest rate at December 31, 2003 and 2002 are 4.99% and 5.53%, respectively). Principal is payable in quarterly installments with maturities until August 2005. $8 was outstanding at December 31, 2003 (2002- $10).

Bancomer, Mexico
     Loan payable to Bancomer, Mexico is denominated in U.S. Dollars. The loan bears interest at floating rate of LIBOR plus 325 basis points (effective annual interest rate at December 31, 2003 and 2002 are 4.35% and 5.25%, respectively). Principal is payable in semi-annual installments until 2008. $48 was outstanding at December 31, 2003 (2002- $49).

     Loan payable to Bancomer, Mexico is denominated in U.S. Dollars. The loan bears interest at floating rate of LIBOR plus 225 basis points (effective annual interest rate at December 31, 2003 and 2002 are 3.35% and 4.20%, respectively). Principal is payable in semi-annual installments until 2008. $72 was outstanding at December 31, 2003 (2002- $73).

Banamex, Mexico
     Loans payable to Banamex, Mexico under a line-of-credit agreement is denominated in U.S. Dollars, with annual variable interest rates of LIBOR plus 375 basis points (effective annual interest rate at December 31, 2003 and 2002 are 4.88% and 5.86%, respectively). Principal is payable in semi-annual installments of $28 with maturities from 2005 to 2009. $220 was outstanding at December 31, 2003 and at December 31, 2002.

Senior Structured Export Certificates, 10.625%
     The New Senior Structured Export Certificates due 2005 (the `New Senior Certificates') are denominated in U.S. Dollars with interest payable quarterly at 10.625% per annum. The principal amount of the New Senior Certificates is payable in quarterly installments till May 2005.

     The New Senior Certificates are redeemable in whole or in part at a price equal to 100% of the outstanding principal amount, plus accrued interest thereon and a prepayment make whole premium (only in case of trigger event) as defined in the agreement.

     The New Senior Certificates are payable primarily from the proceeds of U.S. Dollar denominated accounts receivable to be generated from sales of steel slabs to Mitsubishi Corporation (the `steel purchaser'), under a long-term supply agreement and sales of steel slabs to certain other customers. Subject to certain exceptions, the supply agreement with Mitsubishi requires the steel purchaser to purchase sufficient volumes of slabs to generate receivables in each quarter in an aggregate face amount equal to 1.3 times the scheduled quarterly debt service on the New Senior Certificates.

Export-Import Bank of The United States
     Loan payable to a financial institution guaranteed by the Export-Import Bank of the United States is denominated in U.S. Dollars. The loan bears interest at an annual variable rate of LIBOR plus 0.30% (effective annual interest rate at December 31, 2003 and 2002 are 2.05% and 2.54%, respectively). Principal is payable in semi-annual installments of $3 with maturities ranging from 2004 to 2008.

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

AT CANADA OPERATING SUBSIDIARY:

Senior secured Credit Facilities
     The Tranche B facility is bearing an interest at rates ranging from LIBOR plus 1.75% to LIBOR plus 4.55% depending on the achievement of certain financial ratios. For 2003 the effective average rate is 6.46% (2002 effective average rate was 7.60%). The facility will mature in July 2004 and is repayable in installments of $0.3 in March 2004 and $118 in July 2004.

     The Tranche C facility is bearing an interest at rates ranging from LIBOR plus 2.25% to LIBOR plus 5.05% depending on the achievement of certain financial ratios. For 2003 the effective average rate is 6.96% (2002 effective average rate was 8.11%). The facility will mature in January 2005 and is repayable in installments of $0.3 in March 2004, $0.3 in June 2004 and $118 in January 2005.

The Senior Secured Credit Facility is collateralized by all property, plant and equipment of the Canadian Operating Subsidiary and a second ranking charge on accounts receivables and inventories. The Company has no interest rate swap agreement as of December 31, 2003 (2002 - $200).


AT TRINIDAD OPERATING SUBSIDIARY:

Senior Secured Notes, 10.4%
     The 10.4% Senior Secured Notes are denominated in U.S. Dollars and have been used to finance the construction of a DRI plant. The notes mature in May 2008 with principal and interest repayable in semi-annual installments started in November 2002.

International Finance Corporation
     Loans payable to the International Finance Corporation are denominated in U.S. Dollars and collateralized by property, plant and equipment with a net book value of $397 at December 31, 2003 (2002-$410). Principal and interest are due in semi-annual installments beginning December 1998 with interest accruing at LIBOR plus 3.25% to 3.38%, maturing in 2004 through 2006.

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

FROM AN AFFILIATE:
     Loans are payable to an affiliate The Richmond Investment Holdings Limited and are denominated in U.S. Dollars. The interest rates on these loans are three months LIBOR plus 300 basis points ( 4.15% at December 31, 2003). Out of $94 outstanding as on December 31, 2003 (2002-$nil) $80 is payable on October 6, 2005 and $14 is payable on December 30, 2005.


OTHER:

Shipping Subsidiaries
     Loans payable at shipping subsidiaries are denominated in U.S. Dollars to finance the purchase of equipment collateralized by the related assets. The interest rates on the loans range from 7.36% to 8.11%. Principal and interest are due in monthly/semi-annual installments with maturities ranging from 2005 to 2007.

OTHER

     Various loans with interest rates ranging from 0.6% to 7.5% for other loans.

     Maturities of long-term debt at December 31, 2003 are as follows:

Years ending December 31,
-------------------------

2004            ...................................................   $    196
2005            ...................................................        787
2006            ...................................................        449
2007            ...................................................        261
2008            ...................................................        102
Subsequent years...................................................        315
                                                                      --------
Total           ...................................................   $  2,110
                                                                      ========


     Certain long-term debt and other agreements of the Company and its subsidiaries provide for various covenants that restrict the ability of certain of the Company's subsidiaries to pay dividends, make certain payments, incur additional indebtedness, make certain investments, create liens, guarantee indebtedness, sell or acquire assets, enter into mergers or consolidations and form subsidiaries, as well as require compliance with certain other financial maintenance tests in certain cases. Such financial maintenance tests include certain financial ratios and minimum levels of net worth. A significant part of the Company's net assets at December 31, 2003 (see Note 10) was subject to restrictive covenants, affecting capital distributions and the ability of the subsidiaries to loan or advance funds to the shareholders and other restrictions.

NOTE 9: FINANCIAL INSTRUMENTS AND CREDIT RISK

Fair Value of Financial Instruments

     The estimated fair values of the Company's financial instruments at December 31, 2002 and 2003 are summarized below:

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


                                                                             December 31, 2002               December 31, 2003
                                                                             -----------------               -----------------
                                                                         Carrying       Estimated        Carrying      Estimated
                                                                            value      fair value           value      fair value
                                                                         --------        --------       ---------      ----------
Instruments payable bearing interest at variable rates.............      $  1,646        $  1,421       $   1,655      $    1,575
Instruments payable bearing interest at fixed rates................           501             379             455             360
                                                                         --------        --------       ---------      ----------
Long-term debt, including current portion..........................      $  2,147        $  1,800       $   2,110      $    1,935
Payable to banks...................................................      $    137        $    137       $     167      $      167
                                                                         ========        ========       =========      ==========



     The fair value of forward exchange contracts, all of which are short-term in nature, was estimated based on the applicable year-end exchange rates and are presented below:


                                                             Foreign Currency
                                                             Forward Contracts
                                                             -----------------
                                                               December 31,
                                                               ------------
                                                           2002          2003
                                                           ----          ----
Fair value..............................................  $ 16           $ 78
Carrying amount.........................................    16             78


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

     A portion of the floating rate debt used in connection with the financing of the acquisition of the U.S. Operating Subsidiary was hedged through the use of an interest collar that expired on October 16, 2003. Due to the decline in interest rates during fiscal years 2002 , the fair value of the collar represented a derivative liability of approximately $14 at December 31, 2002.


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

     A portion of the floating rate debt used in connection with the financing of the acquisition of the U.S. Operating Subsidiary was hedged through the use of an interest collar that expired on October 16, 2003 . Due to the decline in interest rates during fiscal years 2002, the fair value of the collar represented a derivative liability of approximately $14 at December 31, 2002 .

     The U.S. Operating Subsidiary had $ 1,107 of long-term debt (including debt due within one year) outstanding at December 31, 2003. Of this amount $902 is floating rate debt (fair value $ 822 ). The remaining $ 205 of fixed rate debt had a fair value of $149. Assuming a hypothetical 10% decrease in interest rates at December 31, 2003, the fair value of this fixed rate debt would be estimated to be $ 200. Fair market values are based upon market prices or current borrowing rates with similar rates and maturities.

     The Mexico Operating Subsidiary utilizes derivative commodity instruments not for trading purposes but to hedge exposure to fluctuations in the costs of natural gas. In February 2001, the Mexico Operating Subsidiary entered into a fixed price natural gas contract with Pemex at a price of $4 per mmbtu, excluding transportation charges, for a volume of 25350 G cal per day. This contract expired in December 31, 2003. For gas requiments in 2004, the Company has entered into contracts in the futures market for a total volume of 7,300,000 MMBTU, at an average net price of $ 5.59 per MMBTU (excluding transportation charges). A hypothetical 10% fluctuation on the purchase price of natural gas will have an impact on pre-tax income of approximately $23. The fair value of such contracts as on December 31, 2003 was $44 (2002 - $161).

     At the Canadian Operating Subsidiary, an annual consumption of natural gas of Canadian Dollar 79 million (2002 - Canadian Dollar 38 million) at an exchange rate of 0.76 (Canadian Dollar to U.S. Dollar) would result in an annual consumption of $60 (2002 - $29). Therefore, a hypothetical 10% fluctuation in the purchase price of natural gas would have an impact on pre-tax income at the Canadian Operating Subsidiary of approximately $6 (2002 - $3).

NOTE 10: SHAREHOLDERS' EQUITY

     The authorized common shares of the Company consisted of 500,000,000 Class A shares, with a par value of (euro) 0.01 per share, and 72,150,000 Class B shares, with a par value of (euro) 0.10 per share. At December 31, 2002, 54,850,000 Class A shares and 72,150,000 Class B shares were issued and 49,587,492 ( 2002 - 51,735,794) Class A shares and 72,150,000 (2002 -72,150,000)
Class B shares were outstanding.

     In connection with the introduction of Euro on January 1, 2002, the Company converted the nominal value of its shares from Dutch Guilders into Euro. The articles of association were amended on December 31, 2001 based on the resolution of the shareholders meeting held on December 21, 2001. By this conversion the total common stock par value of the Company increased by $3 which had been accounted for through Additional Paid-in Capital in Equity.

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

     At December 31, 2003, the Company had 5,262,508 of its own Class A shares which it purchased on the open market for a net consideration of $110 (at December 31, 2002 - 3,114,206 at a consideration of $103).

     During the year 2003, the Company sold 23,532 (2002 - 2,117,781) of its treasury stock shares to Ispat Inland Pension Fund for a total consideration of $0.01 (2002 - $5). Also, the Company bought back 2,263,000 (2002 - 139,200) of its shares from the open market during the year at a consideration of $9 (2002 - $1) under a share buy-back program announced by the Company.

     These shares have been acquired for the purpose of the Company's employee stock option plan.

     All calculations to determine the amounts available for dividends are based on Ispat International's Dutch statutory accounts, which, as a holding company, are different from its consolidated accounts.

     Ispat International has no manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is able to arrange the cash dividend distribution from its subsidiaries, recognizes gains from the sale of its assets or records share premium from the issuance of
(new) common shares. Certain of the Company's Operating Subsidiaries are subject to restrictions under the terms of their debt agreements for paying dividends. As a result, subsidiaries of Ispat International had $375 in retained earnings which are free of restriction for the payment of dividend at December 31, 2003. Dividends are payable by Ispat International in either U.S. Dollars or in Euros.

     Ispat International received no cash dividends for the years 2001, 2002 and 2003, respectively, from its operating subsidiaries.

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

     Prior to 2003, the Company had chosen to account for stock-based compensation using the intrinsic value method prescribed in APB 25, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. As indicated above, all options were granted at an exercise price equal to or greater than the fair market value on the date of grant and accordingly, no compensation expense has been recognized in these financial statements pursuant to APB 25 effective January 1, 2003. The Company has decided to expense stock-based compensation under the fair value recognition provisions of SFAS 123 (see Note 2).

     The fair value of each option grant of Ispat International stock is estimated on the date of grant using Black-Scholes Model Method with the following weighted-average assumptions used:


                                                             Year of grant
                                                             -------------
                                                     2001     2002    2003
                                                     ----     ----    ----
Dividend yield...................................       -        -       -
Expected annualized volatility...................       -      83%       -
Discount rate - Bond equivalent yield............       -    5.03%       -
Expected life in years...........................       -        8       -

The status of the Ispat Plan with respect to the Company is summarized below at December 31, 2003:

                                                                     Weighted
                                                   Number       Average exercise
                                                 of shares           Price ($)

Opening balance as of January 1, 2001............ 2,512,000           10.19

Granted during the year..........................     -                   -
Exercised .......................................     -                   -
Forfeitures......................................  (310,000)          10.30

Outstanding at December 31, 2001................. 2,202,000           10.17

Granted during the year.......................... 1,349,500            2.26
Exercised .......................................         -               -
Forfeitures......................................  (160,000)           7.95

Outstanding at December 31, 2002................. 3,391,500            7.13

Granted during the year..........................         -               -
Exercised .......................................   (91,166)           7.08
Forfeitures/restoration..........................    39,000           11.72

Outstanding at December 31, 2003................. 3,339,334            7.32


At December 31, 2003, the stock options are exercisable as follows:

                                                                         Average
                                                                         -------
                                                                        Exercise
                                                                    ------------
Year                                              Options           Price ($)(1)
----                                             ----------         -----------
2003      ....................................... 2,530,111            8.93
2004      ....................................... 2,934,723            8.01
2005      ....................................... 3,339,334            7.32
2006      ....................................... 3,339,334            7.32
2007      ....................................... 3,339,334            7.32

(1)Based on exercise prices of $11.94 , $8.57 and $2.26 for 1999, 2000 and 2002 the respective years of the grant date.

NOTE 11: EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PLANS
     The Company's principal Operating Subsidiaries in the U.S., Canada, Trinidad, Germany and France provide defined benefit pension plans to their employees. A brief summary of the plans provided by the subsidiaries in the countries in which the Company operates is as follows:

U.S. and Canadian Plans
     The U.S. Operating Subsidiary's Pension Plan and Pension Trust which covers certain employees of the Company, is a non-contributory benefit plan with pensions based on final pay and years of service for all salaried employees and certain wage employees, and years of service and a fixed rate (in most instances based on frozen pay or on job class) for all other wage employees including members of the United Steelworkers of America.

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

Trinidad Plan
     The Company's Operating Subsidiary in Trinidad maintains a contributory defined benefit pension plan for substantially all of its employees, the benefits of which are based on the employees' length of service.

European Plans
     The German Operating Subsidiaries maintain unfounded defined pension plans for a certain number of employees the benefits of which are based on such employees' length of service and applicable pension table under the terms of individual agreements.

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

Mexican Plan
     The Mexico Operating Subsidiary is obligated to provide seniority premiums, which consist of a one-time payment of 12 days wages for each year worked, calculated on the basis of the latest salary. Maximum salary used in these calculations is limited to double the legal minimum wage.

     The components of the net periodic benefit cost of the defined benefit plans for the years ended December 31 are as follows:



                                                                                                                    Pension benefits
                                                                                                            U.S.  and Canadian Plans
                                                                                                            ------------------------
                                                                                      2001                 2002               2003
                                                                                      ----                 ----               ----
Components of net periodic benefit cost:
Service cost..................................................................  $       36         $         42                 40
Interest cost.................................................................         180                  177                183
Expected return on plan assets................................................        (211)                (210)              (202)
Special termination benefits..................................................           8                    -                  -
Recognized actuarial gain.....................................................          (1)                   1                  2
Amortizations.................................................................           9                    9                 13
                                                                                -----------        ------------          ----------
                                                                                $       21         $         19          $      36
                                                                                ===========        ============          ==========

                                                                                                    Pension benefits
                                                                                                      Trinidad Plan
                                                                                                      -------------
                                                                                      2001                 2002               2003
                                                                                      ----                 ----               ----
Components of net periodic benefit cost:
Service cost..................................................................  $        2         $          2          $       2
Interest cost.................................................................           3                    3                  3
Expected return on plan assets................................................          (5)                  (5)                (6)
Net amortizations.............................................................           -                   (1)                 -
                                                                                -----------        ------------          -----------
                                                                                $        -         $         (1)         $      (1)
                                                                                ===========        ============          ===========

                                                                                                     Pension benefits
                                                                                                       European Plans
                                                                                                       --------------
                                                                                      2001                 2002               2003
                                                                                      ----                 ----               ----
Components of net periodic benefit cost:
Service cost..................................................................  $        1         $          2          $       2
Interest cost.................................................................           2                    2                  2
                                                                                -----------        ------------          -----------
                                                                                $        3         $          4          $       4
                                                                                ===========        ============          ===========

The following assumptions were used:
                                                                                      2001                 2002               2003
                                                                                      ----                 ----               ----
Discount rates for obligations................................................  6.50%-7.50%         6.50%-8.00%        6.25%-6.50%
Assumed rates of compensation increases.......................................        4.00%         4.00%-5.50%        3.00%-5.28%
Expected long-term rate of return on assets...................................  7.75%-9.50%         7.50%-9.50%        8.00%-9.50%


     The change of benefit obligation and plan assets and reconciliation of funded status through the measurement date are as follows:

                                                                   Trinidad Plan
                                                         Year Ended December 31,

                                                            2002           2003
                                                            ----           ----
Change in benefit obligation
Benefit obligation at beginning of the period..........  $    28        $    40
Service cost...........................................        2              2
Interest cost..........................................        3              3
Participants' contributions............................        1              1
Benefit improvements...................................        5              -
Actuarial (gains) losses...............................        2              8
Benefits paid..........................................       (1)            (1)
                                                         --------       --------
Benefit obligation at end of the period................  $    40        $    53
                                                         --------       --------

Change in fair value of plan assets
Fair value of plan assets at beginning of the period...       54             61
Actual return on plan assets...........................        7             16
Employers' contribution................................        1              1
Participants' contribution.............................        1              1
Benefits paid..........................................       (2)            (2)
                                                         --------       --------
Fair value of plan assets at end of the period.........  $    61        $    77
                                                         --------       --------

Funded status of the plans.............................       21             24
Unrecognized net actuarial losses......................      (15)            (2)
Unrecognized transition asset..........................       (2)           (15)
Unrecognized prior service cost........................       12             10
                                                         --------       --------
Prepaid pension at end of period.......................  $    16        $    17
                                                         ========       ========


                                                     U.S. and Canadian Plans (1)
                                                         Year Ended December 31,
                                                         -----------------------
                                                            2002           2003
                                                            ----           ----
Change in benefit obligation
Benefit obligation at beginning of the period..........  $ 2,482        $ 2,605
Service cost...........................................       42             40
Interest cost..........................................      177            183
Participants' contributions............................        1              1
Plan amendment ........................................        -             41
Actuarial losses.......................................      115            242
Foreign currency exchange rate differences.............        3             65
Benefits paid..........................................     (215)          (214)
                                                         --------       --------
Benefit obligation at end of the period................  $ 2,605         $ 2,963
                                                         --------       --------


Change in fair value of plan assets
Fair value of plan assets at beginning of the period...    2,043          1,741
Actual return on plan assets...........................      (98)           324
Employers' contribution................................        8            140
Participants' contributions............................        1              1
Foreign currency exchange rate differences.............        2             42
Benefits paid..........................................     (215)          (216)
                                                         --------       --------
Fair value of plan assets at end of the period.........  $ 1,741        $ 2,032
                                                         --------       --------

Underfunded status of the plans........................     (864)          (931)
Unrecognized net actuarial gains.......................      830            941
Unrecognized prior service cost........................       84            117
                                                         --------       --------
Accrued pension liability at end of period.............  $    50        $   127
                                                         --------       --------
Accrued benefit liability(2)...........................     (842)          (918)
Intangible asset.......................................       84            117
Accumulated other comprehensive income.................      808            928
                                                         --------       --------
Amount recognized on balance sheet.....................  $    50        $   127
                                                         ========       ========

(1) The actuarial computation for the U.S. Operating Subsidiary was performed at November 30, 2003 while the actuarial computation for the other Operating Subsidiaries was performed at December 31, 2003.

(2) At U.S. Operating Subsidiary an amount of $112 has been recorded under current liabilities.


                                                                 European Plans
                                                        Year Ended December 31,
                                                        -----------------------
                                                            2002          2003
                                                            ----           ----
Change in benefit obligation
Benefit obligation at beginning of the period..........  $    32        $    42
Service cost...........................................        2              2
Interest cost..........................................        2              3
Plan amendments........................................       (2)             -
Actuarial losses.......................................        3              -
Foreign currency exchange rate differences.............        5             11
                                                         -------        --------
Benefit obligation at end of the period................  $    42        $    58
                                                         -------        --------
Underfunded status of the plans........................     (42)            (58)
                                                         -------        --------
Accrued pension liability at end of period.............     (42)            (58)
                                                         -------        --------
Amount recognized on balance sheet ....................  $  (42)        $   (58)
                                                         -------        --------

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

The net periodic post-retirement benefit cost was as follows:

                                           U.S. and Canadian Plans
                                           Year Ended December 31,
                                           -----------------------
                                      2001            2002               2003
                                      ----            ----               ----
Service cost.......................  $   9           $   8              $  10
Interest cost .....................     61              59                 59
Amortization.......................    (20)            (20)               (20)
Special termination benefits.......      3               -                  -
Recognized (gains).................     (3)             (1)                 -
                                     ------          ------             ------
Net periodic benefit cost..........  $  50           $  46              $  49
                                     ------          ------             ------


                                               European Plans
                                           Year Ended December 31,
                                           -----------------------
                                      2001            2002               2003
                                      ----            ----               ----
Service cost ......................  $   1           $   2              $   1
Interest cost .....................      1               1                  1
                                     -----           ------             ------
Net periodic benefit cost..........  $   2           $   3              $   2
                                     ------          ------             ------

     The following weighted average assumptions were used in accounting for the post-retirement benefit plan:

                                   November 30,    November 30,    November 30,
                                           2001            2002            2003
                                           ----            ----            ----
Discount rates for obligations.....       7.50%     6.50%-7.10%     6.25%-6.50%
Rate of compensation increase......       4.00%           4.00%     3.00%-5.28%
Health care cost trend rate........       4.50%           4.50%     4.50%-9.20%


The following tables sets forth the post-retirement benefit obligation at the dates indicated:

                                                         U.S. and Canadian Plans
                                                         Year Ended December 31,
                                                         -----------------------
                                                      2002                 2003
                                                      ----                 ----
Benefit obligation at beginning of period......   $    812             $    855
Service cost ..................................          8                    9
Interest cost .................................         59                   59
Actuarial losses...............................         33                  172
Plan amendments................................          -                 (105)
Foreign currency exchange rate changes.........          -                    4
Benefits paid .................................        (57)                 (65)
                                                  ---------            ---------
Benefits obligation at end of period...........   $    855             $    929
                                                  ---------            ---------
Fair value of assets...........................          -                    -
                                                  ---------            ---------
Underfunded status of plan.....................       (855)                (929)
Unrecognized net (gain)........................        (65)                 105
Unrecognized prior service cost................        (83)                (166)
                                                  ---------            ---------
Accrued post-retirement benefit obligation
 at end of period..............................   $ (1,003)            $   (990)
                                                  ---------            ---------


                                                                   European Plan
                                                         Year Ended December 31,
                                                         -----------------------
                                                      2002                 2003
                                                      ----                 ----
Benefit obligation at beginning of period......   $     15             $     20
Service cost...................................          2                    1
Interest cost .................................          1                    1
Benefits paid .................................         (1)                  (1)
Foreign currency exchange rate changes.........          3                    4
                                                  ---------            ---------
Benefits obligation at end of period...........   $     20             $     25
                                                  ---------            ---------
Fair value of assets...........................          -                    -
                                                  ---------            ---------
Underfunded status of plan.....................        (20)                 (25)
Unrecognized prior service cost................          -                    -
                                                  ---------            ---------
Accrued post-retirement benefit obligation at
  end of period................................   $    (20)            $    (25)
                                                  ---------            ---------


     An increase of 1% in the health care cost trend rate of the U.S. Operating Subsidiary would increase the benefit obligation by $111 and the annual net periodic cost by $9. A 1% decrease would reduce the benefit obligation by $99 and the annual net periodic annual net cost by $8.

     At the Canadian Operating Subsidiary, for evaluation purposes, the annual growth rate assumption for the cost of health care for each participant was established at 9.2% in 2003. The rate is expected to gradually decline to 3.6% in 2011 and remain at this level subsequently. A 1% change would have an effect of $2.

NOTE 12: INCOME TAX EXPENSE (BENEFIT)

The breakdown of the income tax expense (benefit) before extraordinary gains or losses is as follows:


                                                                                               Year Ended December 31,
                                                                                               -----------------------
                                                                                    2001                 2002               2003
                                                                                    ----                 ----               ----
Current:
U.S. ..................................................................       $        -           $       (3)        $       11
America's (excluding U.S.).............................................                2                   14                  3
Europe.................................................................                4                    4                  5
Others.................................................................                2                    3                  3
                                                                              -----------          -----------        -----------
Total current income tax expense (benefit).............................       $        8           $       18         $       22
                                                                              -----------          -----------        -----------

Deferred:
U.S. ..................................................................              (75)                 (17)               (22)
America's (excluding U.S)..............................................              (38)                 (59)               (18)
Europe.................................................................               (1)                   4                 10
                                                                              -----------          -----------        -----------
Total deferred income tax expense (benefit)............................       $     (114)          $      (72)        $      (30)
                                                                              -----------          -----------        -----------
Total income tax expense (benefit).....................................       $     (106)          $      (54)        $       (8)
                                                                              -----------          -----------        -----------


The following table reconciles the income tax expense compared at the statutory rate of each tax jurisdiction and the Company's overall effective tax rate:


                                                                                               Year Ended December 31,
                                                                                               -----------------------
                                                                                    2001                 2002               2003
                                                                                    ----                 ----               ----
Tax expense (benefit) at aggregate
statutory rates of all jurisdictions :
U.S. ..................................................................       $      (69)          $        6         $      (13)
America's (excluding U.S)..............................................             (124)                   8                 24
Europe ................................................................               (3)                  12                 23
Others.................................................................                -                    1                  5
                                                                              -----------          -----------        -----------
                                                                              $     (196)          $       27         $       39
                                                                              -----------          -----------        -----------




Increase (decrease) resulting from:
Benefit arising from interest in partnership................   America's             (21)                 (13)               (15)
Valuation allowance.........................................   America's              13                  (16)               (12)
Valuation allowance.........................................   Europe                 (8)                  (2)                 -
Effects of foreign currency translation.....................   America's              18                  (34)               (12)
Restructuring...............................................   Europe                 12                   (4)                (8)
Tax loss carryforwards......................................   America's              33                   27                  -
Depreciation................................................   America's               -                  (55)                 -
Export allowances...........................................   America's               -                   28                  1
Miscellaneous accruals......................................   U.S.                   (3)                 (23)                 -
Inflationary effects........................................   America's              35                   14                  -
Non-deductible expense......................................   America's               6                    2                  -
Participation in results of subsidiaries and others.........   America's               -                   (8)                 -
Others......................................................   Various                 5                    3                 (1)
                                                                              -----------          -----------        -----------
Income tax expense (benefit)................................                  $     (106)          $      (54)        $       (8)
                                                                              -----------          -----------        -----------

Deferred Income tax
Temporary differences and the resulting deferred tax assets and liabilities at December 31, 2002 and 2003 are summarized as follows:


                                                                                                         Year Ended December 31,
                                                                                                         -----------------------
                                                                                                         2002               2003
                                                                                                         ----               ----
Current deferred tax assets:
Facilities relocation restructuring.........................   U.S.                                $       19         $       19
Accrued vacation............................................   U.S.                                        13                 11
Inventories.................................................   Europe                                       6                  7
Inventories.................................................   U.S.                                         6                  -
Accrued expenses............................................   America's                                    1                  5
Tax loss carryforwards......................................   America's                                   20                  -
Others......................................................   U.S.                                         2                  4
Others......................................................   America's                                    2                  2
Others......................................................   Europe                                       2                  5
                                                                                                   -----------        -----------
Total current deferred tax assets...........................                                       $      71          $       53
                                                                                                   ===========        ===========


                                                                                                         Year Ended December 31,
                                                                                                         2002               2003
                                                                                                         ----               ----
Noncurrent deferred tax assets:
Employee benefit costs......................................   U.S.                                $      346         $      345
Minimum pension liability...................................   U.S.                                       275                321
Net operating losses and alternative minimum tax............   U.S.                                       191                251
Net operating losses and alternative minimum tax............   America's                                   66                 65
Others......................................................   America's                                  101                173
Others......................................................   Europe                                      58                 78
Others......................................................   U.S.                                        48                 46
                                                                                                   -----------        -----------
Total noncurrent deferred tax assets........................                                            1,085              1,279
                                                                                                   -----------        -----------
Total deferred tax assets...................................                                            1,156              1,332
                                                                                                   -----------        -----------
Valuation allowances
Valuation allowance.........................................   Europe                                     (60)               (73)
Valuation allowance.........................................   America's                                    -                (14)
Valuation allowance.........................................   Others                                      (3)                 -
                                                                                                   -----------        -----------
                                                                                                          (63)               (87)
                                                                                                   -----------        -----------
Net deferred tax asset after valuation allowances...........                                       $    1,093           $  1,245
                                                                                                   -----------        -----------


                                                                                                         Year Ended December 31,
                                                                                                         2002               2003
                                                                                                         ----               ----
Current deferred tax liabilities:
Amortizations expense.......................................   U.S.                                $       (4)            $   (5)
Capitalized interest........................................   U.S.                                         -                 (2)
Deduction in purchase in lieu of cost of sales..............   America's                                  (19)               (20)
                                                                                                   -----------        -----------
Total current deferred tax liabilities......................                                       $      (23)            $  (27)
                                                                                                   -----------        -----------

Noncurrent deferred tax liabilities:
Property, plant and equipment...............................   U.S.                                      (486)              (507)
Property, plant and equipment...............................   America's                                 (135)              (154)
Investment in joint ventures................................   U.S.                                       (51)               (51)
Others......................................................   America's                                   (7)               (10)
Others......................................................   Europe                                     (11)               (32)
Others......................................................   U.S.                                        (1)                (1)
                                                                                                   -----------        -----------
Total noncurrent deferred tax liabilities...................                                             (691)              (755)
                                                                                                   -----------        -----------
Total deferred tax liabilities..............................                                             (714)              (782)
                                                                                                   -----------        -----------
                                                                                                    $     379              $ 463
                                                                                                   ===========        ===========

     At December 31, 2003, the Company had a valuation allowance of $87 ($63 at December 31, 2002) to reduce its deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from tax loss operating carryforwards and capital loss carryforwards in France as well as other temporary timing differences. In France, tax loss operating carryforwards and capital loss carryforwards have no expiration date. The utilization of tax operating carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses. In addition, capital loss carryforwards can only be offset against capital gains. The increase in the total valuation allowance, arising from French Operating and Canadian Operating Subsidiary, for the year ended December 31, 2003 was principally from a reduction in the temporary timing differences between the fiscal and commercial valuation of certain balance sheet items as well as a limited utilization of the tax loss carry forward. Offsetting this increase was a decrease in the valuation allowance at Trinidad Operating Subsidiary.

     At December 31, 2003, based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary timing differences are anticipated to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances, at December 31, 2003. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

     The Company has not provided any deferred income taxes on the undistributed earnings of its foreign subsidiaries based upon its determination that such earnings will be indefinitely reinvested. At December 31, 2003, the cumulative undistributed earnings of these subsidiaries were approximately $375 million ($321 million at December 31, 2002). If such earnings were not considered indefinitely reinvested, deferred foreign income taxes would have been provided, after consideration of estimated foreign tax credits. However, determination of the amount of deferred federal and foreign income taxes is not practical.


Tax loss carry forward
At December 31, 2003, the U.S., the Mexican and the Canadian Operating Subsidiary had their net operating loss carryforwards expiring as follows:

Year Expiring
2009  ...................................................................   $65
2010  ...................................................................    47
2011  ...................................................................    33
2012  ...................................................................    97
2013  ...................................................................    14
2019  ...................................................................    80
2020  ...................................................................   190
2021  ...................................................................   260
2023  ...................................................................   152

At Germany, Trinidad, France and the Netherlands the net operating loss carryforwards do not expire and are indefinite.

NOTE 13: OTHER OPERATING EXPENSES

Other operating expenses include:


                                                                                             Year Ended December 31,
                                                                                             -----------------------
                                                                                    2001              2002              2003
                                                                                    ----              ----              ----
Closure of Company's Irish Operating Subsidiary..........................        $    17          $      -          $      -
Arbitration settlement with respect to a scrap supply contract...........             19                 -                 -
Write-down in value of certain e-commerce software(1)....................             17                 -                 -
Impairment loss on oceangoing vessels(1).................................             22                 -                 -
Write-off of Empire Mine investments.....................................              -                39                 -
Impairment loss on 2A Bloomer and 21" Bar Mill...........................              -                23                 -
                                                                                 -------          --------          --------
                                                                                 $    75          $     62          $      -
                                                                                 =======          ========          ========


(1) Certain regroupings have been made to the prior period's financial statements in order to conform to 2002 groupings.

NOTE 14: PROVISIONS AND ALLOWANCES


                                                    Balance at   Additions charged to   Deduction/           Balance at
                                             December 31, 2002        cost & expenses      release    December 31, 2003
                                             -----------------        ---------------      -------    -----------------
Accounts receivable........................     $      41              $        6         $    -                $   47
Environmental (see Note 16)................            28                       9              -                    37
Shutdown reserves(1).......................            23                       7              3                    27
Voluntary severance offer and other........             1                       -              -                     1
Deferred tax valuation allowances..........            63                       -             24                    87


(1) The U.S. Operating Subsidiary maintains various shutdown reserves for former or dormant entities. Additions relate to liability recorded upon adoption of SFAS 143 on January 1, 2003 and accretion during 2003 (see Note 15).

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

     Future minimum lease payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

Year ending
2004  ..................................................................  $   19
2005  ..................................................................      16
2006  ..................................................................       7
2007  ..................................................................       4
2008  ..................................................................       4
Thereafter..............................................................      39
                                                                           -----
Total minimum lease payments............................................   $  89
                                                                           =====

     Rent expense amounted to $29, $27 and $30 for the years ended December 31, 2001, 2002 and 2003, respectively.

     In the normal course of business, the Company enters into various long-term raw material supply contracts which generally provide for the purchase prices to be negotiated annually based on market prices.

     In the ordinary course of its business the Company has guaranteed certain debts of its subsidiaries, totaling $1,500.

     On July 16, 1998, the Company's U.S. Operating Subsidiary entered into an agreement (the "Agreement") with the Pension Benefit Guaranty Corporation (the "PBGC") to provide certain assurances with respect to the U.S. Operating Subsidiary's Pension Plan. In accordance with the Agreement, the Company provided the PBGC a $160 letter of credit which expired on July 9, 2003, and had made $242 of contributions to the Pension Trust through June 30, 2003. The U.S. Operating Subsidiary made a further payment of $54.5 during the first quarter of 2003. In addition, the U.S. Operating Subsidiary granted to the PBGC a first priority lien on selected assets. In July 2003, the U.S. Operating Subsidiary reached an agreement with the PBGC regarding alternative security for the $160 letter of credit. The letter of credit was allowed to expire, and in its place, the U.S. Operating Subsidiary agreed to contribute $160 to its Pension Plan over the next two years. The U.S. Operating Subsidiary contributed $50 in July 2003, $21 in September 2003, and is required to contribute $82.5 in 2004 and $27.5 in 2005. Additionally, the U.S. Operating Subsidiary pledged $160 of non-interest bearing First Mortgage Bonds to the PBGC as security until the remaining $110 has been contributed to the Pension Plan and certain tests have been met.

     Also, under the Agreement, Ryerson Tull Inc., the former parent of the U.S. Operating Subsidiary, provided to the PBGC a $50 guarantee of the U.S. Operating Subsidiary's pension plan obligations, later issuing a letter of credit to secure this guarantee. The U.S. Operating Subsidiary committed to take all necessary action to replace the guaranty/letter of credit by July 16, 2003, but was unable to do so, and therefore the guaranty and letter of credit continued in place. Separately, on September 15, 2003, the U.S. Operating Subsidiary entered into a settlement agreement with Ryerson Tull under which, among other things, Ryerson Tull paid the U.S. Operating Subsidiary $21 to release Ryerson Tull from various environmental and other indemnification obligations arising out of the sale by Ryerson Tull of the U.S. Operating Subsidiary to the Company. The $21 received from Ryerson Tull was paid into the U.S. Operating Subsidiary Pension Plan and went to reduce the amount of the Ryerson Tull guaranty/letter of credit. The U.S. Operating Subsidiary has agreed to make specified monthly contributions to its Pension Plan totaling $29 over the twelve-month period beginning January 2004, thereby eliminating any remaining guaranty/letter of credit obligations of Ryerson Tull with respect to the U.S. Operating Subsidiary's Pension Plan. In addition, the U.S. Operating Subsidiary committed to reimburse Ryerson Tull for the cost of the letter of credit to the PBGC, and to share with Ryerson Tull one-third of any proceeds which the U.S. Operating Subsidiary might receive in the future in connection with a certain environmental insurance policy.

     The U.S. Operating Subsidiary has guaranteed $55 of long-term debt attributable to I/N Kote, one of its equity investments.

     The U.S. Operating Subsidiary has a 15 year agreement, with approximately 11 years remaining, with a third party to purchase approximately 1.2 million tons of coke annually, on a take or pay basis at prices determined by certain cost factors from a heat recovery coke battery facility located on land leased to the third party. Under a separate tolling agreement with another third party, the U.S. Operating Subsidiary has committed to pay tolling charges over approximately 11 remaining years to desulpharize exhaust gas from the coke battery and to convert the heat output from the coke battery to electrical power and steam. At December 31, 2003 and 2002, the estimated minimum tolling charges remaining over the life of this agreement were approximately $199 and $225 respectively.

     The U.S. Operating Subsidiary has, as a part of the agreement covering the 1990 sale of the Inland Lime & Stone Company division assets, agreed, subject to certain exceptions, to purchase at prices which approximate market, its annual limestone needs through 2002. With the completion of that agreement, the U.S. Operating Subsidiary is considering competitive bids for its limestone needs for 2003 and beyond.

     The U.S. Operating Subsidiary has a total amount of firm commitments to contractors and suppliers in connection with construction projects primarily related to additions to property, plant and equipment for an amount of $2 million at December 31, 2003, and $7 at December 31, 2002.

     In the fourth quarter of 2002, the U.S. Operating Subsidiary recognized a write-off amounting to $39 for the assets associated with the Empire Mine Partnership. The U.S. Operating Subsidiary agreed to sell part of its interest in the Empire Partnership to a subsidiary of Cleveland-Cliffs Inc. for 'one' U.S. Dollar thereby reducing its interest to 21%. Cleveland-Cliffs, Inc. will indemnify the U.S. Operating Subsidiary for liabilities associated with the Operating Subsidiary's continuing ownership interest in the Empire Partnership. The U.S. Operating Subsidiary will have the option to sell its remaining interest in the Empire Partnership for 'one' U.S. Dollar to a subsidiary of Cleveland-Cliffs Inc. at any time after December 31, 2007. In addition, for twelve years, the U.S. Operating Subsidiary will purchase from subsidiaries of Cleveland-Cliffs all of its pellet requirements beyond those produced by the Minorca Mine and such subsidiary's remaining interest in Empire. The U.S. Operating Subsidiary will pay a price for such pellets based on an agreed methodology which is fixed for 2003 and 2004 and will be adjusted thereafter based on a formula.

     Under the new 10 5/8% Senior Structured Export Certificates (the 'New SENs') of Imexsa Export Trust No. 96-1 issued in exchange for outstanding 10 1/8% Senior Structured Export Certificates of Imexsa Export Trust No. 96-1 (See Notes 9 and 19), the Company's Mexican Operating Subsidiary is committed to sell steel slabs to Mitsubishi Corporation and other customers with a Standard & Poor's Ratings Services and Moody's Investor Service, Inc. credit rating no lower than Mitsubishi during the term of the agreement, which expires in May 31, 2005, based on sufficient volumes of slabs to generate receivables in each quarter in an aggregate face amount equal to 2 times the scheduled quarterly debt service (principal and interest) of the New SENs. The selling price of steel slabs to Mitsubishi Corporation or other customer for any quarter is derived from a formula based on the market price.

     In August 1999, the Mexican Operating Subsidiary entered into a long-term slab supply agreement commencing in January 2001, with a local customer APM S.A. de C.V. (now IMSA-MEX, S.A. de C.V.), whereby the customer will purchase 75% of its total slab requirements at 99% of the weighted average FOB Stowed base price for Mexican Operating Subsidiary's non-affiliated customers plus the quality extras. Under this contract the Mexican Subsidiary shipped approximately 0.817 million tones in 2002 and approximately 1.012 million tones in 2003.

     On March 27, 1996, the Mexican Operating Subsidiary entered into an agreement for the period to December 31, 2005, with Pemex Gas y Petroquimica Basica ("Pemex") to purchase natural gas. On February 8, 2001, the Company's Mexican Subsidiary entered into a three year agreement for the period January 1, 2001 to December 31, 2003, with Pemex to purchase 25,350 Gcal per day of natural gas at a fixed price of $4 per mmbtu excluding transportation charges. During 2004 the Mexican Operating Subsidiary will consume approximately 39,000 Gcal per day of natural gas to be invoiced by Pemex at the prevailing market price applied for each month.

     Pursuant to its agreement with ISCOTT, the Company was required to offer new shares representing 40% of its Trinidadian Operating Subsidiary's total issued share capital in a public offering to Trinidadian and Tobagonian nationals and locally controlled corporations by June 30, 1998. The Agreement also provides that such offering must be made at a fair price and on such other terms to be negotiated, and in default of agreement, by the Trinidad and Tobago Stock Exchange (TTSE). The Government extended the deadline to make the offering in the second half of 2000 and has also agreed in principle, as an alternative arrangement, to allow the shares of Ispat International to be listed and offered on the TTSE. The Company is currently working with the Government to resolve the requirement.

     In September 2002, the Trinidadian Operating Subsidiary in agreed with the National Gas Company of Trinidad and Tobago Limited ('NGC') to pay outstanding amounts for gas supplied whereby they paid to NGC approximately $5 in 2002 and approximately $19 in 2003 and agreed to pay $10 in monthly installments in 2004 towards the outstanding balance including interest. The Trinidadian Operating Subsidiary further agreed to accelerate certain of these payments to NGC in the event of increased cash flow under a variable factor method.

     The Trinidadian Operating Subsidiary had an agreement with a third party to purchase between 2.5 and 4.5 million metric tons of direct reduction iron ore pellets annually, for ten years, on a take or pay basis. In 2002 the parties reached an agreement to replace the remainder of the contract with annually negotiated purchase agreements and entered into an agreement for the purchase of
2.5 million metric tons of direct reduction iron ore pellets between January 1, 2002 and February 28, 2003. The Trinidadian Operating Subsidiary entered into a subsequent agreement for the purchase of 3.0 million metric tons of direct reduction iron ore pellets between March 1, 2003 and February 29, 2004. It is anticipated that in 2004 a further annual purchase agreement will be negotiated.

ASSET RETIREMENT OBLIGATIONS
     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement establishes standards for accounting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted the Standard during the first quarter of 2003. SFAS 143 requires that the Company record the fair value of a legal liability for an asset retirement obligation ("ARO") in the period in which it is incurred and capitalize the ARO by increasing the carrying amount of the related asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. The Company adopted the provisions of SFAS No. 143 on January 1, 2003. Based on analysis the Company has performed, it has been determined that there are two assets for which an asset retirement obligation must be recorded.

The first asset is the Company's Minorca Mine at Ispat Inland. The Minorca Mine, through the Environmental Impact Statement (EIS) process, does have a reclamation plan on file with the state of Minnesota. Each year the Minorca Mine is required by the Minnesota Department of Natural Resources (MDNR) to submit an annual mining and reclamation summary for the year just completed and to provide mining and reclamation plans for the coming year. When possible the Minorca Mine reclaims abandoned areas on a yearly basis. By doing this, the mine keeps up with the reclamation to avoid a huge cost at the end of the mine life. Each fall the MDNR conducts a field review of prior reclamation work, to point out deficiencies that need to be corrected. A complete environmental site assessment was done in 1996. The Minnesota Pollution Control Agency conducted a multi-media inspection of the entire property with no violations. Currently, Ispat Inland Mining Company is in compliance with all environmental standards and therefore, the Company expects little or no environmental remediation at the time of closure of the mine. As of December 31, 2003, the estimated total future reclamation costs have a fair value of $18 with an estimated potential reserve of 40,044,000 gross tons of pellets.

The second asset retirement obligation relates to the removal costs of the manufacturing facilities and remediation at the site property at Ispat Hamburg. Under the terms of the lease agreement, Ispat Hamburg will be responsible for removal and remediation costs for the factory land at the end of its lease in 2013. At Ispat Europe, there was a provision of $11 for retirement obligations on the same asset but not calculated in accordance with the provisions of SFAS 143 which was reversed on adoption of SFAS 143.

The cumulative impact of adopting SFAS 143, is an increase in assets and liabilities of $9 and $19, respectively. Accordingly, a cumulative post-tax gain of $1 is reflected on the Consolidated Statement of Income as a Cumulative Effect of change in Accounting Principle.

Changes in the liability for asset retirement obligations during 2003 consisted of the following:


                                                                                                         Total
                                                                                                         ------
Balance as of January 1, 2003
- Liability calculated as per SFAS 143..............................................................        $17
- Provision for the liability created in previous years at Ispat Europe.............................         11
Liabilities incurred................................................................................          1
Reversal of provision not required..................................................................       (11)
Translation adjustment..............................................................................          2
                                                                                                         ------
Balance as of  December 31, 2003....................................................................     $   20
                                                                                                         ======

     The asset retirement obligation liability balances as if SFAS No. 143 had been adopted on January 1, 2001 (instead of January 1, 2003) were as follows:

                                                                                                           2002               2003
                                                                                                           ----               ----
Liability for asset retirement obligations at beginning of period...................................        $15                $17
Liability for asset retirement obligations at end of period.........................................         17                 20


     In 2003, the cumulative effect of change in accounting principle from the application of SFAS 143 was as follows:


                                                                                                                             Total
                                                                                                                             -----
Cumulative retirement obligation arising from application of SFAS 143...............................                           $10
Provision previously recognized at Ispat Europe for the asset retirement obligation.................                           (11)
                                                                                                                            -------
Cumulative gain effect of change in Accounting Principle............................................                        $   (1)
                                                                                                                            =======


NOTE 16: CONTINGENCIES

     In the ordinary course of its business, the Company is party to various legal actions.

     The U.S. Operating Subsidiary is involved in various environmental and other administrative or judicial actions initiated by governmental agencies. While it is not possible to predict the results of these matters, the U.S. Operating Subsidiary does not believe environmental expenditures, excluding amounts that may be required in connection with the 1993 Consent Decree in the 1990 Environmental Protection Agency ('EPA') lawsuit, will materially affect the results of operations or financial position. Corrective actions relating to the EPA Consent Decree may require significant expenditures over the next several years that may be material to the results of operations, the financial position and the liquidity of the Company. At December 31, 2003, the reserves for environmental liabilities totaled $28, $22 of which is related to the sediment remediation under the 1993 EPA Consent Decree. These amounts were unchanged from those outstanding at December 31, 2002.

     In October 1996 the U.S. Operating Subsidiary was identified as a potentially responsible party due to alleged releases of hazardous substances from its Indiana Harbor Works facility and was notified of the Natural Resource Damages Act (NRDA) Trustees' intent to perform an environmental assessment on the Grand Calumet River and Indiana Harbor Canal System. A form of Consent Decree has been negotiated and the U.S. Operating Subsidiary currently believes it will be approved by the appropriate court in the first half of 2004 under which the U.S. Operating Subsidiary would pay approximately $1.5 in the first year and approximately $1.7 in each of the four years thereafter, for a total of approximately $8.2. The U.S. Operating Subsidiary has also incurred approximately $0.5 in costs related to this matter which will be payable within 30 days of the Consent Decree. Although the U.S. Operating Subsidiary has implemented an accounting reserve on this matter for approximately $8.7, the U.S. Operating Subsidiary currently believes that, as a result of related ongoing negotiations with the EPA, the U.S. Operating Subsidiary will be able to reduce the amount of a separate $28 environmental reserve established concerning the U.S. Operating Subsidiary's 1993 environmental Consent Decree by $7 - $9. Until such time as the matter is finally resolved, it is not possible to accurately predict, beyond the currently established reserve, the amount of the U.S. Operating Subsidiary's potential liability or whether this potential liability could materially affect the U.S. Operating Subsidiary's financial position.

     On July 2, 2002 the U.S. Operating Subsidiary received a notice of violation ("NOV") issued by the U.S. Environmental Protection Agency against the Company, Indiana Harbor Coke Company, L.P. ("IHCC") and Cokenergy, Inc., alleging violations of air quality and permitting regulations for emissions from the Heat Recovery Coal Carbonization facility which is operated by IHCC. An amended NOV stating similar allegations was issued on August 8, 2002. Although the U.S. Operating Subsidiary currently believes that its liability with respect to this matter will be minimal, the U.S. Operating Subsidiary could be found liable for violations and this potential liability could materially affect the financial position of the U.S. Operating Subsidiary.

     The U.S. Operating Subsidiary is anticipated to make capital expenditures of $2 to $5 annually in each of the next five years for construction, and have ongoing annual expenditures (non-capital) of $35 to $40 for the operation of air and water pollution control facilities to comply with current federal state and local laws and regulations.

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

     In December 2001, the Trinidadian Operating Subsidiary settled arbitration proceedings with respect to a scrap supply contract. This amounted to $21 of which $16 was paid in cash and the balance of $5 is being paid in twelve quarterly installments which started on March 31, 2002. No interest is to accrue on the remaining balance unless the remaining installments are not paid when due. During 2002 a claim by a third party for alleged entitlement to the settlement monies was the subject of separate proceedings in Trinidad which have been settled without any additional liability on the Company.

     On March 5, 2002, as a result of an investigation under Section 201 of U.S. trade laws, U.S. imposed tariffs on imports into the United States of numerous steel products. These remedies included 30% tariff rate increases for hot-rolled sheet, cold-rolled sheet, coated sheet, and hot-rolled bar with the rates declining to 24% in year two and 18% in year three. The Section 201 remedy allowed Ispat Inland to increase U.S. prices for some of the covered products, benefiting the U.S. Operating Subsidiary's financial position.

     Several foreign supplying countries challenged the U.S.'s action through the dispute resolution procedures of the World Trade Organisation ("WTO"), and on November 11, 2003 the WTO issued a final ruling against the Section 201 remedy. The EU and Japan announced that they would impose retaliatory tariffs on a wide range of products if the United States did not repeal the Section 201 tariffs. Following the issuance of a mid-term review of the Section 201 program, the President ended the Section 201 program on December 4, 2003, finding that the domestic steel industry's increased productivity, decreased production costs, and new labor agreements demonstrate that the industry has made sufficient progress in its restructuring efforts.

     On December 13, 2003, in response to the elimination of the U.S. Section 201 tariffs, the EU repealed duties on steel products from the United States. In response to the Section 201 tariffs, the EU had imposed quotas on several hot-rolled and cold-rolled steel products in September 2002, with tariffs ranging from 15.7 to 23.4% on imports above quota levels. Canada initiated its own steel safeguard proceedings in response to the U.S. Section 201 tariffs, but it did not impose tariffs against steel imports, citing WTO compliance issues and NAFTA market distortion concerns.

     Twice, in 2000 and 2002, U.S. petitioners sought to have antidumping and countervailing duties assessed against cold-rolled imports from 12 countries and 20 countries, respectively. Both times, the U.S. International Trade Commission ("ITC") issued negative final injury determinations, effectively terminating the investigations. U.S. petitioners appealed the 2000 ITC decision to the U.S. Court of International Trade ("CIT"), which remanded that decision to the ITC on October 28, 2003. The ITC is expected to issue its revised findings by March 31, 2004. U.S. petitioners have appealed the 2002 ITC decision to the CIT, while some of the respondents have raised on appeal issues relating to the final tariff margin determinations of the U.S. Department of Commerce ("Commerce") in that investigation. Also, in May of 2004, the U.S. government - Commerce and the ITC -- will begin a review of existing countervailing duty and antidumping orders against hot-rolled carbon steel flat products from Brazil, Japan and Russia that could result in the orders' termination. These events could have a modestly negative impact on the financial condition of the Company's U.S. subsidiary.

     In 2002, U.S. trade agencies also made affirmative determinations under U.S. anti-dumping and countervailing duty ("CVD") laws for steel wire rod. The Operating Subsidiaries in Trinidad, Canada and Europe and certain of the operating companies under the European Operating Subsidiary were required to post bonds on their exports to the U.S. in 2001, and in 2002 final dumping and CVD margins were issued. For the Trinidadian Operating Subsidiary, the margins are 11.40% and 0% respectively which entitles the company to receive a refund of the CVD already paid. No margins were assessed against the operating companies under the European Operating Subsidiary since the investigation was terminated as to Germany following a finding of "negligibility" in the German AD case. For the Canadian Operating Subsidiary, the AD and CVD margins were 2.54% and 6.61%, respectively. On November 3, 2003, following a joint request from U.S. producers and the Canadian Operating Subsidiary, the U.S. Department of Commerce initiated a changed circumstances review of the countervailing duty order on carbon and certain alloy steel wire rod from Canada. As a result the Department of Commerce revoked the countervailing duty order on January 23, 2004 and will instruct U.S. Customs to refund all countervailing duty deposits made by the Canadian Operating Subsidiary on or after February 8, 2002.

     In April 2002, the U.S. Department of Commerce issued preliminary anti-dumping duty margins against cold-rolled imports from 20 countries. However, in late 2002 the U.S. ITC issued negative final injury determinations against all 20 countries, terminating the investigations and eliminating the duties. The effect on the U.S. Operating Subsidiary is likely to be somewhat negative. The U.S. petitioners have appealed the decision to the U.S. Court of International Trade ("CIT"). The CIT remanded the final determinations to the ITC on October 28, 2003. The ITC must issue its revised findings by March 31, 2004.

     Under the U.S. Continued Dumping and Subsidy Offset Act of 2000 ("CDSOA"), commonly known as the "Byrd Amendment," the U.S. Operating Subsidiary was awarded approximately $1.2 million in collected customs duties for FY 2002, based on its participation in or support for various U.S. AD and CVD cases. The payment is based on "qualifying expenditures" and is distributed to U.S. steel companies out of funds collected from foreign producers under AD and CVD orders. The U.S. Operating Subsidiary was scheduled to receive approximately $2 million under the CDSOA for FY 2003, but the funds have been withheld by U.S. Customs pending a resolution of the issue of whether "successor companies" can receive CDSOA distributions. On September 2, 2002, the WTO issued a final ruling condemning the CDSOA. In its ruling the WTO recommended that the U.S. repeal the Byrd Amendment in order to comply with its findings. The U.S. government has appealed the decision, but the future of the CDSOA and offset distributions is questionable.

     While several of the developments described above may be expected to benefit certain subsidiaries of the Company, there can be no assurance that potential benefits will ultimately accrue because of WTO challenges, exclusion requests, and various economic uncertainties.

     The European Commission has raised claims of (euro) 47 million for repayment by DSG Dradenauer Stahlgesellschaft mbH ('DSG') of loan amounts alleged to qualify as improper subsidies from the City of Hamburg. These subsidies are claimed to be contradictory to the European Commission's rulings on competitive markets in the steel industry and the European Commission has initiated legal action to settle the matter. In April 2002, the European Court of Justice decided that the loan was an unauthorized subsidy under the EC law. DSG has stated that the loan is fully repaid. The court in Hamburg, Germany has confirmed the position of DSG. An appeal is now pending in the German courts and a decision is expected in March 2004. The Company cannot predict the final outcome of these proceedings. In August 2002, DSG was sold and consequently is no longer a subsidiary of the Company.

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

     In May 2003 the Irish Government commenced proceedings against the Mexican Operating Subsidiary and the Company, claiming certain environmental cleanup costs relating to the site of Irish Ispat Limited, which was closed in 2001 (see
Note 1). The Irish Government has not yet served its Statement of Claim. The Company is currently unable to assess the amount, if any, of the Mexican Operating Subsidiary's or the Company's liability.

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

     In September 2003, the owners of a bulk cargo vessel commenced arbitration proceedings against our Trinidadian Operating Subsidiary and an affiliate in connection with the loss of the vessel which had been chartered by the affiliate to carry a cargo of DRI from Trinidad to Indonesia. No specific claim has been made at the current time against our Trinidadian Operating Subsidiary. The Company is unable to estimate the amount of liability, if any, of our Trinidadian Operating Subsidiary.

NOTE 17: SEGMENT AND GEOGRAPHIC INFORMATION

     The management considers the Company's steel operation to be a single business segment. As the Company has no operations in its home country of the Netherlands, all of its sales are considered to be foreign sales. Annual sales to any individual customer did not exceed 10% of total sales in any of the periods presented.

     Information with respect to the Company's operations in different geographic areas is as follows:


                                                  ---------------------------------------------    --------------------------------
                                                                   Americas                                     Europe

                                                     U.S.      Mexico      Canada      Trinidad    France       Germany     Ireland

Year ended December 31, 2001
Sales to unaffiliated customers                   $ 2,212       $ 534       $ 503         $ 103     $ 535         $ 582         $17
Net sales                                           2,143         481         479           285       508           620          17
Operating income                                    (127)        (49)          21          (11)        15            31         (2)
Total assets at December 31, 2001                   3,080       1,480         857           528       266           327           -
Depreciation                                          104          21          19            18         6             5           1
Capital expenditures                                   29          22          13             9        15            10


Year ended December 31, 2002
Sales to unaffiliated customers                   $ 2,388       $ 588       $ 557         $ 129     $ 618         $ 609         $ -
Net sales                                           2,316         654         534           322       598           673           -
Operating income                                       33          57          41            18        38           (7)           -
Total assets at December 31, 2002                   3,162       1,449         883           523       451           377           -
Depreciation                                           99          21          20            19         7             7           -
Capital expenditures                                   52           9          14             6        10            16           -


Year ended December 31, 2003
Sales to unaffiliated customers                   $ 2,340       $ 868       $ 591         $ 238     $ 642         $ 719         $ -
Net sales                                           2,268         846         560           208       608           661           -
Operating income                                      (4)          86           1            50      (26)            52           -
Total assets at December 31, 2003                   3,183       1,458         971           492       427           658           -
Depreciation                                           97          22          24            20        10             7           -
Capital expenditures                                  111          15           8             8         6            16           -







                                                             Others & Consolidated
                                                         Eliminations
Year ended December 31, 2001
Sales to unaffiliated customers                               $ -          $ 4,486
Net sales                                                   (255)            4,278
Operating income                                             (72)            (194)
Total assets at December 31, 2001                         (1,225)            5,313
Depreciation                                                    3              177
Capital expenditures                                          (1)               97


Year ended December 31, 2002
Sales to unaffiliated customers                               $ -          $ 4,889
Net sales                                                   (451)            4,646
Operating income                                             (38)              142
Total assets at December 31, 2002                         (1,333)            5,512
Depreciation                                                    4              177
Capital expenditures                                            1              108


Year ended December 31, 2003
Sales to unaffiliated customers                              $ 43           $ 5,441
Net sales                                                      43            5,194
Operating income                                              (8)              151
Total assets at December 31, 2003                         (1,554)            5,635
Depreciation                                                    3              183
Capital expenditures                                            -              164

NOTE 18: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

The senior notes issued by Ispat Europe will be jointly, severally, fully and unconditionally guaranteed on a senior basis by Ispat International, Ispat Germany GmbH, Ispat Hamburger Stahlwerke GmbH, Ispat Stahlwerk Ruhrort GmbH and Ispat Walzdraht Hochfeld GmbH. Presented below is condensed consolidating financial information for:

-    Ispat International on a parent company only basis;
-    Ispat Europe, on a parent company only basis;
- Ispat Europe's guarantor subsidiaries, Ispat Germany GmbH, Ispat Hamburger Stahlwerke GmbH, Ispat Stahlwerk Ruhrort GmbH and Ispat Walzdraht Hochfeld GmbH on a combined basis;
-    Ispat Europe's non-guarantor subsidiary, Ispat Unimetal;
-    Ispat Europe eliminations; and
-    Ispat Europe consolidated;
-    Ispat International's non-guarantor subsidiaries, on a combined basis;
-    Ispat International eliminations; and
-    Ispat International and subsidiaries consolidated.

Ispat Europe has no business operation of its own. Accordingly, it can only pay dividends or distributions to the extent it is able to arrange a distribution from its subsidiaries, recognize gain from the sale of its assets or records share premium from the issuance of common shares. Ispat Europe's operating subsidiaries are subject to certain restrictions under the terms of certain of their debt agreements for paying dividends. As a result, none of Ispat Europe's retained earnings are free of restriction for the payment of dividends as at December 31, 2003.


Condensed consolidating statements of income for the year ended December 31, 2001


                                                                                         Ispat Europe - Issuer Subsidiary



                                                                             Ispat             Ispat           Ispat
                                                                         International -      Europe          Europe
                                                                             Parent          - Parent      - Subsidiary
                                                                             Company          Company        Guarantors
                                                                       ------------------  ----------------------------------
Net sales                                                                            $ -        $  -           $ 630
Costs and expenses:
            Cost of sales (exclusive of depreciation shown separately                  -           -             562
            below)
            Depreciation                                                               -           -               5
            Selling, general and administrative                                        6           -              34
            Other operating expense                                                    -           -               -
-----------------------------------------------------------------------------------------------------------------------------
                            Operating income                                          (6)                         29
Equity in earnings of subsidiaries                                                  (306)         33               -
Other income (expense) - net                                                           -           -               2
Financing costs:
            Net interest income (expense)                                              -         (12)             (2)
            Net gain (loss) from foreign exchange                                      -           -               -
-----------------------------------------------------------------------------------------------------------------------------
                            Income before taxes                                     (312)         21              29

Income tax (benefit) expense:
            Current                                                                    -           -               3
            Deferred                                                                   -           -              (1)
-----------------------------------------------------------------------------------------------------------------------------
                              Net income                                         $  (312)       $ 21           $  27
-----------------------------------------------------------------------------------------------------------------------------





                                                                          Ispat
                                                                          Europe
                                                                         - Non -         Ispat             Ispat
                                                                         Guarantor      Europe -          Europe -
                                                                        Subsidiary    Eliminations      Consolidated
                                                                       ------------------------------------------------
Net sales                                                                 $ 552          $  (38)            $ 1,144
Costs and expenses:
            Cost of sales (exclusive of depreciation shown separately       492             (29)              1,025
            below)
            Depreciation                                                      6               8                  19
            Selling, general and administrative                              36              (8)                 62
            Other operating expense                                           -               -                   -
-------------------------------------------------------------------------------------------------------------------------
                            Operating income                                 18              (9)                 38
Equity in earnings of subsidiaries                                            -             (33)                  -
Other income (expense) - net                                                  -               -                   2
Financing costs:
            Net interest income (expense)                                    (2)              -                 (16)
            Net gain (loss) from foreign exchange                             -               -                   -
-------------------------------------------------------------------------------------------------------------------------
                            Income before taxes                              16             (42)                 24

Income tax (benefit) expense:
            Current                                                           1               -                   4
            Deferred                                                          -               -                  (1)
-------------------------------------------------------------------------------------------------------------------------
                              Net income                                  $  15          $  (42)            $    21
-------------------------------------------------------------------------------------------------------------------------




                                                                            Ispat
                                                                         International      Ispat
                                                                           - Non-        International          Ispat
                                                                          guarantor            -            International -
                                                                         Subsidiaries     Eliminations       Consolidated
                                                                       ---------------- ----------------- ---------------------
Net sales                                                                   $ 3,631           $  (289)            $ 4,486
Costs and expenses:
            Cost of sales (exclusive of depreciation shown separately         3,517              (269)              4,273
            below)
            Depreciation                                                        189                 8                 216
            Selling, general and administrative                                  91                (4)                155
            Other operating expense                                               -                36                  36
-------------------------------------------------------------------------------------------------------------------------------
                            Operating income                                   (166)              (60)               (194)
Equity in earnings of subsidiaries                                                -               306                   -
Other income (expense) - net                                                    253              (242)                  13
Financing costs:
            Net interest income (expense)                                      (212)                -                (228)
            Net gain (loss) from foreign exchange                              (126)              117                  (9)
-------------------------------------------------------------------------------------------------------------------------------
                            Income before taxes                                                   121                (418)
                                                                               (251)
Income tax (benefit) expense:
            Current                                                               4                 -                   8
            Deferred                                                           (115)                2                (114)
-------------------------------------------------------------------------------------------------------------------------------
                              Net income                                    $  (140)          $   119             $  (312)
-------------------------------------------------------------------------------------------------------------------------------




Condensed consolidating statements of comprehensive income for the year ended December 31, 2001


                                                                                         Ispat Europe - Issuer Subsidiary



                                                                             Ispat             Ispat           Ispat
                                                                         International -      Europe          Europe
                                                                             Parent          - Parent      - Subsidiary
                                                                             Company          Company        Guarantors
                                                                       ------------------  ---------------------------------
Net income                                                                       $  (312)       $ 21            $ 27
Other comprehensive income (loss)                                                   (241)          -              (7)
----------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                             $  (553)       $ 21            $ 20
----------------------------------------------------------------------------------------------------------------------------



                                                                         Ispat
                                                                         Europe
                                                                        - Non -         Ispat             Ispat
                                                                        Guarantor      Europe -          Europe -
                                                                       Subsidiary    Eliminations      Consolidated
                                                                       -----------------------------------------------
Net income                                                                $ 15          $  (42)            $    21
Other comprehensive income (loss)                                           (4)              -                 (11)
------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                      $ 11          $  (42)             $    10
------------------------------------------------------------------------------------------------------------------------



                                                                            Ispat
                                                                         International      Ispat
                                                                           - Non-        International          Ispat
                                                                          guarantor            -            International -
                                                                         Subsidiaries     Eliminations       Consolidated
                                                                       ---------------- ----------------- ---------------------
Net income                                                                  $  (140)          $   119             $  (312)
Other comprehensive income (loss)                                              (230)              241                (241)
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                        $  (370)          $   360             $  (553)
-------------------------------------------------------------------------------------------------------------------------------


Condensed consolidating statements of cash flows for the year ended December 31, 2001


                                                                                               Ispat Europe - Issuer Subsidiary
                                                                                          ------------------------------------------


                                                                             Ispat             Ispat           Ispat
                                                                         International -      Europe          Europe
                                                                             Parent          - Parent      - Subsidiary
                                                                             Company          Company        Guarantors
                                                                       ------------------  --------------------------------
Net cash provided by operating activities                                        $     8        $ 15            $ 54
---------------------------------------------------------------------------------------------------------------------------

Investing activities:
            Purchases of property, plant and equipment                                 -           -             (10)
            Proceeds from sale of investment  including affiliates and                 -           -              36
            joint ventures
            Investment in affiliates and joint ventures                              (13)          -               -
            Other                                                                      -           -               -
---------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                                     (13)          -              26
---------------------------------------------------------------------------------------------------------------------------

Financing activities:
            Proceeds from payable to banks                                             -           -               -
            Proceeds from long-term debt                                               -         125               -
            Proceeds from long-term debt payable to affiliated                         -          10               -
            Payments of payable to banks                                               -           -             (43)
            Payments of long-term debt payable to unrelated parties                    -         (13)            (36)
            Payments of long-term debt payable to affiliated                           -         (13)              -
            Purchase of treasury stock                                                (1)          -               -
            Sale of treasury stock                                                     5           -               -
            Dividends                                                                  -        (122)              -
            Issue of  share capital - net                                              -           -               -
---------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                                  4         (13)            (79)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                  (1)          2               1
---------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                -          (2)              2
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
            At the beginning of the year                                               1           -              14
---------------------------------------------------------------------------------------------------------------------------
            At the end of the year                                               $     -        $  -            $ 17
---------------------------------------------------------------------------------------------------------------------------





                                                                         Ispat
                                                                         Europe
                                                                        - Non -         Ispat             Ispat
                                                                        Guarantor      Europe -          Europe -
                                                                       Subsidiary    Eliminations      Consolidated
                                                                       -----------------------------------------------
Net cash provided by operating activities                                  $ 3          $   (3)             $    69
----------------------------------------------------------------------------------------------------------------------

Investing activities:
            Purchases of property, plant and equipment                     (15)              -                (25)
            Proceeds from sale of investment  including affiliates and       -               -                  36
            joint ventures
            Investment in affiliates and joint ventures                      -               -                   -
            Other                                                            -               -                   -
----------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                           (15)              -                  11
----------------------------------------------------------------------------------------------------------------------

Financing activities:
            Proceeds from payable to banks                                  12               -                  12
            Proceeds from long-term debt                                     -               -                 125
            Proceeds from long-term debt payable to affiliated               -             (10)                   -
            Payments of payable to banks                                     -               -                (43)
            Payments of long-term debt payable to unrelated parties          -               -                (49)
            Payments of long-term debt payable to affiliated                 -              13                   -
            Purchase of treasury stock                                       -               -                   -
            Sale of treasury stock                                           -               -                   -
            Dividends                                                        -               -               (122)
            Issue of  share capital - net                                    -               -                   -
----------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                       12               3                (77)
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                         -               -                  3
----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                     (1)              -                 (1)
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
            At the beginning of the year                                     5               -                  19
----------------------------------------------------------------------------------------------------------------------
            At the end of the year                                        $  4          $    -             $    21
----------------------------------------------------------------------------------------------------------------------





                                                                            Ispat
                                                                         International      Ispat
                                                                           - Non-        International          Ispat
                                                                          guarantor            -            International -
                                                                         Subsidiaries     Eliminations       Consolidated
                                                                       ---------------- ----------------- ---------------------
Net cash provided by operating activities                                     $ (12)            $ (25)            $    40
-------------------------------------------------------------------------------------------------------------------------------

Investing activities:
            Purchases of property, plant and equipment                         (86)                14                 (97)
            Proceeds from sale of investment  including affiliates and           18              (17)                  37
            joint ventures
            Investment in affiliates and joint ventures                       (221)               242                   8
            Other                                                                 4                 -                   4
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                              (285)               239                 (48)
-------------------------------------------------------------------------------------------------------------------------------

Financing activities:
            Proceeds from payable to banks                                    2,404                 -               2,416
            Proceeds from long-term debt                                         14              (14)                 125
            Proceeds from long-term debt payable to affiliated                   173             (173)                  -
            Payments of payable to banks                                    (2,375)                 -              (2,418)
            Payments of long-term debt payable to unrelated parties           (211)                10                (250)
            Payments of long-term debt payable to affiliated                   (17)                17                   -
            Purchase of treasury stock                                            -                 -                  (1)
            Sale of treasury stock                                                -                 -                   5
            Dividends                                                          (65)               187                   -
            Issue of  share capital - net                                       240             (240)                   -
-------------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                           163             (213)                (123)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                          (134)                 1                (131)
-------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                           4               (1)                  2
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
            At the beginning of the year                                        194                 -                 214
-------------------------------------------------------------------------------------------------------------------------------
            At the end of the year                                          $    64           $     -             $    85
-------------------------------------------------------------------------------------------------------------------------------




Condensed consolidating balance sheets as of December 31, 2002


                                                                                               Ispat Europe - Issuer Subsidiary
                                                                                           -----------------------------------------


                                                                             Ispat             Ispat           Ispat
                                                                         International -      Europe          Europe
                                                                             Parent          - Parent      - Subsidiary
                                                                             Company          Company        Guarantors
                                                                       ------------------  ---------------------------------
Assets
Current assets:
            Cash and cash equivalents                                                $ -        $  -            $ 21
            Trade accounts receivable                                                  -           -              67
            Inventories                                                                -           -              86
            Other current assets                                                      95          16             113

----------------------------------------------------------------------------------------------------------------------------
            Total current assets                                                      95          16             287
Property, plant and equipment - net                                                    -           -             112
Investments in affiliates                                                            359         367              11
Other assets                                                                           3           6              15
----------------------------------------------------------------------------------------------------------------------------
            Total assets                                                         $   457        $389            $425
----------------------------------------------------------------------------------------------------------------------------

            Liabilities and shareholders' equity
            Current liabilities:
            Payable to banks and current portion of long-term debt                   $ -        $  4            $ 16
            Trade accounts payable                                                     -           -              92
            Accrued expenses and other current liabilities                           304          71              60
----------------------------------------------------------------------------------------------------------------------------
            Total current liabilities                                                304          75             168
Long-term debt                                                                         -         129               -
Deferred employee benefits                                                             -           -              30
Other long-term obligations                                                           25           1              21

-----------------------------------------------------------------------------------------  ---------------------------------
            Total liabilities                                                        329         205             219
                            Shareholders' equity
                                                                                     128         184             206
            Total liabilities and shareholders' equity                           $   457        $389            $425
----------------------------------------------------------------------------------------------------------------------------




                                                                            Ispat
                                                                            Europe
                                                                           - Non -         Ispat             Ispat
                                                                           Guarantor      Europe -          Europe -
                                                                          Subsidiary    Eliminations      Consolidated
                                                                       --------------------------------------------------
Assets
Current assets:
            Cash and cash equivalents                                        $ 12          $    -             $    33
            Trade accounts receivable                                          71               -                 138
            Inventories                                                       123               -                 209
            Other current assets                                               19             (86)                 62

---------------------------------------------------------------------------------------------------------------------------
            Total current assets                                              225             (86)                442
Property, plant and equipment - net                                            92               -                 204
Investments in affiliates                                                       -            (367)                 11
Other assets                                                                    2               -                  23
---------------------------------------------------------------------------------------------------------------------------
            Total assets                                                     $319          $ (453)            $   680
---------------------------------------------------------------------------------------------------------------------------

              Liabilities and shareholders' equity
Current liabilities:
            Payable to banks and current portion of long-term debt           $ 26             $ -             $    46
            Trade accounts payable                                            102               -                 194
            Accrued expenses and other current liabilities                     63             (72)                122
---------------------------------------------------------------------------------------------------------------------------
            Total current liabilities                                         191             (72)                362
Long-term debt                                                                  1               -                 130
Deferred employee benefits                                                     48               -                  78
Other long-term obligations                                                    30             (14)                 38

--------------------------------------------------------------------------------------------------------------------------
            Total liabilities                                                 270             (86)                608
                            Shareholders' equity
                                                                               49            (367)                 72
            Total liabilities and shareholders' equity                       $319          $ (453)             $  680
---------------------------------------------------------------------------------------------------------------------------





                                                                            Ispat
                                                                         International      Ispat
                                                                           - Non-        International          Ispat
                                                                          guarantor            -            International -
                                                                         Subsidiaries     Eliminations       Consolidated
                                                                       ---------------- ----------------- ---------------------
Assets
Current assets:
            Cash and cash equivalents                                       $    44           $     -             $    77
            Trade accounts receivable                                           391                 -                 529
            Inventories                                                         681               (17)                873
            Other current assets                                              2,068            (2,092)                133

-------------------------------------------------------------------------------------------------------------------------------
            Total current assets                                              3,184            (2,109)              1,612
Property, plant and equipment - net                                           2,831                 -               3,035
Investments in affiliates                                                       246              (359)                257
Other assets                                                                    601               (19)                608
-------------------------------------------------------------------------------------------------------------------------------
            Total assets                                                    $ 6,862           $(2,487)            $ 5,512
-------------------------------------------------------------------------------------------------------------------------------

              Liabilities and shareholders' equity
Current liabilities:
            Payable to banks and current portion of long-term debt             $216               $ -               $ 262
            Trade accounts payable                                              413                 -                 607
            Accrued expenses and other current liabilities                      488              (509)                405
-------------------------------------------------------------------------------------------------------------------------------
            Total current liabilities                                         1,117              (509)              1,274
Long-term debt                                                                1,892                 -               2,022
Deferred employee benefits                                                    1,803                 -               1,881
Other long-term obligations                                                     144                 -                 207

---------------------------------------------------------------------------------------- ---------------- ---------------------
            Total liabilities                                                 4,956              (509)              5,384
                            Shareholders' equity
                                                                              1,906            (1,978)                128
            Total liabilities and shareholders' equity                      $ 6,862          $ (2,487)            $ 5,512
-------------------------------------------------------------------------------------------------------------------------------




Condensed consolidating statements of income for the year ended December 31, 2002

                                                                                         Ispat Europe - Issuer Subsidiary



                                                                             Ispat             Ispat           Ispat
                                                                         International -      Europe          Europe
                                                                             Parent          - Parent      - Subsidiary
                                                                             Company          Company        Guarantors
                                                                       ------------------  ----------------------------------
Net sales                                                                        $     -        $  -           $ 688
Costs and expenses:
            Cost of sales (exclusive of depreciation shown separately                  4           2             609
            below)
            Depreciation                                                               -           -               7
            Selling, general and administrative                                        7           2              35
            Other operating expense                                                    -           -               -
-----------------------------------------------------------------------------------------------------------------------------
Operating income                                                                     (11)         (4)             37
Equity in earnings of subsidiaries                                                    59          26               -
Other income (expense) - net                                                           -           -               3
Financing costs:
            Net interest income (expense)                                              1         (16)             (1)
            Net gain (loss) from foreign exchange                                      -           -               -
-----------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                                   49           6              39
Income tax (benefit) expense:
            Current                                                                    -           -               3
            Deferred                                                                   -           -               4
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss) before extraordinary income                                         49           6              32
            Extraordinary gain                                                         -           -               -
-----------------------------------------------------------------------------------------------------------------------------
                             Net income (loss)                                   $    49        $  6            $ 32
-----------------------------------------------------------------------------------------------------------------------------





                                                                            Europe
                                                                           - Non -         Ispat             Ispat
                                                                           Guarantor      Europe -          Europe -
                                                                          Subsidiary    Eliminations      Consolidated
                                                                       --------------------------------------------------
Net sales                                                                   $ 574          $  (43)            $ 1,219
Costs and expenses:
            Cost of sales (exclusive of depreciation shown separately         530             (36)              1,105
            below)
            Depreciation                                                        7                                  14
            Selling, general and administrative                                39              (7)                 69
            Other operating expense                                             -               -                   -
---------------------------------------------------------------------------------------------------------------------------
Operating income                                                               (2)              -                  31
Equity in earnings of subsidiaries                                              -             (26)                  -
Other income (expense) - net                                                    -               -                   3
Financing costs:
            Net interest income (expense)                                      (1)              -                 (18)
            Net gain (loss) from foreign exchange                              (1)              -                  (1)
---------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                            (4)            (26)                 15
Income tax (benefit) expense:
            Current                                                             2               -                   5
            Deferred                                                            -               -                   4
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) before extraordinary income                                  (6)            (26)                  6
            Extraordinary gain                                                  -               -                   -
---------------------------------------------------------------------------------------------------------------------------
                             Net income (loss)                               $ (6)         $  (26)            $     6
---------------------------------------------------------------------------------------------------------------------------




                                                                             Ispat
                                                                           International      Ispat
                                                                             - Non-        International          Ispat
                                                                            guarantor            -            International -
                                                                           Subsidiaries     Eliminations       Consolidated
                                                                         ---------------- ----------------- ---------------------
Net sales                                                                     $ 4,105           $  (435)            $ 4,889
Costs and expenses:
            Cost of sales (exclusive of depreciation shown separately           3,654              (407)              4,356
            below)
            Depreciation                                                          163                 -                 177
            Selling, general and administrative                                    82                (6)                152
            Other operating expense                                                62                 -                  62
---------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                  144               (22)                142
Equity in earnings of subsidiaries                                                  -               (59)                  -
Other income (expense) - net                                                       18                (7)                 14
Financing costs:
            Net interest income (expense)                                        (185)               (1)               (203)
            Net gain (loss) from foreign exchange                                  27                (3)                 23
---------------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                                 4               (92)                (24)
Income tax (benefit) expense:
            Current                                                                13                 -                  18
            Deferred                                                              (76)                -                 (72)
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) before extraordinary income                                      67               (92)                 30
            Extraordinary gain                                                     19                 -                  19
---------------------------------------------------------------------------------------------------------------------------------
                             Net income (loss)                                $    86           $   (92)            $    49
---------------------------------------------------------------------------------------------------------------------------------



Condensed consolidating statements of comprehensive income for the year ended December 31, 2002


                                                                                       Ispat Europe - Issuer Subsidiary



                                                                             Ispat             Ispat           Ispat
                                                                         International -      Europe          Europe
                                                                             Parent          - Parent      - Subsidiary
                                                                             Company          Company        Guarantors
                                                                       ------------------  ---------------------------------
Net income                                                                       $    49         $ 6            $ 32
Other comprehensive income (loss)                                                      -         (28)             30
----------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                             $    49        $(22)           $ 62
----------------------------------------------------------------------------------------------------------------------------





                                                                         Europe
                                                                        - Non -         Ispat             Ispat
                                                                        Guarantor      Europe -          Europe -
                                                                       Subsidiary    Eliminations      Consolidated
                                                                       -----------------------------------------------
Net income                                                                $ (6)          $ (26)            $     6
Other comprehensive income (loss)                                           10               -                  12
----------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                      $  4          $  (26)            $    18
----------------------------------------------------------------------------------------------------------------------




                                                                            Ispat
                                                                       International      Ispat
                                                                         - Non-        International          Ispat
                                                                        guarantor            -            International -
                                                                       Subsidiaries     Eliminations       Consolidated
                                                                       -------------- ----------------- ---------------------
Net income                                                                $    86           $   (92)            $    49
Other comprehensive income (loss)                                            (279)                4                (263)
-----------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                      $  (193)          $   (88)            $  (214)
-----------------------------------------------------------------------------------------------------------------------------




Condensed consolidating statements of cash flows for the year ended December 31, 2002


                                                                                             Ispat Europe - Issuer Subsidiary
                                                                                 ---------------------------------------------------



                                                                             Ispat             Ispat           Ispat
                                                                         International -      Europe          Europe
                                                                             Parent          - Parent      - Subsidiary
                                                                             Company          Company        Guarantors
                                                                       ------------------  ----------------------------------
Net cash provided by operating activities                                        $    93        $ 16            $ 10
-----------------------------------------------------------------------------------------------------------------------------

Investing activities:
            Purchases of property, plant and equipment                                 -           -             (10)
            Proceeds from sale of investment  including affiliates and                 -           -               -
            joint ventures
            Investment in affiliates and joint ventures                              (98)          -               -
            Other                                                                      1           -               -
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                                     (97)          -             (10)
-----------------------------------------------------------------------------------------------------------------------------

Financing activities:
            Proceeds from payable to banks                                             -           -               3
            Proceeds from long-term debt                                               -           3               -
            Proceeds from long-term debt payable to affiliated                         -           -               -
            Payments of payable to banks                                               -           -               -
            Payments of long-term debt payable to unrelated parties                    -         (12)              -
            Payments of long-term debt payable to affiliated                           -          (7)              -
            Purchase of treasury stock                                                (1)          -               -
            Sale of treasury stock                                                     5           -               -
            Dividends                                                                  -           -               -
            Issue of  share capital - net                                              -           -               -
-----------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                                  4         (16)              3
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                   -           -               3

-----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                -           -               1
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
            At the beginning of the year                                               -           -              17
-----------------------------------------------------------------------------------------------------------------------------
            At the end of the year                                               $     -        $  -            $ 21
-----------------------------------------------------------------------------------------------------------------------------




                                                                          Ispat
                                                                          Europe
                                                                         - Non -         Ispat             Ispat
                                                                         Guarantor      Europe -          Europe -
                                                                        Subsidiary    Eliminations      Consolidated
                                                                       ------------------------------------------------  -
Net cash provided by operating activities                                  $ 19          $   (3)              $ 42
--------------------------------------------------------------------------------------------------------------------------

Investing activities:
            Purchases of property, plant and equipment                      (15)              -                 (25)
            Proceeds from sale of investment  including affiliates and        -               -                   -
            joint ventures
            Investment in affiliates and joint ventures                       -               -                   -
            Other                                                             1               3                   4
--------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                            (14)              3                 (21)
--------------------------------------------------------------------------------------------------------------------------

Financing activities:
            Proceeds from payable to banks                                   17               -                  20
            Proceeds from long-term debt                                      -               -                   3
            Proceeds from long-term debt payable to affiliated                -               -                   -
            Payments of payable to banks                                    (17)              -                 (17)
            Payments of long-term debt payable to unrelated parties           -               -                 (12)
            Payments of long-term debt payable to affiliated                  -               -                  (7)
            Purchase of treasury stock                                        -               -                   -
            Sale of treasury stock                                            -               -                   -
            Dividends                                                         -               -                   -
            Issue of  share capital - net                                     -               -                   -
--------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                         -               -                 (13)
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                          5               -                   8

--------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                       2               -                   3
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
            At the beginning of the year                                      4               -                  21
--------------------------------------------------------------------------------------------------------------------------
            At the end of the year                                         $ 11          $    -             $    32
--------------------------------------------------------------------------------------------------------------------------




                                                                           Ispat
                                                                        International      Ispat
                                                                          - Non-        International          Ispat
                                                                         guarantor            -            International -
                                                                        Subsidiaries     Eliminations       Consolidated
                                                                       --------------- ----------------- ---------------------
Net cash provided by operating activities                                    $ 48            $   (15)            $   168
------------------------------------------------------------------------------------------------------------------------------

Investing activities:
            Purchases of property, plant and equipment                         (83)                -                (108)
            Proceeds from sale of investment  including affiliates and          18                 -                  18
            joint ventures
            Investment in affiliates and joint ventures                        (17)              126                  11
            Other                                                               (5)               (1)                 (1)
------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                               (87)              125                 (80)
------------------------------------------------------------------------------------------------------------------------------

Financing activities:
            Proceeds from payable to banks                                   2,339                 -               2,359
            Proceeds from long-term debt                                       122                 -                 125
            Proceeds from long-term debt payable to affiliated                  30               (30)                  -
            Payments of payable to banks                                    (2,329)                -              (2,346)
            Payments of long-term debt payable to unrelated parties           (231)                -                (243)
            Payments of long-term debt payable to affiliated                    (7)               14                   -
            Purchase of treasury stock                                           -                 -                  (1)
            Sale of treasury stock                                               -                 -                   5
            Dividends                                                           (2)                2                   -
            Issue of  share capital - net                                       88               (88)                  -
------------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                           10              (102)               (101)
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                           (29)                 8                (13)

------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                          2                 -                   5
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
            At the beginning of the year                                        64                 -                  85
------------------------------------------------------------------------------------------------------------------------------
            At the end of the year                                         $    37           $     8             $    77
------------------------------------------------------------------------------------------------------------------------------


Condensed consolidating balance sheets as of December 31, 2003


                                                                                            Ispat Europe - Issuer Subsidiary
                                                                                           -----------------------------------------



                                                                             Ispat             Ispat           Ispat
                                                                         International -      Europe          Europe
                                                                             Parent          - Parent      - Subsidiary
                                                                             Company          Company        Guarantors
                                                                       ------------------  ----------------------------------
Assets
Current assets:
            Cash and cash equivalents                                            $     1        $  -            $ 19
            Trade accounts receivable                                                  -           -              76
            Inventories                                                                -           -             113
            Other current assets                                                     134          40             201

-----------------------------------------------------------------------------------------------------------------------------
            Total current assets                                                     135          40             409
Property, plant and equipment - net                                                    -           -             140
Investments in affiliates                                                            395         326              81
Other assets                                                                           -           5              20
-----------------------------------------------------------------------------------------------------------------------------
            Total assets                                                         $   530        $371            $650
-----------------------------------------------------------------------------------------------------------------------------

             Liabilities and shareholders' equity
Current liabilities:
            Payable to banks and current portion of long-term debt               $     -        $  4            $  9
            Trade accounts payable                                                     -           -             101
            Accrued expenses and other current liabilities                           280          60             117
-----------------------------------------------------------------------------------------------------------------------------
            Total current liabilities                                                280          64             227
Long-term debt                                                                        81         134               -
Deferred employee benefits                                                             -           -              38
Other long-term obligations                                                           20           -              30

-----------------------------------------------------------------------------------------  ----------------------------------
            Total liabilities                                                        381         198             295
            Shareholders' equity                                                     149         173             355
            Total liabilities and shareholders' equity                           $   530        $371            $650
-----------------------------------------------------------------------------------------------------------------------------





                                                                          Europe
                                                                         - Non -         Ispat             Ispat
                                                                         Guarantor      Europe -          Europe -
                                                                        Subsidiary    Eliminations      Consolidated
                                                                       ------------------------------------------------
Assets
Current assets:
            Cash and cash equivalents                                       $ 19             $-             $    38
            Trade accounts receivable                                         76              -                 152
            Inventories                                                      149              -                 262
            Other current assets                                             572           (760)                 53

-------------------------------------------------------------------------------------------------------------------------
            Total current assets                                             816           (760)                505
Property, plant and equipment - net                                          107              -                 247
Investments in affiliates                                                    145           (540)                 12
Other assets                                                                   2              -                  27
-------------------------------------------------------------------------------------------------------------------------
            Total assets                                                 $ 1,070       $ (1,300)            $   791
-------------------------------------------------------------------------------------------------------------------------

             Liabilities and shareholders' equity
Current liabilities:
            Payable to banks and current portion of long-term debt          $ 41            $ -             $    54
            Trade accounts payable                                           106              -                 207
            Accrued expenses and other current liabilities                   235           (239)                173
-------------------------------------------------------------------------------------------------------------------------
            Total current liabilities                                        382           (239)                434
Long-term debt                                                                15            (13)                136
Deferred employee benefits                                                    58              -                  96
Other long-term obligations                                                   15              -                  45

------------------------------------------------------------------------------------------------------------------------
            Total liabilities                                                470           (252)                711
            Shareholders' equity                                             600         (1,048)                 80
            Total liabilities and shareholders' equity                   $ 1,070       $ (1,300)            $   791
-------------------------------------------------------------------------------------------------------------------------




                                                                            Ispat
                                                                        International      Ispat
                                                                          - Non-        International          Ispat
                                                                         guarantor            -            International -
                                                                        Subsidiaries     Eliminations       Consolidated
                                                                       --------------- ----------------- ---------------------
Assets
Current assets:
            Cash and cash equivalents                                         $ 41               $ -                $ 80
            Trade accounts receivable                                          355                 -                 507
            Inventories                                                        574                (8)                828
            Other current assets                                             2,201            (2,253)                135

------------------------------------------------------------------------------------------------------------------------------
            Total current assets                                             3,171            (2,261)              1,550
Property, plant and equipment - net                                          2,844                 -               3,091
Investments in affiliates                                                      240              (395)                252
Other assets                                                                   733               (18)                742
------------------------------------------------------------------------------------------------------------------------------
            Total assets                                                   $ 6,988           $(2,674)            $ 5,635
------------------------------------------------------------------------------------------------------------------------------

             Liabilities and shareholders' equity
Current liabilities:
            Payable to banks and current portion of long-term debt            $309               $ -              $  363
            Trade accounts payable                                             370                 -                 577
            Accrued expenses and other current liabilities                     753              (686)                520
------------------------------------------------------------------------------------------------------------------------------
            Total current liabilities                                        1,432              (686)              1,460
Long-term debt                                                               1,697                 -               1,914
Deferred employee benefits                                                   1,810                 -               1,906
Other long-term obligations                                                    141                 -                 206

--------------------------------------------------------------------------------------- ---------------- ---------------------
            Total liabilities                                                5,080              (686)              5,486
            Shareholders' equity                                             1,908            (1,988)                149
            Total liabilities and shareholders' equity                     $ 6,988          $ (2,674)            $ 5,635
------------------------------------------------------------------------------------------------------------------------------



Condensed consolidating statements of income for the year ended December 31, 2003


                                                                                       Ispat Europe - Issuer Subsidiary



                                                                             Ispat             Ispat           Ispat
                                                                         International -      Europe          Europe
                                                                             Parent          - Parent      - Subsidiary
                                                                             Company          Company        Guarantors
                                                                       ------------------  -------------------------------
Net sales                                                                        $     -        $  -            $799
Costs and expenses:
            Cost of sales (exclusive of depreciation shown separately                  -          (2)            700
            below)
            Depreciation                                                               -           -               7
            Selling, general and administrative                                       14           1              40
            Other operating expense                                                    -           -               -
--------------------------------------------------------------------------------------------------------------------------
Operating income                                                                     (14)          1              52
Equity in earnings of subsidiaries                                                    72          13               -
Other income (expense) - net                                                          18          (1)              6
Financing costs:
            Net interest income (expense)                                           (10)         (15)             (1)
            Net gain (loss) from foreign exchange                                      -           -               -
--------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                                   66          (2)             57
Income tax (benefit) expense:
            Current                                                                    -           -               5
            Deferred                                                                   -           -              10
--------------------------------------------------------------------------------------------------------------------------
Net income (loss) before extraordinary income                                         66          (2)             42
            Extraordinary gain                                                         -           -               3
--------------------------------------------------------------------------------------------------------------------------
                             Net income (loss)                                   $    66        $ (2)           $ 45
--------------------------------------------------------------------------------------------------------------------------



                                                                             Ispat
                                                                             Europe
                                                                            - Non -         Ispat             Ispat
                                                                            Guarantor      Europe -          Europe -
                                                                           Subsidiary    Eliminations      Consolidated
                                                                       ---------------------------------------------------
Net sales                                                                    $ 634          $  (50)            $ 1,383
Costs and expenses:
            Cost of sales (exclusive of depreciation shown separately          606             (39)              1,265
            below)
            Depreciation                                                        10                                  17
            Selling, general and administrative                                 44             (10)                 75
            Other operating expense                                              -               -                   -
----------------------------------------------------------------------------------------------------------------------------
Operating income                                                               (26)             (1)                 26
Equity in earnings of subsidiaries                                               -             (13)                  -
Other income (expense) - net                                                    (1)              -                   4
Financing costs:
            Net interest income (expense)                                       (2)              -                 (18)
            Net gain (loss) from foreign exchange                                -               -                   -
----------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                            (29)            (14)                 12
Income tax (benefit) expense:
            Current                                                              2               -                   7
            Deferred                                                             -               -                  10
----------------------------------------------------------------------------------------------------------------------------
Net income (loss) before extraordinary income                                  (31)            (14)                 (5)
            Extraordinary gain                                                   -               -                   3
----------------------------------------------------------------------------------------------------------------------------
                             Net income (loss)                                $(31)         $  (14)            $    (2)
----------------------------------------------------------------------------------------------------------------------------



                                                                            Ispat
                                                                         International      Ispat
                                                                           - Non-        International          Ispat
                                                                          guarantor            -            International -
                                                                         Subsidiaries     Eliminations       Consolidated
                                                                       ---------------- ----------------- ---------------------
Net sales                                                                   $ 4,300           $  (242)            $ 5,441
Costs and expenses:
            Cost of sales (exclusive of depreciation shown separately         3,903              (225)              4,943
            below)
            Depreciation                                                        166                 -                 183
            Selling, general and administrative                                  86               (11)                164
            Other operating expense                                               -                 -                   -
-------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                145                (6)                151
Equity in earnings of subsidiaries                                                -               (72)                  -
Other income (expense) - net                                                     45               (14)                 53
Financing costs:
            Net interest income (expense)                                      (123)                -                (151)
            Net gain (loss) from foreign exchange                                 4                 -                   4
-------------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                              71               (92)                 57
Income tax (benefit) expense:
            Current                                                              15                 -                  22
            Deferred                                                            (40)                -                 (30)
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss) before extraordinary income                                    96               (92)                 65
            Extraordinary gain                                                   (2)                -                   1
-------------------------------------------------------------------------------------------------------------------------------
                             Net income (loss)                              $    94           $   (92)            $    66
-------------------------------------------------------------------------------------------------------------------------------



Condensed consolidating statements of comprehensive income for the year ended December 31, 2003


                                                                                             Ispat Europe - Issuer Subsidiary



                                                                             Ispat             Ispat           Ispat
                                                                         International -      Europe          Europe
                                                                             Parent          - Parent      - Subsidiary
                                                                             Company          Company        Guarantors
                                                                       ------------------  ---------------------------------
Net income                                                                       $    66        $ (2)           $ 45
Other comprehensive income (loss)                                                      -           5              35
----------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                             $    66        $  3            $ 80
----------------------------------------------------------------------------------------------------------------------------





                                                                           Europe
                                                                          - Non -         Ispat             Ispat
                                                                          Guarantor      Europe -          Europe -
                                                                         Subsidiary    Eliminations      Consolidated
                                                                       -------------------------------------------------
Net income                                                                 $ (31)        $   (14)            $    (2)
Other comprehensive income (loss)                                             18               -                  58
--------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                       $ (13)        $   (14)            $    56
--------------------------------------------------------------------------------------------------------------------------


                                                                           Ispat
                                                                         International      Ispat
                                                                           - Non-        International          Ispat
                                                                          guarantor            -            International -
                                                                         Subsidiaries     Eliminations       Consolidated
                                                                       ---------------- ----------------- ---------------------
Net income                                                                  $    94           $   (92)            $    66
Other comprehensive income (loss)                                               (95)                -                 (37)
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                        $    (1)          $   (92)            $    29
--------------------------------------------------------------------------------------------------------------------------------



Condensed consolidating statements of cash flows for the year ended December 31, 2003


                                                                                               Ispat Europe - Issuer Subsidiary
                                                                                            ----------------------------------------



                                                                             Ispat             Ispat           Ispat
                                                                         International -      Europe          Europe
                                                                             Parent          - Parent      - Subsidiary
                                                                             Company          Company        Guarantors
                                                                       ------------------  ----------------------------------
Net cash provided by operating activities                                        $   (60)       $(57)           $144
-----------------------------------------------------------------------------------------------------------------------------

Investing activities:
            Purchases of property, plant and equipment                                 -           -             (16)
            Proceeds from sale of investment  including affiliates and                 -           -
            joint ventures                                                                                         -
            Investment in affiliates and joint ventures                                -          41               -
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                                       -          41             (16)
-----------------------------------------------------------------------------------------------------------------------------

Financing activities:
            Proceeds from payable to banks                                             -           -               -
            Proceeds from long-term debt                                              70           -               -
            Proceeds from long-term debt payable to affiliated                         -           -              24
            Payments of payable to banks                                               -           -              (8)
            Payments of long-term debt payable to unrelated parties                    -         (15)               -
            Payments of long-term debt payable to affiliated                           -          (4)           (141)
            Purchase of treasury stock                                                (9)          -               -
            Capital contribution                                                       -           -              (4)
            Dividends                                                                  -           -               -
            Issue of  share capital - net                                              -           -               -
-----------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                                 61         (19)           (129)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                   1         (35)             (1)

-----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                -          35              (1)
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
            At the beginning of the year                                               -           -              21
-----------------------------------------------------------------------------------------------------------------------------
            At the end of the year                                               $     1        $  -            $ 19
-----------------------------------------------------------------------------------------------------------------------------




                                                                               Ispat
                                                                               Europe
                                                                              - Non -         Ispat             Ispat
                                                                              Guarantor      Europe -          Europe -
                                                                             Subsidiary    Eliminations      Consolidated
                                                                       -----------------------------------------------------
Net cash provided by operating activities                                      $  15          $  (59)            $    43
-----------------------------------------------------------------------------------------------------------------------------

Investing activities:
            Purchases of property, plant and equipment                            (6)              -                 (22)
            Proceeds from sale of investment  including affiliates and             -               -                   -
            joint ventures
            Investment in affiliates and joint ventures                            1             (42)                  -
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                                  (5)            (42)                (22)
-----------------------------------------------------------------------------------------------------------------------------

Financing activities:
            Proceeds from payable to banks                                        22               -                  22
            Proceeds from long-term debt                                           2               -                   2
            Proceeds from long-term debt payable to affiliated                     -             (24)                  -
            Payments of payable to banks                                         (14)              -                 (22)
            Payments of long-term debt payable to unrelated parties               (1)              -                 (16)
            Payments of long-term debt payable to affiliated                     (15)            160                   -
            Purchase of treasury stock                                             -               -                   -
            Capital contribution                                                   -               -                  (4)
            Dividends                                                              -               -                   -
            Issue of  share capital - net                                          -               -                   -
-----------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                             (6)            136                 (18)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                               4              35                   3

-----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                            3             (35)                  2
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
            At the beginning of the year                                          11               -                  32
-----------------------------------------------------------------------------------------------------------------------------
            At the end of the year                                              $ 18          $    -             $    37
-----------------------------------------------------------------------------------------------------------------------------




                                                                            Ispat
                                                                         International      Ispat
                                                                           - Non-        International          Ispat
                                                                          guarantor            -            International -
                                                                         Subsidiaries     Eliminations       Consolidated
                                                                       ---------------- ----------------- ---------------------
Net cash provided by operating activities                                     $ 182              $ 24             $   189
-------------------------------------------------------------------------------------------------------------------------------

Investing activities:
            Purchases of property, plant and equipment                         (142)                -                (164)
            Proceeds from sale of investment  including affiliates and           21                 -                  21
            joint ventures
            Investment in affiliates and joint ventures                          10                 9                  19
------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                               (111)                9                (124)
-------------------------------------------------------------------------------------------------------------------------------

Financing activities:
            Proceeds from payable to banks                                    3,554                 -               3,576
            Proceeds from long-term debt                                         74               (94)                 52
            Proceeds from long-term debt payable to affiliated                   60                34                  94
            Payments of payable to banks                                     (3,548)                -              (3,570)
            Payments of long-term debt payable to unrelated parties            (191)                -                (207)
            Payments of long-term debt payable to affiliated                    (14)               14                   -
            Purchase of treasury stock                                            -                 -                  (9)
            Capital contribution                                                  -                 4                   -
            Dividends                                                           (39)               39                   -
            Issue of  share capital - net                                        28               (28)                  -
-------------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                           (76)              (31)                (64)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                             (5)                2                   1

-------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                           -                 -                   2
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
            At the beginning of the year                                         45                 -                  77
-------------------------------------------------------------------------------------------------------------------------------
            At the end of the year                                          $    40           $     2             $    80
-------------------------------------------------------------------------------------------------------------------------------

NOTE 19: SECURITIZATION AND FACTORING OF RECEIVABLES

     Certain subsidiaries of the Company had securitization facilities under an agreement to sell interest in pools of the Company's trade receivables on a non-recourse basis. Participation interests in new receivables were sold, as collections reduce previously sold accounts. The proceeds from the sale of trade accounts receivables are included in the cash flows from operating activities in the Consolidated Statements of Cash Flows. The initial payment can go up to a maximum of 85% of recorded amounts for the receivables sold. The deferred proceeds outstanding amounted to $10 and $nil at December 31, 2002 and 2003 respectively. Gross receivables sold were $137, $60 and $nil at December 31, 2001, 2002 and 2003 respectively. These securitization facilities were discontinued in 2003.

     Additionally, some of our subsidiaries have entered into Factoring Agreements with certain banks/financial institutions under which they are entitled to sell eligible accounts receivables from the customers up to an agreed limit. The bank/financial institution buys these receivables without recourse to the seller. Payments for sale of these receivables are received in two installments. The first installment ranging between 90% to 95% of the receivables sold (up to a maximum of $261) is made available immediately on sale of the receivables. The deferred proceeds outstanding and availability amounted to $ 7 and $34 at December 31, 2002 and 2003 respectively. Gross receivables sold were $ 96 and $196 at December 31, 2002 and 2003 respectively. The balance portion of the purchase price is held back towards factoring commission, interest charges and any possible bonus or discounts till the receivables are collected from the customer by the Factoring agent. The proceeds from the sale of trade accounts receivables are included in the cash flows from operating activities in the Consolidated Statements of Cash Flows.

     The receivables are sold at a discount that is included in Selling, general and administrative expenses in the consolidated statements of income and amounted $4, $5 and $5 for 2001, 2002 and 2003 respectively.


Securitization
                                                                                            2001         2002         2003
                                                                                            ----         ----         ----
Proceeds from trade receivable sold ............................................            $658         $487          $30
Nominal of trade receivables sold ..............................................             688          498          30
Other Interest..................................................................               4            3           -
Deferred payments on balance sheet..............................................              27           10           -


Factoring
                                                                                            2001         2002         2003
                                                                                            ----         ----         ----
Proceeds from trade receivable sold under factoring agreement...................              $-         $208         $943
Nominal of trade receivables sold under factoring agreement.....................               -          216          982
Discounts incurred..............................................................               -            2            5
Deferred payments on balance sheet..............................................               -            7           34
