Form 20-F/A
ISPAT INTERNATIONAL NV
filed 2004-03-17
CIK 1041989

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                   FORM 20-F/A
                                (AMENDMENT NO. 1)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 2003
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from __________ to __________

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

                             Item 17 [ ]   Item 18 [X]

================================================================================

                                EXPLANATORY NOTE

         In relation to the proposed offering by one of our subsidiaries and an affiliate of Ispat Inland Inc. of $800 million of senior secured notes through a private placement, we are hereby providing certain additional financial information as required by Rule 3-10 of Regulation S-X.

         This Form 20-F/A is being filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed by Ispat International N.V. on March 10, 2004 (the "Form 20-F"), in the following ways:

     o to replace the Independent Auditors' Report of Deloitte Accountants relating to the consolidated financial statements of Ispat International N.V. and Subsidiaries as of December 31, 2003 with the Independent Auditors' Report of Deloitte Accountants included in this Form 20-F/A; and

     o to provide separate condensed consolidating financial information as required by Rule 3-10 of Regulation S-X related to the proposed offering by an affiliate of Ispat Inland Inc. of $800 million of senior secured notes through a private placement, which was announced on March 9, 2004. The condensed consolidating financial information is included in Note 20 to the consolidated financial statements of Ispat International N.V. included in this Form 20-F/A.

         Except for the above amendments, no changes have been made to the consolidated financial statements of Ispat International N.V. as contained in the Form 20-F. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed. Unless otherwise indicated, the exhibits previously filed with the Form 20-F are not re-filed herewith.

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
Notes of Consolidated Financial Statements...................................F-9

ITEM 19.  EXHIBITS


Exhibit Number                    Description
-------------                     -----------

1.1.* Amended and Restated Articles of Association of Ispat International N.V. dated December 31, 2001 (English translation filed as Exhibit 1 to Ispat International's annual report on Form 20-F for the year ended December 31, 2001, and incorporated by reference hereto).

2.1.* Credit Agreement dated July 16, 1998, among Ispat Inland, L.P., Ispat Inland Inc., Burnham Trucking Company, Inc., Incoal Company, the Lenders named therein and Credit Suisse First Boston (filed as part of Exhibit 3.10 to Ispat International N.V.'s annual report on Form 20-F for the year ended December 31, 1998, and incorporated by reference hereto).

2.2.* Amendments dated March 1, 2002, March 30, 2001 and September 30, 1999 to the Credit Agreement dated July 16, 1998, among Ispat Inland, L.P., Ispat Inland Inc., Burnham Trucking Company, Inc., Incoal Company, the Lenders named therein and Credit Suisse First Boston (filed as exhibit 2.1 to Ispat International N.V.'s annual report on Form 20-F for the year ended December 31, 2002, and incorporated by reference hereto).

2.3.* Amendment dated March 5, 2003 to the Credit Agreement dated July 16, 1998, among Ispat Inland, L.P., Ispat Inland Inc., Burnham Trucking Company, Inc., Incoal Company, the Lenders named therein and Credit Suisse First Boston.

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

4.1.* Ispat International N.V. Global Stock Option plan, effective September 15, 1999 (filed as exhibit 4.1 to Ispat International N.V.'s annual report on Form 20-F for the year ended December 31, 2000, and incorporated by reference hereto).

8.1.* List of Significant Subsidiaries.

12.1 Certifications of Ispat International N.V.'s Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1 Certifications of Ispat International N.V.'s Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
-------------
* Previously filed.

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

Date: March 16, 2004

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

Deloitte Accountants
Rotterdam, The Netherlands
March 4, 2004, except for Note 20, which is as of March 16, 2004.

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


NOTE 20: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES OF THE PROPOSED OFFERING

On March 9, 2004, Ispat Inland Inc. announced that an affiliate will offer $800 of senior secured notes through a private placement, subject to market and other conditions. The proceeds from the offering by Ispat Inland ULC, a newly created finance subsidiary, are expected to be used to repay existing debt. The notes will be secured by a pledge of $800 of Ispat Inland Inc.'s first mortgage bonds, and will be jointly, severally, fully and unconditionally guaranteed by Ispat Inland Inc., certain of its existing and future domestic subsidiaries, Ispat International, and Ispat Inland LP, a limited purpose finance subsidiary.

Presented below is condensed consolidating financial information as required by Rule 3-10 of Regulation S-X related to this proposed offering for the following:

- Ispat International on a parent company only basis;
- Ispat Inland ULC, a newly formed limited purpose finance subsidiary, the proposed issuer;
- Ispat Inland Inc. and its guarantor subsidiaries and Ispat Inland LP on a combined basis;
- Ispat International's non-guarantor subsidiaries on a combined basis;
- Ispat International eliminations; and
- Ispat International and subsidiaries consolidated

Condensed consolidating statements of income for the year ended December 31, 2001

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                       Ispat                                       Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------
Net sales                       $  --       $ 1,816    $ 2,081     $(1,813)  $ 2,084    $  --      $ 2,745    $ (343)    $ 4,486
Costs and expenses:
Cost of sales (exclusive
of depreciation shown
separately below)                             1,647      2,241      (1,813)   2,075        --        2,503      (305)      4,273
Depreciation                       --           104                     --      104        --           94       (21)        177
Selling, general and
administrative                      6            32          1          --       33        --          133       (17)        155
Other operating expense            --            --         --          --       --        --           75        --          75
                             -------------------------------------------------------------------------------------------------------
Operating income                   (6)           33       (161)         --     (128)       --          (60)       --        (194)

Equity in earnings of
subsidiaries                     (305)           --         --          --       --        --           --       305          --
Other income (expense) - net       --             2         21          --       23         5          227      (242)         13
Financing costs:
Net interest income (expense)      --           (54)       (39)                 (93)      (11)        (124)       --        (228)
Net gain (loss) from foreign
exchange                           (1)           --         --          --       --        --         (126)      118          (9)
                             -------------------------------------------------------------------------------------------------------
Income before taxes              (312)          (19)      (179)         --     (198)       (6)         (83)      181        (418)

Income tax (benefit) expense:
Current                            --            41        (42)         --       (1)       --            9        --           8
Deferred                           --           (32)       (39)         --      (71)       (2)         (43)        2        (114)
                             -------------------------------------------------------------------------------------------------------
Net income (loss)                (312)          (28)       (98)         --     (126)       (4)         (49)      179        (312)
                             -------------------------------------------------------------------------------------------------------

Condensed consolidating statements of comprehensive income for the year ended December 31, 2001

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                       Ispat                                       Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------

Net income (loss)               $ (312)     $ (28)     $ (98)      $ --      $ (126)    $ (4)      $(49)      $ 179      $ (312)
Other comprehensive
income (loss)                       --       (192)        (8)        --        (200)      --        (19)        (22)       (241)
                             -------------------------------------------------------------------------------------------------------
Comprehensive income              (312)      (220)      (106)        --        (326)      (4)       (68)        157        (553)
                             -------------------------------------------------------------------------------------------------------

Condensed consolidating balance sheets as of December 31, 2001

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                       Ispat                                       Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-     Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents     $  --       $    2     $   22      $   --    $   24     $   3      $   58     $    --    $   85
  Trade accounts receivable        --           34        160          --       194        --         257          --       451
  Inventories                      --           20        393          --       413        --         396          (4)      805
  Other current assets             43          328       (287)         --        41        11       1,423      (1,416)      102
                             -------------------------------------------------------------------------------------------------------
  Total current assets             43          384        288          --       672        14       2,134      (1,420)    1,443
Property, plant and equipment
  - net                            --        1,805         --          --     1,805        --       1,319         (15)    3,109
Investments in affiliates         465          451        208        (413)      246        90       5,729      (6,231)      299
Other assets                        5          308          4          --       312       676         140        (671)      462
                             -------------------------------------------------------------------------------------------------------
  Total assets                    513        2,948        500        (413)    3,035       780       9,322      (8,337)    5,313
                             -------------------------------------------------------------------------------------------------------

Liabilities and shareholders'
  equity

Current liabilities:
  Payable to banks and current
  portion of long-term debt        --            7         --          --         7         7         324          --       338
  Trade accounts payable           --          143         27          --       170        --         370          --       540
  Accrued expenses and other
  current liabilities             175          168          3          --       171        17         583        (615)      331
                             -------------------------------------------------------------------------------------------------------
  Total current liabilities        --          318         30          --       348        24       1,277        (615)    1,209
Long-term debt                     --        1,066        181          --     1,247       669       1,581      (1,456)    2,041
Deferred employee benefits         --        1,369         --          --     1,369        --         124          --     1,493
Other long-term obligations        --           46          3          --        49         3         183          (3)      232
                             -------------------------------------------------------------------------------------------------------
  Total liabilities               175        2,799        214          --     3,013       696       3,165      (2,074)    4,975
Shareholders' equity              338          149        286        (413)       22        84       6,157      (6,263)      338
                             -------------------------------------------------------------------------------------------------------
  Total liabilities and
  shareholders' equity            513        2,948        500        (413)    3,035       780       9,322      (8,337)    5,313
                             -------------------------------------------------------------------------------------------------------

Condensed consolidating statements of cash flows for the year ended December 31, 2001

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                       Ispat                                       Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------
Net cash provided by
operating activities            $   8       $   6      $  (126)    $  --     $  (120)   $   8      $  198     $  (54)    $    40
                             -------------------------------------------------------------------------------------------------------
Investing activities:
Purchases of property,
plant and equipment (PP&E)         --         (28)          --        --         (28)      --         (83)        14         (97)
Proceeds from sale of assets
and investment including
affiliates and joint ventures      --           4           --        --           4       --          46        (13)         37
Investment in affiliates and
joint ventures                    (13)       (101)          96        --          (5)      --        (235)       261           8
Other investing activities         --          --           --        --          --       --          25        (21)          4
                             -------------------------------------------------------------------------------------------------------
Net cash provided (used) by
investing activities              (13)       (125)          96        --         (29)      --        (247)       241         (48)
                             -------------------------------------------------------------------------------------------------------
Financing activities:
Proceeds from payable to banks     --           3        2,200        --       2,203       --         212          1       2,416
Proceeds from long-term debt       --          --           --        --          --       --         139        (14)        125
Proceeds from long-term debt
payable to affiliated              --         156           --        --         156        7          20       (183)         --
Payments of payable to banks       --          --       (2,171)       --      (2,171)      --        (247)        --      (2,418)
Payments of long-term debt
payable to unrelated parties       --         (13)          --        --         (13)      (8)       (238)         9        (250)
Payments of long-term debt
payable to affiliated              --          (7)          --        --          (7)      (2)        (42)        51          --
Purchase of treasury stock         (1)         --           --        --          --       --          --         --          (1)
Sale of treasury stock              5          --           --        --          --       --          --         --           5
Capital contribution               --          --           --        --          --       --          --         --          --
Dividends                          --         (19)          --        --         (19)      (3)       (167)       189          --
Issue of  share capital - net      --          --           --        --          --       --         240       (240)         --
                             -------------------------------------------------------------------------------------------------------
Net cash used by financing
activities                          4         120           29        --         149       (6)        (83)      (187)       (123)
                             -------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash
and cash equivalents               (1)          1           (1)       --          --        2        (132)        --        (131)
Effect of exchange rate changes
on cash                            --          --           --        --          --       --           2         --           2
Cash and cash equivalents:
   At the beginning of the year     1           1           23        --          24        1         188         --         214
   At the end of the year          --           2           22        --          24        3          58         --          85

Condensed consolidating statements of income for the year ended December 31, 2002

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                       Ispat                                       Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland-   Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------
Net sales                       $  --       $ 1,836    $ 2,300     $(1,832)  $ 2,304    $  --      $ 3,169    $  (584)   $ 4,889
Costs and expenses:
Cost of sales (exclusive of
depreciation shown
separately below)                   4         1,967      1,947      (1,832)    2,082       --        2,814       (544)     4,356
Depreciation                       --            99                     --        99       --           78         --        177
Selling, general and
administrative                      7            27          1          --        28       --          135        (18)       152
Other operating expense            --            --         62          --        62       --           --         --         62
                             -------------------------------------------------------------------------------------------------------
Operating income                  (11)         (257)       290          --        33       --          142        (22)       142
Equity in earnings of
subsidiaries                       59            --         --          --        --       --           --        (59)        --
Other income (expense) - net       --            16         14          --        30        1           20         (7)        44
Financing costs:
Net interest income (expense)       1           (57)       (20)                  (77)      (9)        (118)        --       (203)
Net gain (loss) from foreign
exchange                           --            --         --          --        --       --           81        (58)        23
                             -------------------------------------------------------------------------------------------------------
Income before taxes                49          (298)       284          --       (14)      (8)         125       (146)         6
Income tax (benefit) expense:
Current                            --           (47)        45          --        (2)      (1)          21         --         18
Deferred                           --           (44)        39          --        (5)      (2)         (54)        --        (61)
                             -------------------------------------------------------------------------------------------------------
Net income (loss)                  49          (207)       200          --        (7)      (5)         158       (146)        49
                             -------------------------------------------------------------------------------------------------------

Condensed consolidating statements of comprehensive income for the year ended December 31, 2002

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                        Ispat                                      Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------
Net income (loss)               $  49       $(207)     $ 200       $  --     $  (7)     $  (5)     $ 158      $(146)     $  49
Other comprehensive income
  (loss)                           --        (249)        (2)         --      (251)        --        (14)         2       (263)
                             -------------------------------------------------------------------------------------------------------
Comprehensive income               49        (456)       198          --      (258)        (5)       144       (144)      (214)
                             -------------------------------------------------------------------------------------------------------

Condensed consolidating balance sheets as of December 31, 2002

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                        Ispat                                      Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents     $  --       $    2     $    8      $   --    $    10    $   1      $    66    $    --    $    77
  Trade accounts receivable        --           92        166          --        258       --          273         (2)       529
  Inventories                      --           51        392          --        443       --          448        (18)       873
  Other current assets             95           52         (7)         --         45        9        2,077     (2,093)       133
                             -------------------------------------------------------------------------------------------------------
  Total current assets             95          197        559          --        756       10        2,864     (2,113)     1,612
Property, plant and equipment
  - net                            --        1,734         --          --      1,734       --        1,301         --      3,035
Investments in affiliates         359          366        215        (366)       215       90        6,064     (6,471)       257
Other assets                        3          453          4          --        457      669          145       (666)       608
                             -------------------------------------------------------------------------------------------------------
  Total assets                    457        2,750        778        (366)     3,162      769       10,374     (9,250)     5,512
                             -------------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity

Current liabilities:
  Payable to banks and current
  portion of long-term debt        --            7         --          --          7        7          248         --        262
  Trade accounts payable           --          159         17          --        176       --          431         --        607
  Accrued expenses and other
  current liabilities             304          207          4          --        211       15          512       (637)       405
                             -------------------------------------------------------------------------------------------------------
  Total current liabilities       304          373         21          --        394       22        1,191       (637)     1,274
Long-term debt                     --        1,017        225          --      1,242      662        1,715     (1,597)     2,022
Deferred employee benefits         --        1,705         --          --      1,705       --          176         --      1,881
Other long-term obligations        25           56          2          --         58        6          118         --        207
                             -------------------------------------------------------------------------------------------------------
  Total liabilities               329        3,151        248          --      3,399      690        3,200     (2,234)     5,384
Shareholders' equity              128         (401)       530        (366)      (237)      79        7,174     (7,016)       128
                             -------------------------------------------------------------------------------------------------------
  Total liabilities and
  shareholders' equity            457        2,750        778        (366)     3,162      769       10,374     (9,250)     5,512
                             -------------------------------------------------------------------------------------------------------

Condensed consolidating statements of cash flows for the year ended December 31, 2002

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                        Ispat                                      Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------
Net cash provided by
operating activities            $  94       $  166     $  (115)    $  --     $    51    $  (5)     $    60    $   (32)   $   168
                             -------------------------------------------------------------------------------------------------------
Investing activities:
Purchases of property, plant
and equipment (PP&E)               --          (52)         --        --         (52)      --          (56)        --       (108)
Proceeds from sale of assets
and investment including
affiliates and joint ventures      --           --          --        --          --       --           18         --         18
Investment in affiliates and
joint ventures                    (98)         (46)         57        --          11       --          (46)       144         11
Other investing activities         --           --          --        --          --       --           (1)        --         (1)
                             -------------------------------------------------------------------------------------------------------
Net cash provided (used) by
investing activities              (98)         (98)         57        --         (41)      --          (85)       144        (80)
                             -------------------------------------------------------------------------------------------------------
Financing activities:
Proceeds from payable to banks     --           --       2,242        --       2,242       --          117         --      2,359
Proceeds from long-term debt       --           --          --        --          --        3          122         --        125
Proceeds from long-term debt
payable to affiliated              --           --          --        --          --        7           --         (7)        --
Payments of payable to banks       --          (14)     (2,198)       --      (2,212)      --         (134)        --     (2,346)
Payments of long-term debt
payable to unrelated parties       --          (43)         --        --         (43)      (7)        (190)        (3)      (243)
Payments of long-term debt
payable to affiliated              --           (8)         --        --          (8)      --          (14)        22         --
Purchase of treasury stock         (1)          --          --        --          --       --           --         --         (1)
Sale of treasury stock              5           --          --        --          --       --           --         --          5
Capital contribution               --           --          --        --          --       --           83        (83)        --
Dividends                          --           (2)         --        --          (2)      --           38        (36)        --
Issue of  share capital - net      --           --          --        --          --       --            6         (6)        --
                             -------------------------------------------------------------------------------------------------------
Net cash used by financing
activities                          4         (67)          44        --         (23)       3           28       (113)      (101)
                             -------------------------------------------------------------------------------------------------------
Net increase (decrease) in
cash and cash equivalents          --          --          (14)       --         (14)      (2)           3         --        (13)
Effect of exchange rate
changes on cash                    --          --           --        --          --       --            5         --          5
Cash and cash equivalents:
   At the beginning of the year    --             2         22        --          24        3           58         --         85
   At the end of the year          --             2          8        --          10        1           66         --         77

Condensed consolidating statements of income for the year ended December 31, 2003

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                        Ispat                                      Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------
Net sales                       $  --       $ 2,107    $   548     $  (432)  $ 2,223    $  --      $ 3,615    $  (397)   $ 5,441
Costs and expenses:
Cost of sales (exclusive of
depreciation shown
separately below)                  --         2,092        443        (432)    2,103       --        3,205       (365)     4,943
Depreciation                       --            97                     --        97       --           86         --        183
Selling, general and
administrative                     14            25          2          --        27       --          149        (26)       164
Other operating expense            --            --         --          --        --       --           --         --         --
                             -------------------------------------------------------------------------------------------------------
Operating income                  (14)         (107)       103          --        (4)      --          175         (6)       151

Equity in earnings of
subsidiaries                       72            --         --          --        --       --           --        (72)        --
Other income (expense) - net       18            (5)        13          --         8        7           35        (15)        53
Financing costs:
Net interest income (expense)     (10)          (64)        (6)                  (70)       3          (74)        --       (151)
Net gain (loss) from
foreign exchange                   --            --         --          --        --       --           57        (53)         4
                             -------------------------------------------------------------------------------------------------------
Income before taxes                66          (176)       110          --       (66)      10          193       (146)        57

Income tax (benefit) expense:
Current                            --             9          2          --        11       (1)          12         --         22
Deferred                           --           (46)        20          --       (26)       5            8        (17)       (30)
                             -------------------------------------------------------------------------------------------------------
Net income (loss) before
cumulative effect of change in
accounting principle               66          (139)        88          --       (51)       6          173       (129)        65
Cumulative effect of change in
accounting principle               --            (2)        --          --        (2)      --            3         --          1
                             -------------------------------------------------------------------------------------------------------
Net income (loss)                  66          (141)        88                   (53)       6          176       (129)        66
                             -------------------------------------------------------------------------------------------------------


Condensed consolidating statements of comprehensive income for the year ended December 31, 2003

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                        Ispat                                      Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------
Net income                      $  66       $(141)     $  88       $  --     $ (53)     $   6      $ 176      $(129)     $  66
Other comprehensive income
(loss)                             --         (79)        (2)         --       (81)        --         62        (18)       (37)
                             -------------------------------------------------------------------------------------------------------
Comprehensive income               66        (220)        86          --      (134)         6        238       (147)        29
                             -------------------------------------------------------------------------------------------------------


Condensed consolidating balance sheets as of December 31, 2003

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                        Ispat                                      Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents     $     1     $    2     $    11     $  --     $    13    $  --      $    64    $     2    $    80
  Trade accounts receivable          --         39         177        --         216       --          297         (6)        507
  Inventories                        --        372          --        --         372       --          465         (9)        828
  Other current assets              130       (104)        137        --          33        7        2,339     (2,374)        135
                             -------------------------------------------------------------------------------------------------------
  Total current assets              131        309         325        --         634        7        3,165     (2,387)      1,550
Property, plant and equipment
  - net                              --      1,751          --        --       1,751       --        1,340         --       3,091
Investments in affiliates           394        321         214      (321)        214       90        6,255     (6,701)        252
Other assets                          4        533           4        --         537      657          220       (676)        742
                             -------------------------------------------------------------------------------------------------------
  Total assets                      529      2,914         543      (321)      3,136      754       10,980     (9,764)      5,635
                             -------------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity

Current liabilities:
  Payable to banks and current
  portion of long-term debt          --         22          --        --          22        7          334         --         363
  Trade accounts payable             --        157          26        --         183       --          394         --         577
  Accrued expenses and other
  current liabilities               360        272           4        --         276       --          907     (1,023)        520
                             -------------------------------------------------------------------------------------------------------
  Total current liabilities         360        451          30        --         481        7        1,635     (1,023)      1,460
Long-term debt                       --      1,165         150        --       1,315      655        1,580     (1,636)      1,914
Deferred employee benefits           --      1,647          --        --       1,647       --          259         --       1,906
Other long-term obligations          20         78           2        --          80        6           98          2         206
                             -------------------------------------------------------------------------------------------------------
  Total liabilities                 380      3,341         182        --       3,523      668        3,572     (2,657)      5,486
Shareholders' equity                149       (427)        361      (321)       (387)      86        7,408     (7,107)        149
                             -------------------------------------------------------------------------------------------------------
  Total liabilities and
  shareholders' equity              529      2,914         543      (321)      3,136      754       10,980     (9,764)      5,635
                             -------------------------------------------------------------------------------------------------------


Condensed consolidating statements of cash flows for the year ended December 31, 2003


                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                        Ispat                                      Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------
Net cash provided by
operating activities            $   (62)    $    63    $   (39)    $  --     $    24    $   13     $   314    $  (100)   $   189
                             -------------------------------------------------------------------------------------------------------
Investing activities:
Purchases of property,
plant and equipment (PP&E)           --        (111)        --        --        (111)       --         (53)        --       (164)
Proceeds from sale of
assets and investment
including affiliates and
joint ventures                       --          --         --        --          --        --          21         --         21
Investment in affiliates
and joint ventures                   --         (98)       117        --          19        --          12        (12)        19
Other investing activities           --          --         --        --          --        --          --         --         --
                             -------------------------------------------------------------------------------------------------------
Net cash provided (used) by
investing activities                 --        (209)       117        --        (92)        --         (20)       (12)      (124)
                             -------------------------------------------------------------------------------------------------------
Financing activities:
Proceeds from payable to banks       --         973      2,429        --      3,402         --         159         15      3,576
Proceeds from long-term debt         71           9         --        --          9         --          66        (94)        52
Proceeds from long-term debt
payable to affiliated                --          76         --        --         76         --        (149)       167         94
Payments of payable to banks         --        (886)    (2,504)       --     (3,390)        --        (180)        --     (3,570)
Payments of long-term debt
payable to unrelated parties         --          (3)        --        --         (3)       (13)       (189)        (2)      (207)
Payments of long-term debt
payable to affiliated                --          (7)        --        --         (7)        (1)         (3)        11         --
Purchase of treasury stock           (8)         --         --        --         --         --          --         --         (8)
Sale of treasury stock               --          --         --        --         --         --          --         --         --
Capital contribution                 --          --         --        --         --         --          (4)         4         --
Dividends                            --         (16)        --        --        (16)        --         (23)        39         --
Issue of  share capital - net        --          --         --        --         --         --          28        (28)        --
                             -------------------------------------------------------------------------------------------------------
Net cash used by financing
activities                           63         146        (75)       --         71        (14)       (295)       112        (63)
                             -------------------------------------------------------------------------------------------------------
Net increase (decrease) in
cash and cash equivalents             1          --          3        --          3         (1)         (1)        --         (2)
Effect of exchange rate changes
on cash                              --          --         --        --         --         --           1         --          1
Cash and cash equivalents:
   At the beginning of the year      --           2          8        --         10          1          66         --         77
   At the end of the year             1           2         11        --         13         --          66         --         80




                                      F-67
