Form 20-F/A
ISPAT INTERNATIONAL NV
filed 2004-04-09
CIK 1041989

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                   FORM 20-F/A
                                (AMENDMENT NO. 2)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 2003
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from __________ to __________

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

                             Item 17 [ ]   Item 18 [X]

================================================================================

                                EXPLANATORY NOTE

          This Form 20-F/A is being filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed by Ispat International N.V. on March 10, 2004, as amended on March 17, 2004 (the "Form 20-F"), in the following ways:

     o to revise the Independent Auditors' Report of Deloitte Accountants relating to the consolidated financial statements of Ispat International N.V. and Subsidiaries as of December 31, 2003 to make reference to the "consolidated" financial statements of the Ispat Hamburg Group of Companies rather than the "combined" financial statements of the Ispat Hamburg Group of Companies; and

     o to include the Report of Independent Auditors of Ernst & Young Audit relating to the audit of Ispat Unimetal S.A. for the year ended December 31, 2001.

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

                                                                            Page
                                                                            ----

Report of Deloitte & Touche Accountants......................................F-2
Report of Ernst & Young (Caribbean Ispat Limited)............................F-3
Report of Ernst and Young (Ispat Hamburg Group of Companies).................F-4
Report of Ernst & Young (Ispat Unimetal S.A.)................................F-5
Consolidated Balance Sheets..................................................F-6
Consolidated Statements of Income............................................F-7
Consolidated Statements of Comprehensive Income..............................F-7
Consolidated Statements of Changes in Shareholders' Equity...................F-8
Consolidated Statements of Cash Flows........................................F-9
Notes of Consolidated Financial Statements..................................F-10

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

Date: April 9, 2004

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----
Report of Deloitte & Touche Accountants......................................F-2
Report of Ernst & Young (Caribbean Ispat Limited)............................F-3
Report of Ernst & Young (Ispat Hamburg Group of Companies)...................F-4
Report of Ernst & Young (Ispat Unimetal S.A.)................................F-5
Consolidated Balance Sheets..................................................F-6
Consolidated Statements of Income............................................F-7
Consolidated Statements of Comprehensive Income..............................F-7
Consolidated Statements of Changes in Shareholders' Equity...................F-8
Consolidated Statements of Cash Flows........................................F-9
Notes of Consolidated Financial Statements..................................F-10

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

     We did not audit the consolidated financial statements of the Ispat Hamburg Group of Companies and the financial statements of Caribbean Ispat Limited as of December 31, 2002 and for the year ended December 31, 2002. We did not audit the consolidated financial statements of the Ispat Hamburg Group of Companies, the financial statements of Caribbean Ispat Limited and the consolidated financial statements of Ispat Unimetal S.A. as of December 31, 2001 and for the year ended December 31, 2001 (each of which is a consolidated subsidiary of the Company), which financial statements reflect total assets constituting 13% of consolidated total assets at December 31, 2002, and total sales constituting 25% and 14%, respectively, of consolidated total sales for the years ended December 31, 2001 and 2002. Those financial statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries, is based solely on the reports of such other auditors.

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

Deloitte Accountants
Rotterdam, The Netherlands
March 4, 2004, and for Note 20 as of March 16, 2004.

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

Ernst & Young Audit
S.A. au capital de 2.784.960(euro)
344 366 315 R.C.S. Paris
Tour Europe
20, place des Halles
67055 Strasbourg cedex
Telephone:03.88.15.24.40
Fax :     03.88.22.21.16


                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Ispat Unimetal, a wholly-owned subsidiary of Ispat International, N.V.

We have audited the accompanying consolidated balance sheets of the Ispat Unimetal Group as of December 31, 2001 and December 31, 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 2001 and December 31, 2000. These financial statements are the responsibility of Ispat Unimetal's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Ispat Unimetal Group as of December 31, 2001 and December 31, 2000 and the consolidated results of its operations and its cash flows for the years ended December 31, 2001 and December 31, 2000 in conformity with generally accepted accounting principles in the United States of America.

This report has been prepared solely for the purpose of consolidation with the financial statements of the Company's ultimate parent Ispat International N.V. and should not be used for any other purpose.

ERNST & YOUNG Audit
Daniel Noel
January 28, 2002



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




                                      F-68
