Form 20-F/A
ISPAT INTERNATIONAL NV
filed 2004-08-09
CIK 1041989

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                   FORM 20-F/A
                                (AMENDMENT NO. 3)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 2003
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from __________ to __________

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

                             Item 17 [ ]   Item 18 [X]

================================================================================

                                EXPLANATORY NOTE

          This Form 20-F/A is being filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed by Ispat International N.V. on March 10, 2004, as amended on March 17, 2004, and on April 9, 2004 (the "Form 20-F"), in the following ways:

     o to reflect a restatement of the consolidated statements of cash flows for the years ended December 31, 2002 and 2001. Previously, gains on early extinguishment of debt were included in cash flows from operating activities, rather than being reported as part of the Company's financing activities. Additionally, a non-cash equity investment was included in cash flows from operating activities and investing activities, rather than being excluded from the statement of cash flows and disclosed as a non-cash investment transaction; and

     o to update certain disclosure in Item 3, "Key Information - Selected Financial Data," Item 5, "Operating and Financial Review and Prospects
          - Liquidity and Capital Resources" and Item 15, "Controls and Procedures" to reflect the restatement described above; and

     o to revise the Independent Auditors' Report of Deloitte Accountants relating to the consolidated financial statements of Ispat International N.V. and Subsidiaries as of December 31, 2003 to make reference to the "combined" financial statements of the Ispat Hamburg Group of Companies rather than the "consolidated" financial statements of the Ispat Hamburg Group of Companies for the year ended December 31, 2001.

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable

ITEM 3. KEY INFORMATION

A.   Selected Financial Data

     The following table presents selected consolidated financial information of the Company for each of the periods indicated. This section has been updated to give effect to the restatement as discussed in Note 21 to the audited consolidated financial statements included in Item 8, and should be read in conjunction with the accompanying audited consolidated financial statements, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles.

(All amounts in $ millions except per share and quantity                 Years Ended December 31,
information)                                          --------------------------------------------------------------
                                                          1999        2000        2001        2002        2003
                                                      --------------------------------------------------------------
Statement of Income Data
Sales(1)                                                $ 4,898     $ 5,343     $ 4,486     $ 4,889     $ 5,441
Cost of sales (exclusive of depreciation)(1)              4,270       4,670       4,273       4,356       4,943
   Gross profit (before deducting depreciation)             628         673         213         533         498
   Gross margin as percentage of Sales                     12.8%       12.6%        4.7%       10.9%        9.2%
Depreciation                                                164         177         177         177         183
Selling, general and administrative expenses                156         181         155         152         164
Other operating expenses                                     --          --          75          62          --
   Operating income / (loss)                                308         315        (194)        142         151
   Operating margin as percentage of Sales                  6.3%        5.9%       (4.3%)       2.9%        2.8%
   Adjusted Operating Income/(Loss)(2)                      308         315        (119)        204         151
   Adjusted Operating margin(2)                             6.3%        5.9%       (2.7)%       4.2%        2.8%
Other income (expense) - net(3)                              15          23          13          44          53
Financing costs:
   Net interest expenses                                   (184)       (216)       (228)       (203)       (151)
   Net gain / (loss) from foreign exchange and
      monetary position                                     (11)         --          (9)         23           4
Income / (Loss) before taxes(3)                             128         122        (418)          6          57
Net income / (loss)                                          85          99        (312)         49          66
Basic and diluted earnings / (loss) per common
   share(4)                                                0.71        0.82       (2.58)       0.24        0.53
Cash dividends per common share(5)                      $  0.15     $  0.15          --          --          --



                                                                            At December 31,
                                                      --------------------------------------------------------------
                                                          1999        2000        2001        2002        2003
                                                      --------------------------------------------------------------
Balance Sheet Data
Cash and cash equivalents, including
   short-term investments                               $  317      $  292      $    85     $   77      $   80
Property, plant and equipment - net                      3,333       3,299        3,109      3,035       3,091
Total assets                                             5,966       5,978        5,313      5,512       5,635
Payable to banks and current portion of
   long-term debt                                          457         391          338        262         363
Long-term debt                                           2,184       2,124        2,041      2,022       1,914
Shareholders' equity                                       854         884          338        128         149

(All amounts in $ millions except per share and quantity                    At December 31,
information)                                          --------------------------------------------------------------
                                                          1999        2000        2001        2002        2003
                                                                               Restated -   Restated -
                                                                               See Note 21  See Note 21
                                                      --------------------------------------------------------------
Other Data:
Net cash provided by operating activities                  599         381           22        138         189
Net cash used in investing activities                     (184)       (195)         (35)       (80)       (124)
Net cash used by financing activities                     (432)       (139)        (118)       (71)        (63)
Total production of DRI
   (thousands of tonnes)                                 6,353       6,872        4,918      5,893       7,202
Total shipments of steel products
   (thousands of tons)                                  15,430      16,356       14,118     15,037      15,162


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

     This section has been updated to give effect to the restatement as discussed in Note 21 to the audited consolidated financial statements included in Item 8, and should be read in conjunction with the accompanying audited consolidated financial statements, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles. The Consolidated Financial Statements, which include the accounts of Ispat International and its subsidiaries, all of which are controlled by Ispat International, have been prepared in accordance with U.S. GAAP. Inter-company balances and transactions have been eliminated on consolidation. Total shipments of steel products include intercompany shipments. All references to "Sales" include shipping and handling fees and costs as per EITF Issue No. 00-10. All references to "Net Sales" exclude shipping and handling fees and costs. See "Item 3A-Selected Financial Data", footnote 1 for reconciliation between sales and net sales.

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

----------------------------------------------------------------------------------------------------------
                                                              2001             2002                 2003
----------------------------------------------------------------------------------------------------------
                                                         $ Million        $ Million            $ Million
----------------------------------------------------------------------------------------------------------
                                                         Restated -       Restated -
                                                         See Note 21      See Note 21
----------------------------------------------------------------------------------------------------------
Net cash provided from operating activities                    22              138                  189
Net cash used in investing activities                         (35)             (80)                (124)
Net cash used by financing activities                        (118)             (71)                 (63)
----------------------------------------------------------------------------------------------------------

Net Cash Provided From Operating Activities

     In 2003, cash flow from operations increased by 37% or $51 million mainly due to improvement in working capital. Net working capital (defined as Accounts Receivable plus Inventories plus Other Current Assets minus Trade Accounts Payable minus Accrued Expenses) contributed $172 million to operating cash flows primarily due to the reduction of inventories and receivables. Inventories decreased by $106 million and trade accounts receivable decreased by $49 million. Cash flow from operating activities also included $126 million of cash contribution to its pension plan by our U.S. operating subsidiary.

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

Net Cash Provided From Financing Activities

     Net utilization of cash from financing activities reduced to $63 million (2002 utilization: $71 million). Total long term debt repaid during 2003 was $155 million (2002: $118 million). The Company also received a long term loan of $94 million from an affiliate. See Note 6 to the Consolidated Financial Statements.

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

     In 2002, the Company generated $138 million of cash from its operating activities as compared with $22 million during 2001. Since volumes of operations and sales were higher than the last year, particularly in the fourth quarter, inventory levels were higher, and net working capital (defined as Accounts Receivable plus Inventories plus Other Current Assets minus Trade Accounts Payable minus Accrued Expenses) was also higher.

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

D.   Employees

     The Company had 14,811 employees in 2003 (2002 - 15,640; 2001 - 16,344).

The table below sets forth the breakdown of the total year-end number of employees by geographical area for the past three years:

                                          2001            2002            2003
-------------------------------------------------------------------------------
United States                            7,389           6,895           6,461
Canada                                   2,133           2,102           1,933
Mexico                                   1,215           1,172           1,254
Trinidad                                   796             802             766
Europe                                   4,811           4,669           4,397
-------------------------------------------------------------------------------
Total                                   16,344          15,640          14,811
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

(3)  SEC Filing of February 5, 2004.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.  CONTROL AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management control objectives.

     We are filing this Amendment No. 3 on Form 20-F/A (the "Form 20-F/A"), which amends and restates our Annual Report on Form 20-F for the year ended December 31, 2003 that was originally filed on March 5, 2004, as amended on March 17, 2004 and as amended on April 9, 2004 (the "Original 20-F"), to reflect a restatement of our consolidated statements of cash flows for the years ended December 31, 2002 and 2001. Previously, gains on an early extinguishment of debt were included in cash flows from operating activities, rather than being reported as part of the Company's financing activities. Additionally, a non-cash equity investment was included in cash flows from operating activities and investing activities, rather than being excluded from the statement of cash flows and disclosed as a non-cash investment transaction. The revised presentation of these items in the consolidated statements of cash flows has no impact on our previously reported operating or net income, cash position or consolidated balance sheets.

     The original presentation resulted from lapses in the transfer of certain information from our subsidiary Ispat Inland Inc. to financial management of Ispat International NV during the financial closing and reporting process. Our financial closing processes have been improved to ensure better coordination and communication regarding all special transactions recorded by our subsidiary entities.

     As required by Rule 13a-15(d) under the Exchange Act in light of the restatement of our consolidated statements of cash flows, we conducted an evaluation, under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, our management, including our Chairman and Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, concluded that the conditions giving rise to the restatement of cash flows, as described above, have been appropriately remediated and that controls in place are effective.

Changes in Internal Control over Financial Reporting

     Other than as described herein, there have not been any significant changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Date: August 9, 2004

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

Deloitte Accountants B.V.
Rotterdam, The Netherlands
March 4, 2004
and for Note 20 as of March 16, 2004 and for Note 21 as of August 9, 2004.

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
---------------------------------------------------------------------------------------------------------------

               See notes to the consolidated financial statements








                    ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows


                                                                                                         Year Ended December 31,
                                                                                                      2001          2002       2003
                                                                                                      ----          ----       ----
                                                                                                    Restated      Restated
                                                                                                  (see Note 21) (see Note 21)
                                                                                                        (Millions of U.S. Dollars)
Operating activities:
Net income (loss)..............................................................................   $  (312)     $    49      $    66
Adjustments required to reconcile net income to net cash
  provided from operations:
     Depreciation..............................................................................       177          177          183
     Deferred employee benefit costs...........................................................      (106)         (52)        (164)
     Net foreign exchange loss (gain)..........................................................         9          (23)          (5)
     Gain from Early Extinguishment of debt....................................................        (5)         (30)           -
     Deferred income tax.......................................................................      (114)         (61)         (30)
     Undistributed earnings from joint ventures................................................        12            -          (28)
     Other non-cash operating expenses.........................................................        56           62            -
     Other.....................................................................................         2           (2)          (5)
Changes in operating assets and liabilities:
     Trade accounts receivable.................................................................       101          (64)          49
     Short-term investments....................................................................        78            -            -
     Inventories...............................................................................       169          (37)         106
     Prepaid expenses and other................................................................        24          (31)          18
     Trade accounts payable....................................................................       (81)          45          (72)
     Accrued expenses and other liabilities....................................................        12          105           71
                                                                                                  --------     --------     --------
  Net cash provided from operating activities..................................................        22          138          189
                                                                                                  --------     --------     --------
Investing activities:
  Purchase of property, plant and equipment....................................................       (97)        (108)        (164)
  Proceeds from sale of assets and investments
     including affiliates and joint ventures...................................................        37           18           21
  Investments in affiliates and joint ventures.................................................        21           11           19
  Other........................................................................................         4           (1)           -
                                                                                                  --------     --------     --------
  Net cash used in investing activities........................................................       (35)         (80)        (124)
                                                                                                  --------     --------     --------
Financing activities:
  Proceeds from payable to banks...............................................................     2,416        2,359        3,576
  Proceeds from long-term debt - net of debt issuance costs....................................       125          125           52
  Proceeds from long-term debt from an affiliate...............................................         -            -           94
  Payments of payable to banks.................................................................    (2,418)      (2,346)      (3,570)
  Payments of long-term debt ..................................................................      (245)        (213)        (207)
  Purchase of treasury stock...................................................................        (1)          (1)          (8)
  Sale of treasury stock.......................................................................         5            5            -
                                                                                                  --------     --------     --------
  Net cash used by financing activities........................................................      (118)         (71)         (63)
                                                                                                  --------     --------     --------
  Net increase (decrease) in cash and cash equivalents.........................................      (131)         (13)           2
                                                                                                  --------     --------     --------
  Effect of exchange rate changes on cash......................................................         2            5            1
                                                                                                  --------     --------     --------
Cash and cash equivalents:
  At the beginning of the year.................................................................       214           85           77
                                                                                                  --------     --------     --------
  At the end of the year.......................................................................   $    85      $    77      $    80
                                                                                                  ========     ========     ========

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
----------------------------------------------------------------------------------------------------------------------





                                                                            Ispat
                                                                         International      Ispat
                                                                           - Non-        International          Ispat
                                                                          guarantor            -            International -
                                                                         Subsidiaries     Eliminations       Consolidated
                                                                       ---------------- ----------------- ---------------------
                                                                         As restated -                       As restated -
                                                                          see note 21                         see Note 21
Net cash provided by operating activities                                      $  (30)          $  (25)          $   22
-------------------------------------------------------------------------------------------------------------------------------

Investing activities:
            Purchases of property, plant and equipment                            (86)              14              (97)
            Proceeds from sale of investment  including affiliates and             18              (17)              37
            joint ventures
            Investment in affiliates and joint ventures                          (208)             242               21
            Other                                                                   4                -                4
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                                 (272)             239              (35)
-------------------------------------------------------------------------------------------------------------------------------

Financing activities:
            Proceeds from payable to banks                                      2,404                -            2,416
            Proceeds from long-term debt                                           14              (14)             125
            Proceeds from long-term debt payable to affiliated                    173             (173)               -
            Payments of payable to banks                                       (2,375)               -           (2,418)
            Payments of long-term debt payable to unrelated parties              (206)              10             (245)
            Payments of long-term debt payable to affiliated                      (17)              17                -
            Purchase of treasury stock                                              -                -               (1)
            Sale of treasury stock                                                  -                -                5
            Dividends                                                             (65)             187                -
            Issue of  share capital - net                                         240             (240)               -
-------------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                             168              (213)           (118)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                             (134)                1            (131)
-------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                             4                (1)              2
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
            At the beginning of the year                                          194                 -             214
-------------------------------------------------------------------------------------------------------------------------------
            At the end of the year                                             $   64           $     -          $   85
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
--------------------------------------------------------------------------------------------------------------------------




                                                                           Ispat
                                                                        International      Ispat
                                                                          - Non-        International          Ispat
                                                                         guarantor            -            International -
                                                                        Subsidiaries     Eliminations       Consolidated
                                                                       --------------- ----------------- ---------------------
                                                                       As restated -                       As restated -
                                                                        See Note 21                          See Note 21
Net cash provided by operating activities                                    $ 18            $   (15)            $   138
------------------------------------------------------------------------------------------------------------------------------

Investing activities:
            Purchases of property, plant and equipment                         (83)                -                (108)
            Proceeds from sale of investment  including affiliates and          18                 -                  18
            joint ventures
            Investment in affiliates and joint ventures                        (17)              126                  11
            Other                                                               (5)               (1)                 (1)
------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                               (87)              125                 (80)
------------------------------------------------------------------------------------------------------------------------------

Financing activities:
            Proceeds from payable to banks                                   2,339                 -               2,359
            Proceeds from long-term debt                                       122                 -                 125
            Proceeds from long-term debt payable to affiliated                  30               (30)                  -
            Payments of payable to banks                                    (2,329)                -              (2,346)
            Payments of long-term debt payable to unrelated parties           (201)                -                (213)
            Payments of long-term debt payable to affiliated                    (7)               14                   -
            Purchase of treasury stock                                           -                 -                  (1)
            Sale of treasury stock                                               -                 -                   5
            Dividends                                                           (2)                2                   -
            Issue of  share capital - net                                       88               (88)                  -
------------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                           40              (102)                (71)
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                           (29)                 8                (13)

------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                          2                 -                   5
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
            At the beginning of the year                                        64                 -                  85
------------------------------------------------------------------------------------------------------------------------------
            At the end of the year                                         $    37           $     8             $    77
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


NOTE 20: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES OF THE PROPOSED OFFERING

On March 9, 2004, Ispat Inland Inc. announced that an affiliate will offer $800 million of senior secured notes through a private placement, subject to market and other conditions. The proceeds from the offering by Ispat Inland ULC, a newly created finance subsidiary, are expected to be used to repay existing debt. The notes will be secured by a pledge of $800 million of Ispat Inland Inc.'s first mortgage bonds, and will be jointly, severally, fully and unconditionally guaranteed by Ispat Inland Inc., certain of its existing and future domestic subsidiaries, Ispat International, and Ispat Inland LP, a limited purpose finance subsidiary.

Presented below is condensed consolidating financial information as required by Rule 3-10 of Regulation S-X related to this proposed offering for the following:

- Ispat International on a parent company only basis;
- Ispat Inland Inc. and its guarantor subsidiaries
- Ispat Inland Inc.'s non-guarantor subsidiaries;
- Ispat Inland Inc. eliminations;
- Ispat Inland consolidated;
- Ispat Inland LP;
- Ispat International's non-guarantor subsidiaries on a combined basis;
- Ispat International eliminations; and
- Ispat International and subsidiaries consolidated.

A significant part of the Company's net assets at December 31, 2003 (see notes 8 and 10) is subject to restrictive covenants affecting capital distributions and the ability of the Company's subsidiaries to loan or advance funds to the Company.

Condensed consolidating statements of income for the year ended December 31, 2001

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                       Ispat                                       Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------
Net sales                       $   -       $ 1,816    $ 2,081     $(1,813)  $ 2,084    $   -      $ 2,745    $ (343)    $ 4,486
Costs and expenses:
Cost of sales (exclusive
of depreciation shown
separately below)                             1,647      2,241      (1,813)   2,075         -        2,503      (305)      4,273
Depreciation                        -           104                      -      104         -           94       (21)        177
Selling, general and
administrative                      6            32          1           -       33         -          133       (17)        155
Other operating expense             -             -          -           -        -         -           75         -          75
                             -------------------------------------------------------------------------------------------------------
Operating income                   (6)           33       (161)          -     (128)        -          (60)        -        (194)

Equity in earnings of
subsidiaries                     (305)            -          -           -        -         -            -       305           -
Other income (expense) - net        -             2         21           -       23         5          227      (242)         13
Financing costs:
Net interest income (expense)       -           (54)       (39)                 (93)      (11)        (124)        -        (228)
Net gain (loss) from foreign
exchange                           (1)            -          -           -        -         -         (126)      118          (9)
                             -------------------------------------------------------------------------------------------------------
Income before taxes              (312)          (19)      (179)          -     (198)       (6)         (83)      181        (418)

Income tax (benefit) expense:
Current                            --            41        (42)          -       (1)        -            9         -           8
Deferred                           --           (32)       (39)          -      (71)       (2)         (43)        2        (114)
                             -------------------------------------------------------------------------------------------------------
Net income (loss)                (312)          (28)       (98)          -     (126)       (4)         (49)      179        (312)
                             -------------------------------------------------------------------------------------------------------

Condensed consolidating statements of comprehensive income for the year ended December 31, 2001

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                       Ispat                                       Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------

Net income (loss)               $ (312)     $ (28)     $ (98)      $  -      $ (126)    $ (4)      $(49)      $ 179      $ (312)
Other comprehensive
income (loss)                        -       (192)        (8)         -        (200)       -        (19)        (22)       (241)
                             -------------------------------------------------------------------------------------------------------
Comprehensive income              (312)      (220)      (106)         -        (326)      (4)       (68)        157        (553)
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
  Cash and cash equivalents     $   -       $    2     $   22      $    -    $   24     $   3      $   58     $     -    $   85
  Trade accounts receivable         -           34        160           -       194         -         257           -       451
  Inventories                       -           20        393           -       413         -         396          (4)      805
  Other current assets             43          328       (287)          -        41        11       1,423      (1,416)      102
                             -------------------------------------------------------------------------------------------------------
  Total current assets             43          384        288           -       672        14       2,134      (1,420)    1,443
Property, plant and equipment
  - net                             -        1,805          -           -     1,805         -       1,319         (15)    3,109
Investments in affiliates         465          451        208        (413)      246        90       5,729      (6,231)      299
Other assets                        5          308          4           -       312       676         140        (671)      462
                             -------------------------------------------------------------------------------------------------------
  Total assets                    513        2,948        500        (413)    3,035       780       9,322      (8,337)    5,313
                             -------------------------------------------------------------------------------------------------------

Liabilities and shareholders'
  equity

Current liabilities:
  Payable to banks and current
  portion of long-term debt         -            7          -           -         7         7         324           -       338
  Trade accounts payable            -          143         27           -       170         -         370           -       540
  Accrued expenses and other
  current liabilities             175          168          3           -       171        17         583        (615)      331
                             -------------------------------------------------------------------------------------------------------
  Total current liabilities         -          318         30           -       348        24       1,277        (615)    1,209
Long-term debt                      -        1,066        181           -     1,247       669       1,581      (1,456)    2,041
Deferred employee benefits          -        1,369          -           -     1,369         -         124           -     1,493
Other long-term obligations         -           46          3           -        49         3         183          (3)      232
                             -------------------------------------------------------------------------------------------------------
  Total liabilities               175        2,799        214           -     3,013       696       3,165      (2,074)    4,975
Shareholders' equity              338          149        286        (413)       22        84       6,157      (6,263)      338
                             -------------------------------------------------------------------------------------------------------
  Total liabilities and
  shareholders' equity            513        2,948        500        (413)    3,035       780       9,322      (8,337)    5,313
                             -------------------------------------------------------------------------------------------------------

Condensed consolidating statements of cash flows for the year ended December 31, 2001

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                       Ispat                                       Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                                               As         As                    As                                          As
                                          restated - restated -              restated -                                 restated -
                                         See Note 21 See Note 21             See Note 21                                See Note 21
                             -------------------------------------------------------------------------------------------------------
Net cash provided by
operating activities            $   8       $ (12)      $  (126)    $   -     $  (138)   $   8      $  198     $  (54)    $    22
                             -------------------------------------------------------------------------------------------------------
Investing activities:
Purchases of property,
plant and equipment (PP&E)          -         (28)           -         -         (28)       -         (83)        14         (97)
Proceeds from sale of assets
and investment including
affiliates and joint ventures       -           4            -         -           4        -          46        (13)         37
Investment in affiliates and
joint ventures                    (13)       (101)        (109)        -           8        -        (235)       261          21
Other investing activities          -           -            -         -           -        -          25        (21)          4
                             -------------------------------------------------------------------------------------------------------
Net cash provided (used) by
investing activities              (13)       (125)        (109)        -         (16)       -        (247)       241         (35)
                             -------------------------------------------------------------------------------------------------------
Financing activities:
Proceeds from payable to banks      -           3        2,200         -       2,203        -         212          1       2,416
Proceeds from long-term debt        -           -            -         -           -        -         139        (14)        125
Proceeds from long-term debt
payable to affiliated               -         156            -         -         156        7          20       (183)          -
Payments of payable to banks        -           -       (2,171)        -      (2,171)       -        (247)         -      (2,418)
Payments of long-term debt
payable to unrelated parties        -          (8)           -         -          (8)      (8)       (238)         9        (245)
Payments of long-term debt
payable to affiliated               -          (7)           -         -          (7)      (2)        (42)        51           -
Purchase of treasury stock         (1)          -            -         -           -        -           -          -          (1)
Sale of treasury stock              5           -            -         -           -        -           -          -           5
Capital contribution                -           -            -         -           -        -           -          -           -
Dividends                           -         (19)           -         -         (19)      (3)       (167)       189           -
Issue of  share capital - net       -           -            -         -           -        -         240       (240)          -
                             -------------------------------------------------------------------------------------------------------
Net cash used by financing
activities                          4         125           29         -         154       (6)        (83)      (187)       (118)
                             -------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash
and cash equivalents               (1)        (12)          12         -           -        2        (132)         -        (131)
Effect of exchange rate changes
on cash                             -           -            -         -           -        -           2          -           2
Cash and cash equivalents:
   At the beginning of the year     1           1           23         -          24        1         188          -         214
   At the end of the year           -         (11)          35         -          24        3          58          -          85

Condensed consolidating statements of income for the year ended December 31, 2002

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                       Ispat                                       Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland-   Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------
Net sales                       $   -       $ 1,836    $ 2,300     $(1,832)  $ 2,304    $   -      $ 3,169    $  (584)   $ 4,889
Costs and expenses:
Cost of sales (exclusive of
depreciation shown
separately below)                   4         1,967      1,947      (1,832)    2,082        -        2,814       (544)     4,356
Depreciation                        -            99                      -        99        -           78          -        177
Selling, general and
administrative                      7            27          1           -        28        -          135        (18)       152
Other operating expense             -             -         62           -        62        -            -          -         62
                             -------------------------------------------------------------------------------------------------------
Operating income                  (11)         (257)       290           -        33        -          142        (22)       142
Equity in earnings of
subsidiaries                       59             -          -           -         -        -            -        (59)         -
Other income (expense) - net        -            16         14           -        30        1           20         (7)        44
Financing costs:
Net interest income (expense)       1           (57)       (20)                  (77)      (9)        (118)         -       (203)
Net gain (loss) from foreign
exchange                            -             -          -           -         -        -           81        (58)        23
                             -------------------------------------------------------------------------------------------------------
Income before taxes                49          (298)       284           -       (14)      (8)         125       (146)         6
Income tax (benefit) expense:
Current                             -           (47)        45           -        (2)      (1)          21          -         18
Deferred                            -           (44)        39           -        (5)      (2)         (54)         -        (61)
                             -------------------------------------------------------------------------------------------------------
Net income (loss)                  49          (207)       200           -        (7)      (5)         158       (146)        49
                             -------------------------------------------------------------------------------------------------------

Condensed consolidating statements of comprehensive income for the year ended December 31, 2002

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                        Ispat                                      Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------
Net income (loss)               $  49       $(207)     $ 200       $   -     $  (7)     $  (5)     $ 158      $(146)     $  49
Other comprehensive income
  (loss)                            -        (249)        (2)          -      (251)         -        (14)         2       (263)
                             -------------------------------------------------------------------------------------------------------
Comprehensive income               49        (456)       198           -      (258)        (5)       144       (144)      (214)
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
  Cash and cash equivalents     $   -       $    2     $    8      $    -    $    10    $   1      $    66    $     -    $    77
  Trade accounts receivable         -           92        166           -        258        -          273         (2)       529
  Inventories                       -           51        392           -        443        -          448        (18)       873
  Other current assets             95           52         (7)          -         45        9        2,077     (2,093)       133
                             -------------------------------------------------------------------------------------------------------
  Total current assets             95          197        559           -        756       10        2,864     (2,113)     1,612
Property, plant and equipment
  - net                             -        1,734          -           -      1,734        -        1,301          -      3,035
Investments in affiliates         359          366        215        (366)       215       90        6,064     (6,471)       257
Other assets                        3          453          4           -        457      669          145       (666)       608
                             -------------------------------------------------------------------------------------------------------
  Total assets                    457        2,750        778        (366)     3,162      769       10,374     (9,250)     5,512
                             -------------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity

Current liabilities:
  Payable to banks and current
  portion of long-term debt         -            7          -           -          7        7          248          -        262
  Trade accounts payable            -          159         17           -        176        -          431          -        607
  Accrued expenses and other
  current liabilities             304          207          4           -        211       15          512       (637)       405
                             -------------------------------------------------------------------------------------------------------
  Total current liabilities       304          373         21           -        394       22        1,191       (637)     1,274
Long-term debt                      -        1,017        225           -      1,242      662        1,715     (1,597)     2,022
Deferred employee benefits          -        1,705          -           -      1,705        -          176          -      1,881
Other long-term obligations        25           56          2           -         58        6          118          -        207
                             -------------------------------------------------------------------------------------------------------
  Total liabilities               329        3,151        248           -      3,399      690        3,200     (2,234)     5,384
Shareholders' equity              128         (401)       530        (366)      (237)      79        7,174     (7,016)       128
                             -------------------------------------------------------------------------------------------------------
  Total liabilities and
  shareholders' equity            457        2,750        778        (366)     3,162      769       10,374     (9,250)     5,512
                             -------------------------------------------------------------------------------------------------------

Condensed consolidating statements of cash flows for the year ended December 31, 2002

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                        Ispat                                      Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                                              As                                As                                          As
                                          restated -                         restated -                                 restated -
                                         See Note 21                        See Note 21                                See Note 21
                             -------------------------------------------------------------------------------------------------------
Net cash provided by
operating activities            $  94       $  136     $  (115)    $   -     $    21    $  (5)     $    60    $   (32)   $   138
                             -------------------------------------------------------------------------------------------------------
Investing activities:
Purchases of property, plant
and equipment (PP&E)                -          (52)          -         -         (52)       -          (56)         -       (108)
Proceeds from sale of assets
and investment including
affiliates and joint ventures       -            -           -         -           -        -           18          -         18
Investment in affiliates and
joint ventures                    (98)         (46)         57         -          11        -          (46)       144         11
Other investing activities          -            -           -         -           -        -           (1)         -         (1)
                             -------------------------------------------------------------------------------------------------------
Net cash provided (used) by
investing activities              (98)         (98)         57         -         (41)       -          (85)       144        (80)
                             -------------------------------------------------------------------------------------------------------
Financing activities:
Proceeds from payable to banks      -            -       2,242         -       2,242        -          117          -      2,359
Proceeds from long-term debt        -            -           -         -           -        3          122          -        125
Proceeds from long-term debt
payable to affiliated               -            -           -         -           -        7            -         (7)         -
Payments of payable to banks        -          (14)     (2,198)        -      (2,212)       -         (134)         -     (2,346)
Payments of long-term debt
payable to unrelated parties        -          (13)          -         -         (13)      (7)        (190)        (3)      (213)
Payments of long-term debt
payable to affiliated               -           (9)          -         -          (9)       -          (14)        23         -
Purchase of treasury stock         (1)           -           -         -           -        -            -          -         (1)
Sale of treasury stock              5            -           -         -           -        -            -          -          5
Capital contribution                -            -           -         -           -        -           83        (83)         -
Dividends                           -           (2)          -         -          (2)       -           38        (36)         -
Issue of share capital - net        -            -           -         -           -        -            6         (6)         -
                             -------------------------------------------------------------------------------------------------------
Net cash used by financing
activities                          4          (38)         44         -           6        3           28       (112)       (71)
                             -------------------------------------------------------------------------------------------------------
Net increase (decrease) in
cash and cash equivalents           -            -         (14)        -         (14)      (2)           3          -        (13)
Effect of exchange rate
changes on cash                     -            -           -         -           -        -            5          -          5
Cash and cash equivalents:
   At the beginning of the year     -            2          22         -          24        3           58          -         85
   At the end of the year           -            2           8         -          10        1           66          -         77

Condensed consolidating statements of income for the year ended December 31, 2003

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                        Ispat                                      Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------
Net sales                       $   -       $ 2,107    $   548     $  (432)  $ 2,223    $   -      $ 3,615    $  (397)   $ 5,441
Costs and expenses:
Cost of sales (exclusive of
depreciation shown
separately below)                   -         2,092        443        (432)    2,103        -        3,205       (365)     4,943
Depreciation                        -            97                      -        97        -           86          -        183
Selling, general and
administrative                     14            25          2           -        27        -          149        (26)       164
Other operating expense             -             -          -           -         -        -            -          -          -
                             -------------------------------------------------------------------------------------------------------
Operating income                  (14)         (107)       103           -        (4)       -          175         (6)       151

Equity in earnings of
subsidiaries                       72             -          -           -         -        -            -        (72)         -
Other income (expense) - net       18            (5)        13           -         8        7           35        (15)        53
Financing costs:
Net interest income (expense)     (10)          (64)        (6)                  (70)       3          (74)         -       (151)
Net gain (loss) from
foreign exchange                    -             -          -           -         -        -           57        (53)         4
                             -------------------------------------------------------------------------------------------------------
Income before taxes                66          (176)       110           -       (66)      10          193       (146)        57

Income tax (benefit) expense:
Current                             -             9          2           -        11       (1)          12          -         22
Deferred                            -           (46)        20           -       (26)       5            8        (17)       (30)
                             -------------------------------------------------------------------------------------------------------
Net income (loss) before
cumulative effect of change in
accounting principle               66          (139)        88           -       (51)       6          173       (129)        65
Cumulative effect of change in
accounting principle                -            (2)         -           -        (2)       -            3          -          1
                             -------------------------------------------------------------------------------------------------------
Net income (loss)                  66          (141)        88                   (53)       6          176       (129)        66
                             -------------------------------------------------------------------------------------------------------


Condensed consolidating statements of comprehensive income for the year ended December 31, 2003

                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                        Ispat                                      Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------
Net income                      $  66       $(141)     $  88       $   -     $ (53)     $   6      $ 176      $(129)     $  66
Other comprehensive income
(loss)                              -         (79)        (2)          -       (81)         -         62        (18)       (37)
                             -------------------------------------------------------------------------------------------------------
Comprehensive income               66        (220)        86           -      (134)         6        238       (147)        29
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
  Cash and cash equivalents     $     1     $    2     $    11     $   -     $    13    $   -      $    64    $     2    $    80
  Trade accounts receivable           -         39         177         -         216        -          297         (6)        507
  Inventories                         -        372           -         -         372        -          465         (9)        828
  Other current assets              130       (104)        137         -          33        7        2,339     (2,374)        135
                             -------------------------------------------------------------------------------------------------------
  Total current assets              131        309         325         -         634        7        3,165     (2,387)      1,550
Property, plant and equipment
  - net                               -      1,751           -         -       1,751        -        1,340          -       3,091
Investments in affiliates           394        321         214      (321)        214       90        6,255     (6,701)        252
Other assets                          4        533           4         -         537      657          220       (676)        742
                             -------------------------------------------------------------------------------------------------------
  Total assets                      529      2,914         543      (321)      3,136      754       10,980     (9,764)      5,635
                             -------------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity

Current liabilities:
  Payable to banks and current
  portion of long-term debt           -         22           -         -          22        7          334          -         363
  Trade accounts payable              -        157          26         -         183        -          394          -         577
  Accrued expenses and other
  current liabilities               360        272           4         -         276        -          907     (1,023)        520
                             -------------------------------------------------------------------------------------------------------
  Total current liabilities         360        451          30         -         481        7        1,635     (1,023)      1,460
Long-term debt                        -      1,165         150         -       1,315      655        1,580     (1,636)      1,914
Deferred employee benefits            -      1,647          --         -       1,647        -          259          -       1,906
Other long-term obligations          20         78           2         -          80        6           98          2         206
                             -------------------------------------------------------------------------------------------------------
  Total liabilities                 380      3,341         182         -       3,523      668        3,572     (2,657)      5,486
Shareholders' equity                149       (427)        361      (321)       (387)      86        7,408     (7,107)        149
                             -------------------------------------------------------------------------------------------------------
  Total liabilities and
  shareholders' equity              529      2,914         543      (321)      3,136      754       10,980     (9,764)      5,635
                             -------------------------------------------------------------------------------------------------------


Condensed consolidating statements of cash flows for the year ended December 31, 2003


                                                Ispat Inland - Issuer Subsidiary
                                         ---------------------------------------------

                                                                                                   Ispat
                                                        Ispat                                      Inter-
                                 Ispat      Ispat      Inland -                                   national -  Ispat      Ispat
                                 Inter-     Inland -     Non-        Con-     Ispat                  Non-     Inter-     Inter-
                                national - Guarantor  Guarantor   solidating  Inland -  Ispat     guarantor  national - national -
                                 Parent       Sub-       Sub-       Adjust-     Con-    Inland       Sub-    Elimina-      Con-
                                Company    sidiaries  sidiaries     ments    solidated    LP      sidiaries    tions    solidated
                             -------------------------------------------------------------------------------------------------------
Net cash provided by
operating activities            $   (62)    $    63    $   (39)    $   -     $    24    $    13     $   314    $  (100)   $   189
                             -------------------------------------------------------------------------------------------------------
Investing activities:
Purchases of property,
plant and equipment (PP&E)            -        (111)         -         -        (111)         -         (53)         -       (164)
Proceeds from sale of
assets and investment
including affiliates and
joint ventures                        -           -          -         -           -          -          21          -         21
Investment in affiliates
and joint ventures                    -         (98)       117         -          19          -          12        (12)        19
Other investing activities            -           -          -         -           -          -           -          -          -
                             -------------------------------------------------------------------------------------------------------
Net cash provided (used) by
investing activities                  -        (209)       117         -         (92)         -         (20)       (12)      (124)
                             -------------------------------------------------------------------------------------------------------
Financing activities:
Proceeds from payable to banks        -         973      2,429         -       3,402          -         159         15      3,576
Proceeds from long-term debt         71           9          -         -           9          -          66        (94)        52
Proceeds from long-term debt
payable to affiliated                 -          76          -         -          76          -        (149)       167         94
Payments of payable to banks          -        (886)    (2,504)        -      (3,390)         -        (180)         -     (3,570)
Payments of long-term debt
payable to unrelated parties          -          (3)         -         -          (3)       (13)       (189)        (2)      (207)
Payments of long-term debt
payable to affiliated                 -          (7)         -         -          (7)        (1)         (3)        11          -
Purchase of treasury stock           (8)          -          -         -           -          -           -          -         (8)
Sale of treasury stock                -           -          -         -           -          -           -          -          -
Capital contribution                  -           -          -         -           -          -          (4)         4          -
Dividends                             -         (16)         -         -         (16)         -         (23)        39          -
Issue of  share capital - net         -           -          -         -           -          -          28        (28)         -
                             -------------------------------------------------------------------------------------------------------
Net cash used by financing
activities                           63         146        (75)        -          71        (14)       (295)       112        (63)
                             -------------------------------------------------------------------------------------------------------
Net increase (decrease) in
cash and cash equivalents             1           -          3         -           3         (1)         (1)         -          2
Effect of exchange rate changes
on cash                               -           -          -         -           -          -           1          -          1
Cash and cash equivalents:
   At the beginning of the year       -           2          8         -          10          1          66          -         77
   At the end of the year             1           2         11         -          13          -          66          -         80






NOTE 21: RESTATEMENT

Subsequent to the issuance of the consolidated financial statements for the period ended December 31, 2003 the Company determined that it should have eliminated the gains on the early extinguishment of debt in computing 2002 and 2001 Cash Flows provided from operating activities rather than being reported as part of the Company's Cash flow used by financing activities. Additionally, in 2001, a non-cash equity investment was included in Cash flows from operating activities and investing activities, rather than being excluded from the statement of cash flows and disclosed as a non-cash investment.



                                                   As Previously
                                                      Reported       As Restated
Year ended December 31, 2002
Cash flows provided by operating activities           $    168         $    138
Cash flows used by financing activities                   (101)             (71)

Year ended December 31, 2001
Cash flows provided by operating activities                 40               22
Cash flows used in investing activities                    (48)             (35)
Cash flows used by financing activities               $   (123)        $   (118)