Form 20-F
period 2004-12-31
MITTAL STEEL CO N.V.
filed 2005-03-31
CIK 1041989

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                        Commission file number 001-14666

                            MITTAL STEEL COMPANY N.V.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 THE NETHERLANDS
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)
                             15TH FLOOR, HOFPLEIN 20
                                3032 AC ROTTERDAM
                                 THE NETHERLANDS
              (ADDRESS OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                              -------------------
Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

      CLASS A COMMON SHARES, PAR VALUE EUR 0.01 PER SHARE........   194,509,790

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

                            Item 17 [ ] Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                              Page
PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION..................      3
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS................      5

                                     PART I                                    7

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........      7
ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.........................      7
ITEM 3.  KEY INFORMATION.................................................      7
      A         Selected Financial Data..................................      7
      B         Capitalization and Indebtedness..........................      8
      C         Reasons for the Offer and Use of Proceeds................      8
      D         Risk Factors.............................................      8
ITEM 4.  INFORMATION ON THE COMPANY......................................     19
      A         History and Development of the Company...................     19
      B         Business Overview........................................     24
      C         Organizational Structure.................................     33
      D         Property, Plants and Equipment...........................     34
ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................     48
      A         Operating Results........................................     53
      B         Liquidity and Capital Resources..........................     63
      C         Research and Development, Patents and Licenses...........     68
      D         Trend Information........................................     68
      E         Off-Balance Sheet Arrangements...........................     70
      F         Tabular Disclosure of Contractual Obligations............     70
      G         Safe Harbor..............................................     71
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................     72
      A         Directors and Senior Management..........................     72
      B         Compensation.............................................     78
      C         Board Practices..........................................     81
      D         Employees................................................     86
      E         Share Ownership..........................................     86
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............      87
      A         Major Shareholders.......................................     87
      B         Related Party Transactions...............................     89
      C         Interest of Experts and Counsel..........................     90
ITEM 8.  FINANCIAL INFORMATION...........................................     91
      A         Consolidated Statements and Other Financial Information..     91
      B         Significant Changes......................................     94
ITEM 9.  THE OFFER AND LISTING...........................................     95
      A         Offer and Listing Details................................     95
      B         Plan of Distribution.....................................     95
      C         Markets..................................................     95
      D         Selling Shareholders.....................................     96
      E         Dilution.................................................     96
      F         Expenses of the Issue....................................     96
ITEM 10.  ADDITIONAL INFORMATION.........................................     97
      A         Share Capital............................................     97
      B         Memorandum and Articles of Association...................     97
      C         Material Contracts.......................................     97
      D         Exchange Controls........................................     97
      E         Taxation.................................................     98

      F         Dividends and Paying Agents..............................    104
      G         Statements by Experts....................................    104
      H         Documents on Display.....................................    105
      I         Subsidiary Information...................................    105
ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....    106
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........    110
      A         Debt Securities..........................................    110
      B         Warrant and Rights.......................................    110
      C         Other Securities.........................................    110
      D         American Depositary Shares...............................    110

                                    PART II                                  111

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................    111
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE OF PROCEEDS................................................    111
ITEM 15.  CONTROLS AND PROCEDURES........................................    111
ITEM 16.  [RESERVED].....................................................    111
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT...............................    111
ITEM 16B. CODE OF ETHICS.................................................    111
ITEM 16C. PRINCIPLE ACCOUNTANT FEES AND SERVICES.........................    112
ITEM 16D. EXEMPTIONS FROM LISTINGS STANDARDS FOR AUDIT COMMITTEES........    112
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED....    112

                                    PART III                                 114

ITEM 17.  FINANCIAL STATEMENTS...........................................    114
ITEM 18.  FINANCIAL STATEMENTS...........................................    114
ITEM 19.  EXHIBITS.......................................................    115

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

DEFINITIONS

Unless otherwise indicated:

         *"Ispat International" refers to Ispat International N.V. and its subsidiaries as they existed prior to the acquisition of LNM Holdings on December 17, 2004 and to their predecessor companies for periods prior to the organization of Ispat International in 1997.

         *"LNM Holdings" refers to LNM Holdings N.V. and its subsidiaries as they existed prior to their acquisition by Ispat International on December 17, 2004 and to their predecessor companies for the periods prior to the organization of LNM Holdings. On December 20, 2004, LNM Holdings N.V.'s name was changed to Mittal Steel Holdings N.V.

         *"Mittal Steel" refers to (i) with respect to time periods occurring on or after December 17, 2004, Mittal Steel Company N.V., formerly known as Ispat International N.V., and its subsidiaries (which include LNM Holdings and its subsidiaries) and (ii) with respect to time periods occurring before December 17, 2004, Ispat International and its subsidiaries and their predecessors adjusted to give effect to the acquisition of LNM Holdings and its subsidiaries and their predecessors.

         Unless the context otherwise requires, the term "Mittal Steel" refers to Mittal Steel Company N.V. and the term "Company", "corporation", "enterprise" or "Mittal" refers to Mittal Steel and its subsidiaries.

         In connection with changing its corporate name from Ispat International N.V. to Mittal Steel Company N.V., Mittal Steel is also changing the corporate names of certain of its subsidiaries. Set forth below are certain of Mittal Steel's subsidiaries, listed by jurisdiction of organization, indicating the former name of the subsidiary, the current/contemplated new name of the subsidiary and the abbreviations used herein. Certain of the name changes have not yet been effected, but Mittal Steel anticipates completing this process in the second quarter of 2005. For the purposes of this Annual Report, the new name or abbreviated names will be used where applicable.

--------------------------------------------------------------------------------------------------------------
COUNTRY              FORMER NAME OF                    CURRENT/CONTEMPLATED NEW NAME   ABBREVIATION
                     SUBSIDIARY                        OF SUBSIDIARY
--------------------------------------------------------------------------------------------------------------
Algeria              Ispat Annaba Spa ("Ispat          Mittal Steel Annaba Spa         Mittal Steel Annaba
                     Annaba")
                     -----------------------------------------------------------------------------------------
                     Ispat Tebessa Spa ("Ispat         Mittal Steel Tebessa Spa        Mittal Steel Tebessa
                     Tebessa")
--------------------------------------------------------------------------------------------------------------
Bosnia               RZR Ljubija a.d.                  RZR Ljubija a.d.                RZR Ljubija
                     -----------------------------------------------------------------------------------------
                     BH Steel                          Mittal Steel Zenica a.d.        Mittal Steel Zenica
--------------------------------------------------------------------------------------------------------------
Canada               Ispat Sidbec Inc. ("Ispat         Mittal Canada Inc.              Mittal Canada
                     Sidbec")
--------------------------------------------------------------------------------------------------------------
Czech Republic       Ispat Nova Hut a.s. (Ispat Nova   Mittal Steel Ostrava a.s.       Mittal Steel Ostrava
                     Hut")
--------------------------------------------------------------------------------------------------------------
Dubai (United Arab   LNM Marketing FZE ("LNM           Mittal Steel Marketing FZE      Mittal Steel Marketing
Emirates)            Marketing")
--------------------------------------------------------------------------------------------------------------
France               Ispat Unimetal S.A                Mittal Steel Gandrange S.A.     Mittal Steel Gandrange
                     ("Unimetal")
                     -----------------------------------------------------------------------------------------
                     Trefileurope S.A.                 Trefileurope S.A.               Trefileurope
--------------------------------------------------------------------------------------------------------------
Germany              Ispat Hamburger Stahlwerke GmbH   Mittal Steel Hamburg GmbH       Mittal Steel Hamburg
                     ("Ispat Hamburg" or "IHSW")
                     -----------------------------------------------------------------------------------------
                     Ispat Stahlwerk Ruhrort GmbH      Mittal Steel Ruhrort GmbH       Mittal Steel Ruhrort
                     ("ISRG")
                     -----------------------------------------------------------------------------------------
                     Ispat Walzdraht Hochfeld GmbH     Mittal Steel Hochfeld GmbH      Mittal Steel Hochfeld
                     ("IWHG")
--------------------------------------------------------------------------------------------------------------
Kazakhstan           Ispat Karmet OJSC ("Ispat         Mittal Steel Temirtau OJSC      Mittal Steel
                     Karmet")                                                          Temirtau
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Luxembourg           Ispat Europe Group S.A. ("Ispat   Mittal Steel Europe             Mittal Steel Europe
                     Europe Group" or                  S.A.
                     "IEG")
--------------------------------------------------------------------------------------------------------------
Macedonia            RZ Ladna Valavnica a.d.           Mittal Steel Skopje (CRM) a.d.  Mittal Steel
                                                       Mittal Steel Skopje (HRM) a.d.  Skopje
                     RZ Valavnica za Lenti
                     a.d.
--------------------------------------------------------------------------------------------------------------
Mexico               Ispat Mexicana, S.A. de C.V.      Mittal Steel Lazaro Cardenas    Mittal Steel Lazaro
                     ("Ispat Mexicana"  or "Imexsa")   S.A. de C.V.                    Cardenas
--------------------------------------------------------------------------------------------------------------
Poland               Ispat Polska S.A. ("Ispat         Mittal Steel Poland S.A.        Mittal Steel
                     Polska")                                                          Poland
--------------------------------------------------------------------------------------------------------------
Romania              Ispat Sidex S.A. ("Ispat Sidex")  Mittal Steel Galati S.A.        Mittal Steel Galati
                     -----------------------------------------------------------------------------------------
                     Ispat Petrotub S.A. ("Ispat       Mittal Steel Roman S.A.         Mittal Steel Roman
                     Petrotub")
                     -----------------------------------------------------------------------------------------
                     Ispat Tepro S.A. (Ispat Tepro")   Mittal Steel Iasi S.A.          Mittal Steel Iasi
                     -----------------------------------------------------------------------------------------
                     S.C. Siderurgica S.A              Mittal Steel Hunedoara S.A.     Mittal Steel
                                                                                       Hunedoara
--------------------------------------------------------------------------------------------------------------
South Africa         Ispat Iscor Limited ("Ispat       Mittal Steel South Africa       Mittal Steel South
                     Iscor")                           Limited                         Africa
--------------------------------------------------------------------------------------------------------------
Trinidad and         Caribbean Ispat Limited           Mittal Steel Point Lisas        Mittal Steel Point Lisas
Tobago               ("CIL")                           Limited
--------------------------------------------------------------------------------------------------------------
United States of     Ispat Inland Inc. ("Ispat         Ispat Inland Inc.               Ispat Inland or Inland
America              Inland")
--------------------------------------------------------------------------------------------------------------


         All references to "ISG" refer to International Steel Group Inc.

         All references to the "controlling shareholder" refer, collectively, to Mr. Lakshmi N. Mittal and his wife, Mrs. Usha Mittal.

         All references to "production capacity" mean the annual production capacity of plant and equipment based on existing technical parameters as estimated by management. All references to "steel products" as used herein mean to finished and semi-finished steel products and exclude direct reduced iron ("DRI"). All quantity figures for shipments of our steel products include intercompany sales. All references to "Sales" include shipping and handling fees and costs as per EITF Issue No. 00-10.

         The term "tonnes" as used herein means a metric tonne. A metric tonne is equal to 1,000 kilograms or 2,204.62 pounds. The term "ton" or "net ton" as used herein means a short ton. One short ton is equal to 2,000 pounds. All references to iron ore, iron ore pellets, DRI, hot metal, coke, coal, pig iron and scrap are calculated using tonnes, and all references to steel products including liquid steel are calculated using tons.

         The term "Articles of Association" refers to the amended and restated articles of association of Mittal Steel, dated December 17, 2004.

FINANCIAL INFORMATION

         This Annual Report contains audited consolidated financial statements and notes thereto of the Company at December 31, 2003 and 2004 and for each of the years ended December 31, 2002, 2003 and 2004 (together, the "Consolidated Financial Statements") and selected consolidated financial information of Mittal Steel for the periods presented in the Consolidated Financial Statements and at December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001.

         On December 17, 2004, Ispat International N.V. completed its acquisition of LNM Holdings N.V. and changed its name to Mittal Steel Company N.V. As Ispat International N.V. and LNM Holdings N.V. are affiliates under common control, the acquisition of LNM Holdings N.V. is accounted for on the basis of common control accounting, which is similar to the method of accounting formerly known as a "pooling-of-interests ".

         As a result, these consolidated financial statements and all other financial and operating data contained herein reflect the financial position and results of operations for Mittal Steel as though the former Ispat

International N.V. and the former LNM Holdings N.V., were part of the combined Mittal Steel Company N.V. during all the periods presented herein. Intercompany balances and transactions have been eliminated in consolidation.

         The Consolidated Financial Statements, which include the accounts of Mittal Steel and its subsidiaries, all of which are controlled by Mittal Steel, have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") (see also Notes 1 and 2 to the Consolidated Financial Statements) and have been audited by Deloitte Accountants B.V., independent registered public accounting firm. The financial records of each of the operating subsidiaries are maintained in the currency of the country in which such subsidiary is located using the statutory or generally accepted accounting principles of such country. For consolidation purposes, financial statements have been prepared in conformity with U.S. GAAP and expressed in U.S. dollars, the reporting currency.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 based on estimates and assumptions. Forward-looking statements include, among other things, statements concerning the financial condition, results of operations and the business of Mittal Steel, including its recently acquired subsidiary, LNM Holdings and the proposed merger with ISG, and the anticipated financial and other benefits of the recently completed acquisition of LNM Holdings and the proposed merger with ISG. These statements usually contain the words "believes", "plans", "expects", "anticipates", "intends", "estimates" or other similar expressions. For each of these statements, you should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although it is believed that the expectations reflected in these forward-looking statements are reasonable, there is no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected effects on the business or operations of Mittal Steel. These forward-looking statements speak only as of the date on which the statements were made and no obligation has been undertaken to publicly update or revise any forward-looking statements made in this Annual Report or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations. In addition to other factors and matters contained in this Annual Report, it is believed the following factors, among others, could cause actual results to differ materially from those discussed in the forward-looking statements:

*cost savings and other benefits expected to result from the recently completed acquisition of LNM Holdings and the proposed merger with ISG may not be fully realized or realized within the expected time frame;

*costs or difficulties related to the integration of the businesses of Mittal Steel, LNM Holdings and ISG may be greater than expected;

*the risk of a significant delay in the completion of the proposed merger with ISG and/or unexpected consequences resulting from the recently completed acquisition of LNM Holdings and the proposed merger with ISG;

*the risk that a government authority may impose unfavorable terms as a condition to the merger with ISG;

*operating results following the recently completed acquisition of LNM Holdings and the proposed merger with ISG may be lower than expected;

*adverse changes in interest rates may reduce interest margins;

*general economic conditions, whether nationally or in the market areas in which Mittal Steel conducts business, may be less favorable than expected;

*the risk of disruption or volatility in the economic, political or social environment in those countries in which Mittal Steel conducts business;

*legislation or regulatory changes may adversely affect the businesses in which Mittal Steel is engaged;

*uncertainty as to the actions of the controlling shareholder of Mittal Steel;

*Mittal Steel's ability to maintain operational flexibility given its high debt level;

*Mittal Steel's ability to attract and retain talented management;

*fluctuations in currency exchange rates;

*Mittal Steel's ability to operate within the limitations imposed by financing arrangements;

*Mittal Steel's ability to obtain financing on acceptable terms to finance its growth;

*the risk of significant supply shortages and increases in the cost of raw materials, energy and transportation;

*the risk of labor disputes;

*the risk of decreasing prices for Mittal Steel's products and other forms of competition in the steel industry;

*increased competition from substitute materials (e.g. aluminum); and

*Mittal Steel's ability to successfully operate within a cyclical industry.

         These factors and others that could cause results to differ materially for those discussed in forward-looking statements are discussed in more detail in this Annual Report, including under "Item 3D -- Key Information -- Risk Factors".

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The following table presents selected consolidated financial information of Mittal Steel for the years ended December 31, 2000, 2001, 2002, 2003 and 2004. This selected consolidated financial information should be read in conjunction with the respective audited Consolidated Financial Statements of Mittal Steel, including the notes thereto.

                                                                              YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------------------------------------
                                                        2000            2001            2002           2003             2004
                                                      ------------------------------------------------------------------------
                                                          (all amounts in $ millions except per share data and percentages)
STATEMENT OF INCOME DATA
Sales                                                 $ 6,274         $ 5,423         $ 7,080         $ 9,567         $ 22,197
Cost of sales (exclusive of depreciation)               5,180           4,952           5,752           7,568           14,694
   Gross profit (before deducting depreciation)         1,094             471           1,328           1,999            7,503
   Gross margin as percentage of Sales                   17.4%            8.7%           18.8%           20.9%            33.8%
Depreciation                                              240             229             266             331              553
Selling, general and administrative expenses              231             204             298             369              804
Other operating expenses                                   --              75              62              --               --
   Operating income/(loss)                                623             (37)            702           1,299            6,146
   Operating margin as percentage of Sales                9.9%           (0.7)%           9.9%           13.6%            27.7%
Other income (expense) - net                               24              20              32              70              128
Income from equity investments                             --              --             111             162               66
Financing costs:
   Net interest expense                                  (242)           (235)           (222)           (175)            (187)
   Net gain/(loss) from foreign exchange                   (2)            (18)             15              44              (20)
Income/(loss) before taxes, minority interest             403            (270)            638           1,400            6,133
and cumulative effect of change in accounting
principle
Net income/(loss)                                         398            (199)            595           1,182            4,701
Basic and diluted earnings/(loss) per
common share(1)                                          0.62           (0.31)           0.92            1.83             7.31


                                                                                  AT DECEMBER 31,
                                                       -----------------------------------------------------------------------
                                                        2000            2001            2002            2003             2004
                                                       -----------------------------------------------------------------------
                                                                             (all amounts in $ millions)
BALANCE SHEET DATA
Cash and cash equivalents, including
   short-term investments and restricted cash          $  339          $  225          $  417         $   900          $ 2,634
Property, plant and equipment - net                     3,914           4,138           4,094           4,654            7,562
Total assets                                            6,826           7,161           7,909          10,137           19,153
Payable to banks and current portion of
   long-term debt                                         403             470             546             780              341
Long-term debt (including affiliates)                   2,187           2,262           2,187           2,287            1,639
Shareholders' equity                                    1,530           1,106           1,442           2,561            5,846
Share capital(2)                                          535             539             543             533              488

                                                                              YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------------------------------------
                                                       2000             2001           2002            2003             2004
                                                       -----------------------------------------------------------------------
                                                              (all amounts in $ millions except quantity information)
OTHER DATA:
Net cash provided by operating activities            $    740        $    237        $    539        $  1,438         $  4,611
Net cash used in investing activities                    (281)           (214)           (360)           (814)            (801)
Net cash provided by (used in) by financing              (408)            (92)             16            (282)          (2,329)
activities
Total production of DRI (thousands of tonnes)           6,872           4,918           5,893           7,202            9,664
Total shipments of steel products  (thousands
of tons)                                               20,304          18,634          24,547          27,446           42,071

(1) Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented considering retroactively the shares issued by Mittal Steel in connection with the acquisition of LNM Holdings.

(2) Comprised of common shares and additional paid-in capital less treasury stock.

DIVIDENDS

         In 2000, a dividend of $18 million, $0.15 per share was declared by the Company and paid to its then shareholders.

         The following dividends were declared by LNM Holdings to its shareholder before it was acquired by the Company:

         - 2003 - dividend of $164 million, $0.33 per LNM Holdings share (which, when recalculated based on the total number of Mittal Steel shares in the consolidated balance sheet of Mittal Steel, works out to $0.25 per Mittal Steel share);

         - 2004 - dividend of $2,386 million, or $4.77 per LNM Holdings share, (which, when recalculated based on the total number of Mittal Steel shares in the consolidated balance sheet of Mittal Steel, works out to $3.71 per Mittal Steel share).

         The above LNM Holdings dividends were paid (and, to the extent remaining unpaid as of the date of this Annual Report, will be paid) only to the sole shareholder of LNM Holdings prior to its acquisition by the Company.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D.       RISK FACTORS

         Our business, financial condition or results of operations could be materially adversely affected by any of the risks and uncertainties described below. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations.

MITTAL STEEL HAS EXPERIENCED RAPID GROWTH THROUGH SUCCESSFUL ACQUISITIONS IN A RELATIVELY SHORT PERIOD OF TIME. MITTAL STEEL MAY NOT HAVE THE MANAGEMENT RESOURCES OR SUFFICIENT LEVELS OF INVESTMENT TO CONTINUE TO MEET ITS STRATEGIC OBJECTIVES.

          Mittal Steel has experienced rapid growth and development through successful acquisitions in a relatively short period of time and may continue to pursue acquisitions in order to meet its strategic objectives. Such growth entails significant investment, as well as increased operating costs. Overall growth in Mittal Steel's business also requires greater allocation of management resources from daily operations. In addition, the management of such growth (including management of multiple operating assets) will require, among other things, the continued development of Mittal Steel's financial and information management control systems, the ability to integrate newly acquired assets with existing operations, the ability to attract and retain sufficient numbers of qualified management and other personnel, the continued training and supervision of such personnel and the ability to manage the risks and liabilities associated with the acquired businesses. Failure to manage such growth, while at the same time maintaining adequate focus on the existing assets of Mittal Steel, could have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects. In addition, although Mittal Steel has grown through successful acquisitions in the past, no assurance can be given that it will be able to identify, acquire and successfully integrate additional companies in the future.

BENEFITS OF THE RECENTLY COMPLETED ACQUISITION OF LNM HOLDINGS AND THE PROPOSED MERGER WITH ISG MAY NOT BE REALIZED.

         Assuming Mittal Steel completes the proposed merger with ISG, and taking into account the recent completion of the acquisition of LNM Holdings, Mittal Steel will be integrating three companies that have previously operated independently. Integrating Ispat International's operations and personnel with those of ISG and LNM Holdings will be a complex process. Mittal Steel may not be able to integrate the operations of ISG and LNM Holdings with Ispat International's operations rapidly or without encountering difficulties. The successful integration of Ispat International with ISG and LNM Holdings will require, among other things, integration of ISG's, LNM Holdings' and Ispat International's products, sales and marketing operations, information and software systems, coordination of employee retention, hiring and training operations and coordination of future research and development efforts. The diversion of the attention of the combined company's management to the integration effort and any difficulties encountered in combining operations could adversely affect the combined company's businesses. Further, the process of combining Ispat International, ISG and LNM Holdings could negatively impact employee morale and the ability of Mittal Steel to retain some of Ispat International's, ISG's and LNM Holdings' key personnel after the acquisition of LNM Holdings and the merger with ISG.

STEEL COMPANIES ARE SUSCEPTIBLE TO CHANGES IN GOVERNMENTAL POLICIES AND INTERNATIONAL ECONOMIC CONDITIONS.

         Governmental, political and economic developments relating to inflation, interest rates, taxation, currency fluctuations, social or political instability, diplomatic relations, international conflicts and other factors may adversely affect the business, financial condition, results of operations or prospects of international steel companies. Mittal Steel has not, and currently does not intend to obtain, political risk insurance in any country in which it conducts its business.

MITTAL STEEL RELIES ON ECONOMIC GROWTH IN THE COUNTRIES IN WHICH ITS OPERATING SUBSIDIARIES OPERATE, WHICH MAY NOT CONTINUE. A SLOWDOWN IN ECONOMIC GROWTH IN SUCH COUNTRIES MAY HAVE A MATERIAL ADVERSE EFFECT ON MITTAL STEEL'S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR PROSPECTS.

         Mittal Steel's business strategy was developed partly on the assumptions that economic growth in the countries in which it operates and the modernization, restructuring and upgrading of the physical infrastructure in such countries will continue, thus creating an increased demand for its steel products and maintaining a stable level of steel prices in such countries and in other key product markets. While the demand in these countries for steel and steel products has gradually increased, there is no assurance that this trend will continue. Any slowdown in the development of these economies or any reduction in the investment budgets of governmental agencies and companies responsible for the modernization of such physical infrastructure may have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects.

MITTAL STEEL IS SUBJECT TO POLITICAL AND SOCIAL UNCERTAINTIES IN SOME OF THE DEVELOPING COUNTRIES IN WHICH IT OPERATES. ANY DISRUPTION OR VOLATILITY IN THE POLITICAL OR SOCIAL ENVIRONMENT IN THOSE COUNTRIES MAY HAVE A MATERIAL ADVERSE EFFECT ON MITTAL STEEL'S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR PROSPECTS.

         Mittal Steel operates in a number of developing countries. Approximately 71% of the sales of Mittal Steel for the year ended December 31, 2004 originated in developing countries. Some of the developing countries in which Mittal Steel operates have been undergoing substantial political transformations, from centrally controlled command economies to pluralist market-oriented democracies. There can be no assurance that the political and economic reforms necessary to complete such a transformation will continue. In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict. The political systems in these countries may be vulnerable to the populations' dissatisfaction with reforms, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects and its ability to continue to do business in these countries.

MITTAL STEEL IS SUBJECT TO ECONOMIC RISKS AND UNCERTAINTIES IN THE COUNTRIES IN WHICH IT OPERATES. ANY DETERIORATION OR DISRUPTION OF THE ECONOMIC ENVIRONMENT IN THOSE COUNTRIES MAY HAVE A MATERIAL ADVERSE EFFECT ON MITTAL STEEL'S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR PROSPECTS.

         Over the past few years, many of the countries in which Mittal Steel operates have experienced economic growth and improved economic stability in certain sectors. However, there can be no assurance that economic growth will continue in the future, and the legal systems in these countries, in particular with respect to bankruptcy proceedings, remains underdeveloped. Although economic conditions have improved in the last two and a half years, the prospect of widespread bankruptcy, mass unemployment and the deterioration of certain sectors of these economies still exists. No assurance can be given that reform policies will continue to be implemented and, if implemented, will be successful, or that these countries will remain receptive to foreign trade and investment, or that their economies will improve.

MITTAL STEEL HAS MADE SIGNIFICANT CAPITAL EXPENDITURE COMMITMENTS AND OTHER COMMITMENTS IN CONNECTION WITH CERTAIN ACQUISITIONS.

         In connection with the acquisition of certain of its operating subsidiaries, Mittal Steel has made significant capital expenditure commitments and other commitments with various governmental bodies over the next few years. Mittal Steel expects to fund such capital expenditure commitments and other commitments primarily through internal sources, but there can be no assurance that Mittal Steel will be able to generate or obtain sufficient funds to meet these requirements in the future or to complete these projects on a timely basis or at all. In addition, completion of these projects may be affected by factors that are beyond the control of Mittal Steel. See "Item 5 -- Operating and Financial Review and Prospects - Liquidity and Capital Resources -- Tabular Disclosure of Contractual Obligations" and Note 18 to the Mittal Steel's Consolidated Financial Statements.

         Mittal Steel has also made certain commitments relating to employees at certain of its operating subsidiaries. In many of these jurisdictions, it has agreed, in connection with the acquisition of interests in these subsidiaries that it will not make collective dismissals for certain periods. These periods generally extend up to 10 years following the date of acquisition. The inability to make such dismissals may affect the ability of Mittal Steel to coordinate its workforce in response to changing market conditions and may have an effect on its business, financial condition, results of operations or prospects.

         Although Mittal Steel has remained in compliance with its obligations under the relevant acquisition agreements, Mittal Steel may not be able to remain in compliance with some or all of these requirements in the future. Failure to remain in compliance may result in forfeiture of part of Mittal Steel's investment and/or the loss of certain tax and regulatory benefits and may therefore have an adverse effect on its business, financial condition, results of operations or prospects.

PENSION PLAN UNDER-FUNDING AT SOME OF MITTAL STEEL'S OPERATING SUBSIDIARIES AND THE NEED TO MAKE SUBSTANTIAL CASH CONTRIBUTIONS TO PENSION PLANS, WHICH MAY INCREASE IN THE FUTURE, MAY REDUCE THE CASH AVAILABLE FOR ITS BUSINESS.

         Mittal Steel's principal operating subsidiaries in Canada, France, Germany, Trinidad, the United States, South Africa and Kazakhstan provide defined benefit pension plans to their employees. Some of these plans are currently under-funded, in particular the pension plan of Inland, Mittal Steel's U.S. operating subsidiary. At December 31, 2004, the value of Inland's pension plan assets was $1,923 million, while the projected benefit obligation was $2,667 million, resulting in a deficit of $744 million. A large part of Mittal Steel's pension liabilities and funding requirements are at its U.S. operating subsidiary. See Note 14 to the Mittal Steel's Consolidated Financial Statements.

         The funded status of Inland's pension plan has been adversely affected in the last few years by a number of factors including low interest rates, which have impacted investment returns and discount rate assumptions and weak equity market performance. This also has had an impact on required future cash funding requirements. In addition to its agreement with the Pension Benefit Guaranty Corporation, or the PBGC, Mittal Steel is also required to make significant cash contributions pursuant to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA. Assuming modestly rising interest rates and reasonable market returns, the total of these contribution requirements (including the contributions required under the agreement with the PBGC) could exceed $500 million over the next few years and could be significantly higher depending on future asset performance, the levels of interest rates used to determine ERISA minimum funding requirements, actuarial assumptions and experience, union negotiated changes, future government regulations and the terms of the agreement with PBGC. Total cash contributions made to Inland's pension plan were $425 million from 1998 through December 31, 2004. The contribution required and made in 2004 was $112 million. Mittal Steel expects to contribute approximately $175 million to Inland's pension plan in 2005.

         Mittal Steel's funding obligations depend upon future asset performance, the level of interest rates used to measure ERISA minimum funding levels, actuarial assumptions and experience, union negotiated changes, future government regulation and the terms of the agreement with PBGC. Due to the large number of variables that determine pension funding requirements, which are difficult to predict, as well as any legislative action, future cash funding requirements for Mittal Steel's pension plans could be significantly higher than amounts currently estimated. These funding requirements could have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects.

THE DEPENDENCE OF CERTAIN OPERATING SUBSIDIARIES OF MITTAL STEEL ON EITHER EXPORT OR DOMESTIC MARKETS MAY LIMIT ITS FLEXIBILITY IN MANAGING ITS BUSINESS.

         Some of Mittal Steel's operating subsidiaries are primarily export oriented, as domestic markets are not adequate to support operations, and some of its operating subsidiaries are substantially dependent on the domestic markets of their countries of operation. Any rise in trade barriers or trade related actions in main export markets, or any fall in demand in the export or domestic markets due to weak economic conditions or other reasons, may adversely affect the operations of these subsidiaries and may limit Mittal Steel's flexibility in managing its business. See "Item 4B - Information on the Company -- Business Overview -- Government Regulation" and "Item 8A -- Financial Information -- Legal Proceedings" and Note 19 to the Mittal Steel Consolidated Financial Statements.

MITTAL STEEL MAY ENCOUNTER SUPPLY SHORTAGES AND INCREASES IN THE COST OF RAW MATERIALS, ENERGY AND TRANSPORTATION.

         Steel production requires substantial amounts of raw materials and energy, including iron ore fines, iron ore pellets, scrap, electricity, natural gas, coal and coke. Any prolonged interruption in the supply of raw materials or energy, or substantial increases in their costs, could adversely affect the business, financial condition, results of operations or prospects of steel companies. The availability and prices of raw materials may be negatively affected by:

*new laws or regulations;

*suppliers' allocations to other purchasers;

*interruptions in production by suppliers;

*accidents or other similar events at suppliers' premises or along the supply chain;

*changes in exchange rates;

*consolidation in steel-related industries;

*worldwide price fluctuations and other factors; and

*availability and cost of transportation.

         In addition, energy costs, including the cost of natural gas and electricity, make up a substantial portion of the cost of goods sold by steel companies. The price of energy has varied significantly in the past and may vary significantly in the future largely as a result of market conditions and other factors beyond the control of steel companies. Because the production of direct reduced iron and steel involves the use of significant amounts of natural gas, steel companies are sensitive to the price of natural gas.

         Further, global developments, particularly the dramatic increase in the demand for materials and inputs used in steel manufacturing from China, may cause severe shortages and/or substantial price increases of key raw materials and ocean transportation capacity. Inability to recoup such cost increases from increases in the selling prices of steel companies' products, or inability to cater to their customers' demands because of non-availability of key raw materials or other inputs, may have a material adverse effect on the business, financial condition, results of operations or prospects of steel companies.

         While Mittal Steel has been able to procure sufficient supplies of raw materials to meet its production needs, there can be no assurance that it will be able to procure adequate supplies in the future. In addition, a substantial portion of Mittal Steel's raw materials are procured under contracts that are either short-term or are subject to periodic price negotiations. Any prolonged interruption, discontinuation or other disruption in the supply of raw materials or energy, or substantial increases in their costs, could adversely affect the business, financial condition, results of operations or prospects of Mittal Steel.

MITTAL STEEL MAY FACE SIGNIFICANT PRICE AND OTHER FORMS OF COMPETITION FROM OTHER STEEL PRODUCERS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON ITS BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR PROSPECTS.

         Generally, the markets in which steel companies conduct business are highly competitive. Increased competition could cause Mittal Steel to lose market share, increase expenditures or reduce pricing, any one of which could have a material adverse effect on its business, financial condition, results of operations or prospects. The global steel industry has historically suffered from substantial over-capacity. Excess capacity in some of the products sold by Mittal Steel will intensify price competition for such products. This could require Mittal Steel to reduce the price for its products and, as a result, may have a material adverse effect on its business, financial condition, results of operations or prospects. Mittal Steel competes primarily on the basis of quality and the ability to meet customers' product specifications, delivery schedules and price. Some of the competitors of Mittal Steel may:

*benefit from greater capital resources;

*have different technologies;

*have lower raw material and energy costs; and

*have lower employee post-retirement benefit costs. See "Item 5 -- Operating and Financial Review and Prospects".

         In addition, the competitive position of Mittal Steel within the global steel industry may be affected by, among other things:

*the recent trend toward consolidation amongst competitors in the steel industry, particularly in Europe and the United States;

*exchange rate fluctuations that may make the products of Mittal Steel less competitive in relation to the products of steel companies based in other countries; and

*the development of new technologies for the production of steel and steel-related products.

MITTAL STEEL IS SUSCEPTIBLE TO THE CYCLICALITY OF THE STEEL INDUSTRY.

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

         The volatility and the length and nature of business cycles affecting the steel industry have become increasingly unpredictable, and the recurrence of another major downturn in the industry may have a material adverse effect on the business, financial condition, results of operations or prospects of steel companies, including Mittal Steel.

COMPETITION FROM OTHER MATERIALS MAY HAVE A MATERIAL ADVERSE EFFECT ON MITTAL STEEL'S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR PROSPECTS.

         In many applications, steel competes with other materials, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood. Additional substitutes for steel products could adversely affect future market prices and demand for steel products.

THE COMPETITIVE POSITION OF MITTAL STEEL DEPENDS ON ITS SENIOR MANAGEMENT TEAM AND THE LOSS OF ANY MEMBER FROM SUCH SENIOR MANAGEMENT TEAM COULD HAVE A MATERIAL ADVERSE EFFECT ON MITTAL STEEL'S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR PROSPECTS.

         The ability of Mittal Steel to maintain a competitive position and to implement its business strategy is dependent to a large degree on the services of its senior management team and particularly Mr. Lakshmi N. Mittal, Chairman of the board of directors and Chief Executive Officer of Mittal Steel. The loss of or any diminution in Mr. Lakshmi N. Mittal's services or those of the members of the senior management team of Mittal Steel or an inability to attract, retain and maintain additional senior management personnel, could have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects. Mittal Steel may not be able to retain its existing senior management personnel or to attract additional qualified senior management personnel in the future. Mittal Steel does not maintain key man life insurance on any members of its senior management.

MITTAL STEEL MAY EXPERIENCE CURRENCY FLUCTUATIONS AND BECOME SUBJECT TO EXCHANGE CONTROLS THAT COULD ADVERSELY AFFECT ITS BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR PROSPECTS.

         Mittal Steel operates and sells products in a number of countries, and as a result, its business, financial condition, results of operations or prospects could be adversely affected by fluctuations in exchange rates. Major changes in exchange rates, particularly changes in the value of the U.S. dollar against the currencies of countries in which Mittal Steel operates, could have an adverse effect on its business, financial condition, results of operations or prospects.

         The imposition of exchange controls or other similar restrictions on currency convertibility in the countries in which Mittal Steel operates could adversely affect its business, financial condition, results of operations or prospects. For example, some operations involving the South African rand and the Kazakh tenge are subject to limitations imposed by the South African Reserve Bank and National Bank of Kazakhstan, respectively. These restrictions have not historically had a material adverse effect on the business, financial condition, results of operations or prospects of Mittal Steel South Africa or Mittal Steel Temirtau, respectively. However, in the future these or other restrictions could have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects.

MITTAL STEEL COULD EXPERIENCE LABOR DISPUTES THAT COULD DISRUPT OPERATIONS.

         A substantial majority of the employees of Mittal Steel are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or, occasionally, during other periods for other reasons. See "Item 8A -- Financial Information -- Legal Proceedings" and Notes 18 and 19 to the Mittal Steel Consolidated Financial Statements.

         Any such breakdown leading to work stoppage and disruption of operations could have an adverse effect on the operations and financial results of Mittal Steel. Additionally, many of the contractors working at Mittal Steel's operating subsidiaries' plants employ workers who are represented by various trade unions. Disruptions with these contractors could also have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects.

EQUIPMENT DOWNTIME OR SHUTDOWNS COULD ADVERSELY AFFECT MITTAL STEEL'S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR PROSPECTS.

         Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and these equipments may incur downtime as a result of unanticipated failures or other events, such as fires or furnace breakdowns. Mittal

Steel's manufacturing plants have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures or other events. Such disruptions could have an adverse effect on Mittal Steel's operations, customer service levels and financial results.

THE INCOME TAX LIABILITY OF MITTAL STEEL MAY SUBSTANTIALLY INCREASE IF THE TAX LAWS AND REGULATIONS IN COUNTRIES IN WHICH IT OPERATES CHANGE OR BECOME SUBJECT TO VARYING INTERPRETATIONS OR INCONSISTENT ENFORCEMENT OR IF THE OPERATING SUBSIDIARIES OF MITTAL STEEL ARE UNABLE TO UTILIZE CERTAIN TAX BENEFITS.

         Taxes payable by companies in many of the countries in which Mittal Steel operates are substantial and include value-added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes.

         Tax laws and regulations in some of the countries in which Mittal Steel operates may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and continuing budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties in the future, which could have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of some business decisions. This uncertainty could expose Mittal Steel to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden. See "Item 4B -- Information on the Company -- Business Overview -- Government Regulation" and "Item 8A -- Financial Information -- Legal Proceedings" and Note 15 to the Mittal Steel Consolidated Financial Statements.

         In addition, many of the jurisdictions in which Mittal Steel operates have adopted transfer pricing legislation. While Mittal Steel believes that its operations are conducted in compliance with applicable transfer pricing legislation, if tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects.

         Mittal Steel's operating subsidiaries receive certain tax benefits (such as tax loss carryforwards), which result in temporary reductions or limitations on the total tax liability of the relevant operating subsidiary. The loss of these benefits on their scheduled expiration or as a result of a failure to comply with conditions imposed in connection with the acquisition of the relevant operating subsidiary may cause a corresponding increase in the tax liability associated with these operations.

         It is possible that taxing authorities in the countries in which Mittal Steel operates will introduce additional revenue raising measures. Although it is unclear how these provisions would operate, the introduction of any such provisions may affect the overall tax efficiency of Mittal Steel and may result in significant additional taxes becoming payable. Although Mittal Steel will undertake to minimize such exposures, it cannot offer any assurance that additional tax exposure will not arise or that any such additional tax exposure will not have a material adverse effect on its business, financial condition, results of operations or prospects.

         Mittal Steel may face a significant increase in its income taxes if tax rates and tax laws and regulations in the jurisdictions and treaties between jurisdictions in which it operates increase and/or are modified by regulatory authorities in an adverse manner. This may adversely affect Mittal Steel's cash flows, liquidity and ability to pay dividends. See "Item 5 -- Operating and Financial Review and Prospects -- Review of Operating Results -- Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 -- Income Tax."

MITTAL STEEL MAY BE UNABLE TO FULLY UTILIZE ITS DEFERRED TAX ASSET.

         At December 31, 2004, Mittal Steel had $1,161 million recorded as a deferred tax asset on its balance sheet. This asset can only be utilized if, and to the extent that, Mittal Steel's operating subsidiaries generate adequate levels of taxable income in future periods to set off the tax loss carryforwards and reverse the temporary differences before they expire. Mittal Steel's ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. Consequently, Mittal Steel cannot assure you that it will generate sufficient taxable income to realize its deferred tax asset. If Mittal Steel generates lower taxable income than the amount it has assumed in determining the deferred tax asset, then a valuation reserve will be required, with a corresponding charge against income.

STEEL COMPANIES ARE SUBJECT TO STRINGENT ENVIRONMENTAL REGULATIONS, AND MITTAL STEEL MAY BE REQUIRED TO SPEND CONSIDERABLE AMOUNTS OF MONEY IN ORDER TO COMPLY WITH SUCH REGULATIONS.

         Steel companies have spent, and can be expected to spend in the future, substantial amounts to comply with environmental laws and regulations, which, over time, have become more stringent. The operations of steel companies are subject to strict environmental laws and regulations in each of the jurisdictions in which they operate. These laws and regulations govern, generally, air and water pollution, the management and disposal of hazardous substances and the remediation of contamination. These requirements, or enforcement of these requirements, may become even more stringent in the future. Failure to comply could result in the assessment of civil and criminal penalties, the suspension of operations and lawsuits by private parties.

         In addition, EU Directives as well as any new or additional environmental compliance requirements that may arise out of the implementation by different countries of the Kyoto Protocol (United Nations Framework on Climate Change, 1992) may impose new and/or additional rules or more stringent environmental norms that steel companies may have to comply with. Such requirements may require additional capital expenditures or modifications in operating practices, particularly at steel companies operating in countries that have recently joined the European Union or are scheduled to join the European Union in the near future. If any of these new rules, regulations, norms or allocations contain major changes or are introduced very rapidly, there could be a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects. See "Item 4B -- Information on the Company -- Business Overview -- Government Regulation".

         Inland is involved in various environmental and other administrative or judicial actions initiated by governmental agencies. In 1990, Inland was a party to a lawsuit filed by the U.S. Environmental Protection Agency, or the EPA, under the Resource Conservation and Recovery Act. In 1993, Inland entered into a consent decree, or the EPA Consent Decree, which, among other things, requires the investigation and remediation of the Indiana Harbor Works. Corrective actions relating to the EPA Consent Decree may require significant expenditures over the next several years. At December 31, 2004 and December 31, 2003, Inland's reserves for environmental liabilities totaled $37 million and $37million, respectively, $22 million and $22 million of which is related to the sediment remediation under the EPA Consent Decree. See "Item 4B -- Information on the Company -- Business Overview -- Government Regulation", "Item 8A -- Financial Information -- Legal Proceedings," and Notes 18 and 19 to the Mittal Steel Consolidated Financial Statements.

         In addition, Mittal Steel has agreed to make certain capital expenditures related to environmental matters in connection with its acquisition of certain of its operating subsidiaries. See "Item 4B -- Information on the Company -- Business Overview -- Government Regulation", "Item 8A -- Financial Information -- Legal Proceedings" and Note 18 to the Mittal Steel Consolidated Financial Statements.

FUTURE SALES OF MITTAL STEEL'S COMMON SHARES MAY AFFECT THE MARKET PRICE OF ITS SHARES.

         Sales, or the possibility of sales, of substantial numbers of Mittal Steel's common shares in the public markets, including in The Netherlands and the United States, could have an adverse affect on the market price of its common shares. Any subsequent offering of the common shares of Mittal Steel may have rights, preferences or privileges senior to those of the common shares of Mittal Steel currently outstanding.

NATURAL DISASTERS COULD SIGNIFICANTLY DAMAGE MITTAL STEEL'S PRODUCTION
FACILITIES.

         Natural disasters could significantly damage Mittal Steel's production facilities and general infrastructure. In particular, Mittal Steel Lazaro Cardenas's production facilities are located in Lazaro Cardenas, Michoacan, Mexico and Mittal Steel Temirtau is located in the Karaganda region of the Republic of Kazakhstan, both of which are areas that have historically experienced earthquakes of varying magnitude. Extensive damage to either facility, or any other major production complexes, whether as a result of an earthquake or other natural disaster, could have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects.

MITTAL STEEL'S INSURANCE POLICIES PROVIDE LIMITED COVERAGE, POTENTIALLY LEAVING IT UNINSURED AGAINST SOME BUSINESS RISKS.

         The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects. Mittal Steel maintains comprehensive insurance on all property and equipment in amounts believed to be consistent with industry practices but it may not be fully insured against some business risks. Mittal Steel's insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. Under these policies, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms, are also covered. Each of the operating subsidiaries of Mittal Steel also maintains various other types of insurance, such as workmen's compensation insurance and marine insurance. Notwithstanding the insurance coverage that Mittal Steel and its subsidiaries carry, the occurrence of an accident that causes losses in excess of limits specified under the policy, or losses arising from events not covered by their insurance policies, could have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects.

PRODUCT LIABILITY CLAIMS COULD ADVERSELY AFFECT MITTAL STEEL'S OPERATIONS.

         Mittal Steel sells products to major manufacturers who are engaged to sell a wide range of end products. Furthermore, Mittal Steel's products are also sold to, and used in, certain safety-critical applications. If Mittal Steel were to sell steel that is inconsistent with the specifications of the order or the requirements of the application, significant disruptions to the customer's production lines could result. There could also be significant consequential damages resulting from the use of such products. Mittal Steel has a limited amount of product liability insurance coverage and a major claim for damages related to products sold could have a material adverse effect on its business, financial condition, results of operations or prospects.

INTERNATIONAL TRADE ACTIONS OR REGULATIONS AND TRADE-RELATED LEGAL PROCEEDINGS MAY ADVERSELY AFFECT SALES, REVENUES AND BUSINESS IN GENERAL OF STEEL COMPANIES.

         Mittal Steel is an international operation with sales spanning many countries, and therefore, its businesses have significant exposure to the effects of trade actions and barriers. In the past, various countries, including the United States, have instituted, or are contemplating the institution of, trade actions and barriers.

         Mittal Steel cannot predict the timing and nature of similar or other trade actions by the United States or any other country. Because of the international nature of Mittal Steel's operations it may be affected by any trade actions or restrictions introduced by any country in which it sells, or has the potential to sell, its products. Any such trade actions could adversely affect Mittal Steel's profit margins and, as a result, its business, financial condition, results of operations or prospects and, depending on the timing, nature and jurisdiction of such actions, such adverse effects could be material.

         In addition to the more general trade barriers described above, if any steel company were party to a regulatory or trade-related legal proceeding that was decided adversely to such company, or an operating subsidiary thereof, it could adversely affect the business, financial condition, results of operations or prospects of such company.

         See "Item 4B -- Information on the Company -- Business Overview -- Government Regulations".

SIGNIFICANT EXPENDITURES AND SENIOR MANAGEMENT TIME MAY BE REQUIRED WITH RESPECT TO MITTAL STEEL'S INTERNAL CONTROLS TO ENSURE COMPLIANCE WITH THE REQUIREMENTS OF SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002 WHEN THE REGULATIONS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, THEREUNDER COME FULLY INTO EFFECT.

         Section 404 of the Sarbanes-Oxley Act and the regulations of the SEC thereunder, upon becoming effective, will require senior executive and senior financial officers of Mittal Steel to assess on a regular basis the internal controls for financial reporting, evaluate the effectiveness of such internal controls and disclose any material weaknesses in such internal controls. Mittal Steel's external auditors will also be required to provide an attestation of management's evaluation. In the event that Mittal Steel senior management or independent auditors determine that Mittal Steel's internal controls over financial reporting are not effective as defined under Section 404, investor perceptions of Mittal Steel may be adversely affected and could cause a decline in the market price of Mittal Steel stock. The rules regarding management's report on internal controls and attestation will apply to Mittal Steel from the fiscal year ending December 31, 2006.

         The provisions of Section 404 of the Sarbanes-Oxley Act may also apply to entities acquired by Mittal Steel in the future, some of which may have material control weaknesses. For example, ISG has disclosed in its annual filing on Form-10K for the year ended December 31, 2004 that it had identified three material weaknesses in its internal control over financial reporting, including deficiencies in its policies and procedures relating to the accumulation of certain cost information, computer systems security and fraud risk prevention.

THERE IS NO GUARANTEE THAT THE CONDITIONS TO THE PROPOSED MERGER WITH ISG WILL BE SATISFIED AND THAT THE MERGER WILL BE COMPLETED.

         Mittal Steel's proposed merger with ISG is subject to a number of conditions primarily the approval by the requisite majority of shareholders of Mittal Steel and ISG. As a general matter, if the conditions to the merger are not satisfied or, if permissible, waived on or before April 30, 2005, Mittal Steel or ISG may terminate the merger agreement, in which case the merger will not be completed. If the merger is not completed, the anticipated benefits of the merger will not be realized and could impact the stock price of Mittal Steel's class A common shares.

MITTAL STEEL'S CONTROLLING SHAREHOLDER CAN APPOINT ITS DIRECTORS AND DETERMINE THE OUTCOME OF SHAREHOLDER VOTES.

          Mr. Lakshmi N. Mittal and his wife, Mrs. Usha Mittal, who together are Mittal Steel's controlling shareholder, have the power to elect the majority of the members of the Mittal Steel board of directors, and to exercise voting control over the decisions adopted at the Mittal Steel general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. In particular, the controlling shareholder has the ability to prevent or cause a change in control of Mittal Steel. Circumstances may occur in which the interests of Mittal Steel's controlling shareholder could be in conflict with the interests of other shareholders. In addition, Mittal Steel's controlling shareholder may pursue certain transactions that in its view will enhance its equity investment, even though such transactions may not be in the interest of other shareholders.

MITTAL STEEL'S DEBT LEVEL MAY LIMIT ITS FLEXIBILITY IN MANAGING ITS BUSINESS.

         At December 31, 2004, Mittal Steel had outstanding $3,630 million in aggregate principal amount of debt consisting of $341 million of short-term indebtedness (including current portion of long-term debt), $1,639 million of long-term indebtedness and $1,650 dividend payable. A portion of Mittal Steel's working capital financing consists of uncommitted lines of credit, which may be cancelled by the lenders in certain circumstances. In addition, on January 25, 2005, Mittal Steel announced that it had arranged commitments, subject to customary conditions, from a group of arrangers for a $3.2 billion unsecured revolving credit facility, the proceeds from which it expects to utilize to finance part of the cash portion of the proposed merger with ISG, to refinance existing indebtedness and for general corporate purposes. The level of debt outstanding could have important adverse consequences to Mittal Steel, including impairing its ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, and limiting its flexibility to adjust to changing market conditions or withstand competitive pressures, resulting in greater vulnerability to a downturn in general economic conditions.

MITTAL STEEL HAS GUARANTEED ITS SUBSIDIARIES' DEBT, WHICH MAY LIMIT ITS FLEXIBILITY IN MANAGING ITS BUSINESS.

         Mittal Steel has provided guarantees for some of the debt and credit lines of its operating subsidiaries. Out of the total debt of $3,630 million at December 31, 2004 of the operating subsidiaries of Mittal Steel, approximately 31%, or $1,136 million, was guaranteed by Mittal Steel. Some of these guarantees have provisions whereby a default by one operating subsidiary could, under certain circumstances, lead to defaults at other operating subsidiaries.

         Any possible invocation of any of these guarantees could cause some or all of the other guaranteed debt to accelerate, creating severe liquidity pressures. Further, it may also limit Mittal Steel's ability to raise additional financing and may limit its flexibility in managing its business.

CREDIT RATING DOWNGRADES OR SIMILAR EVENTS MAY AFFECT MITTAL STEEL'S FLEXIBILITY IN MANAGING ITS BUSINESS.

         Although Mittal Steel currently enjoys an investment grade credit rating, it has been in the past subject of credit rating downgrades during periods of cyclical downturns in the steel industry. For example, during the course of 2002 as a result of developments relating to the restructuring of the debt at Mittal Steel Lazaro Cardenas, certain of the credit ratings of Mittal Steel and its subsidiaries were downgraded. Although Mittal Steel does not have negative rating triggers in its debt agreements, any decline in its credit rating will increase Mittal Steel's cost of borrowing. Any of these actions may adversely affect its business, financial condition, results of operations or prospects.

MITTAL STEEL MAY ENCOUNTER DIFFICULTIES IN ENFORCING COURT JUDGMENTS OR ARBITRAL AWARDS IN CERTAIN COUNTRIES IN WHICH IT OPERATES.

         Some of the countries in which Mittal Steel operates are not parties to multilateral or bilateral treaties with western jurisdictions for the mutual enforcement of court judgments. Consequently, should a judgment be obtained from a court in any such jurisdictions it is unlikely to be given direct effect in the courts of these countries. However, all of the countries in which Mittal Steel's operating subsidiaries are located are parties to the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards. Accordingly, most of the agreements to which Mittal Steel's operating subsidiaries in such jurisdictions are party contain provisions allowing for arbitration of disputes. A foreign arbitral award obtained in a state that is party to the 1958 convention should be recognized and enforced by a court in a signatory country (subject to the qualifications provided for in the convention and requirements established by relevant legislation and judicial practice). Reliance upon international treaties may meet with resistance or a lack of understanding on the part of the applicable court or other officials, thereby introducing delay and unpredictability into the process of enforcing any foreign judgment or any foreign arbitral award in these countries.

BECAUSE MITTAL STEEL IS A HOLDING COMPANY WITH NO REVENUE-GENERATING OPERATIONS, IT DEPENDS ON EARNINGS AND CASH FLOWS OF OPERATING SUBSIDIARIES, WHICH MAY NOT BE SUFFICIENT TO MEET FUTURE NEEDS.

         Because Mittal Steel is a holding company with no business operations of its own, it is dependent upon the earnings and cash flows of, and dividends and distributions from, operating subsidiaries to pay expenses, meet its debt service obligations, including under its credit facilites, and pay any cash dividends or distributions on its common shares. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries' ability to pay dividends.

         Since Mittal Steel is incorporated under the laws of The Netherlands it can only pay dividends and other distributions to the extent it receives dividends and other distributions from its operating subsidiaries, recognizes gains from the sale of assets or records share premium as a result of the issuance of common shares. See Notes 9 and 11 to the Mittal Steel Consolidated Financial Statements.

ITEM 4. INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

MITTAL STEEL OVERVIEW

            Mittal Steel Company N.V. is a public limited liability company that was incorporated on May 27, 1997 under the laws of The Netherlands under the name "Ispat International N.V". Mittal Steel completed its initial public offering of its class A common shares in August 1997. On December 17, 2004, Ispat International changed its name to "Mittal Steel Company N.V."

            The registered offices of Mittal Steel are located at 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands. The telephone number of the registered offices is +31 10 217 8800. Mittal Steel is registered at the Commercial Register in Rotterdam under number 24275428.

            Mittal Steel is one of the world's largest steel producers(1), with steel-making operations in Algeria, Bosnia, Canada, Czech Republic, France, Germany, Kazakhstan, Mexico, Poland, Romania, South Africa, Trinidad and Tobago, and the United States. In addition it also has steel-rolling facilities in Luxembourg and Macedonia. Mittal Steel's operating philosophy embraces mini-mill, integrated mini-mill and blast furnace processes for steel-making. Mittal Steel's steel shipments have increased from 1.5 million tons in 1992 to
42.1 million tons in 2004. In 2004, its consolidated sales, operating income and net income were $22,197 million, $6,146 million and $4,701 million, respectively. Mittal Steel has grown through a series of acquisitions and by improving the operating performance of each acquired facility, through focused capital expenditure programs and implementation of improved management practices, resulting in increases in production and shipment of steel products, reduction in cash costs of production and increases in productivity. Mittal Steel's aggregate capital expenditures were approximately $898 million, $421 million and $265 million during 2004, 2003 and 2002, respectively.

            Mittal Steel is a holding company with no business operations of its own. All of its significant subsidiaries are wholly or majority owned, directly or indirectly through intermediate holding companies. Since 1992, Mittal Steel has acquired numerous steel-making assets, which currently constitute its major operating subsidiaries. Some of the recent acquisitions/investments are described below:

*In October 2001, Mittal Steel acquired a 70% interest in Mittal Steel Annaba. Mittal Steel Annaba, located in Algeria, is one of the largest steel producers in Northern Africa.

*In October 2001, Mittal Steel acquired a 70% interest in Mittal Steel Tebessa. Mittal Steel Tebessa, located in Algeria, owns iron ore mines.

*In November 2001, Mittal Steel acquired a 91.6% interest, which increased to 99.4% in September 2003, in Mittal Steel Galati. Mittal Steel Galati, located in Romania, is one of the largest single site steel producers in Central and Eastern Europe.

*In November 2001, Mittal Steel concluded a Business Assistance Agreement with Mittal Steel South Africa, pursuant to which it agreed to provide Mittal Steel South Africa with business, technical, purchasing and marketing assistance for a three-year period and also undertook to acquire a strategic shareholding in Mittal Steel South Africa by March 2003. In 2001, Mittal Steel acquired an 8.3% interest, which increased to over 50% during 2004, in Mittal Steel South Africa. Mittal Steel South Africa, located in South Africa, is the largest steel producer in Africa.

*In January 2003, Mittal Steel acquired a 69.7% interest, which increased to approximately 75.7% (the Company also has an option, subject to certain restrictions, for the purchase of an additional 8.6%), in Mittal Steel Ostrava. Mittal Steel Ostrava is the largest steel producer in the Czech Republic.

*In July 2003, Mittal Steel acquired a 70.8% interest in Mittal Steel Iasi. Mittal Steel Iasi, located in Romania, is a downstream steel products manufacturer.

*In December 2003, Mittal Steel acquired a 69.8% interest in Mittal Steel Roman. Mittal Steel Roman, located

----------
1 Source: International Iron and Steel Institute Report, "World Steel in Figures 2004."

in Romania, is a downstream steel products manufacturer.

*In January 2004, Mittal Steel announced that it had reached an agreement with the administration of the Yingkou Economic and Technical Development Zone to establish a cold-rolling and coating plant in Yingkou, Liaoning Province, People's Republic of China. The facility, when completed, will have an annual production capacity of approximately 440,000 tons of cold-rolled and coated steel.

*In March 2004, Mittal Steel acquired a 69% interest in Mittal Steel Poland, which increased to 72.4%, and a commitment to purchase a 25% interest by December 2007. Mittal Steel Poland, located in Poland, is one of the largest steel producers in Central and Eastern Europe.

*In April 2004, Mittal Steel acquired an 80.9% interest in Mittal Steel Hunedoara which increased to 86.6% as a result of debt to equity swap. Mittal Steel Hunedoara, located in Romania, is a downstream steel products manufacturer.

*In April 2004, Mittal Steel entered into a joint venture with government of Bosnia and Herzegovina, pursuant to which Mittal Steel acquired a 51% interest in the RZR Ljubija iron ore mines in Bosnia and Herzegovina. These mines have been non-operational since the early 1990s.

*In May 2004, Mittal Steel acquired a 44.5% interest, subsequently increased to a 88.3% interest, in Mittal Steel Skopje (CRM) a.d. Mittal Steel Skopje (CRM) a.d. is located near Skopje, Macedonia.

*In May 2004, Mittal Steel acquired a 56.8% interest, subsequently increased to a 77.3% interest, in Mittal Steel Skopje (HRM) a.d. Mittal Steel Skopje (HRM) a.d. is located near Skopje, Macedonia.

*In December 2004, Mittal Steel acquired a 51% interest in Mittal Steel Zenica in Bosnia from the Government of the Federation of Bosnia and Herzogovina and Kuwait Consulting & Investment Co. ("KCIC"). In conjunction with the acquisition of the controlling interest in Mittal Steel Zenica, the Company irrevocably committed to purchase the additional 49% interest in the total outstanding capital by November 2006. Simultaneously, KCIC, which holds these shares at December 31, 2004, has irrevocably committed to sell this 49% interest in Mittal Steel Zenica to the Company. Because these irrevocable commitments transfer operational and economic control of these remaining shares, it has been accounted for as an acquisition of the remaining shares, with a liability recorded equal to the fair value of the guaranteed payments. As of the acquisition date, the Company's total effective ownership percentage in Mittal Steel Zenica was 100%. The results of Mittal Steel Zenica have been included in the Consolidated Financial Statements since December 2004.

OVERVIEW OF PROPOSED ISG MERGER

            On October 24, 2004, Mittal Steel and ISG entered into a merger agreement, whereby a wholly-owned subsidiary of Mittal Steel will be merged with ISG. Under the terms of the agreement, ISG shareholders will receive $42 per share, of which 50% will be paid in Mittal Steel class A common shares and 50% will be paid in cash. ISG shareholders will be able to elect between cash and Mittal Steel class A common shares, subject to proration such that 50% of the total consideration will be in cash and 50% will be in Mittal Steel class A common shares.

            The merger with ISG is subject to approval by the requisite majority of shareholders of Mittal Steel and ISG, as well as regulatory approvals and satisfaction of other customary closing conditions. Many of the conditions have been met, including regulatory merger approvals. The registration statement on Form F-4 relating to the proposed merger was declared effective by the SEC on March 11, 2005. The shareholder meetings are scheduled to be held on April 12, 2005. Mittal Steel expects the merger to be completed on or around April 15, 2005. As a general matter, if the conditions to the merger are not satisfied or, if permissible, waived on or before April 30, 2005, Mittal Steel or ISG may terminate the merger agreement.

            Ispat International Investments, S.L. (an entity owned by the controlling shareholder of Mittal Steel) entered into a parent shareholder support agreement with ISG, which provides, among other things, that Ispat International Investments, S.L. will vote all of its Mittal Steel common shares in favor of the merger. In addition, Mr. Wilbur L. Ross, the Chairman of ISG's board of directors, and certain of his affiliates, and Mr. Rodney B. Mott, ISG's President and Chief Executive Officer and a member of ISG's board of directors, also simultaneously entered into a company shareholder support agreement with Mittal Steel, which provides, among other things, that they will each vote all of their shares of ISG common stock in favor of the merger.

            Following the merger, Mr. Wilbur L. Ross is expected to join Mittal Steel's board of directors and Mr. Rodney B. Mott is expected to become the Chief Executive Officer of Mittal Steel's combined U.S. operations.

            On October 24, 2004, Mittal Steel, ISG and the United Steelworkers of America ("USWA"), executed a letter of understanding in which the USWA agreed to support the merger and to waive its right of first refusal to acquire ISG under the ISG collective bargaining agreement. The parties also agreed, among other things, that two USWA designees would join the board of directors of the merged company; upon completion of the acquisition of LNM Holdings and the merger with ISG, the ISG collective bargaining agreement with the USWA will be adapted, subject to ratification, to Inland plants and the Inland employees will be covered under the ISG collective bargaining agreement with the USWA, as amended to include the terms agreed to pursuant to such letter of understanding and any other adjustments regarding Inland employees negotiated by the parties and consistent with the principles set forth under ISG's current collective bargaining agreement; and during the term of the collective bargaining agreement, the merged company will maintain substantially all of the current steel-making capacity at Inland Indiana Harbor Works.

OVERVIEW OF ISG'S OPERATIONS

            ISG is one of the largest integrated steel producers in North America with annual raw steel production capability of about 23 million net tons. ISG ships a variety of steel products from 13 major steel producing and finishing facilities in eight states. ISG has grown by acquiring out of bankruptcy the steel-making assets of LTV Steel Company Inc., or LTV, Acme Steel Company, or Acme, Bethlehem Steel Corporation, or Bethlehem, Weirton Steel Corporation, or Weirton, and Georgetown Steel Corporation, or Georgetown. ISG operates principally in one segment of business, carbon steel, and substantially all of its operations are in the United States. For the year ended December 31, 2004, ISG generated revenue and net income of $9,016 million and $1,027 million, respectively. In 2004, ISG shipped 15.5 million tons of steel.

            ISG's principal products include a broad range of hot-rolled, cold-rolled and coated sheets, tin mill products, carbon and alloy plates, wire rod, rail products and semi-finished shapes to serve the automotive, construction, pipe and tube, appliance, container and machinery markets. For the year ended December 31, 2004, hot-rolled, cold-rolled and coated sheets represented approximately 41%, 19% and 21% of ISG's total products. ISG sells its steel products directly to end-users, third-party processors and service centers primarily located in the Midwest and along the eastern seaboard of the United States. To service its customers, ISG has a dedicated sales force of approximately 90 employees who are principally aligned with its business units. In 2004, over half of ISG's sales were sold pursuant to long-term customer contracts.

            ISG's business depends on continued access to reliable supplies of various raw materials, principally iron ore, coal, coke, scrap, energy and industrial gases. In 2004, ISG consumed approximately 16.5 million net tons of iron ore pellets, 4.1 million tons of iron ore fines and other iron ore materials and 5.9 million dry net tons of coke, 4.2 million net tons of coal, and purchased 4.0 million net tons of scrap. ISG has entered into contracts, or has captive sources for substantially all of its 2005 iron ore supplies. ISG also has contracted a significant portion of its 2005 coke supplies and substantially all of its coal supplies. All of its purchased scrap supplies are purchased on the short-term market. In addition, ISG's steel operations consume large amounts of electricity, natural gas, oxygen and other industrial gases. ISG purchases it electrical power requirements from various suppliers. In addition, ISG operated cogeneration facilities on certain of its sites that utilize waste gases from the blast furnaces to supplement its electrical power requirements and control its energy costs. ISG purchases natural gas under short-term supply contracts with a common group of suppliers. ISG uses financial instruments to hedge such purchases when appropriate. Various service providers provide transportation of natural gas to ISG's facilities. ISG has several long-term contracts to supply its oxygen, hydrogen, argon and nitrogen gas requirements.

PRINCIPAL OPERATING FACILITIES

            ISG's steel operations consist of five integrated steel-making plants, one basic oxygen furnace/compact strip mill, three electric arc furnace plants and four finishing plants. ISG also owns interests in various joint ventures that support these facilities, as well as numerous raw material, railroad and transportation assets.

Integrated Steel-making Facilities

            Burns Harbor. ISG's Burns Harbor facility is located on approximately 3,300 acres in Indiana on Lake Michigan, about 50 miles southeast of Chicago, Illinois. Burns Harbor is an integrated mill capable of producing hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and steel plate for use in automotive, appliance, service center, construction, and ship building applications. Burns Harbor's iron producing facilities include a sintering plant, two coke oven batteries (one of which is under a capital lease that ISG expects to purchase in 2005) and, two blast furnaces with granularized coal injection capable of producing approximately 4.8 million net tons of hot metal per year. The steel producing shop consists of three basic oxygen furnaces, one degasser, two ladle treatment stations, two continuous slab casters (an 84-inch two strand and a 76-inch two strand) capable of producing approximately 4.7 million net tons of raw steel per year. Finishing facilities include an 80-inch hot-strip mill, two 80-inch continuous pickling lines, an 80-inch five-stand tandem mill, batch annealing facilities, a continuous anneal line, an 80-inch five stand temper mill, a 72-inch hot dip galvanizing line, which is capable of producing both galvanized and galvannealed sheets, and two plate mills (160-inch and 110-inch).

            Indiana Harbor. ISG's Indiana Harbor facility is located on approximately 1,200 acres in Indiana, 20 miles southeast of Chicago, Illinois on Lake Michigan. Indiana Harbor is an integrated mill capable of producing hot-rolled sheet, cold-rolled sheet, and hot dip galvanized sheet for use in automotive, appliance, service center, tubular, strip converters, and contractor applications. Indiana Harbor's iron producing facilities include a sintering plant and two blast furnaces capable of producing approximately 3.6 million net tons of hot metal per year. The steel producing shop consists of two basic oxygen furnaces, 2 ladle metallurgy stations, a vacuum degasser and two continuous slab casters (88-inch one strand and 80-inch one strand) capable of producing 4.0 million net tons of raw steel per year. Finishing facilities include an 84-inch hot-strip mill, a 76-inch pickle line, an 80-inch five-stand tandem mill, batch annealing facilities, a two-stand temper mill, 72-inch and 60-inch hot dip galvanizing lines.

            Cleveland. ISG's Cleveland facility is located on approximately 1,200 acres on opposite banks of the Cuyahoga River, near Lake Erie in Cleveland, Ohio. Cleveland is an integrated mill capable of producing hot-rolled sheet, cold-rolled sheet, and electro-galvanized sheet for automotive, strip converter, service center and tubular applications. Its iron producing facilities includes a coke oven battery located in Warren, Ohio and two blast furnaces that are capable of producing approximately 3.1 million net tons of hot metal per year. Cleveland has two steel producing shops. The west side shop consists of two basic oxygen furnaces, a ladle metallurgy station and a 63-inch two strand caster. The east side shop includes two basic oxygen furnaces, a ladle metallurgy station, a degasser and a 73-inch two strand caster. The two shops combined are capable of producing approximately 3.8 million net tons of raw steel per year. Finishing facilities include an 84-inch hot strip mill, an 84-inch continuous pickling line, an 84-inch five stand tandem mill, batch annealing facilities, an 84-inch one stand temper mill and a hot dip galvanize line, currently under construction and scheduled to begin production in late 2005.

            Sparrows Point. ISG's Sparrows Point facility is located on approximately 3,100 acres on the Chesapeake Bay near Baltimore, Maryland. Sparrows Point is an integrated mill capable of producing hot-rolled sheet, cold-rolled sheet, galvanized and Galvalume(TM) sheets, and tin plate products for use in the construction, service center, container, and export markets. The iron producing facilities include a sintering plant, a blast furnace with pulverized coal injection capable of producing approximately 4.0 million net tons of hot metal per year. The steel producing shop includes two vessel basic oxygen furnaces, two ladle metallurgy stations and two continuous slab casters (104-inch single strand and 89-inch single strand) capable of producing 3.9 million net tons of raw steel per year. Finishing facilities include a 68-inch hot-strip mill, a 61-inch continuous pickling line, a 67-inch continuous pickling and five stand tandem mill, a 48-inch five strand tin tandem mill, batch annealing facilities, and one continuous anneal line, a 67-inch one stand temper mill, a 48-inch hot dip galvanizing line, two 48-inch galvanize / Galvalume(TM) lines, tin mill facilities (one 48-inch two stand tin temper mill, a 48-inch two stand double cold reducing mill, and three 38-inch electrolytic tin plating lines). Sparrows Point's location on the Chesapeake Bay makes it the only domestic integrated steel mill with direct ocean access and provides us with a deep-water port and the capability to ship products and receive raw materials by ship, thereby reducing ISG's freight costs.

            Weirton. ISG's Weirton, West Virginia facility is located on approximately 2,700 acres near the Ohio River. Weirton is an integrated mill capable of producing hot-rolled sheet, cold-rolled sheet, galvanized, electro-galvanized, and tin plate products for use in construction, service center, container and tubular markets. The iron producing shop includes two blast furnaces capable of producing approximately 2.5 million net tons of hot metal per year. The steel producing shop includes two vessel basic oxygen furnaces with two ladle treatment stations and two vacuum degassing facilities, and a 48-inch four strand continuous caster capable of producing approximately
3.0 million tons of raw steel per year. Finishing facilities include a 54-inch hot strip mill, 54-inch and 48-inch continuous picklers, two 48-inch five stand and one 48-inch four stand tandem cold mills, batch anneal, three continuous anneal lines, three temper mills, (48-inch one stand for sheet products, a 40-inch two stand and 45-inch two stand for tin products), two double cold reducing mills, two-48 inch and one 42-inch hot dip galvanizing lines, one 38-inch electro-galvanizing line, four tin plate lines.

            Riverdale. ISG's Riverdale, Illinois facility is located on 165 acres approximately 14 miles west of our Indiana Harbor facility. Riverdale produces hot rolled sheet for strip converter and service center applications. Hot metal is supplied from our Indiana Harbor and Burns Harbor blast furnaces to Riverdale's basic oxygen furnaces. Principal facilities include a steel producing shop with two basic oxygen furnaces, two ladle metallurgy facilities and a 63-inch one strand continuous slab caster which uses a compact strip process capable of producing approximately 750,000 net tons of raw steel per year. This caster directly feeds a 62-inch wide tunnel furnace and a seven-stand hot-strip rolling mill. The Riverdale compact strip mill incorporates the latest casting and rolling technology designs.

Electric Arc Furnaces

            Georgetown. ISG's Georgetown, South Carolina facility is located on 60 acres on Winyah Bay. Georgetown produces wire rod for use by converters and original equipment manufacturers. Steel producing facilities consist of two alternating current electric arc furnaces capable of producing approximately 1.0 million net tons of liquid steel per year, with two ladle metallurgy stations, a six strand continuous billet caster capable of producing approximately 1.0 million net tons of raw steel per year. Finishing operations include a wire rod rolling mill capable of producing 750,000 net tons of wire rod per year. At Georgetown, ISG also has a direct reduced iron plant that is capable of producing about 550,000 metric tons annually. Georgetown's location provides deep water access and the capability to ship products and receive raw materials by ship.

            Trinidad and Tobago. In late 2004, ISG restarted a hot briquette iron plant in Trinidad and Tobago capable of producing at least 300,000 metric tons annually.

            Coatesville. ISG's Coatesville facility is located in Coatesville, Pennsylvania, about 45 miles west of Philadelphia, Pennsylvania. Coatesville is capable of producing over 450 different chemistries including a wide range of carbon and alloy discreet plate products (including carbon, high-strength, low alloy, commercial alloy, military alloy, flame-cut and clad) for use in infrastructure, chemical process facilities and shipbuilding applications. Steel producing facilities consist of an alternating current electric arc furnace capable of producing approximately 0.9 million tons of liquid steel per year, a vacuum degasser, an ingot teaming facility, and an 85-inch strand slab caster capable of producing approximately 0.8 million net tons of raw steel per year. Finishing facilities include two plate mills (a 140-inch and a 206-inch) and heat-treating facilities. An additional finishing facility in Piedmont, North Carolina provides plasma arc cutting capabilities.

            Steelton. ISG's Steelton facility is located in Steelton, Pennsylvania, about 100 miles west of Philadelphia, Pennsylvania. Steelton produces railroad rails, specialty blooms, and flat bars for use in railroad and forging markets. Steelton's steel producing facilities consist of a direct current electric arc furnace capable of producing approximately 1.1 million net tons of liquid steel per year, a ladle arc reheating furnace, a vacuum degasser, a three strand continuous bloom caster and an ingot teaming facility capable of producing approximately 1.0 million net tons of raw steel per year. Finishing operations include a 44-inch blooming mill, a 28-inch rail mill, in-line rail head-hardening facilities, rail finishing and a 20-inch bar mill.

Rolling and Finishing Facilities

            Hennepin. ISG's Hennepin, Illinois finishing facility is located on 861 acres on the Illinois River, about 100 miles west of Chicago, Illinois. Hennepin produces cold rolled sheet and hot dip galvanized sheet for the electrical, appliance, and construction markets. Hot band substrate is supplied from our Burns Harbor and Indiana Harbor facilities. Principal operating facilities include an 84-inch continuous pickling line, an 84 inch five strand tandem mill, batch annealing, an 84-inch temper mill and an 84-inch hot dip galvanizing line. Hennepin's location on the Illinois River makes it capable of shipping and receiving by barge.

            Columbus Coatings. ISG's Columbus Coatings facility is located in Columbus, Ohio. Columbus produces hot dip galvanized sheet for the automotive market. Our Burns Harbor facility supplies cold-rolled coils and is responsible for marketing the finished product. The principal operating facility includes a 72-inch hot dip galvanizing line. ISG also operates a steel slitter and warehousing facility at its Columbus facility through Columbus Processing Company.

            Conshohocken. ISG's Conshohocken facility is located in Conshohocken, Pennsylvania, about 15 miles north of Philadelphia, Pennsylvania. Conshohocken produces both coil and discreet plate for use in construction and military applications. Slabs are provided by our Sparrows Point and Coatesville facilities. Principal facilities consist of a 110-inch Steckel mill, and heat facilities.

            Lackawanna. ISG's Lackawanna facility is located in Lackawanna, New York, about 5 miles south of Buffalo. Lackawanna produces cold-rolled sheet and hot dip galvanized sheet for use in the automotive and original equipment markets. Hot-band substrate is supplied principally from ISG's Burns Harbor and Cleveland facilities. Principal facilities include a 75-inch continuous pickling, a 75-inch 4-stand tandem mill, batch annealing, a temper mill, and a 72-inch galvanizing line.

RECENT DEVELOPMENTS

            On March 11, 2005, Ispat Inland ULC, an indirect wholly owned subsidiary of Mittal Steel, received the consents from the holders of a majority of its outstanding Senior Secured Floating Rate Notes due 2010 and 9.75% Senior Secured Notes due 2014, to amend the terms of the indenture governing the notes to eliminate the requirement that any acquisition of a U.S. steel-making business be made by Mittal Steel through its wholly owned subsidiary Inland or its subsidiaries.

            On February 22, 2005, Mittal Steel Ruhrort, signed an agreement, with ThyssenKrupp Stahl AG for the purchase of between 1.3 and 1.5 million tonnes of pig iron each year for a 20-year term commencing October 2007. This agreement replaces an existing supply agreement between the parties under which Mittal Steel Ruhrort agreed to purchase from ThyssenKrupp Stahl AG 1.3 million tonnes of pig iron each year until September 2007.

            On February 11, 2005, Fitch Ratings assigned a "BBB" senior unsecured rating and a "F2" short term rating to Mittal Steel.

            On February 10, 2005, Mittal Steel's board of directors approved a dividend policy for fiscal year 2005 of $0.10 per share per quarter (as from the second quarter of 2005), which is subject to approval by Mittal Steel's shareholders.

            On February 1, 2005, Moody's Investor Services Ltd. assigned a "Baa3" senior implied rating to Mittal Steel and upgraded Mittal Steel's senior unsecured issuer rating to "Ba1". In addition, Moody's Investor Services Ltd. upgraded the senior notes of Mittal Steel Europe and Inland to "Ba1".

            On January 25, 2005, Mittal Steel announced that it had arranged commitments, subject to customary conditions, from a group of arrangers for a $3.2 billion unsecured revolving credit facility, the proceeds from which it expects to utilize to finance part of the cash portion of the merger with ISG, to refinance certain existing indebtedness and for general corporate purposes.

            On January 24, 2005, Standard & Poor's Ratings Services raised its long-term corporate credit and senior secured debt ratings on Inland to "BBB-" from "BB-". In addition, Standard & Poor's Ratings Services assigned a "BB+" rating to Inland's senior unsecured debt.

            On January 14, 2005, Mittal Steel signed a share purchase agreement with Hunan Valin Iron & Steel Group Co., Ltd., or the Valin Group, to acquire 37.17% of the outstanding shares of Hunan Valin Steel Tube & Wire Co., Ltd., or Valin, a listed subsidiary of the Valin Group. Under the terms of the share purchase agreement, Mittal Steel will acquire 656,250,000 legal person shares from the Valin Group at a price of Renminbi, or RMB, 3.96 per share, for a total consideration of RMB 2,599 million, approximately $314 million. The consideration is subject to adjustment based on the net asset value of Valin at December 31, 2004. Subject to the receipt of all necessary approvals and waivers from the regulatory authorities in the People's Republic of China, the transaction is expected to close in the second quarter of 2005.

B.    BUSINESS OVERVIEW

            Mittal Steel has a high degree of both product and geographic diversification. It produces a broad range of finished and semi-finished steel products that include hot-rolled sheets, cold-rolled sheets, electro-galvanized and coated steel, bars, wire-rods, wire-products, pipes, billets, blooms and slabs. Mittal Steel's plants manufacture steel products to various specifications, including many difficult and technically sophisticated products; and they sell these products to customers for use in a number of high-end applications. During 2004, Mittal Steel shipped its products to customers in over 90 countries worldwide, with its largest markets in North

America and Europe. See "Item 4B -- Information on the Company -- Business Overview -- Products". Mittal Steel conducts its business through its subsidiaries operating in 14 countries. Most of these operations are strategically located with access to on-site deep water port facilities, which allow for cost-efficient import of raw materials and export of steel products. For the year 2004, the average number of employees for Mittal Steel was approximately 164,000 employees.

            See also Note 20 to the Mittal Steel Consolidated Financial Statements.

            The following table summarizes certain financial data relating to our operations in different geographic areas:

                                                  ----------------------------------------------------------------
                                                  AMERICAS    EUROPE     REST OF        OTHERS &      CONSOLIDATED
                                                                          WORLD      ELIMINATIONS
                                                  ----------------------------------------------------------------
                                                                    (amounts in $ millions)
YEAR ENDED DECEMBER 31, 2002
Sales                                              $3,796      $2,152     $1,483         $(351)          $7,080
Operating income                                      141          64        476             21             702
Depreciation                                          162          34         70              -             266
Capital expenditures                                   81          54        130              -             265
Total assets at December 31, 2002 (at year end)     7,029       7,800      2,181        (9,101)           7,909

YEAR ENDED DECEMBER 31, 2003
Sales                                              $4,072      $3,800     $2,275         $(580)          $9,567
Operating income                                      136         317        707            139           1,299
Depreciation                                          165         116         84           (34)             331
Capital expenditures                                  142         131        222           (74)             421
Total assets at December 31, 2003 (at year end)     7,349       9,654      3,225       (10,091)          10,137

YEAR ENDED DECEMBER 31, 2004
Sales                                              $6,560      $9,905     $7,648       $(1,916)         $22,197
Operating income                                    1,583       1,965      2,399            199           6,146
Depreciation                                          185         297        212          (141)             553
Capital expenditures                                  130         289        560           (81)             898
Total assets at December 31, 2004 (at year end)     8,342      17,203      8,707       (15,099)          19,153

PRODUCTS

            Mittal Steel has a high degree of product diversification. Its plants produce a broad range of finished and semi-finished carbon steel products that include hot-rolled sheets, cold-rolled sheets, plates, electro-galvanized and coated sheets, bars, wire-rods, wire-products, pipes, billets, blooms, slabs, tinplate, structural sections and rails. Its plants manufacture steel products of different specifications, including many difficult and technically sophisticated products, and they sell these products to demanding customers for use in a number of high-end applications.

            Mittal Steel's principal products include:

*direct reduced iron;

*semi-finished flat products such as slabs;

*finished flat products such as plates, hot and cold-rolled sheets and hot-dipped and electro-galvanized sheets and tinplate;

*semi-finished long products such as blooms and billets;

*finished long products such as bars, wire-rods, structural sections, rails and wire-products; and

*seamless and welded pipe and tubes.

            In 2004, Mittal Steel was one of the world's largest producers of direct reduced iron with total production of 9.7 million tonnes. Direct reduced iron enables it to control the quality and consistency of its metallic input, which is essential to ensure uniform high quality of the finished products. Direct reduced iron has historically given Mittal Steel a cost advantage compared to scrap.

            The following table sets forth Mittal Steel's total production of direct reduced iron, and its total shipments of steel products for the year ended December 31, 2004:

                                                               ---------------------------------------------------------------------
                                                               AMERICAS              EUROPE               REST OF             TOTAL
                                                                                                           WORLD
                                                               ---------------------------------------------------------------------
Direct reduced iron production                                   7,596                  607                1,461               9,664
(thousand tonnes)
Shipments of steel products                                     12,115               18,011               11,945              42,071
(thousands tons)

STEEL-MAKING PROCESS

            Historically, primary steel producers have been divided into "integrated" and "mini-mill" producers. Over the past few decades, a third type of steel producer has emerged that combines the strengths of both the integrated and the mini-mill processes and these producers are referred to as "integrated mini-mill producers".

INTEGRATED STEEL-MAKING

            In integrated steel production, coal is converted to coke in a coke oven, and then combined in a blast furnace with iron ore and limestone to produce pig iron, which is subsequently combined with scrap in a converter, which is generally a basic oxygen or tandem furnace, to produce raw or liquid steel. Once produced, the liquid steel is metallurgically refined and then transported to a continuous caster for casting into a slab, which is then further shaped or rolled into its final form. Various finishing or coating processes may follow this casting and rolling. Recent modernization efforts by integrated steel producers have focused on cutting costs through eliminating unnecessary production steps, reducing manning levels through automation, and decreasing waste generated by the process. In recent years, integrated steel production has declined as a proportion of total steel production due to the high costs of building, operating and maintaining integrated steel operations, including lost production time associated with periodic blast furnace relinings. This reduction in integrated production capacity has increased the market share of the remaining producers of the highest value-added products that require the cleanest steel.

MINI-MILLS

            A mini-mill employs an electric arc furnace to directly melt scrap and/or scrap substitutes such as direct reduced iron, thus entirely replacing all of the steps up to and including the energy-intensive blast furnace. A mini-mill incorporates the melt shop, ladle metallurgical station, casting, and rolling into a unified continuous flow. Mini-mills are generally characterized by lower costs of production and higher productivity than integrated steel makers. These attributes are due in part to the lower capital costs and lower operating costs resulting from the streamlined melting process and more efficient plant layouts of mini-mills. The quality of steel produced by mini-mills is primarily limited by the quality of the metallic raw materials used in liquid steel-making, which is affected by the limited availability of high-quality scrap or virgin ore-based metallics for use in the electric arc furnaces. Mini-mills are substantially dependent on scrap, which in recent years has been characterized by price volatility, generally rising prices and limited availability from time to time.

INTEGRATED MINI-MILLS

             Integrated mini-mills are mini-mills that produce their own metallic raw materials consisting of high quality scrap substitutes, such as direct reduced iron. Unlike most mini-mills, integrated mini-mills are able to produce steel with the quality of an integrated producer, since scrap substitutes such as direct reduced iron are derived from virgin iron ore, which has fewer impurities. The internal production of scrap substitutes as the primary metallic feedstock provides integrated mini-mills with a competitive advantage over traditional scrap-based mini-mills by insulating the integrated mini-mills from their dependence on scrap, which is generally more expensive and has been subject to price volatility, generally rising prices and limited availability from time to time. The internal production of metallic feedstock also enables integrated mini-mills to reduce handling and transportation costs. The high percentage use of scrap substitutes such as direct reduced iron also allows the integrated mini-mills to take advantage of periods of low scrap prices by procuring a wide variety of lower-cost scrap grades, which can be blended with the higher-purity direct reduced iron charge. Because the production of direct reduced iron involves the use of significant amounts of natural gas, integrated mini-mills are more sensitive to the price of natural gas than mini-mills using scrap.

KEY PRODUCTS

            Steelmakers primarily produce two types of steel products, flat and long. Flat products, such as sheet or plate, are produced from semi-finished slabs. Long products, such as bars, rods and structural shapes, are rolled from blooms and/or billets.

FLAT PRODUCTS

            Slab. A slab is a semi-finished steel product obtained by rolling ingots on a rolling mill or processing them through a continuous caster and cutting them into various lengths. A slab has a rectangular cross section and is used as a starting material in the production process of other flat products (e.g., hot rolled sheet).

            Hot-Rolled Sheet. Hot-rolled sheet is minimally processed steel that is used in the manufacture of various non-surface critical applications, such as automobile suspension arms, frames, wheels, and other unexposed parts in auto and truck bodies, agricultural equipment, construction products, machinery, tubing, pipe and guard rails. All flat-rolled steel sheet is initially hot-rolled, a process that consists of passing a cast slab through a multi-stand rolling mill to reduce its thickness to less than 12 millimeters. Flat-rolled steel sheet that has been wound is referred to as "coiled".

            Cold-Rolled Sheet. Cold-rolled sheet is hot-rolled sheet that has been further processed through a pickle line, which is an acid bath that removes scaling from steel's surface, and then successively passed through a rolling mill without reheating until the desired gauge, or thickness, and other physical properties have been achieved. Cold-rolling reduces gauge and hardens the steel and, when further processed through an annealing furnace and a temper mill, improves uniformity, ductility and formability. Cold-rolling can also impart various surface finishes and textures. Cold-rolled steel is among other things used in steel applications that demand higher surface quality or finish, such as exposed automobile and appliance panels. As a result, the prices of cold-rolled sheet are higher than the prices of hot-rolled sheet. Typically, cold-rolled sheet is coated or painted prior to sale to an end-user.

            Coated Sheet. Coated sheet is generally cold-rolled steel that has been coated with zinc, aluminum or a combination thereof to render it corrosion-resistant and to improve its paintability. Hot-dipped galvanized, electro-galvanized and aluminized products are types of coated sheet. These are also the highest value-added sheet products because they require the greatest degree of processing and tend to have the strictest quality requirements. Coated sheet is used for many applications, often where exposed to the elements, such as automobile exteriors, major household appliances, roofing and siding, heating and air conditioning equipment, air ducts and switch boxes, as well as in certain packaging applications, such as food containers.

            Plates. Plates are produced by hot-rolling either reheated slabs or ingots. The principal end uses for plates include various structural products such as for bridge construction, storage vessels, tanks, shipbuilding, line pipe, industrial machinery and equipment.

            Tinplate. Tinplate is a light gauge cold rolled, low-carbon steel usually coated with a micro-thin layer of tin. Tinplate is usually between 0.14 millimeters and 0.84 millimeters thick and offers particular advantages for packaging, such as strength, workability, corrosion resistance, weldability and ease in decoration. Food and general line steel containers are made from tinplate.

LONG PRODUCTS

            Bars. Bars are long steel products that are rolled from billets. Merchant bar and reinforcing bar (rebar) are two common categories of bars. Merchant bars include rounds, flats, angles, squares, and channels that are used by fabricators to manufacture a wide variety of products such as furniture, stair railings, and farm equipment. Rebar is used to strengthen concrete in highways, bridges and buildings.

            Billets/Blooms. Billets and blooms are semi-finished steel products. Billets generally have square cross sections up to 155 millimeters x 155 millimeters, and blooms have square cross-sections generally greater than 155 millimeters x 155 millimeters. These products are either rolled or continuously cast and are used for further processing by rolling to produce finished products like wire rod, bars and other sections.

            Special Bar Quality (SBQ) Steel. SBQ steel is the highest quality steel long product, and is typically used in safety-critical applications by manufacturers of engineered products. SBQ steel must meet specific applications' needs for strength, toughness, fatigue life and other engineering parameters. SBQ steel is the only bar product that typically requires customer qualification, and is generally sold under contract to long-term customers. End-markets are principally the automotive, heavy truck and agricultural sectors, and products made with SBQ steel include axles, crankshafts, transmission gears, bearings and seamless tubes.

            Wire Rods. Wire rod is ring-shaped coiled steel with diameters ranging from 5.5 to 42 millimeters. Wire rod is used in the automotive, construction, welding and engineering sectors.

            Wire Products. Wire products include a broad range of products produced by cold reducing wire rod through a series of dies to improve surface finish, dimensional accuracy and physical properties. Wire products are used in a variety of applications such as springs, concrete wire, electrical conductors and structural cables.

            Seamless Tube. Seamless tubes have outer dimensions of approximately 25 to 508 millimeters. They are produced by piercing solid steel cylinders in a forging operation in which the metal is worked from both the inside as well as the outside. The final product is a tube with uniform properties from the surface through the wall and from one end to the other.

            Welded Pipes and Tubes. Welded pipes and tubes are manufactured from steel sheet that is bent into a cylinder and welded either longitudinally or helically.

            Structural Sections. Structural sections or shapes is the general term for rolled flanged shapes having at least one dimension of their cross-section as 76 millimeters or greater. They are produced in a rolling mill from reheated blooms or billets. Structural sections include wide-flange beams, bearing piles, channels, angles and tees. They are used mainly in the construction industry and in many other structural applications.

            Rails. Rails are hot rolled from a reheated bloom. They are used mainly for railway rails but they also have many industrial applications, for example, rails for construction cranes.

DIRECT REDUCED IRON

            Direct reduced iron is iron produced by a direct reduction process that removes the oxygen from the iron ore without melting it. Direct reduced iron is used as feedstock for electric arc furnaces and is a high quality substitute for scrap.

RAW MATERIALS AND ENERGY

            Mittal Steel's principal inputs are iron ore, coal, coke, scrap, hot metal, alloys, natural gas and electricity.

      Our strategy for the procurement of raw materials comprises:

      - Pursuing the lowest prices available and lowest cost of ownership through aggregated purchasing and supply chain optimization;

      -     Exploiting our global purchasing reach; and

      -     Leveraging local cost advantages on a global scale.

            Mittal Steel secures iron ore supplies from its own mines and through long and short-term purchase agreements with certain iron ore suppliers. Its mines are located in Kazakhstan, the United States, Algeria and

Mexico. Mittal Steel has entered into strategic long-term contracts with certain iron ore mines in South Africa, as well as long-term contracts with iron ore suppliers in the United States. Iron ore from captive mines as well as those on strategic long-term contracts fulfill a majority of the Company's iron ore requirements.

            The remaining quantities of iron ore are procured through other contracts with both international and local suppliers. These contracts generally provide for the purchase prices to be negotiated annually based on market prices. Mittal Steel's principal international suppliers include Companhia Vale do Rio Doce and MineraAoes Brasileiras Reunidas S.A. in Brazil, Shougang Hierro Peru S.A. in Peru, Corporacion Venezolana de Guyana in Venezuela and Quebec Cartier Mining Co. in Canada.

            Mittal Steel is self sufficient in its coke requirements. The Company has its own coke-making facilities/subsidiaries in Poland, Kazakhstan, South Africa, Romania and the Czech Republic and through a joint venture agreement between Sun Coal Company and Primary Energy LLC and Inland. Certain of Mittal Steel's operating subsidiaries buy coke from local sources to optimize cost savings from transport efficiencies. Mittal Steel procures the majority of its scrap requirements locally to optimize transport costs. Mittal Steel procures its electricity requirements from local, regulated utility companies at prices fixed by either contract or tariff, except at its locations in the United States where a significant portion of its electricity requirements are purchased from onsite generation owned by third parties.

            Mittal Steel procures most of its natural gas requirements from the natural gas spot market or through short-term contracts entered into with local suppliers of natural gas with prices fixed by either contract or tariff based on spot market prices.

MARKETING

            Mittal Steel's marketing strategy focuses on optimizing product mix profitability, developing in priority the domestic and natural markets of our business units, and providing reliable quality, delivery and efficient customer service.

            With the support of Mittal Steel's research centers we work with our customers on product development to meet their present and future requirements while utilizing Mittal Steel's assets in the most efficient and profitable manner. We focus our efforts on providing solutions to our customers to reduce their costs and becoming their preferred supplier of high quality steel products.

            The majority of Mittal Steel's products are sold directly to customers through our own sales force. A portion is sold through intermediate international traders.

SHIPPING

            Mittal Shipping Limited is responsible for providing ocean transportation solutions to the company's manufacturing subsidiaries and affiliates, covering both raw materials and finished products. Its location in London, a key hub of the global shipping business, is a strategic advantage. Mittal Shipping arranged transportation for approximately 27 million tonnes of cargo in 2004.

GOVERNMENT REGULATIONS

            See "Item 3D -- Key Information -- Risk Factors" and "Item 8 -- Financial Information -- Legal Proceedings".

            Mittal Steel's operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is a discussion of the principal features of selected regulatory regimes that are or are likely to affect its operations.

ENVIRONMENTAL REGULATION

            Mittal Steel is subject to various environmental laws and regulations in the jurisdictions in which it conducts its operations. These regulations include requirements to obtain permits for certain emissions made in the ordinary course of its business and to conduct certain land and soil restoration activities. In connection with some of its acquisitions, Mittal Steel has also committed to make certain investments in pollution control measures and environmental abatement.

            EU Directive 2004/35/ EC of April 21, 2004 on Environmental Liability with Regard to the Prevention and Remedy of Environmental Damage, or the Environmental Liability Directive, provides for remedies for damage to the environment. While the manner and impact of the implementation of the Environmental Liability Directive is not yet certain, Mittal Steel is closely monitoring the potential impact on its operations.

            EU Directive 2003/87/ EC of October 13, 2003, or the Directive, established a program under which member states are allowed to trade greenhouse gas emission allowances within the European Community, subject to certain conditions. Member states must ensure that, from January l, 2005, no installation undertakes certain activities specified in the Directive that results in emissions specified in relation to that activity unless its operator holds a permit issued by a competent authority. The Directive also establishes carbon dioxide emission trading starting from January 1, 2005.

            The operations of Mittal Steel Temirtau are subject to oversight by the Ministry of Natural Resources and Environmental Protection of Kazakhstan, which establishes pollution limits and quotas. Relevant legislation imposes various fees for discharges of pollutants and other environmental damage and limits for discharges, and entities that emit pollution in excess of these amounts must pay higher rates. According to the terms of its acquisition by Mittal Steel, through 2005 Mittal Steel Temirtau is required to make annual expenditures on pollution control measures of at least KZT 200 million (approximately $1.5 million) and to adhere to environmental regulations in effect as of November 17, 1995.

            The operations of Mittal Steel Galati are subject to environmental laws and regulations concerning emissions into air, discharges to ground water and waterways and the generation, handling, labeling, storage, transportation, treatment and disposal of waste material. The Company has undertaken to invest $76 million during the periods 2002-2006 on environmental protection.

            The operations of Ispat Inland Inc. are subject to environmental laws and regulations concerning emissions into the air, discharges into ground water and waterways, and the generation, handling, labelling, storage, transportation, treatment and disposal of waste material. These include various United States federal statutes regulating the discharge or release of pollutants to the environment, including the Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act, or RCRA, Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, also known as Superfund, Safe Drinking Water Act and Toxic Substances Control Act, as well as state and local requirements. Violations of these laws and regulations can give rise to a variety of civil, administrative, and, in some cases, criminal actions and could also result in substantial liabilities or require substantial capital expenditures. In addition, under CERCLA the Environmental Protection Agency ("EPA") has authority to impose liability for site remediation on waste generators, past and present site owners and operators, and transporters, regardless of fault or the legality of the original disposal activity. Liability under CERCLA is strict, joint and several.

FOREIGN TRADE

            Mittal Steel is an international operation with sales spanning many countries, and therefore, its businesses have significant exposure to the effects of trade actions and barriers. Various countries, including the United States, have previously instituted, or are contemplating the institution of, trade actions and barriers.

            Twice in 2000 and 2002, U.S. petitioners sought to have antidumping and countervailing duties assessed against cold rolled imports from 12 countries and 20 countries respectively. On both occasions the U.S. International Trade Commission (the "ITC") issued negative final injury determinations, effectively terminating the investigations. U.S. petitioners appealed the 2000 ITC decision to the U.S. Court of International Trade (the "CIT"), which remanded that decision to the ITC on October 28, 2003. On May 6, 2004, the ITC published its revised findings and affirmed its previous negative injury determinations. The U.S. petitioners also appealed the 2002 ITC decision to the CIT, which the CIT denied on February 19, 2004, affirming the ITC's negative injury findings. In April of 2005, the U.S. Department of Commerce ("Commerce") and the ITC will complete a five-year "sunset" review of existing countervailing duty and antidumping orders against hot-rolled carbon steel flat products from Brazil, Japan and Russia that could result in the termination of such orders. In November of 2005, Commerce and the ITC will begin a similar sunset review of existing antidumping and countervailing duty orders against corrosion-resistant imports from Australia, Canada, France, Germany, Japan and Korea. Actions taken by trade authorities in connection with these matters could result in the assessment of increased levies or customs duties on future export sales into the United States, and/or increase the supplies of steel into the United States, and, in either case, negatively impact future profit margins.

            Exports of steel products manufactured by Mittal Steel Temirtau require licenses from the Ministry of Industry and Trade of the Republic of Kazakhstan.

            Exports of steel products by Mittal Steel Galati to the European Union require licenses from the Ministry of Industry and Trade of the Republic of Romania.

            Mittal Steel Annaba is required to domicile (submit for registration) export contracts with the Central Bank of Algeria.

FOREIGN EXCHANGE

            Some operations involving the South African rand are subject to limitations imposed by the South African Reserve Bank. For example, approval of the South African Reserve Bank is required in order to obtain foreign financing, forward exchange controls, hedging arrangements etc. These restrictions have not historically had a material impact on the operations of Mittal Steel South Africa.

            The purchase and sale of foreign currency by Kazakh residents (including individuals and legal entities) is restricted by the National Bank of Kazakhstan. Purchases and sales of foreign currency may only be conducted by residents through authorized banks or other authorized organizations. Payments in "routine currency operations" may be made by residents of Kazakhstan to non-residents through authorized banks without restriction. Such "routine currency operations" include import/export settlements with payment within 180 days; short-term loans with terms of less than 180 days; dividends, interest and other income from deposits, investments, loans and other operations; and non-commercial transactions such as wages, pensions, and alimony. Operations involving the movement of capital from residents to non-residents require a license from the National Bank of Kazakhstan, and transactions involving the movement of capital from non-residents to residents must be registered with the National Bank of Kazakhstan. Licenses are issued on a case-by-case basis, and are valid only for a single transaction. These transactions include payments for exclusive rights to intellectual property; payments for rights to immovable property; settlements for import/export transactions and loans having terms of more than 180 days; and international transfers of pension assets and insurance and re-insurance contracts of an accumulative nature. Most transactions in which Mittal Steel Temirtau engages are not currently subject to licensing or registration requirements from the National Bank of Kazakhstan.

            The Algerian foreign currency market is regulated by the Central Bank of Algeria. Exchange control regulations do not permit capital account convertibility with a few exceptions of Algerian companies investing in overseas projects. Currency outflows on current account, while freely permitted for import of goods, are subjected to controls for payments for service contracts. Dividend repatriation is permitted on overseas capital investments. Algerian companies are not permitted to invest their cash surplus overseas. All overseas remittances have to be made through the Central Bank. Exporters are permitted to retain 50% of the proceeds in foreign currency accounts out of which 10% can be utilized freely and the balance with certain restrictions. Hedging of currencies is not permitted.

MANAGEMENT

            The Chairman and Chief Executive Officer of Mittal Steel is Mr. Lakshmi N. Mittal. Mr. Mittal's vision and his ability to guide Mittal Steel in its formulation and execution of appropriate business strategies to meet the challenges of an increasingly dynamic industry and business environment, have helped it to emerge as a world leader in the steel industry, with a global manufacturing and marketing presence.

            For the purposes of global strategy formulation, planning and central functions, the global operations of Mittal Steel are divided into three regions: the Americas, Europe and Rest of World. Operating subsidiaries in each of the regions have their own manufacturing, engineering and commercial organizations and operate as profit centers within the framework of Mittal Steel's global and regional business strategies.

            Within corporate and, where appropriate, regional management there are specialized and experienced executives in fields such as finance, marketing, purchasing, operations, shipping, human resources, communications, internal assurance, strategic planning, and continuous improvement, technology and law.

            Knowledge sharing has been an integral part of Mittal Steel's management philosophy and approach since the time of its first acquisition. The Company implements a Knowledge Management Programme

("KMP"), which aims to develop, share and utilize the knowledge and experience of Mittal Steel management and employees in order to accelerate improvement in business performance. This programme covers all key functional areas such as procurement, health and safety, and marketing, as well as the main steel producing and processing steps. The KMP includes detailed benchmarking, technical meetings, and inter-plant expert and operational support to drive improvement. It allows each business unit to benefit from the scale and reach of Mittal Steel's global presence and to have access to the best practices and expertise in the Company. Mittal Steel believes the KMP provides a differentiating advantage to its performance by contributing to reduced procurement and conversion costs and enhanced productivity and profitability.

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

            Our strategy includes the following key elements:

      - Leverage our Global Position. Our position as one of the largest and most international steel producers in the world provides opportunities to achieve operational synergies and cost savings. A key element in our strategy is to maximize the realization of these advantages.

      - Acquisition Strategy. We continue to look at acquisition opportunities in markets which are strategic to the growth of our business.

      - Improve Operating Performance. We continue to examine and pursue opportunities to improve the operating performance of our facilities and enhance our low cost production capabilities. Historically, we have been successful at enhancing our production capabilities at relatively low capital costs per ton.

      - Use Technology as a Competitive Tool. We believe the judicious application of technological advances is essential to continued competitiveness. We will continue to invest in incremental technological improvements wherever it is appropriate.

      - Remain a Low-Cost Producer. We believe that our efficient use of steel-making facilities and our superior operating practices makes us one of the lowest cost steel producers in each of the markets in which we compete. We seek to further protect and enhance our competitive position through continuous cost reduction programs and through our KMP. We believe that the KMP has already provided significant benefits, including reduced procurement costs of raw materials, consumables and spare parts, as well as increased productivity through the transfer of technological know-how among our operating subsidiaries.

      - Strengthen our Leading Market Positions and Reputation for Quality. Over the years, we have built strong customer franchises in a number of markets and products. We are one of the largest producers and consumers of DRI in the world. Our European operations collectively are the largest producers of high-quality wire rod on the continent and Inland is one of the leading suppliers to the automobile and appliance industries in North America and has a leading position with major car manufacturers. In addition, we believe we have established a reputation for producing high-quality steel products, in part due to our tradition of partnering with key customers. We intend to continue such partnering with key customers in research and development efforts and in assisting them with their product design initiatives. We believe this helps ensure strong, long-term customer relationships and enables us to produce higher quality steel products and create long-term growth opportunities. In the future, we believe we can further enhance our profitability by leveraging these leading market positions to sell a broader range of higher value-added products.

      - Maintain a strong financial profile. Our investment grade status provides us access to low cost financing for our operations and for potential acquisitions. We strive to at least maintain this status, through the steel cycle.

C.    ORGANIZATIONAL STRUCTURE

            Mittal Steel is a holding company with no business operations of its own. All of Mittal Steel's significant operating subsidiaries are wholly or majority owned by Mittal Steel, indirectly through intermediate holding companies. The following chart represents the current operational structure, and not the legal or ownership structure of Mittal Steel.

                                                                 ------------
                                                                 Mittal Steel
                                                                 ------------
                                                                       |
                      ---------------------------------------------------------------------------------------
                      |                                                |                                     |
---------------------------------------------  -----------------------------------------------  ---------------------------------
                   Americas                                           Europe                            Rest of World
---------------------------------------------  -----------------------------------------------  ---------------------------------
                      |                                                 |                                     |
    -------------------------------------           --------------------------------------            -----------------------
    |           |           |           |           |            |         |             |            |           |          |
---------  ----------  ----------  ----------  ----------  -----------  ----------  ----------  -----------  ---------- ----------
  Ispat       Mittal      Mittal      Mittal      Mittal       Mittal      Mittal      Mittal       Mittal      Mittal     Mittal
  Inland      Canada      Steel       Steel       Steel        Steel       Steel       Steel        Steel       Steel      Steel
                          Lazaro      Point       Europe       Poland      Galati      Ostrava     Temirtau     Annaba     South
                         Cardenas     Lisas                                                                                Africa
----------  ----------  ----------  ----------  ----------  -----------  ----------  ----------  -----------  ---------- ----------


            The following table sets forth the registered office of each significant operating subsidiary of Mittal Steel.

SUBSIDIARY                            REGISTERED OFFICE
AMERICAS

Inland                                3210 Watling Street
                                      East Chicago, IN 46312
                                      U.S.A.

Mittal Steel Lazaro Cardenas          S.A. de C.V.Fco. J. Mujica No. 1-B
                                      Apartado Postal No. 19-A
                                      Cd. Lazaro Cardenas, Mich
                                      C.P. 60950
                                      Mexico

Mittal Canada                         4000 route des Acieries
                                      Contrecoeur (Quebec)
                                      J0L 1C0
                                      Canada

Mittal Steel Point Lisas              Mediterranean Drive
                                      Point Lisas
                                      Couva
                                      Trinidad and Tobago

EUROPE

Mittal Steel Europe                   34-38 Avenue de la Liberte
                                      L-1930 Luxembourg
                                      Luxembourg

Mittal Steel Poland                   Ul Chorzowska 50, 40-121
                                      Katowice, Poland

Mittal Steel Galati                   Strada Smardan nr. 1 --
                                      800.698, Judetul Galati Romania

Mittal Steel Ostrava                  Vratimovska 689, Ostrava 7,
                                      Ostrava-Kuncice, Czech Republic
REST OF WORLD

Mittal Steel Temirtau                 472319 Termitau City, Lenin Avenue 1,
                                      Kazakhstan

Mittal Steel Annaba                   Sidi Amar, El-Hadjar
                                      Complex B.P. 2055,
                                      Annaba 2300, Algeria

MITTAL STEEL SOUTH AFRICA             Delfos Boulevard
                                      Vanderbijlpark, 1911
                                      South Africa
                                      P.O. Box 2
                                      Vanderbijlpark, 1900
                                      South Africa


D.    PROPERTY, PLANTS AND EQUIPMENT

            Mittal Steel's principal operating subsidiaries in the Americas are Inland, Mittal Steel Lazaro Cardenas, Mittal Canada and Mittal Steel Point Lisas; in Europe are Mittal Steel Poland, Mittal Steel Galati, Mittal Steel Ostrava and Mittal Steel Europe; and in the Rest of World are Mittal Steel Temirtau, Mittal Steel Annaba and Mittal Steel South Africa. In addition, Mittal Steel conducts operations through other subsidiaries and affiliates. All of its operating subsidiaries are substantially owned by Mittal Steel through intermediate holding companies.

            Certain of Mittal Steel's assets are encumbered in favor of its lenders. See Note 11 to the Mittal Steel's Consolidated Financial Statements.

AMERICAS

INLAND

General

            Inland is the fourth largest integrated producer of steel in the United States, with shipments of 5.6 million tons in 2004. Inland was established in 1893, and all raw steel made by Inland is produced at its Indiana Harbor Works located in East Chicago, Indiana. The property on which this plant is located, consisting of approximately 1,900 acres, is held by Inland in fee. The basic production facilities of Inland at its Indiana Harbor Works consist of blast furnaces for making iron; basic oxygen and electric furnaces for making steel; a continuous billet caster, a continuous combination slab/bloom caster and two continuous slab casters; and a variety of rolling mills and processing lines that produce finished steel mill products. A continuous annealing line and slitting equipment are leased by Inland. Inland has granted the PBGC a lien upon the caster facility to secure the payment of future pension funding obligations. Substantially all of the remaining property, plant and equipment at the Indiana Harbor Works, other than the caster facility and leased equipment, is subject to the lien of the First Mortgage of Inland dated April 1, 1928, as amended and supplemented. The Indiana Harbor Works is also subject to a second lien in favor of the USWA to secure a post-retirement health benefit.

            I/N Tek, a partnership in which a subsidiary of Inland owns a 60% interest, has constructed a 1.7 million ton annual production capacity cold-rolling mill on approximately 200 acres of land, which it owns in fee, located near New Carlisle, Indiana. Substantially all of the property, plant and equipment owned by I/N Tek is subject to a lien securing related indebtedness. The I/N Tek facility is adequate to serve the present and anticipated needs of Inland planned for such facility.

            I/N Kote, a partnership in which a subsidiary of Inland owns a 50% interest, has constructed a one million ton annual production capacity steel galvanizing facility on approximately 25 acres of land, which it owns in fee, located adjacent to the I/N Tek site. Substantially all of the property, plant and equipment owned by I/N Kote is subject to a lien securing related indebtedness. The I/N Kote facility is adequate to serve the present and anticipated needs for galvanized products of Inland planned for such facility.

            PCI Associates, or PCI, a partnership in which a subsidiary of Inland owns a 50% interest, has constructed a pulverized coal injection facility on land located within the Indiana Harbor Works. Inland leases PCI Associates the land upon which the facility is located. A 50% undivided interest in substantially all of the property, plant and equipment at the PCI facility is subject to a long-term lease, with the balance of the PCI facility owned by PCI Associates. The PCI facility is adequate to serve the present and anticipated needs of Inland planned for such facility.

            Inland owns property at the Indiana Harbor Works used in connection with a joint coke and energy production project with Sun Coal Company and Primary Energy LLC.

            A subsidiary of Inland owns a fleet of 321 coal hopper cars (100-ton capacity each) used in unit trains to move coal and coke to the Indiana Harbor Works. Inland time-charters three vessels for the transportation of iron ore and limestone on the Great Lakes. During 1998, Inland transferred ownership of such vessels to a third party subject to a lien in favor of the PBGC on the vessels to secure the payment of future pension funding obligations. Such equipment is adequate, when combined with purchases of transportation services from independent sources, to meet the present and anticipated transportation needs of Inland.

             Inland also owns and maintains research and development laboratories in East Chicago, Indiana. These facilities are adequate to serve its present and anticipated needs.

Production Facilities

            The following table sets forth a general description of Inland's principal production units at the Indiana Harbor Works.

-------------------------------------------------------------------------------------------------------------------
                     FACILITY                       PRODUCTION CAPACITY                     PRODUCTION IN 2004 (1)
-------------------------------------------------------------------------------------------------------------------
3 blast furnaces                               5.7 million tons of hot metal                   5.2 million tons
2 basic oxygen furnaces                      5.9 million tons of liquid steel                  5.7 million tons
3 slab and bloom casters                             5.6 million tons                          5.6 million tons
80" Hot strip mill                                   6.0 million tons                          5.3 million tons
Cold-rolling mill:
2 continuous pickle lines                            3.1 million tons                          2.6 million tons
56" and 80" tandem mill                              3.7 million tons                          2.5 million tons
Continuous annealing facilities                        457,000 tons                              349,000 tons
Batch annealing facility                             1.7 million tons                          1.6 million tons
3 temper rolling mills                               2.9 million tons                          2.3 million tons
5 finishing lines                                    2.1 million tons                          1.8 million tons
3 coating lines                                        928,000 tons                              789,000 tons
1 electric arc furnace                         610,000 tons of liquid steel                      513,000 tons
1 continuous billet caster                             800,000 tons                              499,000 tons
12" bar mill                                           700,000 tons                              636,000 tons

(1) Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

Products

            Inland produces and sells a wide range of steel products, largely carbon and high-strength low-alloy steel grades, in flat-rolled and bar forms. Flat products generated 87% of Inland's 2004 revenue. This division manufactures and sells hot-rolled, cold-rolled, coated and galvanized steel sheets used in various applications including automotive, steel service center, appliance, office furniture and electrical motor markets. Inland's flat products division also manages Inland's iron ore and iron-making operations, and produces the major portion of its raw steel requirements. Inland is one of the leading producers in the United States of automotive sheet, the highest value-added flat-rolled carbon steel product, and one of the largest suppliers of steel to the appliance market. Over 80% of Inland's flat-rolled steel revenues are generated by value-added cold-rolled or coated steels. Nearly all of Inland's steel products are made to fill specific orders due to the unique chemistry, surface quality, and width and gauge requirements of our customers.

            Inland's bar division generated 13% of Inland's 2004 revenue, and manufactures and sells a variety of bar products, including SBQ to the automotive industry directly, as well as to forgers and cold finishers, heavy equipment manufacturers and steel service centers. SBQ steel is used by our customers in the automotive, agricultural and transportation industries, among others, to manufacture products such as axles and bearings.

MITTAL STEEL LAZARO CARDENAS

General

            Mittal Steel Lazaro Cardenas is the largest steel producer in Mexico. Mittal Steel Lazaro Cardenas operates a pelletizer plant, two direct reduced iron plants, an electric arc furnace-based steel-making plant and continuous casting facilities. Mittal Steel Lazaro Cardenas has advanced secondary metallurgical capabilities, including ladle refining, vacuum degassing and calcium silicon injection, which permit it to produce higher quality slabs that are used for specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries.

            Mittal Steel Lazaro Cardenas's production facilities are located on 1,075 acres adjacent to a major deep water port in Lazaro Cardenas, Michoacan, Mexico, through which most of its slabs are shipped for export and its raw materials are received. The port is the largest bulk material handling port in Mexico and the second largest bulk material handling port in Latin America. The port includes a metals and minerals wharf with three berths, operated by our joint venture, Corporacion del Balsas, S.A. de C.V., or Corporacion del Balsas, under a concession from the Mexican government, which expires in 2014, and a multipurpose terminal berth operated by Mittal Steel Lazaro Cardenas, which currently accepts vessels up to Handymax size. Mittal Steel Lazaro Cardenas operates the multipurpose terminal berth under a concession from the Mexican government, which expires in 2010.

            During 2003, Mittal Steel Lazaro Cardenas received re-certification for QS 9000 through 2006 (previously obtained in 1999 and valid through 2003) and holds several certifications for manufacturing customer specific shipbuilding grades of steel. Some of the value-added products developed in 2003 were heat-treatment grades for plate manufacturing, oil country tubular goods, high chromium grade for oil exploration applications and also for the gas transportation industry. As part of moving up the value chain, Mittal Steel Lazaro Cardenas has invested $17.0 million in a Ruhrstahl Heraeus Top Lance, or RHTL, plant. The new plant, which commenced operations in October 2004, will enable it to produce up to 1.0 million tons of ultra low carbon interstitial free steel mainly for the automobile segment. Mittal Steel Lazaro Cardenas (through an affiliate) is also constructing an oxygen gas plant, in which it is investing $13.5 million and which is expected to be operational by the end of March 2005. Since its inception, Mittal Steel Lazaro Cardenas has been an export-focused company. In 2004, approximately 65% of Mittal Steel Lazaro Cardenas's slabs were exported to finished steel product manufacturers in China, Taiwan, Germany, Kazakhstan, France, Thailand and the United States.

            In addition to its core steel-making facilities, Mittal Steel Lazaro Cardenas holds a 50% equity interest in Pena Colorada, an iron ore mining and pelletizing company which has the capacity to produce 4.0 million tonnes of pellets, of which Mittal Steel Lazaro Cardenas's share is 50%. Mittal Steel Lazaro Cardenas also has strategic interests in several other ancillary companies, which provide significant benefits. These include:

*a 50% interest in Corporacion del Balsas, which manages captive port facilities for handling raw materials;

*a 50% interest in Servicios Siderurgicos Integrados, S.A. de C.V., which provides various products such as industrial gas and services to Mittal Steel Lazaro Cardenas, at its cost of producing these services; and

*a 50% interest in Cal del Balsas, S.A. de C.V., which produces lime products.

Production Facilities

            The following table sets forth a general description of Mittal Steel Lazaro Cardenas's principal production units:

------------------------------------------------------------------------------------------------------------------
             FACILITY                              PRODUCTION CAPACITY                      PRODUCTION IN 2004 (1)
------------------------------------------------------------------------------------------------------------------
Pelletizer plant                               4.0 million tonnes of pellets                  3.6 million tonnes
Direct reduced iron plant - HYL                  2.4 million tonnes of DRI                    2.4 million tonnes
Direct reduced iron plant - Midrex               1.7 million tonnes of DRI                    1.8 million tonnes
4 electric arc furnaces                      4.0 million tons of liquid steel                  4.0 million tons

2 continuous casters                             3.8 million tons of slabs                     3.9 million tons
Thermal power station                       40 megawatts-two 20 megawatt units                 83.18 million kwh

(1) Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

Products

            Mittal Steel Lazaro Cardenas is the world's largest supplier of slabs to the merchant market. Slabs are purchased both by steel manufacturers without primary steel-making facilities and by steel manufacturers with either a temporary or permanent reliance on external sources for a portion or all of their needs. Mittal Steel Lazaro Cardenas's product line mainly caters to high-end applications of its customers.

            Mittal Steel Lazaro Cardenas utilizes direct reduced iron as its primary metallic input for virtually all of its production.

MITTAL CANADA

General

            Mittal Canada is the fourth largest steelmaker in Canada, based on 2004 shipments of approximately 1.6 million tons of finished steel products. Mittal Canada is currently the only Canadian steelmaker utilizing internally produced direct reduced iron as the primary raw material for steel-making.

Production Facilities

            Mittal Canada's facilities are located in the Province of Quebec on approximately 1,050 acres of land in Contrecoeur, 100 acres in Longueuil and 23 acres in Montreal. The following table sets forth a general description of Mittal Canada's principal production facilities.

------------------------------------------------------------------------------------------------------------------
                      FACILITY                      CAPACITY (PER YEAR)                     PRODUCTION IN 2004 (1)
------------------------------------------------------------------------------------------------------------------
2 direct reduced iron plants                     1.5 million tonnes of DRI                     1,085,000 tonnes
2 electric arc furnaces                      1.8 million tons of liquid steel                  1.7 million tons
1 continuous slab caster                           900,000 tons of slabs                         800,000 tons
1 six-strand billet caster                        900,000 tons of billets                        900,000 tons
Hot strip mill                                   683,000 tons of hot bands                       682,000 tons
Cold-rolling mill:
Pickling line                                          470,000 tons                              460,000 tons
2 cold-rolling mills                                   470,000 tons                              406,000 tons
19 annealing furnaces                                  330,000 tons                              284,000 tons
1 temper mill                                          330,000 tons                              268,000 tons
2 rod and bar mills                            860,000 tons of rods and bars                     801,000 tons
1 pipe mill                                        109,000 tons of pipe                          80,000 tons

(1) Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

Products

            Mittal Canada manufactures a wide range of steel products, including hot, cold and galvanized sheet, wire rods, bar and pipe products, and markets these products primarily in Canada and the United States.

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

MITTAL STEEL POINT LISAS

General

            Mittal Steel Point Lisas located in Trinidad and Tobago, is the largest steelmaker in the Caribbean, based on 2004 shipments of 0.8 million tons of steel products. Mittal Steel Point Lisas operates direct reduced iron plants, an electric arc furnace-based steel-making plant, continuous casting facilities and a high-speed rolling mill.

Production Facilities

            Mittal Steel Point Lisas facilities are located on approximately 260 acres at the Point Lisas Industrial Complex in Point Lisas, Couva, Trinidad and Tobago. Mittal Steel Point Lisas leases the property on which the facilities are located from the Point Lisas Industrial Port Development Company (the "PLIPDECO"). On February 12, 1996, Mittal Steel Point Lisas and PLIPDECO entered into a lease agreement extending the terms of the lease of such property until April 10, 2038. The following table and discussion set forth a general description of Mittal Steel Point Lisas' principal production facilities.

------------------------------------------------------------------------------------------------------------------
                      FACILITY                      CAPACITY (PER YEAR)                     PRODUCTION IN 2004 (1)
------------------------------------------------------------------------------------------------------------------
2 Direct reduced iron plants                     1.3 million tonnes of DRI                    1.0 million tonnes
                                                 1.4 million tonnes of DRI                    1.3 million tonnes
2 electric arc furnaces                      1.2 million tons of liquid steel                    907,000 tons
2 continuous casters                            1.1 million tons of billets                      871,000 tons
1 rod mill                                       810,000 tons of wire rods                       679,000 tons

(1) Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

            Mittal Steel Point Lisas's production facilities are located adjacent to a dedicated deep water dock facility near the waterfront of the Gulf of Paria. Mittal Steel Point Lisas operates the facility, which is leased from National Energy Corporation of Trinidad and Tobago Limited through 2015, for the receipt and dispatch of various raw materials, consumables and finished products. The berth of the dock facility has a service length of about 450 yards and a depth of 45 feet. The primary imported materials received at the dock are iron ore pellets and limestone.

Products

            Mittal Steel Point Lisas produces wire rods for use in a wide range of industrial applications, including the manufacture of welding electrodes, cables, chains, springs, fasteners, wire strands and wire ropes, pre-stressed concrete strands, tire beads, as well as in the construction industry. In 2004, substantially all of Mittal Steel Point Lisas's wire rod shipments were exported, primarily to steel fabricators in South and Central America, the Caribbean and the United States. Mittal Steel Point Lisas is also a significant producer, exporter, and user of direct reduced iron.

EUROPE

MITTAL STEEL EUROPE

General

            Mittal Steel Europe is the holding company of all our operating subsidiaries in Germany and France. The principal steel-making operations are in Hamburg and Duisburg in Germany, and in Gandrange in France. In addition, it has a number of downstream facilities in Belgium, France, Germany, Italy, Luxembourg and the United Kingdom. The downstream business is one of the largest in Europe.

Production Facilities

            The following table sets forth a general description of Mittal Steel Europe's principal production units.

------------------------------------------------------------------------------------------------------------------
                      FACILITY                       CAPACITY (PER YEAR)                    PRODUCTION IN 2004 (1)
------------------------------------------------------------------------------------------------------------------
1 direct reduced iron plant                            600,000 tonnes                           607,000 tonnes
2 electric arc furnaces                       2.8 million tons of liquid steel                 2.5 million tons
2 blast oxygen furnace - converter shops      1.7 million tons of liquid steel                 1.5 million tons
5 continuous casters                         4.9 million tons of billets/blooms                3.9 million tons
2 billet rolling mills                           2.0 million tons of billets                   1.2 million tons
4 wire rod mills                                3.6 million tons of wire rods                  2.7 million tons

(1) Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

Products

            Mittal Steel Europe's principal products are wire rods, bars, billets and blooms, and Mittal Steel Europe's subsidiaries are the largest producers of high quality wire rods in Europe. In addition, Mittal Steel Europe's downstream facilities produce wires for various applications, including springs, elevator ropes, hoisting ropes, wire mesh and bright drawing bars.

            More than 85% of Mittal Steel Europe's products are sold in Western European markets, while the remainder is exported primarily to USA and Asia. Mittal Steel Europe ships its products primarily to customers in the construction, engineering and automotive industries.

            Mittal Steel Europe meets its iron ore requirements largely from suppliers in Brazil and Canada. It has long-term contracts for pig iron supply to Mittal Steel Ruhrrot and Mittal Steel Gandrange. Mittal Steel Europe sources scrap mainly from the Western European markets.

            On February 22, 2005, Mittal Steel Ruhrort signed an agreement, with ThyssenKrupp Stahl AG for the purchase of between 1.3 and 1.5 million tonnes of pig iron each year for a 20-year term commencing October 2007. This agreement replaces an existing supply agreement between the parties under which Mittal Steel Ruhrort, agreed to purchase from ThyssenKrupp Stahl AG 1.3 million tonnes of pig iron each year until September 2007.

MITTAL STEEL POLAND

General

            Mittal Steel held a 72.4% interest in Mittal Steel Poland as at December 31, 2004, as well as the irrevocable right, as agreed by Mittal Steel and the Polish state authorities, to purchase an additional 25% interest in Mittal Steel Poland from Polish state authorities.

            Mittal Steel Poland, formerly Polski Huty Stali S.A., or PHS, took control of the businesses of four steel companies in 2003: Huta Katowice S.A., Huta T. Sendzimira S.A., Huta Florian S.A. and Huta Cedler S.A., all of which were then Polish state-owned enterprises. Mittal Steel Poland is the largest steel producer in Poland, with an annual production capacity of approximately
8.3 million tons of crude steel. The agreement for the acquisition of Mittal Steel Poland by Mittal Steel was concluded in October 2003 and the acquisition was completed in March 2004. The major operations of Mittal Steel Poland are based in Dabrowa Gornicza, Krakow, Sosnowiec and Swietochlowice, Poland.

            Mittal Steel Poland produces a wide range of steel products, including both long products (including billets, blooms, sections, rails, and wire-rods and tubes) and flat products (including slabs, hot-rolled products, cold-rolled products and galvanized and coated coils).

            The sale of Mittal Steel Poland by the government of Poland was part of its initiative to restructure its national steel industry. Pursuant to the acquisition agreement, Mittal Steel committed to make capital expenditures of Euro 497 million (equivalent to approximately $677 million based on the exchange rate as at December 31, 2004) through December 2009, as well as to comply with the PHS restructuring plan that the government of Poland agreed with the European Commission as part of the European Union accession process, including the shutdown of some rolling and finishing facilities and minimum employment levels.

            In connection with the combination of four steel companies into Mittal Steel Poland, Mittal Steel Poland also became the owner of shares in a number of related companies. Some of these subsidiaries operate rolling mills that engage in converting billets, slabs and other semi-finished products into a range of finished products.

Production Facilities

            The following are the principal production facilities of Mittal Steel Poland:

------------------------------------------------------------------------------------------------------------------
                      FACILITY                CAPACITY (PER YEAR)                           PRODUCTION IN 2004 (3)
------------------------------------------------------------------------------------------------------------------
                                                               (Thousand tons, except as noted)
13 coke oven batteries(1)                    5,375 thousand tonnes                          5,235 thousand tonnes
2 sintering plants                           9,800 thousand tonnes                          8,585 thousand tonnes
5 blast furnaces (four operational)                  7,385                                          6,908
2 converter plants with six basic                    8,378                                          7,684
oxygen
continuous steel casters (for billets                3,307                                          3,314
and blooms)
1 continuous steel caster (for slabs)                2,205                                          2,135
Breakdown mill                                       4,960                                          2,022
Continuous billet mill                               2,205                                           755
Hot-rolling mill                                     2,315                                          2,223
Cold-rolling mill                                    1,488                                          1,093
Heavy-section mill                                   1,047                                         1,036(2)
Medium-section mill                                   937                                           951(2)
Galvanizing line                                      551                                            568
Wire rod mill                                         607                                            518
Tube mill                                             183                                            142

(1) Includes coke production of Zaklady Koksownicze Zdzieszowice, a subsidiary of Mittal Steel Poland.
(2) Production in excess of the stated capacity is possible by adjusting the facility loading and product mix.
(3) Production facility details include the production numbers for the full year 2004 for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production number will not give the quantity of saleable finished steel products.

Products

            Mittal Steel Poland's product range includes slabs, billets, blooms, sections, hot-rolled sheets and strips, cold-rolled sheets and strips, galvanized sheets, welded tubes, wire-rods and other wire products and coated sheets.

            More than 50% of Mittal Steel Poland's products are sold in the domestic market, while the remainder are exported, primarily to customers located in other member states of the European Union. Mittal Steel Poland ships its products primarily to customers in the construction, engineering, transport, mining and automotive industries.

MITTAL STEEL GALATI

General

            Mittal Steel acquired 91.6% of Combinatul Siderurgic Sidex S.A. Galati, now Mittal Steel Galati, from the Authority for Privatization and Management of State Ownership of Romania in November 2001, and increased its interest to 99.4% in September 2003. Mittal Steel Galati operates the largest integrated steel plant in Romania and is among the largest producers of steel in Central and Eastern Europe.

            According to its own estimates, Mittal Steel Galati produces approximately 69% of the total steel consumption in Romania in its product range.

            In connection with its acquisition by Mittal Steel, Mittal Steel Galati agreed with the Romanian government to make capital expenditures of approximately $251 million from November 2001 through December 2006, of which $76 million is to be used for environmental projects, as well as a further $100 million in capital expenditures from 2007 through 2011. These investments are secured by a pledge of a portion of Mittal Steel's shares in Mittal Steel Galati.

            Mittal Steel has provided employment commitments for a five-year period from the date of its acquisition of Mittal Steel Galati during which it agreed not to engage in any collective dismissals of employees at Mittal Steel Galati. Pursuant to the acquisition agreement, Mittal Steel Galati is also exempt from enforcement of certain Romanian fiscal and environmental laws until such time as Romania joins the European Union.

Production Facilities

            Mittal Steel Galati has a total annual production capacity of 6.6 million tons of crude steel. The following table sets forth a general description of Mittal Steel Galati's principal production facilities:

------------------------------------------------------------------------------------------------------------------
         FACILITY                             CAPACITY (PER YEAR)                           PRODUCTION IN 2004 (1)
------------------------------------------------------------------------------------------------------------------
                                                                 (Thousand tons, except as noted)
6 coke ovens                                 2,212 thousand tonnes                          1,712 thousand tonnes
3 sintering plants                           8,150 thousand tonnes                          5,401 thousand tonnes
5 blast furnaces                                     6,944                                          4,670
6 basic oxygen furnaces                              7,055                                          5,155
4 continuous slab casters                            3,913                                          4,259
5 continuous bloom casters                             596                                            604
1 billet mill                                          661                                            577
2 heavy plate mills                                  2,315                                          1,754
1 hot strip mill                                     3,858                                          2,176
Cold-rolling mill                                    1,742                                           847

Hot dip galvanizing line                              220                                            218
Welded pipe plant                                      49                                              29

(1) Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.
(2) Production in excess of the design capacity is achieved by improved control and production parameters.

Products

            Mittal Steel Galati produces and markets a large variety of products, including slabs, billets, plates, hot rolled, cold rolled and galvanized sheet and large diameter longitudinally welded pipes. Approximately 35% of its products are sold domestically. Sales outside the domestic market, Europe, North America and South America are made by Mittal Steel Marketing.

MITTAL STEEL OSTRAVA

General

            In January 2003, Mittal Steel acquired a 69.7% interest, which increased to approximately 75.7% (the Company also has an option, subject to certain restrictions, for the purchase of an additional 8.6%), voting interest, in Mittal Steel Ostrava, the largest steel producer in the Czech Republic. The sale of Mittal Steel Ostrava by the government of the Czech Republic was part of an initiative to restructure the Czech steel industry. Mittal Steel made capital expenditure commitments totaling $243 million over 10 years, including $135 million from 2003 through 2007 and $20 million for environmental improvements. Upon acquisition, Mittal Steel rescheduled the debt obligations of the Mittal Steel Ostrava with a consortium of Czech and international banks led by the International Finance Corporation.

            Mittal Steel Ostrava has an annual production capacity of over 3.6 million tons of crude steel.

            In connection with the acquisition, Mittal Steel Ostrava also committed to follow the medium-term restructuring plan approved by the European Commission. This plan includes certain reductions in capacity and employment levels. Also, Mittal Steel Ostrava has obligations to make contributions for developments in the surrounding region under the Share Purchase Agreement.

Production Facilities

            Mittal Steel Ostrava's production facilities are located in Ostrava, Czech Republic. The sinter plant and blast furnaces, although located on the same site as the remainder of the production facilities, are owned and operated by Vysoke Pece Ostrava, a.s., in which Mittal Steel has a total interest of approximately 84%. The following table sets forth a general description of Mittal Steel Ostrava's principal production facilities:

------------------------------------------------------------------------------------------------------------------
            FACILITY                          CAPACITY (PER YEAR)                           PRODUCTION IN 2004 (1)
------------------------------------------------------------------------------------------------------------------
                                                                        (Thousand tons, except as noted)

3 coke ovens                                 1,500 thousand tonnes                          1,460 thousand tonnes
2 sinter plants(2)                           3,640 thousand tonnes                          3,553 thousand tonnes
4 blast furnaces(2)                                 3,789                                          3,755
Steel mill with 4 open hearth                       3,638                                          3,536
tandem furnaces
3 continuous casters                                3,667                                          3,477
Hot strip mill                                      1,217                                          1,142
2 section mills                                     1,400                                          1,313
Wire rod mill                                         675                                            588
2 seamless tube mills                                 315                                            328(3)

Spiral welding shop                                    50                                             41
Power plant                                           201 MW                                        1,507 MWh

(1) Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.
(2) Owned and operated by Vysoke Pece Ostrava, a.s.
(3) Production in excess of the design capacity is achieved by improved control and production parameters.

            Mittal Steel Ostrava also has a controlling ownership share in several other small operating companies, including cold-rolling mills, hot-rolling mills and a welded tube manufacturer.

Products

            Mittal Steel Ostrava produces mostly long products. Over 44% of Mittal Steel Ostrava's production is sold in the domestic market, and the remainder is sold primarily to customers in other European countries. Mittal Steel Ostrava sells most of its production directly to end users, primarily in the engineering, automotive and construction industries, as well as to "stockists" (small-lot resellers).

REST OF WORLD

MITTAL STEEL ANNABA

General

            Mittal Steel Annaba, located in Algeria, is a joint venture entered into in October 2001 between Mittal Steel and Groupe Sider, or Sider, an agency of the government of the Republic of Algeria, pursuant to which Mittal Steel acquired a 70% ownership in Mittal Steel Annaba for a capital contribution of $25 million. Mittal Steel simultaneously acquired a 70% interest in Mittal Steel Tebessa, an iron ore producer that supplies Mittal Steel Annaba, from Enterprise Publique Economique du Fer et du Phosphate, or Ferphos. Mittal Steel also has a right of first refusal on the purchase of the remaining 30% of Mittal Steel Annaba and Mittal Steel Tebessa should either Sider or Ferphos, respectively, sell its remaining interest. Mittal Steel Annaba is the only integrated steel plant in Algeria, with an annual production capacity of approximately 2.0 million tons of crude steel. Mittal Steel Annaba also owns port facilities at Annaba, which is located approximately 17 kilometres away from its steel producing operations, for handling exports of steel products and imports of raw materials.

            In connection with its acquisition, Mittal Steel provided capital expenditure commitments for Mittal Steel Annaba of $140 million (of which environmental investment commitments amount to $25 million) over 10 years from the date of acquisition, including minimum investment of $80 million and a minimum shipping level of 1.3 million tons per year by October 2006. Mittal Steel also provided employment commitments extending through October 2005 during which it agreed that it would not undertake any collective dismissals and agreed to provide a working capital facility of $15 million for five years. Mittal Steel also agreed to make capital expenditures of $30 million at Mittal Steel Tebessa, $20 million of which is to be invested through 2006.

Production Facilities

            Mittal Steel Annaba's production facilities consist of six basic oxygen furnaces and one electric arc furnace. Mittal Steel Annaba completed the modernization of its hot strip mill in 2002, and completed construction in March 2004 of a new bar mill with an annual production capacity of 400,000 tons.

The following table sets forth a general description Mittal Steel Annaba's principal production facilities:

------------------------------------------------------------------------------------------------------------------
                      FACILITY                CAPACITY (PER YEAR)                           PRODUCTION IN 2004 (1)
------------------------------------------------------------------------------------------------------------------
                                                                (Thousand tons, except as noted)
2 coke making batteries (1                   565 thousand tonnes                            585 thousand tonnes (2)
operational)
1 sintering plant                            3,170 thousand tonnes                          1,809 thousand tonnes

2 blast furnaces                                     1,896                                          1,093
6 basic oxygen furnaces and one                      1,989                                          1,115
electric arc furnace
Hot-rolling mill                                     1,984                                           474
Cold-rolling mill                                      992                                            237
2 bar and rod mills                                   896                                          451 (3)

(1) Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.
(2) Production in excess of capacity is achieved by adjusting the coal blend.
(3) New bar mill completed in March 2004.

Products

            Mittal Steel Annaba produces both long and flat products. The flat product range includes slabs, hot rolled and cold-rolled coils and sheets, hot-dipped galvanized products and tin plates, and the long product range includes billets, wire-rods, rebars and seamless tubes. Mittal Steel Annaba supplies products primarily to the construction, housing, engineering, packaging and petrochemical industries.

            Approximately 80% of Mittal Steel Annaba's products are sold domestically, with large quantities exported to customers in Europe and the Maghreb region of northern Africa.

            Mittal Steel Annaba obtains approximately 76% of its iron ore requirement from Mittal Steel Tebessa, and imports the balance. Mittal Steel Annaba purchases coking coal from various suppliers, including suppliers located in the United States and Australia and fulfills its coke requirements from its own production.

MITTAL STEEL TEMIRTAU

General

            Mittal Steel acquired steel manufacturing facilities in the Karaganda region of the Republic of Kazakhstan in November 1995 from the government of the Republic of Kazakhstan. Mittal Steel subsequently acquired a nearby power plant and coal and iron ore mines. These facilities are now all held by Mittal Steel Temirtau and its subsidiaries. Since its acquisition by Mittal Steel, Mittal Steel Temirtau's annual shipments of finished products have increased from the pre-acquisition level of 2.5 million tons to 3.96 million tons in 2004. This increase has been accomplished primarily by investment in Mittal Steel Temirtau's operating equipment and through application of the operating, financial, procurement and marketing strategies and strengths of Mittal Steel. The share of Mittal Steel Temirtau's value-added products, primarily cold-rolled and coated products, in its total output has increased from 6% in 1995 to over 52% in 2004.

             In December 2001, Mittal Steel Temirtau signed an investment agreement with the government of the Republic of Kazakhstan, pursuant to which Mittal Steel Temirtau agreed to make capital expenditures of approximately $580 million. Total related capital expenditures through the year ended December 31, 2004 were $450 million. These capital expenditures have included reconstructing blast furnaces, constructing a continuous caster, constructing a coke oven battery, upgrading a tin plate rolling mill and establishing a galvanizing line, and other technological updates of fixed assets. Mittal Steel Temirtau is also constructing twin strand slab casters and conducting a major overhaul of a blast furnace. Mittal Steel Temirtau plans to construct a color coating line, an additional cold-rolling mill, a coke oven battery and a tinning line in 2005 and 2006.

             Mittal Steel has also agreed not to undertake collective dismissals with respect to Mittal Steel Temirtau employees. In connection with the acquisition of Mittal Steel Temirtau, Mittal Steel was also exempted from compliance with certain changes in environmental laws for 10 years from the date of acquisition.

Production Facilities

            Mittal Steel Temirtau's integrated steel plant consists of three basic oxygen furnaces and four blast furnaces, with a total annual production capacity of 6.6 million tons of crude steel. Mittal Steel Temirtau's rolled steel is shipped to customers in coil, strip or sheet form. In 2002, Mittal Steel Temirtau obtained EN ISO 9001-2000 certification for one of its galvanizing lines and in 2003 it obtained this certification for its rolling mills.

             Over 90% of Mittal Steel Temirtau's production is exported, and the production that is sold domestically accounts for a majority of domestic steel consumption.

            The following table sets forth a general description of Mittal Steel Temirtau's principal production facilities:

---------------------------------------------------------------------------------------------------------------------
                      FACILITY              CAPACITY (PER YEAR)                             PRODUCTION IN 2004 (1)
---------------------------------------------------------------------------------------------------------------------
                                                                    (Thousand tons, except as noted)
5 coke oven batteries                      2,628 thousand tonnes                            2,646 (2) thousand tonnes
1 sintering plant                          7,152 thousand tonnes                              6,495 thousand tonnes
4 blast furnaces                                   4,333                                              4,283
3 basic oxygen furnaces                            5,200                                              5,110
2 slab mills                                       6,000                                              5,139
1 hot strip mill                                   4,600                                              4,131
2 cold-rolling mills                               2,280                                              2,205
3 electrolytic tinning lines                        375                                                292
2 hot-dip galvanizing and
aluminum-zinc coating lines                         805                                                769

(1) Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.
(2) Production in excess of the stated capacity is possible by adjusting the facility loading and product mix.

Products

            Mittal Steel Temirtau's product range of flat steel products includes pig-iron, slabs, hot and cold-rolled coils and sheets, black-plates, covers, tin-plates, hot-dipped galvanized products and pipes.

            Mittal Steel Temirtau sells steel products to a range of industries, including the tube and pipe making sectors, and manufacturers of consumer goods and appliances. Export sales of products manufactured by Mittal Steel Temirtau other than to customers in Europe, the Russian Federation and other CIS countries are conducted by Mittal Steel Marketing.

            A significant percentage of Mittal Steel Temirtau's production is exported to China and other countries in West, Central and Southeast Asia.

MITTAL STEEL SOUTH AFRICA

General

            Mittal Steel South Africa is the largest steel producer in Africa and has an installed annual production capacity of 8.8 million tons of crude steel. In 2001, Mittal Steel acquired 8.26% of the shares in Mittal Steel South Africa, and increased its interest to 34.8% through additional purchases during 2002. In December 2002, Mittal Steel made an offer to Mittal Steel South Africa shareholders to acquire up to an additional 12.19% of Mittal Steel South Africa's issued share capital. This offer was fully subscribed, and acquisition of these shares was completed in February 2003, as a result of which Mittal Steel's ownership of Mittal Steel South Africa increased to 47%. In return for the offer, the shareholders agreed to waive their right to receive a mandatory offer when Mittal Steel's shareholding in Mittal Steel South Africa exceeded 35%. By December 31, 2003, Mittal Steel had made additional purchases by which it increased its interest in Mittal Steel South Africa to 49.99% and following approval from the South African Competition Tribunal, Mittal Steel acquired a further 2,000 shares in June 2004, increasing its shareholding in Mittal Steel South Africa to slightly over 50%. Mittal Steel South Africa is consolidated into Mittal Steel's financial statements from January 1, 2004.

            Approximately 70% of Mittal Steel South Africa's sales in 2004 were of flat products and 30% were of long products. According to its own estimates, Mittal Steel South Africa has an overall domestic market share of approximately 63% in 2004. Mittal Steel South Africa's common shares are listed on the JSE Securities Exchange, South Africa under the symbol "MLA".

Production Facilities

            Mittal Steel South Africa operates two integrated steel plants, a facility based on COREX furnaces and direct reduced iron facilities. Mittal Steel South Africa has four production facilities: Vanderbijlpark Steel and Saldanha Steel, which produce flat products, and Newcastle and Vereeniging Steel, which produce long steel products. The production facilities are supported by a metallurgical by products division (Iscor Coke and Chemicals). Mittal Steel South Africa's Vanderbijlpark Steel is located in South Africa's Gauteng Province and has an annual production capacity of 3.4 million tons. Saldanha Steel, based on South Africa's west coast near the deep-sea port of Saldanha, is a technologically modern facility with an annual production capacity of 1.4 million tons. Newcastle Steel, located in the northern part of Kwa-Zulu Natal Province, has an annual production capacity of 2.0 million tons. Vereeniging Steel located in Gauteng province, has an annual production capacity of 0.4 million tons of specialty steel products. The following table sets forth a general description of Mittal Steel South Africa's principal production facilities:

-----------------------------------------------------------------------------------------------------------------
                      FACILITY                CAPACITY (PER YEAR)                           PRODUCTION IN 2004(1)
-----------------------------------------------------------------------------------------------------------------
                                                                     (Thousand tons, except as noted)
10 coke oven batteries                       2,853 thousand tonnes                          2,341 thousand tonnes
2 sintering plants                           5,206 thousand tonnes                          4,420 thousand tonnes
5 direct reduced iron kilns and one          1,554 thousand tonnes                          1,461 thousand tonnes
MIDREX(R) converter
3 blast furnaces                                    5,500                                          4,686
1 COREX(R) C2000                                      865                                            821
5 basic oxygen furnaces                             6,301                                          4,693
5 electric arc furnaces                             3,955                                          3,056
7 ladle furnaces                                    6,811                                          6,253
Continuous casting four slab, two                   9,067                                          7,344
bloom and one billet casters
2 hot strip mills                                   4,798                                          4,552
1 hot plate mill                                      450                                            386
2 cold-rolling mills with five stand                1,654                                          1,469
tandem mills
Bar, rod and billet mills                           3,329                                          2,994
Galvanizing lines -- two                              645                                            549
continuous, one electrolytic
2 tinning lines -- one continuous,                    462                                            381
one for cans
2 continuous pickling lines                         2,082                                          1,812
2 continuous annealing lines                          601                                            541
3 tempering mills                                     733                                            623
1 colour coating line                                  98                                             70

(1) Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

Business Assistance Agreement

            At the time of its initial investment in Mittal Steel South Africa in November 2001, Mittal Steel entered into a Business Assistance Agreement, or the BAA, with Mittal Steel South Africa, which expired on December 31, 2004. Within the framework of the BAA, Mittal Steel undertook to provide Mittal Steel South Africa with business, technical, purchasing and marketing assistance; to assist Mittal Steel South Africa in attaining additional sustainable savings; and to invest a minimum of $75 million in acquiring a strategic shareholding in Mittal Steel South Africa prior to March 2003. The agreement originally provided for Mittal Steel to be allotted a certain percentage of shares in Mittal Steel South Africa through the end of 2004, contingent on the achievement of specified cost savings, but was amended in December 2003 to provide for payment in either shares or cash.

            Mittal Steel received $94 million in cash as BAA remuneration in December 2003 for the sustainability period ending June 2003 and $114 million in cash as final remuneration in August 2004 for the sustainability period ending June 2004.

Products

            Mittal Steel South Africa's range of products includes hot-rolled sheets, cold-rolled sheet, coated-sheet, wire-rod and forged steel. Most of Mittal Steel South Africa's production is sold domestically. Asia is its largest export market, though significant quantities are also sold to customers in Europe and other parts of Africa. Mittal Steel South Africa's steel products are marketed internationally through Macsteel International Holdings B.V., a joint venture with Macsteel Holdings (Pty) Limited in which Mittal Steel South Africa holds a 50% interest. Macsteel International purchases products from Mittal Steel South Africa, and charges a contractual gross margin for its services with respect to these sales.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The acquisition of LNM Holdings was accounted for as a combination of entities under common control for accounting and financial reporting purposes. Under this method of accounting, recorded assets and liabilities of Ispat International and LNM Holdings are carried forward at their historical amounts, income of Mittal Steel includes income of Ispat International and LNM Holdings for the entire fiscal year in which the acquisition occurred and the reported income of the separate corporations for the prior years are combined. The Consolidated Financial Statements, which include the accounts of Mittal Steel and its subsidiaries, all of which are controlled by Mittal Steel, have been prepared in accordance with U.S. GAAP. Inter-company balances and transactions have been eliminated on consolidation. Total shipments of steel products include intercompany shipments. All references to "Sales" include shipping and handling fees and costs as defined in EITF Issue No. 00-10.

      The records of each of Mittal Steel's operating subsidiaries are maintained in the currency of the country in which the operating subsidiary is located, using the statutory or generally accepted accounting principles of such country. For consolidation purposes, the financial statements that result from such records have been translated to conform to U.S. GAAP and converted into U.S. dollars, the reporting currency. The Canadian dollar is the functional currency of Mittal Canada, the Czech koruna is the functional currency of Mittal Steel Ostrava, the Polish zloty is the functional currency of Mittal Steel Poland, the South African rand is the functional currency of Mittal Steel South Africa, the Bosnia and Herzegovina convertible mark is the functional currency of Mittal Steel Zenica, the Romanian lei is the functional currency of Mittal Steel Roman, Mittal Steel Iasi and Mittal Steel Hunedoara, the Euro is the functional currency of Mittal Steel Europe and the U.S. dollar is the functional currency of all other operating subsidiaries. Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are re-measured at the rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the statements of income. Upon consolidation, the results of operations of Mittal Steel's subsidiaries and affiliates whose functional currency is other than the U.S. dollar are translated into U.S. dollars at weighted average exchange rates in the relevant year and assets and liabilities are translated at year-end exchange rates. Translation adjustments are presented as a separate component of other comprehensive income in the Consolidated Financial Statements and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or affiliated company.

RECENT ACQUISITIONS

      Mittal Steel completed a number of acquisitions of steel producing assets during 2001, 2002 and 2003. Mittal Steel has completed a number of additional acquisitions in 2004, as set forth below.

  - In December 2004, Mittal Steel acquired LNM Holdings from Mittal Steel S.a.r.l., a wholly owned subsidiary of The Richmond Investment Holdings Limited (an entity controlled by the controlling shareholder of Mittal Steel and, at the time, the sole shareholder of LNM Holdings). Mittal Steel S.a.r.l. received 0.27931958 Mittal Steel class A common shares and
      0.77068042 Mittal Steel class B common shares, for each LNM Holdings common share, or, in the aggregate, 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal Steel class B common shares.

  - In December 2004, Mittal Steel acquired a 51% interest in Mittal Steel Zenica in Bosnia from the Government of the Federation of Bosnia and Herzogovina and Kuwait Consulting & Investment Co. ("KCIC"). In conjunction with the acquisition of the controlling interest in Mittal Steel Zenica, the Company irrevocably committed to purchase the additional 49% interest in the total outstanding capital by November 2006. Simultaneously, KCIC, which holds these shares at December 31, 2004, has irrevocably committed to sell this 49% interest in Mittal Steel Zenica to the Company. Because the irrevocable commitments transfer operational and economic control of these remaining shares, it has been accounted for as an acquisition of the remaining shares, with a liability recorded equal to the fair value of the guaranteed payments. As of the acquisition date, the Company's total effective ownership percentage in Mittal Steel Zenica was 100%. The results of Mittal Steel Zenica have been included in the Consolidated Financial Statements since December 2004.

  - In June 2004, Mittal Steel purchased 2,000 additional shares in Mittal Steel South Africa, raising its stake in Mittal Steel South Africa to just above 50%.

  - In May 2004, Mittal Steel acquired a 44.5% interest, subsequently increased to a 88.3% interest, in Mittal Steel Skopje (CRM) a.d. Mittal Steel Skopje (CRM) a.d. is located near Skopje, Macedonia.

  - In May 2004, Mittal Steel acquired a 56.8% interest, subsequently increased to a 77.3% interest, in Mittal Steel Skopje (HRM) a.d. Mittal Steel Skopje (HRM) a.d. is located near Skopje, Macedonia.

  - In April 2004, Mittal Steel entered into a joint venture with government of Bosnia and Herzegovina pursuant to which Mittal Steel acquired a 51% interest in the RZR Ljubija iron ore mines in Bosnia and Herzegovina. These mines have been non-operational since the early 1990s.

  - In April 2004, Mittal Steel acquired a 80.9% interest in Mittal Steel Hunedoara which increased to 86.6% as a result of debt to equity swap. Mittal Steel Hunedoara, located in Romania, is a downstream steel products manufacturer.

  - In March 2004, Mittal Steel acquired a 69% interest in Mittal Steel Poland, which increased to 72.4% as at December 31, 2004, and a commitment to purchase a 25% interest by December 2007. Mittal Steel Poland, located in Poland, is one of the largest steel producers in Central and Eastern Europe.

RECENT DEVELOPMENTS

  - On March 11, 2005, Ispat Inland ULC, an indirect wholly owned subsidiary of Mittal Steel, received the consents from the holders of a majority of its outstanding Senior Secured Floating Rate Notes due 2010 and 9.75% Senior Secured Notes due 2014, to amend the terms of the indenture governing the notes to eliminate the requirement that any acquisition of a U.S. steel-making business be made by Mittal Steel through its wholly owned subsidiary Inland or its subsidiaries.

  - On February 22, 2005, Mittal Steel Ruhrort signed an agreement, with ThyssenKrupp Stahl AG for the purchase of between 1.3 and 1.5 million tonnes of pig iron each year for a 20-year term commencing October 2007. This agreement replaces an existing supply agreement between the parties under which Mittal Steel Ruhrort agreed to purchase from ThyssenKrupp Stahl AG 1.3 million tonnes of pig iron each year until September 2007.

  - On February 11, 2005, Fitch Ratings assigned a "BBB" senior unsecured rating and a "F2" short term rating to Mittal Steel.

  - On February 10, 2005, Mittal Steel's board of directors approved a dividend policy for the fiscal year 2005 of $0.10 per share per quarter (as from the second quarter of 2005), which is subject to approval by Mittal Steel's shareholders.

  - On February 1, 2005, Moody's Investor Services Ltd. assigned a "Baa3" senior implied rating to Mittal Steel and upgraded Mittal Steel's senior unsecured issuer rating to "Ba1". In addition, Moody's Investor Services Ltd. upgraded the senior notes of Mittal Steel Europe and Inland to "Ba1".

  - On January 25, 2005, Mittal Steel announced that it had arranged commitments, subject to customary conditions, from a group of arrangers for a $3.2 billion unsecured revolving credit facility, the proceeds from which it expects to utilize to finance part of the cash portion of the merger with ISG, to refinance certain existing indebtedness and for general corporate purposes.

  - On January 24, 2005, Standard & Poor's Ratings Services raised its long-term corporate credit and senior secured debt ratings on Inland to "BBB-" from "BB-". In addition, Standard & Poor's Ratings Services assigned a "BB+" rating to Inland's senior unsecured debt.

  - On January 14, 2005, Mittal Steel signed a share purchase agreement with Hunan Valin Iron & Steel Group Co., Ltd., or the Valin Group, to acquire 37.17% of the outstanding shares of Hunan Valin Steel Tube & Wire Co., Ltd., or Valin, a listed subsidiary of the Valin Group. Under the terms of the share purchase agreement, Mittal Steel will acquire 656,250,000 legal person shares from the Valin Group at a price of RMB 3.96 per share, for a total consideration of RMB 2,599 million, approximately $314 million. The consideration is subject to adjustment based on the net asset value of Valin as at December 31, 2004. Subject to the receipt of all necessary approvals and waivers from the regulatory authorities in the People's Republic of China, the transaction is expected to close in the second quarter of 2005.

FACTORS AFFECTING THE BUSINESS

CYCLICALITY OF THE STEEL INDUSTRY

      The steel industry is highly cyclical and is affected significantly by general economic conditions and other factors such as worldwide production capacity, fluctuations in steel imports/exports and tariffs. Steel prices are sensitive to a number of supply and demand factors. Recently, steel markets have been experiencing larger and more pronounced cyclical fluctuations. This trend, combined with the upward pressure on costs of key inputs, mainly metallics and energy, presents an increasing challenge for steel producers. The key drivers for maintaining a competitive position and good financial performance in this challenging environment are product differentiation, customer service, cost reduction and cash management.

      In 2001, the steel industry faced a severe downturn, which gradually reversed in 2002. Section 201 trade rulings in the United States and certain emerging shifts in global supply and demand for steel brought about improvements in both demand for and pricing of steel products.

      In 2003, world crude steel production increased by 7%, primarily due to China where production increased by 21%, making it the largest steel producing nation. Further, steel imports into China increased by 53% from 2002 to meet the demand from the automobile, white goods and construction sectors. The strong demand in China increased prices for steel as well as key raw materials such as iron ore, coke, scrap and alloys. To partly mitigate the impact of these input cost increases, steel companies in the United States started applying surcharges.

      In the year 2004, world crude steel production increased by 8.8% to 1.05 billion metric tonnes compared to the same period in 2003. The growth in 2004 continues to be led by China, which increased production by 23.2%, while growth in North America was 5% and growth in the European Union (excluding the 10 new member states in 2004) was 7%, largely led by robust growth in industrial production. Costs of key raw materials have continued to increase due to imbalances between demand and supply in certain regions and higher freight costs, leading to higher steel prices. Although steel prices do follow trends in raw material prices, the percentage changes may not be to the same extent. Percent increases in costs of input factors are driven by demand-supply balance, availability and demand from alternative markets. Similarly steel pricing and demand is driven by demand from the end-user segments. Steel price surcharges are often implemented on contracted steel prices to recover increases in input costs. However, spot market steel prices and short-term contracts are driven by market prices.

CONSOLIDATION IN THE STEEL INDUSTRY

      Within the past few years, the U.S. steel industry has significantly consolidated, primarily led by ISG, United States Steel Corporation ("US Steel"), Nucor and Steel Dynamics. ISG was formed as a result of the acquisition of LTV, Bethlehem, Acme, Weirton and Georgetown in 2004. US Steel acquired National Steel; Nucor acquired Birmingham Steel and Trico; while Steel Dynamics acquired Qualitech Steel and GalvPro.

      In Europe consolidation took place with the formation of Arcelor, which is a combination of Aceralia, Arbed and Usinor, three large European companies. In the recent past, Mittal Steel has acquired several assets primarily in Central and Eastern Europe, namely Romania, Czech Republic, Poland, Macedonia and Bosnia. Consolidation has occurred to achieve greater efficiency and economies of scale, particularly in response to the effective consolidation undertaken by raw material suppliers and consumers of steel products.

GLOBAL STEEL TRADE

      Mittal Steel's ability to sell products is influenced by a number of factors including in varying degrees, by trends in global trade for steel products, particularly trends in imports of steel products into its principal markets. In the United States, Section 201 tariffs were in place through most of 2003. U.S. steel imports fell by 29% primarily due to higher demand in China and higher ocean freight costs. In the 2004, high freight costs and continuing strong demand in China, Asia and Europe protected the U.S. market from cheaper imports. As a result, prices in North America have increased in 2004.

RAW MATERIALS AND OCEAN FREIGHT COSTS

      Raw material prices and ocean freight costs have generally continued to increase in 2004. These price increases are mainly due to increased demand of key raw materials and longer voyage timings caused by changes in supply sources, as well as to port congestion, which reduces availability of ships and consequently increases freight rates.

      Chinese steel mills, which have usually sourced their iron ore from Australia, had to source a part of their needs of iron ore from as far as Brazil to meet growing demand. Imports of iron ore into China continued to increase through the year 2004 compared to the same period in 2003. China imported 41% more iron ore in 2004 (approximately 200 million tonnes), as demand from steel-makers surged. This demand has increased not just iron ore prices, but also freight costs as demand for Capesize vessels increased in 2004.

      Coking coal prices have been increasing over the last two years. Prices increased substantially due to higher demand and supply constraints. Coke export prices have increased in China due to a new value-added tax as well as to the removal of tax credits that were available in 2003. Further, coke exports from China are also affected by transport infrastructure. Overall, prices have increased more than three-fold compared to levels at the beginning of 2003.

      Natural gas prices in North America continued to be up to $7 per mmbtu for the year 2004. Demand for natural gas in North America is increasing at around 3% per annum while supplies are increasing by only 1%. Prices did not ease during the summer of 2004 mainly due to higher oil prices, delays in bringing new production to market and sustained demand.

      Demand for high-grade scrap continued to be robust in 2004. During 2004, scrap prices in North America continued to increase and touched a high of $400 per long ton for automotive bundles due to a combination of strong demand from the steel industry, transport availability and cost. Scrap prices in Europe continued to increase on the back of export-led demand from Turkey and Asia. Scrap prices have shown a tendency to soften in the early 2005, however, they remain higher than 2003.

      Ocean freight rates remained volatile throughout the year 2004, exposing the fragile state of this supply/demand balance. Strong demand in China for metallics has also increased the need for Capesize and Panamex vessels to transport coking coal and ore. Capesize ships are very large bulk carriers with deadweight exceeding 150,000 tons. Such ships are unable to go through the Suez Canal and therefore have to sail round the Cape of Good Hope to and from Europe. Panamax ships are large ships capable of transiting the Panama Canal and have a deadweight of 55,000 tons. In addition, longer voyage times to the Far East and port congestion in Asia, as well as at loading ports, contributed to the shortage of ships in the Western Hemisphere. Given the inelastic nature of shipping capacity in the short term, this has increased freight costs significantly in 2004.

IMPACT OF EXCHANGE RATE MOVEMENTS

      Mittal Steel operates in different geographical locations with different functional currencies. The U.S. dollar weakened against the Euro, Algerian dinar, Czech koruna, Kazakh tenge, Polish zloty, Romanian lei, South African rand and the Canadian dollar in the year 2004. These exchange rate movements had an adverse impact on the costs and competitive position of some of Mittal Steel's subsidiaries, particularly the Canadian, Algerian, Czech, Polish, Romanian, Kazakh and South African operating subsidiaries and had a favorable impact on its operating subsidiaries in the United States. However, the translation impact of the functional currencies into U.S. dollars was favorable for most of Mittal Steel's non-U.S. operating subsidiaries.

      Mittal Steel manages this risk through specific hedges to the extent management considers appropriate.

CRITICAL ACCOUNTING POLICIES AND USE OF JUDGMENTS AND ESTIMATES

      The information regarding and analysis of Mittal Steel's operational results and financial condition are based on figures contained in the Mittal Steel's Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Mittal Steel's management to make judgments in relation to certain estimates and assumptions used in the application of accounting policies. These judgments and estimates are made on the basis of available facts and are a normal part of the process of preparing financial statements. While the use of different assumptions and estimates could have caused the results to be different from those reported, Mittal Steel believes that the possibility of material differences between two periods is considerably reduced because of the consistency in the application of such judgments.

      The accounting policies that Mittal Steel considers critical, in terms of the likelihood of a material impact arising from a change in the assumptions or estimates used in the application of the accounting policy in question, are outlined below.

IMPAIRMENT OF LONG LIVED ASSETS

      According to Statement of Financial Accounting Standard ("SFAS") 144, an impairment loss must be recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the expected sum of the undiscounted cash flows over its remaining useful life. Additionally, APB Opinion No. 18, "The Equity Method of Accounting For Investment in Common Stock," requires that a loss in value of an equity method investment that is other than a temporary decline should be recognized. Based on these accounting standards, Mittal Steel recognized the following impairments in 2002:

  - Impairment of the idled 2A Bloomer and 21" Bar Mill in the Americas region (Inland), resulting in an asset write-off of $23 million, following an assessment that those facilities, which were idled in the fourth quarter of 2001, were unlikely to be restarted; and

  - Write-off of the assets associated with the Empire Mine of $39 million in connection with the sale, effective December 31, 2002, of part of Mittal Steel's interest in the Empire Partnership (and the sale of its related fluxing equipment) to a subsidiary of Cleveland-Cliffs Inc., thereby reducing Mittal Steel's interest in the Empire Mine from 40% to 21%.

      During 2003 and 2004 there was no material uncertainty relating to the recoverability of long-lived assets. Additionally, there were only temporary declines on equity method investments. Mittal Steel continues to monitor both internal and external factors which could result in an impairment of long-lived assets or a loss in value of an equity method investment.

DEFERRED TAX ASSETS

      Mittal Steel charges tax expenses or accounts for tax credits based on the differences between the financial statement amounts and the tax base amounts of assets and liabilities. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. Mittal Steel annually reviews the deferred tax assets in the different jurisdictions in which it operates to assess the possibility of realizing such assets based on projected earnings. A valuation allowance is recorded when it is more likely than not, based on these projections, that the deferred tax assets will not be realized. Mittal Steel expects that it is more likely than not that the deferred tax assets of $1,161 million as of December 31, 2004 will be fully realized. The amount of future taxable income required to recover this asset is approximately $4,400 million.

PROVISIONS FOR PENSIONS AND OTHER POST EMPLOYMENT BENEFITS (SFAS 87 AND 106)

      Mittal Steel's operating subsidiaries have different types of pension plans for their employees. Also, most of the subsidiaries in the Americas region offer post employment benefits, primarily post employment health care. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the balance sheet is based on a number of assumptions and factors such as the discount rate, expected wage increases, expected return on plan assets, future health care cost trends and market value of the underlying assets. Actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, will affect recognized expense and the recorded obligation in future periods, particularly in the case of Mittal Steel's U.S. and Canadian subsidiaries. Such accumulated unrecognized costs amounted to $1,074 million for pensions, and $144 million for other post retirement benefits as of December 31, 2004. In addition, there is an unrecognized net gain of $102 million relating to other post retirement benefits.

      The decrease in the discount rate from 6.25% to 6.05% in 2004 contributed to the increase in unrecognized prior service costs. These costs are amortized over the estimated average remaining service period of active participants of approximately 11 years.

      With respect to our U.S. operating subsidiaries, a 0.50% change in the discount rate would increase or decrease 2004 pension and other post retirement benefits expenses by approximately $11.0 million and increase or decrease pension and other post retirement benefits liabilities by approximately $184 million. A 0.50 percent change in the assumed rate of return on plan assets would increase or decrease pension cost by $9.7 million.

ENVIRONMENTAL AND OTHER CONTINGENCIES

      Mittal Steel is currently engaged in the investigation and remediation of environmental contamination at a number of the facilities through which it operates. Mittal Steel is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean up of soils and groundwater. Mittal Steel recognizes a liability for environmental remediation when it is likely that such remediation will be required and the amount can be estimated. Environmental liabilities assumed in connection with the acquisition of steel facilities and other assets are recorded at the present value of the estimated future payments. There are numerous uncertainties over both the timing and the ultimate costs that Mittal Steel expects to incur with respect to this work. Significant judgment is required in making these estimates and it is reasonable that others may come to different conclusions. If, in the future, Mittal Steel is required to investigate and remediate any currently unknown contamination and waste on properties that it owns, Mittal Steel may record significant additional liabilities. Also, if Mittal Steel estimates the cost to remediate currently known contamination and waste change, it will reduce or increase the recorded liabilities through credits or charges in the income statement.

      The estimates of loss contingencies for environmental matters are based on various judgments and assumptions. These estimates typically reflect judgments and assumptions relating to the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold Mittal Steel or purchased assets from it subject to environmental liabilities. Mittal Steel also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. Mittal Steel regularly monitors environmental matters and estimated exposure to loss contingencies, reporting changes to the appropriate individuals and agencies, and modifying any disclosure of such matters and contingencies.

PURCHASE ACCOUNTING

      Accounting for acquisitions requires Mittal Steel to allocate the cost of the enterprise to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. This often results in positive or negative goodwill. Accounting principles allow Mittal Steel up to one year to acquire all necessary valuation information for the allocation. Management often obtains appraisals and actuarial or other valuations in order to aid in determining the estimated fair value of assets acquired and liabilities assumed. In addition, when the fair value of the assets acquired exceeds their costs, Mittal Steel is required to pro rate that excess to reduce noncurrent assets, making the amount initially assigned to all assets and liabilities more important. This application of management judgment and estimates to account for acquisitions could significantly affect the financial statements. In light of this, Mittal Steel considers purchase accounting a critical accounting policy.

A. OPERATING RESULTS

      The following review of operating results is based on the Consolidated Financial Statements included herein.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Summary

      The following events, which occurred in 2004, have had a significant effect on Mittal Steel's historical results of operations:

  - Mittal Steel's Consolidated Financial Statements for the year ended December 31, 2004 include the results of the following operations, the results of which were not, or not fully, included in the year ended December 31, 2003:

      - The results of Mittal Steel Poland were included from March 5, 2004, the date of its acquisition by Mittal Steel.

      - Mittal Steel acquired Mittal Steel Ostrava on January 31, 2003. Therefore the relevant results of operations of Mittal Steel Ostrava for 2003 are included only for the eleven months ended December 31, 2003.

      - Mittal Steel acquired controlling interests in Mittal Steel Iasi in July 2003, Mittal Steel Roman in December 2003 and Mittal Steel Hunedoara in April 2004.

      - Mittal Steel acquired Mittal Steel Skopje (formerly known as RZ Valavnica Z.A. Lenti a.d. and RZ Ladna Valavnica a.d.) in May 2004.

      -   Mittal Steel South Africa is being consolidated from January 1, 2004.

          In addition, Mittal Steel increased its equity interest in Mittal Steel South Africa from 49.99% to slightly over 50% in 2004, and it consolidated Mittal Steel South Africa's results of operations in its financial statements. Therefore, Mittal Steel's Consolidated Financial Statements for the year ended December 31, 2004 include the results of operations of Mittal Steel South Africa for the entire period. Prior to January 1, 2004 Mittal Steel's investment in Mittal Steel South Africa was accounted for under the equity method, pursuant to which Mittal Steel recorded a percentage of Mittal Steel South Africa's net income equal to its equity interest as "income from equity investment." Although the inclusion of Mittal Steel South Africa's results in the Mittal Steel's Consolidated Financial Statements in the year ended December 31, 2004 resulted in significant increases in Mittal Steel's consolidated figures for, among other things, sales, shipments, operating income, gross profit and selling, general and administrative expenses during that period, the increase in Mittal Steel's equity interest was not large enough to have a material effect on its net income, because its share of net income was always included in prior periods as a line item in the income statement.

Results of Operations

          The key performance indicators which Mittal Steel's management uses to analyze operations are sales, average selling price, shipments, cost per ton, gross profit and operating income. Management's analysis of liquidity and capital resources is driven by working capital and operating cash flow. The following analysis presents key performance indicators by each operating segment. The gross profit and operating income analyses are carried out for Mittal Steel as a whole.

Sales, Shipments and Average Selling Prices

          During the year ended December 31, 2004, Mittal Steel experienced benefits from the continued increase in the global demand and prices for steel beginning in 2004. Sales of Mittal Steel increased to $22.2 billion for the year ended December 31, 2004, compared to $9.6 billion for the year ended December 31, 2003. The following table gives a summary of sales for each of Mittal Steel's regions:

                             SALES FOR THE YEAR ENDED (3)                 CHANGE IN
                             ----------------------------      --------------------------------------
                                                                                           AVERAGE
                              2004               2003           SALES     SHIPMENTS     SELLING PRICE
                              ----               ----           -----     ---------     -------------
REGION                   (in $ millions)    (in $ millions)      (%)         (%)              (%)
------
Americas                      6,560             4,072             61           4               51
Europe (1)                    9,905             3,800            161          68               59
Rest of World (2)             7,647             2,275            236         132               52

(1) Includes results of Mittal Steel Ostrava from January 31, 2003 and Mittal Steel Poland from March 5, 2004 and other subsidiaries as discussed above.
(2) Includes results of Mittal Steel South Africa from January 2004.
(3) Figures are prior to intercompany eliminations.

          Excluding the effects of the acquisition of Mittal Steel Poland, Mittal Steel Ostrava, Mittal Steel South

Africa and the other subsidiaries acquired during the year ended December 31, 2004, sales increased in Mittal Steel to $12.5 billion for the year ended December 31, 2004 from $8.4 billion for the year ended December 31, 2003.

          Average selling prices increased by 54% for the year ended December 31, 2004 compared to the year ended December 31, 2003. Excluding the effects of Mittal Steel Poland, Mittal Steel Ostrava, Mittal Steel South Africa and the other subsidiaries acquired during the year ended December 31, 2004, average selling prices increased by 51% for the year ended December 31, 2004 compared to the same period in 2003. The average price realized improved as a result of strong demand for steel, leading to higher base selling prices, surcharges for the cost of raw materials and a more favorable product mix.

          Mittal Steel's shipments increased to 42.1 million tons for the year ended December 31, 2004 compared to 27.4 million tons for the year ended December 31, 2003. Excluding the effects of Mittal Steel Poland, Mittal Steel Ostrava, Mittal Steel South Africa and the other subsidiaries shipments increased to 25.6 million tons in December 31, 2004 from 24.5 million tons as at December 31, 2003. The increase in shipments was due to the strong demand for steel.

          Americas

          During the year ended December 31, 2004, sales in the Americas region increased to $6,560 million, compared to $4,072 million for the year ended December 31, 2003. This increase was largely due to an increase in selling prices as a result of a strong global demand, better product mix, and the implementation of pricing surcharges designed to offset the increase in key input costs, such as coke, scrap and iron ore. In addition, the strength of the Canadian dollar against the U.S. dollar also resulted in a higher average selling price in U.S. dollars.

          The average selling price in the Americas region increased by 51% at December 31, 2004 compared to the similar period in 2003.

          Total shipments in the Americas region increased to 12.1 million tons as at December 31, 2004 from 11.6 million tons as at December 31, 2003 largely due to the increase in demand as well as the benefits derived following completion of the reline of Blast Furnace No. 7 at Inland.

          Europe

          During the year ended December 31, 2004, Mittal Steel completed the acquisition of Mittal Steel Poland. Due to its experience in augmenting its business through strategic acquisitions, Mittal Steel believes that it has been able to successfully manage the integration of Mittal Steel Poland into its business.

          For the year ended December 31, 2004, sales in the European region have increased to $9,905 million as compared to $3,800 million for the year ended December 31, 2003.

          Excluding the effects of the subsidiaries acquired during the year ended December 31, 2004, for the year ended December 31, 2004, sales in the European region increased to $3,787 million as compared to $2,628 million for the year ended December 31, 2003. The average selling price in the European region increased by 59% at December 31, 2004 compared to the similar period in 2003. Excluding the effect of Mittal Steel Poland, Mittal Steel Ostrava and the other subsidiaries acquired during the year ended December 31, 2004, average selling price in the European region increased by 54% at December 31, 2004 compared to a similar period in 2003 due to increased global demand for steel products and improved product mix. In addition, the strength of the Euro against the U.S. dollar resulted in a higher average selling price in U.S. dollars.

          Shipments in the European region increased to 18.0 million tons at December 31, 2004 from 10.7 million tons at December 31, 2003. Excluding the impact of Mittal Steel Poland, Mittal Steel Ostrava and the other subsidiaries acquired during the year ended December 31, 2004, shipments increased to 8.4 million tons at December 31, 2004 from 7.8 million tons at December 31, 2003. Shipments increased across most product lines driven by strong global demand.

          Rest of World

          Sales in the Rest of World region for the year ended December 31, 2004 increased to $7,647 million compared to $2,275 million for the year ended December 31, 2003. Excluding the effect of the consolidation of

Mittal Steel South Africa in the Rest of World region, for the year ended December 31, 2004, sales increased to $4,046 million from $2,275 million for the year ended December 31, 2003. This was largely due to higher prices. In addition, the strength of the South African rand against the U.S. dollar resulted in a higher average selling price in U.S. dollars.

          The average selling price in the Rest of World region increased by 52% at December 31, 2004 compared to the similar period in 2003. Excluding the impact of Mittal Steel South Africa, average selling prices increased by 45% for year ended December 31,2004 as compared to the year ended December 31, 2003.

          Shipments in the Rest of World region increased to 11.9 million tons at December 31, 2004 from 5.1 million tons at December 31, 2003. Excluding the impact of the consolidation of Mittal Steel South Africa, shipments in the Rest of World region remained flat at 5.1 million tons between December 31, 2004 and December 31, 2003.

Cost of Sales

          Due to the increase in the cost of key inputs, such as iron ore, scrap, electricity, natural gas and transportation, the average cost per ton for Mittal Steel increased by 31% for the year ended December 31, 2004, compared to the year ended December 31, 2003.

          Excluding the effects of cost per ton related to Mittal Steel Poland, Mittal Steel Ostrava, Mittal Steel South Africa, and other subsidiaries acquired during the 2004, Mittal Steel's average cost per ton increased by 30% for the year ended December 31, 2004, compared to the year ended December 31, 2003. This increase in cost was largely due to the higher cost of raw materials and other key inputs driven by an increasingly strong sellers market for these inputs.

          Americas

          In the Americas region, average cost per ton increased by 22% for the year ended December 31, 2004, compared to the year ended December 31, 2003. This was largely due to an increase in the cost of key inputs, such as coke, coal, scrap and alloys. In addition, at Inland labor costs were higher in 2004 as compared to the 2003 due to increases in employee profit sharing and pension expense. The appreciation of the Canadian dollar against the U.S. dollar also resulted in a higher cost per ton in U.S. dollars.

          Europe

          Average cost per ton in the European region, increased by 41% for the year ended December 31, 2004, compared to the year ended December 31, 2003. Excluding the effects of subsidiaries acquired during 2004, Mittal Steel's average cost per ton increased by 35% for the year ended December 31, 2004, compared to the year ended December 31, 2003. This increase is primarily due to increases in the cost of key raw material such as scrap, iron ore, coal, coke, energy and ferro alloy prices. In addition, the significant appreciation of the Euro and other relevant currencies against the U.S. dollar resulted in a higher cost in U.S. dollars.

          Rest of World

          Average cost per ton in the Rest of World region, increased by 87% for the year ended December 31, 2004, compared to the year ended December 31, 2003. Excluding the inclusion of Mittal Steel South Africa, average cost per ton increased by 37% during 2004.

          Average cost per ton increased due to increases in the cost of purchased metallics and other raw materials. In addition, the strength of the South African rand against the U.S. dollar also resulted in a higher cost in U.S. dollar.

Gross Profit and Gross Profit Margins

          For the year ended December 31, 2004, compared to the year ended December 31, 2003 overall gross profit (sales less cost of sales, excluding depreciation) increased by 142% and gross profit margin (gross profit divided by Sales) increased by 34%.

          The following table gives a summary of the gross profit margins of Mittal Steel (including subsidiaries acquired during the year ended December 31, 2004) by region:

                   GROSS PROFIT MARGIN
                       YEAR ENDED
                   -------------------
                     2004       2003
                     ----       ----
REGION               (%)        (%)
------
Americas              28          9
Europe                29         18
Rest of World         38         43

          Americas

          In the Americas region, gross profit increased to $1,848 million at December 31, 2004 from $371 million at December 31, 2003. Gross margin in the Americas improved due to higher base prices and implementation of pricing surcharges, favorable U.S. to Canadian dollar exchange rates and an increase in the volume of sales. These favorable trends were offset by higher input costs, higher employee profit shares and pension and healthcare expenses.

          Europe

          In the European region, gross profit increased to $2,826 million at December 31, 2004, from $696 million at December 31, 2003. Excluding the effects of Mittal Steel Poland, Mittal Steel Ostrava and other subsidiaries acquired during 2004, gross profit increased to $948 million at December 31, 2004 from $448 million at December 31, 2003. Gross margin in the European region improved mainly due to improved average selling prices, strong demand and a favorable product mix. Increases in the volume of sales also contributed to higher margins, although higher input costs offset the gains in gross margins.

          Rest of World

          In the Rest of World region, gross profit increased to $2,940 million at December 31, 2004 from $969 million at December 31, 2003 due to higher selling prices which were greater than prior increases in selling prices, the addition of subsidiaries acquired during 2004 and the translation impact of higher exchange rates against the U.S. dollar. Excluding the effects of Mittal Steel South Africa, gross profit increased to $1,523 million at December 31, 2004 from $969 million at December 31, 2003 due to higher selling prices. However, in percentage terms, the gross profit margin went down in 2004, due to consolidation of Mittal Steel South Africa which had a lower gross profit margin.

Selling, General and Administrative Expenses

          Selling, general and administrative expenses at Mittal Steel increased by 118% for the year ended December 31, 2004, compared to the year ended December 31, 2003, primarily due to higher levels of sales activity, as well as higher costs of logistics. Excluding the acquisition of Mittal Steel Poland, Mittal Steel Ostrava, Mittal Steel South Africa and other subsidiaries acquired during 2004, selling, general and administrative expenses have increased by 32%.

Operating Income

          Operating income at Mittal Steel increased to $6.1 billion for the year ended December 31, 2004, compared to $1.3 billion for the year ended December 31, 2003.

          Excluding the impact of the subsidiaries acquired during 2004, operating income increased to $3.8 billion from $1.2 billion for the ended December 31, 2003. This increase was largely due to a higher average selling price that more than offset the increases in costs, and the inclusion of the subsidiaries acquired during 2004.

          The following table gives a summary of the operating income of Mittal Steel in its regions:

                              OPERATING INCOME              OPERATING MARGIN
                     ----------------------------------     ----------------
                                 YEAR ENDED
                     ----------------------------------     ----------------
REGION                     2004               2003           2004      2003
------               ---------------    ---------------     ------    ------
                     (in $ millions)    (in $ millions)       (%)       (%)

Americas                  1,583                136             24         3
Europe                    1,965                317             20         8
Rest of World             2,399                707             31        31

          Americas

          For the year ended December 31, 2004, compared to the year ended December 31, 2003, operating income in the Americas region increased to $1,583 million from $136 million largely due to increased gross profit (as discussed above) and reduction in property tax.

          Europe

          For the year ended December 31, 2004, compared to the year ended December 31, 2003, operating income in the European region increased to $1,965 million from $317 million. Excluding the impact of the Mittal Steel Poland, Mittal Steel Skopje, and Mittal Steel Hunedoara, for the year ended December 31, 2004, compared to the year ended December 31, 2003, operating income increased to $588 million from $193 million, largely due to increased gross profit (as discussed above).

          Rest of World

          Operating income in the Rest of World region for the year ended December 31, 2004, compared to the year ended December 31, 2003, increased to $2,399 million from $707 million. Excluding the impact of Mittal Steel South Africa, operating income in the Rest of World region increased to $1,341 million from $707 million, largely due to increased gross profit (as discussed above).

Financing Costs

          Net interest expense at Mittal Steel increased to $186 million at December 31, 2004, as compared to $175 million as at December 31, 2003 primarily due to refinancing of debt at Inland.

Income Tax

          Mittal Steel's consolidated income tax expense amounted $817 million for the year ended December 31, 2004, as compared to $184 million for the year ended December 31, 2003. In both 2004 and 2003, the effective tax rate was approximately 13% on income before taxes of $6,133 million and $1,400 million, respectively. The effective tax rate in 2004 differed from the weighted average combined statutory rate of 22%, mainly as a result of reductions in valuation allowances against tax loss carryforwards, which accounted for 56% of the difference, and tax holiday benefits, which accounted for an additional 33% of the difference.

          In 2004, the high level of income earned by the Company resulted in the utilization of significant tax loss carryforwards against which the Company had previously recorded full valuation allowances. Total net reductions in valuation allowances in 2004 amounted to $474 million, which is comprised mainly of reductions in valuation allowances of the South African operating subsidiary of $207 million and the Czech operating subsidiary of $170 million.

          As a result of commitments under certain agreements related to acquisitions and capital investments undertaken by the Company, income from operating activities in certain countries such as Algeria and Romania were wholly exempt from taxes in 2004. Such benefits reduced the tax expense of the operating subsidiaries in Romania and Algeria by $190 million and $45 million, respectively.

          The Company signed an amendment to the Mittal Steel Galati share purchase agreement resulting in termination of their 5 year exemption to pay corporate income tax and other economic incentives previously provided to Mittal Steel Galati. This amendment has prospective impact beginning January 1, 2005. Mittal Steel Annaba and Mittal Steel Tebessa are exempt from corporate tax for a period of 10 years commencing from

October 2001 provided certain commitments are met as specified in Note 18 to the Mittal Steel Consolidated Financial Statements.

Minority Interest

          Minority interest in income of subsidiaries amounted to $615 million in 2004. This consisted primarily of the share of minority shareholders in the net income of primarily Mittal Steel South Africa, Mittal Steel Poland, Mittal Steel Ostrava, Mittal Steel Annaba and Mittal Steel Galati.

Net Income

          Mittal Steel's net income increased to $4,701 million for the year ended December 31, 2004, compared to net income of $1,182 million for the year ended December 31, 2003. This increase was primarily due to higher operating income, partly offset by higher net interest cost and a higher tax charge, as discussed above.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Summary

          The following events occurred in 2003, which had a significant effect on Mittal Steel's historical results of operations:

  - The Mittal Steel Consolidated Financial Statements for 2003 included the results of operations of Mittal Steel Ostrava, a newly acquired operating subsidiary in the European region, for the eleven months ended December 31, 2003 (i.e., from the date of its acquisition).

  -   Mittal Steel acquired Mittal Steel Iasi and Mittal Steel Roman during
      2003.

  - In 2003, Mittal Steel increased its equity interest in Mittal Steel South Africa from 34.8% to 49.99%. Therefore the percentage of Mittal Steel South Africa's net income recorded by Mittal Steel in its Consolidated Financial Statements as "income from equity investment" increased from 34.8% to 49.99%. In addition, during December 2003, Mittal Steel received $94 million in remuneration from Iscor under a business assistance agreement, which was entered into in November 2001.

Results of Operations

      The key performance indicators which management uses to analyse operations are sales, average selling price, shipments, cost per ton, gross profit and operating income. Management's analysis of liquidity and capital resources is driven by working capital and operating cash flow. The following analysis presents key performance indicators by each operating segment. The gross profit and operating income analyses are carried out for Mittal Steel as a whole.

Sales, Shipments and Average Selling Prices

      The following table gives a summary of sales at Mittal Steel in its regions for the year ended December 31, 2003 compared to the year ended December 31, 2002:

                        SALES FOR THE YEAR ENDED (2)                   CHANGE IN
                    ---------------------------------       ---------------------------------------
                                                                                        AVERAGE
                          2003               2002           SALES      SHIPMENTS     SELLING PRICE
                    ---------------    ---------------      -----      ---------     -------------
REGION              (in $ millions)    (in $ millions)        (%)          (%)             (%)
------
Americas                 4,072              3,796              7            5               1
Europe(1)                3,800              2,152             77           34              23
Rest of World            2,275              1,483             53           (6)             41

(1) Includes results of Mittal Steel Ostrava from January 31, 2003, Mittal Steel Iasi from July 2003 and Mittal Steel Roman from December 2003.

(2) Figures are prior to intercompany eliminations.

      Americas

      Sales increased in the Americas region to $4,072 million at December 31, 2003 from $3,796 million at December 31, 2002. The increase in sales is due to an increase in shipments by 5% to 11.6 million tons and better prices realizations.

      Europe

      In the European region sales increased to $3,800 million at December 31, 2003 from $2,152 million at December 31, 2002. The inclusion of Mittal Steel Ostrava in 2003 resulted in increases in sales of $1,162 million. Sales increased in U.S. dollar terms in 2003 as compared to 2002 due to the appreciation of the Euro by 20% against the U.S. dollar in 2003.

      Shipments increased to 10.7 million tons at December 31, 2003 from 8.0 million tons at December 31, 2002. The inclusion of Mittal Steel Ostrava in 2003 resulted in an increase in shipments of 2.9 million tons.

      In the European region, the average selling price increased by 23% in 2003, primarily driven by improved market conditions and increased sales of relatively higher priced Mittal Steel Ostrava products. Excluding the effects of Mittal Steel Ostrava and the subsidiaries acquired during the year ended December 31, 2003, the average selling price in the European region increased by 23%.

      Rest of World

      In the Rest of World region, sales increased to $2,275 million in 2003 from $1,483 million in 2002, primarily due to a 41% increase in average selling price. This was largely due to stronger global demand, which led to higher selling prices and increased sales to customers in Asia, particularly in China.

      During the same period, shipments decreased by 6% in the Rest of World region. The decrease in shipments occurred as a result of temporary reductions in overall volumes at the relevant operating subsidiaries, due, in part, to an increased focus on production and sales of value-added products at Mittal Steel Annaba.

Cost of Sales and Cost Per Ton

      The average cost per ton for Mittal Steel increased by 12% for the year ended December 31, 2003, compared to the year ended December 31, 2002. Excluding the effects of the new acquisitions during 2003, cost per ton increased by 25% for the year ended December 31, 2003, compared to the year ended December 31, 2002. These increases were primarily the result of higher raw material costs, reflecting the general state of the market in a time of high demand, but also reflecting, in part, Mittal Steel's increased focus on production of value-added products.

      Americas

      In the Americas region, average cost per ton increased by 5% for the year ended December 31, 2003, compared to the year ended December 31, 2002.

      Cost per ton increased at all Americas subsidiaries due to higher costs for natural gas, scrap and pension costs. Natural gas costs, which are largely driven by spot market gas prices in North America, increased by 90% from 2002 levels due to increases in demand. Average cost of scrap increased by 28% in 2003 due to strong export demand for scrap from China.

      Europe

      In the European region, average cost per ton increased by 17% for the year ended December 31, 2003, compared to the year ended December 31, 2002. Excluding newly acquired subsidiaries, average cost per ton increased by 19% for the year ended December 31, 2003, compared to the year ended December 31, 2002. Cost per ton increased in 2003 over the prior year, in U.S. dollars terms, due to the weakening of the U.S. dollar, increases in iron ore prices, increases in scrap prices, higher energy costs and higher absorption of fixed costs due to lower shipments.

      Rest of World

      In the Rest of World region, in addition to increases in input costs, lower capacity utilization at Mittal

Steel Annaba and strengthening of the Kazakh tenge against the U.S. dollar contributed to a 16% increase in average cost per ton for the year ended December 31, 2003, compared to the year ended December 31, 2002.

Gross Profit and Gross Profit Margins

      Overall gross profit (sales less cost of sales, excluding depreciation) increased to $1,999 million at December 31, 2003 from $1,328 million in December 31, 2002. Gross profit margin (gross profit divided by Net Sales) increased to 21% compared to an increase of 19% at December 31, 2002.

      Excluding the effect of the subsidiaries acquired during 2003, gross profit increased to $1,752 million at December 31, 2003 from $1,327 million at December 31, 2002. These increases were due to higher selling prices and increased shipments, offset in part by increases in raw material costs and the costs of other key inputs and freight cost.

      The following table gives a summary of the gross profit margin of Mittal Steel (including the subsidiaries acquired during the year 2003), in its regions for the year ended December 31, 2003 compared to the year ended December 31, 2002:

                  GROSS PROFIT MARGIN
                       YEAR ENDED
                  --------------------
REGION              2003        2002
------            -------     --------
                    (%)        (%)
Americas              9         11
Europe               18         13
Rest of World        43         45

General and Administrative Expenses

      Selling, general and administrative expenses increased in 2003, by 24% mainly due to the appreciation of the Euro and the Canadian dollar against the U.S. dollar.

Other Operating Expenses

      Other operating expenses in 2002 related to $39 million towards the write-off of Empire Mine investments and $23 million towards an impairment loss on the 2A Bloomer and 21" Bar Mill. These costs were not incurred in 2003. See
Note 16 to the Mittal Steel Consolidated Financial Statements.

Operating Income

      The following table gives a summary of the operating income and operating margin of Mittal Steel for the year ended December 31, 2003 compared to the year ended December 31, 2002:

                               OPERATING INCOME
                                  YEAR ENDED                  OPERATING MARGIN
                    ------------------------------------      ----------------
REGIONS                   2003                 2002            2003       2002
-------             ---------------      ---------------       ----       ----
                    (in $ millions)      (in $ millions)       (%)        (%)

Americas                  136                  141               3          4
Europe                    317                   64               8          3
Rest of World             707                  476              31         32

      Americas

      For the year ended December 31, 2003, compared to the year ended December 31, 2002, operating income in the Americas region decreased to $136 million from $141 million. This decrease was largely due to higher costs, primarily due to increases in prices of raw materials.

      Europe

      For the year ended December 31, 2003, compared to the year ended December 31, 2002, operating income in the European region increased to $317 million from $64 million. Excluding the impact of the subsidiaries acquired during the year ended December 31, 2003, operating income in the European region increased to $193 million at December 31, 2003 from $64 million at December 31, 2002, due to higher selling prices and increased shipments, offset in part by increases in raw material costs and the costs of other key inputs and freight costs.

      Rest of World

      Operating income in the Rest of World region for the year ended December 31, 2003, compared to the year ended December 31, 2002, increased to $707 million at December 31, 2003 from $476 million at December 31, 2002 due to increased demand and higher sales.

Other Income/(Expense)

      Other income was higher by $89 million during 2003. Components of other income include (i) higher profits from joint ventures and (ii) the gain from repurchase of bonds and the sale of land in Europe.

Financing Costs

      Net interest expense (interest expenses less interest income) was 21% lower in 2003 at $175 million compared to 2002. Interest expense decreased as a result of lower average borrowings and lower interest rates, which reduced borrowing costs.

Net Gain or Loss from Foreign Exchange

      Mittal Steel uses U.S. dollars as its reporting currency. Movements in the exchange rates of the currencies of the countries in which Mittal Steel has operations versus the U.S. dollar have an impact on the earnings of Mittal Steel. Such exchange rate movements affect both revenues and costs.

      Net gain from foreign exchange for 2003 was $44 million, an increase of $29 million from $15 million in 2002.

Income Tax

      Mittal Steel recorded a current tax expense of $43 million in 2003 compared to $64 million in 2002. Deferred tax expenses were $141 million in 2003, compared to benefit of $32 million in 2002.

      Apart from the normal tax on profits on Mittal Steel in the Americas region, current tax expenses increased due to certain additional non-cash provisions made at Inland. In 2002, the deferred tax benefit was higher due to the exchange loss on dollar denominated net monetary liabilities arising from depreciation of the currency during the year at Mittal Steel Lazaro Cardenas. In 2003, this benefit was significantly lower at Mittal Steel Lazaro Cardenas.

      In the Rest of World region Mittal Steel Temirtau has entered into agreements with the Kazakhstan government. Under these agreements, Mittal Steel Temirtau is entitled to lower taxes based on certain capital expenditure programs.

      The effective tax rate increased to 13% in 2003 from 5% in 2002 on income before taxes of $1,400 million and $638 million, respectively. This increase is largely due to higher contributions to net income by subsidiaries that have relatively high statutory tax rates. Income before taxes in Kazakhastan, which has a statutory tax rate of 30%, increased 96% over the previous year. This contributed a 5% increase in the effective rate.

      Additionally, the effective tax rate during 2002 was reduced by the income tax benefit of $40 million generated by Mexico, which resulted in an effective tax rate for that country of 235% as compared to 50% in 2003. This difference was due to tax losses from foreign translation effects in 2002 of $56 million as compared to $14 million in 2001.

      During 2003, subsidiaries in France and Canada increased the valuation allowances on deferred tax assets related to net operating loss carryforwards by $13 million and $14 million, respectively. These increases account for approximately 2% of the effective tax rate in 2003. The additional valuation allowances were determined necessary based on management's assessment as to the recoverability of the deferred tax assets.

      For both France and Canada, negative evidence regarding the recoverability of the deferred tax assets consisted of, among other things, the fact that operations in both countries generated losses for tax purposes in each of the previous three years.

Minority Interest

      Minority interest in income of subsidiaries amounted to $35 million in 2003. This consisted of the share of minority shareholders in the net income of mainly Mittal Steel Ostrava, Mittal Steel Annaba and Mittal Steel Galati.

Net Income

      Mittal Steel net income increased to $1,182 million for the year ended December 31, 2003, compared to net income of $595 million for the year ended December 31, 2002. This increase was due to higher operating income, lower interest rates and a higher tax charge, as discussed above.

Effect of Change in Accounting Principles

      Mittal Steel adopted the provisions of SFAS 143, Accounting for Asset Retirement Obligations, from January 1, 2003. Based on analyses Mittal Steel has performed, it has been determined that the assets for which an asset retirement obligation must be recorded are Mittal Steel's Minorca Mine, a subsidiary of Inland, and a property in Hamburg. The cumulative impact of adopting SFAS 143 on January 1, 2003, is an increase in assets and liabilities of $9 million and $19 million, respectively. At Mittal Steel Europe, there was a provision of $11 million for retirement obligations on the same asset but not calculated in accordance with the provisions of SFAS 143. Since this provision was no longer required, it was reversed. Accordingly, a cumulative post-tax gain of $1 million is reflected on the Consolidated Statement of Income as a Cumulative Effect of Change in Accounting Principle.

B.    LIQUIDITY AND CAPITAL RESOURCES

      Mittal Steel's principal sources of liquidity are cash generated from its operations and various working capital credit lines at its operating subsidiaries.

      Cash and cash equivalents including restricted cash at Mittal Steel increased to $2.6 billion as at December 31, 2004, compared to $900 million as at December 31, 2003, due to higher cash flow from operations. In addition, Mittal Steel's subsidiaries had approximately $1.5 billion of unused availability under their credit lines as of December 31, 2004.

      On March 25, 2004, Mittal Steel and Inland guaranteed a $800 million principal amount of senior secured notes issued by Ispat Inland ULC, a wholly owned subsidiary of Mittal Steel. This offering was comprised of $150 million of floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010 and $650 million of fixed rate notes bearing interest at 9.75% (issued at 99.212% to yield 9.875%) due April 1, 2014. The $775.5 million net proceeds from the offering were used (i) to retire the entire balance outstanding of $661.5 million of Tranche B and Tranche C loans under the credit agreement dated July 16, 1998, as amended, with a syndicate of financial institutions for whom Credit Suisse First Boston was the agent, and (ii) repay the entire balance outstanding of $105 million under the inventory revolving credit facility, with the remainder of the proceeds used to reduce the amount outstanding under the receivables revolving credit facility. Series U and W First Mortgage Bonds were retired at the close of the refinancing. The early retirement of the term loans was done at par, without prepayment penalty.

      In June 2004, the Company finalised a 3-year revolving credit facility with a consortium of financial institutions in an aggregate amount of $400 million of which $250 million was committed and a further $150 million was to be syndicated later. This credit facility is secured by certain assets of certain subsidiaries. As of December 31, 2004 $250 million was utilised under the facility.

      In June 2004, the Company also concluded a $100 million term facility with the International Finance Corporation ("IFC"). As of December 31, 2004 there were no drawings under this facility.

      On December 30, 2004, Ispat Inland ULC, a wholly owned subsidiary of Mittal Steel, redeemed $227.5 million principal amount of its 9.75% senior secured notes due 2014 (the "Senior Secured Notes"), at a redemption price equal to 109.75% of the outstanding principal amount redeemed, plus accrued and unpaid interest on such amount to, but excluding, December 30, 2004. Prior to the redemption of the Senior Secured Notes, Mittal Steel purchased $256 million of capital stock of Inland. Consistent with the terms of the Senior Secured Notes, the cash proceeds from the stock offering were used to redeem the notes. After giving effect to this redemption, $422.5 million principal amount of the Senior Secured Notes remain outstanding.

      On October 11, 2004, LNM Holdings declared a dividend of $2,000 million to The Richmond Investment Holdings Limited, its sole shareholder as on that date, which was a condition precedent to Ispat International's acquisition of LNM Holdings. As at March 15, 2005, The Richmond Investment Holdings Limited had received $625 million and it will receive the balance of the dividend in 2005. This dividend will be entirely paid from cash flow from operations. Mittal Steel does not anticipate using any borrowing to pay this dividend.

      As at December 31, 2004, Mittal Steel's total external debt, which includes both long-term debt, short-term debt, loan from shareholder and including dividend payable as well as borrowing under working capital facilities, was $3.6 billion, compared to $3.1 billion as at December 31, 2003. Almost all external debt is borrowed by operating subsidiaries and secured by liens on the assets of the relevant operating subsidiaries. As at December 31, 2004 most of Mittal Steel's external debt carries interest rates at varying levels based on a combination of fixed and variable interest rates. Under most of the loan agreements, its operating subsidiaries are required to comply with certain financial covenants. As at December 31, 2004, Mittal Steel's operating subsidiaries were in compliance with all such covenants. Approximately $1.1 billion external debt is guaranteed by Mittal Steel.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

Sources and Uses of Cash

      Mittal Steel's principal sources of liquidity are cash generated from operations and various working capital credit lines at its operating subsidiaries. In management's opinion, Mittal Steel's working capital is sufficient for its present requirements. A summary of the cash flow is given below.

                                                SUMMARY OF CASHFLOW
                                                     YEAR ENDED
                                                --------------------
                                                  2004        2003
                                                --------    --------
                                                  (in $ millions)
Net cash provided from operating activities      4,611       1,438
Net cash used in investing activities             (801)       (814)
Net cash used by financing activities           (2,329)       (282)

Net Cash Provided From Operating Activities

      Cash flow from operating activities at Mittal Steel increased to $4,611 million for the year ended December 31, 2004, compared to $1,438 million for the year ended December 31, 2003, due to higher net income partially offset by higher working capital.

      Net working capital (defined as accounts receivable plus inventories plus other current assets minus trade accounts payable minus accrued expenses) at Mittal Steel increased by $1.2 billion for the year ended December 31, 2004, as compared to the year ended December 31, 2003, due to higher levels of inventory and accounts receivables to support the higher levels of operations and sales, partly offset by increased trade payables and increased accrued expense and other liabilities. A significant portion of the increase was also attributable to the inclusion of Mittal Steel South Africa and Mittal Steel Poland in 2004.

Net Cash Used In Investing Activities

      Net cash used in investing activities at Mittal Steel was $801 million for the year ended December 31,

2004, as compared to $814 million for the year ended December 31, 2003.

      Capital expenditures of Mittal Steel in 2004 were $898 million. Some major projects included in this were:

  - Mittal Steel Temirtau - construction of a new Slab Caster and reconstruction of Blast Furnace No.4;

  - Mittal Steel Galati - modernization of Pickling Line CRM1 and continuous Casting Machine No.1 and reconstruction of Battery No.4;

  - Mittal Steel South Africa - installation of a Pulverized Coal Injection ("PCI") plant;

  - Mittal Steel Poland - modernization of four top charging coke oven batteries and a PCI system;

  - Mittal Steel Lazaro Cardenas - RHTL degasser and installation of a new Oxygen Plant; and

  -   Mittal Canada - restart of DRI module No.1.

Net Cash Provided By (Used in) Financing Activities

      Net cash used in financing activities at Mittal Steel was $2,329 million for the year ended December 31, 2004, as compared to $282 million for the year ended December 31, 2003. During the year ended December 31, 2004, Mittal Steel reduced borrowing by $1,521 million, while cash dividends amounted to $763 million.

Working Capital Facilities

      The following table gives a summary of the working capital facilities of Mittal Steel:

                                 LIMIT                        UTILIZATION                     AVAILABILITY
                     -----------------------------   -----------------------------   ------------------------------
                     AS OF DEC 31,   AS OF DEC 31,   AS OF DEC 31,   AS OF DEC 31,   AS OF DEC 31,    AS OF DEC 31,
                         2004             2003            2004            2003            2004            2003
                     -----------------------------   -----------------------------   ------------------------------
REGION                      (in $ millions)                 (in $ millions)                  (in $ millions)
Americas                  589             569             181             372             408              197
Europe                    698             161             496             124             201              37
Rest of World             827              92             121              20             705              72

Receivables Factoring

      In addition to the credit facilities listed above, certain of Mittal Steel's European operating subsidiaries were parties to receivables factoring arrangements. The following table presents a summary of these facilities:

                                 LIMIT                        UTILIZATION                     AVAILABILITY
                     -----------------------------   -----------------------------   ------------------------------
                     AS OF DEC 31,   AS OF DEC 31,   AS OF DEC 31,   AS OF DEC 31,   AS OF DEC 31,    AS OF DEC 31,
                         2004             2003            2004            2003            2004            2003
                     -----------------------------   -----------------------------   ------------------------------
REGION                      (in $ millions)                 (in $ millions)                  (in $ millions)
Americas                   -               -               -               -               -                -
Europe                    284             261             144             159             140              102
Rest of World              -               -               -               -               -                -

Debt

      As at December 31, 2004, Mittal Steel's external debt was $3,630 million (including $1,650 million of dividend payable), compared to $3,067 million (including loan from shareholder) as at December 31, 2003.

      Most of Mittal Steel's debt is secured by liens on specified assets of the relevant subsidiary and carries interest rates at varying levels based on a combination of fixed and variable interest rates. The details are given in Note 11 to the Mittal Steel Consolidated Financial Statements. Most of the loan agreements require Mittal Steel's subsidiaries to comply with certain financial and other covenants. At December 31, 2004, all Mittal Steel's operating subsidiaries were in compliance with all such covenants. Approximately $1.1 billion of the above debt was guaranteed by Mittal Steel.

      Please refer to "Item 5 -- Operating and Financial Review and Prospects -- Trend Information -- Funding".

      On March 25, 2004, Inland received $776 million of net proceeds from the issuance and sale of $800 million principal amount of its Senior Secured Notes. These net proceeds were used to retire the entire balance outstanding of $662 million of Tranche B and Tranche C Loans under Inland's credit agreement, and to repay the entire balance outstanding of $105 million under its inventory revolving credit facility, with the remainder of the proceeds used to reduce the amount outstanding under its receivables revolving credit facility.

      On December 30, 2004, Inland redeemed $227.5 million principal amount of its Senior Secured Notes, at a redemption price equal to 109.75% of the outstanding principal amount redeemed, plus accrued and unpaid interest on such amount to, but excluding December 30, 2004. Prior to the redemption of the Senior Secured Notes, Mittal Steel purchased $256 million of capital stock of Inland. Consistent with the terms of the indenture with respect to the Senior Secured Notes, the cash proceeds from the stock offering were used to redeem the Senior Secured Notes. After giving effect to this redemption, $422.5 million principal amount of the Senior Secured Notes remain outstanding.

Inland Pension Funding

      Inland has made cash contributions to its pension plan of approximately $425 million since 1998 through December 31, 2004, including $111.5 million during 2004.

      For further details concerning Mittal Steel's pension plans, please refer to Note 14 to the Mittal Steel Consolidated Financial Statements.

Shareholders' Equity

      Shareholders' equity increased to $5,846 million at December 31, 2004. In addition, during 2004, Mittal Steel repurchased 5.3 million of its own shares for $54 million (at an average price of $10.26).

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Sources and Uses of Cash

      Mittal Steel's principal sources of liquidity are cash generated from operations and various working capital credit lines at its operating subsidiaries. The following table presents a summary of cash flow of Mittal
Steel:

                                                       SUMMARY OF CASHFLOW
                                                           YEAR ENDED
                                                       -------------------
                                                        2003         2002
                                                       ------       ------
                                                         (in $ millions)
Net cash provided from operating activities           1,438            539
Net cash used in investing activities                  (814)          (360)
Net cash provided (used) by financing activities       (282)            16

Net Cash Provided From Operating Activities

      In 2003, cash flow from operations increased to $1,438 million from $539 million in 2003 mainly due to higher income and improvements in working capital. During 2003, Net working capital (defined as Accounts Receivable plus Inventories plus Other Current Assets minus Trade Accounts Payable minus Accrued Expenses) was reduced by $25 million due to an increase in inventories of $18 million, prepaid expenses and other of $87 million and Trade Accounts payable of $51 million. These increases were more than offset by increases in Accrued Expenses and other liabilities of $181 million.

Net Cash Used In Investing Activities

      Net cash used in investing activities was $814 million. Capital expenditures in 2003 were $421 million as against $265 million in 2002. This was mainly due in part to capital expenditures on the reline of Blast Furnace No. 7 at Inland of $89 million. Further capital expenditure growth was due to projects at Mittal Steel Galati, including reconstruction of battery no. 2 in the coke oven plant, modernization of caster 1 in basic oxygen furnace 1 and reconstruction of pickling line no. 2, and the inclusion of Mittal Steel Ostrava in 2003, where investments were made in the by-products plant and in modernizing a blast furnace and a tandem furnace.

      In addition, significant capital expenditures at Mittal Steel Temirtau related to the installation of the continuous caster, reconstruction of Blast Furnace 3, as well as investments in its coal division. In addition, Mittal Steel Annaba invested in a bar mill.

Net Cash Used In Financing Activities

      Net utilization of cash in financing activities was $282 million (2002: net provision of cash of $16 million) primarily due to dividend payments and repayments of debt. Total long-term debt repaid during 2003 was $110 million (2002: $(12) million) , after receipt of a loan of $94 million from an affiliate in 2003.

      See also "Item 5 -- Operating and Financial Review and Prospects -- Trend Information -- Funding".

Working Capital Facilities

      At December 31, 2003, Mittal Steel's cash and cash equivalents (inclusive of restricted cash of $140 million) amounted to $900 million ($417 million inclusive of restricted cash of $22 million at December 31, 2002). In addition, Mittal Steel's operating subsidiaries had available borrowing capacity under their various credit lines, including receivable factoring and securitization facilities, of $408 million ($364 million at December 31, 2002). The following table gives a summary of the working capital credit facilities of Mittal Steel:

                                    LIMIT                        UTILIZATION                     AVAILABILITY
                        -----------------------------   -----------------------------     ---------------------------
                        AS OF DEC 31,   AS OF DEC 31,   AS OF DEC 31,   AS OF DEC 31,     AS OF DEC     AS OF DEC 31,
                             2003            2002            2003            2002          31,2003           2002
                        -------------   -------------   -------------   -------------     ---------     -------------
REGION                         (in $ millions)                 (in $ millions)                 (in $ millions)
Americas                     569             462             372             304             197             158
Europe                       161             117             124              92              37              25
Rest of the World             92              69              20              13              72              56

Factoring and Securitization

      In addition to the credit facilities listed above, certain of Mittal Steel's European subsidiaries were parties to receivables factoring and securitization facilities as per the following details:

                                    LIMIT                        UTILIZATION                     AVAILABILITY
                        -----------------------------   -----------------------------     ---------------------------
                        AS OF DEC 31,   AS OF DEC 31,   AS OF DEC 31,   AS OF DEC 31,     AS OF DEC     AS OF DEC 31,
                             2003            2002            2003            2002          31,2003           2002
                        -------------   -------------   -------------   -------------     ---------     -------------
REGION                         (in $ millions)                 (in $ millions)                 (in $ millions)
Americas                      -               -               -               -               -               -
Europe                       261             257             159             132             102             125
Rest of World                 -               -               -               -               -               -

Debt

      Mittal Steel's total external debt (both long and short term) was $3,067 million at December 31, 2003. The corresponding amount as at December 31, 2002 was $2,733 million.

      Most of Mittal Steel's debt is secured by liens on specified assets of the relevant subsidiary and carries interest rates at varying levels based on a combination of fixed and variable interest rates. The details are given in Note 11 to the Mittal Steel Consolidated Financial Statements. Most of the loan agreements require Mittal Steel's subsidiaries to comply with certain financial and other covenants. At December 31, 2003, all Mittal Steel's operating subsidiaries were in compliance with all such covenants. Approximately $1.8 billion of the above debt was guaranteed by Mittal Steel.

      Please refer to "Item 5 -- Operating and Financial Review and Prospects -- Trend Information -- Funding".

Inland Pension Funding

         On September 15, 2003, Inland entered into a settlement agreement with Ryerson Tull, pursuant to which Ryerson Tull paid Inland $21 million to release Ryerson Tull from various environmental and other indemnification obligations arising out of the sale by Ryerson Tull of Inland to Mittal Steel in 1998. The $21 million received from Ryerson Tull was paid into Inland's pension plan, and went to reduce the amount of a Ryerson Tull guaranty/letter of credit provided to the Pension Benefit Guaranty Corporation, or PBGC, upon the sale of Inland. Inland also agreed with Ryerson Tull to, among other things, make specified monthly contributions to Inland's pension plan totaling $29 million over the 12-month period beginning January 2004, thereby eliminating, by the end of such year, the obligation of Ryerson Tull to provide the continuing guaranty and letter of credit to the PBGC, which guaranty/letter of credit Inland had previously committed to take all necessary action to eliminate. In addition, Inland committed to reimburse Ryerson Tull for the cost of the letter of credit to the PBGC, and to give Ryerson Tull one-third of any proceeds that may become payable in connection with the NRDA settlement under an environmental insurance policy.

         Inland has made cash contributions to its pension plan of approximately $313 million since 1998 through December 31, 2003, including approximately $125 million during 2003.

         Funding obligations depend upon future asset performance, the level of interest rates used to measure Employee Retirement Income Security Act minimum funding levels, actuarial assumptions, union negotiated changes and future government regulation. Any such funding requirements could have an unfavorable impact on Mittal Steel's borrowing arrangements and cash flows.

Shareholders' Equity

         Shareholders' equity increased to $2,561 million at December 31, 2003. During 2003, Mittal Steel took an after-tax charge of $79 million through other comprehensive income, primarily as a result of reduction in discount rate in pension liabilities (2002: $273 million). In addition, during 2003, Mittal Steel repurchased 2.6 million of its own shares for $8 million.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

         Research and development costs were $20 million in 2004 as compared to $14 million in 2003. These costs are fully expensed as incurred.

D.       TREND INFORMATION

OVERVIEW

         Market conditions for Mittal Steel's products are expected to continue to remain stable in the year 2005. Shipments in the year 2005 are expected to be higher, primarily due to the inclusion for full year of certain acquisitions completed during 2004, and the completion of the proposed merger with ISG during 2005. Mittal Steel expects higher costs of production, due to higher input cost of raw materials. Selling prices are also expected to be higher.

         Working capital is expected to increase in the year 2005 due to increases in costs and selling prices as well as higher volumes associated with new acquisitions.

         Capital expenditure is expected to be higher in the year 2005 mainly due to expenditure on projects forming part of commitments made under various acquisition agreements, primarily in Europe. We expect to spend approximately $1,500 million in capital expenditures in 2005 (including proposed expenditure at ISG), largely out of cashflow from operations. See Note 18 to the Mittal Steel Consolidated Financial Statements.

         Overall Mittal Steel expects that operating income per ton for the year 2005 to be similar to the previous year. Income taxes are expected to increase primarily due to reduced availability of tax loss carryforwards, and the changes in the tax position at certain subsidiaries.

STEEL INDUSTRY

         In 2003-2004, steel markets have been dominated by increased consumption in China due to the high GDP growth and capital investment. In 2004, China increased production of crude steel by approximately 23% and contributed approximately 26% of global steel output. Steel production in China is expected to grow in 2005 by between 6% and 10%, compared to 13% in 2004. Excluding China, steel production increased by approximately 4.5% in 2004 and is expected to increase further by 3% in 2005, assuming economic recovery and/or a stable economy in Asia, Europe, Japan and the United States.

         Steel producers in Europe announced price increases for the first quarter of 2005 reflecting both strong domestic demand as well as continuing strength in the Chinese market. The general expectation is that steel prices will rise in tandem with raw material prices in 2005.

SALES

         Overall, the year 2005 should continue to see increases in sales due to increased demand. Higher demand for steel is driven not only by China, but also the recovery in United States, Europe, Japan and Asia.

COSTS

         The increased global demand for steel has resulted in significant price increases for key commodity inputs such as iron ore, scrap, coke and alloys, during the year 2004. In the year 2005, we have already seen further sharp increases in iron ore prices. While the impact on Mittal Steel is partially mitigated by its ownership of certain mining assets, nonetheless, rapid cost increases are occurring in the market.

INCOME TAXES

         Mittal Steel's combined effective tax rate is expected to increase in future years primarily due to the loss of tax exemptions in Romania which effect will be offset in part by reductions caused by decreases in the statutory tax rates in certain jurisdictions including the Czech Republic and Mexico. Moreover, the Company's future cash flow requirements related to tax obligations are expected to increase due to the utilization of tax loss carryforwards in 2004.

         On December 15, 2004, Mittal Steel signed an amendment to the Mittal Steel Galati Share Purchase Agreement resulting in the termination of its 5-year exemption to pay corporate income taxes and receive other economic incentives previously provided to Mittal Steel Galati. This amendment has prospective impact beginning January 1, 2005, and has resulted in Mittal Steel recording a deferred tax asset of $34 million in the fourth quarter of 2004. This deferred tax asset represents the tax effect of temporary differences which would have reversed within the previous tax holiday period, recovery of which is now more likely than not. Romanian taxable income will be taxed at the statutory rate, currently 16%, beginning January 1, 2005.

FUNDING

         As at December 31, 2004 it is estimated that Mittal Steel would have approximately $212 million of scheduled debt amortization between 2005 and 2006.

         On January 25, 2005, Mittal Steel announced that it had arranged commitments, subject to customary conditions, from a group of arrangers for a $3.2 billion unsecured revolving credit facility.

         On March 11, 2005, Ispat Inland ULC, an indirect wholly owned subsidiary of Mittal Steel, received the consents from the holders of a majority of its outstanding Senior Secured Floating Rate Notes due 2010 and 9.75% Senior Secured Notes due 2014, or Senior Secured Notes, to amend the terms of the indenture governing the notes to eliminate the requirement that any acquisition of a U.S. steel-making business be made by Mittal Steel through its wholly-owned subsidiary Inland or its subsidiaries.

OTHER DEVELOPMENTS

Carbon Emissions Trading

         Under Directive 2003/87/ EC, or the Directive, dated October 13, 2003, the European Union, established a scheme for greenhouse gas emission allowance trading within the European Community. Member States must ensure that, from January 1, 2005, no installation undertakes any activity listed in Annex I of the Directive, resulting in emissions specified in relation to that activity unless its operator holds a permit issued by a competent authority. Mittal Steel is currently examining the matter and will formulate a response to this development designed to ensure compliance.

E.       OFF-BALANCE SHEET ARRANGEMENTS

         Mittal Steel has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. In addition, Mittal Steel is not contingently liable for $41 million of long term debt attributable to I/N Kote, one of its equity investments. For a discussion of off-balance sheet arrangements for the year ended December 31, 2004, compared to year ended December 31, 2003, refer to Note 23 to Mittal Steel's Consolidated Financial Statements.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         Mittal Steel has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. Management believes that these commitments are not in excess of current market prices and reflect normal business operations. Mittal Steel had outstanding at December 31, 2004, various long-term obligations that will become due in 2005 and beyond.

         These various purchase commitments and long-term obligations will have an effect on Mittal Steel's future liquidity and capital resources. The table below shows, by major category of commitment and long-term obligations outstanding as of December 31, 2004, Mittal Steel's current estimate of their annual maturities.

                                                       TOTAL       LESS         1-3         4-5        MORE
                                                                  THAN 1       YEARS       YEARS      THAN 5
                                                                   YEAR                                YEARS
                                                       -----------------------------------------------------
                                                                          (in $ millions)
Long-Term Debt Obligations - scheduled repayments      $1,743       $104        $464        $175      $1,000
- Note 11 to the Mittal Steel
Consolidated Financial Statements

Operating  Lease Obligations - Note 18 to the            97          22          25          12         38
Mittal Steel Consolidated Financial Statements

Environment Commitments* - Note 18 and Note 19          167          9           48          44         66
to the Mittal Steel Consolidated Financial Statements

I/N Kote Debt Guarantee - Note 18 to the Mittal          41          15          26          -           -
Steel Consolidated Financial Statements

Pension Agreements *                                    175         175          -           -           -

Other Post Retirement Benefits *                        282          60         109         113          -

Purchase Obligations - Note 18 to the Mittal Steel     4,501        779        1,023        809        1,891
Consolidated Financial Statements

Other Long-Term Liabilities Reflected Mittal            642          62         373         138          69
Steel's Balance Sheet

Acquisition/Investment Commitments - Note 18 to        1,446        363         642         286          155
the Mittal Steel Consolidated Financial Statements
                                                      ------------------------------------------------------
Total                                                 $9,094     $1,589      $2,710      $1,577       $3,219
                                                      ======================================================

*These are not total obligations, refer to the discussion below.

         Estimated payments for long-term obligations have been determined by Mittal Steel based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by Mittal Steel based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2004. The ultimate timing of these future cash flows may differ due to events and circumstances that are out of the direct control of Mittal Steel. Also included are liabilities related to environmental matters, which are further discussed in Note 19 to the Mittal Steel Consolidated Financial Statement. For further details on commitments, please refer to Note 18 to the Mittal Steel Consolidated Financial Statements.

         In addition to the long-term obligations and commitments disclosed above, Mittal Steel has, in the normal course of business, provided guarantees to third parties in connection with indebtedness of its subsidiaries. Mittal Steel estimates that the fair value of these guarantees is not material and does not expect to incur material losses as a result of these guarantees. Mittal Steel has provided guarantees to third parties for indebtedness of its subsidiaries, the outstanding value of which was approximately $1.1 billion as at December 31, 2004.

*ENVIRONMENTAL COMMITMENTS

         On June 10, 1993, the U.S. District Court for the Northern District of Indiana entered the EPA Consent Decree that resolved all matters raised by a lawsuit led by the EPA against, among others, Inland. Inland cannot presently reasonably estimate the costs or time required to satisfy these obligations under the EPA Consent Decree. At December 31, 2004, Inland had recognized $37 million for environmental liabilities.

         See "Item 8A -- Consolidated Statement and other Financial Information -- Legal Proceedings" and Note 19 of Mittal Steel Consolidated Financial Statements.

*PENSION AGREEMENTS

         These amounts are required under Inland's agreements with the PBGC and Ryerson Tull. We have not included any amounts that may be required beyond these contractual commitments due to the significant difficulty in forecasting these amounts with any accuracy.

*OTHER POST RETIREMENT BENEFITS

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

G.       SAFE HARBOR

         All information that is not historical in nature and disclosed under "Item 5 -- Operating and Financial Review and Prospects" is deemed to be a forward looking statement. See "Cautionary Statements Regarding Forward-Looking Statements".

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         Management of Mittal Steel's business is vested in its board of directors. Mr. Lakshmi N. Mittal is Chairman of the board of directors and Chief Executive Officer of Mittal Steel. In establishing Mittal Steel's strategic direction and corporate policies, Mr. Lakshmi N. Mittal is supported by members of Mittal Steel's senior management team with substantial professional and worldwide steel industry experience.

         It is Mittal Steel's intention, and its controlling shareholder has confirmed to Mittal Steel that it intends, to maintain on the Mittal Steel board of directors at all times at least two directors who are not and have not been senior managers or employees of any of Mittal Steel's subsidiaries or affiliates.

         Mittal Steel continues to have a strong emphasis on corporate governance. Mittal Steel has five independent directors on its board of directors. See "Item 6C -- Board Practices -- Corporate Governance -- Director Independence". Mittal Steel's Audit Committee, Nomination Committee and Remuneration Committee are comprised exclusively of three independent members each.

         The members of the Mittal Steel board of directors are as set forth below:

                                        DATE
                                       JOINED
NAME                        AGE         BOARD     CLASS/TERM        POSITION WITHIN MITTAL STEEL
------------------          ----      --------    -------------     ---------------------------------------------
Lakshmi N. Mittal             54      May 1997    Class A- 2008     Chairman of Mittal Steel's Board of Directors
                                                                    and Chief Executive Officer

Aditya Mittal                 29      May 2000    Class A- 2008     Member of Mittal Steel's Board of Directors,
                                                                    President and Group Chief Financial Officer

Malay Mukherjee               57      July 1997   Class B- 2005     Member of Mittal Steel's Board of Directors
                                                                    and Chief Operating Officer

Narayanan                     68      July 1997   Class C- 2005     Member of Mittal Steel's Board of Directors
Vaghul(1)(2)(3)(4)

Ambassador Andres                     July 1997   Class C- 2005     Member of Mittal Steel's Board of Directors
Rozental(1)(2)(3)(4)          59

Fernando Ruiz Sahagun(4)      61      July 1997   Class C- 2005     Member of Mittal Steel's Board of Directors

Rene Lopez(3)(4)              60      November    Class C- 2005     Member of Mittal Steel's Board of Directors
                                        2002

Muni Krishna T.               59      November    Class C- 2005     Member of Mittal Steel's Board of Directors
Reddy(1)(2)(4)                          2002

Vanisha Mittal Bhatia         24      December    Class A- 2008     Member of Mittal Steel's Board of Directors
                                        2004


(1) Audit Committee
(2) Nomination Committee
(3) Remuneration Committee
(4) Non-executive and independent directors

         The business address of each of the members of Mittal Steel's board of directors is Mittal Steel's offices at 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands.

BOARD OF DIRECTORS

Lakshmi N. Mittal

         Mr. Lakshmi N. Mittal is the Chairman of the board of directors and Chief Executive Officer of Mittal Steel. He is the founder of Mittal Steel and has been responsible for the strategic direction and development of the Company. He is also a non-executive director of Mittal Steel South Africa, an executive committee member of the International Iron and Steel Institute, a member of the Foreign Investment Council in Kazakhstan, the International Investment Council in South Africa, the World Economic Forum's International Business Council, a director of ICICI Bank Ltd. and is on the Advisory Board of the Kellogg School of Management in the U.S. Mr. Mittal was awarded Fortune magazines `European Businessman of the Year 2004' and was named `Entrepreneur of the Year' by The Wall Street Journal. He was previously named Steel Maker of the Year in 1996 by New Steel, a leading industry publication and was awarded the 8th honorary Willy Korf Steel Vision Award, the highest recognition for worldwide achievement in the steel industry. The award was presented by American Metal Market and World Steel Dynamics.

Aditya Mittal

         Mr. Aditya Mittal is President and Group Chief Financial Officer of Mittal Steel. He joined the Company in 1997 and was formerly Vice-Chairman of the Board of Directors and Head of Mergers and Acquisitions of LNM Holdings, where he was responsible for all acquisitions since 2000. From 1997 to 2000, he served as Head of Mergers and Acquisitions at Ispat International. Mr. Aditya Mittal also serves on Mittal Steel's board of directors and the board of directors of Mittal Steel South Africa. From 1996 to 1997, Mr. Aditya Mittal worked at Credit Suisse First Boston in the mergers and acquisitions area. He holds a bachelor's degree in economics from the Wharton School in Pennsylvania, United States with specialization in strategic management and corporate finance, from which he graduated magna cum laude. He is the son of Mr. Lakshmi N. Mittal.

Malay Mukherjee

         Mr. Mukherjee is the Chief Operating Officer of Mittal Steel and has over 32 years of experience in a range of technical, commercial and general management roles in the steel industry. Mr. Mukherjee has held various senior management positions within Mittal Steel, including Managing Director of Mittal Steel Lazaro Cardenas and President and Chief Executive Officer of Mittal Steel Europe. He has also served as Managing Director of Mittal Steel Temirtau.

Narayanan Vaghul

         Mr. Vaghul has 49 years of experience in the financial sector and has been the Chairman of Industrial Credit and Investment Corporation of India Limited for 16 years and of ICICI Bank for the last two years. Prior to this, he was Chairman of the Bank of India and Executive Director of the Central Bank of India. He was chosen as the Businessman of the Year in 1992 by Business India, a leading Indian publication, and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a board member of various other companies, including Wipro Limited, Mahindra & Mahindra Limited, Nicholas Piramal India Limited, Apollo Hospitals Limited and Himatsingka Seide Limited.

Ambassador Andres Rozental

         Ambassador Andres Rozental has a long and distinguished career in the Mexican Diplomatic Service. Over the past 36 years, he has held various senior government and diplomatic posts including Ambassador of Mexico to the United Kingdom, Ambassador of Mexico to the Kingdom of Sweden, Ambassador, Permanent Representative to the United Nations in Geneva, as well as Deputy Foreign Minister of Mexico. From December 2000 to January 2002, he was Ambassador-at-Large and Special Presidential Envoy for President Fox of Mexico. Ambassador Rozental has received several awards, including the Grand Cross of the Polar Star (Sweden) and the Grand Cross of the Civil Merit Order (Spain). He is also an officer of the National Order of Merit (France). Ambassador Rozental is currently a member of the board of managing directors of New India Investment Trust Ltd., Aeroplazas de Mexico and Inmobiliaria Fumisa. He is Chairman of the Board of Latinoamericana de Duty Free and the President of his own consulting firm, Rozental & Asociados in Mexico City. He is President of the Mexican Council on Foreign Relations and a trustee of the Universidad de las Americas, his alma mater.

Fernando Ruiz Sahagun

         Mr. Ruiz has approximately 31 years of experience in the field of accounting, finance and tax and is currently a partner at Chevez, Ruiz, Zamarripa y Cia., S.C., a leading tax consulting firm in Mexico. Mr. Ruiz is a member of several professional associations, including the Instituto Mexicano de Ejecutivos de Finanzas, Colegio de Contadores Publicos de Mexico, Instituto de Contadores Publicos and Academia de Estudios Fiscales de la Contaduria Publica. He is the President of the Business Coordinator Counsel's Tax Committee
(CCE) and a board member of various companies including Kimberly Clark de Mexico, S.A. de C.V., Accel, S.A. de C.V., Grupo Financiero Santander Serfin, S.A. de C.V., Corporacion San Luis, S.A. de C.V., Grupo Palacio de Hierro, S.A. de C.V., Grupo Camesa, S.A. de C.V., BASF Mexicana, S.A. de C.V. (a subsidiary of BASF AG), Bacardi, S.A. de C.V. (a subsidiary of Bacardi International Ltd.), Grupo Mexico, S.A. de C.V. and Innova, S. de. R.L. de C.V.

Rene Lopez

         Mr. Lopez has approximately 37 years of experience in international finance, manufacturing and marketing with multinational corporations including Alcatel-Alsthom and GEC Alsthom, where he has worked since 1966. He was President and General Manager of Alcatel-Alsthom and GEC Alsthom Canada. Currently Mr. Lopez is owner and President of Gesterel Inc. in Canada, a consultancy services boutique specializing in mergers and acquisitions, finance and technology transfer management.

         Mr. Lopez had received the commemorative medal at the 125th anniversary of the Canadian Confederation.

Muni Krishna T. Reddy

         Mr. Reddy has over 34 years of experience in financial services and he is presently the Chairman of State Bank of Mauritius Ltd. (SBM Group), Chairman of Bank SBM Madagascar, Chairman of SBM Nedbank International ltd. and Deputy Chairman of Global Financial Services PLC Malta. He holds the following directorships: Director on the Boards of Air Mauritius Ltd; British American (Holdings) Ltd; British American Insurance Company of the Bahamas Ltd; British American International Corporation Ltd; British American (UK) Ltd; India Growth Fund Inc, New York; Intercommercial Bank Ltd, Trinidad; Intercommercial Trust & Merchant Bank Ltd; Mauritius Telecom Ltd; Overseas Telecommunication Services Ltd and South East Asia Regional Fund Ltd. Mr. Reddy has taken over as Chairman of SBM Group in October 2003, after having been the Chief Executive Officer of SBM Group for more than 16 years. Prior to taking over as Chief Executive Officer of SBM Group in 1987, Mr. Reddy worked in Singapore and India. Mr. Reddy was conferred in 1993 with the title "Grand Officer of the Order of the Star and Key of the Indian Ocean" (GOSK) by the government of the Republic of Mauritius for distinguished services in Banking.

Vanisha Mittal Bhatia

         Mrs. Vanisha Mittal Bhatia was appointed as a member of the LNM Holdings board of directors in June 2004. Mrs. Vanisha Mittal Bhatia was appointed to Mittal Steel's board of directors in December 2004. She has a Bachelor of Arts degree in Business Administration from the European Business School, and has completed corporate internships at Mittal Shipping Limited, Mittal Steel Hamburg Gmbh and with an internet-based venture capital fund. She is the daughter of Mr. Lakshmi N. Mittal.

SENIOR MANAGEMENT

Bhikam C. Agarwal

         Mr. Agarwal is the Executive Vice President, Finance and Corporate Controller of Mittal Steel and has over 29 years of experience in steel and related industries. He has held various senior executive positions within Mittal Steel and was previously Chief Financial Officer since its formation as Ispat International. He has been responsible for the financial strategy of Mittal Steel and has been a coordinator of its prior activities in the capital markets, two of which received "deal of the year" awards from International Financing Review, a leading global financial publication. Mr. Agarwal has also led the finance and accounting functions of Ispat International across all its operating subsidiaries.

Roeland Baan

         Mr. Baan was appointed Chief Executive Officer for Mittal Steel Central and Eastern Europe in August, 2004. He joined Mittal Steel from the global conglomerate SHV Holdings, which lists metals recycling amongst its non-core activities. He spent eight years as a member of the Energy Divisions Executive Committee and was responsible for developing and executing the Group's strategy across a number of key regions including Europe, South America and the Mediterranean rim. Prior to this, Mr. Baan spent 16 years with Shell, where he held a number of positions worldwide. He holds a Masters Degree in Economics from Vrije Universiteit in Amsterdam.

Narendra Chaudhary

         Mr. Chaudhary is the Chief Executive Officer of Mittal Steel Galati, a position he has held since December 2001. Prior to joining Mittal Steel Galati, he was Chief Executive Officer of Mittal Steel Temirtau. Mr. Chaudhary possesses over 39 years of experience in a variety of technical and managerial functions in the steel industry. Mr. Chaudhary joined Mittal Steel Lazaro Cardenas in Mexico, in 1993 as Director, Operations, and became Executive Director in 1996. He worked at various Steel Authority of India Limited, or SAIL, plants in various capacities for 28 years. Mr. Chaudhary has a Bachelor's Degree in Engineering from Bihar Institute of Technology, India.

N.K. Choudhary

         Dr. Choudhary is the General Director and Chief Executive Officer of Mittal Steel Temirtau, a position he has held since January 2002. Dr. Choudhary started his career as a mining engineer in the Bhilai Steel Plant, India, in 1964. In 1984 he moved to India's largest public sector aluminium company, National Aluminium Company ltd (Nalco). In 1992 he joined Indian Aluminium Company Ltd, or INDAL, as Chief Engineer -- New Projects, to lead the Utkal Alumina Project -- a World Class Mega Project. From 1992 to 1998 he worked in various senior positions like the Director and Chief Executive of Utkal Alumina India Ltd and Director and Group President -- Smelter, Chemicals & Power. In December 1997 Dr. Choudhary was appointed as a Director of the INDAL Board and Chief Operating Officer of the Company. In October 1998 he assumed the position of Managing Director -- Operations of INDAL. In April 1999 Dr. Choudhary was also appointed as independent Chairman of the Board of Directors of Utkal Alumina International Limited -- a joint venture project undertaken by INDAL, Norsk Hydro of Norway and Alcan Aluminium of Canada.

Frantisek Chowaniec

         Mr. Chowaniec is the Chief Executive Officer of Mittal Steel Ostrava and Mittal Steel Poland. Mr. Chowaniec has over 35 years experience in the running and management of the steel industry. He graduated from the Metallurgical Faculty of VSB Ostrava and graduated from a Post-graduate Manager Course at the University of North Florida.

Davinder Chugh

         Mr. Chugh is the Chief Executive Officer of Mittal Steel South Africa and has over 25 years experience in the steel industry, in particular materials purchasing, logistics, warehousing and shipping. Prior to being appointed Chief Executive, Mr. Chugh held the position of Commercial Director at Mittal Steel South Africa since May 2002. Before joining Mittal Steel South Africa he was vice president of purchasing at Mittal Steel Europe. Mr. Chugh has been with Mittal Steel since 1995 and successfully integrated the materials management functions at newly acquired Mittal Steel plants in Hamburg, Duisburg, France, Romania and Algeria. Prior to this, he held several senior positions at the Steel Authority India Limited in New Delhi, India. He holds degrees in science and law and has a master's degree in business administration.

Simon Evans

         Mr. Evans joined Mittal Steel in September 2001 as General Counsel. He has over 16 years of experience in corporate and commercial law in both industry and private practice. Formerly, Mr. Evans was European Counsel at Rohm and Haas Company and prior to that he worked at the law firm Taylor Joynson Garrett, London. Mr. Evans is a graduate of Oxford University in Oxford, England and the College of Law, Guildford in Surrey, England.

Richard Leblanc

         Mr. Leblanc is the President and Chief Executive Officer of Mittal Canada, and has approximately 36 years of experience in the steel industry. Mr. Leblanc spent 18 years in various senior management positions at Stelco Inc. before joining Mittal Canada in 1987 as Vice-President, Production. He became President and Chief

Executive Officer in 1996. Mr. Leblanc is a Director of the American Iron and Steel Institute and the Canadian Steel Producers Association. He holds a bachelor's degree in electrical engineering from Laval University in Quebec, Canada.

Sudhir Maheshwari

         Mr. Maheshwari is the Executive Vice President, Finance and Corporate Treasurer of Mittal Steel and has over 16 years of experience in steel and related industries. He was previously the Chief Financial Officer of LNM Holdings since January 2002. He has played an integral and key role in all the recent acquisitions by LNM Holdings. Mr Maheshwari has worked for Mittal Steel for 15 years. He held the positions of Chief Financial Officer at Mittal Steel Europe, Ispat Germany and Mittal Steel Point Lisas, and Director of Finance and M&A at Mittal Steel. He has also played a key role in various corporate finance and capital market projects including the IPO in 1997. Mr. Maheshwari is an Honours Graduate in Accounting and Commerce and a member of The Institute of Chartered Accountants and The Institute of Company Secretaries in India.

Gerhard Renz

         Mr. Renz is the President and Chief Operating Officer of Mittal Steel Europe and has over 31 years of experience in the steel industry. Mr. Renz formerly worked as the Managing Director of Mittal Steel Hamburg. Mr. Renz is a board member of Verein Deutsche Eisenhuttenleute, Wirtschaftsvereinigung Stahl and the European Iron and Steel Institute. He holds a German (bachelor's) degree in engineering.

Henk Scheffer

         Mr. Scheffer joined Mittal Steel in March 2003 as Company Secretary, and he is responsible for compliance with corporate legal requirements and supporting and facilitating Mittal Steel's board of directors. Previously, Mr. Scheffer worked at Canon for 13 years in various legal and general management positions. Mr. Scheffer holds a law degree from Rijks Universiteit Groningen
(RUG).

Louis Schorsch

         Dr. Schorsch is the President and Chief Executive Officer of Inland and has over 26 years of experience in consulting and managerial roles predominantly relating to the steel industry. Prior to joining Inland in October 2003, Dr. Schorsch held various senior positions in the consulting and e-commerce sectors. His immediate previous assignments have been as President and Chief Executive Officer of GSX.Com Inc. and Principal at McKinsey & Company, where he worked from 1985 until 2000. While at McKinsey, he was a co-leader of the firm's metals practice. Dr. Schorsch has published numerous articles in such publications as Business Week and Challenge and has also co-authored a book on steel titled "Upheaval in a Basic Industry".

PROPOSED CHANGES TO DIRECTORS AND SENIOR MANAGEMENT FOLLOWING THE ISG MERGER

         Upon completion of the ISG merger, Mr. Wilbur L. Ross, Chairman of the ISG board of directors, is expected to become a member of Mittal Steel's board of directors. Mr. Rodney B. Mott, ISG's President and Chief Executive Officer and a member of the ISG board of directors, is expected to become Chief Executive Officer of Mittal Steel's combined U.S. operations. The merger agreement and related documentation do not guarantee that Mr. Ross will serve as a director of Mittal Steel for any specified period after the merger. At the Mittal Steel extraordinary general meeting of shareholders scheduled for April 12, 2005, Mr. Malay Mukherjee and Mr. Fernando Ruiz Sahagun intend to resign as directors of Mittal Steel. Mr. Mukherjee will remain as the Chief Operating Officer of Mittal Steel and Mr. Ruiz Sahagun will become a director of Mittal Steel's U.S. subsidiary. Mr. Lewis B. Kaden has been nominated for election as a class C director of Mittal Steel at the extraordinary general meeting of shareholders for term starting on the day following the extraordinary meeting of the Company, and ending on the date of the annual general meeting of shareholders of the Company to be held in 2006.

Wilbur L. Ross

         Mr. Ross has served as the Chairman of the ISG board of directors since ISG's inception. Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position he has held since April 2000. Mr. Ross is also the Chairman and Chief Executive Officer of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, Asia Recovery Fund Co-Investment, Nippon Investment

Partners and Absolute Recovery Hedge Fund. Mr. Ross is also the general partner of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, and Absolute Recovery Hedge Fund. Mr. Ross is also Chairman of Ohizumi Manufacturing Company in Japan, Burlington Industries and Cone Mills Corporation in the United States, and Insuratex, Ltd. in Bermuda. Mr. Ross is a board member of the Turnaround Management Association, Nikko Electric Co. in Japan, Tong Yang Life Insurance Co. in Korea, and of Syms Corp., Clarent Hospital Corp., 360 Networks Corp. and News Communications Inc. in the United States. Mr. Ross is also a member of the Business Roundtable. Previously, Mr. Ross served as the Executive Managing Director at Rothschild Inc., an investment banking firm, from October 1974 to March 2000. Mr. Ross was also formerly Chairman of the Smithsonian Institution National Board.

Rodney B. Mott

         Mr. Mott has served as ISG's President and Chief Executive Officer and a member of the ISG board of directors since April 2002. Mr. Mott has over 30 years of management experience in the metals industry. He served as President and Chief Executive Officer of Pechiney Rolled Products, an aluminum rolling company and a division of Pechiney SA from January 2000 to August 2001. From 1987 to 2000 Mr. Mott held various positions with Nucor, a mini-mill steel producer, including Vice President/ General Manager of Nucor Steel, a division of Nucor, at the Blytheville, Arkansas and Berkley, South Carolina facilities. Prior to joining Nucor, Mr. Mott was Superintendent of Operations at Lone Star Steel from 1986 to 1987. He began his metals management career at U.S. Steel's Fairless Hills operation, where he held positions of increasing responsibility during a 14-year career from 1971 to 1986. Mr. Mott is also a board member of the American Iron and Steel Institute and the National Association of Manufactures.

Lewis B. Kaden

         Mr. Kaden has approximately 38 years of experience in corporate governance, dispute mediation, labor and employment law, and economic policy. He is currently a partner at the law firm of Davis Polk & Wardwell. Prior to that, Mr. Kaden served as Counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia's Center for Law and Economic Studies. He served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Directors of the Markle Foundation. He is a member of the Council on Foreign Relations and the moderator of the Business-Labor Dialogue. Mr. Kaden is a magna cum laude graduate of Harvard College and of Harvard Law School.

B.       COMPENSATION

         The total annual remuneration of the members of Mittal Steel's board of directors for 2003 and 2004 was as follows:

                                                         YEAR ENDED
                                             ----------------------------------
                                                 2003                 2004
                                             ----------------------------------
                                             (All amounts in $ thousands except
                                                    option information)
Base salary                                      3,826                4,471
Short-term performance-related bonus             1,962               11,747
Long-term incentives (number of
options)                                           -                    -

         The annual remuneration of the members of Mittal Steel's board of directors was as follows:

                                         2003          2004          2003         2004          2003          2004
                                        -----------------------------------------------------------------------------
                                                                  SHORT-TERM    SHORT-TERM    LONG-TERM     LONG-TERM
                                                                 PERFORMANCE   PERFORMANCE    NUMBER OF     NUMBER OF
                                                                    RELATED      RELATED       OPTIONS       OPTIONS
                                        -----------------------------------------------------------------------------
                                                      (All amounts in $ thousands except option information)
Lakshmi N. Mittal                       1,247         1,679            429         4,596             -             -
Aditya Mittal                             910         1,193          1,327         4,050             -             -
Vanisha Mittal Bhatia*                      -             -              -            --             -             -
Malay Mukherjee                           870           807            206         3,101             -             -
Dr. Peter Southwick**                     420             -              -             -             -             -
Narayanan Vaghul                           84           136              -             -             -             -
Ambassador Andres Rozental                 86           213              -             -             -             -
Fernando Ruiz Sahagun                      60            89              -             -             -             -
Muni Krishna T. Reddy                      84           206              -             -             -             -
Rene Lopez                                 65           148              -             -             -             -
Total                                   3,826         4,471          1,962        11,747             -             -

*Mrs. Vanisha Mittal Bhatia was elected to Mittal Steel's board of directors on December 15, 2004.

**Dr. Peter Southwick resigned from Mittal Steel's board of directors on October 1, 2003.

          The amount outstanding at December 31, 2004 in respect of loans and advances to members of Mittal Steel's board of directors was $0 million (December 31, 2003: $0 million and December 31, 2002: $0 million). In 2004, $0 million was accrued by Mittal Steel to provide pension benefits to the directors. In addition, Mittal Steel has not given any guarantees for the benefit of the members of Mittal Steel's board of directors.

         The following table provides summarized information on the options outstanding and the movements on the options granted to Mittal Steel's board of directors (in 2001, 2003 and 2004 no options were granted to members of Mittal Steel's board of directors):

------------------------------------------------------------------------------------------------------------------
                                    GRANTED IN         GRANTED IN      GRANTED IN      TOTAL (1)        WEIGHTED
                                       1999               2000             2002                          AVERAGE
                                                                                                         EXERCISE
                                                                                                          PRICE
------------------------------------------------------------------------------------------------------------------
Lakshmi N. Mittal                        80,000           80,000          80,000         240,000           $7.59
Aditya Mittal                             7,500            7,500          25,000          40,000           $5.26
Vanisha Mittal Bhatia(2)                      -                -               -               -               -
Malay Mukherjee                          40,000           40,000          50,000         130,000           $7.18
Dr.Peter Southwick(3)                    30,000           30,000          45,000         105,000           $6.83
Narayanan Vaghul                          2,000            5,000          10,000          17,000           $5.25
Ambassador Andres Rozental                    -            5,000          10,000          15,000           $4.36
Fernando Ruiz Sahagun                         -            5,000          10,000          15,000           $4.36
Muni Krishna T. Reddy                         -                -               -               -               -
Rene Lopez                                    -                -               -               -               -
Total                                   159,500          172,500         230,000         562,000           $6.94

Exercise price(4)                        $11.94            $8.57           $2.26               -               -
Term (in years)                              10               10              10               -               -
Expiration date                    September 14,    June 1, 2010   April 5, 2012               -               -
                                          2009

(1) None of the options has been exercised, except for 90,000 options granted to Dr. Peter Southwick. Dr. Southwick exercised all his vested options in 2004 and currently retains 15,000 non-vested options.

(2) Mrs. Vanisha Mittal Bhatia was elected to Mittal Steel's board of directors on December 15, 2004.

(3) Dr. Peter Southwick resigned from Mittal Steel's board of directors on October 1, 2003.

(4) All options were granted at an exercise price equal to the market value on the date of grant.

         The total annual remuneration of the senior management of Mittal Steel (including amounts paid by LNM Holdings prior to its December 17, 2004 acquisition by Ispat International to any such senior manager in his capacity as a senior manager of LNM Holdings) for 2004 was as follows: $4 million in base salary, and $4 million in short-term performance related bonus. For 2004, $1 million was accrued by Mittal Steel to provide pension benefits to its senior management. No options were granted to senior management for 2004. As of December 31, 2004, $0 million was outstanding in respect of loans and advances to senior management of Mittal Steel. The maximum amount outstanding during 2004 to senior management in respect of loans and advances was approximately $0.2 million. No interest was payable on the loans.

STOCK OPTION PLAN

         In 1999, Mittal Steel established the Mittal Steel Stock Option Plan, which is described more fully in Note 13 to the Mittal Steel's Consolidated Financial Statements. Under the terms of the Mittal Steel Stock Option Plan, Mittal Steel may grant options to senior management of Mittal Steel for up to six million Mittal Steel class A common shares (increased up to a maximum of 10 million Mittal Steel class A common shares in 2003). The exercise price of each option equals not less than the fair market value of Mittal Steel class A common shares on the date of grant, with a maximum term of 10 years. Options are granted at the discretion of Mittal Steel's board of directors or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date or, in total, upon the death, disability or retirement of the participant. All outstanding option rights exercisable in at least the current and next financial year under the Mittal Steel Stock Option Plan can be satisfied by the Mittal Steel class A common shares currently held in treasury.

         Prior to 2003, Mittal Steel accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, or Opinion 25. No stock-based employee compensation cost is reflected in 2001 and 2002 net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common shares on the date of grant.

         Effective January 1, 2003, Mittal Steel adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123, prospectively to all employee awards granted, modified, or settled after January 1, 2003. This prospective adoption of the fair value provisions of SFAS 123 is in accordance with the transitional provisions of SFAS No. 148, Accounting for Stock-Based Compensation, or SFAS 148, issued in December 2002 for recognizing compensation cost of stock options. There were no stock options granted, modified or settled during 2003 and accordingly, no compensation expense has been recognized in 2003.

         SFAS 148 also requires that if awards of stock-based employee compensation were outstanding and accounted for under the intrinsic value method of Opinion 25 for any period in which an income statement is presented, a tabular presentation is required as follows for Mittal Steel:

                                                                            YEAR ENDED DECEMBER 31
                                                           -------------------------------------------------------
                                                             2001           2002           2003           2004
                                                           -------------------------------------------------------
                                                           (All amounts in $ million except per share information)
Net income, as reported                                       $(199)           $595         $1,182         $4,701

Add: Stock-based employee compensation expense                    -               -              -              -
included in reported net income, net of related tax
effects
Deduct: Total stock-based employee compensation                   3               3              1              1
expense determined under fair value based method
for all awards, net of related tax effects

Pro forma net income                                          $(202)           $592         $1,181         $4,700

Earnings per share:

Basic and diluted -- as reported                             $(0.31)          $0.92          $1.83          $7.31

Basic and diluted - pro forma                                 (0.31)           0.92           1.83           7.31

         The fair value of each option grant of Mittal Steel class A common shares is estimated on the date of grant using Black-Scholes Model Method with the following weighted-average assumptions used:

                                                                                 YEARS OF GRANT
                                                           -------------------------------------------------------
                                                              2001           2002           2003           2004
                                                           -------------------------------------------------------

Dividend Yield                                                    -              -              -              -
Expected annualized volatility                                    -             83%             -              -
Discount rate -- Bond equivalent yield                            -           5.03%             -              -
Expected life in years                                            -              8              -              -

         The status of the Mittal Steel Stock Option Plan with respect to Mittal Steel is summarized below at December 31, 2004:

                                          NUMBER OF SHARES   WEIGHTED AVERAGE
                                                            EXERCISE PRICE ($)
                                         -------------------------------------
Opening balance as of January 1, 2002        2,202,000            $10.17
GRANTED DURING 2002                          1,349,500             2.26
Exercised
Forfeitures                                  (160,000)             7.95
Outstanding at December 31, 2002             3,391,500             7.13
GRANTED DURING 2003                              -                   -
Exercised                                     (91,166)             2.26
Forfeitures/restoration                        39,000              11.72
Outstanding at December 31, 2003             3,339,334             7.32
GRANTED DURING 2004                              -                   -
Exercised                                   (1,384,118)            7.76
Forfeitures/restoration                      (244,000)             9.07
Outstanding at December 31, 2004             1,711,216             6.72

         At December 31, 2004 the stock options granted under the Mittal Steel Stock Option Plan are exercisable as follows:

YEAR                                       OPTIONS           AVERAGE EXERCISE
                                                               PRICE ($) (1)
-------------------------------------------------------------------------------
2005                                      1,711,216               $6.72
2006                                      1,711,216                6.72
2007                                      1,711,216                6.72
2008                                      1,711,216                6.72
2009                                      1,711,216                6.72

(1) Based on exercise price of $11.94, $8.57 and $2.26 for 1999, 2000 and 2002, the respective years of the grant date.

C.       MITTAL STEEL BOARD PRACTICES

         Article 18, paragraph 1 of Mittal Steel's Articles of Association provides that its board of directors shall consist of five or more class A, class B and class C directors (and comprised at all times of one class A director and at least two class C directors). Article 18, paragraph 3 stipulates that class A directors are appointed for a period of four years starting on the day after the day of the annual general meeting of shareholders on which they are appointed and ending on the day of the annual general meeting of shareholders that will be held in the fourth year after their appointment. The same paragraph sets out that class B and class C directors are appointed for a period of one year starting on the day after the annual general meeting of shareholders on which they are appointed and ending on the day of the annual general meeting of shareholders that will be held in the next year.

CORPORATE GOVERNANCE

         In June 2001, Mittal Steel adopted corporate governance guidelines in line with best practices on corporate governance. Mittal Steel will continue to monitor diligently new, proposed and final U.S. and Dutch corporate regulatory requirements and will make adjustments to its corporate governance controls and procedures to stay in compliance with these requirements on a timely basis. Mittal Steel is committed to meeting the corporate governance mandates and requirements under applicable current and proposed SEC and New York Stock Exchange ("NYSE") listing standards and the laws of The Netherlands. There are no significant differences between Mittal Steel's current corporate governance practices and those currently required to be followed by U.S. domestic companies under the NYSE listing standards.

         The new Dutch Corporate Governance Code was published on December 9, 2003. During the Mittal

Steel annual general meeting of shareholders held on May 5, 2004, the implications of the new Dutch Corporate Governance Code were discussed with its shareholders and certain proposed changes to Mittal Steel's Articles of Association to bring them in line with the requirements of the Dutch Corporate Governance Code were approved by the shareholders. The changes to Mittal Steel's Articles of Association lowered the number of votes required to overrule a binding nomination for the appointment of a member of Mittal Steel's board of directors made by the holders of Mittal Steel class B common shares from a majority of at least two thirds of votes cast representing more than half of the issued share capital of Mittal Steel to an absolute majority of votes cast representing at least one third of the issued share capital of Mittal Steel. In addition, Mittal Steel's Articles of Association now provide that a class A director can be appointed for a maximum term of four years and cannot be appointed indefinitely as was previously permitted. Accordingly, Mittal Steel is materially in line with the requirements of the provisions of the Dutch Corporate Governance Code, in accordance with the implementation provisions. However, Mittal Steel's annual general meeting of shareholders also approved that Mittal Steel will differ from the Dutch Corporate Governance Code with regard to the separation of the posts of Chairman and Chief Executive Officer. Mittal Steel's Chairman and Chief Executive Officer will continue to be Mr. Lakshmi N. Mittal.

ROLE OF MITTAL STEEL'S BOARD OF DIRECTORS AND MANAGEMENT

          Mittal Steel's business is conducted through operating subsidiaries, which are managed by their board of directors and headed by the subsidiary's CEO/President. Mittal Steel's board of directors and the senior corporate management provide the oversight to enhance the value to the stakeholders.

DIRECTOR INDEPENDENCE

         As per the criteria laid down by Mittal Steel's board of directors, directors will be considered "independent" if they do not have a material relationship with Mittal Steel. Mittal Steel's board of directors currently consists of nine directors, of whom Messrs. Rene Lopez, Fernando Ruiz Sahagun, Muni Krishna T. Reddy and Narayanan Vaghul and Ambassador Andres Rozental are independent under Mittal Steel's independence criteria and the NYSE listing standards. These directors constitute a majority of Mittal Steel's board of directors. A firm of tax lawyers, of which Mr. Fernando Ruiz Sahagun is a partner, renders advice to Mittal Steel and some of its group companies. On the basis of Dutch corporate governance rules Mr. Fernando Ruiz Sahagun would as a result not be considered as "independent". However, the board of directors has determined that this relationship would not impede Mr. Fernando Ruiz Sahagun's ability to act as an independent director. Mr. Fernando Ruiz Sahagun does not serve on any committees of Mittal Steel's board of directors. Mr. Kaden, who will be nominated as a director at the extraordinary general meeting of shareholders scheduled for April 12, 2005, would be considered independent under Mittal Steel's independence criteria, the Dutch Corporate Governance Code and the NYSE listing standards.

FUNCTION OF MITTAL STEEL'S BOARD OF DIRECTORS

         As per Mittal Steel's Corporate Governance guidelines, Mittal Steel's board of directors are responsible for the stewardship of Mittal Steel and assume responsibility for the adoption of a corporate strategy; monitoring of risk and control; succession planning including appointing, training and monitoring of senior management personnel; maintaining an investor relations program for Mittal Steel; ensuring the integrity of Mittal Steel's internal control and management information system; and setting a remuneration policy that incorporates appropriate performance hurdles. Mittal Steel's board of directors and each of its committees also have the power to hire independent advisors as they deem necessary.

QUALIFICATION

         Directors should possess the highest personal and professional ethics and integrity, and be committed to representing the interests of the stakeholders. Mittal Steel's directors possess experience in managing large companies and contribute towards the protection of the stakeholders interests in Mittal Steel through expertise in their respective fields. All directors bring an independent judgment to bear on issues of strategy, performance, resources and standards of conduct.

SIZE OF MITTAL STEEL'S BOARD OF DIRECTORS AND SELECTION PROCESS

         All directors are subject to election by the shareholders. The names of directors submitted for election shall be accompanied by sufficient biographical details to enable shareholders to make an informed decision on their election. Each time a member of Mittal Steel's board of directors is to be appointed, the meeting of holders of Mittal Steel class B common shares may make a binding nomination. A binding nomination can be overruled by a shareholders' resolution passed by an absolute majority of votes cast representing at least one third of the issued share capital of Mittal Steel. Mittal Steel's board of directors currently consists of nine members, which is considered reasonable given the size of Mittal Steel. All members of Mittal Steel's board of directors, except for Messrs. Lakshmi N. Mittal and Aditya Mittal and Mrs. Vanisha Mittal Bhatia (who as class A directors only stand for re-election once every four years), will next be considered for re-appointment at the annual general shareholders meeting in 2005. At the extraordinary general meeting of shareholders, Mr. Mukherjee and Mr. Ruiz Sahagun intend to resign as directors of Mittal Steel. Mr. Mukherjee will remain as the Chief Operating Officer of Mittal Steel and Mr. Ruiz Sahagun will become a director of Mittal Steel's U.S. subsidiary. Mr. Kaden has been nominated for election as a class C director of Mittal Steel at the extraordinary general meeting of shareholders scheduled for April 12, 2005 for a term starting on the day following this extraordinary general meeting and ending on the date of the annual general meeting of shareholders of the Company to be held in 2006. Mr, Ross has been nominated for election as a class C director of Mittal Steel for a term commencing on the day following completion of the proposed merger with ISG and ending on the date of the annual general meeting of shareholders of the Company to be held in 2006.

         During 2003, Dr. Peter Southwick, one of the class B directors, resigned from Mittal Steel's board of directors. Dr. Southwick continues to be employed by one of Mittal Steel's subsidiaries.

BOARD COMMITTEES

         Mittal Steel's board of directors has established the following committees to assist the board of directors in discharging its responsibilities:
(i) Audit; (ii) Remuneration; and (iii) Nomination.

BOARD AGENDA

         The items placed before Mittal Steel's board of directors include, among others, strategic plans of Mittal Steel; annual operating plans and budgets and any updates; capital budgets and any updates; quarterly results for Mittal Steel and its strategic business units; minutes of Audit Committee and other committee meetings; the information on recruitment and remuneration of senior management; environment, health and safety related matters; risk management policy of the group and such other matters considered important for the oversight of Mittal Steel's board of directors.

ETHICS AND CONFLICT OF INTEREST

         Ethics and conflicts of interest are governed by the Code of Business Conduct adopted by Mittal Steel. The Code of Business Conduct sets out standards for ethical behavior, which are to be followed by all employees and directors of Mittal Steel in the discharge of their duties. They must always act in the best interests of Mittal Steel and must avoid any situation where their personal interests conflict, or could conflict with their obligations toward Mittal Steel. As employees, they must not acquire any financial or other interest in any business or participate in any activity that could deprive Mittal Steel of the time or the scrupulous attention that they need to devote to the performance of their duties. Any behavior that deviates from Mittal Steel's Code of Business Conduct is to be reported to the employee's supervisor, a member of the management, the head of the legal department or the head of the internal audit/ internal assurance department.

         Mittal Steel's Code of Business Conduct is available on Mittal Steel's website at http://www.mittalsteel.com.

SEPARATE MEETING OF NON-EXECUTIVE DIRECTORS

          The non-executive directors of Mittal Steel regularly schedule meetings without the presence of management. There is no minimum number of meetings that the non-executive directors must hold per year. During 2004, the non-executive directors of Mittal Steel held four meetings separate from the executive directors. The presiding independent director at each of these meetings is chosen at the meeting.

COMMUNICATIONS WITH THE BOARD

         Mittal Steel's board of directors has established a process through Mittal Steel's website at http://www.mittalsteel.com by which a shareholder or any other person may send communications directly to the board of directors.

MITTAL STEEL AUDIT COMMITTEE

         The primary function of the Mittal Steel Audit Committee is to assist Mittal Steel's board of directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by Mittal Steel to any governmental body or the public; Mittal Steel's system of internal control regarding finance, accounting, legal compliance and ethics that the management and Mittal Steel's board of directors have established and Mittal Steel's auditing, accounting and financial reporting processes generally.

         The Audit Committee's primary duties and responsibilities are to serve as an independent and objective party to monitor Mittal Steel's financial reporting process and internal controls system; review and appraise the audit efforts of Mittal Steel's independent accountants and internal auditing department; provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department and Mittal Steel's board of directors. It is responsible for approving the appointment and fees of the independent auditors. It is also responsible for monitoring the independence of the external auditors.

AUDIT COMMITTEE MEMBERS

         The Audit Committee consists of three directors: Messrs. Narayanan Vaghul and Muni Krishna T. Reddy and Ambassador Andres Rozental, all of whom are independent under Mittal Steel's Corporate Governance guidelines, the New York Stock Exchange standards as well as the Dutch Corporate Governance Code. The Chairman of the Audit Committee is Mr. Narayanan Vaghul, who has significant experience and financial expertise. Mr. Vaghul is the Chairman of ICICI Bank, a company that is listed on the New York Stock Exchange and the Mumbai Stock Exchange. Mr. Reddy and Ambassador Andres Rozental also have considerable experience in managing companies' affairs.

CHARTER AND MEETINGS

         Mittal Steel's Audit Committee charter is available on Mittal Steel's website at http://www.mittalsteel.com. The Audit Committee, which is required to meet at least four times a year, met nine times during 2004. Of these meetings, six were physical meetings and three were teleconference meetings.

PROCESS FOR HANDLING COMPLAINTS ABOUT ACCOUNTING MATTERS

         As part of the procedures of Mittal Steel's board of directors for receiving and handling complaints or concerns about Mittal Steel's financial accounting, internal controls and auditing issues, Mittal Steel's Code of Business Conduct encourages all employees to bring such issues to the Audit Committee's attention. Concerns relating to accounting or auditing matters may be communicated through the Mittal Steel website at http://www.mittalsteel.com. Employees reported no significant complaints of this nature during 2004.

INTERNAL AUDIT/INTERNAL ASSURANCE

      Mittal Steel has an Internal Audit function. The function is under the responsibility of the Director -- Internal Assurance, who reports to the Audit Committee. The function is staffed by full time professional staff located at each of the principal operating subsidiaries and at the corporate level. Recommendations and matters relating to internal control and processes are made by the Internal Audit function, and their implementation is regularly reviewed by the Audit Committee.

EXTERNAL AUDITORS' INDEPENDENCE

         The appointment and determination of fees of the external auditors is the direct responsibility of the Audit Committee. The Audit Committee is further responsible for obtaining annually a written statement from the external auditors that their independence has not been impaired. Mittal Steel's current principal external auditors, Deloitte Accountants B.V., have informed Mittal Steel of their intention to rotate their lead and engagement partners in line with the new U.S. regulatory requirements in 2004 and 2005, respectively. The Audit Committee has obtained a confirmation from the principal external auditors that none of their former employees are in a position with Mittal Steel, which may impair their independence.

MITTAL STEEL REMUNERATION COMMITTEE

CHARTER AND MEETINGS

               The Mittal Steel Remuneration Committee is comprised of three independent directors. The purpose of having a Remuneration Committee consisting exclusively of directors who are independent of management is to have members who are free of any business or other relationship, which could interfere with the exercise of their independent judgment. Mittal Steel's board of directors has established the Remuneration Committee to determine on their behalf and on behalf of the shareholders within agreed terms of reference, Mittal Steel's framework of remuneration and compensation, including stock options for executive members of Mittal Steel's board of directors, the Chief Financial Officers, and the Chief Executive Officers of operating subsidiaries and designated senior management at the corporate level. The Remuneration Committee is required to meet at least twice a year and met three times in 2004.

         The charter of the Remuneration Committee is available on Mittal Steel's website at http://www.mittalsteel.com.

REMUNERATION COMMITTEE MEMBERS

         The Mittal Steel Remuneration Committee consists of three directors:
Mr. Narayanan Vaghul, Ambassador Andres Rozental and Mr. Rene Lopez, all of whom are independent. The Chairman of the Remuneration Committee is Ambassador Andres Rozental.

REMUNERATION PRINCIPLES

         The Mittal Steel Remuneration Committee's principal responsibility in compensating executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value. None of the members of Mittal Steel's board of directors currently has entered into any contracts with Mittal Steel or any of its subsidiaries that provide benefits upon termination of employment. The Remuneration Committee reviews the remuneration of executive members of Mittal Steel's board of directors, the Chief Financial Officers, and the Chief Executive Officers of operating subsidiaries and designated senior management at the corporate level.

MITTAL STEEL NOMINATION COMMITTEE

CHARTER AND MEETINGS

         Mittal Steel has a Nomination Committee comprised exclusively of three independent directors. The Nomination Committee elects its Chairman and members of the Nomination Committee are appointed and can be removed by Mittal Steel's board of directors. The Nomination Committee is required to meet at least twice a year and met three times in 2004.

         The charter of the Nomination Committee is available on Mittal Steel's website at http://www.mittalsteel.com.

NOMINATION COMMITTEE MEMBERS

         The Mittal Steel Nomination Committee consists of three directors:
Narayanan Vaghul, Muni Krishna T. Reddy and Ambassador Andres Rozental, all of whom are independent. Ambassador Andres Rozental is the Chairman of the Nomination Committee.

FUNCTION OF THE NOMINATION COMMITTEE

         The Mittal Steel Nomination Committee will at the request of Mittal Steel's board of directors, consider any appointment or reappointment to Mittal Steel's board of directors. It will provide advice and recommendations to Mittal Steel's board of directors on such appointment. The Nomination Committee is also responsible for developing, monitoring and reviewing corporate governance principles applicable to Mittal Steel.

D.       EMPLOYEES

         Mittal Steel had approximately 164,000 employees as of December 31, 2004.

         The table below sets forth the breakdown of the total year-end number of employees by geographical region for the past three years.

                                                   YEAR ENDED
                                        ---------------------------------
REGION                                    2002         2003          2004
-------------------------------------------------------------------------
Americas                                10,971       10,414         9,713
Europe                                   4,672       41,816        79,278
Rest of World                           64,007       64,093        75,402
Total                                   79,650      116,323       164,393

         In general, Mittal Steel has a good relationship with its employees and with the labor unions.

         Inland is currently negotiating a new labor agreement with the United Steelworkers of America, as the previous agreement expired on July 31, 2004. Under the terms of the previous agreement, both parties agreed to negotiate a successor agreement without resorting to strikes or lockouts. In addition, both parties agreed that open issues would be submitted to binding arbitration and that the successor agreement will be based on the agreements currently in place at other domestic integrated steel producers. In the light of Mittal Steel's proposed merger with ISG, the arbitration procedure was postponed, and the parties agreed that the current ISG Collective Bargaining Agreement would be adopted with negotiated adjustments for circumstances particular to Inland. Negotiations are ongoing and it is expected that a final agreement, that requires union membership ratification, will be reached shortly.

E.       SHARE OWNERSHIP

         As of December 31, 2004, the aggregate beneficial share ownership of Mittal Steel directors and senior management (19 individuals) is 403,268 Mittal Steel class A common shares (excluding shares owned by Mittal Steel's controlling shareholder and including options to acquire 299,668 Mittal Steel class A common shares that are exercisable within 60 days of December 31, 2004), being 0.06% of the total issued share capital of Mittal Steel. Excluding options to acquire Mittal Steel class A common shares, these 19 individuals own 103,600 Mittal Steel class A common shares. See "Item 7 -- Major Shareholders and Related Party Transactions". The percentage of total common shares in the possession of the controlling shareholder (including the treasury stock) has risen from 81.54% prior to December 17, 2004 to 96.98% after that date as a result of the LNM Holdings acquisition. The number of options granted to directors and senior management in 2002 was 596,500 at an exercise price of $2.26. No options were granted during 2001, 2003 and 2004. These options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant. The option term expires 10 years after the grant date.

         In accordance with the new Dutch Corporate Governance Code, independent non-executive members of Mittal Steel's board of directors will no longer receive any share options.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         As at December 31, 2004, the authorized common shares of Mittal Steel consisted of 5,000,000,000 class A common shares, par value of EUR0.01 per share, and 721,500,000 class B common shares, par value of EUR0.10 per share. At December 31, 2004, 194,509,790 class A common shares and 457,490,210 class B common shares were issued and 185,284,650 (2003: 189,247,282) class A common shares (excluding treasury shares) and 457,490,210 (2003: 457,490,210) class B common shares were outstanding.

         The preference and relative rights of the Mittal Steel class A common shares and Mittal Steel class B common shares are substantially identical except for disparity in voting power and conversion rights. Holders of Mittal Steel class A common shares are entitled to one vote per share and holders of Mittal Steel class B common shares are entitled to 10 votes per share on all matters submitted to a vote of shareholders. Each Mittal Steel class B common share is convertible, at the option of the holder, into one Mittal Steel class A common share.

         The following table sets forth information as of December 31, 2004 with respect to the beneficial ownership of Mittal Steel class A common shares and Mittal Steel class B common shares by each person who is known to be the beneficial owner of more than 5% of either class of shares, and all directors and senior management as a group.

                                 MITTAL STEEL CLASS A        MITTAL STEEL CLASS B        TOTAL COMMON SHARES
                                  COMMON SHARES (1)             COMMON SHARES                    (1)
                              --------------------------------------------------------------------------------
                                 NUMBER      % OF CLASS      NUMBER      % OF CLASS      NUMBER     % OF TOTAL
                              -----------    ----------      ------      ----------      ------     ----------
Controlling Shareholder (2)   166,048,123      85.37%     457,490,210       100%      623,538,333      95.63%

Treasury Stock (3)            8,802,397(4)      4.53            --            --       8,802,397        1.35
Other Public
Shareholders                   19,659,270      10.10            --            --       19,659,270       3.02
Total                         194,509,790     100.00%     457,490,210       100%      652,000,000     100.00%
Directors and Senior            403,268(6)(7)   0.21%           --            --         403,268(6)(7)  0.06%
Management (5)

(1) For purposes of this table a person or group of persons is deemed to have beneficial ownership of any Mittal Steel class A common shares as of a given date which such person or group of persons has the right to acquire within 60 days after December 31, 2004 upon exercise of vested portions of stock options. The remaining non-vested stock options will be vested on April 5, 2005. The amounts in the table do not include the number of Mittal Steel class A common shares to be received upon conversion of the Mittal Steel class B common shares.

(2) Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, together control Mittal Steel through direct ownership of Mittal Steel class A common shares and through indirect ownership of holding companies that own both Mittal Steel class A common shares and Mittal Steel class B common shares. Ispat International Investments S.L. is the owner of 26,100,000 Mittal Steel class A common shares and 72,150,000 Mittal Steel class B common shares. As a result, Ispat International Investments S.L. is the beneficial owner of 98,250,000 class A common shares (assuming conversion of the Mittal Steel class B common shares into Mittal Steel class A common shares). Mittal Steel S.a.r.l., a limited liability company organized under the laws of Luxembourg, is the owner of 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal class B common shares. As a result, Mittal Steel S.a.r.l. is the beneficial owner of 525,000,000 Mittal Steel class A common shares (assuming conversion of the Mittal Steel class B common shares into Mittal Steel class A common shares). Mr. Mittal is the direct owner of 30,000 Mittal Steel class A common shares and holds options to acquire an additional 240,000 Mittal Steel class A common shares of which 213,333 are, for the purposes of this table, deemed to be beneficially owned by Mr. Mittal due to the fact that those options are exercisable within 60 days. Mrs. Mittal is the direct owner of 5,000 Mittal Steel class A common shares and holds options to acquire an additional 40,000 Mittal Steel class A common shares of which all 40,000 options are, for the purposes of this table, deemed to be beneficially owned by Mrs. Mittal due to the fact that those options are exercisable within 60 days. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of Ispat International Investments S.L. and share equally beneficial ownership of 100% of Mittal Steel S.a.r.l. Accordingly, Mr. Mittal is the beneficial owner of 623,493,333 Mittal Steel class A common shares and Mrs. Mittal is the beneficial owner of 623,295,000 class A common shares (in each case, assuming conversion of the Mittal Steel class B shares into Mittal Steel class A common shares). Excluding options and assuming no conversion of the Mittal Steel class B common shares into Mittal Steel class A common shares, Mr. Lakshmi Mittal and Mrs. Usha Mittal, together directly and indirectly through intermediate holding companies, own 165,794,790 Mittal Steel class A common shares and 457,490,210 Mittal Steel class B common shares.

(3) Represents Mittal Steel class A common shares repurchased by Mittal Steel pursuant to the previously announced share repurchase programs of Mittal Steel.

(4) Consisting of 5,300,000 Mittal Steel class A common shares repurchased in the year ended December 31, 2004, 2,263,000 Mittal Steel class A common shares repurchased in fiscal year ended December 31, 2003, 139,200 Mittal Steel class A common shares repurchased in fiscal year ended December 31, 2002, 368,000 Mittal Steel class A common shares repurchased in fiscal year ended December 31, 2001, 242,600 Mittal Steel class A common shares repurchased in fiscal year ended December 31, 2000, 5,358,200 Mittal Steel class A common shares repurchased in the fiscal year ended December 31, 1998 and 1,458,960 Mittal Steel class A common shares repurchased in the fiscal year ended December 31, 1997 and excluding 253,140 Mittal Steel class A common shares awarded to certain senior executives of Mittal Steel, 23,532, 2,117,781 and 2,081,833 Mittal Steel class A common shares issued to Inland's pension fund in 2003, 2002 and 2001 respectively, and 91,166 Mittal Steel class A common shares for options exercised under Mittal Steel's pension plan during 2003 and excluding 1,374,951 Mittal Steel class A common shares for options exercised between December 31, 2003 and December 31, 2004, excluding 299,668 stock options that can be exercised by directors and senior management (other than the controlling shareholder) and excluding 253,333 stock options that can be exercised by the controlling shareholder, in each case within 60 days of December 31, 2004.

(5) Excludes shares beneficially owned by the controlling shareholder.

(6) These 403,268 Mittal Steel class A common shares are included in shares owned by public shareholders indicated above.

(7) During 1998, Mittal Steel awarded 198,750 common shares to certain senior management of Mittal Steel in connection with Mittal Steel's initial public offering undertaken in 1997 and also awarded 54,390 common shares to certain senior executives as bonus shares in connection with Mittal Steel's stock bonus plan.

         The Mittal Steel class A common shares may be held in registered form or bearer form, as the holder may elect. Registered shares may consist of either shares traded on the NYSE, or New York Shares, which are registered in a register kept by or on behalf of Mittal Steel by its New York transfer agent, or shares traded on Euronext Amsterdam N.V. ("Euronext Amsterdam"), which are registered in a register kept by or on behalf of Mittal Steel by its Dutch transfer agent. Shares in registered form may be evidenced by certificates.

         At December 31, 2004, there were 60 U.S. record holders holding an aggregate of 27,824,355 New York Shares, representing 15% of the class A common shares issued (including treasury shares). Mittal Steel's knowledge of the number of New York Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered Mittal Steel class A common shares.

         At December 31, 2004, there were 926,645 of the Mittal Steel class A common shares being held in The Netherlands. Mittal Steel cannot present the number of holders in The Netherlands because all of the shares are held as bearer shares.

VOTING RIGHTS

         As of December 31, 2004, Mittal Steel's controlling shareholder owned directly and indirectly through holding companies 165,794,790 Mittal Steel class A common shares (approximately 89.5% of the issued and outstanding class (save for class A common shares held in treasury)) and 457,490,210 Mittal Steel class B common shares (100% of the issued and outstanding class), representing approximately 99.6% of the combined voting interest in Mittal Steel. On completion of the acquisition of LNM Holdings on December 17, 2004, 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal Steel class B common shares were issued to an intermediate holding company owned by the controlling shareholder. Prior to the recent completion of the acquisition of LNM Holdings, the controlling shareholder owned 26,135,000 Mittal Steel class A common shares (approximately 57.5% of the then issued and outstanding class (save for class A common shares held in treasury)) and 72,150,000 Mittal Steel class B common shares (100% of the then issued and outstanding class), representing approximately 97.5% of the then combined voting interest in Mittal Steel.

         The controlling shareholder, by virtue of its indirect ownership of Mittal Steel class B common shares, indirectly has the right to make binding nominations for the appointment of all members of Mittal Steel's board of directors and to determine the outcome of any action requiring shareholder approval. In addition, the controlling shareholder will have the ability, by virtue of its indirect ownership of Mittal Steel class B common shares, to prevent or cause a change in control of Mittal Steel and its subsidiaries.

CONVERSION: RESTRICTION ON TRANSFERS

         Under Mittal Steel's Articles of Association, each Mittal Steel class B common share is convertible at any time and from time to time at the option of the holder thereof into one Mittal Steel class A common share. However, the conversion of a Mittal Steel class B common share into a Mittal Steel class A common share is a reduction of the issued share capital of Mittal Steel under the laws of The Netherlands and requires approval by the shareholders. In addition, the conversion of a Mittal Steel class B common share into a Mittal Steel class A common share will result in a reduction of the votes of the holder from 10 to one. The Mittal Steel class A common shares have no conversion rights.

B.       RELATED PARTY TRANSACTIONS

         Mittal Steel engages in certain commercial and financial transactions with affiliated companies and/or joint ventures (such as I/N Tek, I/N Kote, Empire Iron Mining Partnership, PCI Associates, WDI, Pena Colorada, Sersiin, Sorevco, Polski Koks and Macsteel International Holdings B.V. (both since 2004), and Orind International/Orind Refractories. Many of these transactions are pursuant to joint venture and partnership agreements.

         Mittal Steel also engages in certain commercial transactions with individuals and companies that are related to certain directors, directly or indirectly, (such as Lindsay International, Alkharsh International, Glacier Trade Centre, Dalijita Investments, Chevez Ruiz Zamarripa, LK Advisors, Dhamm Steel Services, Mr. A.K. Hada and P.T. Ispat Indo).

         P.T. Ispat Indo, an indirect wholly owned subsidiary of the controlling shareholder, has entered into a management services agreement with Mittal Steel pursuant to which P.T. Ispat Indo pays fees to Mittal Steel as compensation for management services as and when services are rendered by Mittal Steel. Mittal Steel also charges fees to P.T. Ispat Indo for usage of the "Ispat" trade mark. Mittal Steel also supplies direct reduced iron to P.T. Ispat Indo/Glacier Trade Centre.

         Please refer to Note 7 of the Mittal Steel Consolidated Financial Statements.

         Other than the foregoing and in connection with the recently completed acquisition of LNM Holdings, Mittal Steel declares that, to the best of its knowledge, no member of its board of directors has an interest with regard to transactions effected by Mittal Steel, that are unusual as to their nature and to their terms and conditions in the course of the last and current financial year.

         In addition, except as otherwise referred to in this section, Mittal Steel declares that, to the best of its knowledge, between members of its board of directors on the one hand, including (i) legal entities (other than Mittal Steel) or businesses in which they, directly or indirectly, hold 5% or more of the shares or interest and (ii) their close family members, and Mittal Steel on the other hand, no transactions or agreements (excluding employment agreements) currently exist.

NON-COMPETITION AGREEMENT

         Pursuant to the LNM Holdings acquisition agreement, Mr. Lakshmi N. Mittal has entered into a non-competition agreement with Mittal Steel. Pursuant to the non-competition agreement, Mr. Lakshmi N. Mittal has agreed, for a period commencing upon the completion of the LNM Holdings acquisition agreement (December 17, 2004) and expiring June 30, 2007, not to, without the consent of Mittal Steel's Audit Committee, directly or indirectly acquire an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as an officer, employee, partner, shareholder, consultant or otherwise, any person anywhere in the world that engages in the business of manufacturing, producing or supplying iron ore, coke, iron, steel or iron or steel products, hereinafter referred to as a "Competitor". The non-competition agreement contains certain exceptions relating to limited lending on the part of Mr. Lakshmi N. Mittal. The non-competition agreement further provides that ownership of securities having no more than five percent of the outstanding voting power of any Competitor that is listed on any national securities exchange anywhere in the United States, Canada or Europe or 10% of the outstanding voting power of any Competitor that is listed on a national securities exchange anywhere else in the world, will not be deemed to be in violation of the non-competition agreement, so long as Mr. Lakshmi N. Mittal does not have any other connection or relationship with such Competitor. In addition, Mittal Steel will not be deemed to be a Competitor under the non-competition agreement, and PT. Ispat Indo will not be deemed to be a Competitor so long as PT. Ispat Indo does not (i) own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or become connected with, as a partner, shareholder, consultant or otherwise, any Competitor carrying on business outside Indonesia (provided that PT. Ispat Indo may own an equity interest in any joint venture so long as PT. Ispat Indo's direct and indirect equity or partnership interest therein does not exceed 20% and is not the largest equity or partnership interest therein) or (ii) own, manage or operate any material assets located outside Indonesia and relating to the business of manufacturing, producing or supplying iron ore, coke, iron, steel, or iron or steel products.

SHAREHOLDER'S AGREEMENT

         The controlling shareholder and Mittal Steel, have entered into a shareholder and registration rights agreement (the "Shareholder's Agreement"). Pursuant to the Shareholder's Agreement, no person holding record or beneficial ownership of class B common shares may transfer (as defined in the Shareholder's Agreement) such class B common shares, except to a permitted transferee ("Permitted Transferee"). A Permitted Transferee means: (i) Mr. Lakshmi N. Mittal; (ii) his parents, spouse, children (natural or adopted), grandchildren or other issues; (iii) trusts the primary beneficiaries of which are any of the foregoing persons or any charitable organization designated by any of them, which trusts are controlled, directly or indirectly, by any of the persons under clause (i), (ii) or (v); (iv) corporations, partnerships, limited liability companies and other persons if at least 80% of the economic interest in any such person is owned by any of the persons under clause (i) and (ii) or any charitable organization designated by any of them; and (v) in the case of any person in clause (i) and (ii), the heirs, executors, administrators or personal representatives upon the death of such person or upon the incompetence or disability of such person for the purposes of the protection and management of such individual's assets. The Shareholder's Agreement further provides that if at any time a record or beneficial holder of class B common shares ceases to be a Permitted Transferee, such holder (i) will not be entitled to exercise the voting rights attached to such class B common shares and (ii) will notify the Board of Directors that it is no longer a Permitted Transferee, which notification shall be deemed to be a request to convert such class B common shares into class A common shares. Notwithstanding the foregoing, if at any time a holder of class B common shares enters into a contract to transfer to a person that is not a Permitted Transferee (a "Non-Permitted Transferee") a number of class A common shares equivalent to that which would result from the conversion of all or a portion of such holder's class B common shares and thereafter such conversion is opposed by creditors of Mittal Steel in accordance with applicable Dutch law, which opposition has not been finally determined within six months after the commencement thereof, such holder shall be free to transfer its class B common shares to such Non-Permitted Transferee. By its terms, the Shareholder's Agreement may not be amended, other than for manifest error, except by approval of a majority of the class A common shareholders (other than the controlling shareholder and Permitted Transferees) at a general shareholders' meeting.

C.       INTEREST OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See Item 19 for a list of financial statements filed under Item 18.

EXPORT SALES

      Management considers our steel operations to be a single business segment. Because Mittal Steel has no operations in its home country of the Netherlands, all of its sales are considered to be foreign sales. Annual sales to single individual customer did not exceed 10% of Sales in any of the periods presented.

LEGAL PROCEEDINGS

      In addition to the matters discussed below, Mittal Steel is party to various legal actions arising in the ordinary course of business. Mittal Steel does not believe that the adverse determination of any such pending routine litigations, either individually or in the aggregate, will have a material adverse effect on its results of operations, financial condition or cash flows.

AMERICAS

      In 1990, Inland was party to a lawsuit filed by the EPA under the RCRA. In 1993, Inland entered into the EPA Consent Decree, which, among other things, requires the investigation and remediation of the Indiana Harbor Works. At December 31, 2004, Inland's reserves for environmental liabilities totaled $37 million including $28 million concerning the EPA Consent Decree, $22 million of which is related to sediment remediation and $6 million is related to certain other currently ongoing environmental matters under the EPA Consent Decree. At this time, it is not possible to accurately predict, beyond the currently established reserve, the amount of Inland's potential environmental liabilities.

              In October 1996, Inland was identified as a potentially responsible party due to alleged releases of hazardous substances from its Indiana Harbor Works facility and was notified of the Natural Resource Damages Act, or the NRDA, trustees' intent to perform an environmental assessment on the Grand Calumet River and Indiana Harbor Canal System. A form of consent decree was negotiated, and issued as a final order of the court in January 2005 under which Inland will pay approximately $8.2 million over four years. Although Inland has taken an accounting reserve on this matter for approximately $8.7 million, Inland currently believes that, as a result of related ongoing negotiations with the EPA, Inland will be able to reduce the amount of the separate $28 million environmental reserve established concerning Inland's EPA Consent Decree by approximately $7 million to $9 million.

      On September 15, 2003, Inland entered into a settlement agreement with Ryerson Tull, pursuant to which Ryerson Tull paid Inland $21 million to release Ryerson Tull from various environmental and other indemnification obligations arising out of the sale by Ryerson Tull of Inland to Ispat International in 1998. The $21 million received from Ryerson Tull was paid into Inland's pension plan, and went to reduce the amount of a Ryerson Tull guaranty/letter of credit provided to the PBGC upon the sale of Inland. Inland also agreed with Ryerson Tull to, among other things, make specified monthly contributions to Inland's pension plan totaling $29 million over the 12-month period beginning January 2004, thereby eliminating, by the end of such year, the obligation of Ryerson Tull to provide the continuing guaranty and letter of credit to the PBGC, which guaranty/letter of credit Inland had previously committed to take all necessary action to eliminate. On September 15, 2004, Inland contributed the remaining $29 million. In addition, Inland committed to reimburse Ryerson Tull for the cost of the letter of credit to the PBGC and to give Ryerson Tull one-third of any proceeds that may become payable in connection with the NRDA settlement under an environmental insurance policy.

      In January 2005, Inland received a third party complaint by Alcoa Incorporated alleging that Inland is liable as successor to the interests of Hillside Mining Co., or Hillside, a company that Inland acquired in 1943, operated until the late 1940s and then sold the assets of in the early 1950s. It is alleged in the complaint that since Hillside was operating in the area at the same time as Alcoa, if Alcoa is found to be liable in the original suit that was filed against it by approximately 340 individuals who live in the Rosiclare area of southern Illinois, then Inland should also be found liable, and there should be an allocation to Inland of the amount that would be owed to the original plaintiffs. Those original plaintiffs are alleging that the mining and processing operations allowed the release of fluorspar, manganese, lead and other heavy metal contaminants, causing unspecified personal injury and property damage. Inland has also been identified as a potentially responsible party by the Illinois Environmental Protection Agency in connection with this matter. Inland has requested further information from the Illinois Environmental Protection Agency regarding their potential claim. Until such time as this matter is further developed, management is not able to estimate reasonably possible losses, or a range of such losses, the amounts of which may be material in relation to Mittal Steel's financial position, results of operations and cash flows. Inland intends to defend itself fully in these matters.

      In September 2003, the owners of a bulk cargo vessel commenced arbitration proceedings against Mittal Steel Point Lisas and an affiliate in connection with the loss of the vessel, which had been carrying a cargo of direct reduced iron supplied by Mittal Steel Point Lisas from Trinidad to Indonesia. Mittal Steel is unable to estimate the amount of liability, if any, arising from these proceedings. In October 2004, Mittal Steel provided cash security of $9.4 million in accordance with a court order. The parties are at present preparing submissions as part of the arbitration process.

      In March 2004, a group of residents in Nova Scotia brought a potential class action in the Supreme Court of Nova Scotia against various parties, including Mittal Canada, alleging various torts for damage allegedly caused by the steel plant and coke ovens formerly owned and occupied by Dominion Steel and Coal Corporation from 1927 to 1967. Mittal Steel acquired Mittal Canada in 1994 and the plaintiffs are attempting to establish that Mittal Canada thereby assumed the liabilities of the former occupiers. The plaintiffs are now seeking to have the claim approved as a class action, though the court has not yet issued a decision on this matter. Mittal Canada intends to file preliminary motions to set aside this claim at an early stage. Mittal Steel is currently unable to assess the outcome of these proceedings or the amount of Mittal Canada's potential liability, if any.

EUROPE

      In May 2003, the Irish government commenced proceedings against Mittal Steel Lazaro Cardenas and Mittal Steel, claiming certain environmental cleanup costs relating to the site of Irish Ispat Limited (subsidiary of Mittal Steel Company N.V.), which was closed in 2001. In April 2004, the Irish government filed a Notice of Discontinuance of its claim against Mittal Steel and served its Statement of Claim against Mittal Steel Lazaro Cardenas in May 2004. In October 2004, Mittal Steel Lazaro Cardenas served a Request for Further and Better Particulars of Statement of Claim. In February 2005, the court dismissed the claim with no order for costs.

      In 1994, the European Commission raised claims of EUR47 million for repayment by DSG Dradenauer Stahlgesellschaft GmbH, or DSG, a former subsidiary of Mittal Steel, of loan amounts alleged to qualify as improper subsidies from the City of Hamburg. In April 2002, the European Court of Justice decided that the loan was an unauthorized subsidy under European Community law. DSG stated that the loan had been fully repaid. At first instance, the court in Hamburg, Germany confirmed the position of DSG. However, in April 2004, the High Court in Hamburg ruled that DSG is obliged to pay DM 1 million (EUR0.5 million) to the City of Hamburg. DSG is appealing this decision. Mittal Steel cannot predict the final outcome of these proceedings. In August 2004, DSG filed for bankruptcy and a receiver was appointed by the court. In August 2002, DSG was sold and consequently is no longer a subsidiary of Mittal Steel.

      In late 2002, three subsidiaries of Mittal Steel (Trefileurope, Trefileurope Italia S.r.l. and Fontainunion S.A.), along with other European manufacturers of pre-stressed wire and strands steel products, received notice from the European Commission that it was conducting an investigation into possible anti-competitive practices by these companies. Mittal Steel and its subsidiaries are cooperating fully with the European Commission in this investigation. The European Commission can impose fines (up to a maximum of 10% of annual revenues) for breaches of EU competition law. Mittal Steel is currently unable to assess the ultimate outcome of the proceedings before the European Commission or the amount of any fines that may result. As the alleged anti-competitive activities would have taken place in large part prior to the acquisition of the subsidiaries, Mittal Steel has notified the previous owners that it will seek indemnification for costs resulting from the investigation.

      Sidex International Plc., or SIP, a joint venture that Mittal Steel Galati formed with Balli Steel Plc in 1997, in 2002 raised a claim of approximately $48 million for non delivery of steel by Mittal Steel Galati from 1998 onwards as well as interest, damages and costs. Mittal Steel Galati disputes this claim and has brought a counterclaim for non payment by SIP plus damages, interest and costs, in a total amount exceeding the amount of the claim raised by SIP. The Arbitration decision is expected in the second quarter of 2005. Mittal Steel expects to be fully indemnified from a third party in respect of the claim if a definite and irrevocable decision is made in favor of SIP by a competent court or arbitration tribunal.

      Since 2001, Mittal Steel Ostrava has been involved in a dispute with ICF Kaiser Netherlands B.V., or ICF, the contractor for phase 1 of a mini-mill works project (rolling mill P1500), and its parent company, Kaiser Group International. Under the terms of the turnkey engineering and construction contract, a maximum of three performance tests were required to ensure that the mini-mill met contract mandated quality and quantity standards. Although the mini-mill failed the first performance tests, ICF contends that Mittal Steel Ostrava owes it various costs incurred by ICF in relation to the construction of the mini-mill. As of January 31, 2005, the dispute has not been resolved and ICF commenced legal proceedings against Mittal Steel Ostrava. Until recently, the primary legal venue for this matter has been the United States Bankruptcy Court for the District of Delaware, where Kaiser Group International is currently going through bankruptcy reorganization. The Delaware bankruptcy court has previously ruled that Kaiser Group International, as opposed to ICF, could proceed with prosecution of its specific claims against Mittal Steel Ostrava in the Delaware bankruptcy court venue. Mittal Steel Ostrava appealed this ruling, and in the first quarter of 2004, the Delaware bankruptcy court's decision was overturned by the United States District Court for the District of Delaware, which ruled that the proceedings should be stayed pending the completion of international arbitration proceedings. On January 6, 2004, ICF filed arbitration claims against Mittal Steel Ostrava in the amount of $51 million with the International Court of Arbitration in Paris, with the earliest possible award ruling being issued sometime in 2005. The sum claimed was revised to $67 million in November 2004 to include interest and additional costs. Mittal Steel vigorously disputes this claim and has submitted a $50 million counterclaim against ICF in these same arbitration proceedings. At December 31, 2004, Mittal Steel has provided for a reserve of $34 million with respect to this matter, a sum equal to the amount Mittal Steel Ostrava withdrew from the performance letter of credit posted by ICF as well as retention fee payments claimed by ICF. As Mittal Steel cannot estimate the amount or range of any additional potential loss that may be incurred by Mittal Steel Ostrava, no additional amount has been provided for as of December 31, 2004.

REST OF WORLD

      In September 2004, the Environment Inspection Department of the Republic of Kazakhstan raised a claim for approximately $20 million, alleging that Mittal Steel Temirtau had failed to obtain the necessary approvals from the Environment Ministry and had therefore engaged in pollution without permission during the first six months of 2004. Mittal Steel Temirtau believes that it has acted in accordance with the terms of agreement by which it was acquired by Mittal Steel, which required compliance with environmental norms existing as of the date of such agreement and to make specified minimum investments in controlling environmental pollution, and Mittal Steel Temirtau plans to defend the matter.

      During 2001, a complaint was brought against Mittal Steel South Africa alleging certain violations of the South African Government Export Incentive Scheme. The claim asks for damages in the amount of $20 million, plus interest. There has been no activity with respect to this matter since 2001. As a result, the Company cannot determine the outcome of this matter or estimate the amount or range of potential loss that may be incurred by Mittal Steel South Africa. Therefore, no amount has been provided for their potential claim as of December 31, 2004.

      A claim has been brought against Mittal Steel South Africa by Harmony Gold, Cadac (Pty) Ltd., Barnes Group of Companies and others relating to Mittal Steel South Africa's alleged contravention of the South African Competition Act. Any adverse decision would affect Mittal Steel South Africa's pricing policies. As the Company cannot determine the outcome of this matter or estimate the amount or range of potential loss that may be incurred by Mittal Steel South Africa, no amount has been provided at December 31, 2004.

      See also Note 19 to the Mittal Steel Consolidated Financial Statements.

DIVIDEND DISTRIBUTIONS

      Mittal Steel's board of directors may reserve a portion of Mittal Steel's annual profits. The portion of Mittal Steel's annual profits that remains unreserved shall be distributed to shareholders of Mittal Steel pro rata based on the number of common shares held by each shareholder, without regard to the class or par value of such common shares. Mittal Steel's board of directors may resolve that Mittal Steel make distributions out of its general share premium account or out of any other reserves available for distributions under the laws of The Netherlands, not being a legal reserve or the special share premium reserve that Mittal Steel is required to maintain pursuant to Article 36.1 of its Articles of Association, or the Special Reserve. Mittal Steel may declare dividends in the form of common shares as well as in cash. Mittal Steel's board of directors may also decide that

Mittal Steel pay interim dividends. Mittal Steel may only declare distributions, including interim dividends, insofar as its shareholders' equity exceeds the sum of its paid up issued share capital and certain reserves that are required to be maintained by the laws of The Netherlands or Mittal Steel's Articles of Association (including the Special Reserve). Distributions that have not been claimed within five years and two days after the date on which they became due and payable revert to Mittal Steel.

      All calculations to determine the amounts available for dividends will be based on Mittal Steel's statutory accounts, which will, as a holding company, be different from its consolidated accounts. Because Mittal Steel is a holding company and has no operations of its own, it is dependent on dividends or other advances from its operating subsidiaries to fund any dividends.

      The holders of Mittal Steel class A common shares and Mittal Steel class B common shares are entitled to receive pro rata such distributions, if any, as may be declared by Mittal Steel's board of directors out of funds legally available for distribution. Kas Bank N.V. is the paying agent for dividends payable on Mittal Steel common shares in The Netherlands, and the Bank of New York is the paying agent for dividends payable on Mittal Steel common shares in the United States.

      On February 10, 2005, Mittal Steel's board of directors approved a dividend policy for the fiscal year 2005 of $0.10 per share per quarter (as from the second quarter of 2005), which is subject to approval by Mittal Steel's shareholders.

B.    SIGNIFICANT CHANGES

      Not applicable.

ITEM 9.  THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

NATURE OF TRADING MARKET

      Mittal Steel class A common shares are listed and traded on the NYSE, Mittal Steel's principal United States trading market, and outside the United States on Euronext Amsterdam N.V., in each case under the symbol "MT".

      The following table sets forth, for the periods indicated, the high and low sales prices per share of Mittal Steel class A common shares as reported on the NYSE and Euronext Amsterdam N.V.

                                THE NEW YORK STOCK        EURONEXT AMSTERDAM
                              EXCHANGE MITTAL STEEL      MITTAL STEEL CLASS A
                              CLASS A COMMON SHARES          COMMON SHARES
                              ---------------------     -----------------------
                                 HIGH         LOW         HIGH         LOW
                              ---------------------     -----------------------
                                (in U.S. dollars)             (in Euros)
YEAR ENDED DECEMBER 31, 2000  $ 18.37     $ 2. 00       Euro 18.00    Euro 2.55

YEAR ENDED DECEMBER 31, 2001     4.25        0.70             4.45        0.90

YEAR ENDED DECEMBER 31, 2002     3.10        1.26             3.25        1.51

YEAR ENDED DECEMBER 31, 2003
First Quarter                    3.31        2.05             3.10        2.05
Second Quarter                   4.70        3.16             4.00        2.50
Third Quarter                    6.21        3.83             5.50        3.30
Fourth Quarter                   9.06        5.24             7.50        4.30

YEAR ENDED DECEMBER 31, 2004
First Quarter                   11.06        6.80             9.00        5.20
Second Quarter                  15.06        9.41            12.50        8.30
Third Quarter                   30.45       14.16            26.50       11.50
Fourth Quarter                  42.80       24.50            32.45       19.60

MONTH ENDED
September 2004                  30.45       24.78            26.50       20.52
October 2004                    35.75       24.50            27.80       19.60
November 2004                   42.20       33.45            32.29       26.10
December 2004                   42.80       36.35            32.45       27.00
January 2005                    38.70       30.20            28.90       22.55
February 2005                   43.00       36.06            32.95       27.75
March 1- March 23, 2005         43.86       34.70            33.25       27.14


Note: Includes intraday highs and lows.

B.    PLAN OF DISTRIBUTION

      Not applicable.

C.    MARKETS

      In the United States, Mittal Steel class A common shares are traded on the NYSE, Mittal Steel's principal U.S. trading market. Outside the United States, Mittal Steel class A common shares are also traded on the Euronext Amsterdam N.V.

D.    SELLING SHAREHOLDERS

      Not applicable.

E.    DILUTION

      Not applicable.

F.    EXPENSES OF THE ISSUE

      Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.    SHARE CAPITAL

      Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

      Pursuant to Article 2 of the Articles of Association, the objects and purposes of the Company are the following:

   - To participate in, take an interest in, and conduct the management of business enterprises;

   - To finance, to provide security for or undertake the obligations of third parties; and

   -  To conduct all activities incidental to any of the foregoing.

      We hereby incorporate by reference the following sections from our Registration Statement on Form F-1 (Reg. No. 333-7206), as declared effective on August 6, 1997, "Description of Capital Stock -- Shareholder and Voting Rights," " -- Liquidation Rights," " -- Issue of Common Shares; Preemptive Rights," " -- Repurchase of Shares," " -- Reduction of Share Capital," " -- Amendment of the Articles of Association" and " -- Limitations on Rights to Hold or Vote class A Shares."

      The Articles of Association may be amended by resolution of the shareholders upon proposal by Mittal Steel's board of directors. The resolution of the shareholders to amend the Articles of Association shall require the prior or simultaneous approval of each group of holders of shares of the class whose rights are prejudiced by the amendment of the Articles of Association.

ANNUAL ACCOUNTS

      Each year, Mittal Steel's board of directors must prepare annual accounts within five months after the end of Mittal Steel's financial year, unless the shareholders have approved an extension of this period for up to six additional months due to certain special circumstances recognized as such under the laws of The Netherlands.


C.    MATERIAL CONTRACTS

      The following are material contracts, not entered into in ordinary course of business, to which Mittal Steel has entered into during the two years immediately preceding publication of this Annual Report:

   - Acquisition Agreement dated as of October 24, 2004 between Ispat International N.V. and The Richmond Investment Holdings Limited. Under this agreement, in December 2004, Ispat International acquired LNM Holdings from Mittal Steel S.a.r.l., a wholly owned subsidiary of The Richmond Investment Holdings Limited (an entity controlled by the controlling shareholder of Mittal Steel and, at the time, the sole shareholder of LNM Holdings). Mittal Steel S.a.r.l. received 0.27931958 Mittal Steel class A common shares and 0.77068042 Mittal Steel class B common shares, for each LNM Holdings common share, or, in the aggregate, 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal Steel class B common shares.

   - Agreement and Plan of Merger and Reorganization, dated as of October 24, 2004, among Mittal Steel Company N.V. (formerly known as Ispat International N.V.), Park Acquisition Corp. and International Steel Group Inc. See "Item 4A -- History and Development of the Company -- Overview of Proposed ISG merger".

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

E.    TAXATION

U.S. TAX CONSIDERATIONS

      The following discussion is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Mittal Steel class A common shares that are generally applicable to U.S. Holders (as defined below) that hold their Mittal Steel class A common shares as capital assets (generally, for investment purposes). This summary does not purport to address all the material tax consequences that may be relevant to the holders of Mittal Steel class A common shares, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for U.S. alternative minimum tax, investors that own or are treated as owning 10% or more of Mittal Steel's voting shares, investors that hold Mittal Steel class A common shares as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the federal tax laws and regulations of the United States, judicial decisions, published rulings and administrative pronouncements, all as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect), and/or to differing interpretations.

      For purposes of this discussion, a "U.S. Holder" is any beneficial owner of Mittal Steel class A common shares that is, for U.S. federal income tax purposes:

   -  a citizen or individual resident of the United States;

   - a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia;

   - an estate the income of which is subject to U.S. federal income tax without regard to its source; or

   - a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

      The U.S. federal income tax consequences of a partner in a partnership holding Mittal Steel class A common shares generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Mittal Steel class A common shares should consult their own tax advisors.

      Except where specifically described below, this discussion assumes that Mittal Steel is not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See "U.S. Tax Consideration -- Passive Foreign Investment Company Status". This summary does not address any aspects of U.S. federal tax law other than income taxation or any state and local or non-U.S. tax considerations that may be applicable to investors. Additionally, this summary does not apply to an investor that is not a U.S. Holder or that holds Mittal Steel class A common shares other than as a capital asset. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and other tax consequences of acquiring, owning and disposing of Mittal Steel class A common shares.

      THE DISCUSSION BELOW IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF MITTAL STEEL CLASS A COMMON SHARES. INVESTORS IN MITTAL STEEL CLASS A COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

TAXATION OF DIVIDENDS

      Subject to the passive foreign investment company rules discussed below, under U.S. federal income tax law, the cash distributions made by Mittal Steel in respect of Mittal Steel class A common shares (including the amount of any applicable withholding tax in The Netherlands) will constitute a taxable dividend when such distribution is paid, actually or constructively to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The U.S. dollar amount of such a dividend generally will be included in the gross income of a U.S. Holder as ordinary income derived from sources outside the United States for U.S. foreign tax credit purposes and generally will be passive income for purposes of the foreign tax credit limitation. Dividends paid by Mittal Steel will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

      Subject to certain exceptions for short-term and hedged positions, and provided that Mittal Steel is not a passive foreign investment company (as discussed below), dividends received by certain U.S. Holders (including individuals) prior to January 1, 2009 with respect to the Mittal Steel class A common shares will be subject to U.S. federal income taxation at a maximum rate of 15% if the dividends represent "qualified dividend income." Dividends paid on the Mittal Steel class A common shares will be treated as qualified dividend income if Mittal Steel was not in the year prior to the year in which the dividend was paid, and is not in the year in which the dividend is paid, a passive foreign investment company. As discussed further below, Mittal Steel believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2004 taxable year, and Mittal Steel does not anticipate becoming a PFIC for its 2005 taxable year. See "U.S. Tax Considerations -- Passive Foreign Investment Company Status."

      Investors should be aware that the U.S. Treasury Department has announced its intention to promulgate rules in proposed form pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for the reduced rate of U.S. federal income taxation. Because proposed certification procedures have not yet been issued, Mittal Steel is uncertain that it will be able to comply with them. U.S. Holders of Mittal Steel class A common shares should consult their own tax advisors regarding the availability of the reduced rate of U.S. federal income tax on dividends in the light of their own particular circumstances.

      To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of Mittal Steel class A common shares exceeds the current and accumulated earnings and profits of Mittal Steel, as determined under U.S. federal income tax principles, the distribution first will be treated as a non-taxable return of the U.S. Holder's adjusted tax basis in those Mittal Steel class A common shares, and thereafter as U.S. source capital gain. Distributions of additional Mittal Steel class A common shares that are made to U.S. Holders with respect to their Mittal Steel class A common shares and that are part of a pro rata distribution to all the Company's shareholders generally will not be subject to U.S. federal income tax.

      Subject to the limitations and conditions provided in the International Revenue Code, a U.S. Holder of Mittal Steel class A common shares may deduct from its U.S. federal taxable income, or claim as a credit against its U.S. federal income tax liability, the amount of any Dutch taxes withheld from a dividend paid by Mittal Steel to such U.S. Holder. The rules with respect to foreign tax credits are complex, involve the application of rules that depend on a U.S. Holder's particular circumstances and have been amended by recently enacted legislation that is effective for taxable years beginning after December 31, 2006. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the U.S. federal income tax treatment of any reduction in the amount the dividend withholding tax in The Netherlands remitted by Mittal Steel to the tax authorities in The Netherlands. See "Dutch Tax Considerations -- Withholding Taxes."

TAXATION OF SALES OR OTHER DISPOSITIONS OF MITTAL STEEL CLASS A COMMON SHARES

      In general, upon a sale or other taxable disposition of Mittal Steel class A common shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's adjusted tax basis in those Mittal Steel class A common shares. A U.S. Holder generally will have an adjusted tax basis in each Mittal Steel class A common share equal to its U.S. dollar cost. In general, subject to the passive foreign investment company rules discussed below, such gain or loss recognized on a sale or other taxable disposition of Mittal Steel class A common shares will be capital gain or loss and, if the U.S. Holder's holding period for those Mittal Steel class A common shares exceeds one year, will be long-term capital gain or loss. Certain U.S.

Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. Under U.S. federal income tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other taxable disposition of Mittal Steel class A common shares generally will be treated as derived from U.S. sources for U.S. foreign tax credit purposes.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

      Special U.S. federal income tax rules apply to U.S. persons owning capital stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered "passive assets" (generally assets that generate passive income). Mittal Steel believes that it currently is not a PFIC for U.S federal income tax purposes and does not anticipate that it will become a PFIC in the future. This conclusion is based upon an analysis of its financial position and an interpretation of the PFIC provisions that Mittal Steel believes is correct. However, no assurances can be made that the applicable tax law or other relevant circumstances will not change in a manner that affects the PFIC determination.

      If, contrary to the discussion above, Mittal Steel were classified as a PFIC, a U.S. Holder would be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of Mittal Steel class A common shares or upon receipt of "excess distributions," unless such U.S. Holder elected to be taxed currently (as discussed below) on its pro rata portion of Mittal Steel's income, whether or not such income was distributed in the form of dividends or otherwise. An excess distribution is generally, any distribution to the U.S. Holder in respect to the shares during a single taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder in respect to the Mittal Steel class A common shares during the three preceding taxable years, or if shorter, the U.S. Holder's holding period for the shares.

      The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder elects to have Mittal Steel treated as a "qualified electing fund" ("QEF"). U.S. Holders should consult their tax advisors as to the availability and consequences of such election. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC, or in certain cases, QEF inclusions.

      In addition, if the Mittal Steel class A common shares are shares in a PFIC and treated as a marketable stock, a U.S. Holder may also make a mark-to-market election and will not be subject to the PFIC rules described above. If the Mittal Steel class A common shares are so treated and a U.S. Holder makes a mark-to-market election, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of the Mittal Steel class A common shares at the end of the taxable year over the U.S. Holder's adjusted basis in the Mittal Steel class A common shares. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the Mittal Steel class A common shares over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder's basis in the Mittal Steel class A common shares will be adjusted to reflect any such income or loss amounts.

      Notwithstanding any election made with regard to the Mittal Steel class A common shares, dividends received will not constitute qualified dividend income to a U.S. Holder if Mittal Steel is a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, U.S. Holders must include the gross amount of any such dividend paid by Mittal Steel out of its accumulated earnings and profits (as determined for U.S. federal income tax purposes in their gross income, and it be subject to tax at rates applicable to ordinary income. A U.S. Holder that owns Mittal Steel class A common shares during any year that Mittal Steel is a PFIC must file Internal Revenue Service Form 8621.

BACKUP WITHHOLDING AND INFORMATION REPORTING

      In general, except in the case of certain exempt recipients (such as corporations), information reporting requirements will apply to dividends on Mittal Steel class A common shares paid to U.S. Holders in the United States or through certain U.S. related financial intermediaries and to the proceeds received upon the sale, exchange or redemption of Mittal Steel class A common shares by U.S. Holders within the United States or through certain U.S. related financial intermediaries. Furthermore, backup withholding (currently at a rate of

28%) may apply to those amounts if a U.S. Holder fails to provide an accurate tax identification number, to certify that such holder is not subject to backup withholding or to otherwise comply with the applicable requirements of the backup withholding requirements.

      Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability provided that the required information is properly furnished to the IRS.

      THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. EACH INVESTOR IN MITTAL STEEL CLASS A COMMON SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF MITTAL STEEL COMMON SHARES BASED ON THE INVESTOR'S PARTICULAR CIRCUMSTANCES.

DUTCH TAX CONSIDERATIONS

      The following is a summary of certain Dutch tax consequences of the acquisition, holding and disposal of Mittal Steel class A common shares by both Dutch resident and non-residents. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of Mittal Steel class A common shares. In view of its general nature, it should be treated with corresponding caution. Each holder or prospective holder of Mittal Steel class A common shares should consult with a tax adviser with regard to the tax consequences of its investment in Mittal Steel class A common shares.

      Except as otherwise indicated, this summary only addresses Dutch tax legislation, as in effect and in force at the date hereof, as interpreted in published case law, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

WITHHOLDING TAX

      Dividends distributed by Mittal Steel generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%. The expression "dividends distributed" includes, among other things:

   - distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

   - liquidation proceeds, proceeds of redemption of shares or consideration for the repurchase of shares by Mittal Steel, or one of its subsidiaries, to the extent such proceeds or consideration exceeds the average paid-in capital recognized on these shares for Dutch dividend withholding tax purposes;

   - an amount equal to the par value of shares issued to a holder of shares or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

   - partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that Mittal Steel has net profits ("zuivere winst"), unless the general meeting of shareholders has resolved in advance to make such repayment and provided that the par value of the shares concerned has been reduced by an equal amount by way of an amendment of the articles of association.

      If a holder of shares is resident in a country other than The Netherlands and if a double taxation convention is in effect between The Netherlands and such other country, such holder of shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax. Under the terms of the double taxation convention currently in force between the United States and The Netherlands, dividends paid by a Dutch company to a U.S. shareholder are generally subject to Dutch withholding tax at a rate of 15%.

      Dutch resident individuals and Dutch resident entities can generally credit the withholding tax against their income tax or corporate income tax liability. Dutch resident entities may be eligible for a full exemption from Dutch dividend withholding tax if the Dutch participation exemption applies on their shares in Mittal Steel.

      Pursuant to legislation to counteract "dividend stripping", a reduction, exemption, credit or refund of dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner. This legislation generally targets situations, commonly referred to as "dividend stripping", in which a shareholder retains its economic interest in shares, but reduces the withholding tax cost on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. However, the Dutch state secretary of finance published its view that the rules should not be applicable to such an unsuspecting recipient who purchased the shares on the stock exchange. Furthermore, the state secretary of finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

      In general, upon making a distribution to shareholders, Mittal Steel is required to remit all amounts withheld as Dutch dividend withholding tax to the tax authorities. However, under certain circumstances Mittal Steel may be allowed to reduce the amount of Dutch dividend withholding tax that is required to be remitted to the Dutch tax authorities by the lesser of:

      (i) 3% of the portion of the gross amount of the dividend paid by Mittal Steel that is subject to Dutch dividend withholding tax; and

      (ii) 3% of the gross amount of the dividends and profit distributions received by Mittal Steel from qualifying non-Dutch subsidiaries in the current calendar year (up to the date of the distribution) and the two preceding calendar years, to the extent that these dividends and profit distributions have not yet been taken into account for the purposes of establishing the foregoing reduction.

      Although this credit reduces the amount of dividend withholding tax that Mittal Steel is required to pay to the Dutch authorities, it does not reduce the amount of tax Mittal Steel is required to withhold from dividends. In these circumstances, to the extent that Mittal Steel is not required to remit the amount withheld as Dutch dividend withholding tax to the Dutch tax authorities, the withholding tax may not qualify as a creditable tax for foreign tax credit purposes.

TAXES ON INCOME AND CAPITAL GAINS

Dutch Resident Individuals

      As a general rule, Dutch resident individuals will be taxed annually on a deemed income of 4% of their net investment assets at an income tax rate of 30%. The net investment assets for the year are the average of the investment assets less the attributable liabilities at the beginning and at the end of the relevant year. The value of the Mittal Steel class A common shares is included in the calculation of the net investment assets. A tax-free allowance may be available. Actual benefits derived from the Mittal Steel class A common shares, including any capital gains realized upon the disposal thereof, are not as such subject to Dutch income tax.

      However, if the Mittal Steel shares are attributable to an enterprise from which a Dutch resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise without being a shareholder, any benefit derived or deemed to be derived from the Mittal Steel class A common shares, including any capital gain realized on the disposal or exercise thereof, are generally subject to income tax at a progressive rate with a maximum of 52%. Subject to the same progressive rate are benefits derived from the Mittal Steel class A common shares in case a Dutch resident individual carries out activities that exceed regular portfolio asset management ("normaal vermogensbeheer") or derives benefits from the shares that are (otherwise) taxable as benefits from other activities ("resultaat uit overige werkzaamheden").

      Furthermore, if a Dutch resident individual has an actual or deemed substantial interest in Mittal Steel, any benefit derived or deemed to be derived from the Mittal Steel class A common shares, including any capital gains realized on the disposal or exercise thereof, are subject to income tax at a rate of 25%. Please see below for the further clarification of the term "substantial interest".

Dutch Resident Entities

      Any benefit derived or deemed to be derived from the Mittal Steel class A common shares held by Dutch resident entities, including any capital gains realised on the disposal or exercise thereof, is generally subject to corporate income tax at a rate of 31.5%(2), unless the participation exemption is applicable. Under the participation exemption Dutch resident companies are exempt from corporate income tax with respect to dividends and capital gains (and losses) derived from or realized on the disposal of a qualifying shareholding. Generally, the participation exemption applies if a Dutch resident entity holds an interest of at least 5% in the issued and paid up share capital of Mittal Steel.

      A Dutch qualifying pension fund is not subject to corporate income tax with respect to any benefits derived from the Mittal Steel class A common shares (except to the extent it generates benefits from activities that are considered not to be directly related with certain qualifying pension arrangements). A qualifying Dutch resident investment fund ("fiscale beleggingsinstelling") is subject to corporate income tax at a special rate of 0%.

Non-resident Holders

      A holder of Mittal Steel class A common shares will not be subject to Dutch taxes on income or capital gains in respect of any payment under the Mittal Steel class A common shares or in respect of any gain realised on the disposal or deemed disposal of the Mittal Steel class A common shares, provided that:

      (i) such holder is neither resident nor deemed to be resident of The Netherlands nor, if such holder is an individual, has made an election for the application of the rules of the Dutch income tax act 2001 as they apply to residents of The Netherlands; and

      (ii) such holder does not have an interest in an enterprise or deemed enterprise (statutorily defined term) which is, in whole or in part, effectively managed in The Netherlands and/or carried on through a permanent establishment, a deemed permanent establishment, or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the Mittal Steel class A common shares are attributable; and

      (iii)such holder does not carry out any activities in The Netherlands that exceed regular asset management ("normaal vermogensbeheer") and does not derive benefits that are (otherwise) taxable as benefits from other activities ("resultaat uit overige werkzaamheden") to which the Mittal Steel class A common shares are attributable;and

      (iv) such holder, individuals relating to such holder and certain of their relatives by blood or marriage in the direct line (including foster children) do not have a substantial interest or deemed substantial interest in Mittal Steel or, if such holder does have such an interest, such interest forms part of its business assets.

      Generally, (a resident or non-resident) holder of shares will have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, alone or together, directly or indirectly:

      - hold shares representing 5% or more of Mittal Steel's total issued and outstanding capital (or the issued and outstanding capital of any class of shares);

      - hold or have rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) 5% or more of Mittal Steel's total issued and outstanding capital (or the issued and outstanding capital of any class of shares); or

      - hold or have the ownership of certain profit participating rights that relate to 5% or more of Mittal Steel's annual profit and/or to 5% or more of Mittal Steel's liquidation proceeds.


----------
(2) Please note that these rates will be decreased to 30.5% as from 1 January 2006 and to 30% as from 1 January 2007.

      A deemed substantial interest arises if a substantial interest (or part thereof) has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

GIFT, ESTATE AND INHERITANCE TAX

Dutch Residents

      Gift, estate and inheritance taxes will arise in The Netherlands with respect to an acquisition of Mittal Steel class A common shares by way of a gift by, or on the death of, a holder of Mittal Steel class A common shares who is resident or deemed to be resident in The Netherlands at the time of the gift or his death.

Non-residents

      No Dutch gift, estate or inheritance taxes will arise on the transfer of Mittal Steel class A common shares by way of gift by, or on the death of, a holder of Mittal Steel class A common shares who is neither resident nor deemed to be resident in The Netherlands, unless:

      i). such holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, effectively managed in The Netherlands and/or carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the Mittal Steel class A common shares are or were attributable; or

      ii). such holder at the time of the gift is, or at the time of his/her death was entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the Mittal Steel class A common shares are or were attributable, or are or were deemed to be attributable; or

      iii).in the case of a gift of Mittal Steel class A common shares by an individual who at the date of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

      For purposes of Dutch gift, estate and inheritance taxes, amongst others, a person that holds Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

OTHER TAXES AND DUTIES

      No Dutch registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty other than court fees, will be payable by a holder of Mittal Steel class A common shares in respect of or in connection with issuance, grant, exercise or disposal of Mittal Steel Class A common shares or with respect of any payment of dividends by Mittal Steel thereon.

F.    DIVIDENDS AND PAYING AGENTS

      Not applicable.

G.    STATEMENTS BY EXPERTS

      Not applicable.

H.    DOCUMENTS ON DISPLAY

      A copy of any or all of the documents deemed to be incorporated herein by reference, unless such documents have been modified or superseded as specified herein, may be obtained at our registered office as set out in Item 4 of this Annual Report.

I.    SUBSIDIARY INFORMATION

      Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Our primary market risk exposures are to interest rate fluctuations and to exchange rate movements. Mittal Steel uses financial instruments, including fixed and variable rate debts, as well as swap and collar contracts to finance its operations and to hedge interest rate exposures. Mittal Steel does not hold or issue derivative financial instruments for trading purposes. The fair value information presented is based on the information available to management as of the date of the balance sheet. Although Mittal Steel is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the debt dates, and therefore, the current estimates of fair value may differ significantly from the amounts presented herein. The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and the developing estimates. The estimates presented herein are not necessarily indicative of the amounts that Mittal Steel could realize in the current market exchange.

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

LONG-TERM DEBT                ACTUAL       2005       2006       2007       2008      2009        YEARS      TOTAL      FAIR
                             INTEREST                                                             THERE-                VALUE
                               RATE                                                               AFTER
--------------                ------       ----       ----       ----       ----      ----        -----      -----      ----
                                                                    (amounts in $ millions)
VARIABLE INTEREST RATES:
First Mortgage Bonds ($)    5.75%-9.75%       --         --         --         --         --        150        150        163

BCR                                4.2%       --         15         --         --         --         --         15         15

Christiana Bank                    2.9%       --          2          2          2          1          1          8          8

EBRD                               5.9%       13         12         --         --         --         --         25         25

Privatbank                         5.2%        5          5          3         --         --         --         13         13

BNP Paribas                        3.4%        2         --         --         --         --         --          2          2

Revolving Credit facility          4.7%       --         --        135         --         --         --        135        135

IFC                                5.7%       --          4          3          4          3         11         25         25

Investec Bank                      3.3%       --         --        100         --         --         --        100        100

EBRD                               5.0%       17         17         16         17         16         --         83         83
                                 =====     =====      =====      =====      =====      =====      =====      =====      =====
Total Variable $                              37         55        259         23         20        162        556        569
                                 =====     =====      =====      =====      =====      =====      =====      =====      =====

LONG-TERM DEBT                ACTUAL         2005       2006       2007       2008      2009        YEARS      TOTAL      FAIR
                             INTEREST                                                               THERE-                VALUE
                               RATE                                                                 AFTER
--------------                ------         ----       ----       ----       ----      ----        -----      -----      ----
                                                                      (amounts in $ millions)
FIXED INTEREST RATES:
First Mortgage Bonds        5.75%-9.75%       --         --         46         --         --        456        502        589
Industrial Development
   Revenue Bonds            5.75%-7.25%       --         --         15         --         --         84         99        116
Senior Notes                      10.4%       10         11         11          4         --         --         36         36
Government of Algeria              5.0%        0          0          0          0          0        150        150        103
Ministry of Finance,
   Romania                         6.3%        1          1          1          1          1          1          6          4
Ministry of Finance,
   Romania                         7.2%        1          1          1          1          1          6         11          8
Other                              3.4%       --         --         --         --         --          3          3          3
                                 =====     =====      =====      =====      =====      =====      =====      =====      =====
Total Fixed $                                 12         13         74          6          2        700        807        859
                                 =====     =====      =====      =====      =====      =====      =====      =====      =====

                          ACTUAL
                         INTEREST                                                                 THERE-
       VARIABLE            RATE         2005        2006        2007        2008        2009       AFTER       TOTAL
       --------            ----         ----        ----        ----        ----        ----       -----       -----
                                                           (amounts in Euros millions)
KFW-Germany              2.9-3.7%          3           3           3           2           2           2          15

ING BSK                      5.7%          2          --          --          --          --          --           2

Miscellaneous                4.8%          1           1          --          --          --          --           2
                           =====       =====       =====       =====       =====       =====       =====       =====
Total Variable Euro                        6           4           3           2           2           2          19
                           =====       =====       =====       =====       =====       =====       =====       =====

                          ACTUAL
                         INTEREST                                                                 THERE-
         FIXED             RATE         2005        2006        2007        2008        2009       AFTER       TOTAL
         -----             ----         ----        ----        ----        ----        ----       -----       -----
                                                           (amounts in Euros millions)
Eurobonds                   11.9%         --          --          --          --          --          70          70

Ohridska Banka               9.0%          1           1          --          --          --          --           2

West LB                      5.6%          2           4           4           4          4           13          31

BV Camonica                  5.0%          1           1           1          --          --          --           3

UBS                          6.5%          1           4           4           4          1           --          14
                           =====       =====       =====       =====       =====       =====       =====       =====
Total Fixed Euro                           5          10           9           8          5           83         120
                           =====       =====       =====       =====       =====       =====       =====       =====

                                 ACTUAL
                                INTEREST                                                        THERE-
        FIXED                     RATE       2005      2006      2007       2008       2009     AFTER       TOTAL
        -----                     ----       ----      ----      ----       ----       ----     -----       -----
                                                                (amounts in MKD million)
Stopanska Banka                    11%          1         3         3          2         --         --          9
                                 =====      =====     =====     =====      =====      =====      =====      =====
Total Fixed MKD                                 1         3         3          2         --         --          9
                                 =====      =====     =====     =====      =====      =====      =====      =====

                                 ACTUAL
                                INTEREST                                                        THERE-
        FIXED                     RATE       2005      2006      2007       2008       2009     AFTER       TOTAL
        -----                     ----       ----      ----      ----       ----       ----     -----       -----
                                                                (amounts in CZK millions)
Stroden Management ltd           22.00%        30        13        16         18         18        229        324

Konpo                            25.00%        61        --        --         --         --         --         61
                                 =====      =====     =====     =====      =====      =====      =====      =====
Total Fixed CZK                                91        13        16         18         18        229        385
                                 =====      =====     =====     =====      =====      =====      =====      =====

                                 ACTUAL
                                INTEREST                                                        THERE-
     VARIABLE                     RATE       2005      2006      2007       2008       2009     AFTER       TOTAL
     --------                     ----       ----      ----      ----       ----       ----     -----       -----
                                                                (amounts in CZK millions)
Konpo                              4.5%       132        --        --         --         --         --        132

Ceska                              5.4%        75        --        --         --         --         --         75
                                 =====      =====     =====     =====      =====      =====      =====      =====
Total Variable CZK                            207        --        --         --         --         --        207
                                 =====      =====     =====     =====      =====      =====      =====      =====

                                 ACTUAL
                                INTEREST                                                        THERE-
     VARIABLE                     RATE       2005      2006      2007       2008       2009     AFTER       TOTAL
     --------                     ----       ----      ----      ----       ----       ----     -----       -----
                                                                (amounts in ZAR millions)
PPC - Saldanha                      16%        11        11        11         11         11         40         95
                                 =====      =====     =====     =====      =====      =====      =====      =====
Total Variable ZAR                             11        11        11         11         11         40         95
                                 =====      =====     =====     =====      =====      =====      =====      =====

                                 ACTUAL
                                INTEREST                                                        THERE-
     VARIABLE                     RATE       2005      2006      2007       2008       2009     AFTER       TOTAL
     --------                     ----       ----      ----      ----       ----       ----     -----       -----
                                                                (amounts in PLN millions)
Miscellaneous banks             2.8-8.7%       75        36        30          3         --         --        144
                                ======      =====     =====     =====      =====      =====      =====      =====
Total Variable PLN                             75        36        30          3         --         --        144
                                ======      =====     =====     =====      =====      =====      =====      =====

                                 ACTUAL
                                INTEREST                                                        THERE-
     VARIABLE                     RATE       2005      2006      2007       2008       2009     AFTER       TOTAL
     --------                     ----       ----      ----      ----       ----       ----     -----       -----
                                                                (amounts in CAD millions)
GECC                               3.9%        --        --        --         --         --        109        109
                                 =====      =====     =====     =====      =====      =====      =====      =====
Total Variable CAD                             --        --        --         --         --        109        109
                                 =====      =====     =====     =====      =====      =====      =====      =====

      Interest Rate Instruments

      The Senior Secured Credit Facility is collateralized by all property, plant and equipment of the Canadian operating subsidiary and a second ranking charge on accounts receivables and inventories. Mittal Steel has no interest rate swap agreement as of December 31, 2004.

EXCHANGE RATE SENSITIVITY

      Mittal Steel has operations in various countries around the world. Each operation actively manages its foreign currency exposure by using derivative financial instruments. We have established a control environment, which includes polices and procedures for risk assessment and the approval and monitoring of derivative financial instruments activities. These contracts generally are short-term in nature. In this way, we believe that we have substantially mitigated a significant portion of the foreign exchange exposure. At December 31, 2003 and 2004, the estimated fair value of these forward exchange contracts amount to $120 million and $177 million, respectively, with a total notional contract amount of $120 million and $177 million, respectively.

COMMODITY PRICE SENSITIVITY

      Mittal Steel utilizes derivative commodity instruments not for trading purposes but to hedge exposure to fluctuations in the costs of natural gas and certain nonferrous commodities. Timing of these transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge against the cost volatility of these commodities. Contracts generally do not extend out beyond one year.

      The US operating subsidiary uses futures and swap contracts to manage fluctuations in the cost of natural gas and certain nonferrous metals, primarily zinc, which is used in the coating of steel. Timing of these transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge (not as defined by SFAS No. 133) against the cost volatility of these commodities. The counterparties to these contracts are internationally recognized companies which are not considered a credit risk by the Company. Contracts generally do not extend out beyond two years. At December 31, 2003 and 2004, the Company had entered into contracts for these commodities for notional amounts of $6 million and $109 million, respectively, which had fair values of $nil (liability) and $1 (liability), respectively. For the year ended December 31, 2004, the Company recorded a loss of $1 million, and a gain of $1 million in 2003 and 2002, for changes in the fair value of open derivative instruments not designated as a hedge (as defined by SFAS No. 133). Under terms of the futures and swap contracts, the Company had approximately $nil on deposit with counterparties both at December 31, 2003 and 2004, that was classified as an other asset on the balance sheet.

      The Mexico operating subsidiary utilizes derivative commodity instruments not for trading purposes but to hedge exposure to fluctuations in the costs of natural gas. In February 2001, the Mexico operating subsidiary entered into a fixed price natural gas contract with Pemex at a price of $4 per mmbtu, excluding transportation charges, for a volume of 25350 G cal per day. This contract expired in December 31, 2003. For gas requirements in 2004, Mittal Steel has entered into contracts in the futures market for a total volume of 24,780,000 MMBTU, at an average net price of $6.61 per MMBTU (excluding transportation charges). A hypothetical 10% fluctuation on the purchase price of natural gas will have an impact on pre-tax income of approximately $16 million. The fair value of such contracts as on December 31, 2004 was $154 million (2003
- $44 million).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

      Not applicable.

B.    Warrants and Rights

      Not applicable.

C.    Other Securities

      Not applicable.

D.    American Depositary Shares

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

      We conducted an evaluation, under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, the Chairman and Chief Executive Officer and the Chief Financial Officer concluded that our controls and procedures are effective as of such date.

Changes in Internal Control over Financial Reporting

      There have not been any significant changes in our internal control over financial reporting over the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      The Board of Directors has determined that Mr. Narayanan Vaghul, Chairman of Audit Committee, is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Vaghul and each of the other members of the Audit Committee are "independent directors" as defined under the NYSE listing standards.

ITEM 16B. CODE OF ETHICS

      The Company has adopted a "Code of Business Conduct" applicable to all directors and to senior management, including our CEO and Chief Financial Officer, and employees of the Company. The Code has been disseminated through Company-wide communications and is posted on the Company's website at http://www.mittalsteel.com.

      The Company intends to disclose any amendment to or waiver from the Code of Business Conduct applicable to any of the Company's directors, to the Company's CEO and Chief Financial Officer or to any other person who is an executive officer of the Company on the Company's website at http://www.mittalsteel.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Deloitte Accountants B.V. (Deloitte) acted as our principal independent auditor for the fiscal years ended December 31, 2004 and 2003. Ernst & Young (E&Y) was our other significant independent auditor being the auditor of our operating units in erstwhile LNM Holdings NV. Set forth below are breakdown of fees of Deloitte and E&Y for services performed in 2004 and 2003.

      Audit Fees. Deloitte audit fees in 2004 and 2003 were $3.8 million and $2.7 million respectively. E&Y audit fees in 2004 and 2003 were $9.9 million (includes $3.4 million relating to SEC filings, comfort letters and consents) and $2.0 million respectively. Audit fees are for the audit of our annual consolidated financials statements, including other services normally provided in connection with statutory and regulatory filings or engagements.

      Audit-Related Fees. Deloitte audit-related fees in 2004 and 2003 were $2.3 million and $ 0.5 million respectively. E&Y audit-related fees in 2004 and 2003 were $1.6 million and $1.6 million respectively. Audit-related fees include primarily fees for the due diligence work and employee benefit plan audits.

      Tax Fees. Deloitte tax fees in 2004 and 2003 were $0.8 million and $0.7 million respectively. E&Y tax fees in 2004 and 2003 were $3.8 million and $2.2 million respectively. Tax fees are fees related to services for tax planning, tax advice and tax compliance services.

      All Other Fees. Deloitte fees in 2004 and 2003 for all other services were $0.6 million and $0.5 million respectively. E&Y fees in 2004 and 2003 for all other services were $0.5 million and $0.6 million respectively. All other fees are for any products and services not included in the first three categories.

      The Audit Committee has reviewed and approved all of the audit, audit related, tax and other services provided by the principal external auditors, Deloitte Accountants B.V., in 2004 within its scope prior to completion of the engagements. None of the services provided in 2004 was approved under the de minimis exception allowed under the Exchange Act.

      The Audit Committee pre-approves all permissible non-audit services related engagements rendered by the principal external auditor. The Audit Committee has delegated pre-approval powers on a case by case basis to the Audit Committee Chairman, for instances where the Committee is not in session and are reviewed in the subsequent meeting.

      In making its recommendation to appoint Deloitte as our principal independent auditor for the fiscal year ended December 31, 2004 the Audit Committee has considered whether the services provided by Deloitte are compatible with maintaining the independence of Deloitte and has determined that such services do not interfere with Deloitte's independence.

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

      None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

                                                                              (c) TOTAL NUMBER OF
                                                                              SHARES PURCHASED AS    (d) MAXIMUM NUMBER OF
                                                                               PART OF PUBLICLY        SHARES THAT MAY YET
                                 (a) TOTAL NUMBER OF    (b) AVERAGE PRICE       ANNOUNCED PLANS      BE PURCHASED UNDER THE
PERIOD                           SHARES PURCHASED(1)     PAID PER SHARE          OR PROGRAMS(1)       PLANS OR PROGRAMS(1)
------                           -------------------     --------------          --------------       --------------------
1st Jan 2004 - 31st Jan 2004                  0                     0                      0               7,870,040
1st Feb 2004 - 29th Feb 2004                  0                     0                      0               7,870,040
1st Mar 2004 - 31st Mar 2004          3,300,000             $    9.20              3,300,000               4,570,040

1st Apr 2004 - 30th Apr 2004                  0                     0                      0               4,570,040
1st May 2004 - 31st May 2004          2,000,000             $   12.00              2,000,000               2,570,040
1st Jun 2004 - 30th Jun 2004                  0                     0                      0               2,570,040
1st Jul 2004 - 31st Jul 2004                  0                     0                      0               2,570,040
1st Aug 2004 - 31st Aug 2004                  0                     0                      0               2,570,040
1st Sep 2004 - 30th Sep 2004                  0                     0                      0               2,570,040
1st Oct 2004 - 31st Oct 2004                  0                     0                      0               2,570,040
1st Nov 2004 - 30th Nov 2004                  0                     0                      0               2,570,040
1st Dec 2004 - 31st Dec 2004                  0                     0                      0               2,570,040
                                      ---------             ---------              ---------               ---------
TOTAL                                 5,300,000             $   10.26              5,300,000

(1) Each year, Mittal Steel's board of directors receives shareholder authorization at the annual general meeting to acquire up to 10% of the nominal value of Mittal Steel's total issued and outstanding share capital (which includes the issued and outstanding class A and class B common shares), provided, however, that only the class A common shares may be purchased by Mittal Steel for a period of up to 18 months. In addition, the purchase price may not exceed 125% of the current market price of the class A common shares on the NYSE or Euronext Amsterdam and may not be less than the nominal value of the class A common shares. Pursuant to the shareholder authorization, the board of directors has authorized and publicly announced the purchase of up to the following number of class A common shares on the dates indicated:
  -   1,250,000 class A common shares on October 28, 1997;
  -   2,500,000 class A common shares on December 22, 1997;
  -   2,600,000 class A common shares on September 1, 1998;
  -   6,350,000 class A common shares on September 8, 1998; and
  -   5,000,000 class A common shares on October 28, 2002.

 As of December 31, 2004, of the 17,700,000 class A common shares authorized, 15,129,960 class A common shares have been purchased.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

      We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

      The following financial statements, together with the reports of Deloitte Accountants B.V., KPMG and Ernst & Young thereon, are filed as part of this Annual Report.

                                                                                        Page
                                                                                        ----
Report of Deloitte Accountants B.V...................................................    F-2
Report of Ernst & Young Accountants (Mittal Steel Holdings N.V. and subsidiaries)....    F-3
Report of KPMG Inc.(Ispat Iscor Limited December 31,2004)............................    F-4
Report of KPMG Inc.(Iscor Limited December 31, 2003 and 2002)........................    F-5
Report of Ernst & Young (Caribbean Ispat Limited)....................................    F-6
Report of Ernst & Young (Ispat Hamburg Group of Companies)...........................    F-7
Consolidated Balance Sheets..........................................................    F-8
Consolidated Statements of Income....................................................   F-10
Consolidated Statements of Comprehensive Income......................................   F-10
Consolidated Statements of Changes in Shareholders' Equity...........................   F-11
Consolidated Statements of Cash Flows................................................   F-12
Notes to the Consolidated Financial Statements.......................................   F-14

ITEM 19. EXHIBITS

Exhibit Number                    Description
--------------                    -----------

1.1.* Amended and Restated Articles of Association of Mittal Steel Company. N.V. dated December 17, 2004 (English translation filed as Exhibit 3.1 to Mittal Steel Company N.V.'s registration statement on Form F-4 (Reg. No. 333-121220) filed with the Commission on February 3, 2005, and incorporated by reference hereto).

2.1.* Mittal Steel Company N.V. Global Stock Option Plan, effective September 15, 1999 (filed as Exhibit 4.1 to Mittal Steel Company N.V.'s annual report on Form 20-F for the year ended December 31, 2000 (File No. 001-14666), and incorporated by reference hereto).

4.1.* Acquisition Agreement dated as of October 24, 2004 between Mittal Steel Company N.V. (formerly known as Ispat International N.V.) and The Richmond Investment Holdings Limited (filed as Annex A in Exhibit 1.1 to Mittal Steel Company N.V.'s report on Form 6K (File No. 001-14666) filed with the Commission on November 18, 2004, and incorporated by reference hereto).

4.2.* Agreement and Plan of Merger and Reorganization dated as of October 24, 2004, among Mittal Steel Company N.V. (formerly known as Ispat International N.V.), Park Acquisition Corp. and International Steel Group Inc. (filed as
Exhibit 1.1 to Mittal Steel Company N.V.'s report on Form 6-K (File No. 001-14666) filed with the Commission on October 28, 2004, and incorporated by reference hereto).

4.3. Shareholder's agreement dated as of August 13, 1997 among Ispat International N.V., LNM Holdings S.L. (renamed Ispat International Investments S.L.) and Mr. Lakshmi N Mittal.

4.4.* Non-competition agreement dated as of December 17, 2004 between Ispat International N.V. and Mr. Lakshmi N Mittal. (filed as Exhibit 10.4 to Mittal Steel Company N.V.'s registration statement on Form F-4 (Reg. No. 333-121220) filed with the Commission on February 3, 2005, and incorporated by reference hereto).

8.1. List of Significant Subsidiaries.

12.1. Certifications of Mittal Steel Company N.V.'s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.

13.1. Certifications of Mittal Steel Company N.V.'s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and
Section 1350 of Chapter 63 of Title 18 of the United States Code.

14.1. Consent of Deloitte Accountants B.V.

14.2. Consent of Ernst & Young Accountants (Mittal Steel Holdings N.V. and subsidiaries).

14.3. Consent of KPMG Inc. (Iscor Limited, December 31, 2003 and 2002 and Ispat Iscor Limited, December 31, 2004).

14.4. Consent of Ernst & Young (Caribbean Ispat Limited).

14.5. Consent of Ernst & Young (Ispat Hamburg Group of Companies).


-------------
*     Previously filed.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 2004 AND 2003 AND
               FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2004

                                      INDEX

                                                                            Page
                                                                            ----
Report of Deloitte Accountants B.V.......................................    F-2
Report of Ernst & Young Accountants (Mittal Steel Holdings N.V. and
  subsidiaries)..........................................................    F-3
Report of KPMG Inc. (Ispat Iscor Limited December 31, 2004)..............    F-4
Report of KPMG Inc. (Iscor Limited December 31, 2003 and 2002)...........    F-5
Report of Ernst & Young (Caribbean Ispat Limited)........................    F-6
Report of Ernst & Young (Ispat Hamburg Group of Companies)...............    F-7
Consolidated Balance Sheets..............................................    F-8
Consolidated Statements of Income........................................   F-10
Consolidated Statements of Comprehensive Income..........................   F-10
Consolidated Statements of Changes in Shareholders' Equity...............   F-11
Consolidated Statements of Cash Flows....................................   F-12
Notes to the Consolidated Financial Statements...........................   F-14

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Mittal Steel Company N.V.
Rotterdam, The Netherlands


We have audited the accompanying consolidated balance sheets of Mittal Steel Company N.V. (formerly Ispat International N.V.) and subsidiaries (the "Company") as of December 31, 2003 and 2004, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Ispat International N.V. and Mittal Steel Holdings N.V. ("Mittal Steel Holdings") (formerly LNM Holdings, N.V.), which has been accounted for on the basis of common control accounting as described in note 1 to the consolidated financial statements. We did not audit the financial statements of Mittal Steel Holdings (except for Mittal Steel Poland, S.A. (formerly Ispat Polska, S.A.), a consolidated subsidiary of Mittal Steel Holdings, whose financial statements for the year ended December 31, 2004 were audited by us) for the years ended December 31, 2002, 2003, 2004, which statements reflect total assets of $4,538 and $8,707 as of December 31, 2003 and 2004, respectively, and total sales of $2,228, $4,167, and $10,293 for the years ended December 31, 2002, 2003 and
2004, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Mittal Steel Holdings for 2002, 2003 and 2004, is based solely on the report of such other auditors.

We did not audit the consolidated financial statements of the Ispat Hamburg Group of Companies and the financial statements of Caribbean Ispat Limited for the year ended December 31, 2002. Each of the aforementioned companies is a consolidated subsidiary of the Company. The financial statements for these subsidiaries reflect total sales constituting 9% of combined total sales for the year ended December 31, 2002. Those financial statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries, is based solely on the reports of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of Mittal Steel Company N.V. and subsidiaries at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE ACCOUNTANTS B.V.

Rotterdam, The Netherlands

March 24, 2005

/s/ Deloitte Accountants B.V.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors of Mittal Steel Company N.V.:

We have audited the accompanying consolidated balance sheets of Mittal Steel Holdings Company N.V. (formerly LNM Holdings N.V.) and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, comprehensive income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Ispat Iscor Limited (formerly Iscor Ltd.) and subsidiaries as of and for the year ended December 31, 2004, a consolidated subsidiary at December 31, 2004, which statements reflect total assets and revenues constituting 29% and 26%, respectively, of the related consolidated totals. We also did not audit the consolidated financial statements of Ispat Iscor Limited and subsidiaries as of December 31, 2003 and for the two years in the period ended December 31, 2003, a corporation in which the Company has a 34.9% and 49.9% interest at December 31, 2002 and 2003, respectively. In the consolidated financial statements, the Company's investment in Ispat Iscor Limited and subsidiaries is stated at $581 million at December 31, 2003, and the Company's equity in the net income of Ispat Iscor Limited and subsidiaries is stated at $95 million and $195 million, for the years ended December 31, 2002 and 2003, respectively. These consolidated financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Ispat Iscor Limited and subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mittal Steel Holdings N.V. and subsidiaries at December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Rotterdam, The Netherlands
February 9, 2005

/s/ Ernst & Young Accountants

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES


REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ISPAT ISCOR LIMITED

      We have audited the Consolidated Balance Sheet of Ispat Iscor Limited and subsidiaries as at December 31, 2004 and the related Consolidated Income Statement, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statement and Consolidated Statement of Comprehensive Income for the year ended December 31, 2004. These Consolidated Financial Statements are the responsibility of the management and directors of Ispat Iscor Limited. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the aforementioned Consolidated Financial Statements present fairly, in all material respects, the financial position of Ispat Iscor Limited and subsidiaries at December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG INC.
/s/ KPMG Inc.

Registered Accountants and Auditors
Pretoria, South Africa
February 8, 2005

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES


REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ISPAT ISCOR LIMITED

We have audited the Consolidated Balance Sheets of Iscor Ltd. and subsidiaries (the "Group") as at December 31, 2003 and 2002 and the related Consolidated Income Statements, Consolidated Statements of Changes in Equity and Consolidated Cash Flow Statements for each of the years in the two year period ended December 31, 2003. These Consolidated Financial Statements are the responsibility of the management and directors of Iscor Ltd. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned Consolidated Financial Statements present fairly, in all material respects, the financial position of the Group as at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2003 in conformity with International Financial Reporting Standards.

As described in note 1, Basis of Presentation, the Company has restated its 2002 and 2003 financial statements for the treatment of negative goodwill.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences, as restated, is presented in note 31 to the consolidated financial statements.

KPMG INC.
/s/ KPMG INC.

Registered Accountants and Auditors
Pretoria, South Africa
October 28, 2004 except for Note 1, Basis of Presentation
November 26, 2004

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES


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


/s/ Ernst & Young

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES


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

Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftsprufungsgesellschaft

/s/ M. Tabel                          /s/ E.-W. Schluschen
Wirtschaftsprufer                     Wirtschaftsprufer

Hamburg, Germany
February 12, 2003

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES


                           CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31,
                                                                               ------------
                                                                             2003        2004
                                                                         (MILLIONS OF U.S. DOLLARS,
                                                                             EXCEPT SHARE DATA)
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents ...........................................    $   760     $ 2,495
   Restricted cash .....................................................        140         138
   Short-term investments ..............................................         --           1
   Trade accounts receivable, net of allowance for doubtful accounts of
       $119 at December 31, 2003 and $267 at December 31, 2004 .........        889       2,006
   Inventories (note 4) ................................................      1,587       4,013
   Prepaid expenses and other current assets ...........................        275         666
   Deferred tax assets - net (note 15) .................................         32         306
                                                                            -------     -------
      Total Current Assets .............................................      3,683       9,625

Property, Plant and Equipment - net (note 5) ...........................      4,654       7,562
Investments in Affiliates and Joint Ventures (note 6) ..................        967         667
Deferred Tax Assets (note 15) ..........................................        536         855
Intangible Pension Assets (note 14) ....................................        117         106
Other Assets ...........................................................        180         338
                                                                            -------     -------
      Total Assets .....................................................    $10,137     $19,153
                                                                            =======     =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Payable to banks and current portion of long-term debt (note 8) .....    $   780     $   341
   Trade accounts payable ..............................................      1,015       1,899
   Dividend payable ....................................................         --       1,650
   Accrued expenses and other liabilities ..............................        796       2,307
   Deferred tax liabilities (note 15) ..................................         28          33
                                                                            -------     -------
      Total Current Liabilities ........................................      2,619       6,230

Long-Term Debt, net of current portion (notes 11 and 12) ...............      2,193       1,639
Loan from shareholder ..................................................         94          --
Deferred Tax Liabilities (note 15) .....................................        263         955
Deferred Employee Benefits (note 14) ...................................      1,933       1,931
Other Long-Term Obligations ............................................        213         809
                                                                            -------     -------
      Total Liabilities ................................................    $ 7,315     $11,564
                                                                            =======     =======

               See notes to the consolidated financial statements

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

                                                                                                       DECEMBER 31,
                                                                                                       ------------
                                                                                                    2003          2004
                                                                                                    ----          ----
                                                                                                (MILLIONS OF U.S. DOLLARS,
                                                                                                    EXCEPT SHARE DATA)
Minority Interest ............................................................................    $    261      $  1,743

Commitments and Contingencies (notes 18 and 19)

Shareholders' Equity (note 13)
COMMON SHARES:
   Class A Shares, (EURO 0.01 par value per share, 5,000,000,000 shares authorized, 194,509,790 shares issued and 189,247,282 and 185,284,650 shares outstanding at December 31, 2003 and 2004, respectively)
   Class B shares, (EURO 0.10 par value per share, 721,500,000 shares authorized, 457,490,210
   shares issued and outstanding) ............................................................          59            59
Treasury Stock ...............................................................................        (110)         (123)
Additional Paid-in Capital ...................................................................         584           552
Retained Earnings ............................................................................       2,423         4,739
Accumulated Other Comprehensive Income .......................................................        (395)          619
                                                                                                  --------      --------
         Total Shareholders' Equity ..........................................................       2,561         5,846
                                                                                                  --------      --------
   Total Liabilities and Shareholders' Equity ................................................    $ 10,137      $ 19,153
                                                                                                  ========      ========

               See notes to the consolidated financial statements

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                              YEAR ENDED DECEMBER 31,
                                                                              -----------------------
                                                                          2002          2003          2004
                                                                          ----          ----          ----
                                                                             (MILLIONS OF U.S. DOLLARS,
                                                                          EXCEPT SHARE AND PER SHARE DATA)
SALES ...............................................................   $  7,080      $  9,567      $ 22,197
COSTS AND EXPENSES:
   Cost of sales (exclusive of depreciation shown separately below) .      5,752         7,568        14,694
   Depreciation .....................................................        266           331           553
   Selling, general and administrative ..............................        298           369           804
   Other operating expenses (note 16) ...............................         62            --            --
                                                                        --------      --------      --------
                                                                           6,378         8,268        16,051
                                                                        --------      --------      --------
Operating income ....................................................        702         1,299         6,146
Other income (expense) - net ........................................         32            70           128
Income from equity method investments ...............................        111           162            66
FINANCING COSTS:
   Interest expense-net of capitalized interest of $5 in 2002,
   $8 in 2003 and $3 in 2004 ........................................       (232)         (200)         (265)
   Interest income ..................................................         10            25            78
   Net gain (loss) from foreign exchange transactions ...............         15            44           (20)
                                                                        --------      --------      --------
                                                                            (207)         (131)         (207)
                                                                        --------      --------      --------
Income before taxes, minority interest and cumulative effect
   of change in accounting principle ................................        638         1,400         6,133
INCOME TAX EXPENSE (BENEFIT): (note 15)
   Current ..........................................................         64            43           731
   Deferred .........................................................        (32)          141            86
                                                                        --------      --------      --------
                                                                              32           184           817
                                                                        --------      --------      --------
Income before minority interest and cumulative effect of
   change in accounting principle ...................................        606         1,216         5,316
Minority interest ...................................................        (11)          (35)         (615)
                                                                        --------      --------      --------
Income from continuing operations ...................................        595         1,181         4,701
Cumulative effect of change in accounting principle .................         --             1            --
                                                                        --------      --------      --------
Net income ..........................................................   $    595      $  1,182      $  4,701
                                                                        ========      ========      ========

Basic and diluted earnings per common share before cumulative
   effect of change in accounting principle .........................   $   0.92      $   1.83      $   7.31
Basic and diluted earnings per common share .........................       0.92          1.83          7.31
Weighted average common share outstanding (in millions) .............        648           647           643

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                              YEAR ENDED DECEMBER 31,
                                                                              -----------------------
                                                                          2002         2003         2004
                                                                          ----         ----         ----
                                                                            (MILLIONS OF U.S. DOLLARS)
Net income ............................................................  $   595      $ 1,182      $ 4,701
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustment - net of income
taxes of $2 in 2002, $1 in 2003 and $1 in 2004 ........................        6          113          929
Minimum pension liability adjustment - net of income
taxes of $148 in 2002, $46 in 2003 and $38 in 2004 ....................     (273)         (79)          15
Unrealized gains on available for sale security - net of income
taxes of $nil .........................................................       --           69           66
Unrealized gains on derivative financial instruments - net of income
taxes of $3 in 2002, $4 in 2003 and $7 in 2004 ........................        4            6            4
                                                                         -------      -------      -------
                                                                            (263)         109        1,014
                                                                         -------      -------      -------
Comprehensive income ..................................................  $   332      $ 1,291      $ 5,715
                                                                         =======      =======      =======

               See notes to the consolidated financial statements

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                               COMMON STOCK                                    ACCUMULATED OTHER COMPREHENSIVE INCOME
                               ------------                               ------------------------------------------------
                                                                                                Unrealized
                                                                                                  Gains     Unrealized
                                                                             Foreign           (Losses) on  Gains on
                                                      Additional            Currency   Minimum  Derivative  Available
                                             Treasury  Paid-in   Retained Translation  Pension   Financial  for Sale   Shareholders'
                             Shares   Amount   Stock   Capital   Earnings Adjustments Liability Instruments Securities    Equity
                             ------   ------   -----   -------   -------- ----------- --------- ----------- ----------    ------
Balance at
  December 31, 2001             647   $   59  $ (107)  $   585   $   810   $    16    $  (249)    $    (8)    $    --     $ 1,106
Net Income                                --      --        --       595        --         --          --          --         595
Other Comprehensive
  Income (loss)                           --      --        --        --         6       (273)          4          --        (263)
Treasury Stock (note 13)          2       --       4        --        --        --         --          --          --           4
                             ------   ------  ------   -------   -------   -------    -------     -------     -------     -------
Balance at
  December 31, 2002             649       59    (103)      585     1,405        22       (522)         (4)         --       1,442
Net Income                                --      --        --     1,182        --         --          --          --       1,182
Other Comprehensive
  Income (loss)                           --      --        --        --       113        (79)          6          69         109
Treasury Stock (note 13)         (2)      --      (7)       (1)       --        --         --          --          --          (8)
Dividends                        --       --      --        --      (164)       --         --          --          --        (164)
                             ------   ------  ------   -------   -------   -------    -------     -------     -------     -------
Balance at
  December 31, 2003             647       59    (110)      584     2,423       135       (601)          2          69       2,561
Net Income                                --      --        --     4,701        --        --           --          --       4,701
Other Comprehensive Income                --      --        --        --       929        15            4          66       1,014
Treasury Stock (note 13)         (4)      --     (13)      (32)       --        --         --          --          --         (45)
Dividends                        --       --      --        --    (2,385)       --         --          --          --      (2,385)
                             ------   ------  ------   -------   -------   -------    -------     -------     -------     -------
Balance at
  December 31, 2004             643   $   59  $ (123)  $   552   $ 4,739   $ 1,064    $  (586)    $     6     $   135     $ 5,846
                             ------   ------  ------   -------   -------   -------    -------     -------     -------     -------

               See notes to the consolidated financial statements

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                          -----------------------
                                                                                     2002          2003          2004
                                                                                    -------       -------       -------
                                                                                         (MILLIONS OF U.S. DOLLARS)
OPERATING ACTIVITIES:
Net income ......................................................................   $   595       $ 1,182       $ 4,701
ADJUSTMENTS REQUIRED TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY OPERATIONS:

     Depreciation ...............................................................       266           331           553
     Deferred employee benefit costs ............................................       (63)         (167)          (56)
     Net foreign exchange loss (gain) ...........................................       (23)          (32)           28
     Deferred income tax ........................................................       (32)          141            86
     Gain from early extinguishment of debt .....................................       (30)           --            22
     Income from equity method investment .......................................       (95)         (140)         (138)
     Distribution from equity method investment .................................         6            48            --
     Loss (gain) on sale or write-off of property, plant & equipment ............        --            --           (19)
     Minority interest ..........................................................        11            35           615
     Other non-cash operating expenses ..........................................        28            15            (8)
CHANGES IN OPERATING ASSETS AND LIABILITIES, NET OF EFFECTS FROM ACQUISITIONS:

     Trade accounts receivable ..................................................       (72)           --          (386)
     Inventories ................................................................      (119)          (18)       (1,374)
     Prepaid expenses and other .................................................       (32)          (87)         (160)
     Trade accounts payable .....................................................       (18)          (51)          160
     Accrued expenses and other liabilities .....................................       117           181           587
                                                                                    -------       -------       -------
   Net cash provided by operating activities ....................................       539         1,438         4,611
                                                                                    -------       -------       -------
INVESTING ACTIVITIES:
   Purchase of property, plant and equipment ....................................      (265)         (421)         (898)
   Proceeds from sale of assets and investments
   including affiliates and joint ventures ......................................        35            26            83
   Investments in affiliates and joint ventures .................................      (138)         (280)           34
   Acquisition of net assets of subsidiaries, net of cash acquired ..............         1           (21)          (19)
   Restricted cash ..............................................................         8          (118)            2
   Other ........................................................................        (1)           --            (3)
                                                                                     -------       -------       -------
   Net cash used in investing activities ........................................      (360)         (814)         (801)
                                                                                     -------       -------       -------
FINANCING ACTIVITIES:
   Proceeds from payable to banks ...............................................     2,400         3,646         2,258
   Proceeds from long-term debt - net of debt issuance costs ....................       184            52         1,185
   Proceeds from long-term debt from an affiliate ...............................        32            94            76
   Payments of payable to banks .................................................    (2,360)       (3,636)       (2,738)
   Payments of long-term debt ...................................................      (244)         (226)       (2,127)
   Payments of long-term debt to an affiliate ...................................        --           (40)         (175)
   Purchase of treasury stock ...................................................        (1)           (8)          (54)
   Sale of treasury stock for stock option exercises ............................         5            --             9
   Dividends (includes $27 dividend paid to minority shareholders in 2004 .......        --          (164)         (763)
                                                                                    -------       -------       -------
   Net cash provided by (used in) financing activities ..........................        16          (282)       (2,329)
                                                                                    -------       -------       -------
   Net increase in cash and cash equivalents ....................................       195           342         1,481
                                                                                    -------       -------       -------
   Effect of exchange rate changes on cash ......................................         5            23           254
                                                                                    -------       -------       -------
CASH AND CASH EQUIVALENTS:

   At the beginning of the year .................................................       195           395           760
                                                                                    -------       -------       -------
   At the end of the year .......................................................   $   395       $   760       $ 2,495
                                                                                    =======       =======       =======

               See notes to the consolidated financial statements

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

                                                             YEAR ENDED DECEMBER 31,
                                                             -----------------------
                                                           2002        2003        2004
                                                          ------      ------      ------
                                                            (MILLIONS OF U.S. DOLLARS)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

  CASH PAID DURING THE YEAR FOR:
  Interest - net of amounts capitalized                   $  220      $  201      $  253
  Income taxes                                                64          30         454

  NON-CASH ACTIVITY:
  Deferred taxes related to comprehensive income items       153          51          46

  ASSET RETIREMENT IMPACT ON:
    Property                                                  --           9          --
    Debt                                                      --          19          --
  Cash dividends declared but not paid                        --          --       1,650
  ROS capital contributions                                   --           1          24

               See notes to the consolidated financial statements

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 1: NATURE OF BUSINESS AND BASIS OF PRESENTATION

NATURE OF BUSINESS
Mittal Steel Company N.V. ("Mittal Steel") or ("Company"), formerly Ispat International N.V., together with its subsidiaries, is a manufacturer of steel and steel related products. Mittal Steel owns and operates manufacturing facilities in the United States of America ("U.S."), Mexico, Canada, Trinidad and Tobago ("Trinidad"), Germany, France, Republic of Kazakhstan, the Republic of Algeria, the Republic of Romania, the Czech Republic, the Republic of Poland, the Republic of South Africa, the Republic of Macedonia and Bosnia and Herzegovina.

These manufacturing facilities, each of which includes its respective subsidiaries, are referred to herein as the "Operating Subsidiaries".

On December 17, 2004, Ispat International N.V. completed its acquisition of Mittal Holdings N.V., formerly LNM Holdings N.V. and changed its name to Mittal Steel Company N.V. As Ispat International and LNM Holdings N.V. are affiliates under common control, the acquisition of LNM Holdings N.V. is accounted for on the basis of common control accounting, which is similar to a previously permitted method of accounting known as a "pooling-of-interests". These consolidated financial statements reflect the financial position for those assets and liabilities and results of operations for Mittal Steel from the accounts of Ispat International and LNM Holdings N.V., as though Mittal Steel had been a stand alone legal entity during the periods presented herein. These consolidated financial statements have been prepared using the historical basis in the assets and liabilities and the historical results of operations relating to Ispat International N.V. and LNM Holdings N.V. based on the separate records maintained for each of these businesses.

In connection with changing its corporate name from Ispat International N.V. to Mittal Steel Company N.V., Mittal Steel is also changing the corporate names of certain of its subsidiaries. Set forth below are certain of Mittal Steel's subsidiaries, listed by jurisdiction of organization, indicating the former name of the subsidiary, the current/contemplated new name of the subsidiary and the abbreviations used herein. Certain of the name changes have been affected, but Mittal Steel anticipates completing this process in the second quarter of 2005. For the purposes of this Annual Report, the new name or abbreviated names will be used where applicable.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

COUNTRY              FORMER NAME OF             CURRENT/CONTEMPLATED            ABBREVIATIONS
                     SUBSIDIARY                 NEW NAME OF SUBSIDIARY
Algeria              Ispat Annaba Spa           Mittal Steel                    Mittal Steel Annaba
                     ("Ispat Annaba")           Annaba Spa
                     Ispat Tebessa Spa          Mittal Steel                    Mittal Steel Tebessa
                     ("Ispat Tebessa")          Tebessa Spa

Bosnia and           RZR Ljubija a.d.           Mittal Steel                    Mittal Steel Zenica
Herzegovina                                     Zenica a.d.
Canada               Ispat Sidbec Inc.          Mittal Canada Inc.              Mittal Canada
                     ("Ispat Sidbec")
Czech Republic       Ispat Nova Hut a.s.        Mittal Steel                    Mittal Steel Ostrava
                     ("Ispat Nova Hut")         Ostrava a.s.
                     Valcovni Plechu a.s.       Mittal Steel                    Mittal Steel Frydek
                                                Frydek a.s.
                     Ispat Jakl Karvina a.s.    Mittal Steel                    Mittal Steel Karvina
                                                Karvina a.s.
United Arab          LNM Marketing FZE          Mittal Steel                    Mittal Steel Marketing
Emirates (Dubai)     ("LNM Marketing")          Marketing FZE
France               Ispat Unimetal S.A         Mittal Steel                    Mittal Steel Gandrange
                     ("Unimetal")               Gandrange S.A.
                     Trefileurope S.A.          Trefileurope S.A.               Trefileurope
Germany              Ispat Hamburger            Mittal Steel                    Mittal Steel Hamburg
                     Stahlwerke GmbH            Hamburg GmbH
                     ("Ispat Hamburg"
                     or "IHSW")
                     Ispat Stahlwerk            Mittal Steel                    Mittal Steel Ruhrort
                     Ruhrort GmbH               Ruhrort GmbH
                     ("ISRG")
                     Ispat Walzdraht            Mittal Steel                    Mittal Steel Hochfeld
                     Hochfeld GmbH              Hochfeld GmbH
                     ("IWHG")
Kazakhstan           Ispat Karmet OJSC          Mittal Steel                    Mittal Steel Temirtau
                     ("Ispat Karmet")           Temirtau OJSC
Luxembourg           Ispat Europe               Mittal Steel                    Mittal Steel Europe
                     Group S.A.                 Europe S.A.
                     ("Ispat Europe
                     Group" or "IEG")
Macedonia            RZ Ladna Valavnica a.d.    Mittal Steel                    Mittal Steel Skopje
                                                Skopje (CRM) a.d.
                     RZ Valavnica               Mittal Steel
                     za Lenti a.d.              Skopje (HRM) a.d.


Mexico               Ispat Mexicana,            Mittal Steel                    Mittal Steel Lazaro or Imexsa
                     S.A. de C.V.               Lazaro Cardenas
                     ("Ispat Mexicana"          S.A. de C.V.
                     or "Imexsa")
Poland               Ispat Polska S.A.          Mittal Steel                    Mittal Steel Poland
                     ("Ispat Polska")           Poland S.A.
Romania              Ispat Sidex S.A            Mittal Steel                    Mittal Steel Galati
                     ("Ispat Sidex")            Galati S.A.
                     Ispat Petrotub             Mittal Steel                    Mittal Steel Roman
                     S.A ("Ispat Petrotub")     Roman S.A.
                     Ispat Tepro S.A            Mittal Steel                    Mittal Steel Iasi
                     ("Ispat Tepro")            Iasi S.A.
                     S.C. Siderurgica S.A       Mittal Steel                    Mittal Steel Hunedoara
                                                Hunedoara S.A.
South Africa         Ispat Iscor                Mittal Steel                    Mittal Steel South Africa
                     Limited                    South Africa Limited
                     ("Ispat Iscor")
Trinidad             Caribbean Ispat            Mittal Steel                    Mittal Steel Point Lisas
and Tobago           Limited ("CIL")            Point Lisas Limited
United               Ispat Inland Inc.          Ispat Inland Inc.               Ispat Inland or Inland
States of America    ("Ispat Inland")

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

ORGANIZATION

Mittal Steel is formed and organized under the laws of the Netherlands to hold directly or indirectly certain subsidiaries involved in the steel manufacturing activities described above. Mittal Steel has no manufacturing operation of its own and its major assets are interests in the common and preferred stock of the Operating Subsidiaries.

BASIS OF PRESENTATION

The consolidated financial statements, which include the accounts of Mittal Steel and its operating subsidiaries, all of which are controlled by Mittal Steel, have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("US GAAP"). Intercompany balances and transactions have been eliminated in consolidation.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statement", which requires the consolidation by a business enterprise of variable interest entities, if the business enterprise is the primary beneficiary. The FASB has amended FIN 46, now known as FIN 46 Revised December 2003 ("FIN 46(R)"). For the purpose of analyzing investments in potential variable entities formed after January 31, 2003, the Company has applied the provisions of FIN 46 and FIN 46(R) as of January 1, 2004. For the purpose of analyzing potential variable interest entities previously defined as special purpose entities ("SPE's") created before February 1, 2003; the Company has applied the provisions of FIN 46 and FIN 46(R) for the period beginning January 1, 2004. The Company has also applied the provisions of FIN 46 and FIN 46(R) in determining whether the Company holds potential interest in variable interest entities not previously defined as SPE's for the period ended December 31, 2004. The adoption of FIN 46(R) did not have a material impact on the Company's consolidating financial position, results of operations or cash flows.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

The principal subsidiaries of Mittal Steel included in the consolidated financial statements are as follows:

COMPANY                                               LOCATION                            OWNERSHIP PERCENTAGE
Caribbean Ispat Limited                               Trinidad                                   100.0%
Ispat Mexicana, S.A. de C.V.                          Mexico                                     100.0%
Ispat Sidbec Inc.                                     Canada                                     100.0%
Ispat Hamburger Stahlwerke GmbH                       Germany                                    100.0%
Ispat Stahlwerke Ruhrort GmbH and
Ispat Walzdraht Hochfeld GmbH                         Germany                                    100.0%
Ispat Inland Inc.                                     U.S.                                       100.0%
Ispat Unimetal S.A. (including Society
Metallurgique de Revigny S.N.C.)                      France                                     100.0%
Trefileurope S.A.                                     France                                     100.0%
Ispat Karmet OJSC                                     Kazakhstan                                 100.0%
LNM Marketing FZE                                     Jebel Ali Free Zone,
                                                      United Arab Emirates                       100.0%
BH Steel Zelgezara Zenica LLC                         Bosnia and Herzegovina                     100.0%
S.C. Ispat Sidex S.A.                                 Romania                                    99.4%
Ispat Polska Stali                                    Poland                                     97.4%
RZ Ladna Valavnica AD                                 Macedonia                                  88.3%
S.C. Siderurgica S.A                                  Macedonia                                  77.3%
Ispat Nova Hut a.s.                                   Czech Republic                             75.7%
S.C. Ispat Tepro S.A.                                 Romania                                    70.8%
Ispat Annaba Spa                                      Algeria                                    70.0%
Ispat Tebessa Spa                                     Algeria                                    70.0%
S.C. Ispat Petrotub S.A.                              Romania                                    69.8%
RZR Ljubija a.d.                                      Bosnia and Herzegovina                     51.0%
Ispat Iscor Limited                                   South Africa                               50.1%(1)

(1)As more fully discussed in note 3, in June 2004 the Company purchased 2,000 additional shares in Ispat Iscor, raising its ownership percentage in Ispat Iscor to slightly over 50%. The Company has consolidated Ispat Iscor since January 1, 2004 as the Company obtained majority control in 2004. Prior to this date, the Company's investment in Ispat Iscor was accounted for using the equity method of accounting.

FOREIGN CURRENCY TRANSLATION AND TRANSLATION OF FINANCIAL STATEMENTS

The records of each of Mittal Steel's operating subsidiaries are maintained in the currency of the country in which the operating subsidiary is located, using the statutory or generally accepted accounting principles of such country. For consolidation purposes, the financial statements that result from such records have been translated to conform to US GAAP and converted into U.S. Dollars, the reporting currency. The functional currency of each of the operating subsidiaries is the U.S. Dollar, except for Ispat Sidbec, Inc., Ispat Nova Hut, Ispat Iscor, Ispat Polska, Ispat Tepro, Ispat Petrotub, Ispat Siderurgica, Ispat Europe Group S..A. and the operating subsidiaries in the Republic of Macedonia and in Bosnia and Herzegovina whose functional currency is the local currency. Prior to October 1, 2004 the Romanian economy was considered highly inflationary. The records of Ispat Tepro, Ispat Petrotub and Ispat Siderurgica were remeasured as if its functional currency was the reporting currency for periods prior to October 1, 2004. Upon consolidation, the results of operations of Mittal Steel's subsidiaries and affiliates whose functional currency is other than the U.S. Dollar are translated into U.S. Dollars at average exchange for the year and assets and liabilities are translated at year-end exchange rates. Translation adjustments are presented as a separate component of other comprehensive income ("OCI") in the Consolidated Financial Statements and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or affiliated company. Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at the rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the statements of income.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

CASH AND CASH EQUIVALENTS

Cash equivalents represent highly liquid investments with original maturities of three months or less.

RESTRICTED CASH

Restricted cash represents the required collateral with various banks as margin for revolving letters of credit and guarantees.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains an allowance for doubtful accounts at an amount it considers to be a sufficient estimate of losses resulting from the inability of its customers to make required payments. An allowance is recorded and charged to expense when an account is deemed to be uncollectible. In judging the adequacy of the allowance for doubtful accounts, the company considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables. Recoveries of trade receivable previously reserved in the allowance are credited to income.

INVENTORIES

Inventories are carried at the lower of cost or market value. Cost is determined using the first in, first out ("FIFO") method and average cost method, which approximates FIFO. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost inclusive of freight, shipping and handling costs.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. All property, plant and equipments except land are depreciated using the straight line method over the useful lives of the related assets, ranging from 10 to 50 years for buildings and improvements and 2 to 45 years for machinery and equipment. Major improvements, which add to productive capacity or extend the life of an asset, are capitalized, while repairs and maintenance are charged to expense as incurred. Property, plant and equipment under construction are recorded as construction in progress until they are ready for their intended use; thereafter they are transferred to the related category of property, plant and equipment and depreciated over their estimated useful lives. Interest during construction is capitalized to property, plant and equipment under construction until the assets are ready for their intended use. Gains and losses on retirement or disposal of assets are determined as the difference between net disposal proceeds and carrying amount and are reflected in the statement of operations. The cost of coal-production assets are depreciated on a unit-of-production basis. The rate of depreciation is determined based on the rate of depletion of the proven developed reserves in the coal deposits mined. Proven developed reserves are defined as the estimated quantity of product which can be expected to be profitably extracted, processed and used in the production of steel under current and foreseeable economic conditions.

NEGATIVE GOODWILL

The Company has historically purchased under-performing steel assets, principally those involved in various privatization programs in former government controlled economies. Businesses with these characteristics typically have been purchased for an amount that does not exceed net asset fair value, thus producing negative

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

goodwill for accounting purposes. The Company accounts for its negative goodwill in accordance with FASB Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations". SFAS 141 requires that in a business combination in which the fair value of the identifiable net assets acquired exceeds the cost of the acquired business, the excess over cost (i.e., negative goodwill) reduces, on a pro rata basis, amounts assigned to acquired non-current assets, with certain exceptions. Any excess negative goodwill remaining after reducing the amounts that would have been assigned to the assets acquired to zero would be recognized as an extraordinary gain.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets held and used by Mittal Steel are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If the undiscounted future net cash flows are less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

INVESTMENT IN AFFILIATES AND JOINT VENTURES

Investments in majority owned affiliates and joint ventures, where control does not exist and 20% to 50% owned affiliates and joint ventures in which Mittal Steel has the ability to exercise significant influence, are accounted for under the equity method of accounting whereby the investment is carried at cost of acquisition, plus Mittal Steel's equity in undistributed earnings or losses since acquisition, less dividends received.

Investment in affiliates and others, over which the Company and/or its subsidiaries do not have the ability to exercise significant influence and have a readily determinable fair value, are accounted for at fair value with any realized gain or loss included in other comprehensive income. To the extent that these investments do not have a readily determinable fair value, they are accounted for under the cost method.

Mittal Steel periodically reviews all of its investments in affiliates and joint ventures for which fair value is less than cost to determine if the decline in value is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. The amount of any write-down is included in other operating expenses.

DEBT ISSUANCE COSTS

Debt issuance costs, which are included in other assets, are stated at cost and amortized over the life of the related debt using the effective interest method. Amortization of debt issuance costs is included in interest expense, which is a component of financing costs, or alternatively, capitalized as borrowing costs on qualifying assets where applicable.

DIVIDEND PAYABLE

Dividends payable are recorded as a liability and reduction of retained earnings when declared.

RETIREMENT BENEFITS

The measurement of pension and post-retirement benefit liabilities is based upon the projected unit credit method in accordance with Statement of Financial Accounting Standards 87 ("SFAS 87"), "Employers' Accounting for Pensions", and SFAS 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions", respectively. As permitted under SFAS 87 and SAFS 106, changes in the amount of either the projected benefit obligation (for pensions plans), the accumulated benefit obligation (for other post-retirement plans) or differences between actual and expected return on plan assets and from changes in assumptions, can result in gains and losses not yet recognized in the Company's consolidated financial statements.

The expected return on the plan assets is determined based on the expected long-term rate of return on plan assets and the fair value or market related value of that plan's assets. Amortization of an unrecognized net gain or loss is included as a component of the Company's net periodic benefit plan cost for a year if, as of

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation (for pension plans) or the accumulated post-retirement benefit obligation (for other post-retirement plans) or (2) the fair value or market-related value of that plan's assets. In such case the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

The Company elected retroactive application as of January 1, 2004 to account for subsidies provided under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Act"). Under certain conditions, the Medicare Act provides for subsidies related to post-retirement healthcare benefits that reduce the accumulated post-retirement benefit obligation ("APBO") of companies in the United States. For more information regarding the impact of the Medicare Act, see the Company's consolidated financial statements.

REVENUE RECOGNITION

Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred to customers, the sales price is fixed and determinable, collectibility is reasonably assured, and title and risks of ownership have passed to the buyer. The Company recognizes revenue upon shipment or upon delivery, depending upon shipping terms of the transaction and when delivery is deemed to have occurred.

SHIPPING AND HANDLING COSTS

Mittal Steel classifies all amounts billed to a customer in a sale transaction related to shipping and handling costs as sales and all other shipping and handling costs as cost of sales.

FINANCING COSTS

Financing costs include interest, amortization of discounts or premiums on borrowings, amortization of costs incurred in connection with the arrangement of borrowings and net gain or loss from foreign exchange on translation of long-term debt, net of unrealized gains and losses on foreign exchange contracts.

RESEARCH AND DEVELOPMENT COSTS AND ADVERTISING COSTS

Research and development costs and advertising costs are expensed as incurred and are not material in any period presented.

ENVIRONMENTAL COSTS

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction, are expensed. Liabilities are recorded when environmental assessments and or remedial efforts are probable, and the cost can be reasonably estimated based on ongoing engineering studies, discussions with the environmental authorities and assumptions as to the areas that may have to be remediated along with the nature and extent of the remediation that may be required. The ultimate cost to Mittal Steel is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or reliably determinable.

INCOME TAXES

The provision for income taxes includes income taxes currently payable or receivable and those deferred. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for the estimated future effects of tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period in which the changes are enacted. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative instruments are utilized by Mittal Steel to manage its exposure to commodity prices, fluctuations in foreign exchange risks, and interest rates. Mittal Steel has established a control environment, which includes policies and procedures for risk assessment and the approval and monitoring of derivative instrument activities. Mittal Steel does not enter into foreign currency hedging contracts related to its investment in affiliated companies. The Company and its subsidiaries selectively use various financial instruments, primarily forward exchange contracts, interest rate swaps and commodity future contracts, to manage exposure to price fluctuations.

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in OCI and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. Gains and losses related to financial instruments that are utilized to manage exposures to fluctuations in the cost of energy and raw materials used in the production process are recognized as a part of the cost of the underlying product when the contracts are closed.

EARNINGS PER COMMON SHARE

Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. The computation of diluted earnings per common share is similar to basic earnings per common share, except that diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of Mittal Steel.

STOCK OPTION PLAN

In 1999, the Company established the Ispat International N.V. Global Stock Option Plan (the "Ispat Plan"), which are described more fully in note 13. Awards under the Company's plans vest over three years. Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in 2001 and 2002 net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), prospectively to all employee awards granted, modified, or settled after January 1, 2003. This prospective adoption of the fair value provisions of SFAS 123 is in accordance with the transitional provisions of SFAS No. 148, "Accounting for Stock-Based Compensation" ("SFAS 148") issued in December 2002 for recognizing compensation cost of stock options. There were no stock options granted, modified or settled during 2004 and accordingly, no compensation expense has been recognized in 2004.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

SFAS 148 also requires that if awards of stock-based employee compensation were outstanding and accounted for under the intrinsic value method of Opinion 25 for any period in which an income statement is presented, a tabular presentation is required as follows:

                                                                         YEAR ENDED DECEMBER 31
                                                                      2002       2003       2004
                                                                    ------     ------     ------
Net income, as reported                                             $  595     $1,182     $4,701
Add: Stock-based employee compensation expense
included in reported net income, net of related tax effects             --         --         --
Deduct: Total stock-based employee compensation expense
determined under fair value based method for all awards, net of          3          1          1
related tax effects
Pro forma net income                                                $  592     $1,181     $4,700
EARNINGS PER SHARE:
Basic and diluted - as reported                                     $ 0.92     $ 1.83     $ 7.31
Basic and diluted - pro forma                                         0.92       1.83       7.31

SEGMENT REPORTING

Mittal Steel operates in a single business segment, which is composed of the manufacturing of semi-finished and finished steel products.

RECENT ACCOUNTING PRONOUNCEMENTS

EITF 03-1

In March 2004, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides a three-step impairment model for determining whether an investment is other-than-temporarily impaired and requires the Company to recognize such impairments as an impairment loss equal to the difference between the investment's cost and fair value at the reporting date. The Company believes that the adoption of EITF 03-1 will not have a material effect on its consolidated financial statements.

FSP 106-2

In May 2004, the FASB issued FASB Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003". This FSP supersedes FSP No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" which was issued by the FASB in January 2004. FSP No. 106-2 provides specific guidance on accounting for the effects of the Act for employers sponsoring post-retirement health care plans that provide certain prescription drug benefits. Additionally, this guidance allows companies who elected to follow the deferral provisions of FSP No. 106-1, and whose prescription drug benefit plans are actuarially equivalent to the benefit to be provided under Medicare Part D, to either reflect the effects of the federal subsidy to be provided by the Act in their financial statements on a prospective basis or a retroactive basis. The Company determined that at the U.S. Operating Subsidiary, the prescription drug benefit provided by the U.S. Operating Subsidiary's post-retirement benefit plan as of the date of the Act's enactment was at least actuarially equivalent to those of Medicare Part D and, accordingly, the Company will be entitled to the federal subsidy when it begins in calendar year 2006. On July 1, 2004, the Company adopted the provisions of FSP No. 106-2, and applied these provisions on a retroactive basis effective January 1, 2004. The U.S. Operating Subsidiary calculated the effect of the Medicare subsidy on its APBO as of December 8, 2003, the date of the Act's enactment (all other actuarial assumptions determined as of November 30, 2003 were not changed). Based on this calculation, the Company recognized the effects of the Medicare subsidy on its net periodic post-retirement benefit costs which reduced this expense by $6 for the year ended December 31, 2004. Accordingly, the accumulated post-retirement benefit obligation was reduced by $69 as a result of this subsidiary. Other factors including the discount rate and other actuarial assumptions mitigated the gain, resulting in an ending benefit obligation of $882 at December 31, 2004 as a result of this subsidy.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

SFAS 151

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" ("SFAS 151"). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005. The company currently believes that the adoption of SFAS 151 will not have a material effect on its consolidated financial statements.

SFAS 153

In November 2004, the FASB issued SFAS No. 153 "Exchange of Nonmonetary Assets - An Amendment of APB Opinion No. 29" ("FAS 153"). The provisions of this statement are effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance - that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Company currently believes that the adoption of FAS 153 will not have a material effect on its consolidated financial statements.

EITF 03-13

In November 2004, the EITF reached a consensus on Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations" ("EITF 03-13"). The guidance should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The Company currently believes that the adoption of EITF 03-13 will not have a material effect on its consolidated financial statements.

SFAS 123R

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123(R)), "Share-Based Payment," SFAS No. 123(R) replaces SFAS No. 123, "Accounting for stock Issued to Employees," and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees". SFAS 123(R) requires that compensation costs relating to share-based payment transactions be recognized in the consolidated financial statements. Compensation costs will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) is effective as of the first interim or annual reporting period that begins after June 15, 2005. The Company is currently evaluating the provisions of SFAS 123(R) and has not yet determined its impact on the Company's financial condition, results of operations and cash flows.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 3: ACQUISITIONS

A key element of the Company's strategy is to achieve growth through acquisitions. The acquisitions provide for more significant presence in economies that are expected to experience above average growth in steel consumption.

On January 31, 2003, the Company acquired 7,710,973 existing shares and 924,384 newly issued shares of Ispat Nova Hut, representing 69.7% of the total issued share capital of Ispat Nova Hut, as well as certain of its debts for $52 under an agreement with Fond narodniho majetku Ceske republiky ("FNM"). Ispat Nova Hut, operating in the Czech Republic, is in the business of production and sale of steel products and also owns various ancillary businesses to support the steel business. The Company acquired a further 573,294 shares of Ispat Nova Hut, representing 4.6% of the total issued share capital of Ispat Nova Hut, under a public offer, on November 21, 2003 for approximately $6. The minority interest and negative goodwill has been adjusted accordingly, as shown below. During 2004, the Company acquired an additional 1.38% of the outstanding shares of Ispat Nova Hut. The transaction was accounted for as a step acquisition under the purchase method. The purchase price of these shares was approximately $11 which was paid from internally generated funds. As of December 31, 2004, the Company has an option, subject to certain restrictions for the purchase of 8.6% of the outstanding share capital of Ispat Nova Hut. The excess of the acquisition cost over the fair value of the net assets purchased was approximately $4. The results of Ispat Nova Hut have been included in the consolidated financial statements since January 31, 2003. The valuation of acquired assets and liabilities has been completed and such amounts are reflected in the consolidated financial statements as of December 31, 2003 and 2004.

On July 9, 2003, the Company acquired 5,782,596 shares of Ispat Tepro, which is in the business of production and sale of steel products in the Republic of Romania, representing 70.8% of its total issued capital, for $0.8 under an agreement with the Authority for Privatization and Management of State Holdings ("APAPS"). The Company has paid $0.3 with the balance $0.5 payable at the end of 18 months. The Company also has an option to acquire additional shares under a debt equity swap for $0.8, which will, if exercised, increase the shareholding of the Company in Ispat Tepro to approximately 83%. The results of Ispat Tepro have been included in the consolidated financial statements since the date of acquisition. The Company has completed its valuation of the acquired assets and liabilities during 2004 and such amounts are reflected in the consolidated financial statements as of December 31, 2004.

The Company acquired an additional 59,981,037 shares of Ispat Sidex, representing 7.8% of the total issued share capital of Ispat Sidex, under a compulsory offer, closed on September 23, 2003 for $26, increasing the Company's ownership to 99.4%. The Company acquired its initial ownership in 91.6% of Ispat Sidex's total issued outstanding share capital in November 2001. The acquisition of the minority interest was accounted for under the purchase method of accounting and resulted in negative goodwill of $35. The negative goodwill has been allocated to the fair value of the tangible fixed assets acquired. Ispat Sidex is located in the Republic of Romania and is in the business of production and sale of steel and steel related products. The Company completed its valuation of the acquired assets and liabilities during 2003 and such amounts are reflected in the consolidated financial statements as of December 31, 2003 and 2004.

On December 19, 2003, the Company acquired 10,077,565 shares of Ispat Petrotub, which is in the business of production and sale of steel products in the Republic of Romania, representing 69.8% of the total issued capital of Ispat Petrotub, for $6 under an agreement with APAPS. The Company has paid $2 and the remaining balance of $4 is payable at the end of 18 months. The results of Ispat Petrotub have been included in the consolidated financial statements since the date of acquisition. The Company has completed its valuation of the acquired assets and liabilities during 2004 and such amounts are reflected in the consolidated financial statements as of December 31, 2004.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

On March 5, 2004, the Company acquired a 69% interest in the total issued capital of Polskie Huty Stali Spoka Akcyjna ("PHS"), a steel manufacturing company in the Republic of Poland, from the State Treasury of the Republic of Poland. In conjunction with the acquisition of the controlling interest in PHS, the Company irrevocably committed to purchase an additional 25% interest by December 2007. Simultaneously, the Polish state authorities, who currently hold these shares, have irrevocably committed to sell this additional 25% interest in PHS to the Company. Because the irrevocable commitments transfer operational and economic control of these remaining shares, it has been accounted for as an acquisition of the remaining shares, with a liability recorded equal to the fair value of the guaranteed payments. As of the acquisition date, the Company's total effective ownership percentage in PHS was 94.0%. The total purchase price for PHS, including acquisition costs, was $519, which was funded though a combination of cash, debt and the liabilities recorded under the acquisition agreement. The results of PHS have been included in the consolidated financial statements since March 2004. The Company has also committed to make capital expenditures of $662 over a period ending by December 2009. Subsequent to acquisition of the controlling interest in PHS, the Company renamed PHS to Ispat Polska Stali. In addition, the Company increased its ownership percentage to 97.4% at December 31, 2004 through the purchase of additional shares held by current and former employees for cash consideration of $26. The acquisition of the minority interest was accounted for under the purchase method of accounting. Ispat Polska, one of the largest steel producers in Central and Eastern Europe, produces a wide range of steel products and owns various ancillary businesses to support the steel business. The Company has completed its valuation of the acquired assets and liabilities during 2004.

On December 10, 2004, the Company acquired a 51% interest in BH Steel Zeljezara Zenica LLC ("BH Steel"), a steel manufacturing company located in Bosnia and Herzegovina, for $80 from the Government of the Federation of Bosnia and Herzegovina and Kuwait Consulting & Investment Co. ("KCIC"). In conjunction with the acquisition of the controlling interest in BH Steel, the Company irrevocably committed to purchase the additional 49% interest in the total outstanding capital by November 2006. Simultaneously, KCIC, which holds these shares at December 31, 2004, has irrevocably committed to sell this 49% interest in BH Steel to the Company for $98. Because the irrevocable commitments transfer operational and economic control of these remaining shares, it has been accounted for as an acquisition of the remaining shares, with a liability recorded equal to the fair value of the guaranteed payments. As of the acquisition date, the Company's total effective ownership percentage in BH Steel was 100%. The results of BH Steel have been included in the consolidated financial statements since December 2004. On February 9, 2005, the Company received notice that KCIC was exercising its put option under the agreement and thereby selling its stake to the Company for $98. In connection with the acquisition, the Company has committed to make capital expenditures of $135 over a 10 year period. The Company is in the process of finalizing its valuation for certain assets of BH Steel to assist it in allocating the purchase price to the individual assets acquired and liabilities assumed. The preliminary allocation of the purchase price included in the current period balance sheet is based on the Company's current best estimate and is subject to revision based on final determination of fair value. The Company anticipates that the valuation will be completed prior to the anniversary date of the BH Steel acquisition. This may result in adjustments to the purchase price allocation for BH Steel.

The above acquisitions were all accounted for by the purchase method of accounting. The purchase price was allocated based on the estimated fair values of the assets acquired and the liabilities assumed.

With respect to the above acquisitions, the table presented below summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. Based on the difference between the purchase price (including acquisition costs) and the fair value to the assets acquired and the liabilities assumed, based on exchange rates at the acquisition dates, the negative goodwill is treated as disclosed below.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

                                  ---------------------------------------------------------------------------------
                                              2003 ACQUISITIONS                               2004 ACQUISITIONS
                                   ISPAT             ISPAT             ISPAT            ISPAT
                                  NOVA HUT           TEPRO            PETROTUB          POLSKA             BH STEEL
                                  ---------------------------------------------------------------------------------
Current assets                    $   476           $     5           $    27           $   864           $   127
Property, plant &                     968                 7                58             1,758               216
equipment
Other assets                           24                 1                --                52                 1

                                  ---------------------------------------------------------------------------------
Total Assets                      $ 1,468           $    13           $    85           $ 2,674           $   344
                                  ---------------------------------------------------------------------------------

Current liabilities               $   287           $     9           $    46           $   669           $    31
Long term loan                        282                --                20                48                38
Other long term                        14                --                 2               337                12
liabilities
Deferred tax liabilities               12                --                --                90                --
Minority interest                      11                --                --                34                --

                                  ---------------------------------------------------------------------------------
Total Liabilities                     606                 9                68             1,178                81
                                  ---------------------------------------------------------------------------------
Total Net Assets                  $   862           $     4           $    17           $ 1,496           $   263
                                  ---------------------------------------------------------------------------------

Minority interest                 $   121           $     1           $     5           $    91           $    --
Net assets acquired                   741                 3                12             1,405               263
Purchase price                        (58)               (1)              (11)             (519)             (178)
                                  ---------------------------------------------------------------------------------
Negative Goodwill                 $   683           $     2           $     1           $   886           $    85
                                  =================================================================================

In the consolidated financial statements, the negative goodwill balances reduced the value, on a pro-rata basis, of non-current assets acquired, primarily property, plant and equipment acquired, in accordance with FAS 141.

ACQUISITION OF ISPAT ISCOR

On June 9, 2004 after obtaining the necessary shareholder and the Republic of South Africa Competition Tribunal approvals, the Company purchased an additional 2,000 shares in Ispat Iscor (formerly Iscor Limited) on the open market. The 2004 purchase increased the Company's 49.99% ownership in the outstanding share capital of Ispat Iscor at December 31, 2003 to greater than 50%, and provided the Company with effective control over Ispat Iscor's operations. The Company had historically accounted for Ispat Iscor under the equity method of accounting. A publicly traded company whose shares trade on the JSE Securities Exchange, South Africa, Ispat Iscor is an integrated steel producer in the Republic of South Africa and is comprised of four steel plants and a metallurgical by-products processing division. The Company has included the results of operations of Ispat Iscor in its Consolidated Statements of Income for the year-ended December 31, 2004 as though it had been acquired at the beginning of the year and deducted the pre-acquisition earnings as part of the Company's minority interest.

The Company's investment in Ispat Iscor was accounted for under the equity method of accounting from 2001 through 2003, and each of the Company's investments in the outstanding shares of Ispat Iscor were accounted for as a step acquisition under the purchase method of accounting. During 2001, the Company

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

made an initial 8.26% investment in the outstanding shares of Ispat Iscor, increasing its ownership percentage in both 2002 and 2003 through additional share purchases on the open market and as part of a rights issue by Ispat Iscor. The accounting treatment of the additional investment was in accordance with Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB 18"). Accordingly, in 2002 the Company retroactively restated its investment in Iscor on the equity method of accounting and recorded its ownership percentage of Iscor's income which amounted to $95 in 2002 and $112 in 2003. At December 31, 2003, the Company had a recorded equity-method investment in Ispat Iscor of $581.

In accordance with FAS 141, the acquisition of common shares of Ispat Iscor prior to 2003 resulted in negative goodwill of $118 and $38 in 2002 and 2001, respectively, based on the exchange rates at the acquisition dates. The negative goodwill has been allocated to the underlying acquired non-current assets, primarily property, plant and equipment, on a pro rata basis. Accordingly, the related impact on depreciation on the Company's allocated share of Ispat Iscor's property, plant and equipment has been adjusted, which is reflected in the income from equity method investment in the Consolidated Statements of Income for the years 2002 and 2003. The related impact on depreciation in 2004 is reflected in depreciation expense. The acquisition of common shares of Ispat Iscor in 2003 resulted in goodwill of $78, based on exchange rates at the acquisition dates. The purchase of the 2,000 additional shares in 2004 had no material impact on goodwill.

The allocation of the total purchase price of Ispat Iscor resulted in the consolidation of total assets of $2,296 and total liabilities of $866. Total assets are comprised of $835 in current assets, $1,220 in property, plant and equipment and other non-current assets, including goodwill, of $241. Total liabilities include $498 in current liabilities and $368 in non-current liabilities. The negative goodwill amounts from each of the step acquisitions reduced the value, on a pro-rata basis, of non-current assets acquired, primarily property, plant and equipment acquired, in accordance with FAS 141.

OTHER 2004 ACQUISITIONS

During 2004, the Company acquired controlling interest and formed a joint venture in various steel manufacturing and mining operations in Eastern Europe for a combined purchase price, including acquisition costs, of $50 and the assumption of certain liabilities of a seller of $52, each based on exchange rates at the acquisition dates. The estimated fair value of assets acquired and liabilities assumed at the date of acquisition was $95. In addition, the Company has committed to certain capital investments over future periods with respect to these acquisitions, which in total are not significant. The results of these entities have been included in the consolidated financial statements since their effective dates of acquisition. The Company is in the process of finalizing its valuations for certain assets to assist in allocating the purchase price to the individual assets acquired and liabilities assumed. The preliminary allocations of the purchase price included in the current period balance sheet are based on the Company's current best estimates and are subject to revision based on final determination of fair values. The Company anticipates that the valuations and other studies will be completed prior to the anniversary date of the acquisitions. This may result in adjustments to the initial purchase price allocation.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

UNAUDITED PRO FORMA RESULTS

The following un-audited pro forma data for the Company includes the results of operations of Ispat Nova Hut, Ispat Tepro, Ispat Petrotub, Ispat Polska, Ispat Iscor, BH Steel and the Company's other 2004 acquisitions, as discussed above, as if the acquisitions had been consummated as the beginning of 2003. The unaudited pro forma data is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations.


                                                     ---------------------------
                                                              UNAUDITED
                                                     PRO FORMA         PRO FORMA
                                                        2003             2004
                                                     ---------------------------
Sales                                                 $14,724          $22,818
Net Income                                              1,307            4,704
Earning per Common share - basic and diluted             2.02             7.32

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 4: INVENTORIES

Inventory, net of allowance for slow moving or obsolete inventory of $146 and $244 at December 31, 2003 and 2004, respectively are comprised of the following at December 31:

                                                         2003            2004
                                                       ------          ------
Finished products                                      $  509          $1,095
Production in process                                     357             996
Raw materials                                             444           1,423
Manufacturing supplies, spare parts and other             277             499
                                                       ------          ------
                                                       $1,587          $4,013
                                                       ======          ======

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

                                      -----------------------------------------------------------------------------------------
                                                                       MACHINERY                           COAL
                                                   BUILDINGS AND          AND        CONSTRUCTION       PRODUCTION
                                         LAND      IMPROVEMENTS        EQUIPMENT      IN PROCESS          ASSETS       TOTAL
                                      -----------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2003

Gross value                           $    131      $  1,140           $  6,048        $    247          $    206     $  7,772
Accumulated depreciation                    --          (518)            (2,475)             --              (125)      (3,118)
                                      -----------------------------------------------------------------------------------------
NET CARRYING VALUE                    $    131      $    622           $  3,573        $    247          $     81     $  4,654
                                      =========================================================================================
BALANCE AT DECEMBER 31, 2004

Gross value                           $    202      $  1,917           $  8,577        $    458          $    234     $ 11,388
Accumulated depreciation                    --          (636)            (3,039)             --              (151)      (3,826)
                                      -----------------------------------------------------------------------------------------
NET CARRYING VALUE                    $    202      $  1,281           $  5,538        $    458          $     83     $  7,562
                                      =========================================================================================

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 6: INVESTMENTS IN AFFILIATES AND JOINT VENTURES

The Company's investments in affiliates and joint ventures, which include joint ventures accounted for using the equity method, are as follows:

                                                                     OWNERSHIP
                                                                     PERCENTAGES
                                                  OPERATING          DECEMBER 31,        TYPE OF            DECEMBER 31,
INVESTEE                                           ACTIVITY              2004           OWNERSHIP       2003             2004
----------------------------------------    ----------------------   ------------     -------------    -------          ------
EQUITY METHOD INVESTMENTS:
LOCATED IN U.S.

Empire Iron Mining Partnership                           Taconite/
(`E.I.M.P.').............................                  Pellets       21%            Partnership    $    --          $  --
PCI Associates...........................          Pulverized coal       50%            Partnership         22             22
I/N Tek(1)...............................             Cold rolling       60%            Partnership         51             62
I/N Kote.................................              Galvanizing       50%            Partnership        141            146

LOCATED IN MEXICO
Consorcio Minero
Benito Juarez                                           Mining and
Pena Colorada S.A. de C.V.                             palletizing
("Pena Colorada").........................                   plant       50%           Common stock          4              13

Servicios Siderurgicos Integrados, S.A.           Port operations,
de C.V. ("Sersiin").......................  lime, industrial gases and engineering
                                                          workshop       50%           Common stock          9               8
LOCATED IN CANADA
Sorevco...................................       Galvanizing plant       50%                Limited          7               7
                                                                                        partnership
Delta Tube................................                   Tubes       40%                Limited          2               1
                                                                                        partnership

LOCATED IN GERMANY
Westfalische Drahtindustrie GmbH ("WDI")...           Wire drawing     33.3%           Common stock         12              15
LOCATED IN SOUTH AFRICA
Ispat Iscor(2)............................. Integrated steel plant    50.01%          Common shares        581               -
Macsteel International Holdings B.V.(3).... Trading activities for
                                                       Ispat Iscor       50%            Partnership         --              93

Other equity method investment.............                     --        --                     --         --              86
                                                                                                       -------          ------
                                                                                                           829             453
                                                                                                       -------          ------
AVAILABLE FOR SALE SECURITY(4):
Equity security                                                                                             44              55
Unrealized gain.............................                    --        --                     --         69             135
                                                                                                       -------          ------
Fair value..................................                    --        --                     --        113             190
                                                                                                       -------          ------

OTHER INVESTMENTS:

Other.......................................                    --        --                     --         25              24
                                                                                                       -------          ------
                                                                                                       $   967          $  667
                                                                                                       =======          ======

(1) I/N Tek, a general partnership formed for a joint venture between the Company and Nippon Steel Corporation ("NSC"), owns and operates a cold-rolling facility. I/N Tek is 60% owned by a wholly owned subsidiary of the Company and 40% owned by an indirect wholly owned subsidiary of NSC. Under the tolling arrangement the Company was charged $142, $137 and $149 for such tolling services for the years ended December 31, 2002, 2003 and 2004, respectively. The Company has rights to the

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

         productive capacity of the facility, except in certain limited circumstances and has an obligation to use the facility for the production of cold rolled steel, under a tolling arrangement with I/N Tek. The Company does not exercise control over I/N Tek as all significant management decisions of the joint venture require agreement by both the partners. Due to this lack of control by the Company, the Company accounts for its investment in I/N Tek under the equity method.

(2) As more fully discussed in note 3, the Company purchased an additional 2,000 shares of Ispat Iscor on June 9, 2004, taking the Company's ownership percentage in the outstanding share capital of Ispat Iscor to greater than 50%. During 2004 Ispat Iscor has been consolidated by the Company. Prior to 2004, the Company accounted for its investment in Iscor on the equity method of accounting. As a publicly traded Company, the Company's investment in Ispat Iscor has an aggregate market value of $965 at December 31, 2003. During 2003 and 2002, the Company recorded its ownership percentage of Ispat Iscor's income which amounted to $112 and $95, respectively. Prior to 2004, the consolidated financial statements of Ispat Iscor were prepared under International Financial Reporting Standards ("IFRS") and reconciled to US GAAP. The income on equity method investments is based on Ispat Iscor's US GAAP results of operations for the years ended December 31, 2003 and 2002. The 2002 and 2003 financial statements of Ispat Iscor, prepared in accordance with IFRS and the accompanying reconciliation to US GAAP, have been restated on November 26, 2004. This restatement had no effect on the US GAAP results of operations or shareholders' equity of Ispat Iscor or the Company in any period presented. In November 2001, the Company entered into a Business Assistance Agreement ("BAA") with Ispat Iscor. The BAA is a performance based agreement which covers a three year period up through December 31, 2004. Under the terms of the BAA, the Company has undertaken to provide Ispat Iscor with business, technical, procurement and marketing assistance, devise operational improvements to sustain annual savings, and invest a minimum of $75 in market purchases of Iscor before March 2003. Remuneration for the Company's business assistance is performance based, linked to a scale of cost savings targets. Settlement was initially provided for by the issue of Ispat Iscor shares, but the BAA was amended in December 2003 to provide for settlement by way of either issue of shares or payment of cash. During 2003, the Company received cash remuneration from Ispat Iscor in the amount of $94, of which $47 was recorded as other income and $47 as income from equity investment to properly eliminate the effect of intercompany transactions in accordance with APB No. 18. During 2004, the Company received $114 in cash remuneration from Ispat Iscor under the BAA, the effects of which have been eliminated upon consolidation after giving effect to minority interest shareholders.

(3) Macsteel International Holdings B.V. ("Macsteel") is an equity method investment owned by Ispat Iscor. Ispat Iscor's steel products are marketed internationally through Macsteel, a joint venture in which the Ispat Iscor holds a non-controlling 50% interest. The Company recognized $51 in equity income from Macsteel in 2004. Transactions between the Company and its operating subsidiaries, Macsteel, as well as with the Company's other equity method investees, have been eliminated as if the investments were a consolidated subsidiary, in accordance with APB No. 18.

(4) At December 31, 2003 and 2004, the Company owns approximately 8.6% of the outstanding shares of Eregli Denirve Fabrikal ("Eregli"), the largest iron and steel producer in the Republic of Turkey. Eregli is publicly traded on the Istanbul Stock Exchange.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

Summary condensed information, in the aggregate, of the Company's investments accounted for using the equity method is disclosed as follows:

                                                                    DECEMBER 31,
                                                        2002            2003            2004
                                                       ------          ------          ------
CONDENSED STATEMENT OF INCOME DATA

Gross revenue........................................  $2,836          $3,734          $2,128
Gross profit.........................................     516             668             150
Net income...........................................     219             297              90

                                         AT DECEMBER 31,
                                       2003            2004
                                      ------          ------
CONDENSED BALANCE SHEET DATA
Current assets......................  $1,181          $  559
Total assets........................   3,801           1,565
Current liabilities.................     886             606
Total liabilities...................   1,671           1,078
Net assets..........................   2,130             487

The U.S. Operating Subsidiary and NSC own and operate another joint venture which consists of a 500,000 ton electro galvanizing line and a 500,000 ton hot-dip galvanizing line adjacent to the I/N Tek facility. I/N Kote, the general partnership formed for this joint venture, is owned 50% by a wholly owned subsidiary of the U.S. Operating Subsidiary and 50% by an indirect wholly owned subsidiary of NSC. The U.S. Operating Subsidiary and NSC each have guaranteed the share of long-term financing attributable to their respective subsidiary's interest in the partnership. I/N Kote had $109 and $81 outstanding under its long-term financing agreement at December 31, 2003 and 2004, respectively. I/N Kote is required to buy all of its cold rolled steel from the U.S. Operating Subsidiary, which is required to furnish such cold rolled steel at a price that results in an annual return on equity to the partners of I/N Kote, depending upon operating levels, of up to 10% after operating and financing costs. This price may be subject to an adjustment ("return on sales adjustment" or "ROS adjustment") if the U.S. Operating Subsidiary's return on sales ("ROS") differs from I/N Kote's ROS, as defined in the Substrate Supply Agreement. As further outlined in the Substrate Supply Agreement, the component (memo account adjustment) of any ROS adjustment which results in negative ROS for I/N Kote will be returned to the U.S. Operating Subsidiary and NSC in an amount prescribed by a formula in the Substrate Supply Agreement if the U.S. Operating Subsidiary's ROS is greater than I/N Kote's ROS in subsequent years. The U.S. Operating Subsidiary recorded sales of cold rolled steel to I/N Kote of $349, $343, and $323 for the years ended December 31, 2002, 2003 and 2004, respectively. Prices of cold rolled steel sold by the U.S. Operating Subsidiary to I/N Kote are determined pursuant to the terms of the joint venture agreement and are based, in part, on operating costs of the partnership. In 2002, 2003 and 2004, the U.S. Operating Subsidiary sold cold rolled steel to I/N Kote at prices that exceeded the U.S. Operating Subsidiary's production costs but were less than the market prices for cold rolled steel products. The U.S. Operating Subsidiary sells all I/N Kote products that are distributed in North America. The U.S. Operating Subsidiary receives a 1% sales commission on I/N Kote sales for which it earned $5 for each of the years ended December 31, 2004, 2003 and 2002.

During 2002, 2003 and 2004, certain conditions (as defined in the Substrate Supply Agreement) were met resulting in either a memo account or ROS adjustment being realized by the U.S. Operating Subsidiary. The U.S. Operating Subsidiary's consolidated financial statements reflect a net adjustment of approximately $2, $7 and ($19) for the years ended December 31, 2002, 2003 and 2004, respectively. The memo account adjustment decreased the aggregate substrate price for 2004 while ROS adjustments increased the aggregate substrate price for 2002 and 2003 resulting in the U.S. Operating Subsidiary's return on sales being equal to the return on sales of I/N Kote. As of December 31, 2004, the balance in the memo account is $10. At December 31, 2003, the U.S. Operating Subsidiary recorded a payable of $1 to I/N Kote for the excess of the ROS adjustment over than the return of capital and annual equity return of the partners. At December 31, 2004, the U.S. Operating Subsidiary recorded a receivable from I/N Kote of approximately $24, representing their portion of the 2004 memo account adjustment and annual equity return.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

During the development of the I/N Tek and I/N Kote joint ventures and to meet ongoing capital needs, the U.S. Operating Subsidiary has loaned money to the joint ventures. These partner loans are included in "Investments in Affiliates and Joint Ventures" in the balance sheet. The outstanding balance of the I/N Tek partner loans was $17 and $16 at December 31, 2003 and 2004, respectively. The U.S. Operating Subsidiary recorded interest income related to the I/N Tek loans of $1 for each of the years ended December 31, 2002, 2003 and 2004, respectively. The outstanding balance of the I/N Kote partner loans was $27 and $22 at December 31, 2003 and 2004, respectively. The U.S. Operating Subsidiary recorded interest income on the I/N Kote loans of $1 for each of the years ended December 31, 2002, 2003 and 2004, respectively. In the fourth quarter of 2002, the terms of each of the I/N Tek and I/N Kote partnerships were extended through December 31, 2021.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 7: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, all of which are affiliates and joint ventures of the Company were as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                        2002            2003            2004
                                                       ------          ------          ------
TRANSACTIONS
PURCHASES OF RAW MATERIAL & OTHERS:

      Pena Colorada..................................  $   33          $   44          $   34
      Sersiin........................................      18              12               9
      E.I.M.P........................................     102             101             153
      PCI Associates (Tolling fee)...................      34              32              57
      Orind Refractories.............................      23              33              46
      Cal. del. Balsas...............................      --              --              16
      I/N Tek (Tolling charges)......................     142             137             149
      Lindsay International Pvt Ltd. ................      20              32              40
      Alkharsh International Pvt Ltd. ...............       2               2              --
       M.G. Odra Gas.................................      --               9               9
      Topham Eisen-und Stahlhandelsges...............      --               1              --
      Corp. del. Balsas..............................       3               2               5
      Thyssen Trade Praha............................      --              21               6
      Trans Ispat....................................      67              --              --
      Czech Slag-Nova Hut............................      --               2              --
      TEGA...........................................      --              --               3
      Polski Koks....................................      --              --             372
      Zaklad.........................................      --              --              40
      Alkat..........................................      --              --              26
      Krakodlew......................................      --              --              18
      Stalprofil.....................................      --              --              12
      Przedsibiorsti.................................      --              --               6
      Other..........................................       3               3              20

SALES:
      Macsteel International Holdings BV.............    $ --            $ --          $1,047
      WDI............................................     100             115             195
      Sorevco........................................      44              43              --
      I/N Kote.......................................     349             343             323
      P.T Ispat Indo/Glacier Trade Centre............       5              20               1
      Alpos..........................................      --              12              18
      M.G. Odra Gas..................................      --               6               7
      Topham Eisen-und Stahlhandelsges...............      --              22              45
      Polish Steel Products..........................      --              --               9
      Sersiin........................................       2              --              --
      TEGA...........................................      --              --               6
      SECO...........................................      --              --               1
      Polski Koks....................................      --              --             325
      Zaklad.........................................      --              --              86
      Alkat..........................................      --              --              21
      Krakodlew......................................      --              --              14
      Stalprofil.....................................      --              --              90
      Valcovnia Plecku...............................      --              --               8
      LK Advisers*...................................       0               0               0
      Consolidated Wire Industries (Pty) Ltd.. ......      --              --              26
      Other..........................................       7              --              13

*Amounts are $0.1, $0.2 and $0.2 for the years 2002, 2003 and 2004

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

                                                    YEAR ENDED DECEMBER 31,
                                                     2003         2004
                                                      ---          ---
RECEIVABLES:
      WDI..........................................   $33          $34
      Macsteel International Holdings B.V..........    --           62
      Orind International..........................     1            1
      I/N Tek......................................    15           16
      I/N Kote.....................................    13           33
      P.T. Ispat Indo/Glacier Trade Centre.........     3            3
      Alpos........................................     7            7
      Nova Hut Hungari.............................     8           --
      Topham Eisen-und Stahlhandelsges.............     1            1
      M.G. Odra Gas................................     3           --
      Corp. del. Balsas............................     1           --
      TEGA.........................................    --            1
      Polski Koks..................................    --           50
      Stalprofil...................................    --           13
      Zaklad.......................................    --           10
      Barmet.......................................    --            2
      Others.......................................     4            8

PAYABLES:
      Pena Colorada................................   $10          $16
      Sersiin......................................    14           22
      PCI Associates...............................     8           15
      Orind Refractories...........................     9           14
      Lindsay International Pvt Ltd. ..............     2            4
      Alkharsh International Pvt Ltd.. ............     1            1
      Bulk Lehar...................................     3            2
      M.G. Odra Gas................................     3            2
      Thyssen Trade Praha..........................     1           --
      Slapmet......................................     6           --
      Corp. Del Balsas.............................    --            3
      Cal. Del Balsas..............................    --            2
      Polski Koks..................................    --           58
      Stalprofil...................................    --           --
      Zaklad.......................................    --            3
      PL Technology................................    --            3
      Krakodlew....................................    --            2
      Other........................................     1            6

LONG TERM DEBT FROM AFFILIATES/SHAREHOLDERS:
      Richmond Investment Holdings Limited..........  $94          $--

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 8: PAYABLE TO BANKS

Payable to banks include borrowings and overdraft.

The Company has the following outstanding under such bank lines, working capital facilities and revolving credit facilities:


                                                                                              AT DECEMBER 31,
                                                                                            2003           2004
                                                                                            -----          ----
Presented under current liabilities (includes overdraft of $95 in 2003 and $65 in 2004)     $ 244          $237

These facilities do not include securitizations and factoring of receivables, which are discussed in note 23.

The credit facilities provide for borrowing at various interest rates and support letters of credit in addition to providing borrowings to fund local working capital requirements at the Operating Subsidiaries. Weighted-average interest rate on the bank lines, working capital facilities and temporary overdrafts ranged from 2.2% to 6.5% in 2003 and 2.0% to 8.7% in 2004.

Certain of the credit facilities contain restrictive covenants that (i) require the Company's subsidiaries to comply with certain financial maintenance tests including the ratio of current assets to current liabilities and the ratio of total liabilities to total capital; (ii) require the maintenance of specified levels of net worth, (iii) prohibit subsidiaries from entering into agreements that restrict their ability to pay dividends and (iv) limit the payment of dividends (see note 11).

Certain of the lines of credit are collateralized by current assets and property, plant and equipment with a net carrying value of $258 at December 31, 2004 (2003: $810).

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 9: DIVIDEND PAYABLE

On October 11, 2004, LNM Holdings declared a dividend of $2,000 to its then sole shareholder The Richmond Investment Holdings Limited. During 2004, LNM Holdings has made dividend payments totalling $350 against this. The Company intends to pay the outstanding amount in 2005.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 10: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses were comprised of the following at December 31:

                                2003            2004
                               ------          ------
Accrued taxes payable........  $  120          $  597
Others.......................     676           1,710
                               ------          ------
                               $  796          $2,307
                               ======          ======


ACCRUE EMPLOYEE TERMINATION COSTS

Prior to the acquisition of the controlling interest is Ispat Polska, Ispat Polska entered into a head count reduction plan in order to comply with the Act on Restructuring of Polish Steel Industry dated August 12, 2001 and Protocol 8 of the Republic of Poland Accession Treaty to the European Union. As part of the acquisition of the controlling interest in Ispat Polska, the Company agreed to provide certain entitlements for personnel whose employment with the Company will be terminated in conjunction with required restructuring plans. In total, the Company plans on terminating approximately 3,500 employees under the head-count reduction plan. The total cost expected to be incurred relating to this head-count reduction plan has been recorded at its present value as part of the Company's initial purchase price allocation of its acquisition of Ispat Polska. The components of the accrued employee termination cost, of which $85 is included in accrued expenses and other liabilities and $21 is included in other long-term obligations, are as follow:

                                                 2004
                                                -----
Balance at March 5, 2004......................  $  84
  Cash payments...............................    (12)
Interest expense..............................      8
Foreign currency exchange.....................     26
                                                -----
Balance remaining at December 31, 2004........  $ 106
                                                =====

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 11: LONG-TERM DEBT

Long-term debt, denominated in U.S. Dollars unless otherwise noted, is comprised of the following as of December 31:

                                                                                     2003            2004
                                                                                    ------          ------
ISPAT INLAND
First Mortgage Bonds:
Series Y, due April 1, 2010.......................................................  $   --          $  150
Series Z, 9.75%, due April 1, 2014................................................      --             419
Series U, Tranche B, $350, due July 16, 2005......................................     331              --
Series U, Tranche C, $350, due July 16, 2006......................................     331              --
Series R, 7.9% due January 15, 2007...............................................      28              28
Pollution Control Series 1977, 5.75% due February 1, 2007.........................      19              18
Pollution Control Series 1993, 6.8% due June 1, 2013..............................      25              25
Pollution Control Series 1995, 6.85% due December, 2012...........................      12              12
Industrial Development Revenue Bonds
Pollution Control Project No 11, 7.125 % due June 1, 2007.........................      15              15
Pollution Control Project No 13, 7.250% due November 1, 2011......................      32              32
Exempt Facilities Project No 14, 6.7% due November 1, 2012........................       3               3
Exempt Facilities Project No 15, 5.75% due October 1, 2011........................      47              47
Exempt Facilities Project No 16, 7% due January 1, 2014...........................       2               2
Revolving Credit Facilities - 2% to 4%............................................     240              --

MITTAL STEEL LAZARO
Bank loans denominated in U.S. Dollars, floating interest.........................     348              --
Senior Structured Export Certificates, 10.625%....................................      41              --
Export-Import Bank of the U.S., LIBOR plus 0.30%..................................      29              --

MITTAL CANADA
Senior Secured Credit Facilities(1):
Tranche B, $125, LIBOR plus 1.75%-4.55%...........................................     118              --
Tranche C, $125, LIBOR plus 2.25%-5.05%...........................................     118              --
Revolving credit facility.........................................................      --              92
Other.............................................................................      --               2

MITTAL STEEL POINT LISAS
Senior Secured Notes, 10.4%.......................................................      88              36
International Finance Corporation, LIBOR plus 3.25% - 3.38%.......................      13              --
Others............................................................................       5               1

MITTAL STEEL EUROPE
Senior Secured Notes Euro 150 million, due February 1, 2011, 11.875%..............     137              95

MITTAL STEEL TEMIRTAU
Secured loans from financial institutions.........................................      38              25

MITTAL STEEL ANNABA
Loan from Government of the Republic of Algeria...................................     143             150
Loan from financial institution...................................................      --              25

MITTAL STEEL GALATI
Loans from banks guaranteed by the Government of Romania..........................      17              17
Others............................................................................       1              --

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

MITTAL STEEL OSTRAVA

Secured syndicate loan from Czech Banks - denominated in CZK......................      47              --
Secured syndicate loans from Financial Institutions...............................     119              --
Secured syndicate loans from Financial Institutions - denominated in Euros........     129              --
Loan from a Bank - denominated in CZK.............................................      13              14
Others............................................................................      10              12

MITTAL STEEL SOUTH AFRICA
Unsecured loan from a third party - denominated in ZAR............................      --              17

MITTAL STEEL POLAND
Loan from a bank..................................................................      --              13
Loan from a bank - denominated in PLN.............................................      --              48
Loan from a bank - denominated in Euros...........................................      --               3

MITTAL STEEL SKOPJE
Loan from a bank - denominated in Euros...........................................      --               2
Loan from a bank - denominated in MKD.............................................      --               6

MITTAL STEEL ZENICA
Secured loans from banks - denominated in Euros...................................      --              46

MITTAL STEEL ROMAN
Secured loan from a Bank..........................................................      14              15
Secured loan from a Bank - denominated in Euros...................................      24              22

OTHER
  Shipping Subsidiaries...........................................................      19               8
  Hire Purchase from a Financial Institution......................................      33              --
  Secured Loan from a Financial Institution.......................................     100              83
  Secured loan from a consortium of financial institutions........................      --             100
  Revolving line of credit from a consortium of financial institutions............      --             135
  Secured loan from a bank........................................................      25              --
  Other...........................................................................      15              25
                                                                                    ------          ------
Total long-term debt including current portion....................................   2,729           1,743
                                                                                    ------          ------
Less current portion of long-term debt............................................     536             104
                                                                                    ------          ------
Total long-term debt..............................................................  $2,193          $1,639
                                                                                    ======          ======

----------
(1)Interest rates are contingent on the achievement of certain financial ratios.

ISPAT INLAND

REFINANCED DEBT
FIRST MORTGAGE BONDS

Series U, Tranche B and C (the "Term Loans") are with a syndicate of financial institutions (the "Term Loan Lenders") for whom Credit Suisse First Boston is the agent. Each of the Tranche B and Tranche C Loan is repayable in quarterly instalments of $1 until maturity.

Borrowings under the Term Loans bear interest at a rate per annum equal to, at the Company's option, (1) the higher of (a) the Agent's prime rate or (b) the rate which is 0.5 of 1% in excess of the Federal Funds effective rate (together the "Base Rate"), plus 2.75% or (2) the London Interbank Offered Rates ("LIBOR") (as defined in the Credit Agreement) plus 3.75%. The fee for the Letter of Credit ("LC") is 4.00% of the LC amount per annum (the "LC Fee"). The spread over the LIBOR and Base Rate and the LC Fee will be reduced if the U.S. Operating Subsidiary's Consolidated Leverage Ratio (as defined in the Credit Agreement) falls to specified

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

levels. The effective rate of interest paid on Series U First Mortgage Bonds was 4.9% for the year ended December 31, 2004 (5.1% for the year ended December 31, 2003).

The Company entered into a hedge as required under the agreement. It is a 5 year interest rate collar based on LIBOR with a floor of 4.50% and a ceiling of 6.26% on a notional amount of $450. The facilities and the hedge are fully and unconditionally guaranteed by Ispat International. The hedge expired on October 16, 2003.

A substantial portion of the Company's facilities at its Indiana Harbor Works is subject to a lien to First Mortgage. This property had a book value of approximately $1,600 at December 31, 2003.

The U.S. Operating Subsidiary must also maintain a minimum Consolidated Earnings Before Interest, Taxes, Deprecation and Amortization ("EBITDA"), as defined in the Credit Agreement. The U.S. Operating Subsidiary was in compliance with this covenant at December 31, 2003. The Credit Agreement also contains other covenants that, among other things, prohibit or limit the ability of the Company or the Borrower to pay dividends and other restricted payments, incur indebtedness, create liens, engage in transactions with affiliates, sell assets and engage in mergers and consolidations. Any loans from the Company to its U.S. Operating Subsidiary cannot be repaid until the U.S. Operating Subsidiary's leverage falls to specified levels.

PRESENT DEBT

On March 25, 2004, a newly created subsidiary of the Borrower issued $800 principal amount of senior secured notes: $150 of floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010 and $650 of fixed rate notes bearing interest at 9.75% (issued at 99.212% to yield 9.875%) due April 1, 2014 (the "Senior Secured Notes"). Also on March 25, 2004, the Company issued $800 principal amount of First Mortgage Bonds (Series Y, in a principal amount of $150, and Series Z, in a principal amount of $650) to Ispat Inland Finance, LLC, an indirect subsidiary of the Borrower which, in turn, pledged them to the trustee for the Senior Secured Notes as security. The $776 net proceeds from the offering were used to retire the entire balance outstanding of $662 of Tranche B and Tranche C Loans under the Credit Agreement, and repay the entire balance outstanding of $105 under the inventory revolving credit facility, with the remainder of the proceeds used to reduce the amount outstanding under the receivables revolving credit facility. Series U and W First Mortgage Bonds were retired at the close of the refinancing. The early retirement of the Term Loans was done at par, without prepayment penalty.

The Senior Secured Notes are also secured by a second position lien on the inventory of the U.S. Operating Subsidiary. As further credit enhancement, the Senior Secured Notes are fully and unconditionally guaranteed by the U.S. Operating Subsidiary, certain subsidiaries of the U.S. Operating Subsidiary, Mittal Steel and certain other affiliates of the Borrower.

The U.S. Operating Subsidiary is obligated to pay interest on the Series Y First Mortgage Bonds at the rate paid on the floating rate Secured Notes, plus one-half of one percent per annum and on the Series Z First Mortgage Bonds at a rate of 10.25%. The First Mortgage Bonds are solely obligations of the U.S. Operating Subsidiary and have not been guaranteed or assumed by or, otherwise, become the obligation of Mittal Steel or any of its other subsidiaries. Each series of First Mortgage Bonds issued by the U.S. Operating Subsidiary is limited to the principal amount outstanding, with the Pollution Control Series 1977 Bonds and the Series R First Mortgage Bonds subject to a sinking fund. A substantial portion of the property, plant and equipment owned by the U.S. Operating Subsidiary at its Indiana Harbor Works is subject to the lien of the First Mortgage. This property had a book value of approximately $1,500 on December 31, 2004.

The terms of the Senior Secured Notes place certain limitations on the ability of the U.S. Operating Subsidiary and its subsidiaries to, among other things,
(i) incur additional indebtedness, (ii) pay dividends or make other distributions or repurchase or redeem stock, (iii) make investments, (iv) sell assets, (v) incur liens, (vi) enter into agreements restricting their subsidiaries' ability to pay dividends, (vii) enter into transactions with affiliates, (viii) engage in certain businesses and (ix) consolidate, merge or sell all or substantially all of its or their assets. The indenture under which the Senior Secured Notes were issued also contains limitations on the ability of the Borrower and the guarantors, other than Mittal Steel and those that are not subsidiaries of the U.S. Operating Subsidiary to, among other things, engage in business activities, other than performing their

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

obligations under the indenture, incur additional indebtedness, and pay dividends. Such indenture also contains limited covenants that are applicable to Mittal Steel. These limitations are subject to a number of exceptions and qualifications. The U.S. Operating Subsidiary and Borrower were in compliance with all covenants on December 31, 2004.

On December 30, 2004, the U.S. Operating Subsidiary redeemed $228 principal amount of its 9.75% senior secured Series Z notes due 2014, at a redemption price equal to 109.75% of the outstanding principal amount redeemed, plus accrued and unpaid interest on such amount to, but excluding, December 30, 2004. The U.S. Operating Subsidiary recognized a $22 loss on this early redemption of debt which is included in other expenses. Prior to the redemption of the notes, Mittal Steel purchased $256 of capital stock of the U.S. Operating Subsidiary. Consistent with the terms of the senior secured notes, the cash proceeds from the stock offering were used to redeem the notes. After giving effect to this redemption, $422 principal amount of the 9.75% senior secured notes due in 2014 remain outstanding.

At December 31, 2004, the restrictions in the indenture for the Senior Secured Notes and the credit agreement for the Inventory-Backed Revolver on paying dividends or making other distributions to shareholders and the repurchase or redemption of stock limited such payments to $340.

INDUSTRIAL DEVELOPMENT REVENUE BONDS

During 2003, Mittal steel purchased $29 (2002: $40) bonds from face value. As a result of these early redemptions recognized a gain of $14, net of tax $14 (2002: $30, net of tax $19).

REVOLVING CREDIT FACILITIES

Revolving credit facilities are denominated in U.S. Dollars and are from the chase Manhattan Bank, as agent. The average interest rates on these facilities range from 2% to 4%. In accordance with SFAS No. 6, "Classification of Short-Term Obligations Expected to be Refinanced, an amendment of ARB No. 43, Chapter 3A," and Emerging Issues Task Force 95-22, "Classifications of Borrowing Outstanding Under a Revolving Credit Agreement that include both a Subjective Acceleration Clause and a Lock-Box arrangement," amounts outstanding under the Revolving Credit Facilities have been classified as current liabilities. At December 31, 2004, based on the amount of eligible collateral, there was approximately $360 available under the line. Drawings under the line included $nil of loans and $8 of letters of credit issued for the purchase of commodities on the international market and as security under various insurance and workers compensation coverage's.

CONTINGENT LIABILITY

A standby letter of credit in the amount of $160 that expired on July 9, 2003 was provided to the Pension Benefit Guarantee Corporation ("PBGC"), which is arranged by Credit Suisse First Boston. The letter of credit was not drawn upon. In July 2003, the Company reached an agreement with the PBGC regarding alternative security for the $160 letter of credit. The letter of credit was allowed to expire, and in its place, the Company agreed to contribute $160 to its pension plan over next two years and pay 50% of excess cash flows as defined in the agreement with the PBGC to its pension plan. The U.S. Operating Subsidiary contributed $50 in July 2003, and was required to contribute $83 in 2004 and an additional $28 in 2005. Outside of this PBGC Agreement, the Company also contributed $21 in September 2003. Additionally, the Company pledged $160 of non-interest bearing First Mortgage Bonds to the PBGC as security until the remaining $110 had been contributed to the pension plan and certain tests had been met. At December 31, 2004, $112 has been contributed to the pension plan.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


MITTAL STEEL LAZARO

BANK LOANS DENOMINATED IN U.S. DOLLARS, FLOATING INTEREST
CALIFORNIA COMMERCE BANK, U.S.A.

Loan payable to California Commerce Bank, U.S.A. under a line-of-credit agreement is denominated in U.S. Dollars with an annual variable interest rate of LIBOR plus 300 basis points (effective annual interest rate at December 31, 2003 was 4.99%). Principal is payable in quarterly instalments with maturities until August 2005. $8 and $nil was outstanding at December 31, 2003 and 2004 respectively.

BANCOMER, MEXICO

Loan payable to Bancomer, Mexico is denominated in U.S. Dollars. The loan bears interest at floating rate of LIBOR plus 325 basis points (effective annual interest rate at December 31, 2003 was 4.35%). Principal is payable in semi-annual instalments until 2008. $48 and $nil was outstanding at December 31, 2003 and 2004 respectively.

Loan payable to Bancomer, Mexico is denominated in U.S. Dollars. The loan bears interest at floating rate of LIBOR plus 225 basis points (effective annual interest rate at December 31, 2003 was 3.35%). Principal is payable in semi-annual instalments until 2008. $72 and $nil was outstanding at December 31, 2003 and 2004 respectively.

BANAMEX, MEXICO

Loans payable to Banamex, Mexico under a line-of-credit agreement is denominated in U.S. Dollars, with annual variable interest rates of LIBOR plus 375 basis points (effective annual interest rate at December 31, 2003 was 4.88%). Principal is payable in semi-annual instalments of $28 with maturities from 2005 to 2009. $220 and $nil was outstanding at December 31, 2003 and 2004 respectively.

SENIOR STRUCTURED EXPORT CERTIFICATES, 10.625%

The New Senior Structured Export Certificates due 2005 (the "New Senior Certificates") are denominated in U.S. Dollars with interest payable quarterly at 10.625% per annum. The principal amount of the New Senior Certificates is payable in quarterly instalments till May 2005. $41 and $nil was outstanding as at December 31, 2003 and 2004 respectively.

The New Senior Certificates are redeemable in whole or in part at a price equal to 100% of the outstanding principal amount, plus accrued interest thereon and a prepayment make whole premium (only in case of trigger event) as defined in the agreement.

The New Senior Certificates are payable primarily from the proceeds of U.S. Dollar denominated accounts receivable to be generated from sales of steel slabs to Mitsubishi Corporation (the "steel purchaser"), under a long-term supply agreement and sales of steel slabs to certain other customers. Subject to certain exceptions, the supply agreement with Mitsubishi requires the steel purchaser to purchase sufficient volumes of slabs to generate receivables in each quarter in an aggregate face amount equal to 1.3 times the scheduled quarterly debt service on the New Senior Certificates.

EXPORT-IMPORT BANK OF THE UNITED STATES

Loan payable to a financial institution guaranteed by the Export-Import Bank of the United States is denominated in U.S. Dollars. The loan bears interest at an annual variable rate of LIBOR plus 0.30% (effective annual interest rate at December 31, 2003 was 2.05%). Principal is payable in semi-annual instalments of $3 with maturities ranging from 2004 to 2008. $29 and $nil was outstanding as at December 31, 2003 and 2004 respectively.

OTHERS

In February 2004 the Mexico Operating Subsidiary paid $6 to California Commerce Bank and Senior Structured Export Certificates ("SSEC") on due dates. During the year voluntary prepayments of debt to Banks and SSEC was initiated resulting in total debt repayment to Banks and SSEC of $418. The Balance

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

bank debt outstanding at December 31, 2004 is $nil. The last and final payment for SSEC was made in June under a waiver granted by the Banks.

The debt to Banks was unconditionally guaranteed by the Company and certain subsidiaries of the Company. Also the debt to Banks is secured by a first priority lien on substantially all property, plant and equipment of Mexican Operating Subsidiary, a first priority lien on receivables of Mexican Operating Subsidiary and a first priority pledge on the shares of Mexican Operating Subsidiary and the Mexican holding at Mexico ("Grupo").

Under the debt agreements with Banks certain covenants restricted the ability of Mexican Operating Subsidiary to incur indebtedness, create liens, effect certain mergers and consolidations, sell assets, pay dividends, enter into affiliate transactions or make investments and engage in other business.

In December an uncommitted line for letters of credit for $25 was granted by HSBC Mexico to Mexico Operating Subsidiary, of which $5 is used and the balance of $20 was available at December 31, 2004.

MITTAL CANADA

SENIOR SECURED CREDIT FACILITIES

The Tranche B facility is bearing interest at rates ranging from LIBOR plus 1.75% to LIBOR plus 4.55% depending on the achievement of certain financial ratios. For 2003 the effective average rate was 6.46%. The facility will mature in July 2004 and is repayable in instalments of $0.3 in March 2004 and $118 in July 2004. $118 and $nil was outstanding at December 31, 2003 and 2004 respectively.

The Tranche C facility is bearing an interest at rates ranging from LIBOR plus 2.25% to LIBOR plus 5.05% depending on the achievement of certain financial ratios. For 2003 the effective average rate was 6.96%. The facility will mature in January 2005 and is repayable in instalments of $0.3 in March 2004, $0.3 in June 2004 and $118 in January 2005. $118 and $nil was outstanding at December 31, 2003 and 2004 respectively.

The Senior Secured Credit Facility is collateralized by all property, plant and equipment of the Canadian Operating Subsidiary and a second ranking charge on accounts receivables and inventories.

REVOLVING CREDIT FACILITY

Canadian Operating Subsidiary has a revolving term credit facility of CAD $147 million bearing interest at the U.S. prime base plus 0% or the Canadian prime rate plus 0%, maturing in July 2009 and collateralized by the Company's accounts receivable and inventories. As of December 31, 2004, $92 was outstanding. Under the conditions of the revolving term credit facility, the Canadian Operating Subsidiary must satisfy certain restrictive covenants as to minimum financial ratios, acquisition of fixed assets and payments of dividends or other distributions of equity.

MITTAL STEEL POINT LISAS

SENIOR SECURED NOTES, 10.4%

The 10.4% Senior Secured Notes are denominated in U.S. Dollars and have been used to finance the construction of a DRI plant. The notes mature in May 2008 with principal and interest repayable in semi-annual instalments which commenced on in November 2002. During the year the Trinidad Operating Subsidiary repaid $52. At December 31, 2004 $36 was outstanding ($88 at December 31, 2003).

INTERNATIONAL FINANCE CORPORATION

Loans payable to the International Finance Corporation are denominated in U.S. Dollars and collateralized by property, plant and equipment with a net book value of $397 at December 31, 2003. The Principal balance of $13 was paid in full during 2004.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

MITTAL STEEL EUROPE

SENIOR SECURED NOTES DENOMINATED IN EURO, DUE FEBRUARY 1, 2011, 11.875%

Ispat Europe Group SA, a wholly owned subsidiary of the Company has issued Euro 150 million Senior Secured Notes ("Bonds"). The Bonds issued on February 1, 2001 will mature on February 1, 2011. These Bonds are secured by mortgage over the property plant and equipment of the German Operating Subsidiaries and an indirect pledge on the shares of the French Operating Subsidiary. The interest rate is fixed at 11.875% per annum and payable semi-annually.

In 2004, Ispat Europe Group purchased Euro 39 million ($48) Senior Secured Notes at an average purchase price of 111.6% and paid Euro 14 million ($17) interest on these Senior Secured Notes. At the end of the year 2004, the outstanding Bonds were Euro 70 million ($95).

On and after February 1, 2006, Ispat Europe Group shall be entitled at its option to redeem all or a portion of the Senior Secured Notes, if redeemed during the 12-month period commencing on February 1st of the years as set forth below:

            PERIOD                   REDEMPTION PRICE

            2006                         105.938%

            2007                         103.958%

            2008                         101.979%

            2009 and thereafter          100.000%

From 1st July 2004 two more banks have joined the consortium, providing Inventory financing facility to Ispat Europe Group of Companies, namely, D Z Bank for Euro 15 million ($19) and Bank Popularis Netaxis for Euro 10 million ($13 resulting in a total facility of Euro 68 million ($88)). The terms are similar to the existing facility.

MITTAL STEEL TEMIRTAU

The secured loans from financial institutions bear interest at LIBOR plus margin (effective interest rate for year 2003 and 2004 was 5.5% and 5.9%, respectively). The principal, interest and other amounts re-payable under this facility are fully secured by the current assets and property, plant and equipment of Ispat Karmet with a book value of $1,431 at December 31, 2004. The loan and interest is re-payable quarterly, with final payment due in 2006.

MITTAL STEEL ANNABA

Ispat Annaba has a ten year term loan agreement with the Government of Algeria. The loan is re-payable in October 2011. This loan bears interest at 5% per annum from October 2004, which is after a moratorium period of three years. The Company has guaranteed the payment of the principal and interest payable under this loan.

The loan from a financial institution bears interest at LIBOR plus margin (effective interest rate for year 2004 was 5.7%) and is fully secured by the property, plant and equipment of Ispat Annaba with a December 31, 2004 book value of $274. The loan and interest is re-payable in semi annual instalments, with final payment due in 2012.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

MITTAL STEEL GALATI

Ispat Sidex has taken over the state guaranteed loans received from banks prior to its acquisition by the Company. These loans, including related interest and fees, shall continue to be paid by the Government of Romania on behalf of Ispat Sidex. Ispat Sidex will reimburse to the Government of Romania in seven annual instalments commencing in 2005, which is after an initial three year grace period from the date of payments made by the Government of Romania to the original lenders. These loans bear interest between 6.3% and 7.2 % per annum.

MITTAL STEEL OSTRAVA

The secured syndicate loan from Czech banks bears interest at PRIBOR plus margin (effective interest rate for 2003 was 3.6%). The loan was repaid during 2004.

The secured syndicate loan from financial institutions bears interest at LIBOR plus margin (effective interest rate for year 2003 was 2.7%) and the secured syndicate loan from financial institutions, denominated in Euro bears interest at EURIBOR plus margin (effective interest rate for year 2003 was 3.7%). The loans were re-payable in 18 semi annual instalments starting in 2004. The Company had an interest rate swap agreement for approximately 50% of both U.S. Dollars and Euro denominated loans which effectively fixed the interest rate at 3.1% for $59.4 of U.S. Dollar loan and 3.4% for Euro 51.3 million of the Euro loan. During 2004, the Company made unscheduled debt and interest re-payments and has relieved itself of these obligations as of December 31, 2004.

The loan from a bank, denominated in CZK, bears interest at 22%. The loan is repayable quarterly and interest is repayable monthly. The loan matures in December 2022. The loan is secured by a pledge of certain of Ispat Nova Hut's property, plant and equipment with an aggregate book value of $7 at December 31, 2004.

The various other loans carry interest rates ranging from 4.5% to 25.0% at December 31, 2004. The loans are secured by a pledge of certain of Ispat Nova Hut's property, plant and equipment with an aggregate book value of $15 at December 31, 2004.

MITTAL STEEL SOUTH AFRICA

The unsecured loan from a third party bears interest at 16% per annum and is re-payable in annual instalments, with final payment due in 2013.

MITTAL STEEL POLAND

The loans from banks are variable rate notes with an effective interest rate ranging from 2.8% to 8.7%. Interest and principal repayments are due quarterly, with maturities ranging between 2005 through 2009.

MITTAL STEEL SKOPJE

The secured loan from a bank, denominated in Euros, bears interest at a fixed rate of 9% per annum. The loan and interest are re-payable quarterly, with final payment due in 2007. The loan is secured by the shares of RZ Ladna Valavnica AD.

The secured loan from a bank, denominated in the Macedonian Denar, bears interest at a fixed rate of 11% per annum. The loan and interest are re-payable monthly, with final payment due in 2008. The loan is secured by the inventory of RZ Ladna Valavnica AD with a December 31, 2004 net book value of $10.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

MITTAL STEEL ZENICA

The secured loans from banks, denominated in Euros, bear interest between 5% and 9% per annum. The loans and interest are re-payable in semi-annual instalments, with maturities ranging between 2007 and 2013. The loans are secured by the certain of the assets of BH Steel with a book value of $9 as at December 31, 2004.

MITTAL STEEL ROMAN

The secured loan from a bank bears interest at LIBOR plus margin (effective interest rate for the year 2003 and 2004 was 4.2% and 4.6%, respectively). The loan is re-payable in 2006. The loan is secured by a portion of the current assets and the property, plant and equipment of Ispat Petrotub with an aggregate book value of $40 at December 31, 2004.

The secured loan from a bank, denominated in Euro, is partly guaranteed by the Ministry of Finance in the Republic of Romania and partly secured by a letter of credit. The loan bears interest at EURIBOR plus margin (effective interest rate for the year 2004 was 2.9%). The loan is re-payable in semi-annual instalments, with final payment due in 2011.

OTHER

Loans payable at shipping subsidiaries are denominated in U.S. Dollars to finance the purchase of equipment collateralized by the related assets. The interest rates on the loans range from 7.36% to 8.11%. Principal and interest are due in monthly/semi-annual instalments with maturities ranging from 2005 to 2007.

The hire purchase loan from a financial institution was fully repaid during the year 2004.

The secured loan from financial institution with a carrying value of $83 is for capital expenditure and working capital requirement at Ispat Sidex. The loan is guaranteed by the Company and certain of its Operating Units and certain subsidiaries and secured by a pledge of certain current assets with a book value of $913 at December 31, 2004 and property, plant and equipment with a book value $308 of Ispat Sidex at December 31, 2004. The loan bears interest at LIBOR plus variable margin (effective interest rate for the year 2003 and 2004 was 4.7% and 5.0% respectively). The loan is re-payable in 12 semi annual instalments, which began in 2004.

In June 2004, the Company finalized a three year, revolving credit facility with a consortium of financial institutions in an aggregate amount of $400, which is extendable for two additional years at the option of the lender. At December 31, 2004, the consortium of financial institutions committed $250 of the total amount, and it is expected that the remaining $150 will be syndicated at a future point in time. The credit facility is secured by an enterprise mortgage and the assets of Ispat Sidex and Ispat Karmet. The facility bears interest at LIBOR plus margin (effective interest rate for 2004 was 4.7%). At December 31, 2004, the Company has outstanding indebtedness under the facility of $135, with the remaining available credit of $115 being utilized as a guarantee for certain of the Company's payments due in 2007 in connection with its acquisition of Ispat Polska.

The secured loan from a consortium of financial institutions is secured by pledge of 67,700,955 shares of Ispat Iscor. The loan bears interest at LIBOR plus margin (effective rate for 2004: 3.3%) and is scheduled to be repaid in 2007.

The secured loan from a bank with a carrying value of $25 in 2003 was secured by a pledge of 40,905,400 shares of Ispat Iscor. The loan bore interest at LIBOR plus margin (effective rate for 2003 and 2004 was 4.7% and 4.6% respectively). The loan was re-paid in 2004 as originally scheduled.

Various loans with interest rates ranging from 0% to 6.77% for other loans.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

Certain debt agreements of the Company and/or its subsidiaries provide for various covenants requiring certain consent from lenders in specified circumstances, to declare or pay any dividends, make certain restricted payments, incur additional indebtedness, make certain investments, create liens, guarantee indebtedness, sell or acquire assets with certain exceptions, enter into any merger or consolidation or reorganization, as well as require compliance with other financial maintenance tests, which includes financial ratios and minimum levels of net worth. The Company is in compliance with the financial covenants contained within the amended agreements related to all of its non-current borrowings.

In June 2004, the Company concluded a $100 term facility with the International Finance Corporation ("IFC"), which bears interest at LIBOR plus margin and is repayable between 2007 and 2012. This facility was not utilized during 2004 and no amount is outstanding at December 31, 2004. Ispat Iscor has borrowing facilities with major financial institutions of approximately $737 and Ispat Sidex has borrowing facilities with a Romanian bank for $31. Neither of these facilities have been utilized as of December 31, 2004.

Maturities of long-term debt at December 31, 2004 are as follows:

YEARS ENDING DECEMBER 31,
2005            ....................................................    $104
2006            ....................................................     108
2007            ....................................................     356
2008            ....................................................      46
2009            ....................................................     129
Subsequent years....................................................   1,000
                                                                      ------
TOTAL           ....................................................  $1,743
                                                                      ======

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 12: FINANCIAL INSTRUMENTS AND CREDIT RISK

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at December 31, 2003 and 2004 are summarized below:

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

The carrying amounts of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to the short-term nature of these instruments.

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

                                                                        DECEMBER 31, 2003            DECEMBER 31, 2004
                                                                   CARRYING       ESTIMATED      CARRYING       ESTIMATED
                                                                      VALUE       FAIR VALUE        VALUE      FAIR VALUE
                                                                -----------       -----------    -----------   -----------
Instruments payable bearing interest at variable rates.....     $     2,098       $    2,018     $     751     $      764
Instruments payable bearing interest at fixed rates........             631              533           992          1,041
                                                                -----------       ----------     ---------     ----------
Long-term debt, including current portion..................     $     2,729       $    2,551     $   1,743     $    1,805
Payable to banks...........................................     $       244       $      244     $     237     $      237
                                                                ===========       ==========     =========     ==========

The fair value of forward exchange contracts, all of which are short-term in nature, were estimated based on the applicable year-end exchange rates and are presented below:

                                                                FOREIGN CURRENCY
                                                               FORWARD CONTRACTS
                                                                    DECEMBER 31,
                                                            2003            2004
                                                            ----            ----
Fair value...............................................   $120            $177
Carrying amount..........................................    120             177

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

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

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

The Company considers its credit risk associated with trade accounts receivable to be somewhat limited due to a large number of customers comprising the Company's customer base and their geographic dispersion. The Company sells a significant amount of product pursuant to orders throughout its main markets. The Company grants credit based on evaluations of its customers' financial situation, in certain cases, without requiring guarantees or letters of credit, and monitors the exposure of potential losses from granting credit. To reduce the risk the Company routinely assesses the financial strength of its customers and as a consequence, believes that its accounts receivable credit risk exposure is limited.

The counterparties to derivative contracts are generally major financial institutions and credit risk is generally limited to the unrealized gains and losses on such contracts should the counterparties fail to perform as contracted. Additionally, the Company utilizes a portfolio of highly rated financial institutions either headquartered or operating in the same countries in which the Company conducts its business. As a result, the Company considers the risk of counterparty default to be minimal.

A portion of the floating rate debt used in connection with the financing of the acquisition of the U.S. Operating Subsidiary was hedged through the use of an interest collar that expired on October 16, 2003.

The U.S. Operating Subsidiary uses futures and swap contracts to manage fluctuations in the cost of natural gas and certain nonferrous metals, primarily zinc, which is used in the coating of steel. Timing of these transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge (not as defined by SFAS No. 133) against the cost volatility of these commodities. The counterparties to these contracts are internationally recognized companies which are not considered a credit risk by the Company. Contracts generally do not extend out beyond two years. At December 31, 2003 and 2004, the Company had entered into contracts for these commodities for notional amounts of $6 and $109, respectively, which had fair values of $nil (liability) and $1 (liability), respectively. For each of the twelve months ended December 31, 2004, 2003 and 2002, the Company recorded a loss of $1, for changes in the fair value of open derivative instruments not designated as a hedge (as defined by SFAS No. 133). Under terms of the futures and swap contracts, the Company had approximately $nil on deposit with counterparties both at December 31, 2003 and 2004, that was classified as an other asset on the balance sheet.

The U.S. Operating Subsidiary had $752 of long-term debt (including debt due within one year) outstanding at December 31, 2004. Of this amount $150 is floating rate debt (fair value $163). The remaining $602 of fixed rate debt had a fair value of $705. Assuming a hypothetical 10% decrease in interest rates at December 31, 2004, the fair value of this fixed rate debt would be estimated to be $733. Fair market values are based upon market prices or current borrowing rates with similar rates and maturities.

The Mexico Operating Subsidiary utilizes derivative commodity instruments not for trading purposes but to hedge exposure to fluctuations in the costs of natural gas. In February 2001, the Mexico Operating Subsidiary entered into a fixed price natural gas contract with Pemex at a price of $4 per mmbtu, excluding transportation charges, for a volume of 25350 G cal per day. This contract expired in December 31, 2003. For gas requirements in 2004, the Company has entered into contracts in the futures market for a total volume of 24,780,000 MMBTU, at an average net price of $6.61 per MMBTU (excluding transportation charges). A hypothetical 10% fluctuation on the purchase price of natural gas will have an impact on pre-tax income of approximately $16. The fair value of such contracts as on December 31, 2004 was $164 (2003 - $44).

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 13: SHAREHOLDERS' EQUITY

The authorized common shares of the Company consisted of 5,000,000,000 Class A shares, with a par value of Euro 0.01 per share, and 721,500,000 Class B shares, with a par value of Euro 0.10 per share. At December 31, 2004 194,509,790 (2003
- 194,509,790) Class A shares and 457,490,210 Class B shares were issued and 185,284,650 (2003 - 189,247,282) Class A shares (excluding treasury shares) and 457,490,210 (2003 -457,490,210) Class B shares were outstanding.

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

At December 31, 2004, the Company had 9,225,140 of its own Class A shares which it purchased on the open market for a net consideration of $123 (at December 31, 2003 - 5,262,508 at a consideration of $110).

During the year 2003, the Company sold 23,532 of its treasury stock shares to Ispat Inland Pension Fund for a total consideration of $0.01. Also, the Company bought back 5,300,000 (2003 - 2,263,000) of its shares from the open market during the year at a consideration of $54 (2003 - $8) under a share buy-back program announced by the Company. These shares have been acquired for the purpose of the Company's employee stock option plan.

All calculations to determine the amounts available for dividends are based on Mittal Steel's Dutch statutory accounts, which, as a holding company, are different from its consolidated accounts.

Mittal Steel has no manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is able to arrange the cash dividend distribution from its subsidiaries recognizes gains from the sale of its assets or records share premium from the issuance of (new) common shares. Certain of the Company's Operating Subsidiaries are subject to restrictions under the terms of their debt agreements for paying dividends. As a result, subsidiaries of Mittal Steel had $3,435 in retained earnings which are free of restriction for the payment of dividend at December 31, 2004. Dividends are payable by Mittal Steel in either U.S. Dollars or in Euros.

The following dividends were declared by LNM Holdings to its shareholder before it was acquired by the Company:

      - 2003 - dividend of $164, $0.33 per LNM Holdings share (which, when recalculated based on the total number of Mittal Steel shares in the consolidated balance sheet of Mittal Steel, works out to $0.25 per Mittal Steel share);

      - 2004 - dividend of $2,386, or $4.77 per LNM Holdings share, (which, when recalculated based on the total number of Mittal Steel shares in the consolidated balance sheet of Mittal Steel, works out to $3.71 per Mittal Steel share).

The above LNM Holdings dividends were paid (and, to the extent remaining unpaid as of the date of this Annual Report, will be paid) only to the sole shareholder of LNM Holdings prior to its acquisition by the Company.

In December 2004, Mittal Steel acquired LNM Holdings from Mittal Steel S.a.r.l., a wholly owned subsidiary of The Richmond Investment Holdings Limited (an entity controlled by the controlling shareholder of Mittal Steel and, at the time, the sole shareholder of LNM Holdings). Mittal Steel S.a.r.l. received 0.27931958 Mittal Steel class A common shares and 0.77068042 Mittal Steel class B common shares, for each LNM Holdings common share, or, in the aggregate, 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal Steel class B common shares.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

SHARE RETENTION AGREEMENTS

Ispat Karmet has entered into share retention agreements with European Bank for Reconstruction and Development ("EBRD") and International Finance Corporation ("IFC"), whereby until the date on which the EBRD and IFC loans have been repaid in full, Ispat Karmet's holding company or its nominee shall not, unless EBRD and IFC otherwise agree in writing, transfer, assign, pledge, dispose or encumber 67% of its total issued equity share capital.

The Company has pledged 20% of the outstanding shares of Ispat Sidex towards its commitment to pay the remaining purchase price owed to APAPS relating to the Company's acquisition of Ispat Sidex. Further, the Company has also pledged 50% of the outstanding shares of Ispat Sidex's towards the Company's ten year capital expenditure commitment at Ispat Sidex which commenced November 2001.

The Company has pledged 44.8% of the outstanding shares of Ispat Tepro towards its commitment to pay the remaining purchase price owed to APAPS relating to the Company's acquisition of Ispat Tepro.

The Company has entered into a share pledge agreement with APAPS for 51.1% of its share holding in Ispat Petrotub's share capital towards its commitment to pay the purchase price for Ispat Petrotub. The Company has also entered into a share pledge agreement with APAPS for 49.9% of its share holding in Ispat Petrotub's share capital towards its capital expenditure commitment for five years commencing December 2003.

The Company has entered into a share pledge agreement with APAPS for 1.4% of its share holding in Ispat Siderurgica's share capital towards its commitment to pay the purchase price for Ispat Siderurgica. The Company has also entered into a share pledge agreement with APAPS for 51.7% of its share holding in Ispat Siderurgica's share capital towards its capital expenditure commitment for five years commencing April 2004.

The Company has entered into a share retention agreement with IFC wherein it undertakes to retain at least 51% of the registered share capital of Ispat Annaba towards the commitment for repayment of loans to IFC by Ispat Annaba.

STOCK OPTION PLAN

In 1999, the Company adopted a stock option plan, the Ispat Plan. Under the terms of the Ispat Plan, the Company may grant options to purchase common stock to senior management of Ispat International and its affiliates for up to 6,000,000 shares of common stock. The exercise price of each option equals not less than the fair market value of Ispat International stock on the date of grant, with a maximum term of 10 years. Options are granted at the discretion of the Company's Board of Directors' Plan Administration Committee or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

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

The fair value of each option grant of Ispat International stock is estimated on the date of grant using Black-Scholes Model Method with the following weighted-average assumptions used:

                                                          YEAR OF GRANT
                                                  2002         2003        2004
                                                  ----         ----        ----
Dividend yield..................................     -            -           -
Expected annualized volatility..................   83%            -           -
Discount rate - Bond equivalent yield........... 5.03%            -           -
Expected life in years..........................     8            -           -

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

The status of the Ispat Plan with respect to the Company is summarized below at December 31, 2004:

                                                   NUMBER               RANGE OF                WEIGHTED
                                                 OF SHARES          EXERCISE PRICES             AVERAGE
                                                                                              EXERCISE PRICE
                                                                                                PER SHARE
                                                ----------          ---------------           --------------
Outstanding, December 31, 2001                     2,202,000         $8.57 - $11.94              $   10.17
Granted                                            1,349,500                   2.26                   2.26
Exercised                                                  -                                             -
Cancelled                                          (160,000)           2.26 - 11.94                   7.95

Outstanding, December 31, 2002                     3,391,500         $2.26 - $11.94              $    7.13
Granted                                                    -                                             -
Exercised                                           (91,166)                   2.26                   2.26
Cancelled/restoration                                 39,000           2.26 - 11.94                  11.72

Outstanding, December 31, 2003                     3,339,334         $2.26 - $11.94              $    7.32
Granted                                                    -                                             -
Exercised                                        (1,384,118)           2.26 - 11.94                   7.76
Cancelled                                          (244,000)           2.26 - 11.94                   9.07

Outstanding, December 31, 2004                     1,711,216         $2.26 - $11.94              $    6.72


Exercisable, December 31, 2004                     1,321,721         $2.26 - $11.94              $    8.03
Exercisable, December 31, 2003                     2,542,542         $2.26 - $11.94              $    8.62
Exercisable, December 31, 2002                     1,878,073         $2.26 - $11.94              $    9.24


The following table summarizes information about stock options at December 31, 2004:

                                        OPTIONS OUTSTANDING
                                                   WEIGHTED
                                                    AVERAGE           OPTIONS
                                                  CONTRACTUAL       EXERCISABLE
                   EXERCISE          NUMBER          LIFE              NUMBER
                    PRICES         OF SHARES      (IN YEARS)         OF SHARES
                 -----------       ---------      ----------        -----------
                    $11.94          471,116          4.71             471,116
                     8.57           485,633          5.42             485,633
                     2.26           754,467          7.26             364,972

                $2.26 - 11.94      1,711,216         6.04            1,321,721

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 14: PENSIONS AND OTHER POST-RETIREMENT PLANS

Certain of the Operating Subsidiaries maintain defined benefit pension plans to their employees. A summary of these plans is as follows:

U.S. AND CANADIAN PLANS

The U.S. Operating Subsidiary's Pension Plan and Pension Trust is a non-contributory defined benefit plan covering substantially all of its employees. Benefits for most non-represented employees are determined under a "Cash Balance" formula as an account balance which grows as a result of interest credits and of allocations based on a percentage of pay. Benefits for other non-represented salaried employees are determined as a monthly benefit at retirement depending on final pay and service. Benefits for wage and salaried employees represented by the United Steelworkers of America are determined as a monthly benefit at retirement based on fixed rate and service. The Company also sponsors a savings plan through which eligible salaried employees may elect to save a portion of their salary, and the Company matches the first five percent of each participant's salary contributed, subject to certain IRS limitations. Compensation expense related to this savings plan amounted to $4 for each of the years ended December 31, 2002, 2003, and 2004.

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

EUROPEAN PLANS

The German Operating Subsidiaries maintain unfunded defined pension plans for a certain number of employees the benefits of which are based on such employees' length of service and applicable pension table under the terms of individual agreements.

Additionally, certain of the employees at the Duisburg operations, after completing a minimum period of continuous employment are entitled to a pension benefit based on length of service and compensation.

Under French law, the French Operating Subsidiaries have an obligation to pay lump sum retirement indemnities to employees calculated bases on the length of service and compensation at retirement. The French Operating Subsidiaries also have a commitment to provide additional post-retirement benefits linked to years of service and compensation at retirement reduced by retirement benefits available from the state managed pension scheme.

Additionally, lump sum payments are also required to be paid to employees who have completed a defined number of years of service at Mittal Steel.

MEXICAN PLAN

The Mexican Subsidiary provides for seniority premiums to its employees, which consists of a one-time payment of 12 days wages for each year worked, calculated on the basis of employees' most recent salary. The maximum salary used in this calculation is limited to double the legal minimum wage. The liabilities and net periodic cost related to these retirement benefits are calculated by independent actuaries using the

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

projected unit credit method.

The Mexican Subsidiary also provides seniority premium benefits, which are mandated by Mexican law, to employees upon unjustified dismissal, after 15 years of service or to the employee's beneficiary upon death. Net periodic cost related to such obligation was not material for the years ended December 31, 2003 and 2004. The related accrued liability of $3 and $3 as of December 31, 2003 and 2004 respectively is classified in the consolidated balance sheets as other long -term liabilities. Other required disclosures are not material and consequently are not presented herein.

SOUTH AFRICAN PLAN

At the South African Subsidiary, the Company also offers two qualified savings plans to assist its employees in providing for retirement or for other future needs. Under these plans, which are governed by the South African Pension Funds Act of 1956, the Company contributes 10% of participating employee's qualified earnings. Ispat Iscor contributed $17 to the plan in 2004.

Additionally certain employees at the South African Subsidiary are covered by multi-employer pension plans. Company contributions to these plans were not material in 2004.

OTHER SUBSIDIARIES' PLANS

Retirement benefits are provided in accordance with defined benefit unfunded plans, agreed upon in the labour union agreements at various Operating Subsidiaries, wherever applicable. The Company amortizes prior service costs over the average future service period of active plan participants. The liabilities and net periodic pension costs related to these plans are annually calculated on the basis of formulas defined in the plans using the projected unit actuarial credit method and fully provided for in the financial statements. The measurement date is December 31.

Beginning in 2004, the Company offered a qualified savings plan to certain corporate employees in providing for retirement or for other future needs. Under this plan, the Company contributes between 15% and 25% of participating employee's qualified earnings. Contributions to this plan were not material in 2004.

PLAN ASSETS

The weighted-average asset allocations for the Funded Pension Plans at 31 December (1), 2003, and 2004, by asset category are as follows:

                                          DECEMBER 31, 2004                      DECEMBER 31 2003
                                  --------------------------------        ------------------------------
                                   U.S.       CANADA     TRINIDAD          U.S.     CANADA     TRINIDAD
                                  --------------------------------        ------------------------------
Equity Securities                   64%        61%         55%             62%       60%         49%
Fixed Income (including cash)       18%        39%         38%             18%       40%         45%
Real Estate                          6%         -           -               6%        -           -
Other                               12%         -           7%             14%        -           6%
                                  --------------------------------        ------------------------------
TOTAL                              100%       100%         100%            100%      100%        100%
                                  ================================        ==============================

The respective Finance and Retirement Committees of the Board of Directors in the U.S., Canada & Trinidad have general supervisory authority over the respective trust funds. These committees have established the following asset allocation targets:

----------
(1) U.S. Pension plans weighted asset allocation taken at November 30, 2003 and November 30, 2004 respectively.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

                                                   DECEMBER 31, 2004
                                          ---------------------------------
                                           U.S.       CANADA      TRINIDAD
                                          ---------------------------------
Equity Securities                           63%         60%          48%
Fixed Income (including cash)               23%         40%          48%
Real Estate                                 5%           -            -
Other                                       9%           -           4%
                                          ---------------------------------
TOTAL                                      100%        100%         100%
                                          =================================

U.S. PLAN ASSETS

The investment objectives for the U.S. Pension Plan are defined in the Statement of Investment Policy dated December 1, 2000. The objectives stated therein are as follows:

         A. Investments of the Trust Fund are made solely in the interest of the participants and beneficiaries of the Ispat Inland Inc. Pension Plan and for the exclusive purposes of providing benefits to such participants and their beneficiaries and defraying the reasonable expenses of administering the Plans and the Trust.

         B. The investment objectives shall be to: 1) provide long-term growth (in the form of income and/or capital appreciation) in Trust assets so as to maximize the amounts available to provide benefits to Plan participants and their beneficiaries and 2) maintain adequate liquidity in the Trust's assets to permit timely payment of all benefits to such participants and their beneficiaries. In carrying out these objectives, short-term fluctuations in the value of the Trust's assets shall be considered secondary to long-term investment results.

         C. The Trust Fund shall be invested with the care, skill, prudence and diligence under the circumstances prevailing from time to time that a prudent man acting in a like capacity and familiar with such matters would use in the investment of a fund of like character and with like aims.

         D. The investments of the Trust Fund shall be diversified so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so.

The Policy provides for broad ranges around these targets to reduce rebalancing trading cost and facilitate the management of the Trust Fund. Investment risk is monitored by the Company on an ongoing basis, in part through the use of quarterly investment portfolio reviews, compliance reporting by investment managers, and periodic asset/liability studies and reviews of the Plan's funded status.

Futures contracts are used to obtain equity exposure for a portion of the cash held in the Trust. The notional value of futures contracts as of November 30, 2003 and 2004 was $48.

The Company uses a long-term rate of return assumption of 9.5%. This assumption is viewed in a long-term context and is evaluated annually. The expected return assumption is supported by the asset allocation of the Trust and the historical long-term return on Trust assets.

TRINIDAD PLAN ASSETS

The Plan's assets are held in trust and invested on a long-term basis. Investment strategy is largely dictated by local investment restrictions (maximum of 50% in equities and 20% overseas) and asset availability since the local equity market is small and there is little secondary market activity in debt securities. The Plan is not permitted to invest in assets of the company.

CANADA PLAN ASSETS

Asset allocation is established according to the objectives of the Pension Fund. This is based on the risk/return trade-off defined by the Committee in view of the long-term outlook for financial markets and

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

by taking into account the Plan benefits, its commitments and financial situation after considering all the factors that could affect the provisioning, solvency and capacity of the Plan to meet its obligations.

SUMMARIES OF CHANGES IN THE BENEFIT OBLIGATION AND OF THE UNFUNDED STATUS OF THE PLANS FOLLOW:

                                                                                  AT DECEMBER 31, 2003
                                                              --------------------------------------------------------------
                                                                               U.S. &
                                                                  TOTAL       CANADIAN      TRINIDAD     EUROPE       OTHER
                                                              --------------------------------------------------------------
CHANGE IN BENEFITS OBLIGATION
     Benefit Obligation At Beginning Of The Period                 $2,715         $2,605          $40        $42        $28
     Service Cost                                                      52             40            2          2          8
     Interest Cost                                                    190            183            3          3          1
     Participants' Contributions                                        2              1            1          -          -
     Plan Amendment (1)                                                41             41            -          -          -
     Actuarial Losses                                                 250            242            8          -          -
     Benefits Paid                                                  (225)          (214)          (1)          -       (10)
     Foreign Currency Exchange Rate Differences                        76             65            -         11          -
Benefit Obligation At End Of The Period                            $3,101         $2,963          $53        $58        $27

CHANGE IN FAIR VALUE OF PLAN ASSETS
     Fair Value Of Plan Assets At Beginning Of The Period          $1,802         $1,741          $61         $-         $-
     Actual Return On Plan Assets                                     340            324           16          -          -
     Employers' Contribution                                          151            140            1          -         10
     Participants' Contribution                                         2              1            1          -          -
     Benefits Paid                                                  (225)          (214)          (1)          -       (10)
     Foreign Currency Exchange Rate Differences                        42             42            -          -          -
Fair Value Of Plan Assets At End Of The Period                     $2,112         $2,034          $78         $-         $-
                                                              --------------------------------------------------------------

                                                                                  AT DECEMBER 31, 2004
                                                              --------------------------------------------------------------
                                                                               U.S. &
                                                                  TOTAL       CANADIAN       TRINIDAD     EUROPE      OTHER
                                                              --------------------------------------------------------------
CHANGE IN BENEFITS OBLIGATION
    Benefit Obligation At Beginning Of The Period                  $3,101         $2,963          $53        $58        $27
    Effect of business acquisitions                                    59              -            -          -         59
    Service Cost                                                       72             46            3          2         21
    Interest Cost                                                     193            180            3          3          7
    Participants' Contributions                                         2              1            1          -          -
    Plan Amendment (1)                                                  -              -            -          -          -
    Actuarial Losses                                                  159            138            3          1         17
    Benefits Paid                                                   (245)          (227)          (1)        (2)       (15)
    Foreign Currency Exchange Rate Differences                         67             34            -          9         24
    Benefit Obligation At End Of The Period                        $3,408         $3,135          $62        $71       $140
                                                              --------------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

CHANGE IN FAIR VALUE OF PLAN ASSETS
     Fair Value Of Plan Assets At Beginning Of The Period         $2,109         $2,032           $77         $-         $-
     Actual Return On Plan Assets                                    301            279            22          -          -
     Employers' Contribution                                         130            120             1          -         15
     Participants' Contribution                                        2              1             1          -          -
     Benefits Paid                                                 (237)          (227)           (1)          -       (15)
     Foreign Currency Exchange Rate Differences                       22             22             -          -          -
Fair Value Of Plan Assets At End Of The Period                    $2,327         $2,227          $100         $-         $-
                                                              --------------------------------------------------------------

THE FUNDED/UNFUNDED STATUS

                                                                                  AT DECEMBER 31, 2003
                                                              --------------------------------------------------------------
                                                                               U.S. &
                                                                  TOTAL       CANADIAN       TRINIDAD     EUROPE      OTHER
                                                              --------------------------------------------------------------
Unfunded (funded) status of the plans                              $(992)         $(931)          $24      $(58)      $(27)
    Unrecognized net actuarial (loss) gains                           926            941         (15)          -          -
    Unrecognized transition asset                                     (2)              -          (2)          -          -
    Unrecognized prior service cost                                   127            117           10          -          -
    Accrued Pension liability at end of period                         59            127           17       (58)       (27)
    Accrued benefit liability                                       (986)          (918)            -       (58)       (27)
    Intangible asset                                                  117            117           17          -          -
    Accumulated other comprehensive income                            928            928            -          -          -
Unfunded (funded) accumulated obligation and net liability
  recognized on the Balance Sheet                                     $59           $127          $17      $(58)      $(27)
                                                              --------------------------------------------------------------

                                                                                  AT DECEMBER 31, 2004
                                                              --------------------------------------------------------------
                                                                               U.S. &
                                                                  TOTAL       CANADIAN       TRINIDAD     EUROPE      OTHER
                                                              --------------------------------------------------------------
Unfunded (funded) status of the plans                            $(1,081)         $(908)          $38      $(71)      $(140)
    Unrecognized net actuarial (loss) gains                           939            967         (28)          -           -
    Unrecognized transition asset                                       3              5          (2)          -           -
    Unrecognized prior service cost                                   115            106            9          -           -
    Accrued Pension liability at end of period                       (24)            170           17       (71)       (140)
    Accrued benefit liability                                     (1,071)          (876)            -       (71)       (140)
    Intangible asset                                                  106            106           17          -           -
    Accumulated other comprehensive income                            940            940            -          -           -
Unfunded (funded) accumulated obligation and net liability
  recognized on the Balance Sheet                                   $(24)           $170          $17      $(71)      $(140)
                                                              --------------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

ACCUMULATED BENEFIT OBLIGATION

The accumulated benefit obligation for all defined benefit pension plans was $3,090 and $3,336 at December 31, 2003 and 2004, respectively

Amount for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

                                                             AT DECEMBER 31, 2003
                                        --------------------------------------------------------------
                                                               U.S. &
                                           TOTAL             CANADIAN      EUROPE          OTHER
                                        -------------------------------------------------------------
Projected benefit obligation                   $3,049           $2,964             $58            $27
Accumulated benefit obligation                  3,075            2,951              75             49
Fair Value of plan assets                       2,032            2,032               -              -
                                        -------------------------------------------------------------

                                                            AT DECEMBER 31, 2004
                                        -------------------------------------------------------------
                                                               U.S. &
                                           TOTAL             CANADIAN      EUROPE          OTHER
                                        -------------------------------------------------------------
Projected benefit obligation                   $3,331           $3,120             $71           $140
Accumulated benefit obligation                  3,314            3,108              87            119
Fair Value of plan assets                       2,212            2,212               -              -
                                        -------------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

THE FOLLOWING TABLE DETAILS THE COMPONENTS OF PENSION COSTS:

                                                                      AT DECEMBER 31, 2002
                                                    -------------------------------------------------------------
                                                                  U.S. &
                                                       TOTAL      CANADIAN       TRINIDAD      EUROPE      OTHER
                                                    -------------------------------------------------------------
COMPONENTS OF NET PERIODIC COST (BENEFIT)
Service cost                                               $50          $42             $2         $2         $4
Interest cost                                              183          177              3          2          1
Expected return on plan assets                            (215)        (210)            (5)         -          -
Amortizations                                                8            9             (1)         -          -
Recognized actuarial gain                                    1            1              -          -          -
                                                           $27          $19            $(1)         $4        $5
                                                    -------------------------------------------------------------

                                                                      AT DECEMBER 31, 2003
                                                    -------------------------------------------------------------
                                                                  U.S. &
                                                       TOTAL      CANADIAN       TRINIDAD      EUROPE      OTHER
                                                    -------------------------------------------------------------
COMPONENTS OF NET PERIODIC COST (BENEFIT)
Service cost                                               $52          $40             $2         $2         $8
Interest cost                                              190          183              3          3          1
Expected return on plan assets                            (208)        (202)            (6)         -          -
Amortizations                                               13           13              -          -          -
Recognized actuarial gain                                   12           12              -          -          -
                                                           $59          $46            $(1)        $5         $9
                                                    -------------------------------------------------------------

                                                                      AT DECEMBER 31, 2004
                                                    -------------------------------------------------------------
                                                                  U.S. &
                                                       TOTAL      CANADIAN       TRINIDAD      EUROPE      OTHER
                                                    -------------------------------------------------------------
                                                                                                               >
COMPONENTS OF NET PERIODIC COST (BENEFIT)
Service cost                                               $72          $46             $3         $2        $21
Interest cost                                              193          180              3          3          7
Expected return on plan assets                            (210)        (204)            (6)         -          -
Amortizations                                               13           13              -          -          -
Recognized actuarial gain                                   58           41              -          -         17
                                                          $126          $76             $-         $5        $45
                                                    -------------------------------------------------------------

CASH FLOWS

CONTRIBUTIONS

The Company expects to contribute $175 to the U.S. Trust in 2005. These contributions are to be made pursuant to an agreement between the Company and the PBGC and another agreement between the Company and Ryerson Tull, Inc. There are no ERISA minimum funding requirements due in 2005.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

The company expects to contribute $4 to the Trinidad Trust in 2005, which is equal to its minimum statutory regular contributions

The company expects to contribute $18 to the Canadian Trust in 2005.

ESTIMATED FUTURE PENSION AND POST-RETIREMENT PAYMENTS

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

                                                        YEARS ENDED DECEMBER 31
                                   ------------------------------------------------------------------
EXPECTED BENEFIT PAYMENTS
                                     TOTAL      U.S. & CANADIAN       TRINIDAD     EUROPE     OTHER
                                   ------------------------------------------------------------------
2005                                   $304                  $283            $1         $6       $14
2006                                    296                   277             2          5        12
2007                                    304                   283             2          7        12
2008                                    311                   290             2          6        13
2009                                    319                   297             2          7        13
Five years thereafter                 1,692                 1,581            17         31        63
                                   ------------------------------------------------------------------

POST-RETIREMENT BENEFITS

Mittal Steel's Operating Subsidiaries in the U.S., Canada and France provide post-retirement benefits, including medical benefits and life insurance benefits to retirees. The post-retirement plans relate to the U.S., Canadian and French operating subsidiaries.

Substantially all of the U.S. Operating Subsidiary's employees are covered under post-retirement life insurance and medical benefit plans that require deductible and co-insurance payments from retirees. The post-retirement life insurance benefit formula used in the determination of post-retirement benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. The U.S. Operating Subsidiary does not pre-fund any of these post-retirement benefits. Effective January 1, 1994, a Voluntary Employee Benefit Association Trust was established for payment of health care benefits made to United Steel Workers of America. Funding of the Trust is made as claims are submitted for payment.

In May 2004, the FASB issued FASB Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003". This FSP supersedes FSP No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" which was issued by the FASB in January 2004. FSP No. 106-2 provides specific guidance on accounting for the effects of the Act for employers sponsoring post-retirement health care plans that provide certain prescription drug benefits. Additionally, this guidance allows companies who elected to follow the deferral provisions of FSP No. 106-1, and whose prescription drug benefit plans are actuarially equivalent to the benefit to be provided under Medicare Part D, to either reflect the effects of the federal subsidy to be provided by the Act in their financial statements on a prospective basis or a retroactive basis.

The Company determined that the prescription drug benefit provided by the Company's post-retirement benefit plan as of the date of the Act's enactment was at least actuarially equivalent to those of Medicare Part D and, accordingly, the Company will be entitled to the federal subsidy when it begins in calendar year 2006. On July 1, 2004, the Company adopted the provisions of FSP No. 106-2, and applied these provisions on a retroactive basis effective January 1, 2004. The Company calculated the effect of the Medicare subsidy on its APBO as of December 8, 2003, the date of the Act's enactment (all other actuarial assumptions determined as of November 30, 2003 were not changed). Based on this calculation, the Company recognized the effects of the Medicare subsidy on its net periodic post-retirement benefit costs which reduced this expense by $6 for the year ended December 31, 2004. Additionally, the accumulated post-retirement benefit obligation was also reduced by $69. Other factors including the discount rate and other

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

actuarial assumptions mitigated the gain, resulting in an ending benefit obligation of $882.

Summaries of changes in the benefit obligation and of the unfunded status of the post-retirement benefit obligations are as follows:

                                                                             AT DECEMBER 31, 2003
                                                           -------------------------------------------------------------
                                                                        U.S. &
                                                            TOTAL       CANADIAN       TRINIDAD     EUROPE      OTHER
                                                           -------------------------------------------------------------
STATUS OF THE POST-RETIREMENT BENEFIT OBLIGATION
Benefit Obligation at beginning of period                     $875            $855           $-        $20         $-
Service Cost                                                    10               9            -          1          -
Interest Cost                                                   60              59            -          1          -
Plan amendment (1)                                            (105)           (105)           -          -          -
Special termination benefit                                      -               -            -          -          -
Actuarial loss (gain)                                          172             172            -          -          -
Benefits Paid                                                  (66)            (65)           -         (1)         -
Foreign currency exchange rate changes                           8               4            -          4          -
Benefits obligation at end of period                           954             929            -         25          -
Benefit obligation                                             954             929            -         25          -
Fair value of assets                                             -               -            -          -          -
Funded (under funded) status of the plans                     (954)           (929)           -        (25)         -
Unrecognized net loss                                          105             105            -          -          -
Unrecognized transition asset                                    -               -            -          -          -
Unrecognized prior service cost                               (166)           (166)           -          -          -
ACCRUED POST-RETIREMENT BENEFIT OBLIGATION                 $(1,015)          $(990)          $-       $(25)        $-
                                                           -------------------------------------------------------------

                                                                             AT DECEMBER 31, 2004
                                                           -------------------------------------------------------------
                                                                        U.S. &
                                                            TOTAL       CANADIAN       TRINIDAD     EUROPE      OTHER
                                                           -------------------------------------------------------------
STATUS OF THE POST-RETIREMENT BENEFIT OBLIGATION
Benefit Obligation at beginning of period                     $954            $929           $-        $25         $-
Effect of Business Acquisitions                                  4               -            -          -          4
Service Cost                                                     9               9            -          -          -
Interest Cost                                                   54              52            -          1          1
Plan amendment (1)                                               -               -            -          -          -
Special termination benefit                                      -               -            -          -          -
Actuarial loss (gain)                                          (14)            (12)           -         (1)        (1)
Benefits Paid                                                  (75)            (73)           -         (1)        (1)
Foreign currency exchange rate changes                           5               2            -          2          1
Benefits obligation at end of period                           937             907            -         26          4
Benefit obligation                                             937             907            -         26          4
Fair value of assets                                             -               -            -          -          -
Unfunded status of the plans                                  (937)           (907)           -        (26)        (4)
Unrecognized net loss                                          102             102            -          -          -
Unrecognized transition asset                                    -               -            -          -          -
Unrecognized prior service cost                               (144)           (144)           -          -          -
ACCRUED POST-RETIREMENT BENEFIT OBLIGATION                   $(979)          $(949)          $-       $(26)       $(4)
                                                           -------------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


THE NET PERIODIC POST-RETIREMENT BENEFIT COST WAS AS FOLLOWS:

                                                           AT DECEMBER 31, 2002
                                      -------------------------------------------------------------
                                                    U.S. &
                                      TOTAL        CANADIAN        TRINIDAD      EUROPE       OTHER
                                      -------------------------------------------------------------
COMPONENTS OF NET PERIODIC

Service cost                          $ 10           $  8            $--          $  2         $--
Interest cost                           60             59             --             1          --
Amortizations                          (20)           (20)            --            --          --
Special termination benefits            --             --             --            --          --
Recognized actuarial gain               (1)            (1)            --            --          --
                                      $ 49           $ 46            $--          $  3         $--
                                      -------------------------------------------------------------


                                                           AT DECEMBER 31, 2003
                                      -------------------------------------------------------------
                                                    U.S. &
                                      TOTAL        CANADIAN        TRINIDAD      EUROPE       OTHER
                                      -------------------------------------------------------------
COMPONENTS OF NET PERIODIC

Service cost                          $ 11           $ 10            $--          $  1         $--
Interest cost                           60             59             --             1          --
Amortizations                          (20)           (20)            --            --          --
Special termination benefits            --             --             --            --          --
Recognized actuarial gain               --             --             --            --          --
                                      $ 51           $ 49            $--          $  2         $--
                                      -------------------------------------------------------------


                                                           AT DECEMBER 31, 2004
                                      -------------------------------------------------------------
                                                    U.S. &
                                      TOTAL        CANADIAN        TRINIDAD      EUROPE       OTHER
                                      -------------------------------------------------------------
COMPONENTS OF NET PERIODIC

Service cost                          $  9           $  9           $ --          $ --         $--
Interest cost                           54             52             --             1           1
Amortizations                          (29)           (29)            --            --          --
Special termination benefits            --             --             --            --          --
Recognized actuarial gain               (1)            --             --            --          (1)
                                      $ 33           $ 32           $ --          $  1         $--
                                      -------------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


ASSUMPTIONS

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
BENEFIT OBLIGATIONS AT DECEMBER 31,

                                                PENSION BENEFITS                             OTHER BENEFITS
                                    --------------------------------------      ----------------------------------------
                                      2002            2003          2004           2002          2003            2004
                                    --------------------------------------      ----------------------------------------
Discount rate                        6.5%-8%         5%-10%      4.75%-10%      6.5%-7.1%      6.25%-6.5%      4.75%-10%
Rate of compensation increase        4%-5.5%          3%-7%         3%-18%           4.0%        3%-5.28%       3%-5.28%
                                    --------------------------------------      ----------------------------------------

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
NET PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31,

                                                PENSION BENEFITS                             OTHER BENEFITS
                                   ---------------------------------------     -----------------------------------------
                                      2002            2003          2004           2002          2003            2004
                                   ---------------------------------------     -----------------------------------------
Discount rate                        6.5%-8%         5%-10%      4.75%-10%        6.5%-8%          5%-10%         5%-10%
Rate of compensation increase        4%-5.5%          3%-7%         3%-18%        4%-5.5%           4%-7%          4%-8%
Expected long-term rate of
return on assets                   7.5%-9.5%          3%-8%     5.28%-9.5%     4.75%-9.5%         5%-9.5%     4.75%-9.5%
                                   ---------------------------------------     -----------------------------------------

HEALTH CARE COST TREND

                                                   DECEMBER 31,
                                    ----------------------------------------
                                       2002          2003            2004
                                    ----------------------------------------
Health care cost trend rate            4.50%     4.50%-9.20%      4.50%-8.6%
                                    ----------------------------------------

An increase of 1% in the health care cost trend rate of the U.S. Operating Subsidiary would increase the benefit obligation by $129.6 and the annual net periodic cost by $10. A 1% decrease would reduce the benefit obligation by $113 and the annual net periodic cost by $8.5.

At the Canadian Operating Subsidiary, for evaluation purposes, the annual growth rate assumption for the cost of health care for each participant was established at 8.6% in 2004. The rate is expected to gradually decline to 3.6% in 2010 and remain at this level thereafter. A 1% change would have an effect of $2.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


NOTE 15: INCOME TAX EXPENSE

The breakdown of the income tax expense/(benefit) is as follows:

                                         YEARS ENDED DECEMBER 31,
                                         ------------------------
                                         2002      2003      2004
                                         ------------------------
CURRENT:

U.S.                                     $ (3)     $ 11      $  3
Mexico                                     13         1        35
Other Americas                              1         2         3
Poland                                     --        --       174
Czech Republic                             --        --        92
Other Europe                                4         5        64
Kazakhstan                                 42         5        18
Other Rest of World                         7        19       342
                                         ------------------------
TOTAL CURRENT INCOME TAX EXPENSE         $ 64      $ 43      $731

DEFERRED:

U.S.                                     $ (6)     $(22)     $150
Mexico                                    (53)       (9)       71
Other Americas                             (6)       (9)       58
Romania                                    --        --       (31)
Czech Republic                             --        22      (117)
Poland                                     --        --         5
Other Europe                                4        10        (7)
Kazakhstan                                 29       142        83
Other Rest of World                        --         7      (126)
                                         ------------------------
TOTAL DEFERRED TAX EXPENSE (BENEFIT)      (32)      141        86
                                         ------------------------
TOTAL INCOME TAX EXPENSE                 $ 32      $184      $817
                                         ========================

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

The following table reconciles the income tax expense (benefit) calculated at the statutory rate of each tax jurisdiction to the corresponding amounts as reported:

                                                                YEAR ENDED DECEMBER 31, 2002
                                                     ------------------------------------------------
                                                     UNITED                      OTHER
                                                     STATES        MEXICO       AMERICAS      ROMANIA
                                                     ------------------------------------------------
Statutory tax expense (benefit)                       $(7)          $(6)          $ 3           $ 5

INCREASE (DECREASE) RESULTING FROM:

Permanent Items                                        --            --            --            --
Benefit arising from interest in partnership           --            --           (13)           --
Change in valuation allowance                          --            --           (25)           --
Benefit of tax holiday                                 --            --            --            (5)
Effects of foreign currency translation                --           (56)           --            --
Restructuring                                          --            --            --            --
Export allowances                                      --            --            27            --
Inflationary effects                                   --            21            --            --
Others                                                 (2)            1             3            --
                                                     ------------------------------------------------
Income tax expense (benefit)                          $(9)         $(40)          $(5)          $--
                                                     ================================================

                                                                                OTHER
                                                     OTHER                      REST
                                                     EUROPE      KAZAKHSTAN    OF WORLD       TOTAL
                                                     ----------------------------------------------
Statutory tax expense (benefit)                       $13           $67           $6          $81

INCREASE (DECREASE) RESULTING FROM:

Permanent Items                                        --             4           --            4
Benefit arising from interest in partnership           --            --           --          (13)
Change in valuation allowance                           3            --           --          (22)
Benefit of tax holiday                                 --            --           --           (5)
Effects of foreign currency translation                --            --           --          (56)
Restructuring                                         (10)           --           --          (10)
Export allowances                                      --            --           --           27
Inflationary effects                                   --            --           --           21
Others                                                  2            --            1            5
                                                     ----------------------------------------------
Income tax expense (benefit)                           $8           $71           $7          $32
                                                     ==============================================

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


                                                                    YEAR ENDED DECEMBER 31, 2003
                                                   ---------------------------------------------------------------
                                                   UNITED                      OTHER                       CZECH
                                                   STATES       MEXICO        AMERICAS      ROMANIA       REPUBLIC
                                                   ---------------------------------------------------------------
Statutory tax expense (benefit)                    $(20)        $   5         $  19         $  48         $  38

INCREASE (DECREASE) RESULTING FROM:

  Permanent Items                                    --            --            --            --            --
   Benefit arising from interest in
     partnership                                     --            --           (15)           --            --
   Rate change                                       --            --            --            --           (11)
   Change in valuation allowance                     --            --            12            --            (4)
   Contingencies                                     --            --            --            --            --
   Benefit of tax holiday                            --            --            --           (48)           --
   Non-taxable exchange difference                   --            --           (16)           --            --
   Effects of foreign currency translation           --           (14)           --            --            --
   Restructuring                                     --            --            --            --            --
   Export allowances                                 --            --             1            --            --
   Miscellaneous accruals                             9            --            --            --            --
   Inflationary effects                              --             1            --            --            --
   Others                                                                        (8)           --            (1)
                                                   ---------------------------------------------------------------
   Income tax expense (benefit)                    $(11)        $  (8)        $  (7)        $  --         $  22
                                                   ===============================================================

                                                                                 OTHER
                                                    OTHER                       REST OF
                                                    EUROPE      KAZAKHSTAN       WORLD        TOTAL
                                                    ------------------------------------------------
Statutory tax expense (benefit)                     $ 11        $   132         $  23         $ 256

INCREASE (DECREASE) RESULTING FROM:

 Permanent Items                                      --              2            --             2
   Benefit arising from interest in
     partnership                                      --             --            --           (15)
   Rate change                                        --             --            --           (11)
   Change in valuation allowance                      12             --            --            20
   Contingencies                                      --             13            --            13
   Benefit of tax holiday                             --             --            --           (48)
   Non-taxable exchange difference                    --             --            --           (16)
   Effects of foreign currency translation            --             --            --           (14)
   Restructuring                                      (8)            --            --            (8)
   Export allowances                                  --             --            --             1
   Miscellaneous accruals                             --             --            --             9
   Inflationary effects                               --             --            --             1
   Others                                             --             --             3            (6)
                                                    ------------------------------------------------
   Income tax expense (benefit)                     $ 15        $   147          $ 26         $ 184
                                                    ================================================

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


                                                              YEAR ENDED DECEMBER 31, 2004
                                            ------------------------------------------------------------------
                                            UNITED                       OTHER                         CZECH
                                            STATES        MEXICO        AMERICAS        ROMANIA       REPUBLIC
                                            ------------------------------------------------------------------
Statutory tax expense (benefit)              $142          $106           $ 93          $ 150          $ 106

INCREASE (DECREASE) RESULTING FROM:

Permanent Items                                --            --             --             --              1
Benefit arising from interest                  --            --            (19)            --             --
  in partnership
Rate change                                    --           (22)            --             73             --
Change in valuation allowance                  --            --            (14)           (63)          (170)
Contingencies                                  --            --             --             --             --
Benefit of tax holiday                         --            --             --           (190)            --
Effects on foreign currency
  translation                                  --             4             --            (24)            --
Restructuring                                  --            --             --             --             --
Inflationary effects                           --            17             --             --             --
Fixed assets                                   --            --             --            (11)            --
Other taxes                                     9            --             --             --             --
Others                                          2             1              1             34             38
                                            ------------------------------------------------------------------
Income tax expense (benefit)                 $153          $106           $ 61          $ (31)         $ (25)
                                            ==================================================================


                                                                                          OTHER
                                                           OTHER                         REST OF
                                            POLAND         EUROPE        KAZAKHSTAN       WORLD          TOTAL
                                            ------------------------------------------------------------------
Statutory tax expense (benefit)              $185           $ 96           $ 94          $ 400          $1372

INCREASE (DECREASE) RESULTING FROM:

Permanent Items                                --             --             (4)             2             (1)
Benefit arising from interest                  --             --             --             --            (19)
 in partnership
Rate change                                    --             --             --             --             51
Change in valuation allowance                  --            (20)            --           (207)          (474)
Contingencies                                  --             --            (25)            --            (25)
Benefit of tax holiday                         --             --             --            (45)          (235)
Effects on foreign currency
  translation                                   4             --             39             --             23
Restructuring                                  --             (6)            --             --             (6)
Inflationary effects                           --             --             --             --             17
Fixed assets                                   --             --             --             --            (11)
Other taxes                                    --             --             --             43             52
Others                                        (10)           (13)            (3)            23             73
                                            ------------------------------------------------------------------
Income tax expense (benefit)                 $179           $ 57           $101          $ 216          $ 817
                                            ==================================================================

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


DEFERRED INCOME TAX

Deferred tax assets and (liabilities) at December 31, 2003 and 2004 are summarized as follows:

                                                                                         YEARS ENDED DECEMBER 31,
                                                                                         ------------------------
                                                                                           2003           2004
                                                                                         ------------------------
CURRENT NET DEFERRED TAX ASSETS CONSIST OF THE FOLLOWING:

Facilities relocation restructuring                                         U.S.             $19            $22
Accrued vacation                                                            U.S.              13             12
Other                                                                       U.S.              (4)            (6)

Property, plant and equipment                                          Other Americas         --             40
Research and development                                               Other Americas         --              2

Property, plant and equipment                                             Romania             --             15
Other                                                                     Romania             --              3

Net operating loss carryforward                                            Poland             --             12
Restructuring                                                              Poland             --             16
Other                                                                      Poland             --              7

Net operating loss carryforward                                        Czech Republic         34              1
Other                                                                  Czech Republic          6              9
Valuation Allowance                                                    Czech Republic        (40)            (3)

Net operating loss carryforward                                         Other Europe           5             22
Other                                                                   Other Europe          11              7
Valuation allowance                                                     Other Europe         (16)            (8)

Net operating loss carryforward                                     Other Rest of World       --            104
Reserves                                                            Other Rest of World       --             28
Other                                                               Other Rest of World        4             23

TOTAL NET CURRENT DEFERRED TAX ASSETS                                                        $32           $306

NONCURRENT DEFERRED TAX ASSETS CONSIST OF THE FOLLOWING:

Employee benefit costs                                                      U.S.            $345           $287
Minimum pension liabilities                                                 U.S.             321            384
Net operating losses and alternative minimum tax                            U.S.             251            259
Property, plant and equipment                                               U.S.            (507)          (570)
Other                                                                       U.S.              (5)           (67)

Net operating loss carryforward                                        Other Americas         57              1
Property, plant and equipment                                          Other Americas         45              8
Employee benefit costs                                                 Other Americas         34             39
Other                                                                  Other Americas         (3)            (2)
Valuation allowance                                                    Other Americas        (14)            --

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


Net operating loss carryforward                                           Romania             --              7
Property, plant and equipment                                             Romania             63             11
Allowance for Receivables                                                 Romania             --              3
Valuation Allowance                                                       Romania            (63)            --

Property, plant and equipment                                          Czech Republic        144            138
Net operating loss carryforward                                        Czech Republic         --             11
Valuation Allowance                                                    Czech Republic       (144)           (11)

Property, plant and equipment                                              Poland             --            263
Reserves                                                                   Poland             --              6

Net operating loss carryforward                                         Other Europe         118            100
Property, plant and equipment                                           Other Europe          23             19
Employee benefit costs                                                  Other Europe          16             20
Other                                                                   Other Europe          12             18
Valuation allowance                                                     Other Europe        (169)          (157)

Property, plant and equipment                                       Other Rest of World       --             82
Other                                                               Other Rest of World       12              6

TOTAL NET NONCURRENT DEFERRED TAX ASSETS                                                    $536           $855
                                                                                         ------------------------

TOTAL NET DEFERRED TAX ASSETS                                                               $568         $1,161

CURRENT NET DEFERRED TAX LIABILITIES CONSISTS OF THE FOLLOWING:

Inventories                                                                Mexico           $(17)          $(16)
Accrued expenses                                                           Mexico              8             11

Reserves                                                                  Romania             --             (3)

Other                                                                   Other Europe         (19)           (25)
                                                                                         ------------------------

TOTAL NET CURRENT DEFERRED TAX LIABILITIES                                                  $(28)          $(33)


Noncurrent net deferred tax liabilities consists of the following:

Property, plant and equipment                                              Mexico           $(95)          $(99)
Net operating loss carryforward                                            Mexico             43             --
Inventories                                                                Mexico             --            (42)
Other                                                                      Mexico             (2)            16

Property, plant and equipment                                          Other Americas        (69)           (80)
Net operating loss carryforward                                        Other Americas         65             54
Other                                                                  Other Americas         (5)            (5)


Other                                                                   Other Europe         (11)           (26)

Property, plant and equipment                                              Poland             --           (157)
Employee benefit costs                                                     Poland             --             19
Other                                                                      Poland             --              3

Property, plant and equipment                                          Czech Republic         --            (86)
Reserves                                                               Czech Republic        (40)            (8)

Property, plant and equipment                                          Rest of World          (7)          (432)
Net operating loss carryforward                                        Rest of World          --             97
Employee benefit costs                                                 Rest of World          --             13
Reserves                                                               Rest of World          --              2

Property, plant and equipment                                            Kazakhstan         (142)          (229)
Employee benefit costs                                                   Kazakhstan           --              5
                                                                                         ------------------------

TOTAL NET NONCURRENT DEFERRED TAX LIABILITIES                                               (263)          (955)
                                                                                         ------------------------

TOTAL NET DEFERRED TAX LIABILITIES                                                         $(291)          $(988)
                                                                                         ========================


                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)



At December 31, 2004, Mittal Steel had a valuation allowance of $179 ($446 December 31, 2003) to reduce its deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from tax loss carryforwards and capital loss carryforwards in France as well as other temporary timing differences. In France, tax loss carryforwards and capital loss carryforwards have no expiration date. The utilization of tax loss carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses. In addition, capital loss carryforwards can only be offset against capital gains. During 2004 changes in economic events and circumstances led to the reduction in valuation allowance at several of the operating subsidiaries including the Czech Operating Subsidiary ($170) and the South African Operating Subsidiary ($207).

At December 31, 2004, based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary timing differences are anticipated to reverse, management believes it is more likely than not that Mittal Steel will realize the benefits of these deductible differences, net of the valuation allowances, at December 31, 2004. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

Mittal Steel has not provided any deferred income taxes on the undistributed earnings of its foreign subsidiaries based upon its determination that such earnings will be indefinitely reinvested. If such earnings were not considered indefinitely reinvested, deferred foreign income taxes would have been provided, after consideration of estimated foreign tax credits. However, determination of the amount of deferred foreign income taxes on reinvested earnings is not practicable.

As provided for certain agreement related to acquisitions and capital investments undertaken by the Company, income from operating activities in certain countries is subject to reduced tax rates, or, in some cases is wholly exempt from taxes. Such arrangements expire over various fiscal years through 2011.

Mittal Steel Temirtau and the Government of Kazakhstan signed an agreement that fixed its corporate income tax payments for the years 2005 through 2009. The fixed corporate income tax payments are dependent upon Mittal Steel Temirtau's completion of required capital investments by December 31, 2004, which was subsequently extended to December 31, 2006. As of December 31, 2004, the Company has incurred approximately $450 of the total $580 required capital investments.

The Company signed an amendment to the Mittal Steel Galati share purchase agreement resulting in the termination of their 5 year exemption to pay corporate income tax and other economic incentives previously provided to Mittal Steel Galati. This amendment has prospective impact beginning January 1, 2005. Mittal Steel Annaba and Mittal Steel Tebessa are exempt from corporate tax for a period of 10 years commencing from October 2001 provided certain commitments are met as specified in note 18.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


TAX LOSS CARRYFORWARDS

At December 31, 2004, the Company had total estimated net tax loss carryforwards of $2,089.

Such amount includes net operating losses of $881 primarily related to the U.S., the Mexican and the Canadian Operating Subsidiaries which expire as follows:

YEAR EXPIRING
2005                  $11
2006                   27
2007                   22
2008                   85
2009                   50
2010                   24
2011                   4
2012                   1
2013                   16
2020                   133
2021                   260
2022                   3
2023                   239
2024                   6

The remaining tax loss carryforwards of $1,208 are indefinite lived and are attributable to the Company's operations in France and South Africa.

Tax loss carryforwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. Dollar equivalent value of these tax loss carryforwards in future years.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


NOTE 16: OTHER OPERATING EXPENSES

Other operating expenses include:

                                                         YEAR ENDED DECEMBER 31,
                                                                 2002
                                                                 ----
Write-off of Empire Mine investments ..................           $39
Impairment loss on 2A Bloomer and 21" Bar Mill ........            23
                                                                 ----
                                                                  $62
                                                                 ====

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

                                         BALANCE AT        ADDITIONS                                               BALANCE AT
                                        DECEMBER 31,      CHARGED TO                                                DECEMBER
                                            2003            INCOME        DEDUCTIONS/RELEASE     ACQUISITIONS       31, 2004
                                        --------------------------------------------------------------------------------------
Allowance for doubtful accounts                  $ 119             $ 13                   $24              $ 159         $ 267
Environmental (see note 19)                         37                -                     -                130           167
Shutdown reserves(1)                                27                1                     -                 59            87
Voluntary severance offer and other                  1                4                     4                 12            13
Inventory obsolescence                             146               47                    15                 66           244
Deferred tax valuation allowances                  446                -                   474                207           179

                                         BALANCE AT        ADDITIONS                                               BALANCE AT
                                        DECEMBER 31,      CHARGED TO                                                DECEMBER
                                            2002            INCOME        DEDUCTIONS/RELEASE     ACQUISITIONS       31, 2003
                                        --------------------------------------------------------------------------------------
Allowance for doubtful accounts                   $ 77             $ 42                   $ -                $ -         $ 119
Environmental (see note 19)                         28                9                     -                  -            37
Shutdown reserves(1)                                23                7                     3                  -            27
Voluntary severance offer and other                  1                -                     -                  -             1
Inventory obsolescence                             133               11                    16                 18           146
Deferred tax valuation allowances                  216               20                     -                210           446


(1)The U.S. Operating Subsidiary maintains various shutdown reserves for former or dormant entities. Additions relate to liability recorded upon adoption of SFAS 143 on January 1, 2003 and accretion during 2003 (see note 18).

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 18: COMMITMENTS

Mittal Steel leases various facilities, land and equipment under non-cancellable lease arrangements. In most cases, management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.

Future minimum lease payments required under operating leases that have initial or remaining non-cancellable terms in excess of one year are as follows:

YEAR ENDING
2005   ......................................................................................................      $   22
2006   ......................................................................................................          15
2007   ......................................................................................................          10
2008   ......................................................................................................           7
2009   ......................................................................................................           5
Thereafter...................................................................................................          38
                                                                                                                   ------
Total minimum lease payments.................................................................................      $   97
                                                                                                                   ======

Rent expense amounted to $29, $27 and $30 for the years ended December 31, 2002, 2003 and 2004, respectively.

In the normal course of business, Mittal Steel enters into various long-term raw material supply contracts, which generally provide for the purchase prices to be negotiated annually based on market prices.

In the ordinary course of its business, the Company has guaranteed certain debts of is subsidiaries totaling $1,214.

At December 31, 2004 and December 31, 2003, the Company's US Operating Subsidiary guaranteed $41 and $54, respectively, of long-term debt attributable to I/ N Kote, one of its equity investments. Since the US Operating Subsidiary accounts for its investment in I/N Kote under the equity method, the debt which matures on January 12, 2007 is not recorded in the US Operating Subsidiary's Condensed Consolidated Balance Sheet. The US Operating Subsidiary's guarantee could be invoked in an event of default as defined in the provisions of the I/N Kote loan agreement. In addition to its 50% share of the remaining principal balance, the US Operating Subsidiary also guarantees any outstanding interest due, both of which bear interest at a rate equal to the higher of (1) the prescribed borrowing rate on the loan, or (2) the Bank's (Mizuho Corporate Bank Limited) prime rate, plus 2%. If the US Operating Subsidiary performed on its guarantee, it would continue to own its share of I/N Kote, subject to the security interest of the Bank in the assets of I/N Kote. The terms of the guarantee require the US Operating Subsidiary to maintain a minimum tangible net worth (as defined). The US Operating Subsidiary was in compliance with this term at December 31, 2004.

On July 16, 1998, the Company's US Operating Subsidiary entered into an agreement (the "Agreement") with the Pension Benefit Guaranty Corporation (the "PBGC") to provide certain financial assurances with respect to the US Operating Subsidiary's Pension Plan. In accordance with the Agreement, the US Operating Subsidiary provided the PBGC a $160 letter of credit which expired on July 9, 2003, and has made certain specified contributions to its Pension Plan. In addition, the US Operating Subsidiary granted to the PBGC a first priority lien on selected assets. In July 2003, the US Operating Subsidiary reached an agreement with the PBGC regarding alternative security for the $160 letter of credit. The letter of credit was allowed to expire, and in its place, the US Operating Subsidiary agreed to contribute $160 over the next two years and pay 50% of excess cash flows ($147 for 2004 is to be paid in 2005) as defined in the agreement with the PBGC to the US Operating Subsidiary's Pension Plan. Under this agreement, the US Operating Subsidiary contributed $50 in July 2003, $83 in 2004 and is required to contribute $28 in 2005. Outside of this Agreement, the US Operating Subsidiary also contributed $21 in September 2003. Additionally, the US Operating Subsidiary pledged $160 of non-interest bearing First Mortgage Bonds to the PBGC as security until the remaining $110 has been contributed to the Pension Plan and certain tests have been met.

Under the Agreement, Ryerson Tull Inc., the former parent of the US Operating Subsidiary, also provided to the PBGC a $50 guarantee of the US Operating Subsidiary's Pension Plan obligations, later issuing a letter of credit to secure this guarantee. The US Operating Subsidiary committed to take all necessary action to replace the guaranty/letter of credit by July 16, 2003, but was unable to do so, and therefore the guaranty and letter of credit continued in place. Separately, on September 15, 2003, the US Operating Subsidiary entered into a settlement agreement with Ryerson Tull under which, among other things, Ryerson Tull paid the US Operating Subsidiary $21 to release Ryerson Tull from various environmental and other indemnification obligations arising out of the sale by Ryerson Tull of the US Operating Subsidiary to Mittal Steel. The $21 received from Ryerson Tull was

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

paid into the US Operating Subsidiary Pension Plan and went to reduce the amount of the Ryerson Tull guaranty/letter of credit. The US Operating Subsidiary has agreed to make specified monthly contributions to its Pension Plan totaling $29 over the twelve-month period beginning January 2004, thereby eliminating any remaining guaranty/letter of credit obligations of Ryerson Tull with respect to the US Operating Subsidiary's Pension Plan. Of the $112 of contributions made to the US Operating Subsidiary's Pension Plan during 2004, $29 reduced the amount of, and by September 15, 2004, eliminated the Ryerson Tull guaranty / letter of credit. In addition, the US Operating Subsidiary committed to reimburse Ryerson Tull for the cost of the letter of credit to the PBGC, and to share with Ryerson Tull one-third of any proceeds which the US Operating Subsidiary might receive in the future in connection with a certain environmental insurance policy.

In 1998, the US Operating Subsidiary entered into an agreement with a third party to purchase 1.2 million tons of coke annually for approximately 15 years on a take-or-pay basis at prices determined by certain cost factors from a heat recovery coke battery facility located on land leased from the US Operating Subsidiary. The actual purchases of coke under this agreement were 1.3 million,
1.2 million and 1.2 million tons in 2004, 2003 and 2002, respectively. Under a separate tolling agreement with another third party, the US Operating Subsidiary has committed to pay tolling charges over approximately 15 years to desulphurize flue gas from the coke battery and to convert the heat output from the coke battery to electrical power and steam. The US Operating Subsidiary advanced $30 during construction of the project, which is recorded as a deferred asset on the balance sheet at December 31, 2003 and would have been credited against cash payments during the second half of the energy tolling arrangement. During the fourth quarter of 2004, an agreement was reached to allow the third party to pay the US Operating Subsidiary a deposit repayment equal to $54. Upon receipt of these funds, the deferred asset was written off and a corresponding gain of $1 was recognized by the US Operating Subsidiary. As of December 31, 2004 and December 31, 2003, the estimated minimum tolling charges remaining over the life of this agreement were approximately $254 and $199, respectively.

The US Operating Subsidiary sold all of its limestone and dolomite properties in 1990. The US Operating Subsidiary entered into a long-term contract with the buyer of the properties to purchase, subject to certain exceptions and at prices which approximate market, the full amount of the annual limestone needs of the US Operating Subsidiary through 2002. The US Operating Subsidiary has extended this arrangement at a fixed price through 2007.

In 2002, the US Operating Subsidiary entered into an agreement with Cleveland-Cliffs, Inc. to purchase from subsidiaries of Cleveland-Cliffs, Inc. all of its pellet requirements beyond those produced by the Minorca Mine (a wholly owned subsidiary of the US Operating Subsidiary) for twelve years. The price of the pellets is fixed for the first two years and then, adjusted over the term of the agreement based on various market index factors.

The total amount of firm commitments of the US Operating Subsidiary and its subsidiaries to contractors and suppliers in connection with construction projects primarily related to additions to property, plant and equipment, was $22 and $2 at December 31, 2004 and December 31, 2003, respectively.

In 1993, the US Operating Subsidiary established a partnership, PCI Associates, with a subsidiary of NIPSCO, Inc. to lease from General Electric Capital Corporation certain equipment located at the Indiana Harbor Works relating to the injection of pulverized coal into the US Operating Subsidiary's blast furnaces ("the PCI lease"). The term of the PCI lease is 18 years from the lease closing date, August 31, 1993. In 2003, NIPSCO sold its portion of PCI Associates to Primary Energy Steel LLC. Upon the failure of PCI Associates, an Indiana General Partnership, to pay certain amounts due or to perform certain duties under the PCI Lease or the insolvency of any of the Primary Energy Steel LLC parties or of the US Operating Subsidiary partner, the US Operating Subsidiary will be required, so long as it is the operator of the facility, to reimburse the lessor for certain amounts due, or to perform such actions, under the lease relating to its operations. The guaranteed amounts and duties do not pertain to the base rents due under the lease, which are the responsibility of Nisource, Inc. The US Operating Subsidiary could be responsible for its percentage of the liabilities, costs or expenses associated with specified misrepresentations or covenant breaches, discounted at 10%. The US Operating Subsidiary cannot reasonably estimate the amounts which could be due under this guarantee, however, it is not likely that resulting payment obligations in connection with any such arrangements could materially affect the financial condition or results of operations of the US Operating Subsidiary. The US Operating Subsidiary has not recognized any liability associated with this guarantee.

It is anticipated that the US Operating Subsidiary will make capital expenditures of $2 to $7 annually in each of the next five years for the construction, and have ongoing annual expenditures (non-capital) of $35 to $40 to operate air and water pollution control facilities to comply with current federal, state and local laws and regulations.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

On March 27, 1996, the Mexican Operating Subsidiary entered into an agreement for the period to December 31, 2005, with Pemex Gas y Petroquimica Basica ("Pemex") to purchase natural gas. During 2004 the Mexican Operating Subsidiary consumed approximately 34,128 Gcal per day of natural gas invoiced by Pemex at the prevailing market price applied for each month.

In March 2002 the Mexican Operating Subsidiary signed an agreement with Shougan Hierro Peru, valid until April 2007, for the supply of 500,000 MT per annum of Pellet Feed to the Mexican operations. As of December 31, 2004, 339,000 MT per annum had been received.

In April 2002 the Mexican Operating Subsidiary signed an agreement with MBR Overseas Ltd, valid until December 2007, for the supply of 1,920,000 MT per annum of Pellet Feed to the Company's Mexican operations. This agreement has been superceded by a long term Agreement for the period January 1, 2005 to December 31, 2015 for 2,000,000 MT of pellet feed and 600,000 MT of lump ore per annum and 300,000 MT of sinter fines for 2005 and 1,000,000 MT of sinter fines per annum for the rest of the contract period. As December 31, 2004, 1,781,000 MT per annum had been received.

Pursuant to its agreement with ISCOTT and the Government of Trinidad and Tobago made on December 30, 1994, the Company was required to offer new shares representing 40% of its Trinidadian Operating Subsidiary's total issued share capital in a public offering to Trinidad and Tobago nationals and locally controlled corporations by June 30, 1998. The Agreement also provides that such offering must be made at a fair price and on such other terms to be negotiated, and in default of agreement, by the Trinidad and Tobago Stock Exchange (TTSE). The Government extended the deadline to make the offering in the second half of 2000 and has also agreed in principle, as an alternative arrangement, to allow the shares of Mittal Steel to be listed and offered on the TTSE. The Company is currently working with the Government to resolve the requirement.

In September 2002, the Trinidadian Operating Subsidiary agreed with the National Gas Company of Trinidad and Tobago Limited ("NGC') to pay outstanding amounts for gas supplied whereby they paid to NGC approximately $5 in 2002 and approximately $22 in 2003 and agreed to pay $7 in monthly installments in 2004 towards the outstanding balance including interest. The Trinidadian Operating Subsidiary further agreed to accelerate certain of these payments to NGC in the event of increased cash flow under a variable factor method. With the payment on December 31, 2004 the full amount outstanding was paid.

The Trinidadian Operating Subsidiary had an agreement with a third party to purchase between 2.5 and 4.5 million metric tons of direct reduction iron ore pellets annually, for ten years, on a take or pay basis. In 2002 the parties agreed to replace the remainder of the contract with annually negotiated purchase agreements and entered into an agreement for the purchase of between
2.5 and 4.5 million metric tons of direct reduction iron ore pellets between January 1, 2002 and February 28, 2003. The Trinidadian Operating Subsidiary entered into a subsequent agreement for the purchase of between 2.0 and 3.0 million metric tons of direct reduction iron ore pellets between March 1, 2003 and February 29, 2004. A further agreement was entered into for the purchase of between 2.0 and 3.5 million metric tons of direct reduction iron ore pellets between March 1, 2004 to February 28, 2005. Negotiations are currently taking place with the third party for a purchase agreement for the period 2005 - 2007.

In February 2005 the German Operating Subsidiary signed an agreement with ThyssenKrupp Stahl AG for the purchase of between 1.3 - 1.5 million tons of pig iron each year for a 20 year term commencing October 2007. This agreement replaces an existing supply agreement between the parties under which the German Operating Subsidiary agreed to purchase from ThyssenKrupp Stahl AG 1.3 million tons of pig iron each year until September 2007.

The Company and its subsidiaries have capital commitments outstanding against major contracts as of December 31, 2004 amounting to $400 (2003: $280).

The Company has committed to invest $140 at its Algerian Operating Subsidiary over a ten year period commencing October 2001 of which $80 shall be invested in the first five years of operations to attain shipping levels of 1.2 million metric tons per year. The Algerian Operating Subsidiary has spent $64 through December 31, 2004. The Algerian Operating Subsidiary has committed to complete and realize the industrial pollution control program estimated to cost up to $25 over a ten year period commencing October 2001 for which the Algerian Operating Subsidiary has spent $4 through December 31, 2004. The Company also committed to invest $30 at Ispat Tebessa over a ten year period commencing October 2001, $20 of which is to be invested in the first five years of operations. The Company has spent $11 through December 31, 2004 towards this commitment.


The Company has committed to inject $175 to finance part of the total capital expenditure commitment of $351 (including $76 for environmental protection) at its Romanian Operating Subsidiary over a ten year period ending in 2011. The amount committed to be spent is $30, $66, $56, $55 and $44 for period November 15, 2001 to December 31, 2002, 2003, 2004 2005 and 2006, respectively and thereafter $20 every year from sixth to tenth year. The Romanian Operating Subsidiary has spent $250 and the Company has injected $60 to the Romanian Operating Subsidiary up to December 31, 2004. The Romanian Operating Subsidiary has also committed to contribute $5 per year to provide certain employees facilities.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


The Company's Czech Operating Subsidiary has committed to invest $243, including $20 for environmental investment, from 2003 to 2012, out of which $135 shall be invested by 2007. The Czech Operating Subsidiary has spent $40 up to December 31, 2004 towards this commitment.

The Company has committed to invest $10 at Ispat Tepro, including $1 for environmental investment, over five years commencing July 2003. Ispat Tepro has spent less than $1 through December 31, 2004 toward this commitment.

The Company has committed to invest $18 at Ispat Petrotub over a ten year period commencing January 2004, out of which $8 shall be invested in first five years. Furthermore, the Company has also committed to invest at Ispat Petrotub, $13 for environmental investment over the first five years commencing January 2004. Ispat Petrotub has spent less than $1 through December 31, 2004 toward this commitment.

The Company has committed to invest $12 at S.C. Siderurgica S.A. over a ten year period commencing 2004, out of which $7 shall be invested in first five years. Further, the Company has also committed to invest $4 in environmental investment at S.C. Siderurgica S.A.

The sale of the Company's Polish Operating Subsidiary by the government of Poland was part of an initiative to restructure the Polish steel industry. Pursuant to the acquisition agreement, the Company committed to make capital expenditures of Euro 497 million (equivalent to approximately $662 based on the exchange rate prevailing on the date of the commitment) through December 2009, as well as to comply with the PHS restructuring plan that the government of Poland agreed with the European Commission as part of the European Union accession process, including the shutdown of some rolling and finishing facilities and minimum employment levels. Through December 31, 2004, the Company's Polish Subsidiary has spent $38 towards this commitment.

The Company has, with the acquisition of BH Steel, committed to invest in capital commitments of $135 over a ten year period. Additionally, investments of $60 to $80 will be made to increase the quality of production at BH Steel over the same ten year period.

The Company has committed, subject to market conditions, to invest in projects in its Kazakh Operating Subsidiary totaling $580 until the year 2006. Through December 31, 2004, the Company has spent $450 toward this commitment. The Company plans to invest the remaining portion during 2005 and 2006.

The Company and its subsidiaries had contingent liabilities amounting to $50 as on December 31, 2004 (2003: $28 ) in respect of bills of exchange discounted with banks which had not matured.

For certain of its Operating Subsidiaries, the Company has provided employment commitments for various periods in which the Company has agreed not to engage in any collective dismissals of employees.

Compliance standards for environmental remediation vary significantly depending on the local regulatory environment in which the Operating Subsidiaries operate. The Kazakh Operating Subsidiary is maintaining the Environmental Plan of Action (based on the World Bank standards), which is also in compliance with the EBRD and IFC loan agreements. In accordance with the agreement with the Government of Algeria, the Algerian Operating Subsidiary continues its Environmental Plan of Action so as to achieve the norms, as specified therein, by March 2009. In accordance with the agreement with APAPS, the Romanian Operating Subsidiary continues its Environmental Plan of Action so as to complete the investment program, as specified therein, by 2006. The Czech Operating Subsidiary continues its Environmental Plan of Actions so as to complete the investment program, as agreed with the Czech Republic National Property Fund, Fond Narodniho Majetku ("FNM"), by 2010. Environmental remediation obligations existing as of the acquisition date, up to $49, are the responsibility of and will be paid by FNM. The Company believes the likelihood is remote that the environmental remediation obligations will exceed $49.

The operations of the Kazakh Operating Subsidiary are subject to supervision by the Ministry of Natural Resources and

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

Environmental Protection of Kazakhstan, which established pollution limits and quotas. Relevant legislation imposes various fees for discharges of pollutants and other environmental damage and limits for discharges, and entities that emit pollution in excess of these amounts must pay higher rates. According to the terms of its acquisition by the Company, through 2005 the Kazakh Operating Subsidiary is required to make annual expenditures on pollution control measures of approximately $2 and to adhere to environmental regulations in effect as of November 17, 1995.

ASSET RETIREMENT OBLIGATIONS
In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This Statement establishes standards for accounting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company recorded the fair value of a legal liability for an asset retirement obligation ("ARO") in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of the related asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Based on analysis the Company has performed, it has been determined that there are two assets for which an asset retirement obligation must be recorded.

The first asset is the Company's Minorca Mine at Ispat Inland. The Minorca Mine, through the Environmental Impact Statement (EIS) process, does have a reclamation plan on file with the state of Minnesota. Each year the Minorca Mine is required by the Minnesota Department of Natural Resources (MDNR) to submit an annual mining and reclamation summary for the year just completed and to provide mining and reclamation plans for the coming year. When possible the Minorca Mine reclaims abandoned areas on a yearly basis. By doing this, the mine keeps up with the reclamation to avoid a huge cost at the end of the mine life. Each fall the MDNR conducts a field review of prior reclamation work, to point out deficiencies that need to be corrected. A complete environmental site assessment was done in 1996. The Minnesota Pollution Control Agency conducted a multi-media inspection of the entire property with no violations. Currently, Ispat Inland Mining Company is in compliance with all environmental standards and therefore, the Company expects little or no environmental remediation at the time of closure of the mine. As of December 31, 2004, the estimated total future reclamation costs are $18.

The second asset retirement obligation relates to the removal costs of the manufacturing facilities and remediation at the site property at Ispat Hamburg. Under the terms of the lease agreement, Ispat Hamburg will be responsible for removal and remediation costs for the factory land at the end of its lease in 2013.

Changes in the liability for asset retirement obligations during 2003 consisted of the following:

                                                                                                      2003           2004
                                                                                                      ----           ----
Balance as of January 1,                                                                        $       17      $      20
Accretion.................................................................................               1              1
Translation adjustment....................................................................               2              -
                                                                                                 ---------       --------
Balance as of December 31,................................................................      $       20      $      21
                                                                                                 ---------       --------

The asset retirement obligation liability balances as if SFAS No. 143 had been adopted on January 1, 2001 (instead of January 1, 2003) was as follows:

                                                                                                    2002             2003
                                                                                                    ----             ----
Liability for asset retirement obligations at beginning of period.........................           $15              $17
Liability for asset retirement obligations at end of period...............................            17               20

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 19: CONTINGENCIES

The Company is a party to a number of legal proceedings arising in the ordinary course of business. The Company does not believe that the adverse determination of any such pending routine litigation, either individually or in the aggregate, will have a material adverse effect on its business, financial condition, results of operations, or cash flows. Where these actions are being contested their outcome is not predictable with assurance.

ENVIRONMENTAL LIABILITIES

The Company is subject to various environmental laws and regulations that require environmental assessment or remediation efforts at its multiple locations and Operating Subsidiaries.

The US Operating Subsidiary is involved in various environmental and other administrative or judicial actions initiated by governmental agencies. At December 31, 2004, and December 31, 2003, the reserves for environmental liabilities totaled $37 and $37, respectively. In 1993, the U.S. Operating Subsidiary agreed to a Consent Decree in connection with the Environmental Protection Agency ("EPA") lawsuit. Of the recorded reserves, $22 and $22, respectively, is related to the sediment remediation under the EPA Consent Decree, which obligates the U.S. Operating Subsidiary to pay a specified amount of $19 plus interest at the 13-week Treasury bill rate. The U.S. Operating Subsidiary has recorded an estimated liability of $6 related to certain other currently ongoing environmental matters which are not related to the sediment remediation portion of the EPA Consent Decree. The 1993 EPA Consent Decree also requires remediation of the U.S. Operating Subsidiary's Indiana Harbor Works site ("the Corrective Action") which is a distinct and separate responsibility under the Consent Decree. The 1993 EPA Consent Decree establishes a three-step process for the Corrective Action, each of which requires approval by the EPA, consisting of: assessment of the site (including stabilization measures), evaluation of remediation alternatives and remediation of the site. The U.S. Operating Subsidiary is presently assessing the nature and the extent of environmental contamination. Assessments under the EPA Consent Decree have been ongoing since the decree was entered and no significant new environmental exposures have been identified. It is anticipated that this assessment will cost approximately $2 to $4 per year over the next several years. Until the first two steps are completed, the remedial action to be implemented cannot be determined. Because future required payments under the EPA Consent Decree are substantially fixed, management does not believe that environmental expenditures related to the EPA Consent Decree, in excess of the amounts currently accrued, if any, will have a material effect on the results of operations, financial position or cash flows of the Company. Insurance coverage with respect to work required under the 1993 EPA Consent Decree is not significant.

In October 1996, the US Operating Subsidiary was identified as a potentially responsible party due to alleged releases of hazardous substances from its Indiana Harbor Works facility and was notified of the Natural Resource Damages Act (NRDA) Trustees' intent to perform an environmental assessment on the Grand Calumet River and Indiana Harbor Canal System. A form of consent decree has been negotiated and issued as a final order of the court in January 2005 under which the U.S. Operating Subsidiary will pay approximately $1 in the first year and approximately $2 in each of the four years thereafter, for a total of approximately $9. The US Operating Subsidiary has also incurred approximately $1 in costs related to this matter which are payable within 30 days of the effective date of the Consent Decree. The U.S. Operating Subsidiary has recorded a liability for this matter of approximately $9. Management believes that the required future payments related to these matters are substantially fixed, and, accordingly, does not believe that reasonably possible losses in excess of the amounts accrued, if any, will have a material effect on Mittal Steel's financial position, results of operations, and cash flows.

A notice of violation ("NOV") was issued on July 2, 2002 by the EPA against the US Operating Subsidiary, Indiana Harbor Coke Company, L.P. ("IHCC") and Cokenergy, Inc., alleging violations of air quality and permitting regulations for emissions from the Heat Recovery Coal Carbonization facility which is operated by IHCC. An amended NOV stating similar allegations was issued on August 8, 2002. Management believes that recent developments in this case have been favorable to the Company and that this matter will not have a material effect on Mittal Steel's financial position , results of operations and cash flows.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

In addition, in January 2005 the US Operating Subsidiary received a Third Party Complaint by Alcoa Incorporated alleging that the US Operating Subsidiary is liable as successor to the interests of Hillside Mining Co., a company that the US Operating Subsidiary acquired in 1943, operated until the late 1940s and then sold the assets of in the early 1950s. It is alleged that since Hillside was operating in the area at the same time as Alcoa, if Alcoa is found to be liable in the original suit that was filed against it by approximately 340 individuals who live in the Rosiclare area of southern Illinois, then the US Operating Subsidiary should also be found liable, and there should be an allocation to the US Operating Subsidiary of the amount that would be owed to the original Plaintiffs. Those original Plaintiffs are alleging that the mining and processing operations allowed the release of fluorspar, manganese, lead and other heavy metal contaminants, causing unspecified personal injury and property damage. The US Operating Subsidiary has also been identified as a potentially responsible party by the Illinois EPA in connection with this matter. The US Operating Subsidiary has requested further information from the Illinois EPA regarding their potential claim. Until such time as this matter is further developed, management is not able to estimate reasonably possible losses, or a range of such losses, the amounts of which may be material in relation to Mittal Steel's financial position, results of operations and cash flows. The U.S. Operating Subsidiary intends to defend itself fully in these matters.

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, also known as Superfund, and analogous state laws can impose liability for the entire cost of cleanup at a site upon current or former site owners or operators or parties who sent hazardous materials to the site, regardless of fault or the lawfulness of the activity that caused the contamination. The US Operating Subsidiary is a potentially responsible party at several state and federal Superfund sites. The US Operating Subsidiary could, however, incur additional costs or liabilities at these sites based on new information, if additional cleanup is required, private parties sue for personal injury or property damage, or other responsible parties sue for reimbursement of costs incurred to clean up the sites. The US Operating Subsidiary could also be named a potentially responsible party at other sites if its hazardous materials or those of its predecessor were disposed of at a site that later becomes a Superfund site.

Environmental remediation for periods prior to the privatizations of the Company's Operating Subsidiaries in the Czech Republic, Romania, Kazakhstan and Algeria are borne by the local governments in those countries. Environmental remediation relating to periods subsequent to the privatizations have been complied with, and accordingly there are no remediation liabilities for which the Company is responsible at December 31, 2004 with respect to the Company's Operating Subsidiaries in the Czech Republic, Romania, Kazakhstan and Algeria. The liability primarily relates to environmental remediation costs recognized
(a) fully in terms of decommissioned facilities, and (b) pro-rated costs for facilities to be decommissioned in the future in terms of site-specific holistic environmental master plans developed in consultation with external consultants taking cognizance of appropriate statutory regulation. As part of the Company's acquisition of Ispat Polska in March 2004, the Company recorded as part of the preliminary purchase price allocation a liability related to estimated costs probable of payment for environmental remediation obligations existing at the time of acquisition.

At December 31, 2004. the Polish Operating Subsidiary had recorded an undiscounted reserve of $110. At December 31, 2004, the South African Operating Subsidiary had recorded an environmental reserve of $226, discounted at 10% with respect to environmental remediation. The discounted amount of $130 is recorded at December 31, 2004. The expected future cash flows relating to environmental remediation costs at the South African Operating Subsidiary is as follows at December 31, 2004:

       2005                                                                             $      11
       2006                                                                                    25
       2007                                                                                    28
       2008                                                                                    28
       2009                                                                                    29
       Later years                                                                            105
                                                                                              ---
       Total undiscounted environmental remediation
            costs at the South African Operating Subsidiary                             $     226

In September 2004, the Environmental Inspection Department of the Republic of Kazakhstan raised a claim for approximately $20, alleging that the Kazakh Operating Subsidiary had failed to obtain the necessary approvals from the Environment Ministry and had therefore engaged in pollution without permission during the first six months of 2004. The Kazakh Operating Subsidiary believes that it has acted in accordance with the terms of the arrangement by which it was acquired by the Company, which required compliance with environmental norms existing as of the date of such agreement and to make specified minimum investments in controlling pollution. The Company vigorously disputes this claim. In December 2004, the Kazakh Operating Subsidiary signed a pollution reduction plan with the Kazakhstan Ministry of Environmental Protection, which the Company believes brings this matter to a close, with the Company paying no amounts related to this claim. The Company has therefore not provided for this potential expense at December 31, 2004.

LEGAL CLAIMS

In 1994, the European Commission raised claims of EUR 47 million for repayment by DSG Dradenauer Stahlgesellschaft GmbH ("DSG"), a former subsidiary of the Company, of loan amounts alleged to qualify as improper subsidies from the City of Hamburg. In April 2002, the European Court of Justice decided that the loan was an unauthorized subsidy under European

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

Community law. DSG stated that the loan had been fully repaid. At first instance, the court in Hamburg, Germany confirmed the position of DSG. However, in April 2004, the High Court in Hamburg ruled that DSG is obliged to pay DM 1 million (EUR 0.5 million) to the City of Hamburg. DSG is appealing this decision. The Company cannot predict the final outcome of these proceedings. In August 2004, DSG filed for bankruptcy and a receiver was appointed by the court. In August 2002, DSG was sold and consequently is no longer a subsidiary of the Company.

In September 2003, the owners of a bulk cargo vessel commenced arbitration proceedings against the Trinidadian Operating Subsidiary and an affiliate in connection with the loss of the vessel, which had been carrying a cargo of direct reduced iron supplied by the Trinidadian Operating Subsidiary from Trinidad to Indonesia. The Company is unable to estimate the amount of liability, if any, arising from these proceedings. In October 2004, the Company provided cash security of $9 in accordance with a court order. The parties are at present preparing submissions as part of the arbitration process.

In May 2003, the Irish government commenced proceedings against the Company's Mexican Operating Subsidiary and the Company, claiming certain environmental cleanup costs relating to the site of Irish Ispat Limited, which was closed in 2001. In April 2004, the Irish government filed a Notice of Discontinuance of its claim against the Company and served its Statement of Claim against the Mexican Operating Subsidiary in May 2004. In October 2004, the Mexican Operating Subsidiary served a Request for Further and Better Particulars of Statement of Claim. In February 2005, the court struck out the claim with no order for costs.

In late 2002, three subsidiaries of the Company (Trefileurope, Trefileurope Italia S.r.l. and Fontainunion S.A.), along with other European manufacturers of pre-stressed wire and strands steel products, received notice from the European Commission that it was conducting an investigation into possible anti-competitive practices by these companies. The Company and its subsidiaries are cooperating fully with the European Commission in this investigation. The European Commission can impose fines (up to a maximum of 10% of annual revenues) for breaches of European Community competition law. The Company is currently unable to assess the ultimate outcome of the proceedings before the European Commission or the amount of any fines that may result. As the alleged anti-competitive activities would have taken place in large part prior to the acquisition of the subsidiaries, the Company has notified the previous owners that it will seek indemnification for costs resulting from the investigation.

In March 2004, a group of residents in Nova Scotia brought a potential class action in the Supreme Court of Nova Scotia against various parties, including the Company's Canadian Operating Subsidiary, alleging various torts for damage allegedly caused by the steel plant and coke ovens formerly owned and occupied by Dominion Steel and Coal Corporation from 1927 to 1967. The Company acquired the Company's Canadian Operating Subsidiary in 1994 and the plaintiffs are attempting to establish that the Company's Canadian Operating Subsidiary thereby assumed the liabilities of the former occupiers. The plaintiffs are now seeking to have the claim approved as a class action, though the court has not yet issued a decision on this matter. The Canadian Operating Subsidiary intends to file preliminary motions to set aside this claim at an early stage. The Company is currently unable to assess the outcome of these proceedings or the amount of the Company's Canadian Operating Subsidiary's potential liability, if any.

The US Operating Subsidiary and an independent, unaffiliated producer of raw materials are parties to a long-term supply agreement under which the US Operating Subsidiary was obligated to fund an escrow account to indemnify said producer of raw materials for the continuing availability of certain tax credits under the US Tax code, which credits extend until January 1, 2008. Contributions to the escrow account were determined by the agreement and the funds were restricted from Company use while in the escrow account. The US Operating Subsidiary received full recovery of $39, the escrowed amount, in April of 2001. No further contributions to the escrow account are required at this time as the US Operating Subsidiary believes the likelihood of the specific contingency occurring is remote. If there is any loss, disallowance or reduction in the allowable tax credits applicable to the raw materials previously sold to the US Operating Subsidiary, the US Operating Subsidiary is required to repay the independent, unaffiliated producer the amount by which the cost of the raw materials was decreased as a result of such tax credits, subject to certain adjustments, plus interest. As of December 31, 2004, the US Operating Subsidiary's cumulative cost reduction due to such tax credits totaled $185. The US Operating Subsidiary has not recognized any liability associated with this indemnity.

Sidex International Plc. ("SIP"), a joint venture that Ispat Sidex formed in 1997 with Balli Steel Plc, in 2002 raised a claim of approximately $48 for alleged non-delivery of steel by Ispat Sidex from 1998 onwards as well as interest, damages and costs. Arbitration proceedings began in mid-November 2004 and an arbitration decision is expected in the second quarter of 2005. Ispat Sidex expects to be indemnified by a third party if an award is granted in favor of SIP by a competent court or arbitration tribunal by a definite and irrevocable decision with respect to this claim. Ispat Sidex vigorously disputes this claim and has brought a counterclaim for non-payment by SIP plus damages, interest and costs, in total exceeding the amount of the claim raised by SIP. As the Company cannot determine the outcome of this matter or estimate the amount or range of potential loss that may be incurred by Ispat Sidex, no amount has been provided as of December 31, 2004.

In February 2003, the Romanian Customs Authorities alleged non-compliance with respect to custom formalities relating to imported steel products at the Romanian Operating Subsidiary and assessed a penalty on the Romanian Operating Subsidiary in the amount of $14. The Romanian Operating Subsidiary subsequently appealed the decision of the Romanian Custom Authorities with the court of first instance and received a favourable ruling from the court of first instance with respect to $7 alleged in the claim. With respect to the remaining $7 assessment, the Company received an initial favourable ruling in the court of first instance for $4, which is likely to be appealed by the Customs Authorities to the Court of Appeals. The remaining balance has been initially awarded to the Romanian Customs Authorities, although the Company has filed an appeal with the Court of Appeals. As a result of the unfavourable ruling, however, the Company believes that it is probable that it will incur a loss with respect to the remaining balance and has therefore provided a reserve for such amount at December 31, 2004.

Since 2001, the Czech Operating Subsidiary has been involved in a dispute with ICF Kaiser Netherlands B.V. ("ICF"), the contractor for phase 1 of a mini-mill works project (rolling mill P1500), and its parent company, Kaiser Group International. Under the terms of the turnkey engineering and construction contract, a maximum of three performance tests were required to ensure that the mini-mill met contract mandated quality and quantity standards. Although the mini-mill failed the first performance tests, ICF contends the Czech Operating Subsidiary owes various costs incurred by ICF in relation to the construction of the mini-mill. The dispute has not been resolved and ICF has commenced legal action against the Czech Operating Subsidiary. Until recently, the primary legal venue for this matter has been the United States Bankruptcy Court for the District of Delaware, where Kaiser Group International is currently going through bankruptcy reorganization. The Delaware bankruptcy court has previously ruled that Kaiser Group International, as opposed to ICF, could proceed with prosecution of its specific claims against the Czech Operating Subsidiary in the Delaware bankruptcy court venue. The Czech Operating Subsidiary appealed this ruling, and during the first quarter of 2004, the Delaware bankruptcy court's decision was overturned by the United States District Court for the District of Delaware, which ruled that the proceedings should be stayed pending the completion of international arbitration proceedings. On January 6, 2004, ICF filed arbitration claims against the Czech Operating Subsidiary in the amount of $51 with the International Court of Arbitration in Paris, with the earliest possible award ruling being issued sometime in 2005. The sum claimed was revised to $67 in November 2004 to include interest and additional costs. The Company vigorously disputes this claim and has submitted a $50 counterclaim against ICF in these same arbitration proceedings. At December 31, 2004, the Company has provided for a reserve of $34 with respect to this matter, a sum equal to the amount the Czech Operating Subsidiary withdrew from the performance letter of credit posted by ICF as well as retention fee payments claimed by ICF. As the Company cannot estimate the amount or range of any additional potential loss that may be incurred by the Czech Operating Subsidiary, no additional amount has been provided as of December 31, 2004.

During 2001, a complaint was brought against the South African Operating Subsidiary alleging certain violations of the South African Government Export Incentive Scheme. The claim asks for damages in the amount of $20, plus interest. There has been no activity with respect to this matter since 2001. As a result, the Company cannot determine the outcome of this matter or estimate the amount or range of potential loss that may be incurred by the South African Operating Subsidiary. Therefore, no amount has been provided for their potential claim as of December 31, 2004.

The South African Operating Subsidiary is involved in a dispute with Harmony Gold, Cadac (Pty) Ltd., Barnes Group of Companies and others alleging that the South African Operating Subsidiary is in violation of the Competition Act. Any adverse decision by the Competition Commission or Competition Tribunal in the Republic of South Africa would impact the pricing formulas used by the South African Operating Subsidiary. As the Company cannot determine the outcome of this matter or estimate the amount or range of potential loss that may be incurred by the South African Operating Subsidiary, no amount has been provided at December 31, 2004.

The Company does not believe that, as of December 31, 2004, any material matters exist relating to the fiscal matters in its country of incorporation and the countries where its Operating Subsidiaries conduct business, including the current pending or future governmental claims and demands, would require adjustment to the accompanying financial statements.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 20: SEGMENT AND GEOGRAPHIC INFORMATION

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

Information with respect to the Company's operations in different geographic areas is as follows:

                                                                                                       OTHERS &
                                                  AMERICAS           EUROPE        REST OF WORLD     ELIMINATIONS     CONSOLIDATED
                                                  ----------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2002
Sales                                                   $3,796            $2,152           $1,483            $(351)           $7,080
Operating income                                           141                64              476                21              702
Depreciation                                               162                34               70                 -              266
Capital expenditures                                        81                54              130                 -              265
    TOTAL ASSETS AS AT DECEMBER 31, 2002                $7,029            $7,800           $2,181          $(9,101)           $7,909
YEAR ENDED DECEMBER 31, 2003
Sales                                                   $4,072            $3,800           $2,275            $(580)           $9,567
Operating income                                           136               317              707               139            1,299
Depreciation                                               165               116               84              (34)              331
Capital expenditures                                       142               131              222              (74)              421
    TOTAL ASSETS AS AT DECEMBER 31, 2003                $7,349            $9,654           $3,225         $(10,091)          $10,137
YEAR ENDED DECEMBER 31, 2004
Sales                                                   $6,560            $9,905           $7,648          $(1,916)          $22,197
Operating income                                         1,583             1,965            2,399               199            6,146
Depreciation                                               185               297              212             (141)              553
Capital expenditures                                       130               289              560              (81)              898
    TOTAL ASSETS AS AT DECEMBER 31, 2004                $8,342           $17,203           $8,707         $(15,099)          $19,153

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

Information concerning certain countries was as follows:

                                                                SALES FOR THE YEARS ENDED                     LONG-LIVED ASSETS(1)
                                                                        DECEMBER 31                              AS OF DECEMBER 31
                                                       -----------------------------------------------------------------------------
                                                         2002              2003             2004              2003             2004
                                                       -----------------------------------------------------------------------------
AMERICAS
    United States                                       $2,397            $2,223           $3,158            $1,751           $1,689
    Mexico                                                 668               872            1,509               467              472
    Other                                                  731               977            1,893               625              630
    TOTAL AMERICAS                                      $3,796            $4,072           $6,560            $2,843           $2,791
EUROPE
    Romania                                               $899            $1,216           $2,087              $263             $360
    Czech Republic                                           -             1,162            2,070               799              873
    Poland                                                   -                 -            3,563                 -            2,237
    Other                                                1,253             1,422            2,185               312              724
    TOTAL EUROPE                                        $2,152            $3,800           $9,905            $1,374           $4,194
REST OF WORLD
    Kazakhstan                                            $869            $1,189           $1,381              $784           $1,018
    Other                                                  614             1,086            6,267               333            2,190
    TOTAL REST OF WORLD                                  1,483             2,275            7,648             1,117            3,208
ELIMINATIONS(2)                                          (351)             (580)          (1,916)             (680)          (2,631)
TOTAL                                                   $7,080            $9,567          $22,197            $4,654           $7,562

----------
(1)Consists of property, plant and equipment, net of accumulated depreciation
(2)Eliminations relate to inter-region

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 21: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

The senior notes issued by Ispat Europe will be jointly, severally, fully and unconditionally guaranteed on a senior basis by Mittal Steel, Mittal Steel Germany GmbH, Mittal Steel Hamburg, Mittal Steel Germany GmbH, Mittal Steel Hamburg, Mittal Steel Ruhrort and Mittal Steel Hochfeld GmbH. Presented below is condensed consolidating financial information for:

-     Mittal Steel on a parent company only basis;
-     Mittal Steel Europe, on a parent company only basis;
- Mittal Steel Europe's guarantor subsidiaries, Mittal Steel Germany GmbH, Mittal Steel Hamburg, Mittal Steel Ruhrort and Mittal Steel Hochfeld GmbH on a combined basis;
-     Mittal Steel Europe's non-guarantor subsidiary, Mittal Steel Gandrange;
-     Mittal Steel Europe eliminations; and
-     Mittal Steel Europe consolidated;
-     Mittal Steel's non-guarantor subsidiaries, on a combined basis;
-     Mittal Steel eliminations; and
-     Mittal Steel and subsidiaries consolidated.

Ispat Europe has no business operation of its own. Accordingly, it can only pay dividends or distributions to the extent it is able to arrange a distribution from its subsidiaries, recognize gain from the sale of its assets or records share premium from the issuance of common shares. Ispat Europe's operating subsidiaries are subject to certain restrictions under the terms of certain of their debt agreements for paying dividends. As a result, $53 of Ispat Europe's retained earnings is free of restriction for the payment of dividends as at December 31, 2004.

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


Condensed consolidating statements of income for the year ended December 31,
2002



                                                                               MITTAL STEEL EUROPE - ISSUER SUBSIDIARY
                                                                   -----------------------------------------------------------------
                                                                    MITTAL                 MITTAL STEEL
                                                                    STEEL    MITTAL STEEL    EUROPE -
                                                   MITTAL STEEL -  EUROPE -    EUROPE -        NON-      MITTAL STEEL  MITTAL STEEL
                                                      PARENT        PARENT    SUBSIDIARY    GUARANTOR       EUROPE-       EUROPE-
                                                      COMPANY      COMPANY    GUARANTORS    SUBSIDIARY   ELIMINATIONS  CONSOLIDATED
                                                   ---------------------------------------------------------------------------------
Net sales                                                      $-        $-          $688          $574         $(43)        $1,219
COSTS AND EXPENSES:
    Cost of sales (exclusive of depreciation shown
    separately below)                                           4         2           609           530          (36)         1,105
    Depreciation                                                -         -             7             7                          14
    Selling, general and administrative                         7         2            35            39           (7)            69
    Other operating expense                                     -         -             -             -             -             -
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                             (11)       (4)            37           (2)             -            31
Other income (expense) - net                                    -         -             3             -             -             3
Equity in earnings of subsidiaries                            605        26             -             -          (26)             -

FINANCING COSTS:
    Net interest income (expense)                               1      (16)           (1)           (1)             -          (18)
    Net gain (loss) from foreign exchange                       -         -             -           (1)             -           (1)
------------------------------------------------------------------------------------------------------------------------------------
Income before taxes and minority interest                     595         6            39           (4)          (26)            15
Income tax (benefit) expense:
    Current                                                     -         -             3             2             -             5
    Deferred                                                    -         -             4             -             -             4
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) before minority interest                    595         6            32           (6)          (26)             6
    Minority Interest-                                          -         -             -             -             -             -
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                            $595        $6           $32          $(6)         $(26)            $6

------------------------------------------------------------------------------------------------------------------------------------


                                                      MITTAL STEEL
                                                         - NON-     MITTAL STEEL
                                                        GUARANTOR        -        MITTAL STEEL-
                                                      SUBSIDIARIES  ELIMINATIONS  CONSOLIDATED
                                                   --------------------------------------------
Net sales                                                   $6,296        $(435)         $7,080
COSTS AND EXPENSES:
    Cost of sales (exclusive of depreciation shown
    separately below)                                        5,050         (407)          5,752
    Depreciation                                               252             -            266
    Selling, general and administrative                        228           (6)            298
    Other operating expense                                     62             -             62
-----------------------------------------------------------------------------------------------
Operating income                                               704          (22)            702
Other income (expense) - net                                    36           (7)             32
Equity in earnings of subsidiaries                             111         (605)            111

FINANCING COSTS:
    Net interest income (expense)                            (204)           (1)          (222)
    Net gain (loss) from foreign exchange                       19           (3)             15
-----------------------------------------------------------------------------------------------
Income before taxes and minority interest                      666         (638)            638
Income tax (benefit) expense:
    Current                                                     59             -             64
    Deferred                                                  (36)             -           (32)
-----------------------------------------------------------------------------------------------
Net income (loss) before minority interest                     643         (638)            606
    Minority Interest-                                        (11)             -           (11)
-----------------------------------------------------------------------------------------------
Net income (loss)                                             $632        $(638)           $595

-----------------------------------------------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating statements of comprehensive income for the year ended December 31, 2002



                                                                                  MITTAL STEEL EUROPE - ISSUER SUBSIDIARY
                                                                  ------------------------------------------------------------------
                                                                    MITTAL                 MITTAL STEEL
                                                                    STEEL    MITTAL STEEL    EUROPE -
                                                   MITTAL STEEL -  EUROPE -    EUROPE -        NON-      MITTAL STEEL   MITTAL STEEL
                                                      PARENT        PARENT    SUBSIDIARY    GUARANTOR       EUROPE-        EUROPE-
                                                      COMPANY      COMPANY    GUARANTORS    SUBSIDIARY   ELIMINATIONS   CONSOLIDATED
                                                   ---------------------------------------------------------------------------------
Net income                                                  $ 595        $6           $32          $(6)         $(26)             $6
Other comprehensive income (loss)                               -      (28)            30            10             -             12
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                        $ 595     $(22)           $62            $4         $(26)            $18
------------------------------------------------------------------------------------------------------------------------------------

                                                                   MITTAL STEEL
                                                       - NON-     MITTAL STEEL
                                                      GUARANTOR        -        MITTAL STEEL-
                                                    SUBSIDIARIES  ELIMINATIONS  CONSOLIDATED
                                                  -------------------------------------------
Net income                                                  $632        $(638)           $595
Other comprehensive income (loss)                          (279)             4          (263)
---------------------------------------------------------------------------------------------
Comprehensive income                                        $353        $(634)           $332
---------------------------------------------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2002


                                                                                MITTAL STEEL EUROPE - ISSUER SUBSIDIARY
                                                                    --------------------------------------------------------------
                                                                                          MITTAL
                                                                    MITTAL   MITTAL       STEEL
                                                           MITTAL   STEEL    STEEL        EUROPE -     MITTAL         MITTAL
                                                           STEEL    EUROPE - EUROPE -     NON-         STEEL          STEEL
                                                           -PARENT  PARENT   SUBSIDIARY   GUARANTOR    EUROPE-        EUROPE-
                                                           COMPANY  COMPANY  GUARANTORS   SUBSIDIARY   ELIMINATIONS   CONSOLIDATED
                                                           -----------------------------------------------------------------------
Net cash provided by operating activities                     $ 640       $16      $10       $19            $(3)              $42
----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
    Purchases of property, plant and equipment                    -         -     (10)      (15)               -             (25)
    Proceeds from sale of investment including affiliates
    and joint ventures                                            -         -        -         -               -                -
    Investment in affiliates and joint ventures               (644)         -        -         -               -                -
    Other                                                         -         -        -         1               3                4
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities              (644)         -     (10)      (14)               3             (21)
----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
    Proceeds from payable to banks                                -         -        3        17               -               20
    Proceeds from long-term debt                                  -         3        -         -               -                3
    Proceeds from long-term debt payable to affiliated            -         -        -         -               -                -
    Payments of payable to banks                                  -         -        -      (17)               -             (17)
    Payments of long-term debt payable to unrelated
    parties                                                       -      (12)        -         -               -             (12)
    Payments of long-term debt payable to affiliated              -       (7)        -         -               -              (7)
    Purchase of treasury stock                                  (1)         -        -         -               -                -
    Sale of treasury stock                                        5         -        -         -               -                -
    Dividends                                                     -         -        -         -               -                -
    Issue of share capital - net                                  -         -        -         -               -                -
----------------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                             4      (16)        3         -               -             (13)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents              -         -        3         5               -                8
----------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                           -         -        1         3               -                4
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
    At the beginning of the year                                  -         -       17         4               -               21
----------------------------------------------------------------------------------------------------------------------------------
    At the end of the year                                      $ -        $-      $21       $12              $-              $33
----------------------------------------------------------------------------------------------------------------------------------


                                                            MITTAL STEEL
                                                             - NON-
                                                            GUARANTOR     MITTAL STEEL-  MITTAL STEEL-
                                                            SUBSIDIARIES  ELIMINATIONS   CONSOLIDATED
                                                           ------------------------------------------
Net cash provided by operating activities                           $418        $(561)          $539
-----------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
    Purchases of property, plant and equipment                     (240)             -         (265)
    Proceeds from sale of investment including affiliates
    and joint ventures                                                35             -            35
    Investment in affiliates and joint ventures                    (166)           672         (138)
    Other                                                              5           (1)             8
-----------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                   (366)           671         (360)
-----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
    Proceeds from payable to banks                                 2,380             -         2,400
    Proceeds from long-term debt                                     181             -           184
    Proceeds from long-term debt payable to affiliated                62          (30)            32
    Payments of payable to banks                                 (2,343)             -       (2,360)
    Payments of long-term debt payable to unrelated
    parties                                                        (232)             -         (244)
    Payments of long-term debt payable to affiliated                 (7)            14             -
    Purchase of treasury stock                                         -             -           (1)
    Sale of treasury stock                                             -             -             5
    Dividends                                                        (2)             2             -
    Issue of share capital - net                                      88          (88)             -
-----------------------------------------------------------------------------------------------------
Net cash used by financing activities                                127         (102)            16
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                 179             8           195
-----------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                9           (8)             5
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents:
    At the beginning of the year                                     174             -           195
-----------------------------------------------------------------------------------------------------
    At the end of the year                                          $362             -          $395
-----------------------------------------------------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating balance sheets as of December 31, 2003


                                                                                MITTAL STEEL EUROPE - ISSUER SUBSIDIARY
                                                              --------------------------------------------------------------------
                                                                                          MITTAL STEEL
                                                              MITTAL STEEL  MITTAL STEEL  EUROPE -
                                                MITTAL STEEL  EUROPE -      EUROPE -      NON-          MITTAL STEEL MITTAL STEEL
                                                - PARENT      PARENT        SUBSIDIARY    GUARANTOR     EUROPE-      EUROPE-
                                                COMPANY       COMPANY       GUARANTORS    SUBSIDIARY    ELIMINATIONS CONSOLIDATED
                                                -------------------------------------------------------------------- ------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                             $1            $-           $19           $19            $-          $38
    Restricted Cash                                        -
    Trade accounts receivable                              -             -            76            76             -          152
    Inventories                                            -             -           113           149             -          262
    Other current assets                                 130            40           201           572         (760)           53
---------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                 131            40           409           816         (760)          505
Property, plant and equipment - net                        -             -           140           107             -          247
Investments in affiliates                              2,806           326            81           145         (540)           12
Other assets                                               4             5            20             2             -           27
---------------------------------------------------------------------------------------------------------------------------------
                  TOTAL ASSETS                        $2,941          $371          $650        $1,070      $(1,300)         $791
---------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Payable to banks and current portion
    of long-term debt                                     $-            $4            $9           $41            $-          $54
    Trade accounts payable                                 -             -           101           106             -          207
    Accrued expenses and other current
    liabilities                                          360            60           117           235         (239)          173
---------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                            360            64           227           382         (239)          434
Long-term debt                                             -           134             -            15          (13)          136
Deferred employee benefits                                 -             -            38            58             -           96
Other long-term obligations                               20             -            30            15             -           45
---------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                    380           198           295           470         (252)          711
---------------------------------------------------------------------------------------------------------------------------------
    Minority Interest
    Shareholders' equity                               2,561           173           355           600       (1,048)           80
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        $2,941          $371          $650        $1,070      $(1,300)         $791
---------------------------------------------------------------------------------------------------------------------------------


                                                             MITTAL STEEL
                                                              - NON-
                                                             GUARANTOR     MITTAL STEEL-   MITTAL STEEL-
                                                             SUBSIDIARIES  ELIMINATIONS    CONSOLIDATED
                                                           --------------------------------------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                        $721            $-            $760
    Restricted Cash                                                   140                           140
    Trade accounts receivable                                         737             -             889
    Inventories                                                     1,333           (8)           1,587
    Other current assets                                            2,389       (2,265)             307
-------------------------------------------------------------------------------------------------------
    Total current assets                                            5,320       (2,273)           3,683
Property, plant and equipment - net                                 4,407             -           4,654
Investments in affiliates                                             955       (2,806)             967
Other assets                                                          844          (42)             833
-------------------------------------------------------------------------------------------------------
                  TOTAL ASSETS                                    $11,526      $(5,121)         $10,137
-------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Payable to banks and current portion of long-term
    debt                                                             $726            $-            $780
    Trade accounts payable                                            808             -           1,015
    Accrued expenses and other current liabilities                  1,073         (782)             824
-------------------------------------------------------------------------------------------------------
    Total current liabilities                                       2,607         (782)           2,619
Long-term debt                                                      1,976            81           2,193
Deferred employee benefits                                          1,837             -           1,933
Other long-term obligations                                           525          (20)             570
-------------------------------------------------------------------------------------------------------
    Total liabilities                                               6,945         (721)           7,315
-------------------------------------------------------------------------------------------------------
    Minority Interest                                                 261             -             261
    Shareholders' equity                                            4,320       (4,400)           2,561
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $11,526      $(5,121)         $10,137
-------------------------------------------------------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating statements of income for the year ended December 31,
2003

                                                                               MITTAL STEEL EUROPE - ISSUER SUBSIDIARY
                                                              ----------------------------------------------------------------------
                                                                                           MITTAL STEEL
                                                               MITTAL STEEL  MITTAL STEEL  EUROPE -
                                                 MITTAL STEEL  EUROPE -      EUROPE -      NON-          MITTAL STEEL   MITTAL STEEL
                                                 - PARENT      PARENT        SUBSIDIARY    GUARANTOR     EUROPE-        EUROPE-
                                                 COMPANY       COMPANY       GUARANTORS    SUBSIDIARY    ELIMINATIONS   CONSOLIDATED
                                                 -----------------------------------------------------------------------------------
Net sales                                                  $-            $-          $799          $634         $(50)         $1,383
COSTS AND EXPENSES:
    Cost of sales (exclusive of depreciation
    shown separately below)                                 -           (2)           700           606          (39)          1,265
    Depreciation                                            -             -             7            10             -             17
    Selling, general and administrative                    14             1            40            44          (10)             75
    Other operating expense                                 -             -             -             -             -              -
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                         (14)             1            52          (26)           (1)             26
Other income (expense) - net                               18           (1)             6           (1)             -              4
Equity in earnings of subsidiaries                      1,188            13             -             -          (13)              -
Financing costs:
    Net interest income (expense)                        (10)          (15)           (1)           (2)             -           (18)
    Net gain (loss) from foreign exchange                   -             -             -             -             -              -
------------------------------------------------------------------------------------------------------------------------------------
Income before taxes, minority interest and
    cumulative effect of change in accounting
     principle                                          1,182           (2)            57          (29)          (14)             12
Income tax (benefit) expense:
    Current                                                 -             -             5             2             -              7
    Deferred                                                -             -            10             -             -             10
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) before minority interest and
    cumulative effect of change in accounting
    principle                                           1,182           (2)            42          (31)          (14)            (5)
Minority Interest                                           -             -             -             -             -              -
Cumulative effect of change in accounting
    principle                                               -             -             3             -             -              3
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                      $1,182          $(2)           $45         $(31)         $(14)           $(2)
------------------------------------------------------------------------------------------------------------------------------------


                                                                MITTAL STEEL
                                                                 - NON-
                                                                GUARANTOR        MITTAL STEEL-    MITTAL STEEL-
                                                                SUBSIDIARIES     ELIMINATIONS     CONSOLIDATED
                                                              ----------------   --------------   ------------
Net sales                                                             $8,426           $(242)           $9,567
COSTS AND EXPENSES:
    Cost of sales (exclusive of depreciation shown
    separately below)                                                  6,528            (225)            7,568
    Depreciation                                                         314                -              331
    Selling, general and administrative                                  291             (11)              369
    Other operating expense                                                -                -                -
--------------------------------------------------------------------------------------------------------------
Operating income                                                       1,293              (6)            1,299
Other income (expense) - net                                              62             (14)               70
Equity in earnings of subsidiaries                                       162          (1,188)              162
Financing costs:
    Net interest income (expense)                                      (147)                -            (175)
    Net gain (loss) from foreign exchange                                 44                -               44
--------------------------------------------------------------------------------------------------------------
Income before taxes, minority interest and cumulative
    effect of change in accounting principle                           1,414          (1,208)            1,400
Income tax (benefit) expense:
    Current                                                               36                -               43
    Deferred                                                             131                -              141
--------------------------------------------------------------------------------------------------------------
Net income (loss) before minority interest and
    cumulative effect of change in accounting principle                1,247          (1,208)            1,216

Minority Interest                                                       (35)                -             (35)
Cumulative effect of change in accounting principle                      (2)                -                1
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                                     $1,210         $(1,208)           $1,182
--------------------------------------------------------------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating statements of comprehensive income for the year ended December 31, 2003

                                                                      MITTAL STEEL EUROPE - ISSUER SUBSIDIARY
                                                      ----------------------------------------------------------------------
                                                                                   MITTAL STEEL
                                                       MITTAL STEEL  MITTAL STEEL  EUROPE -
                                         MITTAL STEEL  EUROPE -      EUROPE -      NON-          MITTAL STEEL   MITTAL STEEL
                                         - PARENT      PARENT        SUBSIDIARY    GUARANTOR     EUROPE-        EUROPE-
                                         COMPANY       COMPANY       GUARANTORS    SUBSIDIARY    ELIMINATIONS   CONSOLIDATED
                                         -----------------------------------------------------------------------------------
Net income                                     $1,182          $(2)           $45         $(31)         $(14)         $(2)
Other comprehensive income (loss)                   -             5            35            18             -           58
----------------------------------------------------------------------------------------------------------------------------
Comprehensive income                           $1,182            $3           $80         $(13)         $(14)          $56
----------------------------------------------------------------------------------------------------------------------------


                                                            MITTAL STEEL
                                                             - NON-
                                                            GUARANTOR     MITTAL STEEL-  MITTAL STEEL-
                                                            SUBSIDIARIES  ELIMINATIONS   CONSOLIDATED
                                                           ------------------------------------------
Net income                                                        $1,210      $(1,208)         $1,182
Other comprehensive income (loss)                                     51             -            109
-----------------------------------------------------------------------------------------------------
Comprehensive income                                              $1,261      $(1,208)         $1,291
-----------------------------------------------------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2003


                                                                             MITTAL STEEL EUROPE - ISSUER SUBSIDIARY
                                                               ---------------------------------------------------------------------
                                                                                           MITTAL STEEL
                                                               MITTAL STEEL  MITTAL STEEL  EUROPE -
                                                 MITTAL STEEL  EUROPE -      EUROPE -      NON-          MITTAL STEEL   MITTAL STEEL
                                                 - PARENT      PARENT        SUBSIDIARY    GUARANTOR     EUROPE-        EUROPE-
                                                 COMPANY       COMPANY       GUARANTORS    SUBSIDIARY    ELIMINATIONS   CONSOLIDATED
                                                               ---------------------------------------------------------------------
Net cash provided by operating activities              $1,054         $(57)          $144           $15         $(59)            $43
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:                                                                                                           (22)
    Purchases of property, plant and equipment              -             -          (16)           (6)             -
    Proceeds from sale of investment  including                                                                                    -
    affiliates and joint ventures                           -             -           -               -             -
    Restricted Cash                                                                                                                -
    Investment in affiliates and joint ventures       (1,116)            41             -             1          (42)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities      (1,116)            41          (16)           (5)          (42)           (22)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
    Proceeds from payable to banks                          -             -             -            22             -             22
    Proceeds from long-term debt                           71             -             -             2             -              2
    Proceeds from long-term debt payable to
    affiliated                                              -             -            24             -          (24)              -
    Payments of payable to banks                            -             -           (8)          (14)             -           (22)
    Payments of long-term debt payable to
    unrelated parties                                       -          (15)             -           (1)             -           (16)
    Payments of long-term debt payable to
    affiliated                                             -           (4)         (141)          (15)           160              -
    Purchase of treasury stock                            (8)             -             -             -             -              -
    Capital contribution                                    -             -           (4)             -             -            (4)
    Dividends                                               -             -             -             -             -              -
    Issue of  share capital - net                           -             -             -             -             -              -
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                      63          (19)         (129)           (6)           136           (18)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
equivalents                                                 1          (35)           (1)             4            35              3
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                     -            35           (1)             3          (35)              2
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
     At the beginning of the year                           -             -            21            12             -             33
------------------------------------------------------------------------------------------------------------------------------------
     At the end of the year                                $1            $-           $19           $19            $-            $38
------------------------------------------------------------------------------------------------------------------------------------

                                                         MITTAL STEEL
                                                           - NON-
                                                          GUARANTOR    MITTAL STEEL- MITTAL STEEL-
                                                         SUBSIDIARIES   ELIMINATIONS  CONSOLIDATED
                                                         -----------------------------------------
Net cash provided by operating activities                     $1,433        $1,092          $1,438
--------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
    Purchases of property, plant and equipment                 (399)             -           (421)
    Proceeds from sale of investment  including
    affiliates and joint ventures                                  5             -               5
    Restricted Cash                                            (118)                         (118)
    Investment in affiliates and joint ventures                (289)         1,125           (280)
--------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities               (801)         1,125           (814)
--------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
    Proceeds from payable to banks                             3,624             -           3,646
    Proceeds from long-term debt                                  73          (94)              52
    Proceeds from long-term debt payable to affiliated            60            34              94
    Payments of payable to banks                             (3,614)             -         (3,636)
    Payments of long-term debt payable to unrelated
    parties                                                    (210)             -           (226)
    Payments of long-term debt payable to affiliated            (54)            14            (40)
    Purchase of treasury stock                                     -             -             (8)
    Capital contribution                                           -             4               -
    Dividends                                                  (203)            39           (164)
    Issue of  share capital - net                                 28          (28)               -
--------------------------------------------------------------------------------------------------
Net cash used by financing activities                          (296)          (31)           (282)
--------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents             336             2             342
--------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                           23           (2)              23
--------------------------------------------------------------------------------------------------
Cash and cash equivalents:
     At the beginning of the year                                362             -             395
--------------------------------------------------------------------------------------------------
     At the end of the year                                     $721            $-            $760
--------------------------------------------------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating statements of income for the year ended December 31,
2004



                                                                         MITTAL STEEL EUROPE - ISSUER SUBSIDIARY
                                                         --------------------------------------------------------------------
                                                                                     MITTAL STEEL
                                                         MITTAL STEEL  MITTAL STEEL  EUROPE -
                                           MITTAL STEEL  EUROPE -      EUROPE -      NON-          MITTAL STEEL  MITTAL STEEL
                                           - PARENT      PARENT        SUBSIDIARY    GUARANTOR     EUROPE-       EUROPE-
                                           COMPANY       COMPANY       GUARANTORS    SUBSIDIARY    ELIMINATIONS  CONSOLIDATED
                                           ----------------------------------------------------------------------------------
Net sales                                           $ -           $37       $ 1,275         $ 928       $ (124)       $ 2,116
COSTS AND EXPENSES:
    Cost of sales (exclusive of
    depreciation shown separately below)              -            14         1,011           843         (103)         1,765
    Depreciation                                      -             -            10            10             -            20
    Selling, general and administrative              38            12            49            40          (21)            80
    Other operating expense                           -             -             -             -             -             -
-----------------------------------------------------------------------------------------------------------------------------
    Operating income                               (38)            11           205            35             -           251
Other income (expense) - net                         24           (7)             5           (1)             -           (3)
Equity in earnings of subsidiaries                4,720             -             -             -             -             -
Financing costs:
    Net interest income (expense)                   (5)          (15)           (3)           (1)             -          (19)
    Net gain (loss) from foreign
    exchange                                         -             -             -             -             -             -
-----------------------------------------------------------------------------------------------------------------------------
    Income before taxes and minority
    interest                                      4,701          (11)           207            33             -           229
INCOME TAX (BENEFIT) EXPENSE:
    Current                                           -             1            64             -             -            65
    Deferred                                          -             -            13          (20)             -           (7)
-----------------------------------------------------------------------------------------------------------------------------
Income before minority interest                       -          (12)           130            53             -           171

Minority interest                                     -             -             -             -             -             -
-----------------------------------------------------------------------------------------------------------------------------
Net income                                       $4,701         $(12)          $130           $53            $-          $171
-----------------------------------------------------------------------------------------------------------------------------

                                             MITTAL STEEL
                                              - NON-
                                             GUARANTOR     MITTAL STEEL-   MITTAL STEEL-
                                             SUBSIDIARIES  ELIMINATIONS    CONSOLIDATED
                                           ---------------------------------------------
Net sales                                        $ 20,262       $ (181)        $ 22,197
COSTS AND EXPENSES:
    Cost of sales (exclusive of
    depreciation shown separately below)           13,065         (136)          14,694
    Depreciation                                      533             -             553
    Selling, general and administrative               727          (41)             804
    Other operating expense                             -             -               -
----------------------------------------------------------------------------------------
    Operating income                                5,937           (4)           6,146
Other income (expense) - net                        (263)           370             128
Equity in earnings of subsidiaries                     66       (4,720)              66
Financing costs:
    Net interest income (expense)                   (165)             2           (187)
    Net gain (loss) from foreign
    exchange                                        (40)            20             (20)
----------------------------------------------------------------------------------------
    Income before taxes and minority
    interest                                        5,535       (4,332)           6,133
INCOME TAX (BENEFIT) EXPENSE:
    Current                                           666             -             731
    Deferred                                           90             3              86
----------------------------------------------------------------------------------------
Income before minority interest                     4,779       (4,335)           5,316

Minority interest                                   (615)             -           (615)
----------------------------------------------------------------------------------------
Net income                                         $4,164      $(4,335)          $4,701
----------------------------------------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating statements of comprehensive income for the year ended December 31, 2004



                                                                      MITTAL STEEL EUROPE  - ISSUER SUBSIDIARY
                                                             ----------------------------------------------------------------------
                                                                                         MITTAL STEEL
                                                             MITTAL STEEL  MITTAL STEEL  EUROPE -
                                               MITTAL STEEL  EUROPE -      EUROPE -      NON-          MITTAL STEEL    MITTAL STEEL
                                               - PARENT      PARENT        SUBSIDIARY    GUARANTOR     EUROPE-         EUROPE-
                                               COMPANY       COMPANY       GUARANTORS    SUBSIDIARY    ELIMINATIONS    CONSOLIDATED
                                               ------------------------------------------------------------------------------------
Net income                                           $4,701         $(12)          $130           $53            $-            $171
Other comprehensive income (loss)                        33          (12)            45           (7)             -              26
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                 $4,734         $(24)          $175           $46            $-            $197
-----------------------------------------------------------------------------------------------------------------------------------


                                                          MITTAL STEEL
                                                            - NON-
                                                           GUARANTOR     MITTAL STEEL-  MITTAL STEEL-
                                                           SUBSIDIARIES  ELIMINATIONS   CONSOLIDATED
                                                          -------------------------------------------
Net income                                                       $4,164      $(4,335)          $4,701
Other comprehensive income (loss)                                 1,056         (101)           1,014
-----------------------------------------------------------------------------------------------------
Comprehensive income                                             $5,220      $(4,436)          $5,715
-----------------------------------------------------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating balance sheets as of December 31, 2004


                                                                      MITTAL STEEL EUROPE - ISSUER SUBSIDIARY
                                                                --------------------------------------------------------------------
                                                                                            MITTAL STEEL
                                                                MITTAL STEEL  MITTAL STEEL  EUROPE -
                                                  MITTAL STEEL  EUROPE -      EUROPE -      NON-          MITTAL STEEL  MITTAL STEEL
                                                  - PARENT      PARENT        SUBSIDIARY    GUARANTOR     EUROPE-       EUROPE-
                                                  COMPANY       COMPANY       GUARANTORS    SUBSIDIARY    ELIMINATIONS  CONSOLIDATED
                                                  ----------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents including
    short-term investments                                 $12            $2           $18           $11            $-           $31
    Restricted Cash                                          -             -             -             -             -             -
    Trade accounts receivable                                -             7           208           117             -           332
    Inventories                                              -             3           147           233             -           383
    Other current assets                                   522            55           288           794       (1,024)           113
------------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                   534            67           661         1,155       (1,024)           859
Property, plant and equipment - net                          -             -           151           111             -           262
Investments in affiliates                                6,248           298            15           565         (863)            15
Other assets                                                29             1            13             2             -            16
------------------------------------------------------------------------------------------------------------------------------------
    TOTAL ASSETS                                        $6,811          $366          $840        $1,833      $(1,887)        $1,152
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Payable to banks and current portion of
    long-term debt                                          $-            $4            $8           $29            $-           $41
    Trade accounts payable                                   -             5           138           169             -           312
    Accrued expenses and other current
    liabilities                                            965           132           285           284         (457)           244
------------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                              965           141           431           482         (457)           597
Long-term debt                                               -            96             -            14          (13)            97
Deferred employee benefits                                   -             -            44            64             -           108
Other long-term obligations                                  -             -            35            10             -            45
------------------------------------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES                                      965           237           510           570         (470)           847
------------------------------------------------------------------------------------------------------------------------------------
    Minority Interest
    Shareholders' equity                                 5,846           129           330         1,263       (1,417)           305
------------------------------------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $6,811          $366          $840        $1,833      $(1,887)        $1,152
------------------------------------------------------------------------------------------------------------------------------------

                                                             MITTAL STEEL
                                                              - NON-
                                                             GUARANTOR     MITTAL STEEL-  MITTAL STEEL-
                                                             SUBSIDIARIES  ELIMINATIONS   CONSOLIDATED
                                                           -------------------------------------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents including short-term
    investments                                                    $2,449            $4         $2,496
    Restricted Cash                                                   138             -            138
    Trade accounts receivable                                       1,679           (5)          2,006
    Inventories                                                     3,670          (40)          4,013
    Other current assets                                            1,991       (1,654)            972
------------------------------------------------------------------------------------------------------
    Total current assets                                            9,927       (1,695)          9,625
Property, plant and equipment - net                                 7,300             -          7,562
Investments in affiliates                                          10,286      (15,882)            667
Other assets                                                        1,273          (19)          1,299
------------------------------------------------------------------------------------------------------
    TOTAL ASSETS                                                  $28,786     $(17,596)        $19,153
------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Payable to banks and current portion of long-term
    debt                                                             $300            $-           $341
    Trade accounts payable                                          1,587             -          1,899
    Accrued expenses and other current liabilities                   4352       (1,571)          3,990
------------------------------------------------------------------------------------------------------
    Total current liabilities                                       6,239       (1,571)          6,230
Long-term debt                                                      1,725         (183)          1,639
Deferred employee benefits                                          1,823             -          1,931
Other long-term obligations                                         1,719             -          1,764
------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES                                              11,506       (1,754)         11,564
------------------------------------------------------------------------------------------------------
    Minority Interest                                               1,743             -          1,743
    Shareholders' equity                                           15,537      (15,842)          5,846
------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $28,786     $(17,596)        $19,153
------------------------------------------------------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2004


                                                                      MITTAL STEEL EUROPE - ISSUER SUBSIDIARY
                                                               --------------------------------------------------------------------
                                                                                           MITTAL STEEL
                                                               MITTAL STEEL  MITTAL STEEL  EUROPE -
                                                 MITTAL STEEL  EUROPE -      EUROPE -      NON-          MITTAL STEEL  MITTAL STEEL
                                                 - PARENT      PARENT        SUBSIDIARY    GUARANTOR     EUROPE-       EUROPE-
                                                 COMPANY       COMPANY       GUARANTORS    SUBSIDIARY    ELIMINATIONS  CONSOLIDATED
                                                 ----------------------------------------------------------------------------------
Net cash provided by operating activities                $232         $(21)          $150          $493        $(615)            $7
-----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
    Purchases of property, plant and equipment              -             -           (9)           (7)             -          (16)
    Proceeds from sale of investment including
    affiliates and joint ventures                           -             -             -             -             -             -
    Investment in affiliates and joint ventures          (93)            28            82           133             -           243
    Other                                                   -             3             1             -             -             4
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing
activities                                               (93)            31            74           126             -           231
-----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
    Proceeds from payable to banks                          -             4           (2)             5             -             7
    Proceeds from long-term debt                            -             -             -             -             -             -
    Proceeds from long-term debt payable to
    affiliated                                             30            38            13             -             -            51
    Payments of payable to banks                            -             -             -          (16)             -          (16)
    Payments of long-term debt payable to
    unrelated parties                                       -             -             -             -             -             -
    Payments of long-term debt payable to
    affiliated                                          (113)          (49)         (241)           (1)             -         (291)
    Purchase of treasury stock                           (54)             -             -             -             -             -
    Sale of treasury stock                                 19             -             -             -             -             -
    Dividends                                               -           (1)             -             -             -           (1)
    Capital contribution                                 (10)             -             -         (615)           615             -
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                   (128)           (8)         (230)         (627)           615         (250)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
equivalents                                                11             2           (6)           (8)             -          (12)
-----------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                     -             -             5             1             -             6
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
    At the beginning of the year                            1             -            19            18             -            37
-----------------------------------------------------------------------------------------------------------------------------------
    At the end of the year                                $12            $2           $18           $11            $-           $31
-----------------------------------------------------------------------------------------------------------------------------------

                                                            MITTAL STEEL
                                                             - NON-
                                                            GUARANTOR     MITTAL STEEL-  MITTAL STEEL-
                                                            SUBSIDIARIES  ELIMINATIONS   CONSOLIDATED
                                                           ------------------------------------------
Net cash provided by operating activities                         $4,678        $(306)         $4,611
-----------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
    Purchases of property, plant and equipment                     (882)             -          (898)
    Proceeds from sale of investment including affiliates
    and joint ventures                                                83             -             83
    Investment in affiliates and joint ventures                  (4,930)         4,814             34
    Other                                                            285         (309)           (20)
-----------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                 (5,444)         4,505          (801)
-----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
    Proceeds from payable to banks                                 2,251             -          2,258
    Proceeds from long-term debt                                   1,185             -          1,185
    Proceeds from long-term debt payable to affiliated                91          (96)             76
    Payments of payable to banks                                 (2,722)             -        (2,738)
    Payments of long-term debt payable to unrelated
    parties                                                      (2,127)             -        (2,127)
    Payments of long-term debt payable to affiliated               (351)           580          (175)
    Purchase of treasury stock                                         -             -           (54)
    Sale of treasury stock                                             -             -             19
    Dividends                                                    (1,066)           304          (763)
    Capital contribution                                           4,993       (4,993)           (10)
-----------------------------------------------------------------------------------------------------
Net cash used by financing activities                              2,254       (4,205)        (2,329)
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents               1,488           (6)          1,481
-----------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                              248             -            254
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents:
    At the beginning of the year                                     720             2            760
-----------------------------------------------------------------------------------------------------
    At the end of the year                                        $2,456          $(4)         $2,495
-----------------------------------------------------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)

NOTE 22: FINANCIAL INFORMATION FOR ISSUER, SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES OF THE PROPOSED OFFERING

On March 9, 2004, Ispat Inland Inc. announced that an affiliate will offer $800 of senior secured notes through a private placement, subject to market and other conditions. The proceeds from the offering by Ispat Inland ULC, a newly created finance subsidiary, are expected to be used to repay existing debt. The notes will be secured by a pledge of $800 of Ispat Inland Inc.'s first mortgage bonds, and will be jointly, severally, fully and unconditionally guaranteed by Ispat Inland Inc., certain of its existing and future domestic subsidiaries, Mittal Steel, and Ispat Inland LP, a limited purpose finance subsidiary.

Presented below is condensed consolidating financial information as required by Rule 3-10 of Regulation S-X related to this proposed offering for the following:

- Mittal Steel on a parent company only basis;
- Ispat Inland ULC, a newly formed limited purpose finance subsidiary, the proposed issuer;
- Ispat Inland Inc. and its guarantor subsidiaries and Ispat Inland LP on a combined basis;
- Mittal Steel's non-guarantor subsidiaries on a combined basis;
- Mittal Steel eliminations; and
- Mittal Steel and subsidiaries consolidated

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


Condensed consolidating statements of income for the year ended December 31,
2002

                                                                      ISPAT INLAND - ISSUER SUBSIDIARY
                                                -----------------------------------------------------------------------------------
                                                  ISPAT INLAND -     ISPAT INLAND -
                                 MITTAL STEEL -    GUARANTOR        NON-GUARANTOR    CONSOLIDATING      ISPAT INLAND -    ISPAT
                                PARENT COMPANY    SUBSIDIARIES       SUBSIDIARIES      ADJUSTMENTS       CONSOLIDATED   INLAND LP
                                ---------------------------------------------------------------------------------------------------
Net sales                          $    --           $ 1,836           $ 2,300           $(1,832)          $ 2,304      $       --
COSTS AND EXPENSES:
Cost of sales (exclusive
of depreciation shown
separately below)                        4             1,967             1,947            (1,832)            2,082              --
Depreciation                            --                99                                  --                99              --
Selling, general and
administrative                           7                31                 1                --                32              --
Other operating expense                 --                --                62                --                62
                                ---------------------------------------------------------------------------------------------------
Operating income                       (11)             (261)              290                --                29              --
Other income (expense)
- net                                   --                20                14                --                34               1
Equity in earnings
of subsidiaries                        605                --                --                --                --              --
FINANCING COSTS:
Net interest income
(expense)                                1               (57)              (20)               --               (77)             (9)
Net gain (loss) from
foreign exchange                        --                --                --                --                --              --
                                ---------------------------------------------------------------------------------------------------
Income before taxes and
minority interest                      595              (298)              284                --               (14)             (8)
Income tax (benefit)
expense:
Current                                 --               (47)               45                --                (2)             (1)
Deferred                                --               (44)               39                --                (5)             (2)
                                ---------------------------------------------------------------------------------------------------
Net income (loss)
before minority interest               595              (207)              200                --                (7)             (5)
Minority Interest                       --                --                --                --                --              --
                                ---------------------------------------------------------------------------------------------------
Net Income/(Loss)                  $   595           $  (207)          $   200                --           $    (7)         $   (5)
                                ---------------------------------------------------------------------------------------------------

                                                   MITTAL STEEL -
                                                   NON-GUARANTOR      MITTAL STEEL -      MITTAL STEEL -
                                                   SUBSIDIARIES       ELIMINATIONS        CONSOLIDATED
                                                   -----------------------------------------------------
Net sales                                              $ 5,360           $  (584)          $ 7,080
COSTS AND EXPENSES:
Cost of sales (exclusive of depreciation
shown separately below)                                  4,210              (544)            5,752
Depreciation                                               167                --               266
Selling, general and administrative                        281               (22)              298
Other operating expense                                     --                --                62
                                                 -------------------------------------------------------
Operating income                                           702               (18)              702
Other income (expense) - net                                 8               (11)               32
Equity in earnings of subsidiaries                         111              (605)              111
FINANCING COSTS:
Net interest income (expense)                             (137)               --              (222)
Net gain (loss) from foreign exchange                       73               (58)               15
                                                 -------------------------------------------------------
Income before taxes and minority interest                  757              (692)              638
Income tax (benefit) expense:
Current                                                     67                --                64
Deferred                                                   (25)               --               (32)
                                                 -------------------------------------------------------
Net income (loss) before minority
interest                                                   715              (692)              606
Minority Interest                                          (11)               --               (11)
                                                 -------------------------------------------------------
Net Income/(Loss)                                      $   704           $  (692)          $   595
                                                 -------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


Condensed consolidating statements of comprehensive income for the year ended December 31, 2002


                                                                             ISPAT INLAND - ISSUER SUBSIDIARY
                                                       ---------------------------------------------------------------------------
                                                       ISPAT INLAND -  ISPAT INLAND -
                                      MITTAL STEEL -     GUARANTOR     NON-GUARANTOR   CONSOLIDATING     ISPAT INLAND -    ISPAT
                                      PARENT COMPANY   SUBSIDIARIES    SUBSIDIARIES    ADJUSTMENTS       CONSOLIDATED    INLAND LP
                                      --------------   ---------------------------------------------------------------------------
Net income (loss)                          $ 595          $(207)          $ 200            $  --          $  (7)           $  (5)
Other comprehensive income (loss)             --           (249)             (2)              --           (251)              --
                                      --------------------------------------------------------------------------------------------
Comprehensive income                       $ 595          $(456)          $ 198            $  --          $(258)           $  (5)
                                      --------------------------------------------------------------------------------------------

                                         MITTAL STEEL -
                                         NON-GUARANTOR   MITTAL STEEL -  MITTAL STEEL -
                                         SUBSIDIARIES    ELIMINATIONS    CONSOLIDATED
                                         ----------------------------------------------
Net income (loss)                           $ 704           $(692)          $ 595
Other comprehensive income (loss)             (14)              2            (263)
                                         ----------------------------------------------
Comprehensive income                        $ 690           $(690)          $(332)
                                         ----------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


Condensed consolidating statements of cash flows for the year ended December 31, 2002

                                                                            ISPAT INLAND - ISSUER SUBSIDIARY
                                                    --------------------------------------------------------------------------------
                                                      ISPAT INLAND -     ISPAT INLAND -
                                     MITTAL STEEL -    GUARANTOR         NON-GUARANTOR    CONSOLIDATING      ISPAT INLAND -  ISPAT
                                    PARENT COMPANY    SUBSIDIARIES       SUBSIDIARIES      ADJUSTMENTS       CONSOLIDATED  INLAND LP
                                    ------------------------------------------------------------------------------------------------
Net cash provided
  by operating activities            $   640           $   136           $  (115)          $--          $    21       $    (5)
                                    ------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Purchases of property,
  plant and equipment (PP&E)              --               (52)               --            --              (52)            --
Proceeds from sale of
  assets and investment
  including affiliates
  and joint ventures                      --                --                --            --               --             --
Restricted Cash                           --                --                --            --               --             --
Investment in affiliates
  and joint ventures                    (644)              (46)               57            --               11             --
Other investing activities                --                --                --            --               --             --
                                    ------------------------------------------------------------------------------------------------
Net cash provided (used)
  by investing activities               (644)              (98)               57            --              (41)            --
                                    ------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds from payable
  to banks                                --                --             2,242            --            2,242             --
Proceeds from
  long-term debt                          --                --                --            --               --              3
Proceeds from long-term
  debt payable to affiliated              --                 2                --            --                2              7
Payments of payable to banks              --               (15)           (2,198)           --           (2,213)            --
Payments of long-term debt
  payable to unrelated parties            --               (20)               --            --              (20)            (7)
Payments of long-term debt
  payable to affiliated                   --                (3)               --            --               (3)            --
Purchase of treasury stock                (1)               --                --            --               --             --
Sale of treasury stock                     5                --                --            --               --             --
Capital contribution                      --                --                --            --               --             --
Dividends                                 --                (2)               --            --               (2)            --
Issue of share capital - net              --                --                --            --               --             --
                                    ------------------------------------------------------------------------------------------------
Net cash used by financing
  activities                               4               (38)               44            --                6              3
                                    ------------------------------------------------------------------------------------------------
Net increase (decrease)
  in cash and cash equivalents            --                --               (14)           --              (14)            (2)
Effect of exchange rate
  changes - cash                          --                --                --            --               --             --
Cash and cash equivalents:
           At the beginning
             of the year                  --                 2                22            --               24              3
           At the end of the year    $    --           $     2           $     8           $--          $    10        $     1

                                                     MITTAL STEEL -
                                                     NON-GUARANTOR      MITTAL STEEL -      MITTAL STEEL -
                                                     SUBSIDIARIES       ELIMINATIONS        CONSOLIDATED
                                                   -------------------------------------------------------
Net cash provided by operating activities                  $   461           $  (578)          $   539
                                                   -------------------------------------------------------
INVESTING ACTIVITIES:
Purchases of property, plant and equipment
(PP&E)                                                        (213)               --              (265)
Proceeds from sale of assets and investment
including affiliates and joint ventures                         35                --                35
Restricted Cash                                                  8                --                 8
Investment in affiliates and joint ventures                   (195)              690              (138)
Other investing activities                                      --                --                --
                                                   -------------------------------------------------------
Net cash provided (used) by investing
activities                                                    (365)              690              (360)
                                                   -------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds from payable to banks                                 158                --             2,400
Proceeds from long-term debt                                   181                --               184
Proceeds from long-term debt payable to
affiliated                                                      30                (7)               32
Payments of payable to banks                                  (147)               --            (2,360)
Payments of long-term debt payable to
unrelated parties                                             (221)                4              (244)
Payments of long-term debt payable to
affiliated                                                     (13)               16                --
Purchase of treasury stock                                      --                --                (1)
Sale of treasury stock                                          --                --                 5
Capital contribution                                            83               (83)               --
Dividends                                                       38               (36)               --
Issue of share capital - net                                     6                (6)               --
                                                   -------------------------------------------------------
Net cash used by financing activities                          115              (112)               16
                                                   -------------------------------------------------------
Net increase (decrease) in cash and cash
equivalents                                                    211                --               195
Effect of exchange rate changes - cash                           5                --                 5
Cash and cash equivalents:
           At the beginning of the year                        168                --               195
           At the end of the year                          $   384           $    --           $   395

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


Condensed consolidating statements of income for the year ended December 31,
2003

                                                                               ISPAT INLAND - ISSUER SUBSIDIARY
                                                           -------------------------------------------------------------------------
                                                             ISPAT INLAND -  ISPAT INLAND -
                                            MITTAL STEEL -    GUARANTOR      NON-GUARANTOR   CONSOLIDATING  ISPAT INLAND -   ISPAT
                                           PARENT COMPANY    SUBSIDIARIES    SUBSIDIARIES     ADJUSTMENTS   CONSOLIDATED   INLAND LP
                                           -----------------------------------------------------------------------------------------
Net sales                                    $    --           $ 2,107         $   548          $  (432)     $ 2,223       $   --
COSTS AND EXPENSES:
Cost of sales (exclusive of depreciation
shown separately below)                           --             2,092             443             (432)       2,103           --
Depreciation                                      --                97                               --           97           --
Selling, general and administrative               14                32               1               --           33           --
Other operating expense                           --                --              --               --           --           --
                                           -----------------------------------------------------------------------------------------
Operating income                                 (14)             (114)            104               --          (10)          --
Other income (expense) - net                      18                 1              13               --           14            7
Equity in earnings of subsidiaries             1,188                --              --               --           --           --
Financing costs:
Net interest income (expense)                    (10)              (64)             (6)                          (70)           3
Net gain (loss) from foreign exchange             --                --              --               --           --           --
                                           -----------------------------------------------------------------------------------------
Income before taxes                            1,182              (177)            111               --          (66)          10
INCOME TAX (BENEFIT) EXPENSE:
Current                                           --                 9               2               --           11           (1)
Deferred                                          --               (46)             20               --          (26)           5
                                           -----------------------------------------------------------------------------------------
Net income (loss) before minority
interest, income from equity method
investments and cumulative effect of
change in accounting principle                 1,182              (140)             89               --          (51)           6
Minority Interest                                 --                --              --               --           --           --
Cumulative effect of change in
accounting principle                              --                (2)             --               --           (2)          --
                                           -----------------------------------------------------------------------------------------
Net income (loss)                            $ 1,182           $  (142)        $    89                       $   (53)      $    6
                                           -----------------------------------------------------------------------------------------


                                                     MITTAL STEEL -
                                                     NON-GUARANTOR      MITTAL STEEL -      MITTAL STEEL -
                                                     SUBSIDIARIES       ELIMINATIONS        CONSOLIDATED
                                                   -------------------------------------------------------
Net sales                                               $ 7,741           $  (397)          $ 9,567
COSTS AND EXPENSES:
Cost of sales (exclusive of depreciation
shown separately below)                                   5,830              (365)            7,568
Depreciation                                                234                --               331
Selling, general and administrative                         354               (32)              369
Other operating expense                                      --                --                --
                                                   -------------------------------------------------------
Operating income                                          1,323                --             1,299
Other income (expense) - net                                 52               (21)               70
Equity in earnings of subsidiaries                          162            (1,188)              162
Financing costs:
Net interest income (expense)                               (98)               --              (175)
Net gain (loss) from foreign exchange                        97               (53)               44
                                                   -------------------------------------------------------
Income before taxes                                       1,536            (1,262)            1,400
INCOME TAX (BENEFIT) EXPENSE:
Current                                                      33                --                43
Deferred                                                    179               (17)              141
                                                   -------------------------------------------------------
Net income (loss) before minority
interest, income from equity method
investments and cumulative effect of
change in accounting principle                            1,324            (1,245)            1,216
Minority Interest                                           (35)               --               (35)
Cumulative effect of change in
accounting principle                                          3                --                 1
                                                   -------------------------------------------------------
Net income (loss)                                       $ 1,292           $(1,245)          $ 1,182
                                                   -------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


Condensed consolidating statements of comprehensive income for the year ended December 31, 2003

                                                                             ISPAT INLAND - ISSUER SUBSIDIARY
                                                       ----------------------------------------------------------------------------
                                                       ISPAT INLAND -  ISPAT INLAND -
                                      MITTAL STEEL -     GUARANTOR     NON-GUARANTOR   CONSOLIDATING     ISPAT INLAND -     ISPAT
                                      PARENT COMPANY   SUBSIDIARIES    SUBSIDIARIES    ADJUSTMENTS       CONSOLIDATED     INLAND LP
                                      ---------------------------------------------------------------------------------------------
Net income                                 $ 1,182          $  (142)      $    89            $--          $   (53)          $     6
Other comprehensive income (loss)               --              (79)           (2)            --              (81)               --
                                      ---------------------------------------------------------------------------------------------
Comprehensive income                       $ 1,182          $  (221)      $    87            $--          $  (134)          $     6
                                      ---------------------------------------------------------------------------------------------

                                                        MITTAL STEEL -
                                       NON-GUARANTOR   MITTAL STEEL -  MITTAL STEEL -
                                       SUBSIDIARIES    ELIMINATIONS    CONSOLIDATED
                                      -----------------------------------------------
Net income                                 $ 1,292          $(1,245)          $ 1,182
Other comprehensive income (loss)              208              (18)              109
                                      -----------------------------------------------
Comprehensive income                       $ 1,500          $(1,263)          $ 1,291
                                      -----------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


Condensed consolidating balance sheets as of December 31, 2003

                                                                            ISPAT INLAND - ISSUER SUBSIDIARY
                                                      ------------------------------------------------------------------------------
                                                      ISPAT INLAND -   ISPAT INLAND -
                                     MITTAL STEEL -    GUARANTOR       NON-GUARANTOR    CONSOLIDATING    ISPAT INLAND -    ISPAT
                                    PARENT COMPANY    SUBSIDIARIES     SUBSIDIARIES      ADJUSTMENTS     CONSOLIDATED    INLAND LP
                                    ------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents        $      1          $      2         $     11          $     --         $     13       $     --
   Restricted Cash                        --                --               --                --               --             --
   Trade accounts receivable              --                39              177                --              216             --
   Inventories                            --               372               --                --              372             --
   Other current assets                  130              (104)             137                --               33              7
                                    ------------------------------------------------------------------------------------------------
   Total current assets                  131               309              325                --              634              7
Property, plant and
  equipment - net                         --             1,751               --                --            1,751             --
Investments in affiliates              2,806               321              214              (321)             214             90
Other assets                               4               533                4                --              537            657
                                    ------------------------------------------------------------------------------------------------
    TOTAL ASSETS                    $  2,941          $  2,914         $    543          $   (321)        $  3,136       $    754
                                    ------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS'
  EQUITY
CURRENT LIABILITIES:
    Payable to banks and current
    portion of long-term debt        $     --          $    118         $    150          $     --         $    268      $      7
    Trade accounts payable                 --               157               26                --              183            --
    Accrued expenses and other
    current liabilities                   360               271                3                --              274            --
                                    ------------------------------------------------------------------------------------------------
    Total current liabilities             360               546              179                --              725             7
Long-term debt                             --             1,088               --                --            1,088           655
Shareholder Loan                           --                --               --                --               --            --
Deferred employee benefits                 --                --               --                --               --            --
Other long-term obligations                20             1,707                3                --            1,710             6
                                    ------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES                     380             3,341              182                --            3,523           668
                                    ------------------------------------------------------------------------------------------------
Minority Interest                          --                --               --                --               --            --
Shareholders' equity                    2,561              (427)             361              (321)            (387)           86
                                    ------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY             $  2,941          $  2,914         $    543          $   (321)        $  3,136      $    754
                                    ------------------------------------------------------------------------------------------------

                                          MITTAL STEEL -
                                          NON-GUARANTOR      MITTAL STEEL -      MITTAL STEEL -
                                          SUBSIDIARIES       ELIMINATIONS        CONSOLIDATED
                                          -----------------------------------------------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                 $    744          $      2           $    760
    Restricted Cash                                140                --                140
    Trade accounts receivable                      679                (6)               889
    Inventories                                  1,224                (9)             1,587
    Other current assets                         2,527            (2,390)               307
                                          -----------------------------------------------------
    Total current assets                         5,314            (2,403)             3,683
Property, plant and
  equipment - net                                2,903                --              4,654
Investments in affiliates                        6,970            (9,113)               967
Other assets                                       331              (696)               833
                                          -----------------------------------------------------
    TOTAL ASSETS                              $ 15,518          $(12,212)          $ 10,137
                                          -----------------------------------------------------

LIABILITIES AND SHAREHOLDERS'
  EQUITY
CURRENT LIABILITIES:
    Payable to banks and current
    portion of long-term debt                 $    511          $     (6)          $    780
    Trade accounts payable                         832                --              1,015
    Accrued expenses and other
    current liabilities                          1,227            (1,037)               824
                                          -----------------------------------------------------
    Total current liabilities                    2,570            (1,043)             2,619
Long-term debt                                   2,099            (1,649)             2,193
Shareholder Loan                                    94                --                 94
Deferred employee benefits                          --                --                 --
Other long-term obligations                        674                (1)             2,409
                                          -----------------------------------------------------
    TOTAL LIABILITIES                            5,437            (2,693)             7,315
                                          -----------------------------------------------------
Minority Interest                                  261                --                261
Shareholders' equity                             9,820            (9,519)             2,561
                                          -----------------------------------------------------
    TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY                      $ 15,518          $(12,212)          $ 10,137
                                          -----------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


Condensed consolidating statements of cash flows for the year ended December 31, 2003

                                                                            ISPAT INLAND - ISSUER SUBSIDIARY
                                                    --------------------------------------------------------------------------------
                                                    ISPAT INLAND -    ISPAT INLAND -
                                   MITTAL STEEL -    GUARANTOR        NON-GUARANTOR    CONSOLIDATING      ISPAT INLAND -    ISPAT
                                  PARENT COMPANY    SUBSIDIARIES      SUBSIDIARIES      ADJUSTMENTS       CONSOLIDATED    INLAND LP
                                  --------------------------------------------------------------------------------------------------
Net cash provided by
  operating activities                 $ 1,054        $    61          $   (39)            $--             $    22         $    13
                                  --------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Purchases of property, plant
and equipment (PP&E)                        --           (111)              --              --                (111)             --
Proceeds from sale of
assets and investment
including affiliates and
joint ventures                              --             --               --              --                  --              --
Investment in affiliates and
joint ventures                          (1,116)           (98)             117              --                  19              --
Restricted Cash                             --             --               --              --                  --              --
Other investing activities                  --             --               --              --                  --              --
                                  --------------------------------------------------------------------------------------------------
Net cash provided (used)
by investing activities                 (1,116)          (209)             117              --                 (92)             --
                                  --------------------------------------------------------------------------------------------------
Financing activities:
Proceeds from payable
to banks                                    --            973            2,429              --               3,402              --
Proceeds from long-term debt                71             25               --              --                  25              --
Proceeds from long-term debt
payable to affiliated                       --             61               --              --                  61              --
Payments of payable to banks                --           (886)          (2,504)             --              (3,390)             --
Payments of long-term debt
payable to unrelated parties                --             --               --              --                  --             (13)
Payments of long-term debt
payable to affiliated                       --             (9)              --              --                  (9)             (1)
Purchase of treasury stock                  (8)            --               --              --                  --              --
Sale of treasury stock                      --             --               --              --                  --              --
Capital contribution                        --             --               --              --                  --              --
Dividends                                   --            (16)              --              --                 (16)             --
Issue of share capital - net                --             --               --              --                  --              --
                                  --------------------------------------------------------------------------------------------------
Net cash used by
financing activities                        63            148              (75)             --                  73             (14)
                                  --------------------------------------------------------------------------------------------------
Net increase (decrease) in
cash and cash equivalents                    1             --                3              --                   3              (1)
Effect of exchange rate
changes -cash                               --             --               --              --                  --              --
CASH AND CASH EQUIVALENTS:
    At the beginning of the year            --              2                8              --                  10               1
    At the end of the year             $     1        $     2          $    11             $--             $    13         $    --

                                   MITTAL STEEL -
                                   NON-GUARANTOR      MITTAL STEEL -      MITTAL STEEL -
                                   SUBSIDIARIES       ELIMINATIONS        CONSOLIDATED
                                   -----------------------------------------------------
Net cash provided by
operating activities                    $ 1,561           $(1,212)          $ 1,438
INVESTING ACTIVITIES:
Purchases of property, plant
and equipment (PP&E)                       (310)               --              (421)
Proceeds from sale of
assets and investment
including affiliates and
joint ventures                                5                --                 5
Investment in affiliates and
joint ventures                             (287)            1,104              (280)
Restricted Cash                            (118)               --              (118)
Other investing activities                   --                --                --
                                   -----------------------------------------------------
Net cash provided (used)
by investing activities                    (710)            1,104              (814)
                                   -----------------------------------------------------
Financing activities:
Proceeds from payable
to banks                                    229                15             3,646
Proceeds from long-term debt                 66              (110)               52
Proceeds from long-term
debt payable to affiliated                 (149)              182                94
Payments of payable to banks               (246)               --            (3,636)
Payments of long-term debt
payable to unrelated parties               (208)               (5)             (226)
Payments of long-term debt
payable to affiliated                       (43)               13               (40)
Purchase of treasury stock                   --                --                (8)
Sale of treasury stock                       --                --                --
Capital contribution                         (4)                4                --
Dividends                                  (187)               39              (164)
Issue of share capital - net                 28               (28)               --
                                   -----------------------------------------------------
Net cash used by
financing activities                       (514)              110              (282)
                                   -----------------------------------------------------
Net increase (decrease) in
cash and cash equivalents                   337                 2               342
Effect of exchange rate
changes -cash                                23                --                23
CASH AND CASH EQUIVALENTS:
    At the beginning of the year            384                --               395
    At the end of the year              $   744           $     2           $   760

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


Condensed consolidating statements of income for the year ended December 31,
2004

                                                                           ISPAT INLAND - ISSUER SUBSIDIARY
                                                   ---------------------------------------------------------------------------------
                                                   ISPAT INLAND -     ISPAT INLAND -
                                  MITTAL STEEL -    GUARANTOR         NON-GUARANTOR    CONSOLIDATING      ISPAT INLAND -    ISPAT
                                 PARENT COMPANY    SUBSIDIARIES       SUBSIDIARIES      ADJUSTMENTS       CONSOLIDATED    INLAND LP
                                 ---------------------------------------------------------------------------------------------------
Net sales                                $-           $  3,158                 $-          $--              $  3,158       $     --
COSTS AND EXPENSES:
Cost of sales (exclusive of
depreciation shown separately
below)                                   --              2,563                (76)          --                 2,487             --
Depreciation                             --                101                 --           --                   101             10
Selling, general and
administrative                           38                 39                 --           --                    39             --
Other operating expense                  --                 --                 --           --                    --             --
                                 ---------------------------------------------------------------------------------------------------
Operating income                        (38)               455                 76           --                   531            (10)
Other income (expense) - net             24                (29)                16           --                   (13)            13
Equity in earnings of
subsidiaries                          4,720                  2                 --           --                     2             --
Financing costs:
Net interest income (expense)            (5)              (101)                (7)          --                  (108)            --
Net gain (loss) from foreign
exchange                                 --                 --                 --           --                    --             --
                                 ---------------------------------------------------------------------------------------------------
Income before taxes                   4,701                327                 85           --                   412              3
INCOME TAX (BENEFIT) EXPENSE:
Current                                  --                 --                  3           --                     3             --
Deferred                                 --                150                 --           --                   150             (2)
                                 ---------------------------------------------------------------------------------------------------
Net income (loss) before
minority interest and equity
in earnings of subsidiaries           4,701                177                 82           --                   259              5
Minority Interest                        --                 --                 --           --                    --             --
                                 ---------------------------------------------------------------------------------------------------
Net income (loss)                  $  4,701           $    177           $     82          $--              $    259       $      5
                                 ---------------------------------------------------------------------------------------------------

                                                     MITTAL STEEL -
                                                     NON-GUARANTOR      MITTAL STEEL -      MITTAL STEEL -
                                                     SUBSIDIARIES       ELIMINATIONS        CONSOLIDATED
                                                 ---------------------------------------------------------
Net sales                                                  $ 19,292       $   (253)          $ 22,197
COSTS AND EXPENSES:
Cost of sales (exclusive of depreciation
shown separately below)                                      12,417           (210)            14,694
Depreciation                                                    442             --                553
Selling, general and administrative                             767            (40)               804
Other operating expense                                          --             --                 --
                                                 ---------------------------------------------------------
Operating income                                              5,666             (3)             6,146
Other income (expense) - net                                    418           (314)               128
Equity in earnings of subsidiaries                               64         (4,720)                66
Financing costs:
Net interest income (expense)                                   (74)            --               (187)
Net gain (loss) from foreign exchange                           (40)            20                (20)
                                                 ---------------------------------------------------------
Income before taxes                                           6,034         (5,017)             6,133
INCOME TAX (BENEFIT) EXPENSE:
Current                                                         728             --                731
Deferred                                                        (65)             3                 86
                                                 ---------------------------------------------------------
Net income (loss) before minority
interest and equity in earnings of
subsidiaries                                                  5,371         (5,020)             5,316
Minority Interest                                              (615)            --               (615)
                                                 ---------------------------------------------------------
Net income (loss)                                          $  4,756       $ (5,020)          $  4,701
                                                 ---------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


Condensed consolidating statements of comprehensive income for the year ended December 31, 2004


                                                                           ISPAT INLAND - ISSUER SUBSIDIARY
                                                     -------------------------------------------------------------------------------
                                                       ISPAT INLAND -  ISPAT INLAND -
                                      MITTAL STEEL -     GUARANTOR     NON-GUARANTOR   CONSOLIDATING     ISPAT INLAND -   ISPAT
                                      PARENT COMPANY   SUBSIDIARIES    SUBSIDIARIES    ADJUSTMENTS       CONSOLIDATED   INLAND LP
                                      ----------------------------------------------------------------------------------------------
Net income                                 $ 4,701          $   177          $    82         $--          $   259         $     5
Other comprehensive income (loss)               33               12               --          --               12              --
                                      ----------------------------------------------------------------------------------------------
Comprehensive income                       $ 4,734          $   189          $    82         $--          $   271         $     5
                                      ----------------------------------------------------------------------------------------------

                                            MITTAL STEEL -
                                            NON-GUARANTOR   MITTAL STEEL -  MITTAL STEEL -
                                            SUBSIDIARIES    ELIMINATIONS    CONSOLIDATED
                                         -------------------------------------------------
Net income                                      $ 4,756          $(5,020)          $ 4,701
Other comprehensive income (loss)                 1,068              (99)            1,014
                                         -------------------------------------------------
Comprehensive income                            $ 5,824          $(5,119)          $ 5,715
                                         -------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


Condensed consolidating balance sheets as of December 31, 2004

                                                                              ISPAT INLAND - ISSUER SUBSIDIARY
                                                          --------------------------------------------------------------------------
                                                          ISPAT INLAND -  ISPAT INLAND -
                                         MITTAL STEEL -    GUARANTOR      NON-GUARANTOR    CONSOLIDATING   ISPAT INLAND -    ISPAT
                                        PARENT COMPANY    SUBSIDIARIES    SUBSIDIARIES      ADJUSTMENTS    CONSOLIDATED    INLAND LP
                                        --------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
           Cash and cash equivalents     $     12          $     41       $     40           $     --        $     81      $      1
           Restricted Cash                     --                --             --                 --              --            --
           Trade accounts receivable           --                77            200                 --             277            --
           Inventories                         --               602             --                 --             602            --
           Other current assets               522                61            (26)                --              35           584
                                        --------------------------------------------------------------------------------------------
           Total current assets               534               781            214                 --             995           585
Property, plant and equipment - net            --             1,689             --                 --           1,689            --
Investments in affiliates                   6,248               364            231               (364)            231            90
Other assets                                   29               375              4                 --             379            15
                                        --------------------------------------------------------------------------------------------
           TOTAL ASSETS                  $  6,811          $  3,209       $    449           $   (364)       $  3,294      $    690
                                        ------------------------------------------------------------- ------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
           Payable to banks and current
           portion of long-term debt     $     --          $     --       $     --           $     --        $     --      $     --
           Trade accounts payable              --               202             33                 --             235            --
           Accrued expenses and other
           current liabilities                965               368              3                 --             371            31
                                         ------------------------------------------------------------------------------------------
           Total current liabilities          965              570              36                 --             606            31
Long-term debt                                 --            1,013              --                 --           1,013           569
Shareholder Loan                               --               --              --                 --              --            --
Deferred employee benefits                     --            1,508              --                 --           1,508            --
Other long-term obligations                    --               56               2                 --              58            --
                                         ------------------------------------------------------------------------------------------
           TOTAL LIABILITIES                  965            3,147              38                 --           3,185           600
                                         ------------------------------------------------------------------------------------------
Minority Interest                              --               --              --                 --              --            --
Shareholders' equity                        5,846               62             411               (364)            109            90
                                         ------------------------------------------------------------------------------------------
           TOTAL LIABILITIES AND
           SHAREHOLDERS' EQUITY          $  6,811         $  3,209        $    449           $   (364)       $  3,294      $    690
                                         ------------------------------------------------------------------------------------------


                                                  MITTAL STEEL -
                                                  NON-GUARANTOR      MITTAL STEEL -      MITTAL STEEL -
                                                  SUBSIDIARIES       ELIMINATIONS        CONSOLIDATED
                                                 ------------------------------------------------------
ASSETS
CURRENT ASSETS:
           Cash and cash equivalents                  $  2,398          $      4           $  2,496
           Restricted Cash                                 138                --                138
           Trade accounts receivable                     1,734                (5)             2,006
           Inventories                                   3,455               (44)             4,013
           Other current assets                          2,491            (2,660)               972
                                                 ------------------------------------------------------
           Total current assets                         10,216            (2,705)             9,625
Property, plant and equipment - net                      5,873                --              7,562
Investments in affiliates                               11,477           (17,379)               667
Other assets                                               912               (36)             1,299
                                                 ------------------------------------------------------
           TOTAL ASSETS                               $ 28,478          $(20,120)          $ 19,153
                                                 ------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
           Payable to banks and current
           portion of long-term debt                  $    341          $     --           $    341
           Trade accounts payable                        1,664                --              1,899
           Accrued expenses and other
           current liabilities                           3,985            (1,362)             3,990
                                                 ------------------------------------------------------
           Total current liabilities                     5,990            (1,362)             6,230
Long-term debt                                           1,001              (944)             1,639
Shareholder Loan                                            --                --                 --
Deferred employee benefits                                 423                --              1,931
Other long-term obligations                              1,706                --              1,764
                                                 ------------------------------------------------------
           TOTAL LIABILITIES                             9,120            (2,306)             11564
                                                 ------------------------------------------------------
Minority Interest                                        1,743                --              1,743
Shareholders' equity                                    17,615           (17,814)             5,846
                                                 ------------------------------------------------------
           TOTAL LIABILITIES AND
           SHAREHOLDERS' EQUITY                       $ 28,478          $(20,120)          $ 19,153
                                                 ------------------------------------------------------

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


Condensed consolidating statements of cash flows for the year ended December 31, 2004

                                                                                 ISPAT INLAND - ISSUER SUBSIDIARY
                                                              ----------------------------------------------------------------------
                                                              ISPAT INLAND -   ISPAT INLAND -
                                             MITTAL STEEL -    GUARANTOR       NON-GUARANTOR  CONSOLIDATING ISPAT INLAND -   ISPAT
                                            PARENT COMPANY    SUBSIDIARIES     SUBSIDIARIES    ADJUSTMENTS  CONSOLIDATED   INLAND LP
                                            ----------------------------------------------------------------------------------------
Net cash provided by operating activities     $   232           $    47         $   173            $--        $   220       $    (9)
INVESTING ACTIVITIES:
Purchases of property, plant and equipment
(PP&E)                                             --               (40)             --             --            (40)           --
Proceeds from sale of assets and investment
including affiliates and joint ventures            --                 1              --             --              1            --
Investment in affiliates and joint ventures       (93)               36               5             --             41            --
Restricted Cash                                    --                --              --             --             --            --
Other investing activities                         --                --              --             --             --           227
                                            ----------------------------------------------------------------------------------------
Net cash provided (used) by investing
activities                                        (93)               (3)              5             --              2           227
                                            ----------------------------------------------------------------------------------------
Financing activities:
Proceeds from payable to banks                     --               397           1,697             --          2,094            --
Proceeds from long-term debt                       --               795              --             --            795            --
Proceeds from long-term debt payable to
affiliated                                         30               (10)             --             --            (10)           10
Payments of payable to banks                       --              (485)         (1,847)            --         (2,332)           --
Payments of long-term debt payable to
unrelated parties                                  --               (15)             --             --            (15)         (227)
Payments of long-term debt payable to
affiliated                                       (113)             (911)             --             --           (911)           --
Purchase of treasury stock                        (54)               --              --             --             --            --
Sale of treasury stock                             19                --              --             --             --            --
Capital contribution                              (10)              256              --             --            256            --
Dividends                                          --               (31)             --             --            (31)           --
Issue of share capital - net                       --                --              --             --             --            --
                                            ----------------------------------------------------------------------------------------
Net cash used by financing activities            (128)               (4)           (150)            --           (154)         (217)
                                            ----------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
equivalents                                        11                40              28             --             68             1
Effect of exchange rate changes -cash              --                --              --             --             --            --
CASH AND CASH EQUIVALENTS:
           At the beginning of the year             1                 2              11             --             13            --
           At the end of the year              $    12           $    42         $    39            $--        $    81       $     1


                                                    MITTAL STEEL -
                                                    NON-GUARANTOR      MITTAL STEEL -      MITTAL STEEL -
                                                    SUBSIDIARIES       ELIMINATIONS        CONSOLIDATED
                                                 --------------------------------------------------------
Net cash provided by operating activities                $ 5,089           $  (921)          $ 4,611
INVESTING ACTIVITIES:
Purchases of property, plant and equipment
(PP&E)                                                      (858)               --              (898)
Proceeds from sale of assets and investment
including affiliates and joint ventures                       82                --                83
Investment in affiliates and joint ventures               (4,728)            4,814                34
Restricted Cash                                                2                --                 2
Other investing activities                                    60              (309)              (22)
                                                 --------------------------------------------------------
Net cash provided (used) by investing
activities                                                (5,442)            4,505              (801)
                                                 --------------------------------------------------------
Financing activities:
Proceeds from payable to banks                               164                --             2,258
Proceeds from long-term debt                                 390                --             1,185
Proceeds from long-term debt payable to
affiliated                                                   142               (96)               76
Payments of payable to banks                                (406)               --            (2,738)
Payments of long-term debt payable to
unrelated parties                                         (1,885)               --            (2,127)
Payments of long-term debt payable to
affiliated                                                   269               580              (175)
Purchase of treasury stock                                    --                --               (54)
Sale of treasury stock                                        --                --                19
Capital contribution                                       4,122            (4,378)              (10)
Dividends                                                 (1,036)              304              (763)
Issue of share capital - net                                  --                --                --
                                                 --------------------------------------------------------
Net cash used by financing activities                      1,760            (3,590)           (2,329)
                                                 --------------------------------------------------------
Net increase (decrease) in cash and cash
equivalents                                                1,407                (6)            1,481
Effect of exchange rate changes -cash                        254                --               254
CASH AND CASH EQUIVALENTS:
           At the beginning of the year                      746                --               760
           At the end of the year                        $ 2,407           $    (6)          $ 2,495

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


NOTE 23: SECURITIZATION AND FACTORING OF RECEIVABLES

Certain subsidiaries of the Company had securitization facilities under an agreement to sell interest in pools of the Company's trade receivables on a non-recourse basis. Participation interests in new receivables were sold, as collections reduce previously sold accounts. The proceeds from the sale of trade accounts receivables are included in the cash flows from operating activities in the Consolidated Statements of Cash Flows. The initial payment can go up to a maximum of 85% of recorded amounts for the receivables sold. The deferred proceeds outstanding amounted to $nil and $nil at December 31, 2003 and 2004 respectively. Gross receivables sold were $60, $nil and $nil at December 31, 2002, 2003 and 2004 respectively. These securitization facilities were discontinued in 2003.

Additionally, some of our subsidiaries have entered into Factoring Agreements with certain banks/financial institutions under which they are entitled to sell eligible accounts receivables from the customers up to an agreed limit. The bank/financial institution buys these receivables without recourse to the seller. Payments for sale of these receivables are received in two instalments. The first instalment ranging between 90% to 95% of the receivables sold (up to a maximum of $284) is made available immediately on sale of the receivables. The deferred proceeds outstanding and availability amounted to $34 and $167 at December 31, 2003 and 2004 respectively. Gross receivables sold were $196 and $342 at December 31, 2003 and 2004 respectively. The balance portion of the purchase price is held back towards factoring commission, interest charges and any possible bonus or discounts till the receivables are collected from the customer by the Factoring agent. The proceeds from the sale of trade accounts receivables are included in the cash flows from operating activities in the Consolidated Statements of Cash Flows.

The receivables are sold at a discount that is included in selling, general and administrative expenses in the consolidated statements of income and amounted $5, $5 and $7 for 2002, 2003 and 2004 respectively.

SECURITIZATION

                                                                                     2002                2003               2004
                                                                                     ----                ----               ----
Proceeds from trade receivables sold ..........................................      $487                $ 30               $  -
Nominal of trade receivables sold .............................................       498                  30                  -
Other Interest.................................................................         3                   -                  -
Deferred payments on balance sheet.............................................        10                   -                  -

FACTORING

                                                                                     2002                2003               2004
                                                                                     ----                ----               ----
Proceeds from trade receivables sold under factoring agreement.................      $208                $943              $1,236
Nominal of trade receivables sold under factoring agreement....................       216                 982               1,376
Discounts incurred.............................................................         2                   5                   7
Deferred payments on balance sheet.............................................         7                  34                 167

                   MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (Millions of U.S. Dollars, except share data and per share data)


NOTE 24: SUBSEQUENT EVENTS

Mittal Steel on January 14, 2005 announced that it has signed a share purchase agreement with Hunan Valin Iron & Steel Group Co., Ltd. ("Valin Group") to acquire 37.17% of the outstanding shares of Hunan Valin Steel Tube & Wire Co., Ltd., a listed subsidiary of Valin Group.

Under the terms of the share purchase agreement, Mittal Steel will acquire 656,250,000 legal person shares from Valin Group at a price of RMB 3.96 per share for a total consideration of RMB 2,599 million ($314). The consideration is subject to adjustment based on the net asset value of the Company as at December 31, 2004.

Mittal Steel on January 21, 2005 announced that it has mandated ABN AMRO, Citigroup Global Markets Limited, Deutsche Bank AG London and HSBC Bank plc (as Mandated Lead Arrangers and Book Runners) and CSFB and UBS Limited (as Mandated Lead Arrangers) to arrange a $3,200 unsecured revolving credit facility ("the Facility"). The Facility has been fully underwritten by the Mandated Lead Arrangers. It is expected to launch to the market at the end of January.

The Facility will be used to finance the cash portion of the consideration payable in connection with the proposed merger with International Steel Group Inc. ("ISG"), to refinance certain existing indebtedness of Mittal Steel and its subsidiaries and for general corporate purposes. The Facility will have a maturity of 5 years and the margin will be based on a rating grid. Mittal Steel is currently rated BBB (positive outlook) by S&P. Mittal Steel's $4,500 proposed merger with ISG is subject to approval by the shareholders of ISG and Mittal Steel. The transaction is expected to be completed in the first half of 2005.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                              MITTAL STEEL COMPANY N.V.




                                                /s/       Henk Scheffer
                                                -------------------------------
                                                Henk Scheffer
                                                Company Secretary

Date: March 31, 2005

                                  EXHIBIT INDEX

Exhibit Number            Description
--------------           -------------
1.1.* Amended and Restated Articles of Association of Mittal Steel Company. N.V. dated December 17, 2004 (English translation filed as Exhibit 3.1 to Mittal Steel Company N.V.'s registration statement on Form F-4 (Reg. No. 333-121220) filed with the Commission on February 3, 2005, and incorporated by reference hereto).

2.1.* Mittal Steel Company N.V. Global Stock Option Plan, effective September 15, 1999 (filed as Exhibit 4.1 to Mittal Steel Company N.V.'s annual report on Form 20-F for the year ended December 31, 2000 (File No. 001-14666), and incorporated by reference hereto).

4.1.* Acquisition Agreement dated as of October 24, 2004 between Mittal Steel Company N.V. (formerly known as Ispat International N.V.) and The Richmond Investment Holdings Limited (filed as Annex A in Exhibit 1.1 to Mittal Steel Company N.V.'s report on Form 6K (File No. 001-14666) filed with the Commission on November 18, 2004, and incorporated by reference hereto).

4.2.* Agreement and Plan of Merger and Reorganization dated as of October 24, 2004, among Mittal Steel Company N.V. (formerly known as Ispat International N.V.), Park Acquisition Corp. and International Steel Group Inc. (filed as
Exhibit 1.1 to Mittal Steel Company N.V.'s report on Form 6-K (File No. 001-14666) filed with the Commission on October 28, 2004, and incorporated by reference hereto).

4.3. Shareholder's agreement dated as of August 13, 1997 among Ispat International N.V., LNM Holdings S.L. (renamed Ispat International Investments S.L.) and Mr. Lakshmi N Mittal.

4.4.* Non-competition agreement dated as of December 17, 2004 between Ispat International N.V. and Mr. Lakshmi N Mittal. (filed as Exhibit 10.4 to Mittal Steel Company N.V.'s registration statement on Form F-4 (Reg. No. 333-121220) filed with the Commission on February 3, 2005, and incorporated by reference hereto).

8.1. List of Significant Subsidiaries.

12.1. Certifications of Mittal Steel Company N.V.'s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.

13.1. Certifications of Mittal Steel Company N.V.'s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and
Section 1350 of Chapter 63 of Title 18 of the United States Code.

14.1. Consent of Deloitte Accountants B.V.

14.2. Consent of Ernst & Young Accountants (Mittal Steel Holdings N.V. and subsidiaries).

14.3. Consent of KPMG Inc. (Iscor Limited, December 31, 2003 and 2002 and Ispat Iscor Limited, December 31, 2004).

14.4. Consent of Ernst & Young (Caribbean Ispat Limited).

14.5. Consent of Ernst & Young (Ispat Hamburg Group of Companies).

-----------------------------

*     Previously filed.