Form 20-F
period 2005-12-31
MITTAL STEEL CO N.V.
filed 2006-03-20
CIK 1041989

Use these links to rapidly review the document
TABLE OF CONTENTS
PART III
MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-14666

MITTAL STEEL COMPANY N.V.
(Exact name of Registrant as specified in its charter)

MITTAL STEEL COMPANY N.V.
(Translation of Registrant's name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

Hofplein 20, 3032 AC Rotterdam
The Netherlands
(Address of Registrant's principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Shares	Euronext Amsterdam N.V. New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
 None

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act:
 None

        Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Class A Common Shares, par value EUR 0.01 per share
255,401,673

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒    No ☐

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days.

Yes ☒    No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒    Accelerated filer ☐    Non-accelerated filer ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.	KEY INFORMATION
A.	Selected Financial Data
B.	Capitalization and Indebtedness
C.	Reasons for the Offer and Use of Proceeds
D.	Risk Factors
ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company
B.	Business Overview
C.	Organizational Structure
D.	Property, Plant and Equipment
ITEM 4A.	UNRESOLVED STAFF COMMENTS
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.	Operating Results
B.	Liquidity and Capital Resources
C.	Research and Development, Patents and Licenses, etc.
D.	Trend Information
E.	Off-Balance Sheet Arrangements
F.	Tabular Disclosure of Contractual Obligations
G.	Safe Harbor
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
B.	Compensation
C.	Board Practices
D.	Employees
E.	Share Ownership
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders
B.	Related Party Transactions
C.	Interest of Experts and Counsel
ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information
B.	Significant Changes
ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details

i

B.	Plan of Distribution
C.	Markets
D.	Selling Shareholders
E.	Dilution
F.	Expenses of the Issue
ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital
B.	Memorandum and Articles of Association
C.	Material Contracts
D.	Exchange Controls
E.	Taxation
F.	Dividends and Paying Agents
G.	Statement by Experts
H.	Documents on Display
I.	Subsidiary Information
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities
B.	Warrants and Rights
C.	Other Securities
D.	American Depositary Shares
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15.	CONTROLS AND PROCEDURES
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B.	CODE OF ETHICS
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
ITEM 17.	FINANCIAL STATEMENTS
ITEM 18.	FINANCIAL STATEMENTS
ITEM 19.	EXHIBITS

ii

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Definitions

        Unless we have indicated otherwise, or the context otherwise requires, references in this annual report to "Mittal Steel", "we", "us", "our" and "the Company" or similar terms are to Mittal Steel Company N.V., formerly known as Ispat International N.V., and its subsidiaries (which include LNM Holdings N.V. and its subsidiaries and International Steel Group Inc. and its subsidiaries). "Ispat International" refers to Ispat International N.V. and its subsidiaries as they existed prior to the acquisition of LNM Holdings N.V. by Ispat International on December 17, 2004 and to their predecessor companies for periods prior to the organization of Ispat International in 1997. "LNM Holdings" refers to LNM Holdings N.V. and its subsidiaries as they existed prior to their acquisition by Ispat International on December 17, 2004 and to their predecessor companies for the periods prior to the organization of LNM Holdings. On December 20, 2004, LNM Holdings N.V.'s name was changed to Mittal Steel Holdings N.V. On December 28, 2005, Mittal Steel Holdings N.V. was redomiciled to Switzerland and changed its name to Mittal Steel Holdings A.G.

        To the extent that references in this annual report to "Mittal Steel" are made with respect to time periods occurring before December 17, 2004, "Mittal Steel" means Ispat International and its subsidiaries and their predecessors adjusted after giving effect to the business combination with LNM Holdings and its subsidiaries and their predecessors. "ISG" refers to International Steel Group Inc. and its subsidiaries as it existed prior to its acquisition by Mittal Steel on April 15, 2005. Following the acquisition of ISG by Mittal Steel, ISG's name was changed to "Mittal Steel USA ISG Inc.", the operations were merged with Ispat Inland on December 31, 2005 and the name of the surviving entity was changed to Mittal Steel USA Inc. All references in this annual report to "Mittal Steel USA" refer to the combined operations of Mittal Steel USA ISG Inc. with Mittal Steel's other U.S. operating subsidiary, Ispat Inland Inc.

        All references in this annual report to "Mittal Steel Kryviy Rih" refer to the operations of Kryvorizhstal, Ukraine which was acquired by the Company on November 25, 2005 and subsequently renamed OJSC Mittal Steel Kryviy Rih, or Mittal Steel Kryviy Rih. The acquisition is being accounted for as a purchase business combination in accordance Statement of Financial Accounting Standards ("SFAS") 141 "Business Combinations".

        All references in this annual report to "Hunan Valin" refer to Hunan Valin Steel Tube & Wire Company, China.

        In connection with changing its corporate name from Ispat International N.V. to Mittal Steel Company N.V., Mittal Steel has also changed the corporate names of certain of its subsidiaries. Set forth below are certain of Mittal Steel's subsidiaries, listed by jurisdiction of organization, indicating the former name of the subsidiary, the current name of the subsidiary and the abbreviations used in this annual report. For the purposes of this annual report, the new name or abbreviated names will be used where applicable.

Country	Former Name of Subsidiary	Current Name of Subsidiary	Abbreviation
Algeria	Ispat Annaba Spa ("Ispat Annaba") Ispat Tebessa Spa ("Ispat Tebessa")	Mittal Steel Annaba Spa Mittal Steel Tebessa Spa	Mittal Steel Annaba Mittal Steel Tebessa
Bosnia	RZR Ljubija a.d. BH Steel Zeljezara Zenica	DOO Novi Rudnici Ljubija Prijedor Mittal Steel Zenica d.o.o.	RZR Ljubija or Ljubija Mines Mittal Steel Zenica
Canada	Ispat Sidbec Inc. ("Ispat Sidbec")	Mittal Canada Inc.	Mittal Canada

Czech Republic	Ispat Nova Hut a.s. ("Ispat Nova Hut")	Mittal Steel Ostrava a.s.	Mittal Steel Ostrava
France	Ispat Unimétal S.A ("Unimetal") Tréfileurope S.A.	Mittal Steel Gandrange S.A. Tréfileurope S.A.	Mittal Steel Gandrange Tréfileurope
Germany	Ispat Hamburger Stahlwerke GmbH ("Ispat Hamburg" or "IHSW") Ispat Stahlwerk Ruhrort GmbH ("ISRG") Ispat Walzdraht Hochfeld GmbH ("IWHG")	Mittal Steel Hamburg GmbH Mittal Steel Ruhrort GmbH Mittal Steel Hochfeld GmbH	Mittal Steel Hamburg Mittal Steel Ruhrort(2) Mittal Steel Hochfeld(2)
Kazakhstan	Ispat Karmet OJSC ("Ispat Karmet")	JSC Mittal Steel Temirtau	Mittal Steel Temirtau
Luxembourg	Ispat Europe Group S.A. ("Ispat Europe Group" or "IEG")	Mittal Steel Europe S.A.	Mittal Steel Europe S.A.
Macedonia	RZ Ladna Valavnica a.d. RZ Valavnica za Lenti a.d.	Mittal Steel Skopje (CRM) a.d. Mittal Steel Skopje (HRM) a.d.	Mittal Steel Skopje
Mexico	Ispat Mexicana, S.A. de C.V. ("Ispat Mexicana" or "Imexsa")	Mittal Steel Lázaro Cárdenas, S.A. de C.V.	Mittal Steel Lázaro Cárdenas
Poland	Ispat Polska Stal S.A. ("Ispat Polska")	Mittal Steel Poland S.A.	Mittal Steel Poland
Romania	Ispat Sidex S.A. ("Ispat Sidex") Ispat Petrotub S.A. ("Ispat Petrotub") Ispat Tepro S.A. ("Ispat Tepro") Ispat Siderurgica S.A	Mittal Steel Galati S.A. Mittal Steel Roman S.A. Mittal Steel Iasi S.A. Mittal Steel Hunedoara S.A.	Mittal Steel Galati Mittal Steel Roman Mittal Steel Iasi Mittal Steel Hunedoara
South Africa	Ispat Iscor Limited ("Ispat Iscor")	Mittal Steel South Africa Limited	Mittal Steel South Africa
Trinidad and Tobago	Caribbean Ispat Limited ("CIL")	Mittal Steel Point Lisas Limited	Mittal Steel Point Lisas
United Arab Emirates	LNM Marketing FZE ("LNM Marketing")	LNM Marketing FZE(1)	LNM Marketing
United States of America	Ispat Inland Inc. ("Ispat Inland")(3) International Steel Group Inc. ("ISG")(3)	Mittal Steel USA Inc.(3) Mittal Steel USA Inc.(3)	Mittal Steel USA Mittal Steel USA

(1)
The Company is considering changing the name of "LNM Marketing FZE" to "Mittal Steel Marketing FZE".

(2)
Mittal Steel Ruhrort and Mittal Steel Hochfeld are collectively described as Mittal Steel Duisburg.

(3)
Ispat Inland Inc. and Mittal Steel USA ISG Inc. merged on December 31, 2005. The surviving entity, Mittal Steel USA ISG Inc., was renamed Mittal Steel USA Inc.

        In addition, unless we have indicated otherwise, or the context otherwise requires, references in this annual report to:

  •
  "production capacity" are to the annual production capacity of plant and equipment based on existing technical parameters as estimated by management;

  •
  "steel products" are to finished and semi-finished steel products and exclude direct reduced iron, or DRI;

  •
  "Sales" include shipping and handling fees and costs as per EITF Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs" (as issued by the FASB Emerging Issues Task Force). "Net sales" are to gross sales minus returns discounts, and allowances, less shipping and handling fees and costs;

  •
  "tons" or "net tons" or "ST" are to short tons and are used in measurements involving steel products, including liquid steel (a short ton is equal to 907.2 kilograms or 2000 pounds);

  •
  "tonnes" or "MT" are to metric tonnes and are used in measurements involving iron ore, iron ore pellets, DRI, hot metal, coke, coal, pig iron and scrap (a metric tonne is equal to 1,000 kilograms or 2,204.62 pounds);

  •
  "Articles of Association" refers to the amended and restated articles of association of Mittal Steel Company N.V., dated June 21, 2005; and

  •
  "Controlling Shareholder" refers to Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, who together are Mittal Steel's Controlling Shareholder.

        All shipment volume of our steel products includes inter-company sales.

Financial Information

        All of the financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial records of each of the operating subsidiaries are maintained in the currency of the country in which such subsidiary is located using the statutory or generally accepted accounting principles of such country. For consolidation purposes, financial statements have been prepared in conformity with U.S. GAAP and expressed in U.S. dollars, the reporting currency of our consolidated financial statements.

        We express all dollar amounts in this annual report in U.S. dollars, except as otherwise indicated. References to "$" or "U.S. dollars" are to the lawful currency of the United States of America, references to "€" or "Euro" are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the European Union, and references to "C$" are to the lawful currency of Canada.

        This annual report contains the audited consolidated financial statements of Mittal Steel Company N.V. and its consolidated subsidiaries (adjusted after giving effect to the business combination with LNM Holdings, which has been accounted for on the basis of common control accounting), including the consolidated balance sheets as of December 31, 2004 and 2005, and the consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years ended December 31, 2003, 2004 and 2005 (the "Mittal Steel Consolidated Financial Statements") and selected consolidated financial information of Mittal Steel for the periods presented in the Mittal Steel Consolidated Financial Statements and at December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002.

        On December 17, 2004, Ispat International N.V. completed its acquisition of Mittal Steel Holdings N.V., formerly LNM Holdings N.V. and changed its name to Mittal Steel Company N.V. As Ispat International N.V. and LNM Holdings N.V. were affiliates under common control, the acquisition of LNM Holdings N.V. was accounted for on the basis of common control accounting, which is similar to a previously permitted method of accounting known as a "pooling-of-interests". Therefore, these consolidated financial statements reflect the financial position for those assets and liabilities and results of operations of Mittal Steel from the accounts of Ispat International N.V. and LNM Holdings N.V., as

though Mittal Steel had been a stand-alone legal entity during 2003 and 2004. These consolidated financial statements as of and for the years ended December 31, 2003 and 2004 have been prepared using the historical basis in the assets and liabilities and the historical results of operations relating to Ispat International N.V. and LNM Holdings N.V. based on the separate records maintained for each of these businesses. Inter-company balances and transactions have been eliminated in consolidation and the transaction costs relating to the business combination have not been included.

        The financial information and certain other information presented in a number of tables in this annual report have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this annual report reflect calculations based upon the underlying information prior to rounding, and accordingly may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

Market Information

        This annual report includes industry data and projections about our markets obtained from industry surveys, market research, publicly available information and industry publications. Statements on Mittal Steel's competitive position contained herein are based primarily on public sources including but not limited to publications of the International Iron and Steel Institute. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not independently verified these data or determined the reasonableness of such assumptions. In addition, in many cases we have made statements in this annual report regarding our industry and our position in the industry based on internal surveys, industry forecasts, market research, as well as our own experience. While these statements are believed to be reliable, they have not been independently verified, and we do not make any representation or warranty as to the accuracy or completeness of such information set forth in this annual report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, statements concerning the future financial condition, results of operations and the business of Mittal Steel including its acquired subsidiaries, the anticipated financial and other benefits resulting from Mittal Steel's acquisitions and the proposed acquisition of Arcelor S.A. ("Arcelor") and Mittal Steel's plans and objectives following these transactions. These statements usually contain the words "believes", "plans", "expects", "anticipates", "intends", "estimates" or other similar expressions. For each of these statements, you should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although it is believed that the expectations reflected in these forward-looking statements are reasonable, there is no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected effects on the business, financial condition, results of operations or prospects of Mittal Steel. These forward-looking statements speak only as of the date on which the statements were made and no obligation has been undertaken to publicly update or revise any forward-looking statements made in this annual report or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations. In addition to other factors and matters contained or incorporated by reference in this annual report, it is believed the following factors, among others, could cause actual results to differ materially from those discussed in the forward-looking statements:

  •
  Mittal Steel's ability to manage its growth;

  •
  cost savings expected to result from Mittal Steel's acquisitions and the proposed acquisition of Arcelor may not be fully realized or realized within the expected time frame;

  •
  costs or difficulties related to the integration of acquisitions, including the proposed acquisition of Arcelor, may be greater than expected;

  •
  the risk of unexpected consequences resulting from acquisitions, including the proposed acquisition of Arcelor;

  •
  operating results following acquisitions, including the proposed acquisition of Arcelor, may be lower than expected;

  •
  the risk of disruption or volatility in the economic, political or social environment in the countries in which Mittal Steel conducts business;

  •
  general economic conditions, whether globally, nationally or in the market areas in which Mittal Steel conducts business, may be less favorable than expected;

  •
  legislation or regulatory changes, including those relating to protection of the environment and health and safety, and those resulting from international agreements and treaties related to trade, accession to the European Union, or otherwise, may adversely affect the businesses in which Mittal Steel is engaged;

  •
  the risk of significant supply shortages and increases in the cost of raw materials, energy and transportation;

  •
  the risk of decreasing prices for Mittal Steel's products and other forms of competition in the steel industry;

  •
  Mittal Steel's ability to successfully operate within a cyclical industry;

  •
  increased competition from other steel companies;

  •
  increased competition from substitute materials, such as aluminium;

  •
  Mittal Steel's ability to fund under-funded pension liabilities;

  •
  Mittal Steel's ability to attract and retain talented management;

  •
  uncertainty as to the actions of the Controlling Shareholder of Mittal Steel;

  •
  fluctuations in currency exchange rates;

  •
  the threat, institution or adverse determination of claims against Mittal Steel;

  •
  adverse changes in interest rates;

  •
  the risk of labor disputes;

  •
  Mittal Steel's ability to refinance existing debt and obtain new financing on acceptable terms to finance its growth;

  •
  Mittal Steel's ability to operate within the limitations imposed by financing arrangements; and

  •
  any downgrade of Mittal Steel's credit rating as a result, among other things, of a downturn in the steel industry cycle, the debt to be incurred in connection with the proposed acquisition of Arcelor, if successful, or any possible refinancing of Arcelor debt thereafter, as well as any downgrade of Arcelor's credit rating if it remains a separate subsidiary of Mittal Steel following the successful completion of the acquisition.

        Some of these factors are discussed in more detail in this annual report, including under "Item 3D—Key Information—Risk Factors".

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

        The following table presents selected consolidated financial information of Mittal Steel for the years ended December 31, 2001, 2002, 2003, 2004 and 2005. This selected consolidated financial information should be read in conjunction with the audited Mittal Steel Consolidated Financial Statements, including the notes thereto.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(All amounts in $ millions except per share data and percentages)
Statement of Income Data
Sales	$5,423	$7,080	$9,567	$22,197	$28,132
Cost of sales (exclusive of depreciation)	4,952	5,752	7,568	14,694	21,495
Depreciation	229	266	331	553	829
Selling, general and administrative expenses	204	298	369	804	1,062
Other operating expenses	75	62	—	—	—
Operating income / (loss)	(37)	702	1,299	6,146	4,746
Operating margin as percentage of Sales	(0.7)%	9.9%	13.6%	27.7%	16.9%
Other income (expense)—net	20	32	70	128	77
Income from equity investments	—	111	162	66	69
Financing costs:
Net interest expense	(235)	(222)	(175)	(187)	(229)
Net gain / (loss) from foreign exchange	(18)	15	44	(20)	40
Income / (loss) before taxes, minority interest and cumulative effect of change in accounting principle	(270)	638	1,400	6,133	4,703
Net income / (loss)	(199)	595	1,182	4,701	3,365
Basic earnings / (loss) per common share after cumulative effect of change in accounting principle(1)	$(0.31)	$0.92	$1.83	$7.31	$4.90
Diluted earnings / (loss) per common share after cumulative effect of change in accounting principle(1)	$(0.31)	$0.92	$1.83	$7.31	$4.89
Dividends declared per share(2)	—	—	—	—	$0.30

	At December 31,
	2001	2002	2003	2004	2005
	(All amounts in $ millions except number of shares)
Balance Sheet Data
Cash and cash equivalents, including short-term investments and restricted cash	$225	$417	$900	$2,634	$2,149
Property, plant and equipment—net	4,138	4,094	4,654	7,562	15,539
Total assets	7,161	7,909	10,137	19,153	31,042
Payable to banks and current portion of long-term debt	470	546	780	341	334
Long-term debt (including affiliates)	2,262	2,187	2,287	1,639	7,974
Net Assets	1,106	1,442	2,561	5,846	10,150
Share capital(3)	539	541	533	488	2,405
Weighted average common shares outstanding (millions)	646	648	647	643	687
	Year Ended December 31,
	2001	2002	2003	2004	2005
	(All amounts in $ millions except quantity information)
Other Data:
Net cash provided by operating activities	$237	$539	$1,438	$4,611	$3,974
Net cash (used in) investing activities	(214)	(360)	(814)	(801)	(7,612)
Net cash (used in) provided by financing activities	(92)	16	(282)	(2,329)	3,349
Total production of DRI (thousands of tonnes)	4,918	5,893	7,202	9,664	8,321
Total shipments of steel products (thousands of tons)(4)	18,634	24,547	27,446	42,071	49,178

(1)
Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented considering retroactively the shares issued by Mittal Steel in connection with the acquisition of LNM Holdings.

(2)
This does not include the dividends declared by LNM Holdings to its shareholder prior to its acquisition by Ispat International.

(3)
Comprised of common shares and additional paid-in capital less treasury stock.

(4)
Includes all inter-company shipments.

Dividends

        The dividends declared by LNM Holdings to its shareholder before it was acquired by the Company were $164 million in 2003 and $2,385 million in 2004.

        On February 9, 2005, Mittal Steel's board of directors approved a dividend policy for the fiscal year 2005 of $0.10 per share per quarter (as from the second quarter of 2005), which was approved by Mittal Steel's shareholders at the Annual General Meeting of Shareholders held on May 26, 2005. Quarterly dividends were paid on July 8, 2005, October 12, 2005 and December 15, 2005.

        On February 14, 2006, Mittal Steel's board of directors declared an interim dividend of $0.125 per share payable on March 15, 2006 and decided to propose to the general meeting of the shareholders to amend the dividend policy going forward to a quarterly dividend of $0.125 per share. This dividend has since been paid.

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

Mittal Steel has experienced rapid growth through acquisitions in a relatively short period of time. The failure to manage such growth could have a material adverse effect on Mittal Steel's business.

        Mittal Steel has experienced rapid growth and development through acquisitions in a relatively short period of time and may continue, following the contemplated acquisition of Arcelor, to pursue acquisitions in order to meet its strategic objectives. Such growth entails significant investment, as well as increased operating costs. Overall growth in Mittal Steel's business also requires greater allocation of management resources away from daily operations. In addition, the management of such growth (including management of multiple operating assets) will require, among other things, the continued development of Mittal Steel's financial and information management control systems, the ability to integrate newly acquired assets with existing operations, the ability to attract and retain sufficient numbers of qualified management and other personnel, the continued training and supervision of such personnel and the ability to manage the risks and liabilities associated with the acquired businesses. Failure to manage such growth, while at the same time maintaining adequate focus on the existing assets of Mittal Steel, could have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects.

There can be no assurance that the proposed acquisition of Arcelor will be completed.

        Mittal Steel's proposed acquisition of Arcelor, once opened to acceptances, will be subject to a number of conditions. As a general matter, if the conditions to the proposed acquisition are not satisfied or, if permissible, waived, Mittal Steel may decide not to proceed with the proposed acquisition. If the acquisition is not completed, the anticipated benefits of the acquisition will not be realized, which could affect the stock price of Mittal Steel's class A common shares.

Mr. Lakshmi N. Mittal can appoint Mittal Steel's directors and determine the outcome of shareholder voting.

        Mr. Lakshmi N. Mittal has the power to elect the majority of the members of the Mittal Steel Board of Directors, and to exercise voting control over the decisions adopted at the Mittal Steel general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. In particular, Mr. Lakshmi N. Mittal has the ability to prevent or cause a change of control of Mittal Steel. Of Mittal Steel's nine directors, three directors are related to the Controlling Shareholder.

Mittal Steel may not achieve the expected synergies from its prior recent significant acquisitions, including the acquisitions of ISG (now Mittal Steel USA) and Kryvorizhstal (now Mittal Steel Kryviy Rih).

        Mittal Steel expects to achieve synergies from its acquisitions by integrating the acquired companies with its operations. Integrating the operations of acquired businesses is a complex and ongoing process. Successful integration and the achievement of synergies requires, among other things, the satisfactory coordination of business development and procurement efforts, manufacturing improvements and employee retention, hiring and training policies, as well as the alignment of products, sales and marketing operations and information and software systems. The diversion of the attention of the combined company's management to the integration effort and any difficulties encountered in combining operations could result in higher integration costs and lower savings than expected.

        Mittal Steel announced at the time of the acquisition of ISG that it expected to achieve cost synergies of approximately $250 million per annum by 2007 relating to purchasing, manufacturing, operating and other improvements, including inventory reduction, reduced capital expenditures and contract-related improvements in productivity. In connection with its acquisition of Kryvorizhstal, Mittal Steel announced that it expected to achieve cost synergies of up to approximately $200 million by the end of 2006, relating to sales, marketing and procurement. The announced synergies from either or both of these acquisitions may not be achieved to the fullest extent or within the expected timeframe, which could have a material adverse effect on Mittal Steel's results of operations.

Mittal Steel may face significant price and other forms of competition from other steel producers, which could have a material adverse effect on its business, financial condition, results of operations or prospects.

        Generally, the markets in which steel companies conduct business are highly competitive. Increased competition could cause Mittal Steel to lose market share, increase expenditures or reduce pricing, any one of which could have a material adverse effect on its business, financial condition, results of operations or prospects. The global steel industry has historically suffered from substantial over-capacity. Excess capacity in some of the products sold by Mittal Steel will intensify price competition for such products. This could require Mittal Steel to reduce the price for its products and, as a result, may have a material adverse effect on its business, financial condition, results of operations or prospects. Mittal Steel competes primarily on the basis of quality and the ability to meet customers' product specifications, delivery schedules and price. Some of the competitors of Mittal Steel may benefit from greater capital resources; have different technologies; have lower raw material and energy costs; and have lower employee post-employment benefit costs. See "Item 5—Operating and Financial Review and Prospects".

        In addition, the competitive position of Mittal Steel within the global steel industry may be affected by, among other things, the recent trend toward consolidation among competitors in the steel industry, particularly in Europe and the United States; exchange rate fluctuations that may make the products of Mittal Steel less competitive in relation to the products of steel companies based in other countries; and the development of new technologies for the production of steel and steel-related products.

The dependence of certain operating subsidiaries of Mittal Steel on either export or domestic markets may limit its flexibility in managing its business.

        Some of Mittal Steel's operating subsidiaries are primarily export oriented, as domestic markets are not adequate to support operations, and some of its operating subsidiaries are substantially dependent on the domestic markets of their countries of operation. Any rise in trade barriers or trade related actions in main export markets, or any fall in demand in the export or domestic markets due to weak economic conditions or other reasons, may adversely affect the operations of these subsidiaries and may limit Mittal Steel's flexibility in managing its business. See "Item 4B—Information on the Company—Business Overview—Government Regulations" and "Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings" and Note 17 to the Mittal Steel Consolidated Financial Statements.

Mittal Steel could experience labor disputes that could disrupt operations.

        A substantial majority of the employees of Mittal Steel are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or, occasionally, during other periods for other reasons. See "Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings" and Note 17 to the Mittal Steel Consolidated Financial Statements.

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

        Steel production requires substantial amounts of raw materials and energy, including iron ore, scrap, electricity, natural gas, coal and coke. Any prolonged interruption in the supply of raw materials or energy, or substantial increases in their costs, could adversely affect the business, financial condition, results of operations or prospects of steel companies. The availability and prices of raw materials may be negatively affected by: new laws or regulations; suppliers' allocations to other purchasers; interruptions in production by suppliers; accidents or other similar events at suppliers' premises or along the supply chain; wars, natural disasters and other similar events; changes in exchange rates; consolidation in steel-related industries; the bargaining power of raw material suppliers; worldwide price fluctuations and other factors; and availability and cost of transportation.

        In addition, energy costs, including the cost of electricity and natural gas, make up a substantial portion of the cost of goods sold by steel companies. The price of energy has varied significantly in the past several years and may vary significantly in the future largely as a result of market conditions and other factors beyond the control of steel companies, including significant increases in oil prices. In addition, natural gas prices in North America reached $15 per mmbtu in 2005 versus a high of $9 per mmbtu in 2004. Because the production of direct reduced iron and the re-heating of steel involve the use of significant amounts of natural gas, steel companies are sensitive to the price of natural gas.

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

        There can be no assurance that Mittal Steel will be able to procure adequate supplies in the future. In addition, a substantial portion of Mittal Steel's raw materials are procured under contracts that are either short-term or are subject to periodic price negotiations. Any prolonged interruption, discontinuation or other disruption in the supply of raw materials or energy, or substantial increases in their costs, could adversely affect the business, financial condition, results of operations or prospects of Mittal Steel.

Mittal Steel's debt level may limit its flexibility in managing its business.

        At December 31, 2005, Mittal Steel had outstanding $8.3 billion in aggregate principal amount of debt consisting of $334 million of short-term indebtedness (including current portion of long-term debt)

and $8.0 billion of long-term indebtedness. At December 31, 2005, Mittal Steel also had $2.1 billion of cash and cash equivalents, including short-term investments and restricted cash and for the year ended December 31, 2005 it recorded an operating income of $4.7 billion.

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

        Mittal Steel has guaranteed $0.9 billion of debt of its operating subsidiaries and some of these guarantees have provisions whereby a default by one operating subsidiary could, under certain circumstances, lead to defaults at other operating subsidiaries. Any possible invocation of any of these guarantees could cause some or all of the other guaranteed debt to accelerate, creating severe liquidity pressures. In addition, the Company has guaranteed approximately $76 million of certain debts at its joint ventures I/N Tek and I/N Kote.

        Furthermore, most of Mittal Steel's current borrowings are at variable rates of interest and expose Mittal Steel to interest rate risk. A significant portion of Mittal Steel's interest rate exposure has not been hedged by financial instruments. If interest rates rise, Mittal Steel's debt service obligations on its variable rate indebtedness would increase even if the amount borrowed remained the same, resulting in higher interest costs.

Mittal Steel's mining operations are subject to mining risks.

        Mittal Steel's mining operations are subject to hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, hazards associated with open-pit mining operations include, among others, flooding of the open pit; collapses of the open-pit wall; accidents associated with the operation of large open-pit mining and rock transportation equipment; accidents associated with the preparation and ignition of large-scale open-pit blasting operations; production disruptions due to weather; and hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination. Hazards associated with underground mining operations include, among others, underground fires and explosions, including those caused by flammable gas; cave-ins and ground falls; discharges of gases and toxic chemicals; flooding; sinkhole formation and ground subsidence; and other accidents and conditions resulting from drilling, blasting and removing and processing material from underground mines.

        Mittal Steel is at risk of experiencing any or all of these hazards. The occurrence of any of these hazards could delay production, increase production costs and result in injury to persons and damage to property, as well as liability for Mittal Steel, all or some of which may not be covered by insurance.

Mittal Steel's executive directors and senior management contribute significantly to the shaping and implementation of its business strategy and the loss or diminution of their services could have a material adverse effect on Mittal Steel's business and prospects.

        Mittal Steel's executive directors (i.e., its Chairman and Chief Executive Officer and President and Chief Financial Officer) and senior management contribute significantly to the shaping and implementation of its business strategy. The loss or any diminution of the services of the executive directors or a number of senior managers could have a material adverse effect on Mittal Steel's business and prospects. Mittal Steel does not maintain key man life insurance on its executive directors or any members of its senior management.

Under-funding of pension and other post-employment benefit plans at some of Mittal Steel's operating subsidiaries, and the need to make substantial cash contributions to pension plans, which may increase in the future, may reduce the cash available for Mittal Steel's business.

        Mittal Steel's principal operating subsidiaries in Canada, France, Germany, Trinidad, the United States, South Africa and Ukraine provide defined benefit pension plans to their employees. Some of these plans are currently under-funded. At December 31, 2005, the value of Mittal Steel USA's pension plan assets was $2.2 billion, while the projected benefit obligation was $3.0 billion, resulting in a deficit of $795 million. A large part of Mittal Steel's pension liabilities and funding requirements are at Mittal Steel USA. Mittal Steel USA also has an under-funded post-employment benefit obligation of $951 million relating to life insurance and medical benefits as of December 31, 2005. See Note 12 to the Mittal Steel Consolidated Financial Statements.

        Mittal Steel's funding obligations depend upon future asset performance, the level of interest rates used to measure ERISA minimum funding levels, actuarial assumptions and experience, union negotiated changes, future government regulation and the terms of the agreement with the Pension Benefit Guaranty Corporation ("PBGC"). Due to the large number of variables that determine pension funding requirements, which are difficult to predict, as well as any legislative action, future cash funding requirements for Mittal Steel's pension plans and other post-employment benefit plans could be significantly higher than amounts currently estimated. These funding requirements could have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects.

Mittal Steel is subject to economic risks and uncertainties in the countries in which its operating subsidiaries operate. Any deterioration or disruption of the economic environment in those countries may have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects.

        Over the past few years, many of the countries in which Mittal Steel operates, or proposes to operate, have experienced economic growth and improved economic stability in certain sectors. Mittal Steel's business strategy was developed partly on the assumption that such economic growth and the modernization, restructuring and upgrading of the physical infrastructure in these countries will continue, thus creating an increased demand for its steel products and maintaining a stable level of steel prices both in these countries and in other key product markets. While the demand in these countries for steel and steel products has gradually increased, there is no assurance that this trend will continue. In addition, the legal systems in certain of the countries in which Mittal Steel operates remain underdeveloped, particularly with respect to bankruptcy proceedings, and the prospect of widespread bankruptcy, mass unemployment and the deterioration of certain sectors of these economies still exists. No assurance can be given that reform policies will continue to be implemented and, if implemented, will be successful, or that these countries will remain receptive to foreign trade and investment. Furthermore, any slowdown in the development of these economies may have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects.

Mittal Steel is subject to political and social uncertainties in some of the developing countries in which it operates. Any disruption or volatility in the political or social environment in those countries may have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects.

        Mittal Steel operates in a number of developing countries. Some of these countries have been undergoing substantial political transformations, from centrally controlled command economies toward pluralist market-oriented democracies. There can be no assurance that the political and economic reforms necessary to complete such a transformation will continue. On occasion, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, military conflict. The political systems in these countries may be vulnerable to the populations' dissatisfaction with reforms, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects and its ability to continue to do business in these countries.

        In addition, Mittal Steel may encounter difficulties in enforcing court judgments or arbitral awards in certain countries in which it operates because these countries may not be parties to treaties which recognize the mutual enforcement of court judgments.

Mittal Steel has made significant capital expenditure commitments and other commitments in connection with certain acquisitions.

        In connection with the acquisition of certain of its operating subsidiaries, Mittal Steel has made significant capital expenditure commitments and other commitments with various governmental bodies involving expenditures required to be made over the next few years. In 2005, capital expenditures rose to $1.2 billion. As at December 31, 2005, Mittal Steel and its subsidiaries had capital commitments outstanding of $1.5 billion under privatization contracts and $144 million under other major contracts. Mittal Steel expects to fund such capital expenditure commitments and other commitments primarily through internal sources, but there can be no assurance that Mittal Steel will be able to generate or obtain sufficient funds to meet these requirements in the future or to complete these projects on a timely basis or at all. In addition, completion of these projects may be affected by factors that are beyond the control of Mittal Steel. See "Item 5F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations" and Note 16 to the Mittal Steel Consolidated Financial Statements.

        Mittal Steel has also made certain commitments relating to employees at certain of its operating subsidiaries. In many of these jurisdictions, it has agreed, in connection with the acquisition of interests in these subsidiaries, that it will not make collective dismissals for certain periods. These periods generally extend several years following the date of acquisition. The inability to make such dismissals may affect the ability of Mittal Steel to coordinate its workforce in response to changing market conditions and may have an effect on its business, financial condition, results of operations or prospects.

        Although Mittal Steel has remained in compliance with its obligations under the relevant acquisition agreements and restructuring programs, Mittal Steel may not be able to remain in compliance with some or all of these requirements in the future. Failure to remain in compliance may result in forfeiture of part of Mittal Steel's investment and/or the loss of certain tax and regulatory benefits, and may therefore have an adverse effect on its business, financial condition, results of operations or prospects.

Certain Mittal Steel subsidiaries benefited from state aid granted prior to, or in connection with, their respective privatizations, the granting of which is subject to transitional arrangements under the respective treaties concerning the accession of these countries to the European Union. Non-fulfillment or breach of the transitional arrangements and related rules may result in the recovery of aid granted pursuant to the transitional arrangements.

        Mittal Steel has acquired formerly state-owned companies in the Czech Republic, Poland and Romania, some of which benefited from state aid granted prior to, or in connection with, their respective privatization and restructuring. Moreover, the restructuring of the steel industries in each of the Czech Republic, Poland and Romania is subject to certain transitional arrangements and related rules, which determine the legality of restructuring aid. The transitional arrangements form part of the respective treaties concerning the accession of the Czech Republic, Poland and Romania to the European Union. See "Item 4B—Information on the Company—Business Overview—Government Regulations—State Aid".

        Non-fulfillment or breach of the transitional arrangements and related rules may nullify the effect of the transitional arrangements and may result in the recovery of aid granted pursuant to the transitional arrangements that have been breached.

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

        See "Item 5—Operating and Financial Review and Prospects—Key Factors Affecting the Business—Cyclicality of the Steel Industry".

Rapidly growing demand and supply of steel products in China and other developing economies may result in additional excess worldwide capacity and falling steel prices.

        Over the last several years, steel consumption in China and other developing economies such as India has increased at a rapid pace. Steel companies have responded by developing steel production capabilities in these countries. Steel production, especially in China, has been expanding significantly and could be well in excess of Chinese demand depending on continuing demand growth rates. Because China is now the largest worldwide steel producer by a significant margin, any significant excess Chinese capacity could have a major negative impact on world steel prices if excess production is exported to other markets.

Steel companies are susceptible to changes in governmental policies and international economic conditions.

        Governmental, political and economic developments relating to inflation, interest rates, taxation, currency fluctuations, trade regulations, social or political instability, diplomatic relations, international conflicts and other factors may adversely affect the business, financial condition, results of operations or prospects of international steel companies. Mittal Steel has not, and currently does not intend to obtain, political risk insurance in any country in which it conducts its business.

Competition from other materials may have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects.

        In many applications, steel competes with other materials, such as aluminium (particularly in the automobile industry), cement, composites, glass, plastic and wood. Additional substitutes for steel products could adversely affect future market prices and demand for steel products.

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

Credit rating downgrades or similar events may affect Mittal Steel's financing cost and flexibility.

        Mittal Steel currently has investment grade credit ratings from three rating agencies. In the past its credit rating has been downgraded during periods of a cyclical downturn in the steel industry. Any decline in its credit rating will increase Mittal Steel's cost of borrowing, while downgrades to levels below investment grade may negatively affect its ability to obtain financing for its ongoing business needs as well as for acquisitions.

Disruptions to Mittal Steel's operations could adversely affect Mittal Steel's business, financial condition, results of operations or prospects.

        Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated failures or other events, such as fires or furnace breakdowns. Mittal Steel's manufacturing plants have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures or other events. Such disruptions could have an adverse effect on Mittal Steel's operations, customer service levels and financial results.

The income tax liability of Mittal Steel may substantially increase if the tax laws and regulations in countries in which it operates change or become subject to adverse interpretations or inconsistent enforcement or if the operating subsidiaries of Mittal Steel are unable to utilize certain tax benefits.

        Taxes payable by companies in many of the countries in which Mittal Steel operates are substantial and include value-added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes.

        Tax laws and regulations in some of the countries in which Mittal Steel operates may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and continuing budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties in the future, which could have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of some business decisions. This uncertainty could expose Mittal Steel to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden. See Note 13 to the Mittal Steel Consolidated Financial Statements.

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

        It is possible that taxing authorities in the countries in which Mittal Steel operates will introduce additional revenue raising measures. The introduction of any such provisions may affect the overall tax efficiency of Mittal Steel and may result in significant additional taxes becoming payable. Mittal Steel cannot offer any assurance that additional tax exposure will not arise or that any such additional tax exposure will not have a material adverse effect on its business, financial condition, results of operations or prospects.

        Mittal Steel may face a significant increase in its income taxes if tax rates and tax laws and regulations in the jurisdictions and treaties between jurisdictions in which it operates increase and/or are modified by regulatory authorities in an adverse manner. This may adversely affect Mittal Steel's cash flows, liquidity and ability to pay dividends. See "Item 5A—Operating and Financial Review and Prospects—Operating Results—Year Ended December 31, 2005 Compared to Year Ended December 31, 2004—Income Tax".

Mittal Steel may be unable to fully utilize its deferred tax assets.

        At December 31, 2005, Mittal Steel had $985 million recorded as deferred tax assets on its balance sheet. These assets can only be utilized if, and to the extent that, Mittal Steel's operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carryforwards and reverse the temporary differences before they expire. At December 31, 2005, the amount of future income required to recover Mittal Steel's deferred tax assets is approximately $4.0 billion at certain operating subsidiaries. Mittal Steel's ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. Consequently, Mittal Steel cannot assure you that it will generate sufficient taxable income to realize its deferred tax assets. If Mittal Steel generates lower taxable income than the amount it has assumed in determining the deferred tax assets, then additional valuation reserves will be required, with a corresponding charge against income.

Mittal Steel is subject to stringent environmental regulations that give rise to significant environmental costs and liabilities, including those arising from environmental remediation programs.

        Mittal Steel is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. For example, EU Directives, as well as any new or additional environmental compliance requirements that may arise out of the implementation by different countries of the Kyoto Protocol (United Nations Framework on Climate Change, 1992), may impose new and/or additional rules or more stringent environmental norms that steel companies may have to comply with. Compliance with these obligations may require additional capital expenditures or modifications in operating practices, particularly at steel companies operating in countries that have recently joined the European Union or are scheduled to join the European Union in the near future. The costs of complying with environmental regulatory or remediation obligations, including participation in the assessment and remediation of contaminated sites, could be significant and failure to comply could result in the assessment of civil and criminal penalties, the suspension of permits or operations, and lawsuits by third parties. In addition to the impact on current facilities and operations, these standards can give rise to substantial environmental liabilities with respect to divested assets and past activities.

        Currently, Mittal Steel is involved in a range of compliance actions and legal proceedings concerning environmental matters. All of these are legacy obligations arising from the acquisitions made. Mittal Steel is also conducting significant remedial activities at various facilities to address environmental liabilities as part of the settlement of these actions and in some cases in the absence of any governmental action. See Note 17 to the Mittal Steel Consolidated Financial Statements. Mittal Steel has established reserves for environmental remediation activities and liabilities. However, environmental matters cannot be predicted with certainty, and there can be no assurance that the reserved amounts will be adequate, especially in light of the potential for changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional activities not initially included in the remediation estimates, and the potential for Mittal Steel to be liable for remediation of other sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on Mittal Steel's financial position and results of operations.

        See "Item 4B—Information on the Company—Business Overview—Government Regulations—Environmental Regulations", and also "Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings".

        In addition, Mittal Steel has agreed to make certain capital expenditures related to environmental matters in connection with its acquisition of certain of its operating subsidiaries. Failure to comply with its commitments under these agreements could result in significant monetary penalties.

Natural disasters could significantly damage Mittal Steel's production facilities.

        Natural disasters could significantly damage Mittal Steel's production facilities and general infrastructure. In particular, Mittal Steel Lázaro Cárdenas's production facilities are located in Lázaro Cárdenas, Michoacan, Mexico and Mittal Steel Temirtau is located in the Karaganda region of the Republic of Kazakhstan, both of which are areas that have historically experienced earthquakes of varying magnitude. Extensive damage to either facility, or any other major production complexes, whether as a result of an earthquake or other natural disaster, could have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects.

Mittal Steel's insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.

        The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on Mittal Steel's business, financial condition, results of operations or prospects. Mittal Steel maintains insurance on property and equipment in amounts believed to be consistent with industry practices but it may not be fully insured against some business risks. Mittal Steel's insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. Under these policies, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms, are also covered. Each of the operating subsidiaries of Mittal Steel also maintains various other types of insurance, such as workmen's compensation insurance and marine insurance. Notwithstanding the insurance coverage that Mittal Steel and its subsidiaries carry, the occurrence of an accident that causes losses in excess of limits specified under the policy, or losses arising from events not covered by their insurance policies, could have a material adverse effect on Mittal Steel's business, financial condition, and results of operations or prospects.

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

        See "Item 4B—Information on the Company—Business Overview—Government Regulations".

Significant expenditures and senior management time may be required with respect to Mittal Steel's internal controls to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

        Section 404 of the Sarbanes-Oxley Act and the regulations of the Securities Exchange Commission ("SEC") thereunder, require senior executive and senior financial officers of Mittal Steel to assess on a regular basis the internal controls over financial reporting, evaluate the effectiveness of such internal controls and disclose any material weaknesses in such internal controls. Mittal Steel's external auditors will also be required to provide an attestation of management's evaluation, including with respect to entities acquired by Mittal Steel, some of which may have internal control weaknesses or deficiencies. In the event that Mittal Steel senior management or independent auditors determine that Mittal Steel's internal controls over financial reporting are not effective as defined under Section 404, investor perceptions of Mittal Steel may be adversely affected. The rules regarding management's report on internal controls and attestation will apply to Mittal Steel from the fiscal year ending December 31, 2006.

As Mittal Steel is a holding company with no revenue-generating operations, it depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future needs.

        As Mittal Steel is a holding company with no business operations of its own, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, and pay any cash dividends or distributions on its common shares. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries' ability to pay dividends.

        Since Mittal Steel is incorporated under the laws of The Netherlands it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries, recognizes gains from the sale of its assets or records share premium from the issuance of (new) common shares. See Note 11 to the Mittal Steel Consolidated Financial Statements.

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

Mittal Steel Overview

        Mittal Steel is the world's largest and most global steel producer with an annual production capacity of approximately 75 million tonnes. The Company is the largest steel producer in the Americas and Africa and the second largest in Europe. The Company has steel-making operations in 15 countries on four continents, including 31 integrated, mini-mill and integrated mini-mill steel-making facilities. At year-end 2005, we had approximately 224,000 employees.

        Mittal Steel produces a broad range of high-quality finished and semi-finished carbon steel products, encompassing the main categories of steel products (flat products, long products and pipes and tubes). Specifically, the Company produces hot-rolled and cold-rolled sheets, plates, electrogalvanized and coated steel, bars, wire rods, wire products, pipes, billets, blooms, slabs, tinplate, structural sections and rails. Mittal Steel sells these products in local markets and through our centralized marketing organization to customers in over 150 countries. The Company's products are used in a diverse range of end-markets, including the automotive, appliance, engineering, construction and machinery industries.

        Our steel-making operations have a high degree of geographic diversification. Almost 41% of our steel is produced in the Americas, with the balance being produced in Europe (38%) and in other countries, such as Kazakhstan, Algeria and South Africa (21%). We are further increasing our geographic production diversification. In September 2005, we completed the acquisition of a significant stake in Hunan Valin, an 8.5 million ton steel producer in China. In October 2005, we signed a memorandum of understanding to construct a 12 million tonne steel-making operation in Jharkhand, India. In November 2005, we completed the acquisition of a 93% stake in Kryvorizhstal (since renamed Mittal Steel Kryviy Rih), the largest carbon steel long products producer in Ukraine.

        We shipped approximately 27.4 million, 42.1 million and 49.2 million tons of steel in 2003, 2004 and 2005, respectively. Our shipments are well-balanced geographically and are also balanced as between developed and developing markets, which have different characteristics.

        We have access to high-quality and low-cost raw materials through our captive sources and long-term contracts. In 2005, on a pro forma basis after giving effect to the acquisition of ISG, approximately 56% of our iron ore requirements (of which we are one of the world's largest producers) and approximately 42% of our coal requirements were supplied from our own mines or from long-term contracts at many of our operating units. We are actively developing our raw material self-sufficiency, including through recent initiatives to gain access to iron ore deposits in Liberia and Senegal, and expanding Mittal Steel's existing iron ore sources in various parts of the world including Ukraine. We are one of the world's largest producers of coke, a critical raw material derived from coal, and we satisfy approximately 81% of our own coke requirements. We are the world's largest producer of direct reduced iron, or DRI, which is a scrap substitute used in the mini-mill steel-making process, with total production capacity of approximately 11 million tonnes. Our DRI production satisfies all of our mini-mill input requirements. Our facilities have good access to shipping facilities, including deep-water port facilities and railway sidings.

        In 2004, we generated sales of $22.2 billion, operating income of $6.1 billion and net income of $4.7 billion. In 2005, we generated sales of $28.1 billion, operating income of $4.7 billion and net income of $3.4 billion. At December 31, 2005, the Company had shareholders' equity of $10.2 billion, total debt of $8.3 billion and cash and cash equivalents, including short-term investments and restricted cash of $2.1 billion.

        Mittal Steel is a successor to a business founded in 1989 by Mr. Lakshmi N. Mittal, our Chairman and Chief Executive Officer. We have experienced rapid and steady growth since then largely through the consistent and disciplined execution of a successful consolidation-based strategy. We made our first acquisition in 1989, leasing the Iron & Steel Company of Trinidad & Tobago. Some of the principal acquisitions since then include Karmet (Kazakhstan) in 1995, Thyssen Duisburg (Germany) in 1997, Inland Steel (USA) in 1998, Unimetal (France) in 1999, Sidex (Romania) and Annaba (Algeria) in 2001, Nova Hut (Czech Republic) in 2003, BH Steel (Bosnia), Balkan Steel (Macedonia), PHS (Poland) and Iscor (South Africa) in 2004 and ISG (USA), Hunan Valin (China) and Kryvorizhstal (Ukraine) in 2005.

        We have proven expertise in acquiring companies and turning around under-performing assets. We believe that we have successfully integrated our previous key acquisitions by implementing a best practice approach in operations and management to enhance profitability. Specifically, our focused capital expenditure programs and implementation of improved management practices at the acquired facilities have resulted in overall increases in production and shipment of steel products, reductions in cash costs of production and increases in productivity. Mittal Steel's aggregate capital expenditures were approximately $421 million, $898 million and $1,181 million in the years ended December 31, 2003, 2004 and 2005, respectively.

        See also "Item 10B—Additional Information—Memorandum and Articles of Association—General."

        During 2005, the Company entered in two significant debt arrangements to facilitate its funding requirements for acquisitions and working capital requirements:

  •
  In April 2005, Mittal Steel finalized a $3.2 billion unsecured revolving credit facility (the "2005 Credit Facility"), of which $2.75 billion was drawn and outstanding as of December 31, 2005.

  •
  On October 19, 2005, Mittal Steel finalized a bridge finance facility (the "2005 Bridge Finance Facility") which was amended on November 2, 2005. The 2005 Bridge Finance Facility provides for two $1.75 billion term unsecured loan facilities, which were used to partially fund the acquisition of Kryvorizhstal. As of December 31, 2005, $3.5 billion was drawn under the 2005 Bridge Finance Facility.

        Some of Mittal Steel's recent acquisitions and investments since 2003 are described in more detail below.

  •
  In January 2003, Mittal Steel acquired an approximate 70% interest in Mittal Steel Ostrava, subject to the transfer of approximately 14% of such stake from the Czech Government at an agreed price, pending the Government obtaining clear title to these shares. The shareholding has been subsequently increased to approximately 85%. Mittal Steel Ostrava is the largest steel producer in the Czech Republic.

  •
  In July 2003, Mittal Steel acquired 70.8% of Tepro Iasi S.A. Iasi, now Mittal Steel Iasi, from the Authority for Privatization and Management of State Ownership of Romania. Subsequent to the swap of debt for shares in 2005, Mittal Steel currently has a 64% stake in the company with an option to purchase an additional 17.5%.

  •
  In December 2003, Mittal Steel acquired a 69.8% interest in Mittal Steel Roman. Mittal Steel Roman, located in Romania, is a downstream steel products manufacturer.

  •
  In March 2004, Mittal Steel acquired an approximate 69% interest in Mittal Steel Poland (which has since increased to approximately 74%) and has made a commitment to purchase an additional 25% interest by December 2007. Mittal Steel Poland, located in Poland, is one of the largest steel producers in Central and Eastern Europe.

  •
  In April 2004, Mittal Steel acquired an 80.9% interest in Mittal Steel Hunedoara which increased to 86.6% as a result of a debt to equity swap. Mittal Steel Hunedoara, located in Romania, is a downstream steel products manufacturer.

  •
  In April 2004, Mittal Steel entered into an arrangement with the government of Bosnia and Herzegovina, pursuant to which Mittal Steel acquired a 51% interest in the RZR Ljubija iron ore mines in Bosnia and Herzegovina.

  •
  In May 2004, Mittal Steel acquired a 44.5% interest (which has subsequently increased to 88.5%) in Mittal Steel Skopje (CRM) a.d. Mittal Steel Skopje (CRM) a.d. is located near Skopje, Macedonia.

  •
  In May 2004, Mittal Steel acquired a 56.8% interest (which has subsequently increased to 77.4%) in Mittal Steel Skopje (HRM) a.d. Mittal Steel Skopje (HRM) a.d. is located near Skopje, Macedonia.

  •
  In December 2004, Mittal Steel acquired a 51% interest in Mittal Steel Zenica in Bosnia from the Government of the Federation of Bosnia and Herzogovina and from the Kuwait Consulting & Investment Co., which increased to 92% in December 2005. In conjunction with the acquisition of the controlling interest in Mittal Steel Zenica, the Company irrevocably committed to purchase the remaining 8% interest in the total outstanding capital no later than 2009. Because these irrevocable commitments transfer operational and economic control of these remaining shares, it has been accounted for as an acquisition of the remaining shares, with a liability recorded equal to the fair value of the guaranteed payments. As of the acquisition date, the Company's total effective ownership percentage in Mittal Steel Zenica was 100%.

  •
  In December 2004, Mittal Steel acquired LNM Holdings from Mittal Steel S.à.r.l., an entity wholly owned by the Controlling Shareholder. Mittal Steel S.à.r.l. received 0.27931958 Mittal Steel class A common shares and 0.77068042 Mittal Steel class B common shares for each LNM Holdings common share, or, in the aggregate, 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal Steel class B common shares.

  •
  On April 15, 2005, Mittal Steel acquired ISG (now part of Mittal Steel USA) for a purchase price of approximately $2.1 billion in cash and 60,891,883 class A common shares, representing an aggregate purchase price of $4.0 billion, including estimated transaction costs and the settlement of ISG stock options. Mittal Steel funded the cash portion of the acquisition through cash on hand and from drawings under the 2005 Credit Facility. As part of the acquisition, Mittal Steel assumed a collective bargaining agreement that reduced the number of job classifications from over 30 found in historical labor agreements in the steel industry to five, eliminated previously restrictive work rules and provided other productivity enhancing changes.

  •
  In August 2005, Mittal Steel announced that it had entered into a Mining Development Agreement with the Government of Liberia. The agreement gives Mittal Steel access to iron ore deposits in Western Liberia. Mittal Steel expects expenditures of approximately $900 million during the lifetime of the project. This cost will cover development of the mines, related railway and port infrastructure and provides means for community development. On September 12, 2005, Mittal Steel announced that the Mining Development Agreement entered into with the Government of Liberia had been ratified by the Liberian Senate.

  •
  In September 2005, Mittal Steel announced that it had acquired a majority stake in Romportmet, a port facility located in Galati, Romania. Mittal Steel increased its shareholding in Romportmet to 90% through the acquisition of approximately 20 million shares. An additional 4.5% was purchased in December 2005.

  •
  On September 28, 2005, Mittal Steel acquired 36.67% of Hunan Valin from Hunan Valin Iron & Steel Group Co., Ltd., or the Valin Group, for a total consideration of $338 million. Hunan Valin is listed on the Shenzhen Stock Exchange and is one of the ten largest steel-makers in China with annual production capacity of 8.5 million tons. This investment provides Mittal Steel with an attractive platform for its future growth in the rapidly expanding Chinese market. As a result of publicly held outstanding convertible bonds being converted into shares, the shareholdings of both Mittal Steel and the Valin Group have been diluted to 29.49% and 30.29%, respectively, as of January 20, 2006.

  •
  On October 8, 2005, Mittal Steel announced that it had signed a Memorandum of Understanding with the Government in Jharkhand, India for the development of a mining and steel-making complex. Mittal Steel intends to undertake a Detailed Project Report ("DPR") within 18 months to identify the location of the steel plant, iron ore and coal mines and water sources. Once the DPR is completed and found acceptable to both Mittal Steel and the Government of Jharkhand, Mittal Steel expects to enter into definitive agreements.

  •
  On November 25, 2005, Mittal Steel acquired a 93% stake in Kryvorizhstal, the largest carbon steel long products producer in Ukraine and the nearby region, and associated iron ore and coal mining assets from the State Property Fund of Ukraine following a public auction for a total consideration of approximately $4.9 billion. The transaction was financed from Mittal Steel's own cash resources and 2005 Bridge Finance Facility. In 2005, Kryvorizhstal (since renamed Mittal Steel Kryviy Rih) had a liquid steel production of 7.6 million tons, and shipments of 6.8 million tons, and produced 17.6 million tonnes of iron ore. Mittal Steel expects to achieve at least $200 million of synergies through implementing improvements to the sales and marketing and procurement divisions.

  •
  In November 2005, an additional 2% of Mittal Steel South Africa was purchased, resulting in a total shareholding in Mittal Steel South Africa of just over 52%. Mittal Steel South Africa is the largest steel producer in Africa.

Recent Developments

  •
  On February 1, 2006, Mittal Canada Inc., a Canadian subsidiary of Mittal Steel Company N.V., completed the acquisition of three Stelco Inc. subsidiaries. The Norambar Inc. and Stelfil Ltée plants located in Quebec and the Stelwire Limited plant in Ontario were acquired at a cost of C$30 million (approximately $25 million). Mittal Canada also assumed C$28 million (approximately $23 million) in debt as part of the acquisition.

  •
  On January 30, 2006, the Company entered into an approximate $6 billion (€5 billion) credit agreement with a group of lenders to finance the cash portion of the offer for Arcelor along with related transaction costs.

  •
  On January 30, 2006, the Company entered into an approximate $3.6 billion (€3 billion) credit agreement with the same group of lenders to refinance the 2005 Bridge Finance Facility.

  •
  On January 27, 2006, Mittal Steel launched an offer to the shareholders of Arcelor. The offer values each Arcelor share at €28.21 which represents a 27% premium over the closing price (and an all-time high) on Euronext Paris of Arcelor shares as of January 26, 2006.

  •
  On January 26, 2006, Mittal Steel signed a Memorandum of Understanding with the Government of Senegal to explore the development and production of iron ore from the Faleme group of iron ore deposits.

  •
  On December 28, 2005, Mittal Steel Company N.V. announced that it was involved in discussions with Baotou Iron and Steel Group about a possible investment in this company.

B.    Business Overview

        Mittal Steel has a high degree of geographic diversification relative to other steel companies. During 2005, Mittal Steel shipped its products to customers in over 150 countries worldwide, with its largest markets in North America and Europe. Mittal Steel conducts its business through its operating subsidiaries. Most of these operations are strategically located with access to on-site deep water port facilities, which allow for cost-efficient import of raw materials and export of steel products. At the end of 2005, the number of Mittal Steel employees was approximately 224,000.

        See also Note 18 to the Mittal Steel Consolidated Financial Statements.

        The following table summarizes certain financial data relating to our operations in different geographic regions:

	Americas	Europe	Asia & Africa	Others & Elimination	Consolidated
	(amounts in $ millions)
Year Ended December 31, 2003
Sales	$4,072	$3,800	$2,275	$(580)	$9,567
Operating income	136	317	707	139	1,299
Depreciation	165	116	84	(34)	331
Capital expenditures	142	131	222	(74)	421
Total assets at December 31, 2003	$5,264	$4,185	$3,173	$(2,485)	$10,137
Year Ended December 31, 2004
Sales	$6,560	$9,905	$7,648	$(1,916)	$22,197
Operating income	1,583	1,965	2,399	199	6,146
Depreciation	185	297	212	(141)	553
Capital expenditures	130	289	560	(81)	898
Total assets at December 31, 2004	$6,479	$11,247	$7,246	$(5,819)	$19,153
Year Ended December 31, 2005
Sales	$12,467	$9,762	$7,683	$(1,780)	$28,132
Operating income	1,423	976	2,265	82	4,746
Depreciation	341	260	228	—	829
Capital expenditures	335	390	456	—	1,181
Total assets at December 31, 2005	$12,716	$16,648	$7,339	$(5,661)	$31,042

Products

        Mittal Steel has a high degree of product diversification relative to other steel companies. Its plants manufacture a broad range of finished and semi-finished carbon steel products of different specifications, including many difficult and technically sophisticated products, and sell these products to demanding customers for use in a number of high-end applications.

        Mittal Steel's principal products include:

  •
  direct reduced iron;

  •
  semi-finished flat products such as slabs;

  •
  finished flat products such as plates, hot and cold-rolled sheets and hot-dipped and electro-galvanized sheets and tinplate;

  •
  semi-finished long products such as blooms and billets;

  •
  finished long products such as bars, wire-rods, structural sections, rails and wire-products; and

  •
  seamless and welded pipe and tubes.

        The following table sets forth Mittal Steel's total production of direct reduced iron, and its total shipments of steel products for the year ended December 31, 2005:

	Americas	Europe	Asia & Africa	Total
Direct reduced iron production (thousand tonnes)(1)	6,408	438	1,475	8,321
Shipments of steel products (thousands tons)(1)	20,464	17,213	11,501	49,178

(1)
Includes all inter-company shipments.

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

Mini-Mills

        A mini-mill employs an electric arc furnace to directly melt scrap and/or scrap substitutes such as direct reduced iron, thus entirely replacing all of the steps up to and including the energy-intensive blast furnace. A mini-mill incorporates the melt shop, ladle metallurgical station, casting, and rolling into a unified continuous flow. Mini-mills are generally characterized by lower costs of production and higher productivity than integrated steel-makers. These attributes are due in part to the lower capital costs and lower operating costs resulting from the streamlined melting process and more efficient plant layouts of mini-mills. The quality of steel produced by mini-mills is primarily limited by the quality of the metallic raw materials used in liquid steel-making, which in turn is affected by the limited availability of high-quality scrap or virgin ore-based metallics for use in the electric arc furnaces. Mini-mills are substantially dependent on scrap, which in recent years has been characterized by price volatility, generally rising prices and limited availability from time to time.

Integrated Mini-Mills

        Integrated mini-mills are mini-mills that produce their own metallic raw materials consisting of high-quality scrap substitutes, such as direct reduced iron. Unlike most mini-mills, integrated mini-mills are able to produce steel with the quality of an integrated producer, since scrap substitutes such as direct reduced iron are derived from virgin iron ore, which has fewer impurities. The internal production of scrap substitutes as the primary metallic feedstock provides integrated mini-mills with a competitive advantage over traditional scrap-based mini-mills by insulating the integrated mini-mills from their dependence on scrap, which is generally more expensive and has been subject to price volatility, generally rising prices and limited availability from time to time. The internal production of metallic feedstock also enables integrated mini-mills to reduce handling and transportation costs. The high percentage use of scrap substitutes such as direct reduced iron also allows the integrated mini-mills to take advantage of periods of low scrap prices by procuring a wide variety of lower-cost scrap grades, which can be blended with the higher-purity direct reduced iron charge. Because the production of direct reduced iron involves the use of significant amounts of natural gas, integrated mini-mills are more sensitive to the price of natural gas than mini-mills using scrap.

Key Products

        Steel-makers primarily produce two types of steel products, flat and long. Flat products, such as sheet or plate, are produced from slabs. Long products, such as bars, rods and structural shapes, are rolled from blooms and/or billets.

Flat Products

        Slab. A slab is a semi-finished steel product obtained by the continuous casting of steel or rolling ingots on a rolling mill and cutting them into various lengths. A slab has a rectangular cross section and is used as a starting material in the production process of other flat products (e.g., hot-rolled sheet).

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

        Cold-Rolled Sheet.    Cold-rolled sheet is hot-rolled sheet that has been further processed through a pickle line, which is an acid bath that removes scaling from steel's surface, and then successively passed through a rolling mill without reheating until the desired gauge, or thickness, and other physical properties have been achieved. Cold-rolling reduces gauge and hardens the steel and, when further processed through an annealing furnace and a temper mill, improves uniformity, ductility and formability. Cold-rolling can also impart various surface finishes and textures. Cold-rolled steel is used in steel applications that demand higher surface quality or finish, such as exposed automobile and appliance panels, among other things. As a result, the prices of cold-rolled sheet are higher than the prices of hot-rolled sheet. Typically, cold-rolled sheet is coated or painted prior to sale to an end-user.

        Coated Sheet.    Coated sheet is generally cold-rolled steel that has been coated with zinc, aluminium or a combination thereof to render it corrosion-resistant and to improve its paintability. Hot-dipped galvanized, electro-galvanized and aluminized products are types of coated sheet. These are also the highest value-added sheet products because they require the greatest degree of processing and tend to have the strictest quality requirements. Coated sheet is used for many applications, often where exposed to the elements, such as automobile exteriors, major household appliances, roofing and siding, heating and air conditioning equipment, air ducts and switch boxes, as well as in certain packaging applications, such as food containers.

        Plates.    Plates are produced by hot-rolling either reheated slabs or ingots. The principal end uses for plates include various structural products such as for bridge construction, storage vessels, tanks, shipbuilding, line pipe, industrial machinery and equipment.

        Tinplate.    Tinplate is a light gauge cold-rolled, low-carbon steel usually coated with a micro-thin layer of tin. Tinplate is usually between 0.14 millimeters and 0.84 millimeters thick and offers particular advantages for packaging, such as strength, workability, corrosion resistance, weldability and ease in decoration. Food and general line steel containers are made from tinplate.

Long Products

        Billets/Blooms.    Billets and blooms are semi-finished steel products. Billets generally have square cross sections up to 155 millimeters × 155 millimeters, and blooms have square cross-sections generally greater than 155 millimeters × 155 millimeters. These products are either continuously cast or rolled from ingots and are used for further processing by rolling to produce finished products like bars and wire rod sections.

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

        Wire Products.    Wire products include a broad range of products produced by cold reducing wire rod through a series of dies to improve surface finish, dimensional accuracy and physical properties. Wire products are used in a variety of applications such as fasteners, springs, concrete wire, electrical conductors and structural cables.

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

        Rails.    Rails are hot-rolled from a reheated bloom. They are used mainly for railway rails but they also have many industrial applications, including rails for construction cranes.

Direct Reduced Iron

        Direct reduced iron is produced by a direct reduction process that removes the oxygen from iron ore without melting it. Direct reduced iron is used as feedstock for electric arc furnaces and is a high-quality substitute for scrap.

        In 2005, Mittal Steel was one of the world's largest producers of direct reduced iron with total production of 8.3 million tonnes. Direct reduced iron enables it to control the quality and consistency of its metallic input, which is essential to ensure uniform high quality of the finished products. Direct reduced iron has historically given Mittal Steel a cost advantage compared to scrap.

Raw Materials and Energy

        Mittal Steel's principal inputs are iron ore, coal, coke, scrap, hot metal, alloys, energy and industrial gases.

        Our strategy for the procurement of raw materials comprises:

  •
  pursuing the lowest prices available and lowest cost of ownership through aggregated purchasing and supply chain optimization;

  •
  acquiring captive sources of certain raw materials, in particular iron ore and coal;

  •
  exploiting our global purchasing reach; and

  •
  leveraging local cost advantages on a global scale.

        Mittal Steel secures iron ore supplies from its own mines and through long and short-term purchase agreements with certain iron ore suppliers. Its mines are located in Bosnia, Kazakhstan, Ukraine, the United States, Algeria and Mexico. There are also mines under development in Liberia. Mittal Steel has also entered into long-term contracts with certain iron ore suppliers in South Africa, Brazil, and in the United States. Iron ore from captive mines as well as those on long-term contracts fulfill a majority of the Company's iron ore requirements. Mittal Steel expects to increase its iron ore self-sufficiency by expanding its iron ore production capacity at its existing operations, including Liberia and the Ukraine.

        The remaining quantities of iron ore are procured through other contracts with both international and local suppliers. These contracts generally provide for the purchase prices to be negotiated annually based on market prices. Mittal Steel's principal international suppliers include Companhia Vale do Rio Doce and MineraAoes Brasileiras Reunidas S.A. in Brazil, Shougang Hierro Peru S.A. in Peru, Corporacion Venezolana de Guyana in Venezuela and Dofasco Inc. in Canada.

        The Company has its own coke-making facilities/subsidiaries in the United States, Poland, Kazakhstan, South Africa, Romania, Ukraine and the Czech Republic and through a joint venture agreement between Sun Coal Company and Primary Energy LLC and Mittal Steel Annaba. While Mittal Steel supplies substantially all of its own coke requirements, certain of Mittal Steel's operating subsidiaries buy coke from other sources to optimize cost savings from transport efficiencies and certain of its subsidiaries also sell excess coke at market prices to third parties. In the United States, Mittal Steel has access to both inland and coastal waterway systems, which enables it to more easily transport its coke requirements.

        Mittal Steel procures the majority of its scrap requirements locally to optimize transport costs. At its U.S. operations, there are no long-term scrap contracts available as all purchases are made in the spot market.

        Mittal Steel generally procures its electricity requirements from local, regulated utility companies at prices fixed by either contract or tariff. In the United States, however, a significant portion of its electricity requirements are also purchased from onsite generation owned by third parties. These cogeneration facilities utilize waste gases from Mittal Steel's blast furnaces to supplement its electrical power requirements and control its energy costs.

        Mittal Steel procures most of its natural gas requirements from the natural gas spot market or through short-term contracts entered into with local suppliers of natural gas with prices fixed by either contract or tariff based on spot market prices.

Marketing

        Mittal Steel's marketing strategy focuses on optimizing product mix profitability, developing in priority the domestic and natural markets of our business units, providing reliable product quality and delivery and efficient customer service.

        With the support of Mittal Steel's research centers we work with our customers on product development to meet their present and future requirements while utilizing Mittal Steel's assets in the most efficient and profitable manner. We focus our efforts on providing solutions to our customers to reduce their costs and becoming their preferred supplier of high-quality steel products.

        The majority of Mittal Steel's products are sold directly to customers through our own sales force. A portion is sold through intermediate international traders.

Shipping

        Mittal Shipping Limited ("Mittal Shipping") provides ocean transportation solutions to the Company's manufacturing subsidiaries and affiliates. It arranges transport for raw materials such as iron ore, coal, coke and scrap, and semi-finished and finished products. It has an office in London, a key hub of the global shipping business. Mittal Shipping arranged transportation for approximately 30 million tonnes of cargo in 2005.

        The Company has at its disposal dry cargo vessels (either owned or chartered), used mainly in transporting the Company's cargo. The Company has partnerships and joint ownership with reputable shipping companies and shipping pools.

        The Company is involved in setting and implementing a strategy to limit the exposure to the volatility of the shipping market by various hedging actions, including a mix of short and long-term charters.

Government Regulations

        See "Item 3D—Key Information—Risk Factors" and "Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings".

        Mittal Steel's operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is a discussion of the principal features of selected regulatory regimes that are or are likely to affect its operations.

Environmental Regulation

        The Company's operations are subject to a broad range of laws and regulations relating to protection of human health and environment at its multiple locations and operating subsidiaries. Previous owners of the Company's facilities expended in the past, and the Company expects to expend in the future, substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations.

        These laws include various United States federal statutes regulating the discharge or release of pollutants to the environment and the generation, handling, storage, transportation, treatment and disposal of waste material, including the Clean Air Act, Clean Water Act, the Resource Conservation and Recovery Act, or RCRA, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, also known as Superfund, the Safe Drinking Water Act and the Toxic Substances Control Act, as well as state and local environmental programs.

        For our operations in the European Union, a variety of EU Directives, as well as current and additional requirements that might arise out of the programs of different member states, can be expected to continue to impose expanding environmental obligations on our operations. EU Directive 2004/35/ EC of April 21, 2004 on Environmental Liability with Regard to the Prevention and Remedy of Environmental Damage, or the Environmental Liability Directive, provides for a program to establish liability for remediation of damage to and contamination of the environment. EU Directive 2003/87/ EC of October 13, 2003, or the Emissions Trading Directive, established a program under which member states are allowed to trade greenhouse gas emission allowances within the European Community, subject to certain conditions.

        For further details regarding environmental regulations and specific environmental regulatory proceedings involving the Company, see "Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings" and also Note 17 to the Mittal Steel Consolidated Financial Statements.

Foreign Trade

        Mittal Steel is an international operation with sales spanning many countries, and therefore, its businesses have significant exposure to the effects of trade actions and barriers. Various countries, including the United States, have previously instituted, or are contemplating the institution of, trade actions and barriers.

        Under international agreement and U.S. law, remedies are available to domestic industries where imports are "dumped" or "subsidized" and such imports cause material injury to a domestic industry. Dumping involves selling for export a product at a price lower than that at which the same or similar product is sold in the home market of the exporter, or where the export prices are lower than a value that typically must be at or above the full cost of production. Subsidies from governments (including, among other things, grants and loans at artificially low interest rates) under certain circumstances are similarly actionable. The remedy available is an antidumping duty order or suspension agreement where injurious dumping is found and a countervailing duty order or suspension agreement where injurious subsidization is found. When dumping or subsidization continues after the issuance of an order, a duty equal to the amount of dumping or subsidization is imposed on the importer of the product. Such orders and suspension agreements do not prevent the importation of product, but rather require either that the product be priced at an undumped level or without the benefit of subsidies or that the importer pay the difference between such undumped or unsubsidized price and the actual price to the U.S. government as a duty.

        In May of 2005, the U.S. Department of Commerce ("Commerce") and the U.S. International Trade Commission ("ITC") completed its sunset review of existing antidumping orders, countervailing duty orders and suspension agreements against hot-rolled carbon steel flat products from Brazil, Japan and Russia and determined that these remedies should be continued for another five years because revocation would likely lead to a continuation or recurrence of injury to the U.S. industry. In November of 2005, these agencies, in a similar sunset review, determined that the antidumping and countervailing duty orders against cut-to-length carbon steel plate imports from India, Indonesia, Italy, Japan and Korea should be continued for another five years but revoked the antidumping order against those imports from France. In July of 2005, Commerce and the ITC launched a sunset review of the antidumping order against tin mill imports from Japan, and, in November of 2005, began sunset reviews involving the antidumping order against carbon steel plate imports from Taiwan, the antidumping and countervailing duty orders against cut-to-length carbon steel plate imports from Belgium, Brazil, Finland, Germany, Mexico, Poland, Romania, Spain, Sweden and the United Kingdom, and the antidumping and countervailing duty orders against corrosion-resistant carbon flat imports from Australia, Canada, France, Germany, Japan and Korea. Also, in November of 2005, the U.S. steel wire rod industry filed an antidumping petition against carbon and steel wire rod imports from China, Germany, and Turkey, triggering an investigation. Actions taken by trade authorities in connection with these matters could result in the assessment of increased levies or customs duties on future export sales into the United States, and/or increase the supplies of steel into the United States, and, in either case, negatively impact future profit margins.

        Exports of steel products manufactured by Mittal Steel Temirtau require licenses from the Ministry of Industry and Trade of the Republic of Kazakhstan. Exports of steel products by Mittal Steel Galati to the European Union require licenses from the Ministry of Industry and Trade of the Republic of Romania. Mittal Steel Annaba is required to domicile, or submit for registration, export contracts with the Central Bank of Algeria.

State Aid

        Under European Community law, any form of state aid (non-commercial state support including, for example, cash payments or the exemption from taxes) is generally prohibited unless approved by the European Commission (article 87 and 88 EC Treaty). Aid that has been granted contrary to European Community law must in general be recovered from the aid beneficiary by the member state that granted it. The general state aid rules of the European Community are applicable to steel products, and there are specific rules applicable to the steel industry. Mittal Steel's operating subsidiaries located in the European Union are subject to state aid rules.

        Before the recent enlargement of the European Community in 2004, the European Community (and its member states) had concluded "Europe Agreements" with certain Central and Eastern European countries with a view of facilitating the subsequent accession of these countries to the European Union. These agreements contain rules that extended the substantive state aid rules to such future member states. However, the Europe Agreements provided for separate state aid rules for the steel sector, which allowed, under specific conditions and for a limited period of time, aid for the restructuring of the national steel industry of the Central or Eastern European country.

        The regime governing public aid to the steel sector under the Europe Agreements was further implemented, and to some extend modified, as part of the transitional arrangements that were negotiated in the framework of the accession of ten Central or Eastern European countries (including the Czech Republic and Poland) to the European Union on May 1, 2004, and Romania's expected accession to the European Union in 2007. The transitional arrangements became part of the respective treaty of accession to the European Union.

        The transitional arrangements for each of the Czech Republic, Poland and Romania allow restructuring aids granted prior to the date of accession to certain steel undertakings (known as benefiting companies) if certain conditions are met. In particular, they impose restrictions on benefiting companies, the total amounts of aid (including limits for each benefiting company), and the time periods during which such aid can be granted, and require certain capacity reductions for finished products to be achieved within a specific time-frame. Moreover, the transitional arrangements provide that restructuring aid to benefiting companies is subject to national restructuring plans and individual business plans approved by the Council of Ministers of the European Union. Benefiting companies are also subject to certain rules concerning the merger with, or the taking-over of assets of, non-benefiting companies.

        Certain of Mittal Steel's operating subsidiaries located in Central and Eastern Europe—Mittal Steel Ostrava (former Nova Hut a.s.), Mittal Steel Poland (former Polskie Huty Stali S.A.), Mittal Steel Galati (former Ispat Sidex Galati) and Mittal Steel Hunedoara (former Siderurgica Hunedoara)—are benefiting companies subject to these transitional arrangements.

Foreign Exchange

        South African operations are subject to Exchange Controls that are enforced by the Central Bank. Prior approval is required for foreign funding, hedging policies, and offshore investments. Import payments are monitored by the Central bank, and export receipts are subject to certain restrictions relating to the tenure for which these receipts may be held in foreign currencies. These restrictions have historically not had a significant impact on the operations of Mittal Steel South Africa.

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

        The Algerian foreign currency market is regulated by the Central Bank of Algeria. Exchange control regulations do not permit capital account convertibility with a few exceptions involving Algerian companies investing in overseas projects. Currency outflows on current account, while freely permitted for import of goods, are subjected to controls for payments for service contracts. Dividend repatriation is permitted on overseas capital investments. Algerian companies are restricted from investing their cash surplus overseas. All overseas remittances have to be made through the Central Bank. Exporters are permitted to retain 50% of the proceeds in foreign currency accounts out of which 10% can be utilized freely and the balance can be utilized with certain restrictions. Hedging of currencies is tightly regulated and restricted.

        Ukraine has an extensive legislative framework in the area of currency control and financial instruments that governs all aspects of transactions in local and foreign currency. The main regulatory body of the government is the National Bank of Ukraine ("NBU"), which has wide regulatory powers in this field. At present, the NBU maintains the Hryvnia in a narrow range against the U.S. dollar. Export of capital from Ukraine, offshore investments, and purchase of foreign currency by Ukrainian companies are heavily regulated and may be done provided the grounds for such types of transactions are in line with the requirements and within the limits provided by the NBU regulations.

Legal and Arbitration Proceedings

        See "Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings" and Note 17 to Mittal Steel Consolidated Financial Statements.

Management

        The Chairman and Chief Executive Officer of Mittal Steel is Mr. Lakshmi N. Mittal. Mr. Mittal's vision and his ability to guide Mittal Steel in its formulation and execution of appropriate business strategies to meet the challenges of an increasingly dynamic industry and business environment, have helped Mittal Steel to emerge as a world leader in the steel industry, with a global manufacturing and marketing presence.

        For the purposes of global strategy formulation, planning and central functions, the global operations of Mittal Steel are divided into three regions: the Americas, Europe and Asia & Africa. Operating subsidiaries in each of the regions have their own manufacturing, engineering and commercial organizations and operate as profit centers within the framework of Mittal Steel's global and regional business strategies.

        Within corporate and, where appropriate, regional management there are specialized and experienced executives in fields such as finance, marketing, procurement, operations, shipping, human resources, communications, internal assurance, health and safety, information technology, strategic planning, continuous improvement, technology and law.

Knowledge Management Program

        Knowledge sharing has been an integral part of Mittal Steel's management philosophy and approach since the time of its first acquisition. The Company implements a Knowledge Management Program ("KMP"), which aims to develop, share and utilize the knowledge and experience of Mittal Steel management and employees in order to accelerate improvement in business performance. This programme covers all key functional areas such as procurement, finance, health and safety, and marketing, as well as the main steel producing and processing steps. The KMP includes detailed benchmarking, technical meetings, and inter-plant expert and operational support to drive improvement. It allows each business unit to benefit from the scale and reach of Mittal Steel's global presence and to have access to the best practices and expertise in the Company. Mittal Steel believes the KMP provides a differentiating advantage to its performance by contributing to reduced procurement and conversion costs and enhanced productivity and profitability.

C.    Organizational Structure

        Mittal Steel is a holding company with no business operations of its own. All of Mittal Steel's significant operating subsidiaries are wholly or majority owned by Mittal Steel, indirectly through intermediate holding companies. The following chart represents the current operational structure including Mittal Steel's significant operating subsidiaries, and not the legal or ownership structure of Mittal Steel.

        The following table sets forth the registered office of each significant operating subsidiary of Mittal Steel.

Subsidiary	Registered Office	Percentage ownership
Americas
Mittal Steel USA Inc.	4020 Kinross Lakes Parkway Richfield OH 44286-9000 USA	100%
Mittal Steel Lázaro Cárdenas S.A. de C.V.	Fco. J. Mujica No. 1-B Apartado Postal No. 19-A Cd. Lázaro Cárdenas, Michoacan C.P. 60950 Mexico	100%
Mittal Canada Inc.	4000 route des Aciéries Contrecoeur (Québec) J0L 1C0 Canada	100%
Mittal Steel Point Lisas Ltd.	Mediterranean Drive Point Lisas Couva Trinidad and Tobago	100%
Europe
Mittal Steel Gandrange S.A.	B.P. 3 57360 Amneville France	100%
Tréfileurope S.A.	25 bis, avenue de Lyon BP 96 01000 Bourg-en-Bresse, France	100%
Mittal Steel Hamburg GmbH	Dradenaustrasse 33 D-21129 Hamburg Germany	100%
Mittal Steel Ruhrort GmbH(1)	Vohwinkelstrasse 107 D-47137 Duisburg Germany	100%
Mittal Steel Hochfeld GmbH(1)	Wörthstrasse 125 D-47053 Duisburg Germany	100%
Mittal Steel Poland S.A.	Ul Chorzowska 50 40-121 Katowice Poland	99	%(2)

Mittal Steel Galati S.A.	Strada Smardan nr. 1 800.698 Judetul Galati Romania	100%
Mittal Steel Ostrava a.s.	Vratimovska 689 Ostrava 7 Ostrava-Kuncice Czech Republic	85	%(2)
OJSC Mittal Steel Kryviy Rih	1 Ordzhonikidze Street Kryviy Rih 50095 Dnepropetrovsk Oblast Ukraine	93%
Asia & Africa
JSC Mittal Steel Temirtau	Lenin Avenue 1 472319 Temirtau City Kazakhstan	100%
Mittal Steel Annaba Spa	Sidi Amar El-Hadjar Complex B.P. 2055 Annaba 2300 Algeria	70%
Mittal Steel South Africa Ltd.	Delfos Boulevard Vanderbijlpark, 1911 South Africa P.O. Box 2 Vanderbijlpark, 1900 South Africa	52%

(1)
Mittal Steel Ruhrort and Mittal Steel Hochfeld are collectively described as Mittal Steel Duisburg.

(2)
Represents the percentage of shares to which Mittal Steel has title or that are subject to an executed agreement providing for their transfer to Mittal Steel at a fixed price and future date.

D.    Property, Plant and Equipment

        Mittal Steel's principal operating subsidiaries in the Americas are Mittal Steel USA (formed by the combination of Ispat Inland and Mittal Steel USA ISG), Mittal Canada, Mittal Steel Lázaro Cárdenas, and Mittal Steel Point Lisas; in Europe are Mittal Steel Hamburg, Mittal Steel Duisburg, Mittal Steel Gandrange, Tréfileurope, Mittal Steel Poland, Mittal Steel Ostrava, Mittal Steel Galati and Mittal Steel Kryviy Rih; and in the Asia & Africa region are Mittal Steel Temirtau, Mittal Steel South Africa and Mittal Steel Annaba. In addition, Mittal Steel conducts operations through other subsidiaries and affiliates, including various upstream/downstream facilities in the Americas, Europe and Asia & Africa regions. All of its operating subsidiaries are substantially owned by Mittal Steel through intermediate holding companies.

        Certain of Mittal Steel's assets are encumbered in favor of its lenders. See Notes 8 and 9 to the Mittal Steel Consolidated Financial Statements.

AMERICAS

Mittal Steel USA

General

        Following the acquisition of ISG, Mittal Steel is now the largest steel producer in North America, with a raw steel production capacity of approximately 35 million tons. Ispat Inland and Mittal Steel USA ISG, forming Mittal Steel USA, on a pro forma basis after giving effect to the acquisition of ISG, had combined sales of approximately $12.2 billion and combined steel shipments of approximately 18.8 million tons in 2005. Mittal Steel USA is comprised of 14 major production facilities.

        Mittal Steel USA's steel operations consist of six integrated steel-making plants, one basic oxygen furnace/compact strip mill, four electric arc furnace plants and four finishing plants. Mittal Steel USA owns all or substantially all of each plant. Mittal Steel USA also owns interests in various joint ventures that support these facilities, as well as numerous raw material, railroad and transportation assets.

        Mittal Steel USA's main operations include integrated steel-making plants at Indiana Harbor, Burns Harbor, Sparrows Point, Cleveland, Weirton and Riverdale. The three electric furnace plants include Coatesville, Steelton and Georgetown. The four finishing plants include Conshohocken, Lackawanna, Hennepin and Columbus Coatings.

        Mittal Steel USA's two Indiana Harbor facilities, located about 20 miles southeast of Chicago, Illinois, are capable of producing hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and bar products for use in automotive, appliance, service center, tubular, strip converters and contractor applications. Mittal Steel USA's Burns Harbor facility, located approximately 50 miles southeast of Chicago, produces hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and steel plate for use in automotive, appliance, service center, construction and shipbuilding applications. Mittal Steel USA's Sparrows Point facility, located on the Chesapeake Bay near Baltimore, Maryland, produces hot-rolled sheet, cold-rolled sheet, galvanized and Galvalume sheets and tin plate. Sparrow Point's location on the Chesapeake Bay makes it the only domestic integrated steel mill with direct ocean access, providing a deep-water port and the capability to ship products and receive raw materials by ship, thereby reducing freight costs.

        Mittal Steel USA operates a number of facilities on the Cuyahoga River in Cleveland, Ohio. The Cleveland facilities include blast furnaces, slab casters, ladle metallurgy and vacuum degassing facilities, a hot-strip mill, cold reducing mill, temper mill and a batch anneal shop. In addition, Mittal Steel USA's regional coke battery, the Warren Coke Battery, supplies approximately 40% of Cleveland's coke needs. Mittal Steel USA's Weirton, West Virginia facility is a significant producer of tin mill products. Located in Georgetown, South Carolina, the Georgetown plant has the capability to produce high-quality wire rod products, which are used to make low carbon fine wire drawing, wire rope, tire cord, high-carbon machinery, and upholstery springs. The facility has a DRI plant that can produce up to 550,000 net tons per year, as well as deep water access allowing for the facility to receive ships.

        Mittal Steel USA also owns interests in various joint ventures that support its facilities, as well as raw material (including iron ore) and railroad assets. These joint ventures include, among others: (i) I/N Tek, a partnership in which a subsidiary of Mittal Steel USA owns a 60% interest, has a 1.7 million ton annual production capacity cold-rolling mill on approximately 200 acres of land, which it owns in fee, located near New Carlisle, Indiana; (ii) I/N Kote, a partnership in which a subsidiary of Mittal Steel USA owns a 50% interest, has a one million ton annual production capacity steel galvanizing facility on approximately 25 acres of land, which it owns in fee, located adjacent to the I/N Tek site; (iii) PCI Associates, or PCI, a partnership in which a subsidiary of Mittal Steel USA owns a 50% interest, has a pulverized coal injection facility on land located within the Indiana Harbor Works. Mittal Steel USA leases PCI Associates the land upon which the facility is located; and (iv) Hibbing

Taconite Company, located in Hibbing, Minnesota, in which Mittal Steel USA owns a 62.3% interest, which has iron ore reserves and operates mines and a pelletizing plant.

        Mittal Steel USA also has research and development facilities in East Chicago, Indiana.

Production Facilities

        The following table sets forth a general description of Mittal Steel USA's principal production units:

Facility	Capacity (per year)	Production in 2005(1)
3 coke batteries	2.2 million MT	1.8 million MT
4 sinter plants	7.7 million MT	5.9 million MT
12 blast furnace	21.9 million MT	15.2 million MT
19 blast oxygen furnace	31.3 million ST	19.2 million ST
5 electric arc furnace	3.7 million ST	2.4 million ST
14 slab casters	28.0 million ST	18.6 million ST
3 bar casters	2.9 million ST	1.5 million ST
7 hot mills	27.2 million ST	17.0 million ST
6 plate mills	4.9 million ST	1.6 million ST
2 bar mills	1.6 million ST	893,000 ST
4 finish bar	1.4 million ST	686,000 ST
12 cold mills	15.9 million ST	9.0 million ST
17 galvanize	5.7 million ST	3.4 million ST
7 tin / chrome	2.1 million ST	941,000 ST

(1)
Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

Products

        Mittal Steel USA produces and sells a wide range of products, including hot-rolled, cold-rolled and coated and galvanized steel sheets, as well as tin mill products and carbon and alloy plates. Mittal Steel USA principally serves the automotive, appliance, transportation, machinery and construction markets.

Mittal Canada

General

        Mittal Canada is the fourth largest steelmaker in Canada, based on 2005 shipments of approximately 1.5 million tons of finished steel products. Mittal Canada is currently the only Canadian steelmaker utilizing internally produced direct reduced iron as the primary raw material for steel-making.

Production Facilities

        Mittal Canada's facilities are located in the Province of Quebec on approximately 1,050 acres of land in Contrecoeur, 100 acres in Longueuil and 23 acres in Montreal. The following table sets forth a general description of Mittal Canada's principal production facilities.

Facility	Capacity (per year)	Production in 2005(1)
2 direct reduced iron plants	1.6 million MT of DRI	591,000 MT
2 electric arc furnaces	1.8 million ST of liquid steel	1.7 million ST
1 continuous slab caster	900,000 ST of slabs	797,000 ST
1 six-strand billet caster	900,000 ST of billets	786,000 ST
Hot strip mill	683,000 ST of hot bands	657,000 ST
Pickling line	470,000 ST	440,000 ST
2 cold-rolling mills	470,000 ST	391,000 ST
19 annealing furnaces	330,000 ST	281,000 ST
1 temper mill	330,000 ST	257,000 ST
2 rod and bar mills	860,000 ST of rods and bars	708,000 ST
1 pipe mill	109,000 ST of pipe	76,500 ST

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

        The Contrecoeur works have direct access to a water terminal, owned by the Port of Montréal, with docks on the south shore of the St. Lawrence River, through which iron ore is received and steel products may be shipped. The St. Lawrence River is accessible by ship for most of the year, although shipping costs rise in the winter months when icebreakers are needed. As a result, during the fall months, iron ore is stockpiled for use during the coldest months of the year. Scrap is shipped by truck or rail. All plants have railway access, with the exception of the Longueuil plant.

Mittal Steel Lázaro Cárdenas

General

        Mittal Steel Lázaro Cárdenas, which produces slabs exclusively, is the largest steel producer in Mexico, and is the world's largest supplier of slabs to the merchant market. It has raw steel production capacity of 4.4 million tons and in 2005, it shipped 3.9 million tons of slabs. Mittal Steel Lázaro Cárdenas operates a pelletizer plant, two direct reduced iron plants, electric arc furnace-based steel-making plants and continuous casting facilities. Mittal Steel Lázaro Cárdenas has advanced secondary metallurgical capabilities, including ladle refining, vacuum degassing and calcium silicon injection, which permit it to produce higher quality slabs that are used for specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries.

        Mittal Steel Lázaro Cárdenas's production facilities are located on 1,075 acres adjacent to a major deep water port in Lázaro Cárdenas, Michoacan, Mexico, through which most of its slabs are shipped for export and its raw materials are received. The port includes a metals and minerals wharf with three berths, operated by our joint venture, Corporacion del Balsas, S.A. de C.V., or Corporacion del Balsas,

under a concession from the Mexican government, which expires in 2014, and a multipurpose terminal berth operated by Mittal Steel Lázaro Cárdenas, which currently accepts vessels up to Handymax size. Mittal Steel Lázaro Cárdenas operates the multipurpose terminal berth under a concession from the Mexican government, which expires in 2010.

        During 2003, Mittal Steel Lázaro Cárdenas received re-certification for QS 9000 through 2006 (previously obtained in 1999 and valid through 2003) and holds several certifications for manufacturing customer specific shipbuilding grades of steel. In 2005, the works for transition QS-9000 to ISO/TS-16949 were started. Some of the value-added products developed were heat-treatment grades for plate manufacturing, oil country tubular goods, high chromium grade for oil exploration applications and also for the gas transportation industry. Mittal Steel Lázaro Cárdenas (through an affiliate) has constructed an oxygen gas plant, in which it invested $13.1 million and which is operational since May 2005. Since its inception, Mittal Steel Lázaro Cárdenas has been an export-focused company. In 2005, approximately 69% of Mittal Steel Lázaro Cárdenas's slabs were exported to finished steel product manufacturers in China, Korea, Germany, Romania, France, and the United States.

        In addition to its core steel-making facilities, Mittal Steel Lázaro Cárdenas holds a 50% equity interest in Pena Colorada, an iron ore mining and pelletizing company which has the capacity to produce 4.0 million tonnes of pellets, of which Mittal Steel Lázaro Cárdenas's share is 50%. Mittal Steel Lázaro Cárdenas also has strategic interests in several other ancillary companies, which provide significant benefits. These include:

  •
  a 50% interest in Corporacion del Balsas, S.A. de C.V., which manages captive port facilities for handling raw materials;

  •
  a 50% interest in Servicios Siderurgicos Integrados, S.A. de C.V., which provides various products such as industrial gas and services to Mittal Steel Lázaro Cárdenas; and

  •
  a 50% interest in Cal del Balsas, S.A. de C.V., which produces lime products.

Production Facilities

        The following table sets forth a general description of Mittal Steel Lázaro Cárdenas's principal production units:

Facility	Capacity (per year)	Production in 2005(1)
Pelletizer plant	4.0 million MT of pellets	3.6 million MT
Direct reduced iron plant—HYL	2.4 million MT of DRI	2.1 million MT
Direct reduced iron plant—Midrex	1.7 million MT of DRI	1.7 million MT
4 electric arc furnaces	4.4 million ST of liquid steel	4.0 million ST
2 continuous casters	4.2 million ST of slabs	3.9 million ST
Thermal power station	40 megawatts-two 20 megawatt units	80.44 million kwh

(1)
Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

Products

        Mittal Steel Lázaro Cárdenas slabs are purchased both by steel manufacturers without primary steel-making facilities and by steel manufacturers with either a temporary or permanent reliance on external sources for a portion or all of their needs. Mittal Steel Lázaro Cárdenas's product line mainly caters to high-end applications of its customers.

        Mittal Steel Lázaro Cárdenas utilizes direct reduced iron as its primary metallic input for virtually all of its production.

Mittal Steel Point Lisas

General

        Mittal Steel Point Lisas, located in Trinidad and Tobago, is the largest steelmaker in the Caribbean, based on 2005 shipments of 796,000 tons of steel products and has raw steel production capacity of 1 million tons. Mittal Steel Point Lisas is also a significant producer, exporter, and user of direct reduced iron.

        Mittal Steel Point Lisas operates direct reduced iron plants, an electric arc furnace-based steel-making plant, continuous casting facilities and a high-speed rolling mill.

Production Facilities

        Mittal Steel Point Lisas facilities are located on approximately 260 acres at the Point Lisas Industrial Complex in Point Lisas, Couva, Trinidad and Tobago. Mittal Steel Point Lisas leases the property on which the facilities are located from the Point Lisas Industrial Port Development Company (the "PLIPDECO"). The lease expires in 2038. The following table and discussion set forth a general description of Mittal Steel Point Lisas' principal production facilities.

Facility	Capacity (per year)	Production in 2005(1)
2 direct reduced iron plants	2.7 million MT of DRI	2.1 million MT
2 electric arc furnaces	1.0 million ST of liquid steel	818,000 ST
2 continuous casters	960,000 ST of billets	785,000 ST
1 rod mill	772,000 ST of wire rods	520,000 ST

(1)
Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

        Mittal Steel Point Lisas's production facilities are located adjacent to a dedicated deep water dock facility near the waterfront of the Gulf of Paria. Mittal Steel Point Lisas operates the facility, which is leased from National Energy Corporation of Trinidad and Tobago Limited through 2015, for the receipt and dispatch of various raw materials, consumables and finished products. The berth of the dock facility has a service length of about 450 yards and a depth of 42 feet. The primary imported materials received at the dock are iron ore pellets and limestone.

Products

        Mittal Steel Point Lisas produces wire rods for use in a wide range of industrial applications, including the manufacture of welding electrodes, cables, chains, springs, fasteners, wire strands and wire ropes, pre-stressed concrete strands, tire beads, as well as in the construction industry. In 2005, substantially all of Mittal Steel Point Lisas's wire rod shipments were exported, primarily to steel fabricators in South and Central America, the Caribbean and the United States. Mittal Steel Point Lisas is also a significant producer, exporter, and user of direct reduced iron.

EUROPE

Mittal Steel Hamburg

General

        Mittal Steel Hamburg operates the only integrated mini-mill in Europe. Mittal Steel Hamburg operates a DRI plant, an electric arc furnace-based steel-making plant, continuous casting facilities and a high-speed rolling mill. These facilities use advanced processing techniques such as a high pressure intensive cooling process by which liquid steel is cooled in the continuous casting machine. Mittal Steel Hamburg's wire rods are sold to customers principally in Germany, other European Union countries and the Far East.

        In addition, Mittal Steel Hamburg owns Kent Wire Ispat Ltd. (Mittal Steel Kent Wire Ltd.), a leading producer of wire mesh fabric in the United Kingdom. Mittal Steel Hamburg also has a 33% stake in West Falishe Drahtindustrie GMBH ("WDI"), the largest wire drawing company in Germany.

Production Facilities

        Mittal Steel Hamburg's facilities are located on 145 acres on the Elbe River in Hamburg, Germany. Mittal Steel Hamburg leases the property on which the production and port facilities are located from the City of Hamburg pursuant to a lease expiring in 2013, which is renewable for an additional 15-year term. Most of Mittal Steel Hamburg's raw material imports and steel products are shipped through a dedicated deep-water port facility situated on the Elbe River adjacent to its production complex in Hamburg, Germany. The following table sets forth a general description of Mittal Steel Hamburg's principal production facilities:

Facility	Capacity (per year)	Production in 2005(1)
1 DRI plant	600,000 MT	438,000 MT
1 electric arc furnace	1.2 million ST	907,000 ST
1 continuous caster (billet)	1.2 million ST	899,000 ST
1 wire rod mill	1 million ST	723,000 ST

(1)
Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

Products

        Mittal Steel Hamburg is one of Germany's largest producers of wire rods. The product range includes wire rods for applications such as springs, piano strings and aircraft cable as well as small quantities of DRI (the company operates one of the first two DRI plants ever built) and billets. Export to non-Western European countries accounts for 25% of sales. Mittal Steel Hamburg's subsidiary, Mittal Steel Kent Wire Ltd., is a leading producer of fabric reinforcement in the UK.

Mittal Steel Duisburg

General

        Mittal Steel Duisburg uses basic oxygen furnace technology to produce semi-finished blooms and billets. Mittal Steel Duisburg transforms purchased hot metal into low residual steel in the converter shop using secondary metallurgy equipment, including a ladle furnace and vacuum degassing equipment.

Production Facilities

        Mittal Steel Duisburg has two production facilities (Mittal Steel Ruhrort and Mittal Steel Hochfeld) located on approximately 613 acres in Duisburg, Germany. Mittal Steel Duisburg's plant contains a continuous bloom caster using the soft reduction process which enables us to produce higher quality blooms. The following table sets forth a general description of Mittal Steel Duisburg's principal production facilities:

Facility	Capacity (per year)	Production in 2005(1)
2 basic oxygen furnaces	1.7 million ST	1.4 million ST
2 continuous casters (blooms and billets)	1.6 million ST	1.4 million ST
1 billet rolling mill	773,000 ST	762,000 ST
1 wire rod mill	704,000 ST	511,000 ST

(1)
Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

        On February 22, 2005, Mittal Steel Ruhrort signed an agreement with ThyssenKrupp Stahl AG for the purchase of between 1.3 million tonnes and 1.5 million tonnes of pig iron each year, for a 20 year-term commencing October 2007. This agreement extends an existing supply agreement between the parties under which Mittal Steel Ruhrort agreed to purchase from ThyssenKrupp Stahl AG 1.3 million tonnes of pig iron each year until September 2007.

Products

        Mittal Steel Ruhrort has been an important steelmaking site in Germany for over 140 years. Today, it specializes in high-quality steel grades, which it supplies as continuous cast blooms or rolled billets. Mittal Steel Ruhrort exports 25% of sales to non-Western European countries. Mittal Steel Hochfeld is one of Germany's largest producers of high-quality wire rods. The company's modern and efficient rod mill currently manufactures high-quality products such as tire cord, free cutting steel, cold heading steel, spring steel, welding wire, roller bearing steel and low carbon steel. Mittal Steel Hochfeld exports 10% of sales to non-Western European countries.

Mittal Steel Gandrange

General

        Mittal Steel Gandrange is one of the largest wire rods and bars producer in France, with 2005 shipments of approximately 882,000 tons of steel products. Mittal Steel Gandrange manufactures a wide range of high-quality billets, bars and rods in coils such as tire cord, free-cutting, cold heading, forging, springs, pre-stressed concrete wire and other wire drawing qualities. Mittal Steel Gandrange operates a twin-shell design DC electric arc furnace using the cost-effective "single convert" route of steelmaking.

        In addition, Mittal Steel Gandrange also owns SMR, France, one of the leading producers of bright bars in Europe. SMR has an annual capacity of 120,000 tons of bright bars.

Production Facilities

        Mittal Steel Gandrange's facilities are located on 678 acres in Gandrange, France and 8 acres in Schifflange, Luxembourg. Mittal Steel Gandrange's location provides proximity to its core markets in France, Germany and the Benelux countries. The following table sets forth a general description of Mittal Steel Gandrange's principal production facilities:

Facility	Capacity (per year)	Production in 2005(1)
1 electric arc furnace	1.8 million ST	956,000 ST
2 continuous casters (blooms and billets)	2.2 million ST	914,000 ST
1 billet rolling mill	1.1 million ST	379,000 ST
1 bar and coil mill	661,000 ST	368,000 ST
1 wire rod mill	1.1 million ST	458,000 ST

(1)
Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

Products

        Mittal Steel Gandrange is one of Europe's leading producers of wire rod. It produces a large range of long products, including wire rod, bars and billets of various sizes, for a variety of applications in the automotive, construction and engineering industries. Its products are marketed principally to customers in the primary processing industries for highly diverse uses—such as wire drawing, cold heading, bright drawing, tire reinforcement, forging, springmaking, shock absorbers and free cutting.

Tréfileurope

General

        In 2005 Tréfileurope had 0.3 million ST of shipments. Tréfileurope is in the wire drawer business and manufactures a wide range of steel wires and ropes for use in industrial applications including automotive and clutch springs, armoring wires for flexible off-shore pipes, elevator ropes, aerial and ski-lift cables, hoisting and fishing, pre-stressed concrete wires, domestic appliances, window fasteners, wind screen wipers, bolts, nuts and nails. Tréfileurope operates 9 production mills, 7 in France and 1 each in Belgium and Italy, all of which are ISO 9001 or 9002 certified.

Production Facilities

        Tréfileurope's facilities are located in France on 37.5 acres in Bourg en Bresse, 32.5 acres in Lens, 37.5 acres in Commercy, 32.5 acres in Marnaval, 35 acres in Ste. Colombe, 5 acres in Perigueux and 10 acres in Manois. Facilities are also located on 22.5 acres in Belgium and 7.5 acres in Italy. The following table sets forth a general description of Tréfileurope's principal production facilities:

Facility	Capacity (per year)	Production in 2005(1)
Bourg en Bresse and Lens (wire drawing, stranding and closing, pickling, galvanizing, oil tempering/quenching lines)	71,700 ST	41,500 ST
Commercy, Marnaval and Tréfilac (drawing, annealing, galvanizing, lacquering)	154,300 ST	108,800 ST
Ste.-Colombe, Belgium and Italy (pickling, drawing, stranding and plastic coating)	163,200 ST	106,100 ST
Perigueux and Marnaval (drawing, nail heading, galvanizing and quenching)	19,800 ST	9,000 ST

(1)
Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

Products

        Tréfileurope is one of the largest steel wire drawing companies in Europe. It operates nine specialized production mills, seven in France and one each in Belgium and Italy. The company has extensive expertise in steel wire and rope manufacture and is able to provide a complete range of products in the low and high carbon wire business. In addition, Tréfileurope is the largest producer of nails in Western Europe with two dedicated mills in France.

Mittal Steel Poland

General

        Mittal Steel acquired an approximate 69% interest in Mittal Steel Poland at March 2004, which increased to approximately 74%, and has made a commitment to purchase an additional 25% interest by December 2007. Mittal Steel Poland is one of the largest steel producers in Central and Eastern Europe.

        Mittal Steel Poland, formerly Polskie Huty Stali S.A., ("PHS"), took control of the businesses of four steel companies in 2003: Huta Katowice S.A., Huta T. Sendzimira S.A., Huta Florian S.A. and Huta Cedler S.A., all of which were then Polish state-owned enterprises. Mittal Steel Poland is the largest steel producer in Poland, with an annual production capacity of approximately 8.4 million tons of crude steel. The agreement for the acquisition of Mittal Steel Poland by Mittal Steel was concluded in October 2003 and the acquisition was completed in March 2004. The major operations of Mittal Steel Poland are based in Dabrowa Gornicza, Krakow, Sosnowiec and Swietochlowice, Poland.

        Mittal Steel Poland's operations are currently undergoing significant improvements, including the modernization of its wire rod mill (scheduled for completion in September 2006) and the installation of a new color coating line (scheduled for completion in November 2006).

        The sale of Mittal Steel Poland by the government of Poland was part of its initiative to restructure its national steel industry. Pursuant to the acquisition agreement, Mittal Steel committed to make capital expenditures of €497 million (equivalent to approximately $587 million based on the exchange rate as at December 31, 2005) through December 2009, as well as to comply with the PHS restructuring plan that the government of Poland agreed with the European Commission as part of the European Union accession process, including the shutdown of certain rolling and finishing facilities and minimum employment levels.

        In connection with the combination of four steel companies into Mittal Steel Poland, Mittal Steel Poland also became the owner of shares in a number of related companies. Some of these subsidiaries operate rolling mills that engage in converting billets, slabs and other semi-finished products into a range of finished products.

        The significant downstream subsidiaries of Mittal Steel Poland are Huta Bankowa (100% owned), Huta Krolewska (52% owned) and WBG Batory (50.9% owned). These companies source their semi-finished steel requirement primarily from Mittal Steel Poland.

        Huta Bankowa has a breakdown mill for rolling ingots as well as a section mill with 165,000 tons of annual capacity. It produces blooms/billets, bars, sections and other downstream products. During 2005, production and shipments were 141,000 tons and 141,000 tons, respectively.

        Huta Krolewska has an annual rolling capacity of 121,000 tons in a heavy section mill and 112,000 tons in a medium section mill. In addition, it has an annual capacity of 13,000 tons of railways accessories. It produces sections, bars, rails and railway accessories. During 2005, production and shipments were 121,000 tons and 111,000 tons, respectively.

        WBG Batory has a plate mill with annual capacity of 165,000 tons. During 2005, production and shipments were 123,000 tons and 116,000 tons, respectively.

        In addition, Mittal Steel Poland has shareholdings in other subsidiaries, which supply inputs (scrap iron, refractory, etc.) and provide services (such as transportation, maintenance, repairs, etc.) and steel-trading.

Production Facilities

        The following are the principal production facilities of Mittal Steel Poland:

Facility	Capacity (per year)	Production in 2005(1)
13 coke oven batteries(2)	5.4 million MT	4.1 million MT
2 sintering plants	9.8 million MT	6.8 million MT
5 blast furnaces (four operational)	6.7 million MT	4.4 million MT
6 basic oxygen furnaces	8.4 million ST of liquid steel	5.5 million ST
2 continuous steel casters (for billets and blooms)	3.3 million ST	2.6 million ST
1 continuous steel caster (for slabs)	2.2 million ST	1.7 million ST
Breakdown mill	5.0 million ST	868,000 ST
Continuous billet mill	2.2 million ST	134,000 ST
Hot-rolling mill	2.3 million ST	1.7 million ST
Cold-rolling mill	1.5 million ST	833,000 ST
Heavy-section mill	1.0 million ST	931,000 ST
Medium-section mill	937,000 ST	642,000 ST
3 galvanizing lines	750,000 ST	498,000 ST
Color coating line	90,000 ST	92,000 ST(3)
Wire rod mill	607,000 ST	357,000 ST
Tube mill	183,000 ST	120,000 ST

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

(3)
Production in excess of the stated capacity is possible by adjusting the facility loading and product mix.

Products

        Mittal Steel Poland produces a wide range of steel products, including both long products and flat products. Its product range includes slabs, billets, blooms, sections, rails, hot-rolled sheets and strips, cold-rolled sheets and strips, galvanized sheets, welded tubes, wire-rods and other wire products and coated sheets. More than 50% of Mittal Steel Poland's products are sold in the domestic market, while the remainder are exported, primarily to customers located in other member states of the European Union. Mittal Steel Poland ships its products primarily to customers in the construction, engineering, transport, mining and automotive industries.

Mittal Steel Ostrava

General

        In January 2003, Mittal Steel acquired an approximate 70% interest in Mittal Steel Ostrava (subject to the transfer of approximately 14% stake from the Czech Government at an agreed price), pending the Government obtaining a clear title to these shares. The shareholding has been subsequently increased to approximately 85%. Mittal Steel Ostrava is the largest steel producer in the

Czech Republic with a production capacity of 4.0 million tons of crude steel with steel shipments of 2.7 millions tons in 2005.

        The sale of Mittal Steel Ostrava by the government of the Czech Republic was part of an initiative to restructure the Czech steel industry. Mittal Steel made capital expenditure commitments totaling $243 million over 10 years, including $135 million from 2003 through 2007 and $20 million for environmental improvements. Upon acquisition, Mittal Steel rescheduled the debt obligations of Mittal Steel Ostrava with a consortium of Czech and international banks led by the International Finance Corporation.

        In connection with the acquisition, Mittal Steel Ostrava also committed to follow the medium-term restructuring plan approved by the European Commission. This plan includes certain reductions in capacity and employment levels.

Production Facilities

        Mittal Steel Ostrava's production facilities are located in Ostrava, Czech Republic. The sinter plant and blast furnaces, although located on the same site as the remainder of the production facilities, are owned and operated by Vysoke Pece Ostrava, a.s., in which Mittal Steel has a total interest of 100%. The following table sets forth a general description of Mittal Steel Ostrava's principal production facilities:

Facility	Capacity (per year)	Production in 2005 (1)
3 coke ovens	1.5 million MT	1.4 million MT
2 sinter plants(2)	3.7 million MT	3.4 million MT
4 blast furnaces(2)	3.8 million MT	2.8 million MT
4 open hearth tandem furnaces	4.0 million ST	2.9 million ST
3 continuous casters	4.0 million ST	2.9 million ST
Hot strip mill	1.3 million ST	1.1 million ST
2 section mills	1.5 million ST	1.0 million ST
Wire rod mill	744,000 ST	323,000 ST
2 seamless tube mills	347,000 ST	288,000 ST
Spiral welding shop	55,000 ST	35,000 ST
Power plant	1.7 million Megawatt hour	1.5 million Megawatt hour

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

Products

        Mittal Steel Ostrava produces mostly long products. Around 38% of Mittal Steel Ostrava's production is sold in the domestic market, and the remainder is sold primarily to customers in other European countries. Mittal Steel Ostrava sells most of its production directly to end users, primarily in the engineering, automotive and construction industries, as well as to "stockists" (small-lot resellers).

        The significant downstream subsidiaries of Mittal Steel Ostrava are Jakl Karvina a.s. (58.3% owned), Valcovny Plechu a.s. (98.2% owned) and Nova Hut-Valcovna za Studena, spol s.r.o. (100% owned).

        Jakl Karvina a.s. has an annual capacity of 195,000 tons of welded pipes. During 2005, production and shipments were 166,000 tons and 168,000 tons, respectively.

        Valcovny Plechu, a.s. has an annual capacity of 212,000 tons of cold rolled products. During 2005, production and shipments were 176,000 tons and 174,000 tons, respectively.

        Nova Hut-Valcovna za Studena, spol s.r.o. has an annual capacity of 44,000 tons of cold rolled strips. During 2005, production and shipments were 32,000 tons each.

        In addition, Mittal Steel Ostrava has shareholdings in other subsidiaries which provide services that include scrap and slag processing, project design, security, transportation, maintenance, repairs and steel-trading.

Mittal Steel Galati

General

        Mittal Steel acquired 91.6% of Combinatul Siderurgic Sidex S.A. Galati, now Mittal Steel Galati, from the Authority for Privatization and Management of State Ownership of Romania in November 2001, and increased its interest as at December 2005 to approximately 100%. Mittal Steel Galati operates the largest integrated steel plant in Romania and is among the largest producers of steel in Central and Eastern Europe.

        Mittal Steel Galati has a total annual production capacity of 6.6 million tons of crude steel with steel shipments of 4.3 million tons in 2005. In connection with its acquisition by Mittal Steel, Mittal Steel Galati agreed with the Romanian government to make capital expenditures of approximately $251 million from November 2001 through December 2006, of which $76 million is to be used for environmental projects, as well as a further $100 million in capital expenditures from 2007 through 2011. Mittal Steel Galati has spent a total of $366 million as of December 31, 2005 and under its commitment has a remaining $34 million to spend with respect to its environmental obligations as at December 31, 2005. These investments are secured by a pledge of a portion of Mittal Steel's shares in Mittal Steel Galati.

        Mittal Steel has provided employment commitments for a five-year period from the date of its acquisition of Mittal Steel Galati during which it agreed not to engage in any collective dismissals of employees at Mittal Steel Galati.

Production Facilities

        The following table sets forth a general description of Mittal Steel Galati's principal production facilities:

Facility	Capacity (per year)	Production in 2005(1)
6 coke ovens	2.2 million MT	1.9 million MT
3 sintering plants	8.2 million MT	5.5 million MT
5 blast furnaces	6.3 million MT	4.1 million MT
6 basic oxygen furnaces	6.6 million ST of liquid steel	5.0 million ST
4 continuous slab casters	4.5 million ST	4.3 million ST
1 continuous bloom caster	596,000 ST	432,000 ST
1 billet mill	661,000 ST	416,000 ST
2 heavy plate mills	2.3 million ST	1.5 million ST
1 hot strip mill	3.9 million ST	2.5 million ST
1 cold-rolling mill	1.7 million ST	503,000 ST
1 hot dip galvanizing line	220,000 ST	218,000 ST
1 welded pipe plant	48,500 ST	29,000 ST

(1)
Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

Products

        Mittal Steel Galati produces and markets a large variety of products, including slabs, billets, plates, hot rolled, cold rolled and galvanized sheet and large diameter longitudinally welded pipes. Around 28% of its products are sold domestically. Sales outside the domestic market, Europe, North America and South America are made by LNM Marketing.

Mittal Steel Kryviy Rih

General

        Mittal Steel acquired a 93% interest in Kryvorizhstal (since renamed Mittal Steel Kryviy Rih) on November 25, 2005 from the Ukrainian state authorities. Mittal Steel Kryviy Rih is the largest carbon steel long products producer in Ukraine situated in the city of Kryviy Rih with two open-pit iron mines and an underground iron ore mine. In 2005, liquid steel production at Mittal Steel Kryviy Rih was 7.6 million tons, shipments were 6.8 million tons and iron ore production was 17.6 million tonnes.

        Mittal Steel Kryviy Rih plans to invest at least $500 million over the next five years, as per the Agreement for Sale and Purchase of Shares dated October 28, 2005, which includes certain innovation, investment and environment-related undertakings. Mittal Steel Kryviy Rih also has certain labor obligations relating to the preservation of headcount and average wages.

Production facilities

        Mittal Steel Kryviy Rih is an integrated metallurgical steel plant with 6 oxygen converter plants and 4 operating blast furnaces. The following table sets forth a general description of the production facilities.

Facility	Capacity (per year)	Production in 2005(1)
6 coke oven batteries	2.7 million MT	2.7 million MT
3 sintering plants	10.0 million MT	10.0 million MT
6 blast furnaces (4 operational)	7.0 million MT	6.2 million MT
6 oxygen converter plants	5.6 million ST	5.6 million ST
2 open hearth furnace	2.0 million ST	2.0 million ST
2 blooming mills (ingots as feed material)	10.5 million ST	6.4 million ST
5 light section / bar mills	4.4 million ST	3.9 million ST
3 wire rod mills	2.5 million ST	2.0 million ST

(1)
Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

Products

        Mittal Steel Kryviy Rih's product range of long products includes billets, rounds, rebar and light sections including squares, angles and strips. The products are sold to a range of industries such as hardware, construction, re-rolling and fabrication. The markets for the products are Ukraine, North Africa, Europe, Middle East and the Gulf states.

ASIA & AFRICA

Mittal Steel Temirtau

General

        Mittal Steel acquired steel manufacturing facilities in the Karaganda region of the Republic of Kazakhstan in November 1995 from the government of the Republic of Kazakhstan. Mittal Steel subsequently acquired a nearby power plant and coal and iron ore mines. These facilities are now all held by Mittal Steel Temirtau and its subsidiaries. Since its acquisition by Mittal Steel, Mittal Steel Temirtau's annual shipments of finished products have increased from the pre-acquisition level of 2.5 million tons to 3.7 million tons in 2005. This increase has been accomplished primarily by investment in Mittal Steel Temirtau's operating equipment and through application of the operating, financial, procurement and marketing strategies and strengths of Mittal Steel. The share of Mittal Steel Temirtau's value-added products, primarily cold-rolled and coated products, in its total output has increased from 6% in 1995 to over 50% in 2005.

        In December 2001, Mittal Steel Temirtau signed an investment agreement with the government of the Republic of Kazakhstan, pursuant to which Mittal Steel Temirtau agreed to make capital expenditures of approximately $580 million. Total related capital expenditures through the year ended December 31, 2005 were $526 million. These capital expenditures have included reconstructing blast furnaces, construction of two continuous casters together with ladle furnaces, construction of coke oven battery, upgrading the tin plate rolling mill, construction of galvanizing line, construction of color coating line, additional cold rolling mill and other technological updates of fixed assets. Mittal Steel

Temirtau plans to construct a coke oven battery and a tinning line in 2006-2007. Mittal Steel Temirtau has plans to further develop the Atansore and Lisakovsky iron ore mines in 2006.

Production Facilities

        Mittal Steel Temirtau's integrated steel plant consists of three basic oxygen furnaces and four blast furnaces, with a total annual production capacity of 6.6 million tons of crude steel and also has a power plant and coal and iron ore mines. Mittal Steel Temirtau's rolled steel is shipped to customers in coil, strip or sheet form. In 2002, Mittal Steel Temirtau obtained EN ISO 9001-2000 certification for one of its galvanizing lines and in 2003 it obtained this certification for all its rolling mills.

        The following table sets forth a general description of Mittal Steel Temirtau's principal production facilities:

Facility	Capacity (per year)	Production in 2005(1)
5 coke oven batteries	2.6 million MT	2.5 million MT
1 sintering plant	7.2 million MT	6.1 million MT
4 blast furnaces	4.6 million MT	3.6 million MT
3 basic oxygen furnaces	6.6 million ST	4.6 million ST
1 slab mills	6.6 million ST	3.4 million ST
1 hot strip mill	5.1 million ST	3.6 million ST
3 cold-rolling mills	2.8 million ST	2.0 million ST
3 electrolytic tinning lines	413,000 ST	244,000 ST
2 hot-dip galvanizing and aluminium-zinc coating lines	887,000 ST	681,000 ST
2 continuous steel caster for slab	5.7 million ST	1.1 million ST
1 color coating line	110,000 ST	—
Welded pipe plant	88,000 ST	12,000 ST

(1)
Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers will not give the quantity of saleable finished steel products.

Products

        Mittal Steel Temirtau's product range of flat steel products includes pig-iron, slabs, caster slab, hot and cold-rolled coils and sheets, black-plates, covers, tin-plates, hot-dipped galvanized products and pipes.

        Mittal Steel Temirtau sells steel products to a range of industries, including the tube and pipe making sectors, and manufacturers of consumer goods and appliances. Export sales of products manufactured by Mittal Steel Temirtau other than to customers in Europe, the Russian Federation and other Commonwealth of Independent States countries are conducted by LNM Marketing.

        Over 95% of Mittal Steel Temirtau's production is exported, and the production that is sold domestically accounts for a majority of domestic steel consumption. A significant percentage of Mittal Steel Temirtau's production is exported to China and other countries in West, Central and Southeast Asia.

Mittal Steel South Africa

General

        Mittal Steel South Africa is the largest steel producer in Africa and has an installed annual production capacity of 9.3 million tons of crude steel. In 2001, Mittal Steel acquired 8% of the shares in Mittal Steel South Africa, and increased its interest to 35% through additional purchases during 2002. In December 2002, Mittal Steel made an offer to Mittal Steel South Africa shareholders to acquire up to an additional 12% of Mittal Steel South Africa's issued share capital. This offer was fully subscribed, and acquisition of these shares was completed in February 2003, as a result of which Mittal Steel's ownership of Mittal Steel South Africa increased to 47%. In return for the offer, the shareholders agreed to waive their right to receive a mandatory offer when Mittal Steel's shareholding in Mittal Steel South Africa exceeded 35%. By December 31, 2003, Mittal Steel had made additional purchases by which it increased its interest in Mittal Steel South Africa to almost 50%, and following approval from the South African Competition Tribunal, Mittal Steel acquired a further 2,000 shares in June 2004, increasing its shareholding in Mittal Steel South Africa to slightly over 50%. During November 2005, Mittal Steel increased its shareholding to 52%. Mittal Steel South Africa is consolidated in Mittal Steel's financial statements from January 1, 2004.

        Approximately 70% of Mittal Steel South Africa's sales in 2005 were of flat products and 30% were of long products. Mittal Steel South Africa's common shares are listed on the JSE Securities Exchange, South Africa under the symbol "MLA".

Production Facilities

        Mittal Steel South Africa operates two integrated steel plants, a facility based on COREX furnaces and direct reduced iron facilities. Mittal Steel South Africa has four production facilities: Vanderbijlpark Steel and Saldanha Steel, which produce flat products, and Newcastle and Vereeniging Steel, which produce long steel products. The production facilities are supported by a metallurgical by products division (Mittal Coke and Chemicals). Mittal Steel South Africa's Vanderbijlpark Steel is located in South Africa's Gauteng Province and has an annual production capacity of 4.9 million tons. Saldanha Steel, based on South Africa's west coast near the deep-sea port of Saldanha, is a technologically modern facility with an annual production capacity of 1.6 million tons. Newcastle Steel, located in the northern part of Kwa-Zulu Natal Province, has an annual production capacity of 2.3 million tons. Vereeniging Steel, located in Gauteng province, has an annual production capacity of 0.5 million tons of specialty steel products.

        The following table sets forth a general description of Mittal Steel South Africa's principal production facilities:

Facility	Capacity (per year)	Production in 2005(1)
10 coke oven batteries	2.8 million MT	2.4 million MT
3 sintering strands	5.1 million MT	4.6 million MT
5 direct reduced iron kilns and one MIDREX® converter	1.7 million MT	1.5 million MT
3 blast furnaces	4.8 million MT	4.4 million MT
1 COREX® C2000 furnace	805,000 MT	735,000 MT
6 basic oxygen furnaces	7.4 million ST	5.0 million ST
6 electric arc furnaces	3.7 million ST	3.0 million ST
7 ladle furnaces	9.2 million ST	5.7 million ST
4 continuous slab, 2 bloom and 1 billet casters	10.0 million ST	7.6 million ST
1 Ingot Bottom caster	44,000 ST	44,000 ST
2 hot strip mills	4.9 million ST	4.5 million ST
1 hot plate mill	589,000 ST	452,000 ST
2 cold-rolling mills with five stand tandem mills	1.7 million ST	1.6 million ST
2 bar, 1 rod, 1 billet and 2 medium mills	3.6 million ST	3.2 million ST
1 small section mill	117,000 ST	78,000 ST
3 galvanizing lines—two continuous, one electrolytic	639,000 ST	591,000 ST
2 tinning lines—one continuous, one for cans	462,000 ST	389,000 ST
2 continuous pickling lines	2.1 million ST	1.9 million ST
2 continuous annealing lines	601,000 ST	579,000 ST
4 cold tempering mills	1.8 million ST	1.9 million ST(2)
1 color coating line	106,000 ST	83,000 ST
2 hot tempering mills	1.5 million ST	1.3 million ST
1 seamless tube mill	123,000 ST	117,000 ST
3 forged presses	60,000 ST	47,000 ST

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

Products

        Mittal Steel South Africa's range of products includes hot-rolled sheet, cold-rolled sheet, coated-sheet, wire-rod and forged steel. Most of Mittal Steel South Africa's production is sold domestically. Asia is its largest export market, though significant quantities are also sold to customers in Europe and other parts of Africa. Mittal Steel South Africa's steel products are marketed internationally through Macsteel International Holdings B.V., a joint venture with Macsteel Holdings (Pty) Limited in which Mittal Steel South Africa holds a 50% interest. Macsteel International purchases products from Mittal Steel South Africa, and charges a contractual gross margin for its services with respect to these sales.

Mittal Steel Annaba

General

        Mittal Steel acquired a 70% interest in Mittal Steel Annaba, located in Algeria, for a capital contribution of $25 million in October 2001. The remaining 30% of Mittal Steel Annaba is owned by Sider, a company wholly owned by the Republic of Algeria. Mittal Steel also has a right of first refusal on the purchase of the remaining 30% of Mittal Steel Annaba should Sider sell its remaining interest. Mittal Steel Annaba is the only integrated steel plant in Algeria, with an annual production capacity of approximately 2.5 million tons of crude steel. Mittal Steel Annaba also owns port facilities at Annaba, which is located approximately 17 kilometres away from its steel producing operations, for handling exports of steel products and imports of raw materials.

        In connection with its acquisition, Mittal Steel provided capital expenditure commitments for Mittal Steel Annaba of $140 million (of which environmental investment commitments amount to $25 million) over 10 years from the date of acquisition, including minimum investment of $80 million and a minimum shipping level of 1.3 million tons per year by October 2006. Mittal Steel also agreed to make available a working capital facility of $15 million for five years and make capital expenditures of $30 million at Mittal Steel Tebessa, $20 million of which is to be invested through 2006.

Production Facilities

        Mittal Steel Annaba's production facilities consist of six basic oxygen furnaces and one electric arc furnace. Mittal Steel Annaba completed construction in March 2004 of a new bar mill with an annual production capacity of 400,000 tons.

        The following table sets forth a general description of Mittal Steel Annaba's principal production facilities:

Facility	Capacity (per year)	Production in 2005(1)
2 coke making batteries (1 operational)	565,000 MT	531,000 MT
2 sintering plant	3.2 million MT	1.6 million MT
2 blast furnaces	1.7 million MT	952,000 MT
6 basic oxygen furnaces and one electric arc furnace	2.5 million ST	1.1 million ST
Hot-rolling mill	2.0 million ST	430,000 ST
Cold-rolling mill	992,000 ST	247,000 ST
2 bar and rod mills	937,000 ST	542,000 ST

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

        Approximately 80% of Mittal Steel Annaba's products are sold domestically, and the remainder is exported to customers in Europe and the Maghreb region of Northern Africa.

        Mittal Steel Annaba obtains approximately 60% of its iron ore requirements from Mittal Steel Tebessa and imports the balance. Mittal Steel Annaba purchases coking coal from various suppliers, including suppliers located in the United States and Australia, and fulfills its coke requirements from its own production.

Downstream Activities

        Mittal Steel owns or operates various downstream facilities in the Americas and in Europe.

        The following are Mittal Steel's principal downstream assets:

  Americas

        I/N Tek, New Carlisle, United States, is a joint venture with Nippon Steel Company of Japan. I/N Tek operates a cold rolling facility of 1.7 million tons on a tolling arrangement, which is 60% owned by a subsidiary of the Company.

        I/N Kote, New Carlisle, United States, is a joint venture with Nippon Steel Company of Japan. I/N Kote operates an electrogalvanizing line and a hot dipped galvanizing line with an annual capacity of 1.0 million tons, which is 50% owned by a subsidiary of the Company.

        PCI, Indiana Harbor, United States, is a joint venture with PCI Associates. PCI operates a pulverized coal injection facility within the Indiana Harbor plant.

        Double G Coatings, which is located near Jackson, Mississippi, United States, produces galvanized and Galvalume™ coated sheets and has annual capacity of 270,000 tons.

        Walker Wire Inc, Detroit, United States, is a producer of high quality cold drawn wires and bars. The facilities are equipped with acid pickling lines and annealing facilities. The facilities specialize in automotive industry products and have a capacity of 95,000 tons.

        Acufil, Quebec, Canada is a producer of wire for a variety of applications and has a capacity of 70,000 tons.

        Sorevco, Ontario, Canada, is 50-50 joint venture with Dofasco. Sorevco operates a hot dipped galvanized line with a production capacity of 250,000 tons. It produces galvanized sheets with a wide variety of zinc coatings, as well as two-sided zinc coated cold-rolled coil used in the production of culvert pipes by the construction industry.

        Delta Tubes, Quebec, Canada, is a 40-60 joint venture with Nova Steel and manufactures pipes and hollow sections.

        Hennepin, Illinois, United States, produces cold-rolled sheets and hot dip galvanized sheets for the electrical, appliance and construction markets. Hennepin's location on the Illinois River allows it to ship and receive products by barge.

        Columbus, Ohio, United States, produces hot dip galvanized sheets for the automotive market. The Columbus facility also operates a steel slitter and warehousing facility through the Columbus Processing Company.

        Conshohocken, Pennsylvania, United States, produces both coil and discreet plate for use in construction and military applications.

        Lackawanna, New York, United States, produces cold-rolled sheets and hot dip galvanized sheets for use in the automotive and original equipment manufacturer (OEM) markets.

  Europe

        Mittal Steel Skopje has an annual production capacity of 1.1 million tons of hot-rolled, cold-rolled, galvanized and color coated coils and sheets. Total shipments for 2005 were 335,000 tons.

        Mittal Steel Roman, in which Mittal Steel acquired a 69.8% stake in December 2003, has a production capacity of 529,000 tons and produces seamless pipes principally used in the oil and gas industry. Total production and shipments for 2005 were 305,000 tons and 300,000 tons, respectively.

        In connection with its acquisition of Mittal Steel Roman, Mittal Steel agreed with the Romanian government to make capital expenditures of $31 million, of which $13 million is to be used over 10 years for environmental projects and $8 million is to be used over five years for technological projects. These investments are secured by a pledge of Mittal Steel's shares in Mittal Steel Roman.

        Mittal Steel Iasi operates the largest electric resistance welded (ERW) steel pipe plant in Romania. Mittal Steel Iasi's principal products are welded pipes used in gas and water pipe installations and oil and gas installations, and welded profiles and crash guards used in the construction industry. Total production and shipments for 2005 were 119,000 tons and 128,000 tons, respectively.

        In connection with its acquisition of Mittal Steel Iasi, Mittal Steel agreed with the Romanian government to make capital expenditures of $10 million from July 2003 through December 2008, of which $1 million is to be used for environmental projects. These investments are secured by a pledge of Mittal Steel's shares in Mittal Steel Iasi.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments received from the staff of the SEC regarding Mittal Steel's periodic reports under the United States Securities Exchange Act of 1934, as amended.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Recent Acquisitions

        Mittal Steel has grown through joint ventures and the acquisition of numerous steel-making and other assets, which currently constitute its major operating subsidiaries. Mittal Steel's principal joint ventures and acquisitions since the start of 2003, which affected its results during the 2003-2005 period, are summarized below.

  •
  In January 2003, Mittal Steel acquired an approximate 70% interest in Mittal Steel Ostrava, subject to the transfer of approximately 14% of such stake from the Czech Government at an agreed price, pending the Government obtaining clear title to these shares. The shareholding has been subsequently increased to approximately 85%. Mittal Steel Ostrava is the largest steel producer in the Czech Republic.

  •
  In July 2003, Mittal Steel acquired 70.8% of Tepro Iasi S.A. Iasi, now Mittal Steel Iasi, from the Authority for Privatization and Management of State Ownership of Romania. Subsequent to the swap of debt for shares in 2005, Mittal Steel currently has a 64% stake in the company with an option to purchase an additional 17.5%.

  •
  In December 2003, Mittal Steel acquired a 69.8% interest in Mittal Steel Roman. Mittal Steel Roman, located in Romania, is a downstream steel products manufacturer.

  •
  In March 2004, Mittal Steel acquired an approximate 69% interest in Mittal Steel Poland (which has since increased to approximately 74%) and has made a commitment to purchase an additional 25% interest by December 2007. Mittal Steel Poland, located in Poland, is one of the largest steel producers in Central and Eastern Europe.

  •
  In April 2004, Mittal Steel acquired an 80.9% interest in Mittal Steel Hunedoara which increased to 86.6% as a result of a debt to equity swap. Mittal Steel Hunedoara, located in Romania, is a downstream steel products manufacturer.

  •
  In April 2004, Mittal Steel entered into an arrangement with the government of Bosnia and Herzegovina, pursuant to which Mittal Steel acquired a 51% interest in the RZR Ljubija iron ore mines in Bosnia and Herzegovina.

  •
  In May 2004, Mittal Steel acquired a 44.5% interest (which has subsequently increased to 88.5%) in Mittal Steel Skopje (CRM) a.d. Mittal Steel Skopje (CRM) a.d. is located near Skopje, Macedonia.

  •
  In May 2004, Mittal Steel acquired a 56.8% interest (which has subsequently increased to 77.4%) in Mittal Steel Skopje (HRM) a.d. Mittal Steel Skopje (HRM) a.d. is located near Skopje, Macedonia.

  •
  In December 2004, Mittal Steel acquired a 51% interest in Mittal Steel Zenica in Bosnia from the Government of the Federation of Bosnia and Herzogovina and from the Kuwait Consulting & Investment Co., which increased to 92% in December 2005. In conjunction with the acquisition of the controlling interest in Mittal Steel Zenica, the Company irrevocably committed to purchase the remaining 8% interest in the total outstanding capital no later than 2009. Because these irrevocable commitments transfer operational and economic control of these remaining shares, it has been accounted for as an acquisition of the remaining shares, with a liability recorded equal to the fair value of the guaranteed payments. As of the acquisition date, the Company's total effective ownership percentage in Mittal Steel Zenica was 100%.

  •
  In December 2004, Mittal Steel acquired LNM Holdings from Mittal Steel S.à.r.l., an entity wholly owned by the Controlling Shareholder. Mittal Steel S.à.r.l. received 0.27931958 Mittal Steel class A common shares and 0.77068042 Mittal Steel class B common shares for each LNM Holdings common share, or, in the aggregate, 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal Steel class B common shares.

  •
  On April 15, 2005, Mittal Steel acquired ISG (now part of Mittal Steel USA) for a purchase price of approximately $2.1 billion in cash and 60,891,883 class A common shares, representing an aggregate purchase price of $4.0 billion, including estimated transaction costs and the settlement of ISG stock options. Mittal Steel funded the cash portion of the acquisition through cash on hand and from drawings under the 2005 Credit Facility. As part of the acquisition, Mittal Steel assumed a collective bargaining agreement that reduced the number of job classifications from over 30 found in historical labor agreements in the steel industry to five, eliminated previously restrictive work rules and made other productivity-enhancing changes.

  •
  In August 2005, Mittal Steel announced that it had entered into a Mining Development Agreement with the Government of Liberia. The agreement gives Mittal Steel access to iron ore deposits in Western Liberia. Mittal Steel expects expenditures of approximately $900 million during the lifetime of the project. This cost will cover development of the mines, related railway and port infrastructure and provides means for community development. On September 12, 2005, Mittal Steel announced that the Mining Development Agreement entered into with the Government of Liberia had been ratified by the Liberian Senate.

  •
  In September 2005, Mittal Steel announced that it had acquired a majority stake in Romportmet, a port facility located in Galati, Romania. Mittal Steel increased its shareholding in Romportmet to 90% through the acquisition of approximately 20 million shares. An additional 4.5% was purchased in December 2005.

  •
  On September 28, 2005, Mittal Steel acquired 36.67% of Hunan Valin from Hunan Valin Iron & Steel Group Co., Ltd., or the Valin Group, for a total consideration of $338 million. Hunan Valin is listed on the Shenzhen Stock Exchange and is one of the ten largest steel-makers in China with annual production capacity of 8.5 million tons. This investment provides Mittal Steel with an attractive platform for its future growth in the rapidly expanding Chinese market. As a result of publicly held outstanding convertible bonds being converted into shares, the shareholdings of both Mittal Steel and the Valin Group have been diluted to 29.49% and 30.29%, respectively, as of January 20, 2006.

  •
  On October 8, 2005, Mittal Steel announced that it had signed a Memorandum of Understanding with the Government in Jharkhand, India for the development of a mining and steel-making complex. Mittal Steel intends to undertake a Detailed Project Report ("DPR") within 18 months to identify the location of the steel plant, iron ore and coal mines and water sources. Once the DPR is completed and found acceptable to both Mittal Steel and the Government of Jharkhand, Mittal Steel expects to enter into definitive agreements.

  •
  On November 25, 2005, Mittal Steel acquired a 93% stake in Kryvorizhstal, the largest carbon steel long products producer in Ukraine and the nearby region, and associated iron ore and coal mining assets from the State Property Fund of Ukraine following a public auction for a total consideration of approximately $4.9 billion. The transaction was financed from Mittal Steel's own cash resources and credit lines. In 2005, Kryvorizhstal (since renamed Mittal Steel Kryviy Rih) had a liquid steel production of 7.6 million tons, and shipments of 6.8 million tons, and produced 17.6 million tonnes of iron ore. Mittal Steel expects to achieve at least $200 million of synergies through implementing improvements to the sales and marketing and procurement divisions.

  •
  In November 2005, an additional 2% of Mittal Steel South Africa was purchased, resulting in a total shareholding in Mittal Steel South Africa of just over 52%. Mittal Steel South Africa, is the largest steel producer in Africa.

Financial Consolidation

        Mittal Steel consolidated several new subsidiaries for the first time during 2005, which principally include:

  •
  Mittal Steel Kryviy Rih with effect from November 26, 2005. Mittal Steel Kryviy Rih is the largest carbon steel long products producer in the Ukraine and the nearby region with liquid steel production of 7.6 million tons and shipments of 6.8 million tons in 2005. It also produced 17.6 million tonnes of iron ore in 2005.

  •
  Merger of ISG with effect from April 15, 2005. ISG was one of the largest integrated steel producers in North America and among the top ten globally. It produces a variety of steel products including hot rolled, cold rolled and coated sheets, tin mill products, carbon and alloy plates, wire rod and rail products and semi-finished shapes to serve the automotive, construction, pipe and tube, appliance, container and machinery sectors.

Key Factors Affecting the Business

Cyclicality of the Steel Industry

        The steel industry has been highly cyclical and is affected significantly by general economic conditions and other factors such as worldwide production capacity, fluctuations in steel imports/exports and tariffs. Steel prices are sensitive to a number of supply and demand factors. Recently, steel markets have been experiencing larger and more pronounced cyclical fluctuations, primarily driven by the substantial increase in Chinese production and consumption. This trend, combined with the upward pressure on costs of key inputs, mainly metals and energy, as well as transportation cost and logistics, presents an increasing challenge for steel producers. The key drivers for maintaining a competitive position and positive financial performance in this challenging environment are product differentiation, customer service, cost reduction and cash management.

        In 2005, world crude steel production increased by 6.1% to 1.1 billion tonnes as compared with 1.04 billion tonnes for the same period in 2004. The growth in 2005 was primarily led by China, which increased production by 74 million tonnes, or 21.3%. In North America steel output declined by 6 million tonnes, or 4.8%, to 127 million tonnes. The North American, steel industry was able to reduce production in line with demand in 2005 and to liquidate the excess inventories built-up during 2004. Steel output in the 25 member states of the European Union also declined by 4.0% to 186 million tonnes during 2005. This is largely attributable to cutbacks in production due to excess inventories.

        Costs of key raw materials and energy, in particular natural gas, have continued to increase steeply due to imbalances between demand and supply in certain regions, as well as higher freight costs. Although steel prices typically follow trends in raw material prices, the percentage changes may not be proportional and there could also be time lag. Percentage increases in costs of input factors are driven by demand-supply balance, and demand from alternative markets. Similarly, steel pricing and demand is driven by demand from the end-user segments. Steel price surcharges are often implemented on contracted steel prices to recover increases in input costs. However, spot market steel prices and short-term contracts are driven by market prices.

Consolidation in the Steel Industry

        Since there has been significant consolidation in the global steel industry. Although most of this consolidation has been intra-regional in nature, Mittal Steel has focused on inter-regional consolidation. Within the past few years, the U.S. steel industry has significantly consolidated, primarily led by ISG, United States Steel Corporation ("US Steel"), Nucor and Steel Dynamics. ISG was formed as a result of the acquisition of among others LTV, Bethlehem, Acme, Weirton and Georgetown. US Steel acquired National Steel; Nucor acquired Birmingham Steel and Trico; while Steel Dynamics acquired Qualitech Steel and GalvPro.

        In Europe consolidation took place with the formation of Arcelor, which is a combination of Aceralia Corporacion Siderurgica, S.A., Arbed and Usinor, three large European companies. In the recent past, Mittal Steel has acquired several assets primarily in Central and Eastern Europe, namely Romania, Czech Republic, Poland, Macedonia, Ukraine and Bosnia.

        Consolidation also is taking place in China. The government of China has publicly stated that it expects consolidation of the Chinese steel industry and the top 10 producers to account for 50% of national production.

        Cross border consolidation has occurred as well with Mittal Steel (Ukraine, China), Arcelor (Brazil, Canada) and U.S. Steel (Slovakia, Serbia) to achieve greater efficiency and economies of scale, particularly in response to the effective consolidation undertaken by raw material suppliers and consumers of steel products.

Raw Materials and Ocean Freight Costs

        The increased global demand for steel has resulted in significant pressure for price increases for key commodity inputs such as iron ore, scrap, coke and alloys, in the last few years. In 2005, iron ore prices and energy prices increased. While the impact on cost at Mittal Steel is partially mitigated by its ownership of certain mining assets, rapid cost increases adversely affected our results for 2005.

        Raw material prices have generally faced significant increases. The main reason for these steep increases is the continuous strong demand from China. Although supply sources are growing, current world port infrastructures are not yet able to cope with such a strong demand. This led to a disrupted supply-demand balance enforcing higher prices.

  Iron Ore

        Iron ore prices saw a steep 71.5% rise in the prices for Brazilian ore in 2005, primarily due to higher demand from China. Chinese steel mills ramped up steel production in 2005 and increased their iron ore imports by 32% over 2004 to 275 million tonnes. This has led to imports into China coming not only from Australia and Brazil, but also from countries such as North Korea, Ukraine and India.

  Coking Coal

        Similar to the rise in prices for iron ore, coal settlements faced a steep price increase. International settlements prices reached approximately $125 free on board ("FOB") for premium coking coal from Australia compared to $57 FOB in 2004, primarily due to disruption between supply and demand. This imbalance was somewhat eased during 2005 by a larger than anticipated growth in supply of seaborne hard coking, semi-soft and pulverized coal injection ("PCI") coal. High prices for coal were not followed by high prices of coke. Due to excess of Chinese coke, it was reported that the FOB price for 10.5% ash content coke fell from $280 per tonne to $140 per tonne. Such distortion is leading to continued volatility.

  Natural Gas

        The year 2005 also saw a steep increase in natural gas prices in North America, in particular, due to increased demand from the electric generation industry as well as declines in the North American natural gas resource base. Two hurricanes exacerbated the tight supply/demand balance by disrupting natural gas supplies from the Gulf of Mexico. A mild winter season caused natural gas prices to decrease slightly at the end of 2005. Prices ranged from about $15.287 per mmbtu to $11.276 at the end of 2005 and further declined in early 2006.

  Scrap

        Average #1 HMS grade scrap prices in 2005 dropped globally by approximately $24 per tonne from 2004 which had witnessed strong increases. Seasonal volatility continued from month-to-month throughout the year. Scrap prices in 2005 ranged from $155 per tonne to $241 per tonne.

  Ocean Freight

        Ocean freight rates remained volatile throughout 2005, with high prices in the first half declining in the second half. Strong demand in China for metallics has also increased the need for Capesize and Panamex vessels to transport ore for China and coal primarily for Europe and Japan. Capesize ships are very large bulk carriers with deadweight exceeding 100,000 tons. Such ships are unable to go through the Panama Canal and therefore have to sail via the Cape of Good Hope. Panamex ships are large ships capable of transiting the Panama Canal and have a deadweight of 55,000-80,000 tons. In addition, longer voyage times to the Far East and port congestion in Asia, as well as at loading ports, contributed to the shortage of ships in the Western hemisphere.

Impact of Exchange Rate Movements

        Mittal Steel operates in different geographical locations with different functional currencies. In 2005, the U.S. dollar strengthened against most of the currencies where Mittal Steel operates, including the Euro, Central and Eastern European currencies, South African rand, Kazakh tenge and Algerian dinar. The U.S. dollar weakened against Mexican peso and Canadian dollar in the year 2005. These exchange rate movements had a favorable impact on the costs and competitive position of some of Mittal Steel's operating subsidiaries, particularly the South African, Czech, Bosnian, and Romanian operating subsidiaries and had an adverse impact on other operating subsidiaries, such as Mexico. The translation impact of the functional currencies into U.S. dollars was adverse for most of Mittal Steel's non-U.S. operating subsidiaries.

        Mittal Steel manages foreign exchange risk through specific hedges to the extent management considers appropriate. See "Item 11—Quantative and Qualitative Disclosures About Market Risk".

Recent Developments

Investments

  •
  On February 1, 2006, Mittal Canada Inc., a Canadian subsidiary of Mittal Steel, completed the acquisition of three Stelco Inc. subsidiaries. The Norambar Inc. and Stelfil Ltée plants located in Quebec and the Stelwire Limited plant in Ontario were acquired at a cost of C$30 million (approximately $25 million). Mittal Canada also assumed C$28 million (approximately $23 million) in debt as part of the acquisition.

  •
  On January 27, 2006, Mittal Steel launched an offer to the shareholders of Arcelor. The offer values each Arcelor share at €28.21, which represents a 27% premium over the closing price (and an all-time high) on Euronext Paris of Arcelor shares as of January 26, 2006.

  •
  On January 26, 2006, Mittal Steel signed a Memorandum of Understanding with the Government of Senegal to explore the development and production of iron ore from the Faleme group of iron ore deposits.

  •
  On December 28, 2005, Mittal Steel Company N.V. announced that it was involved in discussions with Baotou Iron and Steel Group about a possible investment in this company.

Capital/Financing matters

  •
  On February 24, 2006, Mittal Steel USA issued a notice of redemption for all $150 million outstanding principal amount of its Senior Secured Floating Rate Notes due 2010 at a redemption price equal to 103% of the outstanding principal amount. The Notes will be redeemed on April 1, 2006.

  •
  On February 14, 2006, the Company's Board of Directors declared an interim dividend of $0.125 per share payable on March 15, 2006, and decided to propose to the general meeting of shareholders to amend the dividend policy going forward to pay a quarterly dividend of $0.125 per share. This dividend has since been paid.

  •
  On January 30, 2006, the Company entered into an approximate $6 billion (€5 billion) credit agreement with a group of lenders to finance the cash portion of the offer for Arcelor along with related transaction costs.

  •
  On January 30, 2006, the Company entered into an approximate $3.6 billion (€3 billion) credit agreement with the same group of lenders to refinance the 2005 Bridge Finance Facility.

Key Accounting Matters

        The Mittal Steel Consolidated Financial Statements, which include the accounts of Mittal Steel and its operating subsidiaries, all of which are controlled by Mittal Steel, have been prepared in accordance with U.S. GAAP. Inter-company balances and transactions have been eliminated on consolidation. Total shipments of steel products include inter-company shipments.

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

        The functional currency of each of the operating subsidiaries is the U.S. dollar, except for Mittal Canada, Mittal Steel Ostrava, Mittal Steel South Africa, Mittal Steel Poland, Mittal Steel Iasi, Mittal Steel Hunedoara, Mittal Steel Roman, Mittal Steel Europe SA, the operating subsidiaries in France, Germany, Macedonia and Bosnia and Herzegovina, whose functional currency is the local currency. Prior to October 1, 2004, the Romanian economy was considered highly inflationary. The records of Mittal Steel Iasi, Mittal Steel Hunedoara and Mittal Steel Roman were remeasured as if their functional currency was the reporting currency for periods prior to October 1, 2004. Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at the rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the statements of income. Upon consolidation, the results of operations of Mittal Steel's subsidiaries and affiliates whose functional currency is other than the U.S. dollar are translated into U.S. dollars at average exchange rates for the year, and assets and liabilities are translated at year-end exchange rates. Translation adjustments are presented as a separate component of other comprehensive income ("OCI") in the consolidated financial statements and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or affiliated company.

Critical Accounting Policies and Use of Judgments and Estimates

        The information regarding and analysis of Mittal Steel's operational results and financial condition are based on figures contained in the Mittal Steel Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Mittal Steel's management to make judgments in relation to certain estimates and assumptions used in the application of accounting policies. These judgments and estimates are made on the basis of available facts and are a normal part of the process of preparing financial statements. While the use of different assumptions and estimates could have caused the results to be different from those reported, Mittal Steel believes that the possibility of material differences between two periods is lessened because of the consistency in the application of such judgments.

        The accounting policies that Mittal Steel considers critical, in terms of the likelihood of a material impact arising from a change in the assumptions or estimates used in the application of the accounting policy in question, are outlined below.

Purchase Accounting

        Accounting for acquisitions requires Mittal Steel to allocate the cost of the enterprise to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. This often results in positive or negative goodwill. Accounting principles allow Mittal Steel up to one year to acquire all necessary valuation information for the allocation. Management often obtains appraisals and actuarial or other valuations in order to aid in determining the estimated fair value of assets acquired and liabilities assumed. In addition, when the fair value of the assets acquired exceeds their costs, Mittal Steel is required to pro-rate that excess to reduce non-current assets, making the amount initially assigned to all assets and liabilities more important. This application of management's judgment and estimates to account for acquisitions could significantly affect Mittal Steel's financial statements. In light of this, Mittal Steel considers purchase accounting a critical accounting policy.

Deferred Tax Assets

        Mittal Steel charges tax expenses or accounts for tax credits based on the differences between the financial statement amounts and the tax base amounts of assets and liabilities. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. Mittal Steel annually reviews the deferred tax assets in the different jurisdictions in which it operates to assess the possibility of realizing such assets based on projected earnings. A valuation allowance is recorded when it is more likely than not, based on these projections, that the deferred tax assets will not be realized. Mittal Steel expects that it is more likely than not that the deferred tax assets of $985 million as of December 31, 2005 will be fully realized. The amount of future taxable income at certain operating subsidiaries required to recover this asset is approximately $4.0 billion.

Provisions for Pensions and Other Post Employment Benefits

        Mittal Steel's operating subsidiaries have different types of pension plans for their employees. Also, most of the subsidiaries in the Americas region offer post employment benefits, primarily post employment health care. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the balance sheet is based on a number of assumptions and factors such as the discount rate, expected wage increases, expected return on plan assets, future health care cost trends and market value of the underlying assets. Actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, will affect recognized expense and the recorded obligation in future periods, particularly in the case of Mittal Steel's U.S. and Canadian subsidiaries. Such accumulated unrecognized costs amounted to $1,103 million for pensions and $180 million for other post-employment benefits as of December 31, 2005.

Environmental and Other Contingencies

        Mittal Steel is currently engaged in the investigation and remediation of environmental contamination at a number of the facilities through which it operates. All of these are legacy obligations arising from acquisitions. Mittal Steel is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean up of soil and groundwater. Mittal Steel recognizes a liability for environmental remediation when it is likely that such remediation will be required and the amount can be estimated. Environmental liabilities assumed in connection with the acquisition of steel facilities and other assets are recorded at the present value of the estimated future payments. There are numerous uncertainties over both the timing and the ultimate costs that Mittal Steel expects to incur with respect to this work. Significant judgment is required in making these estimates and it is reasonable that others may come to different conclusions. If, in the future, Mittal Steel is required to investigate and remediate any currently unknown contamination and waste on properties that it owns, Mittal Steel may record significant additional liabilities. Also, if Mittal Steel estimates the cost to remediate currently known contamination and waste change, it will reduce or increase the recorded liabilities through credits or charges in the income statement. Mittal Steel does not expect these environmental issues to affect the utilization of its plants, now or in the future.

        The estimates of loss contingencies for environmental matters are based on various judgments and assumptions. These estimates typically reflect judgments and assumptions relating to the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to Mittal Steel or purchased assets from it subject to environmental liabilities. Mittal Steel also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. Mittal Steel regularly monitors environmental matters and estimated exposure to loss contingencies, reporting changes to the appropriate individuals and agencies, and modifying any disclosure of such matters and contingencies.

Impairment of Long-Lived Assets

        According to SFAS 144, an impairment loss must be recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the expected sum of the undiscounted cash flows over its remaining useful life. Additionally, Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting For Investment in Common Stock", requires that a loss in value of an equity method investment that is other than a temporary decline should be recognized. Mittal Steel continues to monitor both internal and external factors which could result in an impairment of long-lived assets or a loss in value of an equity method investment.

A.    Operating Results

        The following discussion and analysis should be read in conjunction the Mittal Steel Consolidated Financial Statements included in this annual report.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Summary

        The following events that occurred in 2004 and 2005 had a significant effect on Mittal Steel's historical results of operations during the period:

  •
  The acquisition of Mittal Steel Kryviy Rih, whose results were included from November 26, 2005;

  •
  The acquisition of Mittal Steel USA ISG Inc., whose results were included from April 15, 2005;

  •
  The acquisition of Mittal Steel Zenica, whose results were included from December 10, 2004;

  •
  The acquisition of Mittal Steel Skopje, whose results were included from May 7, 2004;

  •
  The acquisition of RZR Ljubija, whose results were included from August 12, 2004;

  •
  The acquisition of Mittal Steel Hunedoara, whose results were included from April 5, 2004; and

  •
  The acquisition of Mittal Steel Poland, whose results were included from March 5, 2004.

        As a result, prior period results may not be entirely comparable.

Results of Operations

        The key performance indicators which management uses to analyse operations are sales, average selling price, shipments, cost of sales (excluding depreciation) per ton, and operating income. Management's analysis of liquidity and capital resources is driven by working capital and operating cash flows. The following analysis presents key performance indicators by each geographic region. The operating income analysis is carried out for Mittal Steel as a whole.

Sales, Shipments and Average Selling Prices

        During the year ended December 31, 2005, Mittal Steel's sales increased to $28.1 billion as compared to $22.2 billion for the year ended December 31, 2004 primarily due to the inclusion of Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih. The following table gives a summary of sales at Mittal Steel in its regions for the year ended December 31, 2005 compared to the year ended December 31, 2004:

	Sales for the Year ended December 31,(1)		Changes in
Region				Steel Shipments	Average Steel Selling Price
	2005	2004	Sales
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Americas(2)	12,467	6,560	90	69	18
Europe(3)	9,762	9,905	(1)	(4)	6
Asia & Africa	7,683	7,648	0	(4)	6

(1)
Amounts are prior to inter-company eliminations and include non-steel sales.

(2)
Includes results of Mittal Steel USA ISG Inc. from April 15, 2005.

(3)
Includes results of Mittal Steel Poland from March 5, 2004, Mittal Steel Zenica from December 10, 2004, Mittal Steel Hunedoara from April 5, 2004, Mittal Steel Skopje from May 7 2004, Ljubija Mines from August 12, 2004 and Mittal Steel Kryviy Rih from November 26, 2005.

        Excluding the effects of the acquisition of Mittal Steel USA Inc., Mittal Steel Kryviy Rih, Mittal Steel Poland, Mittal Steel Skopje, Mittal Steel Hunedoara, Mittal Steel Zenica and Ljubija Mines, sales decreased in Mittal Steel to $17.8 billion for the year ended December 31, 2005, as compared to $18.4 billion for the year ended December 31, 2004.

        Average selling prices increased by 11% for the year ended December 31, 2005 as compared to the year ended December 31, 2004. Excluding the effects of the acquisition of Mittal Steel USA Inc., Mittal Steel Kryviy Rih, Mittal Steel Poland, Mittal Steel Skopje, Mittal Steel Hunedoara, Mittal Steel Zenica and Ljubija Mines, average selling prices increased in Mittal Steel by 9% for the year ended December 31, 2005, as compared to the year ended December 31, 2004.

        Mittal Steel's shipments increased to 49.2 million tons for the year ended December 31, 2005, as compared to 42.1 million tons for the year ended December 31, 2004. Excluding the effects of the acquisition of Mittal Steel USA Inc., Mittal Steel Kryviy Rih, Mittal Steel Poland, Mittal Steel Skopje, Mittal Steel Hunedoara, Mittal Steel Zenica and Ljubija Mines, shipments decreased in Mittal Steel to 32.9 million tons for the year ended December 31, 2005, as compared to 36.1 million tons for the year ended December 31, 2004.

  Americas

        Sales in the Americas region were higher at $12,467 million for the year ended December 31, 2005, as compared with $6,560 million for the year ended December 31, 2004. Excluding Mittal Steel USA ISG Inc., sales were lower in the Americas region at $6,077 million for the year ended December 31, 2005, as compared with $6,560 for the year ended December 31, 2004. The decrease in sales was due to a reduction in shipments by 12%, partly offset by average selling price increases of 9%.

        Total steel shipments in the Americas region increased to 20.5 million tons for the year ended December 31, 2005, as compared with 12.1 million tons at December 31, 2004. Excluding Mittal Steel USA ISG Inc., shipments decreased to 10.7 million tons for the year ended December 31, 2005, as compared with 12.1 million for the year ended December 31, 2004.

        In the Americas region, average selling price increased by 18% for the year ended December 31, 2005, as compared with the year ended December 31, 2004. Excluding Mittal Steel USA ISG Inc., average selling price increased by 9% for the similar period.

  Europe

        Sales in the European region decreased to $9,762 million for the year ended December 31, 2005, as compared with $9,905 million for the year ended December 31, 2004. Excluding acquisitions (Mittal Steel Poland, Mittal Steel Zenica, Mittal Steel Hunedoara, Mittal Steel Skopje, Ljubija Mines and Mittal Steel Kryviy Rih), sales decreased to $5,855 million for the year ended December 31, 2005 as compared with $6,111 million for the year ended December 31, 2004. The decrease in sales is due in part to lower shipments (by 11%) and lower revenues from coke sales, partly offset by improved prices of 13%.

        Total steel shipments decreased to 17.2 million tons for the year ended December 31, 2005 as compared with 18.0 million tons for the year ended December 31, 2004. Excluding acquisitions, shipments were 10.7 million tons for the year ended December 31, 2005 as compared to 12.0 million tons for the year ended December 31, 2004.

        In the European region, the average selling price increased by 6% for the year ended December 31, 2005 as compared with the year ended December 31, 2004. Excluding recent acquisitions during the year ended December 31, 2005, the average selling price in the European region increased by 13%. The price improvement was primarily due to improved product mix.

  Asia & Africa

        In the Asia & Africa region, sales increased to $7,683 million for the year ended December 31, 2005 as compared with $7,648 million for the year ended December 31, 2004.

        Shipments decreased to 11.5 million tons for the year ended December 31, 2005 as compared with 11.9 million tons for the year ended December 31, 2004, primarily due to a fire in the hot rolling mill area at the Mittal Steel Temirtau facility on February 17, 2005 (resulting in the loss of 52 days of production and several additional days of partial interruption).

        The average selling price increased by 6% for the year ended December 31, 2005 compared to the year ended December 31, 2004. Price improvement from an improved product mix partly compensated for higher input costs.

Cost of Sales (excluding depreciation)

        The average cost of sales (excluding depreciation) per ton for Mittal Steel increased by 28% for the year ended December 31, 2005, as compared with the year ended December 31, 2004. Excluding the effects of acquisitions during 2005, average cost of sales (excluding depreciation) per ton increased by 21% for the year ended December 31, 2005, as compared with the year ended December 31, 2004. These increases were primarily the result of a significant increase in input costs, both raw materials and energy, reflecting the general state of the market in a time of high demand, particularly from China.

  Americas

        In the Americas region, average cost of sales (excluding depreciation) per ton increased by 33% for the year ended December 31, 2005, as compared with the year ended December 31, 2004. Excluding Mittal Steel USA ISG Inc., average cost of sales (excluding depreciation) per ton increased by 17% for the year ended December 31, 2005 as compared with the year ended December 31, 2004.

        The increase in average cost of sales (excluding depreciation) per ton in the Americas region was primarily due to higher input costs, both raw materials and energy, as well as the increase in employee costs including profit sharing, and higher absorption of fixed costs due to lower shipments.

  Europe

        In the European region, average cost of sales (excluding depreciation) per ton increased by 19% for the year ended December 31, 2005, as compared with the year ended December 31, 2004. Excluding acquisitions, average cost of sales (excluding depreciation) per ton increased by 27% for the year ended December 31, 2005, as compared with the year ended December 31, 2004. Average cost of sales (excluding depreciation) per ton increased at European subsidiaries due to higher input costs, both raw materials and energy and higher absorption of fixed costs due to lower shipments.

  Asia & Africa

        In the Asia & Africa region, average cost of sales (excluding depreciation) per ton increased by 24% for the year ended December 31, 2005, as compared with the year ended December 31, 2004. The increase in average cost of sales (excluding depreciation) per ton was due to higher input costs, both raw materials and energy, as well as the impact of the weakening of the U.S. dollar against the Kazak tenge and South African rand.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased for the year ended December 31, 2005, to $1,062 million as compared to $804 million for the year ended December 31, 2004, primarily due to the impact of the newly acquired subsidiaries.

Operating Income

        The following table gives a summary of the operating income and operating margin of Mittal Steel for the year ended December 31, 2005, as compared with the year ended December 31, 2004:

	Operating Income Year ended December 31,		Operating Margin
Regions
	2005	2004	2005	2004
	(in $ millions)	(in $ millions)	(%)	(%)
Americas	1,423	1,583	11	24
Europe	976	1,965	10	20
Asia & Africa	2,265	2,399	29	31

  Americas

        Operating income for the year ended December 31, 2005 for the Americas region decreased to $1,423 million as compared with $1,583 million for the year ended December 31, 2004. Excluding Mittal Steel USA ISG Inc., operating income decreased to $980 million for the year ended December 31, 2005, as compared with $1,583 million for the year ended December 31, 2004. The primary reason was cost increases, partly offset by selling price increases.

  Europe

        Operating income for the year ended December 31, 2005 for the European region decreased to $976 million as compared with $1,965 million for the year ended December 31, 2004. Excluding acquisitions, operating income decreased to $791 million for the year ended December 31, 2005, as compared with $1,072 million for the year ended December 31, 2004. The primary reason was cost increases, partly offset by selling price increases.

  Asia & Africa

        Operating income for the year ended December 31, 2005 for the Asia & Africa region decreased to $2,265 million, as compared with $2,399 million for the year ended December 31, 2004. The primary reason was cost increases, partly offset by selling price increases.

Financing Costs

        Net interest expense (interest expenses less interest income) was 22% higher for the year ended December 31, 2005, at $229 million as compared with $187 million for the year ended December 31, 2004. Interest expense increased primarily due to the increased borrowing for the acquisition of, and assumption of debt at, Mittal Steel USA and Mittal Steel Kryviy Rih, as well as the increase in base interest rates.

Net Gain or Loss from Foreign Exchange

        Mittal Steel uses the U.S. dollar as its reporting currency. Movements in the exchange rates of the currencies of the countries in which Mittal Steel has operations versus the U.S. dollar have an impact on the earnings of Mittal Steel. Such exchange rate movements affect both revenues and costs.

        Net gain from foreign exchange for the year ended December 31, 2005, was $40 million as compared with an exchange loss of $20 million for the year ended December 31, 2004.

Income Tax

        Mittal Steel recorded a consolidated current tax expense of $663 million in the year ended December 31, 2005 as compared to $731 million in the year ended December 31, 2004. Consolidated deferred tax expenses were $155 million in the year ended 2005, as compared to an expense of $86 million in 2004. The effective tax rate increased to 17% in the year ended December 31, 2005, as compared to 13% in the year ended December 31, 2004, on income before taxes of $4,703 million and $6,133 million, respectively. This increase in the aggregate tax rate is primarily due to the addition of newly acquired operating subsidiaries that have relatively high tax expenses.

        Mittal Steel Temirtau and the Government of Kazakhstan signed an agreement that fixed its corporate income tax payments for the years 2005 through 2009. Under these agreements, Mittal Steel Temirtau is entitled to lower taxes based on certain capital expenditure programs.

        The Company signed an amendment to the Mittal Steel Galati share purchase agreement resulting in termination of the five-year exemption to pay corporate income tax and other economic incentives previously provided to Mittal Steel Galati. This amendment had an impact beginning on January 1, 2005.

Minority Interest

        Minority interest in income of subsidiaries amounted to $520 million for the year ended December 31, 2005, as compared with $615 million for the year ended December 31, 2004. Lower minority interest is due to lower income for the year ended December 31, 2005, as compared with the year ended December 31, 2004. This consisted of the shares of minority shareholders in the net income of Mittal Steel South Africa, Mittal Steel Ostrava, Mittal Steel Poland and Mittal Steel Annaba.

Net Income

        Mittal Steel's net income for the year ended December 31, 2005 decreased to $3,365 million as compared with $4,701 million for the year ended December 31, 2004. This decrease was due to lower operating income, higher financing costs and a higher tax charge, partly offset by a lower minority interest, as discussed above.

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

  •
  The results of Mittal Steel Poland were included from March 5, 2004, the date of its acquisition by Mittal Steel.

  •
  Mittal Steel acquired Mittal Steel Ostrava on January 31, 2003. Therefore the relevant results of operations of Mittal Steel Ostrava for 2003 are included only for the eleven months ended December 31, 2003.

  •
  Mittal Steel acquired controlling interests in Mittal Steel Iasi in July 2003, Mittal Steel Roman in December 2003 and Mittal Steel Hunedoara in April 2004.

  •
  Mittal Steel acquired Mittal Steel Skopje (formerly known as RZ Valavnica Z.A. Lenti a.d. and RZ Ladna Valavnica a.d.) in May 2004.

  •
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

Results of Operations

        The key performance indicators which Mittal Steel's management uses to analyze operations are sales, average selling price, shipments, cost per ton and operating income. Management's analysis of liquidity and capital resources is driven by working capital and operating cash flow. The following analysis presents key performance indicators by each geographic region. The gross profit and operating income analyses are carried out for Mittal Steel as a whole.

Sales, Shipments and Average Selling Prices

        During the year ended December 31, 2004, Mittal Steel experienced benefits from the continued increase in the global demand and prices for steel beginning in 2004. Sales of Mittal Steel increased to $22.2 billion for the year ended December 31, 2004, compared to $9.6 billion for the year ended December 31, 2003. The following table gives a summary of sales for each of Mittal Steel's regions:

	Sales for the Year ended December 31,(1)		Changes in
Region				Steel Shipments	Average Steel Selling Price
	2004	2003	Sales
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Americas	6,560	4,072	61	4	51
Europe(2)	9,905	3,800	161	68	59
Asia & Africa(3)	7,648	2,275	236	132	52

(1)
Amounts are prior to inter-company eliminations and include non-steel sales.

(2)
Includes results of Mittal Steel Ostrava from January 31, 2003 and Mittal Steel Poland from March 5, 2004 and other subsidiaries as discussed above.

(3)
Includes results of Mittal Steel South Africa from January 2004.

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

        Mittal Steel's shipments increased to 42.1 million tons for the year ended December 31, 2004 compared to 27.4 million tons for the year ended December 31, 2003. Excluding the effects of Mittal Steel Poland, Mittal Steel Ostrava, Mittal Steel South Africa and the other subsidiaries, shipments increased to 25.6 million tons in December 31, 2004 from 24.5 million tons for the year ended December 31, 2003. The increase in shipments was due to the strong demand for steel.

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

        The average selling price in the Americas region increased by 51% for the year ended December 31, 2004 compared to the similar period in 2003.

        Total shipments in the Americas region increased to 12.1 million tons for the year ended December 31, 2004 from 11.6 million tons for the year ended December 31, 2003 largely due to the increase in demand as well as the benefits derived following completion of the reline of Blast Furnace No. 7 at Mittal Steel USA.

  Europe

        During the year ended December 31, 2004, Mittal Steel completed the acquisition of Mittal Steel Poland. Due to its experience in augmenting its business through strategic acquisitions, Mittal Steel believes that it has been able to successfully manage the integration of Mittal Steel Poland into its business.

        For the year ended December 31, 2004, sales in the European region increased to $9,905 million as compared to $3,800 million for the year ended December 31, 2003.

        Excluding the effects of the subsidiaries acquired during the year ended December 31, 2004, for the year ended December 31, 2004, sales in the European region increased to $3,787 million as compared to $2,628 million for the year ended December 31, 2003. The average selling price in the European region increased by 59% for the year ended December 31, 2004 compared to the similar period in 2003. Excluding the effect of Mittal Steel Poland, Mittal Steel Ostrava and the other subsidiaries acquired during the year ended December 31, 2004, the average selling price in the European region increased by 54% for the year ended December 31, 2004 compared to a similar period in 2003 due to increased global demand for steel products and improved product mix. In addition, the strength of the Euro against the U.S. dollar resulted in a higher average selling price in U.S. dollars.

        Shipments in the European region increased to 18.0 million tons for the year ended December 31, 2004 from 10.7 million tons for the year ended December 31, 2003. Excluding the impact of Mittal Steel Poland, Mittal Steel Ostrava and the other subsidiaries acquired during the year ended December 31, 2004, shipments increased to 8.4 million tons for the year ended December 31, 2004 from 7.8 million tons for the year ended December 31, 2003. Shipments increased across most product lines driven by strong global demand.

  Asia & Africa

        Sales in the Asia & Africa region for the year ended December 31, 2004 increased to $7,648 million compared to $2,275 million for the year ended December 31, 2003. Excluding the effect of the consolidation of Mittal Steel South Africa in the Asia & Africa region, for the year ended December 31, 2004, sales increased to $4,046 million from $2,275 million for the year ended December 31, 2003. This was largely due to higher prices. In addition, the strength of the South African rand against the U.S. dollar resulted in a higher average selling price in U.S. dollars.

        The average selling price in the Asia & Africa region increased by 52% for the year ended December 31, 2004 compared to the similar period in 2003. Excluding the impact of Mittal Steel South Africa, average selling prices increased by 45% for year ended December 31, 2004 as compared to the year ended December 31, 2003.

        Shipments in the Asia & Africa region increased to 11.9 million tons for the year ended December 31, 2004 from 5.1 million tons for the year ended December 31, 2003. Excluding the impact of the consolidation of Mittal Steel South Africa, shipments in the Asia & Africa region remained flat at 5.1 million tons between December 31, 2004 and December 31, 2003.

Cost of Sales (excluding depreciation)

        Due to the increase in the cost of key inputs, such as iron ore, scrap, electricity, natural gas and transportation, the average cost of sales (excluding depreciation) per ton for Mittal Steel increased by 31% for the year ended December 31, 2004, compared to the year ended December 31, 2003.

        Excluding the effects of average cost of sales (excluding depreciation) per ton related to Mittal Steel Poland, Mittal Steel Ostrava, Mittal Steel South Africa, and other subsidiaries acquired during 2004, Mittal Steel's average cost of sales (excluding depreciation) per ton increased by 30% for the year ended December 31, 2004, compared to the year ended December 31, 2003. This increase in cost was largely due to the higher cost of raw materials and other key inputs driven by an increasingly strong sellers' market for these inputs.

  Americas

        In the Americas region, the average cost of sales (excluding depreciation) per ton increased by 22% for the year ended December 31, 2004, compared to the year ended December 31, 2003. This was largely due to an increase in the cost of key inputs, such as coke, coal, scrap and alloys. In addition, at Mittal Steel USA labor costs were higher in 2004 as compared to the 2003, due to increases in employee profit sharing and pension expense. The appreciation of the Canadian dollar against the U.S. dollar also resulted in a higher cost per ton in U.S. dollars.

  Europe

        Average cost of sales (excluding depreciation) per ton in the European region, increased by 41% for the year ended December 31, 2004, compared to the year ended December 31, 2003. Excluding the effects of subsidiaries acquired during 2004, Mittal Steel's average cost of sales (excluding depreciation) per ton increased by 35% for the year ended December 31, 2004, compared to the year ended December 31, 2003. This increase was primarily due to increases in the cost of key raw materials such as scrap, iron ore, coal, coke, energy and ferro alloy. In addition, the significant appreciation of the Euro and other relevant currencies against the U.S. dollar resulted in a higher cost in U.S. dollars.

  Asia & Africa

        Average cost of sales (excluding depreciation) per ton in the Asia & Africa region increased by 87% for the year ended December 31, 2004, compared to the year ended December 31, 2003. Excluding the inclusion of Mittal Steel South Africa, average cost of sales (excluding depreciation) per ton increased by 37% during 2004. Average cost of sales (excluding depreciation) per ton increased due to increases in the cost of purchased metallics and other raw materials. In addition, the strength of the South African rand against the U.S. dollar also resulted in a higher cost in U.S. dollar.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses at Mittal Steel increased by 118% for the year ended December 31, 2004, compared to the year ended December 31, 2003, primarily due to higher levels of sales activity, as well as higher costs of logistics. Excluding the acquisition of Mittal Steel Poland, Mittal Steel Ostrava, Mittal Steel South Africa and other subsidiaries acquired during 2004, selling, general and administrative expenses increased by 32%.

Operating Income

        Operating income at Mittal Steel increased to $6.1 billion for the year ended December 31, 2004, compared to $1.3 billion for the year ended December 31, 2003.

        Excluding the impact of the subsidiaries acquired during 2004, operating income increased to $3.8 billion from $1.2 billion for the year ended December 31, 2003. This increase was largely due to a higher average selling price that more than offset the increases in costs, and the inclusion of the subsidiaries acquired during 2004.

        The following table gives a summary of the operating income of Mittal Steel in its regions:

	Operating Income Year ended December 31,		Operating Margin
	2004	2003	2004	2003
	(in $ millions)	(in $ millions)	(%)	(%)
Region
Americas	1,583	136	24	3
Europe	1,965	317	20	8
Asia & Africa	2,399	707	31	31

  Americas

        For the year ended December 31, 2004, compared to the year ended December 31, 2003, operating income in the Americas region increased to $1,583 million from $136 million largely due to increased gross profit (as discussed above) and a reduction in property tax.

  Europe

        For the year ended December 31, 2004, compared to the year ended December 31, 2003, operating income in the European region increased to $1,965 million from $317 million. Excluding the impact of Mittal Steel Poland, Mittal Steel Skopje, and Mittal Steel Hunedoara, for the year ended December 31,

2004, compared to the year ended December 31, 2003, operating income increased to $588 million from $193 million, largely due to increased gross profit (as discussed above).

  Asia & Africa

        Operating income in the Asia & Africa region for the year ended December 31, 2004, compared to the year ended December 31, 2003, increased to $2,399 million from $707 million. Excluding the impact of Mittal Steel South Africa, operating income in the Asia & Africa region increased to $1,341 million from $707 million, largely due to increased gross profit (as discussed above).

Financing Costs

        Net interest expense at Mittal Steel increased to $187 million for the year ended December 31, 2004, as compared to $175 million for the year ended December 31, 2003 primarily due to refinancing of debt at Inland.

Income Tax

        Mittal Steel's consolidated income tax expense amounted to $817 million for the year ended December 31, 2004, as compared to $184 million for the year ended December 31, 2003. In both 2004 and 2003, the effective tax rate was approximately 13% on income before taxes of $6,133 million and $1,400 million, respectively. The effective tax rate in 2004 differed from the weighted average combined statutory rate of 22%, mainly as a result of reductions in valuation allowances against tax loss carryforwards, which accounted for 56% of the difference, and tax holiday benefits, which accounted for an additional 33% of the difference.

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

        The Company signed an amendment to the Mittal Steel Galati share purchase agreement resulting in termination of a five year exemption to pay corporate income tax and other economic incentives previously provided to Mittal Steel Galati. This amendment has prospective impact beginning January 1, 2005. Mittal Steel Annaba and Mittal Steel Tebessa are exempt from corporate tax for a period of 10 years commencing from October 2001, provided certain commitments are met as specified in Note 13 to the Mittal Steel Consolidated Financial Statements.

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

B.    Liquidity and Capital Resources

        Mittal Steel's principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

        In management's opinion, Mittal Steel's financing facilities are adequate for its present requirements. As Mittal Steel is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries' ability to pay dividends.

        As of December 31, 2005, the Company's cash and cash equivalents, restricted cash and short-term investments, amounted to $2.1 billion ($2.6 billion at December 31, 2004). Restricted cash as of December 31, 2005 was $100 million as compared to $138 million as of December 31, 2004. In addition, the Company, including its operating subsidiaries, had available borrowing capacity of $1.5 billion as at December 31, 2005.

        As of December 31, 2005, Mittal Steel's total debt, which includes long-term debt, short-term debt, dividends payable and borrowings under working capital facilities, was $8.3 billion, compared to $3.6 billion as at December 31, 2004. Most of the external debt is borrowed by the parent company on an unsecured basis. As of December 31, 2005, Mittal Steel's external debt bears interest at varying levels based on a combination of fixed and variable interest rates. Under some of the loan agreements and bonds outstanding, Mittal Steel's operating subsidiaries are required to comply with certain financial covenants. As of December 31, 2005, Mittal Steel's operating subsidiaries were in compliance with all such covenants. Mittal Steel has also guaranteed $0.9 billion of debt of its operating subsidiaries and some of these guarantees have provisions whereby a default by one operating subsidiary could, under certain circumstances, lead to defaults at other operating subsidiaries. Any possible invocation of any of these guarantees could cause some or all of the other guaranteed debt to accelerate, creating severe liquidity pressures. In addition, the Company has also guaranteed approximately $76 million of certain debts at its joint ventures I/N Tek and I/N Kote.

        On February 14, 2006, the Company's Board of Directors declared an interim dividend of $0.125 per share payable on March 15, 2006, and decided to propose to the general meeting of shareholders to amend the dividend policy going forward to a quarterly dividend of $0.125 per share. This dividend has since been paid.

        On February 24, 2006, Mittal Steel USA issued a notice of redemption for the $150 million outstanding principal amount of its Senior Secured Floating Rate Notes due 2010 at a redemption price equal to 103% of the outstanding principal amount. The Notes will be redeemed on April 1, 2006.

        On January 30, 2006, the Company entered into an approximate $6 billion (€5 billion) credit agreement with a group of lenders to finance the cash portion of the offer for Arcelor along with related transaction costs.

        On January 30, 2006, the Company entered into an approximate $3.6 billion (€3 billion) credit agreement with the same group of lenders to refinance the 2005 Bridge Finance Facility.

        On January 19, 2006, Moody's Investors Services affirmed Mittal Steel's Corporate Family Rating at Baa3 and upgraded Mittal Steel's senior unsecured rating to Baa3 from Ba1. At the same time, Moody's upgraded certain debt instruments issued by Ispat Inland and Mittal Steel USA ISG. On April 18, 2005, Standard & Poor's ("S&P") Rating Services upgraded Mittal Steel's long-term corporate credit rating to BBB+ from BBB. At the same time, the long-term corporate credit and senior secured debt ratings on Ispat Inland were raised to BBB from BBB-, and the senior secured debt ratings on Mittal Steel Europe S.A. were raised to BBB from BBB-. On February 11, 2005, Fitch Ratings assigned a BBB senior unsecured rating and a "F2" short-term rating to Mittal Steel. After the announcement of the acquisition of Mittal Steel Kryviy Rih, Fitch affirmed their credit ratings, while S&P issued a "credit watch with negative implications". On December 23, 2005, S&P reaffirmed its long-term credit rating for Mittal Steel of BBB+ and removed the credit watch with negative implications.

        Following Mittal Steel's announcement of Mittal Steel's offer to acquire a controlling stake in Arcelor, Moody's Investors Service placed Mittal Steel's Baa3 Corporate Family Rating, as well as the Ba1 ratings of the debt of its subsidiaries, on credit review for possible downgrade, and Standard & Poor's Rating Services placed its BBB+ long-term credit rating for Mittal Steel on credit watch with negative implications. Fitch has also placed Mittal Steel's credit rating on negative ratings watch.

        On December 30, 2005, the Company signed a five-year $800 million Committed Multicurrency Letter of Credit and Guarantee Facility. The facility is to be used by the Company and its subsidiaries for the issuance of letters of credit and financial guarantees.

        On December 23, 2005, Mittal Steel Europe S.A. gave notice to redeem its euro-denominated senior secured notes due February 2011, which were bearing interest at 11.875%. The €70 million (approximately $82 million) principal amount outstanding was repaid on February 1, 2006 at 105.938% of par value.

        On November 22, 2005, the Company entered into an agreement with the Indiana Finance Authority to issue Environmental Improvement Revenue Refunding Bonds, Series 2005 in a principal amount of approximately $51 million.

        On October 19, 2005, we finalized the 2005 Bridge Finance Facility, which was amended on November 2, 2005. The 2005 Bridge Finance Facility provides for two $1.75 billion term unsecured loan facilities with floating rate interest periods of one, two, three or six months or any other period agreed to between us and the lenders. The loan facilities bear interest at LIBOR plus a margin based on a rating grid, similar to the 2005 Credit Facility. The 2005 Bridge Finance Facility matures on October 18, 2006 unless extended in accordance with its terms. We used the proceeds of this facility to partially fund the acquisition of Kryvorizhstal. As of December 31, 2005, $3.5 billion was drawn under the 2005 Bridge Finance Facility.

        On April 7, 2005, Mittal Steel finalized a $3.2 billion unsecured 2005 Credit Facility, of which $2.75 billion was drawn and outstanding as of December 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sources and Uses of Cash

        The following table presents a summary of cash flow of Mittal Steel:

	Summary of Cashflow
	Year ended December 31,
	2005	2004
	(in $ millions)
Net cash provided from operating activities	3,974	4,611
Net cash used in investing activities	(7,612)	(801)
Net cash provided by (used in) financing activities	3,349	(2,329)

Net Cash Provided from Operating Activities

        For the year ended December 31, 2005, cash flow from operations decreased to $3,974 million as compared with $4,611 million for the year ended December 31, 2004, primarily due to lower net income. During 2005, net working capital increased by $387 million primarily due to reduction in accrued expenses, partly offset by reduction in trade accounts receivables.

Net Cash Used in Investing Activities

        Net cash used in investing activities was $7,612 million, primarily for the acquisition of net assets of subsidiaries, net of cash and capital expenditures. Acquisition of assets was primarily at Mittal Steel Kryviy Rih. Capital expenditures in 2005 were $1,181 million as compared to $898 million in 2004. This was due in part to capital expenditures on: Mittal Steel Poland—Construction in progress of Hot-strip mill; Building of Coke Oven Battery No. 11 and auxiliary facilities;Modernization of Blast Furnace No. 2; Mittal Steel Galati—Modernization of Blast Furnace No. 3; Modernization of Blast Furnace No. 5; Mittal Steel Temirtau-Slab Caster and Convertor Shop; and Mittal Steel USA ISG—Continuous Anneal Line to Hot Dip Galvanize Conversion—Step 2 of 2.

Net Cash Provided by (Used in) Financing Activities

        Net cash provided by financing activities was $3,349 million as compared to $2,329 million used in financing activities in 2004, primarily due to net addition of loans from banks, partly offset by dividend payments to Richmond Investment Holdings Limited, the parent company's shareholder, which was a condition precedent to Ispat International's acquisition of LNM Holdings. There were dividend payments to the shareholders of the Company as well to the shareholders of its South African subsidiary.

        As of December 31, 2005, it is estimated that Mittal Steel had approximately $2.0 billion of scheduled debt amortization between 2006 and 2007 (without taking into account the impact of Mittal Steel's offer to acquire Arcelor).

Working Capital Facilities

        At December 31, 2005, Mittal Steel's cash and cash equivalents, including restricted cash of $100 million, amounted to $2,149 million, as compared to $2,634 million inclusive of restricted cash of $138 million at December 31, 2004. In addition, Mittal Steel and its operating subsidiaries had available borrowing capacity under their various credit lines, including receivable factoring and securitization facilities, of $1.5 billion, as compared to $1.5 billion at December 31, 2004. The following table gives a summary of the credit facilities of Mittal Steel:

	Limit		Utilization		Availability
	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004
	(in $ millions)		(in $ millions)		(in $ millions)
Region
Americas	98	589	70	181	28	408
Europe	1,632	698	1,098	496	534	201
Asia & Africa	604	827	25	121	579	705

Factoring and Securitization

        In addition to the credit facilities listed above, certain of Mittal Steel's European subsidiaries were parties to receivables factoring and securitization facilities as per follows:

	Limit		Utilization		Availability
	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004
	(in $ millions)		(in $ millions)		(in $ millions)
Region
Americas	130	—	1	—	129	—
Europe	263	284	48	144	215	140
Asia & Africa	—	—	—	—	—	—

Debt

        Mittal Steel's total debt, (both long- and short-term) was $8,308 million at December 31, 2005. The corresponding amount as at December 31, 2004 was $3,630 million (including dividends payable).

        Most of the debt of Mittal Steel's operating subsidiaries is secured by liens on specified assets of the relevant subsidiary and carries interest rates at varying levels based on a combination of fixed and variable interest rates. Most of the loan agreements require Mittal Steel's subsidiaries to comply with certain financial and other covenants. At December 31, 2005, all Mittal Steel's operating subsidiaries were in compliance with all such covenants.

        Approximately $0.9 billion of the above debt was guaranteed by Mittal Steel.

        A description of certain of the basic terms of our outstanding long-term debt as of December 31, 2005 is set forth above and in Note 9 to the Mittal Steel Consolidated Financial Statements.

Mittal Steel USA Pension Funding

        Mittal Steel USA has made cash contributions to its pension plan of approximately $600 million from 1998 through December 31, 2005, including $175 million during 2005.

        For further details concerning Mittal Steel's pension plans, please refer to Note 12 to the Mittal Steel Consolidated Financial Statements.

Shareholders' Equity

        Shareholders' equity increased to $10,150 million at December 31, 2005.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Sources and Uses of Cash

        Mittal Steel's principal sources of liquidity are cash generated from operations and various working capital credit lines at its operating subsidiaries. In management's opinion, Mittal Steel's working capital is sufficient for its present requirements. A summary of the cash flow is given below:

	Summary of Cashflow
	Year ended December 31,
	2004	2003
	(in $ millions)
Net cash provided from operating activities	4,611	1,438
Net cash used in investing activities	(801)	(814)
Net cash used in financing activities	(2,329)	(282)

Net Cash Provided from Operating Activities

        Cash flow from operating activities at Mittal Steel increased to $4,611 million for the year ended December 31, 2004, compared to $1,438 million for the year ended December 31, 2003, due to higher net income partially offset by higher working capital.

        Net working capital at Mittal Steel increased by $1.2 billion for the year ended December 31, 2004, as compared to the year ended December 31, 2003, due to higher levels of inventory and accounts receivable to support the higher levels of operations and sales, partly offset by increased trade payables and increased accrued expense and other liabilities. A significant portion of the increase was also attributable to the inclusion of Mittal Steel South Africa and Mittal Steel Poland in 2004.

Net Cash Used in Investing Activities

        Net cash used in investing activities at Mittal Steel was $801 million for the year ended December 31, 2004, as compared to $814 million for the year ended December 31, 2003.

        Capital expenditures of Mittal Steel in 2004 were $898 million. Some major projects included in this were: Mittal Steel Temirtau—construction of a new Slab Caster and reconstruction of Blast Furnace No. 4; Mittal Steel Galati—modernization of Pickling Line CRM1 and continuous Casting Machine No. 1 and reconstruction of Battery No. 4; Mittal Steel South Africa—installation of a Pulverized Coal Injection ("PCI") plant; Mittal Steel Poland—modernization of four top charging coke oven batteries and a PCI system; Mittal Steel Lázaro Cárdenas—RHTL degasser and installation of a new Oxygen Plant; and Mittal Canada—restart of DRI module No. 1.

Net Cash Used in Financing Activities

        Net cash used in financing activities at Mittal Steel was $2,329 million for the year ended December 31, 2004, as compared to $282 million for the year ended December 31, 2003. During the year ended December 31, 2004, Mittal Steel reduced borrowing by $1,521 million, while cash dividends amounted to $763 million.

Mittal Steel USA Pension Funding

        Mittal Steel USA has made cash contributions to its pension plan of approximately $425 million since 1998 through December 31, 2004, including $111.5 million during 2004.

        For further details concerning Mittal Steel's pension plans, please refer to Note 12 to the Mittal Steel Consolidated Financial Statements.

Shareholders' Equity

        Shareholders' equity increased to $5,846 million at December 31, 2004. In addition, during 2004, Mittal Steel repurchased 5.3 million of its own shares for $54 million (at an average price of $10.26).

C.    Research and Development, Patents and Licenses, etc.

        Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs are fully expensed as incurred.

D.    Trend Information

        All of the statements in this "Trend Information" section are subject to and qualified by the information set forth under the "Cautionary Statement Regarding Forward-Looking Statements." See also "Item 5—Operating and Financial Review and Prospects—Key Factors Affecting the Business".

Outlook for First Quarter 2006

        For the first quarter of 2006, we expect shipments to increase by approximately 10% (as compared to the fourth quarter of 2005) due to the inclusion of Mittal Steel Kryviy Rih for the full quarter, overall average selling prices to remain flat, and cost of sales to increase primarily due to the increase in natural gas costs. We expect operating income to be higher as compared to the fourth quarter of 2005.

Capital Expenditure and Investments

        On January 27, 2006, Mittal Steel launched an offer to acquire the outstanding shares and convertible bonds of a controlling interest in Arcelor. The consideration for the offer is a mix of cash and Mittal Steel shares. Under the offer as presented, the maximum amount of cash to be paid by Mittal Steel is €4.856 billion (approximately $5.9 billion), which Mittal Steel would finance through the approximately $6 billion (€5 billion) credit facility referenced under "Item 5B—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        On December 28, 2005, Mittal Steel Company announced that it was involved in discussions with Baotou Iron and Steel Group about a possible investment in this company.

        In connection with the acquisition of certain of its operating subsidiaries, Mittal Steel has made significant capital expenditure commitments and other commitments with various governmental bodies relating to the next few years. As of December 31, 2005, Mittal Steel and its subsidiaries had capital commitments outstanding of $1.5 billion under privatization contracts and $144 million under other major contracts.

        Mittal Steel has also made certain commitments relating to employees at certain of its operating subsidiaries. In many of these jurisdictions, it has agreed, in connection with the acquisition of interests in these subsidiaries, that it will not make collective dismissals for certain periods. These periods generally extend up to 10 years following the date of acquisition.

        Capital expenditure is expected to be higher in the year 2006 primarily due to expenditure on projects forming part of commitments made under various acquisition agreements, primarily in Europe, as well as product mix enhancements throughout the group. We expect to spend approximately $1.7 billion on capital expenditures in 2006, all of which is expected to be financed out of cash flow from operations.

Income Taxes

        Mittal Steel's combined effective tax rate is expected to increase in future years primarily due to the addition of the newly acquired operating subsidiaries that have relatively high tax expenses. The cash outflow on account of taxes is expected to increase in 2006.

Carbon Emissions Trading

        Under Directive 2003/87/ EC, or the Directive, dated October 13, 2003, the European Union established a scheme for greenhouse gas emission allowance trading within the European Community. The emission rights granted to Mittal Steel have been sufficient to cover the emissions produced.

E.    Off-Balance Sheet Arrangements

        Mittal Steel has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. In addition, Mittal Steel is not contingently liable for the debt of any of its affiliates or joint ventures except debt attributable to I/N Tek and I/N Kote where the Company has guaranteed $76 million as at December 31, 2005 ($113 million as at December 31, 2004).

        For a discussion of receivables factoring arrangements for the year ended December 31, 2005 as compared to the year ended December 31, 2004, refer to Note 20 of the Mittal Steel Consolidated Financial Statements.

F.     Tabular Disclosure of Contractual Obligations

        Mittal Steel has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2005, management believes that these commitments are not in excess of current market prices and reflect normal business operations. Mittal Steel had outstanding at December 31, 2005, various long-term obligations that will become due in 2006 and beyond.

        These various purchase commitments and long-term obligations will have an effect on Mittal Steel's future liquidity and capital resources. The table below shows, by major category of commitment and long-term obligations outstanding as of December 31, 2005, Mittal Steel's current estimate of their annual maturities (undiscounted).

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(amounts in $ millions)
Long-Term Debt Obligations—scheduled repayments—Note 9 to the Mittal Steel Consolidated Financial Statements	$8,164	$190	$3,684	$2,983	$1,307
Operating Lease Obligations—Note 16 to the Mittal Steel Consolidated Financial Statements	281	51	73	57	100
Environment Commitments(1) and asset retirement obligation—Note 14 and Note 17 to the Mittal Steel Consolidated Financial Statements	1,004	182	237	133	452
Purchase Obligations—Note 16 to the Mittal Steel Consolidated Financial Statements	15,343	2,340	2,731	2,113	8,159
Other Long-Term Liabilities	946	169	239	272	266
Acquisition/Investment Commitments—Note 16 to the Mittal Steel Consolidated Financial Statements	1,634	480	574	456	124
Total	$27,372	$3,412	$7,538	$6,014	$10,408

(1)
Mittal Steel may be subject to additional environmental liabilities not included in the table above.

        Estimated payments for long-term obligations have been determined by Mittal Steel based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by Mittal Steel based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2005. The ultimate timing of these future cash flows may differ due to events and circumstances that are out of the direct control of Mittal Steel. Also included are liabilities related to environmental matters, which are further discussed in Note 17 to the Mittal Steel Consolidated Financial Statements. For further details on commitments, please refer to Note 16 to the Mittal Steel Consolidated Financial Statements.

G.    Safe Harbor

        All information that is not historical in nature and disclosed under "Item 5—Operating and Financial Review and Prospects" is deemed to be a forward-looking statement. See "Cautionary Statement Regarding Forward-Looking Statements".

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The management of Mittal Steel's business is vested in its board of directors. Mr. Lakshmi N. Mittal is Chairman of the board of directors and Chief Executive Officer of Mittal Steel. In establishing Mittal Steel's strategic direction and corporate policies, Mr. Lakshmi N. Mittal is supported by members of Mittal Steel's senior management team with substantial professional and worldwide steel industry experience.

        Mittal Steel continues to have a strong emphasis on corporate governance. See "Item 6C—Board Practices—Corporate Governance". Five of Mittal Steel's nine directors are independent. Mittal Steel's Audit Committee, Nomination Committee and Remuneration Committee are comprised exclusively of independent directors.

Board of Directors

        Mittal Steel's Articles of Association provide that its board of directors shall consist of five or more class A, class B and class C directors (and comprised at all times of one class A director and at least two class C directors). Class A directors are appointed for a maximum period of four years starting on the day after the day of the annual general meeting of shareholders on which they are appointed and ending on the day of the annual general meeting of shareholders that will be held in the fourth year after their appointment. Class B and class C directors are appointed for a period of one year starting on the day after the annual general meeting of shareholders on which they are appointed and ending on the day of the annual general meeting of shareholders that will be held in the next year.

See "Item 6C—Board Practices". There are currently no class B directors on the Mittal Steel Board of Directors.

Name	Age(5)	Date Joined Board	Class/Term	Position within Mittal Steel
Lakshmi N. Mittal	55	May 1997	Class A—2008	Chairman of Mittal Steel's Board of Directors and Chief Executive Officer
Vanisha Mittal Bhatia	25	December 2004	Class A—2008	Member of Mittal Steel's Board of Directors
Lewis B. Kaden(3)(4)	63	April 2005	Class C—2006	Member of Mittal Steel's Board of Directors
René Lopez(3)(4)	60	November 2002	Class C—2006	Member of Mittal Steel's Board of Directors
Aditya Mittal	29	May 2000	Class A—2008	Member of Mittal Steel's Board of Directors, President and Chief Financial Officer
Muni Krishna T. Reddy(1)(2)(4)	60	November 2002	Class C—2006	Member of Mittal Steel's Board of Directors
Wilbur L. Ross, Jr.	68	April 2005	Class C—2006	Member of Mittal Steel's Board of Directors
Ambassador Andrés Rozental(1)(2)(3)(4)	60	July 1997	Class C—2006	Member of Mittal Steel's Board of Directors
Narayanan Vaghul(1)(2)(3)(4)	69	July 1997	Class C—2006	Member of Mittal Steel's Board of Directors

(1)
Audit Committee.

(2)
Nomination Committee.

(3)
Remuneration Committee.

(4)
Non-executive and independent directors.

(5)
Age as of December 31, 2005.

        The business address of each of the members of Mittal Steel's board of directors is Mittal Steel's offices at Hofplein 20, 3032 AC Rotterdam, The Netherlands.

Lakshmi N. Mittal

        is the Chairman of the board of directors and Chief Executive Officer of Mittal Steel. He is the founder of Mittal Steel and has been responsible for the strategic direction and development of the Company. He is also a non-executive director of Mittal Steel South Africa, an executive committee member of the International Iron and Steel Institute, a member of the Foreign Investment Council in

Kazakhstan, the International Investment Council in South Africa, the World Economic Forum's International Business Council, a director of ICICI Bank Ltd. and is on the Advisory Board of the Kellogg School of Management in the U.S. Mr. Mittal was awarded Fortune magazine's "European Businessman of the Year 2004' and was named "Entrepreneur of the Year' by The Wall Street Journal. He was previously named "Steel Maker of the Year' in 1996 by New Steel, a leading industry publication and was awarded the 8th honorary Willy Korf Steel Vision Award, the highest recognition for worldwide achievement in the steel industry. The award was presented by American Metal Market and World Steel Dynamics. Mr. Mittal has been chosen for the 2007 Dwight D. Eisenhower Global Leadership Award.

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

Lewis B. Kaden

        has approximately 38 years of experience in corporate governance, dispute mediation, labor and employment law, and economic policy. He is currently Vice Chairman and Chief Administrative Officer of Citigroup Inc. Prior to that, he was a partner at the law firm of Davis Polk & Wardwell, and served as Counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia's Center for Law and Economic Studies. He served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Directors of the Markle Foundation. He is a member of the Council on Foreign Relations and the moderator of the Business-Labor Dialogue. Mr. Kaden is a magna cum laude graduate of Harvard College and of Harvard Law School.

René Lopez

        has approximately 37 years of experience in international finance, manufacturing and marketing with multinational corporations including Alcatel-Alsthom, Cegelec and GEC Alsthom, where he has worked since 1966. He was President and General Manager of Alcatel-Alsthom, Cegelec Industries and GEC Alsthom Canada. During this time he held various directorships, notably at the Canadian standard association and the University of Quebec in Montreal. He received the Commemorative Medal for the 125th Anniversary of the Confederation of Canada. Currently Mr. Lopez is owner and President of Gesterel Inc. in Canada, a consultancy services boutique specializing in mergers and acquisitions, finance and technology transfer management as well as coaching for growing industrial firms.

Aditya Mittal

        is President and Chief Financial Officer of Mittal Steel. He joined the Company in January 1997 and has held various finance and management roles within the Company. In addition to these responsibilities Aditya was appointed Head of Mergers and Acquisitions for the Company in 1999. In this role, he led the Company's acquisition strategy, resulting in Mittal Steel's expansion into Central Europe, Africa and most recently the United States. This led to Mittal Steel emerging as the world's largest and most global steel producer, growing its steel making capacities fourfold. These acquisitions included Polskie Huty Stali in Poland, Nova Hut in Czech Republic, Sidex in Romania, Annaba in Algeria, Iscor in South Africa, and International Steel Group in the US. Prior to his Mergers and Acquistions responsibilities, in 1997, Aditya managed the initial public offering ("IPO") for Ispat

International NV. This deal was the largest ever IPO in the steel industry, raising over $775 million and receiving the "Equity Deal of the year" award. Aditya is also an active participant in various charitable organizations, most notably the National Society for the Prevention of Cruelty to Children ("NSPCC") in the United Kingdom, a Young Presidents' Organization member ("YPO"), and in 2005 was selected as one of the World Economic Forum's Young Global Leaders. He holds a Bachelor's Degree of Science in Economics from the Wharton School in Pennsylvania with concentrations in Strategic Management and Corporate Finance from where he graduated magna cum laude. He is the son of Mr. Lakshmi N. Mittal.

Muni Krishna T. Reddy

        has over 35 years of experience in financial services and he is presently the Chairman of State Bank of Mauritius Group (SBM Group), Chairman of Bank SBM Madagascar, Chairman of SBM Nedbank International Ltd and Deputy Chairman of Global Financial Services PLC Malta. He holds the following directorships: Director on the Boards of British American (Holdings) Ltd; British American International Corporation Ltd; India Growth Fund Inc, New York; Intercommercial Bank Ltd, Trinidad; Intercommercial Trust & Merchant Bank Ltd; Mauritius Telecom Ltd; Overseas Telecommunications Services Ltd, South East Asia Regional Fund. Mr. Reddy took over as Chairman of the SBM Group in October 2003, after having been the Chief Executive Officer for SBM Group for more than 16 years. Prior to taking over as Chief Executive Officer of SBM Group in 1987, Mr. Reddy worked in Singapore and India. Mr. Reddy was conferred in 1993 with the title "Grand Officer of the Order of the Star and Key of the Indian Ocean" (GOSK) by the Government of the Republic of Mauritius for distinguished services in Banking. Mr. Reddy also serves as a director of a number of subsidiaries of the Company.

Wilbur L. Ross, Jr.

        has served as the Chairman of the ISG board of directors since ISG's inception. Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position he has held since April 2000. Mr. Ross is also the Chairman and Chief Executive Officer of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, Asia Recovery Fund Co-Investment, Nippon Investment Partners and Absolute Recovery Hedge Fund. Mr. Ross is also the general partner of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, and Absolute Recovery Hedge Fund. Mr. Ross is also Chairman of Ohizumi Manufacturing Company in Japan, International Textile Group, International Coal Group and of Marquis Who's Who, Inc. in the United States, and Insuratex, Ltd. in Bermuda. Mr. Ross is a board member of the Turnaround Management Association, Nikko Electric Co. in Japan, Tong Yang Life Insurance Co. in Korea, and of Syms Corp., Clarent Hospital Corp. and News Communications Inc. in the United States. He is also Director of IAC Acquisition Corporation, Ltd. (UK) and of Compagnie Européenne de Wagons SARL (Luxembourg), Oxford Automotive (Denmark) and Safety Components International (US). He is Director of the Japan Society and of the Yale School of Management. Mr. Ross is also a member of the Business Roundtable. Previously, Mr. Ross served as the Executive Managing Director at Rothschild Inc., an investment banking firm, from October 1974 to March 2000. Mr. Ross was also formerly Chairman of the Smithsonian Institution National Board.

Ambassador Andrés Rozental

        has a long and distinguished career in the Mexican Diplomatic Service. Over the past 36 years, he has held various senior government and diplomatic posts including Ambassador of Mexico to the United Kingdom, Ambassador of Mexico to the Kingdom of Sweden, Ambassador, Permanent Representative to the United Nations in Geneva, as well as Deputy Foreign Minister of Mexico. From December 2000 to January 2002, he was Ambassador-at-Large and Special Presidential Envoy for

President Fox of Mexico. Ambassador Rozental has received several awards, including the Grand Cross of the Polar Star (Sweden) and the Grand Cross of the Civil Merit Order (Spain). He is also an officer of the National Order of Merit (France). Ambassador Rozental is currently a member of the board of managing directors of New India Investment Trust Ltd., Aeroplazas de Mexico and Inmobiliaria Fumisa. He is Chairman of the Board of Latinoamericana de Duty Free and the President of his own consulting firm, Rozental & Asociados in Mexico City. He is President of the Mexican Council on Foreign Relations and a trustee of the Universidad de las Americas and a Board member of the Latin American Advisor and the Pacific Council of International Policy.

Narayanan Vaghul

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

Senior Management

        The members of Mittal Steel's senior management as of December 31, 2005 are as set forth below. The number of members of Mittal Steel senior management has increased since 2004, following the growth of the Company.

Name	Age(1)	Position within Mittal Steel
Bhikam C. Agarwal	53	Managing Director, Controlling of Mittal Steel
Ashok Aranha	60	Director, Materials
Roeland Baan	49	Chief Executive Officer of Mittal Steel Europe
Vijay Bhatnagar	58	Chief Executive Officer of Mittal Steel Poland
William A. Brake Jr	45	Executive Vice President Operations Mittal Steel USA
Narendra Chaudhary	61	Chief Executive Officer of Mittal Steel Kryviy Rih
Arvind Chopra	41	Corporate Director, Internal Assurance
Nawal Kishore Choudhary	63	General Director and Chief Executive Officer of Mittal Steel Temirtau
Davinder Chugh	49	Chief Executive Officer of Mittal Steel South Africa
Simon Evans	42	General Counsel of Mittal Steel
Carlos Hernandez	51	General Cousel and Company Secretary—Mittal Steel USA
Richard Leblanc	63	President and Chief Executive Officer of Mittal Canada
Greg Ludkovsky	57	Chief Technology Offficer
Sudhir Maheshwari	42	Managing Director, Business Development and Treasury of Mittal Steel
Aditya Mittal	29	President and Group Chief Financial Officer of Mittal Steel
Lakshmi N. Mittal	55	Chief Executive Officer of Mittal Steel
Malay Mukherjee	58	Chief Operating Officer of Mittal Steel
Gregor Münstermann	46	Chief Executive Officer of Mittal Steel Ostrava
Gerhard Renz	58	Chief Operating Officer of Mittal Steel Europe
Michael G. Rippey	48	Executive Vice President Sales and Marketing—Mittal Steel USA
David Sadler	57	Corporate Director, Health, Safety and Environment
Henk Scheffer	43	Company Secretary of Mittal Steel
Louis Schorsch	56	President and Chief Executive Officer of Mittal Steel USA
Leon V. Schumacher	38	Chief Information Officer
William A. Scotting	47	Director, Continuous Improvement
Kumar Arun Prasad Singh	61	Chief Executive Officer of Mittal Steel Galati
Mahendra Pratap Singh	59	Director, Mining
Pakkam S. Venkataramanan	49	Chief Executive Officer, Mittal Steel Lázaro Cárdenas
Viral C. Vora	52	Director, Shipping
Inder Walia	47	Director, Human Resources

(1)
Age as per December 31, 2005.

Bhikam C. Agarwal

        is the Managing Director, Controlling of Mittal Steel and has over 29 years of experience in steel and related industries. He has held various senior executive positions within Mittal Steel and was previously Chief Financial Officer since its formation as Ispat International. He has been responsible for the financial strategy of Mittal Steel and has been a coordinator of its prior activities in the capital markets, two of which received "Deal of the Year" awards from International Financing Review, a leading global financial publication. Mr. Agarwal has also led the finance and accounting functions of Ispat International across all its operating subsidiaries.

Ashok Aranha

        is the Director, Materials of Mittal Steel and joined the Company in 1991 and is responsible for the development and implementation of the Company's purchasing strategy and the implementation of most global purchases for the Company. He has over 35 years of experience in materials and procurement management. Mr. Aranha was the Head of Materials at Ispat Hamburger Stahlwerke (now Mittal Steel Hamburg) and at Caribbean Ispat Limited (now Mittal Steel Point Lisas) prior to this position. He holds an MBA from XLRI, Jamshedpur, India.

Roeland Baan

        was appointed Chief Executive Officer for Mittal Steel Europe in April 2005. Prior to the merging of Mittal Steel's Central and Eastern European operations with its Western operations in April 2005, Mr. Baan was the Chief Executive Officer for Mittal Steel Central and Eastern Europe since August 2004. He joined Mittal Steel from the global conglomerate SHV Holdings, which lists metals recycling amongst its non-core activities. He spent eight years as a member of the Energy Divisions Executive Committee and was responsible for developing and executing strategy across a number of key regions including Europe, South America and the Mediterranean rim. Prior to this, Mr. Baan spent 16 years with Shell, where he held a number of positions worldwide. He holds a Masters Degree in Economics from Vrije Universiteit in Amsterdam.

Vijay Bhatnagar

        was appointed the Chief Executive Officer of Mittal Steel Poland in June 2005. Mr. Bhatnagar was previously the Chief Operating Officer of Mittal Steel Temirtau and prior to that he was the Managing Director of Mittal Steel Lázaro Cárdenas a post he held from October 2002. He has over 34 years of experience in the aluminium and electronics industries. Mr. Bhatnagar worked in various line and staff positions at INDAL in India for over 31 years. He later became the Joint Managing Director and then the Managing Director of AT&S Indian operations (a subsidiary of AT&S AG Austria) and worked in these positions from 1999 until 2002. Mr. Bhatnagar is a metallurgical engineer and has a bachelor's degree in Engineering (Metallurgy) from Regional Institute of Technology, Jamshedpur, India.

William A. Brake, Jr.

        is the Executive Vice President, Operations of Mittal Steel USA. He joined the Company in April 2005 as the Executive Vice President, Eastern Operations. Previously Mr. Brake worked for International Steel Group Inc. and then prior to that LTV, for a combined work history of over 17 years holding various positions of increasing responsibility, with a consistent record of success over the years. He holds a bachelor's degree in electrical engineering and a masters' degree in business administration from Case Western Reserve University, Cleveland.

Narendra Chaudhary

        is the Chief Executive Officer of Mittal Steel Kryviy Rih. Mr. Chaudhary was previously the Corporate Director, Operations and Maintenance, of Mittal Steel and before that the Chief Executive Officer of Mittal Steel Galati, a position he held from December 2001 until April 2005. Prior to joining

Mittal Steel Galati, he was Chief Executive Officer of Mittal Steel Temirtau. Mr. Chaudhary possesses over 39 years of experience in a variety of technical and managerial functions in the steel industry. Mr. Chaudhary joined Mittal Steel Lázaro Cárdenas in Mexico, in 1993 as Director, Operations, and became Executive Director in 1996. He worked at various Steel Authority of India Limited, or SAIL, plants in various capacities for 28 years. Mr. Chaudhary has a bachelor's degree in Engineering from Bihar Institute of Technology, India.

Arvind Chopra

        is the Director, Internal Assurance of Mittal Steel and joined the Company in April 2000 and is responsible for the facilitation of management's performance of risk assessments and for the evaluation of internal controls. He is also in charge of the Company's internal auditing function. Formerly a partner with KPMG, Mr. Chopra has over 20 years of experience in internal auditing, risk management, internal control evaluations and corporate governance related matters. He has also held positions at Arthur Andersen, Nestlé and Price Waterhouse. Mr. Chopra is a member of Institute of Chartered Accountants of India and the Institute of Internal Auditors.

Nawal Kishore Choudhary

        is the General Director and Chief Executive Officer of Mittal Steel Temirtau, a position he has held since January 2002. Dr. Choudhary started his career as a mining engineer in the Bhilai Steel Plant, India, in 1964. In 1984 he moved to India's largest public sector aluminium company, National Aluminium Company ltd (Nalco). In 1992 he joined Indian Aluminium Company Ltd, or INDAL, as Chief Engineer—New Projects, to lead the Utkal Alumina Project, a world class mega project. From 1992 to 1998 he worked in various senior positions like the Director and Chief Executive of Utkal Alumina India Ltd and Director and Group President—Smelter, Chemicals & Power. In December 1997 Dr. Choudhary was appointed as a Director of the INDAL Board and Chief Operating Officer of INDAL. In October 1998 he assumed the position of Managing Director—Operations of INDAL. In April 1999 Dr. Choudhary was also appointed as independent Chairman of the Board of Directors of Utkal Alumina International Limited—a joint venture project undertaken by INDAL, Norsk Hydro of Norway and Alcan Aluminium of Canada.

Davinder Chugh

        is the Chief Executive Officer of Mittal Steel South Africa and has over 25 years' experience in the steel industry, in particular in materials purchasing, logistics, warehousing and shipping. Prior to being appointed Chief Executive Officer, Mr. Chugh held the position of Commercial Director at Mittal Steel South Africa since May 2002. Before joining Mittal Steel South Africa he was vice president of purchasing at Mittal Steel Europe S.A. Mr. Chugh has been with Mittal Steel since 1995 and successfully integrated the materials management functions at newly acquired Mittal Steel plants in Hamburg, Duisburg, France, Romania and Algeria. Prior to this, he held several senior positions at the Steel Authority India Limited in New Delhi, India. He holds degrees in science and law and has a master's degree in business administration.

Simon Evans

        joined Mittal Steel in September 2001 as General Counsel. He has over 17 years of experience in corporate and commercial law in both industry and private practice. Formerly, Mr. Evans was European Counsel at Rohm and Haas Company and prior to that he worked at the law firm Taylor Joynson Garrett (renamed Taylor Wessing), London. Mr. Evans is a graduate of Oxford University in Oxford, England and the College of Law, Guildford in Surrey, England.

Carlos Hernandez

        is General Counsel and Secretary of Mittal Steel USA. He has served in that capacity since the acquisition of ISG by Mittal Steel on April 15, 2005. Prior to that date, he served as General Counsel and Secretary of ISG. He joined ISG in 2004 after serving as Executive Vice President, General Counsel and Secretary of a Fortune 500 distribution company in Dallas, Texas. During the prior 19 years, Mr. Hernandez served in various capacities in the law department of Armco Inc. He began his law career with a law firm in Miami, Florida. He has Bachelors of Science in Civil Engineering and Juris Doctor degrees.

Richard Leblanc

        is the Chief Executive Officer Long Products for Mittal Steel North America and the President and Chief Executive Officer of Mittal Canada, and has approximately 36 years of experience in the steel industry. Mr. Leblanc spent 18 years in various senior management positions at Stelco Inc. before joining Mittal Canada in 1987 as Vice-President, Production. He became President and Chief Executive Officer in 1996. Mr. Leblanc is a Director of the American Iron and Steel Institute and the Canadian Steel Producers Association. He holds a bachelor's degree in electrical engineering from Laval University in Quebec, Canada.

Greg Ludkovsky

        is Chief Technology Officer of the Company, as well as Vice President Research and Development and Chief Technology Officer of Mittal Steel USA. Mr. Ludkovsky joined Inland Steel in 1979 and advanced through a number of positions in steel products research prior to becoming Vice President, Research and Development of Inland Steel in 1995. Dr. Ludkovsky has a Ph.D. in Metallurgical Engineering.

Sudhir Maheshwari

        is the Managing Director, Business Development and Treasury of Mittal Steel and has over 19 years of experience in steel and related industries. He was previously the Chief Financial Officer of LNM Holdings since January 2002 until its merger with Ispat International in December 2004. He has played an integral and key role in all the recent acquisitions by Mittal Steel. He has also played a key role in various corporate finance and capital market projects including the initial public offering in 1997. Mr. Maheshwari has worked for Mittal Steel for over 17 years. He held the positions of Chief Financial Officer at Mittal Steel Europe S.A., Mittal Steel Germany and Mittal Steel Point Lisas, and Director of Finance and Mergers & Acquisitions at Mittal Steel. Mr. Maheswari also serves on the Board of various subsidiaries of Mittal Steel. Mr. Maheshwari is an Honours Graduate in Accounting and Commerce and a member of The Institute of Chartered Accountants and The Institute of Company Secretaries in India.

Malay Mukherjee

        is the Chief Operating Officer of Mittal Steel and has over 33 years of experience in a range of technical, commercial and general management roles in the steel industry. Mr. Mukherjee has held various senior management positions within Mittal Steel, including Managing Director of Mittal Steel Lázaro Cárdenas and President and Chief Executive Officer of Mittal Steel Europe S.A. He has also served as Managing Director of Mittal Steel Temirtau.

Gregor Münstermann

        is the Chief Executive Officer of Mittal Steel Ostrava. Prior to this he was Chief Executive Officer at Mittal Steel Hamburg, a position he held since March 2001. He has over 16 years experience in the steel industry. His previous positions include General Manager of the Steel Plant and the Direct Reduction Plant. Mr. Munstermann holds a Diploma at University Clausthal-Zellerfeld.

Gerhard Renz

        is the President and Chief Operating Officer of Mittal Steel Europe and has over 30 years of experience in the steel industry. Mr. Renz formerly worked as Managing Director of Mittal Steel Hamburg, Mittal Steel Duisburg and Mittal Steel Germany. Mr. Renz is a board member of Verein Deutsche Eisenhuttenleute, Wirtschaftsvereinigung Stahl and the European Iron and Steel Institute (taken over by Eurofer). He holds a German (bachelor's) degree in engineering.

Michael G. Rippey

        is the Executive Vice President Sales and Marketing of Mittal Steel USA. Prior to his current position, Mr. Rippey was executive vice president, commercial, and chief financial officer at Ispat Inland. Mr. Rippey joined Inland Steel in 1984 and has had a career of increasingly responsible assignments becoming an officer in 1998 with responsibilities for sales, finance, human resources, law and purchasing. He has a bachelor's degree in marketing from Indiana University; a master's degree in banking and finance from Loyola University; and a master of business administration degree from the University of Chicago.

David Sadler

        joined Mittal Steel in October 2005 as Director Health, Safety and Environment. In this role he is responsible for implementing a unified code across these areas, ensuring that all Mittal Steel units work to the same common standards of excellence. Mr. Sadler has a wealth of experience in the international mining industry, in numerous roles where he was responsible for both operational and health, safety and environmental performance. He joined Mittal Steel from the world mining giant Rio Tinto, where he was Head of Safety Improvement since April 2004. Mr. Sadler holds a first class degree in Metallurgy, a Masters degree in Metallurgical Quality Control and a Certificate in Education from Garnett College, London. He has completed various management courses including the Advanced Management Programme and the International Manufacturing Programme, both at INSEAD, France.

Henk Scheffer

        joined Mittal Steel in March 2003 as Company Secretary and is responsible for compliance with corporate legal requirements and supporting and facilitating Mittal Steel's board of directors. Previously, Mr. Scheffer worked at Canon for 13 years in various legal and general management positions. Mr. Scheffer holds a law degree from Rijks Universiteit Groningen (RUG). In August 2005 Mr. Scheffer was re-admitted as an attorney to the Rotterdam Bar. He was previously admitted to the Amsterdam Bar.

Louis Schorsch

        was appointed President and Chief Executive Officer of Mittal Steel USA in April 2005. Prior to this, Dr. Schorsch was the President and Chief Executive Officer of Ispat Inland. He has over 26 years of experience in consulting and managerial roles predominantly relating to the steel industry. Prior to joining Ispat Inland in October 2003, Dr. Schorsch held various senior positions in the consulting and e-commerce sectors. His immediate previous assignments have been as President and Chief Executive Officer of GSX.Com Inc. and Principal at McKinsey & Company, where he worked from 1985 until 2000. While at McKinsey, he was a co-leader of the form's metals practice. Dr. Schorsch has published numerous articles in such publications as Business Week and Challenge and has also co-authored a book on steel titled "Upheaval in a Basic Industry".

Leon V. Schumacher

        joined the Group in September 2003 to lead the Group's Information Technology activities. He joined Mittal Steel from the management board of Arcelor International, where he was responsible for logistics, marketing and IT. Mr. Schumacher has 12 years of experience in the steel industry in information technology, operations and financial roles. He has also held positions at GSX.Com, TradeARBED and ProfilARBED and worked for many years in the United States. Mr. Schumacher holds a Master's Degree in Electrical Engineering from Ecole Polytechnique Federale (EPF) in Zurich, Switzerland and a Master's Degree in Management from HEC Business School in Paris, France.

William A. Scotting

        joined the Mittal Steel in September 2002 to lead the Company's Continuous Improvement activities. Mr. Scotting has 20 years experience in the steel industry in technical, operations management and consulting roles. Formerly an Associate Principal at McKinsey & Company, he has also held positions at BHP Steel, Pioneer Concrete (UK), Mascott Partnership and CRU International. Mr. Scotting holds a Bachelor of Science (Metallurgy) degree from the University of Newcastle in Australia, where he was awarded the Australasian Institute of Metallurgy Prize for Metallurgy, and an MBA (with distinction) from Warwick Business School in the UK. Mr. Scotting is a member of the Board of Directors of Mittal Steel Galati S.A., and JSC Mittal Steel Temirtau, and a member of the Supervisory Board of Mittal Steel Hamburg GmbH.

Kumar Arun Prasad Singh

        is the Chief Executive Officer of Mittal Steel Galati. Prior to the merging of Mittal Steel's Central and eastern European operations with its Western operations, Mr. Singh was the Chief Operating Officer of Mittal Steel Ostrava. With over 40 years experience in the steel industry, Mr. Singh joined Mittal Steel Lázaro Cárdenas in 1999 as Executive Director, Operations and was elevated to Chief Executive Officer in 2001. He moved to Mittal Steel Ostrava in 2002 as Chief Operating Officer and a member of its Management Board to oversee all operational aspects of the business. Mr. Singh was also appointed Chief Operating Officer of Mittal Steel Poland in 2004.

Mahendra Pratap Singh

        joined the Company in 1995. Currently as Director, Mining, Mr. Singh is responsible for expanding the mining base of the Company through acquisitions of additional mining resources and through capacity expansion of existing mining resources. Prior to his current position, Mr. Singh was Director Mining at Mittal Steel Temirtau. Mr. Singh has over 37 years experience in management, control and supervision of large sized coal, iron ore and limestone mines. Besides holding the Bachelor's Degree in Mining Engineering, Mr. Singh is an Associate of the Indian School of Mines and holder of a First Class Mines' Manager certificate of competency.

Pakkam S. Venkataramanan

        has worked for Mittal Steel since 1993, when he joined Mittal Steel Lázaro Cárdenas as Manager, Sales and Marketing. He spent eleven years in Mexico, rising to Director, Marketing, where he was responsible for overseeing and implementing the company's sales strategy and building long-term relationships with customers. Having successfully developed Lázaro Cárdenas Sales and Marketing strategy, Mr. Venkataramanan then took up the position as Vice President, Sales and Marketing at Mittal Canada in 2004. Prior to joining Mittal Steel, he worked for the Steel Authority of India for 14 years in various sales and marketing positions. He holds post graduate degrees in Geology and Public Administration, from India. He was appointed as the Chief Executive Officer of Mittal Steel Lázaro Cárdenas in May 2005.

Viral C. Vora

        joined the Company in 1989. As Director, Shipping, Mr. Vora is responsible for the implementation of transportation strategy and policy for the Company's raw materials and finished products. He is also responsible for the operation, chartering and management of Company owned/chartered ships. He has over 31 years of experience in the shipping industry and has worked in the areas of chartering, operations and insurance. Mr. Vora was formerly General Manager, Shipping at Caribbean Ispat Limited (now Mittal Steel Point Lisas). Mr. Vora has a degree in statistics and mathematics.

Inder Walia

        is Director, Human Resources of Mittal Steel and joined the Company in 2000 and is responsible for the development and implementation of human resources strategies for the Company. He has 24 years of experience in human resources positions. He has a post-graduate degree in Human Resources from Tata Institute of Social Sciences, Mumbai, India. He is also an active member of various human resource committees. Mr. Walia has held various positions in human resources at Modi Corp. and HCL Hewlett Packard.

B.    Compensation

        The total annual remuneration of the members of Mittal Steel's board of directors for 2004 and 2005 was as follows:

	Year ended December 31,
	2004	2005
	(All amounts in $ thousands except option information)
Base salary	4,471	4,369
Short-term performance-related bonus	11,747	—
Long-term incentives (number of options)	—	235,000

        The annual remuneration of the members of Mittal Steel's board of directors was as follows:

	2004	2005	2004 Short- term Performance Related	2005 Short- term Performance Related	2004 Long-term Number of Options	2005 Long-term Number of Options
	(All amounts in $ thousands except option information)
Lakshmi N. Mittal	1,679	2,194	4,596	—	—	100,000
Aditya Mittal	1,193	1,245	4,050	—	—	75,000
Vanisha Mittal Bhatia	—	18	—	—	—	—
Malay Mukherjee(1)	807	311	3,101	—	—	60,000
Narayanan Vaghul	136	109	—	—	—	—
Ambassador Andrés Rozental	213	134	—	—	—	—
Fernando Ruiz Sahagun(2)	89	22	—	—	—	—
Muni Krishna T. Reddy	206	110	—	—	—	—
René Lopez	148	74	—	—	—	—
Wilbur L. Ross, Jr.(3)	—	73	—	—	—	—
Lewis B. Kaden(4)	—	79	—	—	—	—
Total	4,471	4,369	11,747	—	—	235,000

(1)
Mr. Mukherjee resigned from Mittal Steel's Board of Directors on April 12, 2005, but continued in his role as Chief Operating Officer of Mittal Steel. His remuneration reflected in above table is only for the period January 2005 to March 2005.

(2)
Mr. Ruiz resigned from Mittal Steel's Board of Directors on April 12, 2005.

(3)
Mr. Ross was elected to Mittal Steel's Board of Directors on April 12, 2005.

(4)
Mr. Kaden was elected to Mittal Steel's Board of Directors on April 12, 2005.

        The amount outstanding at December 31, 2005 in respect of loans and advances to members of Mittal Steel's board of directors was $0 million (December 31, 2004: $0 million). In 2005, $0 million was accrued by Mittal Steel to provide pension benefits to the directors. In addition, Mittal Steel has not given any guarantees for the benefit of the members of Mittal Steel's board of directors.

        The following table provides summarized information on the options outstanding and the movements on the options granted to Mittal Steel's board of directors (in 2001, 2003 and 2004 no options were granted to members of Mittal Steel's board of directors):

	Granted in 1999	Granted in 2000	Granted in 2002	Granted in 2005	Total(1)	Weighted Average Exercise Price
Lakshmi N. Mittal	80,000	80,000	80,000	100,000	340,000	$13.81
Aditya Mittal	7,500	7,500	25,000	75,000	115,000	$20.58
Vanisha Mittal Bhatia	—	—	—	—	—	—
Malay Mukherjee(1)	40,000	40,000	50,000	60,000	190,000	$13.99
Narayanan Vaghul(2)	—	—	—	—	—	—
Ambassador Andrés Rozental(6)	—	—	3,333	—	3,333	$2.26
Fernando Ruiz Sahagun(3)(6)	—	—	3,333	—	3,333	$2.26
Muni Krishna T. Reddy	—	—	—	—	—	—
René Lopez	—	—	—	—	—	—
Wilbur L. Ross(4)	—	—	—
Lewis B. Kaden(5)	—	—	—
Total	127,500	127,500	161,666	235,000	651,666	$14.94
Exercise price(4)	$11.94	$8.57	$2.26	$28.75	—	—
Term (in years)	10	10	10	10	—	—
Expiration date	September 14, 2009	June 1, 2010	April 5, 2012	August 23, 2015	—	—

(1)
Mr. Mukherjee resigned from Mittal Steel's board of directors on April 12, 2005, but continued in his role as Chief Operating Officer of Mittal Steel.

(2)
Mr. Vaghul exercised all his vested options in 2005.

(3)
Mr. Ruiz resigned from Mittal Steel's board of directors on April 12, 2005.

(4)
Mr. Ross was elected to Mittal Steel's board of directors on April 12, 2005.

(5)
Mr. Kaden was elected to Mittal Steel's board of directors on April 12, 2005.

(6)
Both Mr. Ruiz and Mr. Rozental exercised the majority of their vested options in 2005, except for 3,333 options granted in 2002.

        The total annual remuneration of the senior management of Mittal Steel for 2005 was: $14 million in base salary and $11 million in short-term performance related bonus. For 2005, $1 million was accrued by Mittal Steel to provide pension benefits to its senior management. As of December 31, 2005, $0.2 million (December 31, 2004: $0 million) was outstanding in respect of loans and advances to senior management of Mittal Steel. The maximum amount outstanding during 2005 to senior management in respect of loans and advances was approximately $0.2 million (2004: $0.2 million). No interest was payable on the loans.

        Options were granted to senior management for 2005 in accordance with the Mittal Steel Global Stock Option Plan described below.

Stock Option Plan

        In 1999, Mittal Steel established the Mittal Steel Global Stock Option Plan ("MittalShares") which is described more fully in Note 11 of the Mittal Steel Consolidated Financial Statements. Under the terms of the MittalShares, the Company may grant options to purchase common stock to senior management of Mittal Steel and its affiliates for up to 10,000,000 shares of common stock (increased from 6,000,000 shares of common stock after shareholder approval in 2003). The exercise price of each option equals not less than the fair market value of Mittal Steel stock on the date of grant, with a maximum term of 10 years. Options are granted at the discretion of the Company's Board of Directors' Remuneration Committee or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

        On August 23, 2005, the Company granted 3,908,773 options to a group of key employees at an exercise price of $28.75. Options allocated to senior management were included in this grant. The options expire on August 23, 2015.

        Prior to 2003, Mittal Steel accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations, or Opinion 25. No stock-based employee compensation cost is reflected in 2001 and 2002 net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common shares on the date of grant.

        Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation", prospectively to all employee awards granted, modified, or settled after January 1, 2003. Prior to 2003 the Company applied APB 25 "Accounting for Stock Issued to Employees". The amounts that would have been included in the statements of income of the periods presented if the Company had continued to use APB 25 are not material.

        Under SFAS 123, the fair value of options granted to employees as compensation is recognized as an expense. The Company calculates the fair value of the options at the grant date using the Black-Scholes model. The amounts for options and other share-based compensation are charged to income over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting.

        The fair value of each option grant of Mittal Steel class A common shares is estimated on the date of grant using Black Scholes Model with the following weighted-average assumptions used:

	Years of Grant
	2002	2005
Dividend Yield	—	1.44%
Expected annualized volatility	83%	52%
Discount rate—Bond equivalent yield	5.03%	4.50%
Expected life in years	8	6

        The status of MittalShares with respect to Mittal Steel is summarized below at December 31, 2005:

	Number of shares	Weighted Average Exercise Price ($)
Opening balance as of January 1, 2003	3,391,500	$7.13
Granted during 2003	—	—
Exercised	(91,166)	2.26
(Forfeitures)/restoration	39,000	11.72
Outstanding at December 31, 2003	3,339,334	7.32

Granted during 2004	—	—
Exercised	(1,384,118)	7.76
(Forfeitures)	(244,000)	9.07
Outstanding at December 31, 2004	1,711,216	6.72

Granted during 2005	3,908,773	28.75
Exercised	(351,850)	5.87
(Forfeitures)	(210,833)	27.87

Outstanding at December 31, 2005	5,057,306	22.92

        At December 31, 2005 the stock options granted under the MittalShares are exercisable as follows:

Year	Options	Average Exercise Price ($)(1)
2006	2,587,346	17.36
2007	3,822,326	21.04
2008	5,057,306	22.92
2009	5,057,306	22.92
2010	5,057,306	22.92

(1)
Based on exercise prices of $11.94, $8.57, $2.26 and $28.75 for 1999, 2000, 2002 and 2005, the respective years of the grant date.

C.    Board Practices

Mittal Steel Board Practices

        Article 18, paragraph 1 of Mittal Steel's Articles of Association provides that its board of directors shall consist of five or more class A, class B and class C directors (and comprised at all times of at least one class A director and at least two class C directors). Article 18, paragraph 3 stipulates that class A directors are appointed for a period of four years starting on the day after the day of the annual general meeting of shareholders on which they are appointed and ending on the day of the annual general meeting of shareholders that will be held in the fourth year after their appointment. The same paragraph sets out that class B and class C directors are appointed for a period of one year starting on the day after the annual general meeting of shareholders on which they are appointed and ending on the day of the annual general meeting of shareholders that will be held in the next year.

Corporate Governance

        In June 2001, Mittal Steel adopted corporate governance guidelines in line with best practices on corporate governance. Mittal Steel will continue to monitor diligently new, proposed and final U.S. and Dutch corporate regulatory requirements and will make adjustments to its corporate governance controls and procedures to stay in compliance with these requirements on a timely basis. Mittal Steel is committed to meeting the corporate governance mandates and requirements under applicable current and proposed SEC and New York Stock Exchange listing standards and the laws of The Netherlands. There are no significant differences between Mittal Steel's current corporate governance practices and those currently required to be followed by U.S. domestic companies under the NYSE listing standards.

        The Dutch Corporate Governance Code was published on December 9, 2003. During the Mittal Steel annual general meeting of shareholders held on May 5, 2004, the implications of the Dutch Corporate Governance Code were discussed with its shareholders and certain proposed changes to Mittal Steel's Articles of Association to bring them in line with the requirements of the Dutch Corporate Governance Code were approved by the shareholders. The changes to Mittal Steel's Articles of Association lowered the number of votes required to overrule a binding nomination for the appointment of a member of Mittal Steel's board of directors made by the holders of Mittal Steel class B common shares from a majority of at least two-thirds of votes cast representing more than half of the issued share capital of Mittal Steel to an absolute majority of votes cast representing at least one-third of the issued share capital of Mittal Steel. In addition, Mittal Steel's Articles of Association now provide that a class A director can be appointed for a maximum term of four years and cannot be appointed indefinitely as was previously permitted. Accordingly, Mittal Steel is materially in line with the requirements of the provisions of the Dutch Corporate Governance Code, in accordance with the implementation provisions. However, Mittal Steel's annual general meeting of shareholders also approved that Mittal Steel will differ from the Dutch Corporate Governance Code with regard to the separation of the posts of Chairman and Chief Executive Officer. Mittal Steel's Chairman and Chief Executive Officer will continue to be Mr. Lakshmi N. Mittal.

        During the Mittal Steel annual general meeting of shareholders held on May 26, 2005, the shareholders approved an amendment to Mittal Steel's Articles of Association stipulating a clear division of responsibility for setting a remuneration policy for the Board and individual (executive) Board members between the Board, Remuneration Committee and shareholders. In addition, the Mittal Steel Articles of Association were updated to reflect recent changes in the Dutch Company Act (Book II Civil Code).

Role of Mittal Steel's Board of Directors and Management

        Mittal Steel's business is conducted through operating subsidiaries, which are managed by their board of directors and headed by the subsidiary's CEO/President. Mittal Steel's board of directors and the senior corporate management provide the oversight to enhance the value to the stakeholders.

Director Independence

        Mittal Steel's board of directors will be considered "independent" if they do not have a material relationship with Mittal Steel. Mittal Steel's board of directors currently consists of nine directors, of whom Messrs. Lewis Kaden, René Lopez, Muni Krishna T. Reddy, Narayanan Vaghul and Ambassador Andrés Rozental are independent under Mittal Steel's independence criteria and the NYSE listing standards. These directors constitute a majority of Mittal Steel's board of directors.

Function of Mittal Steel's Board of Directors

        Mittal Steel's Corporate Governance guidelines state that the board of directors is responsible for, inter alia:

  •
  Stewardship of the Company: sets strategic goals and plans for Mittal Steel;

  •
  Reviewing and approving Business Plan, investment decisions and significant strategic decisions;

  •
  Monitoring risk and control;

  •
  Succession planning and senior management appointments;

  •
  Investor relations and reporting to shareholders;

  •
  Overseeing the internal controls of the Company; and

  •
  Determining the remuneration policy.

Qualification

        Directors should possess the highest personal and professional ethics and integrity, and be committed to representing the interests of the stakeholders. Mittal Steel's directors possess experience in managing large companies and contribute towards the protection of the stakeholders' interests in Mittal Steel through expertise in their respective fields. All directors bring an independent judgment to bear on issues of strategy, performance, resources and standards of conduct.

Size of Mittal Steel's Board of Directors and Selection Process

        All directors are subject to election by the shareholders. The names of directors submitted for election shall be accompanied by sufficient biographical details to enable shareholders to make an informed decision on their election. Each time a member of Mittal Steel's board of directors is to be appointed, the meeting of holders of Mittal Steel class B common shares may make a binding nomination. A binding nomination can be overruled by a shareholders' resolution passed by an absolute majority of votes cast representing at least one third of the issued share capital of Mittal Steel. Mittal Steel's board of directors currently consists of nine members, which is considered reasonable given the size of Mittal Steel. All members of Mittal Steel's board of directors, except for Messrs. Lakshmi N. Mittal, Aditya Mittal and Mrs. Vanisha Mittal Bhatia (who as class A directors only stand for re-election once every four years) and Messrs. Lewis Kaden and Wilbur Ross (who were appointed at the extraordinary general meeting of shareholders held in April 2005 as class C directors for a term ending on the date of the 2006 annual general meeting of shareholders), were re-appointed at the annual general shareholders meeting held on May 26, 2005. At the April 2005 extraordinary general meeting of shareholders, Mr. Mukherjee and Mr. Ruiz Sahagun resigned as directors of Mittal Steel. Mr. Mukherjee remains the Chief Operating Officer of Mittal Steel and Mr. Ruiz Sahagun has become a director of Mittal Steel USA.

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

Ethics and Conflict of Interest

        Ethics and conflicts of interest are governed by the Code of Business Conduct adopted by Mittal Steel. The Code of Business Conduct sets out standards for ethical behavior, which are to be followed by all employees and directors of Mittal Steel in the discharge of their duties. They must always act in the best interests of Mittal Steel and must avoid any situation where their personal interests conflict, or could conflict with their obligations toward Mittal Steel. As employees, they must not acquire any financial or other interest in any business or participate in any activity that could deprive Mittal Steel of the time or the attention that they need to devote to the performance of their duties. Any behavior that deviates from Mittal Steel's Code of Business Conduct is to be reported to the employee's supervisor, a member of the management, the head of the legal department or the head of the internal audit/internal assurance department.

        Mittal Steel's Code of Business Conduct is available on Mittal Steel's website at http://www.mittalsteel.com/Investor+Relations/Corporate+Governance.

Separate Meeting of Non-Executive Directors

        The non-executive directors of Mittal Steel regularly schedule meetings without the presence of management. There is no minimum number of meetings that the non-executive directors must hold per year. During 2005, the non-executive directors of Mittal Steel held four meetings separate from the executive directors. The presiding independent director at each of these meetings is chosen at the meeting.

Communications with the Board

        Mittal Steel's board of directors has established a process through Mittal Steel's website at http://www.mittalsteel.com/dynamic/dynamicdefault.asp?id=questionable by which a shareholder or any other person may send communications directly to the board of directors.

Committees of the Board of Directors

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

Audit Committee Members

        The Audit Committee consists of three directors: Messrs. Narayanan Vaghul, Muni Krishna T. Reddy and Ambassador Andrés Rozental, all of whom are independent under Mittal Steel's Corporate Governance guidelines, the NYSE standards as well as the Dutch Corporate Governance Code. The Chairman of the Audit Committee is Mr. Narayanan Vaghul, who has significant experience and financial expertise. Mr. Vaghul is the Chairman of ICICI Bank, a company that is listed on the NYSE and the Mumbai Stock Exchange. Both Mr. Reddy and Ambassador Andrés Rozental have considerable experience in managing companies' affairs.

Charter and Meetings

        Mittal Steel's Audit Committee charter is available on Mittal Steel's website at http://www.mittalsteel.com/Investor+Relations/Corporate+Governance. The Audit Committee, which is required to meet at least four times a year, met eight times during 2005. Of these meetings, six were physical meetings and two were teleconference meetings.

Process for Handling Complaints about Accounting Matters

        As part of the procedures of Mittal Steel's board of directors for handling complaints or concerns about Mittal Steel's financial accounting, internal controls and auditing issues, Mittal Steel's Code of Business Conduct encourages all employees to bring such issues to the Audit Committee's attention. Concerns relating to such issues may be communicated through the Mittal Steel website at
http://www.mittalsteel.com/dynamic/dynamicdefault.asp?id=questionable. Employees reported no significant complaints of this nature during 2005.

Internal Assurance

        Mittal Steel has an Internal Assurance function. The function is under the responsibility of the Director—Internal Assurance, who reports to the Audit Committee. The function is staffed by full time professional staff located at each of the principal operating subsidiaries and at the corporate level. Recommendations and matters relating to internal control and processes are made by the Internal Assurance function, and their implementation is regularly reviewed by the Audit Committee.

External Auditors' Independence

        The appointment and determination of fees of the external auditors is the direct responsibility of the Audit Committee. The Audit Committee is further responsible for obtaining annually a written statement from the external auditors that their independence has not been impaired. The Audit Committee has obtained a confirmation from the principal external auditors that none of their former employees are in a position with Mittal Steel which may impair their independence.

Mittal Steel Remuneration Committee

Charter and Meetings

        The Mittal Steel Remuneration Committee is comprised of four independent directors. The purpose of having a Remuneration Committee consisting exclusively of directors who are independent of management is to have members who are free of any business or other relationship, which could interfere with the exercise of their independent judgment. Mittal Steel's board of directors has established the Remuneration Committee to determine on its behalf and on behalf of the shareholders within agreed terms of reference, Mittal Steel's framework of remuneration and compensation, including stock options for executive members of Mittal Steel's board of directors, the Chief Financial Officers, and the Chief Executive Officers of operating subsidiaries and designated senior management at the corporate level. The Remuneration Committee is required to meet at least twice a year and met four times in 2005.

        The charter of the Remuneration Committee is available on Mittal Steel's website at http://www.mittalsteel.com/Investor+Relations/Corporate+Governance.

Remuneration Committee Members

        The Mittal Steel Remuneration Committee consists of four directors: Mr. Narayanan Vaghul, Ambassador Andrés Rozental, Mr. Lewis Kaden and Mr. René Lopez, all of whom are independent. The Chairman of the Remuneration Committee is Ambassador Andrés Rozental.

Remuneration Principles

        The Mittal Steel Remuneration Committee's principal responsibility in compensating executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value. The Remuneration Committee reviews the remuneration of executive members of Mittal Steel's Board of Directors, the Chief Financial Officers, and the Chief Executive Officers of operating subsidiaries and designated senior management at the corporate level. None of the members of Mittal Steel's Board of Directors currently have entered into any contracts with Mittal Steel or any of its subsidiaries that provide benefits upon termination of employment.

        By a resolution passed on May 26, 2005, the shareholders of Mittal Steel adopted a policy regarding the remuneration of the members of the Board of Directors. The remuneration of the members of the Board of Directors will, with due observance of such policy, be determined by the Board of Directors upon a proposal of the Mittal Steel Remuneration Committee. Each year the Board of Directors will submit for approval by the general meeting of shareholders a proposal regarding the arrangements for the remuneration in the form of shares or rights to acquire shares. The proposal shall at least set out the maximum number of shares or rights to subscribe for shares to be granted to the members of the Board of Directors and the applicable criteria for such grant or for any change thereto. A lack of approval by the general meeting of shareholders of such proposal shall not affect the representative authority of the Board of Directors in connection with the grant of rights to subscribe for shares.

        In accordance with the Dutch Corporate Governance Code, independent non-executive members of Mittal Steel's Board of Directors will no longer receive any share options.

Mittal Steel Nomination Committee

Charter and Meetings

        Mittal Steel has a Nomination Committee comprised exclusively of three independent directors. The Nomination Committee elects its Chairman and members of the Nomination Committee are appointed and can be removed by Mittal Steel's board of directors. The Nomination Committee is required to meet at least twice a year and met four times in 2005.

        The charter of the Nomination Committee is available on Mittal Steel's website at http://www.mittalsteel.com/Investor+Relations/Corporate+Governance.

Nomination Committee Members

        The Mittal Steel Nomination Committee consists of three directors: Narayanan Vaghul, Muni Krishna T. Reddy and Ambassador Andrés Rozental, all of whom are independent. Ambassador Andrés Rozental is the Chairman of the Nomination Committee.

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

D.    Employees

        Mittal Steel had approximately 224,000 employees as of December 31, 2005.

        The table below sets forth the breakdown of the total year-end number of employees by geographical region for the past three years.

	Year Ended
	2003	2004	2005
Region
Americas	10,414	9,713	24,320
Europe	41,816	79,278	128,198
Asia & Africa	64,093	75,402	71,768
Total	116,323	164,393	224,286

        In general, Mittal Steel has a good relationship with its employees and with the labor unions.

        As part of the acquisition of ISG (now part of Mittal Steel USA), Mittal Steel, ISG and the trade union United Steel Workers of America (USWA) executed a letter of understanding in which the USWA agreed to support the merger and to waive its right of first refusal to acquire ISG under the ISG collective bargaining agreement. The parties also agreed, among other things, that two USWA designees would join the Board of Directors of the merged company; upon completion of the acquisition of LNM Holdings and the acquisition of ISG, the ISG collective bargaining agreement with the USWA will be adapted, subject to ratification, to Ispat Inland plants and the Ispat Inland employees will be covered under the ISG collective bargaining agreement with the USWA, as amended to include the terms agreed to pursuant to such letter of understanding and any other adjustments regarding Ispat Inland employees negotiated by the parties and consistent with the principles set forth under ISG's current collective bargaining agreement; and during the term of the collective bargaining agreement, the merged company will maintain substantially all of the current steel-making capacity at Ispat Inland Indiana Harbor Works.

        On November 2, 2005, Ispat Inland (now Mittal Steel USA) announced union membership ratification of new collective-bargaining agreements with the USWA, as the previous agreement expired on July 31, 2004. Under the terms of the previous agreement, both parties agreed to negotiate successor agreements without resorting to strikes or lockouts. In addition, both parties agreed that open issues would be submitted to binding arbitration and that the successor agreements would be based on the agreements currently in place at other domestic integrated steel producers. In the light of Mittal Steel's acquisition of ISG, the arbitration procedure was postponed, and the parties agreed that the current ISG Collective Bargaining Agreement would be adopted with negotiated adjustments for circumstances particular to Ispat Inland. The new agreements expire on September 1, 2008, as do those at the former ISG plants.

E.    Share Ownership

        As of December 31, 2005, the aggregate beneficial share ownership of Mittal Steel directors and senior management (36 individuals) is 3,363,916 Mittal Steel class A common shares (excluding shares owned by Mittal Steel's Controlling Shareholder and including options to acquire 359,167 Mittal Steel class A common shares that are exercisable within 60 days of December 31, 2005), being 1.32% of the total issued share capital of Mittal Steel. Excluding options to acquire Mittal Steel class A common shares, these 36 individuals beneficially own 3,004,749 Mittal Steel class A common shares. See "Item 7A—Major Shareholders and Related Party Transactions—Major Shareholders". The percentage of total common shares in the possession of the Controlling Shareholder (including the treasury stock) has decreased from 96.98% prior to April 15, 2005 to 87.47% after that date as a result of the ISG acquisition. The number of options granted to directors and senior management in 2002 was 596,500 at an exercise price of $2.26 and the number of options granted to directors and senior management in 2005 was 891,551 at an exercise price of $28.75. No options were granted during 2003 and 2004. These options vest either upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant. The option term expires 10 years after the grant date.

        In accordance with the Dutch Corporate Governance Code, independent non-executive members of Mittal Steel's board of directors will no longer receive any share options.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        As of December 31, 2005, the authorized common shares of Mittal Steel consisted of 5,000,000,000 class A common shares, par value of € 0.01 per share, and 721,500,000 class B common shares, par value of € 0.10 per share. At December 31, 2005, 255,401,673 (2004: 194,509,790) class A common shares and 457,490,210 (2004: 457,490,210) class B common shares were issued and 246,572,889 (2004: 185,284,650) class A common shares (excluding treasury shares) and 457,490,210 (2004: 457,490,210) class B common shares were outstanding.

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

        The following table sets forth information as of December 31, 2005 with respect to the beneficial ownership of Mittal Steel class A common shares and Mittal Steel class B common shares by each person who is known to be the beneficial owner of more than 5% of either class of shares, and all directors and senior management as a group (other than the Controlling Shareholder).

	Mittal Steel Class A Common Shares(1)			Mittal Steel Class B Common Shares		Total Common Shares(1)
	Number		% of Class	Number	% of Class	Number		% of Total
Controlling Shareholder(2)	166,074,790		65.02%	457,490,210	100%	623,565,000		87.47%
Treasury Stock(3)	8,189,617	(4)	3.21	—	—	8,189,617		1.15
Other Public Shareholders	81,137,266		31.77	—	—	81,137,266		11.38
Total	255,401,673		100.00%	457,490,210	100%	712,891,883		100.00%

Directors and Senior Management(5)	3,363,916	(6)(7)	1.32%	—	—	3,363,916	(6)(7)	0.47%

(1)
For purposes of this table a person or group of persons is deemed to have beneficial ownership of any Mittal Steel class A common shares as of a given date which such person or group of persons has the right to acquire within 60 days after December 31, 2005 upon exercise of vested portions of stock options. The first third of the stock options granted on August 23, 2005 will vest on August 23, 2006, all stock options of the previous grants have vested. The amounts in the table do not include the number of Mittal Steel class A common shares to be received upon conversion of the Mittal Steel class B common shares.

(2)
Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, together control Mittal Steel through direct ownership of Mittal Steel class A common shares and through indirect ownership of holding companies that own both Mittal Steel class A common shares and Mittal Steel class B common shares. Ispat International Investments S.L. is the owner of 26,100,000 Mittal Steel class A common shares and 72,150,000 Mittal Steel class B common shares. As a result, Ispat International Investments S.L. is the beneficial owner of 98,250,000 class A common shares (assuming conversion of the Mittal Steel class B common shares into Mittal Steel class A common shares). Mittal Investments S.à.r.l., a limited liability company organized under the laws of Luxembourg, is the owner of 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal class B common shares. As a result, Mittal Investments S.à.r.l. is the beneficial owner of 525,000,000 Mittal Steel class A common shares (assuming conversion of the Mittal Steel class B common shares into Mittal Steel class A common shares). Mr. Mittal is the direct owner of 30,000 Mittal Steel class A common shares and holds options to acquire an additional 340,000 Mittal Steel class A common shares of which 240,000 are, for the purposes of this table, deemed to be beneficially owned by Mr. Mittal due to the fact that those options are exercisable within 60 days. Mrs. Mittal is the direct owner of 5,000 Mittal Steel class A common shares and holds options to acquire an additional 40,000 Mittal Steel class A common shares of which all 40,000 options are, for the purposes of this table, deemed to be beneficially owned by Mrs. Mittal due to the fact that those options are exercisable within 60 days. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of Ispat International Investments S.L. and share equally beneficial ownership of 100% of Mittal Investments S.à.r.l. Accordingly, Mr. Mittal is the beneficial owner of 623,520,000 Mittal Steel class A common shares and Mrs. Mittal is the beneficial owner of 623,295,000 class A common shares (in each case, assuming conversion of the Mittal Steel class B shares into Mittal Steel class A common shares). Excluding options and assuming no conversion of the Mittal Steel class B common shares into Mittal Steel class A common shares, Mr. Lakshmi Mittal and Mrs. Usha Mittal, together directly and indirectly through intermediate holding companies, beneficially own 165,794,790 Mittal Steel class A common shares and 457,490,210 Mittal Steel class B common shares.

(3)
Represents Mittal Steel class A common shares repurchased by Mittal Steel pursuant to the previously announced share repurchase programs of Mittal Steel.

(4)
Consisting of 5,300,000 Mittal Steel class A common shares repurchased in the year ended December 31, 2004, 2,263,000 Mittal Steel class A common shares repurchased in fiscal year ended December 31, 2003, 139,200 Mittal Steel class A common shares repurchased in fiscal year ended December 31, 2002, 368,000 Mittal Steel class A common shares repurchased in fiscal year ended December 31, 2001, 242,600 Mittal Steel class A common shares repurchased in fiscal year ended December 31, 2000, 5,358,200 Mittal Steel class A common shares repurchased in the fiscal year ended December 31, 1998 and 1,458,960 Mittal Steel class A common shares repurchased in the fiscal year ended December 31, 1997 and excluding 253,140 Mittal Steel class A common shares awarded to certain senior executives of Mittal Steel, 23,532, 2,117,781 and 2,081,833 Mittal Steel class A common shares issued to Inland's pension fund in 2003, 2002 and 2001 respectively, and 91,166 Mittal Steel class A common shares for options exercised under Mittal Steel's pension plan during 2003, excluding 1,384,118 Mittal Steel class A common shares for options exercised between December 31, 2003 and December 31, 2004, excluding 349,606 Mittal Steel class A common shares for options exercised between December 31, 2004 and December 31, 2005, excluding 359,167 stock options that can be exercised by directors and senior management (other than the Controlling Shareholder) and excluding 280,000 stock options that can be exercised by the Controlling Shareholder, in each case within 60 days of December 31, 2005.No Mittal Steel class A common shares were repurchased during the year 2005.

(5)
Excludes shares beneficially owned by the Controlling Shareholder.

(6)
These 3,363,916 Mittal Steel class A common shares are included in shares owned by public shareholders indicated above.

(7)
During 1998, Mittal Steel awarded 198,750 common shares to certain senior management of Mittal Steel in connection with Mittal Steel's initial public offering undertaken in 1997 and also awarded 54,390 common shares to certain senior executives as bonus shares in connection with Mittal Steel's stock bonus plan.

        Pursuant to Mittal Steel's Articles of Association, amended and restated as of June 21, 2005, the Mittal Steel class A common shares may only be held in registered form. These shares may consist of either shares traded on the NYSE, or New York Shares, which are registered in a register kept by or on behalf of Mittal Steel by its New York transfer agent, or shares traded on Euronext Amsterdam N.V. ("Euronext Amsterdam"), which are registered in a register kept by or on behalf of Mittal Steel by its Dutch transfer agent. Shares in registered form may be evidenced by certificates.

        At December 31, 2005, there were 114 U.S. record holders holding an aggregate of 84,369,689 New York Shares, representing 15% of the class A common shares issued (including treasury shares). Mittal Steel's knowledge of the number of New York Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered Mittal Steel class A common shares.

        At December 31, 2005, there were 5,272,194 of the Mittal Steel class A common shares being held in The Netherlands. Mittal Steel cannot present the number of holders in The Netherlands because all of the shares are held as bearer shares.

Voting Rights

        As of December 31, 2005, Mittal Steel's Controlling Shareholder owned directly and indirectly through holding companies 165,794,790 Mittal Steel class A common shares (approximately 67.2% of the issued and outstanding class (save for class A common shares held in treasury)) and 457,490,210 Mittal Steel class B common shares (100% of the issued and outstanding class), representing approximately 98.3% of the combined voting interest in Mittal Steel. On completion of the merger with ISG on April 15, 2005, 60,891,883 shares were issued to the shareholders of ISG as partial payment for ISG (the other part was paid in cash). Prior to the merger with ISG, Mittal Steel's Controlling Shareholder owned directly and indirectly through holding companies 165,794,790 Mittal Steel class A common shares (approximately 89.5% of the issued and outstanding class (save for class A common shares held in treasury)) and 457,490,210 Mittal Steel class B common shares (100% of the issued and outstanding class), representing approximately 99.6% of the combined voting interest in Mittal Steel. On completion of the acquisition of LNM Holdings on December 17, 2004, 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal Steel class B common shares were issued to an intermediate holding company owned by the Controlling Shareholder. Prior to the completion of the acquisition of LNM Holdings, the Controlling Shareholder owned 26,135,000 Mittal Steel class A common shares (approximately 57.5% of the then issued and outstanding class (save for class A common shares held in treasury)) and 72,150,000 Mittal Steel class B common shares (100% of the then issued and outstanding class), representing approximately 97.5% of the then combined voting interest in Mittal Steel.

        Mr. Lakshmi N. Mittal has the right to make binding nominations for the appointment of all members of Mittal Steel's board of directors and to determine the outcome of any action requiring shareholder approval. In addition, Mr. Lakshmi N. Mittal has the ability, by virtue of his ownership of Mittal Steel class B common shares, to prevent or cause a change in control of Mittal Steel and its subsidiaries.

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

B.    Related Party Transactions

        Mittal Steel engages in certain commercial and financial transactions with related parties, including affiliates and joint ventures of the Company. All such transactions are carried out on an arm's length basis and/ or in accordance with joint venture or partnership agreements.

        Please refer to Note 7 of the Mittal Steel Consolidated Financial Statements.

Non-Competition Agreement

        Pursuant to the LNM Holdings acquisition agreement, Mr. Lakshmi N. Mittal entered into a non-competition agreement with Mittal Steel. Pursuant to the non-competition agreement, Mr. Lakshmi N. Mittal agreed, for a period commencing upon the completion of the LNM Holdings acquisition agreement (December 17, 2004) and expiring June 30, 2007, not to, without the consent of Mittal Steel's Audit Committee, directly or indirectly acquire an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as an officer, employee, partner, shareholder, consultant or otherwise, any person anywhere in the world that engages in the business of manufacturing, producing or supplying iron ore, coke, iron, steel or iron or steel products, hereinafter referred to as a "Competitor". The non-competition agreement contains certain exceptions relating to limited lending on the part of Mr. Lakshmi N. Mittal. The non-competition agreement further provides that ownership of securities having no more than five percent of the outstanding voting power of any Competitor that is listed on any national securities exchange anywhere in the United States, Canada or Europe or 10% of the outstanding voting power of any Competitor that is listed on a national securities exchange anywhere else in the world, will not be deemed to be in violation of the non-competition agreement, so long as Mr. Lakshmi N. Mittal does not have any other connection or relationship with such Competitor. In addition, Mittal Steel will not be deemed to be a Competitor under the non-competition agreement, and PT. Ispat Indo will not be deemed to be a Competitor so long as PT. Ispat Indo does not (i) own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or become connected with, as a partner, shareholder, consultant or otherwise, any Competitor carrying on business outside Indonesia (provided that PT. Ispat Indo may own an equity interest in any joint venture so long as PT. Ispat Indo's direct and indirect equity or partnership interest therein does not exceed 20% and is not the largest equity or partnership interest therein) or (ii) own, manage or operate any material assets located outside Indonesia and relating to the business of manufacturing, producing or supplying iron ore, coke, iron, steel, or iron or steel products.

Shareholder's Agreement

        The Controlling Shareholder and Mittal Steel, have entered into a shareholder and registration rights agreement (the "Shareholder's Agreement"). Pursuant to the Shareholder's Agreement, no person holding record or beneficial ownership of class B common shares may transfer (as defined in the Shareholder's Agreement) such class B common shares, except to a permitted transferee ("Permitted Transferee"). A Permitted Transferee means: (i) Mr. Lakshmi N. Mittal; (ii) his parents, spouse, children (natural or adopted), grandchildren or other issues; (iii) trusts the primary beneficiaries of which are any of the foregoing persons or any charitable organization designated by any of them, which trusts are controlled, directly or indirectly, by any of the persons under clause (i), (ii) or (v); (iv) corporations, partnerships, limited liability companies and other persons if at least 80% of the economic interest in any such person is owned by any of the persons under clause (i) and (ii) or any charitable organization designated by any of them; and (v) in the case of any person in clause (i) and (ii), the heirs, executors, administrators or personal representatives upon the death of such person or upon the incompetence or disability of such person for the purposes of the protection and management of such individual's assets. The Shareholder's Agreement further provides that if at any time a record or beneficial holder of class B common shares ceases to be a Permitted Transferee, such holder (i) will not be entitled to exercise the voting rights attached to such class B common shares and (ii) will notify the Board of Directors that it is no longer a Permitted Transferee, which notification shall be deemed to be a request to convert such class B common shares into class A common shares. Notwithstanding the foregoing, if at any time a holder of class B common shares enters into a contract to transfer to a person that is not a Permitted Transferee (a "Non-Permitted Transferee") a number of class A common shares equivalent to that which would result from the conversion of all or a portion of such holder's class B common shares and thereafter such conversion is opposed by creditors of Mittal Steel in accordance with applicable Dutch law, which opposition has not been finally determined within six months after the commencement thereof, such holder shall be free to transfer its class B common shares to such Non Permitted Transferee. By its terms, the Shareholder's Agreement may not be amended, other than for manifest error, except by approval of a majority of the class A common shareholders (other than the Controlling Shareholder and Permitted Transferees) at a general shareholders' meeting.

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

Americas

        Under the Resource Conservation and Recovery Act (RCRA) and similar U.S. state programs, the owners of certain facilities that manage hazardous wastes are required to investigate and, if appropriate, remediate historic environmental contamination found at such facilities. All of Mittal Steel USA's major operating and inactive facilities are or may be subject to a corrective action program or other laws and regulations relating to environmental remediation, including projects relating to the reclamation of industrial properties, also known as brownfield projects.

        The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, also known as Superfund, and analogous state laws can impose liability for the entire cost of cleanup at a site upon current or former site owners or operators or parties who sent hazardous materials to the site, regardless of fault or the lawfulness of the activity that caused the contamination. Mittal Steel USA is a potentially responsible party at several state and federal Superfund sites. Mittal Steel USA could incur additional costs or liabilities at these sites, if additional cleanup is required, private parties sue for personal injury or property damage, or other responsible parties sue for reimbursement of costs incurred to clean up sites. Mittal Steel USA could also be named a potentially responsible party at other sites if its hazardous materials or those of its predecessor were disposed of at a site that later becomes a Superfund site.

        In 1990, Mittal Steel USA's Indiana Harbor (East) facility was party to a lawsuit filed by the EPA under the RCRA. In 1993, the Company entered into the EPA Consent Decree, which, among other things, requires facility wide RCRA corrective action and Indiana Harbor Ship Canal sediment assessment and remediation. At December 31, 2005, the Company's reserves for environmental liabilities included $16 million for RCRA Corrective Action, and $23 million for sediment remediation. As of December 31, 2005, it is not possible to accurately predict, beyond the currently established reserve, the amount of potential environmental liabilities for Mittal Steel USA's Indiana Harbor (East) facility.

        The Company's properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility wide RCRA Corrective Action. The Order, entered into by former owner Bethlehem Steel in 1990, requires the Company to perform a Remedial Facilities Investigation (RFI), Corrective Measures Study, complete Corrective Measures and perform any required Post Remedial Activities. As required by the order, the RFI was completed and submitted to EPA, and the New York State Department of Environmental Conservation (NYDEC), for approval on December 17, 2004. In addition, NYDEC and the Company executed an Order on Consent on November 26, 2004 to perform Interim Corrective Measures at a former benzol storage tank area. The

Company has reserved approximately $66 million for the undiscounted future cost of performing anticipated remediation and post remediation activities over a period of 15 years or more. The estimate is based on the extent of soil and groundwater contamination identified by the RFI and likely remedial alternative, including excavation and consolidation of containments in an on-site landfill and continuation of a benzol groundwater pump and treat system.

        At the Company's Sparrow Point, Maryland facility, former owner Bethlehem Steel, the EPA and the Maryland Department of the Environment agreed to a phased RFI as part of a comprehensive multimedia pollution Consent Decree. The Consent Decree was entered by the U.S. District Court for Maryland on October 8, 1997. The Company has assumed Bethlehem's ongoing obligations under the Consent Decree. The Consent Decree requires the Company to address compliance, closure and post-closure care matters and implement corrective measures associated with two onsite landfills, perform a site-wide investigation required by Section 3008(h) of RCRA, continue the operation and maintenance of a remediation system at an idle rod and wire mill, and address several pollution prevention items. The potential costs, as well as the time frame for the complete implementation of possible remediation activities at Sparrows Point, cannot be reasonably estimated until more of the investigations required by the decree have been completed and the data analyzed. Notwithstanding the above, it is probable, based on currently available data, that remediation will be required at the former coke plant. In addition, pursuant to the order of the U.S. District Court for Maryland, the Company must also implement corrective measures at the Gray's Landfill and Coke Point Landfill and post-closure care at the former Rod and Wire Mill Area. The total undiscounted environmental reserve for these related matters is approximately $42 million.

        Mittal Steel USA is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in southwestern Pennsylvania. Mittal Steel USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (PaDEP) in May 2003 addressing the transfer of required permits from Bethlehem to the Company and providing financial assurance for long-term operation and maintenance of the wastewater treatment facilities associated with these mines. As required by this Consent Order and Agreement, Mittal Steel USA submitted an Operational Improvement Plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required Mittal Steel USA to propose a long-term financial assurance mechanism. PaDEP approved Mittal Steel USA's cost reduction plan. On May 9, 2004, Mittal Steel USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. Mittal Steel USA expects to fund the treatment trust over a period of up to ten years at a current target value of about $20 million. Until the improvements are made and the treatment trust is fully funded, Mittal Steel USA expects to spend about $1 million to $2 million per year for the operation of treatment plants for acid mine drainage from these closed mines. After the treatment trust is fully funded, the treatment trust will then be utilized to fund the cost of treatment of acid mine drainage. Although remote, Mittal Steel USA could be required to make up any deficiency in the treatment trust in the future.

        Mittal Steel USA is subject to a variety of permitting requirements under the Clean Air Act that restricts the type and amount of air pollutants that may be emitted from regulated emission sources. On February 28, 2003, the EPA issued a final rule to reduce hazardous air pollutant (HAP) emissions from integrated iron and steel manufacturing facilities. The final rule will require affected facilities to meet standards reflecting the application of maximum achievable control technology (MACT) standards. Many of Mittal Steel USA's facilities are subject to the new MACT standards, and compliance with such standards will be required starting in May 20, 2006. Mittal Steel USA anticipates installing controls at facilities to comply with the new MACT standards with capital expenditures of about $145 million through 2007.

        Mittal Steel USA's facilities are also subject to a variety of permitting requirements under the Clean Water Act, which restricts the type and amount of pollutants that may be discharged from regulatory sources into receiving bodies of waters, such as rivers, lakes and oceans. On October 17, 2002, the EPA issued regulations that require existing wastewater dischargers to comply with new effluent limitations. Several of the Company's facilities are subject to the new regulations, and compliance with such regulations will be required as new discharge permits are issued for continued operation.

        Mittal Steel USA anticipates spending over $110 million over the next 40 years, including over $11 million during the next twelve months, to address the removal and disposal of PCB equipment and asbestos material encountered during the operation of our facilities.

        Mittal Steel USA expects to spend about $60 million in 2006 and an average of about $40 million per year for capital expenditures from 2007 through 2010 for environmental related matters.

        In January 2005, Indiana Harbor (East) received a third party complaint by Alcoa Incorporated alleging that Indiana Harbor (East) is liable as successor to the interests of Hillside Mining Co., or Hillside, a company that Indiana Harbor (East) acquired in 1943, operated until the late 1940s and then sold the assets of in the early 1950s. It is alleged in the complaint that since Hillside was operating in the area at the same time as Alcoa, if Alcoa is found to be liable in the original suit that was filed against it by approximately 340 individuals who live in the Rosiclare area of southern Illinois, then Indiana Harbor (East) should also be found liable, and there should be an allocation to Indiana Harbor (East) of the amount that would be owed to the original plaintiffs. Those original plaintiffs are alleging that the mining and processing operations allowed the release of fluorspar, manganese, lead and other heavy metal contaminants, causing unspecified personal injury and property damage. Indiana Harbor (East) has also been identified as a potentially responsible party by the Illinois Environmental Protection Agency in connection with this matter, which is currently requesting that Indiana Harbor (East) and other potentially responsible parties conduct site investigations of certain areas of concern. Until such time as this matter is further developed, management is not able to estimate reasonably possible losses, or a range of such losses, the amounts of which may be material in relation to Mittal Steel's financial position, results of operations and cash flows. Indiana Harbor (East) intends to defend itself fully in these matters.

        Mittal Steel USA and an independent, unaffiliated producer of raw materials are parties to a long-term supply agreement under which we were obligated to fund an escrow account to indemnify the producer of raw materials for the continuing availability of certain tax credits that extend until January 1, 2008. No contributions to the escrow account are required at this time as Mittal Steel USA believes that the likelihood of the specific contingency occurring is remote. If there is any loss, disallowance or reduction in the allowable tax credits applicable to the raw materials previously sold to the Company, Mittal Steel USA is required to repay the producer the amount by which the cost of the raw materials was decreased as a result of such tax credits, subject to certain adjustments, plus interest. As of December 31, 2005, the cumulative cost reduction due to such tax credits totaled $213 million.

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

        All of these are legacy environmental obligations arising from acquisitions.

        See also Notes 16 and 17 to the Mittal Steel Consolidated Financial Statements.

Europe

        In late 2002, three subsidiaries of Mittal Steel (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.), along with other European manufacturers of pre-stressed wire and strands steel products, received notice from the European Commission that it was conducting an investigation into possible anti-competitive practices by these companies. Mittal Steel and its subsidiaries are cooperating fully with the European Commission in this investigation. The European Commission can impose fines (up to a maximum of 10% of annual revenues) for breaches of EU competition law. Mittal Steel is currently unable to assess the ultimate outcome of the proceedings before the European Commission or the amount of any fines that may result. As the alleged anti-competitive activities would have taken place in large part prior to the acquisition of the subsidiaries, Mittal Steel has notified the previous owners that it will seek indemnification for costs resulting from the investigation.

        Sidex International Plc., or SIP, a joint venture that Mittal Steel Galati formed with Balli Steel Plc in 1997, in 2002 raised a claim of approximately $48 million for non-delivery of steel by Mittal Steel Galati from 1998 onwards as well as interest, damages and costs. Mittal Steel Galati disputed this claim and brought a counterclaim for non payment by SIP plus damages, interest and costs, in a total amount exceeding the amount of the claim raised by SIP. In October 2005, an arbitration tribunal made an award in favor of SIP for $25 million plus interest and reserved its position on costs. The sum of $37 million was paid in February 2006. Mittal Steel has an indemnity from a third party in this matter.

        The Competition Council of Romania has commenced investigations against Mittal Steel Galati on certain commercial practices. The Company is cooperating fully with the authorities but cannot at present determine the outcome or estimate the amount or range of a potential fine that may be imposed on Mittal Steel Galati. No amount has therefore been provided as of December 31, 2005.

        In June 2005, the Competition Council of Romania began investigations concerning state aid received by Mittal Steel Roman and Mittal Steel Iasi in connection with their respective privatizations. Since the Company cannot determine the outcome of these investigations or estimate the amount or range of a potential recovery order that may be imposed on it, no amount has been provided as of December 31, 2005.

        Since 2001, Mittal Steel Ostrava has been involved in a dispute with Kaiser Netherlands B.V., or Kaiser, the contractor for phase 1 of a mini-mill works project (rolling mill P1500), and its parent company, Kaiser Group International. Under the terms of the turnkey engineering and construction contract, a maximum of three performance tests were required to ensure that the mini-mill met contract mandated quality and quantity standards. Although the mini-mill failed the first performance tests, Kaiser contends that Mittal Steel Ostrava owes various costs incurred by Kaiser in relation to the construction of the mini-mill. Kaiser commenced legal proceedings against Mittal Steel Ostrava. Until recently, the primary legal venue for this matter has been the United States Bankruptcy Court for the District of Delaware, where Kaiser Group International is currently going through bankruptcy reorganization. The Delaware bankruptcy court has previously ruled that Kaiser Group International, as opposed to Kaiser, could proceed with prosecution of its specific claims against Mittal Steel Ostrava in the Delaware bankruptcy court venue. Mittal Steel Ostrava appealed this ruling, and in the first quarter of 2004, the Delaware bankruptcy court's decision was overturned by the United States District Court for the District of Delaware, which ruled that the proceedings should be stayed pending the completion of international arbitration proceedings. On January 6, 2004, Kaiser filed arbitration claims against Mittal Steel Ostrava in the amount of $51 million with the International Court of Arbitration in Paris. The sum claimed was revised to $67 million in November 2004 to include interest and additional costs. Mittal Steel vigorously disputes this claim and has submitted a $50 million counterclaim against Kaiser in these same arbitration proceedings. Following the arbitration hearing in September 2005 both parties have filed post hearing statements. At December 31, 2005, Mittal Steel has provided for a reserve of $31 million with respect to this and other matters, a sum equal to the amount Mittal Steel Ostrava withdrew from the performance letter of credit posted by Kaiser as well as retention fee payments claimed by Kaiser. As Mittal Steel cannot estimate the amount or range of any additional potential loss that may be incurred by Mittal Steel Ostrava, no additional amount has been provided for as of December 31, 2005.

        See also Notes 16 and 17 to the Mittal Steel Consolidated Financial Statements.

Asia & Africa

        A claim has been brought against Mittal Steel South Africa by Harmony Gold, Cadac (Pty) Ltd., Barnes Group of Companies and others relating to Mittal Steel South Africa's alleged contravention of the South African Competition Act. Any adverse decision would affect Mittal Steel South Africa's pricing policies. The Company cannot determine at this time the outcome of this matter.

        Mittal Steel South Africa is involved in a dispute with the South African Revenue Services in respect of the tax treatment of payments to Mittal Steel made pursuant to the Business Assistance Agreement (BAA). An independent legal opinion has been obtained supporting the Company's taxation treatment of the payments. As the Company cannot determine the outcome of this matter, no amount has been provided as at December 31, 2005.

        See also Notes 16 and 17 to the Mittal Steel Consolidated Financial Statements.

Dividend Distributions

        Mittal Steel's board of directors may reserve a portion of Mittal Steel's annual profits. The portion of Mittal Steel's annual profits that remains unreserved shall be distributed to shareholders of Mittal Steel pro rata based on the number of common shares held by each shareholder, without regard to the class or par value of such common shares. Mittal Steel's board of directors may resolve that Mittal Steel make distributions out of its general share premium account or out of any other reserves available for distributions under the laws of The Netherlands, not being a legal reserve or the special share premium reserve that Mittal Steel is required to maintain pursuant to Article 36.1 of its Articles of Association, or the Special Reserve. Mittal Steel may declare dividends in the form of common shares as well as in cash. Mittal Steel's board of directors may also decide that Mittal Steel pay interim dividends. Mittal Steel may only declare distributions, including interim dividends, in accordance with the Dutch Corporate Code and the Articles of Association of the Company. Distributions that have not been claimed within five years and two days after the date on which they became due and payable revert to Mittal Steel.

        The Mittal Steel Board of Directors may set a record date to establish which shareholders are entitled to dividends and the date upon which such dividends will become payable. Distributions that have not been claimed within five years and two days after the date on which they became due and payable revert to Mittal Steel.

        Article 36.3 of Mittal Steel's Articles of Association provides that as soon as all of the outstanding class B common shares have been converted into class A common shares, the balance of Special Reserve shall be added to the general share premium reserve, whereupon the Special Reserve shall cease to exist.

        All calculations to determine the amounts available for dividends will be based on Mittal Steel's statutory accounts, which will, as a holding company, be different from its consolidated accounts. Mittal Steel's statutory accounts have to date been prepared under Dutch GAAP and are deposited with the Commercial Register in Rotterdam, the Netherlands. Since Mittal Steel is incorporated under the laws of The Netherlands, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries' recognized gains, from the sale of its assets or records share premium from the issuance of (new) common shares.

        The holders of Mittal Steel class A common shares and Mittal Steel class B common shares are entitled to receive pro rata such distributions, if any, as may be declared by Mittal Steel's Board of Directors out of funds legally available for distribution. ABN AMRO Bank N.V. is the paying agent for dividends payable on Mittal Steel common shares in The Netherlands, and the Bank of New York is the paying agent for dividends payable on Mittal Steel common shares in the United States.

        On February 9, 2005, Mittal Steel's board of directors approved a dividend policy for the fiscal year 2005 of $0.10 per share per quarter (as from the second quarter of 2005), which was approved by Mittal Steel's shareholders at the Annual General Meeting of Shareholders held on May 26, 2005. Quarterly dividends were paid on July 8, 2005, October 12, 2005 and December 15, 2005.

        On February 14, 2006, Mittal Steel's board of directors declared an interim dividend of $0.125 per share payable on March 15, 2006 and decided to propose to the general meeting of the shareholders to amend the dividend policy going forward to a quarterly dividend of $0.125 per share. This dividend has since been paid.

B.    Significant Changes

        Not applicable.

ITEM 9.    THE OFFER AND LISTING

A.    Offer and Listing Details

Nature of Trading Market

        Mittal Steel class A common shares are listed and traded on the NYSE, Mittal Steel's principal United States trading market, and outside the United States on Euronext Amsterdam, in each case under the symbol "MT".

        The following table sets forth, for the periods indicated, the high and low sales prices per share of Mittal Steel class A common shares as reported on the NYSE and Euronext Amsterdam.

	THE NEW YORK STOCK EXCHANGE MITTAL STEEL CLASS A COMMON SHARES		EURONEXT AMSTERDAM MITTAL STEEL CLASS A COMMON SHARES
	HIGH	LOW	HIGH	LOW
	(in U.S. dollars)		(in Euros)
Year Ended December 31, 2001	$4.25	$0.70	€4.45	€0.90
Year Ended December 31, 2002	3.10	1.26	3.25	1.51
Year Ended December 31, 2003	9.06	2.05	7.50	2.05
Year Ended December 31, 2004
First Quarter	11.06	6.80	9.00	5.20
Second Quarter	15.06	9.41	12.50	8.30
Third Quarter	30.45	14.16	26.50	11.50
Fourth Quarter	42.80	24.50	32.45	19.60
Year Ended December 31, 2005
First Quarter	43.86	29.70	33.25	22.55
Second Quarter	34.00	22.11	26.10	17.31
Third Quarter	30.78	23.55	25.34	19.00
Fourth Quarter	29.54	22.95	25.60	19.25
Month Ended
September 2005	30.78	28.13	25.34	22.51
October 2005	29.54	22.95	25.60	19.25
November 2005	28.12	24.00	24.90	20.50
December 2005	28.73	25.46	24.49	21.75
January 2006	36.55	26.38	30.35	22.05
February 2006	36.40	31.75	30.74	26.82

Note: Includes intraday highs and lows.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        In the United States, Mittal Steel class A common shares are traded on the NYSE, Mittal Steel's principal U.S. trading market. Outside the United States, Mittal Steel class A common shares are also traded on Euronext Amsterdam.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

        Pursuant to Article 2 of the Articles of Association, the objects and purposes of the Company are the following:

  •
  To participate in, take an interest in, and conduct the management of business enterprises;

  •
  To finance, to provide security for or undertake the obligations of third parties; and

  •
  To conduct all activities incidental to any of the foregoing.

        The below description of Mittal Steel's class A common shares and class B common shares does not purport to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of Mittal Steel's Articles of Association and the applicable provisions of Book 2 of the Dutch Civil Code. The full text of the Company's Articles of Association is filed as an exhibit to this annual report.

        The shares are created under Dutch law, and will be subject to the provisions attached to, and rank pari passu with, all existing class A common shares as set forth in Mittal Steel's Articles of Association and the applicable provisions of Book 2 of the Dutch Civil Code.

General

        Mittal Steel Company N.V. is a public limited liability company (naamloze vennootschap) incorporated under the laws of The Netherlands. Mittal Steel was initially incorporated under the name "Ispat International N.V." On December 17, 2004, Ispat International changed its name to "Mittal Steel Company N.V."

        Mittal Steel is registered at the Commercial Register in Rotterdam under number 24275428. Mittal Steel was incorporated on May 27, 1997 for an unlimited duration.

        The registered offices of Mittal Steel are located at:

    Hofplein 20
    3032 AC Rotterdam
    The Netherlands

        The telephone number of the registered offices is +31 10 217 8800.

        Pursuant to Article 2 of the Articles of Association, the objects and purposes of Mittal Steel are the following:

  •
  To participate in, take an interest in, and conduct the management of business enterprises;

  •
  To finance, to provide security for or to undertake the obligations of third parties; and

  •
  To conduct all activities which are incidental or which may be conducive to any of the foregoing.

Major Shareholders

        As of December 31, 2005, the Controlling Shareholder owned directly and indirectly through holding companies 165,794,790 Mittal Steel class A common shares (approximately 67.2% of the issued and outstanding class (excluding class A common shares held in treasury)) and 457,490,210 Mittal Steel class B common shares (100% of the issued and outstanding class), representing approximately 98.3%

of the combined voting interest in Mittal Steel. On completion of the acquisition of LNM Holdings on December 17, 2004, 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal Steel class B common shares were issued to an intermediate holding company owned by the Controlling Shareholder. Prior to the completion of the acquisition of LNM Holdings, the Controlling Shareholder owned 26,135,000 Mittal Steel class A common shares (approximately 57.5% of the then-issued and outstanding class (excluding class A common shares held in treasury)) and 72,150,000 Mittal Steel class B common shares (100% of the then issued and outstanding class), representing approximately 97.5% of the then-combined voting interest in Mittal Steel.

        Mr. Lakshmi N. Mittal has the right to make binding nominations for the appointment of all members of Mittal Steel's board of directors and to determine the outcome of any action requiring shareholder approval. In addition, Mr. Lakshmi N. Mittal has the ability, by virtue of his ownership of Mittal Steel class B common shares, to prevent or cause a change in control of Mittal Steel and its subsidiaries.

        No person other than a member of Mittal Steel's Board of Directors or senior management has an interest in Mittal Steel's capital or voting rights that is notifiable under Dutch law.

Form and Transfer of Shares

        Both the class A common shares and the class B common shares of Mittal Steel are in registered form. Class A common shares are available in the form of an entry in the share register of Mittal Steel, both with or without the issuance of a share certificate, at the option of the shareholder concerned. No share certificates will be issued in respect of class B common shares.

        The class A common shares are freely transferable. The class A common shares have no conversion rights.

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

Issuance of Common Shares

        Pursuant to the Articles of Association of Mittal Steel, a general meeting of shareholders can designate Mittal Steel's Board of Directors as the authorized corporate body for the purpose of resolving upon the issuance of shares by Mittal Steel and to determine the price and further conditions of such share issuance. Such a designation can only be valid for a specific period of no more than five years and may from time to time be extended for a period of not more than five years.

        At the annual meeting of shareholders held on May 26, 2005, Mittal Steel shareholders extended the authority to Mittal Steel's Board of Directors for a period of one year (until the annual meeting of shareholders to be held in 2006) to issue and/or grant rights to subscribe for shares with respect to 10% of the unissued class A common shares in which the authorized share capital of Mittal Steel is divided into at the time the resolution to issue or grant rights to subscribe for common shares is taken by Mittal Steel's Board of Directors.

        On April 19, 2005, Mittal Steel's Board of Directors adopted a resolution under this authority in order to issue such number of Mittal Steel class A common shares required to be issued to ISG (now Mittal Steel USA stockholders, pursuant to the acquisition agreement with ISG).

Pre-emptive Rights

        Unless limited or excluded by Mittal Steel's shareholders or Board of Directors as described below, holders of each class of common shares have a pro rata pre-emptive right to subscribe for any newly issued common shares of such class, except for common shares issued for consideration other than cash or issued to Mittal Steel employees or employees of any of its operating subsidiaries. At the extraordinary meeting held on December 15, 2004, shareholders delegated authority to members of Mittal Steel's Board of Directors to limit or exclude pre-emptive rights in respect of issuances of Mittal Steel class A common shares for a period of five years (the maximum permitted by the laws of The Netherlands). At the annual meeting of shareholders held on May 26, 2005, Mittal Steel shareholders resolved to reduce such authority to a period of one year (until the annual meeting of shareholders to be held in 2006).

Repurchase of Shares

        Mittal Steel may acquire its own common shares, subject to certain provisions of the laws of The Netherlands and of its Articles of Association, if and insofar as:

  •
  shareholders' equity, less the amount to be paid for the common shares to be acquired is not less than the sum of Mittal Steel's issued share capital plus any reserves required to be maintained by the laws of The Netherlands or Mittal Steel's Articles of Association; and

  •
  Mittal Steel and its subsidiaries would thereafter not hold, or hold as pledgee, common shares with an aggregate par value exceeding one-tenth of Mittal Steel's issued share capital.

        Purchases by Mittal Steel of its common shares may be effected by Mittal Steel's Board of Directors only if the shareholders have authorized Mittal Steel's Board of Directors to effect such repurchases and such authorization has been granted within 18 months (the maximum permitted by the laws of The Netherlands) prior to the date of purchase. At the extraordinary meeting held on December 15, 2004, shareholders granted the authority to Mittal Steel's Board of Directors to repurchase up to 10% of the issued share capital of Mittal Steel, in the form of class A common shares and class B common shares, for a period of 18 months effective from the date of the extraordinary meeting until June 14, 2006.

        At the annual meeting of shareholders held on May 26, 2005, Mittal Steel shareholders resolved to authorize Mittal Steel's Board of Directors, with effect from the date of the annual meeting held on May 26, 2005, to cause Mittal Steel to acquire up to 10% of its own share capital issued at the time of acquisition, in the form of class A shares, on the NYSE, Euronext Amsterdam or otherwise, for a period of 18 months (ending on November 25, 2006), for a purchase price per class A share to be paid in cash, of not more than 125% of the share price on the NYSE or Euronext Amsterdam and no less than the nominal value of the share at the time of repurchase. The price on the NYSE or Euronext Amsterdam will be the higher of: (a) the average of the final listing price per class A common share according to the Official Price List of Euronext Amsterdam during the 30 consecutive days on which the Euronext Amsterdam is open for trading preceding the three trading days prior to the date of repurchase, and (b) the average of the closing price per class A common share on the NYSE during 30 consecutive days on which the NYSE is open for trading preceding the three trading days prior to the date of repurchase.

        The authorization granted to Mittal Steel's Board of Directors at the extraordinary meeting of shareholders held on December 15, 2004 in respect of the class B common shares will expire on June 14, 2006.

Capital Reduction

        The shareholders of Mittal Steel may reduce Mittal Steel's issued share capital by canceling common shares held by Mittal Steel, by canceling all common shares of a specific class or by reducing the par value of common shares, subject to certain statutory provisions. A resolution to reduce the issued share capital requires the approval of at least a majority of the votes cast and, if less than half of the issued share capital is represented at the meeting at which the vote is taken, the approval of at least two-thirds of the votes cast is required. In addition, the prior or simultaneous approval of each group of holders of the class of common shares to which the capital reduction relates is required. Mittal Steel is required to file any resolution of shareholders reducing its share capital with the trade register of the Chamber of Commerce and Industry in the district in which it has its corporate seat and to publish the filing in a national daily newspaper. During the two-month period after the filing is made, creditors of Mittal Steel may oppose such reduction of share capital.

General Meeting

        Each shareholder of Mittal Steel has the right to attend general meetings of shareholders, either in person or by proxy, to address shareholder meetings and to exercise voting rights, subject to the provisions of Mittal Steel's Articles of Association. An annual general meeting of shareholders will be held within six months after the end of each financial year in The Netherlands, in Amsterdam, Haarlemmermeer (Schiphol Airport), The Hague or Rotterdam. Extraordinary general meetings of shareholders may be held as often as Mittal Steel's Board of Directors deems necessary. In addition, one or more shareholders and other persons entitled to attend such meetings jointly representing at least 10% of the total outstanding share capital may request that a general meeting of shareholders be convened.

        Mittal Steel must give notice of each meeting of shareholders by notice published by advertisement, which shall be published in at least one national daily newspaper distributed throughout The Netherlands and in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam and, if required, elsewhere. In addition, holders of registered shares shall be notified by letter that the meeting is being convened. Such notices will be given no later than on the 15th day prior to the day of the meeting and will include, or be accompanied by, an agenda (or state where such agenda may be obtained) identifying the business to be considered at the meeting.

        Mittal Steel's Board of Directors may set a record date to establish which shareholders are entitled to attend and vote at the meeting of shareholders.

        The agenda is to contain the items selected by the person(s) convening the meeting and required by Dutch law or Mittal Steel's Articles of Association. In addition, unless this would be detrimental to vital interests of Mittal Steel, the agenda is also to contain the items requested in writing by one or more shareholders, or other persons entitled to attend general meetings of shareholders, alone or together representing at least one percent of the issued share capital or representing the amount of market capitalization set by law (at present being €50 million). Such request must have been received by Mittal Steel not later than on the 60th day prior to that of the meeting.

Voting Rights

        Each Mittal Steel class A common share entitles its holder to one vote and each Mittal Steel class B common share entitles its holder to ten votes on each matter to be voted upon by shareholders. Shareholders will vote as a single class on all matters submitted to a vote of the general meeting of shareholders, including, without limitation, the appointment of members of Mittal Steel's Board of Directors and any proposed amendment of Mittal Steel's Articles of Association. The holders of Mittal Steel class B common shares have the right to make a binding nomination for the appointment of a member of Mittal Steel's Board of Directors. The general meeting of shareholders may at all times resolve by a resolution passed by an absolute majority of the votes cast at the meeting and representing at least one-third of the issued share capital to overrule such binding nomination. Class B and C directors will be elected to serve one-year terms, whereas Mittal Steel class A directors are appointed for a period of four years. Unless otherwise required by Mittal Steel's Articles of Association or the laws of The Netherlands, resolutions of the general meeting of shareholders will be validly adopted by a simple majority of the votes cast. Except in limited circumstances provided for in Mittal Steel's Articles of Association or under the laws of The Netherlands, there is no quorum requirement for the valid adoption of shareholder resolutions.

        Major shareholders in Mittal Steel have no special or enhanced voting rights as a result of their larger shareholdings; their voting rights correspond to the number of class A and/or class B common shares they hold and the votes attached to such shares.

Annual Accounts

        Each year, Mittal Steel's Board of Directors must prepare annual accounts within five months after the end of Mittal Steel's financial year, unless the shareholders have approved an extension of this period for up to six additional months due to certain special circumstances recognized as such under the laws of The Netherlands. The annual accounts must be made available for inspection by shareholders at the offices of Mittal Steel within the same period.

        Subject to Dutch law, the annual accounts must be accompanied by an auditors' certificate, an annual report and certain other mandatory information. The shareholders shall appoint an accountant, as referred to in Article 393 of Book 2 of the Dutch Civil Code, to audit the annual accounts. The general meeting of shareholders shall adopt the annual accounts.

Significant Transactions

        As required under Dutch law, decisions of the Board of Directors involving a significant change in the identity or character of Mittal Steel are subject to the approval of the shareholders.

        Such decisions include:

  •
  the transfer of all or substantially all of Mittal Steel's business to a third party;

  •
  the entry into or termination of a significant joint venture of Mittal Steel or of any of Mittal Steel's subsidiaries with another legal entity or company, or of Mittal Steel's position as a fully liable partner in a limited partnership or a general partnership; or

  •
  the acquisition or disposal, by Mittal Steel or any of Mittal Steel's subsidiaries, of a participating interest in the capital of a company valued at one-third or more of Mittal Steel's assets according to Mittal Steel's most recently adopted consolidated annual balance sheet.

Amendment to the Articles of Association

        Mittal Steel's Articles of Association may be amended by resolution of the shareholders upon a proposal by Mittal Steel's Board of Directors. The resolution of the shareholders to amend the Articles of Association shall require the prior or simultaneous approval of each group of holders of shares of the class whose rights are prejudiced by the amendment of the Articles of Association.

Merger and Demerger

        Mittal Steel's Board of Directors requires the prior approval of the general meeting of shareholders to resolve to enter into (i) a statutory merger whereby Mittal Steel acts as the acquiring legal entity, or (ii) a legal demerger (juridische splitsing) whereby Mittal Steel acts as the acquiring or demerging legal entity, unless the statutory merger is a merger referred to in Article 333 of Book 2 of the Dutch Civil Code, or in the case of a legal demerger, a demerger referred to in Article 334hh of Book 2 of the Dutch Civil Code.

Liquidation

        In the event of the dissolution and liquidation of Mittal Steel, holders of Mittal Steel common shares are entitled to receive all of the assets of Mittal Steel available for distribution after payment of all liabilities pro rata to the number of common shares held by each such shareholder, irrespective of the par value of the common shares held by such holders. As a holding company, Mittal Steel's sole material assets are the capital stock of its operating subsidiaries. Therefore, in the event of dissolution or liquidation, Mittal Steel will either distribute the capital stock of the operating subsidiaries or sell such stock and distribute the net proceeds thereof, after satisfying its liabilities. During liquidation, Mittal Steel's Articles of Association will, to the extent possible, remain in full force and effect.

Information Rights

        Holders of Mittal Steel class A common shares and class B common shares enjoy the following information rights:

  •
  the right to obtain the annual accounts and the annual report. Within five months following the end of each fiscal year, Mittal Steel's Board of Directors must prepare annual accounts accompanied by an annual report. This period may be extended by the general meeting of shareholders on account of special circumstances by a maximum of six additional months. The annual accounts and the annual report are available free of charge to shareholders at Mittal Steel's offices from the date of the notice convening Mittal Steel Annual General Meeting;

  •
  the right for (i) one or more shareholders and other persons entitled to attend such meetings jointly representing at least 10 percent of the total outstanding share capital in Mittal Steel and (ii) one or more shareholders jointly representing a nominal value of at least €225,000 in the aggregate in Mittal Steel, to petition for an investigation (enquête) into the affairs of Mittal Steel;

  •
  the right to obtain a copy of any proposal to amend Mittal Steel's Articles of Association or to dissolve Mittal Steel at the same time as meeting notices referring to such proposals are published or sent to all those who are entitled to vote on the subject.

        In addition, pursuant to the relevant provisions of Book 2 of the Dutch Civil Code, Mittal Steel's Board of Directors must provide the general meeting of shareholders with all information that it may require, unless vital interests of Mittal Steel and any law, rule or regulation applicable to Mittal Steel would prevent it from doing so.

C.    Material Contracts

        The following are material contracts, not entered into in ordinary course of business, to which Mittal Steel has entered into during the two years immediately preceding publication of this Annual Report:

  •
  In December 2004, Mittal Steel acquired LNM Holdings from Mittal Steel S.à.r.l., an entity wholly owned by the Controlling Shareholder of Mittal Steel. Mittal Steel S.à.r.l. received 0.27931958 Mittal Steel class A common shares and 0.77068042 Mittal Steel class B common shares for each LNM Holdings common share, or, in the aggregate, 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal Steel class B common shares.

  •
  Agreement and Plan of Merger and Reorganization, dated as of October 24, 2004, among Mittal Steel Company N.V. (formerly known as Ispat International N.V.), Park Acquisition Corp. and

    International Steel Group Inc. See "Item 4A—Information on the Company—History and Development of the Company—Mittal Steel Overview".

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

E.    Taxation

U.S. Tax Considerations

        The following discussion is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Mittal Steel class A common shares that are generally applicable to U.S. Holders (as defined below) that hold their Mittal Steel class A common shares as capital assets (generally, for investment purposes). This summary does not purport to address all the material tax consequences that may be relevant to the holders of Mittal Steel class A common shares, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for U.S. alternative minimum tax, investors that own or are treated as owning 10% or more of Mittal Steel's voting shares, investors that hold Mittal Steel class A common shares as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and investors whose functional currency is not the U.S. dollar) may be subject to special U.S. tax rules. This summary is based on the federal tax laws and regulations of the United States, judicial decisions, published rulings and administrative pronouncements, all as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect), and/or to differing interpretations.

        For purposes of this discussion, a "U.S. Holder" is any beneficial owner of Mittal Steel class A common shares that is, for U.S. federal income tax purposes:

  •
  An individual citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax without regard to its source; or

  •
  a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        The U.S. federal income tax consequences of a partner in a partnership holding Mittal Steel class A common shares generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Mittal Steel class A common shares are urged to consult their own tax advisors.

        Except where specifically described below, this discussion assumes that Mittal Steel is not a passive foreign investment company, or "PFIC", for U.S. federal income tax purposes. See "U.S. Tax Considerations—Passive Foreign Investment Company Status". This summary does not address any aspects of U.S. federal tax law other than income taxation or any state and local or non-U.S. tax considerations that may be applicable to investors. Additionally, this summary does not apply to an investor that is not a U.S. Holder or that holds Mittal Steel class A common shares other than as a capital asset. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and other tax consequences of acquiring, owning and disposing of Mittal Steel class A common shares.

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

Taxation of Distributions

        Subject to the passive foreign investment company rules discussed below, under U.S. federal income tax law, cash distributions made by Mittal Steel in respect of Mittal Steel class A common shares (including the amount of any applicable withholding tax in The Netherlands) will constitute a taxable dividend when such distribution is paid, actually or constructively to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The U.S. dollar amount of such a dividend generally will be included in the gross income of a U.S. Holder as ordinary income derived from sources outside the United States for U.S. foreign tax credit purposes and generally will be passive income for purposes of the foreign tax credit limitation. Dividends paid in euro will be included in a U.S. Holder's income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividend is received; a recipient of such dividends generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Fluctuations in the U.S. dollar-euro exchange rate between the date that U.S. Holders receive a dividend and the date that they receive any related refund of Dutch withholding tax may give rise to foreign currency gain or loss, however; such gain or loss generally is treated as ordinary income or loss for U.S. tax purposes. Dividends paid by Mittal Steel will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

        Subject to certain exceptions for short-term and hedged positions, and provided that Mittal Steel is not a PFIC (as discussed below), dividends received by certain U.S. Holders (including individuals) prior to January 1, 2009 with respect to the Mittal Steel class A common shares will be subject to U.S. federal income taxation at a maximum rate of 15% if the dividends represent "qualified dividend income." Dividends paid on the Mittal Steel class A common shares will be treated as qualified dividend income if Mittal Steel was not in the year prior to the year in which the dividend was paid, and is not in the year in which the dividend is paid, a PFIC. As discussed further below, Mittal Steel believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 taxable year, and Mittal Steel does not anticipate becoming a PFIC for its 2006 taxable year. See "U.S. Tax Considerations—Passive Foreign Investment Company Status."

        U.S. Holders should be aware that the U.S. Treasury Department has announced its intention to promulgate rules in proposed form pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for the reduced rate of U.S. federal income taxation. Because proposed certification procedures have not yet been issued, Mittal Steel is uncertain that it will be able to comply with them. U.S. Holders of Mittal Steel class A common shares should consult their own tax advisors regarding the availability of the reduced rate of U.S. federal income tax on dividends in the light of their own particular circumstances.

        To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of Mittal Steel class A common shares exceeds the current and accumulated earnings and profits of Mittal Steel, as determined under U.S. federal income tax principles, the distribution first will be treated as a non-taxable return of the U.S. Holder's adjusted tax basis in those Mittal Steel class A common shares, and thereafter as U.S. source capital gain. Distributions of additional Mittal Steel class A common shares that are made to U.S. Holders with respect to their Mittal Steel class A common shares and that are part of a pro rata distribution to all of Mittal Steel's shareholders generally will not be subject to U.S. federal income tax.

        Subject to the limitations and conditions provided in the U.S. Internal Revenue Code of 1986, as amended, a U.S. Holder of Mittal Steel class A common shares may deduct from its U.S. federal taxable income, or claim as a credit against its U.S. federal income tax liability, the amount of any Dutch taxes withheld from a dividend paid by Mittal Steel to such U.S. Holder. The rules with respect to foreign tax credits are complex, involve the application of rules that depend on a U.S. Holder's particular circumstances and have been amended by recently enacted legislation that is effective for taxable years beginning after December 31, 2006. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances, including the U.S. federal income tax treatment of any reduction in the amount of the dividend withholding tax in The Netherlands required to be remitted by Mittal Steel to the tax authorities in The Netherlands. See "Taxation in the Netherlands—Withholding Tax."

Taxation of Sales or other Taxable Dispositions of Mittal Steel Class A Common Shares

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

Passive Foreign Investment Company Status

        Special U.S. federal income tax rules apply to U.S. persons owning capital stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered "passive assets" (generally assets that generate passive income). Mittal Steel believes that it was not a PFIC in the prior taxable year, is not currently a PFIC and does not anticipate that it will become a PFIC in the foreseeable future. This conclusion is based upon an analysis of its financial position and an interpretation of the PFIC provisions that Mittal Steel believes is correct. However, no assurances can be made that the applicable tax law or other relevant circumstances will not change in a manner that affects the PFIC determination.

        If, contrary to the discussion above, Mittal Steel were classified as a PFIC, a U.S. Holder would be subject to increased U.S. federal income tax liability (possibly including an interest charge) upon the sale or other disposition of Mittal Steel class A common shares or upon receipt of "excess distributions," unless such U.S. Holder elected to be taxed currently (as discussed below) on its pro rata portion of Mittal Steel's income, whether or not such income was distributed in the form of dividends or otherwise. An excess distribution is generally any distribution to the U.S. Holder in respect of the shares during a single taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder in respect of the Mittal Steel class A common shares during the three preceding taxable years, or if shorter, the U.S. Holder's holding period for the shares.

        The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder elects to have Mittal Steel treated as a "qualified electing fund" ("QEF"). U.S. Holders should consult their tax advisors as to the availability and consequences of such election. The information necessary for making this election might not be provided by Mittal Steel. Special rules apply for calculating the amount of a U.S. foreign tax credit with respect to excess distributions by a PFIC, or in certain cases, QEF inclusions.

        In addition, if the Mittal Steel class A common shares are shares in a PFIC and treated as "marketable stock" under applicable U.S. Treasury Regulations, a U.S. Holder may also make a mark-to-market election to avoid the PFIC rules described above. If the Mittal Steel class A common shares are so treated and a U.S. Holder makes a mark-to-market election, in general, the U.S. Holder will instead include as ordinary income each year the excess, if any, of the fair market value of the Mittal Steel class A common shares at the end of the taxable year over the U.S. Holder's adjusted basis in the Mittal Steel class A common shares. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the Mittal Steel class A common shares over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder's basis in the Mittal Steel class A common shares will be adjusted to reflect any such income or loss amounts.

        Notwithstanding any election made with regard to the Mittal Steel class A common shares, dividends received will not constitute qualified dividend income to a U.S. Holder if Mittal Steel is a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, U.S. Holders must include the gross amount of any such dividends paid by Mittal Steel out of its accumulated earnings and profits (as determined for U.S. federal income tax purposes) in their gross income, and such dividends are subject to tax at the rates generally applicable to ordinary income. A U.S. Holder that owns Mittal Steel class A common shares during any year that Mittal Steel is a PFIC must file U.S. Internal Revenue Service Form 8621.

Backup Withholding and Information Reporting

        In general, except in the case of certain exempt recipients (such as corporations), information reporting requirements will apply to dividends on Mittal Steel class A common shares paid to U.S. Holders in the United States or through certain U.S. related financial intermediaries and to the proceeds received upon the sale, exchange or redemption of Mittal Steel class A common shares by U.S. Holders within the United States or through certain U.S. related financial intermediaries. Furthermore, backup withholding (currently at a rate of 28%) may apply to those amounts if a U.S. Holder fails to provide an accurate tax identification number, to certify that such U.S. Holder is not subject to backup withholding or to otherwise comply with the applicable requirements of the backup withholding rules.

        Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment to a U.S. Holder will be allowed as a credit against the U.S Holder's U.S. federal income tax liability provided that the required information is properly furnished to the IRS. Holders that are not

U.S. Holders may need to comply with certification procedures to establish their non-U.S. status in order to avoid information reporting and backup withholding tax requirements.

        THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. EACH INVESTOR IN MITTAL STEEL CLASS A COMMON SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF MITTAL STEEL CLASS A COMMON SHARES BASED ON THE INVESTOR'S PARTICULAR CIRCUMSTANCES.

TAXATION IN THE NETHERLANDS

General

        The following is a summary of certain Netherlands tax consequences of the holding and disposal of Mittal Steel class A common shares (Mittal Steel is hereinafter referred to as the "Company", the shares in the Company are hereinafter referred to as "Shares"). This summary does not purport to describe all possible tax considerations or consequences that may be relevant to such holder or prospective holder of Shares. Holders should consult with their tax advisors with regards to the tax consequences of investing in the Shares in their particular circumstances. The discussion below is included for general information purposes only.

        Please note that this summary does not describe the tax considerations for holders of Shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in the Company as laid down in the Netherlands income tax act 2001. Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) holds rights to acquire, directly or indirectly, such interest; or (iii) holds certain profit sharing rights in that company that relate to 5% or more of the company's annual profits and/or to 5% or more of the company's liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Furthermore, this summary does not describe the tax considerations for holders of Shares if the holder has an interest in the Company that qualifies for the participation exemption as laid down in the Netherlands corporate income tax act 1969.

        Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and regulations, as in effect on the date hereof and as interpreted in published case law on the date hereof and is subject to change after such date, including changes that could have retroactive effect.

Withholding Tax

        Dividends distributed by the Company generally are subject to Netherlands dividend withholding tax at a rate of 25 percent. The expression "dividends distributed" includes, among others:

  •
  distributions in cash or in kind;

  •
  liquidation proceeds, proceeds of redemption of Shares, or proceeds of the repurchase of Shares by the Company or one of its subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those Shares recognized for purposes of Netherlands dividend withholding tax;

  •
  an amount equal to the par value of Shares issued or an increase of the par value of Shares, to the extent that it does not appear that a contribution, recognized for purposes of Netherlands dividend withholding tax, has been made or will be made; and

  •
  partial repayment of the paid-in capital, recognized for purposes of Netherlands dividend withholding tax, if and to the extent that the Company has net profits (in Dutch: "zuivere winst"), unless the holders of Shares have resolved in advance at a general meeting to make such repayment and the par value of the Shares concerned has been reduced by an equal amount by way of an amendment of the Company's articles of association.

        If a holder of Shares is resident in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such other country, such holder of Shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

        Individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Netherlands tax purposes ("Netherlands resident individuals" and "Netherlands resident entities" as the case may be), including individuals who have made an election for the application of the rules of the Netherlands income tax act 2001 as they apply to residents of the Netherlands, can generally credit the Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of Shares that are neither resident nor deemed to be resident of the Netherlands if the Shares are attributable to a Netherlands permanent establishment of such non-resident holder.

        In general, the Company will be required to remit all amounts withheld as Netherlands dividend withholding tax to the Netherlands tax authorities. However, under certain circumstances, the Company is allowed to reduce the amount to be remitted to the Netherlands tax authorities by the lesser of:

  •
  3 percent of the portion of the distribution paid by the Company that is subject to Netherlands dividend withholding tax; and,

  •
  3 percent of the dividends and profit distributions, before deduction of foreign withholding taxes, received by the Company from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by the Company) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned deductions.

        Although this reduction reduces the amount of Netherlands dividend withholding tax that the Company is required to pay to the Netherlands tax authorities, it does not reduce the amount of tax that the Company is required to withhold on dividends.

        Pursuant to legislation to counteract "dividend stripping" a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding cost on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands state secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Taxes on Income and Capital Gains

Netherlands resident individuals

        If a holder of Shares is a Netherlands resident individual (including the non-resident individual holder who has made an election for the application of the rules of the Netherlands income tax act

2001 as they apply to residents of the Netherlands), any benefit derived or deemed to be derived from the Shares is taxable at the progressive income tax rates (with a maximum of 52 percent), if:

  (a)
  the Shares are attributable to an enterprise from which the Netherlands resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise, without being an entrepreneur or a shareholder, as laid down in the Netherlands income tax act 2001; or

  (b)
  the holder of the Shares is considered to perform activities with respect to the Shares that go beyond ordinary active asset management (in Dutch: "normaal vermogensbeheer") or derives benefits from the Shares that are (otherwise) taxable as benefits from other activities (in Dutch: "resultaat uit overige werkzaamheden").

        If the above-mentioned conditions (a) and (b) do not apply to the individual holder of Shares, the Shares are recognized as investment assets and included as such in such holder's net investment asset base (in Dutch: "rendementsgrondslag"). Such holder will be taxed annually on a deemed income of 4 percent of the aggregate amount of his or her net investment assets for the year at an income tax rate of 30 percent. The aggregate amount of the net investment assets for the year is the average of the fair market value of the investment assets less the allowable liabilities at the beginning of that year and the fair market value of the investment assets less the allowable liabilities at the end of that year. A tax free allowance may be available. Actual benefits derived from the Shares are as such not subject to Netherlands income tax.

Netherlands resident entities

        Any benefit derived or deemed to be derived from the Shares held by Netherlands resident entities, including any capital gains realised on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 29.6 percent (a corporate income tax rate of 25.5 percent applies with respect to taxable profits up to €22,689, the first bracket for 2006). Please note that these rates will be decreased to 29.1 percent and for the first bracket 24.5 percent as from January 1, 2007.

        A Netherlands qualifying pension fund is in principle not subject to Netherlands corporate income tax. A qualifying Netherlands resident investment fund (in Dutch: "fiscale beleggingsinstelling") is subject to Netherlands corporate income tax at a special rate of 0 percent.

Non-residents of the Netherlands

        A holder of Shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under the Shares or any gain realised on the disposal or deemed disposal of the Shares, provided that:

  (i)
  such holder is neither a resident nor deemed to be resident in the Netherlands for Netherlands tax purposes and, if such holder is an individual, he/she has not made an election for the application of the rules of the Netherlands income tax act 2001 as they apply to residents of the Netherlands;

  (ii)
  such holder does not have an interest in an enterprise or a deemed enterprise which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment (statutorily defined term) or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Shares are attributable; and

  (iii)
  in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the Shares that go beyond ordinary active asset management (in Dutch: "normaal vermogensbeheer") and does not derive benefits from the Shares that are

    (otherwise) taxable as benefits from other activities in the Netherlands ("resultaat uit overige werkzaamheden").

Gift, Estate and Inheritance Taxes

Residents of the Netherlands

        Gift, estate and inheritance taxes will arise in the Netherlands with respect to a transfer of the Shares by way of a gift by, or, on the death of, a holder of Shares who is resident or deemed to be resident in the Netherlands at the time of the gift or his/her death.

Non-residents of the Netherlands

        No Netherlands gift, estate or inheritance taxes will arise on the transfer of the Shares by way of a gift by, or on the death of, a holder of Shares who is neither resident nor deemed to be resident in the Netherlands, unless:

  (i)
  such holder at the time of the gift has or at the time of his/her death had an enterprise or an interest in an enterprise that, in whole or in part, is or was either effectively managed in the Netherlands or carried out through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Shares are or were attributable; or

  (ii)
  in the case of a gift of the Shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

        For purposes of Netherlands gift, estate and inheritance taxes, amongst others, a person that holds the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. Additionally, for purposes of Netherlands gift tax, amongst others, a person not holding the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Other Taxes and Duties

        No Netherlands registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a shareholder in respect of the ownership or disposal of the Shares.

F.     Dividends and Paying Agents

        In 2005 three quarterly interim dividends were paid by Mittal Steel on July 8, October 12 and December 15. The paying agent for shareholders who held shares listed on NYSE was The Bank of New York and the paying agent for shareholders who held shares listed on the Euronext Amsterdam N.V. was Kasbank N.V.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        A copy of any or all of the documents deemed to be incorporated herein by reference, unless such documents have been modified or superseded as specified herein, may be obtained at our registered office as set out in "Item 10B—Additional Information—Memorandum and Articles of Association—General" of this Annual Report.

I.     Subsidiary Information

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Our primary market risk exposures are related to fluctuations in commodity prices, energy prices, interest rates and in currency exchange rates. Mittal Steel uses a variety of financial instruments to hedge these exposures. Mittal Steel does not hold or issue derivative financial instruments for trading purposes. The fair value information presented herein is based on the information available to management as of the date of the balance sheet. Although Mittal Steel is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the debt dates, and therefore, the current estimates of fair value may differ significantly from the amounts presented herein. The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates. The estimates presented herein are not necessarily indicative of the amounts that Mittal Steel could realize in the current market exchange.

Interest Rate Sensitivity

        The Company has $8,122 million of long-term debt (including debt due within one year) and $42 million of long-term lease obligations (including debt due within one year) outstanding as at December 31, 2005. Of the total of long-term debt and lease obligations, $6,589 million is floating-rate debt with a fair value of $6,594 million. Assuming a hypothetical 1% increase or decrease in interest rates, interest expense would increase or decrease by approximately $66 million. As most of the interest rates for our credit facilities are also based on a ratings grid, assuming an up- or downgrade by one notch by one of the rating agencies, would be expected to impact our interest rate by between 0.01% and 0.05%.

        The remaining $1,575 million of fixed-rate debt had a fair value of $1,649 million as at December 31, 2005. Assuming a hypothetical 1% decrease in interest rates at December 31, 2005, the fair value of this fixed rate debt is estimated to be $1,723 million. Fair market values are based upon market prices or current borrowing rates with similar rates and maturities.

Interest Rate Instruments

        The Company had only one interest rate swap outstanding as at December 31, 2005, which ended in January 2006.

Exchange Rate Sensitivity

        Mittal Steel has operations in various countries around the world. Each operation actively manages its foreign currency exposure by using derivative financial instruments. The Company has established a control environment, which includes polices and procedures for risk assessment and the approval and monitoring of derivative financial instruments activities. These contracts generally are short-term in nature. In this way, we believe that we have mitigated a significant portion of foreign exchange exposure.

Commodity Price Sensitivity

        Mittal Steel utilizes derivative commodity instruments to hedge exposure to fluctuations in the exchange tradable input costs of steel-making. During the fourth quarter of 2005, Mittal Steel's Board of Directors adopted a new commodity risk management policy to manage its risks related to natural gas, electricity, carbon, oil and base metals.

        The timing of transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge against input cost volatility in these commodities. This hedging policy allows for trades with a tenor up to three years and limits are placed on the percentage that can be hedged.

        It is Mittal Steel's policy to adopt hedge accounting standards within its commodity hedging program, however, not all of Mittal Steel's hedge contracts outstanding on December 31, 2005 are considered hedges as defined by SFAS 133.

        The Company enters into hedges utilizing exchange traded future contracts and over-the-counter swaps and options, primarily with its lending banks. Counterparties are large institutions, regularly vetted and not considered a credit risk by the Company.

        Mittal Steel USA entered into contracts for commodities which had fair values of $1 million (liability) and $32 million (asset), at December 31, 2004 and 2005, respectively. Based on combined pro forma 2005 production, a $1 per mmbtu change in natural gas prices would have changed annual production costs by approximately $98 million.

        Mittal Steel Lázaro Cárdenas utilizes derivative commodity instruments to hedge exposure to fluctuations in the costs of natural gas. The fair value of such contracts on December 31, 2005 was $41 million as compared to $154 million on December 31, 2004. A hypothetical 10% fluctuation in the purchase price of natural gas will have an impact on pre-tax income of approximately $40 million.

        A number of other subsidiaries generally have long-term contracts at fixed prices to hedge exposure to fluctuations in commodity prices.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte Accountants B.V. ("Deloitte") acted as our principal independent auditor for the fiscal years ended December 31, 2005 and 2004. Ernst & Young ("E&Y") was our other significant independent auditor being the auditor of our operating units in LNM Holdings NV during 2004. Set forth below is a breakdown of fees of Deloitte and E&Y for services performed in 2005 and 2004.

        Audit Fees. Deloitte's audit fees in 2005 and 2004 were $25.1 million and $3.8 million respectively. E&Y's audit fees in 2004 were $9.9 million. Audit fees are for the audit of our consolidated financials statements, including other services normally provided in connection with statutory and regulatory filings or engagements.

        Audit-Related Fees. Deloitte's audit-related fees in 2005 and 2004 were $0.2 million and $2.3 million respectively. E&Y's audit-related fees in 2004 were $1.6 million. Audit-related fees include primarily fees for the due diligence work and employee benefit plan audits.

        Tax Fees. Deloitte's tax fees in 2005 and 2004 were $1.6 million and $0.8 million respectively. E&Y's tax fees in 2004 were $3.8 million. Tax fees are fees related to services for tax planning, tax advice and tax compliance services.

        All Other Fees. Deloitte's fees in 2005 and 2004 for all other services were $0.1 million and $0.6 million respectively. E&Y's fees for all other services in 2004 were $0.5 million. All other fees are for any products and services not included in the first three categories.

        The Audit Committee has reviewed and approved all of the audit, audit related, tax and other services provided by the principal external auditor in 2005 within its scope prior to completion of the engagements. None of the services provided in 2005 was approved under the de minimis exception allowed under the Exchange Act.

        The Audit Committee pre-approves all permissible non-audit services related engagements rendered by the principal external auditor. The Audit Committee has delegated pre-approval powers on a case by case basis to the Audit Committee Chairman, for instances where the Committee is not in session and are reviewed in the subsequent meeting.

        In making its recommendation to appoint Deloitte as our principal independent auditor for the fiscal year ended December 31, 2005, the Audit Committee has considered whether the services provided by Deloitte are compatible with maintaining the independence of Deloitte and has determined that such services do not interfere with Deloitte's independence.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Period
1st Jan 2005 - 31st Jan 2005	0	0	0	2,570,040
1st Feb 2005 - 28th Feb 2005	0	0	0	2,570,040
1st Mar 2005 - 31st Mar 2005	0	0	0	2,570,040
1st Apr 2005 - 30th Apr 2005	0	0	0	2,570,040
1st May 2005 - 31st May 2005	0	0	0	2,570,040
1st Jun 2005 - 30th Jun 2005	0	0	0	2,570,040
1st Jul 2005 - 31st Jul 2005	0	0	0	2,570,040
1st Aug 2005 - 31st Aug 2005	0	0	0	2,570,040
1st Sep 2005 - 30th Sep 2005	0	0	0	2,570,040
1st Oct 2005 - 31st Oct 2005	0	0	0	2,570,040
1st Nov 2005 - 30th Nov 2005	0	0	0	2,570,040
1st Dec 2005 - 31st Dec 2005	0	0	0	2,570,040
Total	0	0	0

(1)
Each year, Mittal Steel's board of directors receives shareholder authorization at the annual general meeting to acquire up to 10% of the nominal value of Mittal Steel's total issued and outstanding share capital (which includes the issued and outstanding class A and class B common shares), provided, however, that only the class A common shares may be purchased by Mittal Steel for a period of up to 18 months. In addition, the purchase price may not exceed 125% of the current market price of the class A common shares on the NYSE or Euronext Amsterdam and may not be less than the nominal value of the class A common shares. Pursuant to the shareholder authorization, the board of directors has authorized and publicly announced the purchase of up to the following number of class A common shares on the dates indicated:

•
1,250,000 class A common shares on October 28, 1997;

•
2,500,000 class A common shares on December 22, 1997;

•
2,600,000 class A common shares on September 1, 1998;

•
6,350,000 class A common shares on September 8, 1998; and

•
5,000,000 class A common shares on October 28, 2002.

        As of December 31, 2005, of the 17,700,000 class A common shares authorized, 15,129,960 class A common shares have been purchased.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.    FINANCIAL STATEMENTS

        The following financial statements, together with the reports of Deloitte Accountants B.V., KPMG and Ernst & Young thereon, are filed as part of this Annual Report.

ITEM 19.    EXHIBITS

Exhibit Number	Description
1.1.*	Amended and Restated Articles of Association of Mittal Steel Company. N.V. dated June 21, 2005 (English translation filed as Exhibit 4.3 to Mittal Steel Company N.V.'s registration statement on Form F-3 (Reg. No. 333-128742) filed with the Commission on September 30, 2005, and incorporated by reference hereto).
2.1.*
Mittal Steel Company N.V. Global Stock Option Plan, effective September 15, 1999 (filed as Exhibit 4.1 to Mittal Steel Company N.V.'s annual report on Form 20-F for the year ended December 31, 2000 (File No. 001-14666), and incorporated by reference hereto).
4.1.*
Acquisition Agreement dated as of October 24, 2004 between Mittal Steel Company N.V. (formerly known as Ispat International N.V.) and The Richmond Investment Holdings Limited (filed as Annex A in Exhibit 1.1 to Mittal Steel Company N.V.'s report on Form 6-K (File No. 001-14666) filed with the Commission on November 18, 2004, and incorporated by reference hereto).
4.2.*
Agreement and Plan of Merger and Reorganization dated as of October 24, 2004, among Mittal Steel Company N.V. (formerly known as Ispat International N.V.), Park Acquisition Corp. and International Steel Group Inc. (filed as Exhibit 1.1 to Mittal Steel Company N.V.'s report on Form 6-K (File No. 001-14666) filed with the Commission on October 28, 2004, and incorporated by reference hereto).
4.3.*	Shareholder's agreement dated as of August 13, 1997 among Ispat International N.V., LNM Holdings S.L. (renamed Ispat International Investments S.L.) and Mr. Lakshmi N Mittal.
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

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2004 and 2005 and
for each of the three years in the period ended December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mittal Steel Company N.V. Rotterdam,
The Netherlands

        We have audited the accompanying consolidated balance sheets of Mittal Steel Company N.V. (formerly Ispat International N.V.) and subsidiaries (the "Company") as of December 31, 2004 and 2005, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of the Ispat International N.V. and Mittal Steel Holdings A.G. (formerly Mittal Steel Holdings N.V., formerly LNM Holdings N.V., a consolidated subsidiary), which has been accounted for on the basis of common control accounting as described in Note 1 to the consolidated financial statements. We did not audit the financial statements of Mittal Steel Holdings A.G. (except for Mittal Steel Poland, S.A. (formerly Ispat Polska, S.A.), a consolidated subsidiary of Mittal Steel Holdings A.G., whose consolidated financial statements for the year ended December 31, 2004 were audited by us) for the years ended December 31, 2003 and 2004, which statements reflect total assets constituting 45% and 45% for the years ended December 31, 2003 and 2004, respectively, and total revenues constituting 44% and 46% for the years ended December 31, 2003 and 2004, respectively, of the related consolidated totals for that year. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Mittal Steel Holdings A.G. for the year ended December 31, 2003 and 2004, is based solely on the report of such other auditors.

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

        In our opinion, based on our audits and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Mittal Steel Company N.V. and subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE ACCOUNTANTS B.V.
/s/ Deloitte Accountants B.V.

Rotterdam, The Netherlands
March 17, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors of Mittal Steel Company N.V.:

        We have audited the consolidated balance sheet of Mittal Steel Holdings N.V. (formerly LNM Holdings N.V.) and subsidiaries as of December 31, 2004, and the related consolidated statements of income, comprehensive income, shareholder's equity, and cash flows for each of the two years in the period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Ispat Iscor Limited (formerly Iscor Ltd.) and subsidiaries as of and for the year ended December 31, 2004, a consolidated subsidiary at December 31, 2004, which statements reflect total assets and revenues constituting 29% and 26%, respectively, of the related consolidated totals. We also did not audit the consolidated income statement of Ispat Iscor Limited and subsidiaries for the year ended December 31, 2003, a corporation in which the Company has a 49.9% interest at December 31, 2003. In the consolidated financial statements, the Company's equity in the net income of Ispat Iscor Limited and subsidiaries is stated at $195 million for the year ended December 31, 2003. These consolidated financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Ispat Iscor Limited and subsidiaries, is based solely on the reports of the other auditors.

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

        In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mittal Steel Holdings N.V. and subsidiaries at December 31, 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

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

Registered Accountants and Auditors
Pretoria, South Africa
February 8, 2005

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Iscor Limited

        We have audited the Consolidated Balance Sheets of Iscor Ltd and subsidiaries (the "Group") as at December 31, 2003 and 2002 and the related Consolidated Income Statements, Consolidated Statements of Changes in Equity and Consolidated Cash Flow Statements for each of the years in the two year period ended December 31, 2003. These Consolidated Financial Statements are the responsibility of the management and directors of Iscor Ltd. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

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

        As described in note 1, Basis of Preparation, the Company has restated its 2002 and 2003 financial statements for the treatment of negative goodwill.

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

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2004	2005
	(Millions of U.S. Dollars, except share data)
ASSETS
Current Assets:
Cash and cash equivalents	$2,495	$2,035
Restricted cash	138	100
Short-term investments	1	14
Trade accounts receivable, net of allowance for doubtful accounts of $267 at December 31, 2004 and $241 at December 31, 2005	2,006	2,287
Inventories (note 4)	4,013	6,036
Prepaid expenses and other current assets	666	1,040
Deferred tax assets (note 13)	306	200

Total Current Assets	9,625	11,712
Property, plant and equipment—net (note 5)	7,562	15,539
Investments in affiliates and joint ventures (note 6)	667	1,187
Deferred tax assets (note 13)	855	785
Goodwill and intangible assets (note 3)	106	1,439
Other assets	338	380

Total Assets	$19,153	$31,042

See notes to the consolidated financial statements

	December 31,
	2004	2005
	(Millions of U.S. Dollars, except share data)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Payable to banks and current portion of long-term debt (note 8)	$341	$334
Trade accounts payable	1,899	2,504
Dividend payable	1,650	—
Accrued expenses and other liabilities (note 15)	2,307	2,661
Deferred tax liabilities (note 13)	33	116

Total Current Liabilities	6,230	5,615
Long-term debt, net of current portion (notes 9 and 10)	1,639	7,974
Deferred tax liabilities (note 13)	955	1,602
Deferred employee benefits (note 12)	1,931	2,506
Other long-term obligations	809	1,361

Total Liabilities	11,564	19,058
Minority Interest	1,743	1,834
Commitments and Contingencies (notes 16 and 17)
Shareholders' Equity (note 11)
Common Shares:
Class A Shares, (EURO 0.01 par value per share, 5,000,000,000 shares authorized, shares issued and outstanding: 194,509,790 at December 31, 2004 and 255,401,673 at December 31, 2005) Class B Shares, (EURO 0.10 par value per share, 721,500,000 shares authorized, 457,490,210 shares issued and outstanding)	59	60
Treasury Stock (9,225,140 class A shares at December 31, 2004 and 8,828,784 class A shares at December 31, 2005, at cost)	(123)	(111)
Additional Paid-in Capital	552	2,456
Retained Earnings	4,739	7,891
Accumulated Other Comprehensive Income (Loss)	619	(146)

Total Shareholders' Equity	5,846	10,150

Total Liabilities and Shareholders' Equity	$19,153	$31,042

See notes to the consolidated financial statements

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

Consolidated Statements of Income

	Year Ended December 31,
	2003	2004	2005
	(Millions of U.S. Dollars, except share and per share data)
Sales	$9,567	$22,197	$28,132
(Including $561 in 2003, $2,235 in 2004 and $2,339 in 2005 of sales to related parties.)
Costs and expenses:
Cost of sales	7,568	14,694	21,495
(Including $431 in 2003, $1,021 in 2004 and $914 in 2005 of purchases from related parties and exclusive of depreciation shown separately below.)
Depreciation	331	553	829
Selling, general and administrative	369	804	1,062

	8,268	16,051	23,386

Operating income	1,299	6,146	4,746
Other income—net	70	128	77
Income from equity method investments	162	66	69
Financing costs:
Interest expense-net of capitalized interest of $8 in 2003, $3 in 2004 and $4 in 2005.	(200)	(265)	(339)
Interest income	25	78	110
Net gain (loss) from foreign exchange transactions	44	(20)	40

	(131)	(207)	(189)

Income before taxes, minority interest and cumulative effect of change in accounting principle	1,400	6,133	4,703
Income tax expense: (note 13)
Current	43	731	663
Deferred	141	86	155

	184	817	818

Income before minority interest and cumulative effect of change in accounting principle (net of tax)	1,216	5,316	3,885
Minority interest	(35)	(615)	(520)

Income from continuing operations	1,181	4,701	3,365
Cumulative effect of change in accounting principle	1	—	—

Net income	$1,182	$4,701	$3,365

Basic earnings per common share before cumulative effect of
change in accounting principle	$1.83	$7.31	$4.90
Cumulative effect of change in accounting principle (net of tax)	—	—	—
Basic earnings per common share	1.83	7.31	4.90
Diluted earnings per common share	1.83	7.31	4.89
Basic weighted average common shares outstanding (in millions)	647	643	687
Diluted weighted average common shares (in millions)	647	643	689

See notes to the consolidated financial statements

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
	2003	2004	2005
	(Millions of U.S. Dollars)
Net income	$1,182	$4,701	$3,365
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment—net of income taxes of $1 in 2003, $1 in 2004 and $1 in 2005	113	929	(749)
Minimum pension liability adjustment—net of income taxes of $46 in 2003, $38 in 2004 and $55 in 2005	(79)	15	(93)
Unrealized gain on available for sale security—net of income taxes of $nil	69	66	87
Unrealized gain (loss) on derivative financial instruments—net of income taxes of $4 in 2003, $7 in 2004 and $nil in 2005	6	4	(10)

	109	1,014	(765)

Comprehensive income	$1,291	$5,715	$2,600

See notes to the consolidated financial statements

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity

In Millions

						Accumulated Other Comprehensive Income
								Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains on Available for Sale Securities
	Common Shares					Foreign Currency Translation Adjustments
			Treasury Stock	Additional Paid-in Capital	Retained Earnings		Minimum Pension Liability			Shareholders' Equity
	Shares	Amount
Balance at December 31, 2002	649	$59	$(103)	$585	$1,405	$22	$(522)	$(4)	$—	$1,442
Net Income	—	—	—	—	1,182	—	—	—	—	1,182
Other Comprehensive Income (loss)	—	—	—	—	—	113	(79)	6	69	109
Treasury Stock (note 11)	(2)	—	(7)	(1)	—	—	—	—	—	(8)
Dividends	—	—	—	—	(164)	—	—	—	—	(164)

Balance at December 31, 2003	647	59	(110)	584	2,423	135	(601)	2	69	2,561
Net Income	—	—	—	—	4,701	—	—	—	—	4,701
Other Comprehensive Income (loss)	—	—	—	—	—	929	15	4	66	1,014
Treasury Stock (note 11)	(4)	—	(13)	(32)	—	—	—	—	—	(45)
Dividends	—	—	—	—	(2,385)	—	—	—	—	(2,385)

Balance at December 31, 2004	643	59	(123)	552	4,739	1,064	(586)	6	135	5,846
Net Income	—	—	—	—	3,365	—	—	—	—	3,365
Other Comprehensive Income (loss)	—	—	—	—	—	(749)	(93)	(10)	87	(765)
Treasury Stock (note 11)	—	—	12	(9)	—	—	—	—	—	3
Dividends	—	—	—	—	(213)	—	—	—	—	(213)
Stock based employee compensation expense	—	—	—	3	—	—	—	—	—	3
Issuance of shares in connection with ISG acquisition (net of capital duty of $11)	61	1	—	1,910	—	—	—	—	—	1,911

Balance at December 31, 2005	704	$60	$(111)	$2,456	$7,891	$315	$(679)	$(4)	$222	$10,150

See notes to the consolidated financial statements

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2003	2004	2005
	(Millions of U.S. Dollars)
Operating activities:
Net income	$1,182	$4,701	$3,365
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	331	553	829
Net accretion of purchased intangibles	—	—	(139)
Net foreign exchange loss (gain)	(32)	28	(30)
Deferred income tax expense	141	86	155
Gain from early extinguishment of debt	—	22	—
Income from equity method investment	(140)	(138)	(65)
Distribution from equity method investment	48	—	—
Gain on sale of property, plant & equipment	—	(19)	(28)
Minority interest	35	615	520
Other non-cash operating expenses (net)	15	(8)	(113)
Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	—	(386)	406
Inventories	(18)	(1,374)	40
Prepaid expenses and other	(87)	(160)	(192)
Trade accounts payable	(51)	160	15
Accrued expenses and other liabilities	181	587	(656)
Deferred employee benefit costs	(167)	(56)	(133)

Net cash provided by operating activities	1,438	4,611	3,974

Investing activities:
Purchase of property, plant and equipment	(421)	(898)	(1,181)
Proceeds from sale of assets and investments including affiliates and joint ventures	26	83	59
Investments in affiliates and joint ventures	(280)	34	(300)
Acquisition of net assets of subsidiaries, net of cash acquired	(21)	(19)	(6,220)
Restricted cash	(118)	2	38
Other investing activities (net)	—	(3)	(8)

Net cash used in investing activities	(814)	(801)	(7,612)

Financing activities:
Proceeds from payable to banks	3,646	2,258	1,678
Proceeds from long-term debt	52	1,185	8,328
Debt issuance cost	—	—	(10)
Proceeds from long-term debt from an affiliate	94	76	—
Payments of payable to banks	(3,636)	(2,738)	(1,807)
Payments of long-term debt	(226)	(2,127)	(2,740)
Payments of long-term debt to an affiliate	(40)	(175)	—
Purchase of treasury stock	(8)	(54)	—
Sale of treasury stock for stock option exercises	—	9	3
Dividends (includes $27 and $229 of dividends paid to minority shareholders in 2004 and 2005, respectively)	(164)	(763)	(2,092)
Other financing activities (net)	—	—	(11)

Net cash provided by (used in) financing activities	(282)	(2,329)	3,349

Net increase in cash and cash equivalents	342	1,481	(289)
Effect of exchange rate changes on cash	23	254	(171)
Cash and cash equivalents:
At the beginning of the year	395	760	2,495

At the end of the year	$760	$2,495	$2,035

See notes to the consolidated financial statements

	Year Ended December 31,
	2003	2004	2005
	(Millions of U.S. Dollars)
Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest—net of amounts capitalized	$201	$253	$242
Income taxes	30	454	892
Non-cash activity:
Deferred taxes related to comprehensive income items	51	46	56
Issuance of common shares in connection with the acquisition of ISG, net of capital duty of $11	—	—	1,911

See notes to the consolidated financial statements

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars, except share data and per share data)

NOTE 1: NATURE OF BUSINESS AND BASIS OF CONSOLIDATION

Nature of business

        Mittal Steel Company N.V. ("Mittal Steel") or ("Company"), formerly Ispat International N.V., together with its subsidiaries, is a manufacturer of steel and steel related products. Mittal Steel owns and operates manufacturing facilities in the United States of America ("U.S."), Mexico, Canada, Trinidad and Tobago ("Trinidad"), Germany, France, Kazakhstan, Algeria, Romania, Czech Republic, Poland, South Africa, Ukraine, Macedonia and Bosnia and Herzegovina.

        These manufacturing facilities, each of which includes its respective subsidiaries, are referred to herein as the "Operating Subsidiaries".

        On December 17, 2004, Ispat International N.V. completed its acquisition of Mittal Steel Holdings N.V., formerly LNM Holdings N.V. and changed its name to Mittal Steel Company N.V. On December 28, 2005 Mittal Steel Holdings N.V. was redomiciled to Switzerland and changed its name to Mittal Steel Holdings A.G. As Ispat International N.V. and LNM Holdings N.V. were affiliates under common control, the acquisition of LNM Holdings N.V. was accounted for on the basis of common control accounting, which is similar to a previously permitted method of accounting known as a "pooling-of-interests". Therefore these consolidated financial statements reflect the financial position for those assets and liabilities and results of operations of Mittal Steel from the accounts of Ispat International N.V. and LNM Holdings N.V., as though Mittal Steel had been a stand alone legal entity during 2003 and 2004. These consolidated financial statements as of and for the years ended December 31, 2003 and 2004 have been prepared using the historical basis in the assets and liabilities and the historical results of operations relating to Ispat International N.V. and LNM Holdings N.V. based on the separate records maintained for each of these businesses.

Organization

        Mittal Steel is formed and organized under the laws of the Netherlands to hold directly or indirectly certain subsidiaries involved in the steel manufacturing activities described above. Mittal Steel has no manufacturing operations of its own and its major assets are interests in the common and preferred stock of the Operating Subsidiaries.

Basis of consolidation

        The consolidated financial statements, which include the accounts of Mittal Steel and its operating subsidiaries, all of which are controlled by Mittal Steel, have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Intercompany balances and transactions have been eliminated in consolidation.

Foreign currency translation and translation of financial statements

        The functional currency of each of the operating subsidiaries is the U.S. Dollar, except for Mittal Canada, Mittal Steel Ostrava, Mittal Steel South Africa, Mittal Steel Poland, Mittal Steel Iasi, Mittal Steel Hunedoara, Mittal Steel Roman, Mittal Steel Europe SA, the Operating Subsidiaries in France, Germany, Macedonia and Bosnia and Herzegovina whose functional currency is the local currency. Prior to October 1, 2004 the Romanian economy was considered highly inflationary. The records of

Mittal Steel Iasi, Mittal Steel Hunedoara and Mittal Steel Roman were remeasured as if their functional currency was the reporting currency for periods prior to October 1, 2004.

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

        Upon consolidation, the results of operations of Mittal Steel's subsidiaries and affiliates whose functional currency is other than the U.S. Dollar are translated into U.S. Dollars at average exchange rates for the year and assets and liabilities are translated at year-end exchange rates. Translation adjustments are presented as a separate component of other comprehensive income ("OCI") in the consolidated financial statements and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or affiliated company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Conformation of accounting policy

        Following the merger of Ispat Inland Inc. ("Ispat Inland") and Mittal Steel USA ISG Inc. into Mittal Steel USA Inc., Mittal Steel USA Inc. conformed to Mittal Steel USA ISG Inc.'s accounting policies. Mittal Steel USA ISG Inc. followed the last-in, first-out ("LIFO") method for valuing inventories, while Ispat Inland Inc. followed the first-in, first-out ("FIFO") method. Mittal Steel accounted for this change in accounting method under Accounting Principles Board Opinion ("APB") 20, "Accounting Changes". APB 20 prohibits retroactively applying a change from FIFO to LIFO, therefore only the 2005 financial statements present amounts determined under LIFO. As a result, 2005 operating income, as reported under LIFO, was $52 lower then would have been reported if Ispat Inland's inventories had been valued on FIFO.

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

Cash and cash equivalents

        Cash equivalents represent short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

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

Inventories

        Inventories are carried at the lower of cost or market value. Cost is determined using the first-in, first-out ("FIFO") method and average cost method, which approximates FIFO. The US Operating Subsidiary uses the last-in, first-out ("LIFO") method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost inclusive of freight, shipping and handling costs.

Property, plant and equipment

        Property, plant and equipment are stated at cost less accumulated depreciation. All property, plant and equipment except land are depreciated using the straight line method over the useful lives of the related assets, ranging from 10 to 50 years for buildings and improvements and 2 to 45 years for machinery and equipment. Major improvements, which add to productive capacity or extend the life of an asset, are capitalized, while repairs and maintenance are charged to expense as incurred.

        The cost of mining production assets is depreciated on a unit-of-production basis. The rate of depreciation is determined based on the rate of depletion of the proven developed reserves in the coal deposits mined. Proven developed reserves are defined as the estimated quantity of product which can be expected to be profitably extracted, processed and used in the production of steel under current and foreseeable economic conditions. Depletion of mineral properties is based on rates which are expected to amortize cost of the estimated tonnage of minerals to be removed.

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

Goodwill

        Goodwill represents the residual of the purchase consideration over the fair value of the assets and liabilities acquired. Goodwill is reviewed for impairment annually at the reporting unit level or whenever changes in circumstances indicate that the carrying amount may not be recoverable. First, the fair value of the reporting unit including goodwill is compared to its carrying amount. If the fair value of the reporting unit is less than the carrying amount, goodwill would be considered to be impaired. Subsequently, the goodwill impairment is measured as the excess of the carrying amount of goodwill over its implied fair value. The impairment analysis is principally based on an estimate of discounted future cash flows at the operating unit level.

Negative goodwill

        The Company has historically purchased under-performing steel assets, principally those involved in various privatization programs in former government controlled economies. Businesses with these characteristics typically have been purchased for an amount that does not exceed net asset fair value, thus producing negative goodwill for accounting purposes. In a business combination in which the fair value of the identifiable net assets acquired exceeds the cost of the acquired business, the excess over cost (i.e., negative goodwill) reduces, on a pro rata basis, amounts assigned to acquired non-current assets, with certain exceptions. Any excess negative goodwill remaining after reducing the amounts assigned to the assets acquired to zero would be recognized as an extraordinary gain.

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

        Mittal Steel periodically reviews all of its investments in affiliates and joint ventures for which fair value is less than cost to determine if the decline in value is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. The amount of any write-down is included in operating expenses.

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

Retirement benefits

        The measurement of pension and post-employment benefit liabilities is based upon the projected unit credit method. Changes in the amount of either the projected benefit obligation (for pensions plans), the accumulated benefit obligation (for other post-employment plans) or differences between actual and expected return on plan assets and from changes in assumptions, can result in gains and losses not yet recognized in the Company's consolidated financial statements.

        The expected return on the plan assets is determined based on the expected long- term rate of return on plan assets and the fair value or market related value of that plan's assets. Amortization of an unrecognized net gain or loss is included as a component of the Company's net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation (for pension plans) or the accumulated post-retirement benefit obligation (for other post-retirement plans) or (2) the fair value or market-related value of that plan's assets. In such case the amount of amortization recognized by the Company is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

        The Company elected retroactive application as of January 1, 2004 to account for subsidies provided under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Act"). Under certain conditions, the Medicare Act provides for subsidies related to post-retirement healthcare benefits that reduce the accumulated post-employment benefit obligation ("APBO") of companies in the United States.

Revenue recognition

        Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred to customers, the sales price is fixed and determinable, collectibility is reasonably assured, and title and risks of ownership have passed to the buyer. The Company deems delivery to have occurred upon shipment or upon delivery, depending upon shipping terms of the transaction.

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

Environmental costs

        Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction, are expensed. Liabilities are recorded when environmental assessments and/ or remedial efforts are probable, and the cost can be reasonably estimated based on ongoing engineering studies, discussions with the environmental authorities and assumptions as to the areas that may have to be remediated along with the nature and extent of the remediation that may be required. The ultimate cost to Mittal Steel is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or reliably determinable.

Asset retirement obligations

        The Company records asset retirement obligations ("ARO") initially at the fair value of the legal liability in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of the related long lived asset. The fair value of the obligation is determined as the discounted value of the expected future cash flows. The liability is accreted to its present value each period and the capitalized cost is depreciated in accordance with the Company's depreciation policies for property, plant and equipment.

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

Derivative financial instruments

        Derivative instruments are utilized by Mittal Steel to manage its exposure to commodity prices, fluctuations in foreign exchange rates, and interest rates. Mittal Steel has established a control environment, which includes policies and procedures for risk assessment and the approval and monitoring of derivative instrument activities. Mittal Steel does not enter into foreign currency hedging contracts related to its investment in affiliated companies. The Company and its subsidiaries selectively use various financial instruments, primarily forward exchange contracts, interest rate swaps and commodity future contracts, to manage exposure to price fluctuations.

        All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in OCI and are recognized in the statements of income when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The fair value gains or losses as a result of the change in fair value of derivatives that do not qualify for hedge accounting are recognized in cost of sales or other operating expenses.

        Gains and losses related to financial instruments that are utilized to manage exposures to fluctuations in the cost of energy and raw materials used in the production process are recognized as a part of the cost of the underlying product when the contracts are closed.

Earnings per common share

        The Company follows the provisions of SFAS 128, "Earnings Per Share," which requires companies to report both basic and diluted per share data for all periods for which a statement of income is presented. Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to shareholders and assumed conversion by the weighted average number of common shares and potential common shares from convertible debt and outstanding stock options. Potential common shares are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company's outstanding stock options. The following table provides a reconciliation of the denominators used in calculating basic and diluted net income per share for the years ended December 31, 2003, 2004 and 2005:

	Year Ended December 31,
	2003	2004	2005
Net income	$1,182	$4,701	$3,365
Plus: Interest on PBGC note, net of tax	—	—	1
Income available to shareholders and assumed conversion	1,182	4,701	3,366
Weighted average common shares outstanding (in millions)	647	643	687
Plus: Incremental shares from assumed conversions
Stock options (in millions)	—	—	1
6% PBGC note (in millions)	—	—	1
Weighted average common shares assuming conversions (in millions)	647	643	689

        Diluted weighted average shares outstanding excludes 3,704,940 potential common shares from stock options outstanding for the years ended December 31, 2005 because the exercise prices of such stock options were higher than the average closing price of the Company's common stock as quoted on the NYSE during the periods stated and, accordingly, their effect would be anti-dilutive.

Stock Option Plan

        In 1999, the Company established the Ispat International N.V. Global Stock Option Plan (the "Mittal Shares"), which is described more fully in note 11.

        Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation", prospectively to all employee awards granted, modified, or settled after January 1, 2003. Prior to 2003 the company applied APB 25 "Accounting for Stock Options Issued to Employees". The amounts that would have been included in the statements of income of the periods presented, if the Company had continued to use APB 25 are not material.

        Under SFAS 123, the fair value of options granted to employees as compensation is recognized as an expense. The Company calculates the fair value of the options at the grant date using the Black-Scholes model. The amounts for options and other share-based compensation are charged to income over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting.

Segment reporting

        Mittal Steel operates in a single business segment, which is composed of the manufacturing of semi-finished and finished steel products.

Reclassifications

        Certain prior year's amounts have been reclassified to conform to the current year's presentation.

Recent accounting pronouncements

SFAS 151

        In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 151, "Inventory Costs". This Statement amends the guidance in Accounting Research Bulletin ("ARB") 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005. The Company believes that the adoption of SFAS 151 will not have a material effect on its consolidated financial statements.

SFAS 153

        In November 2004, the FASB issued SFAS 153 "Exchange of Nonmonetary Assets—An Amendment of APB Opinion 29". The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance—that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Company believes that the adoption of SFAS 153 will not have a material effect on its consolidated financial statements.

SFAS 123R

        In December 2004, the FASB issued SFAS 123R "Share-Based Payment", which replaces SFAS 123, and supersedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. In April 2005, the SEC postponed the effective date of SFAS 123R until the issuer's first fiscal year beginning after June 15, 2005. Under the current rules, the Company will be required to adopt SFAS 123R in the first quarter of 2006. In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") 107, "Share-Based Payment" regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies. The Company started expensing stock options from 2003 using the prospective method. The Company believes that the adoption of SFAS 123R will not have a material effect on its consolidated financial statements.

FIN 47

        In March 2005, the FASB issued FASB Interpretation ("FIN") 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143", which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after

December 15, 2005. The adoption of FIN 47 did not have a material effect on the Company's consolidated financial statements.

SFAS 154

        In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections" which replaces both APB 20 "Accounting Changes" and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of 2006.

NOTE 3: ACQUISITIONS

Mittal Steel Ostrava

        On January 31, 2003, the Company acquired 7,710,973 existing shares and 924,384 newly issued shares of Mittal Steel Ostrava (formerly Ispat Nova Hut), representing 69.7% of the total issued share capital of Mittal Steel Ostrava, as well as certain of its debts for $52 under an agreement with Fond narodniho majetku Ceske republiky ("FNM"). Mittal Steel Ostrava, operating in the Czech Republic, is in the business of production and sale of steel products and also owns various ancillary businesses to support the steel business. The Company acquired a further 573,294 shares of Mittal Steel Ostrava, representing 4.6% of the total issued share capital of Mittal Steel Ostrava, under a public offer, on November 21, 2003 for $6. The minority interest and negative goodwill has been adjusted accordingly. Subsequent share purchases were accounted for as step acquisitions under the purchase method. The results of Mittal Steel Ostrava have been included in the consolidated financial statements since January 31, 2003.

        During 2004, the Company acquired an additional 1.4% of the outstanding shares of Mittal Steel Ostrava. The purchase price of these shares was $11. The excess of the acquisition cost over the fair value of the net assets purchased was $4. As of December 31, 2004, the Company had an option, subject to certain restrictions for the purchase of 8.6% of the outstanding share capital of Mittal Steel Ostrava. On May 3, 2005 the Company exercised the option for a purchase price of $152 and also acquired an additional 1.1%. The valuation of acquired assets and liabilities has been completed and such amounts are reflected in the consolidated financial statements.

Mittal Steel Poland

        On March 5, 2004, the Company acquired a 69% interest in the total issued capital of Mittal Steel Poland (formerly Polskie Huty Stali Spoka Akcyjna ("PHS")), a steel manufacturing company in the Republic of Poland, from the State Treasury of the Republic of Poland. In conjunction with the acquisition of the controlling interest in Mittal Steel Poland, the Company irrevocably committed to purchase an additional 25% interest by December 2007. Simultaneously, the Polish state authorities, who currently hold these shares, have irrevocably committed to sell this additional 25% interest in

Mittal Steel Poland to the Company. Because the irrevocable commitments transfer operational and economic control of these remaining shares, it has been accounted for as an acquisition of the remaining shares, with a liability recorded equal to the fair value of the guaranteed payments. As of the acquisition date, the Company's total effective ownership percentage in Mittal Steel Poland was 94.0%. The total purchase price for Mittal Steel Poland, including acquisition costs, was $519, which was funded though a combination of cash, debt and the liabilities recorded under the acquisition agreement. The results of Mittal Steel Poland have been included in the consolidated financial statements since March 2004. The Company has also committed to make capital expenditures of € 497 million ($587) over a period ending by December 2009. The Company increased its ownership percentage to approximately 99% at December 31, 2004 through the purchase of additional shares held by current and former employees for cash consideration of $37. The acquisition of the minority interest was accounted for under the purchase method of accounting. Mittal Steel Poland, one of the largest steel producers in Central and Eastern Europe, produces a wide range of steel products and owns various ancillary businesses to support the steel business. The Company has completed its valuation of the acquired assets and liabilities during 2004.

Mittal Steel South Africa

        On June 9, 2004 after obtaining the necessary shareholder and the Republic of South Africa Competition Tribunal approvals, the Company purchased an additional 2,000 shares in Mittal Steel South Africa (formerly Iscor Limited) on the open market. This purchase increased the Company's 49.99% ownership in the outstanding share capital of Mittal Steel South Africa at December 31, 2003 to greater than 50%, and provided the Company with effective control over Mittal Steel South Africa's operations. The Company had historically accounted for Mittal Steel South Africa under the equity method of accounting. A publicly traded company whose shares trade on the JSE Securities Exchange, South Africa, Mittal Steel South Africa is an integrated steel producer in the Republic of South Africa and is comprised of four steel plants and a metallurgical by-products processing division. The Company has included the results of operations of Mittal Steel South Africa in its Consolidated Statements of Income for the year-ended December 31, 2004 as though it had been acquired at the beginning of the year and deducted the pre-acquisition earnings as part of the Company's minority interest.

        The Company's investment in Mittal Steel South Africa was accounted for under the equity method of accounting from 2001 through 2003, and each of the Company's investments in the outstanding shares of Mittal Steel South Africa were accounted for as a step acquisition under the purchase method of accounting. During 2001, the Company made an initial 8.26% investment in the outstanding shares of Mittal Steel South Africa, increasing its ownership percentage in both 2002 and 2003 through additional share purchases on the open market and as part of a rights issue by Mittal Steel South Africa.

        The allocation of the total purchase price of Mittal Steel South Africa resulted in the consolidation of total assets of $2,296 and total liabilities of $866. Total assets are comprised of $835 in current assets, $1,220 in property, plant and equipment and other non-current assets, including goodwill, of $241. Total liabilities include $498 in current liabilities and $368 in non-current liabilities. The negative goodwill amounts from each of the step acquisitions reduced the value, on a pro-rata basis, of non-current assets acquired, primarily property, plant and equipment. On November 30, 2005, the

Company increased its shareholding in Mittal Steel South Africa to 52% by acquiring an additional 2% interest for a total consideration of $78.

Mittal Steel Zenica

        On December 10, 2004, the Company acquired a 51% interest in Mittal Steel Zenica (formerly BH Steel Zeljezara Zenica LLC), a steel manufacturing company located in Bosnia and Herzegovina, for $80 from the Government of the Federation of Bosnia-Herzegovina and subsequently in December 2005 the company acquired a further 41% from the Kuwait Consulting & Investment Co. ("KCIC") for $98. In conjunction with the acquisition of the controlling interest in Mittal Steel Zenica, the Company irrevocably committed to purchase the additional 8% interest in the total outstanding capital no later than December 2009. Because the irrevocable commitments transferred operational and economic control of these remaining shares in December 2004, it was accounted for as an acquisition of the remaining shares, with a liability recorded equal to the fair value of the guaranteed payments. As of the acquisition date, the Company's total effective ownership percentage in Mittal Steel Zenica was 100%. The results of Mittal Steel Zenica have been included in the consolidated financial statements since December 2004. In connection with the acquisition, the Company has committed to make capital expenditures of $135 over a 10 year period. The Company has completed its valuation of the assets acquired and liabilities assumed during 2005.

International Steel Group ("ISG")

        On April 15, 2005, Mittal Steel acquired 100% of the outstanding common shares of International Steel Group Inc. ("ISG") (renamed Mittal Steel USA ISG Inc.). Mittal Steel USA ISG is one of the largest steelproducers in North America, shipping a variety of steel products from 13 major steel producing and finishing facilities in 8 states. As a result of the acquisition Mittal Steel is the leading steel provider in North America.

        The aggregate purchase price of approximately $4,046 including cash of $2,072 ($1,472 net of cash acquired and $52 of acquisition cost) and Class A common Shares valued at $1,922. The fair value of the 60,891,883 Class A common shares was determined based on the market-price of Mittal Steel's Class A common shares over the 20- trading day period ending on (and including) the trading day that is two days before the effective date of the merger. As of December 31, 2005 the allocation of the purchase price to assets acquired and liabilities assumed are preliminary and subject to revision. The Company has not received all information to determine the final values to be assigned. Appraisals of property, plant and equipment and intangible assets are currently underway. An evaluation of information relating to certain recorded liabilities is also underway. Intangible assets identified as a result of purchase accounting relate to $4 assigned to patents and $499 assigned to favorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to six years or 2 years on a weighted average basis. Intangible liabilities consist of $1,060 assigned to unfavorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to 15 years or 3.2 years on a weighted average basis. The company recognized $139 of income during the period related to the net amortization of these intangibles.

        The results of Mittal Steel USA ISG's operations have been included in the consolidated financial statements since April 15, 2005.

Romportmet

        During 2005, Mittal Steel increased its share in the outstanding share capital in the Romportmet, port facility in Romania, to 94.5% for a consideration of $47 in cash. In accordance with the current legal framework, Mittal Steel will acquire the remaining minority shares through a mandatory public offer.

Kryvorizstal

        On November 25, 2005, the Company acquired 93.02% of the outstanding common stock of OJSC Krivorizky Ore Mining Company and Steel Works Kryvorizstal (renamed Mittal Steel Kryviy Rih) from the governmentally run State Property Fund of Ukraine. Mittal Steel Kryviy Rih is the largest producer of carbon steel long products in the Ukraine and the nearby region. As a result of the acquisition, the Company is the leading provider of steel products in the region. The Company also expects to achieve synergies and increase productivity through integration with its operations. Mittal Steel Kryviy Rih was acquired for $4,908 in cash ($4,632 net of cash acquired). In connection with the acquisition, the Company has committed to make capital expenditures of $500 until 2010.

        Based on our preliminary purchase price allocation for Kryviy Rih, we have identified approximately $1,233 of excess purchase price over the fair value of the assets acquired. The allocation is subject to further refinement as additional information becomes available.

        As of December 31, 2005 the allocation of the purchase price to assets acquired and liabilities assumed are preliminary and subject to revision. The results of Mittal Steel Kryviy Rih have been included in the consolidated financial statements since November 26, 2005.

        With respect to the above acquisitions for 2004 and 2005, the table presented below, summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

	2004 Acquisitions		2005 Acquisitions
	Mittal Steel Poland	Mittal Steel Zenica*	Mittal Steel USA ISG	Mittal Steel Kryviy Rih
Current assets	$864	$127	$3,024	$332
Property, plant & equipment	1,758	169	4,066	4,177
Other assets	52	1	598	—

Total Assets Acquired	2,674	297	7,688	4,509

Current liabilities	669	31	1,613	125
Long-term loan	48	38	844	—
Other long-term liabilities	337	12	1,660	151
Deferred tax liabilities	90	—	125	807
Minority interest	34	—	—	—

Total Liabilities Assumed	1,178	81	4,242	1,083

Total Net Assets	1,496	216	3,446	3,426

Minority interest	91	—	—	27
Net assets acquired	1,405	216	3,446	3,399

Shares issued	—	—	1,922	—
Cash paid, net	519	178	1,524	4,632

Purchase price	519	178	3,446	4,632

(Negative) goodwill	$(886)	$(38)	$—	$1,233

*
During 2005, the Company adjusted the purchase price allocation for Mittal Steel Zenica, with respect to the fair value of the plant, property and equipment acquired.

Unaudited Pro Forma Results

        The following unaudited pro forma financial information presents the combined results of operations of Mittal Steel for 2005, with Mittal Steel USA ISG and Mittal Steel Kryviy Rih as if the acquisitions had occurred as of the beginning of the periods presented. The 2004 pro forma information also includes the results of operations of Mittal Steel Poland and Mittal Steel Zenica on the same basis. The unaudited pro forma financial information is not indicative of what our consolidated results of operations actually would have been had we completed the acquisition at the dates indicated. In addition, the unaudited pro forma financial information does not purport to project the future results of operations of the combined company.

	For the year ended December 31,
	2004 Pro Forma	2005 Pro Forma
Sales	$34,195	$33,028
Net income	6,613	3,659
Per share amounts
Basic earnings per common share	$10.28	$5.33
Diluted earnings per common share	10.28	5.31

NOTE 4: INVENTORIES

        Inventory, net of allowance for slow moving or obsolete inventory of $244 and $269 at December 31, 2004, and December 31, 2005, respectively, is comprised of the following:

	December 31,
	2004	2005
Finished products	$1,095	$2,005
Production in process	996	1,138
Raw materials	1,423	2,321
Manufacturing supplies, spare parts and other	499	579
LIFO reserve	—	(7)

	$4,013	$6,036

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment are summarized as follows:

	Land	Buildings and Improvements	Machinery and equipment	Construction in process	Mining production assets	Total
Balance at December 31, 2004
Gross value	$202	$1,917	$8,577	$458	$234	$11,388
Accumulated depreciation	—	(636)	(3,039)	—	(151)	(3,826)

Net carrying value	$202	$1,281	$5,538	$458	$83	$7,562

Balance at December 31, 2005
Gross value	$409	$2,063	$15,198	$772	$1,134	$19,576
Accumulated depreciation	(5)	(688)	(3,171)	—	(173)	(4,037)

Net carrying value	$404	$1,375	$12,027	$772	$961	$15,539

NOTE 6: INVESTMENTS IN AFFILIATES AND JOINT VENTURES

        The Company's investments in affiliates and joint ventures, which include joint ventures accounted for using the equity method, are as follows:

				December 31,
Investee	Operating activity	Ownership % At December 31, 2005	Type of ownership
				2004	2005
Equity method investments:
Located in U.S.
PCI Associates	Pulverized coal	50%	Partnership	$22	$23
I/N Tek(1)	Cold rolling	60%	Partnership	62	74
I/N Kote(2)	Galvanizing	50%	Partnership	146	150
Located in Mexico
Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V. ("Peña Colorada")	Mining and palletizing plant	50%	Common stock	13	22
Servicios Siderúrgicos Integrados, S.A. de C.V. ("Sersiin")	Port operations, lime, industrial gases and engineering	50%	Common stock	8	7
Located in Canada
Sorevco	Galvanizing plant	50%	Limited partnership	7	7
Delta Tube	Tubes	40%	Limited partnership	1	1
Located in Germany
Westfälische Drahtindustrie GmbH ("WDI")	Wire drawing	33.3%	Common stock	15	20
Located in South Africa
Macsteel International Holdings B.V.(3)	Trading activities	50%	Partnership	93	130
Located in Poland
Zaklad Przetworstwa Hutniczego	Steel products	33%	Common stock	32	40
Located in China
Hunan Valin(4)	Steel products	31.43%	Common stock	—	344
Other equity method investment		—	—	54	89

				453	907

Available for sale security(5):
Equity security				55	55
Unrealized gain				135	222

Fair value				190	277

Other investments				24	3

				$667	$1,187

(1)
I/N Tek, a general partnership formed for a joint venture between the Company and Nippon Steel Corporation ("NSC"), owns and operates a cold-rolling facility. I/N Tek is 60% owned by a wholly owned subsidiary of the Company and 40% owned by an indirect wholly owned subsidiary of NSC. The Company does not exercise control over I/N Tek as all significant management decisions of the joint venture require agreement by both the partners. Due to this lack of control by the Company, the Company accounts for its investment in I/N Tek under the equity method. The Company has rights to the productive capacity of the I/N Tek facility, except in certain limited circumstances and, under a tolling arrangement, has an obligation to use the facility for the production of cold rolled steel. Under the tolling arrangement, the Company was charged $137, $149 and $144 for the years ended December 31, 2003, 2004 and 2005, respectively, and the payable with I/N Tek was $1 at December 31, 2005.

(2)
Mittal Steel USA and NSC own and operate another joint venture which consists of a 500,000 ton electro galvanizing line and a 500,000 ton hot-dip galvanizing line adjacent to the I/N Tek facility. I/N Kote, the general partnership formed for this joint venture, is owned 50% by a wholly owned subsidiary of Mittal Steel USA and 50% by an indirect wholly owned subsidiary of NSC. Mittal Steel USA and NSC each have guaranteed the share of long-term financing attributable to their respective subsidiary's interest in the partnership. The I/N Kote joint venture is required to buy all of its cold rolled steel from the Company. Sales to I/N Kote were $343, $323 and $361 for the years ended December 31, 2003, 2004 and 2005, respectively. The Company's receivable with I/N Kote was $4 at December 31, 2005.

(3)
Macsteel International Holdings B.V. ("Macsteel") is an equity method investment owned by Mittal Steel South Africa. Mittal Steel South Africa's steel products are marketed internationally through Macsteel, a joint venture in which the Mittal Steel South Africa's holds a non-controlling 50% interest. The Company recognized $42 in equity income from Macsteel in 2005 ($ 51 in 2004).

(4)
On September 28, 2005, following the required approvals by various institutions of the Chinese Government and minor adjustments to the share purchase agreement signed on January 14, 2005, Mittal Steel completed the acquisition of 36,67% of the outstanding shares of Hunan Valin Steel Tube and Wire Co., Ltd ("Hunan Valin"), for a total consideration of $338 (excluding expenses of $6). As a consequence of publicly held outstanding convertible bonds being converted into shares, the shareholdings of Mittal Steel in Hunan Valin was diluted to 31.43% at of December 31, 2005. During January, 2006, the conversion of all remaining convertible bonds occurred and, as a result, the shareholdings of Mittal decreased to 29.49%. The acquisition has been accounted for as an equity investment. As of December 31, 2005 the investment had a market value of $391. Also see subsequent events in note 21.

(5)
At December 31, 2004 and 2005, the Company owned approximately 8.6% of the outstanding shares of Eregli Denirve Fabrikal ("Eregli"), with a market value of $190 and $277 as of December 31, 2004 and 2005, respectively. Eregli is the largest iron and steel producer in the Republic of Turkey. Eregli is publicly traded on the Istanbul Stock Exchange.

        Summary condensed information, in the aggregate, of the Company's investments accounted for using the equity method is disclosed as follows:

	Year ended December 31,
	2003	2004	2005
Condensed Statement of Income Data*
Gross revenue	$3,734	$2,128	$3,446
Net income	297	90	118
	At December 31,
	2004	2005
Condensed Balance Sheet Data
Current assets	$559	$957
Total assets	1,565	2,487
Current liabilities	606	1,030
Total liabilities	1,078	1,583
Net assets	487	904

*
Includes Hunan Valin as from September 28, 2005

NOTE 7: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

        Transactions with related parties were as follows:

	Year ended December 31,			At December 31,
	2003	2004	2005	2004	2005
Transactions
	Sales			Receivables
Macsteel International Holdings BV	$—	$1,047	$1,369	$62	$51
WDI	115	195	153	34	20
Sorevco	43	—	63	—	—
I/N Kote	343	323	361	33	4
P.T. Ispat Indo/Glacier Trade Centre	20	1	6	3	—
Alpos	12	18	12	7	3
M.G. Odra Gas	6	7	8	—	3
Topham Eisen-und Stahlhandelsges	22	45	30	1	4
Polish Steel Products	—	9	15	—	2
TEGA	—	6	8	1	1
Polski Koks	—	325	77	50	45
Zaklad	—	86	70	10	13
Alkat	—	21	22	—	2
Krakodlew	—	14	11	—	—
Stalprofil	—	90	68	13	6
Valcovnia Plecku	—	8	—	—	—
Consolidated Wire Industries (Pty) Ltd.	—	26	24	—	3
Florin Centrum	—	—	23	—	4
Florin Podkarpacie SA	—	—	9	—	2
Other	—	14	10	11	5

Total	$561	$2,235	$2,339	$225	$168

	Year ended December 31,			At December 31,
	2003	2004	2005
				2004	2005
Transactions	Purchases of raw material & others
				Payables
Peña Colorada	$44	$34	$53	$16	$27
Sersiin	12	9	11	22	18
E.I.M.P	101	153	188	—	—
PCI Associates (Tolling fee)	32	57	54	15	(5)
Orind Refractories	33	46	66	14	5
Cal. del. Balsas	—	16	17	2	2
I/N Tek (Tolling charges)	137	149	144	(16)	1
Lindsay International Pvt Ltd	32	40	57	4	6
M.G. Odra Gas	9	9	12	2	2
Corp. del. Balsas	2	5	5	3	2
Thyssen Trade Praha	21	6	—	—	—
Polski Koks	—	372	217	58	50
Zaklad Przetworstwa Hutniczego	—	40	—	3	—
Alkat	—	26	30	—	—
Krakodlew	—	18	12	2	2
Stalprofil	—	12	3	—	—
Przedsibiorsti	—	6	—	—	—
Prezerobu Ziomu Ziomex	—	—	19	—	—
HK Zaklad Transportu Samochodowego	—	—	6	—	3
Bulk Lehar	—	—	—	2	6
Other	8	23	20	10	6

Total	$431	$1,021	$914	$137	$125

NOTE 8: PAYABLE TO BANKS AND CURRENT PORTION OF LONG-TERM DEBT

        Payable to banks and current portion of long-term debt consist of the following:

	At December 31,
	2004	2005
Letter of credit, revolving and other credit facilities including bank overdrafts	$237	$144
Current portion of long-term debt and lease obligations (see note 9)	104	190

	$341	$334

Multi-currency Letter of credit facility

        On December 30, 2005 the Company entered into a multi-currency revolving letter of credit facility in an aggregate amount equal to $800 with a consortium of lenders. This facility is to be used by the Company and its subsidiaries for the issuance of letters of credit and financial guarantees. The terms of the letter of credit and financial guarantees carry certain restrictions as to duration. There were no utilizations under this facility as of and for the year ended December 31, 2005.

Revolving credit facility

        The Canadian Operating Subsidiary has a revolving term credit facility of C$147 million ($125) bearing interest at the U.S. prime base or the Canadian prime rate maturing in July 2009 and collateralized by the Canadian Operating Subsidiary's accounts receivable and inventories to an amount of $268. As of December 31, 2005, C$ nil ($ nil) was outstanding under this facility. Under the conditions of the revolving term credit facility, the Canadian Operating Subsidiary must satisfy certain restrictive covenants as to minimum financial ratios, acquisition of fixed assets and payments of dividends or other distributions of equity.

Other credit facilities

        Other credit facilities provide for borrowing at various interest rates and support letters of credit in addition to providing borrowings to fund local working capital requirements at certain Operating Subsidiaries. Weighted-average interest rates on the bank lines, working capital facilities and temporary overdrafts ranged from 2.0% to 8.7% in 2004 and 2.0% to 7.65% in 2005.

        Certain of the credit facilities contain restrictive covenants that (i) require the Company's subsidiaries to comply with certain financial maintenance tests including the ratio of current assets to current liabilities and the ratio of total liabilities to total capital; (ii) require the maintenance of specified levels of net worth; (iii) prohibit subsidiaries from entering into agreements that restrict their ability to pay dividends and (iv) limit the payment of dividends (see note 11).

        Certain of the lines of credit are collateralized by current assets and property, plant and equipment with a net carrying value of $258 and $292 at December 31, 2004 and 2005, respectively.

NOTE 9: LONG-TERM DEBT

        Long-term debt denominated in U.S. dollars unless otherwise noted, is comprised of the following as of December 31:

	Year of maturity	Type of Interest	2004	2005
			US Dollar Equivalent (millions)
Corporate
$3.2 billion Credit Facility	2010	Floating	$—	$2,750
$3.5 billion Bridge Finance Facility	2007 - 2008	Floating	—	3,500
IFA	2030 - 2035	Floating	—	51
EBRD	2009	Floating	83	67
Other Loans (denominated in euro)	2009	Fixed	—	16
Others			268	—

Total Corporate			351	6,384

America
Senior secured notes	2010	Floating	150	150
Senior secured notes	2014	Fixed	420	420
Senior unsecured notes	2014	Fixed	—	500
PBGC convertible notes	2007	Fixed	—	35
Asset acquisition loans	2015	Fixed	—	152
Other loans	2007 - 2014	Fixed	312	119

Total Americas			882	1,376

Europe
Secured notes (denominated in euro)	2006	Fixed	95	82
Other loans	2006 - 2011	Floating	101	35
Other loans	2007 - 2013	Fixed	97	42

Total Europe			293	159

Asia & Africa
Government Loan	2011	Fixed	150	150
Other loans	2013	Fixed	17	17
Other loans	2012	Floating	50	36

Total Asia & Africa			217	203

Total			1,743	8,122
Less current portion of long-term debt			104	180

Total long-term debt (excluding lease obligations)			1,639	7,942
Lease obligations (net of $10 of current portion)			—	32

Total long-term debt, net of current portion			$1,639	$7,974

Corporate

$3.2 Billion Credit Facility

        On April 7, 2005, Mittal Steel and certain subsidiaries signed a $3,200 credit facility ("2005 Credit Facility") with a consortium of banks. The five-year facility is divided into a term loan tranche and a revolver tranche. The $1,700 term loan tranche was used to finance the cash portion of the consideration payable in connection with the acquisition of International Steel Group Inc. The $1,500 revolver tranche was made available to refinance certain existing indebtedness of Mittal Steel and its subsidiaries and for general corporate purposes. At December 31, 2005, $2,750 was outstanding under the facility. Both tranches pay interest at a rate of LIBOR plus a margin based on a rating grid. The average interest rate for 2005 was 4.16%.

$3.5 Billion Bridge Finance Facility

        On October 19, 2005, the Company signed a $3,000 loan agreement with Citigroup ("2005 Bridge Facility"). The facility was subsequently increased by $500 to $3,500 and has terms similar to the $3,200 credit facility. The Company used the proceeds of this facility to partially fund the acquisition of a 93.02% stake in the capital of Mittal Steel Kryviy Rih. The 2005 Bridge Facility pays interest at a rate of LIBOR plus a margin based on a rating grid. The average interest rate for 2005 was 4.47%. As defined in the 2005 Bridge Facility, the Company has an obligation to repay this facility upon entering into new significant borrowing arrangements (See also note 21).

IFA

        On November 22, 2005, the Company entered into an agreement with the Indiana Finance Authority to issue Environmental Improvement Revenue Refunding Bonds, Series 2005 in an amount of approximately $51. The Company used the proceeds to redeem two outstanding bonds at Mittal Steel USA Inc (series 1993 and 1995) in 2005 and to redeem series 1977 in February 2006. Interest is paid on a floating rate basis. The average interest rate for 2005 was 3.13%.

EBRD loan

        The secured loan is for capital expenditure and working capital requirement at Mittal Steel Galati. The loan is guaranteed by the Company and certain of its subsidiaries and is secured by a pledge of certain assets of Mittal Steel Galati. The average interest rate for 2005 was 6.22%.

Americas

Senior Secured Notes

        On March 25, 2004, Ispat Inland ULC issued $800 principal amount of senior secured notes: $150 of floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010 and $650 of fixed rate notes bearing interest at 9.75% (issued at 99.212% to yield 9.875%) due April 1, 2014 (the "Senior Secured Notes"), of which $150 and $420 (net of $3 of discount) are outstanding as of December 31, 2005.

        The Senior Secured Notes are secured by First Mortgage Bonds (relating to certain assets of the former Ispat Inland Inc.) totalling $800 and by a second position lien on the inventory of Mittal Steel USA. As further credit enhancement, the Senior Secured Notes are fully and unconditionally guaranteed by Mittal Steel USA, certain of its subsidiaries as well as by Mittal Steel and certain other affiliates.

        The terms of the Senior Secured Notes place certain limitations on the ability of Mittal Steel USA and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions and various other activities. The indenture also contains limited covenants that are applicable to Mittal Steel. These limitations are subject to a number of exceptions and qualifications. Mittal Steel USA was in compliance with all covenants on December 31, 2005. The restrictions in the indenture for the Senior Secured Notes on paying dividends or making other distributions to shareholders and the repurchase or redemption of stock limited such payments to $503.

        The Senior Secured Notes became investment grade rated as of January 19, 2006. As a result, many of the above limitations were suspended.

Senior unsecured notes

        On April 14, 2004, Mittal Steel USA ISG Inc. issued $600 of senior, unsecured debt securities due 2014. The debt securities bear interest at a rate of 6.5% and were sold at an original issue discount of $5, which is amortized as interest expense over the life of the senior unsecured notes. These debt securities have a principal at maturity of $600 and an effective annual interest rate of 6.625%. Certain of the wholly owned subsidiaries of Mittal Steel USA guarantee these notes on a full, unconditional and joint and several basis. On July 22, 2005, Mittal Steel USA ISG Inc. repurchased $100 of bonds leaving an outstanding balance of $500.

PBGC note

        The Pension Benefit Guaranty Corporation ("PBGC") convertible note bears interest at 6.0% and the principal is due in full on May 6, 2007. The note is subordinated to all of Mittal Steel USA's senior indebtedness. The PBGC note is convertible, at the PBGC's option, into 35,597.45 shares of the Company's common stock for each $1 in principal and interest outstanding at any time.

Asset acquisition loans

        In May 2005, Mittal Steel USA ISG Inc. took ownership of a coke oven battery at Burns Harbor that was previously leased under a capital lease. The related loan amounts to $147 as of December 31, 2005. Payments to the lender are minimum monthly payments totalling $6 per year with additional payments based on coke production through 2015. The coke oven battery is collateral for the loan.

        In connection with ISG's acquisition of Weirton, ISG issued a $5 promissory note due 2019. The note bears interest at 5.0% per annum and annual principal and interest payments began in May 2005.

Other loans

        The other loans relate to fixed rate bonds bearing interest at 5.75%-7.25%.

Redemptions

2005

Other loans

        On October 5, 2005, Ispat Inland redeemed the $28 principal amount of its outstanding First Mortgage 7.9% Bonds, Series R, due January 15, 2007 at par.

        On December 28, 2005, Ispat Inland redeemed the $23 principal amount of its outstanding City of East Chicago, Indiana Pollution Control Refunding Revenue Bonds (Inland Steel Company Project No. 10) Series 1993 at par and the $12 principal amount of its outstanding Indiana Development Finance Authority Pollution Control Refunding Revenue Bonds (Inland Steel Company Project No. 12) Series 1995 at 102%. On February 1, 2006, Mittal Steel USA redeemed the $17 principal amount of its outstanding City of East Chicago, Indiana Pollution Control Revenue Bonds (Inland Steel Company Project No. 5) Series 1977 at par.

2004

Senior Secured Notes

        On December 30, 2004, Ispat Inland (through an affiliate) redeemed $228 principal amount of its 9.75% Senior Secured Notes due 2014, at a redemption price equal to 109.75% for which Ispat Inland recognized a $22 loss in other expenses.

2003

Industrial Development Revenue Bonds

        During 2003, Mittal Steel purchased $29 principal amounts of bonds at face value. As a result of the early redemption a gain of $14 was recognized.

Contingent Liability

        In 1998, Ispat Inland entered into an agreement with the PBGC to provide certain financial assurances with respect to its Pension Plan. Under the terms of this agreement, the PBGC was granted a first priority lien on certain assets and Ispat Inland was required to make certain contributions to its Pension Plan. In 2003, the agreement was amended and under the amended terms, Ispat Inland contributed $175 in 2005, $83 in 2004, and $50 in 2003 and pledged $160 of non-interest bearing First Mortgage Bonds. The agreement terminates upon the earlier of either being fully funded under Employee Retirement Income Security Act ("ERISA") or Mittal Steel USA meeting certain financial measures. The Company believes the financial measures tests have been met as of December 31, 2005 and, as such, the agreement has terminated, eliminating its contribution requirements in 2006 and beyond and also eliminating the collateral requirements. The PBGC has yet to review the 2005 financial statements and acknowledge the termination of the agreement in connection with the satisfaction of the financial measures.

Europe

Senior Secured Notes Denominated in Euro

        On February 1, 2001, Mittal Steel Europe Group SA, issued €150 million Senior Secured Notes ("Bonds"), with a mature of February 1, 2011. These Bonds are secured by mortgage over the property plant and equipment of the German Operating Subsidiaries and an indirect pledge on the shares of the French Operating Subsidiary. The interest rate is fixed at 11.875% per annum and payable semi-annually.

Redemption

        In 2004, Mittal Steel Europe Group SA purchased €39 million ($48) Bonds at an average purchase price of 111.6%. As of December 31, 2004 and 2005, the par value of the outstanding Bonds was €70 million. These Bonds were called on December 19, 2005 and repaid on February 1, 2006 at 105.938% of par value. Penalties of $8 arising from the early retirement of these Bonds were accrued in 2005.

Other loans

        The European floating rate loans bear interest at Libor/ Warsaw Interbank Offering rate ("Wibor") + 0% - 6%.

        The fixed rated loans bear interest at 5.5% - 7.5%.

        Loans for the Operating Subsidiaries in Macedonia, Bosnia and Herzegovina, Romania and Poland are secured by property, plant and equipment.

Asia & Africa

        Mittal Steel Annaba has a $150 ten-year term loan agreement with the Government of Algeria. The loan matures in October 2011 and bears interest at 5% per annum (payable annually) from October 2004, which is after a moratorium period of three years. The Company has guaranteed the payment of the principal and interest payable under this loan.

        The floating rate loans bear interest at Libor + 3.5%.

        Loans at the Operating Subsidiaries in Kazakhstan and Algeria, with amounts outstanding as of December 31, 2005 of $36 are secured by property, plant and equipment to an amount of $20.

Other

        Certain debt agreements of the Company or its subsidiaries provide for various covenants requiring certain consent from lenders in specified circumstances, to declare or pay any dividends, make certain restricted payments, incur additional indebtedness, make certain investments, create liens, guarantee indebtedness, sell or acquire assets with certain exceptions, enter into any merger or consolidation or reorganization, as well as require compliance with other financial maintenance tests, which includes financial ratios and minimum levels of net worth. The Company is in compliance with the financial covenants contained within the amended agreements related to all of its non-current borrowings.

        Maturities of long-term debt including lease obligations at December 31, 2005 are as follows:

Year ended December 31,
2006	$190
2007	1,876
2008	1,808
2009	52
2010	2,931
Subsequent years	1,307

Total	$8,164

NOTE 10: FINANCIAL INSTRUMENTS AND CREDIT RISK

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

        The estimated fair values of the Company's short and long-term debt are as follows:

	December 31, 2004		December 31, 2005
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Falue
Instruments payable bearing interest at variable rates	$751	$764	$6,589	$6,594
Instruments payable bearing interest at fixed rates	992	1,041	1,575	1,649
Long-term debt, including current portion	1,743	1,805	8,164	8,243
Payable to banks	237	237	144	144

Derivative financial instruments

        The Company uses foreign currency exchange contracts to manage the risk of foreign currency fluctuations on projected cash flows relating to purchase and sales contracts.

        In the Americas, subsidiaries use futures and swap contracts to manage fluctuations in the cost of natural gas and certain nonferrous metals, primarily zinc, which is used in the coating of steel. Timing of these transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge.

        The Company had one long running interest rate swap which ended in January 2006.

        The effective portion of the fair value gains or losses on these cash flow hedges are recorded in other comprehensive income and recorded in the income statement as per the realization of the cashflows if they meet the criteria of SFAS 133. Any ineffective portions of the gains or losses on all cashflow foreign exchange contracts, swaps or options designated as hedges were recognized currently in earnings.

        The amounts of gains or losses reclassified from unrealized in other comprehensive income to realized in earnings as a result of the discontinuance of cash flow hedges were not material.

        The fair value gains or losses from foreign currency derivatives and commodity swaps and options that do not qualify for hedge accounting are recognized in cost of sales or other operating expenses.

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

        The Company considers its credit risk associated with trade accounts receivable to be limited due to a large number of customers comprising the Company's customer base and their geographic dispersion. The Company sells a significant amount of products pursuant to orders throughout its main markets. The Company grants credit based on evaluations of its customers' financial situation, in certain cases, without requiring guarantees or letters of credit, and monitors the exposure of potential losses from granting credit. To reduce risk the Company routinely assesses the financial strength of its customers and as a consequence, believes that its accounts receivable credit risk exposure is limited. In addition, the company has entered into insurance policies in a number of subsidiaries.

        The counterparties to derivative contracts are generally major financial institutions and credit risk is generally limited to the unrealized gains and losses on such contracts should the counterparties fail to perform as contracted. Additionally, the Company utilizes a portfolio of highly rated financial institutions either headquartered or operating in the same countries in which the Company conducts its business. The credit exposure to each counterparty is capped in function of its credit rating and our business volume. As a result, the Company considers the risk of counterparty default to be minimal.

NOTE 11: SHAREHOLDERS' EQUITY

        As of December 31, 2005, the authorized common shares of Mittal Steel consisted of 5,000,000,000 class A common shares, par value of EUR0.01 per share, and 721,500,000 class B common shares, par value of EUR0.10 per share. At December 31, 2005, 255,401,673 (2004: 194,509,790) class A common shares and 457,490,210 (2004: 457,490,210) class B common shares were issued and 246,572,889 (2004: 185,284,650) class A common shares (excluding treasury shares) and 457,490,210 (2004: 457,490,210) class B common shares were outstanding.

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

        On April 15, 2005 Mittal Steel issued 60,891,883 class A common shares to the former ISG stockholders in exchange for their shares of ISG common stock.

        At December 31, 2005, the Company had 8,828,784 of its own Class A shares which it purchased on the open market for a net consideration of $111 (at December 31, 2004—9,225,140 at a consideration of $123). In 2005 the company received $3 upon the exercise of options.

        In 2004 Company bought back 5,300,000 of its shares from the open market during the year at a consideration of $54 under a share buy-back program announced by the Company. These shares have been acquired for the purpose of the Company's employee stock option plan.

        All calculations to determine the amounts available for dividends are based on Mittal Steel's Dutch statutory accounts, which, as a holding company, are different from its consolidated accounts.

        Mittal Steel has no manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries, recognizes gains from the sale of its assets or records share premium from the issuance of (new) common shares. Certain of the Company's Operating Subsidiaries are subject to restrictions under the terms of their debt agreements for paying dividends. As a result, subsidiaries of Mittal Steel had $6,386 in retained earnings which are free of restriction for the payment of dividend at December 31, 2005. Dividends are payable by Mittal Steel in either U.S. Dollars or in Euros.

Dividends

2005

        The dividend for the year amounts to $213 and was paid during the year.

2004

        The following dividends were declared by LNM Holdings N.V. to its sole shareholder before it was acquired by the Company:

  •
  2003—Dividend of $164.

  •
  2004—Dividend of $2,385.

Share Retention Agreements

        Mittal Steel Temirtau has entered into share retention agreements with the European Bank for Reconstruction and Development ("EBRD") and International Finance Corporation ("IFC"), whereby until the date on which the EBRD and IFC loans have been repaid in full, Mittal Steel Temirtau's holding company or its nominee shall not, unless EBRD and IFC otherwise agree in writing, transfer, assign, pledge, dispose or encumber 67% of the share holding in Mittal Steel Temirtau.

        The Company has pledged 20% of the outstanding shares of Mittal Steel Galati towards its commitment to pay the remaining purchase price owed to APAPS relating to the Company's acquisition of Mittal Steel Galati. Further, the Company has also pledged 50% of the outstanding shares of Mittal Steel Galati towards the Company's ten-year capital expenditure commitment at Mittal Steel Galati which commenced November 2001.

        The Company has pledged 44.8% of the outstanding shares of Mittal Steel Iasi towards its commitment to pay the remaining purchase price owed to APAPS relating to the Company's acquisition of Mittal Steel Iasi.

        The Company has entered into a share pledge agreement with APAPS for 51.1% of its share holding in Mittal Steel Roman's share capital towards its commitment to pay the purchase price for Mittal Steel Roman. The Company has also entered into a share pledge agreement with APAPS for 49.9% of its share holding in Mittal Steel Roman's share capital towards its capital expenditure commitment for five years commencing December 2003.

        The Company has entered into a share pledge agreement with APAPS for 1.4% of its share holding in Mittal Steel Hunedoara's share capital towards its commitment to pay the purchase price for Mittal Steel Hunedoara. The Company has also entered into a share pledge agreement with APAPS for 51.7% of its share holding in Mittal Steel Hunedoara's share capital towards its capital expenditure commitment for five years commencing April 2004.

        The Company has entered into a share retention agreement with IFC to retain at least 51% of the registered share holding in Mittal Steel Annaba towards the commitment for repayment of loans to IFC by Mittal Steel Annaba.

        The Company is obliged to establish a registered pledge in favor of the State Treasury of Poland over such number of the Company's shares of Mittal Steel Poland which is equal to the difference between: (i) the number of shares in the Company held by Mittal Steel Holdings and (ii) 50% of the Company's shares plus one share. As a result, the number of the shares to be pledged equals to 32,440,972 shares, which constitutes about 12.17% of the entire Company's share capital and about 19.58% of all shares/capital held by the Company.

Stock Option Plan

        In 1999, the Company established the Mittal Steel Global Stock Option Plan ("MittalShares"). Under the terms of MittalShares, the Company may grant options to purchase common shares to senior management of Mittal Steel and its affiliates for up to 10,000,000 shares of common shares. The exercise price of each option equals not less than the fair market value of Company stock on the date of grant, with a maximum term of 10 years. Options are granted at the discretion of the Company's

Board of Directors' Remuneration Committee or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

        The fair value of each option grant to purchase Mittal Steel common shares is estimated on the date of grant using Black-Scholes option pricing model with the following weighted-average assumptions:

Year of grant 2005
Dividend yield	1.44%
Expected annualized volatility	52%
Discount rate—Bond equivalent yield	4.50%
Expected life in years	6

        The status of the MittalShares is summarized below at December 31, 2005:

	Number of Shares	Range of Exercise Prices	Weighted Average Exercise Price per share
Outstanding, December 31, 2002	3,391,500	$2.26 - 11.94	$7.13
Exercised	(91,166)	2.26	2.26
(Forfeitures)/restoration	39,000	2.26 - 11.94	11.72

Outstanding, December 31, 2003	3,339,334	2.26 - 11.94	7.32
Exercised	(1,384,118)	2.26 - 11.94	7.76
(Forfeitures)	(244,000)	2.26 - 11.94	9.07

Outstanding, December 31, 2004	1,711,216	2.26 - 11.94	6.72
Granted	3,908,773	28.75	28.75
Exercised	(351,850)	2.26 - 11,94	5.87
(Forfeitures)	(210,833)	2.26 - 28.75	27.87

Outstanding, December 31, 2005	5,057,306	2.26 - 28.75	22.92

Exercisable, December 31, 2005	1,352,366	$2.26 - $28.75	$6.96
Exercisable, December 31, 2004	1,321,721	$2.26 - $11.94	$8.03
Exercisable, December 31, 2003	2,542,542	$2.26 - $11.94	$8.62

        Options granted during 2005 had a fair value of $13 per share.

        The following table summarizes information about stock options at December 31, 2005:

Options Outstanding
Exercise Prices	Number of Shares	Weighted Average Contractual Life (in years)	Options Exercisable Number Of Shares
$11.94	409,499	3.71	409,499
8.57	379,050	4.42	379,050
2.26	563,817	6.27	563,817
28.75	3,704,940	9.65	—

$2.26 - 28.75	5,057,306	8.40	1,352,366

NOTE 12: PENSIONS AND OTHER POST-EMPLOYMENT PLANS

        Mittal Steel's Operating Subsidiaries have different types of pension plans for their employees. Also, most of the subsidiaries in the Americas region offer post-employment benefits, including post-employment health care. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the balance sheet is based on a number of assumptions and factors such as the discount rate, expected wage increases, expected return on plan assets, future health care cost trends and market value of the underlying assets. Actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, will affect recognized expense and the recorded obligation in future periods, particularly in the case of Mittal Steel's U.S. and Canadian subsidiaries. The total accumulated unrecognized losses amounted to $1,103 for pensions and $180 for other post retirement benefits as of December 31, 2005.

        A summary of the defined benefit plans is as follows:

Americas

U.S. and Canadian Plans

        Mittal Steel USA's Pension Plan and Pension Trust is a non-contributory defined benefit plan covering approximately 40% of its employees. Benefits for most non-represented employees are determined under a "Cash Balance" formula as an account balance which grows as a result of interest credits and of allocations based on a percentage of pay. Benefits for other non-represented salaried employees are determined as a monthly benefit at retirement depending on final pay and service. Benefits for wage and salaried employees represented by the United Steelworkers of America are determined as a monthly benefit at retirement based on fixed rate and service.

        The Company also has established defined contribution benefit trusts to fund pensions and retiree medical and death benefits as well as qualified savings plans. Compensation expense related to this savings plan amounted to $4, $4 and $123 for the years ended December 31, 2003, 2004, and 2005 respectively.

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

        The Canadian Operating Subsidiary provides certain post-employment and post-employment medical benefits and life insurance for certain groups of retired employees. The Company is accruing the cost of these benefits for current and future retirees using the projected unit credit actuarial method.

Trinidad Plan

        The Company's Operating Subsidiary in Trinidad maintains a contributory defined benefit pension plan for substantially all of its employees, the benefits of which are based on the employees' length of service.

Mexican Plan

        The Mexican Operating Subsidiary provides for seniority premiums to its employees, which consists of a one-time payment of 12 days wages for each year worked, calculated on the basis of employees' most recent salary. The maximum salary used in this calculation is limited to double the legal minimum wage. The liabilities and net periodic cost related to these retirement benefits are calculated by independent actuaries using the projected unit credit method.

        The Mexican Operating Subsidiary also provides seniority premium benefits, which are mandated by Mexican law, to employees upon unjustified dismissal, after 15 years of service or to the employee's beneficiary upon death. Net periodic cost related to such obligation was not material for the years ended December 31, 2004 and 2005. The related accrued liability of $3 and $6 as of December 31, 2004 and 2005, respectively, is classified in the consolidated balance sheets as other long-term liabilities.

Europe

        Some European Operating Subsidiaries maintain mainly unfunded defined pension plans for a certain number of employees the benefits of which are based on such employees' length of service and applicable pension table under the terms of individual agreements.

        Other plans have an obligation to pay lump sum retirement indemnities to employees calculated bases on the length of service and compensation at retirement.

Asia & Africa

South African Plan

        The South African Operating Subsidiary contributes to defined contribution savings plans. Contributions amounted to $17 in 2004 and 2005.

        Additionally certain employees at the South African Operating Subsidiary are covered by multi-employer pension plans. Company contributions to these plans were not material in 2004 and 2005.

Plan Assets

        The weighted-average asset allocations for the Funded Pension Plans at December 31, 2004, and 2005, by asset category are as follows(1):

	December 31, 2004			December 31, 2005
	U.S.	CANADA	TRINIDAD	U.S.	CANADA	TRINIDAD
Equity Securities	64%	61%	55%	62%	60%	49%
Fixed Income (including cash)	18%	39%	38%	17%	40%	38%
Real Estate	6%	—	—	21%	—	—
Other	12%	—	7%	—	—	13%

Total	100%	100%	100%	100%	100%	100%

(1)
U.S. Pension plans weighted asset allocation measured at November 30, 2004 and November 30, 2005 respectively.

        The respective Finance and Retirement Committees of the Board of Directors in the U.S., Canada and Trinidad have general supervisory authority over the respective trust funds. These committees have established the following asset allocation targets:

	December 31, 2005
	U.S.	CANADA	TRINIDAD
Equity Securities	63%	60%	50%
Fixed Income (including cash)	23%	40%	40%
Real Estate	5%	—	—
Other	9%	—	10%

Total	100%	100%	100%

U.S. Plan Assets

        The investment objectives for the U.S. Pension Plan are defined in the Statement of Investment Policy dated December 1, 2000. The objectives stated therein are as follows:

  A.
  Investments of the Trust Fund are made solely in the interest of the participants and beneficiaries and for the exclusive purposes of providing benefits to such participants and their beneficiaries and defraying the reasonable expenses of administering the Plans and the Trust.

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

Canada Plan Assets

        Asset allocation is established according to the objectives of the Pension Fund. This is based on the risk/return trade-off defined by the Committee in view of the long-term outlook for financial markets and by taking into account the Plan benefits, its commitments and financial situation after considering all the factors that could affect the provisioning, solvency and capacity of the Plan to meet its obligations.

Summary of changes in the benefit obligation and of the change in plan assets:

	At December 31, 2004
	TOTAL	U.S. & CANADIAN	TRINIDAD	EUROPE
Change in benefit obligation
Benefit obligation at beginning of the period	$3,074	$2,963	$53	$58
Service cost	51	46	3	2
Interest cost	186	180	3	3
Plan participants' contribution	2	1	1	—
Actuarial losses	142	138	3	1
Benefits paid	(230)	(227)	(1)	(2)
Foreign currency exchange rate differences	43	34	—	9

Benefit obligation at end of the period	3,268	3,135	62	71

Change in plan assets
Fair value of plan assets at beginning of the period	2,109	2,032	77	—
Actual return on plan assets	301	279	22	—
Employer contribution	121	120	1	—
Plan participants' contribution	2	1	1	—
Benefits paid	(228)	(227)	(1)	—
Foreign currency exchange rate differences	22	22	—	—

Fair value of plan assets at end of the period	2,327	2,227	100	—

(Unfunded) funded status of the plans	(941)	(908)	38	(71)
Unrecognized net actuarial loss (gain)	939	967	(28)	—
Unrecognized transition asset	3	5	(2)	—
Unrecognized prior service cost	115	106	9	—

Net amount recognized	$116	$170	$17	$(71)

Accrued benefit cost	$(947)	$(876)	$—	$(71)
Prepaid benefit cost	17	—	17	—
Intangible asset	106	106	—	—
Accumulated other comprehensive income	940	940	—	—

Net amount recognized	$116	$170	$17	$(71)

	At December 31, 2005
	TOTAL	U.S. & CANADIAN	TRINIDAD	EUROPE
Change in benefit obligation
Benefit obligation at beginning of the period	$3,268	$3,135	$62	$71
Acquisition	134	134	—	—
Service cost	52	47	3	2
Interest cost	195	188	4	3
Plan participants' contribution	2	1	1	—
Actuarial loss	246	241	—	5
Benefits paid	(243)	(239)	(2)	(2)
Foreign currency exchange rate differences	9	19	—	(10)

Benefit obligation at end of the period	3,663	3,526	68	69

Change in plan assets
Fair value of plan assets at beginning of the period	2,327	2,227	100	—
Acquistion	69	69	—	—
Actual return on plan assets	244	241	3	—
Employer contribution	200	199	1	—
Plan participants' contribution	2	1	1	—
Benefits paid	(241)	(239)	(2)	—
Foreign currency exchange rate differences	11	11	—	—

Fair value of plan assets at end of the period	2,612	2,509	103	—

(Unfunded) funded status of the plans	(1,051)	(1,017)	35	(69)
Unrecognized net actuarial loss (gain)	1,103	1,125	(22)	—
Unrecognized transition asset	(1)	—	(1)	—
Unrecognized prior service cost	131	123	8	—

Net amount recognized	$182	$231	$20	$(69)

Accrued benefit cost	$(1,064)	$(995)	$—	$(69)
Prepaid benefit cost	20	—	20	—
Intangible asset	123	123	—	—
Accumulated other comprehensive income	1,103	1,103	—	—

Net amount recognized	$182	$231	$20	$(69)

Accumulated Benefit Obligation

        The accumulated benefit obligation for all defined benefit pension plans was $3,336 and $3,584 at December 31, 2004 and 2005, respectively

        Information for pension plans with accumulated benefit obligations in excess of plan assets:

	At December 31, 2004
	TOTAL	U.S. & CANADIAN	EUROPE
Projected benefit obligation	$3,191	$3,120	$71
Accumulated benefit obligation	3,195	3,108	87
Fair value of plan assets	2,212	2,212	—
	At December 31, 2005
	TOTAL	U.S. & CANADIAN	EUROPE
Projected benefit obligation	$3,595	$3,527	$68
Accumulated benefit obligation	3,584	3,501	83
Fair value of plan assets	2,509	2,509	—

The following table details the components of net periodic pension cost

	December 31, 2003
	TOTAL	U.S. & CANADIAN	TRINIDAD	EUROPE
Components of net periodic cost (benefit)
Service cost	$44	$40	$2	$2
Interest cost	189	183	3	3
Expected return on plan assets	(208)	(202)	(6)	—
Amortization of prior service cost	13	13	—	—
Amortization of net (gain) loss	12	12	—	—

Net periodic cost (benefit)	$50	$46	$(1)	$5

	December 31, 2004
	TOTAL	U.S. & CANADIAN	TRINIDAD	EUROPE
Components of net periodic cost (benefit)
Service cost	$51	$46	$3	$2
Interest cost	186	180	3	3
Expected return on plan assets	(210)	(204)	(6)	—
Amortization of prior service cost	13	13	—	—
Amortization of net (gain) loss	41	41	—	—

Net periodic cost (benefit)	$81	$76	$—	$5

	December 31, 2005
	TOTAL	U.S. & CANADIAN	TRINIDAD	EUROPE
Components of net periodic cost (benefit)
Service cost	$51	$47	$3	$1
Interest cost	195	188	4	3
Expected return on plan assets	(212)	(204)	(8)	—
Amortization of prior service cost	14	14	—	—
Amortization of net (gain) loss	52	56	(1)	(3)

Net periodic cost (benefit)	$100	$101	$(2)	$1

Post-employment benefits

        Mittal Steel's Operating Subsidiaries in the U.S., Canada and France provide post-employment benefits, including medical benefits and life insurance benefits to retirees.

        Substantially all of the U.S. Operating Subsidiary's employees are covered under post-employment life insurance and medical benefit plans that require deductible and co-insurance payments from retirees. The post-employment life insurance benefit formula used in the determination of post- employment benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. The U.S. Operating Subsidiary does not pre-fund most of these post- employment benefits. Effective January 1, 1994, a Voluntary Employee Benefit Association Trust was established for payment of health care benefits to United Steel Workers of America. Funding of the Trust is made as claims are submitted for payment.

        Summary of changes in the post employment benefit obligation and the change in plan assets:

	At December 31, 2004
	TOTAL	U.S. & CANADIAN	EUROPE	OTHER
Change in post-employment benefit obligation
Benefit obligation at beginning of period	$954	$929	$25	$—
Acquisitions	4	—	—	4
Service cost	9	9	—	—
Interest cost	54	52	1	1
Actuarial loss (gain)	(14)	(12)	(1)	(1)
Benefits paid	(75)	(73)	(1)	(1)
Foreign currency exchange rate changes	5	2	2	1

Benefits obligation at end of period	937	907	26	4
Fair value of assets	—	—	—	—

Funded (unfunded) status of the plans	(937)	(907)	(26)	(4)
Unrecognized net loss	102	102	—	—
Unrecognized prior service cost (benefit)	(144)	(144)	—	—

Net amount recognized	$(979)	$(949)	$(26)	$(4)

	At December 31, 2005
	TOTAL	U.S. & CANADIAN	OTHER	EUROPE
Change in post-employment benefit obligation
Benefit obligation at beginning of period	$937	$907	$26	$4
Acquisitions	315	315	—	—
Service cost	12	12	—	—
Interest cost	66	65	1	—
Plan amendment	(279)	(279)	—	—
Actuarial loss (gain)	57	60	(1)	(2)
Benefits paid	(78)	(77)	(1)	—
Foreign currency exchange rate changes	(2)	1	(3)	—

Benefits obligation at end of period	1,028	1,004	22	2
Fair value of assets (from acquisition)	23	23	—	—

Funded (unfunded)status of the plans	(1,005)	(981)	(22)	(2)
Unrecognized net loss	180	180	—	—
Unrecognized prior service cost (benefit)	(404)	(404)	—	—

Net amount recognized	$(1,229)	$(1,205)	$(22)	$(2)

The net periodic post-employment cost:

	At December 31, 2003
	TOTAL	U.S. & CANADIAN	EUROPE	OTHER
Components of net periodic cost (benefit)
Service cost	$11	$10	$1	$—
Interest cost	60	59	1	—
Amortization of prior service cost	(20)	(20)	—	—

Net periodic benefit cost	$51	$49	$2	$—

	At December 31, 2004
	TOTAL	U.S. & CANADIAN	EUROPE	OTHER
Components of net periodic cost (benefit)
Service cost	$9	$9	$—	$—
Interest cost	54	52	1	1
Amortization of prior service cost	(29)	(29)	—	—
Amortization of net (gain)	(1)	—	—	(1)

Net periodic benefit cost	$33	$32	$1	$—

	At December 31, 2005
	TOTAL	U.S. & CANADIAN	EUROPE	OTHER
Components of net periodic cost (benefit)
Service cost	$12	$12	$—	$—
Interest cost	66	65	1	—
Expected return on plan assets	(1)	(1)	—	—
Amortization of prior service cost	(38)	(38)	—	—
Amortization of net (gain)	(1)	1	(1)	(1)

Net periodic benefit cost	$38	$39	$—	$(1)

Weighted-average assumptions used to determine benefit obligations at December 31,

	Pension Benefits			Other Benefits
	2003	2004	2005	2003	2004	2005
Discount rate	5%-10%	4.75%-10%	4.25%-7.75%	6.25%-6.5%	4.75%-10%	4.25%-7.25%
Rate of compensation increase	3%-7%	3%-18%	2%-8%	3%-5.28%	3%-5.28%	2%-8%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31,

	Pension Benefits			Other Benefits
	2003	2004	2005	2003	2004	2005
Discount rate	5%-10%	4.75%-10%	4.25%-7.75%	5%-10%	5%-10%	4.25%-7.75%
Rate of compensation increase	3%-7%	3%-18%	2%-8%	4%-7%	4%-8%	2%-8%
Expected long-term rate of return on plan assets	3%-8%	5.28%-9.5%	6.5%-9.5%	5%-9.5%	4.75%-9.5%	6.5%-9.5%

Health Care Cost trend

	December 31,
	2003	2004	2005
Health care cost trend rate assumed for next year	4.50%-9.20%	4.50%-8.6%	4.5%-11.2%

        An increase of 1% in the health care cost trend rate of Mittal Steel USA would increase the post employment benefit obligation by $102 and the annual net periodic cost by $11. A 1% decrease would reduce the post-employment benefit obligation by $90 and the annual net periodic cost by $9.

        At the Canadian Operating Subsidiary, for evaluation purposes, the annual growth rate assumption for the cost of health care for each participant was decreased to 8% in 2005 (from 8.6% in 2004). The rate is expected to gradually decline to 3.6% in 2010 and remain at this level thereafter. A 1% change would have an effect of $3 on the post-employment benefit obligation.

Cash Flows

Contributions

        The Company expects to contribute $300 to the US Trust in 2006. There are no PBGC or ERISA minimum funding requirements due in 2006.

        The Company expects to contribute $4 to the Trinidad Trust in 2006, which is equal to its minimum statutory regular contributions

        The Company expects to contribute $30 to the Canadian Trust in 2005.

Estimated Future Pension and Post-Employment Payments

        The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Year ended December 31
Expected benefit payments	TOTAL	U.S. & CANADIAN	TRINIDAD	EUROPE
2006	$324	$318	$1	$5
2007	337	330	1	6
2008	350	343	1	6
2009	364	356	2	6
2010	375	367	2	6
Thereafter	1,882	1,840	11	31

Total long-term employee benefits

        Together with plans and obligations that do not constitute pension or other post employment benefits the total long-term employee benefits are as follows:

	At December 31
	2004	2005
Pension obligation	$947	$1,064
Included in accrued expenses	(175)	—
Other post-employment benefit obligation	979	1,229
Other long-term employee benefits (jubilee, leave, compensation)	180	213

	$1,931	$2,506

NOTE 13: INCOME TAX EXPENSE

        The breakdown of the income tax expense(benefit) is as follows:

	Year Ended December 31,
	2003	2004	2005
Current:
Americas	$14	$41	$7
Europe	5	330	279
Asia & Africa	24	360	377

Total current income tax expense	43	731	663

Deferred:
Americas	(40)	279	28
Europe	32	(150)	(15)
Asia & Africa	149	(43)	142

Total deferred tax expense	141	86	155

Total income tax expense	$184	$817	$818

        The following table reconciles the income tax expense (benefit) calculated at the statutory rate of each tax jurisdiction to the corresponding amounts as reported:

	Year ended December 31, 2003
	Americas	Europe	Asia & Africa	Total
Statutory tax expense	$4	$97	$155	$256
Increase (decrease) resulting from:
Permanent items	(16)	—	15	(1)
Benefit arising from interest in partnership	(15)	—	—	(15)
Rate change	—	(11)	—	(11)
Change in valuation allowance	12	8	—	20
Benefit of tax holiday	—	(48)	—	(48)
Effects of foreign currency translation	(14)	—	—	(14)
Others	3	(9)	3	(3)

Income tax expense (benefit)	$(26)	$37	$173	$184

	Year ended December 31, 2004
	Americas	Europe	Asia & Africa	Total
Statutory tax expense	$341	$537	$494	$1,372
Increase (decrease) resulting from:
Permanent items	—	1	(27)	(26)
Benefit arising from interest in partnership	(19)	—	—	(19)
Rate change	(22)	73	—	51
Change in valuation allowance	(14)	(253)	(207)	(474)
Benefit of tax holiday	—	(190)	(45)	(235)
Effects on foreign currency translation	4	(20)	39	23
Other taxes	9	—	43	52
Others	21	32	20	73

Income tax expense	$320	$180	$317	$817

	Year ended December 31, 2005
	Americas	Europe	Asia & Africa	Total
Statutory tax expense	$295	$228	$432	$955
Increase (decrease) resulting from:
Permanent items	(21)	55	92	126
Benefit arising from interest in partnership	(39)	—	—	(39)
Rate change	(16)	(1)	(5)	(22)
Change in valuation allowance	11	(39)	—	(28)
Re-characterization of capital loss to ordinary loss	(226)	—	—	(226)
Benefit of tax holiday	—	—	(21)	(21)
Effects on foreign currency translation	7	3	—	10
Other taxes	17	4	33	54
Others	7	14	(12)	9

Income tax expense	$35	$264	$519	$818

Re-Characterization of Capital Loss to Ordinary Loss

        During 2004, the Mexican Operating Subsidiary, in two separate transactions, transferred shares of two of its subsidiaries and realized capital losses for tax purposes of approximately $755 and $668, respectively. At December 31, 2004, no deferred tax asset was recognized related to these losses as there were no existing temporary differences that would result in future capital gains nor were there any capital gains expected to occur.

        In 2005, the Mexican federal court approved the Mexican Operating Subsidiary's petition to utilize the $755 capital loss against operating income. Accordingly, a tax benefit of $226 million was recognized. The petition related to the loss of $668 has not been approved by the Mexican authorities, and accordingly, a deferred tax asset of $187 has not been recognized.

Deferred Income Tax

        Deferred tax assets and (liabilities) at December 31, 2004 and 2005 are summarized as follows:

		Year Ended December 31,
		2004	2005
Current net deferred tax assets consist of the following:
Facilities relocation restructuring	Americas	$22	$—
Accrued vacation	Americas	12	—
Property, plant and equipment	Americas	40	—
Research and development	Americas	2	—
Other	Americas	(6)	2
Property, plant and equipment	Europe	15	25
Net operating loss carryforward	Europe	35	14
Restructuring	Europe	16	12
Reserves	Europe	—	54
Other	Europe	26	22
Valuation allowance	Europe	(11)	(2)
Net operating loss carryforward	Asia & Africa	104	51
Reserves	Asia & Africa	28	14
Other	Asia & Africa	23	8

Total net current deferred tax assets		306	200

Noncurrent deferred tax assets consist of the following:
Employee benefit costs	Americas	326	434
Minimum pension liabilities	Americas	384	387
Net operating losses and alternative minimum tax	Americas	260	624
Property, plant and equipment	Americas	(562)	(1,360)
Net unfavorable contracts	Americas	—	163
Facilities relocation restructuring	Americas	—	106
Other	Americas	(69)	(24)
Valuation allowance	Americas	—	(48)
Net operating loss carryforward	Europe	118	106
Property, plant and equipment	Europe	431	486
Employee benefit costs	Europe	20	12
Reserves	Europe	9	3
Other	Europe	18	9
Valuation allowance	Europe	(168)	(113)
Property, plant and equipment	Asia & Africa	82	—
Other	Asia & Africa	6	—

Total net noncurrent deferred tax assets		855	785

Total net deferred tax assets		$1,161	$985

		Year Ended December 31,
		2004	2005
Current net deferred tax liabilities consists of the following:
Inventories	Americas	$(16)	$(236)
Accrued expenses	Americas	11	16
Employee benefit costs	Americas	—	9
Accrued vacation	Americas	—	41
Facilities relocation restructuring	Americas	—	44
Other	Americas	—	12
Reserves	Europe	(3)	(1)
Other	Europe	(25)	(1)

Total net current deferred tax liabilities		(33)	(116)

Noncurrent net deferred tax liabilities consists of the following:
Property, plant and equipment	Americas	(179)	(71)
Net operating loss carryforward	Americas	54	48
Inventories	Americas	(18)	—
Employee benefit costs	Americas	—	(5)
Other	Americas	11	—
Valuation allowance	Americas	(24)	—
Property, plant and equipment	Europe	(243)	(1,092)
Employee benefit costs	Europe	19	27
Reserves	Europe	(8)	3
Other	Europe	(23)	(12)
Property, plant and equipment	Asia & Africa	(661)	(573)
Net operating loss carryforward	Asia & Africa	97	70
Employee benefit costs	Asia & Africa	18	6
Reserves	Asia & Africa	2	(3)

Total net noncurrent deferred tax liabilities		(955)	(1,602)

Total net deferred tax liabilities		$(988)	$(1,718)

        At December 31, 2005, Mittal Steel had a valuation allowance of $163 ($203 as of December 31, 2004) to reduce its deferred tax assets to estimated realizable value. The valuation allowance relates to the deferred tax assets arising from tax loss carryforwards and capital loss carryforwards in France and U.S. as well as other temporary differences. In France, tax loss carryforwards and capital loss carryforwards have no expiration date. In addition, capital loss carryforwards can only be offset against capital gains. In U.S., tax loss carryforwards expire in varying amounts from 2006 through 2023. The utilization of tax loss carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses.

        At December 31, 2005, based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary timing differences are anticipated to reverse, management believes it is more likely than not that Mittal Steel will realize the benefits of these deductible differences, net of the valuation allowances. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

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

        Secondary Taxation on Companies ("STC") is a tax levied on South African companies at a rate of 12.5% of dividends distributed. STC is not included in the computation of current or deferred tax as these amounts are calculated at the statutory company tax rate on undistributed earnings. On declaration of a dividend, the South African Operating Subsidiary includes the tax of 12.5% in its computation of the income tax expense. If the South African Operating Subsidiary distributed all of its undistributed retained earnings, of which $1,337 and $1,954 in 2004 and 2005, respectively, would be subject to STC, additional taxes of $149 and $217 in 2004 and 2005, respectively, would be owed. STC on dividends declared in 2004 and 2005 were $29.7 and $29.8, respectively and are included in "Other Taxes" in the effective rate reconciliation.

        As provided in certain agreements related to acquisitions and capital investments undertaken by the Company, income from operating activities in certain countries is subject to reduced tax rates, or, in some cases is wholly exempt from taxes. Such arrangements expire over various fiscal years through 2011.

        The Kazakhstan Operating Subsidiary and the Government of Kazakhstan signed an agreement that fixed its corporate income tax payments for the years 2005 through 2009. The fixed corporate income tax payments are dependent upon the Kazakhstan Operating Subsidiary's completion of required capital investments by December 31, 2004, which was subsequently extended to December 31, 2006. As of December 31, 2005, the Company has incurred approximately $526 of the total $580 required capital investments.

        The Algerian Operating Subsidiaries are exempt from corporate tax for a period of 10 years commencing from October 2001 provided certain commitments are met as specified in note 16.

Tax Loss Carryforwards

        At December 31, 2005, the Company had total estimated net tax loss carryforwards of $2,382 which includes tax loss carryforwards of our US Operating Subsidiary net of limitation imposed by IRC Section 382.

        Such amount includes net operating losses of $1,674 primarily related to the U.S. and the Mexican Operating Subsidiaries which expire as follows:

Year Expiring
2006	$50
2007	63
2008	80
2009	51
2010	82
2011	42
2012	38
2013	44
2014	400
2015	38
2016	38
2017	38
2018	38
2019	38
2020	73
2021	298
2022	38
2023	225

        The remaining tax loss carryforwards of $708 are indefinite lived and are attributable to the Company's operations in France, Trinidad and Tobago and South Africa.

        Tax loss carryforwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. Dollar equivalent value of these tax loss carryforwards in future years.

NOTE 14: PROVISIONS AND ALLOWANCES

Provisions for environmental liabilities, asset retirement obligations and restructuring

	Balance at December 31, 2004	Additions charged to Income	Deductions/ Release	Acquisitions	Foreign currency exchange difference	Balance at December 31, 2005
Environmental (see note 17)	$199	$41	$(23)	$232	$(18)	$431
Asset retirement obligation	114	5	(13)	100	(8)	198
Restructuring	119	30	(56)	—	(8)	85

Total	$432	$76	$(92)	$332	$(34)	$714

Long-term liabilities	273					577
Current liabilities	159					137

	$432					$714

	Balance at December 31, 2003	Additions charged to Income	Deductions/ Release	Acquisitions	Foreign currency exchange difference	Balance at December 31, 2004
Environmental (see note 17)	$37	$9	$(2)	$150	$5	$199
Asset retirement obligation	47	8	—	59	—	114
Restructuring	1	12	(16)	96	26	119

Total	$85	$29	$(18)	$305	$31	$432

Employee termination cost

        Included in restructuring above is a liability for employee termination cost with regard to the Polish Operating Subsidiary. Prior to the acquisition of the controlling interest in Mittal Steel Poland, this company entered into a head-count reduction plan in order to comply with the Act on Restructuring of Polish Steel Industry dated August 12, 2001 and Protocol 8 of the Republic of Poland Accession Treaty to the European Union. As part of the acquisition of the controlling interest in Mittal Steel Poland, the Company agreed to provide certain entitlements for personnel whose employment with the Company will be terminated in conjunction with required restructuring plans. In total, the Company plans on terminating approximately 3,500 employees under the head-count reduction plan. The total cost expected to be incurred relating to this head-count reduction plan has been recorded at its present value as part of the Company's initial purchase price allocation of its acquisition of Mittal Steel Poland.

        The components of the accrued employee termination cost, of which $46 is included in accrued expenses and other liabilities and $26 (expected payment in 2007) is included in other long-term obligations, are as follows:

	2004	2005
Beginning balance at December 31	$84	$106
Cash payments	(12)	(52)
Reassessment	8	26
Foreign currency exchange	26	(8)

Balance at December 31	$106	$72

Valuation and Qualifying Accounts

	Balance at December 31, 2004	Additions charged to Income	Deductions/ Release	Acquisitions	Balance at December 31, 2005
Allowance for doubtful accounts	$267	$23	$(105)	$56	$241
Inventory obsolescence	244	58	(33)	—	269
Deferred tax valuation allowances	203	11	(71)	20	163
	Balance at December 31, 2003	Additions charged to Income	Deductions/ Release	Acquisitions	Balance at December 31, 2004
Allowance for doubtful accounts	$119	$13	$(24)	$159	$267
Inventory obsolescence	146	47	(15)	66	244
Deferred tax valuation allowances	470	—	(474)	207	203

NOTE 15: ACCRUED EXPENSES AND OTHER LIABILITIES

        Accrued expenses were comprised of the following at December 31:

	December 31,
	2004	2005
Accrued taxes payable	$598	$488
Accrued payroll and employee related expenses	447	471
Interest	54	89
Due to affiliates	121	121
Advances from customers	98	140
Operating costs	117	518
Others	872	834

Total	$2,307	$2,661

NOTE 16: COMMITMENTS

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

        Future minimum lease payments required under operating leases that have initial or remaining non-cancellable terms in excess of one year are as follows:

Year ending
2006	$51
2007	39
2008	34
2009	32
2010	25
Thereafter	100

Total minimum lease payments	$281

        Rent expense amounted to $27, $30 and $82 for the years ended December 31, 2003, 2004 and 2005, respectively.

        In the ordinary course of its business, the Company has guaranteed certain debts of its subsidiaries totaling $910. The Company has external guarantees to an amount of $260, which includes guarantees with respect to debts of joint ventures, I/N Kote and I/N Tek. At December 31, 2004 and 2005, Ispat Inland (now Mittal Steel USA) guaranteed $41 and $26, respectively, of long-term debt attributable to I/N Kote, one of its equity investments. Since Mittal Steel USA accounts for its investment in I/N Kote under the equity method, the debt, which matures on January 12, 2007, is not recorded in Mittal Steel USA's consolidated balance sheet. Mittal Steel USA's guarantee could be invoked in an event of defaults as defined in the provisions of the I/N Kote loan agreement. In addition to its 50% share of the remaining principal balance, Mittal Steel USA also guarantees any outstanding interest due, both of which bear interest at a rate equal to the higher of (1) the prescribed borrowing rate on the loan, or (2) the Bank's (Mizuho Corporate Bank Limited) prime rate, plus 2%. If Mittal Steel USA performed on its guarantee, it would continue to own its share of I/N Kote, subject to the security interest of the Bank in the assets of I/N Kote. The terms of the guarantee require Mittal Steel USA to maintain a minimum tangible net worth (as defined). Mittal Steel USA was in compliance with this test as of December 31, 2005. Mittal Steel Company NV has guaranteed 60% of the debt of I/N Tek (guaranteed amount of $72 at December 31, 2004 and $50 million at December 31, 2005)

        In the normal course of business, Mittal Steel enters into various long-term raw material supply contracts, which generally provide for the purchase prices to be negotiated annually based on market prices.

        On September 12, 2005, the Company announced that the Liberian Senate ratified the Mining Development Agreement the Company entered into with the Government of Liberia. Under this agreement, the Company expects to have access to iron ore reserves in Western Liberia and anticipates the project to cost approximately $900 for the development of the mines, related railway and port infrastructure, as well as community development. The Company expects shipments of iron ore to commence in 2007.

Mittal Steel USA

        In 1998, Mittal Steel USA entered into an agreement (the "Agreement") with the PBGC to provide certain financial assurances with respect to the Company's Pension Plan. The Company granted the PBGC a first priority lien on selected assets in the year 2003. Mittal Steel USA agreed to make contributions to its Pension Plan of $160 over the next two years and 50% of excess cash flows ($147 for 2004 was paid in 2005) as defined in the Agreement. Under the Agreement, Ispat Inland contributed $50 in 2003, $83 in 2004, $28 in 2005, and has no required contributions for 2006. Additionally, the Company pledged $160 of non-interest bearing First Mortgage Bonds to the PBGC as security until the remaining $110 has been contributed to the Pension Plan and certain tests have been met. This commitment is since fulfilled.

        In 1993, Mittal Steel USA established a partnership, PCI Associates, with a subsidiary of NiSource Inc. to lease from General Electric Capital Corporation equipment located at Indiana Harbor East for the injection of pulverized coal into the blast furnaces. The lease runs until 2011. In 2003, NiSource sold its portion of PCI Associates to Primary Energy Steel LLC. Mittal Steel USA has certain responsibilities upon the failure of PCI Associates to pay certain amounts due, to perform certain duties under the PCI lease, or the insolvency of Primary Energy Steel LLC. So long as Mittal Steel USA is the operator of the facility, it is required to reimburse the lessor for certain amounts due or to perform such actions under the lease relating to its operations. The guaranteed amounts and duties do not pertain to the base rents due under the lease, which are the responsibility of Primary Energy Steel LLC. Mittal Steel USA could be responsible for the percentage of the liabilities, costs or expenses associated with specified misrepresentations or covenant breaches, discounted at 10%, but it cannot reasonably estimate the amounts which could be due under this guarantee. However, it is not likely that resulting payment obligations in connection with any such arrangements could materially affect our financial position or results of operations. Mittal Steel USA has not recognized any liability associated with this guarantee.

        Cleveland-Cliffs Inc. has a contract to supply Mittal Steel USA's requirements for iron ore pellets through 2016 for its Cleveland and Indiana Harbor West facilities. This agreement will renew on an annual basis after 2016, unless either party gives at least two years' advance notice of termination. The agreement specifies product quality requirements and provides Mittal Steel USA with the right to negotiate price adjustments or to refuse to accept shipments of products in some circumstances. The prices paid for iron ore pellets under the agreement is subject to annual adjustments for changes in certain price indices and selling prices for certain steel products. With ISG's acquisition of Weirton, Mittal Steel USA assumed Weirton's agreement with Cleveland-Cliffs Inc. and agreed to certain amendments as part of the assignment. Cleveland-Cliffs Inc. supplied a portion of Weirton's pellet requirements in 2004 and 2005 and for the period 2006 to 2018 the contract provides that Cleveland-Cliffs Inc. will supply a tonnage amount equal to total annual iron ore pellet tonnage requirements, with a minimum annual purchase obligation of 2 million tons per year required for consumption in Weirton's iron and steel making facilities in any year. The other terms of the agreement are generally similar to other iron ore pellet contracts with Cleveland-Cliffs Inc. but only require a one year advance notice of termination. United States Steel Corporation also supplied a portion of the requirements for iron ore pellets at the Weirton facility in 2004 and 2005.

        Late in 2005, Mittal Steel announced the indefinite idling of the blast furnaces at the Weirton facility and also entered into discussions with Cleveland-Cliffs about the Weirton arrangement and significant volume and pricing issues under all of its contracts with Cleveland-Cliffs. Mittal Steel cannot determine at this time whether these discussions will result in a negotiated resolution of the issues.

        Mittal Steel USA has purchase commitments for gas and other minerals to an amount of $7,168, with firm commitments of between $600 and $1,100 per year through 2034.

Mittal Steel Point Lisas

        Mittal Steel Point Lisas has purchase commitments for gas and other minerals of $539.

        Pursuant to its agreement with ISCOTT and the Government of Trinidad and Tobago made on December 30, 1994, the Company was required to offer new shares representing 40% of Mittal Steel Point Lisas' total issued share capital in a public offering to Trinidad and Tobago nationals and locally controlled corporations by June 30, 1998. The agreement also provides that such offering must be made at a fair price and on such other terms to be negotiated, and in default of agreement, by the Trinidad and Tobago Stock Exchange (TTSE). The Government extended the deadline to make the offering in the second half of 2000 and has also agreed in principle, as an alternative arrangement, to allow the shares of Mittal Steel to be listed and offered on the TTSE. The Company is currently working with the Government to resolve the requirement.

Mittal Canada

        Mittal Canada has purchase commitments for gas and other minerals of $232.

Mittal Steel Poland

        Mittal Steel Poland has commitments towards the purchase of coal of $596.

Mittal Steel Duisburg

        In February 2005 Mittal Steel Duisburg signed an agreement with ThyssenKrupp Stahl AG for the purchase of between 1.3 - 1.5 million tonnes of pig iron each year for a 20 year term commencing October 2007.

Mittal Steel Annaba and Mittal Steel Tebessa

        The Company has committed to invest $140 at Mittal Steel Annaba over a ten year period commencing October 2001 of which $80 shall be invested in the first five years of operations to attain shipping levels of 1.2 million metric tons per year. Mittal Steel Annaba has spent $72 through December 31, 2005. Mittal Steel Annaba has committed to complete and realize the industrial pollution control program estimated to cost up to $25 over a ten-year period commencing October 2001 for which Mittal Steel Annaba has spent $4 through December 31, 2005. The Company also committed to invest $30 at Mittal Steel Tebessa over a ten-year period commencing October 2001, $20 of which is to be invested in the first five years of operations. The Company has spent $16 through December 31, 2005 towards this commitment.

Mittal Steel Galati

        The Company has committed to invest $175 (including $25 for environmental protection) to finance part of the total capital expenditure commitment of $351 (including $76 for environmental protection) at Mittal Steel Galati over a ten year period ending in 2011. The amount committed to be spent is $55 and $44 for the years ending December 31, 2005 and 2006, respectively and thereafter $20 every year from sixth to tenth year. Mittal Steel Galati has spent $366 and the Company has invested $60 in Mittal Steel Galati through December 31, 2005. The Company is committed to spend $34 towards the environmental obligations as December 31, 2005. Mittal Steel Galati is committed to contribute $5 per year to provide certain employees facilities.

Mittal Steel Hunedoara, Mittal Steel Iasi and Mittal Steel Roman

        The Company has committed to spend $57 in aggregate on capital expenditures, of which $53 remains outstanding as of December 31, 2005.

Mittal Steel Ostrava

        Mittal Steel Ostrava has committed to invest $243, including $20 for environmental investment, from 2003 to 2012. The majority of the investments are required to be made by 2007. Mittal Steel Ostrava has spent $103 up to December 31, 2005 towards this commitment.

Mittal Steel Poland

        The sale of Mittal Steel Poland by the government of Poland was part of an initiative to restructure the Polish steel industry. Pursuant to the acquisition agreement, the Company committed to make capital expenditures of $587 through December 2009, as well as to comply with the restructuring plan that the government of Poland agreed with the European Commission as part of the European Union accession process, including the shutdown of some rolling and finishing facilities and minimum employment levels. Through December 31, 2005, Mittal Steel Poland has spent $91 towards this commitment.

        Mittal Steel Poland's Krakow unit (previously an independent legal entity owned by the State Treasury of Poland) entered into a composition agreement with its trade creditors (approved by the court in 2002). Outstanding balances are to be paid in installments without interest and 40% of the liability to be waived upon completion of all payments. The last installment is due in 2007. If Mittal Steel Poland fails to pay installments according to the agreed schedule, the portion waived ($82) would become due with interest for the period from the date the composition agreement was approved through the date of payment. Mittal Steel Poland was in compliance with these repayment obligations as of December 31, 2005.

        Mittal Steel Poland applied to the Polish government for restructuring of public debts due to various government institutions. The agreement was made according to specified government aid programs for the steel industry and other entities important for the labor market in Poland. According to the agreement, outstanding balances due were to be paid in instalments without interest. The last installment is due in 2010. If Mittal Steel Poland fails to pay installments according to agreed schedules, interest for the entire period following approval of the agreement would become due. Mittal Steel Poland was in compliance with these repayment obligations as of December 31, 2005.

Mittal Steel Zenica

        The Company has committed to invest $135 (including environmental protection) at Mittal Steel Zenica over a ten-year period ending in 2014. The amount committed to be spent is $65 over the first three years, $35 over the next three years and $35 over the final four years. Mittal Steel Zenica has spent $nil through December 31, 2005.

Mittal Steel Temirtau

        On December 26, 2001, Mittal Steel Temirtau had signed a contract with the Committee on Investments of the Ministry of Foreign Affairs of the Republic of Kazakhstan. Under this contract the Company, subject to market conditions, is required to invest in projects totaling $580 through 2006. The Company has invested $526 through December 31, 2005. Other capital commitments outstanding against major contracts as of December 31, 2005 totaled $28.

Mittal Steel South Africa

        Mittal Steel South Africa has capital equipment purchase commitments for amounts authorized and orders placed of $116 as of December 31, 2005.

Mittal Steel Kryviy Rih

        The Company has committed to fulfill the privatization plan and the Post-Privatization Development Concept of Mittal Steel Kryviy Rih. Mittal Steel Kryviy Rih has committed to invest $500 from 2006 to 2010.

NOTE 17: CONTINGENCIES

        The Company is party to a number of legal proceedings arising in the ordinary course of business. The Company does not believe that the adverse determination of any such pending litigation, either individually or in the aggregate, will have a material adverse effect on its business, financial condition, results of operations, or cash flows. Where these actions are being contested their outcome is not predictable with assurance.

Environmental Liabilities

        The Company's operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and Operating Subsidiaries. Previous owners of the Company's facilities expended in the past, and the Company expects to expend in the future, substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. The Company believes that these environmental expenditures are not projected to have a material adverse effect on the Company's consolidated financial position or on the Company's competitive position with respect to other steelmakers subject to the same environmental requirements.

Mittal Steel USA

        Under the Resource Conservation and Recovery Act (RCRA) and similar U.S. state programs, the owners of certain facilities that manage hazardous wastes are required to investigate and, if appropriate, remediate historic environmental contamination found at such facilities. All of Mittal Steel USA's major operating and inactive facilities are or may be subject to a corrective action program or other laws and regulations relating to environmental remediation, including projects relating to the reclamation of industrial properties, also known as brownfield projects.

        The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, also known as Superfund, and analogous state laws can impose liability for the entire cost of cleanup at a site upon current or former site owners or operators or parties who sent hazardous materials to the site, regardless of fault or the lawfulness of the activity that caused the contamination. Mittal Steel USA is a potentially responsible party at several state and federal Superfund sites. Mittal Steel USA could incur additional costs or liabilities at these sites based on new information, if additional cleanup is required, private parties sue for personal injury or property damage, or other responsible parties sue for reimbursement of costs incurred to clean up sites. Mittal Steel USA could also be named a potentially responsible party at other sites if its hazardous materials or those of its predecessor were disposed of at a site that later becomes a Superfund site.

        In 1990, Mittal Steel USA's Indiana Harbor (East) facility was party to a lawsuit filed by the EPA under the RCRA. In 1993, Mittal Steel USA entered into the EPA Consent Decree, which, among other things, requires facility wide RCRA corrective action and Indiana Harbor Ship Canal sediment assessment and remediation. At December 31, 2005, Mittal Steel USA's reserves for environmental liabilities included $16 for RCRA Corrective Action, and $23 for sediment remediation. As of December 31, 2005, it is not possible to accurately predict, beyond the currently established reserve, the amount of potential environmental liabilities for Mittal Steel USA's Indiana Harbor (East) facility.

        Mittal Steel USA's properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility wide RCRA Corrective Action. The Order, entered into by former owner Bethlehem Steel in 1990, requires Mittal Steel USA to perform a Remedial Facilities Investigation (RFI), Corrective Measures Study, complete Corrective Measures and perform any required Post Remedial Activities. As required by the order, the RFI was completed and submitted to EPA, and the New York State Department of Environmental Conservation (NYDEC), for approval on December 17, 2004. In addition, NYDEC and Mittal Steel USA executed an Order on Consent on November 26, 2004 to perform Interim Corrective Measures at a former benzol storage tank area. Mittal Steel USA has reserved approximately $66 for the undiscounted future cost of performing anticipated remediation and post remediation activities over a period of 15 years or more. The estimate is based on the extent of soil and groundwater contamination identified by the RFI and likely remedial alternative, including excavation and consolidation of containments in an on-site landfill and continuation of a benzol groundwater pump and treat system.

        Mittal Steel USA's Sparrow Point, Maryland facility, former owner Bethlehem Steel, the EPA and the Maryland Department of the Environment agreed to a phased RFI as part of a comprehensive multimedia pollution Consent Decree. The Consent Decree was entered by the U.S. District Court for Maryland on October 8, 1997. Mittal Steel USA has assumed Bethlehem's ongoing obligations under the Consent Decree. The Consent Decree requires Mittal Steel USA to address compliance, closure and postclosure care matters and implement corrective measures associated with two onsite landfills, performa site-wide investigation required by Section 3008(h) of RCRA, continue the operation and maintenance of a remediation system at an idle rod and wire mill, and address several pollution prevention items. The potential costs, as well as the time frame for the complete implementation of possible remediation activities at Sparrows Point, cannot be reasonably estimated until more of the investigations required by the decree have been completed and the data analyzed. Notwithstanding the above, it is probable, based on currently available data, that remediation will be required at the former coke plant. In addition, pursuant to the order of the U.S. District Court for Maryland, Mittal Steel USA must also implement corrective measures at the Gray's Landfill and Coke Point Landfill and post-closure care at the former Rod and Wire Mill Area. The total undiscounted environmental reserve for these related matters is approximately $42 and has been recorded in the consolidated balance sheet at December 31, 2005.

        Mittal Steel USA is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in southwestern Pennsylvania. Mittal Steel USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (PaDEP) in May 2003 addressing the transfer of required permits from Bethlehem to Mittal Steel USA and providing financial assurance for long-term operation and maintenance of the wastewater treatment facilities associated with these mines. As required by this Consent Order and Agreement, Mittal Steel USA submitted an Operational Improvement Plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required Mittal Steel USA to propose a long-term financial assurance mechanism. PaDEP approved cost reduction plan. On May 9, 2004, Mittal Steel USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. Mittal Steel USA expects to fund the treatment trust over a period of up to ten years at a current target value of about $20. Until the improvements are made and the treatment trust is fully funded. Mittal Steel USA accrued $20 and we expect to spend about $1 to $2 per year for the operation of treatment plants for acid mine drainage from these closed mines. After the treatment trust is fully funded, the treatment trust will then be utilized to fund the cost of treatment of acid mine drainage. Although remote, Mittal Steel USA could be required to make up any deficiency in the treatment trust in the future.

        Mittal Steel USA is subject to a variety of permitting requirements under the Clean Air Act that restricts the type and amount of air pollutants that may be emitted from regulated emission sources. On February 28, 2003, the U.S. EPA issued a final rule to reduce hazardous air pollutant (HAP) emissions from integrated iron and steel manufacturing facilities. The final rule will require affected facilities to meet standards reflecting the application of maximum achievable control technology (MACT) standards. Many of Mittal Steel USA's facilities are subject to the new MACT standards, and compliance with such standards will be required starting in May 20, 2006. Mittal Steel USA anticipates installing controls at facilities to comply with the new MACT standards with capital expenditures of about $145 through 2007.

        Mittal Steel USA's facilities are also subject to a variety of permitting requirements under the Clean Water Act, which restricts the type and amount of pollutants that may be discharged from regulatory sources into receiving bodies of waters, such as rivers, lakes and oceans. On October 17, 2002, the U.S. EPA issued regulations that require existing wastewater dischargers to comply with new effluent limitations. Several of Mittal Steel USA's facilities are subject to the new regulations, and compliance with such regulations will be required as new discharge permits are issued for continued operation.

        Mittal Steel USA anticipates spending approximately $110 over the next 40 years, including $11 during 2006, to address the removal and disposal of PCB equipment and asbestos material encountered during the operation of our facilities.

        Mittal Steel USA expects to spend about $60 in 2006 and an average of about $40 per year for capital expenditures from 2007 through 2010 to meet environmental standards.

Other Subsidiaries

        Environmental remediation for periods prior to the privatizations of the Company's Operating Subsidiaries in the Czech Republic, Romania and Algeria are borne by the local governments in those countries. Environmental remediation relating to periods subsequent to the privatizations has been complied with, and accordingly there are no remediation liabilities for which the Company is responsible at December 31, 2005. The liability primarily relates to environmental remediation costs recognized (a) fully in terms of decommissioned facilities, and (b) pro-rated costs for facilities to be decommissioned in the future in terms of site-specific holistic environmental master plans developed in consultation with external consultants taking into consideration the appropriate statutory regulations.

Legal Claims

Mittal Steel USA

        In January 2005, Indiana Harbor (East) received a third party complaint by Alcoa Incorporated alleging that Indiana Harbor (East) is liable as successor to the interests of Hillside Mining Co., or Hillside, a company that Indiana Harbor (East) acquired in 1943, operated until the late 1940s and then sold the assets of in the early 1950s. It is alleged in the complaint that since Hillside was operating in the area at the same time as Alcoa, if Alcoa is found to be liable in the original suit that was filed against it by approximately 340 individuals who live in the Rosiclare area of southern Illinois, then Indiana Harbor (East) should also be found liable, and there should be an allocation to Indiana Harbor (East) of the amount that would be owed to the original plaintiffs. Those original plaintiffs are alleging that the mining and processing operations allowed the release of fluorspar, manganese, lead and other heavy metal contaminants, causing unspecified personal injury and property damage. Indiana Harbor (East) has also been identified as a potentially responsible party by the Illinois Environmental Protection Agency in connection with this matter, which is currently requesting that Indiana Harbor (East) and other potentially responsible parties conduct Site Investigations of certain Areas of Concern. Until such time as this matter is further developed, management is not able to estimate reasonably possible losses, or a range of such losses, the amounts of which may be material in relation to Mittal Steel's financial position, results of operations and cash flows. Indiana Harbor (East) intends to defend itself fully in these matters.

        Mittal Steel USA and an independent, unaffiliated producer of raw materials are parties to a long-term supply agreement under which Ispat Inland was obligated to fund an escrow account to indemnify said producer of raw materials for the continuing availability of certain tax credits, which credits extend until January 1, 2008. No contributions to the escrow account are required at this time as Mittal Steel USA believes the likelihood of the specific contingency occurring is remote. If there is any loss, disallowance or reduction in the allowable tax credits applicable to the raw materials previously sold to Ispat Inland, Mittal Steel USA will be required to repay the producer the amount by which the cost of the raw materials was decreased as a result of such tax credits, subject to certain adjustments, plus interest. As of December 31, 2005, the cumulative cost reduction due to such tax credits totalled $213.

Mittal Canada

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

Tréfileurope

        In late 2002, three subsidiaries of Mittal Steel (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.), along with other European manufacturers of pre-stressed wire and strands steel products, received notice from the European Commission that it was conducting an investigation into possible anti-competitive practices by these companies. Mittal Steel and its subsidiaries are cooperating fully with the European Commission in this investigation. The European Commission can impose fines (up to a maximum of 10% of annual revenues) for breaches of EU competition law. Mittal Steel is currently unable to assess the ultimate outcome of the proceedings before the European Commission or the amount of any fines that may result. As the alleged anti-competitive activities would have taken place in large part prior to the acquisition of the subsidiaries, Mittal Steel has notified the previous owners that it will seek indemnification for costs resulting from the investigation.

Mittal Steel Galati

        Sidex International Plc. ("SIP"), a joint venture that Mittal Steel Galati formed in 1997 with Balli Steel Plc, in 2002 raised a claim of approximately $48 for alleged non-delivery of steel by Mittal Steel Galati from 1998 onwards as well as interest, damages and costs. Mittal Steel Galati disputed this claim and brought a counterclaim for non-payment by SIP plus damages, interest and costs, in total exceeding the amount of the claim raised by SIP. An arbitration tribunal made an award in favor of SIP for $25 plus interest in September 2005. In February 2006 the sum of $37, including accrued interest, was paid in full. Mittal Steel has an indemnity from a third party in this matter.

        The Competition Council of Romania has commenced investigations against Mittal Steel Galati on certain commercial practices. The Company is cooperating fully with the authorities but cannot at present determine the outcome or estimate the amount or range of a potential fine that may be imposed on Mittal Steel Galati. No amount has been provided as of December 31, 2005.

Mittal Steel Roman & Mittal Steel Iasi

        In June 2005 the Competition Council of Romania had begun an investigation concerning state aid received by Mittal Steel Roman and Mittal Steel Iasi in connection with their respective privatizations. Since the Company cannot determine the outcome of this investigation or estimate the amount or range of a potential recovery order that may be imposed, no amount has been provided as of December 31, 2005.

Mittal Steel Ostrava

        Since 2001, Mittal Steel Ostrava (MSO) has been involved in a dispute with Kaiser Netherlands B.V. ("Kaiser"), the contractor for phase 1 of a mini-mill works project (rolling mill P1500), and its parent company, Kaiser Group International. Under the terms of the turn-key engineering and construction contract, a maximum of three performance tests were required to ensure that the mini-mill met contract mandated quality and quantity standards. Although the mini-mill failed the first performance tests, Kaiser contends MSO owes various costs incurred by Kaiser in relation to the construction of the mini-mill. The dispute has not been resolved and Kaiser has commenced legal action against MSO. Until recently, the primary legal venue for this matter has been the United States Bankruptcy Court for the District of Delaware, where Kaiser Group International is currently going through bankruptcy reorganization.

        The Delaware bankruptcy court has previously ruled that Kaiser Group International, as opposed to Kaiser, could proceed with prosecution of its specific claims against MSO in the Delaware bankruptcy court venue. MSO appealed this ruling, and during the first quarter of 2004, the Delaware bankruptcy court's decision was overturned by the United States District Court for the District of Delaware, which ruled that the proceedings should be stayed pending the completion of international arbitration proceedings. On January 6, 2004, Kaiser filed arbitration claims against MSO in the amount of $51 with the International Court of Arbitration in Paris. The sum claimed was revised to $67 in November 2004 to include interest and additional costs.

        The Company vigorously disputes this claim and has submitted a $50 counterclaim against Kaiser in these same arbitration proceedings. At December 31, 2005, the Company has provided for a reserve of $31 with respect to this matter, a sum equal to the amount MSO withdrew from the performance letter of credit posted by Kaiser as well as retention fee payments claimed by Kaiser. As the Company cannot estimate the amount or range of any additional potential loss that may be incurred by MSO, no additional amount has been provided as of December 31, 2005.

Mittal Steel South Africa

        Mittal Steel South Africa is involved in a dispute with Harmony Gold, Cadac (Pty) Ltd., Barnes Group of Companies and others alleging that Mittal Steel South Africa is in violation of the Competition Act. Any adverse decision by the Competition Commission or Competition Tribunal in the Republic of South Africa would impact the pricing formulas used by Mittal Steel South Africa and may result in a fine not exceeding 10% of sales of Mittal Steel South Africa. A trial date has been fixed for March 2006. As the Company cannot determine the outcome of this matter or estimate the amount of potential loss that may be incurred by Mittal Steel South Africa, no amount has been provided as of December 31, 2005.

        Mittal Steel South Africa is involved in a dispute with the South African Revenue Services in respect of the tax treatment of the first Business Assistance Agreement (BAA) payments of $97 in 2003 and $116 in 2004. An independent legal opinion has been obtained supporting the Companies taxation treatment of the payments. As the Companies cannot determine the outcome of this matter or estimate the amount or range of potential loss that may be incurred by Mittal Steel South Africa, no amount has been provided as of December 31, 2005.

Other contingencies

        Other contingent liabilities arise periodically in the normal course of business. In the opinion of management, any such unrecognized matters that are reasonably possible at December 31, 2005, would not have a material effect on our financial position, results of operations or cash flows.

NOTE 18: SEGMENT AND GEOGRAPHIC INFORMATION

        The management considers the Company's steel operation to be a single business segment.

        As the Company has no operations in its home country of the Netherlands, all of its sales are considered to be foreign sales. Annual sales to any individual customer did not exceed 10% of total sales in any of the periods presented.

        Information with respect to the Company's operations in different geographic areas is as follows:

	Americas	Europe	Asia & Africa	Others & eliminations	Consolidated
December 31, 2003
Sales	$4,072	$3,800	$2,275	$(580)	$9,567
Operating income	136	317	707	139	1,299
Depreciation	165	116	84	(34)	331
Capital expenditures	142	131	222	(74)	421
Total assets as of December 31, 2003	5,264	4,185	3,173	(2,485)	10,137
December 31, 2004
Sales	6,560	9,905	7,648	(1,916)	22,197
Operating income	1,583	1,965	2,399	199	6,146
Depreciation	185	297	212	(141)	553
Capital expenditures	130	289	560	(81)	898
Total assets as of December 31, 2004	6,479	11,247	7,246	(5,819)	19,153
December 31, 2005
Sales	12,467	9,762	7,683	(1,780)	28,132
Operating income	1,423	976	2,265	82	4,746
Depreciation	341	260	228	—	829
Capital expenditures	335	390	456	—	1,181
Total assets as of December 31, 2005	12,716	16,648	7,339	(5,661)	31, 042

        Information concerning certain countries was as follows:

	Sales for the Year Ended December 31			Long-lived Assets(1) As of December 31
	2003	2004	2005	2004	2005
Americas
United States	$2,223	$3,158	$9,186	$1,689	5,780
Mexico	872	1,509	1,551	472	472
Other	977	1,893	1,730	630	599

Total Americas	4,072	6,560	12,467	2,791	6,851
Europe
Romania	1,216	2,087	2,192	360	427
Czech Republic	1,162	2,070	1,913	873	742
Poland	—	3,563	3,118	2,237	2,025
Other	1,422	2,185	2,539	724	4,764

Total Europe	3,800	9,905	9,762	4,194	7,958
Asia & Africa
Kazakhstan	1,189	1,381	1,405	1,018	1,136
South Africa	—	3,602	3,794	1,860	1,706
Other	1,086	2,665	2,484	330	282

Total Asia & Africa	2,275	7,648	7,683	3,208	3,124
Eliminations(2)	(580)	(1,916)	(1,780)	(2,631)	(2,394)

Total	$9,567	$22,197	$28,132	$7,562	$15,539

(1)
Consists of property, plant and equipment, net of accumulated depreciation.

(2)
Eliminations relate to inter-region.

NOTE 19: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

        On March 9, 2004, Ispat Inland ULC, a wholly owned limited purpose finance subsidiary issued Senior Secured Notes (see note 9). The notes are secured by a pledge of $800 of Mittal Steel USA's First Mortgage Bonds, and are jointly, severally, fully and unconditionally guaranteed by Mittal Steel and certain of its existing and future subsidiaries.

        Presented below is condensed consolidating financial information as required by Rule 3-10 of Regulation S-X related to these notes for the following:

  —Mittal Steel on a parent company only basis;
  —Ispat Inland ULC, the issuer;
  —Mittal Steel's guarantor subsidiaries on a combined basis;
  —Mittal Steel's non-guarantor subsidiaries on a combined basis;
  —Mittal Steel consolidating adjustments; and
  —Mittal Steel and subsidiaries consolidated.

Condensed consolidating statements of income for the year ended December 31, 2003

	Mittal Steel— Parent Company	Ispat Inland ULC-Issuer Subsidiary(1)	Mittal Steel— Guarantor Subsidiaries	Mittal Steel— Non-guarantor Subsidiaries	Mittal Steel— Consolidating Adjustments	Mittal Steel— Consolidated
Sales	$—	$—	$2,107	$8,289	$(829)	$9,567
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	—	2,092	6,273	(797)	7,568
Depreciation	—	—	97	234	—	331
Selling, general and administrative	14	—	32	355	(32)	369

Operating income (loss)	(14)	—	(114)	1,427	—	1,299
Other income (expense)—net	18	—	8	65	(21)	70
Income from equity method investments	1,188	—	—	162	(1,188)	162
Financing costs:
Net interest income (expense)	(10)	—	(61)	(104)	—	(175)
Net gain (loss) from foreign exchange	—	—	—	97	(53)	44

Income (loss) before taxes	1,182	—	(167)	1,647	(1,262)	1,400
Income tax (benefit) expense:
Current	—	—	8	35	—	43
Deferred	—	—	(41)	199	(17)	141

Net income (loss) before minority interest and cumulative effect of change in accounting principle	1,182	—	(134)	1,413	(1,245)	1,216
Minority Interest	—	—	—	(35)	—	(35)
Cumulative effect of change in accounting principle	—	—	(2)	3	—	1

Net income (loss)	$1,182	$—	$(136)	$1,381	$(1,245)	$1,182

(1)
No results appear for Ispat Inland ULC for the year ended December 31, 2003 as it was incorporated during 2004 for the purpose of issuing the $800 senior secured notes

Condensed consolidating statements of comprehensive income for the year ended December 31, 2003

	Mittal Steel— Parent Company	Ispat Inland ULC-Issuer Subsidiary(1)	Mittal Steel— Guarantor Subsidiaries	Mittal Steel— Non-guarantor Subsidiaries	Mittal Steel— Consolidating Adjustments	Mittal Steel— Consolidated
Net income	$1,182	$—	$(136)	$1,381	$(1,245)	$1,182
Other comprehensive income (loss)	109	—	(79)	206	(127)	109

Comprehensive income	$1,291	$—	$(215)	$1,587	$(1,372)	$1,291

(1)
No results appear for Ispat Inland ULC for the year ended December 31, 2003 as it was incorporated during 2004 for the purpose of issuing the $800 senior secured notes

Condensed consolidating statements of cash flows for the year ended December 31, 2003

	Mittal Steel— Parent Company	Ispat Inland ULC-Issuer Subsidiary(1)	Mittal Steel— Guarantor Subsidiaries	Mittal Steel— Non-guarantor Subsidiaries	Mittal Steel— Consolidating Adjustments	Mittal Steel— Consolidated
Net cash provided by operating activities	$1,054	$—	$74	$1,522	$(1,212)	$1,438

Investing activities:
Purchases of property, plant and equipment	—	—	(111)	(310)	—	(421)
Proceeds from sale of assets and investment including affiliates and joint ventures	—	—	—	5	—	5
Investment in affiliates and joint ventures	(1,116)	—	(98)	(170)	1,104	(280)
Restricted cash	—	—	—	(118)	—	(118)

Net cash provided by (used in) investing activities	(1,116)	—	(209)	(593)	1,104	(814)

Financing activities:
Proceeds from payable to banks	—	—	973	2,658	15	3,646
Proceeds from long-term debt	71	—	25	66	(110)	52
Proceeds from long-term debt payable to affiliated	—	—	61	(149)	182	94
Payments of payable to banks	—	—	(886)	(2,750)	—	(3,636)
Payments of long-term debt payable to unrelated parties	—	—	(13)	(208)	(5)	(226)
Payments of long-term debt payable to affiliated	—	—	(10)	(43)	13	(40)
Purchase of treasury stock	(8)	—	—	—	—	(8)
Capital contribution	—	—	—	(4)	4	—
Dividends	—	—	(16)	(187)	39	(164)
Issue of share capital—net	—	—	—	28	(28)	—

Net cash provided by (used in) financing activities	63	—	134	(589)	110	(282)

Net increase (decrease) in cash and cash equivalents	1	—	(1)	340	2	342
Effect of exchange rate changes on cash	—	—	—	23	—	23
Cash and cash equivalents:
At the beginning of the year	—	—	3	392	—	395

At the end of the year	$1	$—	$2	$755	$2	$760

(1)
No results appear for Ispat Inland ULC for the year ended December 31, 2003 as it was incorporated during 2004 for the purpose of issuing the $800 senior secured notes

Condensed consolidating statements of income for the year ended December 31, 2004

	Mittal Steel— Parent Company	Ispat Inland ULC-Issuer Subsidiary	Mittal Steel— Guarantor Subsidiaries	Mittal Steel— Non-guarantor Subsidiaries	Mittal Steel— Consolidating Adjustments	Mittal Steel— Consolidated
Sales	$—	$—	$3,158	$19,292	$(253)	$22,197
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	—	2,563	12,341	(210)	14,694
Depreciation	—	3	108	442	—	553
Selling, general and administrative	38	—	39	767	(40)	804

Operating income	(38)	(3)	448	5,742	(3)	6,146
Other income (expense)—net	24	(22)	6	434	(314)	128
Income form equity method investments	4,720	—	2	64	(4,720)	66
Financing costs:
Net interest income (expense)	(5)	(3)	(98)	(81)	—	(187)
Net gain (loss) from foreign exchange	—	—	—	(40)	20	(20)

Income before taxes	4,701	(28)	358	6,119	(5,017)	6,133
Income tax (benefit) expense:
Current	—	—	—	731	—	731
Deferred	—	—	148	(65)	3	86

Net income (loss) before minority interest	4,701	(28)	210	5,453	(5,020)	5,316
Minority Interest	—	—	—	(615)	—	(615)

Net income (loss)	$4,701	$(28)	$210	$4,838	$(5,020)	$4,701

Condensed consolidating statements of comprehensive income for the year ended December 31, 2004

	Mittal Steel— Parent Company	Ispat Inland ULC-Issuer Subsidiary	Mittal Steel— Guarantor Subsidiaries	Mittal Steel— Non-guarantor Subsidiaries	Mittal Steel— Consolidating Adjustments	Mittal Steel— Consolidated
Net income	$4,701	$(28)	$210	$4,838	$(5,020)	$4,701
Other comprehensive income (loss)	1,014	—	12	1,068	(1,080)	1,014

Comprehensive income	$5,715	$(28)	$222	$5,906	$(6,100)	$5,715

Condensed consolidating balance sheets as of December 31, 2004

	Mittal Steel— Parent Company	Ispat Inland ULC—Issuer Subsidiary	Mittal Steel— Guarantor Subsidiaries	Mittal Steel— Non-guarantor Subsidiaries	Mittal Steel— Consolidating Adjustments	Mittal Steel— Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$12	$—	$42	$2,437	$4	$2,495
Restricted cash	—	—	—	138	—	138
Short-term investments	—	—	—	1	—	1
Trade accounts receivable	—	—	77	1,934	(5)	2,006
Inventories	—	—	602	3,455	(44)	4,013
Other current assets	408	—	86	1,840	(1,362)	972

Total current assets	420	—	807	9,805	(1,407)	9,625
Property, plant and equipment—net	—	—	1,689	5,873	—	7,562
Investments in affiliates	6,248	—	454	11,708	(17,743)	667
Other assets	143	564	385	1,541	(1,334)	1,299

Total assets	$6,811	$564	$3,335	$28,927	$(20,484)	$19,153

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Payable to banks and current portion of long-term debt	$—	$—	$—	$341	$—	$341
Trade accounts payable	—	—	202	1,697	—	1,899
Accrued expenses and other current liabilities	965	23	376	3,988	(1,362)	3,990

Total current liabilities	965	23	578	6,026	(1,362)	6,230
Long-term debt	—	569	1,013	1,001	(944)	1,639
Deferred employee benefits	—	—	1,508	423	—	1,931
Other long-term obligations	—	—	56	1,708	—	1,764

Total liabilities	965	592	3,155	9,158	(2,306)	11,564

Minority Interest	—	—	—	1,743	—	1,743
Shareholders' equity	5,846	(28)	180	18,026	(18,178)	5,846

Total liabilities and shareholders' equity	$6,811	$564	$3,335	$28,927	$(20,484)	$19,153

Condensed consolidating statements of cash flows for the year ended December 31, 2004

	Mittal Steel— Parent Company	Ispat Inland ULC—Issuer Subsidiary	Mittal Steel— Guarantor Subsidiaries	Mittal Steel— Non-guarantor Subsidiaries	Mittal Steel— Consolidating Adjustments	Mittal Steel— Consolidated
Net cash provided by operating activities	$232	$(23)	$60	$5,255	$(913)	$4,611

Investing activities:
Purchases of property, plant and equipment	—	—	(40)	(858)	—	(898)
Proceeds from sale of assets and investment including affiliates and joint ventures	—	—	1	82	—	83
Investment in affiliates and joint ventures	(93)	—	36	(4,723)	4,814	34
Restricted cash	—	—	—	2	—	2
Other investing activities	—	(545)	(23)	60	486	(22)

Net cash provided by (used in) investing activities	(93)	(545)	(26)	(5,437)	5,300	(801)

Financing activities:
Proceeds from payable to banks	—	—	397	1,861	—	2,258
Proceeds from long-term debt	—	795	—	390	—	1,185
Proceeds from long-term debt payable to affiliated	30	—	—	142	(96)	76
Payments of payable to banks	—	—	(485)	(2,253)	—	(2,738)
Payments of long-term debt payable to unrelated parties	—	(227)	(15)	(1,885)	—	(2,127)
Payments of long-term debt payable to affiliated	(113)	—	(116)	269	(215)	(175)
Purchase of treasury stock	(54)	—	—	—	—	(54)
Sale of treasury stock	9	—	—	—	—	9
Capital contribution	—	—	256	4,122	(4,378)	—
Dividends	—	—	(31)	(1,036)	304	(763)

Net cash provided by (used in) financing activities	(128)	568	6	1,610	(4,385)	(2,329)

Net increase (decrease) in cash and cash equivalents	11	—	40	1,428	2	1,481
Effect of exchange rate changes on cash	—	—	—	254	—	254
Cash and cash equivalents:
At the beginning of the year	1	—	2	755	2	760

At the end of the year	$12	$—	$42	$2,437	$4	$2,495

Condensed consolidating statements of income for the year ended December 31, 2005

	Mittal Steel— Parent Company	Ispat Inland ULC—Issuer Subsidiary	Mittal Steel— Guarantor Subsidiaries	Mittal Steel— Non-guarantor Subsidiaries	Mittal Steel— Consolidating Adjustments	Mittal Steel— Consolidated
Sales	$—	$—	$9,087	$19,179	$(134)	$28,132
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	—	8,007	13,592	(104)	21,495
Depreciation	—	2	253	574	—	829
Selling, general and administrative	84	—	208	821	(51)	1,062

Operating income (loss)	(84)	(2)	619	4,192	21	4,746

Other income (expense)—net	44	—	(14)	77	(30)	77
Income from equity method investments	3,381	—	48	21	(3,381)	69
Financing costs:
Net interest income (expense)	26	1	(155)	(101)	—	(229)
Net gain (loss) from foreign exchange	(1)	—	—	41	—	40

Income before taxes	3,366	(1)	498	4,230	(3,390)	4,703
Income tax (benefit) expense:
Current	1	—	—	662	—	663
Deferred	—	—	170	(15)	—	155

Net income (loss) before minority interest	3,365	(1)	328	3,583	(3,390)	3,885
Minority Interest	—	—	—	(520)	—	(520)

Net income (loss)	$3,365	$(1)	$328	$3,063	$(3,390)	$3,365

Condensed consolidating statements of comprehensive income for the year ended December 31, 2005

	Mittal Steel— Parent Company	Ispat Inland ULC—Issuer Subsidiary	Mittal Steel— Guarantor Subsidiaries	Mittal Steel— Non-guarantor Subsidiaries	Mittal Steel— Consolidating Adjustments	Mittal Steel— Consolidated
Net income	$3,365	$(1)	$328	$3,063	$(3,390)	$3,365
Other comprehensive income (loss)	(765)	—	(58)	(698)	756	(765)

Comprehensive income	$2,600	$(1)	$270	$2,365	$(2,634)	$2,600

Condensed consolidating balance sheets as of December 31, 2005

	Mittal Steel— Parent Company	Ispat Inland ULC—Issuer Subsidiary	Mittal Steel— Guarantor Subsidiaries	Mittal Steel— Non-guarantor Subsidiaries	Mittal Steel— Consolidating Adjustments	Mittal Steel— Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$50	$—	$9	$1,976	$—	$2,035
Restricted cash	—	—	8	92	—	100
Short-term investments	—	—	—	14	—	14
Trade accounts receivable	—	—	768	1,519	—	2,287
Inventories	—	—	2,495	3,549	(8)	6,036
Other current assets	836	—	131	1,587	(1,314)	1,240

Total current assets	886	—	3,411	8,737	(1,322)	11,712
Property, plant and equipment—net	—	—	5,743	9,796	—	15,539
Investments in affiliates	11,613	—	488	36,747	(47,661)	1,187
Other assets	2,972	564	578	4,166	(5,676)	2,604

Total assets	$15,471	$564	$10,220	$59,446	(54,659)	$31,042

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Payable to banks and current portion of long-term debt	$—	$—	$42	$292	—	$334
Trade accounts payable	—	—	997	1,507	—	2,504
Accrued expenses and other current liabilities	720	25	1,142	2,204	(1,314)	2,777

Total current liabilities	720	25	2,181	4,003	(1,314)	5,615

Long-term debt	4,601	569	3,091	5,280	(5,567)	7,974
Deferred employee benefits	—	—	1,975	531	—	2,506
Other long-term obligations	—	—	685	2,388	(110)	2,963

Total liabilities	5,321	594	7,932	12,202	(6,991)	19,058

Minority Interest	—	—	—	1,834	—	1,834
Shareholders Equity	10,150	(30)	2,288	45,410	(47,668)	10,150

Total liabilities and shareholders' equity	$15,471	$564	$10,220	$59,446	$(54,659)	$31,042

Condensed consolidating statements of cash flows for the year ended as of December 31, 2005

	Mittal Steel— Parent Company	Ispat Inland ULC—Issuer Subsidiary	Mittal Steel— Guarantor Subsidiaries	Mittal Steel— Non-guarantor Subsidiaries	Mittal Steel— Consolidating Adjustments	Mittal Steel- Consolidated
Net cash provided by operating activities	$(2,042)	$(1)	$503	$5,501	$13	$3,974

Investing activities:
Purchases of property, plant and equipment	—	—	(271)	(910)	—	(1,181)
Proceeds from sale of assets and investments including affiliates and joint ventures	—	—	15	44	—	59
Restricted cash	—	—	(7)	45	—	38
Investment in affiliates and joint ventures	(4,186)	—	—	(6,177)	3,843	(6,520)
Other investing activities	—	—	(1,472)	1,463	1	(8)

Net cash provided by (used in)investing activities	(4,186)	—	(1,735)	(5,535)	3,844	(7,612)

Financing activities:
Proceeds from payable to banks	6,611	—	375	(5,308)	—	1,678
Proceeds from long-term debt	—	—	—	8,328	—	8,328
Proceeds from long-term debt payable to affiliated	—	1	1,979	—	(1,980)	—
Debt issuance cost	—	—	—	(10)	—	(10)
Payments of payable to banks	—	—	(360)	(1,447)	—	(1,807)
Payments of long-term debt payable to unrelated parties	(2,010)	—	(183)	(547)	—	(2,740)
Payments of long-term debt payable to affiliated	—	—	(612)	612	—	—
Capital contribution	1,885	—	—	—	(1,885)	—
Sale of treasury stock	6	—	—	(3)	—	3
Dividends	(212)	—	—	(1,880)	—	(2,092)
Others	(14)	—	—	3	—	(11)

Net cash provided by (used in) financing activities	6,266	1	1,199	(252)	(3,865)	3,349

Net increase (decrease) in cash and cash equivalents	38	—	(33)	(286)	(8)	(289)
Effect of exchange rate changes on cash	—	—	—	(175)	4	(171)
Cash and cash equivalents:
At the beginning of the year	12	—	42	2,437	4	2,495

At the end of the year	$50	$—	$9	$1,976	$—	$2,035

NOTE 20: FACTORING OF RECEIVABLES

      Additionally, some of our subsidiaries have entered into Factoring Agreements with certain banks/financial institutions under which they are entitled to sell eligible accounts receivables from the customers up to an agreed limit. The bank/financial institution buys these receivables without recourse to the seller. Payments for sale of these receivables are received in two installments. The first installment ranging between 90% to 95% of the receivables sold (up to a maximum of $284) is made available immediately on sale of the receivables. The deferred proceeds outstanding and availability amounted to $167 and $220 at December 31, 2004 and 2005 respectively. The balance portion of the purchase price is held back towards factoring commission, interest charges and any possible bonus or discounts till the receivables are collected from the customer by the Factoring agent. The proceeds from the sale of trade accounts receivables are included in the cash flows from operating activities in the Consolidated Statements of Cash Flows.

        The receivables are sold at a discount that is included in selling, general and administrative expenses in the consolidated statements of income and amounted $5, $7 and $6 for 2003, 2004 and 2005 respectively.

Factoring

	2003	2004	2005
Proceeds from trade receivables sold under factoring agreement	$943	$1,236	$1,554
Nominal of trade receivables sold under factoring agreement	982	1,376	1,605
Discounts incurred	5	7	6
Deferred payments on balance sheet	34	167	220

NOTE 21: SUBSEQUENT EVENTS

        On February 24, 2006, The Company issued a notice of redemption for all $150 outstanding principal amount of its Senior Secured Floating Rate Notes due 2010 at redemption price equal to 103% of the outstanding principal amount of its Senior Secured Floating Rate Notes due 2010 at a redemption price equal to 103% of the outstanding principal amount, plus accrued interest to, but excluding, April 1, 2006. The bonds will be redeemed on April 1, 2006.

        On February 14, 2006, the Company's board of directors declared an interim dividend of $0.125 per share payable on March 15, 2006 and decided to propose to the general meeting of shareholders to amend the dividend policy going forward to a quarterly dividend of $0.125 per share. This dividend has since been paid.

        On February 1, Mittal Canada, a Canadian subsidiary of the Company, completed the acquisition of three subsidiary companies of Stelco Inc ("Stelco"). The Norambar Inc and Stelfil Ltée plants located in Quebec and the Stelwire Ltd. Plant in Ontario were acquired at a cost of C$30 million (approximately $25). Mittal Canada has also assumed C$28 million (approximately $23) in debt.

        On January 30, 2006, the Company entered into a €5,000 million (approximately $6,041) credit agreement with a group of lenders ("the Acquisition Facility") to finance the cash portion of the offer for Arcelor along with related transaction costs. Should the Company borrow amounts under the Acquisition Facility it would be required to repay the borrowings under the 2005 Bridge Facility.

Accordingly, concurrent with entering into the Acquisition Facility, the Company entered into a €3,000 million (approximately $3,625) credit agreement (the "Refinancing Facility") for the refinancing of the 2005 Bridge Facility. The Acquisition Facility and the Refinancing Facility bear interest at EURIBOR plus a margin based on a rating grid and are repayable from 2008 to 2011.

        On January 27, 2006 the Company announced that it had launched an offer to the shareholders of Arcelor SA ("Arcelor"). Under the terms of the primary offer, Arcelor shareholders will receive 4 Mittal Steel shares and €35.25 (approximately $43.05) cash for every 5 Arcelor shares (equivalent to 0.8 Mittal Steel shares plus €7.05 (approximately $8.61) cash for each Arcelor share). In addition to or instead of the primary offer, Arcelor shareholders will have the right to receive in secondary offers a specified mix of cash or stock, provided that 25% of the aggregate consideration paid to Arcelor shareholders is paid in cash and 75% in stock.

        On January 23, 2006 the Company announced that its shareholding in Hunan Valin Steel Tube & Wire Company Limited ("Hunan Valin") was diluted to 29.49% as a result of publicly outstanding convertible bonds being converted into shares.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITTAL STEEL COMPANY N.V.
/S/ HENK SCHEFFER Henk Scheffer Company Secretary

Date: March 20, 2006

EXHIBIT INDEX

Exhibit Number	Description
1.1.*	Amended and Restated Articles of Association of Mittal Steel Company. N.V. dated June 21, 2005 (English translation filed as Exhibit 4.3 to Mittal Steel Company N.V.'s registration statement on Form F-3 (Reg. No. 333-128742) filed with the Commission on September 30, 2005, and incorporated by reference hereto).
2.1.*
Mittal Steel Company N.V. Global Stock Option Plan, effective September 15, 1999 (filed as Exhibit 4.1 to Mittal Steel Company N.V.'s annual report on Form 20-F for the year ended December 31, 2000 (File No. 001-14666), and incorporated by reference hereto).
4.1.*
Acquisition Agreement dated as of October 24, 2004 between Mittal Steel Company N.V. (formerly known as Ispat International N.V.) and The Richmond Investment Holdings Limited (filed as Annex A in Exhibit 1.1 to Mittal Steel Company N.V.'s report on Form 6-K (File No. 001-14666) filed with the Commission on November 18, 2004, and incorporated by reference hereto).
4.2.*
Agreement and Plan of Merger and Reorganization dated as of October 24, 2004, among Mittal Steel Company N.V. (formerly known as Ispat International N.V.), Park Acquisition Corp. and International Steel Group Inc. (filed as Exhibit 1.1 to Mittal Steel Company N.V.'s report on Form 6-K (File No. 001-14666) filed with the Commission on October 28, 2004, and incorporated by reference hereto).
4.3.*	Shareholder's agreement dated as of August 13, 1997 among Ispat International N.V., LNM Holdings S.L. (renamed Ispat International Investments S.L.) and Mr. Lakshmi N Mittal.
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

*
Previously filed.