Form 20-F
period 2006-12-31
MITTAL STEEL CO N.V.
filed 2007-04-17
CIK 1041989

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-14666

MITTAL STEEL COMPANY N.V.

(Exact name of Registrant as specified in its charter)

MITTAL STEEL COMPANY N.V.

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Hofplein 20, 3032 AC Rotterdam

The Netherlands

(Address of Registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Common Shares, par value EUR 0.01 per share

934,818,280

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Definitions

Unless we have indicated otherwise, or the context otherwise requires, references in this annual report to “Mittal Steel”, “we”, “us” and “our” or similar terms are to Mittal Steel Company N.V., formerly known as Ispat International N.V., and its subsidiaries (which include LNM Holdings N.V. and its subsidiaries and International Steel Group Inc. and its subsidiaries). “Ispat International” refers to Ispat International N.V. and its subsidiaries as they existed prior to the acquisition of LNM Holdings N.V. by Ispat International on December 17, 2004 and to their predecessor companies for periods prior to the organization of Ispat International in 1997. “LNM Holdings” refers to LNM Holdings N.V. and its subsidiaries as they existed prior to their acquisition by Ispat International on December 17, 2004 and to their predecessor companies for the periods prior to the organization of LNM Holdings. On December 20, 2004, LNM Holdings N.V.’s name was changed to Mittal Steel Holdings N.V. On December 28, 2005, Mittal Steel Holdings N.V. was redomiciled to Switzerland and changed its name to Mittal Steel Holdings A.G.

To the extent that references in this annual report to “Mittal Steel” are made with respect to time periods occurring before December 17, 2004, “Mittal Steel” means Ispat International and its subsidiaries and their predecessors adjusted after giving effect to the business combination with LNM Holdings and its subsidiaries and their predecessors. “ISG” refers to International Steel Group Inc. and its subsidiaries as they existed prior to their acquisition by Mittal Steel on April 15, 2005. Following the acquisition of ISG by Mittal Steel, ISG’s name was changed to “Mittal Steel USA ISG Inc.”, the operations were merged with Ispat Inland on December 31, 2005 and the name of the surviving entity was changed to Mittal Steel USA Inc. All references in this annual report to “Mittal Steel USA” refer to the combined operations of Mittal Steel USA ISG Inc. with Mittal Steel’s other U.S. operating subsidiary, Ispat Inland Inc.

All references in this annual report to “OJSC Mittal Steel Kryviy Rih” or “Mittal Steel Kryviy Rih” refer to Kryvorizhstal, which was acquired by Mittal Steel on November 25, 2005.

All references in this annual report to “Hunan Valin” refer to Hunan Valin Steel Tube & Wire Company, China.

All references in this annual report to “Arcelor” refer to Arcelor, a société anonyme incorporated under Luxembourg law, which was acquired by Mittal Steel on August 1, 2006, having its registered office at 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, and, where the context requires, its consolidated subsidiaries. All references in this annual report to “Arcelor Brasil” refer to Arcelor Brasil S.A., a majority-owned subsidiary of Arcelor.

Mittal Steel’s principal subsidiaries, categorized by operating segment and location, are as follows. For the purposes of this annual report, the abbreviated names of the following Mittal Steel subsidiaries will be used where applicable.

Name of Subsidiary	Abbreviation	Country
Flat Carbon Americas

Companhia Siderúrgica de Tubarão S.A.	CST	Brazil
Dofasco Inc.	Dofasco	Canada
Mittal Steel Lázaro Cárdenas S.A. de C.V.	Mittal Steel Lázaro Cárdenas	Mexico
Mittal Steel USA Inc.	Mittal Steel USA	USA

Flat Carbon Europe

Aceria Compacta de Bizkaia S.A.	Aceria Compacta de Bizkaia	Spain
Arcelor Atlantique et Lorraine SAS	Arcelor Atlantique et Lorraine	France
Arcelor Bremen GmbH	Arcelor Bremen	Germany
Arcelor Eisenhüttenstadt GmbH	Arcelor Eisenhüttenstadt	Germany
Arcelor España S.A.	Arcelor España	Spain
Arcelor Méditerranée SAS	Arcelor Méditerranée	France
Arcelor Steel Belgium N.V.	Arcelor Steel Belgium	Belgium
Arcelor Piombino S.p.a.	Arcelor Piombino	Italy
Cockerill Sambre S.A.	Cockerill Sambre	Belgium
Industeel Belgium S.A.	Industeel Belgium	Belgium
Industeel France S.A.	Industeel France	France
Mittal Steel Galati S.A.	Mittal Steel Galati	Romania
Mittal Steel Ostrava a.s.	Mittal Steel Ostrava	Czech Republic
Mittal Steel Poland S.A.	Mittal Steel Poland	Poland

Long Carbon Americas and Europe

Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina
Arcelor Bergara, S.A.	Arcelor Bergara	Spain
Arcelor Huta Warszawa Sp.z.o.o.	Arcelor Huta Warszawa	Poland
Arcelor Madrid, S.L.	Arcelor Madrid	Spain
Arcelor Olaberría, S.L.	Arcelor Olaberría	Spain
Arcelor Profil Luxembourg S.A.	Arcelor Profil Luxembourg	Luxembourg
Arcelor Rodange S.A.	Arcelor Rodange	Luxembourg
Belgo Siderurgia S.A.	Belgo	Brazil
Mittal Canada Inc.	Mittal Canada	Canada
Mittal Steel Hamburg GmbH	Mittal Steel Hamburg	Germany
Mittal Steel Hochfeld GmbH(1)	Mittal Steel Hochfeld	Germany
Mittal Steel Ostrava a.s.	Mittal Steel Ostrava	Czech Republic
Mittal Steel Point Lisas Ltd.	Mittal Steel Point Lisas	Trinidad and Tobago
Mittal Steel Poland S.A.	Mittal Steel Poland	Poland
Mittal Steel Ruhrort GmbH(1)	Mittal Steel Ruhrort	Germany
Mittal Steel USA Inc.	Mittal Steel USA	USA

Asia, Africa and CIS (AACIS)

JSC Mittal Steel Temirtau	Mittal Steel Temirtau	Kazakhstan
Mittal Steel Annaba Spa	Mittal Steel Annaba	Algeria
Mittal Steel Liberia Limited	Mittal Steel Liberia	Liberia
Mittal Steel South Africa Ltd.	Mittal Steel South Africa	South Africa
OJSC Mittal Steel Kryviy Rih	Mittal Steel Kryviy Rih	Ukraine
Société Nationale de Sidérurgie, S.A.	Sonasid	Morocco

Stainless Steel

Acesita S.A.	Acesita	Brazil
Ugine & Alz Belgium N.V.	Ugine & Alz Belgium	Belgium
Ugine & Alz France S.A.	Ugine & Alz France	France

Arcelor Mittal Steel Solutions and Services (AM3S)

Arcelor Construction France S.A.	Arcelor Construction France	France
Arcelor International America, LLC	Arcelor International America	USA
Arcelor Auto Processing France SAS	Arcelor Auto Processing France	France
Produits d’Usines Métallurgiques Pum-Station Service Acier S.A.	PUM Service Acier	France
Ravené Schäfer GmbH	Ravené Schäfer	Germany

(1)	Mittal Steel Ruhrort and Mittal Steel Hochfeld are together referred to as Mittal Steel Duisburg.

In addition, unless we have indicated otherwise, or the context otherwise requires, references in this annual report to:

•	“production capacity” are to the annual production capacity of plant and equipment based on existing technical parameters as estimated by management;

•	“steel products” are to finished and semi-finished steel products and exclude direct reduced iron, or DRI;

•	“sales” include shipping and handling fees and costs;

•	“tons”, “net tons” or “ST” are to short tons and are used in measurements involving steel products, including liquid steel (a short ton is equal to 907.2 kilograms or 2000 pounds);

•

“tonnes” or “MT” are to metric tonnes and are used in measurements involving iron ore, iron ore pellets, DRI, hot metal, coke, coal, pig iron and scrap (a metric tonne is equal to 1,000 kilograms or 2,204.62 pounds);

•	“Articles of Association” are to the amended and restated articles of association of Mittal Steel Company N.V., dated September 7, 2006;

•	“crude steel” are to the first solid steel product upon solidification of liquid steel, including ingots from conventional mills and semis (e.g., slab, billet and blooms) from continuous casters;

•	“real”, “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“US$”, “$”, “dollars” or “U.S. dollars” are to United States dollars;

•	“C$” or “CAD” are to Canadian dollars;

•	“Rs” are to Indian rupees;

•

“downstream” are to finishing operations, for example in the case of flat products the process after the production of hot rolled coil, and in case of long products the process after the production of wire rods;

•	“upstream” are to operations that precede steel-making, such as mining and coke production;

•	“euro”, “euros” or “€” are to the currency of the European Union member states participating in the European Monetary Union; and

•	“Significant shareholder” are to Mr. Lakshmi N. Mittal and his wife, Mrs. Usha Mittal, who together own approximately 45% of Mittal Steel’s outstanding voting equity as at March 31, 2007.

Shipment volumes of steel products for the operations of Arcelor and its subsidiaries include inter-company sales, while shipment volumes of steel products for operations of Mittal Steel and its subsidiaries do not include inter-company sales.

Financial Information

This annual report contains the audited consolidated financial statements of Mittal Steel Company N.V. and its consolidated subsidiaries, including the consolidated balance sheets as of December 31, 2005 and 2006, and the consolidated statements of income, shareholders’ equity and cash flows for each of the years ended December 31, 2004, 2005 and 2006, which we refer to as the Mittal Steel Consolidated Financial Statements, and selected consolidated financial information of Mittal Steel for the dates and periods presented in the Mittal Steel Consolidated Financial Statements and as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003.

All of the financial statements included in this annual report have been prepared based on International Financial Reporting Standards as endorsed by the European Union (“IFRS”) except where indicated. IFRS as endorsed by the European Union differs in certain respects from IFRS as issued by the International Accounting Standards Board (“IASB”). We have, however, determined that the financial information as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 would not be different had we applied IFRS as issued by IASB. The financial information in this annual report also includes a reconciliation of certain items from IFRS to the accounting principles generally accepted in the United States of America (“U.S. GAAP”). IFRS differs in certain significant respects from U.S. GAAP.

Mittal Steel’s significant acquisitions in 2004, 2005 and 2006, including in particular Arcelor, ISG and Kryvorizhstal, have been accounted for using the purchase method of accounting, with Mittal Steel as the acquiring entity in accordance with IFRS 3 (“Business Combinations”).

Inter-company transactions have been eliminated in financial consolidation.

On December 17, 2004, Ispat International N.V. completed its acquisition of Mittal Steel Holdings N.V., formerly LNM Holdings N.V., and changed its name to Mittal Steel Company N.V. On December 28, 2005, Mittal Steel Holdings N.V. was redomiciled to Switzerland and changed its name to Mittal Steel Holdings A.G. As Ispat International N.V. and LNM Holdings N.V. were affiliates under common control, the acquisition of LNM Holdings N.V. was accounted for on the basis of common control accounting, which is similar to a previously permitted method of accounting known as a “pooling-of-interests”. All costs associated with this transaction were expensed as incurred. Therefore, the Mittal Steel Consolidated Financial Statements reflect the financial position for those assets and liabilities and results of operations of Mittal Steel from the accounts of Ispat International N.V. and LNM Holdings N.V., as though Mittal Steel had been a stand-alone legal entity during 2004. Mittal Steel’s consolidated financial statements for the year ended December 31, 2004 have been prepared using the historical basis in the assets and liabilities and the historical results of operations relating to Ispat International N.V. and LNM Holdings N.V. based on the separate records maintained for each of these businesses.

The financial information and certain other information presented in a number of tables in this annual report have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this annual report reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

Market Information

This annual report includes industry data and projections about our markets obtained from industry surveys, market research, publicly available information and industry publications. Statements on Mittal Steel’s competitive position contained in this annual report are based primarily on public sources including, but not limited to, publications of the International Iron and Steel Institute. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not independently verified this data or determined the reasonableness of such assumptions. In addition, in many cases we have made statements in this annual report regarding our industry and our position in the industry based on internal surveys, industry forecasts and market research, as well as our own experience. While these statements are believed to be reliable, they have not been independently verified, and we do not make any representation or warranty as to the accuracy or completeness of such information set forth in this annual report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, statements concerning the business, future financial condition, results of operations and prospects of Mittal Steel, including its acquired subsidiaries. These statements usually contain the words “believes”, “plans”, “expects”, “anticipates”, “intends”, “estimates” or other similar expressions. For each of these statements, you should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although it is believed that the expectations reflected in these forward-looking statements are reasonable, there is no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected effects on the business, financial condition, results of operations or prospects of Mittal Steel. These forward-looking statements speak only as of the date on which the statements were made, and no obligation has been undertaken to publicly update or revise any forward-looking statements made in this annual report or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations. In addition to other factors and matters contained or incorporated by reference in this annual report, it is believed that the following factors, among others, could cause actual results to differ materially from those discussed in the forward-looking statements:

•	Mittal Steel’s ability to manage its growth;

•	the timing of realization of cost savings and other synergies expected to result from acquisitions;

•	costs or difficulties related to the integration of acquisitions, including the acquisition of Arcelor by Mittal Steel, may be greater than expected;

•	uncertainty as to the actions of the Significant shareholder;

•	any loss or diminution in the services of Lakshmi N. Mittal, Mittal Steel’s Chairman and Chief Executive Officer;

•	any downgrade of Mittal Steel’s credit rating;

•	Mittal Steel’s ability to operate within the limitations imposed by its financing arrangements;

•	Mittal Steel’s ability to refinance existing debt and obtain new financing on acceptable terms to finance its growth;

•	mining risks;

•	Mittal Steel’s ability to fund under-funded pension liabilities;

•	increased cost of wages and the risk of labor disputes;

•	general economic conditions, whether globally, nationally or in the markets in which Mittal Steel conducts business;

•	the risk of disruption or volatility in the economic, political or social environment in the countries in which Mittal Steel conducts business;

•	fluctuations in currency exchange rates, commodity prices, energy prices and interest rates;

•	the risk of disruptions to Mittal Steel’s operations;

•	the risk of unfavorable changes to, or interpretations of, the tax laws and regulations in the countries in which Mittal Steel operates;

•	the risk that Mittal Steel may not be able to fully utilize its deferred tax assets;

•	damage to Mittal Steel’s production facilities due to natural disasters;

•	the risk that Mittal Steel’s insurance policies may provide limited coverage;

•	the risk of product liability claims adversely affecting Mittal Steel’s operations;

•	international trade actions or regulations;

•	expenditures and senior management time required in connection with Mittal Steel’s compliance with the Sarbanes-Oxley Act of 2002;

•	the risk that U.S. investors may have difficulty enforcing civil liabilities against Mittal Steel and its directors and senior management;

•	Mittal Steel’s ability to operate successfully within a cyclical industry;

•	the risk that demand for and supply of steel products in China and other developed / developing economies may result in falling steel prices;

•	the risk of decreasing prices for Mittal Steel’s products and other forms of competition in the steel industry;

•	the risk of significant supply shortages and increasing costs of raw materials, energy and transportation;

•	the need for large capital expenditures to maintain Mittal Steel’s portfolio of assets;

•	increased competition from substitute materials, such as aluminum; and

•

legislative or regulatory changes, including those relating to protection of the environment and health and safety, and those resulting from international agreements and treaties related to trade, accession to the European Union (“EU”) or otherwise.

Some of these factors are discussed in more detail in this annual report, including under “Item 3D—Key Information—Risk Factors”.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following tables present selected consolidated financial information of Mittal Steel as of and for the years ended December 31, 2004, 2005 and 2006, which has been prepared in accordance with IFRS. This selected consolidated financial information should be read in conjunction with the Mittal Steel Consolidated Financial Statements, including the notes thereto.

IFRS Basis

Statement of Income Data (Amounts in $ millions except per share data and percentages)	Year Ended December 31,
	2004(6)	2005(6)	2006
Sales(1)	$20,612	$28,132	$58,870
Cost of sales (including depreciation and amortization) (2)	14,422	22,341	48,411
Selling, general and administrative	676	1,062	2,960
Operating income	5,514	4,729	7,499
Operating income as percentage of Sales	26.8%	16.8%	12.7%
Other income – net	1,143	214	49
Income from equity method investments	149	86	301
Financing costs - net	(214)	(353)	(654)
Income before taxes	6,592	4,676	7,195
Net income (including minority interest)	5,625	3,795	6,086
Basic earnings per common share(3)	$8.10	$4.80	$5.29
Diluted earnings per common share(3)	$8.10	$4.79	$5.28
Dividends declared per share(4)	—	$0.30	$0.50

Balance Sheet Data (Amounts in $ millions except share data)	As of December 31,
	2004(6)	2005(6)	2006
Cash and cash equivalents, including short-term investments and restricted cash	$2,634	$2,149	$6,146
Property, plant and equipment	11,058	19,045	54,696
Total assets	21,692	33,867	112,166
Payable to banks and current portion of long-term debt	341	334	4,922
Long-term debt, net of current portion	1,639	7,974	21,645
Net assets	11,079	15,457	50,191
Basic weighted average common shares outstanding (millions)	643	687	988
Diluted weighted average common shares outstanding (millions)	643	689	990

Other Data (Amounts in $ millions except volume data)	Year Ended December 31,
	2004	2005	2006
Net cash provided by operating activities	$4,300	$3,874	$7,122
Net cash (used in) investing activities	(656)	(7,512)	(8,576)
Net cash (used in) provided by financing activities	(2,118)	3,349	5,445
Total production of crude steel (thousands of tonnes)	39,362	48,916	85,620
Total shipments of steel products (thousands of tonnes) (5)	35,067	44,614	78,950

(1)	Including $2,235 million in 2004, $2,339 million in 2005 and $3,847 million in 2006 of sales to related parties (see Note 12 to the Mittal Steel Consolidated Financial Statements).
(2)	Including depreciation and amortization of $734 million in 2004, $1,113 million in 2005 and $2,296 million in 2006.
(3)

Earnings per common share are computed by dividing net income attributable to equity holders of Mittal Steel Company N.V. by the weighted average number of common shares outstanding during the periods presented considering retroactively the shares issued by Mittal Steel in connection with the acquisition of LNM Holdings.

(4)	This does not include the dividends declared by LNM Holdings to its shareholder prior to its acquisition by Ispat International.
(5)

Shipment volumes of steel products for the operations of Arcelor and its subsidiaries includes inter-company sales, while shipment volumes of steel products for the operations of Mittal Steel and its subsidiaries do not include inter-company sales.

(6)

The 2005 comparative information has been adjusted retrospectively for the adoption of International Financial Reporting Interpretations Committee (“IFRIC”) 4, which occurred as of January 1, 2006 (see Note 1 to the Mittal Steel Consolidated Financial Statements), as well as the finalization of purchase price allocations relating to ISG and Mittal Steel Kryviy Rih (see Note 3 to the Mittal Steel Consolidated Financial Statements).

US GAAP Basis

The following tables present selected consolidated financial information of Mittal Steel as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006. Such selected financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Statement of Income Data (Amounts in $ millions except per share data and percentages)	Year Ended December 31,
	2002	2003	2004	2005	2006
Sales(4)	$7,080	$9,567	$22,197	$28,132	$58,870
Cost of sales (exclusive of depreciation and amortization)	5,752	7,568	14,694	21,495	46,072
Depreciation and amortization	266	331	553	829	1,993
Selling, general and administrative	360	369	804	1,062	2,984
Operating income	702	1,299	6,146	4,746	7,821
Operating income as percentage of Sales	9.9%	13.6%	27.7%	16.9%	13.3%
Other income – net	32	70	128	77	52
Income from equity method investments	111	162	66	69	301
Financing costs - net	(207)	(131)	(207)	(189)	(564)
Income before taxes and minority interest	638	1,400	6,133	4,703	7,610
Net income	595	1,182	4,701	3,365	5,405
Basic earnings per common share (1)	$0.92	$1.83	$7.31	$4.90	$5.47
Diluted earnings per common share (1)	$0.92	$1.83	$7.31	$4.89	$5.46
Dividends declared per share (2)	—	—	—	$0.30	$0.50

Balance Sheet Data (Amounts in $ millions except share data)	As of December 31,
	2002	2003	2004	2005	2006
Cash and cash equivalents, including short-term investments and restricted cash	$417	$900	$2,634	$2,149	$6,146
Property, plant and equipment	4,094	4,654	7,562	15,539	49,809
Total assets	7,909	10,137	19,153	31,042	105,686
Payable to banks and current portion of long-term debt	546	780	341	334	4,919
Long-term debt (including affiliates) (3)	2,187	2,287	1,639	7,974	21,576
Net assets	1,442	2,561	5,846	10,150	36,879
Basic weighted average common shares outstanding (millions)	648	647	643	687	988

(1)

Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented considering retroactively the shares issued by Mittal Steel in connection with the acquisition of LNM Holdings.

(2)	This does not include the dividends declared by LNM Holdings to its shareholder prior to its acquisition by Ispat International.
(3)	Includes loans outstanding from the Significant shareholder of $40 million and $94 million as of December 31, 2002 and 2003, respectively.
(4)	Including $507 million in 2002, $561 million in 2003, $2,235 million in 2004, $2,339 million in 2005 and $3,847 million in 2006 of sales to related parties.

Dividends

On September 27, 2006, Mittal Steel announced that its Board of Directors had agreed upon a new dividend and cash distribution policy. The new policy will be proposed to Mittal Steel’s shareholders at the next general meeting. The new policy aims to return 30% of Mittal Steel’s prior year’s annual net income to shareholders every year through an annual base dividend, supplemented by share buy-backs. Mittal Steel’s Board of Directors proposed an annual base dividend of $1.30 per share. This base dividend has been designed to provide a minimum payout per year and would rise in order to reflect Mittal Steel’s underlying growth. Payment of this dividend will be made on a quarterly basis.

In addition to this cash dividend, Mittal Steel’s Board of Directors approved a share buy-back program tailored to achieve the 30% distribution pay-out commitment. Based on the annual net income announced for the twelve months ended December 31, 2006, Mittal Steel will implement a $590 million share buy-back.

On February 2, 2007, Mittal Steel’s Board of Directors declared an interim dividend of $0.325 per share payable on March 15, 2007. This dividend has since been paid.

Further to the September 27, 2006 announcement described above, Mittal Steel announced on April, 2, 2007, the commencement of a share buy-back program to repurchase up to a maximum aggregate amount of $590 million of its class A common shares. The share buy-back program will end at the earliest of (i) December 31, 2007 (provided that Mittal Steel’s shareholders, at the annual general meeting of shareholders to be held on May 15, 2007, renew the current authorization for the Mittal Steel Board of Directors for a period of 18 months, ending on November 15, 2008), (ii) the moment on which the aggregate value of class A common shares repurchased by Mittal Steel since the start of this share buy-back program reaches $590 million, or (iii) the moment on which Mittal Steel and its subsidiaries hold ten percent of the total number of the then-issued class A and class B common shares.

The holders of Mittal Steel class A common shares and Mittal Steel class B common shares are entitled to receive such pro rata distributions, if any, as may be declared by Mittal Steel’s Board of

Directors out of funds legally available for distribution. Any determination to pay cash dividends is at the discretion of Mittal Steel’s Board of Directors, in accordance with Dutch law and Mittal Steel’s Articles of Association, and after taking into account various factors, including Mittal Steel’s financial condition, results of operations, outstanding indebtedness, current and anticipated cash needs, plans for expansion, commercial restrictions and other factors affecting Mittal Steel’s operating subsidiaries.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business, financial condition, results of operations or prospects could be materially adversely affected by any of the risks and uncertainties described below.

Risks related to Mittal Steel.

Mittal Steel has experienced rapid growth through acquisitions in a relatively short period of time. The failure to manage this growth could significantly harm Mittal Steel’s future results and require significant expenditures to address the additional operational and control requirements of this growth.

Mittal Steel has experienced rapid growth and development through acquisitions in a relatively short period of time and may continue to pursue acquisitions in order to meet its strategic objectives. Such growth entails significant investment and increased operating costs. Overall growth in Mittal Steel’s business also requires greater allocation of management resources away from daily operations. In addition, managing this growth (including managing multiple operating assets) requires, among other things, the continued development of Mittal Steel’s financial and management information control systems, the ability to integrate newly acquired assets with existing operations, the ability to attract and retain sufficient numbers of qualified management and other personnel, the continued training and supervision of such personnel and the ability to manage the risks and liabilities associated with the acquired businesses. Failure to manage such growth, while at the same time maintaining adequate focus on the existing assets of Mittal Steel, could have a material adverse effect on Mittal Steel’s business, financial condition, results of operations or prospects.

Mittal Steel may not achieve the expected synergies from its recent significant acquisitions, including the acquisitions of Arcelor, ISG (now Mittal Steel USA) and Sicartsa.

Mittal Steel expects to achieve synergies from its acquisitions by integrating the acquired companies with its operations. Integrating the operations of acquired businesses is a complex and ongoing process. Successful integration and the achievement of synergies require, among other things, the satisfactory coordination of business development and procurement efforts, manufacturing improvements, employee retention, hiring and training policies, and the alignment of products, sales and marketing operations and information and software systems. The diversion of the attention of the combined company’s management to the integration effort and any difficulties encountered in combining operations could result in higher integration costs and lower savings than expected.

Mittal Steel announced at the time of the acquisition of ISG that it expected to achieve cost synergies of approximately $250 million per annum by 2007 relating to purchasing, manufacturing, operating and other improvements, including inventory reduction, reduced capital expenditures and contract-related improvements in productivity. In connection with its acquisition of Sicartsa, Mittal Steel announced that it expects to achieve approximately $80 million of industrial synergies and approximately $50 million of commercial, procurement and selling, general and administrative efficiencies.

If Mittal Steel does not achieve the announced synergies from any or all of its recent acquisitions, including those from the Arcelor acquisition discussed below, to the fullest extent or within the timeframe expected, this could have a material adverse effect on its results of operations.

Mittal Steel and Arcelor may not successfully integrate their business operations, which could result in Mittal Steel’s failure to realize anticipated cost savings, revenue enhancements and other benefits expected from the acquisition.

Mittal Steel acquired Arcelor, a company of approximately equivalent size, with the expectation that, among other things, the acquisition would enable Mittal Steel and Arcelor to consolidate support functions, optimize their supply chain and procurement structure, and leverage their research and development services across a larger base in order to achieve cost savings and revenue synergies, as well as other synergistic benefits. In connection with its acquisition of Arcelor, Mittal Steel announced that it expected to achieve synergies of $1.6 billion by the end of 2008, primarily from purchasing, marketing and trading and manufacturing efficiencies. These synergies may not be achieved to the fullest extent or within the timeframe expected, which could have a material adverse effect on Mittal Steel’s results of operations.

Achieving the benefits of the acquisition will depend in part upon meeting the challenges inherent in the successful integration of global business enterprises of the size and scope of Mittal Steel and Arcelor. Mittal Steel and Arcelor must successfully integrate, among other things, product offerings, research and development, customer service functions, sales and marketing, administrative functions, management information systems, and financial control and reporting systems. The integration of these functions could interfere with the activities of one or more of the businesses of Mittal Steel and Arcelor and may divert management’s attention from the daily operations of Mittal Steel’s and Arcelor’s core businesses.

Among the challenges in integrating Mittal Steel’s and Arcelor’s business operations are demonstrating to their respective customers that the acquisition will not result in an adverse change in business focus and persuading each company’s personnel that the companies’ respective business cultures are compatible. In addition, each company currently operates in locations in which the other company does not. Therefore, to integrate successfully both companies’ operations, the combined company will need to retain management, key employees and business partners of both companies. If Mittal Steel and Arcelor are unable to integrate effectively their operations, technologies and personnel in a timely and efficient manner, then they may not realize the benefits expected from the acquisition. In particular, if the integration is not successful, Mittal Steel’s operating results may be harmed, Mittal Steel and Arcelor may lose key personnel and key customers, Mittal Steel may not be able to retain or expand its market position, and the market price of Mittal Steel’s common shares may decline.

Mr. Lakshmi N. Mittal has the ability to exercise significant influence over the outcome of shareholder voting.

As of December 31, 2006, Mr. Lakshmi N. Mittal owned 623,598,333 of Mittal Steel’s outstanding common shares, representing approximately 45% of Mittal Steel’s outstanding voting shares. Consequently, Mr. Lakshmi N. Mittal has the ability to influence significantly the decisions adopted at the Mittal Steel general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. Mr. Lakshmi N. Mittal also has the ability to significantly influence a change of control of Mittal Steel.

The Chairman of the Board of Directors and Chief Executive Officer of Mittal Steel has for over a quarter of a century contributed significantly to shaping and implementing its business strategy, and the loss or diminution of his services could have a material adverse effect on Mittal Steel’s business and prospects.

The Chairman of the Board of Directors and Chief Executive Officer of Mittal Steel has for over a quarter of a century contributed significantly to shaping and implementing its business strategy. His strategic vision was instrumental in the creation of the world’s largest and most global steel group. The loss or any diminution of the services of the Chairman of the Board of Directors and Chief Executive Officer could have a material adverse effect on Mittal Steel’s business and prospects. Mittal Steel does not maintain key man life insurance on its Chairman of the Board of Directors and Chief Executive Officer.

Mittal Steel increased substantially its outstanding debt in connection with the acquisition of Arcelor, which lowered its credit rating. Cyclical downturns in the steel industry could also lead to credit rating downgrades. Credit rating downgrades could significantly harm Mittal Steel’s refinancing capacity, increase its cost of funding and limit its flexibility in managing its business.

Mittal Steel’s debt levels increased significantly during 2006, primarily as the result of financing incurred in connection with its acquisition of Arcelor (and Arcelor’s prior acquisition of Dofasco). As of December 31, 2006, Mittal Steel had total debt outstanding of $26.6 billion, consisting of $4.9 billion of short-term indebtedness (including payables to banks and the current portion of long-tem debt) and $21.6 billion of long-term indebtedness. As of December 31, 2006, Mittal Steel had $6.1 billion of cash and cash equivalents, including short-term investments and restricted cash, and, for the year ended December 31, 2006, Mittal Steel recorded operating income of $7.5 billion.

Following the announcement of the final results of Mittal Steel’s offer for Arcelor, on July 26, 2006 Standard & Poor’s Rating Services lowered its long-term corporate credit rating on Mittal Steel from “BBB+” to “BBB” and removed the rating from credit watch with negative implications. On July 31, 2006, Moody’s Investors Service confirmed the Baa3 ratings of Mittal Steel. On September 26, 2006, Fitch Ratings affirmed Mittal Steel’s issuer default and senior unsecured ratings at “BBB” and short-term rating at “F2” and removed the ratings from negative rating watch. Credit rating downgrades could also result from a cyclical downturn in the steel industry, as Mittal Steel has experienced in the past. Any decline in its credit rating would increase Mittal Steel’s cost of borrowing and could significantly harm its financial condition, results of operations and profitability, including its ability to refinance its existing indebtedness.

Mittal Steel’s level of indebtedness and its guarantees of the debt of its subsidiaries may limit its flexibility in managing its business.

Mittal Steel’s principal financing facilities (that is, the $3.2 billion term and revolving credit facility, which was amended on February 6, 2007 (the “2005 Credit Facility”), the $800 million committed multi-currency letter of credit facility (the “Letter of Credit Facility”) and the €17 billion (approximately $22 billion) term and revolving credit facility entered into on November 30, 2006 (the “€17 Billion Facility”)), contain provisions that limit encumbrances on the assets of Mittal Steel and its subsidiaries and limit the ability of Mittal Steel’s subsidiaries to incur debt. The Letter of Credit Facility requires compliance with a minimum interest coverage ratio. The 2005 Credit Facility and the €17 Billion Facility require compliance with a maximum gearing ratio. Limitations arising from these credit facilities could adversely affect Mittal Steel’s ability to maintain its dividend policy and make additional strategic acquisitions.

A portion of Mittal Steel’s working capital financing consists of uncommitted lines of credit, which may be cancelled by the lenders in certain circumstances. The level of debt outstanding could have important adverse consequences to Mittal Steel, including impairing its ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, and limiting its flexibility to adjust to changing market conditions or withstand competitive pressures, resulting in greater vulnerability to a downturn in general economic conditions.

Mittal Steel had, as of December 31, 2006, guaranteed $644 million of debt of its operating subsidiaries. As of March 9, 2007, Mittal Steel had guaranteed an additional $500 million of debt of its operating subsidiaries. In addition, Mittal Steel had, as of December 31, 2006, guaranteed approximately $26 million of certain debts at its joint venture I/N Tek.

Mittal Steel’s debt facilities and its guarantees have provisions whereby a default by any borrower within the Mittal Steel group could, under certain circumstances, lead to defaults under other Mittal Steel credit facilities. Any possible invocation of these cross-default clauses could cause some or all of the other guaranteed debt to accelerate, creating severe liquidity pressures.

Furthermore, most of Mittal Steel’s current borrowings are at variable rates of interest and thereby expose Mittal Steel to interest rate risk. Generally, Mittal Steel does not use financial instruments to hedge a significant portion of its interest rate exposure. If interest rates rise, Mittal Steel’s debt service obligations on its variable rate indebtedness would increase even if the amount borrowed remained the same, resulting in higher interest costs.

A substantial portion of Mittal Steel’s debt is denominated in euro. Accordingly, Mittal Steel is exposed to fluctuations in the exchange rates between the U.S. dollar and the euro. Any such fluctuations in the euro and, in particular, a marked appreciation of the euro to the US dollar could harm Mittal Steel’s financial position significantly.

Mittal Steel may not generate or obtain sufficient funds to meet the significant capital expenditure commitments and other commitments it has made in connection with certain acquisitions.

In connection with the acquisition of some of its operating subsidiaries, Mittal Steel has made significant capital expenditure commitments and other commitments with various governmental bodies involving expenditures required to be made over the next few years. In 2006, capital expenditures amounted to $2.9 billion. As of December 31, 2006, Mittal Steel and its subsidiaries had capital commitments outstanding of approximately $3.3 billion under privatization and other major contracts. Mittal Steel expects to fund these capital expenditure commitments and other commitments primarily through internal sources, but Mittal Steel cannot assure you that it will be able to generate or obtain sufficient funds to meet these requirements or to complete these projects on a timely basis or at all. In addition, completion of these projects may be affected by factors that are beyond the control of Mittal Steel. See “Item 5F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations” and Note 22 to the Mittal Steel Consolidated Financial Statements.

Mittal Steel has also made commitments relating to employees at some of its operating subsidiaries. It has agreed, in connection with the acquisition of interests in these subsidiaries,

including the acquisition of Arcelor, that it will not make collective dismissals for certain periods. These periods generally extend several years following the date of acquisition. The inability to make such dismissals may affect Mittal Steel’s ability to coordinate its workforce and efficiently manage its business in response to changing market conditions in the areas affected.

Mittal Steel may not be able to remain in compliance with some or all of these requirements in the future. Failure to remain in compliance may result in forfeiture of part of Mittal Steel’s investment and/or the loss of tax and regulatory benefits.

Because Mittal Steel is a holding company, it depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future needs.

Because Mittal Steel is a holding company, it is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, and pay any cash dividends or distributions on its common shares. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries’ ability to pay dividends.

Because Mittal Steel is incorporated under the laws of The Netherlands, it can pay dividends or distributions only to the extent that it is entitled to receive cash dividend distributions from its subsidiaries, recognize gains from the sale of its assets or record share premium from the issuance of (new) common shares. See Note 16 to the Mittal Steel Consolidated Financial Statements.

Some of Mittal Steel’s subsidiaries benefited from state aid granted prior to, or in connection with, their respective privatizations, the granting of which is subject to transitional arrangements under the respective treaties concerning the accession of these countries to the European Union. Non-fulfillment or breach of the transitional arrangements and related rules may result in the recovery of aid granted pursuant to the transitional arrangements.

Mittal Steel has acquired formerly state-owned companies in the Czech Republic, Poland and Romania, some of which benefited from state aid granted prior to, or in connection with, their respective privatization and restructuring. Moreover, the restructuring of the steel industries in each of the Czech Republic, Poland and Romania is subject to transitional arrangements and related rules that determine the legality of restructuring aid. The transitional arrangements form part of the respective treaties concerning the accession of the Czech Republic, Poland and Romania to the European Union. See “Item 4B—Information on the Company—Business Overview—Government Regulations—State Aid”.

Non-fulfillment or breach of the transitional arrangements and related rules may nullify the effect of the transitional arrangements and may result in the recovery of aid granted pursuant to the transitional arrangements that have been breached.

Mittal Steel’s mining operations are subject to mining risks.

Mittal Steel’s mining operations are subject to hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, hazards associated with open-pit mining operations include, among others:

•	flooding of the open pit;

•	collapse of the open-pit wall;

•	accidents associated with the operation of large open-pit mining and rock transportation equipment;

•	accidents associated with the preparation and ignition of large-scale open-pit blasting operations;

•	production disruptions due to weather; and

•	hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination.

Hazards associated with underground mining operations include, among others:

•	underground fires and explosions, including those caused by flammable gas;

•	cave-ins or ground falls;

•	discharges of gases and toxic chemicals;

•	flooding;

•	sinkhole formation and ground subsidence;

•	other accidents and conditions resulting from drilling; and

•	blasting and removing, and processing material from, an underground mine.

Mittal Steel is at risk of experiencing any or all of these hazards. For example, in September 2006, a methane gas explosion at Mittal Steel’s Lenina mine in Kazakhstan resulted in 41 fatalities and a shutdown of the mine for two days. The occurrence of any of these hazards could delay production, increase production costs and result in death or injury to persons, damage to property and liability for Mittal Steel, some or all of which may not be covered by insurance.

Under-funding of pension and other post-retirement benefit plans at some of Mittal Steel’s operating subsidiaries, and the possible need to make substantial cash contributions to pension plans, which may increase in the future, may reduce the cash available for Mittal Steel’s business.

Mittal Steel’s principal operating subsidiaries in Canada, France, Germany, Trinidad, the United States, South Africa and Ukraine provide defined benefit pension plans to their employees. Some of these plans are currently under-funded. At December 31, 2006, the value of Mittal Steel USA’s pension plan assets was $2,335 million, while the projected benefit obligation was $3,075 million, resulting in a deficit of $740 million. At December 31, 2006, the value of the pension plan assets of Mittal Steel’s Canadian subsidiaries was $2,193 million, while the projected benefit obligation was $2,730 million, resulting in a deficit of $537 million. At December 31, 2006, the value of the pension plan assets of Mittal Steel’s European subsidiaries was $551 million, while the projected benefit obligation was $2,228 million, resulting in a deficit of $1,677 million. Mittal Steel USA also had an under-funded post-employment benefit obligation of $1,137 million relating to life insurance and medical benefits as of December 31, 2006. Mittal Steel’s Canadian subsidiaries also had an under-funded post-employment benefit obligation of $934 million relating to life insurance and medical benefits as of December 31, 2006. Mittal Steel’s European subsidiaries also had an under-funded post-employment benefit obligation of $459 million relating to life insurance and medical benefits as of December 31, 2006. See Note 18 to the Mittal Steel Consolidated Financial Statements.

Mittal Steel’s funding obligations depend upon future asset performance, the level of interest rates used to measure ERISA minimum funding levels, actuarial assumptions and experience, changes negotiated with unions and future government regulation. Because of the large number of variables that determine pension funding requirements, which are difficult to predict, as well as any legislative action, future cash funding requirements for Mittal Steel’s pension plans and other post-employment benefit plans could be significantly higher than currently estimated amounts. These funding requirements could have a material adverse effect on Mittal Steel’s business, financial condition, results of operations or prospects.

Mittal Steel could experience labor disputes that could disrupt its operations and its relationships with its customers.

A majority of the employees of Mittal Steel are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during, the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons. Any such breakdown leading to work stoppage and disruption of operations could have an adverse effect on the operations and financial results of Mittal Steel. For example, steel workers at Mittal Steel’s Lázaro Cárdenas production facilities went on strike on two occasions in the period of February to April of 2006 following the removal of the steel workers’ union leader by the Mexican government, and during 2006 we experienced various other strikes of limited duration.

Additionally, many of the contractors working at Mittal Steel’s operating subsidiaries’ plants employ workers who are represented by various trade unions. Disruptions with these contractors could significantly disrupt Mittal Steel’s operations and harm its financial results and its relationships with its customers.

Prior to Mittal Steel’s acquisition of Arcelor, representatives of various unions representing Arcelor employees made statements critical of the acquisition. Although no union of Arcelor has gone on strike, Mittal Steel may still be subject to strikes and other labor actions by Arcelor employees that would disrupt Mittal Steel’s operations and prevent it from achieving the anticipated synergies and efficiencies arising from the acquisition.

Mittal Steel is subject to economic risks and uncertainties in the countries in which it operates. Any deterioration or disruption of the economic environment in those countries may have a material adverse effect on Mittal Steel’s business, financial condition, results of operations or prospects.

Over the past few years, many of the countries in which Mittal Steel operates, or proposes to operate, have experienced economic growth and improved economic stability. For example, Eastern European countries, such as Poland, the Czech Republic and Romania, have initiated free-market economic reforms in connection with or in anticipation of their accession to the European Union. Others, such as Algeria, Argentina and South Africa, have attempted to reinforce political stability and improve economic performance after recent periods of political instability. Ukraine and Kazakhstan have implemented free-market economic reforms. Mittal Steel’s business strategy was developed partly on the assumption that such economic growth and the modernization, restructuring and upgrading of the physical infrastructure in these countries will continue, thus creating increased demand for Mittal Steel’s steel products and maintaining a stable level of steel prices both in these countries and in other key product markets. While the demand in these countries for steel and steel products has gradually increased, this trend will not necessarily continue. In addition, the legal systems in some of the countries in which Mittal Steel operates remain underdeveloped, particularly with respect to bankruptcy proceedings, and the prospect of widespread bankruptcy, mass unemployment and the deterioration of various sectors of these economies still exists. Reform policies may not continue to be implemented and, if implemented, may not be successful. In addition, these countries may not remain receptive to foreign trade and investment. Any slowdown in the development of these economies or any reduction in the investment budgets of governmental agencies and companies responsible for the modernization of such physical infrastructure could also have a material adverse effect on Mittal Steel’s business, financial condition, results of operations or prospects.

Mittal Steel is subject to political, social and legal uncertainties in some of the developing countries in which it operates. Any disruption or volatility in the political or social environment in those countries may have a material adverse effect on Mittal Steel’s business, financial condition, results of operations or prospects.

Mittal Steel operates in a number of developing countries. Some of these countries, such as Romania and Ukraine, have been undergoing substantial political transformations from centrally controlled command economies to pluralist market-oriented democracies. Political and economic reforms necessary to complete such transformation may not continue. On occasion, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, widescale civil disturbances and military conflict, as in Algeria, Bosnia and Herzegovina, Liberia and South Africa. The political systems in these and other developing countries may be vulnerable to the populations’ dissatisfaction with reforms, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on Mittal Steel’s business, financial condition, results of operations or prospects and its ability to continue to do business in these countries.

In addition, Mittal Steel may encounter difficulties in enforcing court judgments or arbitral awards in some countries in which it operates because those countries may not be parties to treaties that recognize the mutual enforcement of court judgments.

Mittal Steel may experience currency fluctuations and become subject to exchange controls that could adversely affect its business, financial condition, results of operations or prospects.

Mittal Steel operates and sells products in a number of countries, and, as a result, its business, financial condition, results of operations or prospects could be adversely affected by fluctuations in exchange rates. Major changes in exchange rates, particularly changes in the value of the U.S. dollar against the currencies of the countries in which Mittal Steel operates, could have an adverse effect on its business, financial condition, results of operations or prospects.

Some operations involving the South African rand, Kazakh tenge, Brazilian real, Argentine peso, Algerian dinar and Ukrainian hryvnia are subject to limitations imposed by their respective central banks. The imposition of exchange controls or other similar restrictions on currency convertibility in the countries in which Mittal Steel operates could adversely affect its business, financial condition, results of operations or prospects.

Disruptions to Mittal Steel’s manufacturing processes could adversely affect Mittal Steel’s operations, customer service levels and financial results.

Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated failures or other events, such as fires or furnace breakdowns. Mittal Steel’s manufacturing plants have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures or other events. To the extent that lost production as a result of such a disruption could not be compensated for by unaffected facilities, such disruptions could have an adverse effect on Mittal Steel’s operations, customer service levels and financial results.

Natural disasters could significantly damage Mittal Steel’s production facilities.

Natural disasters could significantly damage Mittal Steel’s production facilities and general infrastructure. In particular, Mittal Steel Lázaro Cárdenas’s production facilities are located in Lázaro Cárdenas, Michoacan, Mexico and Mittal Steel Temirtau is located in the Karaganda region of the

Republic of Kazakhstan, both of which are areas that have historically experienced earthquakes of varying magnitude. Extensive damage to either facility, or any other major production complexes, whether as a result of an earthquake or other natural disaster, could, to the extent that lost production as a result of such a disaster could not be compensated for by unaffected facilities, severely affect Mittal Steel’s ability to conduct its business operations and, as a result, reduce its future operating results.

Mittal Steel’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.

The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on Mittal Steel’s business, financial condition, results of operations or prospects. Mittal Steel maintains insurance on property and equipment in amounts believed to be consistent with industry practices but it may not be fully insured against some business risks. Mittal Steel’s insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. Arcelor maintains similar coverage, which eventually will be consolidated under appropriate groupwide policies at the time of their renewal. Under these policies, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms, are also covered. The coverage for Arcelor’s plants is similar to the coverage for Mittal Steel’s plants, except as to natural hazards, earthquakes and windstorms, for which Arcelor relies on self-insurance where external insurance cover is not legally required, as its exposure to those risks is considered to be limited.

Each of the operating subsidiaries of Mittal Steel also maintains various other types of insurance, such as workmen’s compensation insurance and marine insurance. Notwithstanding the insurance coverage that Mittal Steel and its subsidiaries carry, the occurrence of an accident that causes losses in excess of limits specified under the relevant policy, or losses arising from events not covered by insurance policies, could materially harm Mittal Steel’s financial condition and future operating results.

Product liability claims could adversely affect Mittal Steel’s operations.

Mittal Steel sells products to major manufacturers who are engaged to sell a wide range of end products. Furthermore, Mittal Steel’s products are also sold to, and used in, certain safety-critical applications. If Mittal Steel were to sell steel that is inconsistent with the specifications of the order or the requirements of the application, significant disruptions to the customer’s production lines could result. There could also be significant consequential damages resulting from the use of such products. Mittal Steel has a limited amount of product liability insurance coverage, and a major claim for damages related to products sold could leave Mittal Steel uninsured against a portion or all of the award and, as a result, materially harm its financial condition and future operating results.

International trade actions or regulations and trade-related legal proceedings could reduce or eliminate Mittal Steel’s access to steel markets.

Mittal Steel has international operations and makes sales throughout the world, and, therefore, its businesses have significant exposure to the effects of trade actions and barriers. Various countries, including the United States and Canada, have in the past instituted, or are currently contemplating the institution of, trade actions and barriers.

Mittal Steel cannot predict the timing and nature of similar or other trade actions by the United States, Canada or any other country. Because of the international nature of Mittal Steel’s operations, it may be affected by any trade actions or restrictions introduced by any country in which it sells, or has the potential to sell, its products. Any such trade actions could materially and adversely affect Mittal Steel’s business by reducing or eliminating Mittal Steel’s access to steel markets.

In addition to the more general trade barriers described above, if Mittal Steel were party to a regulatory or trade-related legal proceeding that was decided adversely to it, its business, financial condition, results of operations or prospects could be adversely affected.

See “Item 4B—Information on the Company—Business Overview—Government Regulations”.

Significant expenditures and senior management time may be required with respect to Mittal Steel’s internal controls to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Section 404 of the Sarbanes-Oxley Act of 2002 and the regulations of the Securities and Exchange Commission (the “SEC”) thereunder require senior executive and senior financial officers of Mittal Steel to assess on a regular basis the internal controls over financial reporting, evaluate the effectiveness of such internal controls and disclose any material weaknesses in such internal controls. Mittal Steel’s independent registered public accounting firm will also be required to provide an attestation of management’s evaluation, including with respect to entities acquired by Mittal Steel, some of which may have internal control weaknesses or deficiencies. The scope of management’s assessment of Mittal Steel’s internal control over financial reporting did not include an assessment of the disclosure controls and procedures for Arcelor during 2006, and management has excluded Arcelor from its assessment of the effectiveness of Mittal Steel’s internal control over financial reporting as of December 31, 2006. The disclosure controls and procedures for Arcelor will be included in management’s assessment as of December 31, 2007. Consequently, to the extent that Arcelor is discovered to have weak or deficient internal controls, Mittal Steel may be required to allocate significant monetary and management resources to remedy the deficiencies and weaknesses that could otherwise be devoted to Mittal Steel’s daily business operations.

The income tax liability of Mittal Steel may substantially increase if the tax laws and regulations in countries in which it operates change or become subject to adverse interpretations or inconsistent enforcement.

Taxes payable by companies in many of the countries in which Mittal Steel operates are substantial and include value-added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and continuing budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties, which could have a material adverse effect on Mittal Steel’s financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose Mittal Steel to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden. See Note 19 to the Mittal Steel Consolidated Financial Statements.

In addition, many of the jurisdictions in which Mittal Steel operates have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on Mittal Steel’s financial condition and results of operations.

It is possible that taxing authorities in the countries in which Mittal Steel operates will introduce additional revenue raising measures. The introduction of any such provisions may affect the overall tax efficiency of Mittal Steel and may result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on its financial condition and results of operations.

Mittal Steel may face a significant increase in its income taxes if tax rates increase or the tax laws or regulations in the jurisdictions in which it operates, or treaties between those jurisdictions, are modified in an adverse manner. This may adversely affect Mittal Steel’s cash flows, liquidity and ability to pay dividends.

If Mittal Steel were unable to utilize fully its deferred tax assets, its profitability could be reduced.

At December 31, 2006, Mittal Steel had $1,670 million recorded as deferred tax assets on its balance sheet. These assets can be utilized only if, and only to the extent that, Mittal Steel’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences before they expire.

At December 31, 2006, the amount of future income required to recover Mittal Steel’s deferred tax assets was approximately $5,278 million at certain operating subsidiaries. For each of the years ended December 31, 2005 and 2006, these operating subsidiaries generated approximately 62% and 43%, respectively, of Mittal Steel’s consolidated income before tax of $4,676 million and $7,195 million respectively.

Mittal Steel’s ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. If Mittal Steel generates lower taxable income than the amount it has assumed in determining its deferred tax assets, then the value of deferred tax assets will be reduced. See “Item 5A—Operating and Financial Review and Prospects—Operating Results—Year Ended December 31, 2006 Compared to Year Ended December 31, 2005—Income Tax”.

U.S. investors may have difficulty enforcing civil liabilities against Mittal Steel and its directors and senior management.

Mittal Steel is organized under the laws of The Netherlands with its principal executive offices and corporate seat in Rotterdam, The Netherlands. The majority of Mittal Steel’s directors and senior management are residents of jurisdictions outside the United States. The majority of Mittal Steel’s assets and the assets of these persons are located outside the United States. As a result, U.S. investors may find it difficult to effect service of process within the United States upon Mittal Steel or these persons or to enforce outside the United States judgments obtained against Mittal Steel or these persons in U.S. courts, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against Mittal Steel or these persons in courts in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws.

Risks related to the industry.

Mittal Steel is susceptible to the cyclicality of the steel industry, making Mittal Steel’s results of operations unpredictable.

The steel industry has historically been highly cyclical and is affected significantly by general economic conditions and other factors such as worldwide production capacity, fluctuations in steel imports/exports and tariffs. Steel prices are also sensitive to trends in cyclical industries, such as automotive, construction, appliance, machinery, equipment and transportation industries, which are the significant markets for Mittal Steel’s products. Steel markets have been experiencing larger and more pronounced cyclical fluctuations, driven recently by the substantial increase in steel production and consumption in China. This trend, combined with the rising costs of key inputs, mainly metallics, energy, transportation and logistics, presents an increasing challenge for steel producers.

The volatility and the length and nature of business cycles affecting the steel industry have historically been unpredictable, and the recurrence of another major downturn in the industry would negatively impact Mittal Steel’s results of operations and profitability.

See “Item 5A—Operating and Financial Review and Prospects—Overview—Key Factors Affecting Results of Operations” and “—Consolidation in the Steel Industry”.

Rapidly growing demand and supply of steel products in China and other developing economies may result in additional excess worldwide capacity and falling steel prices.

Over the last several years, steel consumption in China and other developing economies such as India has increased rapidly. Steel companies have responded by developing steel production capabilities in these countries. Steel production, especially in China, has been expanding significantly and in 2006, China became a net exporter of steel. Excess Chinese capacity exported to Europe and the United States put downward pressure on steel prices in those markets in 2006. Because China is the largest worldwide steel producer by a large margin, any excess Chinese capacity could have a major negative impact on world steel trade and prices if excess production is continued to be exported to other markets.

Mittal Steel may face significant price and other forms of competition from other steel producers, which could have a material adverse effect on its business, financial condition, results of operations or prospects.

The markets in which steel companies conduct business are highly competitive. Competition could cause Mittal Steel to lose market share, increase expenditures or reduce pricing, any one of which could have a material adverse effect on its business, financial condition, results of operations or prospects. The global steel industry has historically suffered from substantial over-capacity. This has led to substantial price decreases during periods of economic weakness that have not been offset by commensurate price increases during periods of economic strength. Excess capacity in some of the products sold by Mittal Steel will intensify price competition for such products. This could require Mittal Steel to reduce the price for its products and, as a result, may have a material adverse effect on its business, financial condition, results of operations or prospects. Mittal Steel competes primarily on the basis of quality and the ability to meet customers’ product specifications, delivery schedules and price expectation. Some of Mittal Steel’s competitors may have different technologies, lower raw material and energy costs, and lower employee post-employment benefit costs. See “Item 5—Operating and Financial Review and Prospects”.

In addition, the competitive position of Mittal Steel within the global steel industry may be affected by, among other things, the recent trend toward consolidation among Mittal Steel’s competitors, particularly in Europe and the United States; exchange rate fluctuations that may make the products of Mittal Steel less competitive in relation to the products of steel companies based in other countries; and the development of new technologies for the production of steel and steel-related products.

Mittal Steel may encounter supply shortages and increases in the cost of raw materials, energy and transportation.

Steel production requires substantial amounts of raw materials and energy, including iron ore, scrap, electricity, natural gas, coal and coke. Currently, there is a worldwide shortage of coke and coal, mainly as a result of the rapid growth in the demand for steel globally. In 2006, there was a sharp rise in the cost of a number of commodities essential for the process of steel-making. In particular, the prices of zinc and nickel rose substantially due to a worldwide stock shortage. Any prolonged interruption in the supply of raw materials or energy, or substantial increases in their costs, could adversely affect the business, financial condition, results of operations or prospects of steel companies. The availability and prices of raw materials may be negatively affected by, among other factors, new laws or regulations; suppliers’ allocations to other purchasers; interruptions in production by suppliers; accidents or other similar events at suppliers’ premises or along the supply chain; wars, natural disasters and other similar events; changes in exchange rates; consolidation in steel-related industries; the bargaining power of raw material suppliers; worldwide price fluctuations; and the availability and cost of transportation.

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

Further global developments, particularly the dramatic increase in Chinese and Indian demand for materials and inputs used in steel manufacturing, may cause severe shortages and/or substantial price increases in key raw materials and ocean transportation capacity. Inability to recoup such cost increases from increases in the selling prices of steel companies’ products, or inability to cater to their customers’ demands because of non-availability of key raw materials or other inputs, may harm the business, financial condition, results of operations or prospects of steel companies.

Mittal Steel will not necessarily be able to procure adequate supplies in the future. A portion of Mittal Steel’s raw materials are obtained under contracts that are either short-term or are subject to periodic price negotiations. Any prolonged interruption, discontinuation or other disruption in the supply of raw materials or energy, or substantial increases in their costs, may harm Mittal Steel’s business, financial condition, and results of operations or prospects.

Mittal Steel is susceptible to changes in governmental policies and international economic conditions that could limit its operating flexibility and reduce its profitability.

Governmental, political and economic developments relating to inflation, interest rates, taxation, currency fluctuations, trade regulations, social or political instability, diplomatic relations, international conflicts and other factors could limit Mittal Steel’s operating flexibility and reduce its profitability. Mittal Steel has not obtained, and does not intend to obtain, political risk insurance in any country in which it conducts its business.

Competition from other materials could significantly reduce market prices and demand for steel products and thereby reduce Mittal Steel’s cash flow and profitability.

In many applications, steel competes with other materials that may be used as steel substitutes, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood. Additional substitutes for steel products could significantly reduce market prices and demand for steel products and thereby reduce Mittal Steel’s cash flow and profitability.

Mittal Steel is subject to stringent environmental and health and safety regulations that give rise to significant costs and liabilities, including those arising from environmental remediation programs.

Mittal Steel is subject to a broad range of environmental and health and safety laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental and health and safety protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, worker health and safety and the remediation of environmental contamination. For example, U.S. laws and regulations and EU Directives, as well as any new or additional environmental compliance requirements that may arise out of the implementation by different countries of the Kyoto Protocol (United Nations Framework on Climate Change, 1992), may impose new and/or additional rules or more stringent environmental norms with which steel companies may have to comply. Compliance with these obligations may require additional capital expenditures or modifications in operating practices, particularly at steel companies operating in countries that have recently joined the European Union. The costs of complying with health and safety laws and regulations and environmental regulatory or remediation obligations, including participation in the assessment and remediation of contaminated sites, could be significant, and failure to comply could result in the assessment of civil and criminal penalties, the suspension of permits or operations, and lawsuits by third parties. In addition to the impact on current facilities and operations, these standards can give rise to substantial environmental liabilities with respect to divested assets and past activities.

Mittal Steel is involved in a range of compliance actions and legal proceedings concerning environmental matters, all of which relate to legacy obligations arising from acquisitions. In some cases, Mittal Steel has entered into consent decrees or settlement agreements requiring remediation of contamination or other capital improvements relating to environmental matters. Failure to comply with these commitments could result in significant monetary penalties. Mittal Steel is also conducting significant remedial activities at various facilities to address environmental liabilities in the absence of any governmental actions.

Mittal Steel has established reserves for environmental remediation activities and liabilities. However, environmental matters cannot be predicted with certainty, and the reserves may not be adequate, especially in light of the potential for change in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional activities not initially included in the remediation estimates, and the potential for Mittal Steel to be liable for remediation of other sites for which provisions have not been previously established. Such future developments could result in significantly higher environmental costs and liabilities. See Note 23 to the Mittal Steel Consolidated Financial Statements.

Mittal Steel, like other steel companies with operations in the EU, is subject to carbon dioxide, or CO2, legislation. In Europe, according to the framework of the European Emissions Trading system, every year plants receive a number of CO2 allowances to cover their emissions during that year. In addition, Canada and other countries in which Mittal Steel has facilities also may issue laws and regulations requiring reductions in greenhouse gas emissions or the purchase of emission credits.

The EU’s review of the national allocation plans for the 2008-2012 trading period is ongoing. If the allowances granted to Mittal Steel and its subsidiaries for the 2008-2012 trading period are insufficient to cover their CO2 emissions, Mittal Steel will have to purchase additional allowances on the open market or import allowances from third countries in which emission-saving projects carried out under the Kyoto Protocol’s flexible project-based mechanism can generate additional allowances.

See “Item 4B—Information on the Company—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Mittal Steel Overview

Mittal Steel is the world’s largest and most global steel producer. In 2006, Mittal Steel increased its size significantly by acquiring Arcelor, which, at the time of its acquisition, was the world’s second-largest steel producer by production volume. On a pro forma basis after giving effect to its acquisition of Arcelor as if the acquisition occurred on January 1, 2006, Mittal Steel had sales of approximately $88.6 billion, steel shipments of approximately 110.5 million tonnes and an annual production capacity of approximately 138 million tonnes of crude steel for the year ended December 31, 2006.

Mittal Steel is the largest steel producer in the Americas, Africa, and Europe, and it has a growing presence in Asia. Mittal Steel has steel-making operations in 26 countries on four continents, including 64 integrated, mini-mill and integrated mini-mill steel-making facilities. As of December 31, 2006, Mittal Steel had approximately 320,000 employees.

Mittal Steel produces a broad range of high-quality finished and semi-finished carbon steel products. Specifically, Mittal Steel produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. Mittal Steel sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 187 countries, including the automotive, appliance, engineering, construction and machinery industries.

Mittal Steel operates its business in six reportable operating segments: Flat Carbon Americas; Flat Carbon Europe; Long Carbon Americas and Europe; Asia, Africa and CIS; Stainless Steel; and Arcelor Mittal Steel Solutions and Services (trading and distribution). Mittal Steel’s steel-making operations have a high degree of geographic diversification. Approximately 35% of its steel is produced in the Americas, approximately 48% is produced in Europe and approximately 17% is produced in other countries, such as Kazakhstan, Algeria and South Africa. In addition, Mittal Steel’s sales are balanced both geographically and between developed and developing markets, which have different characteristics.

Mittal Steel has access to high-quality and low-cost raw materials through its captive sources and long-term contracts. In 2006, on a pro forma basis after giving effect to the acquisition of Arcelor (assuming full production of iron ore at Dofasco for captive use), approximately 45% of Mittal Steel’s requirements of iron ore and approximately 9% of its coal requirements were supplied from its own mines or from long-term contracts at many of its operating units. Mittal Steel is actively developing its raw material self-sufficiency, including through recent initiatives to gain or expand access to iron ore sources in Liberia, Ukraine and Senegal. In addition, Mittal Steel is the world’s largest producer of direct reduced iron, or DRI, which is a scrap substitute used in the mini-mill steel-making process, with total production on a pro forma basis of approximately 9.3 million tonnes in 2006. Mittal Steel’s DRI production satisfies all of its mini-mill input requirements. Mittal Steel is one of the world’s largest producers of coke, a critical raw material derived from coal, and it satisfies approximately 76% of its coke needs. Mittal Steel’s facilities have good access to shipping facilities, including its eleven deep-water port facilities and its railway sidings.

Mittal Steel’s pro forma net income for the twelve months ended December 31, 2006, after giving full-year effect to its acquisition of Arcelor, was $8.0 billion, or $5.76 per share, as compared with pro forma net income of $8.3 billion, or $5.97 per share, for the year ended December 31, 2005. Mittal Steel’s net income for the year ended December 31, 2006 was $6.1 billion, or $5.29 per share, as compared with net income of $3.8 billion, or $4.80 per share, for the year ended December 31, 2005. As of December 31, 2006, Mittal Steel had shareholders’ equity of $50.2 billion, total debt of $26.6 billion and cash and cash equivalents, including restricted cash, of $6.1 billion.

Mittal Steel is a successor to a business founded in 1989 by Mr. Lakshmi N. Mittal, the Chairman of the Board of Directors and Chief Executive Officer. We have experienced rapid and steady growth since then largely through the consistent and disciplined execution of a successful consolidation-based strategy. We made our first acquisition in 1989, leasing the Iron & Steel Company of Trinidad & Tobago. Some of the principal acquisitions since then include Thyssen Duisberg (Germany) in 1997, Inland Steel (USA) in 1998, Unimetal (France) in 1999, Sidex (Romania) and Annaba (Algeria) in 2001, Nova Hut (Czech Republic) in 2003, BH Steel (Bosnia), Balkan Steel (Macedonia), PHS (Poland) and Iscor (South Africa) in 2004, ISG (USA), Hunan Valin (China) and Kryvorizhstal (Ukraine) in 2005 and three Stelco Inc. subsidiaries (Canada) and Arcelor in 2006.

We have proven expertise in acquiring companies and turning around under-performing assets and believe that we have successfully integrated our previous key acquisitions by implementing a best practice approach in operations and management to enhance profitability. Specifically, focused capital expenditure programs and implementation of improved management practices at acquired facilities have resulted in overall increases in production and shipment of steel products, reductions in production costs and increases in productivity. Mittal Steel’s aggregate capital expenditures for the years ended December 31, 2004, 2005 and 2006 were approximately $837 million, $1,181 million and $2,935 million, respectively.

Mittal Steel has grown through joint ventures and the acquisition of numerous steel-making and other assets, which currently constitute its major operating subsidiaries. Mittal Steel’s principal joint ventures and acquisitions since the start of 2004, which affected its results during the 2004-2006 period, are summarized below.

Investments and Acquisitions

•

In March 2004, Mittal Steel acquired an approximately 69% interest in Mittal Steel Poland (which Mittal Steel has since increased to an approximately 74% interest) and made a commitment to purchase an additional 25% interest by December 2007. Mittal Steel Poland, located in Poland, is one of the largest steel producers in Central and Eastern Europe.

•

In April 2004, Mittal Steel acquired an 80.9% interest in Mittal Steel Hunedoara, which Mittal Steel increased to an 86.6% interest as a result of a debt to equity swap. Mittal Steel Hunedoara, located in Romania, is a downstream steel products manufacturer.

•

In April 2004, Mittal Steel entered into an arrangement with the Government of the Federation of Bosnia and Herzegovina, pursuant to which Mittal Steel acquired a 51% interest in the RZR Ljubija iron ore mines in Bosnia and Herzegovina.

•

In May 2004, Mittal Steel acquired a 44.5% interest (which it has subsequently increased to an 88.5% interest) in Mittal Steel Skopje (CRM) a.d. Mittal Steel Skopje (CRM) a.d. is located near Skopje, Macedonia.

•

In May 2004, Mittal Steel acquired a 56.8% interest (which it has subsequently increased to a 77.4% interest) in Mittal Steel Skopje (HRM) a.d. Mittal Steel Skopje (HRM) a.d. is located near Skopje, Macedonia.

•

In December 2004, Mittal Steel acquired a 51% interest in Mittal Steel Zenica in Bosnia from the Government of the Federation of Bosnia and Herzegovina and from the Kuwait Consulting & Investment Co., which Mittal Steel increased to a 92% interest in December 2005. In conjunction with the acquisition of the controlling interest in Mittal Steel Zenica,

Mittal Steel irrevocably committed to purchase the remaining 8% capital interest no later than 2009. Because these irrevocable commitments transfer operational and economic control of the remaining shares, it has been accounted for as an acquisition of the remaining shares, with a liability recorded equal to the fair value of the guaranteed payments. As of the acquisition date, Mittal Steel’s total effective ownership percentage in Mittal Steel Zenica was 100%.

•

In December 2004, Mittal Steel acquired LNM Holdings from Mittal Steel S.à.r.l., an entity wholly-owned by the Significant shareholder. Mittal Steel S.à.r.l. received 0.27931958 Mittal Steel class A common shares and 0.77068042 Mittal Steel class B common shares for each LNM Holdings common share, or, in the aggregate, 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal Steel class B common shares.

•

On April 15, 2005, Mittal Steel acquired ISG (now part of Mittal Steel USA) for a purchase price of approximately $2.1 billion in cash and 60,891,883 class A common shares, representing an aggregate purchase price of $3.8 billion, including estimated transaction costs and the settlement of ISG stock options. Mittal Steel funded the cash portion of the acquisition through cash on hand and from drawings under the 2005 Credit Facility. As part of the acquisition, Mittal Steel assumed a collective bargaining agreement that reduced the number of job classifications from the over 30 found in historic labor agreements in the steel industry to five, eliminated previously restrictive work rules and made other productivity-enhancing changes.

•

In September 2005, Mittal Steel announced that it had acquired a majority stake in Romportmet, a port facility located in Galati, Romania. Mittal Steel increased its shareholding in Romportmet to 90% through the acquisition of approximately 20 million shares. Mittal Steel purchased an additional 4.5% in December 2005.

•

On September 28, 2005, Mittal Steel acquired 36.67% of Hunan Valin from Hunan Valin Iron & Steel Group Co., Ltd., or the Valin Group, for a total consideration of $338 million. Hunan Valin is listed on the Shenzhen Stock Exchange and is one of the ten largest steel-makers in China, with annual production capacity of 8.5 million tons. This investment provides Mittal Steel with an attractive platform for its future growth in the rapidly expanding Chinese market. As a result of publicly held outstanding convertible bonds being converted into shares, the shareholdings of both Mittal Steel and the Valin Group were diluted to 29.49% and 30.29%, respectively, as of January 20, 2006. Mittal Steel intends to make additional investments in the equity of Hunan Valin.

•

On October 8, 2005, Mittal Steel announced that it had signed a Memorandum of Understanding with the Government of Jharkhand in India for the development of a mining and steel-making complex. Mittal Steel remains in discussion with the local authorities on this project. Following the successful completion of these discussions, Mittal Steel would undertake a Detailed Project Report (“DPR”) to identify the location of the steel plant, iron ore and coal mines and water sources. If the DPR is completed and found acceptable to both Mittal Steel and the Government of Jharkhand, Mittal Steel would enter into definitive agreements.

•

On November 25, 2005, Mittal Steel acquired a 93% stake in Kryvorizhstal, the largest carbon steel long products producer in Ukraine, and associated iron ore and coal mining assets from the State Property Fund of Ukraine following a public auction, for a total consideration of approximately $4.9 billion. The transaction was financed from Mittal Steel’s own cash resources and credit lines. In 2006, Kryvorizhstal (since renamed Mittal Steel Kryviy Rih) had liquid steel production of 7.6 million tons and shipments of 6.9 million tonnes, and produced 17.6 million tonnes of iron ore. In 2006, Mittal Steel increased its interest in Mittal Steel Kryviy Rih to 93.77%.

•

In November 2005, Mittal Steel purchased an additional 2% interest in Mittal Steel South Africa, raising Mittal Steel’s total shareholding in Mittal Steel South Africa to just over 52%. Mittal Steel South Africa is the largest steel producer in Africa.

•

On February 1, 2006, Mittal Canada completed the acquisition of three subsidiaries of Stelco Inc. (“Stelco”). Mittal Canada acquired the Norambar Inc. and the Stelfil Ltée plants located in Quebec and the Stelwire Ltd. plant located in Ontario for C$30 million (approximately $25 million) plus the assumption of C$28 million (approximately $23 million) in debt. The Norambar plant will complement Mittal Canada’s facilities in Contrecœur and Longueuil, boosting Mittal Canada’s capacity by 625,000 tons of billets and 435,000 tons of bars and thereby strengthening its position as a major steel producer in Canada. Stelfil and Stelwire will add 250,000 tons of steel wire to Mittal Steel’s annual production capacity, providing a wider product mix to better meet its customers’ needs.

•

On August 1, 2006, Mittal Steel acquired 91.9% of the share capital of Arcelor (on a fully diluted basis). Through subsequent transactions, Mittal Steel increased its ownership to 94.2% of the issued and outstanding shares of Arcelor and 19.9 million of Arcelor’s convertible bonds; the remaining convertible bonds were redeemed on December 15, 2006.

•

On September 25, 2006, the Comissão de Valores Mobiliáros (the “CVM”), the Brazilian securities regulator, ruled that, as a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel was required to carry out a public offer to acquire all the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of Mittal Steel. Pursuant to the ruling, the value to be offered to Arcelor Brasil’s shareholders is to be determined on the basis of the value of the part of the overall consideration paid for Arcelor by Mittal Steel that was attributable to Arcelor Brasil. On October 26, 2006, Mittal Steel filed with the CVM a request for registration with respect to such offer, and filed amended requests on January 11, 2007, February 27, 2007, and April 5, 2007. As per the amended request for registration filed by Mittal Steel on April 5, 2007, the consideration to be offered per Arcelor Brasil share is R$11.70 in cash and 0.3568 Mittal Steel class A common shares, subject to certain adjustments. As of April 4, 2007, the total value offered per Arcelor Brasil share would be €18.89. Tendering Arcelor Brasil shareholders may also accept an all-cash option, pursuant to which they would receive cash in an amount equal to the value of the cash and share consideration described above, calculated in the manner set forth in the request for registration. On the basis of the closing price for Mittal Steel’s shares on the New York Stock Exchange on April 4, 2007, the maximum amount of cash that may be paid by Mittal Steel will be approximately €4.0 billion (assuming 100% acceptance of the cash option). The maximum number of Mittal Steel class A common shares that may be issued will be approximately 76 million shares, representing 5% of the share capital of Mittal Steel on a fully-diluted basis (assuming 100% acceptance of the mixed option). The request for registration is subject to the approval of the CVM.

•

On December 11, 2006, the Government of Liberia and Mittal Steel announced that they had successfully concluded the review of the Mining Development Agreement that they had entered into in August 2005. The conclusion of the review was formalized in an amendment to the agreement that was signed on December 28, 2006. The amendment raises Mittal Steel’s investment to approximately $1 billion and confirms the parties’ commitment to the project. The agreement gives Mittal Steel access to iron ore deposits in Western Liberia, and Mittal Steel’s investment will cover development of the mines, related railway and port infrastructure and provides means for community development.

•

On December 20, 2006, Mittal Steel announced the acquisition of Sicartsa, a Mexican integrated steel producer, from Grupo Villacero for an enterprise value of approximately $1.4 billion. Sicartsa, with production facilities in Mexico and Texas, is a fully-integrated producer of long steel, with an annual production capacity of approximately 2.7 million tonnes. Sicartsa’s wholly-owned mine is linked directly to the plant via a slurry pipeline.

Mittal Steel expects its acquisition of Sicartsa to generate approximately $80 million of industrial synergies in addition to $50 million of commercial, procurement and selling, general and administrative synergies. Sicartsa is sharing its production site with Mittal Steel Lázaro Cárdenas. Prior to its privatization in 1991, which led to its separation into two entities, the Lázaro Cárdenas steelworks operated as a single integrated site producing both flat and long carbon products. Mittal Steel Lázaro Cárdenas is Mexico’s largest steel producer and slab exporter. The plant has a capacity of 4 million tonnes per year.

On December 20, 2006, Mittal Steel also entered into a 50/50 commercial joint venture with Grupo Villacero to distribute and trade Mittal Steel long products in Mexico and in the southwest United States.

•

On December 21, 2006, Mittal Steel announced that it had signed a Memorandum of Understanding with the Government of the State of Orissa in India to set up a steel-making operation in the Keonijhar District. Mittal Steel intends to undertake a DPR based on the needs of the steel plant. This would include captive mining facilities, captive power supply, water supply infrastructure and other facilities as required, including setting up townships for its employees. Should the DPR lead to implementation, it is currently anticipated that the project would entail an investment of approximately Rs 40,000 crores (approximately US$9 billion). The intention is to build an integrated steel plant with a total annual capacity of 12 million tonnes. The project would be developed in two phases of 6 million tonnes each. It is expected that the first phase would be completed within 48 months from the date of submission of the DPR and the second phase within a further 54 months after the completion of the first phase.

Divestments

•

On January 26, 2006, Mittal Steel and ThyssenKrupp AG entered into a letter agreement which provided that if Mittal Steel was successful in its tender offer for Arcelor and was able to exert management control “with the ability to sell Dofasco”, Mittal Steel would cause Arcelor to sell Dofasco to ThyssenKrupp. During March and April 2006, Arcelor acquired 100% of the shares of Dofasco. On April 3, 2006, Arcelor transferred 89% of the shares of Dofasco to the Strategic Steel Stichting (“S3”), an independent foundation under Dutch law, thereby removing Arcelor’s ability to sell or otherwise dispose of such shares without S3’s consent. On June 25, 2006, Mittal Steel and Arcelor agreed to the terms of a recommended offer, pursuant to which Mittal Steel has acquired approximately 94% of the share capital of Arcelor.

On August 1, 2006, the U.S. Department of Justice (the “DOJ”) announced that it had concluded that the acquisition by Mittal Steel of Arcelor was likely to lessen substantially competition in the market for tin mill products in the Eastern United States and filed in the U.S. District Court in Washington, D.C. a consent decree that Mittal Steel had previously signed with the DOJ on May 11, 2006. The consent decree required the divestiture of Dofasco or, if Mittal Steel were unable to sell Dofasco, the divestiture of either Mittal Steel’s Sparrows Point facility in Maryland or Mittal Steel’s Weirton facility in West Virginia. The consent decree provided that the DOJ in its sole discretion would choose which plant would be sold. The consent decree also included a Hold Separate Stipulation and Order, which provided that Dofasco would be maintained as a separate business, independent of the other businesses of Mittal Steel and Arcelor, until Dofasco was divested or the DOJ made its selection of the alternative plant to be divested.

After the consent decree was filed in court, the boards of both Mittal Steel and Arcelor requested the directors of S3 to dissolve the foundation in order to allow the sale of Dofasco. On November 10, 2006, however, S3’s directors unanimously decided not to dissolve the foundation and to retain the Dofasco shares, thereby continuing to prevent their sale.

On December 22, 2006, ThyssenKrupp initiated summary legal proceedings against Mittal Steel in the District Court in Rotterdam alleging that Mittal Steel had breached the letter agreement by failing to cause Arcelor to initiate litigation against S3 to force S3 to transfer the Dofasco shares to Arcelor so as to permit their sale to ThyssenKrupp. The suit sought, among other things, a court order directing Mittal Steel to cause Arcelor to commence summary proceedings in the Dutch courts to force S3 to return the Dofasco shares to Arcelor. On January 23, 2007, the District Court in Rotterdam denied ThyssenKrupp’s petition for an order. The time for ThyssenKrupp to appeal the Rotterdam District Court’s order has expired.

On February 20, 2007, the DOJ informed Mittal Steel that the DOJ had selected the Sparrows Point steel mill located near Baltimore, Maryland for divestiture under the consent decree filed by the DOJ in August 2006. According to the decree, any such divestiture must take place within ninety days from February 20, 2007, subject to possible extensions by the DOJ. The selection of Sparrows Point by the DOJ ended the period during which Mittal Steel must hold Dofasco separate from its operations.

Recent Developments

•

In January 2007, Mittal Steel sold Travi e Profilati di Pallanzeno (“TPP”) and its 49.9% stake in San Zeno Acciai to Duferco for an enterprise value of €117 million. Such divestment was pursuant to a commitment made to the European Commission in connection with Mittal Steel’s acquisition of Arcelor. In 2006, TPP generated sales of approximately €190 million with an annual production of approximately 500,000 tonnes of long carbon steel products.

•

On January 19, 2007, Mittal Steel announced that it had agreed to sell Huta Bankowa Spólka z.o.o. (“Huta Bankowa”) to Alchemia SA Capital Group for an enterprise value of approximately €37 million (approximately $48 million). Such divestment was pursuant to a commitment made to the European Commission in connection with Mittal Steel’s acquisition of Arcelor. Huta Bankowa, a wholly-owned subsidiary of Mittal Steel, is located in Dabrowa Gornicza in southern Poland. The transaction is expected to close in 2007, subject to European Commission approval and applicable antitrust clearances.

•

On February 14, 2007, Mittal Steel signed a joint venture agreement with the Bin Jarallah Group of companies for the design and construction of a seamless tube mill in Saudi Arabia. This facility will be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf. The mill will have a capacity of 500,000 tonnes per year. Construction is planned to commence at the end of the first quarter of 2008 and to be completed by the fourth quarter of 2009. Mittal Steel will hold a 51% interest in the company established for this project, with the Bin Jarallah Group holding the remaining 49%.

•

On February 23, 2007, Mittal Steel announced that it had signed agreements with the State of Senegal in West Africa to develop iron ore mines in the Faleme region of South East Senegal. The project is expected to require an investment of approximately $2.2 billion. The project is an integrated mining project that will encompass the development of the mine, the building of a new port near Dakar and the development of approximately 750 kilometers of rail infrastructure to link the mine with the port. Mittal Steel expects the mine to produce approximately 750 million tonnes of iron ore. Mittal Steel expects to commence production of the mines in 2011. The agreements will become effective upon the fulfillment of certain conditions by the State of Senegal.

•	On March 2, 2007, Mittal Steel was included in the AEX index and the FTSE4Good Index Europe indexes. On September 18, 2006, Mittal Steel was included in the CAC 40 index.

•

On March 2, 2007, Mittal Steel announced that 385,340,210 Mittal Steel class B common shares owned by Mittal Investments S.à.r.l. had been converted into 385,340,210 Mittal Steel class A common shares. This conversion had no impact on the total number of shares (1,392,308,490 shares, consisting of 1,320,158,490 class A common shares and 72,150,000 class B common shares).

•

On March 5, 2007, Mittal Steel sold Stahlwerk Thüringen GmbH (“SWT”) to Grupo Alfonso Gallardo for an enterprise value of €591 million (approximately $768 million). Such divestment was pursuant to a commitment made to the European Commission in connection with Mittal Steel’s acquisition of Arcelor. SWT, which was a wholly-owned subsidiary of Mittal Steel, is located at Unterwellenborn, Thüringen, Germany. In 2005, SWT’s sales were approximately €400 million. SWT employs approximately 700 people and produces steel sections of up to 550 millimeters in width used in building and construction.

•

On March 16, 2007, Mittal Steel announced that it was investing in a new steel service center in Krakow, Poland. Incorporating two de-coiling lines and a slitting line, this facility will have a processing capacity of 450,000 tons per year and will strengthen Mittal Steel’s network of steel service centers in Poland. Operation is expected to commence in the fall of 2007.

•

On March 16, 2007, Mittal Steel announced that it had signed a definitive agreement with Noble International, Ltd. (“Noble”) for the combination of their laser-welded tailored blanks businesses. In exchange for its laser-welded blanks business in western and eastern Europe, China, India and the United States, Mittal Steel will receive $300 million from Noble, including $131,250,000 in a combination of cash, a Noble note and the assumption of certain financial obligations, and 9,375,000 shares of Noble common stock. Mittal Steel and Noble are also seeking to include in the transaction the tailored blanks business of Powerlasers, a unit of Dofasco, for additional consideration of approximately $50 million, subject to the approval of the trustees of Dofasco. Upon completion of the transaction, which is expected to occur in June 2007, Mittal Steel will become the largest shareholder of Noble, with approximately 40% of its issued and outstanding common shares and four of the nine seats on its Board of Directors.

Other Information

Mittal Steel Company N.V. is a public limited liability company that was incorporated under the laws of The Netherlands on May 27, 1997. Mittal Steel is registered at the Commercial Register in Rotterdam under number 24275428. Mittal Steel intends to merge with and into Arcelor, its subsidiary, with Arcelor being the surviving entity. In connection with the merger, Arcelor will be renamed, and that renamed entity will be organized under the laws of Luxembourg.

The mailing address and telephone number of Mittal Steel’s registered office are:

Mittal Steel Company N.V.

Hofplein 20

3032 AC Rotterdam

The Netherlands

+31 10 217 8800

Mittal Steel’s agent for U.S. federal securities law purposes is:

Mittal Steel USA Inc.

1 South Dearborn

Chicago, Illinois 60603

United States of America

Mittal Steel class A common shares are listed and traded on the NYSE (symbol “MT”), Mittal Steel’s principal United States trading market, and outside the United States on Euronext Amsterdam (“MT”), Euronext Paris (“MTP”), Euronext Brussels (“MTBL”), the Luxembourg Stock Exchange (“MTLX”) and the Spanish Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia (“MTS”).

Internet Site

Mittal Steel maintains an Internet site at www.arcelormittal.com. Information contained in or otherwise accessible through this Internet site is not a part of this annual report. All references in this annual report to this Internet site are inactive textual references to this URL and are for your information only.

B. Business Overview

Competitive Strengths

We believe that the following factors contribute to our success in the global steel industry:

Scale and scope of operations. Mittal Steel is the world’s largest steel producer. We have an annual production capacity of approximately 138 million tonnes of crude steel for the year ended December 31, 2006, and in 2006 we shipped approximately 110.5 million tonnes of steel on a pro forma basis. We are the largest producer of steel in the Americas, Africa and Europe, and we have a growing presence in Asia. In 2006, we significantly increased our size by acquiring Arcelor, which was the world’s second-largest steel producer by production volume at that time. We have operations in each country party to the North American Free Trade Agreement, or NAFTA, and in many member states of the European Union, which facilitates the free trade of goods between such countries. In addition, certain of our operating units have access to markets experiencing above average growth in steel consumption. The combination of our local, regional and international distribution provides us with a global manufacturing and marketing presence, and we use our scale and global presence to achieve significant cost savings and operational efficiencies in production, procurement and marketing.

Integrated business model focused on low-cost production. We believe that our access to relatively low-cost raw materials, efficient use of steel-making facilities, global procurement strategy and implementation of overall company-wide knowledge management practices make us one of the lowest cost steel producers in each of the regions in which we operate. Many of our operating units are strategically well located to access low-cost raw materials, such as iron ore in Kazakhstan, Mexico, Brazil and Ukraine, and natural gas in Trinidad and Tobago. Our operations also have strong vertical integration as a result of our captive sources of raw materials, such as iron ore, coal and coke, and our access to owned infrastructure, such as deep-water port facilities and railway sidings. We believe that our degree of raw material integration provides us with a competitive advantage through our ability to better monitor the quality of our raw materials and through reduced exposure to the volatility of raw material spot market prices. Our downstream integration through AM3S enables us to service our markets and customers more directly. In addition, we seek to maximize operational efficiencies by implementing strict cost management and targeting capital investments to achieve lower costs of production at each of our facilities. As a result, we believe that we are well positioned to manage the cyclicality of the steel industry.

Diverse product portfolio and strong customer relationships. We produce a diversified portfolio of products to meet a wide range of customer needs across all steel consuming industries, including the automotive, appliance, engineering, construction and machinery industries. We sell our products in local markets and through our centralized marketing organization to customers in approximately 187 countries. We believe that our diversified product offering enables us to build strong relationships with our customers, which include many of the world’s major automobile and appliance manufacturers. Our research and development facilities in North America and Europe help to strengthen our relationship with our customers as we work with them to meet their evolving product needs.

Proven expertise in steel acquisitions and turnarounds. Our senior management team has proven expertise in successfully acquiring and integrating operations and turning around underperforming assets within tight timeframes. We utilize a disciplined approach to investing and have teams from different business units across our company responsible for evaluating any new asset, conducting due diligence and monitoring integration and post-acquisition performance. Since our inception in 1989, we have grown through a series of acquisitions and by improving the operating performance and financial management at the facilities that we have acquired. In particular, we seek to improve acquired businesses by eliminating operational bottlenecks, addressing any historical under-investments and increasing acquired facilities’ capability to produce higher quality steel. We introduce focused capital expenditure programs, implement company-wide best practices, balance working capital, ensure adequate management resources and introduce safety and environmental improvements at acquired facilities. We believe that these operating and financial measures have reduced conversion costs of production, increased productivity and improved the quality of steel produced at these facilities.

Business improvement through company-wide knowledge management program. Knowledge sharing and implementing best practices is an integral part of our management philosophy. Through our global Knowledge Management Program (“KMP”), we share, develop and utilize our knowledge and experience across our facilities to accelerate improvement in business performance. The KMP covers all key functional areas, such as procurement, marketing and health and safety, as well as the main steps in steel production and processing. The KMP includes ongoing detailed benchmarking, regular technical meetings and information-sharing at the corporate, regional and operating levels and inter-plant expert and operational support to drive performance improvement. The KMP enables each business unit to benefit from the scale and reach of our global presence and to have access to the best practices and experience within our company. We believe that the KMP provides a differentiating advantage to our business performance by continuously contributing to reduced procurement and conversion costs and enhanced productivity and profitability.

Research and Development. Our research and development facilities in Europe and North America help to strengthen our relationship with our customers as we work with them to meet their evolving product needs and developing new steel solutions. Our research and development centers support our business units in process improvement and innovation to produce the best quality steel at the lowest cost and environmental impact. Mittal Steel’s expanded size has helped it to increase and strengthen the number of research partnerships in which it is involved with world-class scientific and technical universities. Common research work on projects dealing with automotive steel and manufacturing processes through the Global Strategic Alliance with Nippon Steel has continued.

Strong financial profile. We believe that our strong financial position and cash flow generation, as illustrated by our corporate investment grade credit ratings, enable us to take advantage of acquisition and investment opportunities. We currently have corporate investment grade credit ratings of “BBB” from Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and from Fitch Ratings, and a senior implied rating of “Baa3” from Moody’s Investors Service Ltd. As of December 31, 2006, we had cash and cash equivalents (including short-term investments and restricted cash) of $6.1 billion and total debt of $26.6 billion. In addition, including our operating subsidiaries, we had available borrowing capacity of $9.0 billion at December 31, 2006.

Experienced management team led by our founder, Mr. Lakshmi N. Mittal. Mittal Steel is led by Mr. Lakshmi N. Mittal, Chairman of the Board of Directors and Chief Executive Officer and founder of the Mittal Steel, who is supported by a strong and experienced central and local management team.

Business Strategy

Mittal Steel’s success has been built on a consistent strategy that emphasizes size and scale, vertical integration, product diversity, continuous growth in higher value products and a strong customer focus. We intend to continue to play a leading role in the consolidation of the global steel industry and to be the global leader in the steel industry. Key elements of our strategy are to:

Consolidate our leadership position in high quality products into a global customer platform. We have established a reputation for producing high quality steel products for the most demanding applications. We intend to continue to partner with our key customers in research and development activities and in assisting them in their product design initiatives to ensure that we remain a supplier of preference for them.

Customers for high quality steel products, which today are primarily based in mature economies, are becoming increasingly global and expanding their capacities in developing countries to serve rising local demand. These globalizing customers value a supplier’s ability to deliver worldwide the same products of consistent quality. We will continue to invest in our assets and capabilities in emerging economies in order to meet the needs of these markets. In regions where we have a relatively limited presence (such as China and India), we will look at acquisition opportunities or greenfield possibilities to complete our global footprint.

Utilize our existing geographic diversification and strong position in high quality products in mature economies to capture future growth in Brazil, Russia, India, China, Eastern Europe and Turkey (“BRICET”) countries. Worldwide steel demand is driven by growth in developing economies, namely BRICET countries. Our acquisition strategy over recent years has given us a leading position in Africa, Central and Eastern Europe, South America and Central Asia to benefit from this growth. We are also building our presence in China and India. As these economies develop, local customers will require increasingly advanced steel products as market needs change. We will continue to transfer capability for higher quality products from our operations in developed markets to our operations in developing markets to enable us to grow with these changing needs.

Maintain a high degree of product diversification. A global steel producer must be able to meet the needs of different markets. Steel consumption and product requirements clearly differ between mature economy markets and developing economy markets. Steel consumption in mature economies is weighted towards flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. To meet these diverse needs, we plan to maintain a high degree of product diversification. We also plan to seek opportunities to increase the proportion of our product mix consisting of higher value added products.

Maintaining strong, long-term customer relationships. Mittal Steel intends to continue to focus on the development and maintenance of long-term relationships with its customers. Mittal Steel has entered into long-term framework agreements with key customers, in particular in the flat steel segment. For example, we provide just-in-time inventory management for our leading U.S. and European, based automotive industry clients.

With more than 25% of the worldwide market share of flat steel sheets for the automotive industry, Mittal Steel is a strategic partner for the major original equipment manufacturers (“OEMs”) and develops a capability to build long-term relationships with them based on long-term contracts, early vendor involvement, contributions to global OEM platforms and common value-creation programs.

The global industrial footprint of Mittal Steel, combined with a capability to deploy the same standards on different continents, allows Mittal Steel to assist the major OEMs in their international developments.

Achieve cost leadership and operational excellence across the product range. Cost leadership is essential in the steel industry. To maintain this, we intend to utilize our scale and global presence to achieve greater production efficiencies, operational synergies and cost savings across our business. Specifically, we plan to:

•

Develop and maintain a cost-competitive supply base. Our size and geographic scope give us access to local, regional and global suppliers and enable us to continue to develop and secure high quality and cost competitive supplies. We plan to pursue these opportunities by adopting global and regional commercial procurement strategies and by executing these strategies on either a local or centralized basis as appropriate.

•

Maximize the operational efficiency and effectiveness of our plants. We plan to continue to invest in technology and process development in order to lower production costs and improve performance. We utilize and adapt a wide range of steel-making technologies, depending upon local conditions, for raw material and energy supplies. In addition, we seek to protect and enhance our competitiveness through our knowledge management and continuous improvement programs and by looking for opportunities for facility optimization and specialization on a product basis.

•

Practice capital management discipline. The steel industry is capital intensive. Therefore, we promote capital management discipline to improve our capital efficiency. We plan to continue to focus our capital expenditure programs on eliminating production bottlenecks and improving product capabilities to meet the requirements for higher value-added products. Where appropriate, we utilize our in-house design, engineering and fabrication capabilities to reduce the capital cost of projects.

•

Continue to invest in low-cost semi-finished capacity. We have some of the most cost-competitive steel-making operations in the world at its facilities in South Africa, Brazil, Ukraine and Kazakhstan. We intend to increase capacity at these facilities, which can advantageously supply slabs and other semi-finished products to downstream facilities in North America and Europe.

Maintain a high level of vertical integration to hedge against price fluctuations of raw materials. Upstream integration allows steel companies to hedge against supply-side constraints and price fluctuations for key raw materials. We intend to increase selectively our access to and ownership of low-cost raw material supplies, particularly in locations adjacent to or accessible from our steel plant operations.

Enhance our research and development leadership to drive innovation and growth. We intend to continue to invest in our research and development capabilities to ensure we can develop and deliver the high-end products that our key customers require. As we grow, the investment in our research and development activities becomes leveraged over a larger asset base. This should allow further investment in order to accelerate innovation. As part of our research and development strategy, we intend to continue to promote and develop our relationships with public research institutes and universities.

Own and manage distribution channels in key geographic regions. Downstream integration is a key element of our strategy to build a global customer franchise. In high-value products, downstream integration allows steel companies to be closer to the customer and capture a greater share of value-added activities. As our key customers globalize, we intend to invest in value-added downstream operations, such as steel service centers and downstream operations, such as our building and construction support unit services serving the construction industry. In addition, we intend to continue to develop our distribution network in selected geographic regions. These downstream and distribution activities should allow us to benefit from better market intelligence and better manage inventories in the supply chain to reduce volatility and improve working capital management.

Build a world-class organization to implement the strategy. We intend to build the world’s most admired steel institution with leading management, social, human resources and corporate sustainability policies. In doing so, we plan to attract, develop and retain the best possible management talent. We intend to maintain an open and performance-oriented culture designed to encourage managers at all levels to act like entrepreneurs, to assume accountability, to make decisions in the best interest of Mittal Steel and to support one another in all efforts to improve continuously.

Business Overview

Mittal Steel has a high degree of geographic diversification relative to other steel companies. During 2006, Mittal Steel shipped its products to customers in approximately 187 countries, with its largest markets in the Flat Carbon Europe and Flat Carbon Americas segments. Mittal Steel conducts its business through its operating subsidiaries. Many of these operations are strategically located with access to on-site deep water port facilities, which allow for cost-efficient import of raw materials and export of steel products. As of December 31, 2006, Mittal Steel had approximately 320,000 employees.

Prior to its acquisition of Arcelor in August 2006, Mittal Steel reported the results of its operations based on their geographic location (America, Europe and Asia/Africa). Following the acquisition, Mittal Steel restructured its operations to align them with the structure in place at Arcelor and the new management structure. Mittal Steel now reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Stainless Steel and AM3S (trading and distribution).

The following table sets forth selected financial data by operating segment:

(Amounts in $ millions)	Flat Carbon Americas	Flat Carbon Europe	Long	Asia, Africa and CIS	Stainless Steel	AM3S	Consolidated

Year ended December 31, 2004
Sales	$5,438	$3,608	$7,894	$7,544	—	—	$20,612
Operating income	1,327	866	1,423	2,022	—	—	5,514
Depreciation and amortization	131	135	178	214	—	—	734
Capital expenditures	94	144	154	478	—	—	837
Total assets at December 31, 2004	3,778	3,091	6,081	7,260	—	—	21,693

Year ended December 31, 2005
Sales	11,241	3,676	7,676	9,909	—	—	28,132
Operating income	1,289	367	641	2,335	—	—	4,729
Depreciation and amortization	283	174	226	318	—	—	1,113
Capital expenditures	304	190	206	479	—	—	1,181
Total assets at December 31, 2005	11,180	3,028	10,283	13,158	—	—	33,867

Year ended December 31, 2006
Sales	17,585	14,366	13,120	14,388	3,261	5,221	58,870
Operating income	1,904	959	1,805	2,584	363	174	7,499
Depreciation and amortization	658	618	385	447	89	39	2,296
Capital expenditures	759	818	577	537	61	62	2,935
Total assets at December 31, 2006	17,160	26,586	21,221	15,947	4,775	3,995	112,166

The following table sets forth selected financial data by geographic region:

(Amounts in $ millions)	Americas	Europe	Asia & Africa	Consolidated

Year ended December 31, 2004
Sales	$6,560	$9,905	$6,061	$20,612
Operating income	1,583	1,965	2,035	5,514
Depreciation and amortization	185	297	191	734
Capital expenditures	130	289	498	837
Total assets at December 31, 2004	7,870	38,106	9,327	21,693

Year ended December 31, 2005
Sales	12,467	9,762	7,683	28,132
Operating income	1,676	933	2,219	4,729
Depreciation and amortization	341	312	273	1,113
Capital expenditures	335	391	455	1,181
Total assets at December 31, 2005	24,204	46,092	9,738	33,867

Year ended December 31, 2006
Sales	22,798	29,156	9,987	58,870
Operating income	2,612	3,141	1,664	7,499
Depreciation and amortization	808	1,174	310	2,296
Capital expenditures	1,375	1,588	369	2,935
Total assets at December 31, 2006	39,482	142,802	13,703	112,166

See also Note 24 to the Mittal Steel Consolidated Financial Statements.

Products

Mittal Steel has a high degree of product diversification relative to other steel companies. Its plants manufacture a broad range of finished and semi-finished steel products of different specifications, including many difficult and technically sophisticated products that it sells to demanding customers for use in high-end applications.

Mittal Steel’s principal products include:

•	direct reduced iron;

•	semi-finished flat products such as slabs;

•	finished flat products such as plates, hot- and cold-rolled sheets and hot-dipped and electro-galvanized sheets and tinplate;

•	semi-finished long products such as blooms and billets;

•	finished long products such as bars, wire-rods, structural sections, rails and wire-products;

•	seamless and welded pipes and tubes; and

•	stainless steel products.

Steel-making Process

Historically, primary steel producers have been divided into “integrated” and “mini-mill” producers. Over the past few decades, a third type of steel producer has emerged that combines the strengths of both the integrated and the mini-mill processes. These producers are referred to as “integrated mini-mill producers”.

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

Integrated Mini-Mills

Integrated mini-mills are mini-mills that produce their own metallic raw materials consisting of high-quality scrap substitutes, such as direct reduced iron. Unlike most mini-mills, integrated mini-mills are able to produce steel with the quality of an integrated producer, since scrap substitutes, such as direct reduced iron, are derived from virgin iron ore, which has fewer impurities. The internal production of scrap substitutes as the primary metallic feedstock provides integrated mini-mills with a competitive advantage over traditional scrap-based mini-mills by insulating the integrated mini-mills from their dependence on scrap, which is generally more expensive and has been subject to price volatility, generally rising prices and limited availability from time to time. The internal production of metallic feedstock also enables integrated mini-mills to reduce handling and transportation costs. The high percentage use of scrap substitutes such as direct reduced iron also allows the integrated mini-mills to take advantage of periods of low scrap prices by procuring a wide variety of lower-cost scrap grades, which can be blended with the higher-purity direct reduced iron charge. Because the production of direct reduced iron involves the use of significant amounts of natural gas, integrated mini-mills are more sensitive to the price of natural gas than are mini-mills using scrap.

Key Products

Steel-makers primarily produce three types of steel products, flat products and long products and stainless steel. Flat products, such as sheet or plate, are produced from slabs. Long products, such as bars, rods and structural shapes, are rolled from blooms and/or billets. Stainless steel products include austenitic stainless, ferritic stainless and martensitic stainless.

Flat Products

Slab. A slab is a semi-finished steel product obtained by the continuous casting of steel or rolling ingots on a rolling mill and cutting them into various lengths. A slab has a rectangular cross-section and is used as a starting material in the production process of other flat products (e.g., hot-rolled sheet).

Hot-Rolled Sheet. Hot-rolled sheet is minimally processed steel that is used in the manufacture of various non-surface critical applications, such as automobile suspension arms, frames, wheels, and other unexposed parts in auto and truck bodies, agricultural equipment, construction products, machinery, tubing, pipe and guard rails. All flat-rolled steel sheet is initially hot-rolled, a process that consists of passing a cast slab through a multi-stand rolling mill to reduce its thickness to less than 12 millimeters. Flat-rolled steel sheet that has been wound is referred to as “coiled”.

Cold-Rolled Sheet. Cold-rolled sheet is hot-rolled sheet that has been further processed through a pickle line, which is an acid bath that removes scaling from steel’s surface, and then successively passed through a rolling mill without reheating until the desired gauge, or thickness, and other physical properties have been achieved. Cold-rolling reduces gauge and hardens the steel and, when further processed through an annealing furnace and a temper mill, improves uniformity, ductility and formability. Cold-rolling can also impart various surface finishes and textures. Cold-rolled steel is used in applications that demand higher surface quality or finish, such as exposed automobile and appliance panels. As a result, the prices of cold-rolled sheet are higher than the prices of hot-rolled sheet. Typically, cold-rolled sheet is coated or painted prior to sale to an end-user.

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

Tinplate. Tinplate is a light-gauge, cold-rolled, low-carbon steel usually coated with a micro-thin layer of tin. Tinplate is usually between 0.14 millimeters and 0.84 millimeters thick and offers particular advantages for packaging, such as strength, workability, corrosion resistance, weldability and ease in decoration. Food and general line steel containers are made from tinplate.

Long Products

Billets/Blooms. Billets and blooms are semi-finished steel products. Billets generally have square cross-sections up to 155 millimeters by 155 millimeters, and blooms generally have square cross-sections greater than 155 millimeters by 155 millimeters. These products are either continuously cast or rolled from ingots and are used for further processing by rolling to produce finished products like bars and wire rod sections.

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

Special Bar Quality (SBQ) Steel. SBQ steel is the highest quality steel long product and is typically used in safety-critical applications by manufacturers of engineered products. SBQ steel must meet specific applications’ needs for strength, toughness, fatigue life and other engineering parameters. SBQ steel is the only bar product that typically requires customer qualification and is generally sold under contract to long-term customers. End-markets are principally the automotive, heavy truck and agricultural sectors, and products made with SBQ steel include axles, crankshafts, transmission gears, bearings and seamless tubes.

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

Seamless Tube. Seamless tubes have outer dimensions of approximately 25 to 508 millimeters. They are produced by piercing solid steel cylinders in a forging operation in which the metal is worked from both the inside and the outside. The final product is a tube with uniform properties from the surface through the wall and from one end to the other.

Welded Pipes and Tubes. Welded pipes and tubes are manufactured from steel sheet that is bent into a cylinder and welded either longitudinally or helically.

Structural Sections. Structural sections or shapes is the general term for rolled flanged shapes with at least one dimension of their cross-section of 80 millimeters or greater. They are produced in a rolling mill from reheated blooms or billets. Structural sections include wide-flange beams, bearing piles, channels, angles and tees. They are used mainly in the construction industry and in many other structural applications.

Rails. Rails are hot-rolled from a reheated bloom. They are used mainly for railway rails but they also have many industrial applications, including rails for construction cranes.

Stainless Steel

Stainless steel is steel with a carbon content less than or equal to 1.2%, together with a chromium content of at least 10.5%, possibly with additional alloying elements. The alloying elements most commonly used in stainless steels are chromium, nickel, molybdenum, titanium, niobium, manganese, nitrogen, copper, silicon, aluminum and vanadium. The addition of other elements provides further advantages, such as: resistance to corrosion in highly aggressive media; resistance to oxidation at high temperatures; toughness and ductility at very low temperatures; high mechanical strength; and fabricability (including drawing, bending, hydroforming, welding and brazing). The following are main classifications of stainless steel:

•	Austenitic stainless steel is the most widely used grade and is characterized as non-magnetic and typically contains 19% chromium, as well as nickel, which increases its corrosion resistance;

•	Ferritic stainless steel is a grade characterized as being magnetic with low carbon content and chromium content of 13-17%;

•	Martensitic stainless steel is a grade characterized as being magnetic and has a 12% chromium content and a moderate carbon content; and

•	Duplex 318 series stainless steel is a grade characterized as having greater strength and corrosion resistance properties than other grades.

Direct Reduced Iron

Direct reduced iron is produced by removing the oxygen from iron ore without melting it. Direct reduced iron is used as feedstock for electric arc furnaces and is a high-quality substitute for scrap.

In 2006, Mittal Steel was the world’s largest producer of direct reduced iron, with total production of 9.3 million tonnes. Direct reduced iron enables Mittal Steel to control the quality and consistency of its metallic input, which is essential to ensure uniform high quality of the finished products. Direct reduced iron has historically given Mittal Steel a cost advantage compared to scrap.

Raw Materials and Energy

Our principal inputs are iron ore, coal, coke, scrap, hot metal, alloys, energy and industrial gases.

Our strategy to procure raw materials comprises:

•	pursuing the lowest prices available and lowest cost of ownership through aggregated purchasing and supply chain optimization;

•	acquiring captive sources of certain raw materials, in particular iron ore and coal;

•	exploiting our global purchasing reach; and

•	leveraging local cost advantages on a global scale.

Mittal Steel sources significant portions of its iron ore needs from its own mines. Its mines are located in Algeria, Bosnia, Brazil, Canada, Kazakhstan, Mexico, Ukraine and the United States. There are also mines under development in Liberia, Mexico and Senegal. Mittal Steel expects to increase its iron ore self-sufficiency by expanding its iron ore production capacity at its existing operations, including Mexico and the Ukraine. Mittal Steel also has in place a few structural relationships providing a long-term source of iron ore. Together, these sources generated 45% of Mittal Steel’s iron ore needs in 2006 (on a pro forma basis after giving effect to the acquisition of Arcelor and assuming full production of iron ore at Dofasco for captive use).

Mittal Steel also enters into long-term purchase agreements with certain iron ore suppliers to meet a substantial portion of its iron ore needs. Mittal Steel’s principal international suppliers include Companhia Vale do Rio Doce and MineraAoes Brasileiras Reunidas S.A. in Brazil, Shougang Hierro Peru S.A. in Peru and Corporacion Venezolana de Guyana in Venezuela. These contracts generally provide for the purchase prices to be negotiated annually based on market prices.

Mittal Steel sources the balance of its iron ore requirements through short-term contracts.

Mittal Steel has its own coke-making facilities in the United States, Poland, Kazakhstan, South Africa, Romania, Ukraine and the Czech Republic. While Mittal Steel meets most of its own coke requirements, certain of Mittal Steel’s operating subsidiaries buy coke from other sources to optimize cost savings from transport efficiencies, and certain of its subsidiaries also sell excess coke at market prices to third parties. In the United States we source approximately 2 million tonnes of coke from outside sources in the United States, as Mittal Steel has access to both inland and coastal waterway systems that enable it to transport more easily its coke requirements.

Mittal Steel USA produces approximately 30% of its coke requirement in its own batteries. An additional 45% is provided by long -term contracts from dedicated coke batteries owned by third parties. These contracts provide formula-priced coke independent of changes in the coke market. Part of this third-party coke comes from environmentally friendly Jewell-Thompson design. The siting of the batteries gives flexible and low-cost delivery to the Mittal Steel USA’s mills. The residual coke requirement is filled by a mix of domestic contracts and foreign spot market purchases. which allow it to match its coke purchases with planned consumption.

Mittal Steel also has coal mines in Kazakhstan that supply all the coal requirements for its operations in Kazakhstan and a portion of its coal requirements at its Ukrainian and Romanian plants.

Mittal Steel procures the majority of its scrap requirements locally to optimize transport costs, or under short-term contracts. At its U.S. operations, there are no scrap contracts available as all purchases must be made in the spot market.

Mittal Steel generally procures its electricity requirements from local, regulated utility companies at prices fixed by either contract or tariff. Many of its electricity contracts for its European operations are long-term. In the United States and at the Dunkirk, France and SIDMAR (Belgium) plants, however, a significant portion of its electricity requirements is also purchased from onsite generation owned by third parties. These cogeneration facilities utilize waste gases from Mittal Steel’s blast furnaces to supplement its electrical power requirements and control its energy costs.

Mittal Steel procures much of its natural gas requirements for its U.S. operations from the natural gas spot market or through short-term contracts entered into with local suppliers of natural gas with prices fixed by either contract or tariff based on spot market prices. For a number of its European operations, Mittal Steel sources its natural gas requirements under long-term contracts that provide protection from volatility in natural gas prices.

Mittal Steel procures its industrial gas requirements under long-term contracts with various suppliers in different geographical regions.

Shipping

Mittal Shipping Limited (“Mittal Shipping”) provides ocean transportation solutions to Mittal Steel’s manufacturing subsidiaries and affiliates. Mittal Shipping arranges transport for raw materials, such as iron ore, coal, coke and scrap, and for semi-finished and finished products. It has an office in London, a key hub of the global shipping business. Mittal Shipping arranged transportation for approximately 32 million tonnes of cargo in 2006. In addition to using Mittal Shipping, Mittal Steel also uses third-party shipping companies for its raw materials and finished products transport needs.

Mittal Steel has at its disposal dry cargo vessels (either owned or chartered), used mainly in transporting its cargo. Mittal Steel has partnerships and joint ownership with reputable shipping companies and shipping pools.

Mittal Steel is involved in setting and implementing a strategy to limit exposure to the volatility of the shipping market by various hedging actions, including a mix of short- and long-term charters. With regard to third-party shipping companies, Mittal Steel has historically limited its exposure to the volatility of the shipping market by entering into medium-to-long-term contracts with shipping companies for the greater part of its raw materials third-party shipping needs, filling the remainder on the spot market. With respect to its finished products third-party shipping needs, Mittal Steel has historically relied to a greater extend on spot contracts, as there are a greater number of shipping companies able to transport finished products.

Purchasing

Mittal Steel is implementing a process of centralizing its major procurement requirements, including in the areas of raw materials and energy, shipping, industrial services, industrial equipment and facility construction. In doing so, Mittal Steel seeks to benefit from economies of scale in a number of ways, including by establishing long-term relationships with suppliers that sometimes allow for advantageous pricing of inputs, centralizing its knowledge of the functioning of the markets for its inputs, and deploying specialized technical knowledge where required for the acquisition of industrial services and plant equipment and facilities.

Marketing

Mittal Steel’s marketing strategy focuses on optimizing product mix profitability, developing in priority the domestic and natural markets of our business units, providing reliable product quality and delivery and efficient customer service.

With the support of its research centers, Mittal Steel works with its customers on product development to meet their present and future requirements while utilizing Mittal Steel’s assets in the most efficient and profitable manner. Mittal Steel focuses its efforts on providing solutions to its customers to reduce their costs and to become their preferred supplier of high-quality steel products.

The majority of Mittal Steel’s products are sold directly to customers through our own sales force. A portion is sold through intermediate international traders.

Insurance

Mittal Steel maintains insurance on property and equipment in amounts believed to be consistent with industry practices. Mittal Steel’s insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under these policies. Arcelor maintains similar coverage, which will be consolidated under the combined company’s policies upon renewal. Under these policies, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms, are also covered. The coverage for Arcelor’s plants is similar for that of Mittal Steel’s plants. Because Arcelor’s property and equipment are regarded as only slightly exposed to natural hazards, Arcelor self-insures against the risks of natural hazards to the extent it is not required by applicable law to do so. Arcelor attempts to limit the amount it self-insures to reasonable levels. In addition, each of Mittal Steel’s operating subsidiaries also maintains various other types of insurance, such as workmen’s compensation and marine insurance.

Intellectual Property

Mittal Steel owns and maintains a patent portfolio covering processes and steel products, including uses and applications thereof that it conceives of, develops and implements in territories throughout the world. Such patents and inventions are primarily in relation to metals with new or enhanced properties and new and more cost-efficient technologies. Mittal Steel also owns trademarks, registered and unregistered, in relation to the names and logos of its companies and the brands of its products. Mittal Steel has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information.

Mittal Steel has a number of industrial partnership agreements for the joint development of products and processes, and intellectual property relating to such partnerships may be jointly owned. In addition, Mittal Steel uses a number of patents and software under license.

Government Regulations

See “Item 3D—Key Information—Risk Factors” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Mittal Steel’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is a discussion of the principal features of selected regulatory regimes that are or are likely to affect its operations.

Environmental Laws and Regulations

Mittal Steel’s operations are subject to a broad range of laws and regulations relating to air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, and other aspects of the protection of human health and environment at its multiple locations and operating subsidiaries. As the environmental laws and regulations in the United States, the European Union and other jurisdictions continue to become more stringent, Mittal Steel expects to expend substantial amounts to achieve or maintain ongoing compliance. Mittal Steel has established corporate environmental guidelines requiring each of its business units to comply with all applicable environmental laws and regulations. Compliance with environmental laws and regulations and monitoring changes to them are addressed primarily at the business unit level. In addition to capital investments required for additional controls and other improvements Mittal Steel has reserves of approximately $830 million for environmental remedial activities and liabilities.

United States

In the United States, environmental laws and regulations include the Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act (“RCRA”), Comprehensive Environmental Response, Compensation and Liability Act, also known as “Superfund”, the Safe Drinking Water Act, the Toxic Substances Control Act, and the Occupational Safety and Health Act, as well as state and local environmental programs. Under the Clean Air Act, for example, several of Mittal Steel USA’s facilities are subject to new regulations requiring the application of maximum achievable control technology to reduce hazardous air pollutant emissions from integrated iron and steel manufacturing units. Mittal Steel USA anticipates completing installation of these controls within the applicable time requirements during 2007 at a cost of approximately $20 million. Several of Mittal Steel USA’s facilities are subject to revised effluent regulations issued in 2002 under the Clean Water Act, and compliance with such regulations will be required as new discharge permits are issued for continued operation. Mittal Steel USA also anticipates spending approximately $88 million over the next 40 years, including $7 million during 2007, to address the removal and disposal of polychlorinated biphenyls (“PCB”) equipment and asbestos material encountered during the operation of its facilities.

Mittal Steel is also conducting, or has liability for, significant remedial activities at various facilities. In some cases, soil or groundwater contamination requiring remediation is present at Mittal Steel’s current facilities; in other cases, it is present at former facilities or third-party waste disposal sites. All of Mittal Steel USA’s major operating and inactive facilities are or may be subject to a corrective action program or other laws and regulations relating to environmental remediation, including projects relating to the reclamation of industrial properties, also known as Brownfield Projects. Superfund and analogous U.S. state laws can impose liability for the entire cost of cleanup at a site upon current or former site owners or operators or parties who sent hazardous materials to the site, regardless of fault or the lawfulness of the activity that caused the contamination. Mittal Steel USA is a potentially responsible party at several state and federal Superfund sites. Mittal Steel USA could incur additional costs or liabilities at these sites if additional cleanup is required, private parties sue for personal injury or property damage, or other responsible parties sue for reimbursement of costs incurred to clean up sites. Mittal Steel USA could also be named a potentially responsible party at other sites if its hazardous materials or those of its predecessor were disposed of at a site that later becomes a Superfund site.

European Union

For our operations in the European Union, significant EU Directives and regulations applicable to our production units include Directive 96/61/EC of September 24, 1996 concerning integrated pollution prevention and control (the “IPPC Directive”), which applies common rules for permitting and controlling industrial installations; this directive is completed by E-PRTR regulation (EC) N° 166/2006 (European Pollutant Release and Transfer Register) of January 18, 2006 implementing the yearly reporting on release of pollutants and off-site transfer of waste; Directive 2004/35/EC of April 21, 2004 on environmental liability with regard to the prevention and remedying of environmental damage (or Environmental Liability Directive), which provides for a program to establish liability for remediation of damage to and contamination of the environment; Regulation (EC) N° 1013/2006 of June 14, 2006 on shipments of waste; and Directive 2003/87/EC of October 13, 2003, as amended by Directive 2004/101/EC (or Emissions Trading Directive), which established a program under which EU member states are allowed to trade greenhouse gas emission allowances within the European Union, subject to certain conditions.

The following EU Directives on environmental quality standards are also significant: Directive 1999/30/EC of April 22, 1999, 2000/69/EC of November 16, 2000, 2002/3/EC of February 12, 2002 and 2004/107/EC of December 15, 2004 relating to limit values and target values for pollutants in ambient air; and Directive 2001/81/EC of October 23, 2001 on national emission ceilings for certain pollutants.

During the next several years, Mittal Steel anticipates that its capital investments for environmental matters will relate primarily to installations of additional air emission controls and to requirements imposed in the course of renewal of permits and authorizations, including those pursuant to the IPPC Directive.

EU Directives applicable to our products include those relating to waste electrical and electronic equipment (Directive 2002/96/EC of January 27, 2003), end-of-life vehicles (Directive 2000/53/EC of September 18, 2000) and packaging and packaging waste (Directive 2004/12/EC of February 11, 2004); and REACH regulation (EC) N° 1907/2006 (for Registration, Evaluation, Authorization and Restriction of Chemicals), adopted on December 18, 2006, which controls the chemical substances manufactured in or imported into the EU market in volumes over one tonne per year and is scheduled to come into effect in June 2007.

In particular, Mittal Steel is subject to the Emissions Trading Directive, which is the EU’s central instrument for achieving the EU member states’ commitments under the Kyoto Protocol by providing a European emissions trading system (“ETS”) for CO2 emissions. The ETS covers more than 10,000 installations across the EU, including combustion plants, oil refineries, coke ovens, iron and steel plants, and factories making cement, glass, lime, brick, ceramics, and pulp and paper. At the heart of the ETS is the common trading currency of emission allowances. One allowance gives the holder the right to emit one tonne of CO2. For each trading period under the ETS, EU member states draw up national allocation plans that determine how many emission allowances each installation will receive. Companies that keep their emissions below the level of their allowances can sell their excess allowances. Companies that do not keep their emissions below the level of their allowances must either reduce their emissions, such as by investing in more efficient technology or using less carbon-intensive energy sources, or buy the extra allowances that they need on the open market.

The allowances available to Mittal Steel and Arcelor are expected to cover their needs for the 2006-2007 trading period.

In 2004, Arcelor initiated a legal action before the European Court of First Instance against the Emissions Trading Directive. Arcelor sought an order finding the Emissions Trading Directive to be partially void and providing compensation for the damages that it may suffer. Subsequently, national legal actions relating to exclusion from the emissions trading system were initiated in France, Belgium, Spain and Luxembourg, and national legal actions relating to the allocation of CO2 allowances were initiated in Germany. National proceedings have advanced furthest in France, where the Conseil d’Etat has sought a preliminary ruling before the European Court of Justice. In Luxembourg, the court proceeding has been suspended until the judgment of the European Court of First Instance is rendered. In Spain, a request has been submitted to the Spanish Supreme Court to suspend proceedings until the judgment of the European Court of First Instance has been rendered. Arcelor intends to request a suspension of proceedings before the European Court of First Instance in order to await the preliminary ruling of the European Court of Justice.

Other Jurisdictions

Increasingly stringent environmental laws and regulations also have been issued in other jurisdictions.

South Africa

A new Waste Management Bill was published in September 2006 placing a strong focus on avoidance, minimization at source, re-use, recycling and remediation of contaminated land. This Bill is expected to become an Act during 2007, and new disposal permits will be issued in terms of this Act.

The new Air Quality Act is still in a phase of partial implementation, and strict ambient standards (based on European Union standards) have been published. New air pollution permits based on “best available technology” worldwide will be issued in 2007.

Ukraine

A new air regulation (No. 309) was published in Ukraine on June 27, 2006. The new regulation will significantly toughen the emission limits of 140 compounds for all types of plants. Priority pollutants are particulate matter, sulphur dioxide, nitrogen dioxide and carbon monoxide.

Brazil

A new federal resolution by CONAMA, the Brazilian National Environmental Council, published on April 6, 2006, sets forth guidelines for the environmental compensation plan pursuant to Law no. 9.985, of July 18, 2000. CONAMA resolution No. 382/2006, published on January 2, 2007, imposes more stringent limits on the steel industry for dust, sulphur dioxide and nitrogen oxide.

Algeria

An Executive Decree dated April 15, 2006 regarding atmospheric emissions and pollutants in effluent waters will require units exceeding regulatory values to comply before 2011.

For further details regarding specific environmental proceedings involving Mittal Steel, including a description of the more significant remediation sites, see “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 23 to the Mittal Steel Consolidated Financial Statements.

Foreign Trade

Mittal Steel has manufacturing operations in many countries and has worldwide sales. In 2006, more than 16 countries (treating the EU as one country) had one or more trade remedies in place affecting various steel products. In a number of these markets (such as Canada, the United States, the EU, Mexico and South Africa), Mittal Steel has manufacturing operations and hence may be a beneficiary of trade actions intended to address trade problems consistent with World Trade Organization, or WTO, regulation. In other situations, particular operations of Mittal Steel may be a respondent in one or more trade cases and its products subject to duties or other restrictions. Furthermore, some governments also have bilateral agreements with non-WTO members, which can affect export volumes of steel products into particular markets which are WTO members.

Under international agreement and the domestic trade law of many countries, remedies are available to domestic industries where imports are “dumped” or “subsidized” and such imports cause material injury to a domestic industry. Although there are differences in how the remedies are assessed, such laws typically have common features established in accordance with WTO standards. Dumping involves selling for export a product at a price lower than that at which the same or similar product is sold in the home market of the exporter, or where the export prices are lower than a value that typically must be at or above the full cost of production. Subsidies from governments (including, among other things, grants and loans at artificially low interest rates) under certain circumstances are similarly actionable. The remedy available is an antidumping duty order or suspension agreement where injurious dumping is found and a countervailing duty order or suspension agreement where injurious subsidization is found. A duty equal to the amount of dumping or subsidization is imposed on the importer of the product. Such orders and suspension agreements do not prevent the importation of product, but rather require either that the product be priced at a non-dumped level or without the benefit of subsidies or that the importer pay the difference between such dumped or subsidized price and the actual price to the government as a duty.

All WTO members are required to review antidumping duty and countervailing duty orders and suspension agreements every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of material injury within the reasonably foreseeable future if the orders are revoked. If the government finds both dumping or subsidization and material injury are likely to continue or recur, then the orders are continued. Each year there typically are a range of these so-called “sunset” reviews affecting various countries of interest to Mittal Steel.

Exports of steel products manufactured by Mittal Steel Temirtau require licenses from the Ministry of Industry and Trade of the Republic of Kazakhstan. Mittal Steel Annaba is required to domicile, or submit for registration, export contracts with the Central Bank of Algeria.

State Aid

Under European Community law, any form of state aid (non-commercial state support including, for example, cash payments or the exemption from taxes) is generally prohibited unless approved by the European Commission (article 87 and 88 EC Treaty). Aid that has been granted contrary to European Community law must in general be recovered from the aid beneficiary by the member state that granted it. The general state aid rules of the European Community are applicable to steel products, and there are specific rules applicable to the steel industry. Mittal Steel’s operating subsidiaries located in the European Union are subject to state aid rules.

Before the recent enlargement of the European Community in 2004, the European Community and its member states had concluded “Europe Agreements” with certain Central and Eastern European countries with a view of facilitating the subsequent accession of these countries to the European Union. These agreements contain rules that extended the substantive state aid rules to such future member states. However, the Europe Agreements provided for separate state aid rules for the steel sector, which allowed, under specific conditions and for a limited period of time, aid for the restructuring of the national steel industry of the Central or Eastern European country.

The regime governing public aid to the steel sector under the Europe Agreements was further implemented, and to some extent modified, as part of the transitional arrangements that were negotiated in the framework of the accession of ten Central or Eastern European countries (including the Czech Republic and Poland) to the European Union on May 1, 2004, and Romania’s accession to the European Union on January 1, 2007. The transitional arrangements became part of the respective treaty of accession to the European Union.

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

Certain of Mittal Steel’s operating subsidiaries located in Central and Eastern Europe—Mittal Steel Ostrava (former Nova Hut a.s.), Valcovny Plechu Frydek Mystek, Mittal Steel Poland (former Polskie Huty Stali S.A.), Mittal Steel Galati (former Ispat Sidex Galati), Mittal Steel Hunedoara (former Siderurgica Hunedoara) and Arcelor Huta Warszawa—are benefiting companies subject to these transitional arrangements.

Foreign Exchange

Mittal Steel’s South African operations are subject to exchange controls that are enforced by the South African Central Bank. Prior approval is required for foreign funding, hedging policies and offshore investments. Import payments are monitored by the Central Bank, and export receipts are subject to certain restrictions relating to the tenure for which these receipts may be held in foreign currencies. These restrictions have historically not had a significant impact on the operations of Mittal Steel South Africa.

The purchase and sale of foreign currency by Kazakh residents (including individuals and legal entities) is restricted by the National Bank of Kazakhstan. Purchases and sales of foreign currency may be conducted only by residents through authorized banks or other authorized organizations. Payments in “routine currency operations” may be made by residents of Kazakhstan to non-residents through authorized banks without restriction. Such “routine currency operations” include import/export settlements with payment within 180 days; short-term loans with terms of less than 180 days; dividends, interest and other income from deposits, investments, loans and other operations; and non-commercial transactions such as wages, pensions and alimony. Operations involving the movement of capital from residents to non-residents require a license from the National Bank of Kazakhstan, and transactions involving the movement of capital from non-residents to residents must be registered with the National Bank of Kazakhstan. Licenses are issued on a case-by-case basis and are valid only for a single transaction. These transactions include payments for exclusive rights to intellectual property; payments for rights to immovable property; settlements for import/export transactions and loans having terms of more than 180 days; and international transfers of pension assets and insurance and re-insurance contracts of an accumulative nature. Transactions in which Mittal Steel Temirtau engages and which are subject to licensing or registration requirements are being complied with, and there is no violation of National Bank of Kazakhstan rules for any transaction.

The Algerian foreign currency market is regulated by the Central Bank of Algeria. Exchange control regulations do not permit capital account convertibility with a few exceptions involving Algerian companies investing in overseas projects. Currency outflows on current account, while freely permitted for the import of goods, are subject to controls for payments for service contracts. Dividend repatriation is permitted on overseas capital investments. Algerian companies are restricted from investing their cash surplus overseas. All overseas remittances have to be made through the Central Bank. Exporters are permitted to retain 50% of their proceeds in foreign currency accounts out of which 20% can be utilized freely and the balance can be utilized with certain restrictions. Hedging of currencies is tightly regulated and restricted.

Ukraine has an extensive legislative framework in the area of currency control and financial instruments that governs all aspects of transactions in local and foreign currency. The main regulatory body of the government is the National Bank of Ukraine (“NBU”), which has wide regulatory powers in this field. The NBU maintains the hryvnia in a narrow range against the U.S. dollar. Export of capital from Ukraine, offshore investments, and purchases of foreign currency by Ukrainian companies are heavily regulated and may be done provided the grounds for such types of transactions are in line with the requirements and within the limits provided by NBU regulations.

In Brazil, all foreign exchange transactions are carried out on a single foreign exchange market. Foreign currencies may be purchased or sold only through Brazilian financial institutions authorized to operate in such market and are subject to registration with the Central Bank of Brazil’s electronic system. Foreign exchange rates are freely negotiated, but may be influenced by Central Bank intervention. The Central Bank of Brazil allows the real/U.S. dollar exchange rate to float freely, although it has intervened occasionally to control unstable movements in foreign exchange rates. Exchange controls on foreign capital and international reserves are administrated by the Central Bank of Brazil. Foreign exchange policy is formulated by the National Monetary Council. Trade policy is implemented by the Ministry of Development, Industry and Foreign Trade through the Secretariat of Foreign Trade.

C. Organizational Structure

Corporate structure

Mittal Steel is a holding company with no business operations of its own. All of Mittal Steel’s significant operating subsidiaries are indirectly owned by Mittal Steel through intermediate holding companies. The following chart represents the current operational structure, including Mittal Steel’s significant operating subsidiaries, and not the legal or ownership structure of Mittal Steel.

The following table identifies by operating segment each significant operating subsidiary of Mittal Steel, including its registered office and Mittal Steel’s percentage ownership thereof.

Flat Carbon Americas

Companhia Siderúrgica de Tubarão S.A.	Av. Brigadeiro Eduardo Gomes, 930 Jardim Limoeiro 29163-970 Serra Espirito Santo Brazil	67.41%

Dofasco Inc.	1330 Burlington Street East L8N 3J5 Hamilton, Ontario Canada	100%

Mittal Steel Lázaro Cárdenas S.A. de C.V.	Fco. J. Mujica No. 1-B Apartado Postal No. 19-A C.P. 60950 Cd. Lázaro Cárdenas, Michoacan Mexico	100%

Mittal Steel USA Inc.	1 South Dearborn Chicago, IL 60603 USA	100%

Flat Carbon Europe

Aceria Compacta de Bizkaia, S.A.	6, Chavarri 48910 Sestao Vizcaya Spain	99.72%

Arcelor Atlantique et Lorraine SAS	1 à 5, rue Luigi Cherubini 93200 St Denis France	100%

Arcelor Bremen GmbH	Auf Den Delben 35 D-28237 Bremen Germany	99.88%

Arcelor Eisenhüttenstadt GmbH	Werkstr. 1 D-15890 Eisenhüttenstadt Brandenburg Germany	100%

Arcelor España S.A.	Residencia La Granda 33418 Gozon Asturias Spain	99.72%

Arcelor Méditerranée SAS	1 à 5, rue Luigi Cherubini 93200 St Denis France	100%

Arcelor Steel Belgium N.V.	Avenue de l’Yser, 24 1040 Brussels Belgium	99.82%

Arcelor Piombino S.p.a.	Via S.Egidio nr.16 50123 Firenze Italy	99.79%

Cockerill Sambre S.A.	Rue Trasenster, 21 4102 Seraing Belgium	100%

Industeel Belgium S.A.	Rue de Châtelet, 266 6030 Charleroi Belgium	100%

Industeel France S.A.	1 à 5, rue Luigi Cherubini 93200 St Denis France	100%

Mittal Steel Galati S.A.	Strada Smardan nr. 1 Galati Romania	99.65%

Mittal Steel Ostrava a.s.	Vratimovska 689 707 02 Ostrava-Kunčice Czech Republic	84.47	%(1)

Mittal Steel Poland S.A.	Ul. Chorzowska 50 40-121 Katowice Poland	99.48	%(1)
Long Carbon Americas and Europe

Acindar Industria Argentina de Aceros S.A.	2739, Estanislao Zeballos B1643 AGY Buenos Aires Argentina	44.38	%(3)

Arcelor Bergara, S.A.	6, C/Ibarra 20570 Bergara Spain	99.72%

Arcelor Huta Warszawa Sp.z.o.o.	UL.Kasprowicza 132 01-949 Warszawa Poland	100%

Arcelor Madrid, S.L.	Ctra. De Toledo KM 9,200 28021 Madrid Spain	99.72%

Arcelor Olaberría, S.L.	Carretera Nacional Madrid – Irun S/N 20212 Olaberría Spain	99.72%

Arcelor Profil Luxembourg S.A.	66, rue de Luxembourg 4221 Esch sur Alzette Luxembourg	99.82%

Arcelor Rodange S.A.	1, rue de l’Industrie BP 24 4801 Rodange Luxembourg	79.70%

Belgo Siderurgia S.A.	1115, avenida Carandai 24° Andar 30130-915 Belo Horizonte- MG Brazil	67.41%

Mittal Canada Inc.	4000, route des Aciéries Contrecoeur Québec J0L 1C0 Canada	100%

Mittal Steel Hamburg GmbH	Dradenaustrasse 33 D-21129 Hamburg Germany	100%

Mittal Steel Hochfeld GmbH(2)	Wörthstrasse 125 D-47053 Duisburg Germany	100%

Mittal Steel Ostrava a.s.	Vratimovska 689 707 02 Ostrava-Kunčice Czech Republic	84.47	%(1)

Mittal Steel Point Lisas Ltd.	Mediterranean Drive Point Lisas Couva Trinidad and Tobago	100%

Mittal Steel Poland S.A.	Ul. Chorzowska 50 40-121 Katowice Poland	99.48	%(1)

Mittal Steel Ruhrort GmbH(2)	Vohwinkelstrasse 107 D-47137 Duisburg Germany	100%

Mittal Steel USA Inc.	1 South Dearborn Chicago, IL 60603 USA	100%
AACIS

Mittal Steel Annaba Spa	Sidi Amar El-Hadjar Complex B.P. 2055 Annaba 23000 Algeria	70%

OJSC Mittal Steel Kryviy Rih	1 Ordzhonikidze Street Kryviy Rih 50095 Dnepropetrovsk Oblast Ukraine	93.77%

Mittal Steel Liberia Limited	401, Ocean View Apartments, UN Drive, Monrovia Liberia	70%

Mittal Steel South Africa Ltd.	Main Building, Room N3/5 Delfos Boulevard Vanderbijlpark, 1911 South Africa	52%

JSC Mittal Steel Temirtau	Republic Ave., 1 101407 Temirtau Karaganda Region Republic of Kazakhstan	100%

Société Nationale de Sidérurgie, S.A.	Route Nationale n° 2 Km 18 BP 551 Al Aarroui Morocco	32.34	%(4)
Stainless Steel

Acesita S.A.	Avenida Joao Pinheiro, 580 Centro 30130-180 Belo Horizonte Minas Gerais Brazil	57.32%

Ugine & Alz Belgium N.V.	Avenue de l’Yser, 24 1040 Brussels Belgium	99.82%

Ugine & Alz France S.A.	1 à 5, rue Luigi Cherubini 93200 St Denis France	100%
AM3S

Arcelor Auto Processing France SAS	Route de Saint Leu d’Esserent 60160 Montataire France	100%

Arcelor Construction France S.A.	Immeuble Hermès 20, rue Jacques Daguerre 92500 Rueil Malmaison France	100%

Arcelor International America, LLC	350 Hudson Street 4th floor New York, New York 10014 USA	100%

Produits d’Usines Métallurgiques Pum-Station Service Acier S.A.	1 & 3, place Max Rousseaux 51076 Reims Cedex France	100%

Ravené Schäfer GmbH	Gutenbergstrasse 11 D-33790 Halle Germany	100%

(1)	Represents the percentage of shares to which Mittal Steel has title or that are subject to an executed agreement providing for their transfer to Mittal Steel at a fixed price and future date.
(2)	Mittal Steel Ruhrort and Mittal Steel Hochfeld are together referred to as Mittal Steel Duisburg.
(3)	Acindar Industria Argentina de Aceros S.A. is controlled by Arcelor Brazil, a subsidiary of Mittal Steel.
(4)	Société Nationale de Sidérurgie, S.A. is controlled by Nouvelles Sidérurgies Industrielles, a subsidiary of Mittal Steel.

Operating Segments

Mittal Steel operates its business in the following six operating segments:

•	Flat Carbon Americas;

•	Flat Carbon Europe;

•	Long Carbon Americas and Europe;

•	Asia, Africa and CIS;

•	Stainless Steel; and

•	AM3S.

Within its corporate headquarters and, where appropriate, segment or regional management there are specialized and experienced executives in fields such as finance, mergers and acquisitions, marketing, procurement, operations, shipping, human resources, communications, internal assurance, health and safety, information technology, strategic planning, performance enhancement, technology and law.

Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel products and plate. These products are sold primarily to customers in the following industries: distribution and processing; automotive; pipe and tubes; construction; packaging; and appliances. In Flat Carbon Americas, production facilities are located at ten integrated and mini-mill sites located in four countries. In 2006, shipments from Flat Carbon Americas totaled 24.0 million tonnes.

Flat Carbon Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. In Flat Carbon Europe, production facilities are located at 14 integrated and mini-mill sites located in eight countries. In 2006, shipments from Flat Carbon Europe totaled 17.4 million tonnes.

Long Carbon Americas and Europe produces sections, wire rod, rebars, billets, blooms and wire drawing. In Long Carbon Americas, production facilities are located at ten integrated and mini-mill sites located in six countries, while in Long Carbon Europe production facilities are located at 16 integrated and mini-mill sites in 12 countries. In 2006, shipments from Long Carbon Americas and Europe totaled approximately 17.0 million tonnes.

Asia, Africa and CIS produces a combination of flat and long products and pipes and tubes. It has nine flat and long production facilities in seven countries. In 2006, shipments from Asia, Africa and CIS totaled approximately 19.7 million tonnes, with shipments having been made worldwide.

Stainless Steel produces flat and long stainless steel and alloy products from its plants in Europe and South America. In the Americas, production facilities are located at one integrated site located in one country, while in Europe production facilities are located at four mini-mill sites in two countries. The products produced by Stainless Steel are sold to customers primarily in the following industries: domestic appliances and household equipment; automotive; construction; and general industry. In 2006, shipments from Stainless Steel totaled approximately 0.9 million tonnes.

Arcelor Mittal Steel Solutions and Services (“AM3S”) is primarily an in-house trading and distribution arm of Mittal Steel. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements.

D. Property, Plant and Equipment

Mittal Steel

Mittal Steel’s principal operating subsidiaries are grouped into six segments, and Mittal Steel has production facilities in twenty-six countries in North and South America, Europe, Asia and Africa.

All of its operating subsidiaries are substantially owned by Mittal Steel through intermediate holding companies.

Unless otherwise stated, Mittal Steel owns all of the assets described in this section.

See also “—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Production Facilities of Mittal Steel

The following table sets forth a general description of Mittal Steel’s principal production units:

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2006 (in million tonnes)(1)(2)
Coke Plant	63	35.6	31.1
Sinter Plant	36	106.9	93.0
Blast Furnace	64	104.6	85.0
Basic Oxygen Furnace (including Tandem Furnace)	71	111.3	89.8
DRI Plant	14	11.8	9.4
Electric Arc Furnace	55	40.2	31.9
Continuous Caster - Bloom / Billet	41	35.1	26.1
Breakdown Mill (Blooming / Slabbing Mill)	8	17.0	9.8
Billet Rolling Mill	6	8.5	3.0
Heavy Section Mill	4	2.9	2.1
Medium Section Mill	12	6.7	5.8
Light Section Mill	7	4.5	4.4
Bar Mill	26	8.2	5.8
Rail Mill	3	1.0	0.7
Wire Rod Mill	22	14.0	11.5
Continuous Caster - Slabs	55	96.1	79.3
Hot Rolling Mill	37	90.0	67.8
Cold Rolling Mill (Z mill)	19	2.1	1.6
Pickling Line	58	53.1	35.3
Tandem Mill	41	42.3	31.1
Annealing Line	54	20.2	12.7
Skin Pass Mill	42	23.7	14.5
Hot Dip Galvanizing Line	62	20.9	16.6
Electro Galvanizing Line	15	2.6	1.9
Tinplate Mill	17	4.6	3.1
Tin Free Steel (TFS)	1	0.5	0.2
Color Coating Line	17	2.6	1.9
Plate Mill	9	6.7	5.0
Seamless Pipes	6	1.1	0.7
Welded Pipes	7	0.7	0.5

(1)

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers does not equal the quantity of saleable finished steel products.

(2)	2006 production figures are based on annual production as if acquisitions had occurred on January 1, 2006.

Flat Carbon Americas

Mittal Steel’s Flat Carbon Americas segment has production facilities in both North and South America, including the United States, Canada, Brazil and Mexico. The following two tables set forth a general description of Mittal Steel’s principal production locations and production units in the Flat Carbon Americas segment:

Production Locations - Flat Carbon Americas

Unit	Country	Locations	Type of Plant	Products
Cleveland	USA	Cleveland, OH	Integrated	Flat
Warren	USA	Warren, OH	Coke making	Coke
Columbus Coatings	USA	Columbus, OH	Downstream	Flat
Hennepin	USA	Hennepin, IL	Downstream	Flat
IH	USA	East Chicago, IN	Integrated	Flat
I/N Tek and I/N Kote	USA	New Carlisle, IN	Downstream	Flat
Riverdale	USA	Riverdale, IL	Integrated	Flat
Burns Harbor	USA	Burns Harbor, IN	Integrated	Flat
Coatesville	USA	Coatesville, PA	Mini-mill	Flat
Conshohocken	USA	Conshohocken, PA	Downstream	Flat
Lackawanna	USA	Lackawanna, NY	Downstream	Flat
Weirton	USA	Weirton, WV	Downstream	Flat
Sparrows Point	USA	Sparrows Point, MD	Integrated	Flat
Gary Plate	USA	Gary, IN	Downstream	Flat
Double G	USA	Jackson, MS	Downstream	Flat
Lázaro Cárdenas	Mexico	Lázaro Cárdenas	Mini-mill	Flat
CST	Brazil	Vitoria	Integrated	Flat
Vega do Sul	Brazil	São Francisco do Sul	Downstream	Flat
Dofasco	Canada	Hamilton	Integrated, Mini-mill	Flat

Production Facilities – Flat Carbon Americas

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2006 (in million tonnes)(1)(2)
Coke Plant	6	6.3	6.3
Sinter Plant	6	13.3	14.1
Blast Furnace	16	32.4	27.5
Basic Oxygen Furnace (including Tandem Furnace)	23	36.6	29.2
DRI Plant	2	4.1	3.9
Electric Arc Furnace	9	9.3	7.8
Continuous Bloom / Billet Caster	3	2.6	1.2
Breakdown Mill (Blooming / Slabbing Mill)	1	0.7	0.4
Bar Mill	2	0.7	0.4
Rail Mill	1	0.3	0.3
Wire Rod Mill	1	0.7	0.4
Continuous Caster - Slabs	22	41.3	34.8
Hot Rolling Mill	11	34.9	25.6
Pickling Line	18	21.4	13.7
Tandem Mill	10	15.8	10.0
Annealing Line	8	10.1	5.8
Skin Pass Mill	14	12.3	6.7
Hot Dip Galvanizing Line	19	7.4	4.5
Electro Galvanizing Line	1	0.2	0.0
Tinplate Mill	4	1.3	0.7
Tin Free Steel (TFS)	1	0.5	0.2
Color Coating Line	1	0.3	0.3
Plate Mill	6	3.2	2.9

(1)

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers does not equal the quantity of saleable finished steel products.

(2)	2006 production figures are based on annual production as if acquisitions had occurred on January 1, 2006.

Mittal Steel USA

Mittal Steel USA has 14 major production facilities consisting of five integrated steel-making plants, one basic oxygen furnace/compact strip mill, four electric arc furnace plants and four finishing plants. Mittal Steel USA owns all or substantially all of each plant. Mittal Steel USA also owns interests in various joint ventures that support these facilities, as well as numerous raw material, railroad and transportation assets.

Mittal Steel USA’s main operations include integrated steel-making plants at Indiana Harbor, Burns Harbor, Cleveland, Sparrows Point and Riverdale. The steel-making operation at the Weirton, West Virginia facility was idled in 2006. The four electric arc furnace plants are located at Coatesville, Steelton, Georgetown, and the Indiana Harbor Bar operations. The four finishing plants are located at Conshohocken, Lackawanna, Hennepin and Columbus Coatings. The Cleveland plant covers an area of approximately 4.9 square kilometers and the Sparrows Point plant covers an area of approximately 12.5 square kilometers.

Mittal Steel USA’s two Indiana Harbor facilities produce hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and bar products for use in automotive, appliance, service center, tubular, strip converters and contractor applications. The Indiana Harbor West plant covers an area of approximately 4.9 square kilometers and the Indiana Harbor East plant covers an area of approximately 7.7 square kilometers. Mittal Steel USA’s Burns Harbor facility produces hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and steel plate for use in automotive, appliance, service center and construction and shipbuilding applications. The Burns Harbor plant covers an area of approximately 15.3 square kilometers.

Mittal Steel USA operates a number of facilities on the Cuyahoga River in Cleveland, Ohio including blast furnaces, slab casters, ladle metallurgy and vacuum degassing facilities, a hot-strip mill, cold reducing mill, temper mill, a batch anneal shop and a hot dip galvanizing line. In addition, Mittal Steel USA’s regional coke battery, the Warren Coke Battery, is able to supply approximately 40% of the Cleveland facilities coke needs. Mittal Steel USA’s Weirton, West Virginia facility is a significant producer of tin mill products. Mittal Steel USA’s Georgetown, South Carolina plant produces high-quality wire rod products, which are used to make low carbon fine wire drawing, wire rope, tire cord, high-carbon machinery and upholstery springs. Mittal Steel USA also owns interests in various joint ventures that support its facilities, as well as raw material (including iron ore) and railroad assets, including (i) I/N Tek, a partnership in which a subsidiary of Mittal Steel USA owns a 60% interest, with a 1.7 million tonnes annual production capacity cold-rolling mill on approximately 200 acres of land (which it owns in fee) near New Carlisle, Indiana; (ii) I/N Kote, a partnership in which a subsidiary of Mittal Steel USA owns a 50% interest with a one million tonne annual production capacity steel galvanizing facility on approximately 25 acres of land, which it owns in fee, located adjacent to the I/N Tek site; (iii) PCI Associates (“PCI”), a partnership in which a subsidiary of Mittal Steel USA owns a 50% interest with a pulverized coal injection facility on land located within the Indiana Harbor Works (Mittal Steel USA leases PCI the land upon which the facility is located); and (iv) Hibbing Taconite Company, located in Hibbing, Minnesota, in which Mittal Steel USA owns a 62.3% interest, which has iron ore reserves and operates mines and a pelletizing plant. Mittal Steel USA also has research and development facilities in East Chicago, Indiana.

Companhia Siderúrgica de Tubarão

Companhia Siderúrgica de Tubarão (“CST”), a wholly-owned subsidiary of Arcelor Brasil S.A, is located in Espírito Santo, Brazil. CST operates an integrated steel mill for the production and sale of iron and steel products, mainly slabs and semi-finished steel plates for export.

CST is strategically located and has infrastructure including a well-equipped road and railway system, as well as a port complex that includes the Praia Mole Marine Terminal. CST’s plant covers an area of approximately 13.7 square kilometers.

CST’s steel-making plant is composed of a coke plant comprising three batteries, a sinter plant machine, two blast furnaces, a steel-making shop comprising two oxygen furnace converters, two continuous casting for slab and a hot strip mill.

In April 2003, CST’s shareholders approved new investments to increase steel production capacity to 7.5 million tonnes per year beginning in 2007, in order to compensate for steel slab production capacity which was redirected to supply the hot strip mill.

Vega do Sul is a wholly-owned subsidiary of CST. Vega do Sul produces cold rolled coil and galvanized steel primarily for the automobile industry and, to a lesser degree, for the household appliances, construction, pipe and cold-formed shapes industries. Its facilities are located in São Francisco do Sul, in Santa Catarina, Brazil, and consist of a modern, state-of-the-art cold strip mill. Vega do Sul uses São Francisco do Sul Port to receive hot rolled coil, its main raw material, from CST.

Mittal Steel Lázaro Cárdenas

Mittal Steel Lázaro Cárdenas (“MSLC”) is the largest steel producer in Mexico. MSLC operates a pelletizer plant, two direct reduced iron plants; electric arc furnace-based steel-making plants and continuous casting facilities. MSLC has advanced secondary metallurgical capabilities, including ladle refining, vacuum degassing and calcium silicon injection, which permit it to produce higher quality slabs that are used for specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries. MSLC utilizes direct reduced iron as its primary metallic input for virtually all of its production.

MSLC’s production facilities are located on approximately 4.4 square kilometers adjacent to a major deep-water port in Lázaro Cárdenas, in Michoacan, Mexico, through which most of its slabs are shipped for export and its raw materials are received.

MSLC’s principal product is slabs for the merchant market. MSLC’s product line mainly caters to the high-end applications of its customers, including heat-treatment grades for plate manufacturing, oil country tubular goods and high chromium grade for oil exploration applications and for the gas transportation industry.

Dofasco

Dofasco is a leading North American steel solution provider and Canada’s largest manufacturer of flat rolled steels. Its products include hot rolled, cold rolled, galvanized and tinplate as well as tubular products, and laser-welded blanks, a proprietary laminate. Dofasco supplies these products to the automotive, construction, packaging, manufacturing, pipe and tube and steel distribution markets. Dofasco’s Hamilton plant covers an area of approximately 3.1 square kilometers.

Dofasco has nine wholly-owned operating subsidiaries: Dofasco USA Inc., Dofasco Marion Inc., Powerlasers Limited, Powerlasers Corporation, Dofasco de México, S.A. de C.V., Dofasco Tubular Products Inc., Dofasco Tubular Products Corporation, Dofasco Shelby Inc. and Dofasco Elizabethtown Inc.

Steel-making facilities are located at Dofasco’s Hamilton, Ontario plant and at its 50%-owned mini-mill facility, Gallatin Steel Company, located in Gallatin County, Kentucky. Products produced by Dofasco and its steel-related joint ventures and subsidiaries include: hot and cold rolled steels; galvanized, ExtragalTM and GalvalumeTM steel; prepainted steel; tinplate and chromium coated steels in coils, cut lengths and strip; iron ore concentrate and pellets; welded pipe and tubular steels; and laser welded steel blanks.

Dofasco owns 98.7% of Quebec Cartier Mining and has a 28.6% ownership interest in Wabush Mines, each of which mines and processes iron ore for use in Dofasco’s steel-making operations and for sale to other steelmakers.

Dofasco’s steel-making plant in Hamilton, Ontario is adjacent to water, rail and highway transportation. The plant has two material handling bridges, ore and coal docks, storage yards and handling equipment, three blast furnaces, of which two are currently operating, three coke plants comprising six batteries, one basic oxygen steel-making plant, one two-strand slab caster and a single strand slab caster, one twin shell electric arc furnace and two ladle metallurgy stations associated with steel-making, a hot strip rolling mill consisting, slitting facilities for hot rolled steel, cold rolling mill complex consisting of a coupled pickling line and tandem cold rolling mill, cold rolling mill complex consisting of a coupled pickling line and tandem cold rolling mill, one continuous, stand-alone pickle line, one electrolytic cleaning line, and shearing, coiling, slitting, rewind and inspection equipment related to the cold mills, four temper mills, three continuous annealing lines, 140 conventional and 16 high hydrogen bases for batch annealing and 16 bases for open coil annealing, five continuous galvanizing lines, one of which is capable of producing GalvalumeTM steel and another of which is capable of producing ExtragalTM steel (this line is 80%-owned by Dofasco), one continuous electrolytic tinning line, one continuous electrolytic tinning and chromium coating line, one coil preparation line and a tin plate packaging line and two tube mills.

Flat Carbon Europe

Mittal Steel’s Flat Carbon Europe segment has production facilities in Western and Eastern Europe, including Germany, Belgium, France, Spain, Italy, Luxembourg, Romania, Poland and the Czech Republic. The following two tables sets forth a general description of Mittal Steel’s principal production locations and production units in the Flat Carbon Europe segment:

Production Locations - Flat Carbon Europe

Unit	Country	Locations	Type of Plant	Products
Arcelor Bremen	Germany	Bremen	Integrated	Flat
Liège	Belgium	Liège	Integrated	Flat
Arcelor Atlantique	France	Dunkirk, Mardyck, Montataire, Desvres	Integrated	Flat
Arcelor Lorraine	France	Florange, Mouzon	Integrated	Flat
Arcelor Eisenhüttenstadt	Germany	Eisenhüttenstadt	Integrated	Flat
Arcelor España	Spain	Avilés, Gijón	Integrated	Flat
Arcelor Méditerranée	France	Fos-sur-Mer, Saint-Chély	Integrated	Flat
Arcelor Gent	Belgium	Ghent, Geel, Genk	Integrated	Flat
Arcelor Piombino	Italy	Avellino	Downstream	Flat
Arcelor Sagunto	Spain	Sagunto	Downstream	Flat
Arcelor Dudelange	Luxembourg	Dudelange, Giebel	Downstream	Flat
Arcelor Packaging	Belgium, France, Spain	Liège, Basse-Indre, Florange, Aviles, Etxebarri	Downstream	Flat
ACB	Spain	Bilbao	Mini-mill	Flat
Industeel	France, Belgium	Charleroi, Le Creusot, Chateauneuf, Saint-Chamond	Mini-mill	Flat
Mittal Steel Galati	Romania	Galati	Integrated	Flat, Long, Pipes and Tubes
Mittal Steel Poland	Poland	Krakow, Swietochlowice	Integrated	Flat

Production Facilities – Flat Carbon Europe

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2006 (in million tonnes) (1)(2)
Coke Plant	20	11.9	11.0
Sinter Plant	15	53.7	44.7
Blast Furnace	24	39.8	32.7
Basic Oxygen Furnace (including Tandem Furnace)	18	41.0	34.1
Electric Arc Furnace	5	2.6	2.0
Continuous Bloom / Billet Caster	3	1.6	0.2
Breakdown Mill (Blooming / Slabbing Mill)	3	0.7	0.6
Billet Rolling Mill	1	2.5	0.2
Continuous Caster - Slabs	22	38.4	33.0
Hot Rolling Mill	15	36.6	30.6
Pickling Line	26	23.3	15.4
Tandem Mill	21	20.2	17.2
Annealing Line	14	5.1	3.4
Skin Pass Mill	14	8.0	5.9
Hot Dip Galvanizing Line	33	11.7	10.7
Electro Galvanizing Line	9	2.2	1.7
Tinplate Mill	9	1.9	1.5
Color Coating Line	13	2.0	1.4
Plate Mill	2	2.9	1.7
Welded Pipes	2	0.2	0.2

(1)

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers does not equal the quantity of saleable finished steel products.

(2)	2006 production figures are based on annual production as if acquisitions had occurred on January 1, 2006.

Flat Carbon Western Europe

Arcelor Bremen

Arcelor Bremen is situated on the bank of the River Weser in the north of Bremen. The plant covers an area of approximately seven square kilometers. Arcelor Bremen is a fully-integrated and highly automated plant with four million tonnes of crude steel production capacity.

Arcelor Bremen has upstream and downstream facilities and contains one sinter plant, two blast furnaces, one steel shop with two basic oxygen converters, one vacuum degassing, one continuous slab caster and one hot strip mill upstream plant and downstream plant has one pickling line, a four-stand tandem mill, batch annealing and temper mills, and two hot dip galvanizing lines.

Arcelor Bremen produces and sells a wide range of products, including slab, hot rolled, pickled, cold rolled and hot dip galvanized rolls to the automotive and primary transformation sector.

Cockerill Sambre (Liège)

Liège, which is located along the Meuse River, is divided into upstream facilities – which are included into Cockerill Sambre – and downstream facilities, which are now part of Arcelor Steel Belgium (“ASB”). Liège’s upstream facilities consist of two main plants: the Seraing-Ougrée plant, which includes one coke plant, one sinter plant (DL5) and one blast furnace (HFB), and the Chertal plant, which includes a steel shop with two LD-AC converters (210T), ladle metallurgy with RH vacuum treatment, two continuous caster machines (one double strand and one single strand) and a hot strip mill.

The downstream facilities, located in the south of Liège, comprise two pickling lines and two cold rolling mills (located in Tilleur), batch annealing furnaces and one continuous annealing line (located in Jemeppe), four hot dip galvanizing lines and two organic coating lines (located in the Flemalle/Ramet area), as well as three electrogalvanizing lines.

Cockerill Sambre produces a large range of high-quality steel grades, from IF (Interstitial-free) steels for the automotive industry to deep drawing aluminum killed steels, tin plate low carbon specifications, the whole range of construction steels and micro-alloyed grades. A portion of its production is sent to Liège’s downstream facilities, with the remainder sold to Arcelor Construction France and to Condesa Group.

Liège’s downstream facilities mainly produce higher added value products, for automotive, household electrical devices, the appliance and construction industries, general industrial applications and tin plate applications.

Arcelor Atlantique et Lorraine

Arcelor Atlantique is part of Arcelor Atlantique et Lorraine, with four plants located in the north of France (Dunkirk, Mardyck, Montataire and Desvres). The Dunkirk plant covers an area of approximately 4.6 square kilometers. The Mardyck plant covers an area of approximately 2.6 square kilometers. The Desvres plant covers an area of approximately 0.1 square kilometers. The Montataire plant covers an area of approximately 0.7 square kilometers.

Arcelor Atlantique’s principal equipment consists of a coking plant, two sinter plants, three blast furnaces, three basic oxygen furnaces, four continuous slab casters, one hot strip mill, one pickling line, one coupled pickling and a cold rolling mill line, six hot dip galvanizing lines, one organic coating line and one laminated composite line.

Arcelor Atlantique produces and markets a large range of products, including slabs, hot rolled, pickled, galvanized, color coated coils and composite products. Arcelor Atlantique’s products are sold in France and Western Europe, principally for the automotive market.

Arcelor Lorraine, consisting of the sites of Florange and Mouzon, is part of Arcelor Atlantique et Lorraine. The Florange site has upstream and downstream facilities mainly located along the Fensch River in Lorraine, France and covers an area of approximately 6.2 square kilometers and contains a coke plant, a sinter plant, two blast furnaces, a steel-making division with two bottom blowing oxygen converters, ladle furnace and tank degasser facilities, and one continuous slab caster and a hot strip mill for the upstream portion. The downstream plant of Florange has a high capacity coupled pickling-rolling line, the first in the world designed for this purpose, a continuous annealing line, batch annealing and temper mill, and three coating lines dedicated to the automotive market: a hot dip galvanizing line, an electro galvanizing line, and an organic coating line. The Mouzon site covers an area of approximately 0.9 square kilometers and has two hot dip coating lines for the production of zinc-aluminum coated products.

The Florange and Mouzon sites produce and deliver a very large range of flat steel high-value finished products, including cold rolled, hot dip galvanized, electro galvanized, aluminized and organic coated material. Certain products are dedicated to the automotive market, such as Extragal, Galfan, Usibor (hot dip) and Bonazinc (organic coated), others to the appliances market, such as Solfer (cold-rolled) for enameling applications or high gloss (organic coated). More than 93% of total production is for the French and EU market.

Arcelor Eisenhüttenstadt

Arcelor Eisenhüttenstadt is situated on the river Oder near the Polish border and 110 kilometers to southeast of Berlin. The plant covers an area of approximately 8.8 square kilometers. Arcelor Eisenhüttenstadt’s principal equipment consists of one sinter plants, two blast furnaces, two basic oxygen furnaces, one continuous bloom caster, one continuous slab caster, one hot strip mill, two pickling lines, one tandem mill, two hot dip galvanizing lines and one organic coating line.

Arcelor Eisenhüttenstadt produces and sells a wide range of products, including hot-rolled, cold rolled, electrical and hot dip galvanized and organic coated rolls to automotive, distribution, metal processing, construction and appliances industry customers in Germany, Central and Eastern Europe.

Arcelor España

Arcelor España consists of two factories, Avilés and Gijón, interconnected by an internal railway and covering an area of approximately 15.1 square kilometers. The two factories operate as a single integrated steel plant comprising coking facilities, sinter plants, blast furnaces, steel plants, hot-rolling mills and cold roll plants. The factories are also connected by rail to the two main ports in the region. Raw materials received at the port of Gijón are unloaded at Arcelor España’s own dry-bulk terminal, which is linked to the iron making facilities by belt conveyors.

Arcelor España is connected to the rest of Arcelor factories in Spain by wide-gauge and narrow-gauge rail networks. Shuttle trains link the Arcelor España facilities with the Arcelor Sagunto and Arcelor Etxebarri plants, which they supply with hot-rolled coils for subsequent processing into cold-rolled, galvanized and electrogalvanized sheet and tinplate. The Arcelor Sagunto plant covers an area of approximately 0.3 square kilometers.

Arcelor España operates two coking plants, two sinter plants, two blast furnaces with 11-meter diameter hearths, two steel plants, one of them for flats products, with two continuous casters for slab and other for long products, with two continuous caster for bloom and billet casters, a hot strip mill, a heavy plate mill, a wire rod mill and a rail mil. The cold roll plants include two pickling lines, two five stands cold tandem mills, annealing facilities for tinplate, tinning lines, two galvanizing lines and one organic coating line.

Arcelor España produces heavy plates, hot rolled, pickled and oiled, hot dip galvanized rolls to the automotive and other industries, organic coated and tin plates, rails and wire rods.

Arcelor Méditerranée

Arcelor Méditerranée operates a flat carbon steel plant in Fos-sur-Mer, France. In addition, Arcelor Méditerranée also operates a downstream plant for electrical steels in Saint-Chély (300 kilometers north of Fos-sur-Mer).

The Fos-sur-Mer plant is located 50 kilometers west of Marseilles on the Mediterranean Sea and covers an area of approximately 15 square kilometers. Arcelor Méditerranée’s principal equipment consists of one coke oven plant, one sinter plants, two blast furnaces, two basic oxygen furnaces, two continuous slab casters, one hot strip mill, one pickling line, one cold rolling mill and one continuous annealing line.

Arcelor Méditerranée’s products include coils for direct transformation into wheels, pipes for energy transport, automotive construction and coils for downstream facilities for car bodies, construction and general industry applications.

The Saint-Chély plant produces electrical steel, primarily for electrical motors. 60% of its products are shipped through a private dedicated wharf, partly through a shuttle system (coils for Sagunto and La Magona); 30% are shipped by rail and the rest by truck.

Arcelor Steel Belgium (Arcelor Gent, Geel and Genk)

Arcelor Gent, Geel and Genk are part of Arcelor Steel Belgium. Arcelor Gent is a fully integrated coastal steelworks which is located along the Ghent-Terneuzen canal, approximately 17 kilometers from the Terneuzen sea lock, which links the works directly with the North Sea. The canal is of the Panamax type and can accommodate ships of up to 65,000 tonnes. The Arcelor Gent plant covers an area of approximately 8.2 square kilometers. Arcelor Geel consists of an organic coating line and Arcelor Genk of an electrolytic galvanizing line. The Arcelor Genk plant covers an area of 0.2 square kilometers.

Arcelor Gent, Geel and Genk’s principal equipment consists of one coke oven plant, two sinter plants, two blast furnaces, one basic oxygen furnace, two continuous slab casters, one hot strip mill, three pickling lines, two tandem mills, batch annealing furnaces, one continuous annealing line, three temper rolling mills, three inspection lines, three hot dip galvanizing lines and one organic coating line.

Arcelor Gent produces flat steel products with high added value. A significant part of the production is coated, either by hot dip galvanizing, electrolytic galvanizing or organic coating. Arcelor Gent’s products are used in the automotive industry and in household appliances, tubes, containers, radiators and construction elements.

Aceria Compacta de Bizkaia

Aceria Compacta de Bizkaia (“ACB”) is located inside the Bilbao Port, in a 0.5 square kilometer property. Most of its raw materials arrive through an owned port situated adjacent to the melt shop. ACB’s principal equipment consists of two electric arc furnaces, two continuous slab casters, one hot rolling mill and one pickling line.

ACB is a major supplier of hot rolled coils to the Spanish market. Coils are supplied both hot rolled and pickled and oiled and the range of production includes cold forming and drawing steels, structural steels, cold for re-rolling, direct galvanization, dual phase, weather resistant and floor plate. The compact steel production equipment, including a seven-stand hot rolling mill, enables ACB to supply low thickness hot rolled coil down to 1.0 millimeter. Sales outside Spain represent 20% of total shipments, most in Western Europe.

Industeel Belgium and Industeel France

Industeel’s facilities consist of four plants: Industeel Belgium (“IB”), located in Charleroi, Belgium; Industeel Creusot (“IC”), located in Le Creusot, France; Industeel Loire (“IL”), located in Chateauneuf, France and Euroform, located in Saint-Chamond, France. Industeel also owns a research and development (“R&D”) center in Le Creusot, France.

IB, IC and IL are heavy plate mills. Each plant is fully integrated, from melt shop to finishing facilities. IB and IC are designed to produce 5-150 millimeter thick special steel plates, including stainless steel products, while IL is dedicated to extra heavy gauge products (120-900 millimeter thick) in alloyed carbon steel. Euroform operates hot forming facilities, mainly to transform extra heavy gauge products received from IL. The R&D center is fully dedicated to special plate products development.

Industeel’s principal equipment consists of three electric arc furnaces, two ingot casting, one continuous caster, three hot rolling mills, heat treating and finishing lines. Industeel’s plants in Belgium cover an area of approximately 0.4 square kilometers, and its plants in France cover an area of approximately 0.7 square kilometers.

Industeel provides products for special steel niche markets, both in the form of alloyed carbon grades and in stainless steel. It mainly focuses on applications where tailor-made or added-value plates are needed.

Industeel’s main product segments are stainless steel, process vessels steel, wear-resistant steel, cryogenics steel, mold steel, high-strength steel, jack-up rig elements, protection steel, clad plates, tool steel for oil and gas, chemistry and petrochemistry, wear resistant steel, assembly industries, process industries and construction inside and outside of Europe.

Arcelor Piombino

Arcelor Piombino’s production facilities and headquarters are located in Piombino, Italy. It also has a production division in San Mango sul Calore in Avellino, Italy. Arcelor Piombino manufactures galvanized and organic coated steel products and has one pickling line, a full continuous four-stand tandem mill, four hot dip galvanizing lines and three organic coating lines, of which one is located in Avellino.

Arcelor Piombino’s products are sold to European customers, primarily in the distribution, appliance and construction industries.

Flat Carbon Eastern Europe

Mittal Steel Poland

Mittal Steel Poland is the largest steel producer in Poland, with an annual production capacity of approximately 8.4 million tonnes of crude steel. The major operations of Mittal Steel Poland are based in Dabrowa Gornicza, Krakow, Sosnowiec and Swietochlowice, Poland. Mittal Steel Poland’s Dabrowa Gornicza, Krakow, Sosnowiec and Swietochlowice plants cover an area of 12.4, 15.1, 0.7 and 0.8 square kilometers, respectively.

Mittal Steel Poland also has interests in a number of companies some of which operate rolling mills that engage in converting billets, slabs and other semi-finished products into a range of finished products, and one company which produces and supplies coke to other Mittal Steel subsidiaries.

Mittal Steel Poland produces a wide range of steel products, including both long products and flat products. Its product range includes slabs, billets, blooms, sections, rails, hot-rolled sheets and strips, cold-rolled sheets and strips, galvanized sheets, welded tubes, wire-rods and other wire products and coated sheets. More than 50% of Mittal Steel Poland’s products are sold in the domestic Polish market, while the remainder is exported, primarily to customers located in other member states of the EU. Mittal Steel Poland’s primary customers are in the construction, engineering, transport, mining and automotive industries.

Mittal Steel Poland’s principal equipment consists of thirteen coke oven batteries, two sinter plants, five (four operational) blast furnaces, six basic oxygen furnaces, two continuous casters for blooms and billets, one continuous casters for slabs, one breakdown mill (bloom and slabs) one billet mill, one hot rolling mill, one cold rolling mill, one heavy section mill, one medium section mill, three galvanizing lines, two color coating lines, one wire rod mill, one pipe / tube mill and one cold rolling mill for narrow strips.

Mittal Steel Galati

Mittal Steel Galati’s principal equipment consists of six coke oven batteries (five operational), two sintering plants, five blast furnaces, six basic oxygen furnaces, four continuous slab casters, five continuous bloom casters (three operational), one billet mill, two heavy plate mils, one hot strip mill, one cold rolling mill, one hot dip galvanizing line and one welded pipe plant. Mittal Steel Galati’s plant covers an area of approximately 15.9 square kilometers.

Mittal Steel Galati produces slabs, billets, plates, hot rolled, cold rolled and galvanized sheet and large diameter longitudinally welded pipes. Approximately 31% of its products are sold in Romania.

In connection with its acquisition by Mittal Steel in 2001, Mittal Steel Galati agreed with the Romanian Government to make capital expenditures of approximately $251 million from November 2001 through December 2006, of which $76 million is to be used for environmental projects, as well as a further $100 million in capital expenditures from 2007 through 2011. These investments are secured by a pledge of a portion of Mittal Steel’s shares in Mittal Steel Galati.

Mittal Steel Ostrava

See Long Carbon Europe.

Long Carbon

Mittal Steel’s Long Carbon segment has production facilities in North and South America and Europe, including the United States, Canada, Brazil, Trinidad, Spain, Germany, France, Luxembourg, Italy, Poland, Romania and the Czech Republic. The following two tables set forth a general description of Mittal Steel’s principal production locations and production units in the Long Carbon segment:

Production Locations - Long Carbon

Unit	Country	Locations	Type of Plant	Products
Travi e Profilati di Pallanzeno	Italy	Pallanzeno	Downstream	Long / Sections
Arcelor Thüringen	Germany	Unterwellenborn	Mini-mill	Long / Sections
Arcelor Profil Luxembourg SA	Luxembourg	Esch-Belval Differdange	Mini-mill	Long / Sections, Sheet Piles
Aceralia Largos Verina Carril & Alambron	Spain	Gijon	Downstream	Long / Rails, Wire Rod
Arcelor Madrid SL	Spain	Madrid	Mini-mill	Long / Sections
Arcelor Olaberría	Spain	Olaberría	Mini-mill	Long / Sections
Arcelor Bergara	Spain	Bergara	Mini-mill	Long / Sections
Arcelor Laminados Zaragoza, SA	Spain	Saragossa	Mini-mill	Long / Light Bars and Angles
Arcelor Rodange	Luxembourg	Esch Schifflange, Rodange	Mini-mill	Long / Sections, Rails, Rebars
Arcelor Huta Warszawa	Poland	Warsaw	Mini-mill	Long / Bars
Arcelor Zumárraga	Spain	Zumárraga	Mini-mill	Long / Bars, Wire rods
Mittal Steel Europe	Germany	Hamburg	Mini-mill	Long / Wire Rods
Mittal Steel Europe	Germany	Ruhrort, Hochfeld	Mini-mill	Long / Billets, Wire Rod
Mittal Steel Tréfileurope	Luxembourg	Shifflange	Downstream	Long / Wire Drawing
Mittal Steel Hunedoara	Romania	Hunedoara	Mini-mill	Long / Sections, Wire Rod
Mittal Steel Ostrava	Czech Republic	Ostrava	Integrated	Long / Sections, Wire Rod
Mittal Steel Poland	Poland	Dabrowa Gornica, Sosnowiec	Integrated	Long / Sections, Wire Rod
Mittal Steel Canada	Canada	Contrecoeur East, West	Mini-mill	Long / Wire Rod / Bars
Mittal Steel USA	USA	Steelton, PA	Mini-mill	Long / Rail
Mittal Steel USA	USA	Georgetown, SC	Mini-mill	Long / Wire Rod
Mittal Steel USA	USA	Indiana Harbor Bar, IN	Mini-mill	Long / Bar
Mittal Steel Point Lisas	Trinidad	Point Lisas	Mini-mill	Long / Wire Rod
Belgo	Brazil	Jao Monlavade	Integrated	Long / Wire Rod
Belgo	Argentina	Villa Constitucion	Integrated	Long / Wire Rod / Bar
Belgo	Brazil	Juiz de Fora, Piracicaba, Vitoria	Mini-mill	Long / Bar / Wire Rod
Arcelor Belgo	Costa Rica	Costa Rica	Downstream	Long / Wire Rod
Wire Drawing	Luxembourg, USA, Austria, Hungary, Poland, UK, Brazil, Canada, Costa Rica, Argentina	Bissen, Bettembourg, Arkansas, Szengotthard, Sycow, Sheffield, BBA, BMB, BBN, Montreal, Contagem, Vespasiano, Ferra de Santana, La Tablada	Downstream	Long / Wire Drawing

Production Facilities – Long Carbon

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2006 (in million tonnes) (1) (2)
Coke Plant	13	6.1	5.4
Sinter Plant	4	13.2	10.7
Blast Furnace	7	9.6	7.8
Basic Oxygen Furnace (including Tandem Furnace)	11	11.2	9.6
DRI Plant	6	6.2	4.1
Electric Arc Furnace	24	19.6	16.1
Continuous Caster - Bloom / Billet	30	26.5	21.9
Breakdown Mill (Blooming / Slabbing Mill)	2	5.6	1.2
Billet Rolling Mill	3	3.7	1.1
Heavy Section Mill	4	2.9	2.1
Medium Section Mill	10	6.1	5.3
Light Section Mill	1	0.6	0.5
Bar Mill	18	6.1	3.9
Rail Mill	2	0.7	0.4
Wire Rod Mill	14	9.3	7.3
Continuous Caster - Slabs	1	2.3	1.9
Hot Rolling Mill	2	2.0	1.4
Pickling Line	3	0.7	0.7
Tandem Mill	4	0.6	0.4
Annealing Line	6	0.5	0.5
Skin Pass Mill	1	0.2	0.1
Hot Dip Galvanizing Line	3	0.0	0.0
Electro Galvanizing Line	3	0.1	0.1
Seamless Pipes	2	0.3	0.3
Welded Pipes	2	0.2	0.2

(1)

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers does not equal the quantity of saleable finished steel products.

(2)	2006 production figures are based on annual production as if acquisitions had occurred on January 1, 2006.

Long Carbon Americas

Mittal Steel USA

See Flat Carbon Americas.

Mittal Canada

Mittal Canada is the largest mini-mill in Canada. Mittal Canada has eight major production facilities.

Mittal Canada’s main operations include the Contrecoeur East site with two DRI plants, one steel plant operating two electric arc furnaces, a rod mill and a flat roll mill. The Contrecoeur West site operates one steel plant with one electric arc furnace and a bar mill.

Mittal Canada also operates a second bar mill and a pipe mill in the Montreal area. It is engaged in further downstream production with four wire drawing mills, two in the Montreal area, one in Hamilton, Ontario and one in Detroit, Michigan, USA.

Mittal Canada’s Contrecoeur East operations are capable of producing, billets, slabs, hot-rolled sheets, cold-rolled sheets, rod and bar products. Mittal Canada has two DRI plants with a total production capacity of 1.5 million tonnes. The Contrecoeur West operations produce billets and bar products.

Mittal Canada produces a wide range of products with a focus on niche and value-added products. These products include hot, cold and galvanized sheets, wire rods, wire products, bar and pipe products primarily sold in Canada and the United States. Mittal Canada principally serves the automotive, appliance, transportation, machinery and construction industries.

Mittal Steel Point Lisas Limited

Mittal Steel Point Lisas, located in Trinidad, is the largest steelmaker in the Caribbean, based on 2006 shipments. Its facilities are located on approximately 1.1 square kilometers at the Point Lisas Industrial Complex in Point Lisas.

Mittal Steel Point Lisas’ principal production facilities are three direct reduced iron plants, two electric arc furnaces, two continuous casters for billets and one wire rod mill. Mittal Steel Point Lisas’ production facilities are located adjacent to a dedicated deep-water dock facility near the waterfront of the Gulf of Paria.

In 2006, Mittal Steel Point Lisas exported substantially all of its wire rod shipments, primarily to steel manufacturers in South and Central America, the Caribbean and the United States. Mittal Steel Point Lisas is also a significant producer, exporter, and user of DRI. Mittal Steel Point Lisas receives its raw material imports and ships its steel products through a deep-water port facility within its production complex.

Belgo and Acindar

Belgo’s steel production facilities include one integrated plant (João Monlevade plant in Brazil), one semi-integrated steel plant, Acindar (Villa Constitución plant in Argentina), three mini-mills (the Juiz de Fora, Piracicaba and Vitória plants in Brazil), nine wire plants and three plants that produce transformed steel products. In addition, Belgo, through its subsidiary CAF Santa Barbara, produces charcoal from eucalyptus reforestation operations that is used to fuel its furnaces in Juiz de Fora and/or to exchange for pig iron with local producers, and through the jointly controlled entity Guilman Amorin, produces energy used to supply the João Monlevade plant. Belgo covers an area of approximately 1,322 square kilometers, including production plants and forested areas in Brazil.

Belgo’s long-rolled products are mainly directed at the civil construction sector and to the industrial manufacturing sector. Long-rolled products used in the construction sector consist primarily of merchant bars and rebars for concrete reinforcement. Long-rolled products for the industrial manufacturing sector consist principally of bars and wire rods. Wire rods produced by Belgo are either consumed by Belgo’s subsidiaries, which further process them to manufacture higher value-added wire products and transformed steel products, or sold directly to third parties, such as other wire product manufacturers or customers in the tire, automotive, welding and appliance businesses.

Belgo’s wire steel products are value-added products with higher margins. Belgo’s subsidiary Belgo Bekaert Arames Ltda. and the wire steel division of Acindar manufacture wire products that are consumed mainly by agricultural and industrial end-users and are sold at retail stores. These wire steel products include barbed and fence wire, welding wire and fasteners. Wire products produced by Belgo’s subsidiary BMB – Belgo-Mineira Bekaert Artefatos de Arame Ltda. consist of steel cords that are consumed by the tire industry and hose wire that is used to reinforce hoses.

Belgo’s transformed steel products are produced mainly by the cold drawing of low carbon wire rods. Belgo’s transformed steel products for the civil sector include welded mesh, trusses, annealed and nails. In addition, Belgo also processes wire rods to produce drawn bars at its Sabará facility sold to customers in the automotive industrial sector.

Long Carbon Europe

Mittal Steel Europe (Hamburg and Duisburg)

Mittal Steel Europe’s principal steel-making operations are in Hamburg and Duisburg in Germany. The Duisburg plant covers an area of approximately 1.9 square kilometers and the Hamburg plant covers a leased area of approximately 0.6 square kilometers.

Mittal Steel Europe’s principal production facilities currently in operation are one direct reduced iron plant, one electric arc furnaces, two converter shops, three continuous caster, one billet rolling mill and two wire rod mills.

Mittal Steel Europe’s principal products are wire rods, bars, billets and blooms.

Over 80% of Mittal Steel Europe’s products are sold in European markets, while the remainder is exported, primarily to the United States and Asia. Mittal Steel Europe ships its products primarily to customers in the construction, engineering and automotive industries.

Mittal Steel Europe meets its iron ore requirements largely from suppliers in Brazil and Canada. It has long-term contracts for pig iron supply to Mittal Steel Ruhrort. Mittal Steel Europe sources scrap mainly from the Western European and Baltic markets.

In February 2005, Mittal Steel Ruhrort signed an agreement, with ThyssenKrupp Stahl AG for the purchase of 1.3 to 1.5 million tonnes of hot metal each year for a 20-year term beginning October 2007. This agreement extended an existing supply agreement between the parties under which Mittal Steel Ruhrort agreed to purchase from ThyssenKrupp Stahl AG 1.3 million tonnes of hot metal each year until September 2007.

Mittal Steel Poland

See Flat Carbon Europe.

Mittal Steel Ostrava

Mittal Steel Ostrava’s production facilities are located in Ostrava, Czech Republic. The majority of its facilities are wholly-owned. Mittal Steel Ostrava’s principal production facilities currently in operation are three coke oven batteries, two sinter plants, four blast furnaces, four open hearth tandem furnaces, three continuous casters, one hot strip mill, two section mills, one wire rod mill, two seamless tube mills, one spiral welding shop and one power plant.

The 2003 sale of Mittal Steel Ostrava by the government of the Czech Republic was part of an initiative to restructure the Czech steel industry. Mittal Steel made capital expenditure commitments totaling $243 million over 10 years (including $20 million for environmental improvements), including $135 million from 2003 through 2007. Mittal Steel has made capital expenditures of $99 million as of December 31, 2006 towards this commitment. Upon the acquisition, Mittal Steel rescheduled the debt obligations of Mittal Steel Ostrava with a consortium of Czech and international banks led by the International Finance Corporation.

In connection with the acquisition, Mittal Steel Ostrava also committed to follow the medium-term restructuring plan approved by the European Commission. This plan includes certain reductions in capacity and employment levels.

Mittal Steel Ostrava produces mostly long products. Approximately 43% of Mittal Steel Ostrava’s production is sold in the domestic market, and the remainder is sold primarily to customers in other European countries. Mittal Steel Ostrava sells most of its production directly to end users, primarily in the engineering, automotive and construction industries, as well as to “stockists” (small-lot resellers).

The significant downstream subsidiaries of Mittal Steel Ostrava are Jakl Karvina a.s. (wholly-owned), Valcovny Plechu a.s. (wholly-owned) and Nova Hut-Valcovna za Studena, spol s.r.o. (wholly-owned). Jakl Karvina a.s. has an annual capacity of 255,000 tonnes of welded pipes. Valcovny Plechu, a.s. has an annual capacity of 210,000 tonnes of cold rolled products. Nova Hut-Valcovna za Studena, spol s.r.o. has an annual capacity of 42,000 tonnes of cold rolled strips.

Arcelor Profil Luxembourg

Arcelor Profil Luxembourg has two facilities located in Esch Belval and Differdange, Luxembourg. The Differdange plant covers an area of approximately 1.2 square kilometers, and the Belval plant covers an area of approximately 1.1 square kilometers.

Arcelor Profil Luxembourg’s principal production facilities currently in operation are two electric arc furnaces, two long section rolling mills and one sheet piles rolling mill.

Arcelor Profil Luxembourg produces a wide range of sections and sheets piles.

Arcelor Rodange

Arcelor Rodange has two facilities located in Esch Schifflange with an electric arc furnace, a continuous caster and Rodange-2 hot rolling mills. Arcelor Rodange is owned by Arcelor Profil Luxembourg (80%) and third parties (20%). The Rodange plant covers an area of approximately 0.5 square kilometers and the Esch Schifflange plant covers an area of approximately 0.4 square kilometers.

Arcelor Rodange manufactures special sections, crane rails, rebars and special rebars, mining support, sections, track shoes, special car building sections, hot rolled collector bars, and cutting edges, cross hearts, tie plates, metro contact and guide bars and square bars.

Arcelor Huta Warszawa

Arcelor Huta Warszawa, a wholly-owned subsidiary of Arcelor Holding Sàrl (Luxembourg), is located in Warsaw, Poland. Arcelor Huta Warszawa produces long products. Its unit has an electric arc furnace, a continuous caster, a blooming mill and three section mills.

Arcelor Huta Warszawa produces special quality bars. Beginning in the third quarter of 2007, Arcelor Huta Warszawa will produce rebars of from 8 millimeters to 40 millimeters in diameter, flat bars of from 25 to 150 millimeters in diameter, equal angles of from 30 to 80 millimeters in diameter and round plain bars of from 10 millimeters to 50 millimeters in diameter.

Arcelor Olaberría

Arcelor Olaberría is located in northeastern Spain. It produces long products. Its unit has an electric arc furnace, continuous caster and a hot rolling mill, and produces sections of between 6.0 meters and 24.1 meters in length.

Arcelor Bergara

Arcelor Bergara is located in northeastern Spain. It produces long products. Its unit has an electric arc furnace, continuous caster and a hot rolling mill. Its unit produces steel sections of between 6.0 meters and 18.3 meters in length.

Arcelor Madrid

Arcelor Madrid is located 15 kilometers south of Madrid. It produces long products. It has an electric arc furnace, continuous caster and a hot rolling mill. It manufactures steel sections of between 9.0 meters and 18.3 meters in length.

AACIS

Mittal Steel’s AACIS segment has production facilities in Europe, Asia and Africa, including Kazakhstan, Ukraine, South Africa, Algeria, Macedonia, Bosnia and Herzegovina and Morocco. The following two tables set forth a general description of Mittal Steel’s principal production locations and production:

Production Locations - AACIS

Unit	Country	Locations	Type of Plant	Products
Mittal Steel Temirtau	Kazakhstan	Karaganda	Integrated	Flat, Pipes and Tubes

Mittal Steel Kryviy Rih	Ukraine	Kryviy Rih	Integrated	Long

Mittal Steel South Africa	South Africa	Vanderbijlpark, Saldanha, Newcastle, Vereeniging	Integrated, Mini-mill	Flat, Long, Pipes and Tubes

Mittal Steel Annaba	Algeria	Annaba	Integrated, Mini-mill	Flat, Long, Pipes and Tubes

Mittal Steel Skopje	Macedonia	Skopje	Downstream	Flat

Mittal Steel Zenica	BH	Zenica	Mini-mill	Long

Sonasid	Morocco	Nador, Jorf, Lasfar	Mini-mill	Long

Pipes & Tubes	Romania, Czech Republic, South Africa, Algeria, Poland, Canada, Kazakhstan	Roman, Ostrava, Vereeniging, Annaba, Krakow, Iasi, Galati, Contrecoeur, Temirtau	Downstream	Pipes and Tubes

Production Facilities – AACIS

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2006 (in million tonnes)(1)(2)
Coke Plant	24	11.3	8.4
Sinter Plant	11	26.8	23.5
Blast Furnace	15	22.2	16.4
Basic Oxygen Furnace (including Tandem Furnace)	19	22.5	16.8
DRI Plant	6	1.5	1.4
Electric Arc Furnace	11	5.7	3.7
Continuous Caster - Bloom / Billet	4	4.3	2.8
Breakdown Mill (Blooming / Slabbing Mill)	2	10.0	7.6
Billet Rolling Mill	2	2.3	1.7
Medium Section Mill	2	0.6	0.5
Light Section Mill	6	3.9	3.9
Bar Mill	6	1.4	1.4
Wire Rod Mill	7	4.1	3.8
Continuous Caster - Slabs	6	11.2	7.5
Hot Rolling Mill	5	12.0	8.0
Pickling Line	6	5.6	3.8
Tandem Mill	6	5.7	3.5
Annealing Line	10	2.1	1.2
Skin Pass Mill	6	1.9	0.9
Hot Dip Galvanizing Line	7	1.7	1.4
Electro Galvanizing Line	2	0.2	0.1
Tinplate Mill	4	1.4	0.9
Color Coating Line	3	0.2	0.2
Plate Mill	1	0.6	0.4
Seamless Pipes	4	0.8	0.4
Welded Pipes	3	0.3	0.1

(1)

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers does not equal the quantity of saleable finished steel products.

(2)	2006 production figures are based on annual production as if acquisitions had occurred on January 1, 2006.

Mittal Steel Temirtau

Mittal Steel Temirtau’s wholly-owned integrated steel plant consists of six coke oven batteries, three sinter plants, four blast furnaces (three operational), three basic oxygen furnaces, two continuous slab casters, one hot strip mill, three cold rolling mills, three tinning lines, two galvanizing lines, a color coating line and two welded pipe mills. Mittal Steel Temirtau covers an area of approximately 50.9 square kilometers.

In December 2001, Mittal Steel Temirtau signed an investment agreement with the government of the Republic of Kazakhstan, pursuant to which Mittal Steel Temirtau agreed to make capital expenditures of approximately $580 million. The investment agreement has been completed with total investment of $584 million as of December 31, 2006. These capital expenditures included reconstructing blast furnaces, constructing two continuous casters together with ladle furnaces, constructing a coke oven battery, constructing a galvanizing line, and other technological updates of fixed assets. Mittal Steel Temirtau is currently constructing a bar mill and is also upgrading its tinning line.

Mittal Steel Temirtau’s product range of flat steel products includes pig iron, continuous caster slabs, hot and cold-rolled coils and sheets, black plates, covers, tin plates, hot dipped galvanized products, color coated products and welded pipes. It sells steel products to a range of industries, including the tube and pipe making sectors, and manufacturers of consumer goods and appliances.

Mittal Steel South Africa

Mittal Steel South Africa has four main production facilities which are supported by a metallurgical by-products division (Mittal Coke and Chemicals). Vanderbijlpark Steel is an integrated flat steel producer whose facility is located in Gauteng province, approximately 80 kilometers to the south of Johannesburg, and covers an area of approximately 23.0 square kilometers. Vereeniging Steel is a mini-mill located in Vereeniging, close to Vanderbijlpark Steel, producing specialty steel products and covering an area of approximately 0.8 square kilometers. Newcastle Steel is an integrated long products facility located in Kwa-Zulu Natal province and covering an area of approximately 13.1 square kilometers. It produces sections and bars as well as billets for re-rolling and wire rod. Saldanha Steel is a flat steel producer located in Cape Province, close to the deep-sea port of Saldanha and covering an area of approximately 4.0 square kilometers.

Mittal Steel South Africa’s products include hot-rolled plates and sheet in coil form, cold-rolled sheet, coated sheet, wire-rod and sections as well as forgings and seamless pipes.

Mittal Steel Kryviy Rih

Mittal Steel acquired the Ukrainian steel-maker Kryvorizhstal pursuant to an Agreement for Sale and Purchase of Shares (“SPA”) dated October 28, 2005 and subsequently renamed it Mittal Steel Kryviy Rih. Mittal Steel Kryviy Rih’s integrated steel plant consists of six coke oven plants, three sintering plants, six blast furnaces, six basic oxygen furnaces, two open hearth furnaces, two blooming mills and five light section/bar mills, three wire rod mills and covers an area of approximately 119.9 square kilometers including mines, agriculture division and various recreational centers.

Mittal Steel Kryviy Rih is committed to invest at least $500 million through 2010, as per the SPA, which includes certain innovation, investment and environment-related undertakings. Mittal Steel Kryviy Rih has spent approximately $121 million during 2006 against these SPA commitments. Mittal Steel Kryviy Rih also has certain labor obligations relating to preservation of headcount and average wages.

Mittal Steel Kryviy Rih’s product range of long products includes billets, rounds, rebar and light sections including squares, angles and strips. The products are sold to a range of industries such as hardware, construction, re-rolling and fabrication. The markets for the products are Ukraine, North Africa, Europe, the Middle East and the Gulf states.

Mittal Steel Annaba

Mittal Steel Annaba is located in Algeria. Mittal Steel Annaba is the only integrated steel plant in Algeria. Mittal Steel Annaba also owns port facilities at Annaba, which are located approximately 12 kilometers from its steel-producing operations, for handling exports of steel products and imports of raw materials.

Mittal Steel Annaba’s production facilities consist of six basic oxygen furnaces and one electric arc furnace. It operates with two sinter plants, two blast furnaces, a hot-strip mill, a cold reducing mill, a bar and rod mill and a seamless tube mill.

Mittal Steel Annaba produces both long and flat products. Its flat product range includes slabs, hot rolled and cold-rolled coils and sheets, hot-dipped galvanized products and tin plates, and its long product range includes billets, wire-rods, rebars and seamless tubes. Mittal Steel Annaba supplies products primarily to the construction, housing, engineering, packaging and petrochemical industries.

Sonasid

Sonasid is the largest long steel producer in Morocco and has facilities in Nador, Jorf and Lasfar in Morocco. Sonasid principally produces steel bars and rods. These products include reinforcing bars (used in construction), wire rods (used to manufacture nails and springs) and merchant bars (used in mechanical construction and steel framework structures).

Pipes & Tubes

Mittal Steel operates pipes and tubes making facilities (seamless and welded products) on four continents: Europe, Africa, Asia and North America. The plants manufacturing seamless pipes are Roman in Romania, Ostrava in the Czech Republic (see Long Carbon section), Vereeniging in South Africa and Annaba in Algeria (see AACIS section). Welded pipes are made in Ostrava in the Czech Republic (see Long Carbon section), Krakow in Poland (see Flat Carbon Europe Section), Iasi and Galati in Romania (see Flat Carbon Europe section), Contrecoeur in Canada (see Long Carbon section) and Temirtau in Kazakhstan (see AACIS section).

Pipes and Tubes offers a wide range of products for the energy, construction and automotive markets including seamless and spiral-welded and longitudinally-welded tubular products, including calibrated and cold-drawn precision tubes.

Stainless Steel

Mittal Steel’s Stainless Steel segment has production facilities in South America and Europe, including Brazil, France and Belgium. The following two tables set forth a general description of Mittal Steel’s principal production locations and production units in the Stainless Steel segment:

Production Locations – Stainless Steel

Unit	Country	Locations	Type of Plant	Products
Acesita	Brazil	Timoteo	Integrated	Stainless Steel, Silicium Steel, Carbon Alloyed Steel

Ugine & Alz	France, Belgium	Charleroi (Carinox), Gueugnon, Genk, Isbergues*	Mini-mill	Stainless Steel

*	The Isbergues melt shop closed in the third quarter of 2006.

Production Facilities for Stainless Steel

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2006 (in million tonnes) (1)(2)
Blast Furnace	2	0.7	0.5
Electric Arc Furnace (3)	6	3.0	2.2
Breakdown Mill (Blooming / Slabbing Mill)	1	0.1	0.0
Continuous Caster - Slabs	4	3.0	2.2
Hot Rolling Mill	4	4.5	2.2
Cold Rolling Mill (Z mill)	19	2.1	1.6
Pickling Line(4)	5	2.1	1.7
Annealing Line	16	2.4	1.8
Skin Pass Mill	7	1.3	0.9

(1)

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers does not equal the quantity of saleable finished steel products.

(2)	2006 production figures are based on annual production as if acquisitions had occurred on January 1, 2006.
(3)	In 2006, the Isbergues plant produced an additional 220,000 tonnes at the electric arc furnace and continuous casting (the melt-shop shut down in the third quarter of 2006).
(4)

Allocation to pickling lines and annealing lines is based on “carbon steel process” logic where the category “Pickling Line” includes hot annealing lines (anneal prior rolling for stainless steel). Annealing lines include final annealing and pickling lines as well as bright annealing lines, which are similar to annealing lines for carbon steel.

Acesita

Acesita is located in Timóteo in the Vale do Aço region in Minas Gerais, Brazil. It has several subsidiaries.

Acesita Serviços Campinas is a service center of approximately 12,000 square meters. Amorim Comercial is a service center with facilities of 11,000 square meters in Ipiranga, São Paulo which also produces tubes and bars. Cetubos is a manufacturer of seam-welded stainless steel tubes with a strip processing capacity of approximately 16,000 tonnes per year. Inox Tubos serves customers with special welded seams needs. Acesita Energética produces wood and charcoal from cultivated eucalyptus forests for steel-making applications. It is located in Vale do Jequitinhonha, Minas Gerais, and occupies a continuous area of 126,300 hectares, which includes the following cities: Capelinha, Minas Novas, Turmalina, Itamarandiba and Veredinha. Acesita has also a research center.

The integrated plant includes two blast furnaces, melting shop area (two electrical furnaces, one smelter, two converters, two continuous casting machines), hot strip rolling mill (one walking beam and one push furnace with one rougher mill and one steckel mill), stainless cold rolling (one hot annealing pickling, three cold annealing pickling, one cold preparation line, three cold rolling mill) and silicon cold rolling (one hot annealing pickling line, two tandem lines, one decarb line, one carlite coating line, one cold rolling mill, boxes annealing) and silicon cold rolling (one hot annealing pickling line, two tandem lines, one decarb line, one carlite coating line, one cold rolling mill).

Ugine & Alz Belgium and France

The upstream facilities of Ugine & Alz (“U&A”) consist of two steel-making plants in Belgium (Genk and Charleroi). The Genk plant includes two electric arc furnaces, ladle refining metallurgy, vacuum and argon oxygen decarburizing facilities and slab continuous caster. The Genk plant also includes a cold rolling mill facility. The Genk plant covers an area of approximately 0.8 square kilometers. The Charleroi plant is an integrated upstream steel-making plant with a melt shop and a hot rolling mill. Charleroi melt shop includes an electric arc furnace, ladle refining metallurgy, argon oxygen decarburizing equipment, slab continuous caster, and slab grinders. In addition to this melt shop, the Charleroi plant includes a hot rolling facility. The Charleroi plant covers an area of approximately 0.5 square kilometers.

The U&A downstream facilities consist of three cold rolling mill plants, located in Genk, Belgium and Gueugnon and Isbergues, France. All three plants include annealing and pickling lines (with shot blasting and pickling equipments), cold rolling mills, bright annealing lines (in Gueugnon and Genk), box annealing (in Gueugnon), skin-pass, and finishing operations equipment. In addition, the Isbergues plant also includes a direct rolling annealing and pickling (“DRAP”) line. The Genk plant is focused on austenitic products, Gueugnon on ferritic products, and Isbergues on DRAP products. The Gueugnon plant covers an area of approximately 0.4 square kilometers and the Isbergues plant covers an area of approximately 0.9 square kilometers.

An in-house distribution network enables U&A to cover the entire European market. Its steel service centers are U&A France Service in Isbergues, France, U&A Benelux Service in Genk, Belgium, U&A Luxembourg SA in Luxembourg, RCC & Weha GmbH in Sersheim and Rheinhausen, Germany, U&A Iberica SL in Viladecans, Spain, U&A Italia SRL and Alinox SRL, respectively in Massalengo and Podenzano, Italy, U&A Polska in Bytom, Poland, Matthey SRO near Prague, Czech Republic and Meusienne in Ancerville, France.

All service centers have dedicated equipment to adapt products to local markets. They include slitters, coils packaging line, cut to length lines and coils polishing lines. In addition, Meusienne and Matthey have welded tubes equipments.

Ugine & Alz produces and sells a wide range of products, including semi-finished products delivered by the upstream division (austenitic, ferritic and martensitic slabs and hot rolled coils) and finished products delivered by specialties, and the automotive and industry division. The specialties division provides products for the following markets: appliances, sinks, cooking utensils, cutlery, catering, automobile decorative components, building and heating systems. The automotive and industry division is a leading supplier in the markets of first transformation (tubes, flat and bars), the food and processing industries and the automotive industry (exhaust systems and structure).

Arcelor Mittal Steel Solutions and Services

Arcelor Mittal Steel Solutions and Services (“AM3S”) is primarily an in-house trading and distribution arm of Mittal Steel. It is also provides value-added and customized steel solutions through further processing to meet specific customer requirements. AM3S is the largest customer of both the Flat and Long Carbon Steel business units (approximately 80% sourced internally). AM3S has numerous small- to medium-size service centers and warehouses. AM3S consists of five operational units: Distribution (AMD), Steel Service Centers (AMSSC), Construction (AMC), Foundation Solutions (AMFS) and International (AMI).

Arcelor Mittal Distribution

Arcelor Mittal Distribution (“AMD”) is a multi-customer, multi-service and multi-product distributor, expert in service and proximity. It has a regional network able to supply small customers locally, to meet the complex needs of industrial key accounts and to assist the worldwide development of multinational companies. AMD’s business consists of two activities: the stockholding activity and the processing activity.

AMD has locations in France, Belgium, the Netherlands, Luxembourg, Germany, the United Kingdom, Spain, Portugal and Central and Eastern Europe.

Its facilities include decoiling, shotblasting, painting, laser cutting, waterjet cutting, plasma cutting, flame cutting, sawing, bending, drilling and threading lines and machinery.

It sells a broad range of metal products (mainly carbon steel, but also stainless steel, aluminum and other metals) in small lot sizes from stock to global solutions and tailor-made offers. Its main customers are in the building, civil engineering, boilerworks, shipbuilding and railway construction, lifting equipment and general industry markets.

Arcelor Mittal Steel Service Center

Arcelor Mittal Steel Service Center (“AMSSC”) processes flat carbon steel products and logistics for the automotive and industrial markets. It is based on tailor-made offers and on-time deliveries in ready-to-use dimensions and quantities.

AMSSC has locations in France, Belgium, Italy, Spain, Germany, the United Kingdom, and Central and Eastern Europe.

Its facilities include approximately one hundred and sixty production lines: 88 slitters, 64 cut-to-length lines and eight cutting presses. Additionally, AMSSC has one pickling line, two galvanizing lines, one organic coating line and five cold rolling mills.

AMSSC supplies customers with an integrated offer of slit coils, sheets and blanks, mixing external sourcing and its products with technical expertise and innovation for the automotive and general industry markets.

Arcelor Mittal Construction

Arcelor Mittal Construction (“AMC”) provides its customers with light steel-based solutions for cladding and roofing.

AMC has locations in France, Spain, Belgium, Germany, Austria, Switzerland, the United Kingdom, Portugal, Greece and the Caribbean area.

Its facilities includes one pickling line, one cold roll mill, two integrated galvanizing and coating lines, two coating lines, ninety profiling lines and sixteen panel lines. AMC sells three main types of products: profiles, floor elements and sandwich panels. The brand ARCLAD is dedicated to standard cladding profiles and panels for construction with short lead time, on-time deliveries and competitive pricing for the largest standard product range. The ARVAL brand is dedicated to serving architects’ and engineering firms’ most diverse requirements with cladding of various colors, shapes and qualities. ARMAT is focused on residential houses: roof tiles, steel wall panels and reinforced doors.

Arcelor Mittal Foundation Solutions

Arcelor Mittal Foundation Solutions (“AMFS”) designs and supplies solutions for large infrastructure projects. It supplies a complete range of foundation products and accessories, logistics, rental, stock, welding, leasing and coating. Its manufacturing plants are located in the Netherlands, the United States and Malaysia. AMFS’s main products are sheet piles, beams, tubes and heavy sheet piles which are used in customized steel solutions for large projects, such as piled foundations, marine works and waterfront structures, landfill, underground car parks, tunnels and waste disposal.

Arcelor Mittal International

Arcelor Mittal International (“AMI”) is a worldwide sales network. It supplies Arcelor Mittal products outside of the home markets of the Arcelor Mittal mills. AMI has over 50 sales offices on five continents. AMI provides its customers with a wide range of flat and long products. The main markets of AMI are the NAFTA area, South America, China, Southeast Asia, Iran, the United Arab Emirates and India and Africa.

AMI supplies steel products and technical support for complex projects, such as offshore and onshore drilling platforms, multi-purpose vessels, bridges, sports infrastructures, airports, electric power plants and skyscrapers.

ITEM 4A. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments received from the staff of the Securities and Exchange Commission regarding Mittal Steel’s periodic reports under the United States Securities Exchange Act of 1934, as amended.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Mittal Steel is the world’s largest and most global steel producer, with an annual production capacity of approximately 138 million tonnes of crude steel in 2006. Mittal Steel has steel-making operations in 26 countries on four continents, including 64 integrated, mini-mill and integrated mini-mill steel-making facilities. Mittal Steel is the largest steel producer in the Americas, Europe and Africa, and it has a growing presence in Asia. As of December 31, 2006, Mittal Steel had approximately 320,000 employees.

In 2006, Mittal Steel increased its size significantly by acquiring Arcelor, which, at the time of its acquisition, was the world’s second-largest steel producer by production volume. On a pro forma basis after giving effect to its acquisition of Arcelor as if the acquisition occurred on January 1, 2006, Mittal Steel had sales of approximately $88.6 billion and steel shipments of approximately 110.5 million tonnes for the year ended December 31, 2006.

Mittal Steel produces a broad range of high-quality finished and semi-finished steel products. Specifically, Mittal Steel produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. Mittal Steel also produces pipes and tubes for various applications. Mittal Steel sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 187 countries, including the automotive, appliance, engineering, construction and machinery industries.

Key Factors Affecting Results of Operations

The steel industry has historically been highly cyclical and is affected significantly by general economic conditions and other factors, such as worldwide production capacity, fluctuations in steel imports/exports and tariffs. As the steel industry has recently begun to consolidate, uptrends and downtrends are expected to become less pronounced. Over the last three to five years, the steel industry has been experiencing a cyclical uptrend, primarily driven by the continued increase in Chinese production and consumption of steel products. This trend, combined with the upward pressure on the costs of key production inputs, primarily metals, energy, and transportation and logistics, presents an increasing challenge for steel producers. The key drivers for maintaining a competitive position and positive financial performance in this challenging environment are product differentiation, geographic diversification, vertical integration, customer service, and cost reduction.

Mittal Steel’s revenues are predominantly derived from the sale of flat steel products, long steel products and stainless steel products. Prices of steel products, in general, are sensitive to changes in worldwide and local demand, which in turn are affected by worldwide and country-specific economic conditions and to available production capacity. Unlike other commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact prices. Accordingly, there is no exchange trading of steel or uniform pricing. Commodity spot prices may vary, and, therefore, export sales revenue fluctuates as a function of worldwide balance of demand and supply conditions at the time such sales are made.

Although steel prices typically follow trends in raw material prices, the percentage changes may not be proportional, and price increases in steel may lag price increases in production costs. Increases in production costs are driven by supply-demand balance and demand from alternative markets. Steel price surcharges are often implemented on contracted steel prices to recover increases in input costs. However, spot market steel prices and short-term contracts are driven by market prices.

Economic Environment

The global economy recorded strong growth in 2006, with gross domestic product (“GDP”) increasing, 4.0% in real terms; over the preceding decade, only 2000 and 2004 experienced higher rates of GDP growth. This increase was due to a recovery in the European Union after five years of slow growth and a continuation of the strong growth in emerging markets, such as China, India and other Asian countries, South America, central and eastern Europe. Economic growth in the United States began to slow during the second half of 2006 as a tightening monetary policy began to take effect; however, the United States experienced 3.3% real GDP growth in 2006.

High oil and natural gas prices continued to benefit the major oil and natural gas-exporting countries of the Commonwealth of Independent States (CIS) and the Middle East, while high commodity prices supported growth in both Africa and Latin America. Eastern Europe benefited from the recovery in the European Union, which lifted exports. India continued to underpin strong real GDP growth in Asia of approximately 7.5% in 2006.

Global manufacturing output increased 4.5% during 2006, the strongest performance since 2000, buoyed by robust investment and an increase in global trade. Output has been particularly strong in the more mature economies of the United States, Japan and Western Europe.

This economic growth, and with it the continuous growth in capital spending, led to strong worldwide steel demand, especially in developing countries and emerging markets.

Steel Production

In 2006, world crude steel production increased 9.4% to 1.2 billion tonnes as compared with 1.1 billion tonnes in 2005.1 This total represented the highest level of crude steel production in history and marked 2006 as the third consecutive year in which crude steel production had exceeded 1 billion tonnes. The increase in production in 2006 was led primarily by China, which increased production by 68 million tonnes, or 19%, to 421 million tonnes. In North America, steel production increased by 5.7 million tonnes, or 4.6%, to 132 million tonnes. Steel production in the European Union increased 6% to 198 million tonnes during 2006.

Trade and Import Competition

Import competition has increased in the United States and European markets. In the European Union, the import penetration ratio (imports/market supply) reached 16% during 2006. The increase in imports impacted the steel pricing environment.

Historically in the United States, imports have played a significant role. With an import penetration ratio of approximately 30% for 2006, total imports into the United States of approximately 41 million tonnes were a historic record. Finished steel imports of 33 million tonnes increased 43% over 2005. During certain periods in 2006, domestic mills reduced production to address inventory overhang and maintain the demand and supply balance.

Consolidation in the Steel Industry

There has been significant recent consolidation in the global steel industry, including a growing trend of inter-regional consolidation, which has been the primary focus of Mittal Steel.

Within the past few years, the U.S. steel industry has consolidated significantly, primarily led by ISG, United States Steel Corporation (“US Steel”), Nucor and Steel Dynamics. ISG was formed as a result of the acquisition of, among others, LTV, Bethlehem, Acme, Weirton and Georgetown. US Steel acquired National Steel and more recently Lonestar Technology; Nucor acquired Birmingham Steel and Trico; and Steel Dynamics acquired Qualitech Steel and GalvPro.

[1]	Source: International Iron and Steel Institute.

In Europe, consolidation occurred with the formation of Arcelor, which is a combination of Aceralia Corporación Siderúrgica, S.A., Arbed and Usinor, three large European companies. Recently, Mittal Steel acquired assets in Romania, Czech Republic, Poland, Macedonia, Ukraine and Bosnia.

Consolidation is also expected to take place in China. The government of China has publicly stated that it expects consolidation of the Chinese steel industry and the top 10 producers to account for 50% of national production over a period of time. In addition, the Chinese government has also announced the rationalization of steel production using obsolete technology such as open-hearth furnaces.

Inter-regional consolidation, which has been Mittal Steel’s focus, has occurred with Mittal Steel’s acquisitions and investments in Ukraine, Mexico and China, Arcelor’s acquisitions in Brazil and Canada, Tata Steel’s acquisitions in India, the United Kingdom and The Netherlands, and US Steel’s acquisitions in Slovakia and Serbia.

This wave of consolidation should enable steel producers, and the steel industry generally, to maintain consistent performance through steel cycles by achieving greater efficiency and economies of scale, particularly in response to the effective consolidation undertaken by raw material suppliers and consumers of steel products. Mittal Steel has begun to realize efficiencies of its major acquisitions.

Moreover, steel-industry consolidation should result in fewer duplicate investments, both nationally and internationally. In addition, consolidation among steel producers provides increased bargaining power with both suppliers and customers. The wave of consolidation has followed the lead of its suppliers, where, for example, there are only three primary iron-ore suppliers, and scrap suppliers are beginning to form larger and stronger groups, such as the Sims-Neu merger, in order to maintain a stronger bargaining position with steel producers. There is a similar trend towards greater concentration among steel customers, such as the automobile manufacturers.

Raw Materials

Mittal Steel consumes large amounts of raw materials. Its primary raw material inputs are iron ore, coke, scrap, natural gas and base metals. The increased global demand for steel, primarily as a result of the continuous strong demand from China, has resulted in significant upward price pressure for these raw materials during the period under review. While the impact on costs at Mittal Steel is partially mitigated by its ownership of various mining assets and strategic contracts for iron ore, rapid cost increases nonetheless adversely affected its results for 2006.

Iron Ore

Seaborne iron ore prices increased by 19% in 2006 as compared to 2005 due to tightness in the seaborne ore market. This increase was in addition to a 71.5% price increase in that market in 2005. Approximately half of Mittal Steel’s iron ore purchases are made in the seaborne ore market. Price of iron ore also increased steeply elsewhere. During 2006, Chinese steel producers increased iron ore imports by 18% to 325 million tonnes as compared to 2005.2 This has required China to import iron ore not only from Australia and Brazil, but also from countries such as North Korea, Ukraine and India. China’s 2006 ore purchases represent approximately 43% of the seaborne market.3

[2]	Source: International Iron and Steel Institute.
[3]	Source: AME/MB / BRS.

Coking Coal

Prices for coal settlements also increased over the past two years. In 2005, international settlement prices were approximately $125 per tonne free on board (“FOB”) on average for premium coking coal from Australia compared to $55 per tonne FOB on average in 2004. In 2006, international settlement prices eased slightly to $115 per tonne FOB on average due to a larger than anticipated growth in the supply of seaborne coal. The Chinese coke prices for 12.5% ash content rose steadily from $125 per tonne FOB in January 2006 to $173 per tonne FOB in December 2006.

Natural Gas

Natural gas prices continued to remain volatile during 2006, particularly in North America, primarily due to increased demand from the electric generation industry and declines in the North American natural gas resource base and inventory fluctuations. Prices ranged from approximately $6.00 to $9.00 per mmbtu during 2006. A mild winter during 2006, and slightly higher inventories caused natural gas prices to decrease slightly at the end of 2006.

Scrap

Prices for #1 Heavy Metal Scrap (“HMS”) grade scrap increased steadily during the first half of 2006, reaching a high of $266 per tonne in July 2006, and then eased during the second half of the year to $246 per tonne by December 2006. The average price of #1 HMS grade scrap during 2006 increased to $242 per tonne as compared to an average price of $212 per tonne during 2005. In addition, the scrap market continued to consolidate during 2006.

Base Metals

Key base metals used by Mittal Steel are zinc for galvanizing and nickel for manufacturing stainless steel. Mittal Steel generally hedges its exposure to its base metal inputs in accordance with its risk management policies. During 2006, primarily due to the shortage of concentrates, zinc metal output was limited while worldwide zinc consumption was rising and zinc stocks were decreasing to their lowest historical levels (less than 100,000 tonnes in November in London Metals Exchange (“LME”) warehouses). As a consequence, zinc LME cash prices increased steadily from $1,912 per tonne in January 2006 to a historic high of $4,600 per tonne on December 5, 2006. In 2006, nickel prices rose from $13,900 per tonne in January 2006 to $33,325 per tonne on December 31, 2006, due to strong demand and weak supply. This strong demand caused LME nickel stocks to decline from 35,994 tonnes on January 3, 2006 to 6,594 tonnes on December 29, 2006. In 2006, no significant new nickel production was started, and several nickel producers could not perform at full capacity due to technical problems or strikes.

Ocean Freight

Ocean freight rates remained strong and volatile throughout 2006, with prices higher in the second half of 2006 compared to the first half of 2006. The primary reasons for this strength include the strong demand in China, which in 2006 increased its iron ore imports by 18% compared to 2005 and became a net importer of coal. In addition, port congestion in Australia, where waiting time increases for loading turns, led to a shortage of ships. It is expected that freight rates may remain strong over the next several years as, in addition to the foregoing demand, the world fleet has a high percentage of old tonnage that is overdue for scrapping.

Mittal Steel attempts to meet its shipping needs with long-term contracts and currently has long-term contracts for over 65% of its raw material import needs. Mittal Steel expects to increase its own fleet (including long-term charter) of Capesize and Panamex vessels to cover its shipping needs. Capesize ships are very large bulk carriers with deadweight exceeding 100,000 tons. Such ships are unable to go through the Panama Canal and therefore have to sail via the Cape of Good Hope. Panamex ships are large ships capable of transiting the Panama Canal and have deadweight of 55,000–80,000 tons.

Impact of Exchange Rate Movements

Because a substantial portion of Mittal Steel’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), Mittal Steel has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real and South African rand, as well as fluctuations in the currencies of the other countries in which Mittal Steel significant operations and/or sales, could have a material impact on its results of operations.

Mittal Steel faces transaction risk, where its businesses generate sales in one currency but incur costs relating to that revenue in a different currency. For example, Mittal Steel’s non-U.S. subsidiaries purchase raw materials, including iron ore, in U.S. dollars, but make sales of finished steel products in other currencies. Consequently, a general rise in the value of the U.S. dollar will increase the cost of raw materials and decrease the value of our sales, thereby shrinking our operating margins. In particular, Mittal Steel South Africa purchases most of its raw materials in U.S. dollars and makes most of its sales in South African rands. Consequently, an increase of the value of the U.S. dollar against the South African rand will make Mittal Steel South Africa’s inputs more costly and decrease the value of its revenue.

Mittal Steel also faces translation risk, which arises when Mittal Steel translates the income statements of its subsidiaries into U.S. dollars for inclusion in the Mittal Steel Consolidated Financial Statements. In particular, a significant portion of the sales of Mittal Steel’s subsidiaries are denominated in euros, Canadian dollars, Brazilian real and South African rand. Consequently, a rise in the value of the U.S. dollar against these currencies will result in a translation loss.

In 2006, the U.S. dollar weakened against more currencies of the jurisdictions in which Mittal Steel operates than it did in 2005. The US dollar weakened against the Central and Eastern European currencies (including Polish zloty, Czech koruna, Romanian leu, and Kazakh tenge), Canadian dollar and Euro. The U.S. dollar strengthened against the South African rand while the Mexican peso remained relatively flat in 2006 as compared to 2005.

Mittal Steel manages foreign exchange risk through specific hedges to the extent management considers appropriate. Mittal Steel does not engage in any speculative foreign exchange trading. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

Critical Accounting Policies and Use of Judgments and Estimates

Management’s discussion and analysis of Mittal Steel’s operational results and financial condition is based on Mittal Steel’s consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires Mittal Steel’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the year. Management regularly evaluates these estimates, including those related to the carrying value of property, plant and equipment, valuation allowances of receivables and inventories, the realization of deferred tax assets, liabilities of deferred income taxes, potential tax deficiencies, environmental obligations, potential litigation claims and settlements, and assets and obligations related to employee benefits. These estimates and assumptions are based on historical experience, available facts and various other assumptions that are believed to be reasonable under the circumstances. Management believes that the accounting estimates employed are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

Management believes that the following are the more significant judgments and estimates used in preparing the financial statements.

Purchase Accounting

Accounting for acquisitions requires Mittal Steel to allocate the cost of the enterprise to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. In connection with each of its acquisitions, Mittal Steel undertakes a process to identify all assets and liabilities acquired, including acquired intangible assets. The judgments made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Accordingly, for significant items, we typically obtain appraisals and actuarial or other valuations in order to aid in determining the estimated fair value of assets acquired and liabilities assumed. The valuations are based on information available near the acquisition date and expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the “income method”. This method starts with our forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include: the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows (weighted average cost of capital); the assessment of the asset’s life cycle; and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry.

The most common purchase accounting adjustments relate to the following assets and liabilities, whose fair value is estimated as indicated:

•	The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•	Property, plant and equipment is recorded at replacement cost, which is generally estimated with the assistance of independent valuation experts.

•

The fair value of pension and other post-employment benefits is determined separately for each plan, with the assistance of actuaries, using assumptions valid as of the acquisition date regarding the population of employees involved and the latest market data for the valuation of plan assets.

•	The fair value of inventories is estimated based on expected selling prices for inventory on hand at the date of acquisition reduced by an estimate of selling expenses and an appropriate gross margin.

•	Adjustments are recorded to deferred tax assets and liabilities of the acquiree to reflect purchase price adjustments other than goodwill.

Determining the estimated useful lives of tangible and intangible assets acquired also requires judgment, as different types of assets will have different useful lives, and certain intangible assets may even be considered to have indefinite useful lives. For example, the useful life of an intangible asset recognized associated with a favorable contract will be finite and will result in amortization expense being recorded in our results of operations over a determinable period.

Finally, when the fair value of the assets acquired exceeds their cost, the excess is recognized immediately as a gain in the statement of income, making the amount initially assigned to all assets and liabilities more important.

Deferred Tax Assets

Mittal Steel charges tax expenses or accounts for tax credits based on the differences between the financial statement amounts and the tax base amounts of assets and liabilities. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. Mittal Steel reviews the deferred tax assets in the different jurisdictions in which it operates annually to assess the possibility of realizing such assets based on projected earnings, the expected timing of the reversals of existing temporary differences, and the implementation of tax-planning strategies. It is probable that the deferred tax assets of $1,670 million recognized as of December 31, 2006 will be fully realized. The amount of future taxable income required to be generated by Mittal Steel’s operating subsidiaries in order to recover fully deferred tax assets is approximately $5,278 million.

For each of the years ended December 31, 2005 and 2006, these operating subsidiaries generated approximately 62% and 43%, respectively, of Mittal Steel’s consolidated taxable income of $4,676 million and $7,196 million, respectively. Historically, Mittal Steel has been able to generate taxable income in sufficient amounts to permit it to realize tax benefits associated with net operating loss carry forwards and other deferred tax assets that have been recognized in its consolidated financial statements.

At December 31, 2006, Mittal Steel had total estimated net tax loss carry forwards of $9,019 million. Such amount includes net operating losses of $2,425 million primarily related to Mittal Steel’s operating subsidiaries in the United States, Spain, Canada and Mexico, which expire as follows:

Year Expiring	(millions of US$)
2007	60
2008	70
2009	44
2010	82
2011	40
Thereafter	2,129

The remaining tax loss carry forwards of $6,594 million are indefinite lived and are principally attributable to Mittal Steel’s operations in Luxembourg, Belgium, Germany, Brazil, France, Trinidad and Tobago and South Africa.

Mittal Steel had unrecognized deferred tax assets relating to tax loss carry forwards and other temporary differences, amounting to $1,468 million as of December 31, 2006 ($163 million as of December 31, 2005). As per December 31, 2006, most of these temporary differences relate to tax loss carry forwards attributable to our operating subsidiaries in Brazil, Belgium, Luxembourg and the United States. The majority of unrecognized tax losses have no expiration date. The utilization of tax loss carry forwards is, however, restricted to the taxable income of the subsidiary generating the losses.

Provisions for Pensions and Other Post-Employment Benefits

Mittal Steel’s operating subsidiaries have different types of pension plans and post-employment benefit plans, primarily post-employment health care, for their employees. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the balance sheet, is based on a number of assumptions and factors such as discount rates, rate of compensation increase, expected return on plan assets, health care cost trend rates, mortality rates, and retirement rates.

•

Discount rates. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the measurement date. In setting these rates, we utilize several high quality bond indexes in the appropriate jurisdictions (rated AA or higher by a recognized rating agency). Nominal interest rates vary worldwide due to exchange rates and local inflation rates. The weighted average assumed discount rate for Mittal Steel’s worldwide defined benefit plans and other post employment benefit plans was 4.43%-10.97% and 4.5%-8.75%, respectively, at December 31, 2006.

•

Rate of compensation increase. The rate of compensation increase reflects our long-term actual experience and our outlook, including contractually agreed upon wage rate increases, for represented hourly employees.

•

Expected return on plan assets. Our expected return on plan assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprise the plans’ asset mix. While the studies give appropriate consideration to recent plan performance and historic returns, the assumptions are primarily long-term, prospective rates of return.

•

Health care cost trend rate. Our healthcare cost trend rate is based on historical retiree cost data, near-term health care outlook, including appropriate cost control measures implemented by us, and industry benchmarks and surveys.

•	Mortality and retirement rates. Mortality and retirement rates are based on actual and projected plan experience.

In accordance with IFRS, actual gains or losses resulting from changes in actuarial assumptions are recognized in Mittal Steel’s income statement only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan asset at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plan. Such accumulated unrecognized costs amounted to $831 million for pensions and $351 million for other post-employment benefits as of December 31, 2006. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Mittal Steel’s pension and other postretirement obligations and future expense.

The following information illustrates the sensitivity to a change in certain assumptions for pension plans (as of December 31, 2006 the projected benefit obligation (“PBO”) for pension plans was $8.6 billion):

(in millions of US Dollars) Change in assumption	Effect on 2007 Pre-Tax Pension Expense	Effect of December 31, 2006 PBO
100 basis point decrease in discount rate	18	703
100 basis point increase in discount rate	(22)	(620)

The following table illustrates the sensitivity to a change in the discount rate assumption related to Mittal Steel’s OPEB plans (as of December 31, 2006 the PBO for post-employment benefit plans was $2.6 billion):

(in millions of US Dollars) Change in assumption	Effect on 2007 Pre-Tax OPEB Expense	Effect of December 31, 2006 APBO
100 basis point decrease in discount rate	6	586
100 basis point increase in discount rate	(5)	(365)
100 basis point decrease in healthcare cost trend	(6)	(136)
100 basis point increase in healthcare cost trend	7	160

The above sensitivities reflect the effect of changing one assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.

Environmental and Other Contingencies

Mittal Steel is currently engaged in the investigation and remediation of environmental contamination at a number of its facilities. All of these are legacy obligations arising from acquisitions. Mittal Steel is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean-up of soil and groundwater. Mittal Steel recognizes a liability for environmental remediation when it is more likely than not that such remediation will be required and the amount can be estimated. Environmental liabilities assumed in connection with the acquisition of steel facilities and other assets are recorded at the present value of the estimated future payments. There are numerous uncertainties over both the timing and the ultimate costs that Mittal Steel expects to incur with respect to this work. Significant judgment is required in making these estimates and it is reasonable that others may come to different conclusions. If, in the future, Mittal Steel is required to investigate and remediate any currently unknown contamination and waste on properties that it owns, Mittal Steel may record significant additional liabilities. Also, if Mittal Steel estimates the cost to remediate currently known contamination and waste change, it will reduce or increase the recorded liabilities through credits or charges in the income statement. Mittal Steel does not expect these environmental issues to affect the utilization of its plants, now or in the future.

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

Valuation of Long-Lived Assets, Intangibles and Goodwill

At each reporting date, Mittal Steel reviews the carrying amounts of its non-current assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to our operating segments that generates cash inflows. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized.

An impairment loss recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized in income immediately.

Goodwill is reviewed for impairment annually at the cash generating unit level or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the cash generating units are determined from value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the cash generating units. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets approved by management for the next five years. Beyond the specifically forecasted period, Mittal Steel extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets.

Once recognized, impairment losses recognized for goodwill are not reversed.

Based on our impairment review during 2006, we recorded $41 million and $nil of impairment losses for long-lived assets and goodwill, respectively. At December 31, 2006, we had $10,782 million of intangible assets, of which $8,020 million represented goodwill. An impairment to our intangible assets could result in a material, non-cash expense in our consolidated statement of income.

A. Operating Results

The following discussion and analysis should be read in conjunction with the Mittal Steel Consolidated Financial Statements included in this annual report.

Prior to its acquisition of Arcelor in August 2006, Mittal Steel reported the results of its operations based on their geographic location (Americas, Europe and Asia/Africa). Following the acquisition, Mittal Steel restructured its operations to generally align them with the structure in place at Arcelor and the combined group’s new management structure. Mittal Steel now reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Stainless Steel and AM3S (trading and distribution).

Key Indicators

The key performance indicators that Mittal Steel’s management uses to analyze operations are sales revenue, average steel selling prices, steel shipments and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Acquisitions and Divestments

The following acquisitions had a significant effect on Mittal Steel’s results of operations during the period:

•	the acquisition of Arcelor, whose results of operations were included in the consolidated results of operations from August 1, 2006;

•	the acquisition of Mittal Steel Kryviy Rih, whose results of operations were included in the consolidated results of operations from November 26, 2005; and

•	the acquisition of Mittal Steel USA ISG Inc., whose results of operations were included in the consolidated results of operations from April 15, 2005.

The following discussion and analysis distinguishes between Mittal Steel’s consolidated results of operations including and excluding the effect of these significant acquisitions.

The results of operations of the former subsidiaries of Stelco acquired by Mittal Canada are included in Mittal Steel’s consolidated results of operations from February 1, 2006.

Sales, Steel Shipments and Average Steel Selling Prices

The following table provides a summary of sales at Mittal Steel by operating segment for the year ended December 31, 2006 as compared to the year ended December 31, 2005:

	Sales for the Year ended December 31(1)		Changes in
	2005 (in $ millions)	2006 (in $ millions)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
Segment(2)
Flat Carbon Americas	11,241	17,585	56	49	7
Flat Carbon Europe	3,676	14,366	291	175	26
Long Carbon Americas and Europe	7,676	13,120	71	73	13
AACIS	9,909	14,388	45	60	(6)
Stainless Steel(3)	NA	3,261	NA	NA	NA
AM3S(3)	NA	5,221	NA	NA	NA

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Includes results of operations of Mittal Steel USA ISG Inc. from April 15, 2005, Mittal Steel Kryviy Rih from November 26, 2005 and Arcelor from August 1, 2006.
(3)	The results of the Stainless Steel and AM3S segments correspond solely to the operations of Arcelor, whose results are included from August 1, 2006. Consequently, there are no comparable business operations for the Stainless Steel and AM3S segments for 2005.

The following table provides a summary of sales at Mittal Steel by operating segment for the year ended December 31, 2006 as compared to the year ended December 31, 2005, excluding the results of operations of Arcelor, Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih:

	Sales for the Year ended December 31(1)		Changes in
	2005 (in $ millions)	2006 (in $ millions)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
Segments
Flat Carbon Americas	5,340	5,005	(6)	(1)	0
Flat Carbon Europe	3,676	4,198	14	3	6
Long Carbon Americas and Europe	7,076	8,174	16	14	7
AACIS	9,743	11,614	19	10	5
Stainless Steel(2)	NA	NA	NA	NA	NA
AM3S(2)	NA	NA	NA	NA	NA

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	The results of the Stainless Steel and AM3S segments correspond solely to the operations of Arcelor, whose results are included from August 1, 2006. Consequently, there are no comparable business operations for the Stainless Steel and AM3S segments for 2005.

Mittal Steel’s sales more than doubled to $58.9 billion for the year ended December 31, 2006 from $28.1 billion for the year ended December 31, 2005, primarily due to the inclusion of Arcelor, Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih. Excluding the effects of these acquisitions, Mittal Steel’s sales increased 14% to $24.5 billion for the year ended December 31, 2006 from $21.5 billion for the year ended December 31, 2005. This increase was a result of increases in both shipments and average steel selling prices.

Mittal Steel’s steel shipments nearly doubled to 78.9 million tonnes for the year ended December 31, 2006 from 44.6 million tonnes for the year ended December 31, 2005, primarily due to the inclusion of Arcelor, Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih. Excluding the effects of these acquisitions, steel shipments increased 7% to 38.0 million tonnes for the year ended December 31, 2006 from 35.3 million tonnes for the year ended December 31, 2005. Market demand for our products remained strong in the Long Carbon Americas and Europe and AACIS segments, stable in Flat Carbon Europe and weak in Flat Carbon Americas where shipments decreased by 1% due to the weak market environment in North America.

Average steel selling price increased 14% for the year ended December 31, 2006 as compared to the year ended December 31, 2005. Excluding the effects of the acquisitions of Arcelor, Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih, average steel selling price increased 5% for the year ended December 31, 2006 as compared to the year ended December 31, 2005. Average steel selling prices were higher in all segments except Flat Carbon Americas where average steel selling prices declined marginally.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment increased 56% to $17.6 billion for the year ended December 31, 2006 from $11.2 billion for the year ended December 31, 2005, primarily due to the inclusion of Arcelor and Mittal Steel USA ISG Inc. Excluding the effects of these acquisitions, sales decreased 6% to $5.0 billion for the year ended December 31, 2006 from $5.3 billion for the year ended December 31, 2005. The decrease was primarily due to the marginal reduction of average steel selling prices, lower steel shipment and lower non-steel revenues.

Total steel shipments in the Flat Carbon Americas segment increased 49% to 24.0 million tonnes for the year ended December 31, 2006 from 16.2 million tonnes for the year ended December 31, 2005, primarily due to the acquisitions of Arcelor and Mittal Steel USA ISG Inc. Excluding the effects of these acquisitions, steel shipments decreased by 1% to 7.8 million tonnes for the year ended December 31, 2006 as compared to 7.9 million tonnes for the year ended December 31, 2005. This decrease was primarily due to the weak market environment for our products, in particular in the United States.

Average steel selling price in the Flat Carbon Americas segment increased 7% for the year ended December 31, 2006, as compared with the year ended December 31, 2005, primarily due to the acquisitions of Arcelor and Mittal Steel USA ISG Inc with higher average steel selling prices. Excluding the effects of these acquisitions, average steel selling price for the year ended December 31, 2006 were marginally lower as compared with the year ended December 31, 2005.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment nearly quadrupled to $14.4 billion for the year ended December 31, 2006 from $3.7 billion for the year ended December 31, 2005, primarily due to the inclusion of Arcelor. Excluding the effects of this acquisition, sales increased 14% to $4.2 billion for the year ended December 31, 2006 from $3.7 billion for the year ended December 31, 2005. This increase was primarily due to a 6% increase in average steel selling price and 3% increase in total steel shipments as the demand for our products was strong in central and Eastern Europe.

Total steel shipments in the Flat Carbon Europe segment increased 175% to 17.4 million tonnes for the year ended December 31, 2006 from 6.3 million tonnes for the year ended December 31, 2005, primarily due to the inclusion of Arcelor. Excluding the effects of this acquisition, steel shipments increased 3% to 6.5 million tonnes for the year ended December 31, 2006 from 6.3 million tonnes for the year ended December 31, 2005. This increase was a result of generally stronger demand for our products in central and Eastern Europe.

Average steel selling prices in the Flat Carbon Europe segment increased 26% for the year ended December 31, 2006, as compared with the year ended December 31, 2005, primarily due to the inclusion of Arcelor. Excluding the effects of this acquisition, average selling price increased 6% from 2005 to 2006. This increase was primarily due to the ability to pass along to customers certain increases in the input costs and improved market environment for our products.

Long Carbon Americas and Europe

Sales in the Long Carbon Americas and Europe segment nearly doubled to $13.1 billion for the year ended December 31, 2006 from $7.7 billion for the year ended December 31, 2005, primarily due to the acquisitions of Arcelor and Mittal Steel USA ISG Inc. Excluding the effects of these acquisitions, sales increased 16% to $8.2 billion for the year ended December 31, 2006, from $7.1 billion for the year ended December 31, 2005. This increase was primarily due to a 14% increase in shipments and a 7% increase in average steel selling prices.

Total steel shipments in the Long Carbon Americas and Europe segment increased 73% to 17.0 million tonnes for the year ended December 31, 2006 from 9.8 million tonnes for the year ended December 31, 2005, primarily due to the acquisitions of Arcelor and Mittal Steel USA ISG Inc. Excluding the effects of these acquisitions, shipments increased 14% to 10.5 million tonnes for the year ended December 31, 2006 from 9.2 million tonnes for the year ended December 31, 2005. This increase was primarily due to an improved market demand for our products, particularly wire rod and bars.

Average steel selling price in the Long Carbon Americas and Europe segment increased 13% for the year ended December 31, 2006 as compared to the year ended December 31, 2005, primarily due to the acquisitions of Arcelor and Mittal Steel USA ISG Inc. Excluding the effects of these acquisitions, average steel selling price increased 7% from 2005 to 2006. This increase was primarily due to a strong demand, especially from the construction industry, and the ability to pass along increased scrap prices to customers.

AACIS

Sales in the AACIS segment increased 45% to $14.4 billion for the year ended December 31, 2006 from $9.9 billion for the year ended December 31, 2005, primarily as a result of the inclusion of Arcelor and Mittal Steel Kryviy Rih. Excluding the effects of these acquisitions, sales increased 19% to $11.6 million for the year ended December 31, 2006 as compared with $9.7 billion for the year ended December 31, 2005. This increase was primarily due to a 10% increase in shipments and a 5% increase in average steel selling price.

Total steel shipments in the AACIS segment increased 60% to 19.7 million tonnes for the year ended December 31, 2006 from 12.3 million tonnes for the year ended December 31, 2005, primarily due to the inclusion of Arcelor and Mittal Steel Kryviy Rih. Excluding the effects of these acquisitions, steel shipments increased 10% to 13.1 million tonnes for the year ended December 31, 2006 from 11.9 million tonnes for the year ended December 31, 2005. This increase was primarily the result of strong demand for our products, particularly in the long products division of the CIS, Middle East and African countries.

Average steel selling price in the AACIS segment decreased 6% for the year ended December 31, 2006 as compared to the year ended December 31, 2005, primarily due to the inclusion of Arcelor and Mittal Steel Kryviy Rih, the latter of which had lower average selling prices, being primarily an exports-based business. Excluding the effects of these acquisitions, average steel selling price increased 5% for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This increase was primarily due to a strong market environment for our products in the CIS, Middle East and African countries, itself reflecting increased activity in the construction and infrastructure sectors, which was offset in part by a price decrease for flat products as a result of Chinese steel producers satisfying their local demand and consequently turning China into a net steel exporter in 2006.

Stainless Steel

The results of the Stainless Steel segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006. In the Stainless Steel segment, sales were $3.3 billion and shipments were 0.9 million tonnes for the year ended December 31, 2006.

AM3S

The results of the AM3S segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006. Sales in the AM3S segment were $5.2 billion for the year ended December 31, 2006.

Operating Income

The following table provides a summary of the operating income and operating margin of Mittal Steel for the year ended December 31, 2006, as compared with the year ended December 31, 2005:

	Operating Income Year ended December 31,		Operating Margin
	2005 (in $ millions)	2006 (in $ millions)	2005 (%)	2006 (%)
Segments(1)
Flat Carbon Americas	1,289	1,904	11	11
Flat Carbon Europe	367	959	10	7
Long Carbon Americas and Europe	641	1,805	8	14
AACIS	2,335	2,584	24	18
Stainless Steel(2)	NA	363	NA	11
AM3S(2)	NA	174	NA	3

(1)	Includes results of operations of Mittal Steel USA ISG Inc. from April 15, 2005, Mittal Steel Kryviy Rih from November 26, 2005 and Arcelor from August 1, 2006.
(2)	The results of the Stainless Steel and AM3S segments correspond solely to the operations of Arcelor, whose results are included from August 1, 2006. Consequently, there are no comparable business operations for the Stainless Steel and AM3S segments for 2005.

The following table provides a summary of the operating income and operating margin of Mittal Steel for the year ended December 31, 2006, as compared with the year ended December 31, 2005, excluding results of operations of Arcelor, Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih:

	Operating Income Year ended December 31,		Operating Margin
	2005 (in $ millions)	2006 (in $ millions)	2005 (%)	2006 (%)
Segments
Flat Carbon Americas	869	632	16	13
Flat Carbon Europe	367	532	10	13
Long Carbon Americas and Europe	624	1,129	9	14
AACIS	2,333	1,883	24	16
Stainless Steel(1)	NA	NA	NA	NA
AM3S(1)	NA	NA	NA	NA

(1)	The results of the Stainless Steel and AM3S segments correspond solely to the operations of Arcelor, whose results are included from August 1, 2006. Consequently, there are no comparable business operations for the Stainless Steel and AM3S segments for 2005.

Flat Carbon Americas

Operating income for the year ended December 31, 2006 for the Flat Carbon Americas segment increased 48% to $1.9 billion as compared with $1.3 billion for the year ended December 31, 2005. Excluding the effects of the acquisitions of Arcelor and Mittal Steel USA ISG Inc., operating income decreased 27% to $0.6 billion for the year ended December 31, 2006, as compared with $0.9 billion for the year ended December 31, 2005. This decrease in operating income was primarily the result of higher costs of raw materials; particularly iron ore, alloys, coke and scrap, as well as planned stoppages at various U.S. plants to partly address the excess inventory as at December 31, 2006.

Flat Carbon Europe

Operating income for the year ended December 31, 2006 for the Flat Carbon Europe segment nearly tripled to $959 million as compared with $367 million for the year ended December 31, 2005. Excluding the effects of the acquisition of Arcelor, operating income increased 45% to $532 million for the year ended December 31, 2006 as compared with $367 million for the year ended December 31, 2005. The increase was primarily due to higher average steel selling prices and steel shipments, offset in part by increased input costs namely iron ore and scrap.

Long Carbon Americas and Europe

Operating income for the year ended December 31, 2006 for the Long Carbon America and Europe segment increased 182% to $1.8 billion, as compared with $0.6 billion for the year ended December 31, 2005. Excluding the effects of the acquisitions of Arcelor and Mittal Steel USA ISG Inc., operating income increased 81% to $1.1 billion for the year ended December 31 from $0.6 billion for the year ended December 31, 2005. The increase in operating income was primarily the result of increased average steel selling prices and increased shipment volumes which were offset in part by increased input costs, particularly iron ore and scrap.

AACIS

Operating income for the year ended December 31, 2006 for the AACIS segment increased 11% to $2.6 billion; as compared with $2.3 billion for the year ended December 31, 2005. Excluding the effects of the acquisitions of Arcelor and Mittal Steel Kryviy Rih, operating income decreased to $1.9 billion for the year ended December 31, 2006, as compared with $2.3 billion for the year ended December 31, 2005. The decrease in operating income was primarily due to steep increase in the costs of raw materials, in particular iron ore, alloys, coke and scrap as well as increases in wages and lower shipment volumes at Mittal Steel Temirtau due to operational problems. This was partly offset by higher selling prices.

Stainless Steel

Operating income for the year ended December 31, 2006 for the Stainless Steel segment was $363 million.

AM3S

Operating income for the year ended December 31, 2006 for the AM3S segment was $174 million.

Financing Costs

Net financing costs was 85% higher for the year ended December 31, 2006, at $654 million, as compared with $353 million for the year ended December 31, 2005. Interest expense increased primarily due to the inclusion of Arcelor and financing for Arcelor as well as a non-cash charge of $367 million relating to the 2017 convertible bonds (the “OCEANES”). As of March 14, 2006, Arcelor irrevocably waived its cash settlement option included in the OCEANEs. Consequently, a net financing cost of $367 million (approximately €296 million) was accounted for in accordance with the last fair valuation of the conversion option. These increases were partly offset by a gain of $450 million resulting from the unwinding of a currency hedge entered into in connection with Arcelor’s financing of its acquisition of Dofasco, due to the weakening of the Canadian dollar against the Euro.

Income Tax

Mittal Steel recorded a consolidated current tax expense of $1,267 million for the year ended December 31, 2006 as compared to $663 million for the year ended December 31, 2005. Consolidated deferred tax benefit of $(158) million for the year ended December 31, 2006, as compared to an expense of $218 million for the year ended December 31, 2005. The effective tax rate decreased to 15.4% for the year ended December 31, 2006, as compared to 18.8% for the year ended December 31, 2005, on income before taxes of $7,195 million and $4,676 million, respectively.

Several factors have contributed to movements of the effective tax rate. The increase in change in measurement of deferred tax assets primarily caused by the recognition of deferred tax assets related to tax carry forwards attributable to our French operating subsidiaries has decreased the effective tax rate. Further decrease was caused by the favorable impact of foreign currency translations resulting from the depreciation of the U.S. dollar against local currencies. A tax deduction related to governmental incentives granted to one of our operating subsidiary in Brazil along with tax credits related to capital gains reinvested in fixed assets and research and development in our Spanish operating subsidiaries have also contributed to such decrease.

Mittal Steel Temirtau and the Government of Kazakhstan signed an agreement that fixed its corporate income tax payments for the years 2005 through 2009. Under this agreement, Mittal Steel Temirtau is entitled to lower taxes based on certain capital expenditure programs. As of December 31, 2006, Mittal Steel Temirtau had fulfilled the requirement of capital investments.

At Mittal Steel Lázaro Cárdenas, the Mexican federal court approved a petition in 2006 to utilize $668 million loss against operating income. Since the loss was incurred in 2004 and it was denominated in Mexican Pesos, fluctuations in currency exchange rate along with annual inflationary adjustments, resulted in an increase in the US dollar equivalent value of the loss from $668 million to $729 million. Accordingly, a deferred tax asset of $211 million was recognized in 2006.

For additional information related to Mittal Steel’s income taxes see Note 19 to the Mittal Steel Consolidated Financial Statements.

Minority Interest

Minority interest in income of subsidiaries was $860 million for the year ended December 31, 2006, as compared with $494 million for the year ended December 31, 2005. Higher minority interest is a function of higher income for the year ended December 31, 2006, as compared with the year ended December 31, 2005. This primarily consisted of the shares of minority shareholders in the net income of Arcelor, Mittal Steel South Africa, Mittal Steel Ostrava, Mittal Steel Kryviy Rih, Mittal Steel Annaba and Mittal Steel Poland.

Net Income

Mittal Steel’s net income for the year ended December 31, 2006 increased to $5,226 million from $3,301 million for the year ended December 31, 2005, for the reasons discussed above.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Acquisitions and Divestments

The following acquisitions had a significant effect on Mittal Steel’s results of operations during the period:

•	the acquisition of Mittal Steel Kryviy Rih, whose results of operations were included in the consolidated results of operations from November 26, 2005;

•	the acquisition of Mittal Steel USA ISG Inc., whose results of operations were included in the consolidated results of operations from April 15, 2005;

•	the acquisition of Mittal Steel Zenica, whose results of operations were included in the consolidated results of operations from December 10, 2004;

•	the acquisition of RZR Ljubija, whose results of operations were included in the consolidated results of operations from August 12, 2004;

•	the acquisition of Mittal Steel Skopje, whose results of operations were included in the consolidated results of operations from May 7, 2004;

•	the acquisition of Mittal Steel Hunedoara, whose results of operations were included in the consolidated results of operations from April 5, 2004;

•	the acquisition of Mittal Steel Poland, whose results of operations were included in the consolidated results of operations from March 5, 2004; and

•	the acquisition of a controlling interest in Mittal Steel South Africa, whose results of operations were included in the consolidated results of operations from June 9, 2004.

Results of Operations

Sales, Steel Shipments and Average Selling Prices

The following table provides a summary of sales at Mittal Steel by operating segment for the year ended December 31, 2005 as compared to the year ended December 31, 2004. There are no comparable business operations for the Stainless Steel and AM3S segments for 2005 and 2004 as these segments correspond solely to the operations of Arcelor.

	Sales for the Year ended December 31(1)		Changes in
	2004 (in $ millions)	2005 (in $ millions)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
Segments(2)
Flat Carbon Americas	5,438	11,241	107	80	21
Flat Carbon Europe	3,608	3,676	2	(18)	6
Long Carbon Americas and Europe	7,894	7,676	(3)	2	6
AACIS	7,544	9,909	31	40	4

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Includes results of operations of Mittal Steel Poland from March 5, 2004, Mittal Steel Zenica from December 10, 2004, Mittal Steel Hunedoara from April 5, 2004, Mittal Steel Skopje from May 7 2004, Mittal Steel South Africa from June 9, 2004, Ljubija Mines from August 12, 2004, Mittal Steel USA ISG Inc. from April 15, 2005 and Mittal Steel Kryviy Rih from November 26, 2005.

The following table provides a summary of sales at Mittal Steel by operating segment for the year ended December 31, 2005 compared to the year ended December 31, 2004 excluding the effects of the acquisitions as these segments correspond solely to the operations of Arcelor.

	Sales for the Year ended December 31,(1)		Changes in
	2004 (in $ millions)	2005 (in $ millions)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
Segments
Flat Carbon Americas	5,438	5,340	(2)	(12)	10
Flat Carbon Europe	2,558	2,712	6	(1)	6
Long Carbon Americas and Europe	5,325	4,976	(7)	(18)	13
AACIS	5,356	5,509	3	(8)	9

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.

Mittal Steel’s sales increased 36% to $28.1 billion for the year ended December 31, 2005 as compared to $20.6 billion for the year ended December 31, 2004, primarily due to the inclusion of Mittal Steel USA ISG Inc., Mittal Steel Kryviy Rih, Mittal Steel Poland, Mittal Steel Skopje, Mittal Steel Hunedoara, Mittal Steel Zenica, Ljubija Mines and Mittal Steel South Africa. Excluding the effects of these acquisitions, Mittal Steel’s sales decreased to $14.2 billion for the year ended December 31, 2005, as compared to $14.8 billion for the year ended December 31, 2004. This decrease was primarily due to a 10% reduction in shipments that was partly offset by an increase in average steel selling prices. The steel market softened in 2005 as compared to 2004.

Mittal Steel’s shipments increased 27% to 44.6 million tonnes for the year ended December 31, 2005 from 35.1 million tonnes for the year ended December 31, 2004, primarily due to the inclusion of Mittal Steel USA ISG Inc., Mittal Steel Kryviy Rih, Mittal Steel Poland, Mittal Steel Skopje, Mittal Steel Hunedoara, Mittal Steel Zenica, Ljubija Mines and Mittal Steel South Africa. Excluding the effects of these acquisitions, shipments decreased 11% to 23.6 million tonnes for the year ended December 31, 2005 from 26.5 million tonnes for the year ended December 31, 2004, primarily as a result of an 18% reduction in shipments in the Long Carbon Americas and Europe segment and a 12% reduction in shipments in the Flat Carbon Americas segment. The steel market softened in the Long Carbon and Flat Carbon Americas segments in particular, following a strong 2004.

Average steel selling price increased 10% for the year ended December 31, 2005, as compared to the year ended December 31, 2004. Excluding the effects of the acquisitions of Mittal Steel USA ISG Inc., Mittal Steel Kryviy Rih, Mittal Steel Poland, Mittal Steel Skopje, Mittal Steel Hunedoara, Mittal Steel Zenica, Ljubija Mines and Mittal Steel South Africa, average steel selling price increased 10% for the year ended December 31, 2005, as compared to the year ended December 31, 2004. This increase was primarily a result of our ability to pass along to customers the steep increase in the cost of raw materials.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment more than doubled to $11.2 billion for the year ended December 31, 2005 from $5.4 billion for the year ended December 31, 2004. Excluding the effects of the acquisition of Mittal Steel USA ISG Inc., sales decreased 2% to $5.3 billion for the year ended December 31, 2005 from $5.4 billion for the year ended December 31, 2004, primarily due a 12% reduction in shipments which was offset in part by a 10% increase in average steel selling prices.

Total steel shipments in the Flat Carbon Americas segment increased 80% to 16.2 million tonnes for the year ended December 31, 2005 from 9.0 million tonnes for the year ended December 31, 2004. Excluding the effects of the acquisition of Mittal Steel USA ISG Inc., shipments decreased 12% to 7.9 million tonnes for the year ended December 31, 2005 from 9.0 million tonnes for the year ended December 31, 2004. This decrease was primarily due to reduced shipments at the North American and Mexican operations due to a softening of demand.

Average steel selling price in the Flat Carbon Americas segment increased 21% for the year ended December 31, 2005, as compared with the year ended December 31, 2004. Excluding the effects of the acquisition of Mittal Steel USA ISG Inc., average steel selling price increased 10% from 2005 to 2006. This increase was primarily a result of our ability to pass along to customers part of the steep increase in the cost of raw materials.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment increased 2% to $3.7 billion for the year ended December 31, 2005 from $3.6 billion for the year ended December 31, 2004. Excluding the effect of acquisitions made in 2005, sales increased 6% to $2.7 billion for the year ended December 31, 2005 from $2.6 billion for the year ended December 31, 2004. This increase was primarily due to a 6% increase in average steel selling prices that was partly offset by a decrease in steel shipments.

Total steel shipments in the Flat Carbon Europe segment decreased 18% to 6.3 million tonnes for the year ended December 31, 2005 from 7.7 million tonnes for the year ended December 31, 2004. Excluding the effects of the acquisition of Mittal Steel Poland, total steel shipments remained flat at 4.5 million tonnes for the year ended December 31, 2004 as compared to the year ended December 31, 2005.

Average steel selling price in the Flat Carbon Europe segment increased 6% for the year ended December 31, 2005 as compared with the year ended December 31, 2004. Excluding the effects of the acquisition of Mittal Steel Poland, average steel selling price increased 6% primarily as a result of our ability to pass along to customers part of the steep increase in the cost of raw materials.

Long Carbon Americas and Europe

Sales in the Long Carbon Americas and Europe segment decreased 3% to $7.7 billion for the year ended December 31, 2005, as compared with $7.9 billion for the year ended December 31, 2004. Excluding the acquisitions of Mittal Steel USA ISG Inc., Mittal Steel Poland and Mittal Steel Hunedoara, sales decreased 7% to $5.0 billion for the year ended December 31, 2005, as compared with $5.3 billion for the year ended December 31, 2004. This decrease was primarily due to an 18% reduction in shipments offset in part by a 13% increase in average steel selling prices.

Total steel shipments in the Long Carbon Americas and Europe segment increased 2% to 9.8 million tonnes for the year ended December 31, 2005 as compared with 9.6 million tonnes for the year ended December 31, 2004, primarily due to the acquisitions of Mittal Steel USA ISG Inc., Mittal Steel Poland and Mittal Steel Hunedoara. Excluding the effects of these acquisitions, shipments decreased 18% to 6.3 million tonnes for the year ended December 31, 2005, as compared with 7.7 million tonnes for the year ended December 31, 2004. This decrease was primarily due to weak demand and production cut backs as a result of a steep increase in the input costs.

Average steel selling price in the Long Carbon Americas and Europe segment increased 6% for the year ended December 31, 2005 compared to the year ended December 31, 2004. Excluding the effects of the acquisitions of Mittal Steel USA ISG Inc., Mittal Steel Poland and Mittal Steel Hunedoara, average steel selling price increased by 13% for the year ended December 31, 2005 compared to the year ended December 31, 2004. This increase in average selling price was primarily a result of our ability to pass along to customers part of the steep increase in the cost of raw materials.

AACIS

Sales in the AACIS segment increased 31% to $9.9 billion for the year ended December 31, 2005 as compared with $7.5 billion for the year ended December 31, 2004, primarily due to the effect of acquisitions made in 2005. Excluding these acquisition, sales increased 3% to $5.5 billion for the year ended December 31, 2005 as compared with $5.4 billion for the year ended December 31, 2004, primarily due to 9% increase in average steel selling prices that was offset in part by a 8% decrease in shipments.

Total steel shipments in the AACIS segment increased 40% to 12.3 million tonnes for the year ended December 31, 2005 as compared with 8.8 million tonnes for the year ended December 31, 2004 primarily due to the effect of acquisitions made in 2005. Excluding these acquisitions, steel shipments decreased 8% to 4.9 million tonnes for the year ended December 31, 2005 as compared with 5.3 million tonnes for the year ended December 31, 2004, primarily due to softer market conditions resulting in particular from weaker demand in China.

Average steel selling price in the AACIS segment increased 4% for the year ended December 31, 2005 as compared to the year ended December 31, 2004 primarily due to the effect of acquisitions made in 2005. Excluding these acquisition, average steel selling price increased 9% for the year ended December 31, 2005 as compared with the year ended December 31, 2004, primarily a result of our ability to pass along to customers part of the steep increase in the cost of raw materials.

Operating Income

The following table provides a summary of the operating income and operating margin of Mittal Steel for the year ended December 31, 2005, as compared with the year ended December 31, 2004:

	Operating Income Year ended December 31,		Operating Margin
	2004 (in $ millions)	2005 (in $ millions)	2004 (%)	2005 (%)
Segments
Flat Carbon Americas	1,327	1,289	24	11
Flat Carbon Europe	866	367	24	10
Long Carbon Americas and Europe	1,423	641	18	8
AACIS	2,022	2,335	27	24

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Includes results of Mittal Steel Poland from March 5, 2004, Mittal Steel Zenica from December 10, 2004, Mittal Steel Hunedoara from April 5, 2004, Mittal Steel Skopje from May 7 2004, Mittal Steel south Africa from June 9, 2004, Ljubija Mines from August 12, 2004, Mittal Steel USA ISG Inc. from April 15, 2005 and Mittal Steel Kryviy Rih from November 26, 2005.

The following table provides a summary of operating income and operating margin at Mittal Steel by operating segment for the year ended December 31, 2005 compared to the year ended December 31, 2004 excluding acquisitions. There are no comparable business operations for the Stainless Steel and AM3S segments for 2005 and 2004 as these segments correspond solely to the operations of Arcelor.

	Operating Income Year ended December 31,		Operating Margin
	2004	2005	2004	2005
Segments	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	1,327	869	24	16
Flat Carbon Europe	579	281	23	10
Long Carbon Americas and Europe	819	502	15	10
AACIS	1,321	1,225	25	22

Flat Carbon Americas

Operating income for the year ended December 31, 2005 for the Flat Carbon Americas segment remained flat at $1.3 billion as compared to the year ended December 31, 2004. Excluding the effects of the acquisition of Mittal Steel USA ISG Inc., operating income decreased to $0.9 billion for the year ended December 31, 2005, as compared with $1.3 billion for the year ended December 31, 2004. This decrease was primarily as a result of a steep increase in the cost of input and lower steel shipments which was partly offset by increase average steel selling prices.

Flat Carbon Europe

Operating income for the year ended December 31, 2005 for the Flat Carbon Europe segment decreased to $0.4 billion as compared with $0.9 billion for the year ended December 31, 2004. Excluding the acquisitions, operating income decreased to $0.3 billion for the year ended December 31, 2005, as compared with $0.6 billion for the year ended December 31, 2004. This decrease was primarily as a result of the steep increase in the cost of inputs and marginally lower steel shipments, which were partly offset by an increase in average steel selling prices.

Long Carbon Americas and Europe

Operating income for the year ended December 31, 2005 for the Long Carbon Americas and Europe segment decreased to $0.6 billion, as compared with $1.4 billion for the year ended December 31, 2004. Excluding the effect of acquisitions made in 2005, the operating income for the year ended December 31, 2005 decreased 39% to $0.5 billion as compared to $0.8 billion for the year ended December 31, 2004. The primary reason for the lower operating income was the steep increase in input costs and lower steel shipments, which were partly offset by increase average steel selling prices.

AACIS

Operating income for the year ended December 31, 2005 for the AACIS segment increased to $2.3 billion, as compared with $2.0 billion for the year ended December 31, 2004. Excluding the effects of acquisitions made in 2005, the operating income for the year ended December 31, 2005 decreased to $1.2 billion as compared to $1.3 billion for the year ended December 31, 2004. The primary reason for the lower operating income was the steep increase in input costs and lower shipments which were partly offset by an increase average steel selling prices.

Financing Costs

Net financing cost increased 65% to $353 million for the year ended December 31, 2005, as compared with $214 million for the year ended December 31, 2004. Interest expense increased primarily due to the increased borrowing for the acquisition of, and assumption of debt at, Mittal Steel USA ISG Inc. and Mittal Steel Kryviy Rih, as well as the increase in base interest rates which were partly offset by foreign exchange gains.

Income Tax

Mittal Steel recorded a consolidated current tax expense of $663 million in the year ended December 31, 2005 as compared to $636 million in the year ended December 31, 2004. Consolidated deferred tax expenses were $218 million in the year ended 2005, as compared to an expense of $331 million in 2004. The effective tax rate increased to 18.8% in the year ended December 31, 2005, as compared to 14.7% in the year ended December 31, 2004, on income before taxes of $4,676 million and $6,592 million, respectively.

This increase in the aggregate tax rate is primarily due to the addition of newly acquired operating subsidiaries that have relatively high tax expenses. Several other factors discussed below have contributed to movements of the rate.

The change in the measurement of deferred tax assets along with the increase in the permanent differences in comparison to the prior year has increased the effective tax rate. Further increase of the tax rate was due to the significant decrease in the benefit of the tax holiday resulting from the amendment of the Mittal Steel Galati share purchase agreement. Mittal Steel signed an amendment to the share purchase agreement leading to the termination of the five-year exemption to pay corporate income tax and other economic incentives previously provided to Mittal Steel Galati. This amendment has an impact beginning on January 1, 2005.

Mittal Steel Temirtau and the Government of Kazakhstan signed an agreement that fixed its corporate income tax payments for the years 2005 through 2009. Under this agreement, Mittal Steel Temirtau is entitled to lower taxes based on certain capital expenditure programs.

For additional information related to Mittal Steel’s income taxes see Note 19 to the Mittal Steel Consolidated Financial Statements.

Minority Interest

Minority interest in income of subsidiaries amounted to $494 million for the year ended December 31, 2005, as compared with $415 million for the year ended December 31, 2004. This primarily consisted of the shares of minority shareholders in the net income of Mittal Steel South Africa, Mittal Steel Ostrava, Mittal Steel Poland and Mittal Steel Annaba. Lower minority interest is a function of lower income for the year ended December 31, 2005, as compared with the year ended December 31, 2004.

Net Income

Mittal Steel’s net income for the year ended December 31, 2005 decreased to $3.3 billion as compared with $5.2 billion for the year ended December 31, 2004. This decrease was due to lower operating income, higher financing costs and a higher tax charge, partly offset by a lower minority interest, as discussed above.

B. Liquidity and Capital Resources

Mittal Steel’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

In management’s opinion, Mittal Steel’s financing facilities are adequate for its present requirements. Because Mittal Steel is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries’ ability to pay dividends.

As of December 31, 2006, Mittal Steel’s cash and cash equivalents, restricted cash and short-term investments amounted to $6.1 billion as compared to $2.1 billion as of December 31, 2005. In addition, Mittal Steel, including its operating subsidiaries, had available borrowing capacity under its various credit lines, including receivable factoring and securitization facilities, of $9.0 billion as of December 31, 2006 as compared to $1.9 billion as of December 31, 2005.

As of December 31, 2006, Mittal Steel’s total debt, which includes long-term debt, short-term debt and borrowings under working capital facilities, was $26.6 billion as compared to $8.3 billion as of December 31, 2005. Most of the external debt is borrowed by the parent company on an unsecured basis. As of December 31, 2006, Mittal Steel’s external debt bore interest at varying levels based on a combination of fixed and variable interest rates. In addition, some of the debt of Mittal Steel’s operating subsidiaries is secured by liens on specified assets of the relevant subsidiary. Under some of the loan agreements and bonds outstanding, Mittal Steel’s operating subsidiaries are required to comply with certain financial covenants. As of December 31, 2006, Mittal Steel’s operating subsidiaries were in compliance with all such covenants.

As of December 31, 2006, Mittal Steel had guaranteed $644 million of debt of its operating subsidiaries. As of March 9, 2007, Mittal Steel had guaranteed an additional $500 million of debt of its operating subsidiaries. In addition, as of December 31, 2006, Mittal Steel had guaranteed approximately $26 million of certain debts at its I/N Tek joint venture.

Mittal Steel’s debt facilities and its guarantees have provisions whereby a default by any borrower within the Mittal Steel group could, under certain circumstances, lead to defaults under other Mittal Steel credit facilities. Any possible invocation of these cross default clauses could cause some or all of the other guaranteed debt to accelerate, creating severe liquidity pressures.

A description of certain of the basic terms of our outstanding long-term debt as of December 31, 2006 is set forth in Note 14 to the Mittal Steel Consolidated Financial Statements.

The following table summarizes the Mittal Steel’s credit facilities and receivables factoring and securitization facilities as of the dates indicated:

	Limit		Utilization		Availability
	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005
	(in $ millions)		(in $ millions)		(in $ millions)
Credit Facilities	9,787	3,834	875	2,243	8,912	1,591
Factoring and Securitization	291	393	192	49	99	344

Financings

On April 1, 2006, Ispat Inland ULC redeemed $150 million of floating rate notes due April 1, 2010 and bearing interest at LIBOR plus 6.75%. The floating rate notes were redeemed at a price of 103% of the principal amount (the call premium of $4.5 million was expensed in the first quarter of 2006).

On April 4, 2006, Mittal Steel signed a $200 million loan agreement with the European Bank for Reconstruction and Development for on-lending to Mittal Steel Kryviy Rih. The loan is to be used to help to upgrade technology, boost productivity and improve energy efficiency at Mittal Steel Kryviy Rih. The loan has a maturity of seven years and bears interest based on LIBOR plus a margin based on a ratings grid. Drawdown of this facility took place on May 10, 2006.

On April 20, 2006, the United States Pension Benefit Guaranty Corporation converted the entire $35 million outstanding principal amount of a convertible note issued by ISG, plus accrued interest, into 1,268,719 class A common shares of Mittal Steel.

On July 26, 2006, following the announcement of the final results of the offer for Arcelor, Standard & Poor’s lowered its long-term corporate credit rating on Mittal Steel from “BBB+” to “BBB” and removed the rating from CreditWatch with negative implications. On July 31, 2006, Moody’s confirmed the Baa3 ratings of Mittal Steel. On September 26, 2006, Fitch Ratings affirmed Mittal Steel’s Issuer Default and senior unsecured ratings at “BBB” and Short-term rating at “F2” and removed the ratings from Rating Watch Negative.

On November 30, 2006, Mittal Steel entered into a credit facility, which is comprised of a €12 billion term loan facility and a €5 billion revolving credit facility (the “€17 Billion Facility”). The proceeds of the term loan facility were used to refinance Mittal Steel’s €3 billion refinancing facility, €5 billion acquisition facility and €2.8 billion bridge facility, along with Arcelor’s €4 billion term loan facility and €3 billion revolving credit facility. The €5 billion revolving credit facility has remained unutilized and is fully available to Mittal Steel, the proceeds of which may be used for general corporate purposes. The €17 Billion Facility is unsecured and provides for loans bearing interest at LIBOR or EURIBOR (based on the borrowing currency) plus a margin based on a ratings grid.

As described above, Mittal Steel’s €3 billion refinancing facility, €5 billion acquisition facility and €2.8 billion bridge facility were repaid and subsequently cancelled on December 14, 2006. Arcelor’s €4 billion term loan facility, of which €3 billion was outstanding, was repaid and subsequently cancelled on December 14, 2006 and its €3 billion revolving credit facility was cancelled on December 5, 2006.

On December 15, 2006 Mittal Steel redeemed Arcelor’s 3% 2017 bonds convertible and/or exchangeable into new and/or existing Arcelor shares (the “OCEANEs”) at a redemption price in cash equal to the principal amount of the OCEANEs plus accumulated interest, amounting to €0.27055 per OCEANE.

Dividends

On February 14, 2006, Mittal Steel’s Board of Directors declared an interim dividend of $0.125 per share payable on March 15, 2006, and decided to propose to the general meeting of shareholders to amend the dividend policy going forward to pay a quarterly dividend of $0.125 per share. During 2006, four quarterly dividends of $0.125 per share were paid.

On September 27, 2006, Mittal Steel announced that its Board of Directors had agreed upon a new dividend and cash distribution policy. The new policy will be proposed to Mittal Steel’s shareholders at the next general meeting. The new policy aims to return 30% of Mittal Steel’s prior year’s annual net income to shareholders every year through an annual base dividend, supplemented by share buy-backs. Mittal Steel’s Board of Directors proposed an annual base dividend of $1.30. This base dividend has been designed to provide a minimum payout per year and would rise to reflect Mittal Steel’s underlying growth. Payment of this dividend will be made on a quarterly basis.

In addition to this cash dividend, Mittal Steel’s Board of Directors approved a share buy-back program tailored to achieve the 30% distribution pay-out commitment. Based on the annual net earnings announced for the twelve months ended December 31, 2006, Mittal Steel will implement a $590 million share buy-back.

On February 2, 2007, Mittal Steel’s Board of Directors declared an interim dividend of $0.325 per share. The cash dividend was paid on March 15, 2007 to Euronext Amsterdam, Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange and Spanish Stock Exchange shareholders of record on February 27, 2007, and to NYSE shareholders of record on March 2, 2007.

Further to the September 27, 2006 announcement described above, Mittal Steel announced on April, 2, 2007, the commencement of a share buy-back program to repurchase up to a maximum aggregate amount of $590 million of its class A common shares. The share buy-back program will end at the earliest of (i) December 31, 2007 (provided that Mittal Steel’s shareholders, at the annual general meeting of shareholders to be held on May 15, 2007, renew the current authorization for the Mittal Steel Board of Directors for a period of 18 months, ending on November 15, 2008), (ii) the moment on which the aggregate value of class A common shares repurchased by Mittal Steel since the start of this share buy-back program reaches $590 million, or (iii) the moment on which Mittal Steel and its subsidiaries hold ten percent of the total number of the then-issued class A and class B common shares.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Sources and Uses of Cash

The following table presents a summary of cash flow of Mittal Steel:

	Summary of Cash flow Year ended December 31,
	2005	2006
	(in $ millions)
Net cash provided by operating activities	$3,874	$7,122
Net cash used in investing activities	(7,512)	(8,576)
Net cash provided by financing activities	3,349	5,445

Net Cash Provided by Operating Activities

For the year ended December 31, 2006, cash flow from operations increased to $7,122 million as compared with $3,874 million for the year ended December 31, 2005, primarily due to higher net income from acquisitions, including the acquisitions of Arcelor, Mittal Steel Kryviy Rih and Mittal Steel ISG USA Inc.

Net Cash Used in Investing Activities

Net cash used in investing activities was $8,576 million, primarily due to the acquisition of net assets of subsidiaries, net of cash and capital expenditures. Acquisition of assets was primarily related to Arcelor. Capital expenditures in 2006 were $2,935 million as compared to $1,181 million in 2005. This was due in part to capital expenditures on: (a) a new continuous caster for slab production and hot strip mill, wire rod mill modernization and a new rolling mill at Mittal Steel Poland; (b) a new blast furnace, continuous caster construction, a heat recovery coke oven and an electrical steel capacity increase at Arcelor Brasil; (c) a new cold rolling and color coating mill at Mittal Steel Temirtau; (d) a new galvanizing line at Mittal Steel South Africa; and (e) melt shop upgrades at Carinox plant in Belgium.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $5,445 million for the year ended December 31, 2006, as compared to $3,349 million in 2005, primarily due to the net addition of loans from banks. The 2005 balance was reduced due to dividend payments to Richmond Investment Holdings Limited, the parent company’s shareholder, which was a condition to Ispat International’s acquisition of LNM Holdings. There were dividend payments to the shareholders of Mittal Steel as well to the shareholders of Mittal Steel South Africa.

As of December 31, 2006, Mittal Steel had approximately $2.2 billion of scheduled debt amortization between 2007 and 2008.

On February 2, 2007, Mittal Steel declared an interim dividend of $0.325 per share. The cash dividend was paid on March 15, 2007 to Euronext Amsterdam, Euronext Brussels, Euronext Paris, Luxembourg Stock Exchange and Spanish Exchange shareholders of record on February 27, 2007, and to NYSE shareholders of record on March 2, 2007.

Mittal Steel USA Pension Funding

Mittal Steel USA has made cash contributions to its pension plan of approximately $660 million from 1998 through December 31, 2006 including $61 million during 2006.

For further details concerning Mittal Steel’s pension plans, please refer to Note 18 to the Mittal Steel Consolidated Financial Statements.

Shareholders’ Equity

Shareholders’ equity (excluding minority interest) increased to $42,127 million at December 31, 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sources and Uses of Cash

The following table presents a summary of cash flow of Mittal Steel:

	Summary of Cash flow Year ended December 31,
	2004	2005
	(in $ millions)
Net cash provided by operating activities	$4,300	$3,874
Net cash used in investing activities	(656)	(7,512)
Net cash provided by (used in) financing activities	(2,118)	3,349

Net Cash Provided by Operating Activities

For the year ended December 31, 2005, cash flow from operations decreased to $3,874 million as compared with $4,300 million for the year ended December 31, 2004, primarily due to lower net income.

Net Cash Used in Investing Activities

Net cash used in investing activities was $7,512 million, primarily for the acquisition of net assets of subsidiaries, net of cash and capital expenditures. Acquisition of assets was primarily related to Mittal Steel Kryviy Rih. Capital expenditures in 2005 were $1,181 million as compared to $837 million in 2004. This was due in part to capital expenditures on: (a) construction of a hot-strip mill, modernization of a blast furnace and building of a coke oven battery and auxiliary facilities at Mittal Steel Poland; (b) modernization of two blast furnaces at Mittal Steel Galati; (c) construction of a new slab caster and converter shop at Mittal Steel Temirtau; and (d) step 2 of the continuous anneal line to hot dip galvanize conversion at Mittal Steel USA.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $3,349 million as compared to $2,118 million used in financing activities in 2004, primarily due to the net addition of loans from banks, partly offset by dividend payments to Richmond Investment Holdings Limited, the parent company’s shareholder, which was a condition precedent to Ispat International’s acquisition of LNM Holdings. There were dividend payments to the shareholders of Mittal Steel as well to the shareholders of Mittal Steel South Africa.

As of December 31, 2005, Mittal Steel had approximately $2.0 billion of scheduled debt amortization between 2006 and 2007 (without taking into account the impact of Mittal Steel’s offer to acquire Arcelor).

Mittal Steel USA Pension Funding

Mittal Steel USA has made cash contributions to its pension plan of approximately $600 million from 1998 through December 31, 2005, including $175 million during 2005.

For further details concerning Mittal Steel’s pension plans, please refer to Note 18 to the Mittal Steel Consolidated Financial Statements.

Shareholders’ Equity

Shareholders’ equity (excluding minority interest) increased to $13,286 million at December 31, 2005.

C. Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed in 2005 and 2006 amount to $39 million and $96 million, respectively.

D. Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “Item 5A—Operating and Financial Review and Prospects—Key Factors Affecting Results of Operations”.

Outlook

For the first quarter of 2007, Mittal Steel expects overall shipment levels to remain in line with fourth quarter 2006 levels. Flat Carbon Americas’ profitability is expected to continue to suffer from oversupply of inventory while performance for the Flat Carbon Europe segment is expected to remain positive. The performance of Long Carbon Americas and Europe is expected to increase. The performance of Stainless Steel is expected to remain at high levels, while the performance of AM3S and AACIS is expected to remain stable. Mittal Steel expects an effective tax rate of approximately 25% for the year.

For the full year 2007, Mittal Steel expects operating performance to improve over 2006 levels in all segments, assuming no material changes in the scope of consolidation.

Capital Expenditure and Investments

Mittal Steel expects its capital expenditures to increase to in 2007 to approximately $4.5 to $5.0 billion, approximately half of which would be used for maintenance of its production facilities. Mittal Steel expects to finance all its capital expenditures from cash flows from operations. Mittal Steel’s major capital expenditure projects among others are: (a) a new coke oven battery construction at ZKZ Poland; (b) hot strip mill expansion at Arcelor Brasil; (c) a new wire rod mill at Mittal Steel Ruhrort; (d) various improvements, including coke oven battery and sinter plant upgrades, at Mittal Steel Kryviy Rih; (e) two new DR Kilns at Mittal Steel South Africa; (f) a new integrated steel mill complex consisting of coke oven battery, blast furnace, blast oxygen furnace, power plant and auxiliary facilities at Bosnia; and (g) batch annealing furnaces at a French subsidiary.

Furthermore, Mittal Steel plans to invest in mining assets among others in Mexico, Liberia, Ukraine and Bosnia.

In connection with the acquisition of certain of its operating subsidiaries, Mittal Steel has made significant capital expenditure commitments and other commitments with various governmental bodies relating to the next few years. As of December 31, 2006, Mittal Steel and its subsidiaries had capital commitments outstanding of $3.3 billion under privatization and other major contracts.

On December 11, 2006, the Government of Liberia and Mittal Steel announced that they had successfully concluded the review of the Mining Development Agreement that Mittal Steel entered into with the Government of Liberia in August 2005. The agreement gives Mittal Steel access to iron ore deposits in Western Liberia. Mittal Steel expects expenditures of approximately $1 billion during the life of the project. This cost will cover development of the mines, related railway and port infrastructure and will provide means for community development.

On December 20, 2006, Mittal Steel announced the acquisition of Sicartsa, a Mexican integrated steel producer, from Grupo Villacero for an enterprise value of approximately $1.4 billion. Sicartsa, with production facilities in Mexico and Texas, is a fully-integrated producer of long steel, with an annual production capacity of approximately 2.5 million tonnes.

On December 21, 2006, Mittal Steel announced that it has signed a Memorandum of Understanding with the Government of the State of Orissa in India concerning setting up a steel-making operation in the Kernighan District. Mittal Steel intends to undertake a Detailed Project Report (“DPR”) based on the needs of the steel plant. This would include captive mining facilities, captive power supply, water supply infrastructure and other facilities as required, including setting up townships for its employees. Should the DPR lead to implementation, it is currently anticipated that the project would entail an investment of approximately Rs 40,000 crores (approximately $9 billion). Mittal Steel intends to build an integrated steel plant with a total annual capacity of 12 million tonnes. The project would be developed in two phases of 6 million tonnes each. It is expected that the first phase would be completed within 48 months from the date of submission of the DPR and the second phase within a further 54 months after the completion of the first phase.

On February 23, 2007, Mittal Steel announced that it had signed agreements with the state of Senegal in West Africa to develop iron ore mining in the Faleme region of southeast Senegal. This integrated mining project will encompass the development of the mine, building of a new port near Dakar and the development of approximately 750 kilometers of rail infrastructure to link the mine with the port. It is expected to entail an investment of approximately $2.2 billion. Mittal Steel estimates that the mine will provide approximately 750 million tonnes of iron ore. The development of the mine, which is expected to commence production in 2011, is a strategic step in creating a West-African hub for supplying the iron ore needs of Mittal Steel’s plants around the world. The agreements will become effective upon fulfillment of certain conditions by the State of Senegal.

On March 16, 2007, Mittal Steel announced that it had signed a definitive agreement with Noble International, Ltd. (“Noble”) for the combination of their laser-welded tailored blanks businesses. In exchange for its laser-welded blanks business in western and eastern Europe, China, India and the United States, Mittal Steel will receive $300 million from Noble, including $131 million in cash, a Noble note and the assumption of certain financial obligations, and 9,375,000 shares of Noble common stock. Mittal Steel and Noble are also seeking to include in the transaction the tailored blanks business of Powerlasers, a unit of Dofasco, for additional consideration of approximately $50 million, subject to the approval of the trustees of Dofasco. Upon completion of the transaction, which is expected to occur in June 2007, Mittal Steel would become the largest shareholder of Noble, with approximately 40% of its issued and outstanding common shares and four of the nine seats on its Board of Directors.

Income Taxes

Mittal Steel’s combined effective tax rate is expected to increase in future years. The cash outflow in respect of taxes is expected to increase in 2007.

E. Off-Balance Sheet Arrangements

Mittal Steel has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. In addition, Mittal Steel is not contingently liable for the debt of any of its affiliates or joint ventures except debt attributable to I/N Tek, where Mittal Steel has guaranteed $26 million as of December 31, 2006 ($76 million as of December 31, 2005 for I/N Tek and I/N Kote).

For a discussion of receivables factoring arrangements for the year ended December 31, 2006 as compared to the year ended December 31, 2005, refer to “Liquidity and Capital Resources” above and Note 25 of the Mittal Steel Consolidated Financial Statements.

F. Tabular Disclosure of Contractual Obligations

Mittal Steel has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2006, Mittal Steel’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.

Mittal Steel had outstanding, as of December 31, 2006, various long-term obligations that will become due in 2007 and beyond. These various purchase commitments and long-term obligations will have an effect on Mittal Steel’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2006, Mittal Steel’s current estimate of their annual maturities (undiscounted).

(amounts in $ millions)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations—scheduled repayments—Note 14 to the Mittal Steel Consolidated Financial Statements	$25,338	$3,693	$8,854	$10,334	$2,457
Operating Lease Obligations—Note 22 to the Mittal Steel Consolidated Financial Statements	564	108	175	103	178
Environment Commitments(1) and asset retirement obligation—Note 20 and Note 23 to the Mittal Steel Consolidated Financial Statements	1,275	201	248	189	656
Purchase Obligations—Note 22 to the Mittal Steel Consolidated Financial Statements	31,274	8,146	9,584	4,355	9,189
Funding Contribution to the pension and post-employment plans (2)	662	662	0	0	0
Scheduled interest payments (3)	3,768	1,173	1,580	628	386
Other Long-Term Liabilities	506	37	166	281	21
Acquisition/Investment Commitments—Note 22 to the Mittal Steel Consolidated Financial Statements	3,297	2,542	388	334	33
Total	66,747	16,596	20,996	16,224	12,950

(1)	Mittal Steel may be subject to additional environmental liabilities not included in the table above.
(2)	The funding contributions to the pension and post retirement plans are presented for the following year and to the extent known.
(3)	In determining the future interest payments on its variable interest debt Mittal Steel used the interest rates applicable as of December 31, 2006.

Estimated payments for long-term obligations have been determined by Mittal Steel based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by Mittal Steel based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2006. The actual timing of these future cash flows may differ due to events and circumstances that are out of the direct control of Mittal Steel. Also included are liabilities related to environmental matters, which are further discussed in Note 23 to the Mittal Steel Consolidated Financial Statements. For further details on commitments, please refer to Note 22 to the Mittal Steel Consolidated Financial Statements.

G. Safe Harbor

All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Mittal Steel continues to put strong emphasis on corporate governance. Mittal Steel has thirteen independent directors on its Board of Directors. See “Item 6C—Directors, Senior Management and Employees—Board Practices—Director Independence”. Mittal Steel’s Audit Committee and Mittal Steel’s Appointments, Remuneration and Corporate Governance Committee are each comprised exclusively of four independent members.

The members of the Mittal Steel Board of Directors as of December 31, 2006 are as set forth below:

Name	Age(4)	Date Joined Board	Class/Term	Position within Mittal Steel
Lakshmi N. Mittal	56	May 1997	Class A – 2009	Chairman of Mittal Steel’s Board of Directors and Chief Executive Officer
Joseph J. Kinsch(2)(3)	73	October 2006	Class C – 2009	President of Mittal Steel’s Board of Directors
Vanisha Mittal Bhatia	26	December 2004	Class A – 2009	Member of Mittal Steel’s Board of Directors
Narayanan Vaghul(1)(3)	70	July 1997	Class C – 2009	Member of Mittal Steel’s Board of Directors
Wilbur L. Ross(1)(3)	69	April 2005	Class C – 2009	Member of Mittal Steel’s Board of Directors
Lewis B. Kaden(2)(3)	64	April 2005	Class C – 2009	Member of Mittal Steel’s Board of Directors
François H. Pinault(3)	70	June 2006	Class C – 2009	Member of Mittal Steel’s Board of Directors
José Rámon Álvarez Rendueles(1)(3)	66	October 2006	Class C – 2009	Member of Mittal Steel’s Board of Directors
Sergio Silva de Freitas(2)(3)	63	October 2006	Class C – 2009	Member of Mittal Steel’s Board of Directors
Georges Schmit	53	October 2006	Class C – 2009	Member of Mittal Steel’s Board of Directors
Edmond Pachura(1)(3)	72	October 2006	Class C – 2009	Member of Mittal Steel’s Board of Directors
Michel Angel Marti(3)	59	October 2006	Class C – 2009	Member of Mittal Steel’s Board of Directors
Manuel Fernández López (3)	60	October 2006	Class C – 2009	Member of Mittal Steel’s Board of Directors
Jean-Pierre Hansen(2)(3)	58	October 2006	Class C – 2009	Member of Mittal Steel’s Board of Directors
John Castegnaro(3)	61	October 2006	Class C – 2009	Member of Mittal Steel’s Board of Directors
Antoine Spillmann	43	October 2006	Class C – 2009	Member of Mittal Steel’s Board of Directors
HRH Prince Guillaume de Luxembourg(3)	43	October 2006	Class C – 2009	Member of Mittal Steel’s Board of Directors
Romain Zaleski	73	October 2006	Class C – 2009	Member of Mittal Steel’s Board of Directors

(1)	Audit Committee
(2)	Appointments, Remuneration and Corporate Governance Committee
(3)	“Non-executive” and independent director
(4)	Age as of December 31, 2006

The business address of each of the members of Mittal Steel’s Board of Directors is Mittal Steel’s offices at Hofplein 20, 3032 AC Rotterdam, The Netherlands.

Lakshmi N. Mittal, 56, is the Chairman of the Board of Directors and Chief Executive Officer of Mittal Steel. He is the founder of Mittal Steel and has been responsible for its strategic direction and development. He is also a non-executive director of Mittal Steel South Africa, an executive committee member of the International Iron and Steel Institute, a member of the Foreign Investment Council in Kazakhstan, the International Investment Council in South Africa, the World Economic Forum’s International Business Council, a director of ICICI Bank Ltd. and is on the Advisory Board of the Kellogg School of Management in the United States. Mr. Mittal was awarded Fortune magazine’s “European Businessman of the Year 2004” and was named “Entrepreneur of the Year” by The Wall Street Journal. He was previously named Steel Maker of the Year in 1996 by New Steel, a leading industry publication, and was awarded the 8th honorary Willy Korf Steel Vision Award, the highest recognition for worldwide achievement in the steel industry. The award was presented by American Metal Market and World Steel Dynamics. Mr. Mittal has been chosen for the 2007 Dwight D. Eisenhower Global Leadership Award.

Joseph Kinsch, 73, is the President of the Board of Directors of Mittal Steel. He has been Chairman of the Board of Directors and of the Appointments and Remunerations Committee of Arcelor since 2002. He has over 40 years of experience in the steel business. He started his career with Arbed in 1960. In 1975, he was named Director of Accounting and Finance, then head of steel processing firms in 1978. He joined the Arbed management board in 1985 and was named Chief Executive Officer in 1992 and Chairman of the Board of Directors in 1993. In 1998, he withdrew from daily management, but retained his position as Chairman. Mr. Kinsch is also Président honoraire of the Union of Luxembourg Enterprises, Président honoraire of the Chamber of Commerce of the Grand-Duchy of Luxembourg and Honorary Consul of Brazil in Luxembourg. He is a Doctor of Humane Letters, honoris causa, from the Sacred Heart University of Luxembourg.

Vanisha Mittal Bhatia, 26, was appointed as a member of the LNM Holdings Board of Directors in June 2004. Mrs. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004. She has a Bachelor of Arts degree in Business Administration from the European Business School and has completed corporate internships at Mittal Shipping, Mittal Steel Hamburg and an Internet-based venture capital fund. She is the daughter of Mr. Lakshmi N. Mittal.

Narayanan Vaghul, 70, has 49 years of experience in the financial sector and has been the Chairman of Industrial Credit and Investment Corporation of India Limited for 16 years and of ICICI Bank Ltd. for the last two years. Prior to that, he was Chairman of the Bank of India and Executive Director of the Central Bank of India. He was chosen as the Businessman of the Year in 1992 by Business India, a leading Indian publication, and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a board member of various other companies, including Wipro Limited, Mahindra & Mahindra Limited, Nicholas Piramal India Limited, Apollo Hospitals Limited and Himatsingka Seide Limited.

Wilbur L. Ross, Jr., 69, has served as the Chairman of the ISG Board of Directors since ISG’s inception. Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position he has held since April 2000. Mr. Ross is also the Chairman and Chief Executive Officer of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, Asia Recovery Fund Co-Investment, Nippon Investment Partners and Absolute Recovery Hedge Fund. Mr. Ross is also the general partner of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund and Absolute Recovery Hedge Fund. Mr. Ross is also Chairman of Ohizumi Manufacturing Company in Japan, Chairman of International Textile Group, International Coal Group and Marquis Who’s Who, Inc. in the United States, and Chairman of Insuratex, Ltd. in Bermuda. Mr. Ross is a board member of the Turnaround Management Association and Nikko Electric Co. in Japan,

Tong Yang Life Insurance Co. in Korea, and Syms Corp., Clarent Hospital Corp. and News Communications Inc. in the United States. He is also Director of IAC Acquisition Corporation, Ltd. in the United Kingdom, Compagnie Européenne de Wagons SARL in Luxembourg, and Oxford Automotive in Denmark and Safety Components International in the United States. He is Director of the Japan Society and of the Yale School of Management. Mr. Ross is also a member of the Business Roundtable. Previously, Mr. Ross served as the Executive Managing Director at Rothschild Inc., an investment banking firm, from October 1974 to March 2000. Mr. Ross was also Chairman of the Smithsonian Institution National Board.

Lewis B. Kaden, 64, has approximately 38 years of experience in corporate governance, dispute mediation, labor and employment law and economic policy. He is currently Vice Chairman and Chief Administrative Officer of Citigroup Inc. Prior to that, he was a partner at the law firm of Davis Polk & Wardwell, and served as counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia’s Center for Law and Economic Studies. He served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Directors of the Markle Foundation. He is a member of the Council on Foreign Relations and the moderator of the Business-Labor Dialogue. Mr. Kaden is a graduate of Harvard College and of Harvard Law School. He was the John Harvard Scholar at Emmanuel College, Cambridge University.

François H. Pinault, 70, is the founder and former president of the Artemis Group and PPR. The Artemis Group is a €25 billion global investment holding company with wide-ranging interests, including 42% of the listed company PPR. PPR includes retail brands, such as FNAC, La Redoute, Le Printemps and Conforama, and luxury brands, such as Gucci Group, which includes Gucci, Bottega Veneta, Yves Saint Laurent, Boucheron and Balenciaga. Artemis also owns Chateau Latour vineyard in France and Christie’s auction house. Mr. Pinault also owns insurance and media businesses and holds minority shares in the French group Bouygues. Mr. Pinault serves on the Board of Directors of Financière Pinault and Artemis.

José Ramón Álvarez Rendueles, 66, is Vice-Chairman of the Board of Directors and President of the Audit Committee of Arcelor. He has extensive experience in the financial, economic and industrial sectors. He was former Governor of the Bank of España and President of the Bank Zaragozano. He is President of the Board of Directors of Arcelor España, Peugeot España and Pirelli España. He is also a professor of public finance at the Universidad Autónoma de Madrid, the President of the Prince of Asturias Foundation and a Director of Gestavisíon Telecinco S.A.

Sergio Silva de Freitas, 63, is a member of the Board of Directors of Arcelor. He has 40 years of experience in the financial sector. He is President of the Board of Directors and of the Audit, Appointments and Remunerations Committees of Arcelor Brasil. After several years spent in high-ranking positions in important financial institutions in London and in Washington, he became Senior Vice-President of Banco Itaù and is now a member of the International Advisory Board of Banco Itaù, Sao Paulo, Brazil. He has a bachelor’s degree in Electrical Engineering from Escola Nacional de Engenharia da Universidade Brasil.

Georges Schmit, 53, is a member of the Board of Directors of Arcelor as a representative of the Luxembourg State. He is Director General at the Ministry of the Economy and Foreign Trade and a Member of the Board of Economic Development of the Grand-Duchy of Luxembourg. He is also Vice-Chairman of the Société Nationale de Crédit et d’Investissement (“SNCI”) and of the Entreprise des Postes et Télécommunications, Luxembourg and a Director of SES Global S.A., Banque et Caisse d’Epargne de l’Etat, Luxembourg and Paul Wurth S.A. Since 2000, he has been the representative of Luxembourg on the Enterprise Policy Group, an advisory body to the European Commission. Mr. Schmit holds a Master of Arts degree in Economics from the University of Michigan.

Edmond Pachura, 72, is a member of the Board of Directors of Arcelor. He has 40 years of experience in the industrial sector. He is Chairman of the Union des Negociants en Aciers Spéciaux

(UNAS), Paris. Previously, he was a Director of Renault and the CEO of Sollac. Mr. Pachura has also been a member of the Board of Directors of Charbonnages de France since 1997 and of the SNCF (Société Nationale des Chemins de Fer) since 1998.

Michel Angel Marti, 59, is a member of the Board of Directors of Arcelor as a representative of the employees. He is a former Secretary of the Conféderation Française Démocratique du Travail (CFDT) union, Broye, France.

Manuel Fernández López, 60, is a member of the Board of Directors of Arcelor as a representative of the employees. He is also Secretary General of the Metal, Construcción y Afines de UGT union, Federación Estatal (M.C.A.-U.G.T.), Madrid, Spain.

Jean-Pierre Hansen, 58, is a member of the Board of Directors of Arcelor as a representative of the Wallonia region. He is also Vice-Chairman of the Executive Committee and Senior Executive Vice-President of SUEZ, with responsibility for Operations. He entered the electricity and gas sector in 1975. Since January 1, 2005, Mr. Hansen has been Vice-Chairman and CEO of Electrabel, a role he previously held from 1992 to March 1999. Since March 1999, he has also held the position of Chairman of the Executive Committee of Electrabel. He is also CEO of SUEZ-Tractebel, Chairman of Fabricom and Director of Distrigas, Fluxys, AGBAR and ACEA, Vice-Chairman of the Federation of Enterprises in Belgium, and associate professor of economics at the UCL and at the Ecole Polytechnique (Paris). Mr. Hansen holds a master’s degree in electrical engineering, a degree in economics and a doctorate in engineering.

John O. Castegnaro, 61, has been a member of the Board of Directors of Arcelor as a representative of the employees since 2002. He is a member of the Luxembourg Parliament and Honorary Chairman of trade-union Onhofhängege Gewerkschaftsbond Lëtzebuerg (OGB-L).

Antoine Spillmann, 43, is a member of the Board of Directors of Arcelor as a representative of Corporación JMAC B.V. After several years spent in different banks, mainly in the United Kingdom, he is now Asset Manager and executive partner at the firm Bruellan, an asset management company based in Geneva.

H.R.H. Prince Guillaume de Luxembourg, 43, is a member of the Board of Directors of Arcelor.

Romain Zaleski, 73, graduated from the Ecole Polytechnique and from the Ecole des Mines de Paris (Mining School). He then served as a technical consultant in the public service, in particular at the Ministry of Industry. After leaving the public service, he was appointed as a managing director in several groups related to industry and to banking. In 1984, he settled in Italy and dedicated himself to the reorganization and the development of the Carlo Tassara SpA group, a leading group operating in the sectors of heavy industry, steel industry, ironworks, metallurgy and production of electric power. He led the Carlo Tassara group to its current position, with the holding of interests in the banking sector in Mittel, Banca Intesa, Banca Lombarda and Generali, as well as in the industrial sector, in Eramet and Mittal Steel. A managing director of the Carlo Tassara group and of Banca Lombarda, one of the top ten Italian banks, from 2003 to 2005, Mr. Zaleski was also chairman of Italenergia Bis, a holding company of the Edison Group, the second largest producer of electric power in Italy.

Senior Management

The members of Mittal Steel’s senior management as of December 31, 2006 are as set forth below:

Name	Age(1)	Position
Bhikam Agarwal	54	Executive Vice President, Responsible for Financial Controlling and Reporting
Roeland Baan	49	Executive Vice President, Responsible for South and Central Africa and Pipes and Tubes
Gilles Biau	61	Executive Vice President, Group Human Resources Co-Head
Alain Bouchard	60	Executive Vice President, Responsible for Purchasing function on Worldwide basis
Jose Armando Campos	58	Executive Vice President, CEO Flat South America
Narendra Chaudhary	62	Executive Vice President, Responsible for Carbon Steel Asia, Mediterranean, Black Sea Basin and Balkans
Davinder Chugh	50	Senior Executive Vice President, Responsible for Shared Services
Christophe Cornier	54	Executive Vice President, Responsible for Flat Europe
Philippe Darmayan	54	Executive Vice President, Responsible for Arcelor Mittal Steel Solutions & Services (AM3S)
Bernard Fontana	45	Executive Vice President, Responsible for Automotive Worldwide
Jean-Yves Gilet	50	Executive Vice President, Responsible for Stainless Steel Worldwide
Roland Junck	51	Member of the Group Management Board
Sudhir Maheshwari	43	Executive Vice President, Responsible for Finance and M&A
Aditya Mittal	30	Chief Financial Officer, Member of the Group Management Board, Flat Products Americas
Lakshmi N. Mittal	56	Chief Executive Officer, Member of the Group Management Board
Malay Mukherjee	58	Member of the Group Management Board, Stainless, Mining, Asia & Africa
Carlo Panunzi	57	Executive Vice President, Responsible for Long Americas
Michael Pfitzner	57	Executive Vice President, Responsible for Commercial Co-ordination
Gerhard Renz	59	Executive Vice President, Responsible for Long Europe
Michael Rippey	49	Executive Vice President, CEO USA
Lou Schorsch	57	Executive Vice President, CEO Flat Americas
Bill Scotting	48	Executive Vice President, Responsible for Performance Enhancement
Gonzalo Urquijo	45	Member of the Group Management Board, Long Products and Distribution
André van den Bossche	63	Executive Vice President, Responsible for Marketing
Inder Walia	48	Executive Vice President, Responsible for Human Resources
Michel Wurth	52	Member of the Group Management Board, Flat Products Europe

(1)	Age as of December 31, 2006

Bhikam Agarwal, Executive Vice President, Responsible for Financial Controlling and Reporting: Bhikam Agarwal has been the Managing Director, Controlling of Mittal Steel and has over 30 years of experience in steel and related industries. He has held various senior executive positions within Mittal Steel and was previously Chief Financial Officer after its formation as Ispat International. He has been responsible for the financial strategy of Mittal Steel and has been a co-ordinator of its prior activities in the capital markets. Mr. Agarwal has also led the finance and accounting functions of Ispat International across all its operating subsidiaries.

Roeland Baan, Executive Vice President, Responsible for South and Central Africa and Pipes and Tubes: Roeland Baan has been Chief Executive Officer of Mittal Steel Europe. He joined Mittal Steel from the global conglomerate SHV Holdings, which lists metals recycling among its non-core activities. There he spent eight years as a member of the Energy Divisions Executive Committee and was responsible for developing and executing its strategy across a number of key regions, including Europe, South America and the Mediterranean rim. Prior to that, Mr. Baan spent 16 years with Shell, where he held a number of positions worldwide. He has a Master’s degree in Economics from Vrije Universiteit in Amsterdam.

Gilles Biau, Executive Vice President, Group Human Resources Co-Head: Gilles Biau was Arcelor’s Executive Vice President Human Resources since July 2005. An engineering graduate of the Ecole Supérieure

d’Electricité of Paris, he has held various positions within Arcelor’s and Usinor’s flat carbon businesses, including Head of its Centre and Wallonia Operational Units from 2003 to 2005 and as Industrial Operations Manager of Arcelor’s Flat Carbon Sector from 2002 to 2003. Before that, he was in charge of industrial operations at Sollac, the flat carbon unit of Usinor, primarily at its Florange (France) unit. He joined Sollac in 1971.

Alain Bouchard, Executive Vice President, Responsible for Purchasing function on Worldwide basis: Alain Bouchard has been Arcelor’s Executive Vice President Purchasing since 2004. Prior to that, he was in charge, at Arcelor and Usinor of the Cockerill-Sambre works in Liège, Belgium and at Sollac Lorraine. From 1993 to 1999, he held various positions in production planning, customer services, information systems-information technology, and reengineering of support functions within Usinor’s Flat Carbon Steel business in Paris. From 1989 to 1993, he worked at Usinor’s Fos-sur-Mer plant, after joining the IRSID Steel Research and Development Institute in 1973. Mr. Bouchard is an IT engineer, a graduate of the Ecole Nationale Supérieure d’Informatique et Mathématiques Appliquées de Grenoble, and a Physics engineer, with a degree from Ecole Nationale Supérieure de Physique de Grenoble.

Jose Armando Campos, Executive Vice President, CEO Flat South America: Jose Armando Campos has been the President and officer in charge of the Flat Steel Business Area at Arcelor Brasil and President and CEO of CST since 1997. Prior to that, he worked in mining development and metallurgical areas at the Companhia Vale do Rio Doce from 1974 to 1992. Mr. Campos has been a member of the Brazilian Metallurgy and Materials Society since 1972 and the Board of Directors of the Brazilian Business Council for Sustainable Development. Mr. Campos is also a member of the Board of Directors of Acesita. He is a mining engineer, with a degree from the Federal University of Ouro Preto.

Narendra Chaudhary, Executive Vice President, Responsible for Carbon Steel Asia, Mediterranean, Black Sea Basin and Balkans: Narendra Chaudhary was appointed CEO of Mittal Steel’s Ukrainian operation in January 2006. Prior to that, Mr. Chaudhary was Director, Operations and Maintenance for Mittal Steel. Mr. Chaudhary joined Mittal Steel in 1993 at its Mexican operations and has held a number of positions at Mittal Steel since then, including as CEO of Mittal Steel Galati in Romania and CEO of Mittal Steel’s operations in Kazakhstan. Mr. Chaudhary possesses over 39 years of experience in a variety of technical and managerial functions in the steel industry. He worked at Steel Authority of India Limited plants in various capacities for 28 years. Mr. Chaudhary has a Bachelor’s degree in engineering from Bihar Institute of Technology, India.

Davinder Chugh, Senior Executive Vice President, Responsible for Shared Services: Davinder Chugh, previously CEO of Mittal Steel South Africa, has over 25 years experience in the steel industry, particularly in materials purchasing, logistics, warehousing and shipping. Mr. Chugh also was Commercial Director at Mittal Steel from 2002 to 2006. Before joining Mittal Steel South Africa, he was Vice President of purchasing at Mittal Steel Europe. Mr. Chugh joined Mittal Steel in 1995 and since then has successfully integrated the materials management functions at newly acquired plants in Hamburg, Duisburg, France, Romania and Algeria. Prior to that, he held several senior positions at the Steel Authority of India Limited in New Delhi, India. He holds degrees in science and law and has a Masters of Business Administration.

Christophe Cornier, Executive Vice President, Responsible for Flat Europe: Christophe Cornier has been responsible for Arcelor’s flat products activities in Europe and for its worldwide automotive sector since December 2005, when he was appointed a member of the Arcelor’s Management Committee. In June 2005, he was appointed head of Arcelor’s Client Value Team. At the creation of Arcelor in 2002, he was named Executive Vice-President of FCS Commercial Auto. Before that, he was CEO of Sollac Méditerranée. In 1998, he was appointed CEO of La Magona, after joining Sollac Packaging as Managing Director in 1993. In 1985 he joined Usinor, where he was Business Development Director and Chief Controller of Sollac. He began his career with the French Ministry of Industry, which he left as a Deputy Director. Mr. Cornier is a graduate of the Ecole Polytechnique and the Ecole des Mines in Paris.

Philippe Darmayan, Executive Vice President, Responsible for Arcelor Mittal Steel Solutions & Services (AM3S): Philippe Darmayan has been Executive Vice President in charge of Arcelor Steel Solutions and Services since January 2005. Before that, he was CEO of Ugine & Alz. A graduate of the French business school HEC, Mr. Darmayan joined Arcelor to lead the transformation of Ugine & Alz in 2002. Prior to that, he held various management positions in the aluminum businesses of Pechiney Group, which he joined in 1996, and was a plant director and managing director of Franco-Belge de Fabrication de Combustibles, a subsidiary of Framatome.

Bernard Fontana, Executive Vice President, Responsible for Automotive Worldwide: Bernard Fontana joined Arcelor in September 2004 as Flat Carbon Steel Program Office Executive manager and was appointed as Arcelor Flat Carbon Europe Executive Vice President/People and Development in July 2005. Prior to that, he worked at the Chemical Group SNPE for 18 years, including as SNPE’s North American Director and as Executive Vice President of SNPE. Mr. Fontana graduated from the Ecole Polytechnique and the Ecole Nationale Supérieure des Techniques Avancées in Paris.

Jean-Yves Gilet, Executive Vice President, Responsible for Stainless Steel Worldwide: Jean-Yves Gilet has been advisor to the CEO with responsibility for Arcelor’s stainless steel business worldwide since December 2005, in charge of preparing and implementing the strategic reorganization of this business. Prior to that, he was Senior Executive Vice President of Arcelor in charge of the stainless steel sector, a position he held since the creation of Arcelor in 2002. In 1999, he became a member of the Usinor executive committee. In 1998, he was named Chairman and CEO of Acesita in Brazil. He joined Usinor in 1990 and, between 1991 and 1998, held management positions at the Imphy, Ugine-Savoie and Sprint Métal stainless businesses. Prior to that, he was cabinet head for the Regional Development and Minister in France. Mr. Gilet, an engineering graduate of the Ecole Polytechnique (Corps des Mines), began his career in 1981 at the Industry Ministry, before joining DATAR, the regional development agency.

Roland Junck, Member of the Group Management Board: Roland Junck was previously a member of the Group Management Board of Arcelor with responsibility for the global Long Carbon Steel and Wire Drawing business and for China. He started his career with Arbed in 1980 in the rolling mills at Dudelange, before moving to Esch-Schifflange in 1985. In 1993, Mr. Junck was named General Manager of TrefilArbed Bissen, being appointed Managing Director in 1996. He was named Senior Vice President of Aceralia in 1998 and was a member of the Arbed Group Management Board from 1999 until 2002, when he was appointed Senior Executive Vice President of the newly created Arcelor, in charge of the Long Carbon Steel Sector. Mr. Junck graduated from the Federal Polytechnic in Zurich and earned a Masters of Business Administration from Sacred Heart University of Luxembourg.

Sudhir Maheshwari, Executive Vice President, Responsible for Finance and M&A: Sudhir Maheshwari was previously the Managing Director, Business Development and Treasury of Mittal Steel and has 20 years of experience in steel and related industries. He was the Chief Financial Officer of LNM Holdings from January 2002 until its merger with Ispat International in December 2004. He has played an integral role in all the recent acquisitions by Mittal Steel, including turnaround and integration activities, and in various corporate finance and capital market projects, including Mittal Steel’s initial public offering in 1997. He also held the positions of Chief Financial Officer at Mittal Steel Europe, Mittal Steel Germany and Mittal Steel Point Lisas, and was Director of Finance and Mergers & Acquisitions at Mittal Steel. Mr. Maheshwari has worked for Mittal Steel for 18 years. Mr. Maheshwari is an Honours Graduate in Accounting and Commerce from St. Xavier’s College, Calcutta, and a Fellow Member of The Institute of Chartered Accountants and The Institute of Company Secretaries in India.

Aditya Mittal, CFO, Member of the Group Management Board, Responsible for Flat Products Americas: Aditya Mittal has held the position of President and CFO of Mittal Steel since October 2004. He joined Mittal Steel in January 1997 and has held various finance and management roles within Mittal Steel. In addition to these responsibilities Aditya Mittal was appointed Head of Mergers and Acquisitions for Mittal Steel in 1999. In this role, he led Mittal Steel’s acquisition strategy, resulting in Mittal Steel’s expansion into Central Europe, Africa and, most recently, the United States. This led to Mittal Steel’s emergence as the world’s largest and most global steel producer, growing its steel-making capacities fourfold. These acquisitions included Kryvorizhstal in Ukraine, Polskie Huty Stali in Poland, Nova Hut in Czech Republic, Sidex in Romania, Annaba in Algeria, Iscor in South Africa, and International Steel Group in the United States. Aditya Mittal holds a Bachelor’s Degree of Science in Economics with concentrations in Strategic Management and Corporate Finance from the Wharton School of the University of Pennsylvania, from which he graduated magna cum laude. Aditya Mittal is the son of Lakshmi N. Mittal.

Malay Mukherjee, Member of the Group Management Board, Responsible for Stainless, Mining, Asia & Africa: Mr. Mukherjee has over 30 years of experience in a variety of technical and commercial functions in the steel industry, including iron ore mining, project implementation, materials management and steel plant operations. He joined the LNM Group in 1993 from the Steel Authority of India Limited, where his last position was as Executive Director (Works) at the Bhilai Steel Plant, the largest integrated steel plant in India, with a production capacity of approximately four million tonnes. Mr. Mukherjee has a Master’s degree in mining from the USSR State Commission in Moscow and a Bachelor of Science degree from the Indian Institute of Technology in Kharagpur, India. Mr. Mukherjee has completed an advanced management program conducted by the Commonwealth Secretariat in joint association with University of Ottawa, Canada and the Indian Institute of Management, Ahmedabad. Mr. Mukherjee joined Ispat Karmet in 1996 from Ispat Mexicana, where he was Managing Director. He joined Ispat Europe as President and CEO in June 1999. Formerly the President and Chief Operating Officer of Ispat International N.V., Mr. Mukherjee became Chief Operating Officer of Mittal Steel in October 2004. Mr. Mukherjee is a recipient of the MECON Award from the Indian Institute of Metals.

Carlo Panunzi, Executive Vice President, Responsible for Long Americas: Carlo Panunzi was previously Senior Executive Vice President of Arcelor Brasil, in charge of Long Products and Distribution. In 2002, Carlo Panunzi became the President of Belgo Mineira, a company he had joined in 1999 and where he was, among other positions, Managing Director of the Piracicaba plant in the state of São Paulo. Before that, he held several positions at Arbed, which he joined in 1973 as an engineer at the Differdange plant’s rolling line.

Michael Pfitzner, Executive Vice President, Responsible for Commercial Co-ordination: Michael Pfitzner joined Mittal Steel as Director of Marketing in February 2006. He has over 25 years of extensive industry experience in commercial functions with several steel companies, including Mannesmann, Saarstahl, Krupp Thyssen Stainless and Salzgitter. At Salzgitter, where he worked for nearly five years, Mr. Pfitzner was a member of the Executive Board responsible for Sales and Distribution. Mr. Pfitzner has a degree in economics from the University of Bonn, Germany.

Gerhard Renz, Executive Vice President, Responsible for Long Europe: Gerhard Renz has been the Chief Operating Officer of Mittal Steel Europe and has over 32 years of experience in the steel industry. Mr. Renz formerly worked as the Managing Director of Mittal Steel Hamburg. He is a Board Member of Verein Deutscher Eisenhüttenleute, Wirtschaftsvereinigung Stahl and the European Iron and Steel Institute. He holds a Bachelor’s degree in Engineering.

Michael G. Rippey, Executive Vice President, CEO USA: Michael Rippey was elected in August 2006 as President and Chief Executive Officer of Mittal Steel USA. Previously, he had been Mittal Steel USA’s Executive Vice-President, Sales & Marketing since April 2005, with direct responsibility for all sales and marketing of light flat-rolled and plate products. Mr. Rippey had been Executive Vice-President, Commercial and Chief Financial Officer at Ispat Inland since January 2004 and an officer of Mittal Steel USA since June 1998. He has a Bachelor’s degree in marketing from Indiana University, Bloomington, a Master’s degree in banking and finance from Loyola University, Chicago and a Master of Business Administration from the University of Chicago.

Lou Schorsch, Executive Vice President, CEO Flat Americas: Lou Schorsch was elected in August 2006 as President and Chief Executive Officer of Flat Americas. Previously, he had been Chief Executive Officer of Mittal Steel USA since the merger between Mittal Steel and ISG in October 2004. Prior to that, Dr. Schorsch was the President and Chief Executive Officer of Ispat Inland, where he was responsible for significant improvements in its operational performance. Dr. Schorsch has over 25 years of experience in consulting and managerial roles primarily relating to the steel industry. Prior to joining Ispat Inland in October 2003, he held various senior positions in the consulting and e-commerce sectors. Most recently he was President and Chief Executive Officer of GSX.Com and a Principal at McKinsey & Company where he worked from 1985 until 2000. While at McKinsey, he was a co-leader of its metals practice. Dr. Schorsch has published numerous articles in such publications as Business Week and Challenge and has co-authored a book on steel entitled Upheaval in a Basic Industry.

Bill Scotting, Executive Vice President, Responsible for Performance Enhancement: Bill Scotting joined Mittal Steel in September 2002 to lead its performance enhancement activities. Formerly an Associate Principal at McKinsey & Company, Mr. Scotting has 20 years of experience in the steel industry in technical, operations management and consulting roles. He has also held positions at BHP Steel, Pioneer Concrete United Kingdom, Mascott Partnership and CRU International. Mr. Scotting holds a Bachelor of Science degree in metallurgy from the University of Newcastle in Australia, where he was awarded the Australasian Institute of Metallurgy Prize for Metallurgy, and a Masters of Business Administration (with distinction) from Warwick Business School in the United Kingdom.

Gonzalo Urquijo, Member of the Group Management Board, Responsible for Long Products and Distribution: Gonzalo Urquijo, previously Senior Executive Vice President and Chief Financial Officer of Arcelor, was responsible for the following functions: Finance, Purchasing, IT, Legal Affairs, Investor Relations, Arcelor Steel Solutions & Services and other activities. Mr. Urquijo also held several other positions within Arcelor and in this sector, including Deputy Senior Executive Vice President and head of the functional directorates of distribution. Until the creation of Arcelor in 2002, when he became Executive Vice President of the Operational Unit South of the Flat Carbon Steel sector, Mr. Urquijo was CFO of Aceralia. Between 1984 and 1992, he held a variety of positions at Citibank and Crédit Agricole before joining Aristrain in 1992 as Chief Financial Officer, later becoming Co-Chief Executive Officer. Mr. Urquijo has degrees in economics and political science from Yale University and holds a Masters of Business Administration from the Instituto de Empresa in Madrid.

André van den Bossche, Executive Vice President, Responsible for Marketing: André van den Bossche has been Arcelor’s Executive Vice President Commercial Worldwide Optimisation since 2005. Prior to that, he was Managing Director of Arcelor’s Flat Carbon Steel commercial organization from 2002 to 2005, Managing Director at the Aceralia Sidstahl Ibérica and Sidstahl sales organizations from 1995 to 2001, and sales director at TradeArbed Luxembourg from 1986 to 1995. At Sidmar (Ghent), which he joined in 1970, he was Vice President of the Commercial and Customer Relations Department, General Manager of the cold rolling mill and production and management engineer at the cold rolling mill. Mr. van den Bossche is a civil engineer and graduated from the Universities of Louvain and Ghent.

Inder Walia, Executive Vice President, Responsible for Human Resources: Inder Walia joined Mittal Steel in 2000 and since then has been responsible for the development and implementation of human resources strategies. Mr. Walia has also held various positions in human resources at Modi Corp and HCL Hewlett Packard. He has 24 years of experience in human resources positions. He has a post-graduate degree in Human Resources from Tata Institute of Social Sciences, Mumbai, India. He is also an active member of various human resource committees.

Michel Wurth, Member of the Group Management Board, Responsible for Flat Products Europe: Michel Wurth was previously Vice President of the Group Management Board and Deputy Chief Executive Officer of Arcelor, and was responsible for Flat Carbon Steel Europe &

Auto, Flat Carbon Steel Brazil, Coordination Brazil, Coordination Heavy Plate, R&D and NSC Alliance. The merger of Aceralia, Arbed and Usinor which led to the creation of Arcelor in 2002 saw Mr. Wurth appointed as Senior Executive Vice President and Chief Financial Officer of Arcelor, with responsibility over Finance and Management by Objectives. Mr. Wurth joined Arbed in 1979 and held a variety of positions, including Secretary of the Board of Directors, head of the Arbed subsidiary Novar and Corporate Secretary, before joining the Arbed Group Management Board and becoming Chief Financial Officer in 1996. He was named Executive Vice President of Arbed in 1998. Mr. Wurth holds a law degree from the University of Grenoble, a political science degree from the Institut d’Etudes Politiques de Grenoble and a Master of Economics degree from the London School of Economics.

B. Compensation

The total annual compensation of the members of Mittal Steel’s Board of Directors for 2005 and 2006 was as follows:

(Amounts in $ thousands except option information)	Year ended December 31,
	2005	2006
Base salary and/or directors fees	$4,369	$3,760
Short-term performance-related bonus	—	3,288
Long-term incentives (number of options)	235,000	175,000

The annual compensation of the members of Mittal Steel’s Board of Directors was as follows:

(Amounts in $ thousands except option information)	2005	2006	2005 Short-term Performance Related	2006 Short-term Performance Related	2005 Long-term Number of Options	2006 Long-term Number of Options
Lakshmi N. Mittal	$2,194	$2,005	—	1,677	100,000	100,000
Aditya Mittal (1)	1,245	942	—	1,611	75,000	75,000
Vanisha Mittal Bhatia	18	23	—	—	—	—
Malay Mukherjee(2)	311	—	—	—	60,000	—
Narayanan Vaghul	109	139	—	—	—	—
Ambassador Andrés Rozental (3)	134	142	—	—	—	—
Fernando Ruiz Sahagun (4)	22	—	—	—	—	—
Muni Krishna T. Reddy (5)	110	119	—	—	—	—
René Lopez (6)	74	82	—	—	—	—
Wilbur L. Ross, Jr.(7)	73	105	—	—	—	—
Lewis B. Kaden (8)	79	123	—	—	—	—
François H. Pinault (9)	—	80	—	—	—	—
Joseph Kinsch (10)	—	—	—	—	—	—
José Ramón Álvarez-Rendueles Medina(11)	—	—	—	—	—	—
Sergio Silva de Freitas (12)	—	—	—	—	—	—
Georges Schmit (13)	—	—	—	—	—	—
Edmond Pachura (14)	—	—	—	—	—	—
Michel Angel Marti (15)	—	—	—	—	—	—
Manuel Fernández López (16)	—	—	—	—	—	—
Jean-Pierre Hansen (17)	—	—	—	—	—	—
John Castegnaro (18)	—	—	—	—	—	—
Antoine Spillmann (19)	—	—	—	—	—	—
HRH Prince Guillaume de Luxembourg (20)	—	—	—	—	—	—
Romain Zaleski (21)	—	—	—	—	—	—

Total	4,369	3,760	—	3,288	235,000	175,000

(1)	Mr. A. Mittal resigned from Mittal Steel’s Board of Directors on October 30, 2006, but continued in his role as Chief Financial Officer of Mittal Steel. His compensation is included only for the period from January 2006 to October 2006.
(2)	Mr. Mukherjee resigned from Mittal Steel’s Board of Directors on April 12, 2005, but continued in his role as Chief Operating Officer of Mittal Steel. His compensation is included only for the period from January 2005 to March 2005.
(3)	Mr. Rozental resigned from Mittal Steel’s Board of Directors on October 30, 2006.
(4)	Mr. Ruiz resigned from Mittal Steel’s Board of Directors on April 12, 2005.
(5)	Mr. Reddy resigned from Mittal Steel’s Board of Directors on October 30, 2006.
(6)	Mr. Lopez resigned from Mittal Steel’s Board of Directors on October 30, 2006.
(7)	Mr. Ross was elected to Mittal Steel’s Board of Directors on April 12, 2005.
(8)	Mr. Kaden was elected to Mittal Steel’s Board of Directors on April 12, 2005.
(9)	Mr. Pinault was elected to Mittal Steel’s Board of Directors on June 30, 2006.
(10)	Mr. Kinsch was elected to Mittal Steel’s Board of Directors on October 30, 2006. Mr. Kinsch has been paid as Chairman of Arcelor’s Board of Directors in 2006.
(11)	Mr. Álvarez-Rendueles Medina was elected to Mittal Steel’s Board of Directors on October 30, 2006. Mr. Álvarez-Rendueles Medina has been paid as Vice-Chairman of Arcelor’s Board of Directors in 2006.

(12)	Mr. Silva de Freitas was elected to Mittal Steel’s Board of Directors on October 30, 2006. Mr. Silva de Freitas has been paid as an Arcelor Board Member in 2006.
(13)	Mr. Schmit was elected to Mittal Steel’s Board of Directors on October 30, 2006. Mr. Schmit has been paid as an Arcelor Board Member in 2006.
(14)	Mr. Pachura was elected to Mittal Steel’s Board of Directors on October 30, 2006. Mr. Pachura has been paid as an Arcelor Board Member in 2006.
(15)	Mr. Marti was elected to Mittal Steel’s Board of Directors on October 30, 2006. Mr. Marti has been paid as an Arcelor Board Member in 2006.
(16)	Mr. Fernández López was elected to Mittal Steel’s Board of Directors on October 30, 2006. Mr. Fernández López has been paid as an Arcelor Board Member in 2006.
(17)	Mr. Hansen was elected to Mittal Steel’s Board of Directors on October 30, 2006. Mr. Hansen has been paid as an Arcelor Board Member in 2006.
(18)	Mr. Castegnaro was elected to Mittal Steel’s Board of Directors on October 30, 2006. Mr. Castegnaro has been paid as an Arcelor Board Member in 2006.
(19)	Mr. Spillmann was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(20)	HRH Prince Guillaume de Luxembourg was elected to Mittal Steel’s Board of Directors on October 30, 2006. HRH Prince Guillaume de Luxembourg has been paid as an Arcelor Board Member in 2006.
(21)	Mr. Zaleski was elected to Mittal Steel’s Board of Directors on October 30, 2006.

The compensation for the members of the Board of Directors for the year 2006 who were nominated from Arcelor will be paid after its approval by shareholders in the annual general meeting of Arcelor which will be held on April 27, 2007.

As of December 31, 2005 and 2006, Mittal Steel did not have outstanding any loans or advances to members of its Board of Directors, and, as of December 31, 2006, Mittal Steel had not given any guarantees for the benefit of any member of its Board of Directors.

The following table provides a summary of the options outstanding and the exercise of the options granted to Mittal Steel’s Board of Directors (in 2001, 2003 and 2004, no options were granted to members of Mittal Steel’s Board of Directors):

	Granted in 1999	Granted in 2000	Granted in 2002	Granted in 2005	Granted in 2006	Total	Weighted Average Exercise Price
Lakshmi N. Mittal	80,000	80,000	80,000	100,000	100,000	440,000	$18.35
Aditya Mittal(1)	7,500	7,500	25,000	75,000	75,000	190,000	$25.78
Vanisha Mittal Bhatia	—	—	—	—	—	—	—
Malay Mukherjee(2)	40,000	40,000	50,000	60,000	—	190,000	$13.99
Narayanan Vaghul(3)	—	—	—	—	—	—	—
Ambassador Andrés Rozental(4)(5)	—	—	—	—	—	—	—
Fernando Ruiz Sahagun(6)(7)	—	—	3,333	—	—	3,333	$2.26
Muni Krishna T. Reddy(8)	—	—	—	—	—	—	—
René Lopez(9)	—	—	—	—	—	—	—
Wilbur L. Ross(10)	—	—	—	—	—	—	—
Lewis B. Kaden(11)	—	—	—	—	—	—	—
François H. Pinault(12)	—	—	—	—	—	—	—
Joseph Kinsch(13)	—	—	—	—	—	—	—
José Ramón Álvarez-Rendueles Medina(14)	—	—	—	—	—	—	—
Sergio Silva de Freitas(15)	—	—	—	—	—	—	—
Georges Schmit(16)	—	—	—	—	—	—	—
Edmond Pachura(17)	—	—	—	—	—	—	—
Michel Angel Marti(18)	—	—	—	—	—	—	—
Manuel Fernández López(19)	—	—	—	—	—	—	—
Jean-Pierre Hansen(20)	—	—	—	—	—	—	—
John Castegnaro(21)	—	—	—	—	—	—	—
Antoine Spillmann(22)	—	—	—	—	—	—	—
HRH Prince Guillaume de Luxembourg(23)	—	—	—	—	—	—	—
Romain Zaleski (24)	—	—	—	—	—	—	—
Total	127,500	127,500	158,333	235,000	175,000	823,333	$18.99
Exercise price	$11.94	$8.57	$2.26	$28.75	$33.755	—	—
Term (in years)	10	10	10	10	10	—	—
Expiration date	September 14, 2009	June 1, 2010	April 5, 2012	August 23, 2015	September 1, 2016	—	—

(1)	Mr. A. Mittal resigned from Mittal Steel’s Board of Directors on October 30, 2006, but continued in his role as Chief Financial Officer of Mittal Steel.

(2)	Mr. Mukherjee resigned from Mittal Steel’s Board of Directors on April 12, 2005, but continued in his role as Chief Operating Officer of Mittal Steel.
(3)	Mr. Vaghul exercised all his vested options in 2005.
(4)	Mr. Rozental resigned from Mittal Steel’s Board of Directors on October 30, 2006.
(5)	Mr. Rozental exercised the majority of his vested options in 2005, except for 3,333 options granted in 2002 which were exercised in 2006.
(6)	Mr. Ruiz resigned from Mittal Steel’s Board of Directors on April 12, 2005.
(7)	Mr. Ruiz exercised the majority of his vested options in 2005, except for 3,333 options granted in 2002.
(8)	Mr. Reddy resigned from Mittal Steel’s Board of Directors on October 30, 2006.
(9)	Mr. Lopez resigned from Mittal Steel’s Board of Directors on October 30, 2006.
(10)	Mr. Ross was elected to Mittal Steel’s Board of Directors on April 12, 2005.
(11)	Mr. Kaden was elected to Mittal Steel’s Board of Directors on April 12, 2005.
(12)	Mr. Pinault was elected to Mittal Steel’s Board of Directors on June 30, 2006.
(13)	Mr. Kinsch was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(14)	Mr. Álvarez-Rendueles Medina was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(15)	Mr. Silva de Freitas was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(16)	Mr. Schmit was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(17)	Mr. Pachura was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(18)	Mr. Marti was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(19)	Mr. Fernández López was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(20)	Mr. Hansen was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(21)	Mr. Castegnaro was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(22)	Mr. Spillmann was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(23)	HRH Prince Guillaume de Luxembourg was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(24)	Mr. Zaleski was elected to Mittal Steel’s Board of Directors on October 30, 2006.

The total annual compensation of Mittal Steel’s senior management for 2006 was $16 million in base salary and $21 million in short-term performance related bonuses. As of December 31, 2006, approximately $2.0 million was accrued by Mittal Steel to provide pension benefits to its senior management. During 2006, no loans or advances to Mittal Steel’s senior management were outstanding. As of December 31, 2005, $0.2 million of such loans was outstanding, which was also the maximum amount outstanding during 2005.

Options were granted to senior management for 2005 and 2006 in accordance with the Mittal Steel Global Stock Option Plan described below.

Stock Option Plan

In 1999, Mittal Steel established the Mittal Steel Global Stock Option Plan (“MittalShares”), which is described more fully in Note 16 of the Mittal Steel Consolidated Financial Statements. Under the terms of MittalShares, Mittal Steel may grant options to purchase common stock to senior management of Mittal Steel and its affiliates for up to 20,000,000 shares of common stock (increased from 6,000,000 shares to 10,000,000 shares of common stock after shareholder approval in 2003 and increased from 10,000,000 shares to 20,000,000 shares of common stock after shareholder approval in 2006). The exercise price of each option equals not less than the fair market value of Mittal Steel stock on the date of grant, with a maximum term of 10 years. Options are granted at the discretion of the Mittal Steel’s Appointments, Remuneration and Corporate Governance Committee or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

On August 23, 2005, Mittal Steel granted 3,908,773 options to a group of key employees at an exercise price of $28.75. Of this option grant, 520,566 options (including 100,000 options granted to the Significant shareholder) were allocated to senior management. The options expire on August 23, 2015.

On September 1, 2006, Mittal Steel granted 3,999,223 options to a group of key employees at an exercise price of $33.755. Of this option grant, 550,300 options (including 100,000 options granted to the Significant shareholder) were allocated to senior management. The options expire on September 1, 2016.

Pursuant to the transitional provisions of IFRS 2, “Share-Based Payments”, only options granted after November 7, 2002 were recognized as an expense at their fair value. Mittal Steel determines the fair value of the options at the date of grant using the Black-Scholes model. The fair values for options and other share-based compensation is recorded as an expense in the consolidated income statement over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting.

The fair value of each option grant of Mittal Steel class A common shares is estimated on the date of grant using the Black-Scholes Model with the following weighted-average assumptions used:

	Year of grant
	2005	2006
Exercise price	28.75	33.76
Dividend yield	1.44%	1.45%
Expected annualized volatility	52%	60%
Discount rate - Bond equivalent yield	4.50%	4.63%
Weighted average share price	28.75	33.76
Expected life in years	6	6
Fair value of options (per share)	13	30

The status of MittalShares as of December 31, 2006 is summarized below:

	Number of Options	Range of Exercise Prices ($)	Weighted Average Exercise Price ($ per option)
Outstanding, December 31, 2003	3,339,334	2.26 – 11.94	7.32
Exercised	(1,384,118)	2.26 – 11.94	7.76
Forfeitures	(244,000)	2.26 – 11.94	9.07

Outstanding, December 31, 2004	1,711,216	2.26 – 11.94	6.72
Granted	3,908,773	28.75	28.75
Exercised	(351,850)	2.26 – 11,94	5.87
Forfeitures	(210,833)	2.26 – 28.75	27.87

Outstanding, December 31, 2005	5,057,306	2.26 – 28.75	22.92
Granted	3,999,223	33.76	33.76
Exercised	(523,304)	2.26 – 28.75	17.83
Cancelled	(4,000)	33.76	33.76
(Forfeitures)	(78,257)	33.76	33.76

Outstanding, December 31, 2006	8,450,968	2.26 – 33.76	28.27

Exercisable, December 31, 2006	2,062,787	2.26 – 28.75	17.27
Exercisable, December 31, 2005	1,352,366	2.26 – 28.75	6.96
Exercisable, December 31, 2004	1,321,721	2.26 – 11.94	8.03

The following table summarizes information about outstanding stock options as of December 31, 2006:

Options Outstanding

Exercise Prices $	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)
11.94	315,599	2.71	315,599
8.57	330,100	3.42	330,100
2.26	442,118	5.27	442,118
28.75	3,442,185	8.65	974,970
33.76	3,920,966	9.67	—

2.26 – 33.76	8,450,968	8.66	2,062,787

In addition, Arcelor has stock option plans with 1,485,393 options outstanding as of December 31, 2006 with an exercise price ranging from €9.67 to €34.43 per option. Mittal Steel recorded compensation expense of $4 million with respect to these stock option plans during 2006.

As of December 31, 2006, the stock options granted under MittalShares are exercisable as follows:

Year	Options	Average Exercise Price ($)(1)
2007	2,062,787	17.27
2008	4,692,660	26.01
2009	7,180,807	27,86
2010	8,235,098	29,32
2011	7,971,773	30.00

(1)	Based on exercise prices of $11.94, $8.57, $2.26, $28.75 and $33.76 for 1999, 2000, 2002, 2005 and 2006, respectively.

C. Board Practices

The following summarizes aspects of Mittal Steel’s Board Practices and corporate governance practices more generally.

Mittal Steel / Arcelor Memorandum of Understanding

Mittal Steel, the Significant shareholder and Arcelor entered into a Memorandum of Understanding on June 25, 2006 (the “Memorandum of Understanding” or “MOU”), on the basis of which Arcelor’s Board of Directors recommended Mittal Steel’s offer for Arcelor and pursuant to which, among other things, the parties agreed on certain corporate governance matters relating to the combined group. In particular, the Memorandum of Understanding includes certain special governance mechanisms designed to promote the integration of Mittal Steel and Arcelor during an initial three-year transitional period beginning as from August 1, 2006, which period is referred to herein as the Initial Term. Mittal Steel and Arcelor agreed to change and unify their respective corporate governance structures and rules until Mittal Steel is merged into Arcelor in accordance with the MOU, following which the surviving entity, which will be the parent company of the group, will be renamed. It is currently expected that the surviving entity should be renamed “ArcelorMittal”, and this name is used in the summary herein. Since the implementation of the Memorandum of Understanding, Mittal Steel has been governed by a Board of Directors and a Group Management

Board. For a full description of the current composition of the Board of Directors and the Group Management Board, see “Item 6A—Directors, Senior Management and Employees—Directors and Senior Management”. Until Mittal Steel is merged into Arcelor, the composition and operation of each of Mittal Steel’s and Arcelor’s Board of Directors, Group Management Board and Management Committee will be identical. The Memorandum of Understanding is Exhibit 10.1 to this annual report and certain other relevant provisions of it are summarized in “Item 10.C—Additional Information—Material Contracts”.

Board of Directors, Group Management Board and Management Committee of Mittal Steel

The Memorandum of Understanding provides that each of Mittal Steel, Arcelor and ArcelorMittal will be governed by a “Board of Directors” and a “Management Board”, subsequently renamed “Group Management Board”.

The Memorandum of Understanding further provides that during the Initial Term, the Board of Directors of each of Arcelor, Mittal Steel and ArcelorMittal will have the following characteristics:

•	Each initial Board of Directors would be composed of 18 non-executive members, the majority of whom would be independent.

•	Six members would be nominated by Mittal Steel, three of whom would be independent.

•	Six members would be from the (then-existing) Arcelor Board of Directors.

•	Three members would be from the (then-existing) Arcelor Board of Directors representing then-existing Arcelor major shareholders.

•	An additional three members would be employee representatives.

In addition, during the Initial Term, the Board of Directors will appoint one director as Chairman and one director as President of the Board of Directors.

Mr. Joseph J. Kinsch is currently the Chairman of the Board of Directors of Arcelor, while Mr. Lakshmi N. Mittal is currently the President of the Board of Directors and CEO of Arcelor. Following the merger of Mittal Steel into Arcelor, Mr. Kinsch shall be the Chairman of the Board of Directors of ArcelorMittal and Mr. Mittal shall be the President of the Board of Directors and CEO of ArcelorMittal.

In addition, the Memorandum of Understanding provides that upon the retirement of Mr. Joseph Kinsch, Mr. Lakshmi N. Mittal would become the Chairman of ArcelorMittal and Mr. Joseph Kinsch would propose the successor President, who shall be an independent director or a former employee of Arcelor. The proposed successor President will serve as President for so long as he or she is a director and the Significant shareholder has agreed to vote for his or her renewal as a director, except in case of gross negligence or willful misconduct in the exercise of his or her functions as director or in the event that the Appointments, Remuneration and Corporate Governance Committee vetoes his or her nomination. Moreover, upon retirement, death or incapacity of Mr. Lakshmi N. Mittal, he shall be replaced by any other representative designated by the Significant shareholder from time to time.

With respect to the Group Management Board, the MOU provides that it would include the four then-current members of Arcelor’s management board, with the then-current CEO of Arcelor, Mr. Guy Dollé, becoming the Chief Executive Officer of Arcelor, Mittal and ArcelorMittal, and three members to be nominated by the then-current Mittal Steel Board of Directors, that is, seven total members. The parties agreed that if the then-current CEO of Arcelor withdrew or resigned, the new CEO would be appointed by the relevant Board of Directors further to a proposal made by Mr. Joseph Kinsch and approved by Mr. Lakshmi N. Mittal.

During 2006, Mittal Steel established a Board of Directors and a Group Management Board in accordance with the Memorandum of Understanding, with the following two modifications. First,

following the execution of the Memorandum of Understanding, Mr. Guy Dollé decided not to serve as Chief Executive Officer of both Mittal Steel and Arcelor. Instead, Mr. Roland Junck, a member of the Mittal Steel Group Management Board, assumed that position. As a consequence, the Group Management Board has six rather than the initially intended seven members. Second, on November 5, 2006, Mr. Roland Junck resigned as Chief Executive Officer of Mittal Steel in the interest of Mittal Steel and its stakeholders. Mr. Junck has since remained a member of the Group Management Board. On the same date, Mr. Lakshmi N. Mittal was appointed a member of the Group Management Board and Chief Executive Officer of Mittal Steel and Mr. Mittal resigned as a member of the Appointments, Remuneration and Corporate Governance Committee. As a consequence, the Board of Directors has one “executive” director, instead of being composed exclusively of “non-executive” directors. Mr. Mittal has remained as Chairman of the Board of Directors. Effective the same date, Mr. Sergio Silva de Freitas was appointed by the Board of Directors as Mr. Mittal’s successor on the Appointments, Remuneration and Corporate Governance Committee. The proposal to appoint Mr. Mittal as Chief Executive Officer of Mittal Steel and Arcelor was unanimously approved by the Boards of Directors of Mittal Steel and Arcelor. The general meeting of shareholders of Mittal Steel will be asked to ratify this appointment at the first general meeting of shareholders to be held in 2007.

The Board of Directors is in charge of the overall management of Mittal Steel. The Board of Directors is currently comprised of 17 “non-executive” directors and one “executive” director. The Chairman and Chief Executive Officer of Mittal Steel, Mr. Lakshmi N. Mittal, is the sole “executive” director.

The Memorandum of Understanding provides that the directors will be elected and removed by the general meeting of shareholders, by a simple majority of votes cast. Except as specifically described below, no shareholder will have special rights to nominate, elect or remove directors. All directors will be elected by the general meeting of shareholders for three-year terms. Following the Initial Term, and subject to the provisions of ArcelorMittal’s Articles of Association, the Significant shareholder will be entitled to representation on ArcelorMittal’s Board of Directors in proportion to its shareholding.

The Group Management Board is entrusted with the day-to-day management of Mittal Steel. Mr. Lakshmi N. Mittal, the Chief Executive Officer, is the Chairman of the Group Management Board. The members of the Group Management Board are appointed and dismissed by the Board of Directors. As the Group Management Board is not a corporate body created by Dutch law or Mittal Steel’s Articles of Association, the Group Management Board exercises only the authority granted to it by the Board of Directors. Any references in Mittal Steel’s Articles of Association to the “managing board” are references to its Board of Directors.

In establishing Mittal Steel’s strategic direction and corporate policies, Mr. Lakshmi N. Mittal is supported by members of our senior management, who have substantial professional and worldwide steel industry experience. Some of the members of our senior management team are also members of the Group Management Board.

The Group Management Board is assisted by a Management Committee comprised of the members of the Group Management Board and 20 other senior executives. The Management Committee discusses and prepares group decisions on matters of group-wide importance, integrates the geographical dimension of the group, ensures in-depth discussions with Mittal Steel’s operational and resources leaders and shares information about the situation of the group and its markets.

Operation of the Board of Directors

The required quorum for meetings of the Board of Directors is a majority of the directors, including at least the Chairman, the President and a majority of the independent directors being present or represented.

Each director has one vote and no director has a casting vote. Decisions of the Board of Directors are made by a majority of the directors present and represented at a quorate meeting, except as otherwise required by Dutch law.

During the Initial Term, the agenda of each meeting of the Board of Directors will be jointly agreed by the Chairman and the President of the Board of Directors and will include any matters proposed to be included on the agenda jointly by the Chairman and the President. In the event of a disagreement, the Chairman and the President will work together to try to resolve any such disagreement. After the expiration of the Initial Term, the Chairman and the President will use their reasonable best efforts to agree on the agenda.

Director Independence

Thirteen of the 18 members of the Board of Directors are independent. A director is considered to be “independent” if (a) he or she is independent within the meaning of the Listed Company Manual of the New York Stock Exchange, Inc., which is referred to as the Listed Company Manual, as it may be amended from time to time, or any successor provision, subject to the exemptions available for foreign private issuers with respect to the director independence requirements under the Listed Company Manual, and (b) he or she is unaffiliated with any shareholder owning or controlling more than two percent of the total issued share capital of Mittal Steel. For these purposes, a person is deemed affiliated to a shareholder if he or she is an executive officer, a director who also is an employee, a general partner, or a managing member of such shareholder.

Separate Meeting of Non-Executive Directors

The non-executive members of the Board of Directors may schedule meetings without the presence of management. There is no minimum number of meetings that the non-executive directors must hold per year. During 2006, the non-executive directors of Mittal Steel held three meetings separate from the executive director(s). The presiding independent director at each of these meetings was chosen at the meeting.

Communications with the Board of Directors

Pursuant to a process adopted by the Board of Directors, a shareholder or any other person may send communications directly to the Board of Directors through Mittal Steel’s website at http://www.mittalsteel.com/dynamic/dynamicdefault.asp?id=questionable.

Significant Shareholder Right of Opposition and Right of Board Representation

The Memorandum of Understanding provides that during the Initial Term, with respect to Board of Directors’ decisions that require shareholders approval, the Significant shareholder will vote in accordance with the position expressed by the Board of Directors, unless the Significant shareholder opposes any such position, in which case the Significant shareholder can vote as it wishes, subject to the following requirements. During the Initial Term, if Mr. Lakshmi N. Mittal opposes any decision of the Board of Directors on a matter that does not require shareholders approval and that was not proposed by him, Mr. Lakshmi N. Mittal will have the right to request that such action first be approved by a shareholders’ meeting, and the Significant shareholder will have the right to vote at such meeting as it sees fit. The Board of Directors will not approve any action that has been rejected by such shareholders’ meeting.

The Memorandum of Understanding further provides that during the Initial Term, and subject to the Significant shareholder owning or controlling at least 15% of the outstanding share capital of Mittal Steel or ArcelorMittal, the Significant shareholder is entitled to elect to Mittal Steel’s or ArcelorMittal’s Board of Directors, as the case may be, up to (and not more than) six directors, including three directors who are affiliated (directly or indirectly) with the Significant shareholder and three independent directors. Following the Initial Term, and subject to the provisions of Mittal Steel’s or ArcelorMittal’s Articles of Association, as the case may be, the Significant shareholder will be entitled to representation on Mittal Steel’s or ArcelorMittal’s Board of Directors, as the case may be, in proportion to its shareholding.

Board of Directors Committees

Following the implementation of the Memorandum of Understanding, the Board of Directors has two committees: an Audit Committee and an Appointments, Remuneration and Corporate Governance Committee.

Audit Committee. The Audit Committee is composed of four independent directors, with independence defined as set out above and also in Rule 10A-3 under the Exchange Act. The members are appointed by the Board of Directors. The Audit Committee makes decisions by a simple majority with no member having a casting vote.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing:

•	the financial reports and other financial information provided by Mittal Steel to any governmental body or the public;

•	Mittal Steel’s system of internal control regarding finance, accounting, legal compliance and ethics that the Board of Directors and members of management have established; and

•	Mittal Steel’s auditing, accounting and financial reporting processes generally.

The Audit Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor Mittal Steel’s financial reporting process and internal controls system;

•	review and appraise the audit efforts of Mittal Steel’s independent accountants and internal auditing department;

•	provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department and the Board of Directors;

•	approve the appointment and fees of the independent auditors; and

•	monitor the independence of the external auditors.

The current members of the Audit Committee are: Messrs. Narayanan Vaghul, José Rámon Álvarez-Rendueles, Wilbur L. Ross and Edmond Pachura, all of whom are independent under Mittal Steel’s Corporate Governance guidelines, the NYSE standards and the Dutch Corporate Governance Code. The Chairman of the Audit Committee is Mr. Vaghul, who has significant experience and financial expertise. Mr. Vaghul is the Chairman of ICICI Bank Ltd., a company that is listed on the NYSE and the Mumbai Stock Exchange. Mr. Álvarez-Rendueles, a former Governor of the Bank of España and former President of the Bank Zaragozano, also has significant experience and financial expertise. Both Mr. Ross and Mr. Pachura have considerable experience in managing companies’ affairs.

The charter of the Audit Committee is available on Mittal Steel’s website at http://www.mittalsteel.com/Investor+Relations/Corporate+Governance.

The Audit Committee is required to meet at least four times a year. During 2006, the Audit Committee met nine times, five of which were physical meetings and four of which were meetings held by teleconference.

Appointments, Remuneration and Corporate Governance Committee. Until October 30, 2006, the Board of Directors had a Nomination Committee and a Remuneration Committee. As of October 30, 2006, these two committees have been replaced by the Appointments, Remuneration and Corporate Governance Committee.

The Appointments, Remuneration and Corporate Governance Committee is comprised of four directors, all of whom are independent, as were all directors in the two predecessor committees. The members are appointed by the Board of Directors. The Appointments, Remuneration and Corporate Governance Committee makes decisions by a simple majority with no member having a casting vote.

The Board of Directors has established the Appointments, Remuneration and Corporate Governance Committee to:

•

determine, on its behalf and on behalf of the shareholders within agreed terms of reference, Mittal Steel’s framework of remuneration and compensation, including stock options for the Chief Executive Officer and the Chief Financial Officer of Mittal Steel, the members of the Group Management Board and the members of the Management Committee;

•	consider any appointment or reappointment to the Board of Directors at the request of the Board of Directors;

•	provide advice and recommendations to the Board of Directors on such appointment; and

•	develop, monitor and review corporate governance principles applicable to Mittal Steel.

The Appointments, Remuneration and Corporate Governance Committee’s principal responsibility in compensating executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value.

The Appointments, Remuneration and Corporate Governance Committee will, at the request of the Board of Directors, consider any appointment or reappointment to the Board of Directors. It will provide advice and recommendations to the Board of Directors on such appointment. The Appointments, Remuneration and Corporate Governance Committee is also responsible for developing, monitoring and reviewing Corporate Governance principles applicable to Mittal Steel.

The current members of the Appointments, Remuneration and Corporate Governance Committee are: Messrs. Joseph Kinsch, Sergio Silva de Freitas, Lewis Kaden and Jean-Pierre Hansen, all of whom are independent under Mittal Steel’s Corporate Governance guidelines, the NYSE standards and the Dutch Corporate Governance Code. The Chairman of the Appointments, Remuneration and Corporate Governance Committee is Mr. Kaden.

The charter of the Appointments, Remuneration and Corporate Governance Committee is available at http:/ /www.mittalsteel.com/Investor+Relations/Corporate+Governance.

The Appointments, Remuneration and Corporate Governance Committee is required to meet at least twice a year. Its two predecessors, the Mittal Steel Nomination Committee and the Mittal Steel Remuneration Committee, were also required to meet twice a year. During 2006, each of these three committees met three times.

Governance Following the Initial Term

The Memorandum of Understanding provides that upon expiration of the Initial Term, the parties to the MOU will review ArcelorMittal’s corporate governance rules described above in order to reflect the best standards of corporate governance for comparable companies and, in particular, have them conform with the corporate governance aspects of the NYSE listing standards applied to non-U.S. companies and the applicable Luxembourg corporate governance code or similar document. The Chairman and the President shall consult in the year prior to the end of the Initial Term with a view to determining the identity of the directors that could be recommended to the Appointments, Remuneration and Corporate Governance Committee.

Dutch and U.S. Corporate Governance

In June 2001, Mittal Steel adopted corporate governance guidelines in line with best practices on corporate governance. Mittal Steel has since continued to monitor diligently new, proposed and final U.S. and Dutch corporate regulatory requirements, and it will make adjustments to its corporate governance controls and procedures to stay in compliance with these requirements on a timely basis. Mittal Steel is committed to meeting the corporate governance requirements under applicable current and proposed SEC and NYSE listing standards and the laws of The Netherlands.

The Dutch Corporate Governance Code was published on December 9, 2003. During the Mittal Steel annual general meeting of shareholders held on May 5, 2004, the implications of the Dutch Corporate Governance Code were discussed with its shareholders, and certain proposed changes to Mittal Steel’s Articles of Association to bring them in line with the requirements of the Dutch Corporate Governance Code were approved by the shareholders. Finally, Mittal Steel’s general meeting of shareholders, in which the Significant shareholder at the time could determine the outcome of votes, also approved one deviation from the Dutch Corporate Governance Code, i.e., the separation of the posts of Chairman and Chief Executive Officer, as it approved that Mr. Lakshmi N. Mittal could remain Mittal Steel’s Chairman and Chief Executive Officer. Because this deviation was approved by the general meeting of shareholders, Mittal Steel is in compliance with the Dutch Corporate Governance Code and the relevant provisions of Book 2 of the Dutch Civil Code.

At the Mittal Steel annual general meeting of shareholders held on May 26, 2005, the shareholders approved an amendment to Mittal Steel’s Articles of Association stipulating a clear division of responsibility for setting a remuneration policy for the Board of Directors and individual members of the Board of Directors between the Board of Directors, the Remuneration Committee (since then replaced by the Appointments, Remuneration and Corporate Governance Committee, as described above) and the shareholders. In addition, the Mittal Steel Articles of Association were updated to reflect changes in Dutch law.

Each year the Board of Directors will submit for approval by the general meeting of shareholders a proposal regarding the arrangements for the remuneration in the form of shares or rights to acquire shares. The proposal will at least set out the maximum number of shares or rights to subscribe for shares to be granted to the members of the Board of Directors and the applicable criteria for such grant or for any change thereto. A lack of approval by the general meeting of shareholders of such proposal will not affect the representative authority of the Board of Directors in connection with the grant of rights to subscribe for shares. In accordance with the Dutch Corporate Governance Code, non-executive members of the Board of Directors will not receive any share options, and no options have been awarded after 2002.

Finally, on June 30, 2006, the general meeting of shareholders of Mittal Steel resolved to amend Mittal Steel’s Articles of Association to eliminate all differences between the rights attached to Mittal Steel’s class A common shares and class B common shares (except for the right of the holders of class B common shares to convert their class B common shares on a share-per-share basis into class A common shares). Following the implementation of the amendment, which took effect on September 7, 2006, all shareholders hold shares carrying the same voting and economic rights; each share carries one vote, irrespective of the time it has been held. As a result of the amendment, the holders of class B common shares no longer have the right to make a binding nomination for the appointment of directors to the Board of Directors. All directors are elected by the general meeting of shareholders to serve three-year terms by a simple majority of the votes cast.

Process for Handling Complaints About Accounting Matters

As part of the procedures of the Board of Directors for handling complaints or concerns about Mittal Steel’s financial accounting, internal controls and auditing issues, Mittal Steel’s Code of Business Conduct encourages all employees to bring such issues to the Audit Committee’s attention. Concerns relating to such issues may be communicated through the Mittal Steel website at http://www.mittalsteel.com/dynamic/dynamicdefault.asp?id=questionable.

During 2006, employees reported no complaints of this nature.

Internal Assurance

Mittal Steel has an Internal Assurance function. Until December 19, 2006, the function was solely the responsibility of the Director-Internal Assurance, who reported to the Audit Committee. Since December 19, 2006, the Director-Internal Assurance of Mittal Steel was made jointly responsible for the function along with the Head of Internal Audit at Arcelor. The function is staffed by full time professional staff located at each of the principal operating subsidiaries and at the corporate level. Recommendations and matters relating to internal control and processes are made by the Internal Assurance function, and their implementation is regularly reviewed by the Audit Committee.

Independent Registered Public Accounting Firm Independence

The appointment and determination of fees of the independent registered public accounting firm is the direct responsibility of the Audit Committee. The Audit Committee is further responsible for obtaining at least once a year a written statement from the independent registered public accounting firms that their independence has not been impaired. The Audit Committee has also obtained a confirmation from the principal independent registered public accounting firm that none of its former employees is in a position with Mittal Steel that may impair the principal independent registered public accounting firm’s independence.

Ethics and Conflict of Interest

Ethics and conflicts of interest are governed by Mittal Steel’s Code of Business Conduct. The Code of Business Conduct sets out standards for ethical behavior that are to be followed by all employees and directors of Mittal Steel in the discharge of their duties. They must always act in the best interests of Mittal Steel and must avoid any situation in which their personal interests conflict, or could conflict, with their obligations to Mittal Steel. As employees, they must not acquire any financial or other interest in any business or participate in any activity that could deprive Mittal Steel of the time or the attention needed to devote to the performance their duties. Any behavior that deviates from the Code of Business Conduct is to be reported to the employee’s supervisor, a member of the management, the head of the legal department or the head of the internal audit/internal assurance department. The Code of Business Conduct is available on Mittal Steel’s website at http://www.mittalsteel.com/Investor+Relations/Corporate+Governance.

D. Employees

Mittal Steel had approximately 320,000 employees as of December 31, 2006.

The table below sets forth the total number of employees by operating segment for the past three years.

	As of December 31,
Segment	2004	2005	2006
Flat Carbon Americas(1)	8,453	21,046	36,700
Flat Carbon Europe	31,619	29,811	67,238
Long Carbon Americas and Europe	19,285	20,050	40,893
AACIS	104,945	153,235	148,291
Stainless Steel(2)	—	—	11,542
AM3S(2)	—	—	11,560
Consolidated(3)	164,393	224,286	319,578

(1)	Includes Dofasco for Arcelor in 2006.
(2)	The Stainless Steel and AM3S segments correspond solely to the operations of Arcelor, which were consolidated as of August 1, 2006.
(3)	Includes corporate and other employees.

As part of the acquisition of ISG (now part of Mittal Steel USA), Mittal Steel, ISG and the trade union United Steel Workers of America (USWA) executed a letter of understanding in which the USWA agreed to support the merger and to waive its right of first refusal to acquire ISG under the ISG collective bargaining agreement. The parties also agreed, among other things, that two USWA designees would join the Board of Directors of the merged company; upon completion of the acquisition of LNM Holdings and the acquisition of ISG, the ISG collective bargaining agreement with the USWA will be adapted, subject to ratification, to Ispat Inland plants and the Ispat Inland employees will be covered under the ISG collective bargaining agreement with the USWA, as amended to include the terms agreed to pursuant to such letter of understanding and any other adjustments regarding Ispat Inland employees negotiated by the parties and consistent with the principles set forth under ISG’s current collective bargaining agreement; and during the term of the collective bargaining agreement, the merged company will maintain substantially all of the current steel-making capacity at Ispat Inland Indiana Harbor Works.

On November 2, 2005, Ispat Inland (now Mittal Steel USA) announced union membership ratification of new collective-bargaining agreements with the USWA, as the previous agreement expired on July 31, 2004. Under the terms of the previous agreement, both parties agreed to negotiate successor agreements without resorting to strikes or lockouts. In addition, both parties agreed that open issues would be submitted to binding arbitration and that the successor agreements would be based on the agreements currently in place at other domestic integrated steel producers. In the light of Mittal Steel’s acquisition of ISG, the arbitration procedure was postponed, and the parties agreed that the then-current ISG collective bargaining agreement would be adopted with negotiated adjustments for circumstances particular to Ispat Inland. The new agreements expire on September 1, 2008, as do those at the former ISG plants.

E. Share Ownership

As of December 31, 2006, the aggregate beneficial share ownership of Mittal Steel directors and senior management (42 individuals) was 2,864,798 Mittal Steel class A common shares

(excluding shares owned by Mittal Steel’s Significant shareholder and including options to acquire 438,901 Mittal Steel class A common shares that are exercisable within 60 days of December 31, 2006), being 0.21% of the total issued share capital of Mittal Steel. Excluding options to acquire Mittal Steel class A common shares, these 42 individuals beneficially own 2,425,897 Mittal Steel class A common shares. See “Item 7—Major Shareholders and Related Party Transactions”. Other than the Significant shareholder, each director and member of senior management beneficially owns less than 1% of the Mittal Steel class A common shares. The percentage of total common shares in the possession of the Significant shareholder (including the treasury stock) has decreased from 87.47% prior to August 1, 2006 to 44.79% after that date as a result of the acquisition of Arcelor. The number of Mittal Steel options granted to directors and senior management (including the Significant shareholder) in 2005 was 520,566 at an exercise price of $28.75 and the number of Mittal Steel options granted to directors and senior management (including the Significant shareholder) in 2006 was 550,300 at an exercise price of $33.755. No Mittal Steel options were granted during 2003 and 2004. These options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant. The option term expires 10 years after the grant date. In 2006, Arcelor granted 375,000 options to its senior management at an exercise price of €34.43.

Please see “Item 6B—Directors, Senior Management and Employees—Compensation” for a description of options held by members of Mittal Steel’s Board of Directors.

The following table provides summarized information on the options outstanding and the movements on the options granted to Mittal Steel’s senior management (in 2001, 2003 and 2004, no options were granted to members of Mittal Steel’s senior management):

	Options* granted 1999	Options* granted 2000	Options* granted 2002	Options* granted 2005	Options* granted 2006	Total	Average weighted exercise price
Senior Managers (including the Significant shareholder)	156,000	167,500	245,000	520,566	550,300	1,639,366	$22.81
Exercise price	$11.94	$8.57	$2.26	$28.75	$33.76
Term (in years)	10	10	10	10	10	—	—
Expiration date	September 14, 2009	June 1, 2010	April 5, 2012	August 23, 2015	September 1, 2016	—	—

*	Options awarded under MittalShares.

In accordance with the Dutch Corporate Governance Code, independent non-executive members of Mittal Steel’s Board of Directors will no longer receive any share options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2006, the authorized common shares of Mittal Steel consisted of 5,000,000,000 class A common shares, par value of €0.01 per share, and 721,500,000 class B common shares, par value of €0.01 per share. At December 31, 2006, 934,818,280 (December 31, 2005: 255,401,673) class A common shares and 457,490,210 (December 31, 2005: 457,490,210) class B common shares were issued and 927,778,733 (December 31, 2005: 246,572,889) class A common shares and 457,490,210 (December 31, 2005: 457,490,210) class B common shares were outstanding.

The preference and relative rights of the Mittal Steel class A common shares and Mittal Steel class B common shares are substantially identical except for conversion rights. Each Mittal Steel class B common share is convertible, at the option of the holder, into one Mittal Steel class A common share.

The following table sets forth information as of December 31, 2006 with respect to the beneficial ownership of Mittal Steel class A common shares and Mittal Steel class B common shares by each person who is known to be the beneficial owner of more than 5% of either class of shares and all directors and senior management as a group.

	Mittal Steel Class A Common Shares (1)			Mittal Steel Class B Common Shares		Total Common Shares (1)
	Number		% of Class	Number	% of Class	Number		% of Total
Significant shareholder (2)	166,108,123		17.77%	457,490,210	100%	623,598,333		44.79%
Treasury Stock (3)	6,523,424	(4)	0.70	—	—	6,523,424		0.47
Other Public
Shareholders	762,186,733		81.53	—	—	762,186,733		54.74
Total	934,818,280		100.00%	457,490,210	100%	1,392,308,490		100.00%
Directors and Senior Management(5)	2,864,798	(6)(7)	0.31%	—	—	2,864,798	(6)(7)	0.21%

(1)	For purposes of this table a person or group of persons is deemed to have beneficial ownership of any Mittal Steel class A common shares as of a given date which such person or group of persons has the right to acquire within 60 days after December 31, 2006 upon exercise of vested portions of stock options. The first third of the stock options granted on August 23, 2005 have vested on August 23, 2006, and all stock options of the previous grants have vested. None of the stock options granted on September 1, 2006 have vested, the first third, however, will vest on September 1, 2007.
(2)

Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, have direct ownership of Mittal Steel class A common shares and indirect ownership of holding companies that own both Mittal Steel class A common shares and Mittal Steel class B common shares. Ispat International Investments S.L. is the owner of 26,100,000 Mittal Steel class A common shares and 72,150,000 Mittal Steel class B common shares. As a result, Ispat International Investments S.L. is the beneficial owner of 98,250,000 class A common shares (assuming conversion of the Mittal Steel class B common shares into Mittal Steel class A common shares). Mittal Investments S.à r.l., a limited liability company organized under the laws of Luxembourg, is the owner of 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal class B common shares. As a result, Mittal Investments S.à r.l. is the beneficial owner of 525,000,000 Mittal Steel class A common shares (assuming conversion of the Mittal Steel class B common shares into Mittal Steel class A common shares). Mr. Mittal is the direct owner of 30,000 Mittal Steel class A common shares and holds options to acquire an additional 440,000 Mittal Steel class A common shares of which 273,333 are, for the purposes of this table, deemed to be beneficially owned by Mr. Mittal due to the fact that those options are exercisable within 60 days. Mrs. Mittal is the direct owner of 5,000 Mittal Steel class A common shares and holds options to acquire an additional 40,000 Mittal Steel class A common shares of which all 40,000 options are, for the purposes of this table, deemed to be beneficially owned by Mrs. Mittal due to the fact that those options are exercisable within 60 days. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of Ispat International Investments S.L. and share equally beneficial ownership of 100% of Mittal Investments S.à.r.l.

Accordingly, Mr. Mittal is the beneficial owner of 623,553,333 Mittal Steel class A common shares and Mrs. Mittal is the beneficial owner of 623,295,000 class A common shares (in each case, assuming conversion of the Mittal Steel class B shares into Mittal Steel class A common shares). Excluding options and assuming no conversion of the Mittal Steel class B common shares into Mittal Steel class A common shares, Mr. Lakshmi Mittal and Mrs. Usha Mittal, together directly and indirectly through intermediate holding companies, own 165,794,790 Mittal Steel class A common shares and 457,490,210 Mittal Steel class B common shares.

(3)	Represents Mittal Steel class A common shares repurchased by Mittal Steel pursuant to the previously announced share repurchase programs of Mittal Steel.
(4)	Consisting of 14,710 Mittal Steel class A common shares held on behalf of Mittal Steel through a liquidity contract, 2,786 Mittal Steel class A common shares used as payment for an option exercise in the year ended December 31, 2006, 5,300,000 Mittal Steel class A common shares repurchased in the fiscal year ended December 31, 2004, 2,263,000 Mittal Steel class A common shares repurchased in the fiscal year ended December 31, 2003, 139,200 Mittal Steel class A common shares repurchased in the fiscal year ended December 31, 2002, 368,000 Mittal Steel class A common shares repurchased in the fiscal year ended December 31, 2001, 242,600 Mittal Steel class A common shares repurchased in the fiscal year ended December 31, 2000, 5,358,200 Mittal Steel class A common shares repurchased in the fiscal year ended December 31, 1998 and 1,458,960 Mittal Steel class A common shares repurchased in the fiscal year ended December 31, 1997 and excluding 253,140 Mittal Steel class A common shares awarded to certain senior executives of Mittal Steel, 23,532, 2,117,781 and 2,081,833 Mittal Steel class A common shares issued to Mittal Steel USA’s pension fund in 2003, 2002 and 2001, respectively, and 91,166 Mittal Steel class A common shares for options exercised under Mittal Steel’s pension plan during 2003, excluding 1,384,118 Mittal Steel class A common shares for options exercised between December 31, 2003 and December 31, 2004, excluding 349,606 Mittal Steel class A common shares for options exercised between December 31, 2004 and December 31, 2005, excluding 523,304 Mittal Steel class A common shares for options exercised between December 31, 2005 and December 31, 2006, excluding 1,268,719 Mittal Steel class A common shares contributed to the Pension Benefit Corporation, excluding 217,500 stock options that can be exercised by directors and senior management (other than the Significant shareholder) and excluding 313,333 stock options that can be exercised by the Significant shareholder, in each case within 60 days of December 31, 2006.
(5)	Excludes shares beneficially owned by the Significant shareholder.
(6)	These 2,864,798 Mittal Steel class A common shares are included in shares owned by public shareholders indicated above.
(7)	During 1998, Mittal Steel awarded 198,750 common shares to certain members of senior management of Mittal Steel in connection with Mittal Steel’s initial public offering undertaken in 1997 and also awarded 54,390 common shares to certain senior executives as bonus shares in connection with Mittal Steel’s stock bonus plan.

On March 2, 2007, Mittal Steel announced that 385,340,210 Mittal class B common shares owned by Mittal Investments S.à.r.l. had been converted into 385,340,210 Mittal Steel class A common shares. This conversion has no impact on the total number of issued and outstanding shares (1,392,308,490 shares, consisting of 1,320,158,490 class A common shares and 72,150,000 class B common shares).

The Mittal Steel class A common shares may be held in registered form or bearer form, as the holder may elect. Registered shares may consist of either shares traded on the NYSE, or New York Shares, which are registered in a register kept by or on behalf of Mittal Steel by its New York transfer agent, or shares traded on Euronext Amsterdam N.V. (“Euronext Amsterdam”), Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange and the Spanish Stock Exchanges (Madrid, Bilbao, Valencia and Barcelona), which are registered in a register kept by or on behalf of Mittal Steel by its Dutch transfer agent. Shares in registered form may be evidenced by certificates.

At December 31, 2006, there were 2,441 shareholders other then the Significant shareholder holding an aggregate of 41,497,191 Mittal Steel class A common shares registered in Mittal Steel’s shareholders register, representing approximately 4% of the class A common shares issued (including treasury shares).

At December 31, 2006, there were 93 U.S. shareholders holding an aggregate of 97,611,121 New York Shares, representing approximately 10% of the class A common shares issued (including treasury shares). Mittal Steel’s knowledge of the number of New York Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered Mittal Steel class A common shares.

At December 31, 2006, there were 629,950,178 Mittal Steel class A common shares being held through the Euroclear/Iberclear clearing system in The Netherlands, France, Luxembourg and Spain.

Voting Rights

As of December 31, 2006, Mittal Steel’s Significant shareholder owned directly and indirectly through holding companies 166,108,123 Mittal Steel class A common shares (approximately 17.89% of the issued and outstanding class (excluding class A common shares held in treasury)) and 457,490,210 Mittal Steel class B common shares (100% of the issued and outstanding class), representing approximately 45% of the combined voting interest in Mittal Steel. After closing of the third offer period for Arcelor shares on November 17, 2006, a total of 679,416,607 shares had been issued to the shareholders of Arcelor since July 31, 2006, as partial payment for Arcelor (the other part was paid in cash). Prior to closing of the third offer period for Arcelor shares on November 17, 2006, Mittal Steel’s Significant shareholder owned directly and indirectly through holding companies 165,794,790 Mittal Steel class A common shares (approximately 67% of the issued and outstanding class (save for class A common shares held in treasury)) and 457,490,210 Mittal Steel class B common shares (100% of the issued and outstanding class), representing approximately 98% of the combined voting interest in Mittal Steel. On completion of the merger with ISG on April 15, 2005, 60,891,883 shares were issued to the former shareholders of ISG as partial payment for ISG (the other part was paid in cash). Prior to the merger with ISG, Mittal Steel’s Significant shareholder owned directly and indirectly through holding companies 165,794,790 Mittal Steel class A common shares (approximately 89.5% of the issued and outstanding class (save for class A common shares held in treasury)) and 457,490,210 Mittal Steel class B common shares (100% of the issued and outstanding class), representing approximately 99.6% of the combined voting interest in Mittal Steel. On completion of the acquisition of LNM Holdings on December 17, 2004, 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal Steel class B common shares were issued to an intermediate holding company owned by the Significant shareholder. Prior to the completion of the acquisition of LNM Holdings, the Significant shareholder owned 26,135,000 Mittal Steel class A common shares (approximately 57.5% of the then issued and outstanding class (save for class A common shares held in treasury)) and 72,150,000 Mittal Steel class B common shares (100% of the then issued and outstanding class), representing approximately 97.5% of the combined voting interest in Mittal Steel.

Conversion: Restriction on Transfers

Under Mittal Steel’s Articles of Association, each Mittal Steel class B common share is convertible at any time and from time to time at the option of the holder thereof into one Mittal Steel class A common share. The Mittal Steel class A common shares have no conversion rights.

B. Related Party Transactions

Mittal Steel engages in certain commercial and financial transactions with related parties, all of which are affiliates and joint ventures of Mittal Steel. Please refer to Note 12 of the Mittal Steel Consolidated Financial Statements.

Non-Competition Agreement

Pursuant to the LNM Holdings acquisition agreement, Mr. Lakshmi N. Mittal entered into a non-competition agreement with Mittal Steel. Pursuant to the non-competition agreement, Mr. Lakshmi N. Mittal agreed, for a period commencing upon the completion of the LNM Holdings acquisition agreement (December 17, 2004) and expiring June 30, 2007, not to, without the consent of Mittal Steel’s Audit Committee, directly or indirectly acquire an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as an officer, employee, partner, shareholder, consultant or otherwise, any person anywhere in the world that engages in the business of manufacturing, producing or supplying iron ore, coke, iron, steel or iron or steel products, hereinafter referred to as a “Competitor”. The non-competition agreement contains certain exceptions relating to limited lending on the part of Mr. Lakshmi N. Mittal. The non-competition agreement further provides that ownership of securities having no more than five percent of the outstanding voting power of any Competitor that is listed on any national securities exchange anywhere in the United States, Canada or Europe or 10% of the outstanding voting power of any Competitor that is listed on a national securities exchange anywhere else in the world, will not be deemed to be a violation of the non-competition agreement, so long as Mr. Lakshmi N. Mittal does not have any other connection or relationship with such Competitor. In addition, Mittal Steel will not be deemed to be a Competitor under the non-competition agreement, and PT. Ispat Indo will not be deemed to be a Competitor so long as PT. Ispat Indo does not (i) own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or become connected with, as a partner, shareholder, consultant or otherwise, any Competitor carrying on business outside Indonesia (provided that PT. Ispat Indo may own an equity interest in any joint venture so long as PT. Ispat Indo’s direct and indirect equity or partnership interest therein does not exceed 20% and is not the largest equity or partnership interest therein) or (ii) own, manage or operate any material assets located outside Indonesia and relating to the business of manufacturing, producing or supplying iron ore, coke, iron, steel, or iron or steel products.

Shareholder’s Agreement

The Significant shareholder and Mittal Steel have entered into a shareholder and registration rights agreement (the “Shareholder’s Agreement”). Pursuant to the Shareholder’s Agreement, no person holding record or beneficial ownership of class B common shares may transfer (as defined in the Shareholder’s Agreement) such class B common shares, except to a permitted transferee (“Permitted Transferee”). A Permitted Transferee means: (i) Mr. Lakshmi N. Mittal; (ii) his parents, spouse, children (natural or adopted), grandchildren or other issues; (iii) trusts the primary beneficiaries of which are any of the foregoing persons or any charitable organization designated by any of them, which trusts are controlled, directly or indirectly, by any of the persons under clause (i), (ii) or (v); (iv) corporations, partnerships, limited liability companies and other persons if at least 80% of the economic interest in any such person is owned by any of the persons under clause (i) and (ii) or any charitable organization designated by any of them; and (v) in the case of any person in clause (i) and (ii), the heirs, executors, administrators or personal representatives upon the death of such person or upon the incompetence or disability of such person for the purposes of the protection and management of such individual’s assets. The Shareholder’s Agreement further provides that if at any time a record or beneficial holder of class B common shares ceases to be a Permitted Transferee, such holder (i) will not be entitled to exercise the voting rights attached to such class B common shares and (ii) will notify Mittal Steel’s Board of Directors that it is no longer a Permitted Transferee, which notification shall be deemed to be a request to convert such class B common shares into class A common shares. By its terms, the Shareholder’s Agreement may not be amended, other than for manifest error, except by approval of a majority of the class A common shareholders (other than the significant shareholder and Permitted Transferees) at a general shareholders’ meeting.

Memorandum of Understanding

As of the date of the signature of the Memorandum of Understanding, Mr. Lakshmi N. Mittal and his wife, Mrs. Usha Mittal, were the Significant shareholder and owned 87.47% of Mittal Steel’s shares, representing 98.32% of the voting rights of Mittal Steel.

The Significant shareholder is a party to the Memorandum of Understanding, dated June 25, 2006, between Mittal Steel and Arcelor. The Memorandum of Understanding is described under “Item 10C—Additional Information—Material Contracts”.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Export Sales

Because Mittal Steel has no operations in its home country of The Netherlands, all of its sales are considered to be export sales. Annual sales to a single individual customer did not exceed 10% of sales in any of the periods presented.

Legal Proceedings

This section discusses the principal environmental liabilities of Mittal Steel and the principal legal actions to which Mittal Steel is a party. In addition, Mittal Steel is a party to various legal actions arising in the ordinary course of business.

Environmental Liabilities

Mittal Steel’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2006, Mittal Steel had established reserves of approximately $830 million for environmental liabilities. Previous owners of Mittal Steel’s facilities expended in the past, and Mittal Steel expects to expend in the future, substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations.

USA

In 1990, Mittal Steel USA’s Indiana Harbor (East) facility was party to a lawsuit filed by the United States Environmental Protection Agency (the “EPA”) under the RCRA. In 1993, Mittal Steel USA entered into a consent decree, which, among other things, requires facility-wide RCRA corrective action and Indiana Harbor Ship Canal sediment assessment and remediation.

Mittal Steel USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA corrective action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires Mittal Steel to perform a Remedial Facilities Investigation (“RFI”) and corrective measures study, to complete corrective measures, and to perform any required post-remedial activities. In 2004, the RFI was completed, and the New York State Department of Environmental Conservation and Mittal Steel USA executed an Order on Consent to perform interim corrective measures at a former benzol storage tank area.

In 1997, Bethlehem Steel, the EPA and the Maryland Department of the Environment agreed to a phased RFI as part of a comprehensive multimedia pollution Consent Decree for investigation and remediation at Mittal Steel USA’s Sparrows Point, Maryland facility. Mittal Steel USA has assumed Bethlehem Steel’s ongoing obligations under the Consent Decree. The Consent Decree requires Mittal Steel USA to address compliance, closure and post-closure care matters and implement corrective measures associated with two on-site landfills, perform a site-wide investigation, continue the operation and maintenance of a remediation system at an idle rod and wire mill and address several pollution prevention items. The potential costs, as well as the time frame of possible remediation activities, which Mittal Steel currently considers probable, relating to the site-wide investigation at Sparrows Point, cannot be reasonably estimated until more of the investigations required by the Consent Decree have been completed and the data therefrom analyzed.

Mittal Steel USA is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in southwestern Pennsylvania. In 2003, Mittal Steel USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the

“PaDEP”) addressing the transfer of required permits from Bethlehem Steel to Mittal Steel USA and providing financial assurance for long-term operation and maintenance of the wastewater treatment facilities associated with these mines. As required by this Consent Order and Agreement, Mittal Steel USA submitted an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required Mittal Steel USA to propose a long-term financial assurance mechanism. In 2004, Mittal Steel USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. Mittal Steel USA expects to fund the treatment trust over a period of up to ten years at a current target value of approximately $20 million until the improvements are made and the treatment trust is fully funded. After the treatment trust is fully funded, the treatment trust will then be used to fund the cost of treatment of acid mine drainage. Although remote, Mittal Steel USA could be required to make up any deficiency in the treatment trust in the future.

On August 8, 2006, the EPA issued Mittal Steel USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) permit and has continued to operate without the appropriate PSD permit. In October and November 2006, Mittal Steel USA met with the EPA to obtain a preliminary understanding of the allegations and the EPA’s technical bases for the NOV. Further communication and discussion with the EPA is planned.

Legal Claims

Mittal Steel is a party to various legal actions. As of December 31, 2006, Mittal Steel has established reserves of approximately $440 million for such actions. The principal legal actions are disclosed below.

United States

In January 2005, Indiana Harbor (East) received a third party complaint by Alcoa Incorporated alleging that Indiana Harbor (East) was liable as successor to the interests of Hillside Mining Co. (“Hillside”), a company that Indiana Harbor (East) acquired in 1943, operated until the late 1940s and then sold the assets of in the early 1950s. On October 26, 2006, the Madison County, Illinois circuit court dismissed that complaint, with there being no opportunity of its being re-filed, thus terminating the action.

In a separate proceeding, the Illinois Environmental Protection Agency (the “IEPA”) has identified Indiana Harbor (East) as a potentially responsible party in connection with alleged contamination relating to the above-referenced matter. The IEPA is requesting that Indiana Harbor (East) and other potentially responsible parties conduct an investigation of certain areas of potential contamination. Indiana Harbor (East) intends to defend itself fully in this matter. As of December 31, 2006, it is not possible to reasonably estimate the amount of environmental liabilities relating to this matter.

Canada

In March 2004, a group of residents in Nova Scotia brought a potential class action in the Supreme Court of Nova Scotia against various parties, including Mittal Canada, alleging various torts for damage allegedly caused by the steel plant and coke ovens formerly owned and occupied by Dominion Steel and Coal Corporation from 1927 to 1967. Mittal Steel acquired Mittal Canada in 1994, and the plaintiffs are attempting to establish that Mittal Canada thereby assumed the liabilities of the former occupiers. The plaintiffs seek to have the claim approved as a class action, though the court has not yet issued a decision on this matter. As of December 31, 2006, Mittal Steel is unable to assess the outcome of these proceedings or to reasonably estimate the amount of Mittal Canada’s liabilities relating to this matter, if any.

All of the matters discussed above are legacy environmental matters arising from acquisitions.

South America

The Brazilian Federal Revenue Service has claimed that Belgo owes certain amounts for IPI (Manufactured Goods Tax) concerning its use of tax credits on the purchase of raw materials that were non-taxable, exempt from tax or subject to a 0% tax rate and the disallowance of IPI credits recorded five to ten years after the relevant acquisition.

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including Belgo. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (CADE) issued a decision against Belgo that resulted in Belgo’s having to pay a penalty of $36 million. Belgo has appealed the decision to the Brazilian Federal Court. In September 2006, Belgo offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

As a result of the foregoing decision by CADE, customers of Belgo commenced civil proceedings for damages. There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against Belgo for damages based on the alleged violations investigated by CADE.

In 2003, the Brazilian Federal Revenue Service granted CST a tax benefit for certain investments. CST had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming CST’s entitlement to this benefit. In September 2004, CST was notified of the annulment of these certificates. CST has pursued its right to this tax benefit though the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service.

Europe

In late 2002, three subsidiaries of Mittal Steel (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.), and two former subsidiaries of Arcelor España (Emesa and Galycas), along with other European manufacturers of pre-stressed wire and strands steel products, received notice from the European Commission that it was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold. Mittal Steel and its subsidiaries are cooperating fully with the European Commission in this investigation. The European Commission has not yet notified a Statement of Objections to Mittal Steel or any of its subsidiaries. The European Commission can impose fines of up to a maximum of 10% of annual revenues for breaches of EU competition law. Mittal Steel is currently unable to assess the ultimate outcome of the proceedings before the European Commission or the amount of any fines that may result. Arcelor is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on it for any matters under the ownership of Arcelor.

The Competition Council of Romania has commenced investigations against Mittal Steel Galati and Mittal Steel Hunedoara with respect to certain commercial practices. Mittal Steel is cooperating fully with the authorities but cannot at present determine the outcome of the investigations or estimate the amount or range of a potential fine that may be imposed.

In June 2005, the Competition Council of Romania began an investigation concerning alleged state aid received by Mittal Steel Roman in connection with its privatization.

Since 2001, Mittal Steel Ostrava has been involved in a dispute with Kaiser Netherlands B.V. (“Kaiser”), the contractor for phase 1 of a mini-mill works project (rolling mill P1500), and its parent company, Kaiser Group International. Kaiser Group International and certain of its affiliates (collectively, “KGI”) filed an action in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) (where these companies commenced Chapter 11 bankruptcy proceedings) seeking monetary awards against Mittal Steel Ostrava, which has been stayed. On January 6, 2004, Kaiser filed arbitration claims against Mittal Steel Ostrava with the International Court of Arbitration of the ICC in Paris. On May 16, 2006, the arbitration panel awarded Kaiser $7.3 million in favor of its claims and Mittal Steel Ostrava $10.5 million in favor of its claims, resulting in a net award, including costs, of approximately $4.1 million to Mittal Steel Ostrava. As a result of the award, Mittal Steel Ostrava is seeking to enforce its award against Kaiser. Mittal Steel Ostrava has also filed a motion for summary judgment in its favor in the action commenced in the Bankruptcy Court. KGI have opposed that motion. KGI have also filed a motion for summary judgment in the Bankruptcy Court to enforce a portion of the arbitration award against Mittal Steel Ostrava without set-off.

In 2004, La Direction Générale de la Consommation et de la Repression des Fraudes (the French competition authority) commenced an investigation into alleged anti-competitive practices in the steel distribution sector in France, including Arcelor Négoce Distribution, a subsidiary of Arcelor. The case has been referred to the Conseil de la Concurrence (the French competition council), which is now in charge of the investigation procedure. Any potential fine that might be imposed will depend on the entity that will be considered liable for the alleged practices. No Statement of Objections has yet been issued against Mittal Steel or any of its subsidiaries.

Various retired or present employees of certain Arcelor subsidiaries commenced lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security. 421 such suits are still pending.

Spanish tax authorities have claimed that amortization recorded by Arcelor Planos Seguntos SL in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of $49 million, including the amount of tax, interest and penalties. The case is pending before the court (the Audiencia Nacional), administrative procedures having been exhausted.

South Africa

Mittal Steel South Africa is involved in a dispute with Harmony Gold Mining Company Limited and Durban Roodeport Deep Limited alleging that Mittal Steel South Africa is in violation of the Competition Act. On March 27, 2007, the Competition Tribunal decided that Mittal Steel South Africa had contravened Section 8(a) of the Competition Act by charging an excessive price. The Tribunal has not yet decided upon the relief to be granted, which will be determined at a later hearing on a date to be fixed. Decisions of the Competition Tribunal are appealable to the Competition Appeals Court and the Supreme Court of Appeal. The decision of the Competition Tribunal may impact the pricing formulas used by Mittal Steel South Africa and may result in a fine not exceeding 10% of Mittal Steel South Africa’s annual sales for 2003.

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that Mittal Steel South Africa, as a “dominant firm”, discriminated in its pricing of low carbon wire rod, was referred to the Competition Tribunal. The complainant seeks, among other sanctions, a penalty of 10% on Mittal Steel South Africa’s sales for 2006 in respect of low carbon wire rod and an order that Mittal Steel South Africa cease its pricing discrimination. The complaint is under review by the Competition Tribunal. Mittal Steel is unable to assess the outcome of this proceeding or the amount of Mittal Steel South Africa’s potential liability, if any.

Mittal Steel South Africa is involved in a dispute with the South African Revenue Service in respect of the tax treatment of payments made under a Business Assistance Agreement of $88 million in 2003 and $105 million in 2004.

Dividend Distributions

Mittal Steel’s Board of Directors may reserve a portion of Mittal Steel’s annual profits. The portion of Mittal Steel’s annual profits that remains unreserved shall be distributed to shareholders of Mittal Steel pro rata based on the number of common shares held by each shareholder, without regard to the class or par value of such common shares. Mittal Steel’s Board of Directors may resolve that Mittal Steel make distributions out of its general share premium account or out of any other reserves available for distributions under the laws of The Netherlands, not being a legal reserve or a special share premium reserve that Mittal Steel is required to maintain pursuant to Article 36.1 of its Articles of Association. Mittal Steel may declare dividends in the form of common shares as well as in cash. Mittal Steel’s Board of Directors may also decide that Mittal Steel pay interim dividends. Mittal Steel may declare distributions, including interim dividends, only in accordance with the provisions of Book 2 of the Dutch Civil Code and the Articles of Association of Mittal Steel.

The Mittal Steel Board of Directors may set a record date to establish which shareholders are entitled to dividends and the date upon which such dividends will become payable. Distributions that have not been claimed within five years and two days after the date on which they became due and payable revert to Mittal Steel.

Article 36.3 of Mittal Steel’s Articles of Association provides that as soon as all of the outstanding class B common shares have been converted into class A common shares, the balance of special share premium reserves required pursuant to Article 36.1 shall be added to the general share premium reserve, whereupon these special share premium reserves shall cease to exist.

All calculations to determine the amounts available for dividends will be based on Mittal Steel’s statutory accounts, which will, as a holding company, be different from its consolidated accounts. Mittal Steel’s statutory accounts have to date been prepared under Dutch GAAP and are deposited with the Commercial Register in Rotterdam, The Netherlands. Since Mittal Steel is a holding company incorporated under the laws of The Netherlands, it can pay dividends or distributions only to the extent it is entitled to receive cash dividend distributions from its subsidiaries’ recognized gains, from the sale of its assets or records share premium from the issuance of (new) common shares.

The holders of Mittal Steel class A common shares and Mittal Steel class B common shares are entitled to receive pro rata such distributions, if any, as may be declared by Mittal Steel’s Board of Directors out of funds legally available for distribution. ABN AMRO Bank N.V. is the paying agent for dividends payable on Mittal Steel common shares in The Netherlands, and The Bank of New York is the paying agent for dividends payable on Mittal Steel common shares in the United States.

On September 27, 2006, Mittal Steel announced that its Board of Directors had agreed upon a new dividend and cash distribution policy. The new policy will be proposed to Mittal Steel’s shareholders at the next general meeting. The new policy aims to return 30% of Mittal Steel’s prior year’s annual net income to shareholders every year through an annual base dividend, supplemented by share buy-backs. Mittal Steel’s Board of Directors proposed an annual base dividend of $1.30. This base dividend has been designed to provide a minimum payout per year and would rise in order to reflect Mittal Steel’s underlying growth. Payment of this dividend will be made on a quarterly basis.

In addition to this dividend, Mittal Steel’s Board of Directors proposed a share buy-back program tailored to achieve the 30% distribution pay-out commitment. Based on the annual net income announced for the twelve months ended December 31, 2006, Mittal Steel will implement a $590 million share buy back and a cash dividend of approximately $1.8 billion. This new distribution policy will be implemented as of January 1, 2007 for the 2006 results, subject to shareholder approval.

On February 2, 2007, Mittal Steel’s Board of Directors declared an interim dividend of $0.325 per share. The cash dividend was paid on March 15, 2007 to Euronext Amsterdam, Euronext Brussels, Euronext Paris, Luxembourg Stock Exchange and Spanish Stock Exchange shareholders of record on February 27, 2007 and to NYSE shareholders of record on March 2, 2007.

Further to the September 27, 2006 announcement described above, Mittal Steel announced on April, 2, 2007, the commencement of a share buy-back program to repurchase up to a maximum aggregate amount of $590 million of its class A common shares. The share buy-back program will end at the earliest of (i) December 31, 2007 (provided that Mittal Steel’s shareholders, at the annual general meeting of shareholders to be held on May 15, 2007, renew the current authorization for the Mittal Steel Board of Directors for a period of 18 months, ending on November 15, 2008), (ii) the moment on which the aggregate value of class A common shares repurchased by Mittal Steel since the start of this share buy-back program reaches $590 million, or (iii) the moment on which Mittal Steel and its subsidiaries hold ten percent of the total number of the then-issued class A and class B common shares.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nature of Trading Market

Mittal Steel class A common shares are listed and traded on the NYSE (symbol “MT”), Mittal Steel’s principal United States trading market, and outside the United States on Euronext Amsterdam (“MT”), Euronext Paris (“MTP”), Euronext Brussels (“MTBL”), the Luxembourg Stock Exchange (“MTLX”) and the Spanish Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia (“MTS”).

The following table sets forth, for the periods indicated, the high and low sales prices per share of Mittal Steel class A common shares as reported on the NYSE and Euronext Amsterdam N.V.

	The New York Stock Exchange Mittal Steel Class A Common Shares		Euronext Amsterdam Mittal Steel Class A Common Shares		Euronext Paris Mittal Steel Class A Common Shares
	High	Low	High	Low	High	Low
	(in U.S. dollars)		(in euros)		(in euros)
Year ended December 31, 2002	$3.10	$1.26	€3.25	€1.51	—	—

Year ended December 31, 2003	9.06	2.05	7.50	2.05	—	—

Year ended December 31, 2004	42.80	6.80	32.45	5.20	—	—

Year ended December 31, 2005
First Quarter	43.86	29.70	33.25	22.55	—	—
Second Quarter	34.00	22.11	26.10	17.31	—	—
Third Quarter	30.78	23.55	25.34	19.00	—	—
Fourth Quarter	29.54	22.95	25.60	19.25	—	—

Year ended December 31, 2006
First Quarter	39.75	26.72	32.58	22.05	—	—
Second Quarter	42.81	28.80	32.99	22.50	—	—
Third Quarter	35.09	27.79	28.14	21.82	€28.16	€23.00
Fourth Quarter	43.67	33.90	34.95	26.91	35.00	26.67

Month ended
September 2006	35.09	31.70	28.14	24.95	28.16	24.97
October 2006	43.34	33.90	34.95	26.91	35.00	26.67
November 2006	43.39	40.12	34.20	30.83	34.21	30.83
December 2006	43.67	40.03	33.00	30.12	33.00	30.10
January 2007	47.57	39.59	36.32	30.02	36.32	30.02
February 2007	54.05	46.45	41.03	35.80	41.03	35.80
March 2007	54.35	48.89	41.00	36.87	41.00	36.86
April 1 – April 12, 2007	55.49	53.10	41.49	39.41	41.49	39.41

Note: Includes intraday highs and lows.

	Luxembourg Stock Exchange Mittal Steel Class A Common Shares		Euronext Brussels Mittal Steel Class A Common Shares		Spanish Stock Exchanges(1) Mittal Steel Class A Common Shares
	High	Low	High	Low	High	Low
	(in euros)		(in euros)		(in euros)
Year ended December 31, 2002	—	—	—	—	—	—

Year ended December 31, 2003	—	—	—	—	—	—

Year ended December 31, 2004	—	—	—	—	—	—

Year ended December 31, 2005
First Quarter	—	—	—	—	—	—
Second Quarter	—	—	—	—	—	—
Third Quarter	—	—	—	—	—	—
Fourth Quarter	—	—	—	—	—	—

Year ended December 31, 2006
First Quarter	—	—	—	—	—	—
Second Quarter	—	—	—	—	—	—
Third Quarter	€27.35	€24.50	€28.10	€24.60	€28.03	€24.00
Fourth Quarter	35.00	27.00	34.84	26.90	34.85	26.65

Month ended
September 2006	27.71	25.40	28.10	25.06	28.03	24.95
October 2006	35.00	27.00	34.84	26.90	34.85	26.65
November 2006	33.50	30.90	33.56	30.95	34.09	30.82
December 2006	32.95	30.44	33.18	30.20	33.00	30.07
January 2007	36.00	30.60	36.00	30.10	36.31	30.12
February 2007	40.10	35.95	40.74	35.67	41.03	35.80
March 2007	40.90	37.20	41.17	36.75	40.40	36.86
April 1 – April 12, 2007	41.25	39.55	41.59	39.58	41.47	38.80

(1)	Spanish Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia (“MTS”).

Note:

•	Includes intraday highs and lows.

•	Class A common shares were listed on Euronext Paris and the Spanish Stock Exchanges on July 27, 2006 and on Euronext Brussels and the Luxembourg Stock Exchange on August 1, 2006.

B. Plan of Distribution

Not applicable.

C. Markets

Mittal Steel class A common shares are listed and traded on the NYSE (symbol “MT”), Mittal Steel’s principal United States trading market, and outside the United States on Euronext Amsterdam (“MT”), Euronext Paris (“MTP”), Euronext Brussels (“MTBL”), the Luxembourg Stock Exchange (“MTLX”) and the Spanish Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia (“MTS”).

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Set out below is a summary description of the Mittal Steel class A common shares and class B common shares. For a full description of Mittal Steel’s share capital, please see Mittal Steel’s Articles of Association and the applicable provisions of Book 2 of the Dutch Civil Code. The full text of Mittal Steel’s Articles of Association is available at Mittal Steel’s offices and is available at www.mittalsteel.com.

Objects of Mittal Steel

Pursuant to Article 2 of the Articles of Association, the objects and purposes of Mittal Steel are the following:

•	to participate in, take an interest in, and conduct the management of business enterprises;

•	to finance, to provide security for or undertake the obligations of third parties; and

•	to conduct all activities incidental to any of the foregoing.

Form and Transfer of Shares

Both the class A common shares and the class B common shares of Mittal Steel are in registered form. Class A common shares are available in the form of an entry in the share register of Mittal Steel with or without the issuance of a share certificate, at the option of the shareholder concerned. No share certificates will be issued in respect of class B common shares.

Subject to Dutch law and the Articles of Association, shares in registered form can only be transferred by a written deed of transfer and the acknowledgement of the transfer by Mittal Steel, all in accordance with the provisions of Dutch law and the Articles of Association.

The class A common shares are freely transferable. The class A common shares have no conversion rights.

Each class B common share is convertible at any time and from time to time at the option of the holder thereof into one class A common share.

Issuance of Common Shares

Pursuant to the Articles of Association, the general meeting of shareholders can designate Mittal Steel’s Board of Directors as the authorized corporate body for the purpose of resolving upon the issuance of shares by Mittal Steel and to determine the price and further conditions of such share issuance. Such a designation can only be valid for a specific period of no more than five years and may from time to time be extended for a period of not more than five years.

A resolution to resolve upon the issuance of shares, including the designation of Mittal Steel’s Board of Directors as the authorized corporate body for the purpose of resolving upon the issuance of shares, requires a simple majority of the votes cast, without a quorum requirement.

At the annual general meeting of shareholders held on May 9, 2006, Mittal Steel shareholders extended the authority to Mittal Steel’s Board of Directors for a period of one year (until the annual general meeting of shareholders to be held in 2007) to issue and/or grant rights to subscribe for shares with respect to ten percent of the unissued class A common shares in which the authorized share capital of Mittal Steel is divided at the time the resolution to issue or grant rights to subscribe for common shares taken by Mittal Steel’s Board of Directors.

Preemptive Rights

Unless limited or excluded by Mittal Steel’s shareholders or Board of Directors as described below, holders of each class of common shares have a pro rata preemptive right to subscribe for any newly issued common shares of such class, except for common shares issued for consideration other than cash or issued to Mittal Steel employees or employees of any of its operating subsidiaries.

A resolution to exclude or limit preemptive rights, including the designation of Mittal Steel’s Board of Directors as the authorized corporate body for the purpose of resolving upon the exclusion or limitation of preemptive rights, requires the approval of at least an absolute majority of the votes cast and, if less than one-half of the issued share capital is represented at the meeting at which the vote is taken, the approval of at least two-thirds of the votes cast.

At the extraordinary meeting of shareholders held on December 15, 2004, shareholders delegated authority to Mittal Steel’s Board of Directors to limit or exclude preemptive rights in respect of issuances of Mittal Steel class A common shares for a period of five years (the maximum permitted by the laws of The Netherlands). At the annual general meeting of shareholders held on May 26, 2005, Mittal Steel shareholders resolved to reduce such authority to a period of one year (until the annual general meeting of shareholders to be held in 2006). At the annual general meeting of shareholders held on May 9, 2006, this authority was extended until the annual general meeting of shareholders to be held in 2007.

Repurchase of Shares

Mittal Steel may acquire its own common shares, subject to certain provisions of the laws of The Netherlands and of its Articles of Association, if and insofar as:

•

shareholders’ equity, less the amount to be paid for the common shares to be acquired, is not less than the sum of Mittal Steel’s issued and fully paid share capital plus any legal reserve and the special share premium reserves required to be maintained by the laws of The Netherlands or Mittal Steel’s Articles of Association; and

•	Mittal Steel and its subsidiaries would thereafter not hold, or hold as pledgee, common shares with an aggregate par value exceeding one tenth of Mittal Steel’s issued share capital.

Purchases by Mittal Steel of its common shares may be effected by Mittal Steel’s Board of Directors only if the shareholders have authorized Mittal Steel’s Board of Directors to effect such repurchases and such authorization has been granted within 18 months (the maximum permitted by the laws of The Netherlands) prior to the date of purchase.

A resolution to resolve upon the repurchase of shares, including the designation of Mittal Steel’s Board of Directors as the authorized corporate body for the purpose of resolving upon the repurchase of shares, requires a simple majority of the votes cast, without a quorum requirement.

At the extraordinary meeting of shareholders held on December 15, 2004, shareholders granted the authority to Mittal Steel’s Board of Directors to repurchase up to 10 percent of the issued share capital of Mittal Steel, in the form of class A common shares and class B common shares, for a period of 18 months effective from the date of the extraordinary meeting of shareholders until June 14, 2006.

At the annual general meeting of shareholders held on May 9, 2006, Mittal Steel shareholders resolved to authorize Mittal Steel’s Board of Directors, with effect from the date of the annual general meeting of shareholders held on May 9, 2006, to cause Mittal Steel to acquire up to ten percent of its own share capital issued at the time of acquisition, in the form of class A common shares, on the NYSE, Euronext Amsterdam or otherwise, for a period of 18 months (ending on November 8, 2007), for a purchase price per class A common share to be paid in cash, of not more than 125% of the share price on the NYSE or Euronext Amsterdam and no less than the par value of the share at the time of repurchase. The price on the NYSE or Euronext Amsterdam will be the higher of: (i) the average of the final listing price per class A common share according to the Official Price List (Officiële Prijscourant) of Euronext Amsterdam during the 30 consecutive days on which Euronext Amsterdam is open for trading preceding the three trading days prior to the date of repurchase, and (ii) the average of the closing price per class A common share on the NYSE during the 30 consecutive days on which the NYSE is open for trading preceding the three trading days prior to the date of repurchase.

Capital Reduction

The shareholders of Mittal Steel may reduce its issued share capital by canceling common shares held by Mittal Steel, by canceling all common shares of a specific class or by reducing the par value of common shares, subject to certain statutory provisions. A resolution to reduce the issued share capital requires the approval of at least an absolute majority of the votes cast and, if less than one-half of the issued share capital is represented at the meeting at which the vote is taken, the approval of at least two-thirds of the votes cast. In addition, the prior or simultaneous approval of each class of common shares to which the capital reduction relates is required. Mittal Steel is required to file any resolution of shareholders reducing its share capital with the Commercial Register in Rotterdam and to publish the filing in a national daily newspaper. During the two-month period after the filing is made, creditors of Mittal Steel may oppose such reduction of share capital.

General Meeting

Each shareholder of Mittal Steel has the right to attend a general meeting of shareholders, either in person or by proxy, to address shareholder meetings and to exercise voting rights, subject to the provisions of Mittal Steel’s Articles of Association. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders. An annual general meeting of shareholders will be held within six months after the end of each financial year in The Netherlands, in Amsterdam, Haarlemmermeer (Schiphol Airport), The Hague or Rotterdam. An extraordinary general meeting of shareholders may be held as often as Mittal Steel’s Board of Directors deems necessary. In addition, one or more shareholders and other persons entitled to attend such meetings jointly representing at least ten percent of the issued share capital may request that a general meeting of shareholders be convened.

Mittal Steel will give notice of each meeting of shareholders by notice published by advertisement, which shall be published in at least one national daily newspaper distributed throughout The Netherlands and in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam and, if required, elsewhere. In addition, holders of registered shares who have their ownership recorded directly in Mittal Steel’s shareholders’ register shall be notified by letter that the meeting was convened. Such notices will be given no later than on the 15th day prior to the day of the meeting and will include, or be accompanied by, an agenda (or state where such agenda may be obtained) identifying the business to be considered at the meeting.

Mittal Steel’s Board of Directors may set a record date to establish which shareholders are entitled to attend and vote at the meeting of shareholders.

The agenda is to contain the items selected by the person(s) convening the meeting and required by Dutch law or Mittal Steel’s Articles of Association. In addition, unless it would be detrimental to the vital interests of Mittal Steel, the agenda must also contain the items requested in writing by one or more shareholders or other persons entitled to attend general meetings of shareholders, alone or together representing at least 1% of the issued share capital or representing the amount of market capitalization set by law (at present being €50 million). Such request must have been received by Mittal Steel not later than on the sixtieth day prior to that of the meeting.

Voting Rights

Each Mittal Steel class A common share and each Mittal Steel class B common share entitles its holder to one vote on each matter to be voted upon by shareholders. Shareholders will vote as a single class on all matters submitted to a vote of the general meeting of shareholders, including, without limitation, the appointment of Class A, B, and C directors to Mittal Steel’s Board of Directors and any proposed amendment of Mittal Steel’s Articles of Association.

Mittal Steel’s Articles of Association currently provide that the Board of Directors must consist of five or more Class A, B and C directors, and must have at all times one Class A director and at least two Class C directors. All directors are appointed for a period of three years.

The entire Board of Directors acting jointly can represent and bind Mittal Steel. In addition, each Class A director can represent and bind Mittal Steel individually. A Class B director acting jointly with another Class B director can represent and bind Mittal Steel, and a Class C director acting jointly with two Class B directors or one Class A director can represent and bind Mittal Steel.

Unless otherwise required by Mittal Steel’s Articles of Association or the laws of The Netherlands, resolutions of the general meeting of shareholders will be validly adopted by a simple majority of the votes cast. Except in limited circumstances provided for in Mittal Steel’s Articles of Association or under the laws of The Netherlands, there is no quorum requirement for the valid adoption of shareholder resolutions. Major shareholders in Mittal Steel have no special or enhanced voting rights as a result of their larger shareholdings; their voting rights correspond to the number of class A and/or class B common shares they hold and the votes attached to such shares.

In addition, directors can be removed and suspended by the general meeting of shareholders by a simple majority of the votes cast.

Annual Accounts

Each year, Mittal Steel’s Board of Directors must prepare annual accounts within five months after the end of Mittal Steel’s financial year, unless the shareholders have approved an extension of this period for up to six additional months due to certain special circumstances recognized as such under the laws of The Netherlands. The annual accounts must be made available for inspection by shareholders at the offices of Mittal Steel within the same period.

Subject to Dutch law, the annual accounts must be accompanied by an auditor’s certificate, an annual report and certain other mandatory information. The shareholders shall appoint an accountant as referred to in Article 393 of Book 2 of the Dutch Civil Code to audit the annual accounts. The general meeting of shareholders shall adopt the annual accounts.

Significant Transactions

As required under Dutch law, decisions of the Board of Directors involving a significant change in the identity or character of Mittal Steel are subject to the approval of the shareholders.

Such decisions include:

•	the transfer of all or substantially all of Mittal Steel’s business to a third party;

•

the entry into or termination of a significant joint venture of Mittal Steel or of any of Mittal Steel’s subsidiaries with another legal entity or company, or of Mittal Steel’s position as a fully liable partner in a limited partnership or a general partnership; or

•

the acquisition or disposal, by Mittal Steel or any of Mittal Steel’s subsidiaries, of a participating interest in the capital of a company valued at one-third or more of Mittal Steel’s assets according to Mittal Steel’s most recently adopted consolidated annual balance sheet.

A resolution of the general meeting of shareholders to resolve upon a “significant transaction” requires a simple majority of the votes cast, without a quorum requirement.

Amendment to the Articles of Association

Mittal Steel’s Articles of Association may be amended by resolution of the shareholders upon a proposal by Mittal Steel’s Board of Directors. The resolution of the shareholders to amend the Articles of Association shall require the prior or simultaneous approval of each class whose rights are prejudiced by the amendment to the Articles of Association.

A resolution of the general meeting of shareholders and each class whose rights are prejudiced by the amendment to the Articles of Association to resolve upon an amendment to the Articles of Association requires a simple majority of the votes cast, without a quorum requirement.

Merger and Demerger

Mittal Steel’s Board of Directors requires the prior approval of the general meeting of shareholders to resolve to enter into (i) a statutory merger (juridische fusie) whereby Mittal Steel acts as the acquiring or the disappearing legal entity, or (ii) a legal demerger (juridische splitsing) whereby Mittal Steel acts as the acquiring or demerging legal entity, unless the statutory merger is a merger referred to in Article 333 of Book 2 of the Dutch Civil Code (that is, a merger in which the acquiring company holds 100% of the issued capital of the disappearing entity), or in the case of a legal demerger, a demerger referred to in Article 334hh of Book 2 of the Dutch Civil Code (that is, a demerger in which the acquiring companies are newly incorporated companies, and the demerged entity becomes the sole shareholder of such acquiring companies).

A resolution of the general meeting of shareholders to resolve upon a merger or demerger requires the approval of at least an absolute majority of the votes cast and, if less than one-half of the issued share capital is represented at the meeting at which the vote is taken, the approval of at least two-thirds of the votes cast.

Liquidation

In the event of the dissolution and liquidation of Mittal Steel, holders of Mittal Steel common shares are entitled to receive all of the assets of Mittal Steel available for distribution after payment of all liabilities pro rata to the number of common shares held by each such shareholder irrespective of the par value of the common shares held by such holder. As a holding company, Mittal Steel’s sole material assets are the capital stock of its operating subsidiaries. Therefore, in the event of dissolution and liquidation, Mittal Steel will either distribute the capital stock of the operating subsidiaries or sell such stock and distribute the net proceeds thereof after satisfying its liabilities. During liquidation, Mittal Steel’s Articles of Association will, to the extent possible, remain in full force and effect.

A resolution of the general meeting of shareholders to resolve upon the dissolution and liquidation of Mittal Steel requires a simple majority of the votes cast, without a quorum requirement.

Information Rights

Holders of Mittal Steel class A common shares and class B common shares have the following information rights:

•

the right to obtain the annual accounts and the annual report (within five months following the end of each fiscal year, Mittal Steel’s Board of Directors must prepare annual accounts accompanied by an annual report. This period may be extended by the general meeting of shareholders on account of special circumstances by a maximum of six additional months, and the annual accounts and the annual report are available free of charge to shareholders at Mittal Steel’s offices from the date of the notice convening Mittal Steel’s annual general meeting);

•

the right for (i) one or more shareholders and other persons entitled to attend such meetings jointly representing at least ten percent of the issued share capital in Mittal Steel and (ii) one or more shareholders jointly representing a par value of at least €225,000 in the aggregate in Mittal Steel to petition for an investigation (enquête) into the affairs of Mittal Steel; and

•

the right to obtain a copy of any proposal to amend Mittal Steel’s Articles of Association or to dissolve Mittal Steel at the same time as meeting notices referring to such proposals are published or sent to all those who are entitled to vote on the subject.

In addition, pursuant to the relevant provisions of Book 2 of the Dutch Civil Code, Mittal Steel’s Board of Directors must provide the general meeting of shareholders with all information that it may require, unless vital interests of Mittal Steel or any law, rule or regulation applicable to Mittal Steel would prevent it from doing so.

Mandatory Bid

Dutch law currently does not provide for mandatory takeover bids. Dutch rules on mandatory takeovers are expected to become effective in the course of 2007. The directive of the European Parliament and of the Council of the European Union on takeover bids (the “Takeover Directive”) of April 21, 2004, should have been implemented by each EU member state no later than May 20, 2006. The Takeover Directive applies to all companies governed by the laws of an EU member state of which all or some voting securities are admitted to trading on a regulated market in one or more EU member states. Pursuant to the Takeover Directive, EU member states should ensure the protection of minority shareholders by obliging the person that acquires control of a company to make an offer to all the holders of that company’s voting securities for all their holdings at an equitable price. The laws of the EU member state in which a company has its registered office will determine the percentage of voting rights that is regarded to confer control over that company. It is expected that under the Dutch implementation of the Takeover Directive, any shareholder or group of shareholders acting in concert who could exercise, directly or indirectly, at least 30% of the votes in the shareholders’ meeting of a Dutch company is considered to control such company. In addition, shareholders with controlling interests as of the date on which the Dutch implementation enters into force will be exempt from the obligation to make a takeover bid for the remaining shares they do not hold. Accordingly, even if at the date of implementation of the Takeover Directive into the laws of The Netherlands and the Significant shareholder has a greater than 30% voting interest in Mittal Steel, the Significant shareholder is still not obligated to launch a bid for the remaining outstanding shares in Mittal Steel.

Dutch Squeeze-Out Proceedings

If a person or a group of persons acting in concert holds in total 95% of a Dutch company’s issued share capital by par value for their own account, Dutch law permits that person or group of persons acting in concert to acquire the remaining ordinary shares in the company by initiating proceedings against the holders of the remaining ordinary shares. The price to be paid for such ordinary shares will be determined by the Enterprise Chamber of the Amsterdam Court of Appeal.

Disclosure of Significant Ownership of Shares

Holders of Mittal Steel shares may be subject to notification obligations pursuant to the Dutch Act on Financial Supervision (Wet op het financieel toezicht). The following description summarizes those obligations. Shareholders of Mittal Steel are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.

Pursuant to the Dutch Act on Financial Supervision, any person who, directly or indirectly, acquires or disposes of an interest in Mittal Steel’s share capital or voting rights must give written notice to, by means of a standard form, to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) if, as a result of such acquisition or disposal, the percentage of Mittal

Steel’s capital interest or voting rights held by such person falls within a different percentage range as compared with the percentage range applicable to the capital interest or voting rights held by such person prior to the acquisition or disposal. The percentage ranges referred to in the Dutch Act on Financial Supervision are 0-5%, 5-10%, 10-15%, 15-20%, 20-25%, 25%-30%, 30-40%, 40-50%, 50-60%, 60-75%, 75-95% and 95% or more.

Upon notification, the Netherlands Authority for the Financial Markets shall arrange for publication of the notification in a public registry.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests, among others, must be taken into account: (i) common shares that are directly held (or acquired or disposed of) by any person, (ii) common shares that are held (or acquired or disposed of) by such person’s subsidiaries or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement and (iii) common shares that such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of). Special rules apply to the attribution of common shares that are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of common shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on the common shares. If a pledgor or usufructuary as holder of the common shares retains such voting rights, this may trigger notification obligations for such holder.

Disclosure of Insider Transactions

Members of Mittal Steel’s Board of Directors and other insiders within the meaning of Article 5:60 of the Dutch Act on Financial Supervision must give written notice to, by means of a standard form, the Netherlands Authority for the Financial Markets if they carry out or cause to be carried out, for their own account, a transaction in shares in Mittal Steel or in securities whose value is at least in part determined by the value of shares in Mittal Steel.

C. Material Contracts

The following are material contracts, not entered into in ordinary course of business, entered into by Mittal Steel during the past two years:

i.	On November 30, 2006, Mittal Steel entered into a credit facility, which is comprised of a €12 billion term loan facility and a €5 billion revolving credit facility (the “€17 Billion Facility”). The proceeds of the term loan facility were used to refinance Mittal Steel’s €3 billion refinancing facility, €5 billion acquisition facility and €2.8 billion bridge facility, along with Arcelor’s €4 billion term loan facility and €3 billion revolving credit facility. The €5 billion revolving credit facility has remained unutilized and is fully available to Mittal Steel, the proceeds of which may be used for general corporate purposes. The €17 Billion Facility is unsecured and provides for loans bearing interest at LIBOR or EURIBOR (based on the borrowing currency) plus a margin based on a ratings grid.

As described above, Mittal Steel’s €3 billion refinancing facility, €5 billion acquisition facility and €2.8 billion bridge facility were repaid and subsequently cancelled on December 14, 2006. Arcelor’s €4 billion term loan facility, of which €3 billion was outstanding, was repaid and subsequently cancelled on December 14, 2006 and its €3 billion revolving credit facility was cancelled on December 5, 2006.

ii.	On June 25, 2006, Mittal Steel Company N.V., the Significant shareholder and Arcelor signed a binding Memorandum of Understanding to combine Mittal Steel Company N.V. and Arcelor to create the world’s leading steel company. The MOU contains provisions relating to corporate governance (see “Item 6.C—Directors, Senior Management and Employees—Board Practices”), Mittal Steel’s offer for Arcelor (the “Offer”), which Arcelor’s Board of Directors unanimously recommended on the basis of the MOU, and certain other aspects.

Memorandum of Understanding between Mittal Steel, Arcelor and the Significant Shareholder

The following summarizes certain provisions of the Memorandum of Understanding that remain in effect other than those relating to the Offer and corporate governance aspects. In the summary below, references to the “Company” refer to each of Mittal Steel and Arcelor pre-merger, and to the parent company in Mittal Steel following the merger of Arcelor and Mittal Steel.

Post-Offer Merger

The parties to the MOU agreed to use their best efforts to cause the merger of Mittal Steel into Arcelor, with Arcelor continuing to be incorporated, domiciled and headquartered in Luxembourg.

Confirmation of Social Commitments

Mittal Steel agreed to respect fully all of Arcelor’s commitments regarding employment and other social and human relations policies. Under the Memorandum of Understanding, Mittal Steel and Arcelor agreed that there will be no restructuring plan, collective lay-offs or other employee reduction plan within Arcelor in the European Union as a result of the integration of Mittal Steel and Arcelor, other than in connection with (i) Arcelor’s previously-announced restructuring plans and (ii) the remedy package agreed by Mittal Steel with the European Commission.

Independence of the Company

The parties to the MOU agreed that, during the Initial Term (i.e., from August 1, 2006 until August 1, 2009), the Significant shareholder will not increase its representation on the Company’s Board of Directors to attempt to remove a director (other than a director appointed by it) or attempt to make any change to the composition or size of the Company’s Board of Directors.

After the end of the Initial Term, and subject to the provisions of the Articles of Association, the Significant shareholder will be entitled to representation on the Company’s Board of Directors in proportion to its shareholding.

Related Party Transactions

The parties to the MOU have agreed that any transaction between the Company (including any of its subsidiaries) and its directors or any of its affiliates will be conducted on an arms’ length basis and, if material, require approval of the independent directors. The Company’s Board of Directors will be entitled to request the assistance of expert advisers as it deems necessary and appropriate from time to time in connection with any key strategic decision.

Standstill

The Significant shareholder agreed not to acquire, directly or indirectly, ownership or control of an amount of shares in the capital stock of the Company exceeding the percentage of shares in the Company that it will own or control following completion of the Offer and any subsequent offer or compulsory buy-out, except with the prior written consent of a majority of the independent directors on the Company’s Board of Directors. Any shares acquired in violation of this restriction will be deprived of voting rights and shall be promptly sold by the Significant shareholder.

Notwithstanding the above, if (and whenever) the Significant shareholder holds, directly and indirectly, less than 45% of the then-issued Company shares, the Significant shareholder may purchase (in the open market or otherwise) Company shares up to such 45% limit. In addition, the Significant shareholder is also permitted to own and vote shares in excess of the threshold mentioned in the immediately preceding paragraph or the 45% limit mentioned above, if such ownership results from (a) subscription for shares or rights in proportion to its existing shareholding in the Company where other shareholders have not exercised the entirety of their rights or (b) a reduction of the number of Company shares (e.g., through self-tender offers or share buy-backs) if the decisions to implement such measures were taken at a shareholders’ meeting in which the Significant shareholder did not vote or by the Company’s Board of Directors with a majority of independent directors voting in favor. Finally, the Significant shareholder is also permitted to own and vote shares in excess of the threshold mentioned in the immediately preceding paragraph or the 45% limit mentioned above if it acquires the excess shares in the context of a takeover bid by a third party and (i) a majority of the independent directors of the Company’s Board of Directors consents in writing to such acquisition by the Significant shareholder or (ii) the Significant shareholder acquires such shares in an offer for all of the shares of the Company.

Lock-up

During the five-year period following the settlement date of the Offer, the Significant shareholder has agreed not to transfer (and to cause its affiliates not to transfer) directly or indirectly any of the shares in the Company that it holds without the approval of a majority of the independent directors of the Company, other than in connection with (i) an acquisition proposal by a third party recommended by the majority of the independent directors of the Company or (ii) the tender of shares by the Significant shareholder in a self-tender offer by the Company. As an exception to the foregoing, during the period from the second anniversary of the settlement date of the Offer until the end of the above-referenced five-year lock-up period, the Significant shareholder may sell an amount of shares not exceeding 5% of the Company’s then-outstanding share capital without the consent of a majority of the Company’s independent directors.

The above standstill and lock-up undertakings will cease to have effect if the Significant shareholder no longer owns or controls at least 15% of the Company’s outstanding share capital.

Non-compete

For so long as the Significant shareholder holds at least 15% of the outstanding shares of the Company or has representatives on the Company’s Board of Directors or Group Management Board, the Significant shareholder and its affiliates will not be permitted to invest in, or carry on, any business competing with the Company, except for ISPAT Indonesia.

D. Exchange Controls

There are no legislative or other legal provisions currently in force in The Netherlands or arising under Mittal Steel’s Articles of Association restricting the payment of dividends to holders of the class A common shares not resident in The Netherlands, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and European Union sanctions.

There are no limitations, either under the laws of The Netherlands or in the Articles of Association, on the right of foreigners to hold or vote on our shares.

E. Taxation

United States Taxation

The following discussion is a summary of the material U.S. federal income tax consequences that are likely to be relevant to U.S. Holders (as defined below) in respect of the ownership and disposition of Mittal Steel class A common shares (hereinafter the “Mittal Steel shares”) that are held as capital assets (such as for investment purposes). This summary does not purport to address all material tax consequences that may be relevant to a particular U.S. Holder. This summary also does not take into account the specific circumstances of particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for the U.S. alternative minimum tax, investors that own or are treated as owning 10% or more of Mittal Steel’s voting shares, investors that hold Mittal Steel shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations issued thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (“IRS”), all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) or to differing interpretations.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Mittal Steel shares that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia; or

•	any other person that is subject to U.S. federal income tax on a net income basis in respect of the Mittal Steel shares.

The U.S. federal income tax consequences of a partner in a partnership holding Mittal Steel shares generally will depend on the status of the partner and the activities of the partnership. We recommend that partners in such a partnership consult their own tax advisors.

Except where specifically described below, this discussion assumes that Mittal Steel is not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. See “—Passive Foreign Investment Company Status”. This summary does not address any aspects of U.S. federal tax law other than income taxation, or any state, local, or non-U.S. tax considerations that may be applicable to investors. Additionally, this summary does not apply to an investor that is not a U.S. Holder, that does not use the U.S. dollar as its functional currency, or that holds Mittal Steel shares other than as a capital asset. Investors are urged to consult their tax advisors regarding the U.S. federal, state, local and other tax consequences of acquiring, owning and disposing of Mittal Steel shares.

(a) Taxation of Distributions

Cash distributions made by Mittal Steel in respect of Mittal Steel shares (including the amount of any applicable withholding tax in The Netherlands) will constitute a taxable dividend when such distribution is actually or constructively paid, to the extent such distribution is paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of any distribution received by a U.S. Holder in respect of Mittal Steel shares exceeds the current and accumulated earnings and profits of Mittal Steel, the distribution (i) will be treated as a non-taxable return of the U.S. Holder’s adjusted tax basis in those Mittal Steel shares and (ii) thereafter will be treated as U.S.-source capital gain. Distributions of additional Mittal Steel shares that are made to U.S. Holders with respect to their Mittal Steel shares, and that are part of a pro rata distribution to all Mittal Steel shareholders, generally will not be subject to U.S. federal income tax.

The U.S. dollar amount of a taxable dividend generally will be included in the gross income of a U.S. Holder as ordinary income derived from sources outside the United States for U.S. foreign tax credit purposes and generally will be passive category income for purposes of the foreign tax credit limitation. Dividends paid in euro will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividend is received; a recipient of such dividends generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Fluctuations in the U.S. dollar-euro exchange rate between the date that U.S. Holders receive a dividend and the date that they receive any related refund of Dutch withholding tax may give rise to foreign currency gain or loss; however, such gain or loss generally is treated as ordinary income or loss for U.S. tax purposes. Dividends paid by Mittal Steel will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the Mittal Steel shares prior to January 1, 2011 will be subject to U.S. federal income taxation at a maximum rate of 15% if the dividends represent “qualified dividend income”. Dividends paid on the Mittal Steel shares will be treated as qualified dividend income if Mittal Steel is not a PFIC in the year in which the dividend was paid or in the year prior thereto. As discussed further below, Mittal Steel believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 or 2006 taxable years, and Mittal Steel does not anticipate being a PFIC for its 2007 taxable year. See “—Passive Foreign Investment Company Status”.

Investors should be aware that the U.S. Treasury Department has announced its intention to issue proposed rules pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for this reduced rate of U.S. federal income taxation. Because these proposed certification procedures have not yet been issued, Mittal Steel is uncertain that it will be able to comply therewith. U.S. Holders of Mittal Steel shares should consult their own tax advisors regarding the availability of the reduced rate of U.S. federal income tax on dividends in light of their own particular circumstances.

Subject to the limitations and conditions provided in the Code, a U.S. Holder of Mittal Steel shares may claim a foreign tax credit against its U.S. federal income tax liability in respect of any Dutch income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid by Mittal Steel to such U.S. Holder and paid to the Dutch government. Alternatively, the U.S. Holder may deduct such Dutch income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the U.S. federal income tax treatment of any reduction in the amount of the dividend withholding tax remitted by Mittal Steel to the tax authorities in The Netherlands. See “—Taxation in The Netherlands—Withholding Tax”.

(b) Taxation of Sales, Exchanges, or Other Dispositions of Mittal Steel Shares

Sales or other taxable dispositions by U.S. Holders of Mittal Steel shares generally will give rise to gain or loss equal to the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in such Mittal Steel shares. A U.S. Holder generally will have an initial tax basis in each Mittal Steel share equal to its U.S. dollar cost.

In general, gain or loss recognized on the sale or exchange of Mittal Steel shares will be capital gain or loss and, if the U.S. Holder’s holding period for such Mittal Steel shares exceeds one year, will be long-term capital gain or loss. Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains realized prior to January 1, 2011. The deduction of capital losses against ordinary income is subject to limitations under the Code.

Passive Foreign Investment Company Status

Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered “passive assets” (generally assets that generate passive income). Mittal Steel believes that it currently is not a PFIC for U.S. federal income tax purposes, and Mittal Steel does not expect to become a PFIC in the future. This conclusion is based upon an analysis of its financial position and an interpretation of the PFIC provisions that Mittal Steel believes is correct. No assurances can be made, however, that the applicable tax law or relevant factual circumstances will not change in a manner that affects the PFIC determination.

If, contrary to the foregoing discussion, Mittal Steel were classified as a PFIC, a U.S. Holder of Mittal Steel shares would be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of Mittal Steel shares or upon the receipt of certain distributions treated as “excess distributions”, unless such U.S. Holder elected to be taxed currently (as discussed below) on its pro rata portion of Mittal Steel’s income, regardless of whether such income was actually distributed. An excess distribution generally is any distribution to a U.S. Holder with respect to Mittal Steel shares during a single taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder with respect to Mittal Steel shares during the three preceding taxable years or, if shorter, during the U.S. Holder’s holding period for the Mittal Steel shares.

The special PFIC tax rules described above will not apply to a U.S. Holder that elects to have Mittal Steel treated as a “qualified electing fund” (“QEF”). U.S. Holders should consult their tax advisors as to the availability and consequences of such election. In particular, an election to treat Mittal Steel as a QEF may not be available because information necessary to make this election may not be provided. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.

If the Mittal Steel shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such shares will constitute “marketable stock” for purposes of the PFIC rules, and a U.S. Holder thereof will not be subject to the foregoing PFIC rules if such U.S. Holder makes a mark-to-market election. After making such an election, the U.S. Holder generally will include as ordinary income each year the excess, if any, of the fair market value of the Mittal Steel shares at the end of the taxable year over the U.S. Holder’s adjusted basis in such shares. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the Mittal Steel shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s tax basis in the Mittal Steel shares will be adjusted to reflect any such income or loss amounts.

A U.S. Holder that owns Mittal Steel shares during any year in which Mittal Steel is a PFIC generally will be required to file IRS Form 8621 with the U.S. Holder’s tax return.

Backup Withholding and Information Reporting

Proceeds received upon the sale, exchange or redemption of Mittal Steel shares by U.S. Holders within the United States (or through certain U.S.-related financial intermediaries), and dividends on Mittal Steel shares paid to U.S. Holders in the United States (or through certain U.S.-related financial intermediaries), will be subject to information reporting and may be subject to backup withholding unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) provides an IRS Form W-9 (or an acceptable substitute form) that contains the U.S. Holder’s taxpayer identification number and that certifies that no loss of exemption from backup withholding has occurred.

Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability, so long as the required information is properly furnished to the IRS. Holders that are not U.S. Holders may need to comply with certification procedures to establish their non-U.S. status in order to avoid information reporting and backup withholding tax requirements.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. EACH INVESTOR IN MITTAL STEEL CLASS A COMMON SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF MITTAL STEEL CLASS A COMMON SHARES BASED ON THE INVESTOR’S PARTICULAR CIRCUMSTANCES.

Taxation in the Netherlands

General

The following is a summary of certain Netherlands tax consequences of the holding and disposal of Mittal Steel class A common shares (Mittal Steel is hereinafter referred to as the “Company”, the shares in the Company are hereinafter referred to as “Shares”). This summary does not purport to describe all possible tax considerations or consequences that may be relevant to such holder or prospective holder of Shares. Holders should consult with their tax advisors with regards to the tax consequences of investing in the Shares in their particular circumstances. The discussion below is included for general information purposes only.

Please note that this summary does not describe the tax considerations for holders of Shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in the Company as laid down in the Netherlands Income Tax Act 2001. Generally, a holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of that company’s annual profits and/or to 5% or more of that company’s liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Furthermore, this summary does not describe the tax considerations for holders of Shares if the holder has an interest in the Company that qualifies for the participation exemption as laid down for the purposes of the Netherlands Corporate Income Tax Act 1969. Generally, a taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term). Furthermore, a taxpayer’s shareholding of less than 5% of a company’s nominal paid-up share capital may qualify as a participation for a certain period if the shareholding was held for more than one year and continuously qualified as a participation during that period.

Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and regulations, as in effect on the date hereof and as interpreted in published case law on the date hereof and is subject to change after such date, including changes that could have retroactive effect.

Withholding Tax

Dividends distributed by the Company generally are subject to Netherlands dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among others:

•	distributions in cash or in kind;

•

liquidation proceeds, proceeds of redemption of Shares, or proceeds of the repurchase of Shares by the Company or one of its subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those Shares recognized for purposes of Netherlands dividend withholding tax;

•

an amount equal to the par value of Shares issued or an increase of the par value of Shares, to the extent that it does not appear that a contribution, recognized for purposes of Netherlands dividend withholding tax, has been made or will be made; and

•

partial repayment of the paid-in capital, recognized for purposes of Netherlands dividend withholding tax, if and to the extent that the Company has net profits (zuivere wins), unless the holders of Shares have resolved in advance at a general meeting to make such repayment and the par value of the Shares concerned has been reduced by an equal amount by way of an amendment of the Company’s Articles of Association.

If a holder of Shares is resident in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such other country, such holder of Shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax. If a holder of Shares is an entity that is resident in a member state of the European Union and, generally, holds 5% or more of the Company’s nominal paid-up share capital and meets certain other conditions, such holder may be eligible for a full exemption from Netherlands dividend withholding tax. The exemption may also be available if a holder of Shares is an entity that is resident in a member state of the European Union and the shareholding in the Company would have qualified as a participation, as described under “—General” above, if the holder of Shares were a taxpayer in the Netherlands.

Individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands resident individuals” and “Netherlands resident entities”, as the case may be), including individuals who have made an election for the application of the rules of the Netherlands Income Tax Act 2001 as they apply to residents of the Netherlands, can generally credit the Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of Shares that are neither resident nor deemed to be resident of the Netherlands if the Shares are attributable to become a Netherlands permanent establishment of such non-resident holder. If a holder of Shares is a qualifying Netherlands resident investment fund (fiscale beleggingsinstelling) or if a holder of Shares is (i) a Netherlands resident entity or an entity that is a resident in a member state of the European Union and (ii) is not subject to taxes on income and capital gains, such holder may be eligible for a refund of Netherlands dividend withholding tax.

In general, the Company will be required to remit all amounts withheld as Netherlands dividend withholding tax to the Netherlands tax authorities. However, under certain circumstances, the Company is allowed to reduce the amount to be remitted to the Netherlands tax authorities by the lesser of:

•	3% of the portion of the distribution paid by the Company that is subject to Netherlands dividend withholding tax; and

•

3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by the Company from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by the Company) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned reduction.

Although this reduction reduces the amount of Netherlands dividend withholding tax that the Company is required to pay to the Netherlands tax authorities, it does not reduce the amount of tax that the Company is required to withhold on dividends.

Pursuant to legislation to counteract “dividend stripping”, a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner of the Shares. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding cost on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Taxes on Income and Capital Gains

Netherlands resident individuals

If a holder of Shares is a Netherlands resident individual (including the non-resident individual holder who has made an election for the application of the rules of the Netherlands Income Tax Act 2001 as they apply to residents of the Netherlands), any benefit derived or deemed to be derived from the Shares is taxable at the progressive income tax rates (with a maximum of 52%), if:

(a)	the Shares are attributable to an enterprise from which the Netherlands resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise, without being an entrepreneur or a shareholder, as laid down in the Netherlands Income Tax Act 2001; or

(b)	the holder of the Shares is considered to perform activities with respect to the Shares that go beyond ordinary active asset management (normaal vermogensbeheer) or derives benefits from the Shares that are otherwise taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If conditions (a) and (b) do not apply to the individual holder of Shares, the Shares are recognized as investment assets and included as such in such holder’s net investment asset base (rendementsgrondslag). Such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his or her net investment assets for the year at an income tax rate of 30%. The aggregate amount of the net investment assets for the year is the average of the fair market value of the investment assets less the allowable liabilities at the beginning of that year and the fair market value of the investment assets less the allowable liabilities at the end of that year. A tax free allowance may be available. Actual benefits derived from the Shares are as such not subject to Netherlands income tax.

Netherlands resident entities

Any benefit derived or deemed to be derived from the Shares held by Netherlands resident entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25.5% (a corporate income tax rate of 20% applies with respect to taxable profits up to €25,000, the first bracket for 2007, and profits between €25,000 and €60,000 are taxed at a rate of 23.5%, the second bracket for 2007).

A Netherlands qualifying pension fund is in principle not subject to Netherlands corporate income tax. A qualifying Netherlands resident investment fund (fiscale beleggingsinstelling) is subject to Netherlands corporate income tax at a special rate of 0 percent.

Non-residents of the Netherlands

A holder of Shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under the Shares or any gain realized on the disposal or deemed disposal of the Shares, provided that:

(i)	such holder is neither a resident nor deemed to be resident in the Netherlands for Netherlands tax purposes and, if such holder is an individual, he or she has not made an election for the application of the rules of the Netherlands Income Tax Act 2001 as they apply to residents of the Netherlands;

(ii)	such holder does not have an interest in an enterprise or a deemed enterprise that, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment (statutorily defined term) or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Shares are attributable; and

(iii)	in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the Shares that go beyond ordinary active asset management (normaal vermogensbeheer) and does not derive benefits from the Shares that are otherwise taxable as benefits from other activities in the Netherlands (resultaat uit overige werkzaamheden).

Gift, Estate and Inheritance Taxes

Residents of the Netherlands

Gift, estate and inheritance taxes will arise in the Netherlands with respect to a transfer of the Shares by way of a gift by, or on the death of, a holder of Shares who is resident or deemed to be resident in the Netherlands at the time of the gift or his or her death.

Non-residents of the Netherlands

No Netherlands gift, estate or inheritance taxes will arise on the transfer of the Shares by way of a gift by, or on the death of, a holder of Shares who is neither resident nor deemed to be resident in the Netherlands, unless:

(i)	such holder at the time of the gift has or at the time of his or her death had an enterprise or an interest in an enterprise that, in whole or in part, is or was either effectively managed in the Netherlands or carried out through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Shares are or were attributable; or

(ii)	in the case of a gift of the Shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

For purposes of Netherlands gift, estate and inheritance taxes, among others, a person that holds the Netherlands nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or the death of such person. Additionally, for purposes of Netherlands gift tax, among others, a person not holding the Netherlands nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Other Taxes and Duties

No Netherlands registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a holder of Shares in respect of the ownership or disposal of the Shares.

F. Dividends and Paying Agents

In 2006, four quarterly interim dividends were paid by Mittal Steel on March 15, June 15, September 15 and December 15. The paying agent for shareholders who held shares listed on the NYSE was The Bank of New York, the paying agent for shareholders who held shares listed on Euronext Amsterdam was ABN AMRO Bank N.V., the paying agent for shareholders who held shares listed on Euronext Paris was Société Générale S.A., the paying agent for shareholders who held shares listed on Euronext Brussels was Bank DeGroof N.V., the paying agent for shareholders who held shares listed on the Luxembourg Stock Exchange was HSBC Trinkaus and the paying agent for shareholders who held shares listed on the Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia) was BBVA (September 15) or IBERCLEAR (December 15).

G. Statements by Experts

Not applicable.

H. Documents on Display

A copy of any or all of the documents deemed to be incorporated in this report by reference, unless such documents have been modified or superseded as specified herein, may be obtained at our registered office as set out in Item 4 of this annual report.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are related to fluctuations in commodity prices, energy, interest rates and in currency exchange rates. Mittal Steel uses a variety of financial instruments to hedge these exposures. Mittal Steel does not hold or issue derivative financial instruments for trading purposes. The fair value information presented below is based on the information available to management as of the date of the balance sheet. Although Mittal Steel is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of this annual report since that date, and therefore, the current estimates of fair value may differ significantly from the amounts presented below. The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates. The fair value estimates presented below are not necessarily indicative of the amounts that Mittal Steel could realize in the current market exchange.

Interest Rate Sensitivity

The estimated fair values of Mittal Steel’s short- and long-term debt are as follows:

	2005		2006
(Amounts in $ millions)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Instruments payable bearing interest at variable rates	6,589	6,594	20,674	20,674
Instruments payable bearing interest at fixed rates	1,575	1,649	4,664	4,756

Long-term debt, including current portion	8,164	8,243	25,338	25,430
Payable to banks	144	144	1,229	1,229

Mittal Steel has $25,338 million of long-term debt (including debt due within one year) outstanding as at December 31, 2006. Of the total of long-term debt, $20,674 million is floating-rate debt. Assuming a hypothetical 1% increase or decrease in interest rates, interest expense would be expected to increase or decrease by approximately $200 million.

The remaining $4,664 million of long-term debt is fixed-rate debt. Assuming a hypothetical 1% decrease in interest rates at December 31, 2006, the fair value of this fixed-rate debt would be expected to increase to $4,825 million. Fair market values are based upon market prices or current borrowing rates with similar rates and maturities.

Exchange Rate Sensitivity

Mittal Steel has operations in various countries around the world. Mittal Steel actively manages its foreign exchange exposures by using derivative financial instruments. Mittal Steel has established a control environment, which includes polices and procedures for risk assessment and the approval and monitoring of derivative financial instruments activities. Mittal Steel’s derivatives contracts generally are short-term in nature. In this way, we believe that we have mitigated a significant portion of foreign exchange exposure.

Commodity Price Sensitivity

Mittal Steel utilizes derivative commodity instruments to hedge its exposure to fluctuations in the exchange tradable input costs of steel-making. These cover base metals, natural gas, electricity, oil and oil products, carbon emissions and freight. During the fourth quarter of 2005, Mittal Steel’s Board of Directors adopted a new commodity risk management policy to manage its risks related to these commodities.

The timing of transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge against fluctuations in the cost of these commodities. This hedging policy allows for trades with a tenor up to three years, and limits are placed on the percentage that can be hedged.

It is Mittal Steel’s policy to adopt hedge accounting standards within its commodity hedging program; however, not all of Mittal Steel’s hedge contracts outstanding on December 31, 2006 are considered hedges as defined by IAS 39.

Mittal Steel enters into hedges utilizing exchange traded futures contracts and over-the-counter swaps and options, primarily with its lending banks. Counterparties are large institutions, regularly vetted and not considered a credit risk by Mittal Steel.

Exposures to natural gas in Western Europe are hedged using a formula to the Brent Oil markets in London.

Mittal Steel has an active hedging program managing its base metal risks in zinc, nickel, aluminum and tin.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Mittal Steel’s controls and procedures are designed to provide reasonable assurance of achieving their objectives.

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2006. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2006 to provide reasonable assurance that (i) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Mittal Steel;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and, as it pertains to the information relating to the nature and effect of differences between IFRS and U.S. GAAP described in Note 28 to the Mittal Steel Consolidated Financial Statements, in accordance with U.S. GAAP;

•	provide reasonable assurance that receipts and expenditures of Mittal Steel are made in accordance with authorizations of Mittal Steel’s management and directors; and

•

provide reasonable assurance that unauthorized acquisition, use or disposition of Mittal Steel’s assets that could have a material effect on the financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We excluded from our assessment the internal control over financial reporting of Arcelor S.A. and subsidiaries (a consolidated subsidiary), which was acquired on August 1, 2006, and whose financial statements reflect total assets and revenues constituting 50% and 39%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2006 based upon the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that Mittal Steel’s internal control over financial reporting was effective as of December 31, 2006.

Attestation Report of the Independent Registered Public Accounting Firm

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Deloitte Accountants B.V., an independent registered public accounting firm, as stated in their report below.

To the Board of Directors and Shareholders of Mittal Steel Company N.V.

We have audited management’s assessment, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”, that Mittal Steel Company N.V. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in “Management’s Annual Report on Internal Control over Financial Reporting”, management excluded from its assessment the internal control over financial reporting of Arcelor S.A. and subsidiaries (“Arcelor S.A.”, a consolidated subsidiary), which was acquired on August 1, 2006 and whose financial statements reflect total assets and revenues constituting 50% and 39%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting of Arcelor S.A. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Mittal Steel Company N.V. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2005 and 2006 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. We did not audit the consolidated financial statements of Arcelor S.A. and subsidiaries (“Arcelor S.A.”) (a consolidated subsidiary) (except for Dofasco, Inc., Belgo Siderurgia S.A., Companhia Siderúrgica Tubarão S.A., Sol Coqueria Tubarão S.A., Arcelor España S.A., Arcelor Largos Perfiles, and Laminandos Velasco S.L., consolidated subsidiaries of Arcelor S.A., whose financial statements for the five months ended December 31, 2006 were audited by us) which statements reflect total assets constituting 39% of consolidated total assets as of December 31, 2006 and total revenues constituting 31% of consolidated total revenues for the year ended December 31, 2006. Our report dated April 16, 2007 expresses an unqualified opinion on those consolidated financial statements based on our audits and the report of other auditors and includes an explanatory paragraph relating to the differences between International Financial Reporting Standards as adopted by the European Union and accounting principles generally accepted in the United States of America.

Deloitte Accountants B.V.

April 16, 2007

Rotterdam, The Netherlands

Change in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Narayanan Vaghul, Chairman of Audit Committee, is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Vaghul and each of the other members of the Audit Committee are “independent directors” as defined under the NYSE listing standards.

Mr. Narayanan Vaghul, 70, has 49 years of experience in the financial sector and has been the Chairman of Industrial Credit and Investment Corporation of India Limited for 16 years and of ICICI Bank Ltd. for the last two years. Prior to this, he was Chairman of the Bank of India and Executive Director of the Central Bank of India. He was chosen as the Businessman of the Year in 1992 by Business India, a leading Indian publication, and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a board member of various other companies, including Wipro Limited, Mahindra & Mahindra Limited, Nicholas Piramal India Limited, Apollo Hospitals Limited and Himatsingka Seide Limited.

ITEM 16B. CODE OF ETHICS

Mittal Steel has adopted a “Code of Business Conduct” applicable to all directors and to senior management, including our Chief Executive Officer and Chief Financial Officer, and employees of Mittal Steel. The Code has been disseminated through company-wide communications and is posted on Mittal Steel’s website at http://www.mittalsteel.com.

Mittal Steel intends to disclose any amendment to or waiver from the Code of Business Conduct applicable to any of the Mittal Steel’s directors, to Chief Executive Officer, Chief Financial Officer or any other person who is an executive officer of Mittal Steel on Mittal Steel’s website at http://www.mittalsteel.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Accountants B.V. (“Deloitte”) acted as principal independent registered public accounting firm for Mittal Steel for the fiscal years ended December 31, 2005 and 2006, and KPMG was the independent registered public accounting firm of Arcelor for the fiscal year ended December 31, 2006. Set forth below is a breakdown of fees of Deloitte for services rendered in 2005 and 2006 and of KPMG for services rendered since August 1, 2006 for Arcelor and for the fiscal year ended December 31, 2006 for Mittal Steel.

Audit Fees. Deloitte’s audit fees in 2005 and 2006 were $25.1 million and $29.9 million, respectively. KPMG’s audit fees since August 1, 2006 for Arcelor and in 2006 for Mittal Steel were $18.6 million. Audit fees are for the audit of our consolidated financial statements, including other services normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Deloitte’s audit-related fees in 2005 and 2006 were $0.2 million and $0.3 million, respectively. KPMG’s audit-related fees since August 1, 2006 for Arcelor and in 2006 for Mittal Steel were $2.6 million. Audit-related fees include primarily fees for due diligence work and employee benefit plan audits.

Tax Fees. Deloitte’s tax fees in 2005 and 2006 were $1.6 million and $1.1 million, respectively. KPMG’s tax fees since August 1, 2006 for Arcelor and in 2006 for Mittal Steel were $3.2 million. Tax fees are fees related to services for tax planning, tax advice and tax compliance.

All Other Fees. Deloitte’s fees in 2005 and 2006 for all other services were $0.1 million and $0.6 million, respectively. KPMG’s fees for all other services since August 1, 2006 for Arcelor and in 2006 for Mittal Steel were $0.2 million. All other fees are for any products and services not included in the first three categories.

The Audit Committee has reviewed and approved all of the audit, audit-related, tax and other services provided by the principal independent registered public accounting firm in 2006, within its scope prior to completion of the engagements. None of the services provided in 2006 were approved under the de minimis exception allowed under the Exchange Act.

The Audit Committee pre-approves all permissible non-audit service engagements rendered by the principal independent registered public accounting firm. The Audit Committee has delegated pre-approval powers on a case by case basis to the Audit Committee Chairman, for instances where the Committee is not in session and the pre-approved services are reviewed in the subsequent Committee meeting.

In making its recommendation to appoint Deloitte as our principal independent registered public accounting firm for the fiscal year ended December 31, 2006, the Audit Committee has considered whether the services provided by Deloitte are compatible with maintaining Deloitte’s independence and has determined that such services do not interfere with Deloitte’s independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(1)
January 1, 2006 – January 31, 2006	0	0	0	2,570,040
February 1, 2006 – February 28, 2006	0	0	0	2,570,040
March 1, 2006 – March 31, 2006	0	0	0	2,570,040
April 1, 2006 – April 30, 2006	0	0	0	2,570,040
May 1, 2006 – May 31, 2006	0	0	0	2,570,040
June 1, 2006 – June 30, 2006	0	0	0	2,570,040
July 1, 2006 – July 31, 2006	0	0	0	2,570,040
August 1, 2006 – August 31, 2006	0	0	0	2,570,040
September 1, 2006 – September 30, 2006	0	0	0	2,570,040
October 1, 2006 – October 31, 2006	0	0	0	2,570,040
November 1, 2006 – November 30, 2006	0	0	0	2,570,040
December 1, 2006 – December 31, 2006	0	0	0	2,570,040

Total	0	0	0

(1)

Each year, Mittal Steel’s Board of Directors receives shareholder authorization at the annual general meeting to acquire up to 10% of the nominal value of Mittal Steel’s total issued and outstanding share capital (which includes the issued and outstanding class A and class B common shares), provided, however, that the class A common shares may be purchased by Mittal Steel only for a period of up to 18 months. In addition, the purchase price may not exceed 125% of the current market price of the class A common shares on the NYSE or Euronext Amsterdam and may not be less than the nominal value of the class A common shares. Pursuant to the shareholder authorization, the Board of Directors has authorized and publicly announced the purchase of up to the following number of class A common shares on the dates indicated:

•	1,250,000 class A common shares on October 28, 1997;

•	2,500,000 class A common shares on December 22, 1997;

•	2,600,000 class A common shares on September 1, 1998;

•	6,350,000 class A common shares on September 8, 1998; and

•	5,000,000 class A common shares on October 28, 2002.

As of December 31, 2006, of the 17,700,000 Mittal Steel class A common shares authorized for purchase, 15,129,960 class A common shares have been purchased.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, together with the reports of Deloitte Accountants B.V., KPMG Audit S. à r. l., Ernst & Young Accountants and KPMG Inc. thereon, are filed as part of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1.*	Amended and Restated Articles of Association of Mittal Steel Company. N.V. dated September 7, 2006 (English translation filed as Exhibit 4.1 to Mittal Steel Company N.V.’s registration statement on Form F-3 (Reg. No. 333-140846) filed with the Commission on February 23, 2007, and incorporated by reference hereto).

2.1.*	Mittal Steel Company N.V. Global Stock Option Plan, effective September 15, 1999 (filed as Exhibit 4.1 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2000 (File No. 001-14666), and incorporated by reference hereto).

4.1.*	Acquisition Agreement dated as of October 24, 2004 between Mittal Steel Company N.V. (formerly known as Ispat International N.V.) and The Richmond Investment Holdings Limited (filed as Annex A in Exhibit 1.1 to Mittal Steel Company N.V.’s report on Form 6-K (File No. 001-14666) filed with the Commission on November 18, 2004, and incorporated by reference hereto).

4.2.*	Agreement and Plan of Merger and Reorganization dated as of October 24, 2004, among Mittal Steel Company N.V. (formerly known as Ispat International N.V.), Park Acquisition Corp. and International Steel Group Inc. (filed as Exhibit 1.1 to Mittal Steel Company N.V.’s report on Form 6-K (File No. 001-14666) filed with the Commission on October 28, 2004, and incorporated by reference hereto).

4.3.*	Shareholder’s agreement dated as of August 13, 1997 among Ispat International N.V., LNM Holdings S.L. (renamed Ispat International Investments S.L.) and Mr. Lakshmi N Mittal (filed as Exhibit 4.3 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2004 (File No. 001-14666), and incorporated by reference hereto).

4.4.*	Non-competition agreement dated as of December 17, 2004 between Ispat International N.V. and Mr. Lakshmi N. Mittal. (filed as Exhibit 10.4 to Mittal Steel Company N.V.’s registration statement on Form F-4 (Reg. No. 333-121220) filed with the Commission on February 3, 2005, and incorporated by reference hereto).

8.1.	List of Significant Subsidiaries.

10.1.*	Memorandum of Understanding dated June 25, 2006 among Arcelor, Mittal Steel Company N.V. and Mr. and Mrs. Lakshmi N. Mittal (filed as Exhibit 99.1 to Mittal Steel Company N.V.’s report on Form 6-K (File No. 001-14666) filed with the Commission on June 29, 2006, and incorporated by reference hereto).

10.2.	Agreement dated November 30, 2006 among Mittal Steel Company N.V., the Arrangers named therein, the Original Lenders named therein and the Facility Agent named therein.

12.1.	Certifications of Mittal Steel Company N.V.’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.

13.1.	Certifications of Mittal Steel Company N.V.’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1.	Consent of Deloitte Accountants B.V.

15.2.	Consent of Ernst & Young Accountants (Mittal Steel Holdings N.V. and subsidiaries).

15.3.	Consent of KPMG Inc. (Ispat Iscor Limited, December 31, 2004).

15.4.	Consent of KPMG Audit S.à r.l. (Arcelor Subsidiaries).

*	Previously filed.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2005 and 2006 and

for each of the three years in the period ended December 31, 2006

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mittal Steel Company N.V.

We have audited the accompanying consolidated balance sheets of Mittal Steel Company N.V. and subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Arcelor S.A. and subsidiaries (“Arcelor S.A.”, a consolidated subsidiary) (except for Dofasco, Inc., Belgo Siderurgia S.A., Companhia Siderúrgica Tubarão S.A., Sol Coqueria Tubarão S.A., Acindar Industria Argentina de Aceros S.A., Arcelor España S.A., Arcelor Largos Perfiles, and Laminandos Velasco S.L., consolidated subsidiaries of Arcelor S.A., whose financial statements for the period from August 1, 2006 to December 31, 2006 were audited by us) which statements reflect total assets constituting 39% of consolidated total assets as of December 31, 2006 and total revenues constituting 31% of consolidated total revenues for the year ended December 31, 2006. With respect to the consolidated net income information stated on the basis of accounting principles generally accepted in the United States of America as presented in Note 28, we did not audit the consolidated financial statements of Mittal Steel Holdings A.G. (formerly Mittal Steel Holdings N.V., a consolidated subsidiary) for the year ended December 31, 2004 (except for Mittal Steel Poland, S.A., a consolidated subsidiary of Mittal Steel Holdings A.G., whose consolidated financial statements for the year ended December 31, 2004 were audited by us), which statements reflect total revenues of 45% for the year ended December 31, 2004. Such financial statements were audited by other auditors whose reports (which as to the Arcelor S.A. report is qualified because the omission of comparative financial information is not in conformity with International Financial Reporting Standards as adopted by the European Union, the effect of which, in our opinion, is not relevant in relation to the consolidated financial statements) have been furnished to us, and our opinion, insofar as it relates to the amounts included for Arcelor S.A. and Mittal Steel Holdings A.G., is based solely on the reports of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Mittal Steel Company N.V. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in accordance with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

Deloitte Accountants B.V.

April 16, 2007

Rotterdam, The Netherlands

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Arcelor S.A.:

We have audited the accompanying consolidated balance sheet of Arcelor S.A. and subsidiaries (“the Group”) as of December 31, 2006, and the related consolidated income statement, statement of cash flows, and statement of changes in shareholders’ equity for the five months ended December 31, 2006. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

IAS 34 requires that interim financial statements be presented with comparative financial information. These consolidated interim financial statements have been prepared solely for the purpose of consolidating the Group into the consolidated financial statements of Mittal Steel Company N.V. (“Mittal Steel”) as of and for the year ended December 31, 2006. Accordingly, no comparative financial information is presented.

In our opinion, except for the omission of comparative financial information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Arcelor S.A. and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the five months ended December 31, 2006, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

The consolidated financial statements referred to above are based on the historical values of Arcelor S.A.'s assets and liabilities prior to its acquisition by Mittal Steel and, accordingly, do not include the purchase price adjustments to such amounts reflected in the consolidated financial statements of Mittal Steel as a result of such acquisition.

/s/ KPMG Audit S. à r. l.

City of Luxembourg
Luxembourg
April 16, 2007

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of Mittal Steel Company N.V.:

We have audited the consolidated statements of income, comprehensive income, shareholder’s equity, and cash flows of Mittal Steel Holdings N.V. (formerly LNM Holdings N.V.) and subsidiaries for the year ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the consolidated financial statements of Ispat Iscor Limited (formerly Iscor Ltd.) and subsidiaries for the year ended December 31, 2004, a consolidated subsidiary at December 31, 2004, which statements reflect total revenues constituting 26% of the related consolidated totals. These consolidated financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Ispat Iscor Limited and subsidiaries, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Mittal Steel Holdings N.V. and subsidiaries for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Rotterdam, The Netherlands

February 9, 2005

/s/ Ernst & Young Accountants

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Ispat Iscor Limited

We have audited the Consolidated Income Statement, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statement and Consolidated Statement of Comprehensive Income of Ispat Iscor Limited and subsidiaries for the year ended December 31, 2004. These Consolidated Financial Statements are the responsibility of the management and directors of Ispat Iscor Limited. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned Consolidated Financial Statements present fairly, in all material respects, the results of operations and cash flows of Ispat Iscor Limited and subsidiaries for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG Inc.
/s/ KPMG Inc.

Registered Accountants and Auditors
Pretoria, South Africa
February 8, 2005

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2005*	2006
	(millions of U.S. Dollars, except share data)
ASSETS
Current assets:
Cash and cash equivalents	2,035	6,020
Restricted cash	100	120
Short-term investments	14	6
Assets held for sale (note 4)	—	1,267
Trade accounts receivables (note 5)	2,287	8,769
Inventories (note 6)	5,994	19,238
Prepaid expenses and other current assets (note 7)	925	3,942

Total current assets	11,355	39,362

Non-current assets:
Goodwill and intangible assets (note 8)	1,806	10,782
Property, plant and equipment (note 9)	19,045	54,696
Investments accounted for using the equity method (note 10)	947	3,492
Other investments (note 11)	277	1,151
Deferred tax assets (note 19)	318	1,670
Other assets	119	1,013

Total non-current assets	22,512	72,804

Total assets	33,867	112,166

*	The 2005 comparative information has been adjusted retrospectively for the adoption of IFRIC 4 which occurred as of January 1, 2006 (see note 1) as well as the finalization of purchase price allocations on ISG and Mittal Steel Kryviy Rih (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

Consolidated Balance Sheets, continued

	December 31,
	2005*	2006
	(millions of U.S. Dollars, except share data)
LIABILITIES AND EQUITY
Current liabilities:
Payable to banks and current portion of long-term debt (note 13)	334	4,922
Trade accounts payable	2,504	10,717
Short-term provisions (note 20)	109	569
Liabilities held for sale (note 4)	—	239
Accrued expenses and other liabilities (note 21)	2,169	7,579
Income tax liabilities	483	534

Total current liabilities	5,599	24,560

Non-current liabilities:
Long-term debt, net of current portion (notes 13 and 14)	7,974	21,645
Deferred tax liabilities (note 19)	2,174	7,274
Deferred employee benefits (note 18)	1,054	5,285
Long-term provisions (note 20)	611	1,880
Other long-term obligations	998	1,331

Total non-current liabilities	12,811	37,415

Total liabilities	18,410	61,975

Equity (note 16):
Common shares:
Class A shares, (EURO 0.01 par value per share, 5,000,000,000 shares authorized, shares issued and outstanding: 255,401,673 at December 31, 2005 and 934,818,280 at December 31, 2006)	2	11
Class B shares, (EURO 0.10 par value per share (2005), EURO 0.01 par value per share (2006), 721,500,000 shares authorized, 457,490,210 shares issued and outstanding)	58	6
Treasury stock (8,828,784 class A shares at December 31, 2005 and 7,039,547 class A shares at December 31, 2006, at cost)	(111)	(84)
Additional paid-in capital	2,239	25,566
Retained earnings	10,270	14,974
Reserves	828	1,654

Equity attributable to the equity holders of the parent	13,286	42,127
Minority interest	2,171	8,064

Total equity	15,457	50,191

Total liabilities and equity	33,867	112,166

Commitments and contingencies (notes 22 and 23)

*	The 2005 comparative information has been adjusted retrospectively for the adoption of IFRIC 4 which occurred as of January 1, 2006 (see note 1) as well as the finalization of purchase price allocations on ISG and Mittal Steel Kryviy Rih (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

Consolidated Statements of Income

	Year Ended December 31,
	2004*	2005*	2006
	(millions of U.S. Dollars, except share and per share data)
Sales:	20,612	28,132	58,870
(Including 2,235 in 2004, 2,339 in 2005 and 3,847 in 2006 of sales to related parties)
Cost of sales (including depreciation and amortization of 734 in 2004, 1,113 in 2005 and 2,296 in 2006 )	14,422	22,341	48,411

(Including 1,021 in 2004, 914 in 2005 and 1,740 in 2006 of purchases from related parties)
Gross margin	6,190	5,791	10,459
Selling, general and administrative	676	1,062	2,960

Operating income	5,514	4,729	7,499
Other income – net (including negative goodwill of 1,009 in 2004, 147 in 2005, and nil in 2006)	1,143	214	49
Income from equity method investments	149	86	301
Financing costs – net (note 17)	(214)	(353)	(654)

Income before taxes	6,592	4,676	7,195
Income tax expense (note 19)	967	881	1,109

Net income (including minority interest)	5,625	3,795	6,086

Attributable to:
Equity holders of the parent	5,210	3,301	5,226
Minority interests	415	494	860

Net income (including minority interest)	5,625	3,795	6,086

*	Prior period information has been adjusted retrospectively for the adoption of IFRIC 4 which occurred as of January 1, 2006 (see note 1) as well as the finalization of purchase price allocations on ISG and Mittal Steel Kryviy Rih (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

Consolidated Statements of Income, continued

	Year Ended December 31,
	2004*	2005*	2006
	(millions of U.S. Dollars, except share and per share data)
Earnings per common share
Basic:
Class A common shares	8.10	4.80	5.29
Class B common shares	8.10	4.80	5.29
Diluted:
Class A common shares	8.10	4.79	5.28
Class B common shares	8.10	4.79	5.28
Weighted average common shares outstanding (in millions)
Basic:
Class A common shares	186	230	531
Class B common shares	457	457	457
Total	643	687	988
Diluted:
Class A common shares	186	232	533
Class B common shares	457	457	457
Total	643	689	989

*	Prior period information has been adjusted retrospectively for the adoption of IFRIC 4 which occurred as of January 1, 2006 (see note 1) as well as the finalization of purchase price allocations on ISG and Mittal Steel Kryviy Rih (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

	Shares**	Share capital	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Net income for the year	Reserves			Equity	Minority interest	Total equity
(millions of U.S. Dollars, except share and per share data)							Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains on Available for Sale Securities
*Balance at December 31, 2003	643	59	(110)	584	4,372	—	—	2	69	4,976	266	5,242
Movement with minority shareholders		—	—	—	2	—	—	—	—	2	1,194	1,196
Items recognized directly in equity		—	—	—	—	—	1,368	4	66	1,438	—	1,438
Net income		—	—	—	—	5,210	—	—	—	5,210	415	5,625

Recognized income and expenses		—	—	—	—	5,210	1,368	4	66	6,648	415	7,063
Transfer to retained earnings		—	—	—	5,210	(5,210)	—	—	—	—	—	—
Treasury Stock (note 16)		—	(13)	(32)	—	—	—	—	—	(45)	—	(45)
Dividends		—	—	—	(2,385)	—	—	—	—	(2,385)	—	(2,385)

*Balance at December 31, 2004	643	59	(123)	552	7,199	—	1,368	6	135	9,196	1,875	11,071
Movement with minority shareholders		—	—	—	(17)	—	—	—	—	(17)	(198)	(215)
Items recognized directly in equity		—	—	—	—	—	(758)	(10)	87	(681)	—	(681)
Net income		—	—	—	—	3,301	—	—	—	3,301	494	3,795

Recognized income and expenses		—	—	—	—	3,301	(758)	(10)	87	2,620	494	3,114
Transfer to retained earnings		—	—	—	3,301	(3, 301)	—	—	—	—	—	—
Recognition of share based payments		—	—	3	—	—	—	—	—	3	—	3
Issuance of shares in connection with ISG acquisition (net of capital duties of 11)	61	1	—	1,693	—	—	—	—	—	1,694	—	1,694
Treasury Stock (note 16)		—	12	(9)	—	—	—	—	—	3	—	3
Dividends (0.30 per share)		—	—	—	(213)	—	—	—	—	(213)	—	(213)

*Balance at December 31, 2005	704	60	(111)	2,239	10,270	—	610	(4)	222	13,286	2,171	15,457
Movement with minority shareholders		—	—	—	—	—	—	—	—	—	—	—
Items recognized directly in equity		—	—	—	—	—	826	(16)	16	826	5,033	5,859
Net income		—	—	—	—	5,226	—	—	—	5,226	860	6,086

Recognized income and expenses		—	—	—	—	5,226	826	(16)	16	6,052	5,893	11,945
Transfer to retained earnings		—	—	—	5,226	(5,226)	—	—	—	—	—	—
Recognition of share based payments		—	—	29	—	—	—	—	—	29	—	29
Voting right reduction		(52)	—	52	—	—	—	—	—	—	—	—
Issuance of shares in connection with Arcelor acquisition	680	9	—	23,231	—	—	—	—	—	23,240	—	23,240
Treasury Stock (note 16)	1	—	27	15	—	—	—	—	—	42	—	42
Dividends (0.50 per share)		—	—	—	(522)	—	—	—	—	(522)	—	(522)

Balance at December 31, 2006	1,385	17	(84)	25,566	14,974	—	1,436	(20)	238	42,127	8,064	50,191

*	Prior period information has been adjusted retrospectively for the adoption of IFRIC 4 which occurred as of January 1, 2006 (see note 1) as well as the finalization of purchase price allocations on ISG and Mittal Steel Kryviy Rih (see note 3).
**	Excludes treasury shares.

The accompanying notes are an integral part of these consolidated financial statements.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2004*	2005*	2006
	(millions of U.S. Dollars)
Operating activities:
Net income	5,625	3,795	6,086
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	734	1,113	2,296
Interest expense	259	503	1,124
Interest paid	(256)	(246)	(867)
Income tax expense	785	1,110	925
Taxes paid	(454)	(892)	(1,083)
Negative goodwill released to income	(1,009)	(147)	—
Other non-cash operating expenses (net)	(176)	(330)	(733)
Changes in operating assets and liabilities, net of effects from acquisition:
Trade accounts receivable	(212)	406	(128)
Inventories	(1,374)	33	(584)
Trade accounts payable	165	15	854
Other working capital movements	213	(1,486)	(768)

Net cash provided by operating activities	4,300	3,874	7,122

Investing activities:
Purchase of property, plant and equipment	(837)	(1,181)	(2,935)
Acquisition of net assets of subsidiaries, net of cash acquired of 45, 816 and 4,599, respectively	67	(6,120)	(5,842)
Other investing activities (net)	114	(211)	201

Net cash used in investing activities	(656)	(7,512)	(8,576)

Financing activities:
Proceeds from bank borrowings	2,258	1,678	959
Proceeds from long-term debt, net of debt issuance costs	1,185	8,318	29,910
Proceeds from long-term debt from an associate	76	—	—
Payments of payable to banks	(2,578)	(1,807)	(5,906)
Payments of long-term debt	(2,126)	(2,740)	(18,820)
Payments of long-term debt to an associate	(175)	—	—
Purchase of treasury stock	(54)	—	—
Sale of treasury stock for stock option exercises	9	3	8
Dividends paid (includes 27, 245 and 122 of dividends paid to minority shareholders in 2004, 2005 and 2006, respectively)	(713)	(2,092)	(660)
Other financing activities (net)	—	(11)	(46)

Net cash provided by (used in) financing activities	(2,118)	3,349	5,445
Effect of exchange rate changes on cash	236	(171)	(6)

Net increase in cash and cash equivalents	1,762	(460)	3,985

Cash and cash equivalents:
At the beginning of the year	733	2,495	2,035

At the end of the year	2,495	2,035	6,020

*	Prior period information has been adjusted retrospectively for the adoption of IFRIC 4 which occurred as of January 1, 2006 (see note 1) as well as the finalization of purchase price allocations on ISG and Mittal Steel Kryviy Rih (see note 3).

The accompanying notes are integral part of these consolidated financial statements.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, continued

	Year Ended December 31,
	2004*	2005*	2006
	(millions of U.S. Dollars)
Supplemental disclosures of cash flow information

Non-cash activity:
Issuance of common shares in connection with the acquisition of ISG, net of capital duty of 11	—	1,694	—
Issuance of common shares in connection with the acquisition of Arcelor	—	—	23,240

*	Prior period information has been adjusted retrospectively for the adoption of IFRIC 4 which occurred as of January 1, 2006 (see note 1) as well as the finalization of purchase price allocations on ISG and Mittal Steel Kryviy Rih (see note 3).

The accompanying notes are integral part of these consolidated financial statements.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

NOTE 1: NATURE OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION

Nature of business

Mittal Steel Company N.V. (“Mittal Steel”) or (the “Company”), together with its subsidiaries, is a manufacturer of steel and steel related products. Mittal Steel owns and operates manufacturing facilities in Europe, North and South America, Asia and Africa.

These manufacturing facilities, each of which includes its respective subsidiaries, are referred to herein as the “Operating Subsidiaries”.

On December 17, 2004, Ispat International N.V. completed its acquisition of Mittal Steel Holdings N.V., formerly LNM Holdings N.V. and changed its name to Mittal Steel Company N.V. On December 28, 2005, Mittal Steel Holdings N.V. was redomiciled to Switzerland and changed its name to Mittal Steel Holdings A.G. As Ispat International N.V. and LNM Holdings N.V. were affiliates under common control, the acquisition of LNM Holdings N.V. was accounted for on the basis of common control accounting, which is similar to a previously permitted method of accounting known as a “pooling-of-interests”. All costs associated with this transaction were expensed as incurred. Therefore, these consolidated financial statements reflect the financial position for those assets and liabilities and results of operations of Mittal Steel from the accounts of Ispat International N.V. and LNM Holdings N.V., as though Mittal Steel had been a stand alone legal entity during 2004. The consolidated financial statements for the year ended December 31, 2004 have been prepared using the historical basis in the assets and liabilities and the historical results of operations relating to Ispat International N.V. and LNM Holdings N.V. based on the separate records maintained for each of these businesses.

Organization

Mittal Steel is formed and organized under the laws of the Netherlands to hold directly or indirectly certain subsidiaries involved in the steel manufacturing activities described above. Mittal Steel has no manufacturing operations of its own and its major assets are interests in the common and preferred stock of its Operating Subsidiaries.

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for available for sale financial assets and derivative financial instruments, which are measured at fair value. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union and are presented in U.S. Dollars with all amounts rounded to the nearest million, except for share and per share data. IFRS as endorsed by the European Union differs in certain respects from IFRS as issued by the International Accounting Standards Board (“IASB”). However, these consolidated financial statements would be no different if IFRS, as issued by the IASB, had been applied. Hereafter, references to IFRS should be construed as reference to IFRS as adopted by the European Union.

New IFRS standards and interpretations applicable in 2006

In the current year, the Company has adopted all of the new and revised standards, amendments and interpretations to existing standards issued by the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) of the IASB that are relevant to its operations and effective for accounting periods from January 1, 2006. The adoption of IFRIC 4, “Determining whether an Arrangement contains a Lease”, has resulted in changes to the Company’s accounting policies reported for the current and prior periods. IFRIC 4, which requires that if fulfillment of an arrangement is dependent on the use of a specific asset and conveys a right to use, the arrangement contains a lease. Upon adoption of this Interpretation as of January 1, 2006, the Company applied the guidance to all arrangements in existence as of January 1, 2005 and has retrospectively adjusted the prior period financial information presented herein so as to comply with the requirements of the Interpretation. As a result, the Company increased its total assets by 101, total liabilities by 108 and reduced retained earnings by 7. The adoption of all other new and revised standards and interpretations did not have a significant impact on the Company’s financial statements.

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its Operating Subsidiaries, and its respective interest in associated companies and jointly controlled entities. Subsidiaries are fully consolidated from the date of acquisition, the date the Company obtains control until the date control ceases. Control is defined as the power to govern the financial and operating policies of an entity, so as to obtain benefits derived from its activities. Control is presumed to exist, when the Company holds more than half of the voting rights.

Associated companies are those companies over which the Company has the ability to exercise significant influence on the financial and operating policy decisions which are not Operating Subsidiaries. Significant influence is presumed to exist when the Company holds more than 20% of the voting rights. In addition, jointly controlled entities are companies over whose activities the Company has joint control under a contractual agreement.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

The consolidated financial statements include the Company’s share of the total recognized gains and losses of associates and jointly controlled entities on an equity accounted basis from the date that significant influence commences until the date significant influence ceases, adjusted for any impairment loss. Adjustments to the carrying amount may also be necessary for changes in the investor’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The investor’s share of those changes is recognized directly in the Company’s shareholders’ equity.

Other investments are classified as available for sale and are stated at fair value when their fair value can be reliably measured. When fair value cannot be measured reliably, the investments are carried at cost less impairment.

Intra-company balances and transactions, including income, expenses and dividends, are eliminated in the preparation of the consolidated financial statements. Gains and losses resulting from intra-company transactions that are recognized in assets are eliminated in full. Gains and losses on internal transfers with associates and jointly controlled entities are eliminated to the extent of the Company’s interest in the associate or jointly controlled entity, only to the extent that there is no indication if impairment.

Minority interests represent the portion of profit or loss and net assets not held by the Company and are presented separately on the income statement and within shareholders’ equity in the consolidated balance sheet.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates and critical accounting judgements

The preparation of financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. The critical accounting judgements and significant estimates made by management in the preparation of these financial statements are provided below.

Purchase Accounting

Accounting for acquisitions requires Mittal Steel to allocate the cost of the enterprise to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. In connection with each of its acquisitions, the Company undertakes a process to identify all assets and liabilities acquired, including acquired intangible assets. The judgments made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Accordingly, for significant items, we typically obtain appraisals and actuarial or other valuations in order to aid in determining the estimated fair value of assets acquired and liabilities assumed. The valuations are based on information available near the acquisition date and on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the “income method”. This method starts with our forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include: the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows (weighted average cost of capital); the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry.

The most common purchase accounting adjustments relate to the following assets and liabilities, whose fair value is estimated as indicated:

•	The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•	Property, plant and equipment is recorded at replacement cost, which is generally estimated with the assistance of independent valuation experts.

•

The fair value of pension and other post-employment benefits is determined separately for each plan, with the assistance of actuaries, using assumptions valid as of the acquisition date regarding the population of employees involved and the latest market data for the valuation of plan assets.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

•	The fair value of inventories is estimated based on expected selling prices for inventory on hand at the date of acquisition reduced by an estimate of selling expenses and an appropriate gross margin.

•	Adjustments are recorded to deferred tax assets and liabilities of the acquiree to reflect purchase price adjustments, other than goodwill.

Determining the estimated useful lives of tangible and intangible assets acquired also requires judgment, as different types of assets will have different useful lives and certain intangible assets may even be considered to have indefinite useful lives. For example, the useful life of an intangible asset recognized associated with a favorable contract will be finite and will result in amortization expense being recorded in our results of operations over a determinable period.

Finally, when the fair value of the assets acquired exceeds their cost, the excess is recognized immediately as a gain in the statement of income, making the amount initially assigned to all assets and liabilities more important.

Deferred Tax Assets

Mittal Steel charges tax expenses or accounts for tax credits based on the differences between the financial statement amounts and the tax base amounts of assets and liabilities. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. Mittal Steel reviews the deferred tax assets in the different jurisdictions in which it operates annually to assess the possibility of realizing such assets based on projected earnings, the expected timing of the reversals of existing temporary differences, and the implementation of tax-planning strategies. It is probable that the deferred tax assets of 1,670 recognized as of December 31, 2006 will be fully realized. The amount of future taxable income required to be generated by Mittal Steel’s Operating Subsidiaries is approximately 5,278.

For each of the years ended December 31, 2005 and 2006, these Operating Subsidiaries generated approximately 62% and 43%, respectively, of the Company’s consolidated taxable income of 4,676 and 7,195 respectively. Historically, the Company has been able to generate taxable income in sufficient amounts to permit it to realize tax benefits associated with net operating loss carry forwards and other deferred tax assets that have been recognized in its consolidated financial statements.

At December 31, 2006, the Company had total estimated net tax loss carry forwards of 9,019. Such amount includes net operating losses of 2,425 primarily related to Mittal Steel’s Operating Subsidiaries in the United States, Spain, Canada and the Mexican operating subsidiaries which expire as follows:

Year Expiring
2007	60
2008	70
2009	44
2010	82
2011	40
Thereafter	2,129

The remaining tax loss carry forwards of 6,594 are indefinite lived and are principally attributable to the Company’s operations in Luxembourg, Belgium, Germany, Brazil, France, Trinidad and Tobago and South Africa.

Mittal Steel had unrecognized deferred tax assets relating to tax loss carry forwards and other temporary differences, amounting to 1,468 as of December 31, 2006 (163 as of December 31, 2005). As per December 31, 2006, most of these temporary differences relate to tax loss carry forwards attributable to our operating subsidiaries in Brazil, Belgium, Luxembourg and the United States. The majority of unrecognized tax losses have no expiration date. The utilization of tax loss carry forwards is, however, restricted to the taxable income of the subsidiary generating the losses.

Provisions for Pensions and Other Post Employment Benefits

Mittal Steel’s operating subsidiaries have different types of pension plans and post-employment benefit plans, primarily post-employment health care, for their employees. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the balance sheet, is based on a number of assumptions and factors such as discount rates, rate of compensation increase, expected return on plan assets, health care cost trend rates, mortality rates, and retirement rates.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

•

Discount rates. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the measurement date. In setting these rates, we utilize several high quality bond indexes in the appropriate jurisdictions (rated AA or higher by a recognized rating agency). Nominal interest rates vary worldwide due to exchange rates and local inflation rates. The weighted average assumed discount rate for Mittal Steel’s worldwide defined benefit plans and other post employment benefit plans was 4.43%-10.97% and 4.5%-8.75%, respectively, at December 31, 2006.

•

Rate of compensation increase. The rate of compensation increase reflects our long-term actual experience and our outlook, including contractually agreed upon wage rate increases, for represented hourly employees.

•

Expected return on plan assets. Our expected return on plan assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprise the plans’ asset mix. While the studies give appropriate consideration to recent plan performance and historic returns, the assumptions are primarily long-term, prospective rates of return.

•

Health care cost trend rate. Our healthcare cost trend rate is based on historical retiree cost data, near-term health care outlook, including appropriate cost control measures implemented by us, and industry benchmarks and surveys.

•	Mortality and retirement rates. Mortality and retirement rates are based on actual and projected plan experience.

In accordance with IFRS, actual gains or losses resulting from changes in actuarial assumptions are recognized in Mittal Steel’s income statement only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan asset at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plan. Such accumulated unrecognized costs amounted to 831 for pensions and 351 for other post-employment benefits as of December 31, 2006. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Mittal Steel’s pension and other postretirement obligations and future expense.

The following information illustrates the sensitivity to a change in certain assumptions for pension plans (as of December 31, 2006 the projected benefit obligation (“PBO”) for pension plans was 8.6 billion):

(in millions of US Dollars) Change in assumption	Effect on 2007 Pre-Tax Pension Expense	Effect of December 31, 2006 PBO
100 basis point decrease in discount rate	18	703
100 basis point increase in discount rate	(22)	(620)

The following table illustrates the sensitivity to a change in the discount rate assumption related to Mittal Steel’s OPEB plans (as of December 31, 2006 the PBO for post-employment benefit plans was 2.6 billion):

(in millions of US Dollars) Change in assumption	Effect on 2007 Pre-Tax OPEB Expense	Effect of December 31, 2006 APBO
100 basis point decrease in discount rate	6	586
100 basis point increase in discount rate	(5)	(365)
100 basis point decrease in healthcare cost trend	(6)	(136)
100 basis point increase in healthcare cost trend	7	160

The above sensitivities reflect the effect of changing one assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.

Valuation of Long-Lived Assets, Intangibles and Goodwill

At each reporting date, Mittal Steel reviews the carrying amounts of its non-current assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to our operating segments that generates cash inflows. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized.

An impairment loss recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized in income immediately.

Goodwill is reviewed for impairment annually at the cash generating unit level or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the cash generating units are determined from value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the cash generating units. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets approved by management for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets.

Once recognized, impairment losses recognized for goodwill are not reversed.

Based on our impairment review during 2006, we recorded 41 and nil of impairment losses for long-lived assets and goodwill respectively. At December 31, 2006, we had 10,782 of intangible assets, of which 8,020 represented goodwill. An impairment to our intangible assets could result in a material, non-cash expense in our consolidated statement of income.

Translation of financial statements denominated in foreign currency

The functional currency of each of the major Operating Subsidiaries is the local currency, except for Mittal Steel Kryviy Rih, Mittal Steel Lázaro Cárdenas, CST and Mittal Steel Galati, whose functional currency is the U.S. Dollar. Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at the rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the consolidated statements of income.

Upon consolidation, the results of operations of Mittal Steel’s subsidiaries and associates whose functional currency is other than the U.S. Dollar are translated into U.S. Dollars at average exchange rates for the year and assets and liabilities are translated at year-end exchange rates. Translation adjustments are recognized directly in shareholders’ equity and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or associated company.

Impairment of non-current assets (excluding goodwill)

At each reporting date, Mittal Steel reviews the carrying amounts of its non-current assets to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the extent of the impairment loss (if any). The recoverable amount of an asset is the higher of its net selling price and its value in use. In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately as part of operating income in the income statement.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

An impairment loss recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the income statement.

The recoverable amount of investments in held-to-maturity securities and receivables is calculated as the present value of the expected future cash flows, discounted at the original effective interest rate inherent in the asset.

Business combinations

Business combinations are accounted for using the purchase accounting method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by Mittal Steel in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized. Acquisitions from minority shareholders are considered transactions with shareholders and decreases or increases between the cost and the net value are recorded directly in shareholders’ equity.

When an acquisition is completed by a series of successive transactions, each significant transaction is considered individually for the purpose of the determination of the fair value of the identifiable assets, liabilities and contingent liabilities acquired and hence for the goodwill associated with the acquisition. The fair values of the identifiable assets and liabilities acquired can vary at the date of each transaction. When a transaction results in taking control over the entity the interests previously held in that entity are re-valued on the basis of the fair values of the identifiable assets and liabilities at that date. The contra posting for this revaluation is recorded directly in shareholders' equity. Subsequent purchases, after the Company has obtained control, are treated as the acquisitions of shares from minority shareholders: the identifiable assets and liabilities of the entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company acquired is recorded directly in shareholders’ equity.

Cash and cash equivalents

Cash and cash equivalents, consists of cash and short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the time of purchase and are carried at cost plus accrued interest, which approximate fair value.

Restricted cash

Restricted cash represents the required collateral primarily with various banks as margin for revolving letters of credit and guarantees.

Trade accounts receivable

Trade accounts receivable are initially recorded at their fair value and do not carry any interest. If applicable, trade accounts receivable are subsequently measured at amortized cost using the effective interest rate method and reduced by allowances for any impairment.

Mittal Steel maintains an allowance for doubtful accounts at an amount that it considers to be a sufficient estimate of losses resulting from the inability of its customers to make required payments. An allowance is recorded and charged to expense when an account is deemed to be uncollectible. In judging the adequacy of the allowance for doubtful accounts, Mittal Steel considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables. Recoveries of trade receivables previously reserved in the allowance for doubtful accounts are credited to income.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method and average cost method, which approximates FIFO. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost inclusive of freight, shipping and handling costs. Net realizable value represents the estimated selling price at which the inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling, and distribution.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Goodwill and negative goodwill

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over Mittal Steel’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. Goodwill is reviewed for impairment annually at the cash generating unit level or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The impairment analysis is principally based on an estimate of discounted future cash flows at the operating unit level. Impairment losses recognized for goodwill are not reversed. On disposal of a subsidiary, joint venture or associate any residual amount of goodwill is included in the determination of the profit or loss on disposal.

Mittal Steel has historically purchased under-performing steel assets, principally those involved in various privatization programs in former government controlled economies. Businesses with these characteristics typically have been purchased for an amount that does not exceed net asset fair value, thus producing negative goodwill for accounting purposes. In a business combination in which the fair value of the identifiable net assets acquired exceeds the cost of the acquired business, the Company reassesses the fair value of the assets acquired. If, after reassessment, Mittal Steel’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess (negative goodwill) is recognized immediately in the income statement.

Intangible assets

Intangible assets are those assets for which future economic benefits are likely to flow to the Company and whose costs can be measured reliably. Intangible assets acquired separately by Mittal Steel are initially measured at cost. These primarily include the cost of technology and licenses purchased from third parties. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Intangible assets acquired separately and in business combinations are amortized on a straight-line basis over their estimated economic useful lives which typically does not exceed five years.

Costs incurred on individual development products are recognized as intangible assets from the date that all of the following conditions are met: (i) completion of the development is considered technically feasible and commercially viable; (ii) it is the intention and ability of the Company to complete the intangible asset and use or sell it; (iii) it is clear that the intangible asset will generate future economic benefits; (iv) adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset are available; and (v) it is possible to reliably measure the expenditure attributable to the intangible asset during its development. The intangible asset capitalized includes the cost of materials, direct labor costs and an appropriate proportion of overheads incurred during its development. Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses. Other development expenditures that do not meet the conditions for recognition as an asset are recognized as an expense as part of operating income in the income statement in the period in which it is incurred. To date, costs incurred on individual development projects, which meet the above criteria, are not significant.
Research and development costs expensed amounted to 31, 39, and 96 in the years ended December 31, 2004, 2005, and 2006, respectively.

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and any recognized impairment loss. Cost includes professional fees, and, for assets constructed by the Company, any related works to the extent that these are directly attributable to the acquisition or construction of the asset. All property, plant and equipment except land are depreciated using the straight line method over the useful lives of the related assets, ranging from 10 to 50 years for buildings and improvements and 2 to 45 years for machinery and equipment. Major improvements, which add to productive capacity or extend the life of an asset, are capitalized, while repairs and maintenance are charged to expense as incurred. Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

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

Property, plant and equipment under construction are recorded as construction in progress until they are ready for their intended use; thereafter they are transferred to the related category of property, plant and equipment and depreciated over their estimated useful lives. Interest incurred during construction is capitalized to property, plant and equipment under construction until the assets are ready for their intended use. Gains and losses on retirement or disposal of assets are determined as the difference between net disposal proceeds and carrying amount and are reflected in the statement of operations.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Property, plant and equipment acquired by way of finance leases are stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at the inception of the lease. Each lease payment is allocated between the finance charges and a reduction of the lease liability. The interest element of the finance cost is charged to the income statement over the lease period so as to achieve a constant rate of interest on the remaining balance of the liability.

The depreciation policy of capitalised leased assets is similar to that applied to owned property, plant and equipment. If there is no reasonable certainty that the lessee will obtain ownership at the end of the lease term, the asset is depreciated over the shorter of its estimated useful life or the lease term. Where a significant portion of the risks and rewards of ownership are retained by the lessor, leases are classified as operating leases. Payments made under operating leases are recognized as an expense in the income statement of the period.

In accordance with IFRIC 4, the same accounting treatment applies to agreements that do not take the legal form of a lease, but convey the right to use a tangible fixed asset in return for a payment or series of payments.

Investment in associates, joint ventures and other entities

Investments in associates and joint ventures, in which Mittal Steel has the ability to exercise significant influence, are accounted for under the equity method whereby the investment is carried at cost of acquisition, plus Mittal Steel’s equity in undistributed earnings or losses since acquisition, less dividends received.

Mittal Steel reviews all of its investments in associates and joint ventures at each reporting date to determine whether there is any evidence that the investment may be impaired. If objective evidence indicates that the investment is impaired, Mittal Steel calculates the amount of the impairment as being the difference between the fair value of the investment and its acquisition cost. The amount of any write-down is included in operating expense in the income statement.

Investments in other entities, over which the Company and/or its Operating Subsidiaries do not have the ability to exercise significant influence and have a readily determinable fair value, are accounted for at fair value with any realized gain or loss included in equity. To the extent that these investments do not have a readily determinable fair value, they are accounted for under the cost method.

Assets held for sale

Non-current assets, and disposal groups, are classified as held for sale and are measured at the lower of carrying amount and fair value less costs to sell. Assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset, or disposal group, is available for immediate sale in its present condition and is marketed for sale at a price that is reasonable in relation to its current fair value. Assets held for sale are presented separately on the balance sheet and are not depreciated while classified as held for sale.

Borrowings

Interest-bearing borrowings are initially measured at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost, using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognized over the term of the borrowings in accordance with Mittal Steel’s accounting policy for borrowing costs.

Capitalized interest

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized in the income statement in the period in which they are incurred.

Deferred employee benefits

Defined contribution plans are those plans where Mittal Steel pays fixed contributions to an external life assurance or pension fund for certain categories of employees. Contributions are paid in return for services rendered by the employees during the period. They are expensed as they are incurred in line with the treatment of wages and salaries. No provisions are established in respect of defined contribution plans, as they do not generate future commitments for Mittal Steel.

Defined benefit plans are those plans that provide guaranteed benefits to certain categories of employees, either by way of contractual obligations or through a collective agreement. This guarantee of benefits represents a future commitment of Mittal Steel and, as such, a

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

liability is calculated. The provision is calculated by estimating the benefits accumulated by employees in return for services rendered during the period and during prior periods. The calculation takes into account demographic assumptions relating to the future characteristics of the previous and current personnel (mortality, personnel turnover etc.) as well as financial assumptions relating to future salary levels or the discount rate applied to services rendered. Benefits are discounted in order to determine the present value of the future obligation resulting from this type of plan. They are shown in the balance sheet after the deduction of the fair value of the assets that serve to cover them. The discount rate applied is the yield, at the balance sheet date, on highly rated bonds that have maturity dates similar to the terms of Mittal Steel’s pension obligations. In principle, a qualified actuary performs the underlying calculations annually, using the projected unit credit method. The actuarial assumptions (both demographic and financial) are reviewed at year end, which may give rise to actuarial gains or losses. In calculating Mittal Steel’s obligation in respect of a plan, to the extent that any unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, it is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan (“corridor policy”). Otherwise, the actuarial gain or loss is not taken into consideration. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise on a straight-line basis over the average period until the benefits become vested. Where the calculation results in a benefit to the Company, the recognized asset is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Within the Company, early retirement plans primarily correspond to the practical implementation of social plans or are linked to collective agreements signed with certain categories of employees. Early retirement plans are those plans that primarily correspond to terminating an employee’s contract before the normal retirement date or to encouraging voluntary redundancy. Early retirement plans are considered effective when the affected employees have formally been informed and when liabilities have been determined using an appropriate actuarial calculation. Liabilities relating to the early retirement plans are calculated annually on the basis of the effective number of employees likely to take early retirement and are discounted using an interest rate which corresponds to that of highly-rated bonds that have maturity dates similar to the terms of the Company’s early retirement obligations.

Other long-term employee benefits include various plans that depend on the length of service, such as long service and sabbatical awards, disability benefits and long term compensated absences such as sick leave. The amount recognized as a liability is the present value of benefit obligations at the balance sheet date, and all movements in the provision (including actuarial gains and losses or past service costs) are recognized in the income statement.

Provisions and accruals

Mittal Steel recognizes provisions for liabilities and probable losses that have been incurred as of the balance sheet date when it has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost. For provisions, where the effect of the time value of money is not material, they are stated at face value in the balance sheet.

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

Asset retirement obligations

Mittal Steel records asset retirement obligations (“ARO”) initially at the fair value of the legal liability in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of the related long lived asset. The fair value of the obligation is determined as the discounted value of the expected future cash flows. The liability is accreted to its present value each period and the capitalized cost is depreciated in accordance with the Company's depreciation policies for property, plant and equipment.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Income taxes

The provision for income taxes includes income taxes currently payable or receivable and those deferred. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for the estimated future effects of tax loss carry forwards. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax assets and liabilities are measured using substantively enacted statutory tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the income statement in the period in which the changes are enacted or substantively enacted. Current and deferred tax are recognized as expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity or when they arise from the initial accounting in a business combination. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Financial liabilities

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Derivative financial instruments

Derivative instruments are utilized by Mittal Steel to manage its exposure to commodity prices, fluctuations in foreign exchange rates, and interest rates. The Company has established a control environment, which includes policies and procedures for risk assessment and the approval and monitoring of derivative instrument activities. Mittal Steel does not enter into foreign currency hedging contracts related to its investment in associated companies. The Company and its subsidiaries selectively use various financial instruments, primarily forward exchange contracts, interest rate swaps and commodity future contracts, to manage exposure to price fluctuations. All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective through the financial reporting periods for which they were designated. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in equity and are recognized in the statements of income when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The fair value gains or losses as a result of the change in fair value of derivatives that do not qualify for hedge accounting are recognized in cost of sales or other operating expenses. Gains and losses related to financial instruments that are utilized to manage exposures to fluctuations in the cost of energy and raw materials used in the production process are recognized as a part of the cost of the underlying product when the contracts mature or expire.

Emission rights

Mittal Steel’s industrial sites regulated by the European Directive on CO2 emission rights, effective as of January 1, 2005, are located primarily in Germany, Belgium, Spain, France and Luxembourg. The emission rights allotted to the Company on a no charge basis pursuant to the annual national allocation plan, are recorded on the balance sheet at nil value. Mittal Steel continuously monitors rights that have expired and that will have to be surrendered. The number of rights to be surrendered is equal to the total emissions over a given period. These emissions are submitted to an annual certification, performed by a certified external expert in accordance with applicable national regulation. Excess allowances sold are recognized in the income statement. Allowance purchases or sales are recorded at cost.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Revenue recognition

Sales of goods and services

Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the income statement in proportion to the stage of completion of the related transaction at the balance sheet date. The stage of completion is assessed according to the work performed. No revenue is recognized if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods.

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

Earnings per common share

The Company follows the provisions of IAS 33, “Earnings Per Share”, which requires companies to report both basic and diluted per share data for all periods for which a statement of income is presented. Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to shareholders and assumed conversion by the weighted average number of common shares and potential common shares from convertible debt and outstanding stock options. Potential common shares are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. The following table provides a reconciliation of the denominators used in calculating basic and diluted net income per share for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,
	2004*	2005*	2006
Net income	5,210	3,301	5,226
Plus: Interest on Pension Benefit Guaranty Corporation (“PBGC”) note, net of tax	—	1	—
Income available to shareholders and assumed conversion	5,210	3,302	5,226

Weighted average common shares outstanding (in millions)	643	687	988
Plus: Incremental shares from assumed conversions
Stock options (in millions)	—	1	1
6% PBGC note (in millions)	—	1	—
Weighted average common shares assuming conversions (in millions)	643	689	989

*	Prior period information has been adjusted retrospectively for the adoption of IFRIC 4 which occurred as of January 1, 2006 (see note 1) as well as the finalization of purchase price allocations on ISG and Kryviy Rih (see note 3).

Diluted weighted average shares outstanding excludes 3,704,940 and nil potential common shares from stock options outstanding for the years ended December 31, 2005 and 2006, respectively, because the exercise prices of such stock options were higher than the average closing price of the Company’s common shares as quoted on the New York Stock Exchange (“NYSE”) during the periods stated and, accordingly, their effect would be anti-dilutive.

Stock option plan/share-based payments

Mittal Steel issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. Treasury shares held by the Company are deducted from equity.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Segment reporting

As a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel has changed its segment structure to a structure that comprises six major business segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia/Africa & CIS (AACIS), Stainless Steel, and Arcelor Mittal Steel Solutions and Services (AM3S). These business segments are used as the primary format for segmental reporting. They include attributable goodwill, intangible assets, property, plant and equipment, and equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets, and other current financial assets. Segment liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. Financing items are managed centrally for the Company as a whole and so are not directly attributable to individual business segments.

Geographical sectors are used as the secondary format for segmental reporting. Those areas separately disclosed represent Mittal Steel’s most significant regional markets. Segment assets are operational assets employed in each region and include items such as tax and pension balances that are specific to a country. They also include attributable goodwill but exclude cash and short-term deposits and short-term investments. Segment liabilities are those arising within each region, excluding indebtedness. Financing items are managed centrally for the Company as a whole and so are not directly attributable to individual geographical segments.

New IFRS standards and interpretations applicable from 2007 onward

IFRS 7

In August 2005, the IASB issued IFRS 7, “Financial Instruments: Disclosures”, which provides expanded disclosure requirements on the significance of financial instruments and qualitative and quantitative information about risk exposure related to these instruments. This statement supersedes the disclosure requirements outlined in both IAS 30, “Disclosures in the Financial Statements of Banks and Similar Financial Institutions” and IAS 32, “Financial Instruments: Disclosure and Presentation” and is effective for annual periods beginning on or after January 1, 2007. The Company is in the process of assessing whether there will be any significant changes to its financial statement disclosures upon the adoption of IFRS 7.

IFRS 8

In November 2006, the IASB issued IFRS 8, “Operating Segments”, which specifies how an entity should report information about its operating segments in annual financial statements, and amends IAS 34, “Interim Financial Reporting”, to require an entity to report selected information about its operating segments in interim financial reports. This statement defines operating segments as components of an entity about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources in assessing performance. This statement also outlines the requirements for related disclosures about products and services, geographical areas, and major customers and is effective for annual periods beginning on or after January 1, 2009. The Company believes that the adoption of IFRS 8 will not have a significant impact on its financial statement disclosures.

AMENDMENT TO IAS 1

In August 2005, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements – Capital Disclosures”, which requires an entity to provide additional qualitative and quantitative disclosures so as to enable users of the financial statements to be able to evaluate its objectives, policies and processes for managing capital. The amendment is effective for annual periods beginning on or after January 1, 2007. The Company is in the process of assessing whether there will be any significant changes to its financial statement disclosures upon the adoption of this amendment.

IFRIC 7

In November 2005, the IFRIC issued Interpretation 7, “Applying the Restatement Approach under IAS 29, Financial Reporting in Hyper-Inflationary Economies”, to clarify that the restatements required under IAS 29 should be made retrospectively if an economy becomes hyperinflationary during a reporting period. An entity shall apply the Interpretation for annual periods beginning on or after March 1, 2006. The Company is in the process of assessing whether there will be any material changes to its financial statements upon the adoption of IFRIC 7.

IFRIC 8

In January 2006, the IFRIC issued Interpretation 8, “Scope of IFRS 2”, which requires consideration of transactions involving the issuance of equity instruments where the identifiable consideration received is less than the fair value of the equity instruments issued to establish whether or not they fall within the scope of IFRS 2, “Share-based Payment”. An entity shall apply the Interpretation for annual periods beginning on or after March 1, 2006. The Company is in the process of assessing whether there will be any material changes to its financial statements upon the adoption of IFRIC 8.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

IFRIC 9

In March 2006, the IFRIC issued Interpretation 9, “Reassessment of Embedded Derivatives”, which requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. An entity shall apply the Interpretation for annual periods beginning on or after June 1, 2006. The Company is in the process of assessing whether there will be any material changes to its financial statements upon the adoption of IFRIC 9.

IFRIC 10

In July 2006, the IFRIC issued Interpretation 10, “Interim Financial Reporting and Impairment”, to clarify whether interim impairment losses should ever be reversed. An entity is required to assess goodwill for impairment at every reporting date, to assess investments in equity instruments and in financial assets carried at cost for impairment at every balance sheet date and, if required, to recognise an impairment loss at that date in accordance with IAS 36 and IAS 39. However, at a subsequent reporting or balance sheet date, conditions may have so changed that the impairment loss would have been reduced or avoided had the impairment assessment been made only at that date. This Interpretation provides guidance on whether such impairment losses should ever be reversed. IFRIC 10 concluded an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. An entity shall not extend this consensus by analogy to other areas of potential conflict between IAS 34 and other standards. An entity shall apply the Interpretation for annual periods beginning on or after November 1, 2006. The Company is in the process of assessing whether there will be any material changes to its financial statements upon the adoption of IFRIC 10.

IFRIC 11

In November 2006, the IFRIC issued Interpretation 11, “Group and Treasury Share Transactions”, to clarify the accounting for certain share-based payment arrangements involving an entity’s own equity instruments (treasury shares) and share-based payment arrangements that involve two or more entities within the same group. This Interpretation provides that share-based payment transactions in which an entity receives services as consideration for its own equity instruments shall be accounted for as equity-settled. This applies regardless of whether (i) the entity chooses or is required to buy those equity instruments from another party to satisfy its obligations to its employees under the share-based payment arrangement; (ii) the employee’s rights to the entity’s equity instruments were granted by the entity itself or by its shareholders; or (iii) the share-based payment arrangement was settled by the entity itself or by its shareholders. With regard to share-based payment transactions that involve two or more entities within the same group, this Interpretation provides that in the instance of a parent granting rights to its equity instruments to the employees of its subsidiary, if the share-based payment arrangement is accounted for as equity-settled in the consolidated financial statements of the parent, the subsidiary shall measure the services received from its employees in accordance with the requirements applicable to equity-settled share-based payment transactions, with a corresponding increase recognized in equity as a contribution from the parent. In the event that a subsidiary grants rights to equity instruments of its parent to its employees, this Interpretation requires that the subsidiary shall account for the transaction with its employees as cash-settled. This requirement applies irrespective of how the subsidiary obtains the equity instruments to satisfy its obligations to its employees. An entity shall apply the Interpretation for annual periods beginning on or after March 1, 2007. The Company is in the process of assessing whether there will be any material changes to its financial statements upon the adoption of IFRIC 11.

IFRIC 12

In November 2006, the IFRIC issued Interpretation 12, “Service and Concession Arrangements”, which provides guidance on the accounting by operators for public-to-private service concession arrangements. This Interpretation sets out general principles on recognizing and measuring the obligations and related rights in service concession arrangements and in doing so focuses on the following issues: (i) treatment of the operator’s rights over the infrastructure,; (ii) recognition and measurement of arrangement consideration, (iii) construction or upgrade services, (iv) operation services; (v) borrowing costs; (vi) subsequent accounting treatment of a financial asset and an intangible asset; and (vii) items provided by the operator to the grantor. An entity shall apply the Interpretation for annual periods beginning on or after 1 January 2008. The Company is in the process of assessing whether there will be any material changes to its financial statements upon the adoption of IFRIC 12.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

NOTE 3: ACQUISITIONS

Significant acquisitions made during the years ended December 31, 2004, 2005 and 2006 include:

Mittal Steel Poland

On March 5, 2004, the Company acquired a 69% interest in Mittal Steel Poland (formerly Polskie Huty Stali Spoka Akcyjna (“PHS”)), a steel manufacturing company located in the Republic of Poland, from the State Treasury of the Republic of Poland. In conjunction with the acquisition of its controlling interest, the Company irrevocably committed to purchase an additional 25% interest in Mittal Steel Poland by December 2007. Because the agreement transfers operational and economic control of these shares to the Company, it has been accounted for as an acquisition of the remaining shares, with a liability recorded equal to the present value of the guaranteed payments. As of the acquisition date, the Company’s total effective ownership percentage in Mittal Steel Poland was 94.0%. The total purchase price for Mittal Steel Poland, including acquisition related costs, was 519, which was funded though a combination of cash, debt and the liabilities recorded pursuant to the acquisition agreement. The results of Mittal Steel Poland have been included in the consolidated financial statements since March 2004. The Company has also committed to make capital expenditures of € 497 (587) over the period through December 2009. The Company increased its ownership percentage to approximately 99% at December 31, 2004 through the purchase of additional shares held by current and former employees for cash consideration of 37. Mittal Steel Poland, one of the largest steel producers in Central and Eastern Europe, produces a wide range of steel products and owns various ancillary businesses to support the steel business. The Company has completed its valuation of the acquired assets and liabilities during 2004.

Mittal Steel South Africa

On June 9, 2004, after obtaining the necessary shareholder and the Republic of South Africa Competition Tribunal approvals, the Company purchased an additional 2,000 shares in Mittal Steel South Africa (formerly Iscor Limited). Mittal Steel South Africa is an integrated steel producer in the Republic of South Africa and is comprised of four steel plants and a metallurgical by-products processing division. This purchase increased the Company’s 49.99% ownership interest in Mittal Steel South Africa at December 31, 2003 to greater than 50% and provided the Company with effective control over Mittal Steel South Africa. The Company had historically accounted for Mittal Steel South Africa under the equity method of accounting and each of the Company’s investments in the outstanding shares of Mittal Steel South Africa were accounted for as a step acquisition. The Company has included the results of operations of Mittal Steel South Africa in its consolidated financial statements from June 9, 2004.

The allocation of the purchase price of Mittal Steel South Africa resulted in the consolidation of total assets of 2,910 and total liabilities of 875. Total assets are comprised of 835 in current assets, 1,834 in property, plant and equipment and other non-current assets, including goodwill, of 241. Total liabilities include 498 in current liabilities and 149 in non-current liabilities. On November 30, 2005, the Company increased its shareholding in Mittal Steel South Africa to just over 52% by acquiring an additional 2% interest for aggregate consideration of 78.

Mittal Steel Zenica (“Zenica”)

On December 10, 2004, the Company acquired a 51% interest in Zenica (formerly BH Steel Zeljezara Zenica LLC), a steel manufacturing company located in Bosnia and Herzegovina, for aggregate consideration of 80 from the Government of the Federation of Bosnia-Herzegovina. In December 2005, the Company acquired an additional 41% interest in Zenica for aggregate consideration of 98. In conjunction with the acquisition of its controlling interest in Zenica, the Company irrevocably committed to purchase the additional 8% interest in the total outstanding capital no later than December 2009. Because the irrevocable commitments transferred operational and economic control of these remaining shares in December 2004, it was accounted for as an acquisition of the remaining shares, with a liability recorded equal to the fair value of the guaranteed payments. As of the acquisition date, the Company’s total effective ownership percentage in Zenica was 100%. The results of Mittal Steel Zenica have been included in the consolidated financial statements since December 2004. In connection with the acquisition, the Company has committed to make capital expenditures of 135 over a 10 year period. The Company finalized the purchase price allocation for Zenica in 2005.

International Steel Group (“ISG”)

On April 15, 2005, Mittal Steel acquired 100% of the outstanding common shares of International Steel Group Inc. (“ISG”) (renamed Mittal Steel USA ISG Inc.). Mittal Steel USA ISG is one of the largest steel producers in North America, shipping a variety of steel products from 13 major steel producing and finishing facilities in 8 states. As a result of the acquisition Mittal Steel is the leading steel provider in North America.

The aggregate purchase price of approximately 3,833 including cash of 2,128 (1,472 net of cash acquired and 56 of acquisition cost) and Class A common Shares valued at 1,705. The fair value of the 60,891,883 Class A common shares was determined based on the market-price of Mittal Steel’s Class A common shares on the date of acquisition. Intangible assets identified as a result of purchase accounting

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

relate to 4 assigned to patents and 384 assigned to favorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to six years or 2 years on a weighted average basis. Intangible liabilities consist of 1,095 assigned to unfavorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to 15 years or 3.2 years on a weighted average basis. The company recognized 383 of income during 2006 (137 in 2005) related to the net amortization of these intangibles. The Company finalized the purchase price allocation for ISG in 2006.

The results of Mittal Steel USA ISG’s operations have been included in the consolidated financial statements since April 15, 2005.

Kryvorizhstal

On November 25, 2005, the Company acquired 93.02% of the outstanding common stock of OJSC Krivorizky Ore Mining Company and Steel Works Kryvorizhstal (renamed Mittal Steel Kryviy Rih) from the governmentally run State Property Fund of Ukraine. Mittal Steel Kryviy Rih is the largest producer of carbon steel long products in the Ukraine and the nearby region. As a result of the acquisition, the Company is the leading provider of steel products in the region. The Company also expects to achieve synergies and increase productivity through integration with its operations. Mittal Steel Kryviy Rih was acquired for 4,908 in cash (4,632 net of cash acquired). In connection with the acquisition, the Company has committed to make capital expenditures of 500 until 2010. The Company finalized the purchase price allocation for Kryvorizhstal in 2006. In 2006, the Company increased its interest in Mittal Steel Kryviy Rih to 93.77%.

Based on the purchase price allocation for Kryviy Rih, the Company has identified approximately 1,323 of excess purchase price over the fair value of the assets acquired. The results of Mittal Steel Kryviy Rih have been included in the consolidated financial statements since November 26, 2005.

Arcelor

On August 1, 2006, Mittal Steel acquired 91.9% of the share capital of Arcelor (on a fully diluted basis). Through subsequent transactions Mittal Steel increased its ownership to 94.2% of the issued and outstanding shares of Arcelor and 19.9 million of Arcelor’s Convertible bonds. Arcelor is a global steel producer and holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry.

The total purchase price, including acquisition costs, was 33,675, which was funded through a combination of cash and 680 million newly issued Class A common shares. Total cash consideration for the transactions was 10,435 (5,841 net of 4,594 of cash acquired). The fair value of the Class A common shares issued was determined based on the market price of Mittal Steel's Class A common shares at the date of the acquisition, which was 34.20 per share, based on the weighted average closing price on August 1, 2006 and September 4, 2006 (the dates of the issuance of Mittal Steel shares as consideration).

The acquisition has been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values as of the date of acquisition. The allocation of the total purchase price is preliminary as at December 31, 2006 and remains subject to modification. Appraisals of intangible and tangible assets as well as identification of contingent liabilities are still underway. Intangible assets recognized as a result of purchase accounting relate to 920 assigned to favorable supply contracts on raw materials and energy that are being amortized over the term of the associated contracts ranging from two to five years. The acquired liabilities also include 583 assigned to unfavorable sales contracts that are being amortized over the term of the associated contracts ranging from half a year to nine years.

The acquisition of Arcelor resulted in the consolidation of total assets of 64,565 and total liabilities of 36,624, excluding minority interest. The fair value of the net assets acquired (net of cash acquired) amounts to 22,733, excluding minority interest. The resulting goodwill is 6,348 at the acquisition date.

The results of Arcelor have been included in the consolidated financial statements since August 1, 2006.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

The table below summarizes the estimated fair value of the assets acquired and liabilities assumed for significant acquisitions.

	2004			2005*		Arcelor (2006)***
	South Africa	Poland*	Zenica*	ISG**	Kryviy Rih**	Historical	Purchase accounting Adjustments	Arcelor at fair value
Current assets	835	864	127	3,024	347	21,292	1,060	22,352
Property, plant & equipment	1,834	1,966	169	4,001	4,454	22,480	11,770	34,250
Other assets	241	52	1	506	—	6,356	1,607	7,963

Total assets acquired	2,910	2,882	297	7,531	4,801	50,128	14,437	64,565

Current liabilities	498	669	31	1,590	258	16,178	—	16,178
Long-term loan	—	48	38	844	—	8,830	80	8,910
Other long-term liabilities	149	337	12	1,613	200	5,532	699	6,231
Deferred tax liabilities	228	298	—	104	782	1,276	4,029	5,305
Minority interest	—	34	—	—	—	3,303	144	3,447

Total liabilities assumed	875	1,386	81	4,151	1,240	35,119	4,952	40,071

Total net assets	2,035	1,496	216	3,380	3,561	15,009	9,485	24,494

Minority interest	1,017	91	—	—	249	1,147	614	1,761

Net assets acquired	1,018	1,405	216	3,380	3,312	13,862	8,871	22,733

Fair value of shares issued	—	—	—	1,705	—			23,240
Cash paid, net	—	519	178	1,528	4,635			5,841
Equity investment	1,018	—	—	—	—			—

Purchase price, net	1,018	519	178	3,233	4,635			29,081

Goodwill/ (negative goodwill)	—	(886)	(38)	(147)	1,323			6,348

*	Historical IFRS information as of the date of acquisition was not available for the acquired entities.
**	During 2006, the Company finalized the purchase price allocation for ISG and Kryviy Rih, which resulted in a charge of 131 to the consolidated statement of income for the year ending December 31, 2005, primarily due to lower negative goodwill than initially recognized. See the table below for adjustments. Prior period information has been adjusted retrospectively.
***	Based on a preliminary purchase price allocation, which is subject to change. The amount of profit attributable to Arcelor since the date of acquisition is 1.7 billion.

	ISG			Kryviy Rih
	Preliminary allocation	Adjustments	Final allocation	Preliminary allocation	Adjustments	Final allocation
Current assets	3,024	—	3,024	332	15	347
Property, plant & equipment	4,066	(65)	4,001	4,177	277	4,454
Other assets	598	(92)	506	—	—	—

Total assets acquired	7,688	(157)	7,531	4,509	292	4,801

Current liabilities	1,613	(23)	1,590	125	133	258
Long-term loan	844	—	844	—	—	—
Other long-term liabilities	1,560	53	1,613	151	49	200
Deferred tax liabilities	165	(61)	104	807	(25)	782
Minority interest	—	—	—	—	—	—

Total liabilities assumed	4,182	(31)	4,151	1,083	157	1,240

Total net assets	3,506	(126)	3,380	3,426	135	3,561

Minority interest	—	—	—	239	10	249
Net assets acquired	3,506	(126)	3,380	3,187	125	3,312
Purchase price, net	3,229	4	3,233	4,632	3	4,635

(Negative) goodwill	(277)	130	(147)	1,445	(122)	1,323

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Goodwill recorded in connection with the above acquisitions is principally attributable to the assembled workforces of the acquired businesses and the synergies expected to arise after the Company’s acquisition of those businesses. Any negative goodwill arising from these acquisitions is included in other income in the income statement.

The total purchase price for ISG, Kryviy Rih, and Arcelor consists of the following:

	ISG	Kryviy Rih	Arcelor
Cash paid to stockholders, gross	2,072	4,904	10,247
Transaction related fees	56	4	188
Mittal Steel shares issued	1,705	—	23,240

Total purchase price, gross	3,833	4,908	33,675
Cash acquired	(600)	(273)	(4,594)

Total purchase price, net	3,233	4,635	29,081

Pro Forma Results

The following pro forma financial information presents the combined results of operations of Mittal Steel for 2006, with Arcelor, as if the acquisition had occurred as of the beginning of the periods presented. The 2005 pro forma information also includes the results of operations of Mittal Steel Kryviy Rih and Mittal Steel USA on the same basis. The pro forma financial information is not necessarily indicative of what our consolidated results of operations actually would have been had we completed the acquisition at the dates indicated. In addition, the pro forma financial information does not purport to project the future results of operations of the combined company.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

	Pro Forma for the year ended December 31,
	2005	2006
Sales	80,171	88,576
Net income	8,263	7,973
Per share amounts
Basic earnings per common share	5.97	5.76
Diluted earnings per common share	5.97	5.76

NOTE 4: ASSETS HELD FOR SALE

Following Mittal Steel’s bid for Arcelor, the European commission identified competition concerns in certain steel production segments. As a result, the Company has identified the following entities to be disposed of: Travi e Profilati di Pallanzeno, San Zeno Acciai – Duferco, Stahlwerk Thüringen Gmbh, and Huta Bankowa, all of which reside in its Long Carbon Europe segment. In response, the Company announced, on December 13, 2006, that it had agreed to sell its wholly-owned subsidiary Travi e Profilati di Pallanzeno as well as its 49.9% stake in San Zeno Acciai – Duferco, to Duferco for an enterprise value of €117 million (153). The transaction closed in January 2007. At December 31, 2006, the disposal group comprises assets of 143 and liabilities of 55. In addition, on December 6, 2006, Mittal Steel agreed to sell Stahlwerk Thüringen GmbH to Grupo Alfonso Gallardo for an enterprise value of €591 million (768). The transaction closed on March 5, 2007. At December 31, 2006, the disposal group comprised assets of 736 and liabilities of 127. Furthermore, on January 19, 2007, Mittal Steel announced that it had agreed to sell its wholly-owned subsidiary Huta Bankowa to Alchemia SA Capital Group. At December 31, 2006, the disposal group comprised assets of 57 and liabilities of 9. The transaction is expected to be closed in second quarter of 2007.

On October 27, 2006, Noble and Arcelor signed a binding letter of Intent for the combination of Arcelor’s laser-welded tailor blank business (Flat Carbon Europe segment) with Noble. On March 16, 2007, Mittal Steel and Noble signed a definitive agreement for the combination of their laser-welded tailored blanks businesses. Under the terms of the transaction, Mittal Steel, will sell its laser-welded blanks business in western and eastern Europe, China, India and United States (“TBA”) for aggregate consideration of 300, which will consist of approximately 131 in a combination of cash, a note receivable, and assumption of certain TBA financial obligations by Noble and 9,375,000 shares of Noble common stock (with an agreed value of 18 per share). Upon completion, Mittal Steel will become the largest stockholder of Noble, owning approximately 40% of the issued and outstanding common shares. Arcelor will also obtain four of nine seats on Noble’s board of directors. Completion of the transaction is expected to occur in June 2007, and is subject to a number of conditions, including Noble shareholder approval, receipt by Noble of not less than 165 in debt financing, anti-trust clearance in the United States, Canada and Europe and other customary conditions. In addition, Arcelor and Noble will seek to include in the transaction as soon as practicable the tailored blanks business operated by Powerlasers, a subsidiary of Dofasco, Inc., for additional consideration to be determined based upon the 2006 financial performance of Powerlasers, estimated at 50. The common shares of Dofasco are held in a Dutch trust, the trustees of which control any decision to sell Dofasco assets. At December 31, 2006, the disposal group comprises assets of 331 and liabilities of 47.

Assets classified as held for sale*:

December 31, 2006
Property, plant and equipment	1,045
Trade and other receivables	65
Inventories	129
Other assets	28

1,267

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Liabilities classified as held for sale*:

December 31, 2006
Trade and other payables	181
Other liabilities	58

239

*	As of December 31, 2005, the Company did not have any assets or liabilities classified as held for sale.

On February 20, 2007, the U.S. Department of Justice (“DOJ”) informed the Company that the DOJ has identified the Sparrows Point steel mill located near Baltimore Maryland for divestiture under the consent decree filed by the DOJ in August 2006. As the announcement of the divestiture of Sparrows Point was made after the balance sheet date, the assets and liabilities of Sparrows Point are not classified as held for sale.

NOTE 5: TRADE RECEIVABLES

The trade receivables balances are the following as of December 31, 2005 and 2006:

	2005	2006
Trade accounts receivable	2,528	9,197
Allowance for doubtful accounts	(241)	(428)

	2,287	8,769

The provision charged to the income statement is 13, 23 and 241 for 2004, 2005 and 2006, respectively.

NOTE 6: INVENTORIES

Inventory at December 31 2005 and 2006, net of allowance for slow moving, excess, or obsolete inventory of 269 and 359, respectively, is comprised of the following:

	2005	2006
Finished products	1,956	7,131
Production in process	1,138	3,914
Raw materials	2,321	6,491
Manufacturing supplies, spare parts and other	579	1,702

	5,994	19,238

The amount of inventory pledged as collateral is nil and 148 as of December 31, 2005 and 2006, respectively.

NOTE 7: PREPAID EXPENSES AND OTHER CURRENT ASSETS

The prepaid expenses and other current assets are the following as of December 31, 2005 and 2006:

	2005	2006
Other advance payments to public authorities	327	1,692
Financial loans	—	354
Financial instruments	—	490
Receivables from sale of tangible and intangible assets	—	166
Prepaid and other expenses	598	1,240

	925	3,942

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

NOTE 8: GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are summarized as follows:

	Goodwill on acquisition	Concessions, patents and licenses	Favourable contracts	Other	Total
Cost
At December 31, 2004	49	7	—	187	243
Acquisitions	1,342	28	384	—	1,754
Foreign exchange differences	—	(1)	—	22	21
Transfers and other movements	—	—	—	(17)	(17)

At December 31, 2005	1,391	34	384	192	2,001
Acquisition of Arcelor	6,348	710	920	912	8,890
Other acquisitions	67	17	—	60	144
Disposals	—	(11)	—	—	(11)
Foreign exchange differences	205	4	30	30	269
Transfers and other movements	9	18	—	5	32

At December 31, 2006	8,020	772	1,334	1,199	11,325

Accumulated amortization and impairment losses
At December 31, 2004	—	2	—	23	25
Amortization charge	—	5	162	6	173
Foreign exchange differences	—	—	—	(3)	(3)

At December 31, 2005	—	7	162	26	195
Disposals	—	(11)	—	—	(11)
Impairment	—	11	—	(1)	10
Amortization charge	—	106	177	44	327
Foreign exchange differences	—	23	2	(4)	21
Transfers and other movements	—	1	—	—	1

At December 31, 2006	—	137	341	65	543

Carrying amount
At December 31, 2005	1,391	27	222	166	1,806

At December 31, 2006	8,020	635	993	1,134	10,782

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Goodwill acquired in a business combination is allocated, at the acquisition date, to the cash generating unit(s) that is or are expected to benefit from synergies expected to be realized as a result of that business combination (generally the plant (or plants) acquired). Before recognition of subsequent impairment losses, the carrying amount of goodwill recognized in each of the years ended December 31, 2005 and 2006, has been allocated as follows:

	Net value December 31, 2005	Acquisitions**	Exchange rate differences and other movements	Net value December 31, 2006
Mittal Steel Kryviy Rih	1,323	—	9	1,332
Arcelor*	—	6,348	204	6,552
Others	68	67	1	136

Total	1,391	6,415	214	8,020

*	Includes all subsidiaries, mainly located in Europe and South America as purchase price allocation has not been finalized.
**	Subject to change upon finalization of purchase price allocation

Mittal tests goodwill annually, in the fourth quarter, for impairment or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the cash generating units are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the cash generating units. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

Mittal prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years and extrapolates cash flows for the following five years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

NOTE 9: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

	Land, buildings and improvements	Machinery and equipment	Construction in progress	Total
Cost
At December 31, 2004	3,608	11,602	626	15,836
Additions	184	869	128	1,181
Acquisition through business combinations	416	7,856	183	8,455
Foreign exchange differences	(189)	(221)	(32)	(442)
Disposals	—	(292)	—	(292)
Other movements	—	(9)	—	(9)

At December 31, 2005	4,019	19,805	905	24,729
Additions	477	721	1,737	2,935
Acquisition through business combinations	8,669	22,115	3,466	34,250
Foreign exchange differences	503	1,067	(66)	1,504
Disposals	(306)	(544)	(194)	(1,044)
Transfers	200	1,094	(1,294)	—
Other movements	782	37	(94)	725

At December 31, 2006	14,344	44,295	4,460	63,099

Accumulated depreciation and impairment
At December 31, 2004	711	3,854	8	4,573
Depreciation charge for the year	321	781	—	1,102
Foreign exchange differences	—	—	(6)	(6)
Other movements	—	15	—	15

At December 31, 2005	1,032	4,650	2	5,684
Depreciation charge for the year	633	1,506	7	2,146
Impairment	3	38	—	41
Disposals	(96)	(403)	—	(499)
Foreign exchange differences	201	573	—	774
Other movements	105	153	(1)	257

At December 31, 2006	1,878	6,517	8	8,403

Carrying amount
At December 31, 2005	2,987	15,155	903	19,045

At December 31, 2006	12,466	37,778	4,452	54,696

During the period, the Company carried out a review of the recoverable amount of its manufacturing plant and equipment. The recoverable amount of the relevant assets has been determined on the basis of their value in use. As a result of the assessment, the Company determined that the recoverable amount for certain of its plant, property and equipment located in its US Operating Subsidiary was less than its carrying amount. Accordingly, a 41 (2005: 0, 2004: 0) impairment loss was recognized immediately as an expense as part of operating income in the income statement.

The Company has pledged 292 and 1,146 in land and buildings as of December 31, 2005 and 2006, respectively, to secure banking facilities granted to the Group. These facilities are further disclosed in note 13 and 14.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

NOTE 10: INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The Company’s investments in associates and joint ventures are as follows:

	Location	Ownership % At December 31, 2006	Net asset value at December 31,
Investee			2005	2006
Equity method investments:
PCI Associates	USA	50%	23	15
I/N Tek(1)	USA	60%	82	88
I/N Kote(2)	USA	50%	159	175
Gallatin(6)	USA	50%	—	192

DHS Group (3)	Germany	51.3%	—	998

Macsteel International Holdings B.V. (4)	South Africa	50%	130	124

Zaklad Przetworstwa Hutniczego	Poland	33%	40	67

Hunan Valin (5)	China	29.49%	344	382

Gestamp	Spain	35%	—	238
Gonvarri Industrial	Spain	35%	—	175
Holding Gonvarri SRL	Spain	35%	—	101

CLN	Italy	35%	—	152

Borcelik	Turkey	40.3%	—	83

CFL Cargo	Luxembourg	33.3%	—	63

TrefilArbed Kiswire(6)	South Korea	50%	—	133

Other	Various	—	169	506

			947	3,492

(1)

I/N Tek, a general partnership formed for a joint venture between the Company and Nippon Steel Corporation (“NSC”), owns and operates a cold-rolling facility. I/N Tek is 60% owned by the Company. The Company does not exercise control over I/N Tek as all significant management decisions require agreement by both partners. The Company has rights to the productive capacity of the I/N Tek facility, except in certain limited circumstances and, under a tolling arrangement, has an obligation to use the facility for the production of cold rolled steel. See note 12 for a further discussion of transactions with related parties.

(2)

Mittal Steel USA and NSC own and operate another joint venture which consists of a 500,000 ton electro galvanizing line and a 500,000 ton hot-dip galvanizing line adjacent to the I/N Tek facility. I/N Kote, the general partnership formed for this joint venture, is owned 50% by the Company. The Company and NSC have each guaranteed the share of long-term financing attributable to their respective interest in the partnership. The I/N Kote joint venture is required to buy all of its cold rolled steel from the Company. See note 12 for a further discussion of transactions with related parties.

(3)

The Company owns a 51.3% interest in Dillinger Hutte Saarstahl AG (“DHS”). The Company does not exercise control over DHS as it is unable to appoint a majority of the members of the supervisory board of DHS and decisions voted on by shareholders are required to be approved with at least a 70% affirmative vote.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

(4)

Macsteel International Holdings B.V. (“Macsteel”) is an equity method investment owned by Mittal Steel South Africa. Mittal Steel South Africa’s steel products are marketed internationally through Macsteel, a joint venture in which the Mittal Steel South Africa’s holds a non-controlling 50% interest. The Company recognized 29 in equity income from Macsteel in 2006 (42 in 2005).

(5)

On September 27, 2005, Mittal Steel completed the acquisition of 36.67% of the outstanding shares of Hunan Valin Steel Tube and Wire Co., Ltd (“Hunan Valin”), for a aggregate consideration of 338 (excluding acquisition related fees of 6). Following the conversion of bonds into shares of Hunan Valin, the Company’s interest in Hunan Valin was diluted to 31.43 % as of December 31, 2005. During January 2006, the conversion of all remaining convertible bonds occurred and, as a result, the shareholdings of the Company were diluted to 29.49%. As of December 31, 2006, the investment had a market value of 357 (2005: 391).

(6)

These investments are under common control between Arcelor Mittal and joint venture partners. As a result, the Company does not have the power to govern the financial and reporting policies of these entities, and therefore, accounts for the investments under the equity method.

Summarized financial information, in the aggregate, for the Company’s investments accounted for using the equity method follows:

	Years ended December 31,
	2004	2005	2006
Condensed statement of income data
Gross revenue	2,128	3,446	8,734
Net income	88	137	533

	December 31,
	2005	2006
Condensed balance sheet data
Total assets	2,487	12,148
Total liabilities	1,570	6,797

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

NOTE 11: OTHER INVESTMENTS

The Company holds the following other investments:

	December 31,
	2005	2006
Available-for-sale securities:
Erdemir	277	424
Other	—	81

Total available-for-sale securities	277	505

Investments accounted for at cost:
Carrying amount	—	646

Total accounted for at cost	—	646

Total other investments	277	1,151

As of December 31, 2006, the Company owned approximately 14.2% of the outstanding shares of Erdemir, a publicly-traded company located in Turkey (the largest iron and steel producer in the Republic of Turkey). In addition to its interest in Erdemir, the Company also owned stakes in the following companies, which were also classified as available-for-sale securities as of December 31, 2006:

•	Aços Villares (part of the Sidenor Group, producer of special steels and rolls for rolling mills, publicly traded on the Brazilian stock market).

•	Fortis (international financial services provider engaged in banking and insurance, publicly traded on Amsterdam, Brussels and Luxembourg stock markets).

•	Kiswire (special steel wire manufacturer whose shares are publicly traded on the South Korean stock market).

The change in fair value of available-for-sale securities for the period (unrealized gain of 16, net of income tax and minority interests) is recorded directly in shareholders’ equity.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

NOTE 12: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, all of which are associates and joint ventures of the Company, were as follows:

	Year ended December 31,			At December 31,
	2004	2005	2006	2005	2006
Transactions	Sales			Receivables
Macsteel Int’l Holding & Subsidiaries	1,047	1,369	1,084	51	26
I/N Kote	323	361	380	4	13
Polski Koks	325	77	376	45	64
Coils Lamiere Nastri (CLA) SPA	—	—	221	—	143
Gonvarri Industrial SA	—	—	207	—	49
WDI	195	153	205	20	18
Zaklad	86	70	150	13	20
Straprofil	90	68	105	6	8
Sorevco	—	63	72	—	8
Lamines Marchands Europeens SA	—	—	55	—	28
Borecelik Celik Sanayii Ticret	—	—	52	—	20
Florin Centrum	—	23	50	4	12
Other	169	155	890	25	300

Total	2,235	2,339	3,847	168	709

	Year ended December 31,			At December 31,
	2004	2005	2006	2005	2006
	Purchases of raw material & others			Payables
Polski Koks	372	217	258	50	56
E.I.M.P	153	188	255	—	—
Forges et Acieries de Dilinger	—	—	186	—	27
I/N Tek (Tolling charges)	149	144	166	1	10
Mac Steel Int’l Holding & Subsidiaries	—	—	106	—	—
Peña Colorada	34	53	66	27	27
PCI Associates (Tolling Fees)	57	54	65	(5)	—
Eko Recycling GmbH	—	—	62	—	17
Lindsay International (Pvt) Ltd.	40	57	36	6	3
Orind Refractories & Subsidiaries	46	66	35	5	3
Other	170	135	505	41	376

Total	1,021	914	1,740	125	519

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

The Company’s principal subsidiaries, categorized by operating segment and location, are as follows.

Name of Subsidiary	Abbreviation	Country
Flat Carbon Americas
Companhia Siderúrgica de Tubarão S.A.	CST	Brazil
Dofasco Inc.	Dofasco	Canada
Mittal Steel Lázaro Cárdenas S.A. de C.V.	Mittal Steel Lázaro Cárdenas	Mexico
Mittal Steel USA Inc.	Mittal Steel USA	USA

Flat Carbon Europe
Aceria Compacta de Bizkaia S.A.	Aceria Compacta de Bizkaia	Spain
Arcelor Atlantique et Lorraine SAS	Arcelor Atlantique et Lorraine	France
Arcelor Bremen GmbH	Arcelor Bremen	Germany
Arcelor Eisenhüttenstadt GmbH	Arcelor Eisenhüttenstadt	Germany
Arcelor España S.A.	Arcelor España	Spain
Arcelor Méditerranée SAS	Arcelor Méditerranée	France
Arcelor Steel Belgium N.V.	Arcelor Steel Belgium	Belgium
Arcelor Piombino S.p.a.	Arcelor Piombino	Italy
Cockerill Sambre S.A.	Cockerill Sambre	Belgium
Industeel Belgium S.A.	Industeel Belgium	Belgium
Industeel France S.A.	Industeel France	France
Mittal Steel Galati S.A.	Mittal Steel Galati	Romania
Mittal Steel Ostrava a.s.	Mittal Steel Ostrava	Czech Republic
Mittal Steel Poland S.A.	Mittal Steel Poland	Poland

Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina
Arcelor Bergara, S.A.	Arcelor Bergara	Spain
Arcelor Huta Warszawa Sp.z.o.o.	Arcelor Huta Warszawa	Poland
Arcelor Madrid, S.L.	Arcelor Madrid	Spain
Arcelor Olaberría, S.L.	Arcelor Olaberría	Spain
Arcelor Profil Luxembourg S.A.	Arcelor Profil Luxembourg	Luxembourg
Arcelor Rodange S.A.	Arcelor Rodange	Luxembourg
Belgo Siderurgia S.A.	Belgo	Brazil
Mittal Canada Inc.	Mittal Canada	Canada
Mittal Steel Hamburg GmbH	Mittal Steel Hamburg	Germany
Mittal Steel Hochfeld GmbH(1)	Mittal Steel Hochfeld	Germany
Mittal Steel Ostrava a.s.	Mittal Steel Ostrava	Czech Republic
Mittal Steel Point Lisas Ltd.	Mittal Steel Point Lisas	Trinidad and Tobago

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Mittal Steel Poland S.A.	Mittal Steel Poland	Poland
Mittal Steel Ruhrort GmbH(1)	Mittal Steel Ruhrort	Germany

Mittal Steel USA Inc.	Mittal Steel USA	USA

Asia, Africa and CIS (AACIS)
JSC Mittal Steel Temirtau	Mittal Steel Temirtau	Kazakhstan
Mittal Steel Annaba Spa	Mittal Steel Annaba	Algeria
Mittal Steel Liberia Limited	Mittal Steel Liberia	Liberia
Mittal Steel South Africa Ltd.	Mittal Steel South Africa	South Africa
OJSC Mittal Steel Kryviy Rih	Mittal Steel Kryviy Rih	Ukraine
Société Nationale de Sidérurgie, S.A.	Sonasid	Morocco

Stainless Steel

Acesita S.A.	Acesita	Brazil
Ugine & Alz Belgium N.V.	Ugine & Alz Belgium	Belgium
Ugine & Alz France S.A.	Ugine & Alz France	France

Arcelor Mittal Steel Solutions and Services (AM3S)
Arcelor Construction France S.A.	Arcelor Construction France	France
Arcelor International America, LLC	Arcelor International America	USA
Arcelor Auto Processing France SAS	Arcelor Auto Processing France	France
Produits d’Usines Métallurgiques Pum-Station Service Acier S.A.	PUM Service Acier	France
Ravené Schäfer GmbH	Ravené Schäfer	Germany

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated in consolidation and are not disclosed in this note. Refer to note 26 for disclosure of transactions with key management personnel.

NOTE 13: PAYABLE TO BANKS

Payable to banks, including the current portion of long-term debt, consisted of the following as of December 31, 2005 and 2006:

	2005	2006
Short term bank loans and other credit facilities	144	1,229
Current portion of long-term debt and lease obligations (see note 14)	190	3,693

	334	4,922

Payable to banks includes short term loans., overdrafts and commercial paper.

Multi-currency Letter of Credit Facility

On December 30, 2005 the Company entered into a multi-currency revolving letter of credit facility in an aggregate amount equal to 800 with a consortium of lenders. This facility is used by the Company and its subsidiaries for the issuance of letters of credit and financial guarantees. The terms of the letter of credit and financial guarantees contain certain restrictions as to duration.

Commercial paper

The Company assumed a commercial paper program from Arcelor enabling borrowings of up to €2,000 million (2,621).

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

NOTE 14: LONG-TERM DEBT

Long-term debt is comprised of the following as of December 31:

	Year of maturity	Type of Interest	Interest Rate(1)	2005	2006
Corporate
3.2 billion Credit Facility	2010	Floating	5.4%	2,750	2,100
3.5 billion Bridge Finance Facility	2007 - 2008	Floating	—	3,500	—
€17 billion Credit Facility	2011	Floating	4.2%-5.7%	—	15,828
IFA Bonds	2030 - 2035	Floating	3.5%-3.7%	51	89
EBRD Loans	2009 - 2013	Floating	6%-6.2%	67	250
Other Loans	2009- 2013	Floating	6%-6.2%	—	59
Other Loans	2009	Fixed	6.5%	16	13

Total Corporate				6,384	18,339

Americas
Subordinated convertible notes	2011	Fixed	6%	—	8
Senior secured notes	2010	Floating	12.2%	—	21
Senior secured notes	2010	Floating	—	150	—
Senior secured notes	2014	Fixed	9.75%	420	420
Senior unsecured notes	2008 - 2017	Fixed	5% - 9.81%	—	391
Senior unsecured notes	2014	Fixed	6.5%	500	500
Senior unsecured notes	2007 - 2018	Floating	3.9%	—	8
PBGC convertible notes	2007	Fixed	—	35	—
Asset acquisition loans	2007 – 2018	Fixed	5%-11.1%	152	633
Other loans	2007 - 2014	Fixed	5.8%-7.1%	119	222
Other loans	2007 – 2017	Floating	4.3% -13.2%	—	314

Total Americas				1,376	2,517

Europe
Secured notes	2006	Fixed	—	82	—
Debenture loans	2008 – 2014	Fixed	3.4%-6.4%	—	2,622
Debenture loans	2020	Floating	4.1%-6.1%	—	11
Other loans	2006 - 2015	Floating	3.3%-6%	35	751
Other loans	2007 - 2015	Fixed	3.5%-7.5%	42	779

Total Europe				159	4,163

Asia & Africa
Government Loan	2011	Fixed	5%	150	150
Other loans	2013	Fixed	16%	17	10
Other loans	2007 – 2012	Floating	6.8%	36	29

Total Asia & Africa				203	189

Total				8,122	25,208
Less current portion of long-term debt				180	3,663

Total long-term debt (excluding lease obligations)				7,942	21,545
Lease obligations (net of 30 of current portion)				32	100

Total long-term debt, net of current portion				7,974	21,645

(1)	The effective interest rate for the fixed rate debt approximates the nominal interest rate. The effective rate of the €17 billion Credit Facility amounts to 4.54% in 2006.

Corporate

3.2 billion Credit Facility

On April 7, 2005, Mittal Steel and certain subsidiaries signed a five-year 3,200 credit facility with a consortium of banks. At December 31, 2006, 2,100 was outstanding.

3.5 billion Bridge Facility

On October 19, 2005, the Company signed a 3,000 loan agreement with Citigroup. The facility was subsequently increased by 500 to 3,500. The 2005 Bridge Facility was repaid in full on June 26, 2006 and cancelled subsequently. Funding was provided from a €3,000 million (3,932) Refinancing Facility entered into on January 30, 2006.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

€17 billion Credit Facility

On January 30, 2006, the Company entered into a €5,000 million credit agreement with a group of lenders to finance the cash portion of the offer for Arcelor along with related transaction costs (“Acquisition Facility”) and a €3,000 million credit agreement to refinance the 2005 Bridge Facility. On May 23, 2006, the Company entered into a €2,800 million agreement with a group of lenders to finance the cash portion of the increased offer for Arcelor along with related transaction costs (“Acquisition Facility”).

On November 30, 2006, the Company entered into a €17,000 million credit agreement with a group of lenders to refinance Mittal Steel’s Refinancing Facility and Acquisition Facilities, along with Arcelor €4,000 million term loan facility and €3,000 million revolving credit facility agreement. All of these refinanced facilities were repaid and cancelled in December 2006.

The outstanding under €17 billion credit facility at December 31, 2006 was 15,828.

EBRD Loans

The secured loan is for capital expenditures and working capital requirements at Mittal Steel Galati. The loan is guaranteed by the Company and certain of its subsidiaries, and is secured by a pledge of certain assets of Mittal Steel Galati. The outstanding amount of the loan is 50 as of December 31, 2006.

On April 4, 2006, Mittal Steel signed a 200 loan agreement with the European Bank for Reconstruction and Development for on-lending to Mittal Steel Kryviy Rih. The outstanding amount of the loan was 200 as of December 31, 2006.

Americas

Senior Secured Notes

On March 25, 2004, Ispat Inland ULC issued senior secured notes with an aggregate principal amount of 800: 150 of floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010 and 650 of fixed rate notes bearing interest at 9.75% (issued at 99.212% to yield 9.875%) due April 1, 2014 (the "Senior Secured Notes"), of which 420 (net of 3 of discount) are outstanding as of December 31, 2006.

The Senior Secured Notes are secured by First Mortgage Bonds (relating to certain assets of the former Ispat Inland Inc.) originally totaling 800 and by a second position lien on the inventory of Mittal Steel USA. As further credit enhancement, the Senior Secured Notes are fully and unconditionally guaranteed by Mittal Steel USA, certain of its subsidiaries as well as by Mittal Steel and certain other associates. The terms of the Senior Secured Notes place certain limitations on the ability of Mittal Steel USA and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions and various other activities. The indenture also contains limited covenants that are applicable to Mittal Steel. These limitations are subject to a number of exceptions and qualifications. Mittal Steel USA was in compliance with all covenants at December 31, 2006. The Senior Secured Notes became investment grade rated as of January 19, 2006. As a result, many of the above limitations were suspended, including restrictions on paying dividends or making other distributions to shareholders.

Senior Unsecured Notes

On April 14, 2004, Mittal Steel USA (formally ISG) issued 600 of senior, unsecured debt securities due in 2014. The debt securities bear interest at a rate of 6.5% per annum and were issued at a discount of 5, which is amortized as interest expense over the life of the senior unsecured notes. On July 22, 2005, Mittal Steel USA repurchased 100 of unsecured notes leaving an outstanding balance of 500. These bonds are fully and unconditionally guaranteed by certain wholly-owned subsidiaries of Mittal Steel USA and, as of March 9, 2007, by Mittal Steel.

On October 1, 2001, Dofasco issued Canadian Dollar (“CAD”) 125 million of 7.55% unsecured, non-callable notes maturing October 1, 2008. On June 15, 2005, pursuant to the Short Form Shelf Prospectus dated November 24, 2004, Dofasco issued CAD 250.0 million of 4.961% Series A Medium Term Notes. The unsecured, non-redeemable notes will mature June 15, 2017 with interest payable semi-annually on June 15 and December 15. The principal will be repaid in four equal annual installments of CAD 62.5 million commencing June 15, 2014.

Asset Acquisition Loans

In May 2005, ISG Inc. (since renamed Mittal Steel USA) took ownership of a coke oven battery at Burns Harbor that was previously leased under a capital lease. The related loan amounts to 140 as of December 31, 2006. CST, Vega do Sul and Belgo Mineira contracted loans mainly with Banco Nacional de Desenvolvimento and Banco Bradesco S.A. for a total amount of 489 in order to finance their expansion of capacity. Together the outstanding as at December 31, 2006 was 633 including accrued interest.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Other loans

The other loans relate mainly to loans contracted by Acesita, CST and Vega do Sul with different counterparties.

Redemptions

On August 18, 2006, Mittal Steel USA redeemed the 38 principal amount of its outstanding Pollution Control Revenue Bonds (Inland Steel Company Project No.13) Series 1996 at par.

On April 20, 2006, the Pension Benefit Guaranty Corporation converted the entire 35 outstanding principal amount plus accrued interest of the convertible note issued by ISG into 1,268,719 Class A common shares of Mittal Steel.

On April 1, 2006, Ispat Inland ULC redeemed the 150 floating rate notes. The floating rate notes were redeemed at a price of 103.0% of the principal plus accrued interest.

On December 28, 2005, Ispat Inland redeemed the 23 principal amount of its outstanding City of East Chicago, Indiana Pollution Control Refunding Revenue Bonds (Inland Steel Company Project No. 10) Series 1993 at par plus accrued and unpaid interest and the 11 principal amount of its outstanding Indiana Development Finance Authority Pollution Control Refunding Revenue Bonds (Inland Steel Company Project No. 12) Series 1995 at 102% plus accrued and unpaid interest. On February 1, 2006, Mittal Steel USA redeemed the 17 principal amount of its outstanding City of East Chicago, Indiana Pollution Control Revenue Bonds (Inland Steel Company Project No. 5) Series 1977 at par.

On October 5, 2005, Ispat Inland redeemed the 28 principal amount of its outstanding First Mortgage 7.9% Bonds, Series R, due January 15, 2007 at par plus accrued and unpaid interest.

Contingent Liability

In 1998, Ispat Inland entered into an agreement with the PBGC to provide certain financial assurances with respect to its pension plan. Under the terms of this agreement, the PBGC was granted a first priority lien on certain assets and Ispat Inland was required to make certain minimum contributions to its pension plan. In 2003, the agreement was amended and under the amended terms, Ispat Inland contributed 175 and 83 in 2005 and 2004, respectively, and pledged 160 of non-interest bearing First Mortgage Bonds. The agreement terminated on December 31, 2005 when Mittal Steel USA met certain financial measures but the pledge of the 160 of bonds continues until Mittal Steel USA meets certain other measures, including the funding level of its pension plan. Attorneys for the parties are finalizing documentation for the release of the first priority liens on the remaining assets.

Europe

OCEANE 2017 3%

In December 2006, Arcelor completed the early redemption of Arcelor’s OCEANEs. This early redemption was completed on December 15, 2006 in accordance with the terms and conditions of the OCEANEs set forth in the prospectus approved by the Luxembourg Commission de Surveillance du Secteur Financier on June 28, 2002, for cash equal to the principal amount of the OCEANEs plus the accrued and unpaid interest amounting to €0.27055 (0.35461) per OCEANE.

Senior Secured Notes

On December 19, 2005, Mittal Steel Europe called the outstanding amount of the euro-denominated senior secured notes due February 2011, which bore interest at 11.875% per annum. The outstanding note was repaid on February 1, 2006 at 105.938% of par value.

Debenture loans

In 2001, Usinor issued €600 in two tranches (€500 million on April 10 and €100 million on July 31). Both principal amounts of unsecured and unsubordinated fixed rated notes bear interest at 6.125% (issued at 99.695%) due April 10, 2008. On December 20, 2002, the general assembly of the bondholders approved the substitution of Arcelor Finance for Usinor as primary obligor under the outstanding bonds.

In 2003, Arcelor Finance issued €600 million,(€500 on September 24 and €100 million on December 4). Both principal amounts of unsecured and unsubordinated fixed rated notes bear interest at 5.125% (issued at 99.536%) due September 24, 2010. Both issuances were consolidated to form a single series.

On July 15, 2004, Arcelor Finance issued €100 million principal amount of unsecured and unsubordinated fixed rated notes bearing interest at 5.50% (issued at 101.97%) due July 15, 2014.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

On November 7, 2004, Arcelor Finance issued €500 million principal amount of unsecured and unsubordinated fixed rated bonds bearing interest at 4.625% (issued at 99.195%) due November 7, 2014.

On December 10, 2004, Arcelor Finance issued €100 million principal amount of unsecured and unsubordinated fixed rated bonds bearing interest at 3.395% (issued at 100.00%) due December 10, 2014.

Other Loans

Between 2003 and 2006, Arcelor Finance issued €556 principal amount of loans maturing between 2008 and 2015. Interest rates are based on 3 month EURIBOR, 6 month EURIBOR, or 6 month LIBOR.

In 2006, Arcelor Ambalaj Celigi Sanayi ve Ticaret issued 19 principal amount of loan maturing in 2007 bearing interest at the 6 month LIBOR average.

€408 principal amount of loans maturing between 2008 and 2015 bearing interest between 3.75% and 6.4% were issued between 1996 and 2005. On December 31, 2006, 367 was outstanding.

Asia & Africa

Mittal Steel Annaba has a 150 ten-year term loan agreement with the government of Algeria. The loan is guaranteed by Mittal Steel. The loan has been repaid in full during first quarter of 2007.

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

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Scheduled maturities of long-term debt including lease obligations at December 31, 2006 are as follows:

Year ended December 31,
2007	3,693
2008	4,615
2009	4,239
2010	6,537
2011	3,797
Subsequent years	2,457

Total	25,338

NOTE 15: FINANCIAL INSTRUMENTS AND CREDIT RISK

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

The Company's short and long-term debt consists of debt instruments which bear interest at fixed rates and variable rates tied to market indicators. The fair value of the Company's variable rate debt approximates its carrying amount given the floating rate nature of the debt. The fair value of fixed rate debt is based on estimated future cash flows discounted using the current market rates for debt of the same remaining maturities and credit risk.

The estimated fair values of the Company’s short and long-term debt are as follows as of December 31, 2005 and 2006:

	2005		2006
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Instruments payable bearing interest at variable rates	6,589	6,594	20,674	20,674
Instruments payable bearing interest at fixed rates	1,575	1,649	4,664	4,756

Long-term debt, including current portion	8,164	8,243	25,338	25,430
Payable to banks	144	144	1,229	1,229

Derivative Financial Instruments

The Company uses foreign currency exchange contracts to manage the risk of foreign currency fluctuations on projected cash flows relating to purchase and sales contracts.

The Company uses futures and swap contracts to manage fluctuations in the cost of input commodities in the steel-making process such as natural gas, electricity, oil and oil products and non-ferrous metals. Timing of these transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge.

The effective portion of the unrealized gains or losses on cash flow hedges are recorded in equity and recorded in the income statement upon realization of the cash flows if they meet the criteria of IAS 39. Unrealized gains and losses on ineffectiveness were recognized immediately in earnings.

The amount of gains or losses reclassified from equity into earnings, as a result of the discontinuance of cash flow hedges, was not material.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Unrealized gains or losses from foreign currency derivatives and commodity swaps and options that do not qualify for hedge accounting are recognized in cost of sales or other operating expenses.

The amounts of derivative financial assets and liabilities (all classified as current) recognized in the balance sheet as of December 31, 2005 and 2006 are not material. These are all short-term.

Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Financial instruments that potentially subject the Company to credit risk primarily consist of trade accounts receivable and derivative contracts. The Company does not anticipate non-performance by counterparties. The Company generally does not require collateral or other security to support financial instruments with credit risk. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The Company considers its credit risk associated with trade accounts receivable to be limited due to a large number of customers comprising the Company's customer base and their geographic dispersion. The Company sells a significant amount of products pursuant to orders throughout its main markets. The Company grants credit based on evaluations of its customers' financial situation, in certain cases, without requiring guarantees or letters of credit, and monitors the exposure of potential losses from granting credit. To reduce risk the Company routinely assesses the financial strength of its customers and as a consequence, believes that its accounts receivable credit risk exposure is limited. In addition, the Company has entered into insurance policies for a number of subsidiaries.

The counterparties to derivative contracts are generally major financial institutions and credit risk is generally limited to the unrealized gains and losses on such contracts should the counterparties fail to perform as contracted. The credit risk exposure to each counterparty is capped in function of its credit rating and our business volume. As a result, the Company considers the risk of counterparty default to be minimal.

NOTE 16: EQUITY

As at December 31, 2006, the authorized common shares of Mittal Steel consisted of 5,000,000,000 Class A common shares, par value of €0.01 per share, and 721,500,000 Class B common shares, par value of €0.01 per share. At December 31, 2006, 934,818,280 (December 31, 2005: 255,401,673) class A common shares and 457,490,210 (December 31, 2005: 457,490,210) class B common shares were issued and 927,778,733 (December 31, 2005: 246,572,889) class A common shares (excluding treasury shares) and 457,490,210 (December 31, 2005: 457,490,210) class B common shares were outstanding.

The Company’s share capital at December 31, 2006 is comprised as follows:

	Class A	Class B	Total
December 31, 2004	1	58	59
Acquisition of ISG	1	—	1

December 31, 2005	2	58	60
Voting right reduction	—	(52)	(52)
Acquisition of Arcelor	9	—	9

December 31, 2006	11	6	17

As of December 31, 2006, the preference and relative rights of the Mittal Steel Class A common shares and Mittal Steel Class B common shares are substantially identical except for conversion rights. Each Mittal Steel Class B common share is convertible, at the option of the holder, into one Mittal Steel Class A common share. Under Mittal Steel's Articles of Association, each Mittal Steel Class B common share is convertible at any time and from time to time at the option of the holder thereof into one Mittal Steel Class A common share. The Mittal Steel Class A common shares have no conversion rights.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

On August 1, 2006, Mittal Steel acquired 91.9% of the share capital of Arcelor (on a fully diluted basis). Through subsequent transactions, Mittal Steel increased its ownership to 94.2% of the issued and outstanding shares of Arcelor and 19.9 million of Arcelor’s Convertible bonds. The acquisition was funded through a combination of cash and 680 million newly issued Class A common shares.

In September 2006, the nominal value of class B shares changed from €0.10 per share to €0.01 per share. This was approved by the shareholders during the shareholders meeting of June 30, 2006. At the same time the voting rights for Class B shares reduced from 10 votes per share to 1 vote per share.

At December 31, 2006, the Company held 7,039,547 of its own Class A shares which it purchased on the open market for aggregate consideration of 84 (at December 31, 2005—8,828,784 for aggregate consideration of 111). In 2006, the Company received 9 upon the exercise of options by employees.

Dividends

All calculations to determine the amounts available for dividends are based on Mittal Steel’s Dutch statutory accounts, which are different from its consolidated accounts. Mittal Steel has no manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries’ recognized gains, from the sale of its assets or records share premium from the issuance of (new) common shares. Certain of the Company’s operating subsidiaries are subject to restrictions under the terms of their debt agreements with respect to the payment dividends. As a result, subsidiaries of Mittal Steel had 13.1 billion in retained earnings which are free of restriction for the payment of dividend at December 31, 2006. Dividends are payable by Mittal Steel in either U.S. Dollars or in Euros.

On September 27, 2006, Mittal Steel announced that its Board of Directors had agreed upon a new dividend and cash distribution policy. The new policy will be proposed to Mittal Steel’s shareholders at the next general meeting. The new policy aims to return 30% of Mittal Steel’s prior year’s annual net income to shareholders every year through an annual base dividend, supplemented by share buy-backs. Mittal Steel’s Board of Directors proposed an annual base dividend of $1.30 per share. This base dividend has been designed to provide a minimum payout per year and would rise in order to reflect Mittal Steel’s underlying growth. Payment of this dividend will be made on a quarterly basis.

In addition to this dividend, Mittal Steel’s Board of Directors proposed a share buy-back program tailored to achieve the 30% distribution pay-out commitment. Based on the annual net income announced for the twelve months ended December 31, 2006, Mittal Steel will implement a 590 share buy-back and a cash dividend of approximately 1.8 billion. This new distribution policy will be implemented as of January 1, 2007 for the 2006 results, subject to shareholder approval.

Further to the September 27, 2006 announcement described above, Mittal Steel announced on April, 2, 2007, the commencement of a share buy-back program to repurchase up to a maximum aggregate amount of 590 of its class A common shares. It is Mittal Steel’s intention to either use the repurchased class A common shares exclusively for future share issuances in view of current or future employee stock option plans and other allocations of shares to employees or cancel the repurchased class A common shares in due course. The share buy-back program will end at the earliest of (i) December 31, 2007 (provided that Mittal Steel’s shareholders, at the annual general meeting of shareholders to be held on May 15, 2007, renew the current authorization for the Mittal Steel Board of Directors for a period of 18 months, ending on November 15, 2008), (ii) the moment on which the aggregate value of class A common shares repurchased by Mittal Steel since the start of this share buy-back program reaches 590, or (iii) the moment on which Mittal Steel and its subsidiaries hold ten percent of the total number of the then-issued class A and class B common shares.

The dividend for 2006 amounted to 522 (0.50 cents per share) and was paid during the year. On February 2, 2007 an interim dividend was declared of 0.325 cents per share or 452 in total.

Share Retention Agreements

Mittal Steel Temirtau has entered into share retention agreements with the European Bank for Reconstruction and Development (“EBRD”) and International Finance Corporation (“IFC”), whereby until the date on which the EBRD and IFC loans have been repaid in full, Mittal Steel Temirtau’s holding company or its nominee shall not, unless EBRD and IFC otherwise agree in writing, transfer, assign, pledge, dispose or encumber 67% of the share holding in Mittal Steel Temirtau.

The Company has pledged 20% of the outstanding shares of Mittal Steel Galati towards its commitment to pay the remaining purchase price owed to APAPS relating to the Company’s acquisition of Mittal Steel Galati. Further, the Company has also pledged 50% of the outstanding shares of Mittal Steel Galati’s towards the Company’s ten-year capital expenditure commitment at Mittal Steel Galati which commenced November 2001.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

The Company has pledged 44.8% of the outstanding shares of Mittal Steel Iasi towards its commitment to pay the remaining purchase price owed to APAPS relating to the Company’s acquisition of Mittal Steel Iasi.

The Company has entered into a share pledge agreement with APAPS for 51.1% of its share holding in Mittal Steel Roman’s share capital with respect to its commitment to pay the purchase price for Mittal Steel Roman. The Company has also entered into a share pledge agreement with APAPS for 49.9% of its share holding in Mittal Steel Roman’s share capital towards its capital expenditure commitment for five years commencing December 2003.

The Company has entered into a share pledge agreement with APAPS for 1.4% of its share holding in Mittal Steel Hunedoara’s share capital with respect to its commitment to pay the purchase price for Mittal Steel Hunedoara. The Company has also entered into a share pledge agreement with APAPS for 51.7% of its share holding in Mittal Steel Hunedoara’s share capital towards its capital expenditure commitment for five years commencing April 2004.

The Company has entered into a share retention agreement with IFC to retain at least 51% of the registered share holding in Mittal Steel Annaba with respect to the commitment for repayment of loans to IFC by Mittal Steel Annaba.

The Company is obliged to establish a registered pledge in favor of the State Treasury of Poland over such number of the Company’s shares of Mittal Steel Poland which is equal to the difference between: (i) the number of shares in the Company held by MSH and (ii) 50% of the Company’s shares plus one share. As a result, the number of the shares to be pledged equals to 32,440,972 shares, which constitutes about 12.17% of the entire Company’s share capital and about 19.58% of all shares/capital held by the Company.

Stock Option Plan

In 1999, the Company established the Mittal Steel Global Stock Option Plan (“MittalShares”). Under the terms of MittalShares, Mittal Steel may grant options to purchase common stock to senior management of Mittal Steel and its associates for up to 20,000,000 shares of common stock (increased from 6,000,000 shares to 10,000,000 shares of common stock after shareholder approval in 2003 and increased from 10,000,000 shares to 20,000,000 shares of common stock after shareholder approval in 2006). The exercise price of each option equals not less than the fair market value of Mittal Steel stock on the grant date, with a maximum term of 10 years. Options are granted at the discretion of the Mittal Steel’s Appointments, Remuneration and Corporate Governance Committee or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

On August 23, 2005, Mittal Steel granted 3,908,773 options to a group of key employees at an exercise price of 28.75. The options expire on August 23, 2015.

On September 1, 2006, Mittal Steel granted 3,999,223 options to a group of key employees at an exercise price of 33.755. The options expire on September 1, 2016.

Pursuant to the transitional provisions of IFRS 2, “Share-Based Payments”, only options granted after November 7, 2002 were recognized as an expense at their fair value. The Company determines the fair value of the options at the date of grant using the Black-Scholes model. The fair values for options and other share-based compensation is recorded as an expense in the consolidated statement of income over the relevant resting or service periods, adjusted to reflect actual and expected levels of vesting.

The fair value of each option grant to purchase Mittal Steel common shares is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions (based on year of grant):

	Year of grant
	2005	2006
Exercise price	28.75	33.76
Dividend yield	1.44%	1.45%
Expected annualized volatility	52%	60%
Discount rate - Bond equivalent yield	4.50%	4.63%
Weighted average share price	28.75	33.76
Expected life in years	6	6
Fair value of options (per share)	13	30

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

The expected life of the options is estimated by observing general option holder behaviour and actual historical lives of Mittal Steel stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on Mittal Steel shares in the open market, as well as, historical patterns of volatility.

The compensation expense recognized for stock option plans was 32, 9, and 28 for each of the years ended December 31, 2004, 2005, and 2006, respectively.

Option activity with respect to MittalShares is summarized below as of and for each of the years ended December 31, 2004, 2005, and 2006:

	Number of Options	Range of Exercise Prices	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2003	3,339,334	2.26 - 11.94	7.32
Exercised	(1,384,118)	2.26 - 11.94	7.76
Forfeitures	(244,000)	2.26 - 11.94	9.07

Outstanding, December 31, 2004	1,711,216	2.26 - 11.94	6.72
Granted	3,908,773	28.75	28.75
Exercised	(351,850)	2.26 – 11.94	5.87
Forfeitures	(210,833)	2.26 – 28.75	27.87

Outstanding, December 31, 2005	5,057,306	2.26 - 28.75	22.92
Granted	3,999,223	33.76	33.76
Exercised	(523,304)	2.26 –28.75	17.83
Cancelled	(4,000)	8.57 – 11.95	10.26
Forfeitures	(78,257)	33.76	33.76

Outstanding, December 31, 2006	8,450,968	2.26 – 33.76	28.27

Exercisable, December 31, 2006	2,062,787	2.26 - 28.75	17.27
Exercisable, December 31, 2005	1,352,366	2.26 - 28.75	6.96
Exercisable, December 31, 2004	1,321,721	2.26 - 11.94	8.03

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

The following table summarizes information about stock options as of December 31, 2006:

Options Outstanding
Exercise Prices	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)
11.94	315,599	2.71	315,599
8.57	330,100	3.42	330,100
2.26	442,118	5.27	442,118
28.75	3,442,185	8.65	974,970
33.76	3,920,966	9.67	—

2.26 –33.76	8,450,968	8.52	2,062,787

In addition, Arcelor S.A. has stock option plans with 1,485,393 options outstanding as of December 31, 2006 with an exercise price ranging from €9.67 to €34.43 per option. The Company recorded compensation expense of 4 with respect to these stock option plans during 2006.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

NOTE 17: FINANCIAL INCOME AND EXPENSE

Financial income and expense recognized in the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Recognized in profit and loss
Interest expense	(259)	(503)	(1,124)
Interest income	74	110	251
Net foreign exchange result	(29)	40	340
Change in fair value of derivatives	—	—	(11)
Other net financing costs	—	—	(110)

Total net financing costs recognized in profit and loss	(214)	(353)	(654)

Recognized in equity
Net change in fair value of available for sale financial assets	66	87	16
Effective portion of changes in fair value of cash flow hedge	4	(10)	(16)
Foreign currency translation differences for foreign operations	1,368	(758)	826

Total net financing costs recognized in equity	1,438	(681)	826

NOTE 18: PENSIONS AND OTHER POST-EMPLOYMENT PLANS

Arcelor Mittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer post-employment benefits, including post-employment health care. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the balance sheet is based on a number of assumptions and factors such as the discount rate, expected wage increases, expected return on plan assets, future health care cost trends and market value of the underlying assets. Actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, will affect recognized expense and the recorded obligation in future periods. The total accumulated unrecognized losses amounted to 901 for pensions and 389 for other post retirement benefits as of December 31, 2006.

A summary of the significant defined benefit plans is as follows:

Americas

U.S.

Mittal Steel USA’s Pension Plan and Pension Trust is a non-contributory defined benefit plan covering approximately 40% of its employees. Benefits for most non-represented employees are determined under a “Cash Balance” formula as an account balance which grows as a result of interest credits and of allocations based on a percentage of pay. Benefits for other non-represented salaried employees are determined as a monthly benefit at retirement depending on final pay and service. Benefits for wage and salaried employees represented by the United Steelworkers of America are determined as a monthly benefit at retirement based on fixed rate and service.

The Company also has established defined contribution benefit trusts to fund pensions and retiree medical and death benefits as well as qualified savings plans. The amount recognized as expense for the defined contribution plans to 4, 123 and 232 for the years ended December 31, 2004, 2005, and 2006, respectively.

Canada

The primary pension plans are the ones from Hamilton and QCM. The Hamilton pension plan is a hybrid plan providing the better of a defined benefit and defined contribution pension. The defined contribution component is financed by both employer and employee contributions. The employer also contributes a percentage of profits in the defined contribution plan. The QCM defined benefit plan provides salary related benefit for non-union employees and a flat dollar pension depending on employee length of service.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Brazil

The primary defined benefit plans, financed through trusted funds, have been closed to new entrants. Brazilian entities have all established defined contribution plans that are financed by employer and employee contributions.

Europe

Certain European Operating Subsidiaries maintain primarily unfunded defined benefit pension plans for a certain number of employees the benefits of which are based on such employees’ length of service and applicable pension table under the terms of individual agreements. Some of these unfunded plans have been closed to new entrants and replaced for active members by defined contributions pension plans financed by employer and employee contributions

A limited number of funded defined benefit plans are in place in countries where funding collective company pension plans is mandatory.

Plan Assets

The weighted-average asset allocations for the Funded Pension Plans at December 31 2005, and 2006, by asset category are as follows:

	December 31, 2005			December 31, 2006
	U.S.	CANADA	OTHERS	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Equity Securities	62%	61%	49%	62%	56%	9%	18%	40%
Fixed Income (including cash)	17%	39%	38%	17%	38%	89%	73%	47%
Real Estate	21%	—	—	21%	—	—	—	—
Other	—	—	13%	—	6%	2%	9%	13%

Total	100%	100%	100%	100%	100%	100%	100%	100%

The respective Finance and Retirement Committees of the Board of Directors have general supervisory authority over the respective trust funds. These committees have established the following asset allocation targets:

	December 31, 2006
	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Equity Securities	63%	60%	20%	20%	49%
Fixed Income (including cash)	23%	40%	80%	80%	38%
Real Estate	14%	—	—	—	—
Other	—	—	—	—	13%

Total	100%	100%	100%	100%	100%

Summary of changes in the benefit obligation and of the change in plan assets:

	December 31, 2005
	TOTAL	U.S.	CANADA	EUROPE	OTHER
Change in benefit obligation
Benefit obligation at beginning of the period	3,268	2,672	463	71	62
Business combinations	134	134	—	—	—
Service cost	52	38	9	2	3
Interest cost	195	160	28	3	4
Plan participants’ contribution	2	—	1	—	1
Actuarial loss	246	179	62	5	—
Benefits paid	(243)	(218)	(21)	(2)	(2)
Foreign currency exchange rate differences	9	—	19	(10)	—

Benefit obligation at end of the period	3,663	2,965	561	69	68

Change in plan assets

Fair value of plan assets at beginning of the period	2,327	1,923	304	—	100
Business combinations	69	69	—	—	—
Expected return on plan assets	212	180	24	—	8
Actuarial gain (loss)	32	25	12	—	(5)
Employer contribution	202	182	17	2	1
Plan participants’ contribution	2	—	1	—	1
Benefits paid	(243)	(218)	(21)	(2)	(2)
Foreign currency exchange rate differences	11	—	11	—	—

Fair value of plan assets at end of the period	2,612	2,161	348	—	103

(Unfunded) funded status of the plans	(1,051)	(804)	(213)	(69)	35
Unrecognized net actuarial loss (gain)	1,103	971	154	—	(22)
Unrecognized transition asset	(1)	—	—	—	(1)
Unrecognized past service cost	92	—	84	—	8

Net amount recognized	143	167	25	(69)	20

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

	December 31, 2006
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Change in benefit obligation
Benefit obligation at beginning of the period	3,663	2,965	561	—	69	68
Business combinations	4,762	19	2,165	461	2,117	—
Service cost	103	38	41	4	17	3
Interest cost	319	168	84	20	42	5
Plan amendments	(1)	3	(1)	—	(3)	—
Plan participants’ contribution	3	—	1	1	—	1
Curtailments and settlements	(14)	(14)	—	—	—	—
Actuarial loss	151	114	27	1	6	3
Benefits paid	(382)	(218)	(69)	(11)	(82)	(2)
Foreign currency exchange rate differences	(12)	—	(79)	5	62	—

Benefit obligation at end of the period	8,592	3,075	2,730	481	2,228	78

Change in plan assets
Fair value of plan assets at beginning of the period	2,611	2,161	348	—	—	102
Business combinations	2,828	12	1,771	520	525	—
Expected return on plan assets	338	206	87	27	9	9
Actuarial gain (loss)	154	123	39	3	1	(12)
Employer contribution	181	64	83	5	28	1
Plan participants’ contribution	3	—	1	1	—	1
Curtailments and settlements	(13)	(13)	—	—	—	—
Benefits paid	(326)	(218)	(69)	(11)	(26)	(2)
Foreign currency exchange rate differences	(47)	—	(67)	6	14	—

Fair value of plan assets at end of the period	5,729	2,335	2,193	551	551	99

(Unfunded) funded status of the plans	(2,863)	(740)	(537)	70	(1,677)	21
Unrecognized net actuarial loss (gain)	901	891	5	(3)	4	4
Unrecognized transition asset	—	—	—	—	—	—
Unrecognized past service cost	(70)	—	—	(70)	—	—
Employer Contribution after measurement date	6	—	6	—	—	—

Net amount recognized	(2,026)	151	(526)	(3)	(1,673)	25

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Asset Ceiling

The amount not recognized in the fair value of plan assets due to the asset ceiling was nil and 5 at December 31, 2005 and 2006 respectively.

Accumulated Benefit Obligation

The accumulated benefit obligation for all defined benefit pension plans was 3,584 and 7,972 at December 31, 2005 and 2006, respectively

Information for pension plans with accumulated benefit obligations in excess of plan assets:

	December 31, 2005
	TOTAL	U.S.	CANADA	EUROPE
Projected benefit obligation	3,595	2,965	561	69
Accumulated benefit obligation	3,584	2,942	559	83
Fair value of plan assets	2,509	2,161	348	—

	December 31, 2006
	TOTAL	U.S.	CANADA	EUROPE
Projected benefit obligation	8,033	3,075	2,730	2,228
Accumulated benefit obligation	7,972	3,049	2,697	2,226
Fair value of plan assets	5,079	2,335	2,193	551

The following table details the components of net periodic pension cost

	December 31, 2004
	TOTAL	U.S.	CANADA	EUROPE	OTHER
Net periodic cost (benefit)
Service cost	51	38	8	2	3
Interest cost	186	154	26	3	3
Expected return on plan assets	(210)	(165)	(39)	—	(6)
Amortization of past service cost	13	—	13	—	—
Amortization of net (gain) loss	41	57	(16)	—	—

	81	84	(8)	5	—

	December 31, 2005
	TOTAL	U.S.	CANADA	EUROPE	OTHER
Net periodic cost (benefit)
Service cost	51	38	9	1	3
Interest cost	195	160	28	3	4
Expected return on plan assets	(212)	(180)	(24)	—	(8)
Amortization of past service cost	38	—	38	—	—
Amortization of net (gain) loss	52	55	1	(3)	(1)

	124	73	52	1	(2)

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

	December 31, 2006
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Net periodic cost (benefit)
Service cost	102	38	41	3	17	3
Interest cost	320	168	84	20	43	5
Expected return on plan assets	(338)	(206)	(87)	(27)	(9)	(9)
Effect of asset ceiling	5	—	—	5	—	—
Curtailments and settlements	2	2	—	—	—	—
Amortization of past service cost	6	—	6	—	—	—
Amortization of net (gain) loss	76	69	6	1	—	—

	173	71	50	2	51	(1)

Post-employment benefits

Arcelor Mittal’s Operating Subsidiaries in the U.S., Canada and Europe provide post-employment benefits, including medical benefits and life insurance benefits to retirees.

Substantially all of the U.S. Operating Subsidiary’s employees are covered under post-employment life insurance and medical benefit plans that require deductible and co-insurance payments from retirees. The post-employment life insurance benefit formula used in the determination of post- employment benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. The U.S. Operating Subsidiary does not pre-fund most of these post- employment benefits. Effective January 1, 1994, a Voluntary Employee Benefit Association Trust was established for payment of health care benefits to United Steel Workers of America. Funding of the Trust is made as claims are submitted for payment.

Summary of changes in the post employment benefit obligation and the change in plan assets:

	December 31, 2005
	TOTAL	U.S.	CANADA	EUROPE	OTHER
Change in post-employment benefit obligation
Benefit obligation at beginning of period	937	882	25	4	26
Business combinations	315	315	—	—	—
Service cost	12	12	—	—	—
Interest cost	66	64	1	—	1
Plan amendment	(279)	(279)	—	—	—
Actuarial loss (gain)	57	56	4	(2)	(1)
Benefits paid	(78)	(75)	(2)	—	(1)
Foreign currency exchange rate changes	(2)	—	1	—	(3)

Benefits obligation at end of period	1,028	975	29	2	22
Fair value of assets (from acquisition)	23	23	—	—	—

Funded (unfunded)status of the plans	(1,005)	(952)	(29)	(2)	(22)
Unrecognized net loss	180	167	13	—	—
Unrecognized past service cost (benefit)	(154)	(41)	(113)	—	—

Net amount recognized	(979)	(826)	(129)	(2)	(22)

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

	December 31, 2006
	TOTAL	USA	CANADA	BRAZIL	EUROPE	OTHER
Change in post-employment benefit obligation
Benefit obligation at beginning of period	1,028	975	29	—	2	22
Business combinations	1,377	3	897	7	468	2
Service cost	30	9	9	—	8	4
Interest cost	92	54	27	—	9	2
Plan amendment	(5)	—	(2)	—	(3)	—
Actuarial loss (gain)	227	207	22	—	(2)	—
Benefits paid	(116)	(79)	(15)	(1)	(20)	(1)
Foreign currency exchange rate changes	(19)	—	(32)	—	12	1

Benefits obligation at end of period	2,614	1,169	935	6	474	30
Fair value of assets (from acquisition)	48	32	1	—	15	—

Funded (unfunded)status of the plans	(2,566)	(1,137)	(934)	(6)	(459)	(30)
Unrecognized net loss	389	362	32	—	(5)	—
Unrecognized past service cost (benefit)	(38)	(33)	(2)	—	(3)	—

Net amount recognized	(2,215)	(808)	(904)	(6)	(467)	(30)

The net periodic post-employment cost:

	December 31, 2004
	TOTAL	USA	CANADA	EUROPE	OTHER
Components of net periodic cost (benefit)
Service cost	9	8	1	—	—
Interest cost	54	51	1	1	1
Amortization of past service cost	(29)	—	(29)	—	—
Amortization of net (gain)	(1)	3	(3)	—	(1)

Net periodic benefit cost	33	62	(30)	1	—

	December 31, 2005
	TOTAL	USA	CANADA	EUROPE	OTHER
Components of net periodic cost (benefit)
Service cost	12	12	—	—	—
Interest cost	66	63	2	1	—
Expected return on plan assets	(1)	(1)	—	—	—
Amortization of past service cost	(288)	(5)	(283)	—	—
Amortization of net (gain)	(1)	1	—	(1)	(1)

Net periodic benefit cost	(212)	70	(281)	—	(1)

	December 31, 2006
	TOTAL	USA	CANADA	BRAZIL	EUROPE	OTHER
Components of net periodic cost (benefit)
Service cost	25	9	9	—	5	2
Interest cost	91	55	27	—	7	2
Expected return on plan assets	(2)	(2)	—	—	—	—
Amortization of past service cost	(8)	(8)	—	—	—	—
Amortization of net (gain)	12	12	—	—	—	—

Net periodic benefit cost	118	66	36	—	12	4

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Weighted-average assumptions used to determine benefit obligations at December 31,

	Pension Benefits			Other Benefits
	2004	2005	2006	2004	2005	2006
Discount rate	4.75% -10%	4.25%-7.75%	4.43%-10.97%	4.75%-10%	4.25%-7.25%	4.5%-8.75%
Rate of compensation increase	3%-8%	2% – 8%	2.22%-7.5%	3%-5.28%	2% - 8%	3%-7.5%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31,

	Pension Benefits			Other Benefits
	2004	2005	2006	2004	2005	2006
Discount rate	4.75% -10%	4.25% - 7.75%	4.43%-10.97%	5%-10%	4.25% - 7.75%	4.5%-8.75%
Rate of compensation increase	3%-8%	2% – 8%	2.22%-7.5%	4%-8%	2% – 8%	3%-7.5%
Expected long-term rate of return on plan assets	5.28%-9.5%	6.5% - 9%	3.54%-12.71%	4.75%-9.5%	6.5% - 9%	5%-10%

An increase of 1% in the discount rate would decrease the pension obligation by 620 and the annual net periodic cost by 22. It would decrease the post employment benefit obligation by 365 and the annual net periodic cost by 5. A 1% decrease would increase the pension obligation by 703 and the annual net periodic cost by 18. It would increase the post employment benefit obligation by 586 and the annual net periodic cost by 6.

Health Care Cost trend

	December 31,
	2004	2005	2006
Health care cost trend rate assumed for next year	4.50% - 8.6%	4.5% - 11.2%	2.03% - 10.7%

An increase of 1% in the health care cost trend rate would increase the post employment benefit obligation by 160 and the annual net periodic cost by 7. A 1% decrease would reduce the post-employment benefit obligation by 136 and the annual net periodic cost by 6.

Cash Flows

Contributions

The Company expects to contribute 414 to defined benefit pension plans in 2007. This includes an expected contribution of about 260 to the US Trust in 2006 pursuant to ERISA minimum funding requirements.

Estimated Future Pension and Post-Employment Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Years ended December 31
Expected benefit payments	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
2007	628	309	101	12	46	160
2008	632	321	106	12	46	147
2009	649	333	109	12	46	149
2010	649	334	113	12	45	145
2011	654	339	117	12	47	139
Five years thereafter	3,415	1,702	640	63	241	769

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Total long-term employee benefits

Together with plans and obligations that do not constitute pension or other post employment benefits the total long-term employee benefits are as follows:

	At December 31,
	2005	2006
Pension obligation	(143)	2,026
Other post-employment benefit obligation	979	2,215
Provision for early retirement	—	610
Other long-term employee benefits (jubilee, leave, compensation)	218	434

	1,054	5,285

NOTE 19: INCOME TAX EXPENSE

The breakdown of the income tax expense (benefit) for each of the years ended December 31, 2004, 2005 and 2006, respectively, is summarized as follows:

	Year ended December 31,
	2004	2005	2006
Total current income tax expense	636	663	1,267
Total deferred tax expense (benefit)	331	218	(158)

Total income tax expense	967	881	1,109

The following table reconciles the income tax expense (benefit) to the statutory tax expense as calculated:

	Year ended December 31,
	2004	2005	2006
Net income:	5,210	3,301	5,226
Minority interest	415	494	860
Income from equity method investments	(149)	(86)	(301)
Income tax expense	967	881	1,109

Income before tax and income from equity method investments:	6,443	4,590	6,894
Tax at the domestic rates applicable to profits in the countries	1,177	1,008	1,656
Permanent items	(26)	136	56
Benefit arising from interest in partnership	(19)	(39)	(34)
Rate change	51	(22)	6
Change in measurement of deferred tax assets	(129)	(28)	(43)
Re-characterization of capital loss to ordinary loss	—	(226)	(211)
Benefit of tax holiday	(235)	(21)	(14)
Effects on foreign currency translation	23	10	(51)
Foreign exchange loss on Canadian dollar currency swap	—	—	(57)
Tax deduction	—	—	(42)
Tax credits	—	—	(41)
Other taxes	52	54	31
Others	73	9	(147)

Income tax expense	967	881	1,109

During 2004, our Mexican Operating Subsidiary, in two separate transactions, transferred shares of two of its subsidiaries and realized capital losses for tax purposes of approximately 755 and 668, respectively. At December 31, 2005, deferred tax assets of 226 related to the capital loss of 755 were recognized based on the decision of the Mexican federal court to allow utilization of such capital loss against operating income.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

At Mittal Steel Lázaro Cárdenas, the Mexican federal court approved a petition in 2006 to utilize 668 loss against operating income. Since the loss was incurred in 2004 and it was denominated in Mexican Pesos, fluctuations in currency exchange rate along with annual inflationary adjustments, resulted in an increase in the US dollar equivalent value of the loss from 668 to 729. Accordingly, a deferred tax asset of 211 was recognized in 2006.

The tax deduction relates to federal governmental incentives granted to our subsidiary CST in Brazil as part of a program to promote the development of the Brazilian northeast region including part of Espirito Santo state. The tax credits are attributable to our operating subsidiaries in Spain. They relate to credits claimed on capital gain reinvested in fixed assets and research and development credit.

Deferred Income Tax

Deferred tax assets and (liabilities) are summarized as follows:

	December 31,
	2005	2006
Net deferred tax assets/liabilities consists of the following:
Property, plant and equipment	(3,072)	(9,152)
Tax loss carried forward	422	2,175
Provision: employee benefits	351	1,092
Inventories	—	(96)
Provision: other	317	359
Other liabilities	126	18

Total net deferred tax liabilities	(1,856)	(5,604)

Mittal Steel had unrecognized deferred tax assets relating to tax loss carry forwards and other temporary differences, amounting to 1,468 as of December 31, 2006 (163 as of December 31, 2005). As per December 31, 2006, most of these temporary differences relate to tax loss carry forwards attributable to our operating subsidiaries in Brazil, Belgium, Luxembourg and the U.S. The majority of unrecognized tax losses have no expiration date. The utilization of tax loss carry forwards is, however, restricted to the taxable income of the subsidiary generating the losses.

At December 31, 2006, based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary timing differences are anticipated to reverse, management believes it is more likely than not that Mittal Steel will realize the benefits of the deferred tax assets recognized. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

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

Secondary Taxation on Companies (“STC”) is a tax levied on South African companies at a rate of 12.5% of dividends distributed. STC is not included in the computation of current or deferred tax as these amounts are calculated at the statutory company tax rate on undistributed earnings. On declaration of a dividend, the South African Operating Subsidiary includes the tax of 12.5% in its computation of the income tax expense. If the South African Operating Subsidiary distributed all of its undistributed retained earnings, of which 1,954 and 2,267 in 2005 and 2006, respectively, would be subject to STC, additional taxes of 217 and 252 (or 206 if the dividend is declared after October 1, 2007, since the tax rate will be reduced to 10%) in 2005 and 2006, respectively, would be owed. STC on dividends declared in 2005 and 2006 were 29.8 and 23.9, respectively and are included in "Other Taxes" in the effective rate reconciliation.

As provided in certain agreements related to acquisitions and capital investments undertaken by the Company, income from operating activities in certain countries is subject to reduced tax rates, or, in some cases is wholly exempt from taxes. Such arrangements expire over various fiscal years through 2011.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

The Kazakhstan Operating Subsidiary and the Government of Kazakhstan signed an agreement that fixed its corporate income tax payments for the years 2005 through 2009. The fixed corporate income tax payments are dependent upon the Kazakhstan Operating Subsidiary's completion of required capital investments by December 31, 2004, which was subsequently extended to December 31, 2006. As per December 31, 2006, Kazakhstan Operating Subsidiary has fulfilled the requirement of capital investments.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Tax loss carry forward position

At December 31, 2006, the Company had total estimated net tax loss carry forwards of 9,019.

Such amount includes net operating losses of 2,425 primarily related to Operating Subsidiaries in the United States, Spain, Canada and Mexico which expire as follows:

Year Expiring
2007	60
2008	70
2009	44
2010	82
2011	40
2012	38
2013	50
2014	713
2015	37
2016	112
2017	69
2018	89
2019	93
2020	149
2021	301
2022	37
2023	272
2024	73
2025	1
2026	95

Total	2,425

The remaining tax loss carry forwards of 6,594 are indefinite and attributable to the Company's operations in Luxembourg, Belgium, Germany, Brazil, France, Trinidad and Tobago and South Africa.

Tax loss carry forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. Dollar equivalent value of these tax loss carry forwards in future years.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

NOTE 20: PROVISIONS AND ALLOWANCES

The movements by provision are as follows:

	Balance at December 31, 2005	Additions	Deductions/ Releases	Acquisitions	Foreign currency and other movements	Balance at December 31, 2006
Environmental (see note 23)	442	118	(91)	319	39	827
Asset retirement obligations	198	2	(33)	—	2	169
Restructuring*	80	20	(41)	130	(8)	181
Litigation	—	65	(129)	545	(47)	434
Other**	—	268	(218)	680	108	838

	720	473	(512)	1,674	94	2,449

Short-term provisions	109					569
Long-term provisions	611					1,880

	720					2,449

	Balance at December 31, 2004	Additions	Deductions/ Releases	Acquisitions	Foreign currency and other movements	Balance at December 31, 2005
Environmental (see note 23)	199	75	(46)	232	(18)	442
Asset retirement obligations	114	5	(13)	100	(8)	198
Restructuring	119	30	(61)	—	(8)	80

	432	110	(120)	332	(34)	720

Short-term provisions	159					109
Long-term provisions	273					611

	432					720

The provisions will be used in a period of 2 to 4 years; for the environmental provisions until 20 years.

*	Employee termination cost

As of December 31, 2006, included in the restructuring contingency above is a liability for employee termination cost with regard to the Polish Operating Subsidiary of 80. Prior to the acquisition of the controlling interest in Mittal Steel Poland, this company entered into a head-count reduction plan in order to comply with the Act on Restructuring of Polish Steel Industry dated August 12, 2001 and Protocol 8 of the Republic of Poland Accession Treaty to the European Union. As part of the acquisition of the controlling interest in Mittal Steel Poland, the Company agreed to provide certain entitlements for personnel whose employment with the Company will be terminated in conjunction with required restructuring plans. In total, the Company plans on terminating approximately 3,500 employees under the head-count reduction plan. The total cost expected to be incurred relating to this head-count reduction plan has been recorded at its present value as part of the Company’s initial purchase price allocation of its acquisition of Mittal Steel Poland.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

The components of the accrued employee termination cost are as follows:

	December 31,
	2005	2006
Beginning balance at December 31	106	72
Cash payments	(52)	(35)
Reassessment	26	35
Foreign currency exchange	(8)	8

Balance as of December 31	72	80

**	Other

Other includes provisions for warranties and guarantees as well as other disputes, losses on onerous contracts and provisions for disputes with local and/or national authorities.

Valuation and Qualifying Accounts

	Balance at December 31, 2005	Additions	Deductions/ Releases	Acquisitions	Balance at December 31, 2006
Allowance for doubtful accounts	241	241	(238)	184	428
Inventory obsolescence	269	179	(140)	51	359

	Balance at December 31, 2004	Additions	Deductions/ Releases	Acquisitions	Balance at December 31, 2005
Allowance for doubtful accounts	267	23	(105)	56	241
Inventory obsolescence	244	58	(33)	—	269

NOTE 21: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses were comprised of the following at December 31:

	December 31,
	2005	2006
Advances from customers	140	625
Accrued payroll and employee related expenses	471	2,238
Dividends payable	—	107
Financial instruments	7	501
Other trade accounts payable to affiliates	121	177
Polish government dues	—	131
Taxes payable	—	762
Other creditors	1,430	3,038

Total	2,169	7,579

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

NOTE 22: COMMITMENTS

Operating leases

Mittal Steel leases various facilities, land and equipment under non-cancellable lease arrangements. In most cases, management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Future minimum lease payments required under operating leases that have initial or remaining non-cancellable terms in excess of one year are as follows:

Year ending
2007	108
2008	98
2009	77
2010	67
2011	36
Thereafter	178

Total minimum lease payments	564

Rent expense was 30, 82 and 226 for the years ended December 31, 2004, 2005 and 2006, respectively.

Commitments given

2006
Purchase commitments	31,274
Capital commitments	3,297
Property pledged and guarantees	2,927
Guarantees on third-party financial loans and credit lines	782
Other guarantees	1,406
Other commitments given	190

Total commitments given	39,876

Commitments received

2006
Endorsements and guarantees received from non-consolidated companies	486
Other commitments received	1,839

Total commitments received	2,325

Purchase commitments

Mittal Steel USA entered into various supply agreements and tolling arrangements for services, utilities, natural gas, transportation, industrial gases and certain raw materials.

One of these agreements is an umbrella agreement with Cleveland Cliffs Inc., dated March 1, 2007, that covers significant price and volume matters under three separate pre-existing iron ore pellet supply agreements with Cleveland Cliffs Inc. for Mittal Steel USA's Cleveland and Indiana Harbor West, Indiana Harbor East and Weirton facilities. Under the terms of the umbrella agreement, the three agreements are modified to aggregate Mittal Steel USA’s purchases during the years 2006 through and including 2010. During this period, Mittal Steel USA is obligated to purchase specified minimum tonnages of iron ore pellets on an aggregate basis.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

In February 2005 Mittal Steel Duisburg signed an agreement with ThyssenKrupp Stahl AG for the purchase of between 1.3 - 1.5 million tonnes of hot metal each year for a 20 year term commencing October 2007.

Mittal Steel Lázaro Cárdenas has committed through 2010 for the supply of 500,000 tons per year of pellet feed.

Arcelor Mittal Purchasing SAS has entered into contracts extending to 2010 for the purchase of iron ore (approximately 260 million tons), coking coal (approximately 515 million tons), PCI (approximately 300 million tons), anthracite (approximately 90 million tons) and coke (approximately 1,150 million tons) at specified prices per tonne for 2006 and thereafter at prices to be agreed in accordance with specified formulae, in line with customary international practice for the sale and purchase of these materials.

Arcelor Mittal Purchasing SAS has also entered into energy contracts for the purchase of 876 GWH per year based on competitive price formulae as well as freight contracts through 2010 for a total volume of 208 million tons.

Significant Capital Commitments

Mittal Steel Kryviy Rih has committed to invest at least 500 through 2010, which includes certain innovation, investment and environment-related “undertakings”.

Mittal Steel Poland committed to make capital expenditures of 587 through December 2009. Through December 31, 2006, Mittal Steel Poland has spent 434 towards this commitment.

Mittal Steel Ostrava has committed to invest 243 including 20 for environmental investment, from 2003 to 2012, out of which 135 is to be invested by 2007. Mittal Steel Ostrava has spent 99 through December 31, 2006 towards this commitment.

Mittal Steel Galati has committed to invest approximately 251 from November 2001 through December 2006, of which 76 is to be used for environmental projects, as well as a further 100 in capital expenditures from 2007 through 2011.

Mittal Steel Zenica has committed to invest 135 (including environmental protection) at Mittal Steel Zenica over a ten year period ending in 2014. The amount committed to be spent is 65 over the first three years, 35 over the next three years, and 35 over the final four years. Mittal Steel Zenica has spent nil through December 31, 2006.
On December 26, 2001, Mittal Steel Temirtau had signed a contract with the Committee on Investments of the Ministry of Foreign Affairs of the Republic of Kazakhstan. Under this contract the Company, subject to market conditions, is required to invest in projects totaling 580 through 2006. The Company has invested 584 through December 31, 2006. Other capital commitments outstanding against major contracts as of December 31, 2006 totaled 50.

In addition to these specific capital commitments associated primarily with Sale Purchase Agreements at the time of acquisitions, Mittal Steel entered into various capital commitments for PP&E in the ordinary course of business.

Property pledged and guarantees

Property pledges and guarantees mainly relate to mortgages entered into by the Company’s Operating Subsidiaries in the Americas and guarantees issued in respect of external debt financing.

Guarantees on third party financial loans and credit lines

Guarantees on third-party loans consist of guarantees hedging financial loans and credit lines granted to non-consolidated subsidiaries and subsidiaries accounted for using the equity method, primarily by Mittal Steel USA.

In the ordinary course of its business, Mittal Steel USA has guaranteed certain debts of its subsidiaries amounting to 458.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Other guarantees

Other guarantees consist of letters of credit in the ordinary course of business, guarantees provided to governmental authorities such as customs authorities and for advances received.

Other commitments given

Other commitments given comprise commitments incurred for the long-term use of goods belonging to a third party, commitments incurred under operating leases and commitments undertaken within the framework of securitization programs.

Other commitments received

Other commitments received include undrawn credit lines available to the Company and guarantees and/or letters of credit from suppliers.

NOTE 23: CONTINGENCIES

In addition, Mittal Steel is a party to various legal actions arising in the ordinary course of business.

Environmental Liabilities

Mittal Steel’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2006, Mittal Steel had established reserves of approximately 830 million for environmental liabilities. Previous owners of Mittal Steel's facilities expended in the past, and Mittal Steel expects to expend in the future, substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations.

United States

In 1990, Mittal Steel USA's Indiana Harbor (East) facility was party to a lawsuit filed by the United States Environmental Protection Agency (the “EPA”) under the RCRA. In 1993, Mittal Steel USA entered into a consent decree, which, among other things, requires facility-wide RCRA corrective action and Indiana Harbor Ship Canal sediment assessment and remediation.

Mittal Steel USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA corrective action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires Mittal Steel to perform a Remedial Facilities Investigation (“RFI”) and corrective measures study, to complete corrective measures, and to perform any required post-remedial activities. In 2004, the RFI was completed, and the New York State Department of Environmental Conservation and Mittal Steel USA executed an Order on Consent to perform interim corrective measures at a former benzol storage tank area.

In 1997, Bethlehem Steel, the EPA and the Maryland Department of the Environment agreed to a phased RFI as part of a comprehensive multimedia pollution Consent Decree for investigation and remediation at Mittal Steel USA’s Sparrows Point, Maryland facility. Mittal Steel USA has assumed Bethlehem Steel’s ongoing obligations under the Consent Decree. The Consent Decree requires Mittal Steel USA to address compliance, closure and post-closure care matters and implement corrective measures associated with two on-site landfills, perform a site-wide investigation, continue the operation and maintenance of a remediation system at an idle rod and wire mill and address several pollution prevention items. The potential costs, as well as the time frame of possible remediation activities, which Mittal Steel currently considers probable, relating to the site-wide investigation at Sparrows Point, cannot be reasonably estimated until more of the investigations required by the Consent Decree have been completed and the data therefrom analyzed.

Mittal Steel USA is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in southwestern Pennsylvania. In 2003, Mittal Steel USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) addressing the transfer of required permits from Bethlehem Steel to Mittal Steel USA and

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

providing financial assurance for long-term operation and maintenance of the wastewater treatment facilities associated with these mines. As required by this Consent Order and Agreement, Mittal Steel USA submitted an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required Mittal Steel USA to propose a long-term financial assurance mechanism. In 2004, Mittal Steel USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. Mittal Steel USA expects to fund the treatment trust over a period of up to ten years at a current target value of approximately 20 until the improvements are made and the treatment trust is fully funded. After the treatment trust is fully funded, the treatment trust will then be used to fund the cost of treatment of acid mine drainage. Although remote, Mittal Steel USA could be required to make up any deficiency in the treatment trust in the future.

On August 8, 2006, the EPA issued Mittal Steel USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) permit and has continued to operate without the appropriate PSD permit. In October and November 2006, Mittal Steel USA met with the EPA to obtain a preliminary understanding of the allegations and the EPA’s technical bases for the NOV. Further communication and discussion with the EPA is planned.

Legal Claims

Mittal Steel is a party to various legal actions. As of December 31, 2006, Mittal Steel has established reserves of approximately 440 for such actions. The principal legal actions are disclosed below.

United States

In January 2005, Indiana Harbor (East) received a third party complaint by Alcoa Incorporated alleging that Indiana Harbor (East) was liable as successor to the interests of Hillside Mining Co. (“Hillside”), a company that Indiana Harbor (East) acquired in 1943, operated until the late 1940s and then sold the assets of in the early 1950s. On October 26, 2006, the Madison County, Illinois circuit court dismissed that complaint, with there being no opportunity of its being re-filed, thus terminating the action.

In a separate proceeding, the Illinois Environmental Protection Agency (the “IEPA”) has identified Indiana Harbor (East) as a potentially responsible party in connection with alleged contamination relating to the above-referenced matter. The IEPA is requesting that Indiana Harbor (East) and other potentially responsible parties conduct an investigation of certain areas of potential contamination. Indiana Harbor (East) intends to defend itself fully in this matter. As of December 31, 2006, it is not possible to reasonably estimate the amount of environmental liabilities relating to this matter.

Canada

In March 2004, a group of residents in Nova Scotia brought a potential class action in the Supreme Court of Nova Scotia against various parties, including Mittal Canada, alleging various torts for damage allegedly caused by the steel plant and coke ovens formerly owned and occupied by Dominion Steel and Coal Corporation from 1927 to 1967. Mittal Steel acquired Mittal Canada in 1994, and the plaintiffs are attempting to establish that Mittal Canada thereby assumed the liabilities of the former occupiers. The plaintiffs seek to have the claim approved as a class action, though the court has not yet issued a decision on this matter. As of December 31, 2006, Mittal Steel is unable to assess the outcome of these proceedings or to reasonably estimate the amount of Mittal Canada's liabilities relating to this matter, if any.

All of the matters discussed above are legacy environmental matters arising from acquisitions.

South America

The Brazilian Federal Revenue Service has claimed that Belgo owes certain amounts for IPI (Manufactured Goods Tax) concerning its use of tax credits on the purchase of raw materials that were non-taxable, exempt from tax or subject to a 0% tax rate and the disallowance of IPI credits recorded five to ten years after the relevant acquisition.

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including Belgo. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (CADE) issued a decision against Belgo that resulted in Belgo’s having to pay a penalty of 36. Belgo has appealed the decision to the Brazilian Federal Court. In September 2006, Belgo offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

As a result of the foregoing decision by CADE, customers of Belgo commenced civil proceedings for damages. There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against Belgo for damages based on the alleged violations investigated by CADE.

In 2003, the Brazilian Federal Revenue Service granted CST a tax benefit for certain investments. CST had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming CST’s entitlement to this benefit. In September 2004, CST was notified of the annulment of these certificates. CST has pursued its right to this tax benefit though the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service.

Europe

In late 2002, three subsidiaries of Mittal Steel (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.), and two former subsidiaries of Arcelor España (Emesa and Galycas), along with other European manufacturers of pre-stressed wire and strands steel products, received notice from the European Commission that it was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold. Mittal Steel and its subsidiaries are cooperating fully with the European Commission in this investigation. The European Commission has not yet notified a Statement of Objections to Mittal Steel or any of its subsidiaries. The European Commission can impose fines of up to a maximum of 10% of annual revenues for breaches of EU competition law. Mittal Steel is currently unable to assess the ultimate outcome of the proceedings before the European Commission or the amount of any fines that may result. Arcelor is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on it for any matters under the ownership of Arcelor.

The Competition Council of Romania has commenced investigations against Mittal Steel Galati and Mittal Steel Hunedoara with respect to certain commercial practices. Mittal Steel is cooperating fully with the authorities but cannot at present determine the outcome of the investigations or estimate the amount or range of a potential fine that may be imposed.

In June 2005, the Competition Council of Romania began an investigation concerning alleged state aid received by Mittal Steel Roman in connection with its privatization.

Since 2001, Mittal Steel Ostrava has been involved in a dispute with Kaiser Netherlands B.V. (“Kaiser”), the contractor for phase 1 of a mini-mill works project (rolling mill P1500), and its parent company, Kaiser Group International. Kaiser Group International and certain of its affiliates (collectively, “KGI”) filed an action in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) (where these companies commenced Chapter 11 bankruptcy proceedings) seeking monetary awards against Mittal Steel Ostrava, which has been stayed. On January 6, 2004, Kaiser filed arbitration claims against Mittal Steel Ostrava with the International Court of Arbitration of the ICC in Paris. On May 16, 2006, the arbitration panel awarded Kaiser 7.3 in favor of its claims and Mittal Steel Ostrava 10.5 in favor of its claims, resulting in a net award, including costs, of approximately 4.1 to Mittal Steel Ostrava. As a result of the award, Mittal Steel Ostrava is seeking to enforce its award against Kaiser. Mittal Steel Ostrava has also filed a motion for summary judgment in its favor in the action commenced in the Bankruptcy Court. KGI have opposed that motion. KGI have also filed a motion for summary judgment in the Bankruptcy Court to enforce a portion of the arbitration award against Mittal Steel Ostrava without set-off.

In 2004, La Direction Générale de la Consommation et de la Repression des Fraudes (the French competition authority) commenced an investigation into alleged anti-competitive practices in the steel distribution sector in France, including Arcelor Négoce Distribution, a subsidiary of Arcelor. The case has been referred to the Conseil de la Concurrence (the French competition council), which is now in charge of the investigation procedure. Any potential fine that might be imposed will depend on the entity that will be considered liable for the alleged practices. No Statement of Objections has yet been issued against Mittal Steel or any of its subsidiaries.

Various retired or present employees of certain Arcelor subsidiaries commenced lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security. 421 such suits are still pending.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Spanish tax authorities have claimed that amortization recorded by Arcelor Planos Seguntos SL in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of 49, including the amount of tax, interest and penalties. The case is pending before the court (the Audiencia Nacional), administrative procedures having been exhausted.

Several Spanish tax laws that provide tax credits and exemptions are currently under review.

South Africa

Mittal Steel South Africa is involved in a dispute with Harmony Gold Mining Company Limited and Durban Roodeport Deep Limited alleging that Mittal Steel South Africa is in violation of the Competition Act. On March 27, 2007, the Competition Tribunal decided that Mittal Steel South Africa had contravened Section 8(a) of the Competition Act by charging an excessive price. The Tribunal has not yet decided upon the relief to be granted, which will be determined at a later hearing on a date to be fixed. Decisions of the Competition Tribunal are appealable to the Competition Appeals Court and the Supreme Court of Appeal. The decision of the Competition Tribunal may impact the pricing formulas used by Mittal Steel South Africa and may result in a fine not exceeding 10% of Mittal Steel South Africa’s annual sales for 2003.

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that Mittal Steel South Africa, as a “dominant firm”, discriminated in its pricing of low carbon wire rod, was referred to the Competition Tribunal. The complainant seeks, among other sanctions, a penalty of 10% on Mittal Steel South Africa’s sales for 2006 in respect of low carbon wire rod and an order that Mittal Steel South Africa cease its pricing discrimination. The complaint is under review by the Competition Tribunal. Mittal Steel is unable to assess the outcome of this proceeding or the amount of Mittal Steel South Africa’s potential liability, if any.

Mittal Steel South Africa is involved in a dispute with the South African Revenue Service in respect of the tax treatment of payments made under a Business Assistance Agreement of 88 in 2003 and 105 in 2004.

NOTE 24: SEGMENT AND GEOGRAPHIC INFORMATION

Mittal Steel has a high degree of geographic diversification relative to other steel companies. During 2006, Mittal Steel shipped its products to customers in approximately 187 countries, with its largest markets in the Flat Carbon Europe and Flat Carbon Americas segments. Mittal Steel conducts its business through its operating subsidiaries. Many of these operations are strategically located with access to on-site deep water port facilities, which allow for cost-efficient import of raw materials and export of steel products. As of December 31, 2006, Mittal Steel had approximately 320,000 employees.

Prior to its acquisition of Arcelor in August 2006, Mittal Steel reported operations based on their geographic location (America, Europe and Asia/Africa). Following the acquisition, Mittal Steel restructured its operations to align them with the structure in place at Arcelor, and the new management structure. Mittal Steel now reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Stainless Steel and AM3S (trading and distribution).

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

The following table summarizes certain financial data relating to our operations in different reportable segments:

	Flat Carbon Americas	Flat Carbon Europe	Long	Asia & Africa CIS	Stainless Steel	AM3S	Others / Elimination	Consolidated
Year ended December 31, 2004
Sales	5,438	3,608	7,894	7,544	—	—	(3,872)	20,612
Operating income	1,327	866	1,423	2,022	—	—	(124)	5,514
Depreciation and amortization	131	135	178	214	—	—	76	734
Capital expenditures	94	144	154	478	—	—	(33)	837

Total assets at December 31, 2004	3,778	3,091	6,081	7,260	—	—	1,483	21,693

Year ended December 31, 2005
Sales	11,241	3,676	7,676	9,909	—	—	(4,370)	28,132
Operating income	1,289	367	641	2,335	—	—	97	4,729
Depreciation and amortization	283	174	226	318	—	—	112	1,113
Capital expenditures	304	190	206	479	—	—	2	1,181
Total assets at December 31, 2005	11,180	3,028	10,283	13,158	—	—	(3,782)	33,867

Year ended December 31, 2006
Sales	17,585	14,366	13,120	14,388	3,261	5,221	(9,071)	58,870
Operating income	1,904	959	1,805	2,584	363	174	(290)	7,499
Depreciation and amortization	658	618	385	447	89	39	60	2,296
Capital expenditures	759	818	577	537	61	62	121	2,935
Total assets at December 31, 2006	17,160	26,586	21,221	15,947	4,775	3,995	22,482	112,166

See also Note 26 to the consolidated financial statements.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

The following table sets out selected financial data relating to our operations in different reportable segments:

	Americas	Europe	Asia & Africa	Others/ Elimin	Consolidated
Year ended December 31, 2004
Sales	6,560	9,905	6,061	(1,914)	20,612
Operating income	1,583	1,965	2,035	(69)	5,514
Depreciation and amortization	185	297	191	61	734
Capital expenditures	130	289	498	(80)	837
Total assets at December 31, 2004	7,870	38,106	9,327	(33,610)	21,693

Year ended December 31, 2005
Sales	12,467	9,762	7,683	(1,780)	28,132
Operating income	1,676	933	2,219	(99)	4,729
Depreciation and amortization	341	312	273	187	1,113
Capital expenditures	335	391	455	—	1,181
Total assets at December 31, 2005	24,204	46,092	9,738	(46,167)	33,867

Year ended December 31, 2006
Sales	22,798	29,156	9,987	(3,071)	58,870
Operating income	2,612	3,141	1,664	82	7,499
Depreciation and amortization	808	1,174	310	4	2,296
Capital expenditures	1,375	1,588	369	(397)	2,935
Total assets at December 31, 2006	39,482	142,802	13,703	(83,821)	112,166

The table below sets out the sales per significant country:

	Sales for the Year Ended December 31,
	2004	2005	2006
Americas
United States	3,158	9,186	15,653
Others	3,402	3,281	7,145

Total Americas	6,560	12,467	22,798

Europe
France	679	645	4,033
Spain	—	—	3,170
Germany	1,301	1,356	4,543
Romania	2,087	2,192	1,840
Poland	3,563	3,118	3,065
Others	2,275	2,451	12,505

Total Europe	9,905	9,762	29,156

Asia & Africa
South Africa	2,015	2,448	2,891
Others	4,046	5,235	7,096

Total Asia & Africa	6,061	7,683	9,987

Eliminations(1)	(1,914)	(1,780)	(3,071)

Total	20,612	28,132	58,870

(1)	Eliminations relate to inter-region

NOTE 25: FACTORING OF RECEIVABLES

Certain of our Operating Subsidiaries have entered into Factoring Agreements with certain banks/financial institutions under which they are entitled to sell eligible accounts receivables from the customers up to an agreed limit. The bank/financial institution buys these receivables without recourse to the seller. The proceeds from the sale of trade accounts receivables are included in the cash flows from operating activities in the Consolidated Statements of Cash Flows.

	2004	2005	2006
Factoring
Proceeds from trade receivables sold under factoring agreement	1,236	1,554	8,906
Nominal of trade receivables sold under factoring agreement	1,376	1,605	8,910
Discounts incurred	7	6	50

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

NOTE 26: EMPLOYEES AND KEY MANAGEMENT PERSONNEL

The table below sets forth the breakdown of the total year-end number of employees by segment for the past two years.

	Year Ended December 31,
	2005	2006
Segment
Flat Carbon Americas (1)	21,046	36,700
Flat Carbon Europe	29,811	67,238
Long	20,050	40,893
Asia, Africa, CIS	153,235	148,291
Stainless Steel	—	11,542
AM3S	—	11,560
Consolidated (2)	224,286	319,578

(1)	Including Dofasco for 2006 Arcelor
(2)	Includes corporate and other employees

	Year Ended December 31,
	2005		2006
Employee information
Wages and salaries	3,247		6,870
Pension cost	60	(1)	328

Total	3,307		7,198

(1)	In 2005, a change in a post employment benefit plan in the US resulted in a decrease of the pension obligation to an amount of 212.

The total annual remuneration of the members of Mittal Steel’s Board of Directors for 2005 and 2006 was as follows:

	Year ended December 31,
	2005	2006
	(All amounts in $ thousands except option information)
Base salary	4,369	3,760
Short-term performance-related bonus	—	3,288
Long-term incentives (number of options)	235,000	175,000

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

The annual remuneration of the members of Mittal Steel's Board of Directors was as follows:

	2005	2006	2005 Short- term Performance Related	2006 Short- term Performance Related	2005 Long-term Number of Options	2006 Long-term Number of Options
	(All amounts in $ thousands except option information)
Lakshmi N. Mittal	2,194	2,005	—	1,677	100,000	100,000
Aditya Mittal (1)	1,245	942	—	1,611	75,000	75,000
Vanisha Mittal Bhatia	18	23	—	—	—	—
Malay Mukherjee(2)	311	—	—	—	60,000	—
Narayanan Vaghul	109	139	—	—	—	—
Ambassador Andrés Rozental (3)	134	142	—	—	—	—
Fernando Ruiz Sahagun(4)	22	—	—	—	—	—
Muni Krishna T. Reddy (5)	110	119	—	—	—	—
René Lopez (6)	74	82	—	—	—	—
Wilbur L. Ross, Jr..(7)	73	105	—	—	—	—
Lewis B. Kaden(8)	79	123	—	—	—	—
François H. Pinault (9)	—	80	—	—	—	—
Joseph Kinsch (10)	—	—	—	—	—	—
José Ramón Álvarez-Rendueles Medina (11)	—	—	—	—	—	—
Sergio Silva de Freitas (12)	—	—	—	—	—	—
Georges Schmit (13)	—	—	—	—	—	—
Edmond Pachura (14)	—	—	—	—	—	—
Michel Angel Marti (15)	—	—	—	—	—	—
Manuel Fernández López (16)	—	—	—	—	—	—
Jean-Pierre Hansen (17)	—	—	—	—	—	—
John Castegnaro (18)	—	—	—	—	—	—
Antoine Spillmann (19)	—	—	—	—	—	—
HRH Prince Guillaume de Luxembourg (20)	—	—	—	—	—	—
Romain Zaleski (21)	—	—	—	—	—	—

Total	4,369	3,760	—	3,288	235,000	175,000

(1)	Mr. A. Mittal resigned from Mittal Steel’s Board of Directors on October 30, 2006, but continued in his role as Chief Financial Officer of Mittal Steel. His renumeration is included only for the period from January 2006 to October 2006.
(2)	Mr. Mukherjee resigned from Mittal Steel’s Board of Directors on April 12, 2005, but continued in his role as Chief Operating Officer of Mittal Steel. His remuneration is included only for the period from January 2005 to March 2005.
(3)	Mr. Rozental resigned from Mittal Steel’s Board of Directors on October 30, 2006.
(4)	Mr. Ruiz resigned from Mittal Steel’s Board of Directors on April 12, 2005.
(5)	Mr. Reddy resigned from Mittal Steel’s Board of Directors on October 30, 2006.
(6)	Mr. Lopez resigned from Mittal Steel’s Board of Directors on October 30, 2006.
(7)	Mr. Ross was elected to Mittal Steel’s Board of Directors on April 12, 2005.
(8)	Mr. Kaden was elected to Mittal Steel’s Board of Directors on April 12, 2005.
(9)	Mr. Pinault was elected to Mittal Steel’s Board of Directors on June 30, 2006.
(10)	Mr. Kinsch was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(11)	Mr. Álvarez-Rendueles Medina was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(12)	Mr. Silva de Freitas was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(13)	Mr. Schmit was elected to Mittal Steel's Board of Directors on October 30, 2006.
(14)	Mr. Pachura was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(15)	Mr. Marti was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(16)	Mr. Fernández López was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(17)	Mr. Hansen was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(18)	Mr. Castegnaro was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(19)	Mr. Spillmann was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(20)	HRH Prince Guillaume de Luxembourg was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(21)	Mr. Zaleski was elected to Mittal Steel’s Board of Directors on October 30, 2006.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

The compensation for the members of the Board of Directors for the year 2006 who were nominated from Arcelor will be paid after its approval by shareholders in the annual general meeting of Arcelor which will be held on April 27, 2007.

The amount outstanding at December 31, 2006 in respect of loans and advances to members of Mittal Steel’s Board of Directors was 0 (December 31, 2005: 0 ). In addition, Mittal Steel has not given any guarantees for the benefit of any member of Mittal Steel’s Board of Directors.

The following table provides a summary of the options outstanding and the exercise of the options granted to Mittal Steel's Board of Directors (in 2001, 2003 and 2004 no options were granted to members of Mittal Steel's Board of Directors):

	Granted in 1999	Granted in 2000	Granted in 2002	Granted in 2005	Granted in 2006	Total	Weighted average exercise price
Lakshmi N. Mittal	80,000	80,000	80,000	100,000	100,000	440,000	18.35
Aditya Mittal(1)	7,500	7,500	25,000	75,000	75,000	190,000	25.78
Vanisha Mittal Bhatia	—	—	—	—	—	—	—
Malay Mukherjee(2)	40,000	40,000	50,000	60,000	—	190,000	13.99
Narayanan Vaghul(3)	—	—	—	—	—	—	—
Ambassador Andrés Rozental(4)(5)	—	—	—	—	—	—	—
Fernando Ruiz Sahagun(6)(7)	—	—	3,333	—	—	3,333	2.26
Muni Krishna T. Reddy(8)	—	—	—	—	—	—	—
René Lopez(9)	—	—	—	—	—	—	—
Wilbur L. Ross(10)	—	—	—	—	—	—	—
Lewis B. Kaden(11)	—	—	—	—	—	—	—
François H. Pinault(12)	—	—	—	—	—	—	—
Joseph Kinsch(13)	—	—	—	—	—	—	—
José Ramón Álvarez-Rendueles Medina(14)	—	—	—	—	—	—	—
Sergio Silva de Freitas(15)	—	—	—	—	—	—	—
Georges Schmit(16)	—	—	—	—	—	—	—
Edmond Pachura(17)	—	—	—	—	—	—	—
Michel Angel Marti(18)	—	—	—	—	—	—	—
Manuel Fernández López(19)	—	—	—	—	—	—	—
Jean-Pierre Hansen(20)	—	—	—	—	—	—	—
John Castegnaro(21)	—	—	—	—	—	—	—
Antoine Spillmann(22)	—	—	—	—	—	—	—
HRH Prince Guillaume de Luxembourg(23)	—	—	—	—	—	—	—
Romain Zaleski(24)	—	—	—	—	—	—	—
Total	127,500	127,500	158,333	235,000	175,000	823,333	18.99
Exercise price	11.94	8.57	2.26	28.75	33.755	—	—
Term (in years)	10	10	10	10	10	—	—
Expiration date	September 14, 2009	June 1, 2010	April 5, 2012	August 23, 2015	September 1, 2016	—	—

(1)	Mr. A. Mittal resigned from Mittal Steel’s Board of Directors on October 30, 2006, but continued in his role as Chief Financial Officer of Mittal Steel.
(2)	Mr. Mukherjee resigned from Mittal Steel’s Board of Directors on April 12, 2005, but continued in his role as Chief Operating Officer of Mittal Steel.
(3)	Mr. Vaghul exercised all his vested options in 2005.
(4)	Mr. Rozental resigned from Mittal Steel’s Board of Directors on October 30, 2006.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

(5)	Mr. Rozental exercised the majority of his vested options in 2005, except for 3,333 options granted in 2002 which were exercised in 2006.
(6)	Mr. Ruiz resigned from Mittal Steel’s Board of Directors on April 12, 2005.
(7)	Mr. Ruiz exercised the majority of his vested options in 2005, except for 3,333 options granted in 2002.
(8)	Mr. Reddy resigned from Mittal Steel’s Board of Directors on October 30, 2006.
(9)	Mr. Lopez resigned from Mittal Steel’s Board of Directors on October 30, 2006.
(10)	Mr. Ross was elected to Mittal Steel’s Board of Directors on April 12, 2005.
(11)	Mr. Kaden was elected to Mittal Steel’s Board of Directors on April 12, 2005.
(12)	Mr. Pinault was elected to Mittal Steel’s Board of Directors on June 30, 2006.
(13)	Mr. Kinsch was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(14)	Mr. Álvarez-Rendueles Medina was elected to Mittal Steel's Board of Directors on October 30, 2006.
(15)	Mr. Silva de Freitas was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(16)	Mr. Schmit was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(17)	Mr. Pachura was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(18)	Mr. Marti was elected to Mittal Steel's Board of Directors on October 30, 2006.
(19)	Mr. Fernández López was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(20)	Mr. Hansen was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(21)	Mr. Castegnaro was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(22)	Mr. Spillmann was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(23)	HRH Prince Guillaume de Luxembourg was elected to Mittal Steel’s Board of Directors on October 30, 2006.
(24)	Mr. Zaleski was elected to Mittal Steel’s Board of Directors on October 30, 2006.

Senior management personnel

The total annual compensation of Mittal Steel’s senior management for 2006 was $16 million in base salary and $21 million in short-term performance related bonuses. As of December 31, 2006, $2.0 million was accrued by Mittal Steel to provide pension benefits to its senior management. During 2006, no loans or advances to Mittal Steel’s senior management were outstanding. As of December 31, 2005, $0.2 million of such loans was outstanding, which was also the maximum amount outstanding during 2005.

NOTE 27: SUBSEQUENT EVENTS

On December 20, 2006, Mittal Steel announced the acquisition of Sicartsa, a Mexican integrated steel producer, from Grupo Villacero. Sicartsa is a fully integrated producer of long steel, with an annual production capacity of approximately 2.7 million tonnes from its facilities in Mexico and Texas, USA. Mittal Steel has also entered into a 50/50 commercial joint-venture with Grupo Villacero for the distribution and trading of Mittal Steel long products in Mexico and in the southwest of the United States, capitalizing on Villacero’s commercial network. Sicartsa is sharing its production site with Mittal Steel Lázaro Cárdenas, offering significant synergy potential, once reunited. Prior to the privatization in 1991 which led to its separation in two entities, the Lázaro Cárdenas steelworks operated as one single integrated site producing both flat and long carbon products. The transaction values Sicartsa at 1,439. In addition to the integrated steel making facility at Lázaro Cárdenas, the acquisition also includes Metaver, a mini-mill, Sibasa and Camsa, two rolling mills in Celaya, Guanajuato (Sibasa) and Tultitlán, State of Mexico as well as Border Steel, a mini-mill in Texas, USA. The closing of this transaction is expected during in the second quarter of 2007.

On December 22, 2006, ThyssenKrupp AG initiated summary legal proceedings against Mittal Steel in the District Court in Rotterdam alleging that Mittal Steel had breached a letter agreement between Mittal Steel and ThyssenKrupp, dated January 26, 2006, with respect to the sale of Dofasco Inc., a North American steelmaker, to ThyssenKrupp. On January 23, 2007, the District Court in Rotterdam denied ThyssenKrupp’s petition for an order. The time for ThyssenKrupp to appeal the Rotterdam Court’s order has expired.

On January 19, 2007, Mittal Steel announced that it agreed to the sale of Huta Bankowa to Alchemia SA Capital Group, as part of Mittal Steel’s commitments to the European Commission during the recommended merger of Arcelor S.A. and Mittal Steel. Huta Bankowa, a 100% subsidiary of Mittal Steel, is located in Dabrowa Gornicza (southern Poland).

On February 2, 2007, Mittal Steel declared an interim dividend of 0.325 cents per share or 452 in total.

On February 14, 2007, Mittal Steel signed a joint venture agreement with the Bin Jarallah Group of companies for the design and construction of a seamless tube mill in Saudi Arabia. This state of the art facility will be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf. The mill will have a capacity of 500,000 tonnes per year. Construction is planned to commence at the end of the first quarter of 2008 and to be completed by the fourth quarter of 2009. Mittal Steel will hold a 51% interest in the company established for this project, with the Bin Jarallah Group holding the remaining 49%.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

On February 20, 2007, the U.S. Department of Justice (“DOJ”) informed the Company that it has selected the Sparrows Point steel mill located near Baltimore Maryland for divestiture under the consent decree filed by the DOJ in August 2006. According to the decree, any such divestiture must take place within ninety days from February 20, 2007, subject to possible extensions by the DOJ. The selection of Sparrows Point by the DOJ ends the period during which Mittal Steel must hold Dofasco separate from its operations.

On February 23, 2007, Mittal Steel, announced that it has signed various Agreements with the State of Senegal in West Africa to develop iron ore mining in the Faleme region of South East Senegal. The project is expected to require an investment of approximately 2.2 billion. The total estimated reserves are approximately 750 million tonnes, located in 4 locations in the Faleme region and comprising both haemetite and magnetite deposits. The project is an integrated mining project and will encompass the development of the mine, the building of a new port near Dakar and the development of approximately 750 km of rail infrastructure to link the mine with the port. The mine is expected to commence production in 2011. The agreements will become effective upon fulfillment of certain conditions precedent by the State of Senegal. The Company has also pledged its support to the community and the people of Senegal as part of its commitment to Corporate Social Responsibility in the countries in which it operates.

On March 2, 2007, Mittal Steel was included in the AEX index and the FTSE4Good Index Europe indexes. On September 18, 2006, Arcelor Mittal was included in the CAC 40 index.

On March 2, 2007, Mittal Steel announced that 385,340,210 Mittal Steel Class B shares owned by Mittal Investments S.à.r.l. have been converted into 385,340,210 Mittal Steel Class A common shares. This conversion has no impact on the total number of shares (1,392,308,490 shares of which 1,320,158,490 Class A shares and 72,150,000 Class B shares).

On March 5, 2007, Mittal Steel sold Stahlwerk Thüringen GmbH (“SWT”) to Grupo Alfonso Gallardo for an enterprise value of €591 million (approximately 768). Such divestment was pursuant to a commitment made to the European Commission in connection with Mittal Steel’s acquisition of Arcelor. SWT, which was a wholly-owned subsidiary of Mittal Steel, is located at Unterwellenborn, Thüringen, Germany. In 2005 SWT’s sales were approximately €400 million. SWT employs approximately 700 people and produces steel sections of up to 550 millimeters in width used in building and construction.

On March 16, 2007, Mittal Steel and Noble signed a definitive agreement for the combination of their laser-welded tailored blanks businesses. Under the terms of the transaction, Mittal Steel, will receive from Noble, in exchange for its laser-welded blanks business in western and eastern Europe, China, India and United States (“TBA”), consideration of 300, which will consist of approximately 131.25 in a combination of cash, a Noble note and assumption of certain TBA financial obligations and 9,375,000 shares of Noble common stock with an agreed value of 18 per share. Upon completion, Mittal Steel will become the largest stockholder of Noble, owning approximately 40% of its issued and outstanding common shares. Arcelor will also obtain four of nine seats on Noble’s board of directors. Completion of the transaction is expected to occur in June 2007, and is subject to a number of conditions, including Noble shareholder approval, receipt by Noble of not less than 165 in debt financing, anti-monopoly clearances in the United States, Canada and Europe and other customary conditions.

On March 16, 2007, Mittal Steel announced that as part of its expansion strategy in Central & Eastern Europe, it will invest in a new steel service centre (SSC) in Krakow. With a processing capacity of 450 000 tons per year, this facility will strengthen the existing network of SSC operations in Poland, in Huta Sendzimira (Krakow) and in Bytom (near Katowice). It will start operating early in 4th quarter 2007.

Further to the September 27, 2006 announcement, Mittal Steel announced on April, 2, 2007, the commencement of a share buy-back program to repurchase up to a maximum aggregate amount of 590 of its class A common shares. The share buy-back program will end at the earliest of (i) December 31, 2007 (provided that Mittal Steel’s shareholders, at the annual general meeting of shareholders to be held on May 15, 2007, renew the current authorization for the Mittal Steel Board of Directors for a period of 18 months, ending on November 15, 2008), (ii) the moment on which the aggregate value of class A common shares repurchased by Mittal Steel since the start of this share buy-back program reaches 590, or (iii) the moment on which Mittal Steel and its subsidiaries hold ten percent of the total number of the then-issued class A and class B common shares.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

On September 25, 2006, the Comissão de Valores Mobiliáros (the “CVM”), the Brazilian securities regulator, ruled that, as a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel was required to carry out a public offer to acquire all the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of Mittal Steel. Pursuant to the ruling, the value to be offered to Arcelor Brasil’s shareholders is to be determined on the basis of the value of the part of the overall consideration paid for Arcelor by Mittal Steel that was attributable to Arcelor Brasil. On October 26, 2006, Mittal Steel filed with the CVM a request for registration with respect to such offer, and filed amended requests on January 11, 2007, February 27, 2007, and April 5, 2007. As per the amended request for registration filed by Mittal Steel on April 5, 2007, the consideration to be offered per Arcelor Brasil share is R$11.70 in cash and 0.3568 Mittal Steel class A common shares, subject to certain adjustments. As of April 4, 2007, the total value offered per Arcelor Brasil share would be €18.89. Tendering Arcelor Brasil shareholders may also accept an all-cash option, pursuant to which they would receive cash in an amount equal to the value of the cash and share consideration described above, calculated in the manner set forth in the request for registration. On the basis of the closing price for Mittal Steel’s shares on the New York Stock Exchange on April 4, 2007, the maximum amount of cash that may be paid by Mittal Steel will be approximately €4.0 billion (assuming 100% acceptance of the cash option). The maximum number of Mittal Steel class A common shares that may be issued will be approximately 76 million shares, representing 5% of the share capital of Mittal Steel on a fully-diluted basis (assuming 100% acceptance of the mixed option). The request for registration is subject to the approval of the CVM.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

NOTE 28: RECONCILIATION FROM IFRS TO US GAAP

The Company's consolidated financial statements have been prepared in accordance with IFRS, which, differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The effects of the application of U.S. GAAP on consolidated net income for each of the years ended December 31, 2004, 2005 and 2006, as determined under IFRS, are set out in the table below:

	For the Year Ended December 31,
	2004	2005	2006
Net income (including minority interests)	5,625	3,795	6,086

Less: minority interests, as reported under IFRS	(415)	(494)	(860)

Net income attributable to equity holders of parent , as reported under IFRS	5,210	3,301	5,226

U.S. GAAP adjustments:
(a) Employee benefits	52	(232)	47

(b) Business combination-related adjustments:
(1) Negative goodwill and measurement date	(776)	60	280
(2) Revaluation of minority interests	—	10	161
(3) Restructuring provisions	—	40	80
(4) Finalization of purchase price allocation	—	131	—

(c) Other	264	21	(153)
(d) Effect of minority interests on adjustments	(201)	(26)	(121)
(e) Deferred income tax effect on adjustments	152	60	(115)

Total U.S. GAAP adjustments	(509)	64	179

Net income, as determined under U.S. GAAP	4,701	3,365	5,405

Earnings per share (Class A and Class B), as determined under U.S. GAAP:
Basic	7.31	4.90	5.47
Diluted	7.31	4.89	5.46

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

The effects of the application of U.S. GAAP on consolidated shareholders' equity as of December 31, 2005 and 2006, as determined under IFRS, are set out in the table below:

	As of December 31,
	2005	2006
Consolidated shareholders’ equity, as reported under IFRS	15,457	50,191
Less: minority interest, as reported under IFRS	(2,171)	(8,064)

Consolidated shareholders’ equity excluding minority interest, as determined under IFRS	13,286	42,127

U.S. GAAP adjustments:
(a) Employee benefits	(1,322)	(1,225)

(b) Business combination-related adjustments:
(1) Negative goodwill	(3,269)	(5,373)
(2) Revaluation of minority interests	(212)	(1,586)
(3) Restructuring provisions	—	80
(4) Finalization of purchase price allocation	200	121

(c) Other	8	(161)
(d) Effect of minority interests on adjustments	336	1,098
(e) Deferred income tax effect on adjustments	1,123	1,798

Total U.S. GAAP adjustments	(3,136)	(5,248)

Shareholders’ equity, as determined under U.S. GAAP	10,150	36,879

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

(a) Employee benefits

The aggregate adjustments included in the tables above as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 consist of the following:

	As of December 31,		For the Year Ended December 31,
	2005	2006	2004	2005	2006
Recognition of funded status (SFAS 158)	—	(1,012)	—	—	5
Recognition of minimum pension liability	(1,103)	—	—	—	—
Prior service costs	(219)	(213)	52	(232)	42

Total U.S. GAAP adjustments (before income taxes and minority interest)	(1,322)	(1,225)	52	(232)	47

Recognition of funded status (SFAS 158)

Under U.S. GAAP, the Company accounts for its pensions and post-retirement benefit plans in accordance with Statement of Financial Accounting Standards (“SFAS”) 87, “Employers’ Accounting for Pensions” and SFAS 106, “Employers’ Accounting for Post-retirement Benefits” and, from December 31, 2006, SFAS 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” Effective December 31, 2006, SFAS 158 requires the Company to recognize the funded status of employee benefit plans on the balance sheet. Prior to the adoption of SFAS 158, the Company recognized an additional minimum pension liability as described below. Due to the adoption of SFAS 158, actuarial gains and losses and past service costs, (which remain unrecognized under IFRS) are recognized as of December 31, 2006 directly in equity, net of deferred income taxes.

Recognition of minimum pension liability

Under U.S. GAAP, prior to the adoption of SFAS 158 as of December 31, 2006, an additional minimum pension liability was required when, as a result of unamortized actuarial losses, prior service costs and transition obligations, the accrued liability reflected in the Company’s balance sheet (before adjustment for minimum pension liability) was lower than the excess of the accumulated benefit obligation over the fair value of the plan assets. The adoption of SFAS 158 eliminates the need for minimum pension liability adjustments from December 31, 2006.

Prior service costs

Under IFRS, in accordance with IAS 19, “Employee Benefits”, where pension benefits have already vested, past service costs are recognized immediately. Under U.S. GAAP, in accordance with SFAS 87, prior service costs are amortized over the remaining service period for both vested and unvested rights.

We expect to recognize losses of 89 and prior service costs of 11 for pension in 2007, and we expect to recognize losses of 27 and prior service credits of 68 for other benefits in 2007.

(b) Business combination-related adjustments

(1) Negative goodwill and measurement date

Under IFRS 3, “Business Combinations,” any excess of the fair value of acquired net assets over the acquisition cost (negative goodwill) is recognized immediately as income.

Under U.S. GAAP, in accordance with SFAS 141, “Business Combinations,” any excess of the fair value of acquired net assets over the acquisition cost (negative goodwill) is allocated on a pro rata basis to reduce the amount allocated to non-current, non-monetary assets until such assets are reduced to zero. Any remaining excess is recognized immediately as an extraordinary gain.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

During the years ended December 31, 2004 and 2005, 1,009 and 147 (as adjusted, see b(4)) respectively were recognized in the statements of income, under IFRS relating to negative goodwill. Under U.S. GAAP, these amounts reduced the underlying long-lived assets, thereby reducing depreciation and amortization expense on the related assets during the years ending December 31, 2004, 2005 and 2006, by 233, 277, and 280, respectively.

Under IFRS, the guidance of IFRS 3 requires that securities issued as consideration in a business combination be recorded at their fair value as of the date of exchange – the date on which an entity obtains control over the acquiree’s net assets and operations.

Under U.S. GAAP, in accordance with Emerging Issues Task Force (“EITF”) 99-12: “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination,” the measurement date used to determine the fair value of securities issued as consideration in a business combination is the date when the terms of the transaction are agreed to and announced.

The following adjustments related to measurement date differences between IFRS and U.S. GAAP as of and for the years ended December 31, 2005 and 2006 are set out below:

	2005 ISG	2006 Arcelor
Value of Mittal Steel shares issued as determined under U.S. GAAP purposes	1,922	21,172
Value of Mittal Steel shares issued as determined under IFRS	1,705	23,240

Total U.S. GAAP difference on measurement date	217	(2,068)
U.S. GAAP income statement adjustment for negative goodwill	(217)	—
Cumulative translation adjustment related to goodwill difference	—	(65)

U.S. equity adjustment for measurement date	—	(2,133)

Acquisition of Arcelor

Under IFRS, the 679.4 million Mittal Steel common shares issued in connection with the acquisition of Arcelor were valued at a weighted average price of 34.20 per share, resulting in an aggregate consideration for this component of the purchase price of 23,240. Under U.S. GAAP, the 679.4 million Mittal Steel common shares issued in connection with the acquisition of Arcelor were valued at a weighted average price of 31.16 per share, resulting in an aggregate consideration for this component of the purchase price of 21,172. The resulting difference in fair value assigned to the Mittal Steel common shares issued in connection with the acquisition of Arcelor amounts to 2,068 and is included in the reconciliation of consolidated shareholders’ equity as of December 31, 2006.

Acquisition of ISG

Under IFRS, the 60.9 million Mittal Steel common shares issued in connection with the acquisition of ISG were valued at a weighted average price of 27.99 per share, resulting in an aggregate consideration for this component of the purchase price of 1,705. Under U.S. GAAP, the 60.9 million Mittal Steel common shares issued in connection with the acquisition of ISG were valued at 31.56 per share, resulting in an aggregate consideration for this component of the purchase price of 1,922. The resulting difference in fair value assigned to the Mittal Steel common shares issued in connection with the acquisition of ISG amounts to 217. Under IFRS, the differential in purchase consideration resulted in a corresponding adjustment to the amount of negative goodwill recognized immediately in the statement of income which is not recognized for U.S. GAAP purposes. Therefore the 217 is included in the reconciliation of consolidated net income for the year ended December 31, 2005. The difference had no impact on consolidated shareholders’ equity between IFRS and U.S. GAAP. However, in reconciling from IFRS to U.S. GAAP, a reclassification adjustment is necessary within equity from retained earnings under IFRS to additional paid in capital under U.S. GAAP for this difference.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

(2) Revaluation of minority interests

Under IFRS, when a company acquires less than 100% of a subsidiary, the minority (non-controlling) interests are recorded in the acquirer’s balance sheet at the minority’s proportion of the fair value of the assets acquired and liabilities assumed.

Under U.S. GAAP, when a company acquires less than 100% of a subsidiary, the minority (non-controlling) interests are recorded in the acquirer’s balance sheet at the minority’s proportion of the historical book value of the assets acquired and liabilities assumed. Fair values are only assigned to the parent company’s share of the net assets acquired.

The aggregate adjustments included in the tables above as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 consist of the following:

	As of December 31,		For the Year Ended December 31,
	2005	2006	2004	2005	2006
U.S. GAAP adjustments:
Minority interest in Arcelor	—	(731)	—	—	59
Minority interest in subsidiaries of Arcelor	—	(617)	—	—	92
Minority interest in Kryviy Rih	(212)	(238)	—	10	10

Total U.S. GAAP adjustments (before income taxes and minority interest)	(212)	(1,586)	—	10	161

Effect of income taxes on adjustments	85	525	—	(4)	(53)
Effect of minority interests on adjustments	127	1,061	—	(6)	(108)

Total U.S. GAAP adjustments (after income taxes and minority interest)	—	—	—	—	—

(3) Restructuring provisions

Under IFRS, the Company may recognize restructuring provisions as part of the acquired liabilities only if the Company has an existing liability at the acquisition date for a restructuring plan recognized in accordance with International Accounting Standards (“IAS”) 37, “Provisions, contingent liabilities, and contingent assets”.

Under U.S. GAAP, EITF 95-3, “Recognition of Liabilities in Connection with a Business Combination,” requires the Company to recognize a restructuring liability at the acquisition date if specific criteria are met. Mittal Steel must have a plan to exit an activity as of the acquisition date, and communication of such a plan should have occurred.

Acquisition of ISG

In conjunction with the acquisition of ISG, a restructuring provision was recognized under U.S. GAAP, which could not be recognized for IFRS. Therefore, under IFRS, the net assets acquired were higher than those recognized under U.S. GAAP in the opening balance sheet, resulting in a corresponding adjustment to the amount of negative goodwill recognized immediately in the statement of income under IFRS, which is not recognized for U.S. GAAP purposes. The difference had no impact on consolidated shareholders’ equity in total between IFRS and U.S. GAAP, however, in reconciling from IFRS to U.S. GAAP, a reclassification adjustment is necessary within equity from retained earnings under IFRS to additional paid in capital under U.S. GAAP for this difference.

During the year ended December 31, 2006, ISG recorded a restructuring provision of 80 under IFRS, which was previously recognized under U.S. GAAP through the purchase accounting during the year ending December 31, 2005. Accordingly, the provision recorded under IFRS has been reversed during the year ended December 31, 2006 for U.S. GAAP.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

(4) Finalization of purchase price allocation (“PPA”)

The aggregate adjustments included in the tables above as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 consist of the following:

	As of December 31,		For the Year Ended December 31,
	2005	2006	2004	2005	2006
U.S. GAAP adjustments:
Finalization of ISG PPA	182	130	—	130	—
Finalization of Kryviy Rih PPA	18	(9)	—	1	—

Total U.S. GAAP adjustments (before income taxes and minority interest)	200	121	—	131	—

Effect of income taxes on adjustments	(79)	—	—	—	—
Effect of minority interests on adjustments	10	10	—	—	—

Total U.S. GAAP adjustments (after income taxes and minority interest)	131	131	—	131	—

Under IFRS and U.S. GAAP, the period that is allowed for finalizing the identification and measurement of the fair value of assets acquired and liabilities assumed in a business combination ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. That allocation period should usually not exceed one year from the consummation of a business combination. Accordingly, the measurement and recognition of certain items that were recorded on a preliminary basis as of December 31, 2005, have been subsequently adjusted to take into account information obtained in 2006 regarding the facts and circumstances that existed as of the acquisition date and that, if known, would have affected the measurement or recognition of the amounts as of that date.

Under IFRS, the prior period financial statements were modified to reflect these adjustments from the date of acquisition, as disclosed in Note 3. Under U.S. GAAP, the prior period financial statements were not modified to reflect these adjustments. Accordingly, the negative goodwill adjustment along with the impact of other changes applied retrospectively under IFRS, were reversed as of and for the year ended December 31, 2005 under U.S. GAAP. The final U.S. GAAP purchase price adjustments were recorded during the year ended December 31, 2006, with no impact on the consolidated statement of income.

(c) Other

The aggregate adjustments included in the tables above as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 consist of the following:

	As of December 31,		For the Year Ended December 31,
	2005	2006	2004	2005	2006
Inventory valuation	(10)	(154)	(1)	(10)	(144)
Change in discount rates for asset retirement obligations	34	15	—	34	10
Embedded leases	11	9	—	(1)	(1)
Change in consolidation method	—	—	235	—	—
Other	(27)	(31)	30	(2)	(18)

Total U.S. GAAP adjustments (before income taxes and minority interest)	8	(161)	264	21	(153)

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Inventory valuation

Under IFRS, inventory is measured on the basis of first in – first out (FIFO). Under U.S. GAAP, the Company measures certain inventory on the basis of last in – first out (LIFO).

Change in discount rates for asset retirement obligations

Under IFRS, the discount rate applied is adjusted at each reporting period, with a corresponding adjustment to the cost of the property, plant and equipment asset and to the liability. Under U.S. GAAP, the original discount rate is not adjusted.

Embedded leases

Under IFRS, from January 1, 2004, the Company applied the accounting requirements of IFRIC 4, “Determining Whether an Arrangement Contains a Lease”. In accordance with the transition provisions of IFRIC 4, the Company was required to analyze all existing arrangements and to account for them in accordance with IFRIC 4 irrespective of when the arrangement was entered into or last modified. Under U.S. GAAP, EITF 01-08, “Determining Whether an Arrangement Contains a Lease”, is required to be applied only to contracts containing embedded leases which have been entered into, last modified or acquired in a business combination after January 1, 2004 (the Company's first reporting period beginning after May 28, 2003). Retroactive application of EITF 01-08 is not permitted.

Accordingly, the adjustments included in the reconciliation of consolidated shareholders' equity and consolidated net income as of and for each of the years ended December 31, 2006 reflect the elimination of the lease accounting impacts of embedded leases entered into, last modified or acquired in a business combination prior to December 31, 2003.

Change in the consolidation method for Mittal Steel South Africa

During 2004, after increasing its ownership percentage to greater than 50%, Mittal Steel changed the method of which it consolidated Mittal Steel South Africa, from an equity method investee to a consolidated investee.

Under IFRS, the Company has included the results of operations of Mittal Steel South Africa in its consolidated statements of income for the year ended December 31, 2004 from June 9, 2004, and included the results prior to this date as an equity method investee. Under U.S. GAAP, the Company has included the results of operations of Mittal Steel South Africa in its consolidated statements of income for the year-ended December 31, 2004 as though it had been acquired at the beginning of the year and deducted the pre-acquisition earnings as part of the Company's minority interest. Accordingly, this difference results in a presentation difference only, and has no impact on consolidated net income or consolidated net equity, but rather results in a reclassification between income before taxes and minority interests, minority interests, and income tax as follows for the years ending December 31, 2004, 2005 and 2006:

	As of December 31,		For the Year Ended December 31,
	2005	2006	2004	2005	2006
U.S. GAAP adjustments:
Income before taxes and minority interests	—	—	235	—	—
Minority interest	—	—	(114)	—	—
Income tax expense	—	—	(121)	—	—

Total U.S. GAAP adjustments	—	—	—	—	—

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

(d) Effect of minority interests on adjustments

This adjustment reflects the portion of the aforementioned adjustments attributable to the Company’s subsidiaries with minority interests.

(e) Deferred income tax effect on adjustments

This adjustment reflects the deferred tax effects attributable to the aforementioned adjustments.

(f) Other presentation differences

The major reclassifications, adjusting the IFRS presentation to conform to U.S. GAAP, are as follows:

Deferred income taxes

Under IFRS, current deferred tax assets and current deferred tax liabilities are presented as non-current items in the balance sheet. Under U.S. GAAP, current deferred tax assets and current deferred tax liabilities are presented within current assets and current liabilities, respectfully, in the balance sheet.

Classification of accreted interest

Under IFRS, the interest component of discounted obligations is presented as part of interest. Under U.S. GAAP the interest component of discounted obligations is presented as part of cost of sales.

Deferred financing costs

Under IFRS, borrowings are recognized in the balance sheet net of issuance related costs. Under U.S. GAAP, issuance related costs are recognized in the balance sheet as an asset.

Pension costs

Under IFRS, the Company has classified the interest component and the expected return on plan assets component of net periodic pension cost as a financial expense in the consolidated statement of income. Under U.S. GAAP, the interest component and the expected return on plan assets component of net periodic pension costs is included within the operating expense section of the consolidated statement of income.

Assets and liabilities held for sale

Under IFRS, as of December 31, 2006, the Company has classified its laser-welded tailor blank business as held for sale, following the signing of a binding letter of intent during the year. Under U.S. GAAP, as the Company will continue to have significant involvement in the laser-welded tailor blank business being sold, the respective assets and liabilities have been reclassified from the held for sale designation.

(g) Other disclosures required by U.S. GAAP

Variable interest entities

The Company holds a 49% equity interest in Cia Hispano-Brasileira de Pelotizacao SA, a VIE that is accounted for using the equity method of accounting. Cia Hispano-Brasileira de Pelotizacao SA was established in 1974 with Companhia Vale do Rio Doce for the production and sale of iron ore pellets, destined mainly for the shareholders and related parties. As of and for the years ended December 31, 2006 and 2005, the VIE has total assets of approximately 172 and 141, respectively and reported sales and earnings before interest and taxes of 309 and 305 and 51 and 91, respectively. The exposure to loss as a result of involvement with the VIE is limited to the Company’s equity and financing interests.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

The Company holds a 10% equity interest in Traxys SA, Bertrange (“Traxys”), a VIE that is accounted for using the equity method of accounting. Traxys was established as a joint venture in 2002 between Arcelor International S.A. and Umicore Marketing Services S.A. for the sourcing, trading, marketing and distribution of non-ferrous metals, ferro-alloys, minerals and industrial raw materials. In January 2006, following a management buy-out, the Company’s interest in Traxys was reduced from 50% to 10%. As of and for the years ended November 30, 2006 and 2005, the VIE has total assets of approximately 760 and 575, respectively and reported sales and earnings before interest and taxes of 2,862 in 2006, 2,219 in 2005 and 62 in 2006, 52 in 2005, respectively. The exposure to loss as a result of involvement with the VIE is limited to the Company’s equity and financing interests.

(h) U.S. GAAP earnings per share

Under U.S. GAAP, basic earnings-per-share is calculated by dividing the net income available to common shareholders by the weighted average number of shares outstanding during the period, and diluted earnings-per-share is calculated by adjusting both the numerator and denominator used for the calculation of basic earnings-per-share for instruments that provide holders with potential access to the capital of the Company, whether they are issued by the Company itself or by one of its subsidiaries. The dilution is calculated, instrument-by-instrument, taking into account the conditions existing at the balance sheet date, and excluding anti-dilutive instruments.

The following table sets out the calculation of basic and diluted earnings-per-share (in millions), as determined in accordance with U.S. GAAP, for each of the years ended December 31, 2004, 2005 and 2006:

	For the Year Ended December 31,
	2004	2005	2006
Net income available to common shareholders:
Basic earnings-per-share	4,701	3,365	5,405
Elimination of interest on PBGC note, net of income taxes	—	1	—

Net income available to shareholders and assumed conversion	4,701	3,366	5,405

Weighted average number of shares outstanding:
Basic earnings-per-share	643	687	988
Incremental shares from assumed exercise of stock options	—	1	1
Incremental shares from assumed conversion of PBGC note	—	1	—

Diluted earnings-per-share	643	689	989

Earnings per share (Class A and Class B):
Basic	7.31	4.90	5.47
Diluted	7.31	4.89	5.46

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

(i) Condensed consolidated U.S. GAAP Balance Sheets and Statements of Income

The following represents the condensed U.S. GAAP balance sheets of the Company as of December 31, 2005 and 2006:

	As of December 31,
in millions of USD	2005	2006
Assets
Current assets
Cash and cash equivalents	2,035	6,020
Trade accounts receivable, net	2,287	8,769
Inventories	6,036	19,021
Prepaid expenses and other current assets	1,354	5,560

Total current assets	11,712	39,370

Non-current assets
Goodwill and intangible assets	1,439	8,433
Property, plant and equipment	15,539	49,809
Other non-current assets	2,352	8,074

Total non-current assets	19,330	66,316

Total assets	31,042	105,686

Shareholders’ equity and liabilities

Current liabilities
Payables to banks and current portion of long-term debt	334	4,919
Trade accounts payable	2,504	10,717
Accrued expenses and other liabilities	2,777	9,164

Total current liabilities	5,615	24,800

Non-current liabilities
Long-term debt (including affiliates)	7,974	21,576
Deferred tax liabilities	1,602	5,933
Deferred employee benefits	2,506	6,511
Other long-term obligations	1,361	3,021

Total non-current liabilities	13,443	37,041

Shareholders’ equity	10,150	36,879
Minority interests	1,834	6,966

Total shareholders’ equity and liabilities	31,042	105,686

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

The following represents the condensed U.S. GAAP statements of income of the Company for the years ended December 31, 2004, 2005 and 2006:

	For the year ended December 31,
in millions of USD	2004	2005	2006
Sales	22,197	28,132	58,870

Cost of sales (exclusive of depreciation and amortization)	14,694	21,495	46,072
Depreciation and amortization	553	829	1,993
Selling, general, and administrative	804	1,062	2,984

Operating income	6,146	4,746	7,821

Other income - net	128	77	52
Income from equity method investments	66	69	301
Financing costs – net	(207)	(189)	(564)

Income before taxes and minority interest	6,133	4,703	7,610

Income tax expense	(817)	(818)	(1,224)
Minority interests	(615)	(520)	(981)

Net income	4,701	3,365	5,405

(j) Recent U.S. GAAP accounting pronouncements

The following U.S. GAAP accounting standards have recently been issued:

SFAS 155, “Accounting for Certain Hybrid Financial Instruments -an amendment of FASB statements 133 and 140” issued in February 2006 provides companies with the option to elect to measure at fair value the entire financial instruments containing embedded derivatives that would otherwise have to be accounted for separately. This pronouncement, if elected, would be effective for the Company for the fiscal year beginning January 1, 2007. The Company believes the adoption of this Statement would have no impact on its consolidated financial statements.

SFAS 156, “Accounting for Servicing of Financial Assets – an amendment of SFAS 140” was issued in March 2006. SFAS 156 requires all separately recognized servicing assets and liabilities to be initially measured at fair value if practical and permits an entity to choose between the amortization method or the fair value measurement method for the subsequent measurement of each class of separately recognized servicing assets and liabilities. The pronouncement is effective for the Company for the fiscal year beginning January 1, 2007 and the Company believes it will have no impact on the consolidated financial statements.

SFAS 157, “Fair Value Measurements” issued in September 2006 defines fair value and establishes a framework for measuring fair value providing a fair value hierarchy and guidance on valuation techniques. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, except those related to share based payments or when the accounting pronouncement includes practicability exceptions to fair value measurement. This pronouncement is effective for the Company for the fiscal year beginning January 1, 2008. The Company believes the adoption of this Statement would have no impact on its consolidated financial statements.

SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FAS 115” issued in February 2007, provides companies with an election to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis under a fair value option (“FVO”). This pronouncement is effective for the Company for the fiscal year beginning January 1, 2008. The Company expects that the adoption of this Statement would have no material impact on its consolidated financial statements.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Financial Accounting Standards Board Interpretation (“FIN”) 48, “Accounting for Uncertain Tax Positions” issued in June 2006 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”. This interpretation provides a two-step approach for the (i) recognition and (ii) measurement of tax positions until the uncertainty, about tax positions taken or to be taken will be treated under tax law, is ultimately resolved: (i) benefits of tax positions are taken if they are “more likely than not” to be sustained by the taxing authority and (ii) the tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. The Company will adopt FIN 48 on January 1, 2007, and the cumulative effect of adoption will be recorded in retained earnings. The Company is currently evaluating the impact this Statement will have on its consolidated financial statements.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

NOTE 29: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

On March 9, 2004, Ispat Inland ULC, a 100% owned limited purpose finance subsidiary issued Senior Secured Notes (see note 13). The notes are secured by a pledge of 800 of Mittal Steel USA’s First Mortgage Bonds, and are jointly, severally, fully and unconditionally guaranteed by Mittal Steel and certain of its existing and future subsidiaries,.

Presented below is condensed consolidating financial information as required by Rule 3-10 of Regulation S-X related to these notes for the following:

- Mittal Steel on a parent company only basis;

- Ispat Inland ULC, the issuer;

- Mittal Steel’s guarantor subsidiaries on a combined basis;

- Mittal Steel’s non-guarantor subsidiaries on a combined basis;

- Mittal Steel consolidating adjustments; and

- Mittal Steel and subsidiaries consolidated

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating statements of income for the year ended December 31, 2004

	IFRS
	Mittal Steel - Parent Company	Ispat Inland ULC - Issuer Subsidiary	Mittal Steel - Guarantor Subsidiaries	Mittal Steel - Non-guarantor Subsidiaries	Mittal Steel- Consolidating Adjustments	Mittal Steel - Consolidated
Sales	—	—	3,158	17,707	(253)	20,612
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	—	2,563	11,335	(210)	13,688
Depreciation	—	3	108	623	—	734
Selling, general and administrative	38	—	95	583	(40)	676

Operating income	(38)	(3)	392	5,166	(3)	5,514
Other income (expense) – net	24	(22)	6	1,449	(314)	1,143
Income from equity method investments	5,229	—	1	148	(5,229)	149
Financing costs:
Net interest income (expense)	(5)	(3)	(98)	(79)	—	(185)
Net gain (loss) from foreign exchange	—	—	—	(49)	20	(29)

Income before taxes	5,210	(28)	301	6,635	(5,526)	6,592
Income tax (benefit) expense:
Current	—	—	—	636	—	636
Deferred	—	—	126	202	3	331

Net income (loss) before minority interest	5,210	(28)	175	5,797	(5,529)	5,625
Minority interest	—	—	—	(415)	—	(415)

Net income (loss)	5,210	(28)	175	5,382	(5,529)	5,210

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2004

	IFRS
	Mittal Steel - Parent Company	Ispat Inland ULC - Issuer Subsidiary	Mittal Steel - Guarantor Subsidiaries	Mittal Steel - Non-guarantor Subsidiaries	Mittal Steel - Consolidating Adjustments	Mittal Steel - Consolidated
Net cash provided by operating activities	232	(23)	60	4,944	(913)	4,300

Investing activities:
Purchases of property, plant and equipment	—	—	(40)	(797)	—	(837)
Proceeds from sale of assets and investment including associates and joint ventures	—	—	1	80	—	81
Investment in associates and joint ventures	(93)	—	36	(4,723)	4,814	34
Restricted cash	—	—	—	2	0	2
Other investing activities	—	(545)	(23)	146	486	64

Net cash provided by (used in) investing activities	(93)	(545)	(26)	(5,292)	5,300	(656)

Financing activities:
Proceeds from payable to banks	—	—	397	1,861	—	2,258
Proceeds from long-term debt	—	795	—	390	—	1,185
Proceeds from long-term debt payable to associated companies	30	—	—	142	(96)	76
Payments of payable to banks	—	—	(485)	(2,093)	—	(2,578)
Payments of long-term debt payable to unrelated parties	—	(227)	(15)	(1,884)	—	(2,126)
Payments of long-term debt payable to associated companies	(113)	—	(116)	269	(215)	(175)
Purchase of treasury stock	(54)	—	—	—	—	(54)
Sale of treasury stock	9	—	—	—	—	9
Capital contribution	—	—	256	4,122	(4,378)	—
Dividends	—	—	(31)	(986)	304	(713)

Net cash provided by (used in) financing activities	(128)	568	6	1,821	(4,385)	(2,118)

Effect of exchange rate changes on cash	—	—	—	236	—	236

Net increase (decrease) in cash and cash equivalents	11	—	40	1,709	2	1,762
Cash and cash equivalents:
At the beginning of the year	1	—	2	728	2	733

At the end of the year	12	—	42	2,437	4	2,495

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating reconciliation of IFRS net income to US GAAP net income for the year ended December 31, 2004

	Mittal Steel - Parent Company	Ispat Inland ULC - Issuer Subsidiary	Mittal Steel - Guarantor Subsidiaries	Mittal Steel - Non-guarantor Subsidiaries	Mittal Steel- Consolidating Adjustments	Mittal Steel - Consolidated
Net income under IFRS	5,210	(28)	175	5,382	(5,529)	5,210

Employee benefits	52	—	56	(4)	(52)	52
Business combinations	(776)	—	—	(776)	776	(776)
Other	264	—	1	263	(264)	264
Effect of minority interests on adjustments	(201)	—	—	(201)	201	(201)
Deferred income tax effect on adjustments	152	—	(22)	174	(152)	152

Total adjustments	(509)	—	35	(544)	509	(509)

Net income under US GAAP	4,701	(28)	210	4,838	(5,020)	4,701

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating statements of income for the year ended December 31, 2005

	IFRS
	Mittal Steel - Parent Company	Ispat Inland ULC - Issuer Subsidiary	Mittal Steel - Guarantor Subsidiaries	Mittal Steel - Non-guarantor Subsidiaries	Mittal Steel- Consolidating Adjustments	Mittal Steel - Consolidated
Sales	—	—	9,087	19,179	(134)	28,132
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	—	7,751	13,592	(104)	21,239
Depreciation	—	2	253	847	—	1,102
Selling, general and administrative	84	—	208	821	(51)	1,062

Operating income (loss)	(84)	(2)	875	3,919	21	4,729
Other income (expense) – net	44	—	133	67	(30)	214
Income from equity method investments	3,317	—	57	29	(3,317)	86
Financing costs:
Net interest income (expense)	26	1	(285)	(135)	—	(393)
Net gain (loss) from foreign exchange	(1)	—	—	41	—	40

Income before taxes	3,302	(1)	780	3,921	(3,326)	4,676
Income tax (benefit) expense:
Current	1	—	—	662	—	663
Deferred	—	—	223	(5)	—	218

Net income (loss) before minority interest	3,301	(1)	557	3,264	(3,326)	3,795
Minority Interest	—	—	—	(494)	—	(494)

Net income (loss)	3,301	(1)	557	2,770	(3,326)	3,301

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating balance sheets as of December 31, 2005

	IFRS
	Mittal Steel - Parent Company	Ispat Inland ULC - Issuer Subsidiary	Mittal Steel - Guarantor Subsidiaries	Mittal Steel - Non-guarantor Subsidiaries	Mittal Steel- Consolidating Adjustments	Mittal Steel - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	50	—	9	1,976	—	2,035
Restricted cash	—	—	8	92	—	100
Short-term investments	—	—	—	14	—	14
Trade accounts receivable	—	—	768	1,519	—	2,287
Inventories	—	—	2,502	3,500	(8)	5,994
Other current assets	836	—	7	1,396	(1,314)	925

Total current assets	886	—	3,294	8,497	(1,322)	11,355
Property, plant and equipment – net	—	—	5,661	13,384	—	19,045
Investments in associates	14,749	—	505	36,470	(50,777)	947
Other assets	2,972	559	390	4,295	(5,696)	2,520

Total assets	18,607	559	9,850	62,646	(57,795)	33,867

LIABILITIES AND EQUITY
Current liabilities:
Payable to banks and current portion of long-term debt	—	—	42	292	—	334
Trade accounts payable	—	—	997	1,507	—	2,504
Accrued expenses and other current liabilities	720	25	1,009	2,321	(1,314)	2,761

Total current liabilities	720	25	2,048	4,120	(1,314)	5,599
Long-term debt	4,601	564	3,089	5,287	(5,567)	7,974
Deferred employee benefits	—	—	646	408	—	1,054
Other long-term obligations	—	—	1,138	2,755	(110)	3,783

Total liabilities	5,321	589	6,921	12,570	(6,991)	18,410

Minority interest	—	—	—	2,171	—	2,171
Equity	13,286	(30)	2,929	47,905	(50,804)	13,286

Total liabilities and equity	18,607	559	9,850	62,646	(57,795)	33,867

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2005

	IFRS
	Mittal Steel - Parent Company	Ispat Inland ULC - Issuer Subsidiary	Mittal Steel - Guarantor Subsidiaries	Mittal Steel - Non-guarantor Subsidiaries	Mittal Steel -Consolidating Adjustments	Mittal Steel – Consolidated
Net cash provided by operating activities	(2,042)	(1)	503	5,401	13	3,874

Investing activities:
Purchases of property, plant and equipment	—	—	(271)	(910)	—	(1,181)
Proceeds from sale of assets and investments including associates and joint ventures	—	—	15	44	—	59
Restricted cash	—	—	(7)	45	—	38
Investment in associates and joint ventures	(4,186)	—	—	(5,777)	3,843	(6,120)
Other investing activities	—	—	(1,472)	1,163	1	(308)

Net cash provided by (used in )investing activities	(4,186)	—	(1,735)	(5,435)	3,844	(7,512)

Financing activities:
Proceeds from payable to banks	6,611	—	375	(5,308)	—	1,678
Proceeds from long-term debt	—	—	—	8,328	—	8,328
Proceeds from long-term debt payable to associated companies	—	1	1,979	—	(1,980)	—
Debt issuance cost	—	—	—	(10)	—	(10)
Payments of payable to banks	—	—	(360)	(1,447)	—	(1,807)
Payments of long-term debt payable to unrelated parties	(2,010)	—	(183)	(547)	—	(2,740)
Payments of long-term debt payable to associated companies	—	—	(612)	612	—	—
Capital contribution	1,885	—	—	—	(1,885)	—
Sale of treasury stock	6	—	—	(3)	—	3
Dividends	(212)	—	—	(1,880)	—	(2,092)
Others	(14)	—	—	3	—	(11)

Net cash provided by (used in) financing activities	6,266	1	1,199	(252)	(3,865)	3,349

Effect of exchange rate changes on cash	—	—	—	(175)	4	(171)

Net increase (decrease) in cash and cash equivalents	38	—	(33)	(461)	(4)	(460)
Cash and cash equivalents:
At the beginning of the year	12	—	42	2,437	4	2,495

At the end of the year	50	—	9	1,976	—	2,035

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating reconciliation of IFRS net income to US GAAP net income for the year ended December 31, 2005

	Mittal Steel - Parent Company	Ispat Inland ULC - Issuer Subsidiary	Mittal Steel - Guarantor Subsidiaries	Mittal Steel - Non-guarantor Subsidiaries	Mittal Steel- Consolidating Adjustments	Mittal Steel - Consolidated
Net income under IFRS	3,301	(1)	557	2,770	(3,326)	3,301

Employee benefits	(232)	—	(226)	(6)	232	(232)
Business combinations	241	—	(48)	289	(241)	241
Other	20	—	(9)	30	(20)	21
Effect of minority interests on adjustments	(26)	—	—	(26)	26	(26)
Deferred income tax effect on adjustments	60	—	54	6	(60)	60

Total adjustments	63	—	(229)	293	(63)	64

Net income under US GAAP	3,364	(1)	328	3,063	(3,389)	3,365

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating reconciliation of IFRS equity to US GAAP equity as of December 31, 2005

	Mittal Steel - Parent Company	Ispat Inland ULC - Issuer Subsidiary	Mittal Steel - Guarantor Subsidiaries	Mittal Steel - Non-guarantor Subsidiaries	Mittal Steel- Consolidating Adjustments	Mittal Steel – Consolidated
Equity under IFRS	13,286	(30)	2,929	47,905	(50,804)	13,286

Employee benefits	(1,322)	—	(1,263)	(59)	1,322	(1,322)
Business combinations	(3,281)	—	129	(3,410)	3,281	(3,281)
Other	8	—	(7)	15	(8)	8
Effect of minority interests on adjustments	336	—	—	336	(336)	336
Deferred income tax effect on adjustments	1,123	—	500	623	(1,123)	1,123

Total adjustments	(3,136)	—	(641)	(2,495)	3,136	(3,136)

Equity under US GAAP	10,150	(30)	2,288	45,410	(47,668)	10,150

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating statements of income for the year ended December 31, 2006

	IFRS					Mittal Steel - Consolidated
	Mittal Steel - Parent Company	Ispat Inland ULC - Issuer Subsidiary	Mittal Steel Guarantor Subsidiaries	Mittal Steel Non-guarantor Subsidiaries	Mittal Steel Consolidating Adjustments
Net sales	—	—	12,860	51,878	(5,868)	58,870
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	—	11,035	40,895	(5,814)	46,116
Depreciation	—	—	395	1,912	(11)	2,296
Selling, general and administrative	157	—	300	2,996	(242)	3,211
Other operating expense (income)	—	—	—	(297)	45	(252)

Operating income	(157)	—	1,130	6,372	154	7,499
Other income (expense) – net	125	—	—	2,835	(2,911)	49
Equity in earnings of subsidiaries	5,501	—	71	186	(5,457)	301
Financing costs:
Net interest income (expense)	(238)	(4)	(236)	2,352	(2,868)	(994)
Net gain (loss) from foreign exchange	(5)	—	—	628	(283)	340

Income before taxes	5,226	(4)	965	12,373	(11,365)	7,195
Income tax (benefit) expense:
Current	—	—	69	1,232	(34)	1,267
Deferred	—	(2)	281	(469)	32	(158)

Net income (loss) before minority interest and equity in earnings of subsidiaries	5,226	(2)	615	11,610	(11,363)	6,086
Minority interest	—	—	—	(338)	(522)	(860)

Net income (loss)	5,226	(2)	615	11,272	(11,885)	5,226

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating balance sheets as of December 31, 2006

	IFRS					Mittal Steel - Consolidated
	Mittal Steel - Parent Company	Ispat Inland ULC - Issuer Subsidiary	Mittal Steel Guarantor Subsidiaries	Mittal Steel Non-guarantor Subsidiaries	Mittal Steel Consolidating Adjustments
ASSETS
Current assets:
Cash and cash equivalents	14	1	81	5,924	—	6,020
Restricted cash	66	—	—	54	—	120
Short-term investments	—	—	—	6	—	6
Trade accounts receivable	—	—	874	7,895	—	8,769
Inventories	—	—	3,012	16,465	(239)	19,238
Other current assets	4,450	11	(185)	26,359	(25,426)	5,209

Total current assets	4,530	12	3,782	56,703	(25,665)	39,362
Property, plant and equipment – net	—	—	5,487	49,023	186	54,696
Investments in associates	54,872	90	558	42,709	(94,737)	3,492
Other assets	3,417	428	151	18,958	(8,338)	14,616

Total assets	62,819	530	9,978	167,393	(128,554)	112,166

LIABILITIES AND EQUITY
Current liabilities:
Payable to banks and current portion of long-term debt	—	—	87	1,643	3,192	4,922
Trade accounts payable	17	—	855	9,839	6	10,717
Accrued expenses and other current liabilities	4,099	11	963	19,896	(16,048)	8,921

Total current liabilities	4,116	11	1,905	31,378	(12,850)	24,560
Long-term debt	16,576	427	2,813	27,751	(25,922)	21,645
Shareholder loan	—	—	—	—	—	—
Deferred employee benefits	—	—	498	4,787	—	5,285
Other long-term obligations	—	4	1,320	9,187	(26)	10,485

Total liabilities	20,692	442	6,536	73,103	(38,798)	61,975

Minority interest	—	—	—	4,043	4,021	8,064
Equity	42,127	88	3,442	90,247	(93,777)	42,127
Total liabilities and equity	62,819	530	9,978	167,393	(128,554)	112,166

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2006

	IFRS					Mittal Steel - Consolidated
	Mittal Steel - Parent Company	Ispat Inland ULC - Issuer Subsidiary	Mittal Steel Guarantor Subsidiaries	Mittal Steel Non-guarantor Subsidiaries	Mittal Steel Consolidating Adjustments
Net cash provided by operating activities	2,747	3	607	8,929	(5,164)	7,122

Investing activities:
Purchases of property, plant and equipment (PP&E)	—	—	(408)	(2,527)	—	(2,935)
Proceeds from sale of assets and investments including associates and joint ventures	—	—	17	(17)	—	—
Restricted cash	(66)	—	8	58	—	—
Investment in associates and joint ventures	(33,907)	—	15	3,957	24,093	(5,842)
Other investing activities	—	—	11	258	(68)	201

Net cash provided (used) by investing activities	(33,973)	—	(357)	1,729	24,025	(8,576)

Financing activities:
Proceeds from payable to banks	—	—	9	950	—	959
Proceeds from long-term debt	29,816	—	—	94	—	29,910
Proceeds from long-term debt payable to associated companies	(3,133)	—	95	3,275	(237)	—
Debt issuance cost	—	—	(5)	5	—	—
Payments of payable to banks	—	—	—	(5,906)	—	(5,906)
Payments of long-term debt payable to unrelated parties	(18,118)	(152)	(115)	(371)	(64)	(18,820)
Payments of long-term debt payable to associated companies	—	150	(150)	526	(526)	—
Sale of treasury stock	8	—	—	(8)	—	—
Dividends	(522)	—	—	(3,694)	3,556	(660)
Others	23,138	—	(12)	(1,541)	(21,623)	(38)

Net cash used by financing activities	31,189	(2)	(178)	(6,670)	(18,894)	5,445

Net increase (decrease) in cash and cash equivalents	(37)	1	72	3,988	(33)	3,991
Effect of exchange rate changes - cash	—	—	—	(6)	—	(6)
Cash and cash equivalents:
At the beginning of the year	50	—	9	1,943	33	2,035

At the end of the year	13	1	81	5,925	—	6,020

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating reconciliation of IFRS net income to US GAAP net income for the year ended December 31, 2006

	Mittal Steel - Parent Company	Ispat Inland ULC - Issuer Subsidiary	Mittal Steel Guarantor Subsidiaries	Mittal Steel Non-guarantor Subsidiaries	Mittal Steel Consolidating Adjustments	Mittal Steel- Consolidated
Net income under IFRS	5,226	(2)	615	11,272	(11,885)	5,226

Employee benefits	47	—	48	(1)	(47)	47
Business combinations	521	—	80	441	(521)	521
Other	(153)	—	(146)	(7)	153	(153)
Effect of minority interests on adjustments	(121)	—	—	(121)	121	(121)
Deferred income tax effect on adjustments	(115)	—	7	(122)	115	(115)

Total adjustments	179	—	(11)	190	(179)	179

Net income under US GAAP	5,405	(2)	604	11,462	(12,064)	5,405

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating reconciliation of IFRS equity to US GAAP equity as of December 31, 2006

	Mittal Steel - Parent Company	Ispat Inland ULC - Issuer Subsidiary	Mittal Steel Guarantor Subsidiaries	Mittal Steel Non-guarantor Subsidiaries	Mittal Steel Consolidating Adjustments	Mittal Steel – Consolidated
Equity under IFRS	42,127	88	3,442	90,247	(93,777)	42,127

Employee benefits	(1,225)	—	(832)	(393)	1,225	(1,225)
Business combinations	(6,758)	—	177	(6,935)	6,758	(6,758)
Other	(161)	—	(155)	(6)	161	(161)
Effect of minority interests on adjustments	1,098	—	—	1,098	(1,098)	1,098
Deferred income tax effect on adjustments	1,798	—	149	1,649	(1,798)	1,798

Total adjustments	(5,248)	—	(661)	(4,587)	5,248	(5,248)

Equity under US GAAP	36,879	88	2,781	85,660	(88,529)	36,879

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

On April 14, 2004, Mittal Steel USA ISG Inc. issued senior, unsecured debt securities due 2014 (see note 13). Certain of the wholly owned subsidiaries of Mittal Steel USA guarantee these notes on a full, unconditional and joint and several basis. On March 8, 2007, Mittal Steel Company N.V. fully and unconditionally guaranteed the notes above.

Presented below is condensed consolidating financial information as required by Rule 3-10 of Regulation S-X related to these notes for the following:

•	Mittal Steel on a parent company only basis;

•	Mittal Steel USA, the issuer;

•	Mittal Steel's non-guarantor subsidiaries on a combined basis;

•	Mittal Steel consolidating adjustments; and

•	Mittal Steel and subsidiaries consolidated

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating statements of income for the year ended December 31, 2004

	IFRS
	Mittal Steel - Parent Company	Mittal Steel USA - Issuer	Mittal Steel - Non-guarantor Subsidiaries	Mittal Steel- Consolidating Adjustments	Mittal Steel - Consolidated
Sales	—	—	20,865	(253)	20,612
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	—	13,898	(210)	13,688
Depreciation	—	—	734	—	734
Selling, general and administrative	38	—	678	(40)	676

Operating income	(38)	—	5,555	(3)	5,514
Other income (expense) – net	24	—	1,433	(314)	1,143
Income from equity method investments	5,229	—	149	(5,229)	149
Financing costs:	—	—	—	—	—
Net interest income (expense)	(5)	—	(180)	—	(185)
Net gain (loss) from foreign exchange	—	—	(49)	20	(29)

Income before taxes	5,210	—	6,908	(5,526)	6,592
Income tax (benefit) expense:
Current	—	—	636	—	636
Deferred	—	—	328	3	331

Net income (loss) before minority interest	5,210	—	5,944	(5,529)	5,625
Minority interest	—	—	(415)	—	(415)

Net income (loss)	5,210	—	5,529	(5,529)	5,210

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2004

	IFRS
	Mittal Steel - Parent Company	Mittal Steel USA - Issuer	Mittal Steel - Non-guarantor Subsidiaries	Mittal Steel- Consolidating Adjustments	Mittal Steel - Consolidated
Net cash provided by operating activities	232	—	4,981	(913)	4,300

Investing activities:
Purchases of property, plant and equipment	—	—	(837)	—	(837)
Proceeds from sale of assets and investment including affiliates and joint ventures	—	—	81	—	81
Investment in associates and joint ventures	(93)	—	(4,687)	4,814	34
Restricted cash	—	—	2	—	2
Other investing activities	—	—	(422)	486	64

Net cash provided by (used in) investing activities	(93)	—	(5,863)	5,300	(656)

Financing activities:
Proceeds from payable to banks	—	—	2,258	—	2,258
Proceeds from long-term debt	—	—	1,185	—	1,185
Proceeds from long-term debt payable to associated companies	30	—	142	(96)	76
Payments of payable to banks	—	—	(2,578)	—	(2,578)
Payments of long-term debt payable to unrelated parties	—	—	(2,126)	—	(2,126)
Payments of long-term debt payable to associated companies	(113)	—	153	(215)	(175)
Purchase of treasury stock	(54)	—	—	—	(54)
Sale of treasury stock	9	—	—	—	9
Capital contribution	—	—	4,378	(4,378)	—
Dividends	—	—	(1,017)	304	(713)

Net cash provided by (used in) financing activities	(128)	—	2,395	(4,385)	(2,118)

Effect of exchange rate changes on cash	—	—	236	—	236

Net increase (decrease) in cash and cash equivalents	11	—	1,749	2	1,762
Cash and cash equivalents:
At the beginning of the year	1	—	730	2	733

At the end of the year	12	—	2,479	4	2,495

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating reconciliation of IFRS net income to US GAAP net income for the year ended December 31, 2004

	Mittal Steel- Parent Company	Mittal Steel USA - Issuer Subsidiary	Mittal Steel Non-guarantor Subsidiaries	Mittal Steel Consolidating Adjustments	Mittal Steel- Consolidated
Net income under IFRS	5,210	—	5,529	(5,529)	5,210

Employee benefits	52	—	52	(52)	52
Business combinations	(776)	—	(776)	776	(776)
Other	264	—	264	(264)	264
Effect of minority interests on adjustments	(201)	—	(201)	201	(201)
Deferred income tax effect on adjustments	152	—	152	(152)	152

Total adjustments	(509)	—	(509)	509	(509)

Net income under US GAAP	4,701	—	5,020	(5,020)	4,701

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating statements of income for the year ended December 31, 2005

	IFRS
	Mittal Steel - Parent Company	Mittal Steel USA - Issuer	Mittal Steel - Non-guarantor Subsidiaries	Mittal Steel- Consolidating Adjustments	Mittal Steel - Consolidated
Sales	—	9,109	19,179	(156)	28,132
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	7,727	13,581	(80)	21,228
Depreciation	—	255	860	(2)	1,113
Selling, general and administrative	84	212	821	(55)	1,062

Operating income	(84)	915	3,917	(19)	4,729
Other income (expense) – net	44	147	67	(44)	214
Income from equity method investments	3,317	9	29	(3,269)	86
Financing costs:
Net interest income (expense)	26	(289)	(134)	4	(393)
Net gain (loss) from foreign exchange	(1)	—	41	—	40

Income before taxes	3,302	782	3,920	(3,328)	4,676
Income tax (benefit) expense:
Current	1	2	662	(2)	663
Deferred	—	223	(5)	—	218

Net income (loss) before minority interest	3,301	557	3,263	(3,326)	3,795
Minority Interest	—	—	(494)	—	(494)

Net income (loss)	3,301	557	2,769	(3,326)	3,301

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating balance sheets as of December 31, 2005

	IFRS
	Mittal Steel - Parent Company	Mittal Steel USA - Issuer	Mittal Steel - Non-guarantor Subsidiaries	Mittal Steel- Consolidating Adjustments	Mittal Steel - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	50	55	1,976	(46)	2,035
Restricted cash	—	8	92	—	100
Short-term investments	—	—	14	—	14
Trade accounts receivable	—	989	1,519	(221)	2,287
Inventories	—	2,515	3,500	(21)	5,994
Other current assets	836	11	1,396	(1,318)	925

Total current assets	886	3,578	8,497	(1,606)	11,355
Property, plant and equipment – net	—	5,697	13,384	(36)	19,045
Investments in associates	14,749	290	36,470	(50,562)	947
Other assets	2,972	391	4,854	(5,697)	2,520

Total assets	18,607	9,956	63,205	(57,901)	33,867

LIABILITIES AND EQUITY

Current liabilities:
Payable to banks and current portion of long-term debt	—	42	292	—	334
Trade accounts payable	—	1,019	1,507	(22)	2,504
Accrued expenses and other current liabilities	720	1,016	2,346	(1,321)	2,761

Total current liabilities	720	2,077	4,145	(1,343)	5,599
Long-term debt	4,601	819	5,851	(3,297)	7,974
Deferred employee benefits	—	659	408	(13)	1,054
Other long-term obligations	—	3,407	2,755	(2,379)	3,783

Total liabilities	5,321	6,962	13,159	(7,032)	18,410

Minority interest	—	—	2,171	—	2,171
Equity	13,286	2,994	47,875	(50,869)	13,286

Total liabilities and equity	18,607	9,956	63,205	(57,901)	33,867

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2005

	IFRS
	Mittal Steel - Parent Company	Mittal Steel USA - Issuer	Mittal Steel - Non-guarantor Subsidiaries	Mittal Steel- Consolidating Adjustments	Mittal Steel - Consolidated
Net cash provided by operating activities	(2,042)	473	5,400	43	3,874

Investing activities:
Purchases of property, plant and equipment	—	(271)	(910)	—	(1,181)
Proceeds from sale of assets and investments including associates and joint ventures	—	15	44	—	59
Restricted cash	—	(7)	45	—	38
Investment in associates and joint ventures	(4,186)	37	(5,777)	3,806	(6,120)
Other investing activities	—	(1,472)	1,163	1	(308)

Net cash provided by (used in )investing activities	(4,186)	(1,698)	(5,435)	3,807	(7,512)

Financing activities:
Proceeds from payable to banks	6,611	375	(5,308)	—	1,678
Proceeds from long-term debt	—	—	8,328	—	8,328
Proceeds from long-term debt payable to associated companies	—	1,979	1	(1,980)	—
Debt issuance cost	—	—	(10)	—	(10)
Payments of payable to banks	—	(360)	(1,447)	—	(1,807)
Payments of long-term debt payable to unrelated parties	(2,010)	(183)	(547)	—	(2,740)
Payments of long-term debt payable to associated companies	—	(612)	612	—	—
Capital contribution	1,885	—	—	(1,885)	—
Sale of treasury stock	6	—	(3)	—	3
Dividends	(212)	—	(1,880)	—	(2,092)
Others	(14)	—	3	—	(11)

Net cash provided by (used in) financing activities	6,266	1,199	(251)	(3,865)	3,349

Effect of exchange rate changes on cash	—	—	(175)	4	(171)

Net increase (decrease) in cash and cash equivalents	38	(26)	(461)	(11)	(460)
Cash and cash equivalents:
At the beginning of the year	12	81	2,437	(35)	2,495

At the end of the year	50	55	1,976	(46)	2,035

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating reconciliation of IFRS net income to US GAAP net income for the year ended December 31, 2005

	Mittal Steel - Parent Company	Mittal Steel USA - Issuer Subsidiary	Mittal Steel Non-guarantor Subsidiaries	Mittal Steel Consolidating Adjustments	Mittal Steel- Consolidated
Net income under IFRS	3,301	557	2,769	(3,326)	3,301

Employee benefits	(232)	(226)	(6)	232	(232)
Business combinations	241	(48)	289	(241)	241
Other	20	(9)	29	(19)	21
Effect of minority interests on adjustments	(26)	—	(26)	26	(26)
Deferred income tax effect on adjustments	60	54	6	(60)	60

Total adjustments	63	(229)	292	(62)	64

Net income under US GAAP	3,364	328	3,061	(3,388)	3,365

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating reconciliation of IFRS equity to US GAAP equity as of December 31, 2005

	Mittal Steel- Parent Company	Mittal Steel USA - Issuer Subsidiary	Mittal Steel Non-guarantor Subsidiaries	Mittal Steel Consolidating Adjustments	Mittal Steel – Consolidated
Equity under IFRS	13,286	2,994	47,875	(50,869)	13,286

Employee benefits	(1,322)	(1,263)	(59)	1,322	(1,322)
Business combinations	(3,281)	129	(3,410)	3,281	(3,281)
Other	8	(7)	15	(8)	8
Effect of minority interests on adjustments	336	—	336	(336)	336
Deferred income tax effect on adjustments	1,123	500	623	(1,123)	1,123

Total adjustments	(3,136)	(641)	(2,495)	3,136	(3,136)

Equity under US GAAP	10,150	2,353	45,380	(47,733)	10,150

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating statements of income for the year ended December 31, 2006

	IFRS
	Mittal Steel - Parent Company	Mittal Steel USA - Issuer Subsidiary	Mittal Steel Non-guarantor Subsidiaries	Mittal Steel Consolidating Adjustments	Mittal Steel- Consolidated
Net sales	—	12,899	51,787	(5,816)	58,870
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately below)	—	11,000	40,878	(5,762)	46,116
Depreciation	—	396	1,911	(11)	2,296
Selling, general and administrative	157	302	2,994	(242)	3,211
Other operating expense (income)	—	—	(297)	45	(252)

Operating income	(157)	1,201	6,301	154	7,499
Other income (expense) – net	125	—	2,835	(2,911)	49
Equity in earnings of subsidiaries	5,501	—	257	(5,457)	301
Financing costs:
Net interest income (expense)	(238)	(236)	2,348	(2,868)	(994)
Net gain (loss) from foreign exchange	(5)	—	628	(283)	340

Income before taxes	5,226	965	12,369	(11,365)	7,195
Income tax (benefit) expense:
Current	—	69	1,232	(34)	1,267
Deferred	—	281	(471)	32	(158)

Net income (loss) before minority interest and equity in earnings of subsidiaries	5,226	615	11,608	(11,363)	6,086
Minority interest	—	—	(338)	(522)	(860)
Cumulative effect of change in accounting principle	—	—	—	—	—

Net income (loss)	5,226	615	11,270	(11,885)	5,226

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating balance sheets as of December 31, 2006

	IFRS
	Mittal Steel - Parent Company	Mittal Steel USA - Issuer Subsidiary	Mittal Steel Non-guarantor Subsidiaries	Mittal Steel Consolidating Adjustments	Mittal Steel - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	14	85	5,921	—	6,020
Restricted cash	66	—	54	—	120
Short-term investments	—	—	6	—	6
Trade accounts receivable	—	879	7,890	—	8,769
Inventories	—	3,003	16,474	(239)	19,238
Other current assets	4,450	178	26,007	(25,426)	5,209

Total current assets	4,530	4,145	56,352	(25,665)	39,362
Property, plant and equipment – net	—	5,593	48,917	186	54,696
Investments in associates	54,872	338	42,538	(94,256)	3,492
Other assets	3,417	165	19,372	(8,338)	14,616

Total assets	62,819	10,241	167,179	(128,073)	112,166

LIABILITIES AND EQUITY
Current liabilities:
Payable to banks and current portion of long-term debt	—	93	1,637	3,192	4,922
Trade accounts payable	17	876	9,818	6	10,717
Accrued expenses and other current liabilities	4,099	986	19,884	(16,048)	8,921

Total current liabilities	4,116	1,955	31,339	(12,850)	24,560
Long-term debt	16,576	2,824	28,167	(25,922)	21,645
Shareholder loan	—	—	—	—	—
Deferred employee benefits	—	504	4,781	—	5,285
Other long-term obligations	—	1,363	9,148	(26)	10,485

Total liabilities	20,692	6,646	73,435	(38,798)	61,975

Minority interest	—	—	4,043	4,021	8,064
Equity	42,127	3,595	89,701	(93,296)	42,127
Total liabilities and equity	62,819	10,241	167,179	(128,073)	112,166

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2006

	IFRS
	Mittal Steel - Parent Company	Mittal Steel USA - Issuer Subsidiary	Mittal Steel Non-guarantor Subsidiaries	Mittal Steel Consolidating Adjustments	Mittal Steel- Consolidated
Net cash provided by operating activities	2,747	546	8,993	(5,164)	7,122

Investing activities:
Purchases of property, plant and equipment (PP&E)	—	(408)	(2,527)	—	(2,935)
Proceeds from sale of assets and investments including associates and joint ventures	—	18	(18)	—	—
Restricted cash	(66)	8	58	—	—
Investment in associates and joint ventures	(33,907)	35	3,937	24,093	(5,842)
Other investing activities	—	11	258	(68)	201

Net cash provided (used) by investing activities	(33,973)	(336)	1,708	24,025	(8,576)

Financing activities:
Proceeds from payable to banks	—	9	950	—	959
Proceeds from long-term debt	29,816	—	94	—	29,910
Proceeds from long-term debt payable to affiliated	(3,133)	95	3,275	(237)	—
Debt issuance cost	—	(5)	5	—	—
Payments of payable to banks	—	—	(5,906)	—	(5,906)
Payments of long-term debt payable to unrelated parties	(18,118)	(117)	(521)	(64)	(18,820)
Payments of long-term debt payable to affiliated	—	(150)	676	(526)	—
Sale of treasury stock	8	—	(8)	—	—
Dividends	(522)	—	(3,694)	3,556	(660)
Others	23,138	(12)	(1,541)	(21,623)	(38)

Net cash used by financing activities	31,189	(180)	(6,670)	(18,894)	5,445

Net increase (decrease) in cash and cash equivalents	(37)	30	4,031	(33)	3,991
Effect of exchange rate changes on cash	—	—	(6)	—	(6)
Cash and cash equivalents:
At the beginning of the year	50	55	1,897	33	2,035

At the end of the year	13	85	5,922	—	6,020

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating reconciliation of IFRS net income to US GAAP net income for the year ended December 31, 2006

	Mittal Steel - Parent Company	Mittal Steel USA - Issuer Subsidiary	Mittal Steel Non-guarantor Subsidiaries	Mittal Steel Consolidating Adjustments	Mittal Steel- Consolidated
Net income under IFRS	5,226	615	11,270	(11,885)	5,226

Employee benefits	47	48	(1)	(47)	47
Business combinations	521	80	441	(521)	521
Other	(153)	(146)	(7)	153	(153)
Effect of minority interests on adjustments	(121)	—	(121)	121	(121)
Deferred income tax effect on adjustments	(115)	7	(122)	115	(115)

Total adjustments	179	(11)	190	(179)	179

Net income under US GAAP	5,405	604	11,460	(12,064)	5,405

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

(millions of U.S. Dollars, except share and per share data)

Condensed consolidating reconciliation of IFRS equity to US GAAP equity as of December 31, 2006

	Mittal Steel- Parent Company	Mittal Steel USA - Issuer Subsidiary	Mittal Steel Non-guarantor Subsidiaries	Mittal Steel Consolidating Adjustments	Mittal Steel- Consolidated
Equity under IFRS	42,127	3,595	89,701	(93,296)	42,127

Employee benefits	(1,225)	(832)	(393)	1,225	(1,225)
Business combinations	(6,758)	177	(6,935)	6,758	(6,758)
Other	(161)	(155)	(6)	161	(161)
Effect of minority interests on adjustments	1,098	—	1,098	(1,098)	1,098
Deferred income tax effect on adjustments	1,798	149	1,649	(1,798)	1,798

Total adjustments	(5,248)	(661)	(4,587)	5,248	(5,248)

Equity under US GAAP	36,879	2,934	85,114	(88,048)	36,879

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITTAL STEEL COMPANY N.V.

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: April 17, 2007

EXHIBIT INDEX

Exhibit Number	Description
1.1.*	Amended and Restated Articles of Association of Mittal Steel Company. N.V. dated September 7, 2006 (English translation filed as Exhibit 4.1 to Mittal Steel Company N.V.’s registration statement on Form F-3 (Reg. No. 333-140846) filed with the Commission on February 23, 2007, and incorporated by reference hereto).

2.1.*	Mittal Steel Company N.V. Global Stock Option Plan, effective September 15, 1999 (filed as Exhibit 4.1 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2000 (File No. 001-14666), and incorporated by reference hereto).

4.1.*	Acquisition Agreement dated as of October 24, 2004 between Mittal Steel Company N.V. (formerly known as Ispat International N.V.) and The Richmond Investment Holdings Limited (filed as Annex A in Exhibit 1.1 to Mittal Steel Company N.V.’s report on Form 6-K (File No. 001-14666) filed with the Commission on November 18, 2004, and incorporated by reference hereto).

4.2.*	Agreement and Plan of Merger and Reorganization dated as of October 24, 2004, among Mittal Steel Company N.V. (formerly known as Ispat International N.V.), Park Acquisition Corp. and International Steel Group Inc. (filed as Exhibit 1.1 to Mittal Steel Company N.V.’s report on Form 6-K (File No. 001-14666) filed with the Commission on October 28, 2004, and incorporated by reference hereto).

4.3.*	Shareholder’s agreement dated as of August 13, 1997 among Ispat International N.V., LNM Holdings S.L. (renamed Ispat International Investments S.L.) and Mr. Lakshmi N Mittal (filed as Exhibit 4.3 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2004 (File No. 001-14666), and incorporated by reference hereto).

4.4.*	Non-competition agreement dated as of December 17, 2004 between Ispat International N.V. and Mr. Lakshmi N. Mittal. (filed as Exhibit 10.4 to Mittal Steel Company N.V.’s registration statement on Form F-4 (Reg. No. 333-121220) filed with the Commission on February 3, 2005, and incorporated by reference hereto).

8.1.	List of Significant Subsidiaries.

10.1.*	Memorandum of Understanding dated June 25, 2006 among Arcelor, Mittal Steel Company N.V. and Mr. and Mrs. Lakshmi N. Mittal (filed as Exhibit 99.1 to Mittal Steel Company N.V.’s report on Form 6-K (File No. 001-14666) filed with the Commission on June 29, 2006, and incorporated by reference hereto).

10.2.	Agreement dated November 30, 2006 among Mittal Steel Company N.V., the Arrangers named therein, the Original Lenders named therein and the Facility Agent named therein.

12.1.	Certifications of Mittal Steel Company N.V.’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.

13.1.	Certifications of Mittal Steel Company N.V.’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1.	Consent of Deloitte Accountants B.V.

15.2.	Consent of Ernst & Young Accountants (Mittal Steel Holdings N.V. and subsidiaries).

15.3.	Consent of KPMG Inc. (Ispat Iscor Limited, December 31, 2004).

15.4.	Consent of KPMG Audit S. à r. l. (Arcelor Subsidiaries).

*	Previously filed.