Form 20-F/A
period 2006-12-31
MITTAL STEEL CO N.V.
filed 2007-06-29
CIK 1041989

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

EXPLANATORY NOTE

This Form 20-F/A is being filed by Mittal Steel Company N.V. (“Mittal Steel”) as Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on April 17, 2007 (the “Form 20-F”), for the sole purpose of amending the disclosure on page F-14 to remove the references in its purchase accounting policy note to the use of valuation experts, and to make a corresponding change in Item 5.

This Form 20-F/A consists of a cover page, this explanatory note, Item 5A, Item 18, Item 19, the signature page and Exhibits 12.1, 13.1, 15.1, 15.2, 15.3 and 15.4.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F filed on April 17, 2007 or reflect any events that have occurred after the Form 20-F was filed on April 17, 2007.

PART I

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

Purchase Accounting

Accounting for acquisitions requires Mittal Steel to allocate the cost of the enterprise to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. In connection with each of its acquisitions, Mittal Steel undertakes a process to identify all assets and liabilities acquired, including acquired intangible assets. The judgments made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Estimated fair values are based on information available near the acquisition date and expectations and assumptions that have been deemed reasonable by management.

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

The most common purchase accounting adjustments relate to the following assets and liabilities, whose fair value is estimated as indicated:

•	The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•	Property, plant and equipment is recorded at replacement cost.

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

PART III

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, together with the reports of Deloitte Accountants B.V., KPMG Audit S. à r. l., Ernst & Young Accountants and KPMG Inc. thereon, are filed as part of this Annual Report.

ITEM 19. EXHIBITS

Other than the exhibits listed below, no other new exhibits are filed and all other exhibits to the Form 20-F remain unchanged.

Exhibit Number	Description

12.1.	Certifications of Mittal Steel Company N.V.’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.

13.1.	Certifications of Mittal Steel Company N.V.’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Deloitte Accountants B.V.

15.2	Consent of Ernst & Young Accountants

15.3	Consent of KPMG Inc.

15.4	Consent of KPMG Audit S.à r.l.

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

Purchase Accounting

Accounting for acquisitions requires Mittal Steel to allocate the cost of the enterprise to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. In connection with each of its acquisitions, the Company undertakes a process to identify all assets and liabilities acquired, including acquired intangible assets. The judgments made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Estimated fair values are based on information available near the acquisition date and on expectations and assumptions that have been deemed reasonable by management.

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

The most common purchase accounting adjustments relate to the following assets and liabilities, whose fair value is estimated as indicated:

•	The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•	Property, plant and equipment is recorded at replacement cost.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITTAL STEEL COMPANY N.V.

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: June 29, 2007