Form 20-F/A
period 2006-12-31
MITTAL STEEL CO N.V.
filed 2007-07-03
CIK 1041989

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

EXPLANATORY NOTE

This Form 20-F/A is being filed by Mittal Steel Company N.V. (“Mittal Steel”) as Amendment No. 2 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2006, initially filed with the Securities and Exchange Commission on April 17, 2007 (the “Form 20-F”), for the sole purpose of amending the disclosure on page F-14 to remove the references in its purchase accounting policy note to the use of valuation experts, and to make a corresponding change in Item 5.

This Form 20-F/A consists of a cover page, this explanatory note, Item 5, Item 18, Item 19, the signature page and Exhibits 12.1, 13.1, 15.1, 15.2, 15.3 and 15.4.

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

Date: July 3, 2007